This document has neither been reviewed nor approved by *Bundesanstalt für Finanzdienstleistungsaufsicht*, the German Federal Financial Supervisory Authority ("**BaFin**"). In connection with the offer to acquire all shares in Deutsche Börse Aktiengesellschaft (the "**exchange offer**"), Alpha Beta Netherlands Holding N.V. ("**Holdco**") filed a German language exchange offer document with BaFin which has been reviewed by BaFin pursuant to the German Securities Acquisitions and Takeover Act (the "**German Takeover Act**") and the publication of which was permitted by BaFin on May 2, 2011 (the "**BaFin-approved offer document**"). The BaFin-approved offer document, and an English translation thereof that was not reviewed by BaFin, were published by Holdco on May 4, 2011 on the internet at http://www.global-exchange-operator.com. The English translation of the BaFin-approved offer document was also filed by Holdco with the U.S. Securities and Exchange Commission ("**SEC**") on May 4, 2011. This document contains the same offer terms and conditions as, and substantially corresponds to the English translation of, the BaFin-approved offer document, except for certain modifications and updates to the disclosures made by Holdco in connection with its filing on May 3, 2011 of a Registration Statement on Form F-4 with the SEC that includes an exchange offer document/prospectus relating to the exchange offer. These modifications and updates do not affect the BaFin-approved offer document. Where this document makes reference to its publication pursuant to the German Takeover Act or the fact that it has been reviewed by BaFin or that its publication has been permitted by BaFin, such reference shall be deemed to relate to the BaFin-approved offer document only.

Shareholders of Deutsche Börse Aktiengesellschaft, in particular those who have their place of residence, seat or place of habitual abode outside The Federal Republic of Germany should pay particular attention to the information contained in section 1 of this exchange offer document.


Exchange Offer Document

VOLUNTARY PUBLIC TAKEOVER OFFER

(EXCHANGE OFFER)

by

Alpha Beta Netherlands Holding N.V.

Beursplein 5, 1012 JW Amsterdam, the Netherlands

to the shareholders of

Deutsche Börse Aktiengesellschaft

60485 Frankfurt am Main, Germany

to acquire all registered no-par-value shares of Deutsche Börse Aktiengesellschaft

for consideration of

1 new ordinary share in Alpha Beta Netherlands Holding N.V.

for 1 share in Deutsche Börse Aktiengesellschaft

Offer Acceptance Period: May 4, 2011 to midnight, at the end of July 13, 2011 (Central European Daylight Savings Time)


Deutsche Börse shares:	ISIN DE0005810055
tendered Deutsche Börse shares:	ISIN DE00A1KRND6
Holdco offer shares:	ISIN NL0009766997

Neither the U.S. Securities and Exchange Commission (which is referred to in this document as the "SEC") nor any U.S. state securities commission has approved or disapproved of the securities to be issued in connection with the combination (see section 6.1) or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

Information about the exchange offer is contained in this exchange offer document, which we urge you to read. In particular, see "Risk Factors" beginning on page 34 in Annex 2 of this document.

TABLE OF CONTENTS

Note: In the main body of this exchange offer document, references to sections without further specification are references to the sections of the main body of this exchange offer document.

1 General information and notes for shareholders

1.1 Implementation of the exchange offer pursuant to the German Securities Acquisition and Takeover Act

This offer document (the "**exchange offer document**") describes the voluntary public takeover offer (the "**exchange offer**") of Alpha Beta Netherlands Holding N.V., a public limited liability company (*naamloze vennootschap*) incorporated and existing under the laws of the Netherlands, having its official seat (*statutaire zetel*) in Amsterdam, the Netherlands, and registered with the Dutch Trade Register of the Chamber of Commerce (*Kamer van Koophandel*) under number 52019756, having its registered office at Beursplein 5, 1012 JW Amsterdam, the Netherlands ("**Holdco**" or the "**Bidder**") in accordance with the German Securities Acquisition and Takeover Act *(Wertpapiererwerbs- und Übernahmegesetz*, the "**German Takeover Act**"*)*, to the shareholders of Deutsche Börse Aktiengesellschaft, Frankfurt am Main, Germany, registered in the commercial register *(Handelsregister)* of the Local Court (*Amtsgericht*) of Frankfurt am Main under HRB 32232 ("**Deutsche Börse**" and, together with its affiliated companies, the "**Deutsche Börse group**") and with its business address at Mergenthaler Allee 61, 65760 Eschborn, Germany (Deutsche Börse's shareholders being the "**shareholders of Deutsche Börse**"), except for the shareholders of Deutsche Börse excluded from the exchange offer as set forth in section 1.2.

Shareholders of Deutsche Börse whose place of residence, seat or habitual abode is in Japan ("**Japanese shareholders of Deutsche Börse**") are requested to note in particular the details in section 1.2 and section 1.5.

The exchange offer is made exclusively in accordance with the laws of the Federal Republic of Germany ("**Germany**"), in particular pursuant to the German Takeover Act in conjunction with the Regulation on the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to publish and to make a Tender Offer (*Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots — WpÜG-Angebotsverordnung,* the "**German Takeover Act Offer Regulation**") and in accordance with applicable U.S. securities laws, including Regulation 14E under the U.S. Securities Exchange Act of 1934, as amended ("**Exchange Act**").

With respect to the Holdco shares to be issued in this exchange offer and the merger (as described in section 6.1), in the United States of America (herein referred to as the "**United States**"), a registration statement on Form F-4 (the "**Registration Statement**") is required pursuant to applicable U.S. securities laws, including Section 5 of the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), and Rule 145 thereunder, that has to become effective. However, there is the alternative of a so-called Early Commencement which means that the exchange offer may begin before the Registration Statement has become effective (see section 13.3.3). Immediately upon filing with the SEC, registration statements become public. The SEC reviews a company's registration statement after it is filed. Once the company has satisfactorily addressed all SEC comments in an amended registration statement, the registration statement will be declared effective by the SEC.

Annex 2 contains information pursuant to Section 2 no. 2 German Takeover Act Offer Regulation in conjunction with Section 7 German Securities Prospectus Act (*Wertpapierprospektgesetz*, the "**German Securities Prospectus Act**"*)* and Commission Regulation (EC) No 809/2004 (April 29, 2004), as amended, implementing Directive 2003/71/EC of the European Parliament and of the Council as regards information contained in prospectuses as well as the format, incorporation by reference and publication of such prospectuses and the dissemination of advertisements ("**Prospectus Regulation**"). Annex 2 forms part of this exchange offer document and should be read together with this exchange offer document.

There are no further documents other than Annex 1 (Persons acting jointly with Deutsche Börse Aktiengesellschaft) and Annex 2 (Information pursuant to Section 2 no. 2 German Takeover Act Offer Regulation in conjunction with Section 7 German Securities Prospectus Act and the Prospectus Regulation), which form part of this exchange offer document.

This exchange offer document has been reviewed and its publication has been permitted by the German Federal Financial Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht*, "**BaFin**"*)*, it has not been approved by any other authority. BaFin has reviewed the exchange offer document pursuant to the German Takeover Act and has approved its publication[1]. The English translation of the exchange offer document has not been reviewed by BaFin.

In this exchange offer document, the registered no-par-value shares (*auf den Namen lautende Stückaktien*) of Deutsche Börse (ISIN DE0005810055), are referred to as the "**Deutsche Börse shares**". The ordinary voting shares of the Bidder with a nominal value of € 1.00 as described in section 6.3 are referred to as "**Holdco shares**". Holdco will increase its authorized capital as described under section 6.3.2(i) in order to allow Holdco to issue the necessary shares for the exchange offer. The newly issued ordinary Holdco shares that will be used as consideration under this exchange offer are referred to as the "**Holdco offer shares**" (see section 4.1).

With this exchange offer, the Bidder is not making any public offer pursuant to any laws other than the laws of Germany, the laws of the United Kingdom of Great Britain and Northern Ireland ("**United Kingdom**") and—to some extent—the laws of the United States. Consequently, unless required by mandatory law, no other announcements have been made, and no other registrations, approvals, admissions or authorizations have been applied for or granted, in respect of this exchange offer document and/or the exchange offer outside Germany (with respect to the publication and dissemination please refer to section 1.4). As a result, the shareholders of Deutsche Börse cannot rely upon the application of foreign laws for investor protection.

Shareholders of Deutsche Börse who have their place of residence, seat or place of habitual abode in the United States ("**U.S. shareholders of Deutsche Börse**") are informed that the exchange offer is subject to specific publication and procedural regulations under German law, which may differ from those that would be applicable to a company with shares listed in the United States or otherwise registered under the Exchange Act. For instance, the exchange offer differs from the process of a tender offer for a company with shares listed in the United States or otherwise registered under the Exchange Act with regard to the right of withdrawal, time allowed for acceptance and settlement.

1.2 Shareholders excluded from the exchange offer

On April 20, 2011, BaFin permitted pursuant to Section 24 German Takeover Act to exclude Japanese shareholders of Deutsche Börse from the exchange offer. The exchange offer therefore cannot be accepted by them.

This does not apply to qualified institutional investors (*tekikaku kikan toshika*) (as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) ("**FIEA**")) (the "**Japanese institutional investors**" or the "**admitted shareholders in Japan**").

The Japanese shareholders of Deutsche Börse (except for the admitted shareholders in Japan) are referred to as the "**excluded Japanese shareholders**". For more information on the acceptance of the exchange offer outside of Germany, the United States and the United Kingdom, see also section 1.5.

1.3 Publication of the decision to make the exchange offer

On February 15, 2011, the Bidder published its decision to make the exchange offer in accordance with Section 10 para. 1 sentence 1 German Takeover Act. The publication is available on the internet at http://www.global-exchange-operator.com. The English translation of the exchange offer document will be filed by the Bidder with the SEC immediately after approval of the German exchange offer document by BaFin and, subsequently, will be available electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval ("**EDGAR**") system. The English translation of the exchange offer document can be located on EDGAR at http://www.sec.gov/edgar/searchedgar/companysearch.html. From this website, search "Alpha Beta Netherlands Holding N.V." under the tab "company name." Alternatively, the publication can be accessed from the same website by entering the registration number, which is 333-173347, under the tab "file number."

---

[1] The review and permission/approval by BaFin referred to in this paragraph relates exclusively to the German language offer document as published by Holdco on May 4, 2011 (see disclaimer on the cover page).

1.4   Publication and dissemination of this exchange offer document

In accordance with Section 14 para. 3 German Takeover Act, the Bidder will publish this exchange offer document in German (as well as an English translation which has neither been reviewed nor approved by BaFin) on the internet at http://www.global-exchange-operator.com on May 4, 2011. The Bidder will make available copies of the exchange offer document for distribution in Germany free of charge at Deutsche Bank AG, Taunusanlage 12, 60262 Frankfurt am Main, Germany (fax no.: +49 (69) 910 – 3 87 94; e-mail: DCT.Tender-Offers@db.com). The announcement regarding (i) the availability of copies of this exchange offer document in Germany for distribution free of charge and (ii) the internet address at which this exchange offer document is being published will be published in the electronic Federal Gazette (*elektronischer Bundesanzeiger*) on May 4, 2011. In the United States, the Bidder has filed a Registration Statement, and will also file the English translation of this exchange offer document by May 4, 2011, at the latest, with the SEC. The Bidder will send the English translation to the U.S. shareholders of Deutsche Börse known to it. In addition, the U.S. shareholders of Deutsche Börse can request, free of charge, the delivery of the English translation of the exchange offer document to the United States either through the aforementioned internet address or by making use of the aforementioned contact details at Deutsche Bank AG. The Bidder will also publish in *The Wall Street Journal* (U.S. edition) where copies of this exchange offer document free of charge will be available and at which internet address this exchange offer document is published. The aforementioned publications serve the purpose of complying with the mandatory provisions of the German Takeover Act and of complying with the Exchange Act.[1]

This exchange offer document has been prepared without taking into account any particular person's objectives, financial situation or needs. Shareholders of Deutsche Börse should, before acting on the information contained in this exchange offer document, consider the appropriateness of the information having regard to their personal objectives, financial situation or needs.

With respect to this exchange offer being made to shareholders of Deutsche Börse whose place of residence, seat or habitual abode is in Australia, the Bidder relies on the class order exemptions CO 09/68, CO 04/671, CO 05/850 and CO 03/606 to the Australian securities law requirements granted by the Australian Securities and Investments Commission ("**ASIC**"). This exchange offer document does not constitute a disclosure document under Chapter 6D of the Australian Corporations Act 2001 (Cwlth), was not and will not be lodged with ASIC nor approved by it, and is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Australia. No representation is made that this exchange offer document includes those details about Holdco offer shares which are required under Chapter 6D of the Australian Corporations Act 2001 (Cwlth). Please note that as this exchange offer document has not been prepared exclusively for an Australian audience, it may contain references to dollar amounts which are not Australian dollars, may contain financial information which is not prepared in accordance with Australian law or practices, may not address risks associated with investment in foreign currency denominated investments, and does not address Australian tax issues.

Shareholders of Deutsche Börse whose last address is to the Bidder's knowledge in Canada will be sent the same materials as those sent to U.S. shareholders of Deutsche Börse under the exchange offer. In addition, a brief non-binding summary of the key terms of the exchange offer in French will be sent to shareholders of Deutsche Börse whose last address is to the Bidder's knowledge in the Province of Québec.

No publications of the exchange offer document are planned beyond the aforementioned.

This exchange offer and this exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom and the United States. In particular, this exchange offer document, or any summary or excerpt thereof, shall not be directly or indirectly distributed, disseminated or circulated outside Germany or the United States other than as described in this section 1.4 (and the Bidder has not authorized any third party accordingly, except for the publications and disseminations described in this

---

[1] To the extent the publications described in this paragraph serve the purpose of complying with provisions of the German Takeover Act, they relate to the German language offer document and its English translation, respectively, as published by Holdco on May 4, 2011 (see disclaimer on the cover page).

section 1.4) if and to the extent this is not in compliance with applicable foreign regulations, or depends on the issuance of authorizations, compliance with official procedures or any other legal requirements, and such conditions are not satisfied. The Bidder is not responsible for ensuring that the publication, distribution, dissemination or circulation of the exchange offer document outside Germany, the United Kingdom and the United States is consistent with the provisions of legal systems other than those of Germany, the United Kingdom and the United States.

The Bidder will make this exchange offer document available upon request to the respective Custodian Banks (as defined in section 12.2) for distribution to shareholders of Deutsche Börse residing in Germany, the United Kingdom and the United States only. Beyond this, the Custodian Banks may not dispatch, distribute, disseminate or circulate this exchange offer document to shareholders of Deutsche Börse not residing in Germany, in the United Kingdom or in the United States, unless this is done in compliance with the securities laws of the relevant applicable jurisdiction.

1.5 **Acceptance of the exchange offer outside Germany, the United Kingdom and the United States**

DUE TO THE JAPANESE INSTITUTIONAL INVESTORS EXEMPTION (ARTICLE 2 PARAGRAPH 3 LIT. II A OF THE FIEA) THE HOLDCO OFFER SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER ARTICLE 4 PARAGRAPH 1 OF THE FIEA. ACCORDINGLY, SUBJECT TO THE JAPANESE INSTITUTIONAL INVESTORS EXEMPTION, THE HOLDCO OFFER SHARES MAY NOT BE OFFERED OR SOLD WITHIN JAPAN OR TO OR FOR THE ACCOUNT OR BENEFIT OF ANY PERSON IN JAPAN OR TO OTHERS FOR RE-OFFERING OR RESALE WITHIN JAPAN OR TO OR FOR THE ACCOUNT OR BENEFIT OF ANY PERSON IN JAPAN, EXCEPT SUCH RE-OFFER OR RE-SALE IS MADE TO A JAPANESE INSTITUTIONAL INVESTOR. THIS OFFER DOCUMENT DOES NOT CONSTITUTE A PUBLIC OFFER TO JAPANESE SHAREHOLDERS OF DEUTSCHE BÖRSE (EXCEPT WITH RESPECT TO THE ADMITTED SHAREHOLDERS IN JAPAN).

Acceptance of the exchange offer outside Germany, the United States and the United Kingdom may be subject to legal restrictions. With the exception of the admitted shareholders in Japan, the exchange offer may not be accepted by Japanese shareholders of Deutsche Börse.

This exchange offer is made by way of a single global offering. Shareholders of Deutsche Börse who are not admitted shareholders in Japan and come into possession of this exchange offer document outside Germany, the United States or the United Kingdom and/or who wish to accept the exchange offer outside Germany or the United States are advised to inform themselves of the relevant applicable legal provisions and to comply with them. The Bidder assumes no responsibility for the acceptance of the exchange offer outside Germany, the United Kingdom or the United States (in particular Japan except with respect to the admitted shareholders in Japan) being permissible under the relevant applicable legal provisions. The Bidder will treat as invalid any declaration of acceptance that appears to have been executed in or dispatched or sent from Japan (except with respect to admitted shareholders in Japan). Irrespective of the above, the exchange offer may be accepted by the admitted shareholders in Japan. Such admitted shareholders in Japan will be entitled to participate in the exchange offer on a private placement basis.

Shareholders of Deutsche Börse who wish to accept the exchange offer — with the exception of the admitted shareholders in Japan — must not use either postal services in Japan or other means or instruments (for example transmission by fax, telex or telephone) or use the international or foreign trading facilities or the facilities of a national securities exchange in Japan for a purpose that is either directly or indirectly linked to the acceptance of the exchange offer. Declarations of acceptance or other documents referring to the exchange offer — with the exception of declarations of acceptance by the admitted shareholders in Japan — may not be executed or stamped in Japan or dispatched in any other way from Japan. All shareholders of Deutsche Börse accepting the exchange offer — with the exception of the admitted shareholders in Japan — must provide addresses outside Japan for receipt of the Holdco offer shares and the delivery of any offer-related documents.

The Holdco offer shares will be freely transferable except for certain restrictions as set forth in this exchange offer document. Any resale of Holdco offer shares acquired pursuant to the exchange offer by:

(a) Shareholders of Deutsche Börse resident in Australia must be made in accordance with Australian law. The resale of Holdco offer shares made through an exchange or a market outside of Australia or to a person outside of Australia or to Australian Sophisticated and Professional Investors (as defined in Section 708 paras. 8 and 11 of the Australian Corporations Act 2001 (Cwlth)) will not be restricted under Australian law;

(b) Shareholders of Deutsche Börse resident in Canada must be made through (i) an exchange or a market outside of Canada, to a person or company outside of Canada or pursuant to an exemption from the prospectus requirements of applicable Canadian securities laws; and (ii) an appropriately registered dealer or pursuant to an exemption from the dealer registration requirements of applicable Canadian securities laws;

(c) Japanese institutional investors must be made to Japanese institutional investors or to non-residents within the meaning set forth in Article 6 para. 1 (vi) of the Foreign Exchange and Foreign Trade Act of Japan (Law No. 228 of 1949) as amended, only.

Unless required by mandatory law, no action has been or will be taken in any jurisdiction other than Germany, the United Kingdom or the United States that would permit a public offering of the Holdco offer shares, or permit possession or distribution of this exchange offer document or any advertising material relating to the Holdco offer shares, except as described in section 1.4.

2 Information regarding statements contained in this exchange offer document

2.1 General

Except as otherwise stated, references to time in this exchange offer document are references to Central European Daylight Savings Time.

To the extent that expressions such as "currently", "at the present time", "at the moment", "now", "at present" or "today" are used in this exchange offer document, they refer to the point in time of publication of this exchange offer document, except as otherwise expressly stated. Despite this, in each case the information is based on the Bidder's level of information at the time of signing of this exchange offer document. To the extent that the information relates to circumstances that are not in the sphere of influence of the Bidder, persons acting jointly with the Bidder or their respective subsidiaries, there may have been changes since the signing of this exchange offer document which have not been reflected in this exchange offer document.

References in this exchange offer document to a "banking day" relate to a day on which the banks in Frankfurt am Main, Germany, as well as in the City of New York, New York, United States, are open for general business. References in this exchange offer document to a "trading day" refer to a day on which the stock exchanges in Frankfurt am Main, Germany, as well as in the City of New York, New York, United States, are open for trading. References to "€", "EUR" or "euro" refer to the legal currency of Germany, the Netherlands and certain other member states of the European Union as from January 1, 1999; references to "$", "USD" or "U.S. dollar" refer to the legal currency of the United States.

The Bidder has not authorized any third party to make statements about the exchange offer or this exchange offer document. If unauthorized third parties nevertheless make such statements, these shall neither be attributable to the Bidder, nor to persons acting jointly with the Bidder.

2.2 Status and source of information in the offer document

The information about Deutsche Börse group, NYSE Euronext, a Delaware corporation ("**NYSE Euronext**"), and the affiliated companies of NYSE Euronext contained in this exchange offer document is based, among other things, on information made available in a due diligence exercise with regard to

Deutsche Börse group, NYSE Euronext and the affiliated companies of NYSE Euronext of limited duration and scope which was carried out prior to the conclusion of the business combination agreement (as defined in section 4.2). After initial discussions regarding a possible business combination of Deutsche Börse and NYSE Euronext had been stopped in early December 2008 after unauthorized news stories regarding the existence of such discussions, new discussions were held starting August 2010 regarding the possibility of reinitiating the contemplation of a potential transaction. In the course of the discussions over the following months, individual items of financial information of Deutsche Börse and NYSE Euronext were exchanged. On January 28, 2011, NYSE Euronext and Deutsche Börse each provided one another with access to an electronic dataroom containing, among other things, financial and legal due diligence materials. The results of this due diligence were discussed in Amsterdam, the Netherlands, from January 31 to February 2, 2011 as well as in subsequent follow-up meetings (see section "THE COMBINATION" on pages 73 et seq. of Annex 2 regarding these discussions.).

Additional information was provided to the Bidder by Deutsche Börse group and NYSE Euronext in the course of the preparation of this exchange offer document, including oral information. In addition, the Bidder made use of information which is publicly available for the preparation of the exchange offer document. This included, in particular, in relation to Deutsche Börse group, information published on the internet at http://www.deutsche-boerse.com, the financial reports of Deutsche Börse, the articles of association of Deutsche Börse and information derived from the commercial register, and, in relation to NYSE Euronext and the affiliated companies of NYSE Euronext, information published on the internet at http://www.nyse.com and the financial reports of NYSE Euronext. The Bidder cannot rule out that the information about Deutsche Börse group, NYSE Euronext or the affiliated companies of NYSE Euronext described in this exchange offer document has changed since its publication.

In addition, the Bidder points to the fact that current members of the management board of the Bidder are also employed by Deutsche Börse (Marcus Thompson) and NYSE Euronext (Stéphane Biehler) (see section 6.4.1) and are also the sole members of the board of directors of the current sole shareholder of the Bidder (see section 6.5).

2.3   Forward-looking statements, intentions of the Bidder

This exchange offer document and the documents referred to in it contain certain forward-looking statements. Such statements are, in particular, indicated by terms such as "expects", "believes", "attempts", "estimates", "intends", "assumes" and "endeavors". Such statements express intentions, views or current expectations of the Bidder with regard to possible future events. Descriptions, views, intentions and forward-looking statements are, except as otherwise expressly stated, based on certain information available to the Bidder at the time of publication of this exchange offer document and on certain assumptions, intentions and assessments made by the Bidder at that time. They are subject to risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The Bidder cautions you that forward-looking statements are not guarantees of the occurrence of such future events or of future performance and that in particular the actual results of operations, financial condition and liquidity, and the development of the industry in which Deutsche Börse group NYSE Euronext and the affiliated companies of NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this exchange offer document.

2.4   Updates

The Bidder will update this exchange offer document to the extent permissible and required under the German Takeover Act, and will comply with its obligations under U.S. law in accordance with the Exchange Act to inform security holders of any material change in the information published, sent or given to security holders. The Bidder will also, as applicable, publish additional accompanying information regarding the exchange offer, which will be made available on the Bidder's website at http://www.global-exchange-operator.com, and will file such information in English on the SEC's website under the link to the EDGAR system described in section 1.3.

3   Summary of the exchange offer

The following summary contains an overview of selected matters set out in this exchange offer document. It is supplemented by, and should be read in conjunction with, the information and matters set out elsewhere in this exchange offer document. Therefore, this summary does not contain all information that may be relevant for the shareholders of Deutsche Börse. For this reason, the shareholders of Deutsche Börse should carefully read the entire exchange offer document including the Annexes.

Bidder:	Alpha Beta Netherlands Holding N.V., Beursplein 5, 1012 JW Amsterdam, the Netherlands
Target Company:	Deutsche Börse Aktiengesellschaft, 60485 Frankfurt am Main, Germany, with its business address at Mergenthalerallee 61, 65760 Eschborn, Germany
Subject matter of the exchange offer:	Acquisition of all registered no-par-value shares (*auf den Namen lautende Stückaktien*) of Deutsche Börse (ISIN DE0005810055), each representing a pro rata amount of €1.00 per share of the registered share capital *(Grundkapital)*, in each case with all ancillary rights existing at the time of completion of this exchange offer (including dividend entitlements in respect of which no resolution has been passed by the general shareholders' meeting *(Hauptversammlung)* of Deutsche Börse at the time of completion of the exchange offer).
Offer Consideration:	1 Holdco offer share in exchange for 1 Deutsche Börse share as set forth in section 4.1 in more detail.
Conditions:	The exchange offer and the agreements which come into existence as a result of accepting the exchange offer will only be consummated if the following conditions are satisfied (see also section 14.3):

(a) Minimum Condition

The sum of the total number of Deutsche Börse shares in relation to which the exchange offer has been accepted and withdrawal has not been validly declared and the total number of Deutsche Börse shares that the Bidder already holds or has acquired, equals at least 75% of the sum of Deutsche Börse shares issued as of the end of the offer acceptance period and the number of total future Deutsche Börse option shares (as defined in section 7.3).

(b) Competition Approvals

(i) On or prior to March 31, 2012, the EU Commission has, or is deemed to have, cleared the combination (as defined in section 6.1) pursuant to the EC Merger Regulation.

(ii) On or prior to March 31, 2012, any waiting period including any extension thereof, applicable to the combination pursuant to the Hart-Scott-Rodino Act of 1976 shall have expired or been terminated with the consequence that the combination may be consummated.

(c) Effectiveness of the registration statement

The registration statement (see section 13.3) regarding the Holdco shares to be issued to the Bidder in the context of the exchange offer and the merger

(i)   shall have been declared effective by the SEC prior to the end of the offer acceptance period and

(ii) at the time of the expiration of the offer acceptance period shall not be subject of any stop order (see section 13.3.2) by the SEC pursuant to Section 8(d) of the Securities Act (as defined in section 1.1) or any proceeding initiated by the SEC seeking such a stop order.

(d) NYSE Euronext requisite vote

Prior to the end of the offer acceptance period, the NYSE Euronext requisite vote (as defined in section 9.2) shall have been obtained.

(e) Governmental and Judicial Proceedings

At the time of the expiration of the acceptance period neither any governmental entity nor legislative body nor court in

(i)   the United States,

(ii)   Germany,

(iii) the Netherlands,

(iv)   France,

(v)   the United Kingdom,

(vi)   Portugal,

(vii) Belgium,

(viii) Switzerland or

(ix)   Luxembourg,

shall have enacted any legislation, regulation, administrative act or injunction which is in force at the aforementioned time and would prohibit or make illegal the combination or the acquisition or ownership of the Deutsche Börse shares or of the NYSE Euronext shares by the Bidder.

(f) Other Approvals

On or prior to March 31, 2012, the following approvals will have been obtained:

(i)   The SEC shall have approved the application under Rule 19b-4 Exchange Act (as defined in section 1.1) submitted by NYSE Euronext and/or its subsidiaries and by Deutsche Börse and/or its subsidiaries with respect to the combination;

(ii) the Dutch Minister of Finance shall have (upon recommendation of the Dutch Authority for the Financial Markets) issued a declaration of non-objection to the Bidder in connection with the combination pursuant to Section 5:32d of the Dutch Financial Supervision Act allowing Holdco to indirectly acquire the shares

in Euronext Amsterdam N.V. as well as NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V.;

(iii) the Dutch Minister of Finance (with advice from the Dutch Authority for the Financial Markets) or the Dutch Authority for the Financial Markets on behalf of the Dutch Minister of Finance, as applicable, shall have confirmed, reissued, renewed or amended, if so required by the Dutch Minister of Finance respectively the Dutch Authority for the Financial Markets, the existing declaration of non-objection issued to NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. pursuant to Section 5:32d of the Dutch Financial Supervision Act, in each case allowing the relevant entity to acquire or hold, indirectly or directly, as the case may be, the shares of Euronext Amsterdam N.V., or the Minister of Finance and the Dutch Authority for the Financial Markets shall not have indicated that any such confirmation, reissuance, renewal or amendment is required;

(iv) the Dutch Minister of Finance and the Dutch Authority for the Financial Markets shall have reviewed and approved the combination and confirmed, reissued, renewed or amended, if so required by the Dutch Minister of Finance or the Dutch Authority for the Financial Markets, the existing exchange license granted to Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. pursuant to Sections 5:26 and 2:96 of the Dutch Financial Supervision Act, or the Dutch Minister of Finance and the Dutch Authority for the Financial Markets shall not have indicated that any such confirmation, reissuance, renewal or amendment is required;

(v) the Dutch Central Bank shall have issued a declaration of non-objection to Holdco pursuant to Section 3:95(1)(c) of the Dutch Financial Supervision Act allowing Holdco to indirectly acquire the shares in Euronext Amsterdam N.V. as well as NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. in their capacity as licensed operators of multilateral trading facilities, or it shall have indicated that such declaration of non-objection is not required;

(vi) the College of Euronext Regulators (see section 13.2.2 (ii)) shall have issued a declaration of non-objection to the combination pursuant to the memorandum of understanding as of June 24, 2010;

(vii) the Hessian Exchange Supervisory Authority did not prohibit the intended indirect acquisition of a significant participation in Deutsche Börse, Scoach Europa AG and Eurex Frankfurt AG within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act (*Börsengesetz*), or it issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(viii)   the Saxonian Exchange Supervisory Authority did not prohibit the intended indirect acquisition of a significant participation in European Energy Exchange AG and EEX Power Derivatives GmbH within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act, or it issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(ix)   the Berlin Exchange Supervisory Authority did not prohibit the intended indirect acquisition of a significant participation in Tradegate Exchange GmbH within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act, or it issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(x)   the BaFin did not prohibit the intended indirect acquisition of a significant participation in European Commodity Clearing AG, Eurex Clearing AG, Eurex Repo GmbH, Eurex Bonds GmbH and Clearstream Banking AG within the period available to it pursuant to Section 2c of the German Banking Act, or it issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(xi)   the French Banking Regulatory Authority shall have granted the approval required pursuant to French Regulation 96-16 of the French Committee for the Regulation of Banking and Finance relating to the change of ownership and control of Euronext Paris S.A. in its capacity as credit institution;

(xii)   the French Minister of the Economy shall have granted, upon advice of the French Financial Markets Authority, the approval required pursuant to Article L. 421-9 II of the French Monetary and Financial Code relating to the change of ownership and control of Euronext Paris S.A. and BlueNext S.A. in their capacity as regulated market operators;

(xiii)   the U.K. Financial Services Authority shall have granted its approval in respect of the change of ownership and control of LIFFE Administration and Management pursuant to Chapter 1A of Part XVIII of the Financial Services and Markets Act 2000;

(xiv)   the U.K. Financial Services Authority shall have granted its approval in respect of the change of ownership and control of LIFFE Services Limited, Secfinex Limited, Smartpool Trading Limited and Fix City Limited pursuant to Part XII of the Financial Services and Markets Act 2000 and Section SUP 11.3.4 R of the Regulatory Processes — Supervision Manual of the FSA Handbook;

(xv)   the Financial Services and Markets Authority of Belgium shall not have prohibited the intended change of ownership and control of Euronext Brussels S.A./N.V. within the period available to it pursuant to Article 19 of the Belgian Law of

August 2, 2002, or it shall have issued a corresponding declaration of non-objection in respect of such intended change of ownership and control of Euronext Brussels SA/NV within this period;

(xvi) Euronext Brussels S.A./N.V. shall have received a confirmation by the Belgian Ministry of Finance regarding the preservation of its status as regulated market and as licensed market pursuant to Articles 3, 17 and 18 of the Belgian Law of August 2, 2002, or in the absence of such confirmation, Euronext Brussels S.A./ N.V. shall not have received any notification by the Belgian Ministry of Finance to the contrary;

(xvii) the Portuguese Minister of Finance shall have explicitly approved of the change of ownership and control of Euronext Lisbon S.A. upon a positive legal opinion of the Portuguese Financial Supervisory Authority pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xviii) the Portuguese Financial Supervisory Authority shall be notified of the change of ownership and control of Euronext Lisbon and has either not prohibited such change of control within the period available to it or has issued a declaration of non-objection to such change of control each pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xix) the Portuguese Financial Supervisory Authority shall be notified of the change of ownership and control of Interbolsa and has either not prohibited such change of control within the period available to it or has issued a declaration of non-objection to such change of control each pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xx) the Committee on Foreign Investments in the United States shall have granted written notice that the review of the combination under Section 721 of the U.S. Defense Protection Act of 1950 has been concluded and the Committee on Foreign Investments in the United States shall have determined that there are no unresolved national security concerns sufficient to warrant a recommendation that the U.S. President block the exchange offer and/or the merger under such Section 721 of the U.S. Defense Protection Act of 1950 and advised that action under such Section 721 has been concluded with respect to the combination;

(xxi) the Luxembourg Supervisory Authority for the Financial Sector did not prohibit the intended indirect acquisition of Clearstream Banking S.A., Clearstream International S.A. and Clearstream Services S.A. within the statutory period available to it pursuant to Articles 6 (5), 6 (16), 18 (5) and 18 (17) of the Luxembourg Financial Sector Act of April 5, 1993, or it issued corresponding declarations of non-objection with regard to the acquisition within this period;

(xxii) the Luxembourg Supervisory Authority for the Insurance Sector did not prohibit the intended indirect acquisition of Risk

Transfer Re S.A. within the statutory period available to it pursuant to Articles 94 1 (4) and 94 1 (15) of the Luxembourg Insurance Act of December 6, 1991, or it issued a corresponding declaration of non-objection with regard to the acquisition within this period.

(g) No Material Adverse Market Change

During the time between the publication of the exchange offer document and the end of the offer acceptance period, there shall not have occurred a suspension of the currency trading or debt markets in

(i) Frankfurt am Main, Federal Republic of Germany, and London, Great Britain, or

(ii) the City of New York, New York, USA

for more than three consecutive trading days.

(h) No offer material adverse effect relating to NYSE Euronext

During the time between the publication of the exchange offer document and the end of the offer acceptance period, there shall not have occurred an offer material adverse effect relating to NYSE Euronext ("**the offer material adverse effect in relation to NYSE Euronext**").

An offer material adverse effect relating to NYSE Euronext is the occurrence of a circumstance or circumstances relating to NYSE Euronext, that, according to the assessment of an independent expert, has or have resulted in, or would reasonably be expected to result in, individually or in the aggregate, a decrease in the consolidated net revenues of NYSE Euronext of at least US$ 300,000,000 in the 2011 financial year and/or 2012 financial year of NYSE Euronext, to the extent the decrease is recurrent. Consolidated net revenues of NYSE Euronext are the total revenues less transaction-based expenses pursuant to the consolidated financial statement 2010.

An offer material adverse effect relating to NYSE Euronext will only be deemed to have occurred if, on or before the day before the publication of the results of the exchange offer pursuant to Section 23 para. 1 sentence 1 no. 2 German Takeover Act, an independent expert from Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft ("**independent expert**"), using the due and careful consideration of a diligent professional, has delivered an opinion that an offer material adverse effect has occurred. Upon request of the Bidder, the independent expert will undertake an evaluation of whether an offer material adverse effect relating to NYSE Euronext has occurred. The independent expert shall further carry out his evaluation without undue delay. The opinion of the independent expert is binding on and non-appealable by the Bidder and Deutsche Börse shareholders and will be published by the Bidder without undue delay in the electronic Federal Gazette (*elektronischer Bundesanzeiger*), the *Frankfurter Allgemeine Zeitung* and *The Wall Street Journal* (US edition) with reference to the exchange offer.

(i)   No offer material adverse effect relating to Deutsche Börse

During the time between the publication of the exchange offer document and the end of the offer acceptance period, there shall not have occurred an offer material adverse effect relating to Deutsche Börse ("**the offer material adverse effect relating to Deutsche Börse**").

An offer material adverse effect relating to Deutsche Börse is the occurrence of a circumstance or circumstances relating to Deutsche Börse, that, according to the assessment of the independent expert, has or have resulted in, or would reasonably be expected to result in, individually or in the aggregate, a decrease in the consolidated net revenues of Deutsche Börse, of at least US$ 300,000,000 in the 2011 financial year and/or 2012 financial year of Deutsche Börse, to the extent the decrease is recurrent. Consolidated net revenues of Deutsche Börse are the total revenues less volume-related costs pursuant to the consolidated financial statement 2010.

An offer material adverse effect relating to Deutsche Börse will only be deemed to have occurred if, on or before the day before the publication of the results of the exchange offer pursuant to Section 23 para. 1 sentence 1 no. 2 German Takeover Act, the independent expert, using the due and careful consideration of a diligent professional, has delivered an opinion that an offer material adverse effect relating to Deutsche Börse has occurred. Upon request of the Bidder the independent expert will undertake an evaluation of whether an offer material adverse effect relating to Deutsche Börse has occurred. The independent expert shall further carry out his evaluation without undue delay. The opinion of the independent expert is binding on and non-appealable by the Bidder and Deutsche Börse shareholders and will be published by the Bidder without undue delay in the electronic Federal Gazette (*elektronischer Bundesanzeiger*), the *Frankfurter Allgemeine Zeitung* and *The Wall Street Journal* (US edition) with reference to the exchange offer.

(j) IRS Ruling or Rulings vis-à-vis NYSE Euronext

On or prior to the end of the offer acceptance period, NYSE Euronext shall have received one or more private letter rulings from the U.S. Internal Revenue Service ("**IRS**") substantially to the effect that

(i)   the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the U.S. Internal Revenue Code and/or the merger and the exchange offer, taken together, will qualify as an exchange within the meaning of Section 351(a) of the U.S. Internal Revenue Code; and

(ii)   (A) the transfer of NYSE Euronext shares by U.S. persons for shares of the bidder will qualify for an exception to Section 367(a)(1) of the U.S. Internal Revenue Code under U.S. Treasury Regulation Sections 1.367(a)-3(c)(1) and 1.367(a)-3(c)(9), and (B) any U.S. person transferring NYSE Euronext shares to the Bidder who is a "5% transferee shareholder" of NYSE Eu-ronext (within the meaning of U.S. Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) will qualify for the exception to Section 367(a)(1) of the U.S. Internal Revenue Code only upon entering a five-year

	gain recognition agreement pursuant to U.S. Treasury Regulation Section 1.367(a)-8.
	(k) IRS-Ruling vis-à-vis Deutsche Börse
	On or prior to the end of the offer acceptance period, Deutsche Börse shall have received a private letter ruling from the IRS substantially to the effect that the exchange offer will qualify as a transaction described in Section 351 (a) of the U.S. Internal Revenue Code and/or the exchange offer and the merger, taken together, will qualify as transaction described in Section 351(a) of the U.S. Internal Revenue Code.
Offer Acceptance Period:	May 4, 2011 to midnight, at the end of July 13, 2011 (Central European Daylight Savings Time)
Additional Offer Acceptance Period:	Provided that the offer acceptance period (as defined in section 5.2) is not extended, the additional offer acceptance period (as defined in section 5.3) is expected to begin on July 20, 2011 and to expire on August 2, 2011.
Acceptance:	Acceptance of the exchange offer must be declared in writing by the relevant shareholder of Deutsche Börse to the Custodian Bank (as defined in section 12.2) during the offer acceptance period or the additional offer acceptance period. Until settlement of the exchange offer pursuant to the terms and conditions of this exchange offer document, the Deutsche Börse shares, for which the declaration of acceptance (as defined in section 12.2) has become effective, remain in the accepting shareholder's securities account; they are, however, each re-booked under a different International Securities Identification Number ("**ISIN**") and identified as 'tendered Deutsche Börse shares'.
	The declaration of acceptance will only become effective, as described in more detail in sections 12.2 and 12.5, upon the Deutsche Börse shares in respect of which the exchange offer has been accepted being re-booked, in a timely manner, at Clearstream Banking AG, Frankfurt am Main ("**Clearstream**"), under ISIN DE00A1KRND6 (tendered Deutsche Börse shares).
Withdrawal	Until the end of the offer acceptance period, the shareholders of Deutsche Börse may, at any time, withdraw from the agreements concluded as a result of the acceptance of the exchange offer.
Costs of Acceptance:	The acceptance of the exchange offer is free of costs and expenses for the accepting shareholders of Deutsche Börse holding their Deutsche Börse shares in collective safe custody with a Custodian Bank which, in turn, holds these shares in custody in its securities account at Clearstream. Costs resulting from the transmission of the declaration of acceptance to the custodian bank will, however, not be reimbursed.
	Costs and expenses charged by any other custodian banks or foreign intermediate custodians outside Germany shall be borne by each accepting shareholder of Deutsche Börse.
	Further, any taxes related to the transfer of the tendered Deutsche Börse shares in exchange for Holdco offer shares must be borne by the relevant shareholder of Deutsche Börse. The same is true for any foreign stock exchange trading taxes or stamp duties as well as other taxes or fees which fall due when accepting the exchange offer.

ISINs:	Deutsche Börse shares:	ISIN DE0005810055
	tendered Deutsche Börse shares:	ISIN DE00A1KRND6
	Holdco offer shares:	ISIN NL0009766997

Listing of Holdco offer shares: The Bidder will apply prior to the time of delivery of the Holdco offer shares to the shareholders of Deutsche Börse under the exchange offer for admission of its shares, including the Holdco offer shares, to trading on the regulated market segment (*regulierter Markt*) of the Frankfurt Stock Exchange *(Frankfurter Wertpapierbörse)* and, simultaneously, in the sub-segment thereof with additional post-admission obligations (Prime Standard), as well as on the regulated market of Euronext Paris (*marché réglementé de Euronext Paris*) and on the New York Stock Exchange.

The Bidder will take all necessary actions that the Holdco offer shares which the accepting shareholders of Deutsche Börse will receive upon settlement of the exchange offer will have been admitted to trading (listed) at the time of delivery to the shareholders of Deutsche Börse who have accepted the exchange offer.

Commencement of trading on the Frankfurt Stock Exchange, Euronext Paris and the New York Stock Exchange is expected to occur immediately after delivery of the Holdco offer shares to the shareholders of Deutsche Börse having accepted the exchange offer.

Stock Exchange Trading of tendered Deutsche Börse shares: It is intended to apply for the admission of the tendered Deutsche Börse shares (see section 12.2) to stock market trading on the regulated market of the Frankfurt Stock Exchange and, simultaneously, in the sub-segment thereof with additional post-admission obligations (Prime Standard), under ISIN DE00A1KRND6. It is intended, that the Deutsche Börse will assign a designated sponsor in order to provide for sufficient liquidity of the exchange trading in tendered Deutsche Börse shares. Trading in the tendered Deutsche Börse shares on the regulated market of the Frankfurt Stock Exchange is expected to begin on the second trading day after commencement of the offer acceptance period and to end no later than (i) after regular trading hours on the last trading day of the Frankfurt Stock Exchange within the additional offer acceptance period or (ii) after regular trading hours on the day the satisfaction of all completion conditions (unless been waived) is published (see section 14.4), whichever is the later date.

Publications: The exchange offer document whose publication has been permitted by BaFin on May 2, 2011[1] and will be published on May 4, 2011 by way of announcement on the internet (together with an English translation) at http:// www.global-exchange-operator.com. The Bidder will make available copies of the exchange offer document for distribution in Germany free of charge at Deutsche Bank AG, Taunusanlage 12, 60262 Frankfurt am Main; Germany (fax no.: +49 (69) 9 10-3 87 94; e-mail: DCT.Tender-Offers@db.com). The announcement regarding (i) the availability of copies

---

(1) The review and permission of BaFin relates exclusively to the German language offer document as published by Holdco on May 4, 2011 (see disclaimer on the cover page).

of this exchange offer document for distribution in Germany free of charge and (ii) the internet address at which this exchange offer document has been published will be published in the electronic Federal Gazette *(elektronischer Bundesanzeiger)* on May 4, 2011.

In the United States, the Bidder has filed a Registration Statement, and will also file the English translation of this exchange offer document by May 4, 2011, at the latest, with the SEC. The Bidder will send the English translation to the U.S. shareholders of Deutsche Börse known to it. In addition, the U.S. shareholders of Deutsche Börse can request, free of charge, the delivery of the English translation of this exchange offer document to the United States either through the aforementioned internet address or by making use of the aforementioned contact details at Deutsche Bank AG. The Bidder will also publish where copies of this exchange offer document free of charge will be available and at which internet address this exchange offer document is published in *The Wall Street Journal* (U.S. edition).[1]

Shareholders of Deutsche Börse whose last address is to the Bidder's knowledge in Canada will be sent the same materials as those sent to U.S. shareholders of Deutsche Börse under the exchange offer.

In addition, a brief non-binding summary of the key terms of the exchange offer in French will be sent to shareholders of Deutsche Börse whose last address is to the Bidder's knowledge in the Province of Québec.

All notifications and announcements required pursuant to the German Takeover Act will also be published on the internet at http://www.global-exchange-operator.com (in German as well as in English) and in German in the electronic Federal Gazette. The Bidder will also file such notifications and announcements in English with the SEC and otherwise comply with its obligation under U.S. law with respect to informing security holders of any material change in the information published, sent or given to security holders.

---

[1] To the extent the publications described in this and the foregoing paragraph serve the purpose of complying with provisions of the German Takeover Act, they relate to the German language offer document and its English translation, respectively, as published by Holdco on May 4, 2011 (see disclaimer on the cover page).

4   The exchange offer

4.1   Subject of the exchange offer

Subject to the terms and conditions set forth in this exchange offer document, the Bidder hereby offers to all shareholders of Deutsche Börse, except for the excluded Japanese shareholders (as defined in section 1.2), to acquire all outstanding registered no-par-value shares of Deutsche Börse (ISIN DE0005810055), each representing a pro rata amount of € 1.00 per share of the registered share capital (*Grundkapital*), in each case together with all ancillary rights existing at the time of completion of the exchange offer (including dividend entitlements in respect of which no resolution has been passed by the general shareholders' meeting *(Hauptversammlung)* of Deutsche Börse at the time of completion of this exchange offer).

The Bidder offers

1 Holdco offer share in exchange for 1 Deutsche Börse share

as consideration, each such Holdco offer share with a nominal value of € 1.00 (the "**offer consideration**").

American Depositary Receipts for Deutsche Börse shares ("**ADRs**") may not be tendered into the exchange offer. Holders of ADRs may participate in the exchange offer after exchange of their ADRs into Deutsche Börse shares (please see section 12.9 for more details). This does not apply for Holders of ADR who are excluded Japanese shareholders who must not participate in the exchange offer as described under section 1.2.

This exchange offer is aimed at the acquisition of control over Deutsche Börse within the meaning of Section 29 para. 2 German Takeover Act and thus constitutes a takeover offer pursuant to Chapter *(Abschnitt)* 4 of the German Takeover Act. It also relates to the Deutsche Börse treasury shares as well as any new Deutsche Börse shares coming into existence as a result of stock options referred to in section 15.1 being exercised prior to the expiration of the offer acceptance period or the additional offer acceptance period.

4.2   Reasoned statement / recommendation by Deutsche Börse's management board and supervisory board

Pursuant to Section 27 para. 1 German Takeover Act the management board of Deutsche Börse (the "**Deutsche Börse management board**") and the supervisory board of Deutsche Börse (the "**Deutsche Börse supervisory board**"; Deutsche Börse management board and Deutsche Börse supervisory board together the "**Deutsche Börse boards**") are required to give a reasoned statement in respect of the exchange offer and any amendments, as the case may be, and are required to publish such statement in accordance with Sections 34, 27 para. 3, 14 para. 3 sentence 1 German Takeover Act without undue delay after transmission of the exchange offer by the Bidder.

On February 15, 2011 Deutsche Börse announced in an ad-hoc announcement pursuant to Section 15 German Securities Trade Act (*WpHG*) that following the approval from the Deutsche Börse boards and the NYSE Euronext board of directors an agreement regarding the combination of Deutsche Börse and NYSE Euronext had been reached that day. The parties to such agreement are NYSE Euronext, Deutsche Börse, Holdco and Pomme Merger Corporation, a Delaware corporation ("**Pomme Merger Corporation**").

It was also announced on February 15, 2011 in the ad-hoc announcement that in the opinion of the Deutsche Börse boards, a strategic business combination between Deutsche Börse and NYSE Euronext is in the interest of Deutsche Börse and the interest of its shareholders, and that therefore the Deutsche Börse boards have determined that they will, subject to fulfilling all of their legal duties in connection with the review of the exchange offer after its publication, recommend in accordance with Section 27 German Takeover Act that the shareholders of Deutsche Börse accept the exchange offer and tender their shares in the exchange offer.

The agreement as signed on February 15, 2011, was amended by the parties to the agreement by an amendment dated May 2, 2011. The agreement as signed on February 15, 2011, including the amendment dated May 2, 2011, is hereinafter referred to as "**business combination agreement**".

The material terms of the business combination agreement are summarized and described in the section "Business Combination Agreement" in Annex 2 to which reference is made. Pages G-2 et seq. of Annex 2 contain the agreement as of February 15, 2011, and the amendment dated May 2, 2011.

5   ACCEPTANCE PERIOD

5.1   Duration of the offer acceptance period

The period for acceptance of the exchange offer begins upon publication of this exchange offer document on May 4, 2011. It expires on

midnight, at the end of July 13, 2011 (Central European Daylight Savings Time).

5.2   Extensions of the offer acceptance period

In the circumstances set out below, the offer acceptance period will in each case be extended automatically as follows:

- In the event of an amendment of the exchange offer pursuant to Section 21 German Takeover Act within the last two weeks prior to the expiration of the offer acceptance period, the offer acceptance period will be extended by two weeks (Section 21 para. 5 German Takeover Act) and, consequently, would be expected to end at midnight, at the end of July 27, 2011 (Central European Daylight Savings Time). This shall apply even if the amended exchange offer violates legal provisions.

- If, during the offer acceptance period of this exchange offer, a competing offer is made by a third party for the Deutsche Börse shares ("**competing offer**") and if the offer acceptance period for the present exchange offer expires prior to expiration of the acceptance period for the competing offer, the expiration of the offer acceptance period for the present exchange offer shall be determined by reference to the expiration of the acceptance period for the competing offer (Section 22 para. 2 German Takeover Act). This shall apply even if the competing offer is amended or prohibited or violates legal provisions.

The period for acceptance of the exchange offer, including all extensions of such period resulting from provisions of the German Takeover Act (but excluding the additional offer acceptance period described in section 5.3), is referred to as the "**offer acceptance period**" in this exchange offer document.

With regard to the right of withdrawal (*Rücktrittsrecht*) in the event of an amendment of the exchange offer or the launching of a competing offer, reference is made to the statements contained in section 17.

5.3   Additional offer acceptance period pursuant to Section 16 para. 2 German Takeover Act

Shareholders of Deutsche Börse who have not accepted the exchange offer within the offer acceptance period, may still accept the exchange offer within two weeks after publication of the results of the exchange offer by the Bidder pursuant to Section 23 para. 1 sentence 1 no. 2 German Takeover Act (the "**additional offer acceptance period**"), unless one of the completion conditions set out in section 14.1, which has not been validly waived before, has not been satisfied by the end of the offer acceptance period. In such case the agreements concluded through the acceptance of the exchange offer will not be executed (see section 14.3 of this exchange offer document).

The results of this exchange offer are expected to be published pursuant to Section 23 para. 1 sentence 1 no. 2 German Takeover Act within four banking days after expiration of the offer acceptance period, i.e. the expected date of publication is July 19, 2011. The additional offer acceptance period is therefore expected to commence on July 20, 2011 and to end at midnight, at the end of August 2, 2011 (Central

European Daylight Savings Time). The exchange offer can no longer be accepted following expiration of the additional offer acceptance period (please see, however, section 18(iv) in respect of a sell-out right for the shareholders of Deutsche Börse under certain circumstances).

6   Information on the Bidder

Shareholders are requested to read the following information regarding the Bidder in this section 6 in connection with the information provided on pages A-157 et seq. of Annex 2.

6.1   General

To date, Holdco has not conducted any material activities other than those incident to its formation and the matters contemplated by the business combination agreement, such as the formation of Pomme Merger Corporation (a wholly owned subsidiary of Holdco), the making of certain required securities law filings and the preparation of this exchange offer document (including the retention of a valuation expert to determine the value of Holdco shares to be offered as consideration under this exchange offer, see section 11.3).

As agreed in the business combination agreement, Deutsche Börse will become a subsidiary of Holdco through this exchange offer. NYSE Euronext will become a 100% subsidiary of Holdco by way of Pomme Merger Corporation being merged with and into NYSE Euronext against issuance of Holdco shares to the shareholders of NYSE Euronext (the "**NYSE Euronext stockholders**") (the "**merger**", which, together with the exchange offer, is referred to as the "**combination**"). Holdco and its subsidiaries after completion of the combination are referred to as the "**Holdco group**".

6.2   Legal basis

Holdco was incorporated as a public limited liability company (*naamloze vennootschap*) under the laws of the Netherlands on February 10, 2011 and is registered with the Dutch Trade Register of the Chamber of Commerce (*Kamer von Koophandel*) under the registration number 52019756 under the legal name Alpha Beta Netherlands Holding N.V. Holdco currently does not use a commercial name different from its legal name.

Holdco has been formed for an unlimited duration. Its fiscal year is the calendar year.

Holdco's statutory seat (*statutaire zetel*) is in Amsterdam, the Netherlands, and its business address is Beursplein 5, 1012 JW Amsterdam, the Netherlands. As a company having its statutory seat in the Netherlands, Holdco is governed by Dutch law.

Following the completion of the combination, Holdco will serve as the holding company for Deutsche Börse Group, NYSE Euronext and the affiliated companies of NYSE Euronext. In the business combination agreement the parties to it agreed on the content and wording of the future articles of association of Holdco as well as the future rules of procedure of the Holdco board of directors that are supposed to be effective upon completion of the combination, in order to provide for the governance arrangements agreed between the parties as well as to comply with the relevant rules and requirements applicable to a listed company. Drafts of both documents are attached as annexes to the business combination agreement. They are set forth in Annex 2 as Exhibits B and C. As Holdco is also a party to the business combination agreement and was established prior to the date of the business combination agreement, its articles of association effective at the time of publication of this exchange offer document do not yet reflect the agreed upon provisions. Therefore, the parties to the business combination agreement have agreed that the amendment of the articles of association of Holdco and the implementation of the rules of procedure of the Holdco board of directors will become effective prior to the completion of the combination.

Prior to the completion of the combination, Holdco's general meeting of shareholders will therefore resolve to completely revise Holdco's current articles of association. The amendment of Holdco's articles of association will take effect through the execution of a notarial deed of amendment of Holdco's articles

of association prior to the completion of the combination. Except for the summary, all references to Holdco's articles of association in this section 6 therefore refer to the form of Holdco's articles of association that will be in effect following execution of the notarial deed of amendment.

Following completion of the combination, Holdco's objects pursuant to article 3 of its articles of association will be: to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies, including without limitation businesses and companies of which the objects are to set up, develop, hold and operate, directly or indirectly, one or more exchanges or markets or other facilities with regard to the listing of, the trade in, the clearing and settlement of transactions in, and the custody of, securities and derivatives; to finance and/or acquire businesses and companies; to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities; to render advice and services to businesses and companies which belong to Holdco group and to third parties; to grant guarantees, to bind Holdco and to pledge its assets for obligations of businesses and companies which belong to Holdco group and on behalf of third parties; to perform any and all activities of an industrial, financial or commercial nature and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

6.3 Holdco share capital

Under Dutch law, the authorized share capital (*maatschappelijk kapitaal*) is the maximum amount of capital for which shares in a Dutch public limited liability company (*naamloze vennootschap*) can be validly issued. A Dutch public limited liability company may therefore only issue shares up to the aggregate amount of its authorized share capital as stipulated in its articles of association. Conceptually "authorized share capital" under Dutch law differs from the share capital (*Grundkapital*) of a German public limited liability company (*Aktiengesellschaft*), which consists of the issued shares. Furthermore, the authorized share capital of a Dutch public limited liability company is not to be mistaken for the term "authorized capital" (*Genehmigtes Kapital*) for a German public limited liability company and does not entail an authorization for the management board to issue new shares.

The authority to issue new shares in a Dutch public limited liability company is vested in the general meeting of shareholders. However, Dutch law provides that the general meeting of shareholders may delegate the authority to issue new shares to the management board.

Dutch law provides that at all times at least 20% of the authorized share capital must be issued (*geplaatst*) and that shares must be paid up (*worden volgestort*) immediately upon issuance.

Any increase of a Dutch public limited liability company's issued share capital (*geplaatst kapitaal*) exceeding its authorized share capital, requires a prior increase of the authorized share capital by way of an amendment of the articles of association to be adopted by the general meeting of shareholders. Such amendment of the articles of association is effected by the subsequent execution of a notarial deed of amendment before a Dutch civil law notary. Typically, the general meeting of shareholders will in its resolution authorize a Dutch civil law notary, a deputy or notarial assistant of the Dutch civil law notary to execute such deed of amendment.

If shares are to be issued by a Dutch public limited liability company in a number that would cause the existing authorized share capital to be exceeded, the following legal actions may be taken:

- First, the general meeting of shareholders shall adopt a resolution to amend the articles of association to increase the authorized share capital.

- Furthermore, the general meeting of shareholders shall resolve to issue new shares subject to the condition precedent of the amendment of the articles of association becoming effective, or will delegate the authority to issue new shares to the management board. The latter option may be useful if at the time of the resolution of the general meeting of shareholders, the exact number of shares to be issued is yet to be determined, which in the case at hand is, among others, dependent on the number of

Deutsche Börse shares that have been tendered in the exchange offer. If the latter option is used, the issuance of new shares will be decided by the management board, such resolution again being subject to the condition precedent of the amendment of the articles of association increasing the authorized share capital becoming effective.

- Pursuant to the resolution of the general meeting of the shareholders or the management board, as the case may be, to issue new shares, the company and the respective subscriber of the new shares will execute a deed of issuance of shares, which will also be subject to the condition precedent of the amendment of the articles of association increasing the authorized capital becoming effective.

- As a final step, the deed of amendment of the articles of association of the company regarding the increase of the authorized share capital will be executed, thus giving effect to amendment of the articles of association, the resolution of the general meeting of shareholders, or the management board resolution, as the case may be, to issue new shares as well as the deed of issuance and thereby the issuance of the new shares.

As described below in section 6.3.2 (i), the Holdco shares which are required as consideration for the exchange offer and in the context of the merger respectively will be issued in accordance with this procedure. Because of the legal requirement that at least 20% of the authorized share capital must be issued and paid up immediately, and taking into account the number of Holdco shares to be issued, the increase of the authorized share capital required for the issuance of shares will have to become effective only immediately before the issuance of the shares itself.

6.3.1 Authorized and issued share capital at the time of publication of the exchange offer document

Currently, Holdco's authorized share capital (*maatschappelijk kapitaal*) amounts to € 225,000, consisting of 180,000 ordinary shares with a nominal value of € 1.00 and 45,000 shares belonging to the class of shares class D with a nominal value of € 1.00 (the "**class D shares**"). Ordinary shares and class D shares can only be issued in registered form. Of such authorized capital, Holdco has issued all class D shares only at this point in time. All of Holdco's issued shares are fully paid up.

It is intended that on the same date of issuance of the Holdco shares as described under section 6.3.2(i) below or immediately hereafter, after the issuance of such shares, the class D shares will be cancelled or repurchased and subsequently cancelled by Holdco.

Unlike the Holdco shares, the class D shares can be cancelled against repayment of their nominal value and any mathematical reserves. Further, the class D shares have a limited right to dividends.

6.3.2 Development of authorized and issued share capital

(i) Increase of authorized share capital and issuance of Holdco-shares for the settlement of the exchange offer and the merger

On May 2, 2011, Holdco's general meeting of shareholders resolved to amend Holdco's articles of association and to increase its authorized share capital from €225,000 to €1,000,000,000 consisting of 500,000,000 ordinary shares with a nominal value of €1.00 per share (referred to as Holdco shares in this exchange offer document) and 500,000,000 preference shares with a nominal value of €1.00 per share (the "**increase of the authorized share capital**" or the "**resolution to increase the authorized share capital**"). In the resolution to increase the authorized share capital each (deputy) civil law notary or notarial assistant of Linklaters LLP in Amsterdam was authorized to execute the amendment of the articles of association. The notarial deed of amendment is to be executed upon request of Holdco as soon as the prerequisites for the completion of the exchange offer are fulfilled.

Holdco's general meeting of shareholders of May 2, 2011, has further resolved to authorize the Holdco board of directors to issue, or grant rights to subscribe for, Holdco shares for a period of five years from the date such resolution has been adopted or to exclude or limit subscription rights for the Holdco shares

issued on this basis. The authority for the Holdco board of directors to issue, or grant rights to subscribe for, ordinary shares is limited to in the aggregate of:

- such number of Holdco shares as is required to fulfil its obligations under the exchange offer, the merger and several other measures in connection with the combination; and

- 100,000,000 Holdco shares,

The aforementioned resolution also entails the authority to issue preference shares as described in detail below in section 6.3.2 (ii).

The current sole shareholder of Holdco, the Stichting Alpha Beta Netherlands (see section 6.5), has agreed in the context of the above resolutions of the general meeting not to withdraw these resolutions without consent of Holdco.

On the basis of the above resolutions of the general meeting Holdco is enabled to fulfill its obligations to deliver Holdco shares, including the Holdco offer shares, under the exchange offer and the merger without further action being required from Holdco's general meeting of shareholders.

The issuance of these Holdco shares in accordance with the actions set forth in section 6.3.1 above will be effected as follows:

- after satisfaction of all prerequisites for the completion of the exchange offer, the Holdco board of directors will, pursuant to its delegated authority to issue shares, resolve to issue such number of Holdco shares as is required to fulfill the obligations to deliver Holdco shares under the exchange offer and the merger. This resolution will be subject to the condition precedent that Holdco's authorized share capital is increased by way of the amendment of its articles of association becoming effective.

- Holdco will then in combination with the subscriber(s), i.e. Deutsche Bank AG as central settlement agent and exchange escrow agent with respect to the exchange offer (see section 12.1), enter into one or more deeds of issuance regarding the issuance of the respective Holdco shares which will also be subject to the condition precedent that Holdco's authorized share capital is increased by way of the amendment of its articles of association becoming effective.

- Finally, Holdco will, in accordance with the requirements of the resolution of the general meeting to increase the authorized share capital, instruct a (deputy) civil law notary or notarial assistant to execute the notarial deed of amendment of the Holdco articles of association, thereby giving effect to the amendment of the articles of association regarding the increase of the authorized capital and, at the same time, to the board resolution to issue the Holdco shares as well as the deed or deeds of issuance of Holdco shares.

Ordinary shares and preference shares can only be issued in registered form. The ordinary shares will be embodied in one or more global share certificates, deposited with the relevant securities depository. A securities depository is not determined yet. Possibly, there will be two securities depositories for purposes of the settlement of Holdco shares. Thus, it is possible that there will be one central securities depositary in respect of the global share certificate for the Holdco shares to be admitted to trading on the Frankfurt Stock Exchange and Euronext in Paris and another central securities depository in respect of the Holdco shares admitted to trading on the New York Stock Exchange. No share certificates will be issued in respect of preference shares.

The Holdco offer shares as well as the Holdco shares required for the merger will be issued for onward delivery through the custody banks system, in accordance with their regular settlement procedures for equity securities, to the Custodian Banks and any other intermediary custodian for credit to securities accounts of the shareholders of Deutsche Börse who validly tendered and did not effectively withdraw their Deutsche Börse shares in the exchange offer and the securities accounts of the NYSE Euronext stockholders. These newly issued Holdco shares are issued against contribution in kind consisting of tendered Deutsche Börse shares and NYSE Euronext shares.

The Holdco shares, including the Holdco offer shares, will be freely transferable and capable of being encumbered with a right of pledge or usufruct. The Holdco offer shares will have full dividend rights since the incorporation of Holdco on February 10, 2011.

(ii)   Preference shares

Pursuant to the resolution of the general meeting of Holdco's shareholders which was adopted on May 2, 2011, the Holdco board of directors is also authorized to issue preference shares with a nominal value of €1.00 per share. The authority for the Holdco board of directors to issue preference shares and related subscription rights is limited to such number as will not exceed the lower of (1) the maximum number of unissued preference shares forming part of the authorized share capital of Holdco at the time of issue and (2) the number of preference shares with an aggregate nominal amount equal to the aggregate nominal amount of the outstanding Holdco shares at the time of issue. At the time of publication of this exchange offer document, the Holdco board has not made use of such power and does not intend to make use of it.

The Holdco preference shares may in the future be issued to an independent entity, which would most likely be a Dutch foundation (*stichting*), with the objective of safeguarding the interests of Holdco, its businesses and the interests of shareholders and other stakeholders involved, from acquisitions of Holdco shares which could jeopardise Holdco's independence, continuity or (corporate) identity, including in particular an unsolicited attempt to effect a change of control regarding Holdco or a change in the management. An issue of preference shares, or the ability of Holdco to issue preference shares in the future, may have the effect of preventing, discouraging or delaying an unsolicited attempt to effect a change of control regarding Holdco or a change in the management and may enhance the ability of the Holdco board of directors to review and consider any proposals or actions of a bidder and/or any alternative courses of action. Holdco's articles of association will provide that within 24 months following the day of issuance of preference shares, a general meeting of shareholders will be held to consider the repurchase or cancellation of the Holdco preference shares. If the general meeting of shareholders does not resolve to repurchase or cancel the preference shares, then each 12 months after the last general meeting of shareholders at which such resolution was on the agenda, a general meeting of shareholders will be held to consider the repurchase or cancellation of the preference shares, until no preference shares remain outstanding.

6.3.3   Shareholder's register

Following the completion of the combination, a register of shareholders will be maintained by or on behalf of Holdco, which will be regularly updated. The register may, in whole or in part, be kept in more than one copy and at more than one address. Part of the register of shareholders may be kept outside of the Netherlands in order to comply with applicable foreign statutory provisions or rules of the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris and any other stock exchange where Holdco shares or depositary receipts of Holdco shares are listed.

6.3.4   Comparison of shareholder rights

After completion of the combination, Deutsche Börse shareholders who accept the exchange offer and acquire Holdco shares in exchange for their Deutsche Börse shares will be governed by Dutch law with respect to their shareholder rights, which may differ from German stock corporation law. An overview regarding the material differences between the rights of holders of Deutsche Börse shares before the completion of the combination, and the rights of holders of the Holdco shares after the combination is set forth on pages 402 et seq. of Annex 2. In the following, some of these differences shall be summarized:

(i)   Other than by the management, a general meeting of shareholders of Deutsche Börse may also be called if shareholders, whose holding in the aggregate equals or exceeds 5% of the share capital, demand such meeting in writing, stating the purpose of and reasons for such meeting. In the case of Holdco, shareholders representing in the aggregate at least 10% of the issued capital may also request the Holdco board of directors to convene a general meeting of shareholders, stating specifically the business to be discussed.

(ii) A qualified minority of shareholders of Deutsche Börse and of shareholders of Holdco, respectively, is entitled to demand that a matter be placed on the agenda of the general shareholders' meeting for resolution. In the case of Deutsche Börse, this requires the application of shareholders holding Deutsche Börse shares representing an aggregate of at least 5% of the issued share capital or in an aggregate nominal amount of at least € 500,000. In the case of Holdco, the shareholder or shareholders making the request must represent at least one-hundredth part of Holdco's issued share capital or, according to the applicable official stock exchange price of the New York Stock Exchange, the Frankfurt Stock Exchange, Euronext Paris or any other stock exchange where shares or depositary receipts of shares are listed, a value of at least € 50,000,000, or such other part of Holdco's issued capital as may be required in this respect by the laws of the Netherlands.

(iii) Unless statutory law provides for the contrary, e.g. in the case of the conclusion of a domination and profit and loss transfer agreement which requires a majority of at least 75% of the votes cast, resolutions of the shareholders' meeting of Deutsche Börse will be adopted with a simple majority of the votes cast. To the extent that the laws of the Netherlands or Holdco's articles of association do not provide otherwise, all resolutions of the general meeting of shareholders will be adopted by a simple majority of the votes cast. However, for certain resolutions like amendments of the articles of association, mergers, or demergers, a majority of two-thirds of the votes cast at the relevant meeting of shareholders is required. In some cases, the two-thirds majority must represent more than one-half of Holdco's issued share capital.

(iv) Under German as well as under Dutch stock corporation law, an existing shareholder of a stock corporation has a preferential right to subscribe for new shares in proportion to the number of shares such shareholder already holds in the corporation's existing share capital (preemptive rights or subscription rights; (*Bezugsrechte*)). However, under Dutch law this does not apply for the issuance of shares against consideration in kind, the issuance of preference shares or in other legally defined cases.

The subscription rights of shareholders of Deutsche Börse may only be excluded if so provided for in the same shareholders' resolution that authorizes the respective capital increase or share issuance. The resolution must be adopted with a majority of at least 75% of the share capital represented at the meeting. When exercising the authorized capital, the Deutsche Börse management board, with the approval of the Deutsche Börse supervisory board, may increase the share capital excluding subscription rights.

Holdco's general meeting of shareholders, or Holdco's board of directors if so authorized by the general meeting of shareholders for a period not exceeding five years, may restrict or exclude subscription rights. A resolution by the general meeting of shareholders to authorize Holdco's board of directors to exclude or restrict subscription rights requires a majority of at least two-thirds of the valid votes cast at the general meeting of shareholders if less than half of Holdco's issued share capital is present or represented. A simple majority is sufficient if more than half of Holdco's issued share capital is present or represented.

The Holdco articles of association will — in contrast to the articles of association of Deutsche Börse – presumably provide that no person, either alone or together with its related persons, may be beneficial owner of Holdco shares entitling to cast votes representing in the aggregate more than 40% of all voting rights. In certain cases the respective threshold may not exceed 20% of the voting rights. Further, the Holdco articles of association will — also in contrast to the articles of association of Deutsche Börse — possibly provide that no person, either alone or together with its related persons, may hold more than 20% of all voting rights. In both cases, the Holdco board of directors may grant exemptions from the aforementioned restrictions under certain conditions and with the approval of the SEC. Additionally, any such exemptions from the aforementioned restrictions must be approved by European regulators having appropriate jurisdiction and authority. With regard to further explanations of these limitations, reference

24

is made to pages 385 et seq. of Annex 2 as well as to the articles of association of Holdco which are enclosed in attachment B of Annex 2.

Pursuant to Section 1 para. 3 sentence 1 and 2 German Takeover Act as well as the respective provisions of the Dutch Financial Supervision Act (*Wet op het financieel toezicht*), the Bidder has a (restricted) right of choice regarding the applicable national takeover law. The Bidder may choose between the applicability of German or French takeover law as long as the Dutch (takeover) law does not provide for mandatory provisions that apply to Holdco in respect to certain aspects (mandatory provisions of Dutch law can for example be found in relation to information of trade unions or employees in the context of takeovers). Currently, the Bidder has not decided whether it will be governed by German or French takeover law in the future. The Bidder will decide in due time prior to the beginning of the trading of its shares.

6.4   Directors and management

6.4.1   Current Holdco board of directors

Holdco is led by a one-tier board. Currently, Holdco is managed by a board of directors with two managing directors: Marcus Thompson, who is also head of financial accounting and controlling of Deutsche Börse, and Stéphane Biehler, who is also executive vice president, chief accounting officer and corporate controller of NYSE Euronext. The current managing directors were appointed by way of resolutions of the shareholders' meeting of the Bidder immediately after the formation of the Bidder while Deutsche International Trust Company N.V., with its statutory seat in Amsterdam, the Netherlands, had initially been appointed as managing director for the purposes of foundation of the Bidder. Messrs. Thompson and Biehler are also sole members of the board of the sole shareholder of the Bidder (see section 6.5). Decisions of the management board of Holdco prior to the completion of the combination may only be made by both managing directors acting jointly.

Messrs. Biehler and Thompson will resign from their office at Holdco upon appointment of the members of the Holdco board of directors as described in section 6.4.2.

6.4.2   Holdco board of directors following the combination

In the context of the amendment of Holdco's articles of association and the implementation of the rules for the Holdco board of directors as described above in section 6.2, the board of directors will be newly appointed. Unless otherwise agreed by NYSE Euronext and Deutsche Börse, the Holdco board of directors, that will be composed of 17 members, will be established on the basis of a respective resolution of the general meeting of the Holdco shareholders within one month after the expiration of the offer acceptance period. In accordance with the provisions of the business combination agreement (see section 9.1), the board of directors will be composed of Dr. Reto Francioni, the current chief executive officer of Deutsche Börse, who is agreed to assume the position of the chairman of Holdco group (the "**Holdco group chairman**"); Duncan L. Niederauer, the current chief executive officer of NYSE Euronext, who is agreed to assume the position of the Holdco group chief executive officer (the "**Holdco group CEO**"), and 15 non-executive directors, consisting of nine non-executive directors designated for appointment upon nomination by Deutsche Börse and six non-executive directors designated for appointment upon nomination by NYSE Euronext.

The articles of association of Holdco to be in effect as of completion of the combination provide that directors are appointed by the general meeting of shareholders by resolution adopted by a two-thirds majority of the votes cast representing more than one-half of Holdco's issued share capital, or by a majority of the votes cast in case of persons nominated by Holdco's board of directors. Holdco's articles of association further provide that the board of directors has the power to submit a nomination for the appointment of directors with restricted binding effect (so called binding nomination pursuant to Section 2:133 Dutch Civil Code ("**nomination with binding effect**")) to the general meeting of shareholders (also in the case of vacancies to be filled), in which case the persons nominated by the board of directors are

appointed unless the nomination is overruled by a two-thirds majority of the votes cast representing more than one-half of Holdco's issued share capital.

The Holdco articles of association provide that each of the directors will be appointed at the annual general meeting of shareholders for a term that will expire at the end of the next annual general meeting of shareholders. Each of the Holdco directors will be nominated by the board of directors for re-election to the board of directors pursuant to a nomination with binding effect at each of the annual general meetings of shareholders occurring in 2012, 2013 and 2014. In addition, the Holdco group chairman and the Holdco group chief executive officer will each also be nominated by the board of directors pursuant to a nomination with binding effect for re-election to the board of directors at the annual general meetings of shareholders occurring in 2015.

In the event that the Holdco board of directors determines that (1) Holdco will qualify as a "foreign private issuer" as defined in Rule 3b-4(c) promulgated under the Exchange Act (such status is referred to as "**FPI status**") and will maintain FPI status on an ongoing basis through the end of the annual general meeting of shareholders occurring in 2016 and (2) the directors may be appointed by the general meeting of shareholders for a term that expires in 2015 (or in 2016 in the case of the Holdco group chairman and the Holdco group chief executive officer) and directors are not otherwise required by applicable law, regulation or stock exchange listing standards to be elected at each annual general meeting of shareholders, then the Holdco directors will be appointed by the general meeting of shareholders for a term ending at the end of the annual general meeting of shareholders occurring in 2015, except that the Holdco group chairman and the Holdco group chief executive officer will each initially be appointed for a term ending at the end of the annual general meeting of shareholders occurring in 2016.

After the annual general meeting of shareholders occurring in 2015, the number of directors will be decreased and the Holdco board of directors will consist of 12 members (without distinguishing between Deutsche Börse-directors and NYSE Euronext-directors) constituted as follows: one director being the Holdco group chairman, one executive director, being the Holdco group CEO, and 10 non-executive directors.

Prior to the annual general meeting of shareholders occurring in 2015 (or 2016 in the case of the Holdco group chairman and Holdco group CEO), in the event of a vacancy in a board seat previously occupied by a Deutsche Börse director or NYSE Euronext director, the remaining Deutsche Börse directors or NYSE Euronext directors, respectively, will recommend a replacement candidate to Holdco's Nomination, Governance and Corporate Responsibility Committee. Such recommendation to the Nominations, Governance and Corporate Responsibility Committee is binding if the vacant seat is that of the Holdco group chairman or the Holdco group CEO.

Holdco's general meeting of shareholders will at all times have the power to suspend or dismiss a member of the Holdco board of directors by a resolution adopted by a two-thirds majority of the votes cast, as far as this represents more than half of Holdco's issued capital. To the extent permitted under Dutch law, a director may also be suspended by the Holdco board of directors. A suspension may be extended several times but the total term of the suspension may not exceed three months, and the suspension will expire at the end of this period if no resolution has been adopted to either release the suspension or to dismiss the relevant director. For further information see pages A-161 et seq. of Annex 2.

The business and affairs of Holdco will, subject to the restrictions imposed by Holdco's articles of association, be managed by the Holdco board of directors. The Holdco board of directors may perform all acts necessary or useful for achieving Holdco's corporate purpose, subject to applicable law and Holdco's articles of association. Certain decisions of the Holdco board of directors must be submitted to the general meeting of shareholders for approval.

The Holdco board of directors is authorized to represent Holdco, as is the Holdco group CEO. In the event of a conflict of interest between Holdco and one of the members of the Holdco board of directors, the Holdco board of directors or the Holdco group CEO, as the case may be, will nonetheless be authorized to represent Holdco, unless the general meeting of shareholders has designated one or more

persons to represent Holdco in such case. In the event of such a conflict of interest, the general meeting of shareholders will at all times be authorized to appoint another representative. Pursuant to the rules for the board of directors adopted pursuant to Holdco's articles of association, a member of the Holdco board of directors who has a conflict of interest with Holdco may not participate in the discussions and decision-making process regarding the subject or transaction to which such conflict of interest relates.

The Holdco board of directors will meet as often as it deems necessary, or at the request of the Holdco group chairman or the Holdco group CEO. In a meeting of the Holdco board of directors, each director will have the right to cast one vote. Resolutions of the Holdco board of directors on the following subjects will — among other things — require a majority of 66% of the total number of seats on the Holdco board of directors:

- appointment and removal of the Holdco group chairman and of the Holdco group CEO pursuant to article 14.5, 15.1 and 16.1 of the articles of association of Holdco;

- proposals for changes to Holdco's articles of association;

- transformational M&A deals, which are defined to include transactions that, in view of their size and significance, very materially change the business of the Holdco group, either in size or direction or geographic presence, as well as certain transactions which require a shareholder vote under Dutch law;

- major structural changes, which are defined as (1) any amendments to certain provisions of Holdco's articles of association; (2) changes or enhancements to the responsibilities and authorities of the Holdco group chairman until the end of the annual general meeting of shareholders held in 2016; or (3) changes or enhancements to the responsibilities and authorities of the Holdco group CEO until the end of the annual general meeting of shareholders held in 2016;

- amendments to Holdco's rules for the board of directors until the end of the annual general meeting of shareholders held in 2016; and

- changes to the duties and the composition of the board committees until the end of the annual general meeting of shareholders occurring in 2015.

All other resolutions of the Holdco board of directors will be adopted with a simple majority of the votes cast where a quorum (i.e., a majority of members of the board of directors) is present.

Pursuant to the Dutch Civil Code (*Burgerlijk Wetboek*) and Holdco's articles of association, resolutions of the Holdco board of directors concerning an important change in Holdco's identity or character of Holdco's business will be subject to the approval of the general meeting of shareholders. Such resolutions include: (1) the transfer of Holdco's business or nearly all of Holdco's business to a third party; (2) the entry into or termination of a long-term co-operation by Holdco or any of Holdco's subsidiaries with another legal entity or as a fully liable partner in a limited or general partnership if such co-operation or termination is of major significance to Holdco; and (3) the acquisition or disposal by Holdco or by any of Holdco's subsidiaries of a participation in another company, the value of which equals at least one-third of Holdco's assets as reflected on the consolidated balance sheet included in Holdco's most recently adopted consolidated annual accounts.

6.4.3 Global executive committee

Immediately following completion of the combination, the Holdco group CEO will appoint executive managers, together forming the members of the global executive committee of the Holdco group.

The composition of the global executive committee, its tasks and responsibilities and the decision making process will be set forth in the rules for the global executive committee which are enacted by the Holdco group CEO with the approval of the Holdco board of directors. Amendments to the rules for the global executive committee will require the approval of both the Holdco group CEO and the Holdco board of directors and can therefore not be made by the Holdco group CEO acting unilaterally. The members of

the global executive committee will execute Holdco's day-to-day business. Any appointment of members of the global executive committee will be made by the Holdco group CEO in close consultation with the Holdco group chairman and the Holdco board of directors. The global executive committee will consist of eight members, including the Holdco group CEO and seven other members. The only member of the global executive committee who will also serve as a director of Holdco will be Duncan L. Niederauer, the Holdco group CEO.

The following table sets forth information as to those who are agreed to be appointed as members of the global executive committee of the Holdco group and to be member of the global executive committee upon completion of the combination.

Name	Position
Duncan L. Niederauer	Holdco Group Chief Executive Officer
Andreas Preuß	Head of Global Derivatives, President and Deputy Group Chief Executive Officer
Gregor Pottmeyer	Holdco Group Chief Financial Officer
Lawrence E. Leibowitz	Head of Global Cash Trading and Listings and Chief Operating Officer of Holdco group
Jeffrey Tessler	Head of Global Settlement and Custody
Dominique Cerutti	Head of Technology Services/IT and President
Frank Gerstenschläger	Head of Market Data and Analytics
John K. Halvey	Holdco Group General Counsel/Head of Legal

Pages G-125 et seq. of Annex 2 contain the future rules of the global executive committee.

6.4.4 Further information on Holdco governance after completion of the combination

For further information on Holdco's governance after completion of the combination, please refer to the section entitled "BUSINESS OF HOLDCO AND CERTAIN INFORMATION ABOUT HOLDCO" on pages A-157 *et seq.* of Annex 2 hereto.

6.5 Shareholders

Stichting Alpha Beta Netherlands, a foundation (*stichting*) incorporated and existing under the laws of the Netherlands, having its official seat (s*tatutaire zetel*) in Amsterdam, the Netherlands, and registered with the Dutch Trade Register of the Chamber of Commerce (*Kamer van Koophandel*) under number 52008169, having its registered office at Herengracht 450, 1017 CA Amsterdam, the Netherlands, ("**Stichting**") is currently the sole shareholder of Holdco. Stichting was founded on February 8, 2011. The objects of Stichting pursuant to section 3.1 of its articles of association are to acquire and hold shares in its own name in the capital of the Bidder and to exercise the rights attached to such shares, including the voting rights and collecting the dividends and other distributions due on these shares, to borrow funds and to acquire any form of financing in view of the acquisition of such shares, to lend funds to the Bidder through granting loans (including but not limited to non-recourse loans) or an issuance of notes or otherwise, to have the Bidder borrow funds, to have the Bidder issue notes, to alienate, sell or pledge shares in the capital of the Bidder, to have the Bidder provide a guarantee, as necessary, and to do all that is connected and conducive to the above in the broadest sense of the word. Due to its legal form as a Dutch foundation, Stichting does not have shareholders or unitholders. Stichting rather is an indepent legal entity, controlled by its board of directors. Members of the board of directors are appointed by the board of directors itself. No third parties are authorized to give binding instructions to the board of directors of Stichting.

At the time of publication of the exchange offer document, the board of directors of Stichting consists of two directors: Messrs. Marcus Thompson and Stéphane Biehler, the current members of the management board of the Bidder (see section 6.4.1). Messrs. Thompson and Biehler were appointed as members of the

management board shortly after Stichting's incorporation, while initially Deutsche International Trust Company N.V. had been the director of Stichting.

Immediately after the issue of the new ordinary shares of Holdco as described under section 6.3.2(i), it is intended that the class D shares will be cancelled or repurchased and subsequently cancelled. Hereafter, Stichting will cease to be a shareholder of Holdco.

6.6 Subsidiaries; (future) subsidiaries Deutsche Börse and NYSE Euronext

As at the time of publication of the exchange offer document, Holdco does not hold any equity interest in any other legal entity, except for a 100% stake in Pomme Merger Corporation.

As part of the combination, Pomme Merger Corporation will be merged with and into NYSE Euronext thus becoming a wholly owned subsidiary of the Bidder. In addition, Deutsche Börse will become a subsidiary of the Bidder after completion of the exchange offer. Regarding a more detailed description of Deutsche Börse reference is made to section 7. Regarding a more detailed description of NYSE Euronext reference is made to section 8. Further information regarding both companies can be found in Annex 2 in the sections "Business of Deutsche Börse Group certain information about Deutsche Börse Group" as well as "Business of NYSE Euronext Group and certain information about NYSE Euronext" (see pages A-183 *et seq.* and A-273 *et seq.* of Annex 2).

6.7 Persons acting jointly with the Bidder

As parties to the business combination agreement, NYSE Euronext, Deutsche Börse and Pomme Merger Corporation are persons acting jointly with the Bidder pursuant to Section 2 para. 5 sentence 1 German Takeover Act.

Pursuant to Section 2 para. 5 sentence 1 German Takeover Act in conjunction with Section 2 para. 5 sentence 3 German Takeover Act, subsidiaries are presumed to be persons acting jointly with the Bidder and with each other. At the time of publication of this exchange offer document, Pomme Merger Corporation is the only subsidiary of Holdco. Pomme Merger Corporation thus is also a person acting jointly with the Bidder pursuant to Section 2 para. 5 sentence 1 German Takeover Act in conjunction with Section 2 para. 5 sentence 3 German Takeover Act. The same applies to the sole shareholder of Holdco, Stichting.

Except for the aforementioned, there are no persons acting jointly with the Bidder within the meaning of Section 2 para. 5 German Takeover Act at the time of publication of this exchange offer document.

6.8 Deutsche Börse shares currently held by the Bidder and persons acting jointly with the Bidder and their subsidiaries, attribution of voting rights

Except for the Deutsche Börse treasury shares (see section 7.2) neither the Bidder nor any persons acting jointly with the Bidder within the meaning of Section 2 para. 5 German Takeover Act nor one of their subsidiaries hold any shares or voting rights in Deutsche Börse at the date of the publication of this exchange offer document and there are no voting rights attached to Deutsche Börse shares attributable to the Bidder, persons acting jointly with the Bidder or their subsidiaries pursuant to Section 30 German Takeover Act. Deutsche Börse is not entitled to any voting rights regarding the Deutsche Börse treasury shares pursuant to Section 71b German Stock Corporation Act *(Aktiengesetz,* **AktG***)*.

6.9 Particulars of securities transactions

In the period commencing six months prior to the publication of the decision to make the exchange offer on February 15, 2011 and ending with the publication of this exchange offer document on May 4, 2011, neither the Bidder nor persons acting jointly with the Bidder within the meaning of Section 2 para. 5 German Takeover Act nor their subsidiaries acquired Deutsche Börse-shares or concluded agreements as a result of which the transfer of ownership in Deutsche Börse shares may be demanded.

6.10   Possible parallel acquisitions

The Bidder reserves the right, to the extent legally permissible, to directly or indirectly acquire additional Deutsche Börse shares outside the exchange offer on or off the stock exchange. To the extent that such acquisitions take place, this will be published without undue delay in accordance with applicable legal provisions, including without limitation in accordance with Section 23 para. 2 German Takeover Act in conjunction with Section 14 para. 3 sentence 1 German Takeover Act, on the internet at http://www.global-exchange-operator.com, in the electronic Federal Gazette and by way of an English press release via an electronically operated information distribution system in the United States stating the number and consideration paid or agreed to be paid for the Deutsche Börse shares so acquired or agreed to acquire.

6.11   Irrevocable undertakings

Under the business combination agreement, the Bidder and Deutsche Börse agreed that as promptly as practicable after the commencement of the exchange offer, and in any event no later than ten banking days following the recommendation pursuant to Section 27 German Takeover Act of the exchange offer by either of the Deutsche Börse boards, it shall tender into the exchange offer all of the Deutsche Börse treasury shares (see section 7.2) in accordance with the terms of this exchange offer document. Otherwise, the Bidder has currently not concluded agreements with third parties under which those third parties are obliged to accept the exchange offer in respect of the Deutsche Börse shares held by them (irrevocable undertakings).

If the Bidder should enter into irrevocable undertakings in the future, the Bidder reserves the right to exclude the right of withdrawal in each case.

7   Description of Deutsche Börse

7.1   Overview

Deutsche Börse is a German stock corporation (*Aktiengesellschaft*) with its statutory seat in Frankfurt am Main, Germany. It is registered with the commercial register of the Local Court Frankfurt am Main under HRB 32232. Deutsche Börse is headquartered in Eschborn near Frankfurt am Main.

The business objectives of Deutsche Börse are a) the operation of exchanges, including but not limited to stock exchanges, subject to applicable laws and regulations; b) services for the design, development and implementation of electronic data processing in areas including but not limited to stock exchange transactions, the securities business of financial institutions and the settlement thereof and, furthermore, the collection, processing and sale of financial information; c) the provision of support services to undertakings engaged in the stock exchange and securities business which shall include, but not be limited to, the provision of central services to such undertakings in relation to all activities thereof.

Deutsche Börse may acquire, dispose of, develop, lease, rent out or employ for third parties any hardware and software and all facilities related thereto. Deutsche Börse may transact any business, take any action and perform any other acts, which appear to be directly or indirectly necessary, suitable or useful to achieve the corporate objectives. Deutsche Börse may acquire and dispose of real estate, establish branches within and outside Germany and participate in, establish or acquire any undertakings of the same or a similar kind or, by way of exception, of a different kind. Furthermore, Deutsche Börse may enter into intra group agreements and joint ventures. Deutsche Börse shall be subject to confidentiality requirements as are customary in the banking industry.

Deutsche Börse has been established for an undefined period of time. The fiscal year of Deutsche Börse is the calendar year.

As of December 31, 2010, Deutsche Börse group employed 3,490 people in 19 locations in 15 countries. In 2010, Deutsche Börse group generated total revenues on a consolidated basis of € 2,226.7 million (2009: € 2,289.7 million; 2008: € 2,758.6 million).

7.2   Share capital

The current share capital of Deutsche Börse is € 195,000,000 and is divided into 195,000,000 registered shares with no-par value. There are no other classes of shares besides the ordinary shares.

Based on respective authorizations of the general shareholders' meeting, Deutsche Börse carried out share repurchases in the past. The last repurchases were executed in 2008. No shares were repurchased during 2009, 2010 and until the publication of this exchange offer document in 2011. Deutsche Börse currently holds 8,956,997 Deutsche Börse shares as a result of the past share buybacks (such shares referred to as "**Deutsche Börse treasury shares**").

The Deutsche Börse shares are admitted to trading on the regulated market of the Frankfurt Stock Exchange and, simultaneously, in the sub-segment thereof with additional post-admission obligations (Prime Standard).

7.2.1 Authorized Capital I

The Deutsche Börse management board, with the consent of the Deutsche Börse supervisory board, is authorized to increase the share capital on one or more occasions on or before May 23, 2011, by up to a total of €5,200,000, by issuing new registered no-par value shares against cash and/or contributions in kind (authorized capital I). The shareholders of Deutsche Börse must be granted subscription rights unless the Deutsche Börse management board, with the approval of the Deutsche Börse supervisory board, uses its authorization to exclude shareholder subscription rights. The Deutsche Börse management board, with the consent of the Deutsche Börse supervisory board, is authorized to exclude subscription rights if the share capital is increased against in-kind contributions in kind for the purpose of acquiring companies, parts of companies or interests in companies or other assets. The Deutsche Börse management board, with the consent of the Deutsche Börse supervisory board, is also authorized to exclude fractional amounts from subscription rights of shareholders of Deutsche Börse. The content of the rights attached to the shares and the terms and conditions relating to their issue, including the issue price, will be determined by the Deutsche Börse management board with the consent of the Deutsche Börse supervisory board.

7.2.2 Authorized Capital II

The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, is authorized to increase the share capital on one or more occasions until May 26, 2015, by up to a total of €27,800,000, by issuing new registered no-par value shares against cash and/or contributions in kind (authorized capital II). The shareholders of Deutsche Börse must be granted subscription rights. However, the Deutsche Börse management board, with the consent of the Deutsche Börse supervisory board, is authorized to exclude shareholder subscription rights in the case of a capital increase against cash contribution if the issue price of the new shares does not fall substantially below the quoted price of the shares and the shares issued under the exclusion of subscription rights in accordance with Section 186 (3) sentence 4 AktG may not exceed a total of 10% of the share capital of Deutsche Börse either when the authorization becomes effective by virtue of the amendment to the articles of incorporation being recorded in the commercial register or when the authorization is exercised. All shares issued or sold in accordance with Section 186 (3) sentence 4 AktG (directly or analogously) during the period of validity of the authorization until it is exercised, are included in the calculation of the 10% limit.

The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, is also authorized to exclude subscription rights of shareholders for a pro rata amount of the share capital of up to a total of €3,000,000 in order to issue the new shares to employees of Deutsche Börse or affiliated companies (within the meaning of Sections 15 *et seq.* AktG), excluding members of the Deutsche Börse management board and the management of affiliated companies. These shares may be issued either directly or indirectly following subscription by a credit institution and repurchase by Deutsche Börse.

The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, is also authorized to exclude subscription rights of shareholders if the share capital is increased against contributions in kind for the purpose of acquiring companies, parts of companies or interests in companies or other assets.

The Deutsche Börse management board, with the consent of the Deutsche Börse supervisory board, is also authorized to exclude fractional amounts from subscription rights of shareholders.

The new shares may also be acquired by certain credit institutions or companies to be specified by the Deutsche Börse management board operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (*Gesetz über das Kreditwesen*) subject to the obligation that they offer such shares to shareholders of Deutsche Börse (indirect subscription right).

The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, determines the additional terms and conditions relating to the issuance of the shares, including the issue price.

7.2.3   Authorized Capital III

The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, is authorized to increase the share capital on one or more occasions until May 26, 2015, by up to a total of €19,500,000, by issuing new registered no-par value shares against cash contributions (authorized capital III). The shareholders of Deutsche Börse shall be granted subscription rights. However, the Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, is authorized to exclude fractional amounts from subscription rights of shareholders.

The new shares may also be acquired by certain credit institutions or companies to be specified by the Deutsche Börse management board operating in accordance with Section 53 (1) sentence 1 or Section 53b (1) sentence 1 or (7) of the German Banking Act, subject to the obligation that they offer such shares to shareholders of Deutsche Börse (indirect subscription right).

The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, determines the additional terms and conditions relating to the issuance of the shares, including the issue price.

7.2.4   Authorized Capital IV

The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, is authorized to increase the share capital on one or more occasions until May 10, 2012, by up to a total of €6,000,000, by issuing new registered no-par value shares against cash and/or contributions in kind (authorized capital IV). The shareholders of Deutsche Börse shall be granted subscription rights unless the Deutsche Börse management board, with the approval of the Deutsche Börse supervisory board, uses its authorization to exclude shareholder subscription rights. The Deutsche Börse management board, with the consent of the Deutsche Börse supervisory board, is authorized to exclude fractional amounts from subscription rights of shareholders. The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, is authorized to exclude subscription rights of shareholders in order to issue up to 900,000 new shares per fiscal year to members of the Deutsche Börse management board and employees of Deutsche Börse, as well as to members of the executive boards and management and employees of related companies (within the meaning of section 15 *et seq.* AktG). The content of the rights attached to the shares and the terms and conditions relating to their issuance, including the amount to be issued, will be determined by the Deutsche Börse management board with the consent of the Deutsche Börse supervisory board. Shares issued to members of the Deutsche Börse management board and employees of Deutsche Börse, as well as to members of the executive boards/management and employees of related companies within the meaning of Section 15 *et seq.* AktG, carry full dividend rights for the fiscal year in which they are issued.

7.2.5 Conditional Capital I

The share capital is conditionally increased by up to €6,000,000 through the issuance of up to 6,000,000 registered no-par value shares (conditional capital I). The conditional capital increase is intended solely to fulfill subscription rights granted on or before May 13, 2008 on the basis of the authorization by the General Shareholders' Meeting on May 14, 2003, under item 7 of the agenda. The conditional capital increase will only be carried out to the extent that the holders of the subscription rights issued make use of their subscription rights and Deutsche Börse does not fulfill the subscription rights by transferring own shares or by making a cash payment. The new shares are entitled to receive dividends as of the beginning of the financial year in which they arise by exercise of subscription rights.

7.3   Outstanding stock options

Deutsche Börse has established several stock option plans. Based on some of these programs holders of stock options could potentially be entitled to obtain Deutsche Börse shares – before or after the expiration of the offer acceptance period or the additional acceptance period. The following programs are in place:

(i)   Deutsche Börse has established a group share plan based on which employees of Deutsche Börse group, who are not members of the Deutsche Börse management board or senior executives, have the opportunity to purchase Deutsche Börse shares at discounted rates. At the time of publication of this exchange offer document a total of 73,432 options were exercisable, of which 23,920 were granted under tranche 2005 and 49,512 under tranche 2006. The options granted under tranche 2005 are exercisable until June 30, 2011, and the options granted under tranche 2006 are exercisable until June 30, 2012. Each individual option entitles the holder to subscribe for two Deutsche Börse shares unless Deutsche Börse exercises its right to settle in cash. In accordance with the terms and conditions of the group share plan, Deutsche Börse has generally decided to settle Deutsche Börse stock options in cash.

(ii) Deutsche Börse has established a group share plan for the employees of International Securities Exchange Holdings Inc., an indirect subsidiary of Deutsche Börse group. As the stock options granted under tranche 2008 of the ISE group share plan were settled in the first quarter of 2011 ("**ISE Group Share Plan**"), there is only a remaining number of up to 72,983 options under tranche 2009 of this program. This tranche will become exercisable in February 2012 and entitle the holder to acquire one share per option. However, in accordance with the terms and conditions of the ISE group share plan, at Deutsche Börse's option, stock options granted under this program may be settled either in shares or in cash. Deutsche Börse currently intends to settle the stock options in cash.

(iii) Deutsche Börse also introduced a stock bonus plan for members of the Deutsche Börse management board and senior executives of Deutsche Börse group as a long-term incentive component resulting in a total of 308,740 outstanding stock options from tranche 2009 (175,767) and tranche 2010 (132,973) at the time of publication of this exchange offer document. However, since the end of the vesting period for the stock options under tranche 2010 will be in February 2013 and therefore after completion of the exchange offer which triggers a change of control according to the terms and provisions of the stock bonus plan, settlement will be in cash only. No Deutsche Börse shares would be issued in this case. With regard to the number of stock options outstanding under tranche 2009, such stock options become mature in February 2012 and will entitle the holder to subscribe for one Deutsche Börse share per option. However, Deutsche Börse also intends in this case to settle these options in cash.

(iv) The stock bonus plan mentioned in the preceding paragraph expired in 2009 and was replaced with a phantom stock option program for members of the Deutsche Börse management board and senior executives of Deutsche Börse group. The program was extended to members of the Deutsche Börse supervisory board for a certain period of time in the past. Stock options granted under the phantom stock option program, however, are settled in cash according to the terms and conditions of the

program. No additional Deutsche Börse shares will therefore come into existence due to this phantom stock option program.

(v)   The following chart gives an overview regarding the number of options that were granted in the stock option plans previously mentioned and that are outstanding at the time of publication of this exchange offer document. Moreover, the chart describes the point in time and the number of Deutsche Börse shares that could come into existence based on these options:

	Number of issued options	Number of the shares which could come into existence	Exercise period
Group share plan DB			
Tranche 2005	23,920	47,840	Until June 30, 2011
Tranche 2006	49,512	99,024	Until June 30, 2012
Total (GSP DB)	73,432	146,864	
Group share plan ISE (Tranche 2009)	72,983	72,983	From February 2012
Stock bonus plan			
Tranche 2009	175,767	175,767	From February 2012
Tranche 2010	132,973	132,973	From February 2013
Total (SBP)	308,740	308,740	
Total	**455,155**	**528,587**	

As described, the exercise of the previously mentioned stock options will likely not result in a delivery of Deutsche Börse shares to the holders of Deutsche Börse share options, because Deutsche Börse, in each case, intends to make use of its right to settle in cash. However, in case Deutsche Börse would decide otherwise at the time of maturity of the stock options, as a consequence of a settlement in kind a maximum of 528,587 Deutsche Börse shares could come into existence in the future (the total number of all Deutsche Börse shares that may still come into existence as a result of the stock option programs described in this section the "**total future Deutsche Börse option shares**"). Of this number of total future Deutsche Börse option shares, only the options granted under tranche 2005 and tranche 2006 of the group share plan described in paragraph (ii) up to 146,864 new Deutsche Börse shares may come into existence as a result of the exercise of such stock options prior to the expiration of the additional offer acceptance period (the "**additional Deutsche Börse shares**"). Each holder of additional Deutsche Börse shares then would be entitled to accept the exchange offer once he or she holds additional Deutsche Börse shares prior to the expiration of the offer acceptance period or the additional offer acceptance period.

7.4 Shareholders

As of March 31, 2011, 4.59% of the current share capital of Deutsche Börse of € 195,000,000 were held by Deutsche Börse as Deutsche Börse treasury shares. The remaining outstanding Deutsche Börse shares were predominantly held by institutional investors (approximately 95% of the remaining outstanding Deutsche Börse shares) and only approximately 5% of the remaining outstanding Deutsche Börse shares were held by private investors. The following table of Deutsche Börse's shareholders sets forth those shareholders who have notified the percentage of their voting rights in Deutsche Börse's share capital in accordance with Section 21 of the German Securities Trading Act:

Shareholder	Publication date[1]	Voting rights (directly held or attributed /total)	
		%	amount
BlackRock, Inc., New York, NY, USA	February 25, 2011	4.99	9,724,997
BlackRock Financial Management, Inc. New York, NY, USA . .	May 21, 2010	4.83	9,410,599
BlackRock HoldCo 2, Inc. Wilmington, DE, USA	May 21, 2010	4.83	9,410,599
BlackRock Advisors Holdings, Inc., New York, NY, USA	December 10, 2009	3.35	6,526,163
Sun Life Financial, Inc., Toronto, ON, Canada	September 15, 2009	3.34	6,518,717
Sun Life Global Investments, Inc., Toronto, ON, Canada	September 15, 2009	3.34	6,518,717
Massachusetts Financial Services Company (MFS), Boston, MA, USA	September 15, 2009	3.07	5,990,617
Sun Life Assurance Company of Canada – U.S. Operations Holdings, Inc., Wellesley Hills, MA, USA	September 15, 2009	3.07	5,990,617
Sun Life Financial (U.S.) Holdings, Inc., Wellesley Hills, MA, USA	September 15, 2009	3.07	5,990,617
Sun Life Financial (U.S.) Investments LLC, Wellesley Hills, MA, USA	September 15, 2009	3.07	5,990,617
Sun Life of Canada (U.S.) Financial Services Holdings, Inc., Boston, MA, USA	September 15, 2009	3.07	5,990,617
Deutsche Börse, Frankfurt / Eschborn, Germany	September 30, 2008	3.05[2]	5,950,653[2]
Franklin Mutual Advisers, LLC, Short Hills, New Jersey, USA	June 30, 2009	3.01	5,871,225

Notes:

(1) According to Section 26 para. 1 German Securities Trading Act.

(2) Presently, 4.59% of the issued share capital or 8,956,997 Deutsche Börse shares.

More detailed information on the allocation of voting rights of the above mentioned shareholders is included in page A-211 of Annex 2.

7.5 Business activities and business development

As one of the largest exchange organizations worldwide, Deutsche Börse group offers its customers a broad range of products and services. These cover the entire value chain of financial market transactions, from trading and clearing of securities, including derivatives, through transaction settlement, custody and collateral management and providing of market information, to the development and operation of electronic trade and clearing systems.

Deutsche Börse group realigned its segment structure effective as of January 1, 2010. Its group's business activities are currently divided into four segments: Xetra, Eurex, Clearstream and Market Data & Analytics.

Xetra supports the trading and listing of cash market securities on the Frankfurt Stock Exchange as well as other European and international markets. Eurex, the derivatives market, provides for the trading of futures and options and Eurex Clearing house performs central counterparty clearing and risk

management for derivatives, equities, repo, energy and fixed income transactions. Clearstream is responsible for the settlement, safekeeping and administration of securities. The Market Data & Analytics segment collects and distributes financial market data and indices. Deutsche Börse group's business has no significant seasonality.

Deutsche Börse itself operates the cash market of Frankfurt Stock Exchange. Through its equity investment in Scoach Holding S.A., with its corporate seat in Luxembourg, Luxembourg, Deutsche Börse also offers trading in structured products (e.g. certificates and warrants). Furthermore, Deutsche Börse owns a 75% plus one share holding in Tradegate Exchange GmbH, with its corporate seat in Berlin, Germany, which operates Tradegate Exchange, a Berlin-based stock exchange specially tailored to the requirements of private investors.

Through Eurex Zürich AG, with its corporate seat in Zürich, Switzerland, and its subsidiaries, Deutsche Börse group also operates derivatives markets in Europe (Eurex Deutschland and Eurex Zürich) and the United States (International Securities Exchange, ISE) and offers clearing services (Eurex Clearing AG with its corporate seat in Frankfurt am Main, Germany) as well a fixed-income securities trading (Eurex Bonds GmbH with its corporate seat in Frankfurt am Main, Germany) and a market place for repo transactions (Eurex Repo GmbH with its corporate seat in Frankfurt am Main, Germany).

Post-trade services such as banking, settlement and custody services are handled by subsidiaries of Clearstream Holding AG, with its corporate seat in Frankfurt am Main, Germany. These services include transaction settlement, administration and custody of services as well as global securities financing.

In addition, Deutsche Börse sells price and reference data as well as other information relevant for capital markets and develops indices through its subsidiary STOXX Ltd., with its corporate seat in Zürich, Switzerland.

Deutsche Börse and Clearstream Services S.A. with its corporate seat in Zürich, Switzerland, develop and operate Deutsche Börse group's technological infrastructure.

7.5.1 Xetra

Xetra is the electronic multi asset class trading system for the cash market of the Frankfurt Stock Exchange as well as other European exchanges. Deutsche Börse group's cash market provides one of the most comprehensive ranges of tradable securities from a single source. With over 11,000 shares from both German and international issuers, more than 24,000 fixed-income securities, around 800 index funds, approximately 3,000 actively managed retail funds, and more than 500,000 certificates and warrants, investors from all over Europe can buy and sell financial products in many important asset classes in a clearly regulated and transparent marketplace. Integrated clearing by the central counterparty of Eurex Clearing AG and settlement by Clearstream Banking AG, with its corporate seat in Frankfurt am Main, Germany, help to ensure that all trades are fulfilled.

7.5.2 Eurex

Eurex Frankfurt AG and Eurex Zürich AG operate the Eurex exchanges in Germany and in Switzerland. Furthermore, Eurex consists of Eurex Clearing AG, International Securities Exchange and a multi-lateral trading facilities ("MTF") Eurex Bonds GmbH and Eurex Repo GmbH. BaFin and Deutsche Bundesbank have agreed to qualify Eurex Clearing AG as system critical (*systemrelevant*) institution which is subject to a more intensive supervision by the regulators BaFin and Deutsche Bundesbank. Institutions qualify as system critical if a threat to their existence (*Bestandsgefährdung*) could have material adverse consequential effects on other credit institutions or could destabilize the financial system due to such institution's size, the intensity of its interbank relationships and its close links with other countries. Eurex Zürich AG is a company jointly owned by Deutsche Börse and SIX Swiss Exchange with its corporate seat in Zürich, Switzerland with an economic interest of 85% and 15% respectively, and the holding company of Eurex Frankfurt AG. Eurex Zürich AG is the new majority shareholder of the European Energy Exchange AG (EEX) with its corporate seat in Leipzig, Germany. Eurex Frankfurt AG with its

corporate seat in Frankfurt am Main, Germany, is the operator of the exchange Eurex Deutschland and, among others, the intermediary holding company of Eurex Clearing AG, U.S. Exchange Holdings Inc., with its corporate seat in Wilmington, Delaware, United States, Eurex Repo GmbH and Eurex Bonds GmbH.

Eurex is one of the world's leading derivatives marketplaces. The exchanges Eurex Deutschland and Eurex Zürich are operated on a single trading platform with a product suite comprising the world's most actively traded and liquid markets. Eurex offers some 1,600 derivatives products with more than 145,000 variations (Series). Eurex offers interest rate and equity index derivatives and as well as broad offerings in single equity products and non-financial asset classes, including commodities. Besides euro (EUR)-denominated products, Eurex also offers derivatives denominated in Swiss francs (CHF), U.S. dollars (USD) and pounds sterling (GBP). Owing to their joint trading platform, uniform exchange rules and a joint central counterparty (Eurex Clearing AG), Deutsche Börse believes that Eurex Exchanges are perceived by market participants as essentially a single marketplace. In 2010, Eurex served more than 410 member firms located in 28 countries worldwide.

Eurex Clearing AG is the clearinghouse within Deutsche Börse group. It offers fully automated and straight-through post trade services for derivatives, equities, repo, energy and fixed income transactions. In its role as a central counterparty, Eurex Clearing AG acts as a buyer to all sellers and as a seller to all buyers, thereby seeking to minimize counterparty risk and maximize operational efficiency. Eurex Clearing AG offers trade management functions, risk management and collateral and delivery management services with a focus to increase market safety and integrity. Eurex Clearing AG provides leading risk management services such as comprehensive pre-trade risk limits and it was the first leading central counterparty worldwide to offer risk management and margining data in real-time to its trading and clearing members.

Eurex Bonds GmbH operates a MTF and provides participants with an electronic platform for off-exchange, wholesale trading in European fixed-income securities. Also, the Eurex Bonds GmbH trading platform has been linked into Eurex futures market and Eurex Clearing AG with the result that a direct link between spot and futures markets is available that enables electronic basis trading of fixed-income securities via a central order book. The necessary liquidity in the fixed-income securities and basis trading markets is provided by market makers. In addition to Eurex Frankfurt AG, several financial institutions are shareholders of Eurex Bonds GmbH.

The repo business is operated by Eurex Repo GmbH. It offers an integrated marketplace for electronic trading, clearing, collateral management and settlement for secured funding and financing. It is one of the leading European marketplaces with more than 300 participants since 1999.

7.5.3 Clearstream

Clearstream Holding AG is the post-trade services arm of Deutsche Börse group except for clearing which is provided by Eurex Clearing AG. Clearstream Holding AG is a wholly owned subsidiary of Deutsche Börse and functions as a German financial holding, owning 100% of Clearstream International S.A., with its corporate seat in Luxembourg, Luxembourg. BaFin and Deutsche Bundesbank have agreed to qualify Clearstream Banking AG as system critical institution which is subject to a more intensive supervision by the regulators BaFin and Deutsche Bundesbank (with respect to the term "system critical" see section 7.5.2). Its core businesses include the settlement of market transactions and the custody of securities.

In terms of settlement services, Clearstream seeks to ensure that cash and securities are delivered in a timely manner between trading parties. With respect to the custody of securities, it is responsible for the management, safe-keeping and administration of securities deposited with it. In addition, the segment offers added-value services such as global securities financing and investment funds services. Customers profit from individual services, efficient processing and reduced transaction costs. The Clearstream segment is one of Europe's leading suppliers of this post-trading infrastructure for shares and fixed-

income securities in national and international trading. It is among the largest providers of securities services worldwide.

The Clearstream segment is both an international central securities depository ("**ICSD**") serving the international capital markets and a central securities depository ("**CSD**") for German and Luxembourgian domestic securities. As an international central securities depository, the Clearstream segment handles the settlement and safekeeping of Eurobonds and other internationally traded fixed-income securities and equities across 50 markets. As a central securities depository, it provides the post-trade infrastructure for German and Luxembourgian securities. In the custody business, the average value of securities held in custody at Clearstream in 2010 was €10.9 trillion. In Clearstream's settlement business, the number of settlement transactions in 2010 was 116.4 million.

7.5.4   Market Data & Analytics

The products offered by this segment's business areas are aimed at three customer groups: Firstly, issuers, who mainly use indices of Market Data & Analytics as underlying values for financial products (futures, options, ETFs, structured products); secondly, front offices of investors, brokers, trading desks, algo traders, and investment advisors, who use real time price- and orderbook information or other market moving signals to make their buy- or sell-decisions and recommendations; and thirdly, such functions of securities trading houses, which require accurate instrument reference data for risk management activities and error-free settlement.

7.6   Deutsche Börse boards

The Deutsche Börse management board currently consists of the following six members:

Name	Current Position
Dr. Reto Francioni	Chief Executive Officer
Andreas Preuß	Deputy Chief Executive Officer, responsible for Derivatives & Market Data Division
Gregor Pottmeyer	Chief Financial Officer
Frank Gerstenschläger	Responsible for Xetra Division
Dr.-Ing. Michael Kuhn	Chief Information Officer
Jeffrey Tessler	Responsible for Clearstream Division

Regarding the position of Dr. Reto Francioni within the Holdco board of directors please see section 6.4.2. With respect to Messrs. Andreas Preuß, Gregor Pottmeyer, Frank Gerstenschläger and Jeffrey Tessler assuming positions in the global executive committee, see section 6.4.3.

The Deutsche Börse supervisory board is subject to co-determination under the German One Third Participation Act (*Drittelbeteiligungsgesetz*) and is composed of 12 shareholder representatives who are elected by the general shareholders' meeting of Deutsche Börse and 6 employee representatives who are elected by the employees of Deutsche Börse group. Currently the Deutsche Börse supervisory board consists of the following 18 members (employee representatives are marked with*): Dr. Manfred Gentz (Chairman), Gerhard Roggemann (Deputy Chairman), Herbert Bayer*, Richard Berliand, Birgit Bokel*, Dr. Joachim Faber, Hans-Peter Gabe*, Richard M. Hayden, Craig Heimark, Dr. Konrad Hummler, David Krell, Hermann-Josef Lamberti, Friedrich Merz, Thomas Neiße, Roland Prantl*, Dr. Erhard Schipporeit, Norfried Stumpf* and Johannes Witt*.

7.7   Employees

Deutsche Börse group operates worldwide and had as at December 31, 2010 a total of 3,490 employees (December 31, 2009: 3,600, December 31, 2008: 3,395) from 66 nations working in 19 locations across

three continents. This decrease compared with the previous year is primarily a result of Deutsche Börse group's operating efficiency program. In the first quarter of 2010, the Deutsche Börse management board adopted measures to optimize processes and cost structures. These included streamlining the management structure and reallocating operating functions at Deutsche Börse group's various locations. To avoid redundancies resulting from the relocation of functions as far as possible, the management of Deutsche Börse group and the German works council agreed on a controlled voluntary leaver program. Thus, employees may, on their own initiative, reduce their working hours, retire early or terminate their contract in return for a severance payment. The controlled voluntary leaver program features additional cash incentives with respect to contracts of employees who expressed interest for the voluntary leaver program before December 31, 2010. It will initially remain in force until end of May 2011 with the option to extend. Additionally, the management of Deutsche Börse group and the German works council of Deutsche Börse group agreed on a reconciliation of interest agreement. This includes a so called job exchange to simplify internal transfers and steps towards adopting a social plan should this become necessary.

7.8   Persons acting jointly with Deutsche Börse

The entities listed in **Annex 1** of this exchange offer document are currently direct or indirect subsidiaries of Deutsche Börse and therefore constitute persons acting jointly with each other and with Deutsche Börse pursuant to Section 2 para. 5 sentence 2 German Takeover Act in conjunction with Section 2 para. 5 sentence 3 German Takeover Act.

Apart from these, there are no other persons acting jointly with Deutsche Börse pursuant to Section 2 para. 5 sentence 2 Germany Takeover Act.

8   Description of NYSE Euronext

8.1   Legal basis and overview

NYSE Euronext, a Delaware corporation, was organized on May 22, 2006 in anticipation of the combination of the businesses of NYSE Group, Inc., a Delaware corporation, and Euronext N.V., a company organized under the laws of the Netherlands. The combination of these businesses was consummated on April 4, 2007. NYSE Group, Inc. was formed in connection with the merger between New York Stock Exchange, Inc., a New York Type A not-for-profit corporation, and Archipelago Holdings, Inc., a Delaware corporation on March 7, 2006. Euronext was the first cross-border exchange group, created through the merger of the Paris, Amsterdam and Brussels stock exchanges in 2000.

NYSE Euronext's headquarters are located in 11 Wall Street, New York, United States and in 39 rue Cambon, Paris, France. Euronext N.V. has its corporate seat in Beursplein 5, 1012 JW Amsterdam, the Netherlands.

8.2   Share capital

NYSE Euronext is authorized to issue up to 800,000,000 NYSE Euronext shares (the "**NYSE Euronext shares**"). As of February 15, 2011, 276,216,610 of these NYSE Euronext shares were issued, including 15,009,076 shares held in treasury. Holders of NYSE Euronext shares are entitled to receive dividends if, in the form and to the extent declared by the NYSE Euronext board of directors out of funds legally available for payment, subject to the rights of holders, if any, of NYSE Euronext preferred stock.

Furthermore, NYSE Euronext is authorized to issue up to 400,000,000 shares of preferred stock, with a par value of $0.01 per share. Currently, no shares of NYSE Euronext preferred stock are outstanding.

Subject to possible restrictions on voting rights, each outstanding NYSE Euronext share entitles its holder to one vote. Subject to the rights, if any, of the holders of any series of preferred stock outstanding and subject to applicable law, all voting rights are vested in the holders of NYSE Euronext shares.

All of the outstanding NYSE Euronext shares of common stock are fully paid and non-assessable. Holders of NYSE Euronext shares of common stock are not granted subscription rights. NYSE Euronext shares may not be converted into shares of other classes of stock.

8.3   Options

Under the stock incentive plan, NYSE Euronext may grant stock options and other equity awards to employees. NYSE Euronext's approach to the incentive compensation awards includes awards of stock options and restricted stock units.

8.4   Shareholders

As of March 1, 2011, 69% of all outstanding NYSE Euronext shares were held by institutional investors. The remaining NYSE Euronext shares were held by private investors, including those NYSE Euronext shares held by members of the management of NYSE Euronext (please refer also to the section "Security Ownership of Certain NYSE Euronext Beneficial Owners and Management" in Annex 2). The largest beneficial owner of NYSE Euronext shares known to NYSE Euronext as of March 1, 2011 was T. Rowe Price Associates, Inc., Baltimore, Maryland, United States, which beneficially owned 7.3% of the NYSE Euronext shares.

8.5   Business

NYSE Euronext is a leading global operator of financial markets and provider of innovative trading strategies. NYSE Euronext offers a broad and growing range of products and services in cash equities, futures, options, swaps, exchange-traded products, bonds, carbon trading, clearing operations, market data and commercial technology solutions, all designed to meet the evolving needs of issuers, investors, financial institutions and market participants. None of NYSE Euronext's business is seasonal in nature. NYSE Euronext revised its reportable business segments effective in the first quarter of 2010. The new segments are Derivatives, Cash Trading and Listings, and Information Services and Technology Solutions.

8.5.1   NYSE Euronext's Derivatives segment is comprised of its derivatives trading and its clearing businesses and includes NYSE Liffe, NYSE Liffe Clearing, NYSE Liffe US, NYSE Amex Options, NYSE Arca Options, NYPC and related derivatives market data.

8.5.2   NYSE Euronext's Cash Trading and Listings segment consists of its cash trading and listings businesses and includes the New York Stock Exchange, Euronext, NYSE Amex, NYSE Arca, NYSE Alternext, NYSE Arca Europe and SmartPool, as well as BlueNext and Interbolsa, and related cash trading market data.

8.5.3   NYSE Euronext's Information Services and Technology Solutions segment refers to its commercial technology transactions, data and infrastructure businesses. NYSE Euronext operates a commercial technology business, NYSE Technologies, and also owns NYFIX, Inc., a leading provider of innovative solutions that optimize trading efficiency. NYSE Technologies provides comprehensive transaction, data and infrastructure services and managed solutions for buy-side, sell-side and exchange communities that require next-generation performance and expertise for mission-critical and value-added client services. NYSE Technologies' advanced integrated solutions power the trading operations of global financial institutions and exchanges, including non-NYSE Euronext markets in addition to all the exchanges in NYSE Euronext. NYSE Technologies operates five businesses: Global Market Data, which offers a broad range of global market information products covering multiple asset classes; Trading Solutions, which creates and implements high performance, end-to-end messaging software and real-time market data distribution and integration products; Exchange Solutions, which provides multi-asset exchange platform services, managed services and expert consultancy; Global Connectivity, offering one of the world's largest, most reliable financial transaction networks connecting firms and exchanges worldwide; and Transactions, which primarily comprises the former NYFIX, Inc. FIX business, and which incorporates the NYFIX Marketplace and the industry-leading FIX Software business.

8.6   Boards of NYSE Euronext

8.6.1   Board of directors

The NYSE Euronext board of directors is composed of following members:

André Bergen, Ellyn L. Brown, Marshall N. Carter, Dominique Cerutti, Patricia M. Cloherty, Sir George Cox, Sylvain Hefes, Jan-Michiel Hessels, Duncan M. McFarland, James J. McNulty, Duncan L. Niederauer, Ricardo Salgado, Robert G. Scott, Jackson P. Tai, Rijnhard van Tets and Sir Brian Williamson.

8.6.2   Executive Officers

The table below sets forth information regarding NYSE Euronext's executive officers. All of NYSE Euronext's executive officers have been appointed by and have to follow the instructions of NYSE Euronext board of directors.

Name	Position
Duncan L. Niederauer	Chief Executive Officer and Director
Dominique Cerutti	President und Deputy Chief Executive Officer
Lawrence E. Leibowitz	Chief Operating Officer
Michael S. Geltzeiler	Group Executive Vice President and Chief Financial Officer
Roland Gaston-Bellegarde	Group Executive Vice President and Head of European Execution
Philippe Duranton	Group Executive Vice President and Global Head of Human Resources
Garry P. Jones	Group Executive Vice President and Head of Global Derivatives
John K. Halvey	Group Executive Vice President and General Counsel
Claudia O. Crowley	Chief Executive Officer of NYSE Regulation, Inc.

8.7   **Employees**

As of December 31, 2010, NYSE Euronext employed 2,968 full-time equivalent employees.

9   **Background to the merger and the exchange offer**

9.1   **The business combination agreement**

The NYSE Euronext board of directors and the Deutsche Börse boards continually review their respective companies' results of operations and competitive positions in the industries in which they operate, as well as their strategic alternatives. In connection with these reviews, each of NYSE Euronext and Deutsche Börse from time to time evaluate potential transactions that would be beneficial to achieving its strategic objectives. Against this background the discussions between Deutsche Börse and NYSE Euronext that had already taken place in 2008 were reinitiated in fall of 2010 and finally led to the conclusion of the agreement between NYSE Euronext, Deutsche Börse, Holdco and Pomme Merger Corporation on February 15, 2011. The agreement provides for a combination of the businesses of NYSE Euronext and Deutsche Börse under a new Dutch holding company Holdco and especially contains provisions regarding the transaction structure and corporate governance of Holdco after completion of the combination.

Prior to the entering into the business combination agreement, the necessary board resolutions of NYSE Euronext and Deutsche Börse were passed.

On February 15, 2011, the NYSE Euronext board of directors determined that the business combination agreement and the transactions contemplated therein were fair to and in the best interests of the NYSE Euronext stockholders. In consequence, the NYSE Euronext Board of Directors approved the business combination agreement and the transactions contemplated thereby.

On February 14, 2011, the Deutsche Börse management board determined that the combination was in the best interest of the shareholders of Deutsche Börse, and approved the business combination agreement and the transactions contemplated thereby. On February 15, 2011, the Deutsche Börse supervisory board also determined that the combination was in the best interest of the shareholders of Deutsche Börse, and approved the combination.

On May 2, 2011, the original parties to the agreement agreed upon an amendment. Such amendment was preceded by respective resolutions of the management board of Deutsche Börse as well as the board of directors of NYSE Euronext.

9.2 Illustrative notes regarding the combination

Upon completion of the combination, NYSE Euronext and Deutsche Börse will become subsidiaries of Holdco.

9.2.1 The merger

The business of NYSE Euronext will be transferred by way of merging Pomme Merger Corporation with and into NYSE Euronext against the issuance of Holdco shares to the shareholders of NYSE Euronext. The merger will occur immediately after the completion of the exchange offer. In the merger, each NYSE Euronext share will be converted into the right to receive 0.47 Holdco shares.

The merger requires that (a) a majority of the NYSE Euronext shares outstanding at the record date and entitled to vote at the NYSE Euronext special meeting adopts the business combination agreement and approves the merger and (b) a majority of the shares represented and entitled to vote at the NYSE Euronext special meeting approves certain provisions of the Holdco articles of association that shall apply after the completion of the combination (such approvals collectively the "**NYSE Euronext requisite vote**") (see page A-3 et seq. of Annex 2. It is currently envisaged that the day of the special meeting will be July 7, 2011. In any case, it will be held prior to the expiration of the offer acceptance period. In case of an extension of the offer acceptance period required by law (see section 5.3), the date of the special meeting may be postponed.

After the NYSE Euronext requisite vote has been passed, the completion of the merger will only be subject to the completion of the exchange offer and will therefore become effective immediately after the completion of the exchange offer.

9.2.2 The exchange offer

Deutsche Börse has currently issued 195 million Deutsche Börse shares. These include the approximately 9 million Deutsche Börse treasury shares. At the time of the merger, NYSE Euronext (disregarding approximately 13.6 million treasury shares that are held in treasury by NYSE Euronext and will not be exchanged in Holdco shares in connection with the merger, but including approximately 2.8 million NYSE Euronext shares that will presumably be issued in connection with Restricted Stock Units) will have issued a total of approximately 266 million NYSE Euronext shares. Thereof, approximately 1.6 million NYSE Euronext shares are held by NYSE Arca Inc., an indirect 100% subsidiary of NYSE Euronext; the latter NYSE Euronext shares will be exchanged in Holdco shares in connection with the merger.

Taking into account the exchange ratio of the merger of 0.47 Holdco shares for each NYSE Euronext share and the exchange ratio of the exchange offer of one Holdco share for each Deutsche Börse share, the issued share capital of the Bidder after completion of the combination would comprise approximately 320 million Holdco shares, in case the exchange offer is accepted regarding 100% of the Deutsche Börse

shares (irrespective of the class D shares). Disregarding the Holdco shares held within the Holdco group after completion of the combination, former shareholders of Deutsche Börse would in this case hold approximately 60% and former NYSE Euronext shareholders would hold approximately 40% of the Holdco shares issued after completion of the combination.

In case that only the minimum condition described in section 14.1(a) is reached and, therefore, only the lowest number of Deutsche Börse shares which have to be tendered in order for the exchange offer to be completed is reached, and approximately 266 million NYSE Euronext shares are still exchanged for Holdco shares in the merger, the issued share capital of the Bidder after completion of the combination would comprise a total of approximately 271.3 million Holdco shares (irrespective of the class D shares). Disregarding the Holdco shares held within the Holdco group after completion of the combination, former Deutsche Börse shareholders would in this case hold approximately 52.5% and former NYSE Euronext shareholders would hold approximately 47.5% of the Holdco shares issued after completion of the combination.

9.2.3   Overview of the combination

The content of the business combination agreement is shown in detail in the section "Business Combination Agreement" on pages A-120 et seq. of Annex 2.

Following exchange rates are material in the context of the combination:

- Each Deutsche Börse share will be exchanged into one Holdco share;

- Each NYSE Euronext share will be exchanged into 0.47 Holdco share.

Deutsche Börse and NYSE Euronext each reserve the right to consider measures to be adopted jointly in the course of their combination which are expedient to enhance the financial position of their respective shareholders. Deutsche Börse, NYSE Euronext and the Bidder hereby clarify that any such jointly adopted measures will not include a change of the numerical exchange ratio for the Deutsche Börse shareholders (1 HoldCo share against 1 Deutsche Börse share) or for the NYSE Euronext shareholders (0.47 HoldCo shares for each share of NYSE Euronext). Deutsche Börse, NYSE Euronext and the bidder have made no determination as to whether to adopt any such measures.

The following charts provides an overview of the structure of the combination:

(i) The combination


Holdco
(Netherlands)
Exchange offer
shareholders
shareholders
100%
100%
100%
Merger
NYSE Euronext
(Delaware)
Pomme Merger
Corporation
(Delaware)
Deutsche Börse
(Germany)

(ii) After the combination


Combined
shareholders
Holdco
(Netherlands)
shareholders
100%
≥ 75%
≤ 25%
NYSE Euronext
(Delaware)
Deutsche Börse
(Germany)

9.3 Strategy and goals

The board of directors of NYSE Euronext (the "**NYSE Euronext board of directors**") and the Deutsche Börse management board when evaluating the strategic reasons for the combination, that were decisive for their decision to sign the business combination agreement, considered a number of factors, including the following material factors:

9.3.1 Strategic Considerations

Overall, the business combination would provide a number of significant strategic opportunities to the bidder and its subsidiaries as well as its shareholders. The combined group would be a leader in a diverse set of large and growing businesses as described in more detail in section 10.1. As a pacesetter across the spectrum of capital markets services, the combined company would offer clients global scale, product innovation, operational and capital efficiencies, and an enhanced range of technology and market information solutions. Furthermore, the combination would create substantial strategic growth opportunities in Asia and Latin America. The expected substantial incremental efficiency and future

appreciations would offer further growth opportunities to the combined group and its shareholders. The agreed well-balanced corporate governance structure would ensure continuity of management of Deutsche Börse and NYSE Euronext and thereby would facilitate an effective and timely integration of the two companies' operations. Deutsche Börse and NYSE Euronext expect the strategic opportunities (which are described in more detail on pages A-79 et seq. of Annex 2), among other things, to be as follows:

- the combined company would be a leader in a diverse set of large and growing businesses, including derivatives, listings, cash equities, post-trade settlement and asset servicing, market data business as well as technology servicing;

- the combined company would have a portfolio of leading brands, including NYSE Euronext, New York Stock Exchange, Euronext, Deutsche Börse, Eurex, NYSE Liffe, Clearstream and Stoxx;

- the combined company's complementary products would allow the combined company to provide customers with a global derivatives platform, that it would be an industry-leading provider of technology services and information content and the world's largest venue for capital raising as well as a global pioneer in international post-trade infrastructure and settlement with significant revenues being drawn from outside of North America and Europe in those business areas; and

- the business combination will over time create substantial incremental efficiency and growth opportunities.

9.3.2 Synergies

The NYSE Euronext board of directors and the Deutsche Börse management board further believe that the business combination will create significant cost savings and revenue synergies. As to the cost savings, it is expected that the combination will generate savings of approximately €400 million ($532 million). The savings will come throughout the new organization. Examples are the development of one common IT Trading and Clearing Infrastructure, establishment of a globalized IT operating organization, creation of a central European Market Operations hub for the Trading and Clearing of the Cash and Derivatives business in Europe, combination of business organizations in the United States as well as leveraging global sourcing opportunities and refining support functions in accordance with the new combined organization. Furthermore, it is intended to consolidate the networks, and data centers in the United States, the sales and product development in Europe and the United States and the global real estate portfolio and locations. The synergy values are based on an exchange rate of $1.33 per euro. The cost savings are expected to be realized at an annual run rate that will reach 100% by the end of the third year following completion of the combination.

In addition, it is expected that the combination will lead to at least €100 million ($133 million) of annual revenue synergies, with the full run-rate being achieved at the end of the third year after completion of the combination through cross-selling and distribution opportunities, increased turnover from liquidity pool consolidation and new products, a progressive introduction of Deutsche Börse group's clearing capabilities and expanded scope for technology services and market data offerings.

With respect to further information on the synergies reference is made to the tables on pages A-88 et seq. of Annex 2.

9.3.3 Participation in Future Appreciation

The NYSE Euronext board of directors and the Deutsche Börse management board also considered the fact that the consideration under the exchange offer to which the shareholders of Deutsche Börse are entitled will be Holdco shares and, therefore, will allow NYSE Euronext stockholders and shareholders of Deutsche Börse to participate in potential further appreciation of the combined company after the combination.

9.3.4 Governance

Furthermore, the NYSE Euronext board of directors and the Deutsche Börse management board considered that the governance arrangements provided by the business combination agreement would enable continuity of management and an effective and timely integration of the two companies' operations and reflect the fact that the transaction was structured as a "business combination" rather than an acquisition of NYSE Euronext by Deutsche Börse or vice versa.

The NYSE Euronext board of directors and the Deutsche Börse management board also considered a variety of risks and other potentially negative factors concerning the business combination agreement. They, each, concluded that potentially negative factors associated with the business combination were outweighed by the potential benefits that they expected NYSE Euronext and NYSE Euronext stockholders as well as Deutsche Börse and the shareholders of Deutsche Börse to achieve as a result of the business combination. Accordingly, they determined that the business combination agreement and the transactions contemplated thereby are in the best interest of the respective corporation and its shareholders.

9.4 **Forthcoming acquisition of control over Deutsche Börse by the Bidder**

If, as a result of this exchange offer, the Bidder acquires control over Deutsche Börse within the meaning of Section 29 para. 1 German Takeover Act, the Bidder will not be obliged to make a mandatory offer to the shareholders of Deutsche Börse pursuant to Section 35 para. 3 German Takeover Act.

10 **Intentions of the Bidder**

10.1 **Future business activities of the Bidder and Deutsche Börse**

Through the combination, Holdco will become the holding company of Deutsche Börse and NYSE Euronext. However, Deutsche Börse, NYSE Euronext and their respective subsidiaries will continue to conduct their respective businesses. It is not envisaged that after completion of the exchange offer. Holdco engages in activities other than activities typically conducted by a management holding company. However, it can not be excluded, that the combined group will be restructured in the future and Holdco will assume certain central functions within the combined group. For the time being, Holdco will, following the completion of the combination, be financed by dividend distributions from its participations in Deutsche Börse and NYSE Euronext. The expected effects on the assets and obligations of the Bidder are set forth in section 16. The future business activities of the Bidder are insofar interdependent with the intended future business activities with respect to Deutsche Börse and the combined group existing after the completion of the combination.

The integration planning is currently under discussion between the parties of the business combination agreement, the material results thereof are described in this section 10.

The combination will create a global derivatives platform, bringing together complementary products of Deutsche Börse group, NYSE Euronext and the affiliated companies of NYSE Euronext. The derivatives businesses of Eurex and NYSE Liffe complement each other with respect to interest rate products, with Eurex specializing in the long end of the interest rate curve and NYSE Liffe in the short end and equity index products where Eurex has products across the European Union and NYSE Liffe has country-specific ones. The intended combination of both derivatives businesses is expected to create a group which is an industry leader with a competitive size and scale compared with other major exchanges. The Bidder believes that combining these complementary venues will deliver innovative product and capital efficiency opportunities to its clients.

The combined cash trading and listings businesses are expected to create an exchange group with leading liquidity pools for European and U.S. equities. The combination of NYSE Euronext and the Frankfurt Stock Exchange will deliver a pan-European regulated and transparent equities market, while preserving the national role of the five exchanges in Europe: Amsterdam, Brussels, Frankfurt, Lisbon and Paris. In

addition, the Bidder believes that NYSE Euronext's listings franchise, already home to some of the world's leading global brands, will be further strengthened by the increased global profile of the new group, strengthening its status as one of the most attractive capital raising venues for companies from around the world.

Based upon Deutsche Börse's risk management and clearing expertise and its suite of leading securities financing, settlement and custody services the Bidder intends to accelerate growth based on the combined group's broader coverage of asset classes and regions. The Bidder intends to extend cash and derivatives clearing and particularly risk management services beyond the initial asset class coverage of the combined group in order to provide customers with significantly improved cost and capital efficiency opportunities. In addition, it is to be expected that Holdco will benefit from Clearstream's strong and growing presence in Asia.

Both Deutsche Börse and NYSE Euronext are providers of technology solutions that power the trading operations of all the Deutsche Börse and NYSE Euronext markets, as well as other exchanges around the world. In addition, through its NYSE Technologies subsidiary, NYSE Euronext provides comprehensive transaction, data and infrastructure services and managed solutions for buy-side, sell-side as well as exchange communities. The Bidder intends to capitalize on the combined technology and service expertise as well as expanded potential client base to deliver an ever wider range of innovative solutions that optimize trading efficiency for clients.

The combination will also bring together market data & analytics services and the index portfolio. The Bidder expects to establish itself as the leading vendor for low latency price information, value-adding indices and benchmarks and trading-related content and analytics. The Bidder intends to further strengthen this position, for example, by rolling out new products across the combined group based on the range of existing and newly developed indices.

The Bidder expects the combination to release additional product innovation potential and intends to combine complementary product lines to provide a global and extensive breadth of product offerings based on a strong portfolio of brands. The Bidder intends to utilize the additional innovation potential.

10.2   Use of assets and future obligations of Deutsche Börse

The Bidder expects to realize cost savings from the combination, principally from economies of scale in information technology, clearing operations, market operations and corporate center functions. In addition, the Bidder expects further product innovation and cross-selling opportunities between the global cash and derivatives businesses of Deutsche Börse group, NYSE Euronext and the affiliated companies of NYSE Euronext.

The combination is expected to generate annual cost savings of € 400 million (or $ 532 million), principally in information technology systems, clearing and market operations as well as in corporate administration and support functions of the company. In addition, annual revenue synergies of at least € 100 million (or $133 million) are expected through cross selling and distribution opportunities, increased turnover from liquidity pool consolidation and new products, a progressive introduction of Deutsche Börse's clearing capabilities and expanded scope for technology services and market data offerings (see also the information in section 9.3.2). The information regarding synergy values is based on an exchange rate of $1.33 per euro. The Bidder may contemplate further actions in respect of the business activities of Deutsche Börse in order to achieve this.

There are no intentions to divest any of Deutsche Börse group's businesses or assets, nor any measures intended that would lead to a significant increase in Deutsche Börse group's liabilities beyond the normal course of business, except for any measures described in this section 10.

10.3 Registered office of Deutsche Börse, location of material parts of the business of Deutsche Börse

The Bidder has no operating history. The markets and geographical presence of the combined group will be those of Deutsche Börse group, NYSE Euronext and the affiliated companies of NYSE Euronext. The geographical presence of Deutsche Börse group will therefore remain unchanged.

The combined group will have dual headquarters in Frankfurt and New York. The seat of Deutsche Börse will remain unchanged.

Pursuant to the business combination agreement, Holdco, after completion of the combination, will have the following five globally operating divisions (the "global hub" of a global division of Holdco means the location from where such global division is managed):

- Global Cash Trading and Listings with a global hub in New York and key locations in (in alphabetical order) Amsterdam, Brussels, Frankfurt, Lisbon and Paris;

- Global Derivatives with a global hub in Frankfurt and key locations in (in alphabetical order) Amsterdam, Chicago, London, New York and Zurich;

- Global Settlement and Custody with a global hub in Frankfurt and with key locations in (in alphabetical order) Luxembourg, New York, Porto, Prague and Singapore. The office of the divisional head will be located in Luxembourg;

- Technology Services/IT with a global hub in New York and with key locations in (in alphabetical order) Belfast, Frankfurt, London, Luxembourg, Paris and Prague. The office of the divisional head will be located in Paris; and

- Market Data and Analytics with a global hub in Frankfurt and with key locations in (in alphabetical order) London, New York, Paris and Zurich.

As far as it is necessary to implement such structure, the bidder intends to relocate certain business sites of NYSE Euronext and Deutsche Börse group; however, the key locations of Deutsche Börse group will be maintained.

All national exchanges are operated in accordance with the applicable regulatory frameworks, the key business lines will remain in the present locations and the self-reliance of the national exchanges and brand names will be maintained.

10.4 Deutsche Börse management board and Deutsche Börse supervisory board

At the time of publication of this exchange offer document, there are no intentions of the Bidder on the future composition of the Deutsche Börse management board and the Deutsche Börse supervisory board.

10.5 Employees, terms and conditions of employment and employee representations of Deutsche Börse

The success of a combination of the activities of Deutsche Börse group, NYSE Euronext and the affiliated companies of NYSE Euronext depends to a large extent on the knowledge, experience, commitment and creativity of the employees of both groups. The Bidder will seek to promote the integration of employees of Deutsche Börse group, NYSE Euronext and the affiliated companies of NYSE Euronext. However, as a result of the combination and the envisaged creation of synergies there will be staff reductions, which shall be carried out fairly and adequately in an appropriate process. However, at this stage no considerations exist with respect to particular functions or locations affected within the combined group. The Bidder intends that the staff reductions will be carried out in a socially acceptable manner.

The business combination agreement provides that for the one-year period following completion of the combination, Holdco will provide to each individual who is employed as of the effective time of the combination by Deutsche Börse or its subsidiaries, and who remains employed by Deutsche Börse or its

subsidiaries, with the following (except in the case of employees whose employment is governed by a collective bargaining or similar agreement):

- base salary in an amount no less than the base salary provided to the employee immediately prior to the combination;

- an annual bonus opportunity that is no less favorable than the annual bonus opportunity provided to the employee immediately prior to the combination;

- other compensation opportunities and employee benefits that are no less favorable in the aggregate than those provided to the employee immediately prior to the combination;

- severance benefits in the event of employment termination in amounts and on terms and conditions no less favorable in the aggregate to such employee than he or she would have received under the severance plans, programs, policies and arrangements applicable as of the date of the business combination agreement; and

- defined contribution retirement plan benefits no less favorable than those provided as of the date of the business combination agreement.

With respect to employees who remain employed after the completion of the combination, Holdco has agreed to (1) waive all pre-existing conditions, exclusions and waiting periods regarding participation and coverage requirements, (2) provide each employee and the employee's eligible dependents with credit for any co-payments and deductibles paid prior to the effective time under the applicable NYSE Euronext or Deutsche Börse plan in satisfying deductible or out-of-pocket requirements under the new Holdco plans for the year in which the combination occurs and (3) recognize service of employees with Deutsche Börse, including severance plans (including for purposes of eligibility to participate, vesting credit, and entitlement to benefits, but excluding for purposes of benefit accrual under final average pay defined benefit plans or to the extent a duplication of benefits would result), in each case to the same extent waived, credited, or recognized under the applicable Deutsche Börse plans prior to the completion of the combination.

Holdco — to the extent legally permitted — will undertake a review of Deutsche Börse and NYSE Euronext's benefits plans within the one-year period after the completion of the combination with the intent to develop new plans for employees that will not discriminate between NYSE Euronext employees, on one hand, and Deutsche Börse employees, on the other hand, and treat similarly situated employees of NYSE Euronext and Deutsche Börse on a substantially equivalent basis, taking into account factors such as the employees' duties, geographic location, tenure, qualifications and abilities.

Other changes in the employment terms and conditions as well as in the employment representations of Deutsche Börse are not intended.

10.6 Intended structural measures

The Bidder intends, as soon as possible after the completion of the exchange offer, to effectuate one or more corporate reorganization measures regarding Deutsche Börse. This will create the legal requirements to integrate Deutsche Börse as far as possible into the Holdco group formed by the combination. It is the intention of the restructuring to put the Bidder in the position, within the legal limits and irrespective of minority shareholders, who may still hold shares after completion of the exchange offer, to dominate Deutsche Börse as far as possible and/or, as the case may be, to eliminate such minority shareholding.

The intended restructuring measures include entering into a domination agreement (*Beherrschungsvertrag*) or a combination of a domination agreement and a profit and loss transfer agreement (*Gewinnabführungsvertrag*) pursuant to Sections 291 *et seq.* AktG with Deutsche Börse as the controlled company and, as part of such affiliation agreements, with Holdco ordinary shares being offered to the outside shareholders of Deutsche Börse as consideration (*Abfindung*) pursuant to Section 305 para.

2 AktG. In addition, or alternatively, the Bidder intends the mandatory squeeze-out of the remaining minority shareholders of Deutsche Börse in return for payment of adequate compensation ("**squeeze-out**") if, after completion of the exchange offer or any time thereafter, the Bidder holds, directly or indirectly, at least the required participation of 95% in the registered share capital of Deutsche Börse. Such squeeze-out may be carried out based on a resolution by the general shareholders' meeting pursuant to Sections 327a *et seq.* AktG or a petition before a court seeking a court order on the transfer of the shares in accordance with Sections 39a *et seq.* German Takeover Act. The aforementioned restructuring measures are herein referred to as the "**restructuring after completion**".

In the course of the restructuring after completion, Deutsche Börse shareholders who do not exchange their shares in the exchange offer, will receive, or will be offered, consideration in accordance with the applicable laws. Due to the statutory legal framework applicable to the restructuring after completion, which is described below in more detail in sections 10.6.1 to 10.6.3, such consideration may have a different amount or form than the consideration that those shareholders would have received had they exchanged their shares in the exchange offer.

Thereby, it is intended to structure the restructuring after completion in a way that the remaining holders of Deutsche Börse shares — to the extent legally permissible — each receive at a maximum the same number of Holdco shares per Deutsche Börse share(s) that they would have received in the exchange offer had they tendered their Deutsche Börse shares, and at a maximum a consideration having the same value (without taking into account possible different tax treatment or applicable withholding tax regulations), respectively. Due to the reasons described below in more detail, the amount or the form of the consideration may be different, in particular be less in value. Furthermore, in the event that the shares of Holdco lose value after the completion of the combination, there may be no obligation of the Bidder, in the course of the restructuring after completion, to grant to the Deutsche Börse shareholders who did not tender their shares in the exchange offer the higher consideration received by the Deutsche Börse shareholders who exchanged their shares in the exchange offer into ordinary shares of Holdco. U.S. holders of Deutsche Börse shares will be included in any such restructuring after completion and will be treated the same as other Deutsche Börse shareholders in such restructuring.

The Bidder reserves the right to amend the structure of the restructuring after completion, if appropriate. This includes, among others, the determination whether the domination agreement and/or the profit and loss transfer agreement with Deutsche Börse as the controlled company will be entered into by the Bidder itself or, instead of the Bidder, by a direct or indirect wholly owned subsidiary of the Bidder in the legal form of a German stock corporation or a German societas europaea (SE), as well as the right to contribute or otherwise transfer all or some of its Deutsche Börse shares to the latter or another wholly owned subsidiary.

In the context of the business combination agreement, the Deutsche Börse boards have agreed in principle to the conclusion of a domination agreement or a combination of a domination agreement and profit and loss transfer agreement with Deutsche Börse following the completion of the combination as described above. Furthermore, if the Bidder holds 95% or more of the issued share capital of Deutsche Börse after completion of the exchange offer or any time thereafter, the Deutsche Börse boards also agreed to the implementation of a squeeze-out.

10.6.1 Domination agreement or combination of domination agreement and profit and loss transfer agreement

Entering into a domination agreement or a combination of a domination agreement and profit and loss transfer agreement requires, among others, the consent of at least 75% of the share capital represented in the respective resolution at a general shareholders' meeting of Deutsche Börse; the dominating entity is entitled to vote at such resolution also with respect to Deutsche Börse shares held by it. Such agreement would become effective upon registration in the commercial register of Deutsche Börse. Under a domination agreement, the controlled company submits itself to the direction of the controlling company.

The controlling company would be authorized to issue binding orders to the Deutsche Börse management board. Under a profit and loss transfer agreement, the controlled company undertakes to transfer its entire profits to the controlling company. In both cases, the controlling company is obliged to make up for any annual net loss incurred by the controlled company during the term of the agreement (Section 302 AktG). A domination agreement and a profit and loss transfer agreement must provide for a recurrent annual cash payment as compensation for the minority shareholders (Section 304 AktG). Such compensation will represent a variable or fixed minimum dividend (*Garantiedividende*) in the case of a domination agreement and a variable or fixed annual compensation payment (*Ausgleichszahlung*) in the case of a profit and loss transfer agreement or a combination of a domination agreement and profit and loss transfer agreement. The variable minimum dividend or the variable annual compensation payment would be calculated on the basis of the actual dividends distributed by the Bidder in the future.

The amount of the recurrent cash payment is determined by the respective parties to the agreement in due consideration of the specifications as set out in Section 304 para. 2 AktG and reviewed by a court-appointed auditor. It could deviate from the average of the past dividends paid by Deutsche Börse and it could also be higher or lower. During the term of the agreement, the recurrent cash payment would be payable annually if, at that time, Deutsche Börse shares are still held by minority shareholders; in the case of a domination agreement which is not combined with a profit and loss transfer agreement, the recurrent cash payment is a minimum dividend which is only payable to the extent the actual dividend paid by Deutsche Börse to its minority shareholders falls short of the amount of such minimum dividend.

In addition, in case of entering into a domination agreement or a combination of a domination agreement and profit and loss transfer agreement the controlling company would be obliged to offer to all minority shareholders of Deutsche Börse to acquire all Deutsche Börse shares held by them in exchange for an adequate compensation (Section 305 AktG). Such an offer must have a duration of at least two months following the day of publication of the registration of the domination agreement and/or profit and loss transfer agreement in the commercial register of Deutsche Börse by the registry court. Such an offer would constitute a tender offer under U.S. law that would need to comply with certain rules under Regulation 14E under the Exchange Act, but such tender offer would not be subject to Section 14(d) of the Exchange Act or the rules or regulations of the SEC thereunder. In accordance with Section 305 para. 2 no. 1 AktG, the Bidder will compensate the shareholders of Deutsche Börse selling their Deutsche Börse shares under a domination agreement or a combination of a domination agreement and profit and loss transfer agreement entered into by Deutsche Börse by granting Holdco ordinary shares, except for fractional amounts which may be settled in cash.

Likewise, in case the domination agreement and/or the profit and loss transfer agreement is entered into between Deutsche Börse as the controlled company and a direct or indirect wholly owned subsidiary of the Bidder in the legal form of a German stock corporation or a German societas europaea (SE) as the controlling company instead of by the Bidder, in accordance with Section 305 para. 2 no. 2 AktG, the shareholders of Deutsche Börse selling their Deutsche Börse shares under such agreement shall be granted Holdco ordinary shares as compensation, again except for fractional amounts which may be settled in cash.

Pursuant to Section 305 para. 3 AktG, the exchange ratio for which Deutsche Börse shareholders would be offered to exchange their Deutsche Börse shares into Holdco ordinary shares under a domination agreement or a combination of a domination agreement and a profit transfer agreement is deemed adequate if it is equal to the exchange ratio that would apply in connection with a statutory merger of the two companies. For purposes of determining such exchange ratio, which has to be reviewed by a court-appointed auditor, an expert company valuation of each of Deutsche Börse and the Bidder would need to be performed for which the circumstances at the date of the resolution of Deutsche Börse's shareholders' meeting adopting the domination agreement or combination of a domination agreement and a profit transfer agreement will be decisive. While there are no compulsory statutory requirements for the method of such company valuation, a valuation on the basis of discounted future earnings (*Ertragswertverfahren*) in accordance with the "Principles for the Preparation of Business Valuations" under IDW Standard S 1

of the Institute of Public Auditors in Germany e.V. (*Institut der Wirtschaftsprüfer in Deutschland e.V.*) is generally accepted for such purpose. In addition, according to case law, the consideration to be offered under such agreement may generally not be less than the volume weighted average stock price of Deutsche Börse shares for the three months period prior to the announcement of such domination agreement or combination of a domination agreement and a profit and loss transfer agreement. The exchange ratio so determined may therefore deviate from the exchange ratio underlying the exchange offer. The adequacy of the amount of the recurrent cash payment pursuant to Section 304 AktG and the compensation pursuant to Section 305 AktG may, upon request by shareholders of Deutsche Börse, be reviewed in a judicial award procedure (*Spruchverfahren*).

10.6.2 Corporate squeeze-out

If, after completion of the exchange offer or any time thereafter, at least 95% of the registered share capital of Deutsche Börse belong (within the meaning of Section 327a AktG) to the Bidder or, as the case may be, a subsidiary of the Bidder, the general shareholders' meeting of Deutsche Börse may upon request of the Bidder or its subsidiary pursuant to Sections 327a et seq. AktG, resolve upon the transfer of the Deutsche Börse shares of the other shareholders (minority shareholders) of Deutsche Börse to the Bidder or such subsidiary in return for payment of adequate cash compensation (*angemessene Barabfindung*) (the "**corporate squeeze-out**"). The resolution may be adopted by a simple majority of the votes cast; also the bidder and, as the case may be, the respective subsidiary of the bidder, are entitled to vote at this resolution with respect to Deutsche Börse shares held by them. The corporate squeeze-out would not constitute a tender offer under U.S. law, and therefore would not be subject to Section 14(d) or 14(e) of the Exchange Act or the rules or regulations of the SEC thereunder.

In case of a corporate squeeze-out, such compensation must be paid in cash and would therefore be different from the form of consideration offered in the exchange offer. The amount of the cash compensation which the remaining Deutsche Börse shareholders would receive in connection with a corporate squeeze-out would have to be determined on the basis of an expert company valuation of Deutsche Börse for which the circumstances at the date of the resolution of Deutsche Börse's shareholders' meeting adopting the corporate squeeze-out would be decisive, and would be reviewed by a court-appointed auditor. Also for purposes of such business valuation a valuation based on the discounted future earnings (*Ertragswertverfahren*) in accordance with the "Principles for the Preparation of Business Valuations" under IDW Standard S 1 of the Institute of Public Auditors in Germany e.V. (*Institut der Wirtschaftsprüfer in Deutschland e.V.*) is generally accepted for such company valuation with the amount of the adequate compensation to be generally not less than the volume weighted average stock price of Deutsche Börse shares for the three months period prior to the announcement of the squeeze-out. Therefore, such consideration could deviate from the amount of the consideration offered in the exchange offer and may also be higher or lower. The adequacy of the amount of the cash compensation may upon request by former shareholders of Deutsche Börse, whose shares were transferred in the squeeze-out, be reviewed in a judicial award procedure (*Spruchverfahren*). Execution of the corporate squeeze-out would end the listing of the Deutsche Börse shares.

In the context of the corporate squeeze-out described above, the following should be noted:

The German legislator is currently preparing a new legislation called Third Amendment of the Act on Corporate Reorganisations (*Drittes Gesetz zur Änderung des Umwandlungsgesetzes*) which is expected to come into force still in 2011. The draft of such new legislation presented by the German federal government and dated October 1, 2010 (BT-Drucks 17/3122) provides, among other things, for the possibility to perform, under certain circumstances, a special form of a corporate squeeze-out upon request of a principal shareholder holding at least 90% of the share capital of a German stock corporation (instead of 95% as required under the standard form of a corporate squeeze-out).

The Bidder reserves the right to assess whether it (or alternatively, as the case may be, a subsidiary) will make use of such special form of a corporate squeeze-out in relation to Deutsche Börse following a

completion of the exchange offer, if such new legislation is implemented and the prerequisites for such special form of a corporate squeeze-out are met after completion of the exchange offer or any time thereafter.

10.6.3 Takeover squeeze-out

If, after completion of the exchange offer, at least 95% of the registered share capital of Deutsche Börse belong (within the meaning of Section 39a German Takeover Act) to the Bidder, the Bidder may petition in accordance with Section 39a German Takeover Act the relevant District Court (*Landgericht*) in Frankfurt am Main until three months from the expiration of the offer acceptance period that the remaining Deutsche Börse shares shall be transferred to the Bidder by way of a court order, provided that such application provides for an adequate compensation (*Abfindung*) (the "**takeover squeeze-out**"). Such petition may also be made prior to the completion of the exchange offer if, based on the number of Deutsche Börse shares for which the exchange offer has been accepted, at least 95% of the registered share capital of Deutsche Börse which is entitled to voting rights will belong (within the meaning of Section 39a German Takeover Act) to the Bidder upon the subsequent completion of the exchange offer. The takeover squeeze-out would not constitute a tender offer under U.S. law, and therefore would not be subject to Section 14(d) or 14(e) of the Exchange Act or the rules or regulations of the SEC thereunder.

The takeover squeeze-out provides the Bidder with an alternative to the corporate squeeze-out. As opposed to the corporate squeeze-out, pursuant to Section 39a para. 3 German Takeover Act, the compensation that the remaining Deutsche Börse shareholders would receive in connection with a takeover squeeze-out in exchange for their Deutsche Börse shares would be, at the election of each individual Deutsche Börse shareholder, either Holdco ordinary shares (because Holdco ordinary shares are offered as consideration under the exchange offer) or cash. The consideration offered to the shareholders of Deutsche Börse under the exchange offer will be deemed to constitute adequate compensation also for the purposes of the takeover squeeze-out if the exchange offer resulted in the acquisition of at least 90% of Deutsche Börse's share capital which was subject to the exchange offer.

The implementation of the takeover squeeze-out would also end the listing of the Deutsche Börse shares.

10.7 Use of assets and future obligations of the bidder, seat and location of material parts of the business of the bidder, the employees of the bidder and their representations, the members of the management bodies of the bidder and changes to employment terms and conditions of the bidder.

The intended changes regarding the board of directors and the global executive committee of the Bidder are described in section 6.4.2 and section 6.4.3. The intended restructuring measures are described in section 10.6. With respect to the impact of the completion of combination on the assets, financial and earnings positions of the bidder reference is made to the information contained in section 16.

Except for the aforementioned changes, the bidder does not intend changes with respect to seat and location of material parts of the business of the bidder, use of assets of the bidder, future obligations of the bidder, employees of the bidder and their representation, the members of the management bodies of the bidder and changes to employment terms and conditions of the bidder.

11 Explanation of determination of the offer consideration

Pursuant to Section 31 para. 1 sentence 1 German Takeover Act, the Bidder has to offer the shareholders of Deutsche Börse adequate consideration for their shares.

11.1 Admittance to trading on organized market and liquidity of Holdco offer shares

The Bidder will, prior to the time of delivery of the Holdco offer shares to the shareholders of Deutsche Börse under the exchange offer and to the shareholders of NYSE Euronext, in the context of the merger, apply for admission of its ordinary shares, including the Holdco offer shares, to trading on the regulated market segment (*regulierter Markt*) of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) and, simultaneously, in the sub-segment thereof with additional post-admission obligations (Prime Standard), as well as on the regulated market of Euronext Paris (*marché réglementé de Euronext à Paris*) and on the New York Stock Exchange.

According to the rules of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) the admission of the ordinary shares of the Bidder to trading on the regulated market segment of the Frankfurt Stock Exchange and, simultaneously, in the sub-segment thereof with additional post-admission obligations (Prime Standard) can principally take place only after issuance of such shares; the Bidder will submit a corresponding application for admission without undue delay following the issuance of the Holdco offer shares. In contrast, the admission of the ordinary shares of the Bidder to trading on the regulated market segment of Euronext Paris and on the New York Stock Exchange can take place before issuance of the shares that are supposed to be admitted with the proviso that the admission will become effective upon the subsequent official notice of the issuance of the shares. The Bidder will submit an application for admission both with Euronext Paris and the New York Stock Exchange prior to the completion of the exchange offer.

The Bidder will take all necessary actions on his side in order to ensure that the Holdco offer shares, which the accepting shareholders of Deutsche Börse will receive upon settlement of the exchange offer, will have been admitted to trading (listed) on a regulated market within the meaning of Section 2 para. 7 German Takeover Act at the time of delivery to the shareholders of Deutsche Börse having accepted the exchange offer. Therefore, the prerequisite pursuant to Section 31 para. 2 sentence 1 WpÜG with respect to the admittance to trading on organized market is met.

Commencement of trading on the Frankfurt Stock Exchange, Euronext Paris and the New York Stock Exchange is expected to occur immediately after delivery of the Holdco offer shares to the shareholders of Deutsche Börse having accepted the exchange offer.

The completion of the exchange offer is subject, among others, to the condition that the minimum acceptance threshold described in section 14.1(a) is reached or exceeded. After adoption of the NYSE Euronext requisite vote, the completion of the merger will only be subject to the completion of the exchange offer and will take place immediately after the completion of the exchange offer. In addition, the completion of the exchange offer is subject to the adoption of the NYSE Euronext requisite vote. Hence, it is expected that, upon completion of the exchange offer, the completion of the merger will occur and the NYSE Euronext shareholders will become Holdco shareholders.

Both Deutsche Börse and NYSE Euronext have a significant free float. For example, Deutsche Börse is member of the DAX-index which measures the development of the thirty companies on the German equities market with highest liquidity and the largest free float capitalisations. In view of the above statements, Holdco shares and especially the Holdco offer shares offered under this exchange offer will be liquid shares within the meaning of Section 31 para. 2 German Takeover Act.

11.2   Minimum consideration

Pursuant to the relevant provisions of the German Takeover Act Offer Regulation, the minimum consideration is the higher of the following prices:

(i)   Pursuant to Section 5 German Takeover Act Offer Regulation, the consideration must be at least equal to the weighted average domestic stock exchange price of Deutsche Börse shares during the last three months prior to the publication of the decision to make the exchange offer as of February 15, 2011 (the "**3-month average price**").

(ii)   Pursuant to Section 4 German Takeover Act Offer Regulation (in conjunction with Section 31 para. 6 German Takeover Act), the consideration must be at least equal to the highest consideration paid or agreed to be paid by the Bidder, persons acting jointly with the Bidder or their subsidiaries for the acquisition of Deutsche Börse shares (or the entry into agreements which entitle them to acquire Deutsche Börse shares) within the last six months prior to the publication of this exchange offer document.

The 3-month average price as calculated by BaFin as of the record date February 14, 2011, and notified to the Bidder is € 54.16 per Deutsche Börse share.

In the relevant period neither the Bidder, nor persons acting jointly with it, nor their subsidiaries acquired Deutsche Börse shares or entered into agreements which entitled them to acquire Deutsche Börse shares for consideration.

Therefore, the minimum consideration payable pursuant to Sections 4 and 5 of the German Takeover Act Offer Regulations is € 54.16 per Deutsche Börse share.

11.3   Non-existence of reference stock exchange price of Holdco / IDW S 1 2008 valuation of Holdco

Pursuant to Section 7 German Takeover Act Offer Regulation in connection with Sections 5 and 6 German Takeover Act Offer Regulation, the value of the consideration granted under an offer is generally to be determined by reference to the average stock exchange price of the offered shares during the last three months prior to the publication of the decision to make a takeover offer.

However, Holdco shares have not been listed or traded on a stock exchange in the past. Therefore, the minimum consideration in the exchange offer cannot be determined on the basis of stock exchange prices of Holdco's shares pursuant to Sections 5 para. 1, para. 2, 6 para. 1, para. 2 German Takeover Act Offer Regulation. Instead, in corresponding application of Section 5 para. 4 German Takeover Act Offer Regulation, such determination has to be made on the basis of a formal valuation of Holdco. Such a valuation has been prepared on the basis of a business plan of Holdco assuming that the combination will be completed as proposed, on a "as if" basis.

The Bidder has retained Warth & Klein Grant Thornton AG, Wirtschaftsprüfungsgesellschaft, Düsseldorf ("**Warth & Klein**"), to prepare a formal valuation of Holdco on a "as if" basis and to determine whether the value of one Holdco offer share offered under the exchange offer in exchange for one Deutsche Börse share is equal to or exceeds the relevant 3-month average price.

Warth & Klein has duly prepared a formal valuation of Holdco in accordance with the accepted professional "Principles for the Preparation of Business Valuations" under IDW Standard S 1, as amended in 2008, of the Institute of Public Auditors in Germany e.V. (*Institut der Wirtschaftsprüfer in Deutschland e. V.*) ("**IDW S 1 2008**"). On the basis of IDW S 1 2008, Warth & Klein has rendered its valuation in the capacity of a neutral expert. The valuation of Holdco therefore constitutes an objectified value.

Based on this valuation, Warth & Klein has confirmed that the value of one Holdco offer share offered under the exchange offer in exchange for one Deutsche Börse share exceeds the 3-month average price.

The intrinsic value was derived on the basis of discounted future earnings (*Ertragswertverfahren*) and is based on the earnings expectations of the managements of Deutsche Börse and NYSE Euronext. As explained above, the valuation solely served the purpose of complying with the minimum pricing rules of the German Takeover Act and to document such compliance. This assessment gives neither a prediction about the future share price of Holdco as of the listing of its shares for trading on the stock exchange or their delivery to the shareholders of Deutsche Börse who have accepted the exchange offer, nor about the development of the share price at any other time thereafter. Any share price development depends on many external circumstances, especially on the change of expectations about the future over time, which cannot be predicted at all by the valuation expert. Instead, it is in the nature of expectations regarding future developments that these are uncertain and based solely on currently available insights and assessments.

The valuation is not a recommendation for shareholders and their decision-making process in regard to the exchange offer. Warth & Klein does not assume any responsibility that the information, any assessments and any of the conclusions presented in this section 11.3 of this exchange offer document are sufficient or complete for the purposes of the reader, in particular regarding the decision to acquire or to sell shares of Deutsche Börse, NYSE Euronext or Holdco.

As background for its analysis, Warth & Klein in particular (1) reviewed business plans for Holdco for the years 2011-2013; (2) reviewed business plannings for NYSE Euronext and Deutsche Börse which take into account certain publicly available research analysts' financial forecasts endorsed by the respective management and extrapolations from such forecasts as directed by the respective management until 2015; (3) discussed with key members of Deutsche Börse's and NYSE Euronext's management the

respective business plans; (4) reviewed and analyzed information relating to the historical and current operations of each Deutsche Börse and NYSE Euronext; (5) reviewed various documents related to the organization, corporate proceedings, assets and liabilities of Deutsche Börse and NYSE Euronext and (6) reviewed other publicly available economic, industry and company information.

11.3.1 Valuation fundamentals

The value of the equity capital of a commercial enterprise is derived from the future, uncertain cash flows which the provider of equity capital can anticipate. Such a value, therefore, can be calculated as the present value of future surpluses of revenues over expenses of the enterprise.

This requires a forecast of the expected surpluses of the enterprise. The basis for valuing the earnings, therefore, is normally the business planning which covers at least a period of three to five planned years, as well as an estimate of sustained earnings which can be considered to be achievable on a permanent basis for the period of time after the planned years. The basis for such a forecast of future earnings and expenditures consists of the adjusted results generated in the past. The forecasts can be checked with regard to plausibility by a comparison with the past, developments of other enterprises as well as the development in the industry, the market and the overall economy.

However, any forecast involves uncertainty. When determining a present value of forecast cash flows, it is, therefore, necessary to take into account that providers of equity capital normally prefer a certain, positive cash flow to an equally high, uncertain cash flow. This risk aversion can be reflected by increasing the risk free interest rate used to calculate the present value by a risk premium.

The principles about how such forward looking enterprise valuations are to be carried out are set forth in the IDW S 1 2008. In order to value Holdco, Warth & Klein conducted a discounted earnings valuation pursuant to IDW S 1 2008.

As an alternative to the applications of the discounted earnings method, it is also generally possible to conduct valuations using the discounted cash flow ("**DCF**") method under IDW S 1 2008. The discounted earnings method and the DCF method are based on the calculation of the value of capital and, thus, on the same conceptual basis. When applying the same premises, especially with logical planning, consisting of planned income statements, planned balance sheets and planned cash flow statements, both methods come to the same result. Therefore, Warth & Klein has not provided a presentation of the discounted cash flow.

Since neither a liquidation of the enterprise is contemplated, nor is it apparent that the liquidation value could be relevant as a possible minimum value, Warth & Klein has not determined the liquidation value.

The valuation of the substance under procurement aspects leads to the so-called reconstruction value of the enterprise which is only a partial reconstruction value due to the general lack of intangible assets. This substance value has no independent informative value when determining the total value of an enterprise as a going concern. Therefore, Warth & Klein also did not determine a substance value.

It is common practice in mergers and acquisitions to determine indicative enterprise values or ranges of values by means of multipliers which are considered to be common in the industry. When carefully conducting such valuations, in the first place, an analysis of the past and also the expected earnings situation of the subject of the valuation are required. Secondly, the multipliers must be derived from an analysis of the valuations of comparable enterprises. Such multiplier valuations represent only simplified, generalized discounted earnings valuations. Therefore, a comprehensive, analytical valuation using the discounted earnings method, as in the present case, is preferable.

To the extent that stock exchange prices for shares in the enterprise are available, these prices must be referred to under IDW S 1 2008 when valuing an enterprise in order to assess the plausibility of the enterprise value determined under the above principles. The shares in Holdco themselves are not (yet) listed on a stock exchange, but both the shares in Deutsche Börse as well as the shares in NYSE Euronext are traded on stock exchanges. Therefore, a deemed market capitalization of Holdco can generally be

derived from the stock exchange prices of Deutsche Börse and NYSE Euronext. It is for this reason that Warth & Klein verified the equity value of Holdco determined with the discounted earnings method on the basis of the market capitalization of NYSE Euronext and Deutsche Börse, taking into account the synergies and costs of implementation expected from the combination.

Peculiar difficulties during the valuation work did not arise.

11.3.2 Valuation approach

The valuation of Holdco, including the synergies, was determined by Warth & Klein on the basis of the planned earnings for Deutsche Börse and for NYSE Euronext using the discounted earnings method in accordance with IDW S 1 2008. The valuation of Holdco consists of the discounted earnings value plus special values for participations, specific assets held for sale and the corporate tax credit of Deutsche Börse. Due to the international nature of the entire combination, Warth & Klein has not included an explicit illustration of German personal income taxes typified tax circumstances of the shareholders have been taken into account indirectly; see, IDW S 1 2008, no. 30).

The basis for the valuation is a consolidated business plan of Holdco for the years 2011 through 2013, including the expected synergies and costs of implementation. This plan has been derived from the provided stand-alone business plans for NYSE Euronext and Deutsche Börse. Those stand-alone business-plans, which take into account certain publicly available research analysts financial forecasts endorsed, by the respective management and extrapolations from such forecasts as directed by the respective management until 2015. Warth & Klein has assumed that 100% of Deutsche Börse shares and NYSE Euronext shares will be exchanged for Holdco shares in accordance with the agreements reached in the business combination agreement. In the case of a lower acceptance quota by the shareholders of Deutsche Börse, Holdco would own less than 100% of Deutsche Börse and Holdco also would issue a lower number of Holdco shares. Because the value per share which is contributed to Holdco by a NYSE Euronext shareholder is lower than the value per share contributed by a Deutsche Börse shareholder (in the business combination agreement NYSE Euronext is valued with a premium, see pages A-80 et seq. of Annex 2) a lower value per share of Holdco would be the result. For this reason, Warth & Klein has also examined a scenario with a 75% acceptance quota which is the lowest possible quota under the offer conditions.

The consolidated business plan of Holdco represents generally the total of the stand-alone planning for Deutsche Börse, for NYSE Euronext and the synergies and costs of implementation expected from the combination including the costs of implementation. The synergies expected by the parties of the combination resulting from the business combination including the costs for implementation were first determined at an early stage based on first estimates. The valuation is based on synergies and costs for implementation, which have been identified and calculated in a second phase of the project of joint project teams.

With regard to the planning assumptions for the development of the operational business, the responsibility lies exclusively with both partners to the combination. Warth & Klein has only checked the plausibility of the operational planning in discussions with the respective management. Since the planning of the synergies is expected and communicated generally by both combination partners and, therefore, is understandable, although not confirmed by specific individual measures in the early phase of the combination, they have taken into account the low degree of specification by considering two scenarios with regard to the synergies. They have assumed that the synergies are achieved either at 75% or 100%. Independent of the possible realization of the synergies, Warth & Klein assumed that Holdco will be able to enforce (for example via a domination agreement) the measures which are necessary therefore.

Warth & Klein has independently determined the currency exchange rates used for converting the planned accounts into EUR as well as the long-term financial result and the long-term tax expense. They considered both the assumptions and planning as well as market data for this purpose. Also the determination of the long-term results (perpetuity) as an extrapolation of the figures of 2013 was conducted by Warth & Klein.

The individual steps in the valuation, namely, the determination of the surpluses to be discounted, the determination of the discount rate, the capitalization itself and the determination of the special values, are explained below.

11.3.3 Basis of valuation/Validation of projections and synergies

The starting point for checking the plausibility is the analysis of the results in the past because they serve as an initial orientation for analyzing planned numbers. Holdco was only recently established, however, and is not yet itself active. In order to be able to check the plausibility of the consolidated business plan of Holdco consisting of the stand-alone plans for Deutsche Börse and NYSE Euronext plus the planned synergies (less costs of implementation) in light of the past, Warth & Klein has prepared "as if" income statements for the years 2008 through 2010 (neither according exclusively to International Financial Reporting Standards ("**IFRS**") nor to generally accounting principles accepted in the United States ("**US GAAP**"). This covers the actual numbers for Deutsche Börse in accordance with the annual reports for the years 2008 through 2010 (according to IFRS). For purposes of simplification they converted the actual numbers for NYSE Euronext in the years 2008 through 2010 according to the annual reports (according to US GAAP) with the respective currency exchange rate for U.S. dollar to € on December 31 of the respective year (see below).

The "as if" numbers for the years 2008 through 2010 shown in the following section only serve to check the plausibility of the planned accounts.

To the extent that the results shown in the consolidated financial statements were influenced by extraordinary business events (for example unique or exceptional other operating income and expenses) which have distorted the "as if" series of results for the past for Holdco and influence the comparison of the results of the planning period with the "as if" numbers for the years 2008 through 2010, the effects resulting from these special circumstances have been adjusted. These adjustments primarily relate to impairment depreciations, restructuring and transaction costs as well as to consulting fees. The impairment depreciations relate mostly to impairment of intangible assets of the ISE in 2009 and 2010 at the Deutsche Börse and goodwill amortization and impairment writedowns of intangible assets of the European Cash Reporting Unit in 2008 of NYSE Euronext.

The basis for the valuation is the consolidated business plan of Holdco described below for the years 2011 through 2013, including the synergies (less costs of implementation) expected from the combination. The consolidated business plan of Holdco represents generally the total of the stand-alone planning for Deutsche Börse, for NYSE Euronext and the synergies, including the costs of implementation. Technically, initially the planned accounts for NYSE Euronext provided to Warth & Klein in U.S. dollar were converted into € based on the expected currency splits (U.S. dollar, Euro, Great Britain Pound) using the following forward exchange rates:

Exchange Rates	31.12.2008 Historical	31.12.2009 Historical	31.12.2010 Historical	31.12.2011 Forward	31.12.2012 Forward	31.12.2013 Forward	Perpetuity Forward
EUR / USD	1.3953	1.4331	1.3369	1.3304	1.3237	1.3204	1.5375
EUR / GBP				0.8461	0.8427	0.8379	0.8668

Source: Bloomberg; FED; Deutsche Bundesbank (German central bank); calculation Warth & Klein

In a second step, the planned accounts of Deutsche Börse and NYSE Euronext as well as the planned synergies for turnover and costs were added and the implementation costs subtracted. Holdco covers 100% of each of Deutsche Börse and NYSE Euronext.

The earnings from participations contained in the planning of Deutsche Börse and NYSE Euronext were eliminated and applied as special values in the amount of the book values. Furthermore personal expenses resulting from the stock based compensation programs of NYSE Euronext have been adjusted by Warth & Klein.

Profit and Loss Statement Holdco	2008 As if EUR mil.	2009 As if EUR mil.	2010 As if EUR mil.	2011 Plan EUR mil.	2012 Plan EUR mil.	2013 Plan EUR mil.	2014 et seq. Plan EUR mil.
Revenues (including revenue synergies)[1]	4,520.6	3,790.8	3,984.5	4,195.8	4,501.4	4,819.8	4,745.1
Other operating income[2]	314.7	165.4	133.8	96.9	133.8	162.9	164.3
Total operating income	4,835.3	3,956.3	4,118.3	4,292.7	4,635.2	4,982.7	4,909.5
Operating expenses (including cost synergies)	(2,132.8)	(2,025.6)	(2,018.3)	(2,105.2)	(2,477.8)	(2,320.9)	(1,771.7)
EBITDA	**2,702.5**	**1,930.7**	**2,100.0**	**2,187.5**	**2,157.4**	**2,661.8**	**3,137.7**
Depreciation and amortisation	(311.4)	(317.2)	(340.9)	(346.3)	(355.7)	(370.1)	(335.9)
EBIT	**2,391.1**	**1,613.5**	**1,759.1**	**1,841.2**	**1,801.6**	**2,291.7**	**2,801.8**
Financial result				(157.1)	(154.5)	(148.5)	(110.7)
EBT				**1,684.1**	**1,647.1**	**2,143.2**	**2,691.1**
Taxes				(462.9)	(451.1)	(584.2)	(730.8)
Net income				**1,221.3**	**1,196.0**	**1,559.0**	**1,960.4**
Minorities				(23.0)	(38.1)	(38.1)	(37.3)
Net income post minorities				**1,198.3**	**1,157.9**	**1,520.9**	**1,923.0**
Retention of net income for sustainable growth							(47.3)
Net distribution				**1,198.3**	**1,157.9**	**1,520.9**	**1,875.7**

1) The revenues can be divided mainly into the segments Cash Trading & Listings, Derivatives, IT/MD&A and Clearstream. Revenues from the segment Clearstream are generated solely by Deutsche Börse. With regard to the segments Cash Trading & Listings as well as Derivatives, the revenue shares of NYSE Euronext are disclosed net of section 31 fees, liquidity payments and routing and clearing fees as these costs show a direct reference to the corresponding gross revenues. The respective costs of sales or deductions do not exist at Deutsche Börse AG, so that the comparability and thus the predictive power is restricted to that extent.

2) The position other operating income shows primarily the net interest result on customer deposits of the banking business of Clearstream.

(i) Planned EBIT of Holdco

On the basis of the planned overall performance as well as the planned operating expenses and depreciation, an increase in the EBIT results in the planning period from € 1,759.1 million in the fiscal year 2010 to € 2,291.7 million in the planning year 2013, which corresponds to an compound annual growth rate of 9.2% annually. The planned growth of a total of € 532.6 million is allocated in an amount of € 490.0 million primarily to an increase in the EBIT from 2012 to 2013 (+ 27.2%). This development is influenced decisively by the planned synergies as well as the incurred costs for implementation (in the amount of approximately € 700 million) under the combination of Deutsche Börse with NYSE Euronext. The companies expect to realize the revenue synergies rates of 25% at the end of 2012 and 50% at the end of 2013. The cost synergies are expected to be realized that to 30% at the end of 2012 and to 65% at the end of 2013. Warth & Klein has derived from this average values for the realization rates for the synergies in the respective planning year. Therefore the revenue synergies are planned to display 12.5 % of their effects in 2012 and 37.5 % in 2013 and the respective cost synergies are planned to display 15.0 % of their effect in 2013 and 47.5 % in 2013. The EBIT is influenced by the planned synergies as well as the costs for implementation incurred in 2012 on balance with about – € 328 million and on balance with about –€ 73 million in 2013. When adjusted for these effects, rates of growth for EBIT at Holdco result in the amount of 15.6% between 2011 and 2012 as well as in the amount of 11.0% between 2012 and 2013. The rates of growth are primarily supported by the planned growth in sales.

(ii) Planning of the financial results and taxes

Financial result

The planned accounts of Holdco contain a financial result which was determined on the basis of an integrated planning of the financial requirements. Warth & Klein based their valuation on this planning of financial requirements. Warth & Klein calculated anew the financial results for the detailed planning period on the basis of the balances sheet planning which Warth & Klein extrapolated and the enterprise specific interest rates. Warth & Klein assume a normalized interest level over the long-term and apply a rate for the cost of debt in the amount of the base interest rate plus a spread.

Determination of enterprise taxes

The planned accounts of Holdco take into account a weighted group tax rate, which has been derived on the basis of average consolidated tax rates for Deutsche Börse and NYSE Euronext. The corporate taxes were determined by Warth & Klein anew, taking into account this weighted group tax rate. The burden with withholding tax in an expected amount of 5% on half of the results of NYSE Euronext (assumption) was taken into account as a negative synergy.

(iii)   Determination of the long-term results

The long-term operational results of Holdco for the fiscal years 2014 et seq. was derived by extrapolating the sales and expenses in the year 2013, taken into account a weighted growth of 1.68%. The planned accounts for NYSE Euronext in USD were converted by Warth & Klein into Euro based on the expected currency splits (U.S. dollar, Euro, Great Britain Pound) using the following long-term expected forward exchange rates: 1.54 EUR/USD; 0.87 EUR/GBP.

Furthermore, the synergies in sales and costs expected from the combination of the companies, which are anticipated to come into play 100% starting in the year 2015, were taken into account.

Warth & Klein has applied a long-term reinvestment rate in the amount of the average depreciation in the detailed planning period.

In order to take into account the fact that the growth in the balance sheet accompanying the long-term expected growth in the line items in the profit and loss statement as well as the surpluses must be financed, Warth & Klein has applied retained earnings in the amount of the rate of growth relating to the net assets (without taking into account goodwill) in the long-term result as of the end of the detailed planning phase. This retention of earnings required to finance the growth in future earnings reduces the amount which is available for distributions.

11.3.4 Determination of discount rate

The discounted earnings value is determined by discounting the future financial surpluses to the effective date of the valuation. The discount rate reflects the return on investment of an alternative investment for which the cash flow must be considered comparable with the cash flow generated by the shares in the enterprise being valued with regard to timing, risk and taxation.

The starting point for determining the discount rate is the return on investment of a risk free investment in the capital market (base interest rate). This base interest rate must be increased by a risk premium which is supposed to cover the uncertainty about the amount of the financial surpluses in an investment in shares in the enterprise being valued compared to an investment in a risk free interest bearing security. In order to determine effects of growth in the form of continuously growing financial surpluses after the end of the detailed planning phase, the discount rate is reduced by a growth factor (deduction for growth).

Warth & Klein has determined the discount rate in detail as follows:

(i)   Base interest rate

The base interest rate represents a risk free alternative investment with equivalent timing to an investment in the enterprise being valued. In order to maintain the required equivalency between the variables used as

numerators and denominators, care must be taken that the financial surpluses to be discounted to present value are denominated in the same currency as the securities used as the basis for determining the interest rate. Since the planning at Holdco was derived in part operationally in EUR or converted in EUR by means of forward exchange rates, the base interest rate was determined on the basis of government bonds in Germany. In light of its virtually safe nature, such bonds comply to the greatest extent possible with the requirement for having no risk in light of their virtually secure nature.

When valuing an enterprise with a perpetual life, the base interest rate would generally have to be the return on investment which could be achieved as of the effective date of the valuation from a bond issued by the government which also has no time limit (equivalents of term). Since such perpetual bonds do not exist or are not traded, however, the theoretical return on investment for bonds with a perpetual term can be approximated using the observed yield curve.

The German Federal Bank (*Deutsche Bundesbank*) publishes regular estimates about yield curves on the basis of the prices for German government securities having a remaining term of up to around 30 years which are listed on the exchange by applying the Svensson method. In order to determine the base interest rate, an average yield curve for the years 2010 et seq. over a period of up to 30 years was determined on the basis of the daily estimates of the German Federal Bank for the months November 2010 through January 2011 and an extrapolation of the average 30 year zero bond interest rate. The term specific interest rates for the yield curve gained in this manner were converted to a uniform base interest rate for all planned years before personal income taxes of around 3.5% as a present value equivalent.

(ii)   Risk premium

The risk premium serves to compensate the risk taken by investing in shares of the enterprise being valued. It must be assumed that participants in the market are risk averse. This means that certain income will always be preferred compared to the same amount of expected values of uncertain income. This risk aversion can be taken into account by way of a deduction from the expected surpluses or by a risk premium on the discount rate. Both methods are interchangeable, but in practice risk aversion is almost exclusively taken into account by a premium on the interest rate.

In the context of objective valuations, capital market models such as the capital asset pricing model ("CAPM") are especially appropriate for determining the risk premium because these capital market models indirectly derive risk premiums from observable prices in the capital market. The prices established in the capital market are the results of action by the investors. Prices for securities reflect also the risk preferences of the investors to the extent that the investors knowingly and freely decide to purchase or sell certain securities. This market valuation of the risks of shares by rational and risk averse investors is reflected in the theoretical CAPM. The CAPM, thus, supplies a verifiable, objective context for quantifying a reasonable risk premium.

The two parameters in the model required under CAPM for calculating the amount of the risk premium are the market risk premium and the beta factor.

The market risk premium is the average higher return on investment for investments in capital shares required by investors compared to returns from risk free securities. The market risk premium can be estimated using historical data from the capital markets. It is assumed when doing so that excess returns on investment for shares compared to risk free securities such as government bonds observable over the long term represent an estimated value for the risk premium which participants in the capital markets can be expected to demand in the future for investments in stocks. The stock market can be reflected using a broad stock index.

Based on corresponding empirical studies, the Special Committee for Enterprise Valuation considers it appropriate to apply a market risk premium before taxes of 5.0% in calculations based on the CAPM (see Online Report on the 95th meeting of the FAUB, November 29, 2007, p. 4).

The amount of the beta factor reflects the degree of systematic risk in a share under the calculation pursuant to the CAPM which cannot be diversified by means of transactions in the capital market. The higher the beta factor, the higher the risk premium for investors demanded by participants in the capital market. The beta factor is calculated using the relationship between fluctuations in returns on investment for the specific shares and the fluctuations in returns on investment in the market.

Since the discount rate reflects the return on investment for an equivalent, alternative investment, it makes sense to determine the beta factor in general on the basis of the average beta factor for a group of comparable enterprises (peer group). For this purpose, Warth & Klein has compiled a group of comparable enterprises using exchange operators which are listed on the exchange.

Five determinations of the beta factor were performed for the group of peer group enterprises for the period 2005 through 2011 compared to a worldwide index (MSCI World All Country Index), which in each case cover a period of two years and are based on weekly returns on investment. So-called adjusted beta factors were determined using this analysis. The unlevered beta factors for the peer group, adjusted for the capital structure risk, have an average value of around 1.2, including the inherent beta factors for Deutsche Börse and NYSE Euronext.

Calculation beta factor - HoldCo Peer Group	beta factor (unlevered)
Deutsche Börse AG	1.1
NYSE Euronext	1.3
ASX Ltd	1.4
Bursa Malaysia Bhd	1.0
CME Group Inc	1.0
Dubai Financial Market	1.1
Hong Kong Exchanges and Clearing Ltd	1.3
lntercontinentalExchange Inc	1.3
London Stock Exchange Group PLC	1.2
NASDAQ OMX Group Inc/The	1.3
Singapore Exchange Ltd	1.3
TMX Group Inc	1.2
Mean	**1.2**

The capital structure risk for Holdco was taken into account by means of a period-specific adjustment of the unlevered (debt free) beta factor in the amount of 1.2 by the effect of the leverage (varying level of debt) at Holdco (see table below "discount rate"). The applied risk premium results from multiplying the market risk premium with the periodic, varying beta factor reflecting the capital structure risk (levered beta factors).

(iii)   Deduction for growth

The growth of the anticipated future results for the enterprise must also be taken into account when valuing the enterprise. The growth of the results of the enterprise for the individual periods is specifically reflected in the detailed planning phase for 2011 through 2013. The contribution to value from the corporate surplus cash flows which are incurred in time after the detailed planning phase starting in the year 2014 and the subsequent years is reflected for purposes of simplification in the valuation by means of the present value of a terminal value. The expected, long-term results which can be generated are initially applied in the terminal value under the discounted earnings formula. If it can be assumed that the enterprise being valued is capable of growing its results in a sustained manner during the time after the detailed planning phase, the corresponding growth in results can be taken into account mathematically by means of a deduction from the discount rate.

Warth & Klein has applied long-term growth at 1.68%. Warth & Klein has determined this value on the basis of the following considerations:

The starting point for a long-term development of the results is the determination that, over the long-term, nominal planned values can be subject to real changes and changes resulting from inflation. With regard to the change resulting from inflation, implied expectations for inflation can be determined for some countries using the differences in returns on investment between nominal fixed interest and inflation protected government bonds. On this basis as well as on the basis of fundamental forecasts, a long-term expectation for inflation for the countries in which Holdco will be active results in a range of around 1.5% to around 2.0%.

It is also necessary to estimate whether it can be assumed that the inflation based increases in costs can be completely passed on and how real developments influence the growth of the results. Based on increasing competitive pressure for exchanges, as is also expressed in the current concentration process as well as the increasing presence of alternative trading platforms, and in light of the continuing globalization and networking of the capital markets, Warth & Klein does not believe that the results of Holdco can grow in a sustained manner beyond increases resulting from inflation.

On the basis of the above considerations, Warth & Klein determined the following discount rate for Holdco.

Discount rate Holdco	2011 Plan	2012 Plan	2013 Plan	2014 et seq. Plan
Risk free rate	**3.50%**	**3.50%**	**3.50%**	**3.50%**
Market risk premium	5.00%	5.00%	5.00%	5.00%
Beta unlevered	1.20	1.20	1.20	1.20
Leverage	12.05%	11.25%	10.21%	9.31%
Beta relevered	1.32	1.31	1.30	1.29
Risk premium	**6.58%**	**6.54%**	**6.49%**	**6.45%**
Sustainable growth rate				**(1.68)%**
Discount rate	**10.08%**	**10.04%**	**9.99%**	**8.27%**

11.3.5 Discounted earnings value

The discounted earnings value in the amount of around € 20.5 billion resulting from the discounting as of the determinative effective date of the valuation of February 15, 2011 from the results of Holdco to be capitalized, including the expected synergies, is determined as follows. 100% achievement of the planned synergies (for example via a domination agreement) was assumed.

Discounted earnings value Holdco		2011 Plan EUR mil.	2012 Plan EUR mil.	2013 Plan EUR mil.	2014 et seq. Plan EUR mil.
Net distribution		**1,198.3**	**1,157.9**	**1,520.9**	**1,875.7**
Discount rate		10.08%	10.04%	9.99%	8.27%
Present value factor		0.9084	0.8255	0.7505	9.0760
Present value per year		1,088.5	955.9	1,141.4	17,024.2
Discounted earnings value as of	**01.01.2011**	**20,210.0**			
Compounding factor		1.0119			
Discounted earnings value as of	**02.15.2011**	**20,450.8**			

11.3.6 Special values

Only those factors contributing to value have been fully reflected in the present value of the discounted earnings which can be accurately reflected in value on the basis of ongoing cash flows. Factors contributing to value which cannot be reflected in this matter at all or only very incompletely must be separately valued.

Warth & Klein took a separate value into account for the corporate income tax credit for Deutsche Börse pursuant to § 37 German Corporate Income Tax Act (*Körperschaftsteuergesetz*, "**KStG**"). For purposes

of the valuation, Warth & Klein has increased the remaining credit as of December 31, 2010 as determined by the company by interest from January 1, 2011 until and including the effective date of the valuation and applied an amount of around € 14.3 million.

Furthermore Warth & Klein took into account special values for the participations and specific assets held for sale of Deutsche Börse and NYSE Euronext respectively. Therefore the different book values as of December 31, 2010 have been increased by interest to the effective date of the valuation on February 15, 2011 (the U.S. dollar book values have been converted into € first as of December 31, 2010). The special value for the participations and specific assets held for sale of Deutsche Börse and NYSE Euronext adds up to € 636.1 million.

11.3.7 Range of equity value and value per Holdco offer share

Warth & Klein has determined an equity value in the amount of around € 21.1 billion as of the effective date of the valuation on February 15, 2011.

As of February 15, 2011, there are outstanding stock options and restricted stock units under equity compensation plans at Deutsche Börse and NYSE Euronext. The future exercise of these options by the holders or the allocation of the restricted stock units to the beneficiaries represents an effect that reduces value. The expenses of Deutsche Börse in this respect are included in the planning of personal expenses. For the NYSE Euronext, this is the case only partly. For this reason, the personnel expenditures have been adjusted for expenses resulting from stock based compensation programs of NYSE Euronext.

The Holdco shares to be exchanged for treasury shares of Deutsche Börse in the exchange offer were not explicitly included in the calculation of the number of Holdco shares because, as a consequence of treasury shares of Deutsche Börse being tendered in the exchange offer, Holdco itself will indirectly hold treasury shares and an explicit inclusion would be value-neutral because it is irrelevant for the value per share whether the company's value including its own shares is divided by the number of all shares, or whether the value exclusive of treasury shares is divided by the number of outstanding shares only.

If one assumes that 100 % of all shares in Deutsche Börse and NYSE Euronext are exchanged for shares in Holdco in accordance with the agreements reached in the business combination agreement, this value is distributed to 308.8 million Holdco shares. Thereby it has been taken into account that the already existing 45,000 Holdco shares (class D shares) will be reimbursed at their nominal value. The value per Holdco share is accordingly € 68.33.

Valuation Summary **Holdco**		**EUR mil.**
Discounted earnings value	**as of 02.15.2011**	**20,450.8**
Special value for non-consolidated participation	as of 02.15.2011	636.1
Special value for corporate income tax credit **§ 37 KStG**	as of 02.15.2011	14.3
Equity Value A	**as of 02.15.2011**	**21,101.2**
Total stocks - Holdco		308.8
Value of Holdco shares (in EUR)	**as of 02.15.2011**	**68.33**

As the planning of the synergies generally is expected and communicated by both partners to a co-operation, and as it is then again, however, also understandable that the synergies cannot be confirmed with specific individual measures in the early phase of the combination, Warth & Klein has taken the lower degree of specification into account by analyzing two scenarios with regard to the synergies. They have assumed that the synergies are achieved at a level of 75% or 100%, while the costs for implementation in each case are incurred at 100%. These scenarios lead to a range in the value for the Holdco shares of € 65.48 to € 68.33.

The lower bound of € 65.48 for the value per share of Holdco leads to an equity value of € 20.2 billion. To meet the minimum price requirements for the value of Holdco an amount of € 16.7 billion would be sufficient. Thus the lower bound for the equity value of Holdco exceeds the required minimum value by an amount of about € 3.5 billion.

The assumption has been made for purposes of the valuation as of February 15, 2011 that the dividend planned for Deutsche Börse for 2010 in the amount of around € 390.5 million which will likely be disbursed in May 2011 after a resolution by the general shareholders meeting is still contained in the value of Holdco. The dividends planned for Q1 and Q2 2011 by NYSE Euronext in the amount of around US dollar 156.8 million which are than distributed following the respective quarter, are contained in Holdco. If the value for each Holdco share is determined after disbursement of the planned dividends for Deutsche Börse and NYSE Euronext is calculated, this results in a slightly lower value per share in Holdco which, however, remains well above the 3-month average price.

In case not all Deutsche Börse shares are exchanged in Holdco offer shares, the value per Holdco share would be lower. For example, if 75% Deutsche Börse shares are changed in Holdco offer shares the value of the Holdco offer shares would range between an amount of € 64.65 to 67.58, depending on the realization of the synergies of 75% or 100%.

Based on the lower bound of € 64.65 for the value per share of Holdco the equity value of Holdco exceeds the required minimum value imposed by the minimum price requirements in this conservative scenario by an amount of about € 2.8 billion.

11.3.8 Plausibility check of the equity value and value per share

In order to check the plausibility of the range of the equity value of Holdco derived using the discounted earnings method, Warth & Klein have analyzed the current market capitalization of NYSE Euronext and Deutsche Börse plus the present value of the expected synergies and costs of implementation. In order to reduce potentially distorting influences of the announcement of the transaction on the stock exchange prices for two companies, Warth & Klein has used three months average analysis of the market values in the period November 9, 2010 — February 8, 2011 as a basis.

The resulting value per Holdco offer share is above the 3-month average price, independent of the amount of the synergies assumed to be achieved (75% to 100%), including the cost for implementation.

11.3.9 Conclusion

Based on this valuation Warth & Klein has confirmed that the value of one Holdco offer share offered under the exchange offer in exchange for one Deutsche Börse share exceeds the 3-month average price.

11.4 **Adequacy of valuation method and offer consideration**

Due to the non-existence of a reference stock exchange price of Holdco the Bidder has made use of a formal valuation of Holdco as of February 15, 2011 pursuant to the IDW S 1 2008 as described under 11.3. IDW S 1 2008 as well as the valuation methodology used for the valuation constitute an adequate and generally accepted method for enterprise valuations. As described above, Warth&Klein has come to the conclusion that the value for the Holdco shares as of the effective date February 15, 2011, is

- in a range of 65.48 to 68.33 in the case that the exchange offer is accepted for 100% of the Deutsche Börse shares; and

- in the range of 64.65 to 67.58, in the case that the exchange offer is accepted for 75% of the Deutsche Börse shares only.

Based on the aforementioned valuation and especially the fact that the value of 1 Holdco offer share offered under the exchange offer exceeds the relevant 3-month average price of Deutsche Börse shares which is € 54.16, the Bidder considers the offer consideration of 1 Holdco offer share per 1 Deutsche Börse share to be adequate within the meaning of Section 31 para. 1 sentence 1 German Takeover Act.

11.5 **Non-applicability of section 33b German Takeover Act**

The articles of association of Deutsche Börse do not provide for the application of Section 33b para. 2 German Takeover Act. Therefore, the Bidder is not obliged to pay any compensation pursuant to Section 33b para. 5 German Takeover Act.

12   Acceptance and settlement of the exchange offer

12.1   Central settlement agent

The Bidder has appointed Deutsche Bank AG, Frankfurt am Main (the "c**entral settlement agent**") to act as agent for the central settlement as well as exchange escrow agent in connection with the exchange offer.

12.2   Acceptance of the exchange offer

Shareholders of Deutsche Börse who wish to accept the exchange offer should contact their Custodian Bank (as defined below) with any questions about the technical aspects of the acceptance of the exchange offer and its settlement (Abwicklung). The Custodian Banks will be informed separately about the procedures for the acceptance and settlement of the exchange offer.

The shareholders of Deutsche Börse may only accept the exchange offer by declaring acceptance of the exchange offer in writing (the "**declaration of acceptance**") vis-à-vis the investment services enterprise maintaining the relevant shareholder's securities account (the "**Custodian Bank**").

Until the Deutsche Börse shares in relation to which the exchange offer has been accepted within the offer acceptance period or within the additional offer acceptance period (the "**tendered Deutsche Börse shares**") are transferred to the securities account of the central settlement agent with Clearstream, the Deutsche Börse shares specified in the declaration of acceptance will remain credited to the securities account of the accepting shareholders of Deutsche Börse, but will be re-booked to the different ISIN DE00A1KRND6 at Clearstream and in the securities account of the accepting shareholder of Deutsche Börse.

The declaration of acceptance will only become effective upon the tendered Deutsche Börse shares having been re-booked to the relevant ISIN in time. As a prerequisite, the declaration of acceptance must be delivered to the applicable Custodian Bank within the offer acceptance period. If a declaration of acceptance has been delivered to the Custodian Bank within the offer acceptance period, the re-booking of the Deutsche Börse shares will be considered to have been performed in time if the re-booking at Clearstream has occurred no later than 6 p.m. (Central European Daylight Savings Time) on the second banking day following expiration of the offer acceptance period. Such re-bookings are to be arranged for by the Custodian Bank after receipt of the declaration of acceptance without undue delay.

The subscription of the Holdco offer shares and the contribution of the Deutsche Börse shares for which the exchange offer has been accepted to Holdco will be carried out by the central settlement agent as exchange escrow agent on a trust basis for the shareholders in Deutsche Börse accepting the exchange offer.

12.3   Further declarations by shareholders of Deutsche Börse accepting the exchange offer

The following declarations are partly explained in more detail in sections 12.4 and 12.6.

By accepting the exchange offer pursuant to section 12.2 above, each shareholder of Deutsche Börse irrevocably declares at the same time that:

(a) it accepts, on the terms and conditions set out in this exchange offer document, the offer of the Bidder to conclude an agreement for the exchange of the Deutsche Börse shares specified in the declaration of acceptance into the Holdco offer shares, it approves the transfer of title to the Holdco offer shares to the central settlement agent as exchange escrow agent and, with respect to the transfer of title to the Holdco offer shares from the central settlement agent as exchange escrow agent to the shareholders of Deutsche Börse, it declares its acceptance;

(b) it instructs and authorizes its Custodian Bank to effect the re-booking for the Deutsche Börse shares specified in the declaration of acceptance to ISIN DE00A1KRND6 (tendered Deutsche Börse shares) at Clearstream without undue delay, but to leave all tendered Deutsche Börse shares in its securities account for the time being;

(c)   it instructs and authorizes its Custodian Bank to instruct and authorize Clearstream to transmit to the Bidder via the central settlement agent on each trading day information with regard to the number of tendered Deutsche Börse shares for which re-bookings have been made to ISIN DE00A1KRND6 in the Custodian Bank's securities account with Clearstream;

(d)   it instructs and authorizes its Custodian Bank to deliver the Declarations of Acceptance as well as the declarations of withdrawal pursuant to section 17.2 (including the name and address) to the Bidder upon request;

(e)   it instructs and authorizes its Custodian Bank to instruct and authorize Clearstream to make the tendered Deutsche Börse shares available to the central settlement agent without undue delay after expiry of the additional offer acceptance period and satisfaction or waiver of all completion conditions set out in section 14.1 on the central settlement agent's securities account with Clearstream for the purpose of transferring title to the relevant tendered Deutsche Börse shares to the central settlement agent for the further purpose of contributing the tendered Deutsche Börse shares into the Bidder as a contribution in kind in exchange for the corresponding number of Holdco offer shares;

(f)   it instructs and authorizes its Custodian Bank and the central settlement agent, each having been released, as a matter of precaution, of the prohibition from contracting with itself as agent for a third party *(Selbstkontrahieren)* pursuant to Section 181 of the German Civil Code *(Bürgerliches Gesetzbuch)* and corresponding foreign provisions, to take all necessary or appropriate measures and to make and receive all necessary or appropriate declarations for the completion of the exchange offer on the terms and conditions set out in this exchange offer document;

(g)   it acknowledges that, during the period commencing on the date of delivery of the relevant tendered Deutsche Börse shares to the central settlement agent's securities account with Clearstream and ending on the date of receipt of the Holdco offer shares, it will no longer be able to dispose of the relevant tendered Deutsche Börse shares and will not yet be able to dispose of the Holdco offer shares, but will only hold a claim for delivery of such number of Holdco offer shares as determined according to the terms and conditions of this exchange offer document;

(h)   its relevant tendered Deutsche Börse shares will at the time of the transfer of title to the central settlement agent be solely owned by it and will be free and clear of any third party rights;

(i)   it transfers title to the tendered Deutsche Börse shares to the central settlement agent subject to the satisfaction and/or valid waiver of the completion conditions as set forth in section 14.1 at the time of the book-entry transfer of the tendered Deutsche Börse shares to the securities account of the central settlement agent with Clearstream for the purpose of contributing the tendered Deutsche Börse shares into the Bidder as a contribution in kind in exchange for the corresponding number of Holdco offer shares;

(j)   it acknowledges and confirms that it has complied with the procedures and restrictions set out in sections 1.2 and 1.5. Shareholders who do not make this declaration and do not give this guarantee will be treated as if they had not accepted the exchange offer.

The declarations, instructions, orders and authorizations referred to in paragraphs (a) to (j) of this section 12.3 are issued irrevocably in the interest of a smooth and expeditious completion of the exchange offer. They shall only lapse (i) in the case of a final non-satisfaction of a completion condition (see section 14.3), or (ii) in the event that the agreements which have come into existence as a result of the acceptance of the exchange offer are validly rescinded in accordance with section 17.

12.4   Legal consequences of acceptance

Upon acceptance of the exchange offer, an agreement for the exchange of the Deutsche Börse shares specified in the declaration of acceptance into the corresponding number of Holdco offer shares will come into existence between each accepting shareholder of Deutsche Börse and the Bidder on the terms and

conditions set forth in this exchange offer document, whereas the clearing of the exchange will be conducted by the central settlement agent as exchange escrow agent. Transfer of title of the tendered Deutsche Börse shares to the central settlement agent as exchange escrow agent and issue and delivery of the Holdco offer shares shall only occur after satisfaction and/or valid waiver of the completion conditions as set forth in section 14.1.

By accepting the exchange offer, the accepting shareholder of Deutsche Börse and the Bidder each agree — subject to the satisfaction and/or the waiver of all completion conditions — to the transfer of title to the tendered Deutsche Börse shares to the central settlement agent. The central settlement agent as exchange escrow agent will then subscribe to the issue of the Holdco offer shares and, for the period of time between the issue of the Holdco offer shares and the delivery of the Holdco offer shares to the shareholders of Deutsche Börse accepting the exchange offer, hold such shares. The Holdco offer shares will, without undue delay, be issued and embodied in one or more global share certificates which will be deposited with the relevant central securities depository, for onward delivery through the custody banks system, in accordance with the regular settlement procedures for equity securities. The Holdco offer shares will then be delivered to the Custodian Bank for credit to the securities accounts of the accepting shareholders of Deutsche Börse in accordance with the terms and conditions set forth in this exchange offer document.

Following transfer of the applicable tendered Deutsche Börse shares and until delivery of the respective number of Holdco offer shares, the accepting shareholders of Deutsche Börse may no longer dispose of the tendered Deutsche Börse shares and may not yet dispose of their Holdco offer shares, but will only have a claim for delivery of the number of Holdco offer shares as determined pursuant to the terms and conditions of this exchange offer document.

The central settlement agent will acquire title to the tendered Deutsche Börse shares and to the Holdco offer shares which are granted as consideration in the course of the settlement of the exchange offer only in its capacity as central settlement agent.

Upon transfer of title to the tendered Deutsche Börse shares to the central settlement agent, all rights associated with these shares shall pass to the central settlement agent and shall be transferred onwards to the Bidder in the contribution of tendered Deutsche Börse shares. Upon delivery of the respective Holdco offer shares to the respective shareholders of Deutsche Börse they shall become the owner of the respective Holdco offer shares and the holder of all rights associated with these.

The completion *(Vollzug)* of the agreement for exchange of the Deutsche Börse shares into the corresponding number of Holdco offer shares will only take place after the completion conditions set out in section 14.1 have been satisfied or validly waived by the Bidder pursuant to Section 21 para. 1 no. 3 or no. 4 German Takeover Act. If one or more of the completion conditions set out in section 14.1 have not been satisfied by the final date specified for the respective completion condition to be satisfied and if the Bidder has not validly waived the relevant completion condition pursuant to Section 21 para. 1 no. 3 and/ or no. 4 German Takeover Act, the exchange offer will lapse. In this case, the agreements which came into existence as a result of accepting the exchange offer will not be completed and will cease to exist (see section 14.3).

Furthermore, by accepting the exchange offer, the accepting shareholder of Deutsche Börse irrevocably makes the declarations, instructions, orders and authorizations set out in section 12.3.

12.5   Acceptance of the exchange offer during the additional offer acceptance period

Except as set forth in this section 12.5, sections 12.1 through 12.4 shall also apply to the acceptance of the exchange offer during the additional offer acceptance period. Shareholders of Deutsche Börse intending to accept the exchange offer during the additional offer acceptance period should contact their Custodian Bank with any queries they may have about the technical aspects of the exchange offer and its settlement. The re-booking of the Deutsche Börse shares in relation to which the exchange offer has been accepted within the additional offer acceptance period to ISIN DE00A1KRND6 (tendered Deutsche Börse shares)

will be considered to have been performed in time if effected no later than 6 p.m. (Central European Daylight Savings Time) on the second banking day following expiration of the additional offer acceptance period.

12.6   Settlement of the exchange offer and receipt of offer consideration

Settlement of the exchange offer will take place through the issue and delivery to the central settlement agent and the onward transfer of the Holdco offer shares, in the manner as set out in section 12.4 as consideration for the tendered Deutsche Börse shares. Upon crediting of the Holdco offer shares to the applicable Custodian Bank's securities account with Clearstream, the Bidder will have fulfilled its obligation to deliver Holdco offer shares. It is the Custodian Bank's responsibility to credit the Holdco offer shares to the securities account of each accepting shareholder of Deutsche Börse. The crediting of the Holdco offer shares to the securities accounts of the Custodian Banks shall occur without undue delay but in no event later than seven banking days (i) following the publication of the results of the exchange offer pursuant to section 23 para. 1 sentence 1 no. 3 German Takeover Act or (ii) following the day the satisfaction and/or waiver of all completion conditions is published (see section 14.4), whichever date is later. A "banking day" in terms of this exchange offer document relates to a day on which the banks in Frankfurt am Main, Germany, as well as in New York, New York, United States are open for general business (see section 2.1).

If one or more of the completion conditions (see section 14.1) are still not satisfied, and have not been waived, by the end of the additional offer acceptance period, the settlement of the exchange offer and the crediting of the Holdco offer shares will therefore be delayed, irrespective of a potential extension of the offer acceptance period.

The Bidder expects that the settlement of the exchange offer for the tendered Deutsche Börse shares will occur prior to March 31, 2012.

In the event that all completion conditions are satisfied on March 31, 2012 only, the last possible date, the settlement of the exchange offer and the crediting of the Holdco offer shares would be delayed until April 13, 2012 at the latest.

Prior to the time of delivery of the Holdco offer shares to the shareholders of Deutsche Börse under the exchange offer, the bidder will apply for admission of its ordinary shares, including the Holdco offer shares, to trading on the regulated market segment (*regulierter Markt*) of the Frankfurt Stock Exchange and, simultaneously, in the sub-segment thereof with additional post-admission obligations (Prime Standard), as well as on the regulated market of Euronext Paris and on the New York Stock Exchange.

The Bidder expects that the Holdco offer shares which the accepting shareholders of Deutsche Börse will receive upon settlement of the exchange offer will have been admitted to trading (listed) at the time of delivery to the shareholders of Deutsche Börse having accepted the exchange offer.

Commencement of trading on the Frankfurt Stock Exchange, Euronext Paris and the New York Stock Exchange is expected to occur immediately after delivery of the Holdco offer shares to the shareholders of Deutsche Börse having accepted the exchange offer.

12.7   Costs

The acceptance of the exchange offer is free of costs and expenses for those shareholders of Deutsche Börse who hold their Deutsche Börse shares in collective safe custody with a Custodian Bank provided that the Custodian Bank in turn holds these Deutsche Börse shares in custody on a securities account at Clearstream. Costs incurred for the submission of the declaration of acceptance to the Custodian Bank will not be reimbursed.

Costs imposed by other Custodian Banks or foreign intermediate custodians, shall be borne by each accepting shareholder of Deutsche Börse.

Furthermore, any taxes related to the transfer of the tendered Deutsche Börse shares in exchange for Holdco offer shares must be borne by the relevant shareholder of Deutsche Börse. The same applies to any stock exchange trading taxes or stamp duties or any other taxes or duties related to the acceptance of the exchange offer.

12.8   Stock exchange trading in tendered Deutsche Börse shares

The Bidder intends to apply for the tendered Deutsche Börse shares' inclusion into stock market trading on the regulated market of the Frankfurt Stock Exchange under ISIN DE00A1KRND6 as of the second trading day of the Frankfurt Stock Exchange and simultaneously in its segment with additional admission duties (Prime Standard) following the commencement of the offer acceptance period. The trading of the tendered Deutsche Börse shares allows Deutsche Börse shareholders who have agreed to tender their shares to sell their shares on the Frankfurt Stock Exchange. The sale of a share that has been agreed to be tendered does not affect its status as such and will be exchanged in the exchange offer unless it is validly withdrawn in accordance with the terms of the offer or applicable law. It is intended that Deutsche Börse will mandate a Designated Sponsor in order to provide for sufficient liquidity of the stock exchange trading with tendered Deutsche Börse shares.

Trading in the tendered Deutsche Börse shares on the regulated market of the Frankfurt Stock Exchange and simultaneously in its segment with additional admission duties (Prime Standard) is expected to end no later than (i) after regular stock exchange trading hours on the last trading day of the Frankfurt Stock Exchange within the additional offer acceptance period or (ii) after regular stock exchange trading hours on the day the satisfaction of all completion conditions (insofar as they have not been waived) is published (see section 14.4), whichever is the later date. The date as of which trading ceases shall be published by the Bidder without undue delay via an electronically operated information dissemination system as described in Section 10 para. 3 sentence 1 no. 2 German Takeover Act or in the electronic Federal Gazette and by way of an English language press release via an electronically operated information distribution system in the United States. Any person acquiring tendered Deutsche Börse shares will assume all rights and obligations arising as a result of the acceptance of the exchange offer, including the irrevocable declarations, instructions, orders and authorizations set out in section 12.3.

Although Deutsche Börse will appoint a designated sponsor to offer binding bid and ask quotes for the tendered Deutsche Börse shares, there can be no assurance as to how liquid a market for the tendered Deutsche Börse shares will develop or be sustained. If an active market for tendered Deutsche Börse shares fails to develop or be sustained, the trading price and the liquidity of the tendered Deutsche Börse shares could be materially adversely affected.

Deutsche Börse shares not tendered will continue to be traded under ISIN DE0005810055.

12.9   Note to holders of American depositary receipts

The exchange offer is not addressed to holders of ADRs which have been issued in relation to Deutsche Börse shares. Each ADR evidences one American Depositary Share ("**ADS**"), which represents the beneficial interest in one tenth of a Deutsche Börse share deposited with Citibank, National Association, The Bank of New York Mellon Corporation or JPMorgan Chase Bank, National Association (each, a "**depositary**"). The ADS are deposited with a depositary pursuant to the deposit agreement between such Depositary and the respective owners and holders of ADRs.

ADRs may not be tendered into the exchange offer. However, holders of ADRs who are not excluded Japanese shareholders and want to participate in the exchange offer may do so by following the normal ADR cancellation process in order to obtain the underlying Deutsche Börse shares, which may then be tendered into the exchange offer. The process may take several days, and ADR holders who are not excluded Japanese shareholders should take this additional time requirement into account when making their decision whether to participate in the exchange offer or not. Holders of ADRs should contact the applicable Depository in case they have questions in relation to the exchange of ADRs in Deutsche Börse shares.

Costs and fees incurred in the course of the cancellation of ADRs will not be reimbursed. The same applies to fees and costs incurred for a re-deposition of Deutsche Börse shares in an ADR facility in the event the exchange offer should fail.

12.10 Lapse in case of non-satisfaction of completion conditions

The exchange offer will lapse and the agreements which have come into existence as a result of the acceptance of the exchange offer will not be completed and will cease to exist (conditions subsequent, *auflösende Bedingungen*) if one or more of the completion conditions (as defined in section 14.1) set forth in this exchange offer document have not been satisfied and, to the extent possible, its satisfaction has not been waived (see section 14.3).

In this case, the tendered Deutsche Börse shares will be re-booked *(Rückbuchung)* from the ISIN DE00A1KRND6 into the original ISIN DE0005810055 without undue delay.

Precautions will be taken to arrange for re-booking at the latest within five banking days after the publication pursuant to section 14.4 that not all completion conditions have been satisfied and have not been validly waived. After completion of such re-booking, the respective Deutsche Börse shares will be tradable again under the original ISIN DE0005810055.

The re-booking and re-transfer is free of costs and expenses for those shareholders of Deutsche Börse who hold Deutsche Börse shares in collective safe custody with a Custodian Bank provided that the Custodian Bank itself holds these shares in custody in a securities account at Clearstream.

Any foreign stock exchange trading taxes or stamp duties or other foreign taxes or expenses which may be incurred, as well as any costs imposed by intermediate custodians shall be borne by each accepting shareholder of Deutsche Börse. Any taxes related to the re-booking and re-transfer of Deutsche Börse shares must be borne by the relevant shareholder of Deutsche Börse as well.

13 Official approvals and proceedings

In the following, the regulatory approvals and proceedings required for the combination and the status of such proceedings are described. The Bidder endeavors to initiate and complete the proceedings and to file notices and documents and to handle information requests and other inquiries as quickly as possible and will take all necessary actions in order to ensure an expedite termination of each of the proceedings listed below.

13.1 Merger control clearance proceedings

The combination is subject to merger control clearance proceedings in the United States and the European Union, which also require clearance or the expiration of certain waiting periods in accordance with the applicable merger control laws, as described below:

13.1.1 U.S. Antitrust Clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "**HSR Act**"), and the rules promulgated thereunder by the Federal Trade Commission (the "**FTC**"), the combination may not be completed until notification and report forms have been filed with the FTC and the Antitrust Division of the Department of Justice (the "**DOJ**") and the applicable waiting periods have expired or been terminated.

NYSE Euronext and Deutsche Börse are each required to file a notification and report with both the DOJ and the FTC in respect of the combination. On March 8, 2011, Deutsche Börse and NYSE Euronext each filed such notification and report form under the HSR Act with the FTC and the DOJ. Although under the HSR Act filings must be made by each party with both the DOJ and FTC, transactions are typically reviewed by one of the two agencies in a single review that involves the relevant parties. The combination of Deutsche Börse and NYSE Euronext is being reviewed by the DOJ.

On April 7, 2011, Deutsche Börse and NYSE Euronext each received a request for additional information and documentary material ("**Second Request**"). The effect of the Second Request is to extend the formal assessment period until thirty days after the parties have substantially complied with the Second Request, unless the waiting period is terminated earlier.

The parties have been cooperating and continue to be in close contact with the DOJ in its review of the combination to obtain HSR clearance as promptly as possible. The parties have been and are continuing to prepare and submit data and documents to the DOJ in order to assist the DOJ with its review of the combination. There has not yet been determined a date for completing the submission of these data and documents in replying to the Second Request.

Responding to the second request from the DOH will take between three and eight months, including the related 30-day waiting period and potential further substantive discussions with the DOJ. The parties therefore do not presently expect the waiting period to expire or be terminated before the third quarter of 2011. Coordination between the European and the DOJ, including potentially regarding timing, further complicates any prediction of when the DOJ will conclude its investigation.

At the end of its review, if the DOJ still has substantive concerns about the combination, it must initiate injunctive proceedings in a United States federal district court to block the combination or resolve its concerns by entering into a consent agreement with the parties.

13.1.2 European Competition Authorities

The combination is subject to the merger and control clearance by the European Commission (the "**Commission**") pursuant to the European Community Council Regulation (EC) No. 139/2004 as of January 20, 2004 on the control of concentrations between undertakings, as amended (the "**EC Merger Regulation**" or "**FKVO**").

The merger control proceeding under the FKVO is structured in three stages: Pre-notification Contacts, Phase I and Phase II.

(i)   Pre-notification contacts

Pre-notification contacts are particularly important for notifications with the Commission. In the course of pre-notification contacts, a draft of the notification ("**Form CO**") is submitted to the case team of the Commission to ensure that the notification is considered complete by the Commission. After reviewing the draft Form CO, the case team can request additional data and information to be included in the notification. The Form CO describes the notifying parties' activities and the combination, and provides information on each of the affected markets (market definition, market shares, demand and supply structure, etc.).

(ii)   Notification

Once the notification is considered complete by the case team of the Commission, the notifying parties can notify the combination formally which triggers the FKVO's timetable. Deutsche Börse and NYSE Euronext intend to file the formal notification in June 2011. It should be noted, however, that the notifying parties have only very limited influence on the duration of the pre-notification contacts with the Commission and that these contacts in many cases have lasted for several months. In consequence, the date for filing the notification might be delayed. This would inevitably cause respective delays of the formal time periods of the following procedure as outlined below.

(iii)   Phase I

Following formal notification, the Commission has 25 working days to approve the combination or start a Phase II investigation. Assuming filing of the formal notification on June 17, 2011, Phase I would expire on July 25, 2011. Phase I is extended to 35 working days if the notifying parties propose remedies in order for the combination to be cleared in Phase I. Phase I would then expire on August 8, 2011.

(iv)   Phase II

In a Phase II investigation, the Commission has a further 90 working days which would expire on December 1, 2011. Phase II would be automatically extended by 15 working days if remedies are offered by the parties 55 working days or more after the start of the Phase II proceedings. Including these additional 15 working days, the deadline for a decision of the Commission would be December 22, 2011.

The Commission could extend Phase II by up to 20 further working days if the notifying parties give their consent. Phase II would then expire at the end of January 2012 (January 30, 2012). However, the Commission can also stop the clock running at any time if information is not provided by the notifying parties within the time period required by the EU Commission. The clock only starts running again once the Commission considers that all requested information has been provided.

Shortly after the publication of the intention to launch the exchange offer, the parties have submitted a first briefing paper to the Commission. Since then, the parties are in regular contact, most of the times several times a week, with the case team of the Commission. With waiver declaration dated March 14, 2011, the parties have authorized the Commission to discuss and exchange information and documents with the DOJ. On March 23, 2011, the parties have filed a statement in which the explain more closely why the transaction lies within the scope of the FKVO. On the following day, the Commission has confirmed its competence. On April 5, 2011, the parties have organized a whole-day meeting with the Commission in the bourse of Brussels. At this meeting, the parties have presented the transaction, the affected markets and their own assessment to the Commission. Furthermore, the parties have elucidated their idea of the timing of the proceedings (filing of the draft of the Form CO in April, answering of questions and providing of all data in May, formal filing of the notification no later than mid-June). Immediately after, the case team has confirmed that it is willing to support the parties with this timing. The parties have submitted the first part of the first draft of the notification on April 15, 2011 and the second part of the first draft of the notification on April 21, 2011. The draft consisted of separate chapters (*sections 1-5, cash listing, cash trading and post-trade services, derivatives trading and clearing, IT services as well as market data and indices*). A further meeting with the case team is planned to be held in the first week of May.

As already mentioned, the formal notification is intended to be submitted in mid-June 2011. The timing of the proceedings cannot be predicted exactly. The parties assume that the proceedings with the Commission will be terminated still in 2011. However, in exhaustion of all terms and prolongations of such terms, it cannot be excluded that the proceedings will only be terminated in the first quarter of 2012.

It is again pointed out that the dates mentioned before are estimates as the exact date of the formal proceedings is dependent on the date of the notification which might be delayed as a result of time-consuming pre-notification contacts. As the EU Commission and the DOJ generally coordinate their assessment and proceedings in complex cases, it cannot be excluded that both authorities will also coordinate their proceedings also in respect of the timing.

13.1.3 CFIUS Review

The combination is subject to review under the Exon-Florio Amendment to the Defense Production Act of 1950 ("**Exon-Florio**") by the Committee on Foreign Investment in the United States ("**CFIUS**"). Under Exon-Florio, the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of (legal) persons engaged in interstate commerce in the United States if the President determines, after investigation, that such foreign persons in exercising control of such acquired (legal) persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security.

The parties are already in contact with CFIUS. The notice is intended to be filed with CFIUS in May 2011. The parties assume that the proceedings will be terminated in the second quarter of 2011. However, it cannot be excluded that the proceedings will only be terminated at a later time.

13.1.4 Waiting Periods

As of the date of signing of this exchange offer document, the applicable waiting periods under the HSR Act, EC Merger Regulation and Exon-Florio have not expired or been terminated. The parties involved believe that the combination can be effected in compliance with all applicable antitrust laws and review provisions under Exon-Florio. However, there can be no assurance that the governmental reviewing authorities will terminate or permit any applicable waiting periods to expire, or approve or clear the combination at all or without restrictions or conditions. There also can be no assurance that a challenge to the completion of the combination on antitrust grounds will not be made or that, if such a challenge were made, the parties would prevail or would not be required to accept certain conditions, possibly including certain divestitures, in order to complete the combination.

13.2 **Capital Market Regulatory Authorities**

Because of reciprocations of the following regulatory proceedings, it is expected that the supervisory authorities also coordinate the timing of their proceedings. This applies to the coordination of European supervisory authorities with each other as well as to the coordination of their proceedings with the proceedings with the SEC. Therefore, disregarding the timing requirements in respect of notifications, filings and decisions for each of the proceedings, it cannot be predicted when the respective proceedings will be terminated. Also, it cannot be excluded with certainty that certain proceedings will only be terminated at the end of 2011 or in the first quarter of 2012. However, the Bidder will take all necessary actions in order to ensure an expedite termination of each of the proceedings listed below.

13.2.1 SEC Approvals

Deutsche Börse's subsidiary International Securities Exchange, LLC and NYSE Euronext's subsidiaries New York Stock Exchange, LLC, NYSE Arca, Inc. and NYSE Amex LLC are self-regulatory organizations ("**SROs**") registered as national securities exchanges pursuant to Section 6 Exchange Act and, as such, they must comply with certain obligations under the Exchange Act. Pursuant to Section 19 under the Exchange Act and the related rules of the SEC, all changes in the rules of SROs must be submitted to the SEC for approval, and this can include certain proposed amendments to their and, in the case of International Securities Exchange, LLC and EDGA Exchange, Inc. and EDGX Exchange, Inc., their direct parent company's certificate of incorporation, bylaws or related documents or those of NYSE Euronext as well as any proposed modifications to listing rules. No proposed rule change can take effect unless approved by the SEC or otherwise permitted by Section 19.

Under Section 19 under the Exchange Act, the text of the proposed rule change, together with a concise general statement of the statutory basis, and the purpose of the change, must be submitted to the SEC, which then gives interested parties the opportunity to comment by publishing the proposal in the Federal Register. Comment letters typically are forwarded to the SRO for response. Within a period of 45 days of the publication of the proposed rule change (or a longer period of up to 90 days, if the SEC considers it appropriate), the SEC must either approve the proposal, or institute proceedings to determine whether the proposed rule change should be disapproved. Such proceedings should be concluded within 180 days of the date of the publication of the proposed rule change, although the SEC may extend the deadline by another 60 days if necessary. The SEC will approve a proposed rule change if it finds that the change is consistent with the requirements of the Exchange Act and the rules and regulations of the Exchange Act. SROs may consent to extensions of any of these periods and, as a practical matter, will generally do so while addressing any concerns raised by the SEC.

The Bidder has filed a draft of the intended rule change with the Markets and Trading department of the SEC pursuant to Rule 19b-4 of the Exchange Act on April 15, 2011, and expects to receive their comments shortly. After the realization of respective comments, the SEC will publish the draft of the intended rule change in the Federal Register for 21 days pursuant to Rule 19b-4 of the Exchange Act for public comments. The parties will review respective comments and possibly take them into account and then will submit the draft of the intended rule change with the SEC for final approval.

13.2.2 European Regulators

In connection with the combination, a number of European regulatory approvals must be solicited and a number of filings must be made in connection with the combination. To the extent any legal decision periods apply to such approval proceedings, such periods will be started only through the filing of complete documents as a rule. The assessment of whether the documents filed are complete is regularly at the discretion of the relevant authority granting the approval in this context. Against this background, it is currently impossible to predict the duration of the approval proceedings. The abovementioned approvals and notifications include, *inter alia*, the following (in alphabetical order by the German name of the country):

(i)   Belgium

    (a)   The Financial Services and Markets Authority of Belgium (*Autoriteit voor Financiële Diensten en Markten/Autorité des services et marchés* financiers — "**FSMA**") shall not have prohibited the intended change in ownership and control of Euronext Brussels S.A./N.V. as Belgian market operator *("marktonderneming/enterprise de marché")* within the thirty days period available to it pursuant to Article 19 of the Belgian Law of August 2, 2002 on the Supervision of the Financial Sector and on Financial Services ("**Belgian Law of August 2, 2002**)", or it shall have issued a corresponding declaration of non-objection in respect of such intended change of ownership and control of Euronext Brussels S.A./N.V. within this period;

        Any natural or legal person intending to acquire securities of a Belgian market operator, which would thereby, directly or indirectly, give him, her or it at least 10% of that market operator's capital or voting rights, shall give prior notification of that intention to the FSMA according to Article 19 of the Belgian Law of August 2, 2002.

        The FSMA may, within a period of thirty days after the receipt of the notification, object to the realization of the acquisition. Where the acquisition has taken place without notification to the FSMA or before the FSMA has given its opinion, FSMA may, unless the situation is legally regulated, suspend the exercise of the voting rights attaching to the securities.

        If the acquisition has taken place even though the FSMA has prohibited it, the FSMA may suspend the exercise of the voting rights attaching to the securities and/or summon the transfer of the respective securities.

        On April 13, 2011, Holdco submitted its application for a declaration on non-objection to the FSMA (with a copy to the Belgian Minister of Finance date April 14, 2011). As of the time of the publication of this offer document, the FSMA has not yet responded.

    (b)   Euronext Brussels S.A./N.V. shall have received a confirmation by the Belgian Minister of Finance regarding the preservation of its status as regulated market and as licensed market operator, or, in the absence of such confirmation, shall not have received any notification to the contrary;

        Euronext Brussels S.A./N.V. shall need to obtain confirmation of the Belgian Minister of Finance regarding preservation of its status as regulated market and licensed market operator pursuant to Articles 3, 17 and 18 of the Law of 2 August 2002 in order to continue to be able to act as regulated market and licensed market operator. The Belgian Minister of Finance, acting upon the recommendation of the FSMA, has recognised Euronext Brussels S.A./N.V. as market operator pursuant to Article 16 of the Law of August 2, 2002 and has recognised as Belgian regulated markets the market(s) which it organises pursuant to article 3 of the Law of 2 August 2002. Euronext Brussels S.A./N.V. is as a result thereof subject to certain ongoing legal requirements. The Belgian Minister of Finance may, upon advice of the FSMA, withdraw these licenses if such legal requirements are no longer satisfied on an ongoing basis. Although the Belgian Law of August 2, 2002 does not provide for a formal approval or non-objection procedure in this respect, in practice the FSMA at the request of Euronext Brussels S.A./N.V.

verifies if the business combination allows for such ongoing legal requirements to be met and its letter of confirmation is then forwarded to the Minister of Finance. Hence, FSMA shall need to confirm that the conditions for maintaining the license of Euronext Brussels SA/NV as Belgian market operator and the license as Belgian regulated market for the markets which it organizes continue to be met notwithstanding the change in control. In the absence of any action by the Minister of Finance or the FSMA to the contrary, the status of Euronext Brussels S.A./N.V. as regulated market and as licensed operator is deemed to be preserved.

The notification by Euronext Brussels S.A./N.V. to the Belgian Minister of Finance asking for a confirmation regarding the preservation of its status as regulated market and as licensed market operator is expected to be made shortly. A meeting with the Belgian Minister of Finance was held on April 27, 2011, in order to discuss the proposed combination.

(ii) College of Regulators

The committee of the members of the competent regulatory authorities (the Belgian FSMA, the French Financial Markets Authority (*Autorité des Marchés Financiers*; "**AMF**"), the Netherlands Authority for the Financial Markets (Autoriteit Financië¸ le Markten, "**AFM**"), the Portuguese Financial Supervisory Authority (Commisão do Mercado de Valores Mobiliários, "**CMVM**") and the U.K. Financial Services Authority ("**FSA**") (together the "**Euronext Regulators**") of the European jurisdictions in which NYSE Euronext operates (the "**College of Euronext-Regulators**") has issued a declaration of non-objection relating to the combination pursuant to the Memorandum of Understanding dated June 24, 2010;

According to the Memorandum of Understanding entered into on June 24, 2010 ("**MOU**") by the Euronext Regulators, the Euronext Regulators shall consult each other with respect to decisions by entities that operate or manage a regulated market, or persons with a controlling interest, which may affect the operation of these regulated markets. This includes, *inter alia*, alliances, mergers, major acquisitions, opening or closing of a regulated market, significant changes in respect of a regulated market, or any other significant decision taken either at the level of the markets or at the level of NYSE Euronext that may have a regulatory or material impact on one of the regulated markets (*e.g.* concerning the continued operation of any of the regulated markets).

Changes to ownership, corporate structure, corporate governance and other integration or restructuring steps, for example significant amendments to the organizational structure of the markets, are also covered by the MOU and require a declaration of non-objection of the Chairmen's Committee of the College of Euronext-Regulators as described in Section 5 of the MOU. No specific procedural requirements or time periods apply pursuant to the MOU or any relevant national laws.

The request for non-objection has not been filed yet. Several meetings have taken place — in the ordinary course of the meetings pursuant to the MOU — with the Steering Committee and one with the Chairmans Committee of the College of Euronext-Regulators at which the combination was explained and discussed. In the course of these meetings, the College of Euronext-Regulators has indicated that it expects to reach a final decision on the application at its meeting to be held on December 12, 2011.

(iii) Germany

The direct and indirect acquisition of various companies regulated in Germany within the context of the combination requires that the respective competent supervisory authority has not prohibited the combination within the statutory period available to it or has issued a declaration of non-objection (*Nichtbeanstandungserklärung*):

(a) Exchange supervisory authorities

For the combination it is in particular required

- that the Hessian Exchange Supervisory Authority will not prohibit the intended (indirect) acquisition of a significant participation (*bedeutende Beteiligung*) in Deutsche Börse AG,

Scoach Europa AG and Eurex Frankfurt AG within one month after receipt of a full notification of the intended acquisition or will issue a corresponding declaration of non-objection within such time period;

- that the Saxonian Exchange Supervisory Authority will not prohibit the intended acquisition of a significant indirect participation in European Energy Exchange and EEX Power Derivatives GmbH within one month after receipt of a full notification of the intended acquisition or will issue a corresponding declaration of non-objection within such time period; and

- that the Berlin Exchange Supervisory Authority will not prohibit the intended acquisition of a significant indirect participation in Tradegate Exchange GmbH within one month after receipt of a full notification of the intended acquisition or will issue a corresponding declaration of non-objection within such time period.

The intended acquisition of a significant (indirect) participation in Deutsche Börse AG, Scoach Europa AG, Eurex Frankfurt AG, European Energy Exchange AG, EEX Power Derivatives GmbH and Tradegate Exchange GmbH must not have been prohibited by the relevant competent exchange supervisory authority pursuant to Section 6 of the German Stock Exchange Act (*Börsengesetz — BörsG*). However, no explicit approval is required. The competent authorities for supervising the securities exchanges operated by Deutsche Börse group in Germany are the Hessian Exchange Supervisory Authority for FWB and Eurex Deutschland, the Saxonian Exchange Supervisory Authority fort the European Energy Exchange and the Berlin Exchange Supervisory Authority for Tradegate Exchange.

Pursuant to Section 6 para. 2 of the German Stock Exchange Act, the competent exchange supervisory authority may prohibit the intended acquisition of significant (indirect) participation within one month following receipt of a full notification of an intended acquisition if there are facts justifying the assumption that any of the reasons justifying a prohibition pursuant to Section 6 para. 2 of the German Stock Exchange Act exists (e.g. any lack of reliability of the acquirer's managing director or any impairment of the reasonable further development of the exchange's operation).

On February 15, 2011, the Bidder informed the competent exchange supervisory authorities of the intention to acquire significant (indirect) participations in Deutsche Börse AG, Scoach Europa AG, Eurex Frankfurt AG, European Energy Exchange AG, EEX Power Derivatives GmbH and Tradegate Exchange GmbH. The relevant documents required for a full notification are currently being compiled in coordination with the relevant exchange supervisory authorities. In connection therewith, on March 4 and on March 22, 2011, respectively, discussions have taken place with the Hessian Exchange Supervisory Authority. Also, questions of the Hessian Exchange Supervisory Authority with regard to certain aspects of the combination are currently being answered. Since the one-month period indicated in Section 6 of the German Stock Exchange Act starts only if the relevant competent exchange supervisory authority has received a notification that is deemed to be complete by such authority, it may currently not be predicted if the period available to the competent exchange supervisory authority for any issuance of a prohibition will expire before the expiration of the offer period or if the competent exchange supervisory authorities will issue corresponding declarations of non-objection.

(b) BaFin

In addition, the intended acquisition of significant (indirect) participation in Clearstream Banking AG, Eurex Bonds GmbH, Eurex Clearing AG, Eurex Repo GmbH, and European Commodity Clearing AG must not have been prohibited by BaFin pursuant to Section 2c of the German Banking Act (*Kreditwesengesetz — KWG*). However, no explicit approval is required. Pursuant to Section 2c para. 1a of the German Banking Act, BaFin may prohibit an intended

acquisition of a significant participation in the abovementioned companies within 60 working days after receipt of a full notification of such acquisition, if any of the reasons justifying a prohibition mentioned in Section 2c para. 1b of the German Banking Act exists (e.g. any lack of reliability of the acquirer's managing director).

The notification to the German Central Bank (*Deutsche Bundesbank*) that is also required pursuant to Section 2c of the German Banking Act implies no additional approval requirement. Instead, the notification to the German Central Bank rather serves the purpose to ensure that the latter is offered the opportunity to provide its comments in examination proceedings conducted by BaFin pursuant to Section 2c of the German Banking Act.

On February 15 and 17, 2011, the Bidder informed BaFin and the German Central Bank of its intention to acquire a significant (indirect) participation in Clearstream Banking AG, Eurex Bonds GmbH, Eurex Clearing AG, Eurex Repo GmbH, as well as European Commodity Clearing AG. The documents required for a full notification are currently being compiled in coordination with BaFin and the German Central Bank. In connection therewith, since February 15, 2011, several telephone conferences have been held with BaFin and the German Central Bank with regard to certain aspects of the documents that will have to be filed.

Since the period of 60 working days pursuant to Section 2c of the German Banking Act starts only if BaFin has received a notification that is deemed to be complete by BaFin, it may currently not be predicted if the period available to BaFin for any prohibition will expire prior to the expiration of the offer period or if BaFin will issue a corresponding declaration of non-objection.

(iv) France

(a) Approval by the French Banking Regulatory Authority (*Autorité de Contrôle Prudentiel*, "**ACP**") of the change of ownership and control of Euronext Paris S.A. in its capacity as credit institution;

Pursuant to the French Regulation 96-16 of the *Comité de la Réglementation Bancaire et Financière* ("**CRBF**") approval is necessary for the change of ownership and control of Euronext Paris S.A. in its capacity as credit institution.

The notice of the change of ownership and control of Euronext Paris S.A. has to be submitted 90 days before the closing date. The ACP has 60 business days at most as of the written acknowledgement of receipt of the notice of the change of ownership and control of Euronext Paris S.A. within which to evaluate the transaction.

As of the date hereof, several preparatory meetings have been held with ACP in order to discuss the intended combination. Holdco and Euronext Paris S.A. will shortly submit their application for the requisite approval to ACP.

(b) Approval by the French Minister of the Economy, upon advice of the French Financial Markets Authority AMF of the acquisition of indirect control of Euronext Paris S.A. and Bluenext S.A. in their capacity as market operators;

According to Article L.421-9-11 of the French Monetary and Financial Code (*Code Monétaire et Financier*), approval by the French Minister of the Economy, upon advice by the AMF, is required for a change of control of Euronext Paris S.A. and Bluenext S.A. in their capacity as market operators.

The French Minister of the Economy will verify the absence of reasons to fear that the contemplated change of control could compromise the management of the regulated financial market.

If the AMF estimates that the foreseen change of control may affect the conditions based on which the financial market was recognized as a regulated market, it shall determine the measures to be taken and in particular whether or not to propose to the French Minister of the Economy the withdrawal of the regulated market status.

In the absence of any specific timing requirements, the French Minister of the Economy's approval should be obtained within the same timeframe as applies for the approval to be obtained from the ACP.

Several meetings have already been held with representatives of the AMF and the French Minister of the Economy to discuss the proposed combination. On April 13, 2011, the Bidder submitted an application for an approval by the Minister of the Economy to the AMF, complemented by a letter to the Minister of the Economy on April 20, 2011. The AMF will analyse the combination proposal and advise the French Minister of the Economy. The AMF and the French Minister of the Economy will examine whether the contemplated change of control will not compromise the management of the regulated financial market organized by Euronext Paris S.A. and Bluenext S.A.

(v)   Luxembourg

In connection with the combination, the acquisition of a substantial (indirect) interest in Clearstream Banking S.A., Clearstream International S.A. and Clearstream Services S.A. must not have been prohibited by the Luxembourg Supervisory Authority for the Financial Sector (*Commission de Surveillance du Secteur Financier*, "**CSSF**") within the statutory period available to it, or the CSSF must have issued a corresponding declaration of non-objection within such period. In addition, the acquisition of a substantial (indirect) interest in Risk Transfer Re S.A. must not have been prohibited by the Luxembourg Supervisory Authority for the Insurance Sector (*Commissariat aux Assurance*, "**CAA**") within the statutory period available to it, or the CAA must have issued a corresponding declaration of non-objection within such period.

(a)   CSSF

Pursuant to Section 6 of to the Luxembourg Financial Sector Act (*Loi du 5 avril 1993 relative au secteur financier (telle que modifiée)*), the intended acquisition of a substantial (indirect) interest in Clearstream S.A. must not have been prohibited by CSSF. Upon receipt of the full notification of the intended acquisition, CSSF shall appraise the suitability of the acquirer (here: the Bidder) and the financial soundness of the proposed acquisition against criteria provided by law. The normal 60-business day maximum assessment period may be extended up to 92 business days in certain circumstances. CSSF may refuse the proposed acquisition only if any of the reasons justifying a prohibition provided for by law, such as any unreliability of the acquirer's managing directors, exists.

In addition, the acquisition of a substantial interest in Clearstream International S.A. and Clearstream Services S.A. must not have been prohibited by CSSF either. In such case, CSSF may refuse the proposed acquisition pursuant to Section 18 of the Luxembourg Financial Sector Act within three months after receipt of the notification if any of the legal reasons justifying a prohibition exists.

On February 15, 2011, the Bidder transmitted to CSSF a preliminary notification of the intended acquisition of a substantial (indirect) interest in Clearstream Banking S.A., Clearstream International S.A. and Clearstream Services S.A. The relevant documents to be submitted for a full notification are currently being compiled in coordination with the CSSF. In connection therewith, since February 15, 2011, several telephone conferences have been held with CSSF with respect to certain aspects of the documents to be submitted. Since the assessment period will not start before all required documents have been filed and it is up to

CSSF to decide when such notification will be deemed to be complete, it is currently not possible to predict if the assessment period will expire prior to the end of the offer period or if CSSF will issue a corresponding declaration of non-objection within such period.

(b) CAA

According to Section 94-1 of the Luxembourg Insurance Act (*Loi modifiée du 6 décembre 1991 sur le secteur des assurances*), the intended acquisition of a substantial (indirect) interest in Risk Transfer Re S.A. must not have been prohibited by CAA. Upon receipt of the full notification, CAA shall appraise the suitability of the acquirer (here: the Bidder) and the financial soundness of the proposed acquisition against criteria provided by law. The normal 60-business day maximum assessment period may be extended up to 92 business days in certain circumstances. CAA may refuse the proposed acquisition only if any of the reasons justifying a prohibition provided for by law, such as any unreliability of the acquirer's managing directors, exists.

On February 15, 2011, the Bidder transmitted to CAA a preliminary notification of the intended acquisition of a substantial (indirect) interest in Risk Transfer Re S.A. The relevant documents to be submitted for a full notification are currently being compiled in coordination with the CAA. Since the assessment period will not start before all required documents have been filed and it is up to CAA to decide when such notification will be deemed to be complete, it is currently not possible to predict if the assessment period will expire prior to the end of the offer period or if CAA will issue a corresponding declaration of non-objection within such period.

(vi) The Netherlands

(a) Declaration of non-objection from the Dutch Minister of Finance (with the advice from the AFM) to Holdco allowing Holdco to indirectly acquire the shares in Euronext Amsterdam N.V. as well as NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V.;

According to Section 5:32d of the Dutch Financial Supervision Act (*Wet op het* financieel *toezicht*) no party may, except after first obtaining a declaration of non-objection from the Dutch Minister of Finance, own, acquire or increase a qualifying holding or exercise any control attached to a qualifying participation in an entity that operates or manages a regulated market licensed pursuant to the Dutch Financial Supervision Act. For purposes of this provision, a qualifying participation shall mean a direct or indirect participation which represents 10 % or more of the capital or of the voting rights or which makes it possible to exercise a similar influence over the management of the relevant company.

The intended indirect acquisition by Holdco of the shares in Euronext Amsterdam N.V. and NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. requires such a declaration of non-objection from the Dutch Minister of Finance. Obtaining a declaration of non-objection could take up to 13 weeks (from the time the application is deemed complete). Section 5:32d of the Dutch Financial Supervision Act contains the grounds for refusal of such a declaration of non-objection.

In addition, the Policy of the Minister of Finance with respect to applications and issuance of declarations of non-objection for qualifying participations in an entity that operates or manages a regulated market (*Beleidslijn verklaringen van geen bezwaar gereglementeerde* markten) elaborates upon the procedure for obtaining such a declaration of non-objection and also contains certain elements that could be considered during an application process. The Policy referred to in the preceeding sentence contains a separate paragraph "Euronext" which provides that the joint policy of the College of Euronext Regulators with respect to the shareholder structure included in the Memorandum of Understanding dated June 24, 2010 shall be developed and adhered to.

On April 13, 2011, the Bidder submitted its application for the requisite declaration of non-objection to the Dutch Minister of Finance, with a copy to the AFM. Prior to that, two meetings have been held with the representatives of the Ministry of Finance and the AFM in order to discuss the proposed combination. As of the date hereof, the Minister of Finance has given a preliminary response requesting additional information for the purpose of reviewing the application.

(b) Notification of the Combination and confirmation, reissuance, renewal or amendment of the existing declarations of non-objection issued to NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. by the Dutch Minister of Finance (with advice from the AFM) or by the AFM on behalf of the Dutch Minister of Finance, as applicable, if so required by the Minister or the AFM, in each case allowing the relevant entity to acquire or hold, indirectly or directly, as the case may be, the shares in Euronext Amsterdam N.V.;

Under the existing declarations of non-objection issued to NYSE Euronext and NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. pursuant to Sections 5:32d or 3:95(1)(c) of the Dutch Financial Supervision Act, in each case allowing the relevant entity to, directly or indirectly, acquire or hold the shares of Euronext Amsterdam N.V., the proposed combination shall be notified to the Dutch Minister of Finance and the AFM and the Dutch Minister of Finance and the AFM have to confirm, reissue, renew or amend such declarations of non-objection, if so required by the Minister or the AFM. No specific waiting periods apply.

In the absence of any action by the Minister of Finance or the AFM to the contrary following notification, the existing declarations of non-objection shall remain in force.

The respective notification is intended to be made before long. As of the date hereof, two meetings have been held with representatives of the Ministry of Finance and the AFM in order to discuss the proposed combination.

(c) Notification to and review and approval by the Dutch Minister of Finance and the AFM of the proposed combination and confirmation, renewal, reissuance or amendment of the existing exchange license granted to Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. pursuant to Sections 5:26 and 2:96 of the Dutch Financial Supervision Act, if so required by the Minister of Finance or the AFM;

The AFM will have to decide within six weeks, but this is a non-fatal term and can be extended.

In the absence of any action by the Minister of Finance or the AFM to the contrary following notification, the existing exchange license shall remain in force.

The respective notification will be made before long. As of the date hereof, two meetings have been held with representatives of the Ministry of Finance and the AFM in order to discuss the proposed combination.

(d) Declaration of non-objection from the Dutch Central Bank (*De Nederlandsche Bank*, "**DNB**") for Holdco allowing Holdco to indirectly acquire the shares in Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. or notification by the DNB that such declaration of non-objection is not required.

According to Section 3:95(1)(c) of the Dutch Financial Supervision Act no party may, except after first obtaining a declaration of non-objection from DNB, own, acquire or increase a qualifying holding or exercise any control attached to a qualifying holding in an investment firm (beleggingsonderneming). As a matter of Dutch law, a regulated market operating a multilateral trading facility ("**MTF**") qualifies and is regulated as an investment firm. For the

purposes of Section 3:95(1)(c) of the Dutch Financial Supervision Act, a qualifying holding shall mean a direct or indirect participation which represents 10% or more of the capital or of the voting rights or which makes it possible to exercise a similar influence over the management of the relevant company.

Euronext Amsterdam operates two MTFs, and Euronext Amsterdam N.V. as well as NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. are licensed to operate an MTF. The intended indirect acquisition by Holdco of the shares in Euronext Amsterdam N.V. and NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. requires a declaration of non-objection from DNB. Obtaining a declaration of non-objection could take up to 13 weeks (from the time the application is deemed complete). Section 3:100 of the Dutch Financial Supervision Act contains the grounds for refusal of such a declaration of non-objection.

The application for a declaration of non-objection is expected to be submitted shortly. Prior to the date hereof, a meeting has been held with representatives of the DNB to discuss the proposed Combination.

(vii) Portugal

(a) Explicit approval by the Portuguese Minister of Finance of the change of ownership and control of Euronext Lisbon — Sociedade Gestora de Mercados Regulamentados, S.A. ("**Euronext Lisbon**") upon favourable opinion by the CMVM;

Pursuant to Decree-law n°375-C/2007 of October 31, 2007, every acquisition of more than 50% of the voting rights of Euronext Lisbon must be authorized by the Portuguese Minister of Finance, upon receiving an opinion from the CMVM. The authorization must be provided prior to the consummation of the change of ownership and control.

The Portuguese Minister of Finance shall render a decision within the two months following receipt of the request for authorization and the CMVM shall provide an opinion within one month following receipt of the request. However, if the Portuguese Minister of Finance or the CMVM request additional information said deadline periods shall commence on the day the required information is received.

Explicit approval is required and therefore, failure to obtain the requisite approval within the statutory waiting period shall constitute a refusal of the Portuguese Minister of Finance to approve the change of ownership and control of Euronext Lisbon.

On April 4 and 6, 2011, meetings were held with the CMVM in order to discuss the combination. On April 13, 2011, Holdco filed a letter of notice with the Portuguese Minister of Finance. Subsequently, Holdco has not received any letter requesting information. The timing of the further process is yet unknown.

(b) The CMVM shall be notified of the of change of ownership and control in Euronext Lisbon and has either not prohibited such change of control within the time period available to it or has issued a declaration of non-objection to such change of control, each pursuant to Decree-law n°357-C/2007 of October 31, 2007;

Pursuant to Decree-law n° 357-C/2007 of October 31, 2007 (as amended by Decree-law n° 52/2010 of May 26, 2010, entities wishing to acquire a relevant shareholding (*i.e.*, a direct or indirect shareholding of more than 10% or otherwise implying the chance to exercise a significant influence in the relevant company's management) in Euronext Lisbon shall previously notify the intended acquisition to the CMVM and the CMVM shall have declared that it does not oppose to such shareholding. The relevant notifications need to be provided

prior to the consummation of the change of ownership and control. The CMVM shall issue its decision within 30 business days (which period may be extended in the event that any additional information is requested).

However, if the CMVM has not prohibited the change of ownership and control within the statutory appraisal period, this shall be deemed a non-objection by the CMVM to the change of ownership and control of Euronext Lisbon and no explicit approval shall be required. On April 4 and 6, 2011, meetings were held with the CMVM in order to discuss the combination. On April 13, 2011, Holdco filed a letter of notice with the CMVM. Subsequently, Holdco has not received any letter requesting information. The timing of the further process is yet unknown.

(c) The CMVM shall be notified of the change of ownership and control in Interbolsa — Sociedade Gestora de Sistemas de Liquidacão e de Sistemas Centralizados de Valores Mobiliários S.A. ("**Interbolsa**") and has either not prohibited such change of control within the time period available to it or has issued a declaration of non-objection to such change of control, each pursuant to Decree-law n°357-C/2007 of October 31, 2007;

Pursuant to Decree-law n° 357-C/2007 of October 31, 2007 (as amended by Decree-law n° 52/2010 of May 26, 2010, entities wishing to acquire a relevant shareholding (*i.e.*, a direct or indirect shareholding of more than 10% or otherwise implying the chance to exercise a significant influence in the relevant company's management) in Interbolsa shall previously notify the intended acquisition to the CMVM and the CMVM shall have declared that it does not oppose to such shareholding. The relevant notifications need to be provided prior to the consummation of the change of ownership and control. The CMVM shall issue its decision within 30 business days (which period may be extended in the event that any additional information is requested).

However, if the CMVM has not prohibited the change of ownership and control within the statutory appraisal period, this shall be deemed a non-objection by the CMVM to the change of ownership and control of Interbolsa and no explicit approval shall be required.

On April 4 and 6, 2011, meetings were held with the CMVM in order to discuss the combination. On April 13, 2011, Holdco filed a letter of notice with the CMVM. Subsequently, Holdco has not received any letter requesting information. The timing of the further process is yet unknown.

(viii) Spain

In connection with the combination, no regulatory approval proceedings are required in Spain. The change of control at Infobolsa S.A., Link-Up Capital Markets S.L. and Open Finance S.L. will only require a notification to the General Directorate of Commercial Policy and Foreign Investment. Such notification must be effected following completion of the exchange offer.

(ix) Switzerland

In connection with the combination, no regulatory approval proceedings are required in Switzerland. The change of control at Eurex Zürich AG and Scoach Schweiz AG will only require a notification to the Swiss Financial Market Supervisory Authority ("**FINMA**"). Such notification must be effected following completion of the exchange offer.

(x) United Kingdom

(a) Approval by the FSA in respect of the change of ownership and control of LIFFE Administration and Management (a private unlimited company);

Pursuant to Chapter 1A of Part XVIII of the Financial Services and Markets Act 2000, notification must be made to the FSA by any person intending to acquire control over LIFFE Administration and Management (the exchange itself is also under a duty to notify pursuant to Sections REC 2.4.1 and 2.4.4 of the Recognised Investment Exchange and Recognised Clearing House Sourcebook ("**REC**") of the FSA Handbook). The FSA must decide within three months from the receipt of the application whether to approve or object to the change of control.

On April 13, 2011, Holdco has filed a respective notification with the FSA. The Exchange itself notified the FSA of Holdco's proposed acquisition on April 14, 2011. The FSA has not yet responded to the application.

(b) Approval by the FSA in respect of the change of ownership and control of LIFFE Services Limited, Secfinex Limited, Smartpool Trading Limited and Fix City Limited;

Pursuant to Part XII of the Financial Services and Markets Act 2000 and Section SUP 11.3.4 R of the Regulatory Processes — Supervision Manual ("**SUP**") of the FSA Handbook, any intended change of control in respect of LIFFE Services Limited, Secfinex Limited, Smartpool Trading Limited and Fix City Limited must be filed with the FSA. The firms themselves are also under a duty to notify pursuant to SUP 11.4.7 R. to the FSA.   has 60 days to approve or object to the change of control.

On April 15, 2011, the Bidder has filed the respective notification with the FSA. The firms themselves jointly notified the FSA on April 14, 2011. The FSA has not yet responded to the application.

13.2.3 Other Countries

In addition, it is expected that a number of regulatory approvals in other countries will be solicited and a number of regulatory notifications will be made in connection with the combination. To the extent any legal decision periods apply to such approval proceedings, such periods will be started only through the filing of complete documents as a rule. The assessment of whether the documents filed are complete is regularly at the discretion of the relevant authority granting the approval in this context. Against this background, it is currently impossible to predict the duration of the approval proceedings. The abovementioned approvals and notifications include, inter alia, the following:

(i) India

In connection with the combination, no regulatory approval proceedings are required in India. The change of control at Bombay Stock Exchange will only require a notification to the Foreign Investment Promotion Board ("**FIPB**"). Such notification must be effected following completion of the exchange offer.

(ii) Singapore

In connection with the combination, no regulatory approval proceedings are required in Singapore. The change of control at Clearstream Banking S.A. and Eurex Frankfurt AG will only require a notification to the Monetary Authority. Such notification must be effected following completion of the exchange offer.

13.3   Registration Statement

13.3.1 Status of Proceedings

The Registration Statement is necessary with regard to the shares to be issued in the exchange offer and the merger. It is requisite, inter alia, for the issuance of shares in the exchange offer and the merger, that the Registration Statement has been declared effective by the SEC.

A draft of the Registration Statement was confidentially filed with the SEC on March 15, 2011 on Form F-4 and a revised version of the Registration Statement was publicly filed with the SEC of April 7, 2011. On April 8, 2011, the Bidder has received first comments from the SEC. On April 25, 2011, the Bidder has submitted a revised version to the SEC. The Bidder expects that SEC will have further comments. As soon as the SEC is convinced that the Bidder has taken account of all its comments, it will declare the Registration Statement effective.

The Bidder currently expects that the proceedings will be terminated in May 2011. The exchange offer may begin prior to the termination of this proceedings as a so-called "Early Commencement" (see section 13.3.3).

13.3.2 Stop order

If, according to the opinion of the SEC, the registration statement which has been declared effective, contains untrue information or omits to state essential information, the SEC may, upon respective hearing of the Bidder, issue a so-called stop order in respect of the registration statement pursuant to Section 8(d) of the Securities Act which would inhibit the validity of the registration statement. In this case, the Bidder would not be authorized to issue the shares to be issued in the exchange offer and the merger. However, if the Bidder revises the registration statement according to the requirements of the stop order, the SEC will override the stop order if it takes the view that the reasons for the issuance of the stop order do not exist anymore. In practice, stop orders are relatively rare as the SEC expresses potential objections against the registration statement within its review process and therefore, the Bidder can take these into account beforehand.

13.3.3 Early Commencement

In the United States, the exchange offer may continue before the registration statement has been declared valid in a so-called "early commencement".

In this case, it is generally sufficient pursuant to Rule 14(d)-4(b) of the U.S. Securities Act of 1933 if the Registration Statement has been declared effective prior to the consummation of the exchange offer. However, in the case at hand, the registration statement must have been declared effective at the latest 30 days prior to the extraordinary shareholder meeting of NYSE Euronext which decides about the merger as a result of interfering regulations within the law of the United States. Currently, this extraordinary shareholder meeting is intended to take place on July 7, 2011. In each case, it will take place prior to the expiration of the acceptance period. In the case of an extension of the acceptance period pursuant to statutory law (see section 5.3), the date may also be at a later time.

According to Rule 162(a) of the Securities Act, the shareholders must be granted withdrawal rights until the end of the acceptance period in the case of an early commencement. Furthermore, pursuant to Rule 14-4(d) of the Securities Act, it is necessary that (i) if a material change occurs in the information given to the shareholders, this changed is noticed to the shareholders, and (ii) at least five business days lie between this notice and the end of the acceptance period or the day on which existing withdrawal rights cease to exist. In case that the material change occurs in respect of price-relevant information, the extent of the consideration, costs related to the acceptance of the exchange offer or if an amendment to the prospectus as part of an amendment of the F-4 is sent to the shareholders, this time period will be extended to ten business days. If the former prospectus has been materially deficient, the requisite time period between the notice to the shareholders and the end of the acceptance period or the day on which existing withdrawal rights cease to exist is 20 business days.

The Bidder intends to file the English translation of this exchange offer document with the SEC by May 4, 2011 at the latest.

13.4 IRS Ruling

The consummation of the exchange offer is also subject to NYSE Euronext receiving one or more so-called private letter rulings of the U.S. Internal Revenue Service ("**IRS**") to the effect that the exchange of NYSE

Euronext shares for Holdco shares in the course of the merger by U.S. persons will be treated tax-neutral pursuant to U.S. income tax law. As approximately 40% of the Deutsche Börse shares are held by U.S. shareholders, it is furthermore a condition to the consummation of the exchange offer that Deutsche Börse has received a private letter ruling of the IRS to the effect that the exchange of Deutsche Börse shares for Holdco shares within the exchange offer will be treated tax-neutral pursuant to U.S. income tax law.

A private letter ruling is a written declaration provided by an IRS Associate Chief Counsel as competent division in the U.S. tax authority as answer to the written request of a tax payer, e.g. regarding the tax consequences of his behaviour or of business transactions he has made.

The first step of the proceedings of a private letter ruling is that the tax payer prepares a memorandum with respect to the technical aspects that are affected by the transaction and the private letter ruling that the tax payer intends to apply for. This is followed by a meeting with representatives of the IRS in order to discuss these aspects as well as the question whether the issuance of a private letter ruling is possible in the respective case. NYSE Euronext and Deutsche Börse have filed such a memorandum with the IRS on February 19, 2011. First discussions with the IRS were held in the week of February 21, 2011. If the IRS is willing to issue the requested private letter ruling, the tax payer has to file a formal written application. In the case at hand, a respective application was filed on April 12, 2011.

As soon as an application is received by the IRS, the IRS will contact the tax payer and his representatives, respectively, within 21 calendar days. However, this contact is generally limited to questions of the procedure. If the IRS deems the application not complete regarding the requisite information, it will inform the tax payer that the application will be rejected if the IRS will not receive the requested information within 21 calendar days from the request or a prolongation of the time period.

At the end of the proceedings, the IRS may, for purposes of expediting the procedure, request that the tax payer files a draft of the private letter ruling. Typically, such a draft is subject to a further coordination between the IRS and the tax payer before the private letter ruling is finally issued. In the light of this, in the case at hand, it is difficult to predict the exact time period that is required in order to receive a private letter ruling.

13.5   Permission to publish this exchange offer document

On May 2, 2011, BaFin permitted the publication of this exchange offer document by the Bidder[1].

14   Prerequisites for completion of the exchange offer

14.1   Completion conditions

This exchange offer and the agreements which come into existence as a result of accepting the exchange offer will only be completed if the following conditions (the "**completion conditions**") are satisfied, see also section 13.3):

(a)   Minimum Condition

The sum of the total number of Deutsche Börse shares in relation to which the exchange offer has been accepted and withdrawal has not been validly declared and the total number of Deutsche Börse shares that the Bidder already holds or has acquired, equals at least 75% of the sum of Deutsche Börse shares issued as of the end of the offer acceptance period and the number of total future Deutsche Börse option shares.

(b)   Competition Approvals

(i)   On or prior to March 31, 2012, the EU Commission has, or is deemed to have, cleared the combination pursuant to the EC Merger Regulation.

(ii)   On or prior to March 31, 2012, any waiting period including any extension thereof, applicable to the combination pursuant to the HSR Act shall have expired or been terminated with the consequence that the combination may be consummated.

---

[1] The review and permission of BaFin relates exclusively to the German language offer document as published by Holdco on May 4, 2011 (see disclaimer on the cover page).

(c) Effectiveness of the registration statement

The registration statement regarding the Holdco shares to be issued to the Bidder in the context of the exchange offer and the merger

(i) shall have been declared effective by the SEC prior to the end of the offer acceptance period and

(ii) at the time of the expiration of the acceptance period shall not be subject of any stop order by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order.

(d) NYSE Euronext requisite vote

Prior to the end of the offer acceptance period, the NYSE Euronext requisite vote shall have been obtained.

(e) Governmental and Judicial Proceedings

At the time of the expiration of the acceptance period, neither any governmental entity nor legislative body nor court in

(i) the United States,

(ii) Germany,

(iii) the Netherlands,

(iv) France,

(v) the United Kingdom,

(vi) Portugal,

(vii) Belgium,

(viii) Switzerland or

(ix) Luxembourg,

shall have enacted any legislation, regulation, administrative act or injunction which is in force at the aforementioned time and would prohibit or make illegal the combination or the acquisition or ownership of the Deutsche Börse shares or of the NYSE Euronext shares by the Bidder.

(f) Other Approvals

On or prior to March 31, 2012, the following approvals have been obtained:

(i) The SEC shall have approved the application under Rule 19b-4 of the Exchange Act submitted by NYSE Euronext and/or its subsidiaries and by Deutsche Börse and/or its subsidiaries with respect to the combination;

(ii) the Dutch Minister of Finance shall have (upon recommendation of the AFM) issued a declaration of non-objection to the Bidder in connection with the combination pursuant to Section 5:32d of the Dutch Financial Supervision Act allowing Holdco to indirectly acquire the shares in Euronext Amsterdam N.V. as well as NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V;

(iii) the Dutch Minister of Finance (with advice from the AFM) or the AFM on behalf of the Dutch Minister of Finance, as applicable, shall have confirmed, reissued, renewed oramended, if so required by the Minister of Finance or the AFM, the existing declaration of non-objection issued to NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. pursuant to Section 5:32d of the Dutch Financial Supervision Act, in each case allowing the relevant entity to acquire or hold,

indirectly or directly, as the case may be, the shares of Euronext Amsterdam N.V., or the Dutch Minister of Finance and the AFM shall not have indicated that any such confirmation, reissuance, renewal or amendment is required;

(iv)   the Dutch Minister of Finance and the AFM shall have reviewed and approved the combination, and confirmed, reissued, renewed or amended, if so required by the Dutch Minister of Finance or the AFM, the existing exchange license granted to Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. pursuant to Sections 5:26 and 2:96 of the Dutch Financial Supervision Act, or the Dutch Minister of Finance and the AFM shall not have indicated that any such confirmation, reissuance, renewal or amendment is required;

(v)   the DNB shall have issued a declaration of non-objection to Holdco pursuant to Section 3:95(1)(c) of the Dutch Financial Supervision Act allowing Holdco to indirectly acquire the shares in Euronext Amsterdam N.V. as well as NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. in their capacity as licensed operators of multilateral trading facilities, or the DNB shall have indicated that such declaration of non-objection is not required;

(vi)   the College of Euronext Regulators shall have issued a declaration of non-objection to the combination facilities, pursuant to the memorandum of understanding as of June 24, 2010;

(vii)   the Hessian Exchange Supervisory Authority did not prohibit the intended indirect acquisition of a significant participation in Deutsche Börse, Scoach Europa AG and Eurex Frankfurt AG within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act, *(Börsengesetz)* or it issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(viii)   the Saxonian Exchange Supervisory Authority did not prohibit the intended indirect acquisition of a significant participation in European Energy Exchange AG and EEX Power Derivatives GmbH within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act, or it issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(ix)   the Berlin Exchange Supervisory Authority did not prohibit the intended indirect acquisition of a significant participation in Tradegate Exchange GmbH within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act, or it issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(x)   the BaFin did not prohibit the intended indirect acquisition of a significant participation in European Commodity Clearing AG, Eurex Clearing AG, Eurex Repo GmbH, Eurex Bonds GmbH and Clearstream Banking AG within the period available to it pursuant to Section 2c of the German Banking Act, or it issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(xi)   the ACP shall have granted the approval required pursuant to French Regulation 96-16 of the CRBF relating to the change of ownership and control of Euronext Paris S.A. in its capacity as credit institution;

(xii)   the French Minister of the Economy shall have granted, upon advice of the AMF, the approval required pursuant to Article L. 421-9 II of the French Monetary and Financial Code relating to the change of ownership and control of Euronext Paris SA and BlueNext SA in their capacity as regulated market operators;

(xiii)   the FSA shall have granted its approval in respect of the change of ownership and control of LIFFE Administration and Management pursuant to Chapter 1A of Part XVIII of the Financial Services and Markets Act 2000;

(xiv)   the FSA shall have granted its approval in respect of the change of ownership and control of LIFFE Services Limited, Secfinex Limited, Smartpool Trading Limited and Fix City Limited pursuant to Part XII of the Financial Services and Markets Act 2000 and Section SUP 11.3.4 R of the Regulatory Processes — Supervision Manual of the FSA Handbook;

(xv)   the FSMA shall not have prohibited the intended change of ownership and control of Euronext Brussels S.A./N.V. within the thirty days period available to it pursuant to Article 19 of the Belgian Law of August 2, 2002, or it shall have issued a corresponding declaration of non-objection in respect of such intended change of ownership and control of Euronext Brussels SA/NV within this period;

(xvi)   Euronext Brussels S.A./N.V. shall have received a confirmation by the Belgian Ministry of Finance regarding the preservation of its status as regulated market and as licensed market pursuant to Articles 3, 17 and 18 of the Belgian Law of August 2, 2002, or in the absence of such confirmation, Euronext Brussels S.A./N.V. shall not have received any notification by the Belgian Ministry of Finance to the contrary;

(xvii)   the Portuguese Minister of Finance shall have explicitly approved of the change of ownership and control of Euronext Lisbon S.A. upon a positive legal opinion of the CMVM pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xviii)   the CMVM shall be notified of the change of ownership and control of Euronext Lisbon and has either not prohibited such change of control within the period available to it or has issued a declaration of non-objection to such change of control each pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xix)   The CMVM shall be notified of the change of ownership and control of Interbolsa and has either not prohibited such change of control within the period available to it or has issued a declaration of non-objection to such change of control each pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xx)   CFIUS shall have granted written notice that the review of the combination under Section 721 of the U.S. Defense Protection Act of 1950 has been concluded and CFIUS shall have determined that there are no unresolved national security concerns sufficient to warrant a recommendation that the U.S. President block the exchange offer and/or the merger under such Section 721 of the U.S. Defense Protection Act of 1950 and advised that action under such Section 721 has been concluded with respect to the combination.

(xxi)   the CSSF did not prohibit the intended indirect acquisition of Clearstream Banking S.A., Clearstream International S.A. and Clearstream Services S.A. within the statutory period available to it pursuant to Articles 6 (5), 6 (16), 18 (5) and 18 (17) of the Luxembourg Financial Sector Act of April 5, 1993, or it issued corresponding declarations of non-objection with regard to the acquisition within this period;

(xxii)   the CAA did not prohibit the intended indirect acquisition of Risk Transfer Re S.A. within the statutory period available to it pursuant to Articles 94 1 (4) and 94 1 (15) of the Luxembourg Insurance Act of December 6, 1991, or it issued a corresponding declaration of non-objection with regard to the acquisition within this period.

(g)   No Material Adverse Market Change

During the time between the publication of the exchange offer document and the end of the offer acceptance period, there shall not have occurred a suspension of the currency trading or debt markets in

(i)   Frankfurt am Main, Federal Republic of Germany, and London, Great Britain, or

(ii)   the City of New York, New York, USA

for more than three consecutive trading days.

(h)   No offer material adverse effect relating to NYSE Euronext

During the time between the publication of the exchange offer document and the end of the offer acceptance period, there shall not have occurred an offer material adverse effect relating to NYSE Euronext ("**the offer material adverse effect in relation to NYSE Euronext**").

An offer material adverse effect relating to NYSE Euronext is the occurrence of a circumstance or circumstances relating to NYSE Euronext, that, according to the assessment of an independent expert, has or have resulted in, or would reasonably be expected to result in, individually or in the aggregate, a decrease in the consolidated net revenues of NYSE Euronext of at least US$ 300,000,000 in the 2011 financial year and/or 2012 financial year of NYSE Euronext, to the extent the decrease is recurrent. Consolidated net revenues of NYSE Euronext are the total revenues less transaction-based expenses pursuant to the consolidated financial statement 2010.

An offer material adverse effect relating to NYSE Euronext will only be deemed to have occurred if, on or before the day before the publication of the results of the exchange offer pursuant to Section 23 para. 1 sentence 1 no. 2 German Takeover Act, an independent expert from Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft (the "**independent expert**"), using the due and careful consideration of a diligent professional, has delivered an opinion that an offer material adverse effect has occurred. Upon request of the Bidder the independent expert will undertake an evaluation of whether an offer material adverse effect relating to NYSE Euronext has occurred . The independent expert shall further carry out his evaluation without undue delay. The opinion of the independent expert is binding on and non-appealable by the Bidder and Deutsche Börse shareholders and will be published by the Bidder without undue delay in the electronic Federal Gazette (*elektronischer Bundesanzeiger*), the *Frankfurter Allgemeine Zeitung* and *The Wall Street Journal* (US edition) with reference to the exchange offer.

(i)   No offer material adverse effect relating to Deutsche Börse

During the time between the publication of the exchange offer document and the end of the offer acceptance period, there shall not have occurred an offer material adverse effect relating to Deutsche Börse ("**the offer material adverse effect relating to Deutsche Börse**").

An offer material adverse effect relating to Deutsche Börse is the occurrence of a circumstance or circumstances relating to Deutsche Börse, that, according to the assessment of the independent expert, has or have resulted in, or would reasonably be expected to result in, individually or in the aggregate, a decrease in the consolidated net revenues of Deutsche Börse, of at least US$ 300,000,000 in the 2011 financial year and/or 2012 financial year of Deutsche Börse, to the extent the decrease is recurrent. Consolidated net revenues of Deutsche Börse are the total revenues less volume-related costs pursuant to the consolidated financial statement 2010.

An offer material adverse relating to Deutsche Börse effect will only be deemed to have occurred if, on or before the day before the publication of the results of the exchange offer pursuant to Section 23 para. 1 sentence 1 no. 2 German Takeover Act, the independent expert, using the due and careful consideration of a diligent professional, has delivered an opinion that an offer material adverse effect relating to Deutsche Börse has occurred. Upon request of the Bidder the independent expert will undertake an evaluation of whether an offer material adverse effect relating to Deutsche Börse has occurred. The independent expert shall further carry out his evaluation without undue delay. The opinion of the independent expert is binding on and non-appealable by the Bidder and Deutsche Börse shareholders and will be published by the Bidder without undue delay in the electronic Federal Gazette (*elektronischer Bundesanzeiger*), the *Frankfurter Allgemeine Zeitung* and *The Wall Street Journal* (US edition) with reference to the exchange offer.

(j) IRS Ruling or Rulings vis-à-vis NYSE Euronext

On or prior to the end of the offer acceptance period, NYSE Euronext shall have received one or more private letter rulings from the U.S. Internal Revenue Service ("**IRS**") substantially to the effect that

(i) the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the U.S. Internal Revenue Code and/or the merger and the exchange offer, taken together, will qualify as an exchange within the meaning of Section 351(a) of the U.S. Internal Revenue Code; and

(ii) (A) the transfer of NYSE Euronext shares by U.S. persons for shares of the Bidder will qualify for an exception to Section 367(a)(1) of the U.S. Internal Revenue Code under U.S. Treasury Regulation Sections 1.367(a)-3(c)(1) and 1.367(a)-3(c)(9), and (B) any U.S. person transferring NYSE Euronext shares to the Bidder who is a "5% transferee shareholder" of NYSE Eu-ronext (within the meaning of U.S. Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) will qualify for the exception to Section 367(a)(1) of the U.S. In-ternal Revenue Code only upon entering a five-year gain recognition agreement pursuant to U.S. Treasury Regulation Section 1.367(a)-8.

(k) IRS-Ruling vis-à-vis Deutsche Börse

On or prior to the end of the offer acceptance period, Deutsche Börse shall have received a private letter ruling from the IRS substantially to the effect that the exchange offer will qualify as a transaction described in Section 351 (a) of the U.S. Internal Revenue Code and/or the exchange offer and the merger, taken together, will qualify as transaction described in Section 351(a) of the U.S. Internal Revenue Code.

14.2 Waiver of completion conditions

With the exception of the completion condition under lit. (d) which cannot be waived, the Bidder reserves the right to waive — in whole or in part — one, several or all of the completion conditions up to one working day prior to the end of the offer acceptance period. Completion conditions which the Bidder has validly waived shall be deemed to have been satisfied for the purpose of this exchange offer. For the purposes of Section 21 para. 1 no. 3 and no. 4 German Takeover Act, the publication of the amendment of the exchange offer pursuant to Section 21 para. 2 German Takeover Act in conjunction with Section 14 para. 3 German Takeover Act shall be decisive. In the event of a waiver of completion conditions within the last two weeks prior to the end of the offer acceptance period specified in section 5.1, the offer acceptance period will be extended by two weeks pursuant to Section 21 para. 5 German Takeover Act (presumably until July 27, 2011).

A waiver of a completion condition after the end of the offer acceptance period is not possible.

14.3 Non-satisfaction of completion conditions

If one or more of the completion conditions set out in section 14.1 have not been fulfilled at the latest time possible or the timely fulfillment of one or more completion conditions has become impossible and if, prior to this date, the Bidder has not validly waived the relevant completion conditions pursuant to Section 21 para. 1 sentence 1 no. 4 German Takeover Act, the exchange offer will lapse. In this case, the agreements which came into existence as a result of accepting the exchange offer will not be completed and will cease to exist (condition subsequent). Deutsche Börse shares already tendered shall be re-transferred. Accordingly, the Custodian Banks will have to arrange for the tendered Deutsche Börse shares to be re-booked into ISIN DE0005810055 without undue delay, but in any event within five banking days after the publication of the lapse of the exchange offer. The unwinding *(Rückabwicklung)* is free of costs and expenses of Custodian Banks (please see, however, section 12.7 of the exchange offer document for details).

14.4 Publications

If (a) a completion condition has been satisfied, (b) a completion condition has been waived, (c) all completion conditions have been satisfied, or (d) the exchange offer will not be completed, the Bidder will publish this fact without undue delay (i) on the internet at http://www.global-exchange-operator.com (in German as well as in English language) and (ii in German language in the electronic Federal Gazette as well as (iii) in English language in the United States via an electronically operated information distribution system.

15 Financing of the exchange offer

15.1 Financing requirements

Currently, 195,000,000 Deutsche Börse shares have been issued. If the exchange offer were accepted by all shareholders of Deutsche Börse, the Bidder would have to deliver 195,000,000 Holdco offer shares in exchange for 195,000,000 Deutsche Börse shares to be acquired on the basis of the exchange ratio of 1 Holdco offer share for 1 Deutsche Börse share.

The Bidder will also have to deliver Holdco offer shares in exchange for any shares which Deutsche Börse may issue at any time after the publication of the exchange offer document until the end of the additional offer acceptance period (for example in case of shares issued in connection with the exercise of stock options).

Assuming that except for the additional Deutsche Börse shares, no further shares will be issued by Deutsche Börse until the end of the additional offer acceptance period, the sum of existing and additional Deutsche Börse shares would therefore result in a maximum of 195,146,864 Holdco offer shares required in the context of the exchange offer (the "**maximum consideration amount**").

With respect to the merger, Holdco will in addition issue up to 125,020,000 Holdco shares (see section 6.3.2(i)). Together with the maximum consideration amount this sums up to a total of up to 320,166,864 Holdco shares.

In addition, costs to be paid by the Bidder for the preparation and execution of the exchange offer and the merger will amount to no more than €4 million (the "**transaction costs**").

15.2 Financing measures

The Bidder has taken all necessary actions to ensure that the Holdco offer shares necessary for the complete satisfaction of the exchange offer will be available at the time the rights to the offer consideration will become mature. With respect to the capital measures carried out at the bidder, reference is made to section 6.3.2(i) above.

Through these measures the Bidder will be in the position to issue the necessary amount of Holdco offer shares to satisfy both the maximum consideration amount as well as the amount of Holdco shares necessary for the merger.

The Bidder will, prior to the time of delivery of the Holdco offer shares to the shareholders of Deutsche Börse under the exchange offer, apply for admission of its shares, including the Holdco offer shares, to trading on the regulated market segment of the Frankfurt Stock Exchange (*regulierter Markt*) and, simultaneously, in the sub-segment thereof with additional post-admission obligations (Prime Standard), as well as on the regulated market of Euronext Paris and on the New York Stock Exchange.

The Bidder expects that the Holdco offer shares which the accepting shareholders of Deutsche Börse will receive upon settlement of the exchange offer will have been admitted to trading (listed) at the time of delivery to the shareholders of Deutsche Börse having accepted the exchange offer.

Commencement of trading on the Frankfurt Stock Exchange, Euronext Paris and the New York Stock Exchange is expected to occur immediately after delivery of the Holdco offer shares to the shareholders of Deutsche Börse having accepted the exchange offer.

In order to finance the transaction costs, Stichting was granted a loan in an amount of € 4,000,000 by Deutsche Bank Luxembourg S.A. on March 11, 2011. The proceeds of such loan amount will be on-lent to the bidder by Stichting in accordance with an agreement dated April 29, 2011 by way of a shareholder loan.

16 Expected effects of the completion of the combination on the assets, financial and earnings positions of Holdco

16.1 Basis and assumptions

The financial information contained in sections 16.2 and 16.3 is in particular based on the following current position:

(i)   Holdco has not conducted any material activities other than those incident to its formation and the preparation of the exchange offer and has therefore not generated any revenues or achieved any earnings since its formation until publication of this exchange offer document. Hence, neither audited balance sheets nor profit and loss statements of Holdco are available. For the purposes of showing the effects of the combination on the individual financial statements of Holdco, apart from its audited opening balance sheet, unaudited financial information of Holdco is used;

(ii) the consideration of the exchange offer consists of 1 Holdco offer share for 1 Deutsche Börse share;

(iii) currently, there is a total of 195,000,000 Deutsche Börse shares issued; and

(iv) every shareholder of NYSE Euronext shall receive 0.47 Holdco offer shares for every NYSE Euronext share in the context of the merger.

In addition, the financial information contained in these sections 16.2 and 16.3 is in particular based on the following assumptions:

(i)   The combination has been completed;

(ii) the exchange offer is accepted by all shareholders of Deutsche Börse;

(iii) the maximum number of NYSE Euronext shares to be exchanged into Holdco shares upon consummation of the merger is estimated to be approximately 266 million NYSE Euronext shares. This number includes approximately 261.2 million NYSE Euronext shares of common stock issued and outstanding as of February 10, 2011, plus approximately 2.8 million NYSE Euronext shares to be delivered upon vesting of restricted stock units at the time of the merger (but excluding approximately 1.6 million restricted stock units which will vest upon the merger but will be settled in cash rather than shares), plus approximately 1.6 million treasury shares of NYSE Euronext owned by an indirect subsidiary of NYSE Euronext, NYSE Arca Inc., in each case which will be exchanged for Holdco shares in the merger.

(iv) during the offer acceptance period, in respect of the Deutsche Börse Group share plan 146,864 additional Deutsche Börse shares have been issued and the exchange offer has been accepted with regard to these additional Deutsche Börse shares;

(v)   each Holdco offer share as well as every Holdco share issued with regard to the merger has a nominal value of €1.00 each; and

(vi) the Bidder will incur transaction costs of €4 million which will be provided to Holdco by Stichting by way of a shareholder loan.

With respect to the further financial information contained in Section 16.4.2 reference is made to the notes in Section 16.4.2.

16.2   Expected effects on the balance sheet of Holdco

The following information describes the expected effects of the completion of the combination on Holdco's opening balance sheet as of February 10, 2011, the day of its formation.

Except for the intended acquisition of Deutsche Börse shares under this exchange offer and NYSE Euronext shares under the merger as well as the loan of Stichting, no other effects on the assets, financial and earnings positions of Holdco, which have occurred since February 10, 2011 or may occur in the future were considered in this section 16.2.

The following table shows the audited opening balance sheet of Holdco as of February 10, 2011. The notes to the opening balance sheet displayed in Annex 2 of the exchange offer document as part of the financial information are an integral part of the balance sheet. Reference is made to such notes.

	EUR
ASSETS	
CURRENT ASSETS	
Cash at bank	
Deutsche Bank AG, Amsterdam, Current account	45,000
	45,000
SHAREHOLDER'S EQUITY AND LIABILITIES	
CAPITAL AND RESERVES	
Issued and paid-up share capital	45,000
Share premium	—
Retained earnings	—
	45,000

The only effect on assets of the balance sheet of Holdco resulting from the combination is an increase in non-current assets from €0.00 by €17,965 million to €17,965 million while for the assessment of the contributed shares the closing price of the stock of Deutsche Börse of April 29, 2011 at the Frankfurt Stock Exchange (Xetra) of €56.10 per share was adopted. In addition, the transaction costs of €4 million were capitalized as acquisition costs.

On the liabilities and shareholders' equity side, the implementation of the combination leads to an increase of the shareholders' equity from €0.045 million to about €17,961 million. The liabilities are expected to increase from €0.00 to €4 million as a result of the shareholder loan granted by Stichting to Holdco in the amount of €4 million. Since the transaction costs will be capitalized as incidental acquisition costs, they will not have an impact on the results of Holdco.

The expected implications of the completion of the combination are set forth in following table.

	Holdco opening balance sheet as of February 10, 2011	Expected changes due to the completion of the combination *	Holdco, adjusted after completion of the combination
		in Euro	
ASSETS			
Noncurrent Assets			
Financial assets		17,965,361,070	17,965,361,070
- from exchange offer		10,950,177,135	10,950,177,135
- from merger		7,015,183,936	7,015,183,936
Current Assets			
Bank balances	45,000	(45,000)	
Total Assets	**45,000**	17,965,316,070	17,965,361,070
LIABILITIES			
Equity and reserves			
Issued and paid in share capital ...	45,000	320,121,864[1]	320,166,864
- from exchange offer		195,124,364[2]	195,146,864
- from merger		124,997,500[2]	125,020,000
Capital reserves		17,641,194,206	17,641,194,206
- from exchange offer		10,752,592,206	10,752,592,206
- from merger		6,888,602,000	6,888,602,000
Total equity		17,961,316,070	17,961,361,070
Noncurrent Liabilities			
Current Liabilities		4,000,000	4,000,000
Total Liabilities	**45,000**	17,965,316,070	17,965,361,070

* Given the connection between the exchange offer and the merger, the expected changes after the completion of the combination have been summarized together.

[1] In connection with the completion of the merger and the exchange offer, a total of approximately 320,166,864 new shares are expected to be issued pursuant to the assumptions set forth in section 16.1, and the 45,000 Class D shares of Holdco that were issued at the time of the incorporation will be cancelled.

[2] Taking into account the cancelled 45,000 Class D shares of Holdco.

If the loan made by Stichting to Holdco in the amount of € 4 million by way of a shareholder loan reaches maturity due to the cancellation of Class D shares and therefore due to the cessation of the Stichting as a shareholder of Holdco, the shareholder loan will be replaced by third-party bank financing on customary terms.

16.3 Expected effects on the result position of Holdco

From the day of its incorporation until the date of publication of this exchange offer document, Holdco has not generated any income. The Bidder expects that the future results of Holdco will in particular derive from the earnings of Deutsche Börse and NYSE Euronext. The amount of such future income is uncertain. For the financial year 2010, NYSE Euronext generated an annual profit of €425 million and Deutsche Börse generated an annual profit of €395 million (as shown in the illustrative Holdco unaudited condensed consolidated income statements in section 16.4.1 below). The Bidder expects that the future results will be in the same range.

For the financial year 2010, NYSE Euronext and Deutsche Börse distributed dividends in the amount of $313 million and €390.5 million respectively. Based on the expectation that the amounts will also be generated in future business years, it is also expected that the dividend policy of the two corporations remains unchanged after the completion of the combination (at least until effectiveness of a possible

profit and loss transfer agreement, see section 10.6.1). Taking into account such assumptions and the further circumstance, that 100 % of the shares in Deutsche Börse are held by Holdco, the future income of Holdco would amount to €628 million per year (considering an exchange rate of $ 1.32 = € 1.00 regarding the dividend of NYSE Euronext).

The bidder expects for 2011 that the necessary costs for financing the interest costs will be around € 40,000.

16.4   Further illustrative financial information

16.4.1 Illustrative Holdco unaudited condensed consolidated financial information

The following illustrative unaudited condensed consolidated financial information of Holdco are intended to illustrate the effect of the proposed combination of Deutsche Börse group and NYSE Euronext. Under the terms of the business combination agreement, the participation in Deutsche Börse's business will be brought under Holdco by way of the exchange offer, and the interest in NYSE Euronext's business will be brought under Holdco by way of the merger. The combination will be accounted for as an acquisition of NYSE Euronext by Deutsche Börse under IFRS No. 3 (revised), Business Combinations.

Presented below are the illustrative unaudited condensed consolidated balance sheet of Holdco as of December 31, 2010 and the illustrative unaudited condensed consolidated income statement of Holdco for the year ended December 31, 2010. The illustrative unaudited condensed consolidated income statements of Holdco for the year ended December 31, 2010 has been prepared as though the combination occurred as of January 1, 2010.

Additional assumptions underlying the adjustments for illustrative purposes in this section 16.4 are described in the accompanying notes under section 16.4.2. The illustrative unaudited condensed consolidated financial information of Holdco has been prepared based upon information derived from the following:

(i)   the audited consolidated financial statements of Deutsche Börse Group as of and for the financial year ended December 31, 2010, which have been prepared in accordance with IFRS as adopted by the International Accounting Standards Board ("**IASB**") and included in the financial information in Annex 2; and

(ii)   the audited consolidated financial statements of NYSE Euronext as of and for the year ended December 31, 2010, which have been prepared in accordance with US GAAP and are included in pages F-10 et seq. of Annex 2. These consolidated financial statements have been adjusted to IFRS and translated into euros for purposes of presentation in the illustrative Holdco unaudited condensed consolidated financial information.

The estimated purchase price for the acquisition of NYSE Euronext is approximately € 7,000 million based on the per share merger consideration of 0.47 Holdco shares for each NYSE Euronext share outstanding at the time of the completion of the combination, with each Holdco share deemed to have the same value as a Deutsche Börse share (corresponding to the closing share price of Deutsche Börse on the Frankfurt Stock Exchange on April 29, 2011). The actual purchase price will be determined at the completion date based on the Deutsche Börse share price and the U.S. dollar/euro exchange rate at that date and accordingly will vary from that used in the preparation of the Holdco illustrative financial information. A 5% increase or decrease in the Deutsche Börse share price from the price of €56.10 per share, which is the price used in preparing the illustrative financial information, would result in an increase or decrease, respectively, in the purchase price of approximately € 350 million.

The combination will be accounted for by Holdco using the acquisition method pursuant to IFRS 3 (revised), Business Combinations, with Deutsche Börse as the successor and accounting acquirer. Under the acquisition method, assets and liabilities are recorded at their fair value on the date of purchase and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed. As of the date of the publication of this exchange offer document, the valuation studies necessary to

finalize the fair values of the assets acquired and liabilities assumed and the related allocation of the purchase price have not been completed. Accordingly, Holdco has allocated the total estimated purchase price, calculated as described in the notes under section 16.4.2. A final determination of these fair values will reflect, among other things, Holdco's consideration of a final valuation based on the actual net tangible and intangible assets, such as customer relationships, developed and core technologies and trade names that exist as of the completion date of the combination. Any final adjustment will change the allocation of the purchase price, which will affect the fair value assigned to the assets and liabilities and could result in a material change to the illustrative unaudited condensed consolidated financial information of Holdco.

The unaudited adjustments for illustrative purposes give effect to events that are directly attributable to the combination and are factually supportable. The illustrative unaudited condensed consolidated financial information of Holdco is presented for information purposes and reflects estimates and assumptions made by the Bidder based on estimates and assumptions of NYSE Euronext's and Deutsche Börse's management that it considers reasonable. It serves the purposes to represent with regard to the described assumptions and the described initial situation what Holdco's actual results of operations or financial condition would have been had the combination occurred on the dates indicated. It is only indicative with regard to Holdco's future results of operations or financial condition. Holdco's illustrative unaudited condensed consolidated financial information does not reflect the effect of anticipated synergies and efficiencies associated with combining Deutsche Börse and NYSE Euronext.

Significant items primarily related to impairment and exit costs deemed significant by virtue of their size or incidence have been separately disclosed to enable a full understanding of the illustrative unaudited condensed consolidated financial performance of Holdco. For a discussion of such items, see Note 6 under section 16.4.2.

In connection with the combination, the plan to integrate the operations of Deutsche Börse and NYSE Euronext is still being developed. The bidder, Deutsche Börse and NYSE Euronext expect to incur approximately €600 million to €800 million (or 1.5 to 2.0 times the anticipated full run-rate cost savings) of pre-tax implementation and restructuring costs associated with combining the operations of Deutsche Börse and NYSE Euronext. In addition, the combined group may incur additional expenses in connection with change-in control provisions included in certain employment agreements or other contracts. However, based on current assumptions, the bidder cannot predict which contracts may be subject to such triggers and the bidder is unable to quantify the related charges, if any. Material non-recurring profits and losses that result directly from the combination have not been included in the unaudited pro forma condensed consolidated statement of income.

The illustrative unaudited condensed consolidated financial information of Holdco should be read in conjunction with the information contained in the sections "Selected Historical Financial Information of NYSE Euronext", "Selected Historical Financial Information of Deutsche Börse Group", "Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Euronext" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Deutsche Börse Group" of Annex 2 and the consolidated financial statements of Deutsche Börse and NYSE Euronext also contained in Annex 2.

Illustrative Holdco Unaudited Condensed Consolidated Income Statements

For the Year Ended December 31, 2010
(in millions of euros, except per share data in euros)

	Historical Financial Information		Illustrative			
	Deutsche Börse	NYSE Euronext*	Combined	Adjustments	Note	Holdco Consolidated
Sales revenue	2,106	3,342	5,448	0		5,448
Net interest income from banking business	59	—	59	—		59
Other operating income	61	43	104	—		104
Total revenues	**2,226**	**3,385**	**5,611**	**—**		**5,611**
Volume related costs	(211)	(1,445)	(1,656)	—		(1,656)
Total revenues less volume related costs	**2,015**	**1,940**	**3,955**	**—**		**3,955**
Staff costs	(502)	(458)	(960)	—		(960)
Depreciation, amortization and impairment losses	(584)	(233)	(817)	(9)	[4.1]	(826)
Other operating expenses	(414)	(636)	(1,050)	—		(1,050)
Operating costs	**(1,500)**	**(1,327)**	**(2,827)**	**(9)**		**(2,836)**
Result from equity investments	12	(5)	7	—		7
Earnings before interest and tax (EBIT)	**527**	**608**	**1,135**	**(9)**		**1,126**
Financial income	24	2	26	—		26
Financial expense	(132)	(84)	(216)	27	[4.2]	(189)
Earnings before tax (EBT)	**419**	**526**	**945**	**18**		**963**
Income tax expense	(24)	(101)	(125)	(6)	**	(131)
Net profit for the year	**395**	**425**	**820**	**12**		**832**
thereof shareholders of parent company	418	439	857	12		869
thereof non—controlling interests	(23)	(14)	(37)	0		(37)
Earnings per share (basic)	**2.25**				**[4.3], [6]**	**2.82**
Earnings per share (diluted)	**2.24**				**[4.3], [6]**	**2.80**

*   Includes the impact of adjustments to NYSE Euronext to conform to Holdco's accounting and evaluation policies. See Note 2 under section 16.4.2.
**   Consideration of the tax effect on the adjustments when applying a tax rate of 35%.

The accompanying notes under section 16.4.2 are an integral part of the illustrative unaudited condensed consolidated income statements.

Illustrative Holdco Unaudited Condensed Consolidated Balance Sheet

As of December 31, 2010
(in millions of euros)

	Historical Financial Information		Illustrative			
	Deutsche Börse	NYSE Euronext*	Combined	Adjustments	Note	Holdco Consolidated
Noncurrent Assets						
Intangible assets	1,030	4,507	5,537	2,238	[4.1]	7,775
Goodwill	2,060	3,029	5,089	382	[3]	5,471
Property, plant and equipment	138	624	762	75	[4.1]	837
Financial assets	1,806	492	2,298	—		2,298
Other noncurrent assets	36	494	530	—		530
	5,070	9,146	14,216	2,695		16,911
Current Assets						
Financial instruments of Eurex Clearing AG	128,824	—	128,824	—		128,824
Receivables and securities from banking business	7,585	—	7,585	—		7,585
Other receivables and other assets	389	505	894	—		894
Restricted bank balances	6,186	—	6,186	—		6,186
Other cash and bank balances	797	245	1,042	(100)	[5]	942
	143,781	750	144,531	(100)		144,431
Total Assets	€148,851	€9,896	€158,747	€2,595		€161,342
Equity						
Shareholders' equity	2,951	5,330	8,281	1,570	[5]	9,851
Non-controlling interest	459	36	495	—		495
	3,410	5,366	8,776	1,570		10,346
Noncurrent Liabilities						
Provision for pensions and other employee benefits	21	364	385	—		385
Other noncurrent provisions	87	44	131	—		131
Deferred tax liabilities	298	1,504	1,802	925	[4.4]	2,727
Interest-bearing liabilities	1,455	1,552	3,007	100	[4.2]	3,107
Other noncurrent liabilities	10	—	10			10
	1,871	3,464	5,335	1,025		6,360
Current Liabilities						
Tax provisions	345	64	409	—		409
Other current provisions	135	28	163	—		163
Financial instruments of Eurex Clearing AG	128,824	—	128,824	—		128,824
Cash deposits by market participants	6,064	—	6,064	—		6,064
Other current liabilities	8,202	974	9,176	—		9,176
	143,570	1,066	144,636	—		144,636
Total Equity and Liabilities	148,851	9,896	158,747	2,595		161,342

* Includes the impact of adjustments to NYSE Euronext to conform to Holdco's accounting and evaluation policies. See note 2 under section 16.4.2.

The accompanying notes under section 16.4.2 are an integral part of the illustrative unaudited condensed consolidated balance sheet.

16.4.2 Notes to the illustrative unaudited condensed financial information set out under section 16.4.1

(i)   Note 1 – Basis of presentation

The illustrative Holdco unaudited financial information presents the condensed consolidated financial statements giving effect to the combination of Deutsche Börse Group and NYSE Euronext under Holdco in a transaction to be accounted for as a purchase business combination, with Deutsche Börse Group treated as the legal and accounting acquirer and as if the combination was completed on January 1, 2010.

The Holdco illustrative unaudited condensed consolidated financial statements have been prepared on a basis consistent in all material respects with the accounting policies of Holdco in accordance with IFRS as issued by the IASB.

The NYSE Euronext pre-acquisition income statement and balance sheet used in the preparation of the illustrative unaudited financial information differ from the NYSE Euronext historical financial statements included on pages F-10 et seq. of Annex 2 of this document because the pre-acquisition income statement and balance sheet used in the preparation of the illustrative unaudited group financial information have been prepared on a basis consistent in all material respects with the accounting policies of Holdco in accordance with IFRS. The NYSE Euronext historical financial statements included on pages F-10 et seq. of Annex 2 of this document have been prepared in accordance with US GAAP.

The balance sheet of NYSE Euronext has been translated using an exchange rate of $ 1.33 = € 1.0 corresponding to the spot rate as of December 31, 2010. The income statement of NYSE Euronext has been translated using an average exchange rate of $ 1.32 = € 1.0 which represents the average exchange rate applied within Deutsche Börse Group in the financial year 2010. This average exchange rate was computed using the average of prevailing exchange rates as of each quarter end during fiscal year 2010.

The purchase price for NYSE Euronext has been allocated to the assets acquired and the liabilities assumed based on NYSE Euronext management's preliminary estimate of their respective fair values as of the date of combination. Definitive allocations will be performed when estimates are finalized. Accordingly, the purchase price allocation adjustments for illustrative purposes are preliminary, have been made solely for the purpose of providing illustrative unaudited condensed consolidated financial information and are subject to revision based on a final determination of fair value after the closing of the business combination.

The accompanying illustrative unaudited condensed consolidated financial information do not include any anticipated cost savings or other effects of the planned integration of the combined companies. The illustrative unaudited condensed consolidated financial information assume that all shareholders of Deutsche Börse tender all their shares to Holdco shares as part of the exchange offer. Accordingly, the amounts shown in Holdco's illustrative unaudited condensed consolidated income statement are not necessarily indicative of the results of operations that would have resulted if the combination had occurred on January 1, 2010 or that may result in the future.

The illustrative unaudited condensed consolidated financial information is presented for illustrative purposes only. Because of its nature, it addresses a hypothetical situation and it can only represent under the described assumptions and the described initial situation how the consolidated results of operations would have been reported had the combination been completed as of the dates described. It is only indicative of the future results, that may actually develop differently than expected. The adjustments for explanatory purposes are based on available information and specific assumptions that the management of Deutsche Börse and NYSE Euronext consider appropriate for the purposes of this exchange offer document.

(ii)   Note 2 — Presentation of NYSE Euronext financial information

For illustrative purposes, IFRS adjustments were made to the historical information of NYSE Euronext prepared under US GAAP to align with the IFRS accounting policies of Holdco. Such adjustments relate

primarily to original listing fees and employee benefits. In addition, certain reclassifications have been made to conform the income statement and balance sheet to an IFRS presentation.

The following table illustrates the impact of these adjustments in arriving at NYSE Euronext's income statement for the year ended December 31, 2010, as presented in the Illustrative Holdco Unaudited Condensed Consolidated Income Statement (in millions of euros):

	NYSE Euronext Historical US GAAP {d}	IFRS Adjustment	NYSE Euronext Historical IFRS
Sales revenue	3,336	6{a}	3,342
Net interest income from banking business	—	—	—
Other operating income	43	—	43
Total revenues	**3,379**	**6**	**3,385**
Volume related costs	(1,445)	—	(1,445)
Total revenues less volume-related costs	**1,934**	**6**	**1,940**
Staff costs	(462)	4{b}	(458)
Depreciation, amortization and impairment losses	(233)	—	(233)
Other operating expenses	(636)	—	(636)
Operating costs	**(1,331)**	**4**	**(1,327)**
Result from equity investments	(5)	—	(5)
Earnings before interest and tax (EBIT)	**598**	**10**	**608**
Financial income	2	—	2
Financial expense	(84)	—	(84)
Earnings before tax (EBT)	**516**	**10**	**526**
Income tax expense	(97)	(4){c}	(101)
Net profit for the year	**419**	**6**	**425**

{a} To recognize original listing fees and corporate actions revenue in accordance with IFRS. Under IFRS, this revenue is recognized upon listing of an applicant or upon subsequent capital raising or other corporate action. In accordance with US GAAP, NYSE Euronext recognized these revenues over an estimated service period of 5 to 10 years.

{b} To account for the NYSE Euronext defined benefit plans in accordance with IFRS. Upon consummation of the combination, Holdco will account for the NYSE Euronext defined benefit plans following the corridor method described in IAS 19.

{c} To adjust the income tax provision for the effect of the IFRS adjustments based upon a blended statutory tax rate of 35%.

{d} The historical US GAAP results of operations of NYSE Euronext have been translated from US dollars to Euros using the average exchange rate of 1.32 US$=1.00€ which was derived from the prevalent exchange rates as of the end of each quarter in the financial year 2010.

The following table illustrates the impact of these adjustments in arriving at NYSE Euronext's balance sheet as of December 31, 2010, as presented in the Illustrative Holdco Unaudited Condensed Consolidated Balance Sheet (in millions of euros):

	NYSE Euronext Historical US GAAP {f}	IFRS Adjustment	NYSE Euronext Historical IFRS
Noncurrent Assets			
Intangible assets	4,367	140{a}	4,507
Goodwill	3,029	—	3,029
Property, plant and equipment	764	(140){a}	624
Financial assets	492	—	492
Other noncurrent assets	518	(88){b}	494
		64{c}	
	9,170	(24)	9,146
Current Assets			
Financial instruments of Eurex Clearing AG	—	—	—
Receivables and securities from banking business	—	—	—
Other receivables and other assets	595	(26){b}	505
		(64){c}	
Restricted bank balances	—	—	—
Other cash and bank balances	245	—	245
	840	(90)	750
Total Assets	10,010	(114)	9,896
Equity			
Shareholders' equity	5,084	246{e}	5,330
Non-controlling interest	36	—	36
	5,120	246	5,366
Noncurrent Liabilities			
Provision for pensions and other employee benefits	373	(9){d}	364
Other noncurrent provisions	44	—	44
Deferred tax liabilities	1,502	2{c}	1,504
Interest-bearing liabilities	1,552	—	1,552
Other noncurrent liabilities	274	(274){b}	—
	3,745	(281)	3,464
Current Liabilities			
Tax provisions	64	—	64
Other current provisions	28	—	28
Financial instruments of Eurex Clearing AG	—	—	—
Cash deposits by market participants	—	—	—
Other current liabilities	1,053	(2){c}	974
		(77){b}	
	1,145	(79)	1,066
Total Equity and Liabilities	10,010	(114)	9,896

{a}   To reclass the net book value of purchased and internally developed software to intangible assets.

{b}   To reverse historical deferred revenue balances of NYSE Euronext and related deferred tax assets because Holdco would not have assumed a legal performance obligation. Such balances correspond to original listing fees which had been deferred over the estimated service period of the listings under US GAAP.

{c}   To reclass all deferred tax balances to non-current in accordance with the IFRS balance sheet presentation.

{d}   To account for the NYSE Euronext defined benefit plans in accordance with IFRS. Upon consummation of the combination, Holdco will account for the NYSE Euronext defined benefit plans following the corridor method described in IAS 19.

{e}   To record the net impact of the above adjustments to equity.

{f}   The historical US GAAP financial condition of NYSE Euronext has been translated from U.S. dollars to Euros using the spot rate as of December 31, 2010 (1.33US$=1.00€).

(iii)   Note 3 – Purchase Price of NYSE Euronext

For the purpose of preparing the accompanying illustrative unaudited condensed consolidated financial information, the following assumptions were made:

*   There were approximately 264.5 million shares of NYSE Euronext outstanding on a fully diluted basis, and

*   the Deutsche Börse per share price was €56.10 for measurement purposes, and

*   each share of NYSE Euronext will be converted to 0.47 Holdco shares.

Based on the above assumptions, the total approximate purchase consideration was computed as follows:

Deutsche Börse share price	€56.10{a}
Times	264.5 million shares
Times	0.47
Combination consideration	€7,000 million

{a}   Corresponding to the closing stock price of Deutsche Börse shares on April 29, 2011. A movement of 5% of Deutsche Börse's share price would have an impact of approximately €350 million, in either direction, on the purchase consideration.

The following is a summary of the preliminary allocation of the total approximate purchase price in the NYSE Euronext acquisition as reflected in the illustrative unaudited condensed consolidated balance sheet (in millions of euros):

Historical equity of NYSE Euronext	5,330
Elimination of NYSE Euronext's historical goodwill and intangible assets	(7,536)
Fair value of identifiable intangible assets:	
National securities exchange registrations	4,800
Customer relationships	930
Trade names	875
Software	140
Fair value adjustment of fixed assets	75
Fair value adjustment of long-term debt	(100)
Deferred tax impact of purchase accounting adjustments	(925)
Residual goodwill created from the combination	3,411
Total purchase price	7,000

The carrying value of all other assets and liabilities was deemed to approximate their estimated fair value. The impact of deferred taxes on the purchase accounting adjustments was calculated based on the statutory rate in effect in the jurisdiction of underlying assets.

(iv)　Note 4 – Illustrative adjustments

[4.1] To adjust the book value of NYSE Euronext's intangible and tangible assets to their estimated fair value.

(in millions of euros)	Estimated fair value	Estimated remaining useful life (in years)	Estimated annual amortization expense
Intangible asset class:			
National securities exchange registrations	4,800	Indefinite	Not applicable
Customer relationships	930	20	49
Trade names	875	20 to Indefinite	2
Software	140	3 to 5	35
Property, plant and equipment	75	40	2
Total	6,820		88
Annual amortization expense based on historical book value			79
Incremental amortization expense from fair valuing NYSE Euronext in its entirety			9

The fair values of the intangible assets are based on NYSE Euronext management's preliminary estimates and definitive allocations will be performed when estimates are finalized. As part of these preliminary estimates, the national securities exchange registrations and customer-related intangibles were valued using the excess earnings income approach, and the trade names were valued using the relief-from-royalty method under the income approach.

The comparison of previously fair valued intangible assets of NYSE Euronext and the estimated fair values of intangible assets prepared for this illustrative financial information is as follows:

(in millions of euros)	Previously fair valued*	Newly fair valued	Total estimated fair value
National securities exchange registrations	3,731	1,069	4,800
Customer relationships	636	294	930
Trade names	140	735	875
Software	—	140	140
Total	4,507	2,238	6,745

*　Includes primarily the estimated fair values assigned to intangible assets in the 2006 acquisition of Archipelago Holdings, Inc., the 2007 merger with Euronext N.V. and the 2008 acquisition of American Stock Exchange LLC.

[4.2] To adjust the long-term debt of NYSE Euronext to its estimated fair value, including the estimated annual amortization of the related adjustment to financial expense. The estimated future amortization is as follows (in millions of euros):

Year ending December 31,	
2011	27
2012	27
2013	21
2014	15
2015	10

[4.3] To adjust the weighted average number of shares outstanding used to determine basic and diluted illustrative earnings per share based upon the exchange of each outstanding NYSE Euronext share for 0.47 of a share of Holdco common stock, as follows:

(in millions of euros, except per share data in euros)	Basic computation	Diluted computation	
Historical weighted average shares of Deutsche Börse	185.9	186.3	[a]
Historical weighted average shares of NYSE Euronext	260.8	264.5	
Times: exchange ratio	0.47	0.47	
	122.6	124.3	[b]
Illustrative combined weighted average shares	308.5	310.6	[a]+[b]
Net profit attributable to shareholders of Holdco	869	869	
Earnings per share — pro forma combined	2.82	2.80	

[4.4] To adjust deferred tax liabilities based on the estimated fair value of tangible and intangible assets.

(v)   Note 5 – Shareholders' equity

As of December 31, 2010, the pro forma shareholders' equity of Holdco consisted of the following (in millions of euros):

Historical equity of Deutsche Börse	2,951
Estimated fair value of NYSE Euronext	7,000
Estimated acquisition costs	(100)
	9,851

(vi)   Note 6 – Impairment, merger and exit costs

Certain significant items are separately disclosed by virtue of their size or incidence to enable a full understanding of the illustrative unaudited condensed consolidated financial performance. In particular, for the year ended December 31, 2010, Deutsche Börse recorded an impairment charge in connection with intangible assets of International Securities Exchange ("**ISE**") as well as an expense associated with organizational restructuring. For the same period, NYSE Euronext recorded merger expenses and exit costs as well as a gain on the sale of an equity investment in the National Stock Exchange of India ("**NSE**"). The following table illustrates the impact of these items on the illustrative unaudited condensed consolidated income statement for the year ended December 31, 2010 and provides a computation of the illustrative earnings per share excluding such impact:

(in millions of euros, except per share data in euros)	Deutsche Börse	NYSE Euronext	Adjustments for Illustrative Purposes	Holdco Combined
Net profit attributable to shareholders of parent company	418	439	12	869
Impairment charge on ISE intangible assets	224	—	—	224
Restructuring charge	80	—	—	80
Merger expenses and exit costs	—	49	—	49
Net gain from disposal of NSE	—	(30)	—	(30)
Adjusted net profit attributable to shareholders of parent company	722	458	12	1,192
Adjusted earnings per share (basic)	3.88			3.86
Adjusted earnings per share (diluted)	3.88			3.84
Basic weighted average shares outstanding	185.9			308.5
Diluted weighted average shares outstanding	186.3			310.6

16.5 Comparative historical and illustrative per share data

Set forth below are historical and illustrative amounts, per Deutsche Börse share and per NYSE Euronext share, of income from continuing operations, cash dividends and book value. The exchange ratio for the illustrative computations is one Holdco share for each Deutsche Börse share, and 0.47 Holdco share for each NYSE Euronext share.

The illustrative unaudited consolidated information below is for illustrative purposes only. The financial results may have been different had the companies always been combined. This information does not allow a reliable conclusion on the future results of Holdco or the historical results which would have been achieved had the companies always been combined.

In addition, the market price of NYSE Euronext shares or Deutsche Börse shares could change significantly and may not be indicative of the value of Holdco shares once they start trading. Because the exchange ratios will not be adjusted for changes in the market price of NYSE Euronext shares or Deutsche Börse shares, the value of the Holdco shares that NYSE Euronext shareholders will receive in the merger and that Deutsche Börse shareholders receive if they tender their shares in the exchange offer may vary significantly from the market value of the Holdco shares that they would have received if the combination were consummated on the date of the business combination agreement or on the date of this exchange offer document. Shareholder of Deutsche Börse are urged to obtain current market quotations for Deutsche Börse and NYSE Euronext shares before making their decision with respect to tendering their Deutsche Börse shares in the exchange offer.

The following tables provide information for Deutsche Börse shares, NYSE Euronext shares and, after giving effect to the combination as if it had occurred as of January 1, 2010 and assuming that all of the Deutsche Börse shares are exchanged in the exchange offer, Holdco shares, including book value per share, cash dividends per share and earnings per share.

	Year Ended December 31, 2010
	(in euros)
Deutsche Börse Historical Per Share Data	
Basic earnings per share	2.25
Diluted earnings per share	2.24
Cash dividends declared per share	2.10
Book value per share at end of period	15.13
NYSE Euronext Historical Per Share Data[1]	
Basic earnings per share	1.67
Diluted earnings per share	1.67
Cash dividends declared per share	0.91
Book value per share at end of period	20.42
NYSE Euronext Equivalent Illustrative Per Share Data[2]	
Basic earnings per share	1.33
Diluted earnings per share	1.32
Cash dividends declared per share	0.76
Book value per share at end of period	14.46
Holdco Illustrative Consolidated Per Share Data[3]	
Basic earnings per share	2.82
Diluted earnings per share	2.80
Cash dividends declared per share	1.62
Book value per share at end of period	30.77

(1) The income statement data of NYSE Euronext has been translated using an average exchange rate of $1.32 to €1.0. This average exchange rate was computed using the average of prevailing exchange rates as of each

106

quarter end during the 2010 fiscal year. The NYSE Euronext balance sheet data has been translated using an exchange rate of $1.33 to €1.0 corresponding to the spot rate as of December 31, 2010.

(2) Determined using the related Holdco illustrative per share data multiplied by 0.47 (the proposed exchange ratio of a NYSE Euronext share for a Holdco share).

(3) Certain significant items related to impairment and exit costs deemed significant by virtue of their size or incidence have been separately disclosed to enable a full understanding of the illustrative unaudited condensed consolidated financial performance. For a discussion of such items, see Note 6 under section 16.4.2.

16.6   Further information

In order to be able to correctly interpret the financial information and the accompanying explanatory notes thereto given in this section 16 they should be read in conjunction with the additional financial information set out on pages F-1 et seq. of Annex 2 of this exchange offer document.

17   Right of withdrawal

17.1   Prerequisites

Shareholders of Deutsche Börse who have accepted the exchange offer have the following rights of withdrawal *(Rücktrittsrechte)*:

(i) In the event of an amendment of the exchange offer pursuant to Section 21 para. 1 German Takeover Act, shareholders of Deutsche Börse may, at any time until the expiration of the offer acceptance period, withdraw from the agreements concluded as a result of acceptance of the exchange offer if and to the extent that they have accepted the exchange offer prior to the publication of the amendment of the exchange offer (Section 21 para. 4 German Takeover Act).

(ii) In the event of a competing offer by a third party for the Deutsche Börse shares pursuant to Section 22 para. 1 German Takeover Act, shareholders of Deutsche Börse may, at any time until the expiration of the offer acceptance period, withdraw from the agreements concluded as a result of acceptance of the exchange offer if and to the extent that they have accepted the exchange offer prior to the publication of the offer document for the competing offer (Section 22 para. 3 German Takeover Act).

(iii) In addition and without limitation to the mandatory withdrawal rights (please see above (ii) and (iii)), the shareholders of Deutsche Börse may, at any time until the expiration of the offer acceptance period, withdraw from the agreements concluded as a result of the acceptance of the exchange offer. This also corresponds to the requirements of the laws of the United States in the event of a so called early commencement, see section 13.3.3.

17.2   Exercise of the right of withdrawal

The shareholders of Deutsche Börse may exercise their right of withdrawal pursuant to section 17.1 only by taking the following steps prior to expiration of the offer acceptance period:

(i) declaring their withdrawal to their Custodian Bank in writing for a specified number of tendered Deutsche Börse shares, and

(ii) instructing their Custodian Bank to arrange for a number of tendered Deutsche Börse shares held in their securities deposit account as is equivalent to the number of tendered Deutsche Börse shares in respect of which they have declared their withdrawal to be re-booked under the ISIN DE0005810055 at Clearstream.

The declaration of withdrawal has to be made until the expiration of the acceptance period (see with respect to the expiration of the acceptance period also sections 5.1 and 5.2). However, the declaration of withdrawal will only become effective if the tendered Deutsche Börse shares, for which the withdrawal has been declared, have been rebooked to the ISIN DE0005810055 no later than 6 p.m. (Central European

Daylight Savings Time) on the second banking day following expiration of the offer acceptance period. Such re-bookings are to be arranged for by the Custodian Bank after receipt of the declaration of withdrawal without undue delay.

18   Information for shareholders of Deutsche Börse not accepting the exchange offer

Shareholders of Deutsche Börse who do not intend to accept the exchange offer should consider the following:

(i)   Deutsche Börse shares in respect of which this exchange offer is not accepted will continue to be traded. However, the present stock exchange price of Deutsche Börse shares is likely influenced by the fact that on February 15, 2011 the Bidder announced its intention to make this exchange offer. It is uncertain whether, following completion of the exchange offer, the stock exchange price of Deutsche Börse shares will remain at its present level or rise above it or fall below it.

(ii) The completion of the exchange offer may result in a reduction of the free float of Deutsche Börse shares. A lower liquidity in the trading in Deutsche Börse shares could result in greater price fluctuations of Deutsche Börse shares than in the past. Moreover, membership in certain stock exchange indices – in particular in the DAX or the EUROSTOXX50 – might change as a result of a potentially lower free float.

(iii) As agreed in the business combination agreement, Deutsche Börse is supposed to tender the Deutsche Börse treasury shares in the exchange offer. The Deutsche Börse treasury shares currently are not entitled to dividends as they are held in treasury. Once they are tendered to Holdco, they will again be entitled to dividends which will increase the number of Deutsche Börse shares entitled to dividends and thus may reduce the dividend distributed for each Deutsche Börse share.

(iv) If the Bidder, after settlement of the exchange offer, holds 95% or more of Deutsche Börse shares, shareholders of Deutsche Börse who did not accept the exchange offer would still be entitled to accept the exchange offer within a period of three months from the end of the offer acceptance period (Section 39c in conjunction with Section 39a German Takeover Act). Such subsequent acceptance of the exchange offer within three months after expiration of the offer acceptance period is also possible before completion of the exchange offer, if the Bidder, based on the number of Deutsche Börse shares for which the exchange offer has already been validly accepted, will reach or exceed the threshold of 95% of Deutsche Börse shares in the course of the subsequent completion of the exchange offer (Section 39c in conjunction with Section 39a para. 4 sentence 2 German Takeover Act).

If the Bidder reaches or exceeds a shareholding of 95% in Deutsche Börse shares, the Bidder will be required to publish this fact on the internet at http://www.global-exchange-operator.com and in the electronic Federal Gazette pursuant to Section 23 para. 1 sentence 1 no. 4 German Takeover Act. If the Bidder does not comply with this obligation, the three-month period for the acceptance of this exchange offer pursuant to Section 39c German Takeover Act will only commence upon satisfaction of this publication obligation.

(v)   As described in detail under section 10.6.3, the Bidder is entitled to carry out a takeover squeeze-out if after completion of the exchange offer, at least 95% of the registered share capital of Deutsche Börse belong (within the meaning of Section 39a Takeover Act) to the Bidder. The consideration offered to the shareholders of Deutsche Börse under the exchange offer will be deemed to constitute adequate compensation for the purposes of the takeover squeeze-out if the exchange offer resulted in the acquisition of at least 90% of Deutsche Börse's share capital which was subject to the exchange offer. Adequate cash compensation must be offered alternatively to the shareholders of Deutsche Börse because shares have been offered as compensation under the exchange offer.

(vi) As described in detail under section 10.6.1, after completion of the exchange offer, the Bidder intends to enter into a domination agreement or a combination of a domination agreement and a

profit and loss transfer agreement, in each case pursuant to Sections 291 et seq. AktG with Deutsche Börse as the controlled company and the Bidder or a direct or indirect wholly owned subsidiary of the Bidder in the legal form of a German stock corporation or German societas europaea (SE) as controlling company (see section 10.6.1 for further information).

A domination and/or profit and loss transfer agreement must provide for a recurrent annual cash payment as compensation for the minority shareholders (Section 304 AktG). Such compensation will represent a variable (which may be calculated on the basis of the actual future dividends of Holdco) or fixed minimum dividend (*Garantiedividende*) in the case of a domination agreement and a variable or fixed annual compensation payment (*Ausgleichszahlung*) in the case of a profit and loss transfer agreement or a combined domination and profit and loss transfer agreement. In the case of a domination agreement which is not combined with a profit and loss transfer agreement, the recurring cash payment would be a minimum dividend which is only payable to the extent the actual dividend paid by Deutsche Börse to its minority shareholders falls short of the amount of such minimum dividend.

In addition, entering into a domination agreement or a combination of a domination agreement and profit and loss transfer agreement would oblige the respective controlling company to offer to acquire all outstanding Deutsche Börse shares held by minority shareholders of Deutsche Börse within a certain period of time in exchange for an adequate compensation (Section 305 AktG).

For a more detailed description on the recurrent cash payment and adequate compensation please see the description under section 10.6.1.

(vii) As described in detail under section 10.6.2, if, after completion of the exchange offer or any time thereafter, at least 95% of the registered share capital of Deutsche Börse belongs (within the meaning of Section 327a AktG) to the Bidder or, as the case may be, a subsidiary of the Bidder, the Bidder or such subsidiary is entitled to carry out a corporate squeeze-out pursuant to Sections 327a et seq. AktG under which Deutsche Börse shares of the other shareholders (minority shareholders) of Deutsche Börse would be transferred to the Bidder or, as the case may be, to the respective subsidiary, in return for payment of an adequate cash compensation.

For a more detailed description of the corporate squeeze-out and the adequate cash compensation please see the description under section 10.6.2.

Please also refer to section 10.6.2 for a special form of a corporate squeeze-out which may be introduced by a new legislation which is currently under way and may allow, under certain circumstances, a corporate squeeze-out as described above also by a principal shareholder holding only 90% of the share capital and for the respective intentions of the Bidder.

19 Cash payments and valuable benefits for members of the Deutsche Börse management board or the Deutsche Börse supervisory board

Neither members of the Deutsche Börse management board nor members of the Deutsche Börse supervisory board were granted, or given the prospect of, cash payments or other valuable benefits in connection with this exchange offer. As agreed in the business combination agreement and described under section 6.4.2 and section 6.4.3, unless otherwise agreed by NYSE Euronext and Deutsche Börse, within one month after the expiration of the offer acceptance period the Holdco board of directors, to be composed of 17 members, will be established. In accordance with the business combination agreement. Dr. Reto Francioni, current chief executive officer of Deutsche Börse, as chairman of the Holdco group, Duncan L. Niederauer, current chief executive officer of NYSE Euronext, as CEO of the Holdco group, as well as 15 non-executive directors, nine of them designated by Deutsche Börse as members of the Holdco board of directors, and six of them designated by NYSE Euronext, will become member of the Holdco board of directors.

The following four persons — who are currently members of the Deutsche Börse management board — are expected to be appointed as members of Holdco's global executive committee: Andreas Preuß as head of derivatives, Jeffrey Tessler as head of settlement & custody, Frank Gerstenschläger as head of market data & analytics and Gregor Pottmeyer as chief financial officer. Andreas Preuß will also take the role of deputy chief executive officer and president of Holdco group.

20 Advising bank and central settlement agent

Deutsche Bank AG is advising the Bidder in connection with the exchange offer and is coordinating the technical implementation and settlement of the exchange offer.

21 Information pursuant to Section 2 no. 2 German Takeover Act Offer Regulation in conjunction with Section 7 German Securities Prospectus Act and the Prospectus Regulation

Information pursuant to Section 2 no. 2 German Takeover Act Offer Regulation in conjunction with Section 7 German Securities Prospectus Act and the Prospectus Regulation is contained in Annex 2 of this exchange offer document. Attention is drawn in particular to the details in the following sections which the shareholders of Deutsche Börse should take into account when deciding whether to accept the exchange offer:

- Risk Factors;
- The Combination;
- Business of Deutsche Börse group and certain information about Deutsche Börse;
- Business of NYSE Euronext and companies affiliated with NYSE Euronext and certain information about NYSE Euronext; and
- Description of the Holdco shares.

22 Taxes

The basis of taxation (*Grundlagen der Besteuerung*) is specified in section "Certain material tax considerations" on pages A-451 *et seq.* of Annex 2 of this exchange offer document. The Bidder however recommends the shareholders of Deutsche Börse to seek tax advice before accepting the exchange offer, taking into account their personal circumstances, with regard to the tax consequences of an acceptance of this exchange offer.

23 Publications

23.1 Exchange offer document

With respect to the publication of the exchange offer document please see section 1.4.

23.2 Results of the exchange offer

The level of declarations of acceptance received will be published weekly during the offer acceptance period pursuant to Section 23 para. 1 sentence 1 no. 1 German Takeover Act (i) on the internet at http://www.global-exchange-operator.com (in German as well as in English language) and (ii) in German language also in the electronic Federal Gazette and (iii) in English language via an electronically operated information distribution system in the United States. During the last week of the offer acceptance period those publications will take place daily.

The results of this exchange offer are expected to be published pursuant to Section 23 para. 1 sentence 1 no. 2 German Takeover Act within four banking days after expiration of the offer acceptance period and pursuant to Section 23 para. 1 sentence 1 no. 3 German Takeover Act within three banking days after expiration of the additional offer acceptance period.

23.3 Other publications

Other declarations and announcements by the Bidder in connection with this exchange offer, in particular the publications pursuant to sections 6.10, 12.8 and 14.4 will be published on the internet at http://www.global-exchange-operator.com (in German as well as in English) and, to the extent necessary pursuant to the German Takeover Act, in German in the electronic Federal Gazette. The announcement described in sections 6.10, 12.8 and 14.4 will also be published in English in the United States via an electronically operated information distribution system.

24 **Governing law and place of jurisdiction**

This exchange offer and the agreements concluded with the Bidder as a result of the acceptance of this exchange offer shall be governed by German law; all corporate actions of the Bidder (including the amendment of its articles of association, the increase of its authorized share capital and the issue of ordinary shares in connection with the exchange offer (the Holdco offer shares) and the merger) will be governed by Dutch law. The exclusive place of jurisdiction for all legal disputes arising out of, or in connection with, this exchange offer (and any agreement which comes into existence as a result of acceptance of this exchange offer) shall, to the extent legally permissible, be Frankfurt am Main, Germany.

25 **Declaration of assumption of responsibility**

Alpha Beta Netherlands Holding N.V., having its registered seat in Amsterdam, the Netherlands, assumes responsibility for the contents of this exchange offer document in accordance with Section 11 para. 3 German Takeover Act and declares that, to the best of its knowledge, the information contained in this exchange offer document is correct and no material facts have been omitted.

Amsterdam, May 2, 2011

Alpha Beta Netherlands Holding N.V.

/s/ Marcus Thompson

(Marcus Thompson)

Managing Director

/s/ Stéphane Biehler

(Stéphane Biehler)

Managing Director

Annex 1: Persons acting jointly with Deutsche Börse Aktiengesellschaft

Company	Registered Office
Clearstream Banking AG	Frankfurt am Main, Germany
Clearstream Banking Japan, Ltd	Tokyo, Japan
Clearstream Banking S.A.	Luxembourg, Luxembourg
Clearstream Holding AG	Frankfurt am Main, Germany
Clearstream International S.A.	Luxembourg, Luxembourg
Clearstream Nominees Ltd. (dormant)	London, United Kingdom
Clearstream Operations Prague s.r.o.	Prague, Czech Republic
Clearstream Services S.A.	Luxembourg, Luxembourg
Deutsche Boerse Systems Inc.	Chicago, United States
Deutsche Börse Services s.r.o	Prague, Czech Republic
Deutsche Gesellschaft für Wertpapierabwicklung mbH	Frankfurt am Main, Germany
Difubolsa, Serviços de Difusão e Informaçao de Bolsa S.A.	Lisboa, Portugal
ETC Acquisition Corp.	Wilmington, Delaware, United States
Eurex Bonds GmbH	Frankfurt am Main, Germany
Eurex Clearing AG	Frankfurt am Main, Germany
Eurex Frankfurt AG	Frankfurt am Main, Germany
Eurex Repo GmbH	Frankfurt am Main, Germany
Eurex Services GmbH	Frankfurt am Main, Germany
Eurex Zürich AG	Zurich, Switzerland
European Energy Exchange AG	Leipzig, Germany
Finnovation S.A.	Luxembourg, Luxembourg
Infobolsa Deutschland GmbH	Frankfurt am Main, Germany
Infobolsa S.A.	Madrid, Spain
International Securities Exchange Holdings, Inc.	Dover, Delaware, United States
International Securities Exchange, LLC	Dover, Delaware, United States
Longitude LLC	Wilmington, Delaware, United States
LuxCSD S.A.	Luxembourg, Luxembourg
Market News International Inc.	New York, United States
Need to Know News, LLC	Chicago, United States
Open Finance, S.L.	Valencia, Spain
REGIS-TR S.A.	Luxembourg, Luxembourg
Risk Transfer Re S.A.	Luxembourg, Luxembourg
Scoach Europa AG	Frankfurt am Main, Germany
Scoach Holding S.A.	Luxembourg, Luxembourg
Scoach Schweiz AG	Zürch, Switzerland
STOXX Ltd.	Zurich, Switzerland
Tradegate Exchange GmbH	Berlin, Germany
U.S. Exchange Holdings, Inc.	Wilmington, Delaware, United States
U.S. Exchange, L.L.C. (dormant)	Washington, United States
Xlaunch GmbH	Frankfurt am Main, Germany

Information pursuant to Section 2 no. 2 of the WpÜG Offer Regulation
in conjunction with Section 7 of the Securities Prospectus Act (*Wertpapierprospektgesetz*) and the
Commission Regulation (EC) No 809/2004 (29 April 2004), as amended,
implementing Directive 2003/71/EC of the European Parliament and of the Council
regarding information contained in prospectuses as well as the format,
incorporation by reference and publication of such prospectuses
and dissemination of advertisements
("Prospectus Regulation")

Regarding the information contained in this Annex of the Offer Document the following should also be taken into account:

I. References in this Annex 2 to this "Document" or the "Prospectus" shall be deemed to be references to this Annex 2 in the context of this Offer Document.

II. The Bidder will update this Offer Document to the extent permissible and required under the German Takeover Act, and will comply with its obligation under U.S. law based on the Registration Statement according to the Exchange Act to inform security holders of any material change in the information published, sent or given to security holders. The Bidder will also, as applicable, publish additional accompanying information regarding the exchange offer, which will be made available on the Bidder's website at http://www.global-exchange-operator.com, and will file such information in English on the SEC's website at http://www.sec.gov/edgar/searchedgar/companysearch.html.

III. All notifications and announcements required pursuant to the German Takeover Act will also be published on the internet at http://www.global-exchange-operator.com (in German as well as in English) and in German in the electronic Federal Gazette. The Bidder will also file such notifications and announcements in English with the SEC and otherwise comply with its obligation under U.S. law with respect to informing security holders of any material change in the information published, sent or given to security holders.

TABLE OF CONTENTS

SUMMARY

This summary should be read as an introduction to this Annex 2 of the Offer Document. Any decision to invest in Holdco shares should be based on consideration of all the information contained in this Annex 2 of the Offer Document as a whole by you. In this document one ordinary share of Alpha Beta Netherlands Holding N.V. (herein referred to as "Holdco") with a nominal value of € 1.00 is referred to as "Holdco share." You should carefully read this Annex 2 of the Offer Document in its entirety. The following summary is deemed to be an introduction only and does not claim to contain all detailed information that may be material to investors. Investors should therefore read the entire Annex 2 of the Offer Document carefully.

Under laws in effect in the states within the EEA civil liability is attached to those persons who have assumed liability for the summary — including any translation thereof — or who have prepared this summary, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this Annex 2 of the Offer Document. Where a claim relating to information contained in this document is brought before a court in a state within the EEA, the plaintiff investor may, under the national legislation of the state where the claim is brought, be required to bear the costs of translating this Annex 2 of the Offer Document before the legal proceedings are initiated.

The Companies

Holdco

Alpha Beta Netherlands Holding N.V. (which is referred to in this document as "Holdco") is a newly incorporated public limited liability company (*naamloze vennootschap*) formed under the laws of the Netherlands that will become the parent company of Deutsche Börse and NYSE Euronext upon the completion of the combination. To date, Holdco has not conducted any material activities other than those incident to its formation and the matters contemplated by the business combination agreement. Holdco's business address is Beursplein 5, 1012 JW Amsterdam, the Netherlands. Its telephone number is +31 (0) 20 550-4444. It is expected that, prior to the completion of the combination, the name of Holdco will be changed to a name to be agreed between NYSE Euronext and Deutsche Börse.

Deutsche Börse Group

Deutsche Börse was originally formed on August 1, 1990 under the name "Frankfurter Wertpapierbörse AG." In December 1992, it changed its name to "Deutsche Börse Aktiengesellschaft." In 1993, a system for electronically consolidating order routing, price determination and processing, was implemented across Germany, thereby giving full electronic support, for the first time, to floor trading on the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*). Its electronic trading platform Xetra was subsequently launched in November 1997. In June 1998, the derivatives exchange Eurex was established as a joint venture between Deutsche Börse and the Swiss Stock Exchange SWX by combining their derivatives exchanges, Deutsche Terminbörse and SOFFEX Swiss Options and Financial Forwards Exchange. Subsequently, in January 2000, Deutsche Börse Clearing AG and Cedel International S.A. merged to form Clearstream International S.A., a company incorporated under the laws of Luxembourg, which, together with its subsidiaries, handles Deutsche Börse Group's securities post-trade services except for clearing. In connection with the initial public offering of Deutsche Börse shares in February 2001, Deutsche Börse shares were admitted to trading on the Frankfurt Stock Exchange. Following its capital increase in June 2002, Deutsche Börse acquired all shares of Clearstream International S.A., which has since then been integrated into Deutsche Börse Group. Deutsche Börse shares were included in the DAX index as of December 2002. In March 2003, Deutsche Börse Group introduced the central counterparty for cash equities for share trading on Xetra and on the trading floor of the Frankfurt Stock Exchange. In 2007, Eurex completed the acquisition of the U.S. options exchange International Securities Exchange Holdings, Inc. (which is referred to in this document as "ISE") creating the largest transatlantic marketplace for derivatives. In order to strengthen its position in the international index business Deutsche

Börse increased its equity investment in index provider STOXX Ltd. from 33% to 50% in December 2009.

As one of the largest exchange organizations worldwide, Deutsche Börse Group offers its customers a broad portfolio of products and services. These cover the entire process chain of financial market transactions, including trading and clearing of securities, including derivatives, through transaction settlement, custody and collateral management of securities and providing market information, down to the development and operation of electronic systems.

Deutsche Börse Group's business activities are currently divided into four segments: Xetra, Eurex, Clearstream and Market Data & Analytics.

As of December 31, 2010, Deutsche Börse Group employed 3,490 people in 19 locations in 15 countries. As of March 31, 2011, Deutsche Börse Group employed 3,507 people. Since March 31, 2011, the total number of employees has not changed significantly. In 2010, based on financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (which is referred to in this document as "IFRS"), and IFRS as applied in the European Union, Deutsche Börse generated revenues on a consolidated basis of €2,226.7 million and earnings before interest and tax of €527.8 million.

The address of Deutsche Börse's principal office is Mergenthalerallee 61, 65760 Eschborn, Germany, and its telephone number is +49 (0) 69 2 11 0. Its website is *www.deutsche-boerse.com*. Information contained on Deutsche Börse Group's website does not constitute part of this document. This website address is an inactive text reference and is not intended to be an actual link to the website.

NYSE Euronext

NYSE Euronext, a Delaware corporation, was organized on May 22, 2006 in anticipation of the combination of the businesses of NYSE Group, Inc., a Delaware corporation, and Euronext N.V., a company organized under the laws of the Netherlands. The combination was consummated on April 4, 2007. NYSE Group, Inc. was formed in connection with the March 7, 2006 merger between New York Stock Exchange, Inc., a New York Type

A not-for-profit corporation, and Archipelago Holdings, Inc., a Delaware corporation. Euronext was the first cross-border exchange group, created with the 2000 merger of the Paris, Amsterdam and Brussels stock exchanges. The New York Stock Exchange traces its origins to the Buttonwood Agreement, signed in 1792 by a group of 24 traders gathered under a buttonwood tree in lower Manhattan. In 1817, the traders formed the New York Stock & Exchange Board, which in 1863 was renamed the New York Stock Exchange. The Amsterdam Stock Exchange, Euronext's oldest constituent and the world's first stock exchange, originated in 1602 in conjunction with a stock issuance by the Dutch East India Company.

NYSE Euronext is a leading global operator of financial markets and provider of innovative trading strategies. NYSE Euronext offers a broad and growing array of products and services in cash equities, futures, options, swaps, exchange-traded products, bonds, carbon trading, clearing operations, market data and commercial technology solutions, all designed to meet the evolving needs of issuers, investors, financial institutions and market participants. NYSE Euronext has three reportable business segments: Derivatives, Cash Trading & Listings, and Information Services and Technology Solutions.

As of December 31, 2010, NYSE Euronext employed 2,968 full-time equivalent employees. Since December 31, 2010 the total number of employees has not changed significantly. For the year ended December 31, 2010, based on financial statements prepared in accordance with U.S. generally accepted accounting principles (which is referred to in this document as "U.S. GAAP"), NYSE Euronext generated $4,425 million in revenues and $745 million in operating income from continuing operations.

NYSE Euronext's principal executive office is located at 11 Wall Street, New York, New York 10005. Its telephone number is +1 (212) 656-3000. Its European headquarters are located at 39 rue Cambon, 75039 Paris, France, and its telephone number is +33 1 49 27 10 00. Its website is *www.nyse.com*. Information contained on NYSE Euronext's website does not constitute a part of this document. This website address is an inactive text

reference and is not intended to be an actual link to the website.

The Combination

Pursuant to the business combination agreement, Deutsche Börse and NYSE Euronext have agreed to combine their businesses under a new Dutch holding company. The effect of the combination will be that Deutsche Börse and NYSE Euronext will become subsidiaries of Holdco. NYSE Euronext will become a subsidiary of Holdco through a merger of a wholly owned subsidiary of Holdco with and into NYSE Euronext, and Deutsche Börse will become a subsidiary of Holdco through an exchange offer of Holdco shares for Deutsche Börse shares.

Following the exchange offer, and depending on the percentage of Deutsche Börse shares acquired by Holdco in the exchange offer, Deutsche Börse and Holdco intend to complete a post-completion reorganization. Holdco will enter into (1) either a domination agreement or a combination of a domination agreement and a profit and loss transfer agreement (either directly or through a wholly owned subsidiary), pursuant to which the remaining shareholders of Deutsche Börse will have limited rights, including a limited ability to participate in the profits of Deutsche Börse Group and/or (2) a mandatory buy-out of the Deutsche Börse shares from any remaining holders thereof by way of a squeeze-out transaction pursuant to Section 327a *et seq*. of the German Stock Corporation Act (*Aktiengesetz*) or by applying for a court order in accordance with Sections 39a *et seq*. of the German Takeover Act.

The Merger

The parties to the business combination agreement have agreed that, immediately after the time that Holdco accepts for exchange, and exchanges, the Deutsche Börse shares that are validly tendered and not withdrawn in the exchange offer, Pomme Merger Corporation, a wholly owned subsidiary of Holdco, will merge with and into NYSE Euronext, as a result of which NYSE Euronext will become a wholly owned subsidiary of Holdco.

In the merger, each outstanding NYSE Euronext share will be converted into the right to receive 0.47

of a fully paid and non-assessable Holdco share. Upon completion of the merger, the surviving corporation will be NYSE Euronext, which will be a wholly owned subsidiary of Holdco. This 0.47 exchange ratio for the merger is fixed and will not be adjusted to reflect stock price changes prior to the completion of the merger.

NYSE Euronext Special Meeting

To effect the merger, a special meeting of NYSE Euronext shareholders will be held at 11 Wall Street, New York, New York 10005, on July 7, 2011, starting at 8:00 a.m. New York City time. At this special meeting, NYSE Euronext shareholders will be asked to consider and to vote on:

- a proposal to adopt the business combination agreement and approve the transactions contemplated by the business combination agreement; and

- three proposals relating to the Holdco articles of association that will be in effect after completion of the combination; and

- any proposal that may be made by the chairman of the NYSE Euronext board of directors to adjourn or postpone the special meeting in order to (1) solicit additional proxies with respect to the above-mentioned proposals and/or (2) hold the special meeting on a date that is on or about the date of the expiration of the offer acceptance period for the exchange offer, in the event that such date of expiration is extended.

The affirmative vote of the holders of a majority of the NYSE Euronext shares outstanding and entitled to vote at the NYSE Euronext special meeting as of the record date is required for the adoption of the business combination agreement and approval of the transactions contemplated by the business combination agreement. The affirmative vote of the holders of a majority of the NYSE Euronext shares represented and entitled to vote at the NYSE Euronext special meeting is required for the approval of the three proposals relating to the Holdco articles of association and any proposal to postpone or adjourn the NYSE Euronext special meeting.

Exchange Offer

Bidder:	Alpha Beta Netherlands Holding N.V., Beursplein 5, 1012 JW Amsterdam, The Netherlands (which is referred to in this document as "Holdco").
Target:	Deutsche Börse Aktiengesellschaft, 60485 Frankfurt am Main, Germany, with its business address at Mergenthalerallee 61, 65760 Eschborn.
Subject matter of the exchange offer:	Acquisition of all registered no-par-value shares (*auf den Namen lautende Stückaktien*) of Deutsche Börse (ISIN DE0005810055) each representing a pro rata amount of € 1.00 per share of the registered share capital (*Grundkapital*), in each case with all ancillary rights.
Offer Consideration:	195,146,864 ordinary share of Holdco with a nominal value of € 1.00 and full dividend rights since formation of Holdco on February 10, 2011 in exchange for Deutsche Börse shares and in an exchange ratio of one Holdco share for one Deutsche Börse share
Offer Conditions:	The exchange offer and the agreements which come into existence as a result of accepting the exchange offer are subject to the satisfaction of numerous completion conditions and will thus only be consummated if the following conditions are satisfied:

    (a) At the end of the offer acceptance period, the sum of (i) the number of Deutsche Börse shares that have been validly tendered and not withdrawn under the exchange offer and (ii) Deutsche Börse shares that Holdco already holds or has acquired equals at least 75% of the sum of Deutsche Börse shares issued as of the end of the offer acceptance period and the number of Deutsche Börse shares that Deutsche Börse may issue after publication of the exchange offer prospectus in accordance with the German Takeover Act pursuant to obligations in effect as of the time of such publication, such as outstanding options;

    (b) On or prior to March 31, 2012, (i) any waiting period (and any extension thereof) applicable to the exchange offer and the merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, must have expired or been terminated with the consequence that the exchange offer and the merger may be consummated, and (ii) the EU Commission must have, or must be deemed to have, cleared the exchange offer and the merger pursuant to the Council Regulation (EC) 139/2004 of the European Community;

    (c) Effectiveness of the Registration Statement regarding the Holdco shares to be issued in the context of the exchange offer and the merger pursuant to the U.S. Securities Act of 1933 prior to the end of the offer acceptance period and no stop order by the SEC or any proceeding initiated by the SEC seeking such a stop order;

(d) Prior to the end of the offer acceptance period, the NYSE Euronext stockholders shall have granted the required consent to the merger at the NYSE Euronext special meeting; and

(e) No law, regulation, administrative act or injunction of a governmental entity, court or legislative body in certain specified countries is in effect as of the expiration of the offer acceptance period, which would restrain or prohibit the combination or the acquisition or ownership of Deutsche Börse shares or NYSE Euronext shares by Holdco;

(f) Receipt of other approvals (or, where applicable, absence of disapproval) of numerous specified public entities in certain specified countries (or, where applicable, continued absence of disapproval) on or prior to March 31, 2012;

(g) No material adverse market change, i.e. suspension of the currency trading or debt markets for more than three consecutive trading days in Frankfurt am Main, London or New York during the time between the publication of the exchange offer document and the expiration of the offer acceptance period;

(h) No material adverse effect on NYSE Euronext prior to the expiration of the offer acceptance period;

(i) No material adverse effect on Deutsche Börse prior to the expiration of the offer acceptance period;

(j) Receipt of one or more private letter rulings from the U.S. Internal Revenue Service by each of NYSE Euronext and Deutsche Börse on or prior to the date of the expiration of the offer acceptance period confirming that the exchange offer and the merger qualify as particular transactions under U.S. Internal Revenue Code.

Offer Acceptance Period:	May 4, 2011 to midnight, at the end of July 13, 2011 (Central European Daylight Savings Time)
Subsequent Offering Period:	Provided that the offer acceptance period is not automatically extended under certain conditions, the subsequent offering period is expected to begin on July 20, 2011 and to expire on August 2, 2011.
Withdrawal	Until the end of the offer acceptance period, the shareholders of Deutsche Börse may, at any time, withdraw from the agreements concluded as a result of the acceptance of the exchange offer.
Settlement of the exchange offer:	The delivery of the Holdco offer shares will occur in due course but in no event later than seven banking days (i) following the end of the additional offer acceptance period or (ii) following the day the satisfaction and/or waiver of all completion conditions is published by Holdco, whichever is the later date. A "banking day" relates to a day on which the banks in Frankfurt am Main, Germany, as well as in New York, New York, United States are open for general business.

Information on the Holdco Offer Shares:

International Securities Identification Number ("ISIN"): NL0009766997

German Securities Code (*Wertpapierkennnummer*) ("WKN"): A1H81K

Common Code: 062269324
Ticker Symbol: AL4

Admission to and Commencement of Trading:

Holdco (1) intends to list its shares on the New York Stock Exchange subject to the notice of issuance and (2) will apply prior to the time of delivery of the Holdco shares pursuant to the exchange offer and the merger, for admission of its shares to trading on the regulated market (*regulierter Markt*) of the Frankfurt Stock Exchange and simultaneously on the regulated market of NYSE Euronext Paris (*marché réglementé de NYSE Euronext à Paris*).

Holdco expects that the Holdco shares will have been admitted to trading and listed at the time of delivery to the shareholders of Deutsche Börse having accepted the exchange offer.

Commencement of trading on the Frankfurt Stock Exchange, Euronext Paris and the New York Stock Exchange is expected to occur immediately after delivery of the Holdco shares to the Deutsche Börse shareholders who have accepted the exchange offer.

Settlement Agent:

Deutsche Bank AG as central settlement agent and exchange escrow agent in connection with the exchange offer

Reasons for the Exchange Offer and Use of Proceeds:

The exchange offer forms part of the transaction that has been agreed by Deutsche Börse and NYSE Euronext to implement the combination, by which the businesses of Deutsche Börse Group and NYSE Euronext will be combined under Holdco as a holding company.

Holdco expects the total costs that it will incur in connection with the exchange offer to be paid by Holdco at approximately up to € 4.0 million.

Holdco will not receive any proceeds from such exchange offer.

Material Transaction Fees

Deutsche Börse and NYSE Euronext currently estimate that they will incur approximately €100 million of legal, banking and other professional fees and costs related to the combination, of which approximately €45 million will be payable regardless of whether the combination is completed.

Structure of the Combination

In the combination, Deutsche Börse Group's business will be brought under Holdco through the exchange offer, and NYSE Euronext's business will be brought under Holdco through the merger. As soon as possible after the completion of the exchange offer and the merger, Holdco intends to effectuate the post-completion reorganization. Holdco intends to effectuate one or more corporate reorganization transactions, which may include entering (directly and/or through a wholly owned subsidiary) into a domination agreement or a combination of a domination agreement and a profit and loss transfer agreement. In the event that Holdco holds, directly or indirectly, 95% or more of the issued Deutsche Börse shares after the completion of the exchange offer or any time thereafter, Holdco may also effectuate the post-completion reorganization by commencing a mandatory buy-out of the Deutsche Börse shares from any remaining shareholders thereof.

If a new German legislation, which is currently being prepared, permits a mandatory buy-out at a lower ownership threshold, Holdco may perform a mandatory buy-out if, after completion of the exchange offer or any time thereafter, it meets this lower ownership threshold.

The following diagram illustrates the structure of the combination and assumes that Holdco effects the post-completion reorganization by way of a domination agreement:

The Combination


Exchange Offer
Holdco (Netherlands)
Public Shareholders
100%
Public Shareholders
100%
100%
NYSE Euronext (Delaware)
Merger
Merger Sub (Delaware)
Deutsche Börse (Germany)

After the Combination and the Post-Completion Reorganization


Combined Public Shareholders
Holdco (Netherlands)
Domination Agreement
Public Shareholders
100%
≥ 75%
≤ 25%
NYSE Euronext (Delaware)
Deutsche Börse (Germany)

Deutsche Börse's Reasons for the Combination

The Deutsche Börse management board and the Deutsche Börse supervisory board approved the business combination agreement and will recommend, subject to their duties under applicable law, that the Deutsche Börse shareholders tender their Deutsche Börse shares in the exchange offer. In reaching its decision to approve the combination, the Deutsche Börse management board consulted with its financial and legal advisors and considered a variety of factors, including the following factors:

- that the combination presented significant strategic opportunities;

- that the combination would be expected to create significant cost savings and revenue synergies;

- that former Deutsche Börse shareholders and former NYSE Euronext shareholders would hold approximately 60% and 40%, respectively, of the outstanding Holdco shares, assuming that all Deutsche Börse shareholders tendered in the exchange offer;

- the financial analyses presented to it by Deutsche Bank Securities, Inc. and J.P. Morgan Securities, LLC and the opinion of each that, as of February 15, 2011 and based upon and subject to the various factors, assumptions and limitations set forth in their respective opinions, the exchange ratio in the proposed exchange offer was fair, from a financial point of view, to holders of Deutsche Börse shares (other than Deutsche Börse);

- that the consideration payable to Deutsche Börse shareholders in the exchange offer would be Holdco shares and, therefore, would allow Deutsche Börse shareholders to participate in potential further appreciation of the combined company after the combination;

- that the governance arrangements provided by the business combination agreement would enable continuity of management and an effective and timely integration of the two companies' operations and

reflected that the transaction was structured as a balanced business combination rather than an acquisition of either company;

- its knowledge of Deutsche Börse Group's and NYSE Euronext's businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management; and

- the risks and uncertainties associated with other potential strategic alternatives that might be available to Deutsche Börse.

NYSE Euronext's Reasons for the Combination

The NYSE Euronext board of directors approved the business combination agreement and have recommended that the NYSE Euronext shareholders vote FOR the adoption of the business combination agreement and the approval of the transactions contemplated by the business combination agreement. In reaching its decision to approve the combination and recommend to the NYSE Euronext shareholders that they adopt the business combination agreement, the NYSE Euronext board of directors consulted with NYSE Euronext management and its financial and legal advisors and considered a variety of factors, including the factors:

- that the combination with Deutsche Börse would enable NYSE Euronext to accelerate the benefits of its existing strategy;

- that the combination presented significant strategic opportunities;

- that the consideration payable to NYSE Euronext shareholders in the merger would be Holdco shares and, therefore, would allow NYSE Euronext shareholders to participate in potential further appreciation of the combined company after the combination;

- that the combination would be expected to create significant cost savings and revenue synergies;

- that the exchange ratio of 0.47 of a Holdco share for each NYSE Euronext share in the merger and one Holdco share for each Deutsche Börse share in the exchange offer implied as of the date of the announcement of the business combination agreement that a premium would be received by NYSE Euronext shareholders in the merger;

- that former Deutsche Börse shareholders and former NYSE Euronext shareholders would hold approximately 60% and 40%, respectively, of the outstanding Holdco shares, assuming that all Deutsche Börse shareholders tendered in the exchange offer;

- the financial analyses presented to the NYSE Euronext board of directors by Perella Weinberg and the opinion of Perella Weinberg that, as of February 15, 2011 and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the exchange ratio in the merger of 0.47 is fair, from a financial point of view, to NYSE Euronext shareholders;

- that the governance arrangements provided by the business combination agreement would enable continuity of management and an effective and timely integration of the two companies' operations and reflected that the transaction was structured as a business combination rather than an acquisition of either company;

- its knowledge of NYSE Euronext's and Deutsche Börse Group's businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management; and

- the risks and uncertainties associated with other potential strategic alternatives that might be available to NYSE Euronext.

Interests of Directors, Board Members, and Executive Officers in the Combination

Shareholders of Deutsche Börse and shareholders

of NYSE Euronext should be aware that some of the Deutsche Börse management board members, Deutsche Börse supervisory board members and directors and executive officers of NYSE Euronext may have interests in the combination that are different from, or in addition to, the interests of the Deutsche Börse shareholders and NYSE Euronext shareholders. These interests may include, but are not limited to, the continued employment of certain Deutsche Börse management board members and executive officers of NYSE Euronext, the continued positions of certain Deutsche Börse supervisory board members and certain directors of NYSE Euronext as directors of Holdco and the indemnification of former Deutsche Börse management and supervisory board members and directors and executive officers of NYSE Euronext by Holdco. These interests also include the treatment in the combination of restricted stock units, stock options and other rights held by these directors, board members and executive officers. As of March 14, 2011, members of the Deutsche Börse management board and the Deutsche Börse supervisory board owned 50,780 Deutsche Börse shares in the aggregate.

Shareholders of Deutsche Börse and shareholders of NYSE Euronext should be aware that, as of March 1, 2011, NYSE Euronext directors and executive officers and their affiliates owned and were entitled to vote approximately 0.3% of the outstanding NYSE Euronext shares entitled to vote at the NYSE Euronext special meeting.

Opinion of the Financial Advisor to the NYSE Euronext Board of Directors

Perella Weinberg Partners LP (which is referred to in this document as "Perella Weinberg") rendered its oral opinion, subsequently confirmed in writing, to the NYSE Euronext Board of Directors that, on February 15, 2011, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the merger exchange ratio in the combination was fair, from a financial point of view, to holders of NYSE Euronext shares (other than Deutsche Börse or any affiliate of Deutsche Börse).

The opinion does not address NYSE Euronext's underlying business decision to enter into the combination or the relative merits of the combination as compared with any other strategic alternative that may have been available to NYSE Euronext. The opinion does not constitute a recommendation to any holder of NYSE Euronext shares or Deutsche Börse shares as to how such holders should vote or otherwise act with respect to the combination or any other matter and does not in any manner address the prices at which NYSE Euronext shares, Holdco shares or Deutsche Börse shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the combination to, or any consideration to, the holders of any other class of securities, creditors or other constituencies of NYSE Euronext. Perella Weinberg provided its opinion for the information and assistance of the NYSE Euronext board of directors in connection with, and for the purposes of its evaluation of, the combination.

Opinions of the Financial Advisors to Deutsche Börse

Opinion of Deutsche Bank Securities Inc. as Deutsche Börse's Financial Advisor

On February 15, 2011, Deutsche Bank Securities Inc. (which is referred to in this document as "DBSI"), delivered its opinion at a meeting of the Deutsche Börse supervisory board, at which all members of the Deutsche Börse management board were present, that as of the date of the opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations described in the opinion, the exchange ratio of one Holdco share for each Deutsche Börse share tendered by Deutsche Börse shareholders (which is referred to in this document as the "Deutsche Börse exchange ratio") pursuant to the exchange offer was fair, from a financial point of view, to the holders of Deutsche Börse shares.

The DBSI opinion does not express an opinion or recommendation as to whether any holder of Deutsche Börse shares should tender any Deutsche Börse shares in connection with the exchange offer. The DBSI opinion also does not address the fairness of the combination, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Deutsche Börse or NYSE Euronext (other than the fairness, from a financial point of view of the Deutsche Börse exchange ratio to the holders of Deutsche Börse shares), nor does it address the fairness of the contemplated benefits of the combination. DBSI's opinion and its financial analyses set forth in this document were prepared for use by the management and supervisory boards of Deutsche Börse. They were not prepared for the use of any holders of NYSE Euronext shares and do not constitute a recommendation as to how any holder of NYSE Euronext shares should vote with respect to the merger, the other aspects of the combination or any other matter.

Opinion of J.P. Morgan as Deutsche Börse's Financial Advisor

J.P. Morgan Securities LLC., which is referred to as J.P. Morgan, delivered its opinion to the management board and the supervisory board of Deutsche Börse that, as of the date of the fairness opinion and based upon and subject to the various factors, assumptions and limitations set forth therein, the exchange ratio in the proposed exchange offer was fair, from a financial point of view, to the holders of Deutsche Börse shares (other than Deutsche Börse).

J.P. Morgan provided its opinion for the information and assistance of the management board and the supervisory board of Deutsche Börse in connection with their consideration of the proposed combination. The J.P. Morgan opinion is addressed to the management board and the supervisory board of Deutsche Börse and does not constitute a recommendation to any holder of Deutsche Börse shares as to whether such holder should tender its Deutsche Börse shares in the exchange offer or how such holder should vote with respect to the combination or any other matter if such vote is required. The opinion and advice provided by J.P. Morgan is not and should not be considered a value opinion as is customarily rendered by qualified auditors based on the requirements of German corporate law (*e.g.*, in connection with a mandatory buy-out of Deutsche Börse shares or entering into a

domination agreement and/or a profit and loss transfer agreement), nor has J.P. Morgan expressed any opinion as to the compensation which may be payable to holders of Deutsche Börse shares in connection with such a mandatory buy-out of their Deutsche Börse shares or in connection with entering into a domination agreement and/or a profit and loss transfer agreement. J.P. Morgan's opinion and its financial analyses set forth in this document were prepared for use by the management and supervisory boards of Deutsche Börse. They were not prepared for the use of any holders of NYSE Euronext shares and do not constitute a recommendation as to how any holder of NYSE Euronext shares should vote with respect to the merger, the other aspects of the combination or any other matter.

Conditions to Completion of the Combination

The completion of the combination is subject to the satisfaction of a number of conditions. Pursuant to the business combination agreement, NYSE Euronext's obligation to complete the merger is subject to the completion of the exchange offer and acquisition by Holdco of all of the Deutsche Börse shares validly tendered and not withdrawn in the exchange offer. In turn, the completion of the exchange offer is subject to the satisfaction (or waiver by Holdco with NYSE Euronext's and/or Deutsche Börse's approval, to the extent waiver is permitted under the business combination agreement, by the German Takeover Act and other applicable laws) of the conditions set forth in the business combination agreement.

Appraisal Rights

Deutsche Börse

Under German law, Deutsche Börse shareholders will generally not be entitled to appraisal rights in connection with the exchange offer. However, if Holdco (directly and/or through a subsidiary) effects the post-completion reorganization by way of a domination agreement or a combination of a domination agreement and a profit and loss transfer agreement and/or by way of a squeeze-out transaction pursuant to Section 327a *et seq.* of the German Stock Corporation Act under German law, an appraisal proceeding (*Spruchverfahren*) is available under the German

Appraisal Proceedings Act (*Spruchverfahrensgesetz*), pursuant to which a court can be asked to determine the adequacy of consideration or compensation paid to the Deutsche Börse shareholders under the domination agreement or the combination of a domination agreement and a profit transfer agreement and in connection with the squeeze-out transaction pursuant to Section 327a *et seq.* of the German Stock Corporation Act, respectively.

Such appraisal proceeding will, however, not be available in connection with a squeeze-out transaction which is performed by Holdco by applying for a court order in accordance with Sections 39a *et seq.* of the German Takeover Act.

NYSE Euronext

Under the Delaware general corporation law, which governs the merger, as well as under the NYSE Euronext certificate of incorporation and bylaws, NYSE Euronext shareholders are not entitled to any appraisal rights in connection with the merger.

Directors and Management of Holdco Prior to the Combination

To date, Holdco has not conducted any material activities other than those incident to its formation and the matters contemplated by the business combination agreement. Holdco is currently managed by a management board with two managing directors, one designated by Deutsche Börse and one designated by NYSE Euronext. Decisions of the management board may only be made by both managing directors acting jointly.

Directors and Management of Holdco Following the Combination

Holdco Board of Directors

Following the combination, the Holdco board of directors will consist of 17 members, including Dr. Reto Francioni, the current chief executive officer of Deutsche Börse, who will serve as the chairman of the Holdco group and Duncan L. Niederauer, the current chief executive officer of NYSE Euronext, who will serve as the Holdco group chief executive officer. In addition, 15 non-executive directors, consisting of nine non-executive directors designated by Deutsche Börse and six non-executive directors designated by NYSE Euronext will serve on the Holdco board of directors.

The directors will be appointed for a term (or several consecutive terms) that expires at the Holdco annual general meeting of shareholders occurring in 2015 (or in 2016 in the case of the Holdco group chairman and the Holdco group chief executive officer).

Holdco Group Chairman

The business combination agreement provides that Dr. Reto Francioni, the current chief executive officer of Deutsche Börse, will be the Holdco group chairman for an initial term (or several consecutive terms) expiring at the end of the annual general meeting of shareholders of Holdco occurring in 2016. During this term, the Holdco group chairman will have customary duties of a chairman, such as leading meetings of Holdco's board of directors and setting meeting agendas, as well as certain additional agreed responsibilities and authorities.

Until the sixth annual general meeting of shareholders after completion of the combination, the Holdco group chairman will have a primary office in Frankfurt and a secondary office in New York, and the Holdco group chief executive officer will have a primary office in New York and a secondary office in Frankfurt. Alternatively, the Holdco group chairman and the Holdco group chief executive officer may decide to switch their office locations in a reciprocal manner, with the Holdco group chairman having his or her primary office in New York if the Holdco group chief executive officer has his or her primary office in Frankfurt.

Holdco Group Chief Executive Officer

The business combination agreement provides that Duncan L. Niederauer, the current chief executive officer and a director of NYSE Euronext, will be the Holdco group chief executive officer for an initial term (or several consecutive terms) expiring at the end of the annual general meeting of shareholders occurring in 2016. During this term, the Holdco group chief executive officer will have the typical roles of a chief executive officer.

Board Committees

Upon completion of the combination, the Holdco board of directors will initially have the following six committees:

- Audit, Finance and Risk Committee;
- Nomination, Governance and Corporate Responsibility Committee;
- Human Resources and Compensation Committee;
- Strategy Committee;
- Integration Committee; and
- Technology Committee.

Each of the committees mentioned above will consist of three directors nominated for appointment upon designation by Deutsche Börse and two directors nominated for appointment upon designation by NYSE Euronext until the end of the annual general meeting of shareholders occurring in 2015.

Global Executive Committee of Holdco

The Global Executive Committee of the Holdco group will consist of four individuals who are currently executives of NYSE Euronext, including the chief executive officer of NYSE Euronext, and four individuals who are currently executives of Deutsche Börse. The Global Executive Committee will be responsible for the management of the day-to-day business of the Holdco group. The members of the Global Executive Committee will strive to reach decisions on a unanimous basis, and the Holdco group chief executive officer will decide any matters which are not unanimous. Any appointment of members of the Global Executive Committee will be made by the Holdco group chief executive officer in close consultation with the Holdco group chairman and the Holdco board of directors.

Dual Headquarters

The Holdco articles of association to be effective upon completion of the combination will provide that the Holdco group will have dual headquarters in Frankfurt and New York.

Third-Party Acquisition Proposals

Subject to certain exceptions, the business combination agreement generally restricts the ability of Deutsche Börse and NYSE Euronext to solicit or engage in discussions or negotiations with a third-party regarding a proposal to acquire a significant interest in either entity.

Under certain circumstances, the Deutsche Börse management board, the Deutsche Börse supervisory board and the NYSE Euronext board of directors may engage in discussions or negotiations in response to a bona fide unsolicited written acquisition proposal if they conclude that there is a reasonable likelihood that such proposal could constitute a "superior proposal" and due compliance with their respective fiduciary duties so requires. A superior proposal within the meaning of the business combination agreement means, with respect to either NYSE Euronext or Deutsche Börse, a bona fide written acquisition proposal obtained not in breach of the "non-solicitation" provisions of the business combination agreement for or in respect of 50% or more of the outstanding NYSE Euronext shares or Deutsche Börse shares (as applicable) or 50% or more of the assets of NYSE Euronext and its subsidiaries, on a consolidated basis, or Deutsche Börse and its subsidiaries, on a consolidated basis, as applicable, on terms that the NYSE Euronext board of directors or the Deutsche Börse boards, as applicable, under certain conditions concludes are more favorable to its shareholders than the transactions contemplated by the business combination agreement.

If, prior to the consummation of the exchange offer or NYSE Euronext shareholder approval, the Deutsche Börse management board, the Deutsche Börse supervisory board or the NYSE Euronext board of directors, respectively, in good faith conclude (following receipt of the advice of their financial advisors and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the acquisition proposal or offer, and taking into account any improved terms that either Deutsche Börse or NYSE Euronext may have offered, that the acquisition proposal constitutes a superior proposal, then, in the case of Deutsche Börse, the Deutsche Börse

management board and the Deutsche Börse supervisory board may change their recommendation that the Deutsche Börse shareholders tender their Deutsche Börse shares in the exchange offer, and, in the case of NYSE Euronext, the NYSE Euronext board of directors may change its recommendation that the NYSE Euronext shareholders vote in favor of the business combination agreement and the transactions contemplated by the business combination agreement.

Termination of the Business Combination Agreement

Deutsche Börse and NYSE Euronext may jointly agree to terminate the business combination agreement at any time. Either Deutsche Börse or NYSE Euronext may also terminate the business combination agreement in various circumstances, including, but not limited to, failure to receive the necessary NYSE Euronext shareholder approval, failure to obtain a necessary governmental approval, failure to achieve the minimum tender condition, failure to complete the combination by December 31, 2011 (subject to extension to March 31, 2012 by either party in certain circumstances) or upon the breach by the other party of certain of its obligations under the business combination agreement.

Termination Fees

Under the business combination agreement, NYSE Euronext will be required to pay Deutsche Börse a termination fee of €250 million if:

- an alternative acquisition proposal is made for NYSE Euronext, the NYSE Euronext board of directors has changed its recommendation and either (1) NYSE Euronext or Deutsche Börse terminates the business combination agreement because the NYSE Euronext shareholders fail to adopt the business combination agreement or (2) Deutsche Börse terminates the business combination agreement because of the change in recommendation by the NYSE Euronext board; or

- an alternative acquisition proposal is made for NYSE Euronext, the NYSE Euronext shareholders do not adopt the business

combination agreement and, within 9 months of termination of the business combination agreement, NYSE Euronext engages in an alternative transaction with a third party involving 40% or more of NYSE Euronext's equity or assets.

Deutsche Börse will be required to pay NYSE Euronext a termination fee of €250 million if:

- an alternative acquisition proposal is made for Deutsche Börse, either the Deutsche Börse supervisory board or management board has changed its recommendation and either (1) NYSE Euronext or Deutsche Börse terminates the business combination agreement because the minimum tender condition has not been satisfied prior to expiration of the offer acceptance period; or (2) NYSE Euronext terminates the business combination agreement because of a change in recommendation by the Deutsche Börse supervisory board or management board; or

- an alternative acquisition proposal is made for Deutsche Börse, the minimum tender condition has not been satisfied prior to expiration of the offer acceptance period and, within 9 months of termination of the business combination agreement, Deutsche Börse engages in an alternative transaction with a third party involving 40% or more of Deutsche Börse's equity or assets.

Stock Exchange Listing

Deutsche Börse shares are listed on the Frankfurt Stock Exchange under the symbol "DB1." NYSE Euronext shares, which are listed on the New York Stock Exchange and Euronext Paris under the symbol "NYX," will be delisted from the New York Stock Exchange and Euronext Paris as soon as practicable after the completion of the combination, as permitted by applicable law.

Holdco intends to list its shares on the New York Stock Exchange subject to the notice of issuance, and will apply prior to the time of delivery of the Holdco shares pursuant to the exchange offer and the merger to admit its shares to trading on the regulated market (*regulierter Markt*) of the Frankfurt

Stock Exchange and the sub-segment thereof with additional post-admission obligations (Prime Standard) and the regulated market segment of Euronext Paris.

Certain Differences in Shareholder Rights Before and After the Combination

Until the completion of the combination (and in the case of Deutsche Börse shareholders that do not tender their Deutsche Börse shares in the exchange offer, until the completion of the post-completion reorganization), Delaware law and the NYSE Euronext certificate of incorporation and bylaws will continue to govern the rights of NYSE Euronext shareholders, and German law and the Deutsche Börse articles of incorporation will continue to govern the rights of Deutsche Börse shareholders. After completion of the combination (or, as applicable, the post-completion reorganization), Dutch law and the Holdco articles of association will govern the rights of Holdco shareholders.

Material differences in the rights of NYSE Euronext shareholders prior to the combination and the rights of Holdco shareholders after the combination, on the other hand, will include, among others, the following:

- Amendments to Holdco's articles of association and certain extraordinary actions will require the approval of at least a two-thirds majority of the votes cast in a general meeting of shareholders in order to be effective.

- The election of directors (other than those nominated by the Holdco board of directors) and the removal of directors will require a two-thirds majority of the votes cast, and such votes must represent more than one-half of Holdco's issued capital on the resolution proposed for such an action.

- Each of the Holdco directors initially designated by NYSE Euronext and Deutsche Börse will be nominated by the Holdco board of directors for re-election pursuant to a binding nomination (within the meaning of Section 2: 133 of the Dutch Civil Code) at each of the annual general meetings of shareholders in 2012, 2013 and 2014, except that the Holdco group

chairman and the Holdco group chief executive officer will each also be nominated pursuant to a binding nomination for re-election to the Holdco board of directors at the annual general meeting of shareholders occurring in 2015. Under Dutch law and Holdco's articles of association, binding nominations may only be overridden by a shareholders resolution passed by a two-thirds majority of the votes cast, with such votes representing more than one-half of Holdco's issued capital. Alternatively, if Holdco determines that it is a "foreign private issuer" and is not otherwise required by applicable law, regulation or stock exchange listing standards to hold annual director elections, then the initial members of the Holdco board of directors will be appointed to serve on the board for a term that expires at the Holdco annual general shareholders meeting in 2015 (or in 2016 in the case of the Holdco group chairman and the Holdco group chief executive officer).

Summary of Risk Factors

Risks Relating to the Combination

- Because the exchange ratios in the exchange offer and the merger are fixed, the market value of the Holdco shares received by Deutsche Börse shareholders in the exchange offer or the Holdco shares received by NYSE Euronext shareholders in the merger may be less than the market value of the Deutsche Börse shares or NYSE Euronext shares that such holder held prior to the completion of the combination.

- Obtaining required regulatory approvals may prevent or delay completion of the combination or reduce the anticipated benefits of the combination or may require changes to the structure or terms of the combination or to the governance structure of Holdco.

- The implementation of the post-closing reorganization may be delayed or the

agreements necessary to such implementation may not take effect. As a result, the anticipated benefits from the combination may not be realized in full or at all.

- Holdco may not be able to successfully integrate the businesses and operations of Deutsche Börse Group and/or NYSE Euronext in a timely fashion or at all. This could have material adverse effects on Deutsche Börse Group's and NYSE Euronext's operations and their relationships with market participants, employees, regulatory authorities and other bodies as well as on their businesses, cash flows, assets, financial condition and results of operations.

- Holdco may fail to realize the anticipated cost savings, growth opportunities and synergies and other benefits anticipated from the combination, which could have a material adverse effect on Holdco's business, cash flows, assets, financial condition and results of operations.

- Holdco, Deutsche Börse Group and NYSE Euronext will incur significant transaction and combination-related costs in connection with the combination, some of which are payable regardless of whether the combination is completed.

- Upon completion of the combination certain change-of-control rights under material agreements may be triggered.

- Uncertainties associated with the combination may cause a loss of management personnel and other key employees, which could materially adversely affect the business and results of operations of Holdco.

- Failure to complete the combination could negatively affect the prices of the Deutsche Börse shares and the NYSE Euronext shares and the future businesses and financial results of Deutsche Börse Group and NYSE Euronext.

- The rights and responsibilities of the shareholders of Holdco will be governed by Dutch law and Holdco's articles of

association, which will differ in some respects from the rights and responsibilities of shareholders under German or Delaware law and the current organizational documents of Deutsche Börse and NYSE Euronext.

- U.S. civil liabilities may not be enforceable.

- Deutsche Börse shareholders and NYSE Euronext shareholders will have a reduced ownership and voting interest after the combination and will exercise less influence over management.

- If Deutsche Börse shareholders do not tender their Deutsche Börse shares in the exchange offer, the consideration that Deutsche Börse shareholders may receive at a later point in time may substantially differ in form and/or value from the consideration that they would have received had they tendered their Deutsche Börse shares in the exchange offer, and they may also be subject to additional taxes.

- Shareholders of Deutsche Börse not participating in the exchange offer will be diluted due to the obligation of Deutsche Börse to tender its treasury shares in the exchange offer.

- Following the completion of the exchange offer, fewer Deutsche Börse shares will remain outstanding and, as a result, the free float of Deutsche Börse shares will be significantly lower than before the completion of the combination, which could materially adversely affect the liquidity and market value of those shares.

Risks Relating to the Businesses of Holdco, Deutsche Börse Group and NYSE Euronext

- Insufficient systems capacity and systems failures could adversely affect Deutsche Börse Group's and NYSE Euronext's businesses.

- Deutsche Börse Group and NYSE Euronext operate in a business environment that continues to experience significant and rapid technological change.

- Service deficiency in Deutsche Börse Group's and NYSE Euronext's manual data processing could result in losses.

- A failure to protect Deutsche Börse Group's and NYSE Euronext's intellectual property rights, or allegations that Deutsche Börse Group and/or NYSE Euronext have infringed intellectual property rights of others, could adversely affect Holdco's business.

- Deutsche Börse Group and NYSE Euronext face significant competition and compete globally with a broad range of market participants for listings, trading, clearing and settlement volumes. Increasing competition could result in a decrease of their trading volumes and revenues.

- Holdco's business may be adversely affected by intense price competition.

- A change in the policy of the administrative bodies of the exchanges in Germany could reduce Deutsche Börse Group's revenue.

- Adverse economic conditions could negatively affect Holdco's business and cash flows, financial condition and results of operations.

- Broad market trends and other factors beyond the control of Deutsche Börse Group and NYSE Euronext could significantly reduce demand for their services.

- Deutsche Börse Group and NYSE Euronext may be at greater risk from terrorism than other companies.

- Deutsche Börse Group and NYSE Euronext are exposed to fluctuations in foreign exchange rates and interest rates.

- Deutsche Börse Group and NYSE Euronext are exposed to liquidity risk and may lack sufficient liquidity to meet their daily payment obligations or may incur increased refinancing costs which could adversely affect Holdco's business and cash flows, financial and results of operation.

- Deutsche Börse Group's and NYSE Euronext's businesses may be adversely affected by risks associated with clearing and settlement activities.

- Deutsche Börse Group's share of trading in Deutsche Börse Group listed securities and NYSE Euronext's share of trading in NYSE Euronext listed securities has declined and may continue to decline.

- Deutsche Börse Group depends on its large customers.

- If Deutsche Börse Group's or NYSE Euronext's goodwill or intangible assets become impaired, Deutsche Börse Group, NYSE Euronext and, after the combination, Holdco may be required to record a significant charge to earnings.

- Deutsche Börse Group and NYSE Euronext are subject to significant litigation risks and other liabilities.

- Deutsche Börse Group's and NYSE Euronext's networks and those of their third-party service providers may be vulnerable to security risks.

- If the indices and other products of Deutsche Börse Group and NYSE Euronext contain undetected errors or fail to perform properly, this could have a material adverse effect on their business, financial condition or results of operation.

- Deutsche Börse Group's and NYSE Euronext's reliance on third parties could adversely affect their businesses if these third parties cease to perform the functions that they currently perform.

- Holdco will face risks when entering into or increasing its presence in markets where Deutsche Börse Group and NYSE Euronext do not currently compete or when entering into new business lines.

- Damage to Holdco's, Deutsche Börse Group's and/or NYSE Euronext's reputation could materially adversely affect Holdco's business.

- Deutsche Börse Group and NYSE Euronext may complete acquisitions and dispositions prior to completion of the combination that may affect their respective businesses and/or the value of the consideration to be received by Deutsche Börse shareholders and NYSE Euronext shareholders in the combination.

- Future business combinations, acquisitions, partnerships and joint ventures may require significant resources and/or result in significant unanticipated costs or liabilities.

Risks Relating to Regulatory Environment and Legal Risks

- Further uncertainties in connection with the resolution on and implementation of new regulations may reduce the level of activities of Deutsche Börse Group and/or NYSE Euronext.

- Regulatory changes or court rulings may have an adverse impact on Deutsche Börse Group's and NYSE Euronext's ability to derive revenue from market data fees.

- The legal and regulatory environment in the United States may make it difficult for NYSE Euronext's U.S. exchanges to compete with non-U.S. exchanges for the listings of non-U.S. companies and adversely affect its competitive position.

- Deutsche Börse Group and NYSE Euronext operate in a highly regulated industry and may be subject to censures, fines and other legal proceedings if they fail to comply with their legal and regulatory obligations.

- Holdco may face competitive disadvantages, or may lose or impede its business opportunities, if it does not receive necessary or timely regulatory approvals for new business initiatives.

- The U.S. exchanges of NYSE Euronext and Deutsche Börse Group rely on the Financial Industry Regulatory Authority, Inc. (which is referred to in this document as "FINRA") to perform certain regulatory functions, and Holdco's business could be adversely affected if FINRA ceases to perform these functions.

- Deutsche Börse Group's obligations in connection with its regulatory functions may limit its funding resources.

- Regulatory changes requiring exchange operators to allow additional central counterparties to clear trades on their exchanges may adversely affect Deutsche Börse Group's and NYSE Euronext's clearing operations.

- Conflicts of interest between Deutsche Börse Group's and NYSE Euronext's for-profit status and their regulatory responsibilities may adversely affect their businesses.

Risks Relating to Tax Matters

- There can be no assurances that holders of NYSE Euronext shares will not be required to recognize gain for U.S. federal income tax purposes upon the exchange of NYSE Euronext shares for Holdco shares in the merger.

- Holdco, Deutsche Börse, NYSE Euronext and their respective subsidiaries are subject to tax audits and could incur significant tax liabilities as a result of such audits.

- Holdco may be or become taxable in a jurisdiction other than the Netherlands and/or may be or become a "dual resident company" for tax purposes. This may increase the aggregate tax burden on Holdco and its shareholders. The combination of the businesses of Deutsche Börse Group and NYSE Euronext may result in an increase in the overall tax burden of the combined group.

Risks Relating to Holdco Shares

- There has been no prior public market for Holdco shares, and the market price of Holdco shares may be volatile.

- Following the completion of the combination, Holdco may cease to be a foreign private issuer, which could result in significant additional costs and expenses.

- If Holdco continues to be a foreign private issuer, its shareholders may not receive the information about Holdco that its shareholders would typically receive from a publicly traded U.S. domestic company.

- The level of any dividend paid in respect of Holdco shares is subject to a number of factors, including the financial condition and results of operations of Deutsche Börse Group and NYSE Euronext, as well as the distributions of operating earnings to Holdco by Deutsche Börse Group and NYSE Euronext and the freely distributable reserves of Holdco.

- Shareholders of Holdco could be diluted in the future.

Selected Financial Information of Holdco

Holdco was formed on February 10, 2011; accordingly, the financial statements as of the date of this document only consist of the opening balance sheet and the notes thereto. As Holdco had no operations as of February 10, 2011, Holdco omitted the statement of comprehensive income, statement of cash flows and statement of changes in equity.

The opening balance sheet of Holdco included assets in the amount of €45,000 as well as corresponding issued and paid-up share capital in the amount of €45,000.

Selected Historical Financial Information of NYSE Euronext

The following selected consolidated financial data has been taken from the audited historical consolidated financial statements and related notes for the years ended December 31, 2006 through December 31, 2010, which have been prepared in accordance with U.S. GAAP. As a result of a change in NYSE Euronext's reportable business segments effective in the first quarter of 2010, historical financial data has been revised to conform to this change. The information set forth below is not necessarily indicative of NYSE Euronext's results of future operations.

Statement of Operations Data

	Year Ended December 31,				
	2010	**2009**	**2008**	**2007**[1]	**2006**
	(in millions of U.S. dollars, except per share data)				
Revenues					
Transaction and clearing fees	3,128	3,427	3,536	2,760	1,349
Market data	373	403	428	371	223
Listing	422	407	395	385	356
Technology services	318	223	159	130	137
Other revenues[2]	184	224	184	292	311
Total revenues	4,425	4,684	4,702	3,938	2,376
Section 31 fees	315	388	229	556	673
Liquidity payments, routing and clearing	1,599	1,818	1,592	951	339
Total revenues, less transaction-based expenses	2,511	2,478	2,881	2,431	1,364
Other operating expenses					
Compensation	613	649	664	612	558
Depreciation and amortization	281	266	253	240	136
Systems and communication	206	225	317	264	120
Professional services	282	223	163	112	110
Impairment charges	—	—	1,590	—	—
Selling, general and administrative	296	313	305	257	152
Merger expenses and exit costs	88	516	177	67	54
Operating income (loss) from continuing operations	**745**	**286**	**(588)**	**879**	**234**
Net interest and investment (loss) income	(108)	(111)	(99)	(60)	41
Other income	49	30	42	73	54
Income (loss) from continuing operations before income tax (provision) benefit	686	205	(645)	892	329
Income tax (provision) benefit	(128)	7	(95)	(243)	(121)
Income (loss) from continuing operations	**558**	**212**	**(740)**	**649**	**208**
Income from discontinued operations, net of tax[3]	—	—	7	4	—
Net income (loss)	**558**	**212**	**(733)**	**653**	**208**
Net loss (income) attributable to noncontrolling interest	19	7	(5)	(10)	(3)
Net income (loss) attributable to NYSE Euronext	**577**	**219**	**(738)**	**643**	**205**
Basic earnings (loss) per share attributable to NYSE Euronext:					
Continuing operations	2.21	0.84	(2.81)	2.70	1.38
Discontinued operations	—	—	0.03	0.02	—
	2.21	0.84	(2.78)	2.72	1.38
Diluted earnings (loss) per share attributable to NYSE Euronext:					
Continuing operations	2.20	0.84	(2.81)	2.68	1.36
Discontinued operations	—	—	0.03	0.02	—
	2.20	0.84	(2.78)	2.70	1.36
Basic weighted average shares outstanding	261	260	265	237	149[5]
Diluted weighted average shares outstanding	262	261	265	238	150[5]
Dividends per share	1.20	1.20	1.15	0.75	—

Balance Sheet Data

	Year Ended December 31,				
	2010	**2009**	**2008**	**2007**[1]	**2006**
	(in millions of U.S. dollars)				
Total assets	13,378	14,382	13,948	16,618	3,466
Current assets	1,174	1,520	2,026	2,278	1,443
Current liabilities	1,454	2,149	2,582	3,462	806
Working capital	(280)	(629)	(556)	(1,184)	637
Long term liabilities[4]	3,006	3,132	3,005	3,102	991
Long term debt	2,074	2,166	1,787	494	—
NYSE Euronext shareholders' equity	6,796	6,871	6,556	9,384	1,669

Notes:

(1) The results of operations of Euronext have been included since April 4, 2007.

(2) Effective July 30, 2007, the member firm regulatory functions of NYSE Regulation, including related enforcement activities, risk assessment and the arbitration service, were transferred to FINRA. Regulatory revenues, a component of other revenues, decreased as a result of this transfer and in connection with pricing changes.

(3) The operations of GL Trade, which were sold on October 1, 2008, are reflected as discontinued.

(4) Represents liabilities due after one year, including accrued employee benefits, deferred revenue, and deferred income taxes.

(5) Adjusted to reflect the March 7, 2006 merger between the New York Stock Exchange, Inc. and Archipelago Holdings, Inc., giving retroactive effect to the issuance of shares to former New York Stock Exchange, Inc. members.

Selected Historical Financial Information of Deutsche Börse Group

The following financial information has been taken from the audited consolidated financial statements of Deutsche Börse Group and related notes as at and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 and from the unaudited condensed consolidated financial statements and related notes as at and for the three-month period ended March 31, 2011, respectively, all of which have been prepared in accordance with IFRS. As a result of a change in Deutsche Börse Group's reportable business segments effective in the first quarter 2010, historical financial information has been revised to conform to this change. The information set forth below is not necessarily indicative of Deutsche Börse Group's future operations.

Income Statement Data

	January 1 to March 31,		January 1 to December 31,				
	2011	**2010**	**2010**	**2009**	**2008**	**2007**	**2006**
			(in millions of euros)				
Sales revenue	558.6	519.2	2,106.3	2,061.7	2,455.1	2,185.2	1,854.2
Net interest income from banking business	16.1	11.0	59.4	97.4	236.8	230.8	150.7
Other operating income	8.3	12.5	61.0	130.6	66.7	223.4	85.8
Total revenue	**583.0**	**542.7**	**2,226.7**	**2,289.7**	**2,758.6**	**2,639.4**	**2,090.7**
Volume related costs	(56.7)	(54.0)	(210.9)	(250.3)	(270.1)	(223.1)	(191.1)
Total revenue less volume related costs	**526.3**	**488.7**	**2,015.8**	**2,039.4**	**2,488.5**	**2,416.3**	**1,899.6**
Staff costs	(100.8)	(126.8)	(502.0)	(394.3)	(409.8)	(555.3)	(404.5)
Depreciation, amortization and impairment losses	(20.5)	(31.0)	(583.5)	(569.1)	(137.1)	(126.0)	(132.0)
Other operating expenses	(93.3)	(87.0)	(414.7)	(433.4)	(439.0)	(394.0)	(344.2)
Operating costs	**(214.6)**	**(244.8)**	**(1,500.2)**	**(1,396.8)**	**(985.9)**	**(1,075.3)**	**(880.7)**
Result from equity investments	4.6	1.7	12.2	(4.8)	5.8	4.9	8.6
Earnings before interest and tax (EBIT)	**316.3**	**245.6**	**527.8**	**637.8**	**1,508.4**	**1,345.9**	**1,027.5**
Financial income	8.7	3.8	24.0	51.0	237.6	126.3	62.8
Financial expense	(28.5)	(26.7)	(132.2)	(130.7)	(277.1)	(117.4)	(64.3)
Earnings before tax (EBT)	**296.5**	**222.7**	**419.6**	**558.1**	**1,468.9**	**1,354.8**	**1,026.0**
Income tax expense	(77.1)	(60.1)	(24.5)	(86.9)	(418.6)	(439.9)	(360.0)
Net profit for the year	**219.4**	**162.6**	**395.1**	**471.2**	**1,050.3**	**914.9**	**666.0**
thereof shareholders of parent company (net income)	212.8	156.9	417.8	496.1	1,033.3	911.7	668.7
thereof non-controlling interests	6.6	5.7	(22.7)	(24.9)	17.0	(3.2)	2.7
Weighted average number of shares (in millions)	186.0	185.9	185.9	185.9	190.5	194.0	198.8[1]
Diluted weighted average number of shares (in millions)	186.1	186.4	186.2	186.1	190.8	194.1	198.9[1]
Earnings per share (basic) (in euros)	**1.14**	**0.84**	**2.25**	**2.67**	**5.42**	**4.70**	**3.36[2]**
Earnings per share (diluted) (in euros)	**1.14**	**0.84**	**2.24**	**2.67**	**5.41**	**4.70**	**3.36[2]**
Dividends per share	**n/a**	**n/a**	**2.10**	**2.10**	**2.10**	**2.10**	**1.70**

Notes:
(1) In order to enhance comparability with the reporting year 2007 the figures for weighted average number of shares and diluted weighted average number of shares were adjusted due to the share split in 2007 and the increase in subscribed capital.
(2) In order to enhance comparability with the reporting year 2007 the amounts for basic and diluted earnings per share were adjusted due to the share split in 2007.

Balance Sheet Data

	As at March 31,		As at December 31,				
	2011	**2010**	**2010**	**2009**	**2008**	**2007**	**2006**
Assets			(in millions of euros)				
NONCURRENT ASSETS							
Intangible assets	**3,010.1**	**3,551.7**	**3,089.9**	**3,431.5**	**3,446.5**	**3,400.0[1]**	**1,214.0**
Property, plant and equipment	**134.0**	**114.8**	**138.2**	**99.4**	**108.9**	**98.3**	**235.5**
Financial assets	**1,577.7**	**1,925.1**	**1,806.0**	**1,709.7**	**972.5**	**630.2**	**439.4**
Other noncurrent assets	29.0	5.5	27.7	5.6	13.5	18.3	18.7
Deferred tax receivables	7.6	2.2	7.7	4.8	3.5	17.2	0
Total noncurrent assets	**4,758.4**	**5,599.3**	**5,069.5**	**5,251.0**	**4,544.9**	**4,164.0**	**1,907.6**

Balance Sheet Data

	As at March 31,		As at December 31,				
	2011	**2010**	**2010**	**2009**	**2008**	**2007**	**2006**
Assets				(in millions of euros)			
CURRENT ASSETS							
Receivables and other current assets							
Financial instruments of Eurex Clearing AG	151,885.6	143,008.2	128,823.7	143,178.4	121,684.3	60,424.0	53,956.9
Receivables and securities from banking business	8,131.5	8,699.6	7,585.3	7,192.4	8,428.0	9,619.7	6,645.0
Other current assets	461.1	447.5	389.1	433.4	373.9	649.7[1]	280.4
Total receivables and other current assets	**160,478.2**	**152,155.3**	**136,798.1**	**150,804.2**	**130,486.2**	**70,693.4[1]**	**60,882.3**
Restricted bank balances	5,930.1	3,895.0	6,185.8	4,745.6	10,364.7	4,221.7	1,582.8
Other cash and bank balances	881.4	669.4	797.1	559.7	482.8	547.6	652.4
Total current assets	**167,289.7**	**156,719.7**	**143,781.0**	**156,109.5**	**141,333.7**	**75,462.7[1]**	**63,117.5**
Total assets	**172,048.1**	**162,319.0**	**148,850.5**	**161,360.5**	**145,878.6**	**79,626.7[1]**	**65,025.1**

Note:

(1) Due to the retrospective reduction of the tax rate applied in the course of the purchase price allocation following the acquisition of ISE, the amount for intangible assets has been adjusted accordingly.

Balance Sheet Data

	As at March 31,		As at December 31,				
	2011	**2010**	**2010**	**2009**	**2008**	**2007**	**2006**
Equity and liabilities				(in millions of euros)			
EQUITY							
Shareholders' equity	**3,142.0**	**3,071.8**	**2,951.4**	**2,866.2**	**2,654.3**	**2,377.3**	**2,263.4**
Non-controlling interests	452.0	496.0	458.9	472.6	324.0	312.9	19.9
Total equity	**3,594.0**	**3,567.8**	**3,410.3**	**3,338.8**	**2,978.3**	**2,690.2**	**2,283.3**
NONCURRENT LIABILITIES							
Interest-bearing liabilities[1]	1,431.8	1,538.9	1,455.2	1,514.9	1,512.9	1.2	499.9
Long term debt	387.4	628.1	415.2	578.6	700.8	739.3[3]	146.5
Total noncurrent liabilities	**1,819.2**	**2,167.0**	**1,870.4**	**2,093.5**	**2,213.7**	**740.5**	**646.4**
CURRENT LIABILITIES							
Financial instruments of Eurex Clearing AG	151,885.6	143,008.2	128,823.7	143,178.4	121,684.3	60,424.0	53,956.9
Liabilities from banking business[2]	9,166.8	8,888.3	7,822.0	7,221.0	7,916.3	9,125.9	6,078.7
Cash deposits by market participants	4,855.3	3,882.5	6,064.2	4,741.5	10,220.7	4,016.2	1,509.0
Other current liabilities	727.2	805.2	859.9	787.3	865.3	2,629.9	550.8
Total current liabilities	**166,634.9**	**156,584.2**	**143,569.8**	**155,928.2**	**140,686.6**	**76,196.0**	**62,095.4**
Total liabilities	**168,454.1**	**158,751.2**	**145,440.2**	**158,021.7**	**142,900.3**	**76,936.5[3]**	**62,741.8**
Total equity and liabilities	**172,048.1**	**162,319.0**	**148,850.5**	**161,360.5**	**145,878.6**	**79,626.7[3]**	**65,025.1**

Notes:

(1) Thereof as at March 31, 2011: €7.5 million (March 31, 2010: €11.2 million) and 2010: €11.2 million (2009: €11.2 million; 2008: nil; 2007: nil; 2006: nil) payables to other investors.

(2) Thereof as at March 31, 2011: nil (March 31, 2010: €199.6 million) and 2010: €0.1 million (2009: €198.0 million; 2008: €278.0 million; 2007: €95.1 million; 2006: nil) liabilities to associates.

(3) Includes an adjustment of deferred tax liabilities due to the retrospective reduction of the tax rate applied in the course of the purchase price allocation following the acquisition of ISE in 2007.

Cash Flow Statement Data

	As at March 31,		January 1 to December 31,				
	2011	**2010**	**2010**	**2009**	**2008**	**2007**	**2006**
				(in millions of euros)			
Cash flows from operating activities	68.3	300.7	943.9	801.5	1,278.9	839.6	843.4
Cash flows from investing activities	1,018.2	81.7	(520.1)	(1,082.7)	(939.6)	(1,753.2)	(269.8)
Cash flows from financing activities	0	(100.1)	(587.9)	(454.9)	(943.0)	927.0	(592.1)
Cash and cash equivalents as at end of period	630.9	(2.0)	(445.5)	(285.4)	448.2	1,040.2	1,026.8

Comparative Per Share Market Information and Exchange Rates

The following table sets forth the closing market price per share of Deutsche Börse shares and NYSE Euronext shares in euro or U.S. dollar, as the case may be, as reported on the Frankfurt Stock Exchange for Deutsche Börse shares or the New York Stock Exchange and Euronext Paris for NYSE Euronext shares. In each case, the prices are given:

- as of February 8, 2011 (the last trading day prior to the date on which Deutsche Börse and NYSE Euronext publicly confirmed their engagement in advanced discussions regarding a potential business combination);

- as of February 14, 2011 (the last trading day prior to the date of public announcement of the execution of the business combination agreement); and

- as of April 29, 2011 (the latest practicable trading date prior to the date of this document).

You are urged to obtain current market quotations for Deutsche Börse shares and NYSE Euronext shares before making your decision with respect to the adoption of the business combination agreement and approval of the transactions contemplated by the business combination agreement. Deutsche Börse shares are listed on the Frankfurt Stock Exchange under the symbol "DB1". NYSE Euronext shares are listed on the New York Stock Exchange and Euronext Paris under the symbol "NYX".

The market price per share of Deutsche Börse shares and NYSE Euronext shares could change significantly and may not be indicative of the value of Holdco shares once they start trading. Because the exchange ratios will not be adjusted for changes in the market price of Deutsche Börse shares and NYSE Euronext shares, the value of Holdco shares that you will receive at the time of completion of the combination may vary significantly from the market value of the Holdco shares that you would have received if the combination were consummated on the date of the business combination agreement or on the date of this document.

Comparative Market Share Information

	Deutsche Börse	NYSE Euronext		
	Frankfurt Stock Exchange Trading	NYSE Trading	Euronext Paris Trading	Equivalent Value per Deutsche Börse Share
	(in euros)	(in U.S. dollars)	(in euros)	(in euros)
February 8, 2011	57.45	33.41	24.18	27.00
February 14, 2011	61.33	39.45	27.88	28.83
April 29, 2011	56.10	40.05	26.86	26.37

The following table sets forth, for the periods indicated, the high and low sale prices of NYSE Euronext shares and Deutsche Börse shares.

	NYSE Euronext				Deutsche Börse	
	NYSE Trading		Euronext Paris Trading		Frankfurt Stock Exchange Trading	
	High	Low	High	Low	High	Low
	(in U.S. dollars)		(in euros)		(in euros)	
2006	—	—	—	—	70.44	42.13
2007[1]	99.99	64.26	74.82	47.95	136.32	68.91
2008	87.70	16.33	59.51	13.35	134.66	43.40
2009	31.93	14.52	23.95	11.59	62.62	29.50
2010	34.82	22.30	25.81	16.23	59.00	45.45
2009						
First quarter	30.60	14.52	23.95	11.59	57.70	29.50
Second quarter	31.93	17.21	22.69	13.11	62.57	43.78
Third quarter	30.44	23.70	20.82	16.75	60.96	49.25
Fourth quarter	30.00	24.27	20.49	16.29	62.62	52.31
2010						
First quarter	29.80	22.30	22.15	16.23	58.93	45.45
Second quarter	34.82	26.42	25.81	21.42	59.00	48.46
Third quarter	30.92	26.58	23.41	20.58	55.43	47.36
Fourth quarter	31.00	27.30	23.00	20.55	53.29	46.33
2011						
First quarter	39.99	30.08	29.85	22.50	62.48	50.58
2010						
September	30.20	28.10	23.41	20.90	51.84	47.80
October	30.94	28.44	22.26	20.55	53.29	46.81
November	31.00	27.30	22.31	20.77	51.00	46.33
December	30.22	27.56	23.00	20.97	53.04	46.90
2011						
January	33.38	30.08	25.25	22.50	57.79	51.90
February	39.99	32.00	29.85	23.10	62.48	53.99
March	38.08	33.64	27.10	24.00	56.99	50.58
April	40.07	37.41	28.79	24.84	56.30	51.39

Notes:

(1) Beginning as of April 4, 2007 for NYSE Euronext.

As of April 30, 2011, there were approximately 61,200 holders of record of Deutsche Börse shares. As of April 29, 2011, there were approximately 587 holders of record of NYSE Euronext shares.

Exchange Rates

The following table shows for the period from January 1, 2005 through April 30, 2011, the low, high, average and period exchange rate U.S. dollars per euro.

| | Exchange Rates | | | |
	Low	High	Average	Period End
		(U.S. dollars per euro)		
Year				
2005	1.1667	1.3476	1.2400[1]	1.1842
2006	1.1860	1.3327	1.2661[1]	1.3197
2007	1.2904	1.4862	1.3797[1]	1.4603
2008	1.2446	1.6010	1.4695[1]	1.3919
2009	1.2547	1.5100	1.3955[1]	1.4332
2010	1.1959	1.4535	1.3216[1]	1.3269
Month				
October 2010	1.3619	1.4159	1.3900[2]	1.3947
November 2010	1.2969	1.4282	1.3641[2]	1.2983
December 2010	1.2971	1.3499	1.3227[2]	1.3384
January 2011	1.2944	1.3715	1.3371[2]	1.3371
February 2011	1.3474	1.3794	1.3648[2]	1.3793
March 2011	1.3777	1.4226	1.4019[2]	1.4158
April 2011	1.4221	1.4822	1.4473[2]	1.4807

Notes:

(1) The average of the rates on the last business day of each month during the applicable period.
(2) The average of the daily rates on each business day during the applicable period.
Source: Bloomberg.

The rates presented above may differ from the actual rates used in the preparation of Holdco's financial statements and other financial information appearing in this document. Holdco's inclusion of such rates is not meant to suggest that the U.S. dollar amounts actually represent euro amounts or that such amounts could have been converted to U.S. dollars at any particular rate, if at all.

RISK FACTORS

Before deciding to tender your shares in the exchange offer (if you are a Deutsche Börse shareholder) or vote in favor of the merger (if you are a NYSE Euronext shareholder), you should carefully review and consider the following risk factors and the other information contained in this document. The occurrence of one or more of the events or circumstances described in these risk factors alone or in combination with other events or circumstances may have a material adverse effect on Deutsche Börse Group's and NYSE Euronext's business and cash flows, financial condition and results of operations and, upon completion of the combination, on Holdco's business and cash flows, financial condition and results of operations. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Holdco, Deutsche Börse Group and NYSE Euronext which later may prove to be incorrect or incomplete. The risks discussed below may not be the only risks to which Holdco or, upon completion of the combination, through its subsidiaries, Deutsche Börse and NYSE Euronext, is exposed. The order in which the risk factors are presented does not reflect the likelihood of their occurrence or the magnitude or significance of the individual risks. Additional risks and uncertainties of which Holdco, Deutsche Börse Group and NYSE Euronext are not currently aware or which Holdco, Deutsche Börse Group and NYSE Euronext do not consider significant at present could likewise have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations. The market price of the Holdco shares could fall if any of these risks were to materialize, in which case investors could lose all or part of their investment.

Risks Relating to the Combination

Because the exchange ratios in the exchange offer and the merger are fixed, the market value of the Holdco shares received by Deutsche Börse shareholders in the exchange offer or the Holdco shares received by NYSE Euronext shareholders in the merger may be less than the market value of the Deutsche Börse shares or NYSE Euronext shares that such holder held prior to the completion of the combination.

Deutsche Börse shareholders who tender their Deutsche Börse shares in the exchange offer will receive one Holdco share for each tendered Deutsche Börse share, and NYSE Euronext shareholders will receive 0.47 of a Holdco share for each of their NYSE Euronext shares in the merger. These exchange ratios are fixed and will not vary even if the market price of Deutsche Börse shares or NYSE Euronext shares varies. The market value of Deutsche Börse shares and NYSE Euronext shares at the time of the completion of the combination may vary significantly from their prices on the date of the business combination agreement, the date of publication of this document, the date on which Deutsche Börse shareholders tender their shares in the exchange offer or the date on which NYSE Euronext shareholders vote on the merger. Because the exchange ratios will not be adjusted to reflect any changes in the market price of the Deutsche Börse shares or NYSE Euronext shares, the value of the consideration paid to the Deutsche Börse shareholders who tender their shares in the exchange offer and to the NYSE Euronext shareholders in the merger may be higher or lower than the market value of their shares on earlier dates.

Changes in share price may result from a variety of factors that are beyond the control of Holdco, Deutsche Börse Group and NYSE Euronext, including their respective business prospects, market conditions, regulatory considerations, governmental actions, legal proceedings and other developments. Market assessments of the benefits of the combination and of the likelihood that the combination will be completed as well as general and industry specific market and economic conditions may also have an adverse effect on share prices.

In addition, it is possible that the combination may not be completed until a significant period of time has passed after the expiration of the offer acceptance period and the NYSE Euronext special meeting. As a result, the market values of the Deutsche Börse shares and NYSE Euronext shares may vary significantly from the date of the expiration of the offer acceptance period and/or NYSE Euronext special meeting to the date of the completion of the combination. In calendar year 2010, the price of Deutsche Börse shares ranged from €45.45 to €59.00, as reported on the Frankfurt Stock Exchange, and the price of NYSE Euronext shares ranged from $22.30 to $34.82, as reported on the New York Stock Exchange, and from €16.23 to €25.81, as reported on

Euronext Paris. Investors are urged to obtain up-to-date prices for Deutsche Börse shares, which are listed on the Frankfurt Stock Exchange under the symbol "DB1," and NYSE Euronext shares, which are listed on the New York Stock Exchange and Euronext Paris under the symbol "NYX."

Obtaining required regulatory approvals may prevent or delay completion of the combination or reduce the anticipated benefits of the combination or may require changes to the structure or terms of the combination or to the governance structure of Holdco.

Completion of the combination is conditioned upon, among other things, the receipt of material governmental authorizations, consents, orders and approvals, including the approval of competition and antitrust authorities (*e.g.*, the European Commission, the FTC and the DOJ) and securities and other financial regulatory authorities (*e.g.*, BaFin, the SEC, the College of Euronext Regulators and certain European regulators, including the Hessian Exchange Supervisory Authority (*Hessisches Ministerium für Wirtschaft, Verkehr und Landesentwicklung*), the AMF, the Dutch Minister of Finance and the FSA. These regulatory conditions may not be satisfied until months after the expiration of the offer acceptance period for Deutsche Börse shares. Under German law, the only conditions to an exchange offer that can remain outstanding after the acceptance period of such offer are regulatory conditions, and, under German law, no offer conditions, including regulatory conditions, may be waived following the expiration of the acceptance period of an offer. The parties have agreed that, in the exchange offer, any regulatory conditions that remain outstanding after the offer acceptance period must be satisfied by no later than March 31, 2012. If any such regulatory condition is not satisfied by March 31, 2012, by operation of German law, the exchange offer will terminate, and the parties do not have the ability to waive such regulatory condition. It is therefore possible that the NYSE Euronext stockholders and Deutsche Börse shareholders would have to wait up until March 31, 2012 before it is determined that the exchange offer will be completed and the merger consummated (or otherwise terminated because a required regulatory approval has not been obtained). During this period, Deutsche Börse and NYSE Euronext may continue to divert management focus and resources from other strategic opportunities and from operational matters and incur additional costs and expenses related to the combination. In addition, Deutsche Börse shareholders who tender their Deutsche Börse shares will not be permitted to withdraw their tendered shares during this period, and will be able to trade their shares only in the "as-tendered" trading market on the Frankfurt Stock Exchange, which may be less liquid than the current trading market for Deutsche Börse shares.

In addition, in connection with granting these regulatory approvals, the respective governmental or other authorities may impose burdensome conditions on, or require significant divestitures or other changes relating to, the divisions, operations or assets of Deutsche Börse Group or NYSE Euronext. For example, BaFin, the SEC, the FTC, the DOJ and the European Commission and financial regulatory authorities may require changes to the structure of the combination, changes to the governance structure of Holdco and its subsidiaries or the Holdco articles of association including voting rights limitations and limitations on shareholding in Holdco, as a precondition to their approval of the combination. They may also seek to impose pricing controls that limit the amount that Holdco and its subsidiaries can charge for its products and services. These restrictions may limit the potential to participate in further market consolidation, undertake future acquisitions and could also negatively affect the results of operations and financial condition of Holdco and its subsidiaries. None of Holdco, Deutsche Börse or NYSE Euronext can predict what, if any, changes may be required. Certain changes may require NYSE Euronext to obtain the approval of its shareholders and, therefore, to re-solicit proxies, which may result in significant additional expenses and costs. More generally, these and other conditions, divestitures or other changes may prevent or delay completion of the combination or may reduce the anticipated benefits of the combination, which could also have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

The implementation of the post-closing reorganization may be delayed or the agreements necessary for the implementation may not take effect. As a result, the anticipated benefits from the combination may not be realized in full or at all.

Holdco intends as soon as practicable after completion of the exchange offer and the merger to effectuate one or more corporate reorganization transactions, which may include entering (directly or through a wholly owned subsidiary) into a domination agreement or a combination of a domination agreement and a profit and loss transfer agreement and/or a squeeze-out transaction. The effectiveness of these agreements and/or the squeeze-out transaction may be delayed for an uncertain time, including, for example, due to shareholder litigation or may not be achievable at all. Accordingly, Holdco may not be able to achieve the anticipated benefits of the combination in full or at all, or may take longer than expected to realize such benefits, which could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Holdco may not be able to successfully integrate the businesses and operations of Deutsche Börse Group and/or NYSE Euronext in a timely fashion or at all. This could have material adverse effects on Deutsche Börse Group's and NYSE Euronext's operations and their relationships with market participants, employees, regulatory authorities and other bodies as well as on their businesses, cash flows, assets, financial condition and results of operations.

Deutsche Börse and NYSE Euronext currently operate as independent companies, and will continue to do so until the completion of the combination. Following the combination, Holdco's management may face significant challenges in integrating the two companies' businesses, technologies, organizations, procedures, policies and operations, as well as in addressing differences in the business cultures of the two companies, and retaining key Deutsche Börse Group and NYSE Euronext personnel. The integration process may prove to be more complex and time consuming and require more substantial resources and effort than anticipated, which could have a material adverse effect on Deutsche Börse Group's and NYSE Euronext's ongoing businesses and relationships with market participants, employees, regulators and others and could also have a material adverse effect on the business and cash flows, financial condition and results of operations of Holdco. In addition, if the integration of Deutsche Börse Group and NYSE Euronext businesses is partially unsuccessful or Holdco does not achieve the expected benefits of the combination as fast or to the extent anticipated by financial analysts or investors, or Holdco's financial results are not consistent with the expectations of financial analysts or investors, the market price of Holdco shares may decline.

Holdco may fail to realize the anticipated cost savings, growth opportunities and synergies and other benefits anticipated from the combination.

The success of the combination will depend, in part, on Holdco's ability to realize anticipated cost savings, revenue synergies and growth opportunities from combining the businesses of Deutsche Börse Group and NYSE Euronext. Holdco expects to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies as well as greater efficiencies from increased scale, market integration and automation. Specifically, Deutsche Börse and NYSE Euronext expect that the combined company will achieve annualized cost savings of approximately €400 million (or $532 million) within three years after the combination, principally from the consolidation of information technology, clearing and market operations as well as from the consolidation of corporate administration and support functions. The cost savings are expected to be realized at an annual run rate of 30% by the end of the first year, 65% by the end of the second year and 100% by the end of the third year following the completion of the combination.

Deutsche Börse and NYSE Euronext also expect that the combination will create at least €100 million (or $133 million) in revenue synergies annually after the combination through cross-selling and distribution opportunities, increased turnover from liquidity pool consolidation and new products, a progressive introduction of Deutsche Börse Group's clearing capabilities and expanded scope for technology services and market data offerings.

There is a risk, however, that the businesses of Deutsche Börse Group and NYSE Euronext may not be combined in a manner that permits these costs savings and revenue synergies to be realized in the time currently expected, or at all. For example, the completion of the combination may be delayed, challenged by parties opposing the completion of the combination or may not be possible at all, or necessary approvals might require certain commitments or undertakings regarding operations or employees. This may limit or delay the ability of Holdco's management to integrate the two companies' technologies, organizations, procedures, policies and operations. In addition, a variety of factors, including but not limited to wage inflation, currency fluctuations and difficulty integrating technology platforms, may adversely affect Holdco's anticipated cost savings and revenues. Also, the combined company must achieve its anticipated cost savings without adversely affecting its revenues. If Holdco is not able to successfully achieve these objectives, the anticipated benefits of the combination may not be realized fully, or at all, or may take longer to realize than expected, which could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Holdco, Deutsche Börse Group and NYSE Euronext will incur significant transaction and combination-related costs in connection with the combination, some of which are payable regardless of whether the combination is completed.

Holdco, Deutsche Börse and NYSE Euronext expect to incur a number of non-recurring costs in connection with the transaction, including implementation and restructuring costs associated with combining the operations of the two companies. Deutsche Börse and NYSE Euronext estimate that they will incur approximately €100 million of legal, banking and other professional fees and costs related to the combination, of which approximately €55 million will be contingent upon approval and consummation of the combination and approximately €45 million of which will be payable regardless of whether the combination is completed. In addition, Holdco, Deutsche Börse and NYSE Euronext expect to incur approximately €600 million to €800 million (or 1.5 to 2.0 times the anticipated full run-rate cost synergies) of pre-tax implementation and restructuring costs associated with combining the operations of Deutsche Börse and NYSE Euronext. Additional costs substantially in excess of currently anticipated costs may also be incurred in the integration of the businesses of Deutsche Börse Group and NYSE Euronext.

Although Holdco expects that the cost savings, as well as the realization of other efficiencies related to the integration of the businesses, will offset these transaction- and combination-related costs over time, this net benefit may not be achieved in the near term, or at all. In addition, the timeline in which cost savings should be reached is lengthy. Failure of Holdco to realize these efficiencies in a timely manner or at all could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Upon completion of the combination, certain change-of-control rights under material agreements may be triggered.

Deutsche Börse and NYSE Euronext are parties to agreements that contain change-of-control provisions that may be triggered upon completion of the combination. Upon the triggering of these change-of-control provisions, the counterparties to the agreement may be able to exercise certain rights that have a negative effect on Deutsche Börse, NYSE Euronext or, after the combination, Holdco and their respective subsidiaries. For example, there are change-of-control provisions contained in Deutsche Börse's cooperation agreement with SIX Group AG regarding Scoach Holding S.A. and the shareholders' agreement with SIX Swiss Exchange AG regarding Eurex. If the change-of-control provision in the agreement regarding Eurex were triggered as a result of the combination, and the shareholders' agreement was terminated as a result, Deutsche Börse would, following such termination, obtain all shares in Eurex Frankfurt AG and its subsidiaries (including the shares in ISE), and SIX Swiss Exchange would obtain all shares in Eurex Zürich AG. Deutsche Börse would be obliged to refund SIX Swiss Exchange its indirect 15% investment in ISE, with the amount of such refund determined by reference to, among other things, ISE's value on the date of termination. Moreover, the shares in European Energy Exchange AG (which is referred to in this document as "EEX") would be transferred from Eurex Zürich AG to Deutsche Börse, subject to the provisions of the consortium agreement between the shareholders of EEX. If the Scoach

cooperation between SIX Swiss Exchange and Deutsche Börse were terminated, Deutsche Börse may be entitled to compensation not to exceed 10 million euros. It is not clear to Deutsche Börse whether any payments would be due following a valid termination based on a change of control. However, if such payments were required to be made, they would primarily affect Deutsche Börse's liquidity because Deutsche Börse would obtain all of the share capital and right to profits from Eurex Frankfurt AG and its subsidiaries, including ISE, and the 56.14% shareholding in EEX. There are also change-of-control provisions contained in NYSE Euronext's credit agreements and the indentures governing its outstanding notes, which could require NYSE Euronext to repurchase approximately $2.1 billion worth of its outstanding bonds if it were to undergo a change of control as contemplated by those agreements and subsequently suffer a ratings downgrade below an investment grade rating. If a counterparty to these agreements were to exercise its rights as a result of these change-of-control or other provisions, Holdco could face detrimental consequences, depending on the particular change-of-control right, which could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Uncertainties associated with the combination may cause a loss of management personnel and other key employees, which could materially adversely affect the business and results of operations of Holdco.

Deutsche Börse Group and NYSE Euronext are dependent on the experience and industry knowledge of their respective management personnel and other key employees to operate their businesses and execute their business plans, particularly in the area of information technology. There is a shortage in the employment market for specialists in the information technology field, and Deutsche Börse Group and NYSE Euronext compete for employees with a large number of other enterprises in the information technology industry. Holdco's success following the combination will depend in part upon its ability to attract and retain management personnel and other key employees. Current and prospective employees of Deutsche Börse Group and NYSE Euronext may experience uncertainty about their roles within the combined company following the combination, which may adversely affect the ability of Holdco to attract or retain management personnel and other key employees. A loss of management personnel or other key employees could materially adversely affect Holdco's business and cash flows, financial condition and results of operations.

Failure to complete the combination could negatively affect the prices of the Deutsche Börse shares and the NYSE Euronext shares and the future businesses and financial results of Deutsche Börse Group and NYSE Euronext.

If the combination is not completed, the ongoing businesses of Deutsche Börse Group and/or NYSE Euronext may be adversely affected, and Deutsche Börse Group and NYSE Euronext will be subject to a number of risks, including the following:

- being required to pay a termination fee of €250 million under certain circumstances provided in the business combination agreement or having to pay certain costs relating to the combination, such as legal, accounting and other transactions fees; and

- having had the focus of the management of Deutsche Börse Group and NYSE Euronext on the combination instead of on pursuing other business opportunities that could have been beneficial to the respective company.

If the combination is not completed, these risks may materialize and could have a material adverse effect on the business and cash flows, financial condition and results of operations of Deutsche Börse Group or NYSE Euronext.

The rights and responsibilities of the shareholders of Holdco will be governed by Dutch law and Holdco's articles of association, which will differ in some respects from the rights and responsibilities of shareholders under German or Delaware law and the current organizational documents of Deutsche Börse and NYSE Euronext.

Following the completion of the combination, Holdco's corporate affairs will be governed by its articles of association and the laws governing companies incorporated in the Netherlands. The rights of Holdco's shareholders and the responsibilities of members of the Holdco board of directors under Dutch law will differ from the rights of shareholders and the responsibilities of a company's board of directors under German law or the laws of Delaware.

For example, Holdco's articles of association will also provide that each of the Holdco directors designated by NYSE Euronext and Deutsche Börse, respectively, prior to completion of the combination will be nominated by the Holdco board of directors for re-election pursuant to a binding nomination (within the meaning of Section 2:133 of the Dutch Civil Code) at each of the annual general meetings of shareholders in 2012, 2013 and 2014 (and, additionally, 2015 in the case of the Holdco group chairman and the Holdco group chief executive director). Under Dutch law, binding nominations may only be overridden by a shareholder resolution passed by a two-thirds majority of the votes cast, with such votes representing more than one-half of Holdco's issued capital. Alternatively, if Holdco determines that it is a "foreign private issuer" and is not otherwise required by applicable law, regulation or stock exchange listing standards to hold annual director elections, then the initial members of the Holdco board of directors will be appointed to serve on the board for a term that expires at the Holdco annual general shareholders meeting in 2015 (or in 2016 in the case of the Holdco group chairman and the Holdco group chief executive officer). By contrast, the current amended and restated bylaws of NYSE Euronext provide that directors of NYSE Euronext are elected by the vote of a majority of the votes cast at a meeting at which a quorum is present, except that a plurality voting standard applies in the case of a contested election. The provisions of Dutch corporate law and Holdco's articles of association have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Holdco board of directors. As a result, holders of Holdco shares may have more difficulty in protecting their interests in the face of actions by members of the Holdco board of directors than if Holdco were incorporated in Germany or Delaware. Dutch law also requires that in the performance of its duties, the Holdco board of directors will need to consider the interests of Holdco, and its shareholders, employees and other stakeholders, and it is possible that some of these parties will have interests that differ from, or are in addition to, the interests of the shareholders of Holdco.

Another difference will be the ownership and voting limitations on Holdco shares. The Holdco articles of association will provide that no person, either alone or together with its related persons (as defined in the Holdco articles of association), may beneficially own Holdco shares entitling the holder(s) thereof to cast votes representing in the aggregate more than 40% (or 20% in certain cases, as specified in the Holdco articles of association) of all votes that may be cast on any matter. If a person exceeds the ownership limitation, it will be required to transfer the number of Holdco shares held in excess of this limitation, and the rights to vote, attend general meetings of Holdco and receive dividends or other distributions attached to shares held in excess of the ownership limitation will be suspended for so long as the limitation is exceeded.

In addition, the Holdco articles of association will provide that no person, either alone or together with its related persons (as defined in the Holdco articles of association), will be entitled to vote or cause the voting of Holdco shares beneficially owned by such person or its related persons in excess of twenty percent (20%) of all votes that may be cast on any matter, and no person, either alone or together with its related persons, may acquire the ability to vote in excess of 20% of all votes entitled to be cast on any matter by virtue of agreements entered into by it with other persons not to vote outstanding Holdco shares. If a person exceeds the voting limitation, Holdco will be required to disregard any votes purported to be cast in excess of this limitation. These limitations on ownership and voting will apply to each person unless, among other requirements, it has obtained a written confirmation from the Holdco board of directors that the board has resolved to expressly permit such ownership and voting and such resolution has been filed with, and approved by, the SEC and to the extent required, the

relevant European regulators. These provisions of the Holdco articles of association could delay or deter a change of control of Holdco, which could adversely affect the price of Holdco shares.

These ownership and voting limitations are similar in certain respects to the limitations that currently apply to NYSE Euronext shares (although, among other differences, those limitations are set at 10% and 20%, respectively). Deutsche Börse AG shareholders are currently not subject to these ownership and voting limitations, although a concentration of ownership or voting power of Deutsche Börse AG shares could in some circumstances result in shares of its indirect subsidiary — International Securities Exchange Holdings, Inc. — being automatically transferred to a Delaware trust, and other restrictions on ownership and voting may apply under applicable laws.

It may be difficult for holders of Holdco shares who are not familiar with Dutch corporate law and market practice to exercise their shareholder rights due to foreign legal concepts, language and customs. In addition, shareholder meetings of Holdco will be held in the Netherlands, and it may therefore be expensive and otherwise burdensome to attend these meetings in person (for those shareholders who prefer to vote in person rather than sending a proxy), in particular for shareholders who reside outside of the Netherlands. These aspects could have a material adverse effect on the value of Holdco's shares and could materially impact the rights of Holdco shareholders.

U.S. civil liabilities may not be enforceable.

Holdco is organized under the laws of the Netherlands and substantial portions of its assets will be located outside of the United States. In addition, certain members of the Holdco board of directors, the Deutsche Börse supervisory board and the NYSE Euronext board of directors, and certain members of the Deutsche Börse management board and the respective officers of NYSE Euronext and Holdco, as well as certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon Holdco, Deutsche Börse or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitral awards) in civil and commercial matters, and a final judgment for the payment of money rendered by any federal or state court in the United States which is enforceable in the United States, whether or not predicated solely upon U.S. federal securities laws, would not automatically be recognized or enforceable in the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in the Netherlands. Such party may submit to the Dutch court the final judgment rendered by the U.S. court. If and to the extent that the Dutch court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the judgment of the court of the United States without substantive re-examination or re-litigation on the merits of the subject matter thereof, unless such judgment contravenes principles of public policy of the Netherlands.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against Holdco or members of its board of directors, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

In addition, there is doubt as to whether a Dutch court would accept jurisdiction and impose civil liability on Holdco, the members of its board of directors, its officers or certain experts named herein in an original action

predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against Holdco or such members, officers or experts, respectively.

Deutsche Börse shareholders and NYSE Euronext shareholders will have a reduced ownership and voting interest after the combination and will exercise less influence over management.

After the completion of the combination, the Deutsche Börse shareholders and NYSE Euronext shareholders will own a smaller percentage of Holdco than they currently own of Deutsche Börse and NYSE Euronext, respectively. Upon completion of the combination, and assuming that all of the issued Deutsche Börse shares are exchanged in the exchange offer, former Deutsche Börse shareholders and former NYSE Euronext shareholders will own approximately 60% and 40%, respectively, of the outstanding Holdco shares immediately after the combination. Consequently, Deutsche Börse shareholders, as a group, will have reduced ownership and voting power in the combined company compared to their ownership and voting power in Deutsche Börse, and NYSE Euronext shareholders, as a group, will have reduced ownership and voting power in the combined company compared to their ownership and voting power in NYSE Euronext. Furthermore, the business combination agreement and the relevant organizational documents of Holdco will provide for the composition of the Holdco board of directors and the Global Executive Committee, management and the allocation of management positions between Deutsche Börse and NYSE Euronext only for certain time periods (*i.e.*, four years after completion of the combination for the composition of the Global Executive Committee and management, until the annual general meeting of Holdco shareholders in 2015 for the composition of the Holdco board of directors and until the annual general meeting of Holdco shareholders in 2016 for the positions of the Holdco group chairman and the Holdco group chief executive officer). After those time periods, the respective positions may change.

If Deutsche Börse shareholders do not tender their Deutsche Börse shares in the exchange offer, the consideration that Deutsche Börse shareholders may receive at a later point in time may substantially differ in form and/or value from the consideration that they would have received had they tendered their Deutsche Börse shares in the exchange offer, and they may also be subject to additional taxes.

As soon as reasonably practicable after the completion of the exchange offer and the merger, Holdco intends to effectuate a post-completion reorganization of Deutsche Börse Group that is intended to result in Deutsche Börse becoming a wholly owned or otherwise controlled subsidiary of Holdco. The post-completion reorganization is intended to either eliminate any minority shareholder interest in Deutsche Börse remaining after the completion of the exchange offer or allow Holdco to control Deutsche Börse to the greatest extent legally permissible, regardless of the existence of any remaining minority shareholder interest. Regardless of any post-completion reorganization undertaken, following the completion of the exchange offer, the free float of any non-tendered Deutsche Börse shares that remain outstanding will likely be lower than the current free float in Deutsche Börse shares, thereby reducing the liquidity of the remaining Deutsche Börse shares. Reduced liquidity could make it more difficult for the remaining Deutsche Börse shareholders to sell their shares and could materially adversely affect the market value of those remaining shares.

Due to the statutory legal framework applicable to such post-completion reorganization, holders of Deutsche Börse shares who do not exchange their shares in the exchange offer may receive, or may be offered, a different (including a lower) amount or a different form of consideration than they would have received if they had exchanged their shares in the exchange offer. To the extent legally permissible, the parties intend to structure any post-completion reorganization with the goal that such holders of Deutsche Börse shares receive, at a maximum, the same number of Holdco shares per Deutsche Börse share(s) or consideration having the same value (without taking into account the different tax treatment or withholding requirements that may apply) that they would have received in the exchange offer if they had tendered their Deutsche Börse shares. However, Deutsche Börse shareholders should note that the amount or form of consideration to be offered may be different, and, in particular, lower. Furthermore, in the event that the shares of Holdco lose value after the completion of the combination, there may be no obligation of Holdco to pay to the Deutsche Börse shareholders who did not exchange their shares the higher implied value received by the Deutsche Börse shareholders who exchanged their shares in the offer.

Holdco may effectuate the post-completion reorganization by entering (directly and/or through a wholly owned subsidiary) into a domination agreement or a combination of a domination agreement and a profit and loss transfer agreement, in each case pursuant to Sections 291 *et seq.* of the German Stock Corporation Act with Deutsche Börse as the controlled company, pursuant to which the remaining Deutsche Börse shareholders will have significantly limited rights, including, in the case of a profit and loss transfer agreement, a limited ability to participate in the profits of Deutsche Börse Group. Under a domination agreement or a combination of a domination and profit and loss transfer agreement, the respective controlling company would be obliged pursuant to Section 305 of the German Stock Corporation Act to offer the minority shareholders of Deutsche Börse adequate consideration to acquire their Deutsche Börse shares. In accordance with Section 305 para. 2 no. 1 or no. 2 of the German Stock Corporation Act, the consideration to be offered to the Deutsche Börse shareholders exchanging their Deutsche Börse shares under such agreement would consist of Holdco shares, except for fractional amounts that may be settled in cash, pursuant to Section 305 para. 3 of the German Stock Corporation Act.

In the event that Holdco holds, directly or indirectly, 95% or more of the outstanding Deutsche Börse shares after completion of the exchange offer or at any time thereafter, Holdco may also effectuate the post-completion reorganization by commencing a mandatory buy-out of the Deutsche Börse shares from any remaining shareholders by way of a squeeze-out transaction pursuant to Section 327a *et seq.* of the German Stock Corporation Act or by applying for a court order in accordance with Section 39a *et seq.* of the German Securities Acquisition and Takeover Act (which is referred to in this document as the "German Takeover Act"), in each case for adequate consideration and in addition or alternatively to entering into a domination agreement or a combination of a domination agreement and a profit and loss transfer agreement.

In the event that in the future, under a new German legislation called Third Amendment of the Act on Corporate Reorganizations (*Drittes Gesetz zur Änderung des Umwandlungsgesetzes*) which is currently being prepared, a squeeze-out transaction pursuant to Section 327a *et seq.* of the German Stock Corporation Act may be performed, under certain circumstances, by a shareholder holding a participation of at least 90% (instead of at least 95%) of the outstanding Deutsche Börse shares, Holdco may commence such a squeeze-out transaction if it holds, directly or indirectly, 90% or more of the outstanding Deutsche Börse shares after the completion of the offer or any time thereafter.

The consideration that the remaining minority Deutsche Börse shareholders would receive under a squeeze-out transaction pursuant to Section 327a *et seq.* of the German Stock Corporation Act in exchange for their Deutsche Börse shares must be in cash and, therefore, would be different from the form of consideration offered in the exchange offer. In contrast, the consideration that the remaining Deutsche Börse shareholders would receive in connection with a squeeze-out transaction pursuant to Section 39a *et seq.* of the German Takeover Act in exchange for their Deutsche Börse shares would be, at the election of each individual Deutsche Börse shareholder, either Holdco shares or cash.

Shareholders of Deutsche Börse not participating in the exchange offer will be diluted due to the obligation of Deutsche Börse to tender its treasury shares in the exchange offer.

Deutsche Börse currently holds approximately 4.59% (8,956,997 shares) of its share capital in treasury shares. Deutsche Börse is prohibited from exercising any rights inherently connected with these treasury shares. In the business combination agreement, Deutsche Börse agreed to tender these treasury shares in the exchange offer. After the completion of the exchange offer, Holdco may — in contrast to Deutsche Börse prior to completion of the exchange offer — exercise those rights (*e.g.*, voting rights at shareholders' meetings) inherently connected to those shares, thereby diluting the Deutsche Börse shareholders who do not tender their Deutsche Börse shares in the exchange offer.

Following the completion of the exchange offer, fewer Deutsche Börse shares will remain outstanding and, as a result, the free float of Deutsche Börse shares will be significantly lower than before the completion of the combination, which could materially adversely affect the liquidity and market value of those shares.

Following the completion of the exchange offer, the free float of any non-tendered Deutsche Börse shares will be significantly lower than the current free float in Deutsche Börse shares, thereby reducing the liquidity of the remaining Deutsche Börse shares. Reduced liquidity could make it more difficult for the remaining Deutsche Börse shareholders to sell their shares and could materially adversely affect the market value of those remaining shares. A lower level of liquidity in the trading in Deutsche Börse shares could result in greater price fluctuations of Deutsche Börse shares than in the past. Moreover, memberships in certain stock exchange indices, in particular in the DAX or the EUROSTOXX50, could change as a result of a lower free float. In addition, in the event that Holdco holds, directly or indirectly, 75% or more of the outstanding Deutsche Börse shares after the completion of the exchange offer or any time thereafter, Holdco intends to enter (directly and/or through a wholly owned subsidiary) into a domination agreement or a combination of a domination agreement and a profit and loss transfer agreement with Deutsche Börse pursuant to which the remaining Deutsche Börse shareholders would have significantly limited rights, including, in the case of a profit and loss transfer agreement, a limited ability to participate in the profits of Deutsche Börse, which could also materially adversely affect the market value of the remaining Deutsche Börse shares.

Furthermore, the value of the Deutsche Börse shares implied by the exchange offer does not guarantee that the value of the Deutsche Börse shares not held by Holdco following the completion of the exchange offer will remain at that level or exceed that value in the future. The share price may vary materially in the future.

Risks Relating to the Businesses of Holdco, Deutsche Börse Group and NYSE Euronext

Insufficient systems capacity and systems failures could adversely affect Deutsche Börse Group's and NYSE Euronext's businesses.

Deutsche Börse Group's and NYSE Euronext's businesses depend on the performance and reliability of complex computer and communications systems, including upgrades. Heavy use of platforms and order routing systems during peak trading times or at times of unusual market volatility could cause Deutsche Börse Group's and NYSE Euronext's systems to operate slowly or even to fail for periods of time. Failure to maintain systems, ensure security or to ensure sufficient capacity may also result in a temporary disruption of their regulatory and reporting functions.

Deutsche Börse Group and NYSE Euronext have experienced systems failures in the past, and it is possible that they will experience systems failures in the future. Systems failures could be caused by, among other things, periods of insufficient capacity of network bandwidth, power or telecommunications failures, acts of God or war, terrorism, human error, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism and similar events over which they have little or no control. Deutsche Börse Group and NYSE Euronext also rely on third parties for systems support. Any interruption in these third-party services or deterioration in the performance of these services could also be disruptive to their businesses. In addition, Deutsche Börse Group's and NYSE Euronext's systems may be adversely affected by failures of other trading systems, as a result of which they may be required to suspend trading activity in particular financial instruments or, under certain circumstances, unwind trades.

In the event that any of their systems, or those of their third-party service providers, fail or operate slowly, it may cause any of the following to occur: unanticipated disruptions in service to exchange members and clients, slower response times or delays in trade executions, incomplete or inaccurate recording or processing of trades, financial losses and liabilities to clients and litigation or other claims against Deutsche Börse Group and NYSE Euronext.

If Deutsche Börse Group or NYSE Euronext cannot expand system capacity to handle increased demand, or if their systems otherwise fail to perform and they experience disruptions in service, slower response times or

delays in introducing new products and services, then Deutsche Börse Group and NYSE Euronext could incur reputational damage, regulatory sanctions, litigation, loss of trading share, loss of trading volume and loss of revenues, any of which could also have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Deutsche Börse Group and NYSE Euronext operate in a business environment that continues to experience significant and rapid technological change.

Technology is a key component of Deutsche Börse Group's and NYSE Euronext's business strategy and is crucial to their success. Deutsche Börse Group and NYSE Euronext seek to offer market participants a comprehensive suite of best-in-class technology solutions in a centralized environment. However, Deutsche Börse Group and NYSE Euronext operate in a business environment that has undergone, and continues to experience, significant and rapid technological change. In recent years, electronic trading and customer demand for increased choice of execution methods has grown significantly. To remain competitive, Deutsche Börse Group and NYSE Euronext must continue to enhance and improve the responsiveness, functionality, capacity, accessibility and features of their trading platforms, software, systems and technologies. Their success will depend, in part, on their ability to develop and license leading technologies, enhance existing trading, clearing and settlement platforms and services and create new platforms and services. Furthermore, they need to respond to customer demands, technological advances and emerging industry standards and practices on a cost-effective and timely basis, and continue to attract and retain highly skilled technology staff to maintain and develop existing technology and to adapt to and manage emerging technologies.

The development and expansion of electronic trading, clearing, settlement, custody, collateral management and market data-related technologies entail significant technological, financial and business risks. These risks include Deutsche Börse Group and NYSE Euronext failing or being unable to provide reliable and cost-effective electronic services to their customers, timely developing the required functionality to support electronic trading in key products comparable to systems on other electronic markets, matching fees of their competitors that offer electronic-only trading facilities, attracting independent software vendors to write front-end software that will effectively access Deutsche Börse Group's and NYSE Euronext's electronic trading systems and automated order routing systems, responding to technological developments or service offerings by competitors and generating sufficient revenue to justify the substantial capital investment Deutsche Börse Group and NYSE Euronext have made and will continue to make enhancements to their electronic trading platforms, as well as their clearing and settlement systems.

The adoption of new technologies or market practices may require Deutsche Börse Group and NYSE Euronext to devote additional resources to improve and adapt their services. For example, the growth of algorithmic and so called "black box trading" requires Deutsche Börse Group and NYSE Euronext to increase systems and network capacity to ensure that increases in message traffic can be accommodated without an adverse effect on system performance. In addition, the growth of electronic trading requires Deutsche Börse Group and NYSE Euronext to develop their electronic trading systems to include additional products and markets, and enhance their functionality, performance, capacity, reliability and speed. Keeping pace with increasing requirements can be expensive, and Deutsche Börse Group and NYSE Euronext cannot be sure that they will succeed in making these improvements to their technology infrastructure in a timely manner or at all.

If Deutsche Börse Group and NYSE Euronext are unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis and to adapt to technological advancements and changing standards, they may be unable to compete effectively. Further, Deutsche Börse Group and NYSE Euronext rely on the ability of their customers to have the necessary front and back office functionality to support any new products and trading and clearing functionality of Deutsche Börse Group and NYSE Euronext. To the extent their customers are not prepared and/or lack the resources or infrastructure, the success of any new initiatives may be compromised. Moreover, Holdco may incur substantial development, sales and marketing expenses and expend significant management effort to add new products or services to Deutsche

Börse Group's and NYSE Euronext's trading platforms. Even after incurring these costs, Deutsche Börse Group and NYSE Euronext ultimately may not realize any, or may realize only small amounts of, revenues for these new products or services. Consequently, if revenue does not increase in a timely fashion as a result of these expansion initiatives, the up-front costs associated with expansion may exceed revenue and reduce Holdco's income.

Any failure or delay in exploiting technology, or failure to exploit technology as effectively as competitors of Deutsche Börse Group and NYSE Euronext, could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Service deficiency in Deutsche Börse Group's and NYSE Euronext's manual data processing could result in losses.

Deutsche Börse Group and NYSE Euronext rely mostly on automated data processing. However, not all of the data processing is automated and manual data processing in relation to certain services rendered to its customers is required. Therefore, operator errors or omissions may occur that relate mainly to manual input of data (*e.g.*, incorrect processing of customer instructions in the custody business). As a result, Deutsche Börse Group and NYSE Euronext remain exposed in certain business segments to the risk of inadequate handling of customer instructions. In addition, manual intervention in market and system management is necessary in certain cases. The manual intervention and data processing may lead to mistakes, which could have a material adverse effect on Deutsche Börse Group's, NYSE Euronext's and therefore on Holdco's business and cash flows, financial condition and results of operations.

A failure to protect Deutsche Börse Group's and NYSE Euronext's intellectual property rights, or allegations that Deutsche Börse Group and/or NYSE Euronext have infringed intellectual property rights of others, could adversely affect Holdco's business.

Deutsche Börse Group and NYSE Euronext own or license rights to a number of trademarks, service marks, trade names, copyrights and patents that they use in their businesses, including exclusive rights to use certain indices as the basis for equity index derivatives products traded on their futures markets. To protect their intellectual property rights, Deutsche Börse Group and NYSE Euronext rely on a combination of trademark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements and other contractual arrangements with affiliates, customers, strategic investors and others. The protective steps taken may be inadequate to deter misappropriation of their intellectual property. Deutsche Börse Group and NYSE Euronext may be unable to detect the unauthorized use of, or take appropriate steps to enforce, their intellectual property rights. For example, in its market data & analytics business, Deutsche Börse Group makes its products available to customers on a periodic subscription basis. Although license agreements limit the right of customers to copy or publicly disclose data, customers could nevertheless make unauthorized copies or publicly disclose the information. As a result, the market data & analytics business could lose potential new subscribers due to the fact that the data is freely available. Furthermore, some of the products and processes of Deutsche Börse Group and NYSE Euronext may not be subject to intellectual property protection. Competitors of Deutsche Börse Group and NYSE Euronext may also independently develop and patent or otherwise protect products or processes that are the same or similar to the products or processes of Deutsche Börse Group and NYSE Euronext. Failure to protect intellectual property adequately could harm Deutsche Börse Group's and NYSE Euronext's reputation and affect their ability to compete effectively. Further, defending intellectual property rights may require significant financial and managerial resources, the expenditure of which could also have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Third parties may assert intellectual property rights claims against Deutsche Börse Group and/or NYSE Euronext, which may be costly to defend, could require the payment of damages and could limit Deutsche Börse Group's and/or NYSE Euronext's ability to use certain technologies, trademarks or other intellectual property. Some of Deutsche Börse Group's and NYSE Euronext's competitors currently own patents and have actively

been filing patent applications in recent years, some of which may relate to their trading platforms and business processes. As a result, Deutsche Börse Group and NYSE Euronext may face allegations that they have infringed or otherwise violated the intellectual property rights of third parties. Any intellectual property rights claims, with or without merit, could be expensive to litigate or settle and could divert management resources and attention. Successful challenges against Deutsche Börse Group and/or NYSE Euronext could require them to modify or discontinue their use of technology or business processes where such use is found to infringe or violate the rights of others, or require Deutsche Börse Group and/or NYSE Euronext to purchase licenses from third parties, any of which could also have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Deutsche Börse Group and NYSE Euronext face significant competition and compete globally with a broad range of market participants for listings, trading, clearing and settlement volumes. Increasing competition could result in a decrease of their trading volumes and revenues.

The securities industry, including listings, trade execution, clearing and settlement of cash equities, bonds and derivatives, is highly competitive. Deutsche Börse Group and NYSE Euronext face significant competition for listings, trading, clearing and settlement of equities, fixed income securities, repos, exchange-traded funds, closed-end funds, structured products, futures, options and other derivatives. Holdco expects competition in the securities industry to increase further and that new competitors will enter the industry. For example, the central securities depository settlement services of Clearstream may face increased competition from the emerging central European settlement infrastructure TARGET2-Securities. Competitors and new entrants may be subject to less stringent regulatory oversight than Deutsche Börse Group and NYSE Euronext currently face. Increased competition from existing and new competitors could, for example, cause Deutsche Börse Group and NYSE Euronext to experience a decline in their market share of listings, trading, clearing and settlement activity. Such a decline could cause Deutsche Börse Group and NYSE Euronext to lose the associated transaction fees and, in particular for its U.S. business, a proportionate share of market data fees or other revenue sources.

Sustained trends toward the liberalization, technological innovation and globalization of world capital markets have resulted in greater mobility of capital, greater international participation in local markets and more competition among markets in different geographical areas. The financial infrastructure industry has undergone significant consolidation through mergers, acquisitions and major alliances globally in recent years. For example, in 2007, the International Securities Exchange Holdings, Inc. was acquired by Eurex, a derivatives exchange jointly owned by Deutsche Börse and SIX Swiss Exchange, NYSE Group Inc. and Euronext N.V. combined to form NYSE Euronext, the IntercontinentalExchange acquired the New York Board of Trade, Nasdaq merged with OMX, the Chicago Mercantile Holdings, Inc. and CBOT Holdings, Inc. completed their merger to form CME Group, Inc., and the London Stock Exchange and Borsa Italiana completed their merger. In 2008, CME Group merged with the New York Mercantile Exchange, the Vienna Stock Exchange acquired a majority stake in each of the Budapest, Ljubljana and Prague exchanges, and the following year, formed the CEE Stock Exchange Group, which is expected to implement a shared transaction platform among its exchanges. In February 2010, the London Stock Exchange acquired a majority stake in Turquoise. In late 2010, the Singapore Stock Exchange announced its offer to buy ASX Limited, and, in 2011, other significant transactions have been announced, including Lima Stock Exchange's combination with Bolsa de Valores de Colombia, London Stock Exchange Group's merger with TMX Group and BATS Global Markets' acquisition of Chi-X Europe. As a result of these combinations, and as a result of new entrants entering the industry, global competition among listing venues, trading markets and other execution venues as well as among clearing service providers has become more intense. The global derivatives industry has become increasingly competitive. Exchanges, intermediaries, and even end users are consolidating and over-the-counter and unregulated entities are constantly evolving. Additionally, in response to growing competition, many marketplaces in both Europe and the United States have demutualized to provide greater flexibility for future growth.

The current and prospective competitors of Deutsche Börse Group and NYSE Euronext include both traditional and non-traditional execution and listing venues, securities and securities option exchanges, futures

exchanges, over-the-counter markets, clearing organizations, market data and information vendors, electronic communications networks, multilateral trading facilities, crossing systems and similar entities, consortia of large customers, consortia of clearing firms and electronic brokerage and dealing facilities, market makers, banks, index providers, financial services technology and other financial market participants. Some of these competitors are also among the largest customers of Deutsche Börse Group and NYSE Euronext. Deutsche Börse Group and NYSE Euronext face significant and growing competition from financial institutions that have the ability to divert trading and/or clearing volumes from Deutsche Börse Group's and NYSE Euronext's exchanges and clearing houses. For example, banks and brokers may also enter into bilateral trading arrangements and/or create Broker Crossing Networks by matching their respective order flows, or may "internalize" order flow by assuming the role of principal and acting as counterparty to orders originating from retail investors, in each case depriving Deutsche Börse Group and NYSE Euronext of potential trading volumes. Deutsche Börse Group and NYSE Euronext compete with other market participants in a variety of ways, including the cost, quality and speed of trade execution, liquidity, functionality, ease of use and performance of trading systems, the ranges of products and services offered to trading participants and listed companies, technological innovation and reputation. In particular, Deutsche Börse Group's and NYSE Euronext's competitors may exploit regulatory disparities between traditional, regulated exchanges and alternative markets that benefit from a reduced regulatory burden and lower-cost business model or consolidate and form alliances, which may create greater liquidity, lower costs, and better pricing than Deutsche Börse Group or NYSE Euronext can offer; and better leverage existing relationships with customers and alliance partners or better exploit brand names to market and sell their services.

The importance of technology to the financial infrastructure industry may continue to foster a growing competitive environment due to the global nature of the numerous competitors, ability for new upstarts to emerge and existing competitors' to rapidly innovate. Deutsche Börse and NYSE Euronext further believe that they may also face competition from large computer software companies and media and technology companies. The number of businesses providing Internet-related financial services is rapidly growing. Other companies have entered into or are forming joint ventures or consortia to provide services similar to those provided by Deutsche Börse Group and NYSE Euronext. Other technology companies may become even stronger competitors through acquisitions.

Failure of Holdco to compete successfully could have a material adverse effect on its business, cash flows, financial condition and results of operations.

Holdco's business may be adversely affected by intense price competition.

The securities industry, including listings, trade execution, clearing and settlement of cash equities, bonds and derivatives, is characterized by intense price competition. In particular, the pricing model for listings, trade execution, clearing and settlement has changed in response to competitive market conditions. In recent years, some of Deutsche Börse Group's and NYSE Euronext's competitors have engaged in aggressive pricing strategies, including lowering the fees that they charge for taking liquidity and increasing liquidity (or rebates) they provide as an incentive for providers of liquidity in certain markets. It is likely that Deutsche Börse Group and NYSE Euronext will continue to experience significant pricing pressure and that some of their competitors will seek to increase their share of listings, trading or clearing by reducing their fees, by offering larger liquidity payments or by offering other forms of financial or other incentives.

For example, Holdco could lose a substantial percentage of its share of trading or listings if it is unable to price transactions in a competitive manner. Profit margins could also decline if Holdco reduces pricing in response, particularly in light of the substantially fixed cost nature of Deutsche Börse Group's and NYSE Euronext's respective trading and clearing businesses. Furthermore, other business segments of Deutsche Börse Group may also face intense price competition, such as from the emerging central European settlement infrastructure, TARGET2-Securities, with respect to Clearstream's central securities depository settlement services. In addition, a decrease in the market share in the listing and trading businesses as a result of price pressure could adversely impact other business segments, such as Deutsche Börse Group's market data &

analytics business. Deutsche Börse Group also might be forced to lower its subscription fees for instruments listed on Xetra or Eurex due to competitors offering similar services at lower prices or for free. In addition, one or more competitors may engage in aggressive pricing strategies in the future and significantly decrease or completely eliminate their profit margin for a period of time in order to capture a greater share of listings, trading or clearing market share. Furthermore, many internalization strategies are driven by cost-saving or profit incentive, thus further increasing the desire for Deutsche Börse Group's and NYSE Euronext's customers to avoid incurring fees on its exchanges or clearing houses. Deutsche Börse Group's, NYSE Euronext's and also Holdco's results of operations and future profitability could be adversely affected as a result of these activities.

A change in the policy of the administrative bodies of the exchanges in Germany could reduce Deutsche Börse Group's revenue.

As an exchange operator in Germany, Deutsche Börse Group also generates income from statutory fees established by independent administrative bodies of the Frankfurt Stock Exchange and Eurex Deutschland. A change in the fee policy of the independent administrative bodies of the exchanges, or the discontinuation of certain types of fees previously charged, could reduce Deutsche Börse Group's revenues and could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Adverse economic conditions could negatively affect Holdco's business and cash flows, financial condition and results of operations.

General economic conditions affect the overall level of trading activity and new listings in securities markets, which directly impact Deutsche Börse Group's and NYSE Euronext's results of operations. A significant portion of Holdco's revenue will depend, either directly or indirectly, on transaction-based fees that, in turn, depend on Deutsche Börse Group's and NYSE Euronext's ability to attract and maintain order flow, both in absolute terms and relative to other market centers. Adverse economic conditions may result in a deterioration of the economic success of the companies listed on Holdco's exchanges and hence a decline in trading volume and demand for market data and a decrease of asset-based fees, which may adversely affect Holdco's revenues and future growth. Declines in volumes may impact Deutsche Börse Group's and NYSE Euronext's market share or pricing structures. Poor economic conditions may also negatively impact new listings by reducing the number or size of securities offerings. In the recent financial crisis, both Deutsche Börse Group and NYSE Euronext experienced reduced trading and clearing volumes and fewer listings, resulting in decreased revenues in those segments of their respective businesses.

Deutsche Börse Group and NYSE Euronext also generate revenues from listing fees, clearing and transaction fees. Poor economic conditions, industry-specific circumstances, capital and financial market trends and regulatory requirements may also negatively impact new listings by reducing the number or size of securities offerings. A lack of investor confidence in the financial markets could also have a negative effect on Deutsche Börse Group's and NYSE Euronext's financial performance. Recent global market and economic conditions have been difficult and volatile, in particular for financial services companies that are Deutsche Börse Group's and NYSE Euronext's most significant customers. These conditions have resulted in significantly increased volatility, outflows of customer funds and securities, losses resulting from declining asset values, defaults on securities and reduced liquidity. While volatile markets can generate increased transaction volume, prolonged recessionary conditions can adversely affect trading volumes and the demand for market data, and can lead to slower collections of accounts receivable as well as increased counterparty risk. Deutsche Börse Group has experienced a decline in subscriptions for its market data as a result of the consolidation of its customers and employee layoffs by many of its customers. In the event of a significant and sustained decline in trading and/or clearing volumes, including a reduction in the number of traders, reduced trading demand by customers of Deutsche Börse Group and NYSE Euronext or a decision by regulators or market participants to curtail speculative trading, Deutsche Börse Group and NYSE Euronext would lose revenue, and their inability to quickly reduce infrastructure and overhead expenses could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

During 2009 and 2010, companies in many different industries found it difficult to borrow money from banks and other lending sources, and also experienced difficulty raising funds in the capital markets. While access to credit markets has improved, the upheaval in the credit markets continues to impact the economy. While neither Deutsche Börse Group nor NYSE Euronext has experienced reductions in its borrowing capacity, lenders in general have taken actions that indicate their concerns regarding liquidity in the marketplace. These actions have included reduced advance rates for certain security types, more stringent requirements for collateral eligibility and higher interest rates. Should lenders continue to take additional similar actions, the cost of conducting Holdco's businesses may increase and Holdco's ability to implement its business initiatives could be limited. In addition, Holdco's ability to raise financing could be impaired if rating agencies, lenders or investors develop a negative perception of its long-term or short-term financial prospects, or of prospects for the industries in which it operates, which could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Broad market trends and other factors beyond the control of Deutsche Börse Group and NYSE Euronext could significantly reduce demand for their services.

Deutsche Börse Group's and NYSE Euronext's business, cash flows and results of operations are highly dependent upon the levels of activity on their exchanges and clearing houses, and in particular, upon the volume of financial instruments traded and/or cleared, the number and shares outstanding of listed issuers, the number of new listings, the number of traders in the market and similar factors. Deutsche Börse Group's and NYSE Euronext's business, cash flows and results of operations are also dependent upon the success of their commercial technology business, which, in turn, is directly dependent on the commercial well being of their customers. Deutsche Börse Group and NYSE Euronext have no direct control over these variables. Among other things, Deutsche Börse Group and NYSE Euronext depend more upon the relative attractiveness of the financial instruments traded on their exchanges, and the relative attractiveness of the exchanges as a venue on which to trade these financial instruments, as compared to other exchanges, and alternative trading venues as well as over-the-counter trading. These variables are in turn influenced by economic, political and market conditions in Europe, the United States, and elsewhere in the world that are beyond Deutsche Börse Group's or NYSE Euronext's direct control, including factors such as:

- broad trends in business and finance, including industry-specific circumstances, capital market trends and the mergers and acquisitions environment;

- terrorism, natural disasters and war;

- concerns over inflation and the level of institutional or retail confidence;

- changes in monetary policy and foreign currency exchange rates;

- the availability of short-term and long-term funding and capital;

- the availability of alternative investment opportunities;

- changes in the level of trading activity;

- changes and volatility in the prices of securities;

- changes in tax policy;

- changes in the level and volatility of interest rates and GDP growth;

- legislative and regulatory changes;

- changes in customer base;

- legislative and regulatory changes, including the potential for regulatory arbitrage among regulated and unregulated markets if significant policy differences emerge among markets;

- the perceived attractiveness, or lack of attractiveness, of the U.S. or European capital markets;

- the outbreak of contagious disease pandemics or other public health emergencies in the regions in which Deutsche Börse Group and NYSE Euronext operate which could decrease levels of economic and market activities; and

- unforeseen market closures or other disruptions in trading, clearing, settlement, custody, collateral management and/or market data technology.

General economic conditions affect financial and securities markets in a number of ways, from determining availability of capital to influencing investor confidence. Adverse changes in the economy or the outlook for the financial and securities industry can have a negative impact on Deutsche Börse Group's and NYSE Euronext's revenues through declines in trading volumes, new listings, clearing and settlement volumes and demand for market data. Accordingly, generally adverse market conditions may have a disproportionate effect on Deutsche Börse Group's and NYSE Euronext's business. Furthermore, Deutsche Börse Group's and NYSE Euronext's infrastructure and overhead is based on assumptions on certain levels of market activity (*e.g.*, trading volumes, the number of listed companies or demand for market data).

If levels of activity on Deutsche Börse Group's and NYSE Euronext's exchanges are adversely affected by any of the factors described above or other factors beyond their control, this could also have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Deutsche Börse Group and NYSE Euronext may be at greater risk from terrorism than other companies.

Given Deutsche Börse Group's and NYSE Euronext's prominence in the global securities industry and the concentration of many of their properties and personnel in European and U.S. financial centers, including lower Manhattan, Deutsche Börse and NYSE Euronext may be more likely than other companies to be a direct target of, or an indirect casualty of, attacks by terrorists or terrorist organizations, or other extremist organizations that employ threatening or harassing means to achieve their social or political objectives.

In the event of an attack or a threat of an attack, Deutsche Börse Group's and NYSE Euronext's security measures and contingency plans may be inadequate to prevent significant disruptions in their businesses, technology or access to the infrastructure necessary to maintain their businesses. For example, if part or all of Deutsche Börse Group's and NYSE Euronext's primary data center facilities become inoperable, the disaster recovery and business continuity planning practices may not be sufficient and Deutsche Börse Group and NYSE Euronext may experience a significant delay in resuming normal business operations. Damage to Deutsche Börse Group's or NYSE Euronext's facilities due to terrorist attacks may be significantly in excess of insurance coverage, and Deutsche Börse Group and NYSE Euronext may not be able to insure against some damage at a reasonable price or at all. The threat of terrorist attacks may also negatively affect Deutsche Börse Group's and NYSE Euronext's ability to attract and retain employees. In addition, terrorist attacks may cause instability or decreased trading in the securities markets, including trading on exchanges. Any of these events could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Deutsche Börse Group and NYSE Euronext are exposed to fluctuations in foreign exchange rates and interest rates.

Since Deutsche Börse Group and NYSE Euronext conduct operations in several different countries, including several European countries and the United States, a substantial portion of their assets, liabilities, revenues and expenses are denominated in euros, U.S. dollars, Swiss francs and pounds sterling. As a result, Holdco will be exposed to foreign exchange rate fluctuations. The multiple currency conversions that will take place as a result of transactions between subsidiaries of Holdco located in different jurisdictions will also expose Holdco and its subsidiaries to further exchange rate fluctuations. In addition, Deutsche Börse Group and NYSE Euronext are each exposed to interest rate fluctuations. Deutsche Börse Group is exposed to interest rate fluctuations, in particular in connection with cash investments or borrowings as well as through corporate

transactions. Except for its fixed rate bonds, most of NYSE Euronext's financial assets and liabilities are based on floating rates. Holdco, Deutsche Börse Group and NYSE Euronext may use derivative financial instruments with the aim to reduce some of the negative impacts that could result from fluctuations in these rates. Holdco's, Deutsche Börse Group's and NYSE Euronext's assumptions and assessments with regard to the future development of these rates and the chosen level of risk avoidance or risk tolerance have a substantial impact on the success or failure of their hedging policies. The failure of Holdco's, Deutsche Börse Group's or NYSE Euronext's hedging policies could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Deutsche Börse Group and NYSE Euronext are exposed to liquidity risk and may lack sufficient liquidity to meet their daily payment obligations or may incur increased refinancing costs which could adversely affect Holdco's business and cash flows, financial condition and result of operations.

Deutsche Börse Group and NYSE Euronext and its subsidiaries will be exposed to liquidity risk, and may lack sufficient liquidity to meet their daily payment obligations or may incur increased refinancing costs in the event of liquidity shortages. Deutsche Börse Group and NYSE Euronext and its subsidiaries manage liquidity risk by matching the duration of investments and liabilities, restricting investments in potentially illiquid or volatile asset classes, repledging securities received with central banks and maintaining sufficient financing facilities to overcome unexpected demands for liquidity. Credit lines are also available to Deutsche Börse Group and NYSE Euronext or their subsidiaries to provide additional liquidity should it be needed. In addition Deutsche Börse Group and NYSE Euronext have commercial paper programs in place for flexible, short term financing. Nevertheless, Deutsche Börse Group and NYSE Euronext cannot guarantee that current liquidity levels and contingency credit lines are adequate in the event of liquidity shortages. The lack of sufficient liquidity to close out open positions could have a material adverse effect on Deutsche Börse Group's and NYSE Euronext's business and cash flows, financial condition and results of operations. Following the completion of the combination, the assets and results of operations of Holdco as the holding company of Deutsche Börse and NYSE Euronext will largely depend on the development of Deutsche Börse's and NYSE Euronext's businesses and cash flows, financial condition and results of operations. Thus, a possible liquidity shortage of Deutsche Börse, NYSE Euronext or their subsidiaries may affect Holdco's business and cash flows, financial condition and results of operations as well.

Deutsche Börse Group's and NYSE Euronext's businesses may be adversely affected by risks associated with clearing and settlement activities.

The customers of the Deutsche Börse subsidiaries that operate its clearing and settlement businesses, Eurex Clearing and Clearstream, may default on their contractual, borrowing or guarantee obligations and not be able to fulfill their obligations or settle outstanding liabilities. Eurex Clearing AG is the clearinghouse within Deutsche Börse Group. It offers fully automated and straight-through post-trade services for derivatives, equities, repo, energy and fixed income transactions. In its role as a central counterparty, Eurex Clearing AG is exposed to counterparty, credit and market risk because it acts as a buyer to all sellers and as a seller to all buyers, thereby seeking to minimize counterparty risk and to maximize operational efficiency. Eurex Clearing AG maintains policies and procedures to help ensure that its clearing members can satisfy their obligations and uses several lines of defense to cover counterparty risks, including guarantee funds (clearing funds) and requesting daily and, where necessary, intraday deposit of collateral by clearing members in the form of cash or securities in line with the parties' respective positions and margin requirements. In the event of a clearing member's default, the collateral deposited may be inadequate to cover all remaining obligations after closing out all open positions.

Clearstream lends only on a short-term basis, for the purposes of increasing the efficiency of the settlement for securities transactions and largely to collateralized parties with a good credit rating. These credit lines may be revoked at any time. Furthermore, Clearstream is also exposed to credit risk in its securities lending activities. Although lending transactions are collateralized, Clearstream customers may default and the collateral held may not be sufficient to avoid incurring a credit loss, which could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

NYSE Euronext's UK regulated derivatives subsidiary, the London Market of NYSE Liffe, took full responsibility for clearing activities in NYSE Euronext's UK derivatives market on July 30, 2009. As a result, NYSE Liffe became the central counterparty for contracts entered into by its clearing members on the London Market of NYSE Liffe market and outsources certain services to LCH.Clearnet Limited, which is referred to in this document as "LCH.Clearnet." NYSE Liffe has credit exposure to those clearing members. NYSE Liffe's clearing members may encounter economic difficulties as a result of the market turmoil and tightening credit markets, which could result in bankruptcy and failure. NYSE Liffe offsets its credit exposure through arrangements with LCH.Clearnet in which LCH.Clearnet provides clearing guarantee backing and related risk functions to NYSE Liffe, and under which LCH.Clearnet is responsible for any defaulting member positions and for applying its resources to the resolution of such a default. In addition, NYSE Liffe maintains policies and procedures to help ensure that its clearing members can satisfy their obligations, including by requiring members to meet minimum capital and net worth requirements and to deposit collateral for their trading activity. Nevertheless, NYSE Euronext cannot be sure that in extreme circumstances, LCH.Clearnet might not itself suffer difficulties, in which case these measures might not prove sufficient to protect NYSE Liffe from a default, or might fail to ensure that NYSE Liffe is not adversely affected in the event of a significant default.

NYSE Euronext has also entered into a joint venture with the Depositary Trust & Clearing Corporation (which is referred to in this document as "DTCC") to establish the New York Portfolio Clearing (which is referred to in this document as "NYPC"), which is expected to be operational during the first half of 2011. NYPC will initially clear fixed income futures listed on NYSE Liffe US, with the ability to add other exchanges and derivatives clearing organizations in the future. NYSE Euronext has agreed to commit a $50 million financial guarantee to the NYPC default fund and will face clearing risks similar to those it would expect to face with respect to NYSE Liffe Clearing. NYSE Euronext may also in the future expand its clearing operations to other markets and financial products, which would increase its exposure to these types of risks.

In the event that any of the above counterparties to Deutsche Börse Group or NYSE Euronext default on their obligations, such default could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operation.

Deutsche Börse Group's share of trading in Deutsche Börse Group listed securities and NYSE Euronext's share of trading in NYSE Euronext listed securities has declined and may continue to decline.

As a result of increasing competition, including from nontraditional trading venues and other competitors that are also among Deutsche Börse Group's and NYSE Euronext's largest customers, Deutsche Börse Group's share of the European Electronic Order Book Equity Trading declined from approximately 13.49% in 2009 to 12.25% in 2010. NYSE Euronext's share of trading on a matched basis in NYSE-listed securities has declined from approximately 38% in 2009 to 36% in 2010. NYSE Euronext's share of Euronext-listed securities remained relatively stable in 2010. Multilateral trading facilities (which are referred to in this document as "MTFs") offer trading in the securities listed on the Frankfurt Stock Exchange, Euronext and other European regulated markets and compete directly with Deutsche Börse Group as well as with NYSE Euronext for market share. If Deutsche Börse Group's and NYSE Euronext's trading share continues to decrease relative to its competitors, they may be less attractive to market participants as a source of liquidity. This could further accelerate their loss of trading volume. Similarly, a lower trading share of Deutsche Börse Group and NYSE Euronext listed securities may cause issuers to question the value of a Deutsche Börse Group listing and a NYSE Euronext listing, which could adversely impact Deutsche Börse Group's and NYSE Euronext's listing business.

In addition, in the United States, the allocation of market data revenues among competing market centers is tied to trading share. A decline in NYSE's trading share lowers its percentage of the U.S. national market system tape pool revenues from the consolidated tape association and unlisted trading privileges. Declines in NYSE Euronext's trading share could adversely affect the growth, viability and importance of some of its market data products.

If growth in Deutsche Börse Group's and NYSE Euronext's overall trading volumes of Deutsche Börse Group-listed and NYSE Euronext-listed securities does not offset any significant decline in their trading share, or if a decline in their trading share in Deutsche Börse Group-listed and NYSE-listed securities makes their venues appear less liquid, then this could have a material adverse effect on Holdco's business, financial condition and results of operations.

If Deutsche Börse Group's or NYSE Euronext's goodwill or intangible assets become impaired, Deutsche Börse Group, NYSE Euronext and, after the combination, Holdco may be required to record a significant charge to earnings.

Under IFRS and U.S. GAAP, Deutsche Börse Group and NYSE Euronext, respectively, review their amortizable intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually, and are also tested when factors arise that may be considered a change in circumstances indicating that the carrying value of the goodwill or intangible assets may not be recoverable, such as a decline in stock price and market capitalization, reduced future cash flow estimates, and slower growth rates. Deutsche Börse Group or NYSE Euronext may be required to record a significant charge in their financial statements during the period in which any impairment of its goodwill or intangible assets is determined. For example, Deutsche Börse had to write off €415.6 million in 2009 and another €453.3 million in 2010 solely due to the acquisition of ISE in 2007. In addition, any goodwill arising from the combination accounted on the Holdco level may be subject to impairment, and Holdco may be required to record a significant charge in its financial statements. If additional impairment charges are incurred, this could have a material adverse effect on Holdco's business, financial condition and results of operations.

Deutsche Börse Group depends on its large customers.

A considerable portion of Deutsche Börse Group's revenues are derived from business conducted with institutional clients and large financial institutions. In 2010, the largest trading participant in Xetra accounted for 7% (2009: 8%, 2008: 7%), and the 10 largest trading participants in Xetra accounted for 48% (2009: 50%, 2008: 52%) in each case, of the total trading volumes. On the Eurex side of Deutsche Börse Group's business (excluding ISE), the largest customer accounted for 6% (2009: 5%, 2008: 4%) and the 10 largest customers accounted for 32% (2009: 32%, 2008: 32%), in each case, of the overall trading volumes for 2010. Clearstream's largest customer accounted for 6% (2009: 6%, 2008: 7%) and the 10 largest customers accounted for 39% of Clearstream's sales revenues in 2010 (2009: 36%, 2008: 46%). Loss of all or a substantial portion of trading volumes of any of Deutsche Börse Group's large customers for whatever reason could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Deutsche Börse Group and NYSE Euronext are subject to significant litigation risks and other liabilities.

Many aspects of Deutsche Börse Group's and NYSE Euronext's business involve litigation risks. These risks include potential liability from disputes over terms of a securities trade or from claims that a system or operational failure or delay caused monetary losses to a customer, as well as potential liability from claims that Deutsche Börse Group or NYSE Euronext facilitated an unauthorized transaction or provided materially false or misleading statements in connection with a transaction. NYSE Euronext is involved and may continue to be involved in allegations of misuse of the intellectual property of others, as well as other commercial disputes. Dissatisfied customers frequently make claims against their service providers regarding quality of trade execution, improperly cleared or settled trades, mismanagement or even fraud. Although aspects of Deutsche Börse Group's and NYSE Euronext's business are protected by regulatory immunity, Holdco could nevertheless be exposed to substantial liability under German law, U.S. federal and state laws and court decisions, rules and regulations promulgated by BaFin, the SEC, U.S. Commodity Futures Trading Commission (which is referred to in this document as the "CFTC") or European and other regulators, and laws and court decisions in the countries where Deutsche Börse Group and NYSE Euronext operate. Holdco could incur significant expenses defending

claims, even those without merit. In addition, an adverse resolution of any lawsuit or claim against Holdco or its subsidiaries may require them to pay substantial damages or impose restrictions on how they conduct business. Furthermore, Holdco, Deutsche Börse Group and NYSE Euronext may face claims in connection with the combination. Potential claims may include any kind of alleged violations of contractual obligations to which Holdco, Deutsche Börse Group or NYSE Euronext may be bound by conducting the combination, alleged breaches of fiduciary duties vis-à-vis shareholders and other reasons.

For example, following the announcement of the business combination agreement on February 15, 2011, various lawsuits were filed by purported NYSE Euronext shareholders in at least two U.S. state courts and one federal court in which the plaintiffs are claiming breach of fiduciary duty against the individual defendants, and claiming aiding and abetting that alleged breach against one or more of the entity defendants. In general, the lawsuits critique the terms of the proposed transaction and seek, among other things, an injunction against its completion. Certain members of Deutsche Börse Group are involved in various legal proceedings, including an action seeking damages and the restraint of certain securities held in an account of Clearstream Banking S.A. alleged to be beneficially owned by an Iranian government entity in connection with an enforcement action against the government of Iran by representatives of victims of a bombing in Beirut in the 1980s. In addition, Clearstream Banking S.A. is subject to an action seeking damages for alleged improper payments in violation of a judgment obtained by creditors of the Republic of Argentina and an action has been filed against Clearstream Banking S.A., seeking damages for alleged improper payments made to former investors in the Madoff Ponzi scheme. NYSE Euronext is also involved in various legal proceedings, including a dispute with the U.S. Internal Revenue Service regarding a proposed adjustment seeking to disallow certain deductions taken by the NYSE for compensation paid to its former chairman and chief executive officer in the tax years 2001, 2002 and 2003.

An adverse result with respect to any of these various proceedings could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Deutsche Börse Group's and NYSE Euronext's networks and those of their third-party service providers may be vulnerable to security risks.

The secure transmission of confidential information over public and other networks is a critical element of Deutsche Börse Group's and NYSE Euronext's operations. Deutsche Börse Group's and NYSE Euronext's networks and those of their third-party service providers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully access and use Deutsche Börse Group's and NYSE Euronext's information or their customers' information, or cause interruptions or malfunctions in their operations. Deutsche Börse and NYSE Euronext have frequently been the target of attempted information security attacks, and although none of these attempts has resulted in any material issues for either company, the security measures taken by Deutsche Börse and NYSE Euronext are costly and may ultimately prove inadequate. This could cause Deutsche Börse Group and NYSE Euronext to incur reputational damage, regulatory sanctions, litigation, loss of trading share, loss of trading volume and loss of revenues, any of which could also have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

If the indices and other products of Deutsche Börse Group and NYSE Euronext contain undetected errors or fail to perform properly, this could have a material adverse effect on their business, financial condition or results of operation.

The market data & analytics business of Deutsche Börse Group and the Information Services business of NYSE Euronext develop, calculate, market and distribute indices in a variety of asset classes. As a result, Deutsche Börse Group's and NYSE Euronext's indices underlie derivative financial instruments of investors, financial market product developers and issuers. Indices and other products developed or licensed by Deutsche Börse Group and NYSE Euronext may contain miscalculations or undetected errors. As a consequence market participants who use real time price and orderbook information or other market moving signals to make their buy

or sell decisions and recommendations or require accurate instrument reference data for risk management activities and error-free settlement may base their decisions on miscalculated or erroneous information. Therefore, Deutsche Börse Group and NYSE Euronext may be exposed to damage claims brought forward against them based on such miscalculations or undetected errors and could result in harm to their reputation, contractual disputes, negative publicity, delays in or loss of market acceptance of their products, license terminations or renegotiations, or unexpected expenses and diversion of resources to remedy errors. This may have a material adverse effect on Holdco's, Deutsche Börse Group's and NYSE Euronext's business and cash flows, financial condition and results of operations.

Deutsche Börse Group's and NYSE Euronext's reliance on third parties could adversely affect their businesses if these third parties cease to perform the functions that they currently perform.

Deutsche Börse Group and NYSE Euronext rely on third party service providers that they do not control. Deutsche Börse Group relies on third-party service providers, including information technology hardware providers and certain data suppliers. In particular, the index and analytic products developed in the market data & analytics business and the business of STOXX Ltd. of Deutsche Börse Group are dependent upon updates and continuing access to historical and current data from third-party sources, such as exchanges and other data suppliers who calculate and provide a variety of indices. If any of the provided information has errors, is delayed or is unavailable, this could materially impair the ability of Deutsche Börse Group to effectively operate these businesses. In particular, the timing of calculations of real-time indices as reference prices for certain derivatives is critical, and any delay may cause Deutsche Börse Group to face liabilities from customers who rely on these indices as a reference point for their specific products.

NYSE Euronext relies on third parties for certain clearing and regulatory services. For example, it relies on LCH.Clearnet to provide a clearing guarantee and manage related risk functions in connection with clearing on some of its European cash and derivatives markets. NYSE Euronext also relies on the services of Euroclear for settling transactions on its European cash markets. FINRA performs the market surveillance and enforcement functions for Deutsche Börse Group's U.S. derivatives exchange, ISE. Although NYSE Regulation oversees FINRA's performance of regulatory services for NYSE Euronext's markets, and NYSE Regulation has retained staff associated with such responsibility as well as for rule development and interpretations, regulatory policy, oversight of listed issuers' compliance with applicable listing standards and real-time stockwatch reviews, NYSE Euronext is significantly reliant on FINRA to perform these regulatory functions. NYSE Euronext also depends on the Consolidated Tape Association to oversee the dissemination of real-time trade and quote information in NYSE- and NYSE Amex-listed securities. To the extent that any of these third parties experiences difficulties, materially changes its business relationship with Deutsche Börse Group or NYSE Euronext or is unable for any reason to perform its obligations, Deutsche Börse Group's or NYSE Euronext's business or reputation may be materially adversely affected.

Deutsche Börse Group and NYSE Euronext also rely on members of the trading community to maintain markets and add liquidity. Global market and economic conditions have been difficult and volatile in recent years, in particular for financial services companies, such as the members of the exchanges.

To the extent that any external service providers provide inadequate products, experience difficulties or losses, do not provide sufficiently experienced personnel, are unable to provide services to the required levels or otherwise fail to meet their obligations under their service arrangements with either Deutsche Börse Group or NYSE Euronext, a material adverse effect on Holdco's business and cash flows, financial condition and results of operations could occur.

Holdco will face risks when entering into or increasing its presence in markets where Deutsche Börse Group and NYSE Euronext do not currently compete or when entering into new business lines.

After the combination, Holdco may enter into or increase its presence in markets that already possess established competitors. Attracting customers in certain countries may also be subject to a number of risks, including currency exchange rate risk, difficulties in enforcing agreements or collecting receivables, longer

payment cycles, compliance with the laws or regulations of these countries, and political and regulatory uncertainties. Holdco may also expand its presence or enter into newly developing arenas of competition where less regulated competitors exist and demand for such services is subject to uncertainty. As a result, demand and market acceptance for Holdco's products and services within these markets will be subject to a high degree of uncertainty and risk. Holdco may be unable to enter into or increase its presence in these markets and compete successfully, which could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Damage to Holdco's, Deutsche Börse Group's and/or NYSE Euronext's reputation could materially adversely affect Holdco's business.

One of Deutsche Börse Group's and NYSE Euronext's competitive strengths is their strong reputation and brand name. Their reputation could be harmed in many different ways, including by regulatory, governance or technology failures or the activities of members or listed companies whom they do not control. Damage to Deutsche Börse Group's and/or NYSE Euronext's reputation could cause some issuers not to list their securities on their exchanges, as well as reduce the trading volume on their exchanges, and/or reduce clearing and/or settlement volumes. Any of these events could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Deutsche Börse Group and NYSE Euronext may complete acquisitions and dispositions prior to completion of the combination that may affect their respective businesses and/or the value of the consideration to be received by Deutsche Börse shareholders and NYSE Euronext shareholders in the combination.

Prior to completion of the combination, the business combination agreement limits the ability of Deutsche Börse, NYSE Euronext and their respective subsidiaries to complete or enter into agreements that provide for acquisitions and divestitures in excess of €100 million in the aggregate for dispositions and €200 million in the aggregate for acquisitions. However, each party may engage in transactions up to these agreed upon limits and may seek the consent of the other party to engage in more substantial transactions. Although neither of the parties currently has an agreement in place which provides for such a transaction, each party continually evaluates strategic alternatives, including opportunities to expand through acquisitions or to focus the business through dispositions.

Any acquisition by Deutsche Börse or NYSE Euronext may result in the use of a significant portion of the party's available cash, an issuance of shares that would be dilutive to their respective shareholders, the incurrence of debt, and/or significant acquisition-related charges. In addition, any acquisition will involve significant risks, including the possible failure to successfully integrate and realize the expected benefits of the acquisition. Acquisitions may also result in the assumption of liabilities, including liabilities that are contingent, unknown or not fully known at the time of the acquisition, which could have a material adverse effect on the business of Deutsche Börse Group or NYSE Euronext.

As the value of consideration to be received by Deutsche Börse shareholders and NYSE Euronext shareholders is dependant upon the value of the combined company, changes to either company's business, financial position or results of operations prior to completion may adversely affect the value of the consideration to be received by their shareholders in the combination. If an acquisition or disposition ultimately proves to be detrimental to Deutsche Börse Group, NYSE Euronext or Holdco, their respective shares may be worth less than they otherwise would have been had such transaction not been undertaken or successfully completed. Acquisitions and dispositions also may divert the time and focus of Deutsche Börse Group's and/or NYSE Euronext's management from operating their respective businesses to negotiating and completing transactions and, in the case of acquisitions, integrating the acquired businesses.

Detrimental acquisitions or dispositions by Deutsche Börse or NYSE Euronext or the failure to successfully implement or agree upon any such transactions may affect their respective business and/or the value of the consideration to be received by Deutsche Börse shareholders and NYSE Euronext shareholders in the combination.

Future business combinations, acquisitions, partnerships and joint ventures may require significant resources and/or result in significant unanticipated costs or liabilities.

Holdco may seek to grow its business by entering into business combination transactions, making acquisitions or entering into partnerships or joint ventures, which may be material. The market for acquisition targets and strategic alliances is highly competitive, particularly in light of increasing consolidation in the industry, which could adversely affect Holdco's ability to find acquisition targets or strategic partners consistent with its objectives.

In pursuing its strategy, consistent with industry practice, Holdco may routinely engage in discussions with industry participants regarding potential strategic transactions. Such transactions may be financed by the issuance of additional equity securities, including shares of Holdco, or the incurrence of indebtedness, or a combination thereof. The issuance of additional equity may be substantial and dilutive to existing Holdco shareholders. In addition, the announcement or completion of future transactions could have a material adverse effect on the price of the shares of Holdco. Holdco could face financial risks associated with incurring indebtedness, such as reducing its liquidity, curtailing its access to financing markets and requiring the service of such indebtedness.

In addition, business combination transactions, acquisitions, partnerships and joint ventures may require significant managerial attention, which may be diverted from Holdco's other operations. These capital, equity and managerial commitments may impair the operation of Holdco's businesses. Furthermore, any future business combination transactions or acquisitions could entail a number of additional risks, including increased regulation and exposure to unanticipated liabilities, all of which could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Risks Relating to Regulatory Environment and Legal Risks

Further uncertainties in connection with the resolution on and implementation of new regulations may reduce the level of activities of Deutsche Börse Group and/or NYSE Euronext.

A significant piece of regulatory legislation was enacted in the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act (which is referred to in this document as the "Dodd-Frank Act") on July 15, 2010. Few provisions of the Dodd-Frank Act became effective immediately upon signing and many of its provisions require the adoption of regulations by various U.S. federal agencies and departments. Furthermore, the legislation contains substantial ambiguities, many of which will not be resolved until regulations are adopted. As a result, it is difficult to predict all of the effects that the legislation will have on Deutsche Börse Group or NYSE Euronext, although they do expect it to impact their businesses in various and significant ways. For instance, NYPC, the joint venture futures clearing organization within NYSE Euronext that began its operations in the first half of 2011, could become subject to heightened prudential standards to be adopted by the CFTC, as well as to the U.S. Federal Reserve's back-up authority to regulate financial market utilities that are primarily regulated by the CFTC, if NYPC is designated as systemically important. In addition, other Deutsche Börse or NYSE Euronext subsidiaries that are not regulated in the U.S. today but have a U.S. presence could be required to register with regulatory authorities and be subject to extensive regulation. The Dodd-Frank Act authorizes the SEC and CFTC to adopt position limits on the trading of swap and security-based swap products that may trade today or in the future on the facilities of certain of Deutsche Börse's or NYSE Euronext's subsidiaries. Such position limits could cause market participants to change their trading behavior and could result in Deutsche Börse Group or NYSE Euronext experiencing a loss of transaction-based revenue and limit opportunities for future growth. The Dodd-Frank Act also provides regulators, such as the SEC, with enhanced examination and enforcement authorities, which could result in their regulated subsidiaries incurring increased costs to respond to examinations or other regulatory inquiries.

Similar uncertainties arise in the context of the European regulatory framework for financial markets and Deutsche Börse Group's and NYSE Euronext's European listings, trading, market data, clearing and settlement businesses, which are largely affected by European regulations. The European Commission has proposed or is consulting on significant reforms, notably on the following subjects:

- A legislative proposal on the revision of the Markets in Financial Instruments Directive (which is referred to in this document as "MiFID") that governs most of Deutsche Börse Group's and NYSE Euronext's day-to-day activities as market operators is expected to be released by the European Commission during the course of 2011. In December 2010, the European Commission issued a Public Consultation on the MiFID review. Both Deutsche Börse Group and NYSE Euronext actively participated in the regulatory discussion and have submitted written responses to the European Commission's public consultation;

- In September 2010, the European Commission released a legislative proposal for a regulation on OTC derivatives, central counterparties and trade repositories (formerly, the European Market Infrastructure Regulation, which is referred to in this document as "EMIR"). Deutsche Börse, NYSE Euronext and over two hundred other parties responded to the European Commission's public consultation with detailed written submissions. The adoption of the regulation is subject to the co-decision process by the European Parliament and the Council, with political agreement expected to be achieved in 2011. This would enable Regulation on Derivative Transactions, Central Counterparties and Trade Repositories to be implemented in 2012, in line with the G20 timetable. The original emphasis in EMIR was on mandating central counterparty (which is referred to in this document as a "CCP") clearing for "eligible" OTC contracts. However, detailed discussion continues about the full scope of the regulation, regulatory standards for CCPs, and others, which may carry a risk of significant impact on current business models and of potentially burdensome and costly operational requirements being imposed on CCPs. In addition, work within the Bank for International Settlements is expected to lead to the current zero risk weighting of collateral lodged with CCPs being replaced by a more burdensome regime for a CCP's counterparties;

- In September 2010, the European Commission published a legislative proposal for a regulation on short selling and certain aspects of credit default swaps to regulate short selling activity in the EU. The adoption of the short selling regulation is currently subject to the co-decision process with the European Parliament and the Council;

- In November 2010, the European Commission published the second public consultation on a new legal framework for intermediated securities. The European Commission intends to produce legislative proposals on this issue (Securities Law Directive) before the summer of 2011;

- The European Commission has carried out a public consultation in relation to the Market Abuse Directive, and is expected to release a legislative proposal for a revised Market Abuse Directive during the course of 2011; and

- In January 2011, the European Commission launched a public consultation on the regulation of Central Securities Depositories (which are referred to in this document as "CSDs") and the harmonization of settlement across Europe and is expected to issue a legislative proposal in the summer of 2011.

If and when the above legislative proposals are adopted, and/or if any other European legislation relevant to Deutsche Börse Group's or NYSE Euronext's business is adopted or amended, this could adversely impact the businesses of Deutsche Börse Group and NYSE Euronext in various and significant ways and could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

In addition, Deutsche Börse Group's and NYSE Euronext's European businesses are also subject to national legislation in Europe. Part of the legislation governing financial markets in the European countries where it operates is undergoing reform and new legislation is being enacted or proposed. For example, on July 26, 2010, the UK Government announced its plans for reforming the UK regulatory regime, to involve the abolition of the

Financial Services Authority and its replacement with two separate regulators, one covering prudential risks and the other conduct of business matters. This would mean that, from the end of 2012, NYSE Euronext's London trading market of NYSE Liffe would be principally overseen by a new regulator, the Financial Conduct Authority, whereas NYSE Euronext's London-based clearing activities would be principally regulated by the Bank of England. All of these changes could affect its business in the future. In Belgium, as from March 2011 prudential competences of the Belgian Banking, Finance and Insurance Commission (*Commission bancaire, financière et des assurances*) (which is referred to in this document as the "CBFA") should be transferred to the Belgian National Bank with possible impact on NYSE Euronext's clearing activities.

Finally, three new independent European agencies (the European Securities Markets Authority (which is referred to in this document as "ESMA") in the field of financial markets, the European Banking Authority for the banking field and the European Insurance and Occupational Pensions Authority for insurances and occupational pensions companies) have been created to contribute to safeguarding the stability of the European Union's financial system by ensuring the integrity, transparency, efficiency and orderly functioning of securities markets, as well as enhancing investor protection. In particular, ESMA is intended to foster supervisory convergence both amongst securities regulators and across financial sectors by working closely with the other competent European Supervisory Authorities. The need for those agencies to become fully operational and the dialogue they will have to put in place with the national competent regulators could slow the process and the implementation of any new measures.

It is expected that market participants will change their behavior in response to these new regulations. Deutsche Börse Group and NYSE Euronext are highly dependent upon the levels and nature of activity on their exchanges and clearing houses, in particular the volume of financial instruments traded and cleared, the number of participants in the market, the relative attractiveness of the financial instruments traded on their exchanges and cleared in their clearing houses and similar factors. To the extent that the above regulatory changes cause market participants to reduce the levels or restrict the nature of activity on Deutsche Börse Group's and/or NYSE Euronext's exchanges, and/or clearing houses, the business and cash flows, financial condition and results of operations of Holdco may be adversely affected. Furthermore, their U.S. and international exchanges compete for listings in other jurisdictions. If the Dodd-Frank Act or any of the pending European legislation described above or any other legislation that might be adopted in the future adversely affects the legal and regulatory environment surrounding the markets that Deutsche Börse Group and/or NYSE Euronext operate, or the market perceptions thereof, it may make it difficult for their exchanges and/or clearing houses to compete with other competitors in different jurisdictions, which could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Regulatory changes or court rulings may have an adverse impact on Deutsche Börse Group's and NYSE Euronext's ability to derive revenue from market data fees.

Regulatory developments could reduce the amount of revenue that Deutsche Börse Group and NYSE Euronext obtain from market data fees. With respect to Deutsche Börse Group's and NYSE Euronext's U.S. exchanges, the ability to assess fees for market data products is contingent upon receiving approval from the SEC. There continue to be opposing industry viewpoints as to the extent that Deutsche Börse Group and NYSE Euronext should be able to charge for market data, and it is conceivable that the SEC could undertake an examination of exchange market data fees. If such an examination is conducted, and the results were to be detrimental to the ability of Deutsche Börse Group's and NYSE Euronext's U.S. exchanges to charge for market data, there could be a negative impact on their revenues. In November 2004, the SEC proposed corporate governance, transparency, oversight and ownership rules for registered national exchanges and other self-regulated organizations (which are referred to in this document as "SROs") and issued a concept release examining the efficacy of self-regulation. The concept release also solicited public comment concerning the level of market data fees, following several years of claims from some competitors and data intermediaries that market data fees and revenues are excessive. Holdco cannot predict whether, or in what form, any regulatory changes will take effect or their impact on the business of its subsidiaries. A determination by the SEC, for example, to

link market data fees to marginal costs, to take a more active role in the market data rate-setting process, or to reduce the current levels of market data fees could have a material adverse effect on Holdco's market data revenues.

European exchanges are currently authorized to sell trade information on a non-discriminatory basis at a reasonable cost. This regulatory position could be modified or interpreted by the European Commission or European court decisions — as well as in Germany by the relevant exchange council (*Börsenrat*) — in a manner that could have a material adverse effect on Holdco's European market data revenues.

The legal and regulatory environment in the United States may make it difficult for NYSE Euronext's U.S. exchanges to compete with non-U.S. exchanges for the listings of non-U.S. companies and adversely affect its competitive position.

NYSE Euronext's U.S. exchanges will continue to compete to obtain the listing of non-U.S. issuer securities (in addition to the listing of U.S. issuer securities). However, the legal and regulatory environment in the United States, as well as the perception of this environment, has made and may continue to make it more difficult for NYSE Euronext's U.S. exchanges to compete with non-U.S. securities exchanges for these listings and adversely affect its competitive position.

For example, the Sarbanes-Oxley Act of 2002 imposes a stringent set of corporate governance, reporting and other requirements on both U.S. and non-U.S. publicly listed companies which requires significant resources from issuers. NYSE Euronext believes this has had an adverse impact on the ability of NYSE Euronext's U.S. exchanges to attract and retain listings of non-U.S. issuers. In addition, the Dodd-Frank Act imposes new corporate governance requirements on U.S. listed companies, which may diminish the relative attractiveness of a listing on a U.S. exchange and adversely affect the ability of NYSE Euronext's U.S. exchanges to attract and retain listings. In recent years, both U.S. and non-U.S. companies are increasingly seeking to access the U.S. capital markets through private transactions that do not involve listing on a U.S. exchange, such as through Rule 144A transactions directed exclusively to mutual funds, hedge funds and other large institutional investors. Moreover, the rules facilitating a non-U.S. company's ability to delist its securities and exit the U.S. public company reporting system may make it more difficult for NYSE Euronext to retain listings of non-U.S. companies, and may diminish the perception of NYSE Euronext's U.S. exchanges as premier listing venues, which could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Deutsche Börse Group and NYSE Euronext operate in a highly regulated industry and may be subject to censures, fines and other legal proceedings if they fail to comply with their legal and regulatory obligations.

Deutsche Börse Group and NYSE Euronext operate in a highly regulated industry and are subject to extensive regulation, including competition and antitrust laws. The securities industry, as well as the banking and financial services industry, are subject to extensive governmental regulation and could become subject to increased regulatory scrutiny. As a matter of public policy, these regulations are designed to safeguard the integrity of the securities and other financial markets and to protect the interests of investors in those markets. The SEC and the CFTC regulate Deutsche Börse Group's and NYSE Euronext's U.S. exchanges and clearing houses in their respective jurisdictions and have broad powers to audit, investigate and enforce compliance with their rules and regulations and impose sanctions for non-compliance. European regulators have similar powers with respect to Deutsche Börse Group's and NYSE Euronext's exchanges and clearing houses in their respective countries. Eurex Clearing AG and Clearstream Banking AG Frankfurt operate as credit institutions with banking licenses under German law and therefore are subject to the banking supervision of BaFin and are obliged to comply with certain legal requirements. The failure to comply with these requirements could result in significant sanctions. As the scope of Holdco's business expands, it may also become subject to oversight by other regulators. In addition, there has been and may continue to be an increased demand for more regulation and stricter oversight. This may lead to the passage of legislation and implementation of regulation which may

impose excessive regulatory burdens. As a result, Holdco may sustain losses related to a failure to comply with new or existing laws or regulations. Holdco may also sustain losses if contracts must be renegotiated or if contract terms must be altered as a result of new laws, regulations, or court decisions. Additionally, Holdco may have greater responsibility for preventing illegal activities, such as fraud, money laundering, violations of competition regulations or breaches of banking secrecy and face increased financial exposure or penalties related to an increased responsibility as a result of new laws or regulations. Furthermore, non-compliance or inadequate compliance with new or existing laws, inadequate contract terms or court decisions not adequately observed in customary business practice as well as fraud could lead to losses. Holdco's ability to comply with applicable laws and rules will largely depend on its establishment and maintenance of appropriate systems and procedures, as well as its ability to attract and retain qualified personnel.

Both the European regulators and the U.S. regulators are vested with broad enforcement powers over exchanges and clearing houses in their respective jurisdictions, including powers to censure, fine, issue cease-and-desist orders, prohibit an exchange or clearing house from engaging in some of its operations or suspend or revoke an exchange's or a clearing house's recognition, license or registration. In the case of actual or alleged non-compliance with regulatory requirements, Deutsche Börse Group's and NYSE Euronext's exchanges or clearing houses could be subject to investigations and administrative or judicial proceedings that may result in substantial penalties, including revocation of an exchange's or a clearing house's recognition, license or registration. Any such investigation or proceeding, whether successful or unsuccessful, would result in substantial costs and diversions of resources, could negatively impact Holdco's reputation and could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations. Furthermore, action by any of Deutsche Börse Group's or NYSE Euronext's regulators requiring them to limit or otherwise change their operations, or prohibiting them from engaging in certain activities, could adversely affect their business and cash flows, financial condition and operating results. For instance, on September 30, 2010, the SEC and CFTC issued a joint report presenting their findings regarding the market events of May 6, 2010, commonly referred to as the "flash crash." Although NYSE Euronext does not anticipate that the joint report will lead to the adoption of significant regulatory changes that adversely affect its business, the risk of such changes is heightened as a result of the breadth of the review by the SEC and CFTC, the impact of the May 6th event on investors and the marketplace and the fact that certain aspects of its business were highlighted in the joint report. Furthermore, any regulatory changes in response to the "flash crash" and joint report may impact certain of NYSE Euronext's customers' business models and practices, in particular high frequency trading, which may in turn adversely affect Holdco's business and cash flows, financial condition and results of operations.

Holdco may face competitive disadvantages, or may lose or impede its business opportunities, if it does not receive necessary or timely regulatory approvals for new business initiatives.

Deutsche Börse Group and NYSE Euronext operate exchanges and/or clearing houses in Germany, the United States, France, Belgium, Portugal, the Netherlands, the United Kingdom and Switzerland. Regulators in each of these countries regulate exchanges and clearing houses through the adoption and enforcement of rules governing the trading activities, business conduct and financial responsibility of such exchanges and clearing houses and entities and individuals associated with them. All of Deutsche Börse Group's and NYSE Euronext's initiatives in these jurisdictions with regulatory implications must be approved by the relevant authorities in each of these countries. Changes to Holdco's articles of association and to the organizational documents or rules of Deutsche Börse Group's and NYSE Euronext's European exchanges and clearing houses, to the extent affecting the activities of these entities, may also require approvals. Holdco may from time to time seek to engage in new business activities, some of which may require changes to it or its exchanges' and clearing houses' organizational documents or rules.

Deutsche Börse Group, through ISE, currently operates one U.S. registered national securities exchange and NYSE Euronext currently operates three U.S. registered national securities exchanges and one designated contract market. Pursuant to U.S. laws and regulations, these exchanges are responsible for regulating their member organizations through the adoption and enforcement of rules governing the trading activities, business

conduct and financial responsibility of their member organizations and the individuals associated with them. Changes to the rules of the U.S. registered securities exchanges are generally subject to the approval of the SEC, which publishes proposed rule changes for public comment. Changes to the organizational documents or rules of Deutsche Börse Group's or NYSE Euronext's U.S. exchanges, to the extent affecting the activities of these exchanges, must also be approved. Holdco may from time to time seek to engage in new business activities, some of which may require changes to it or its U.S. exchanges' organizational documents or rules.

Any delay or denial of a requested approval could cause Deutsche Börse Group and NYSE Euronext to lose business opportunities, slow their ability to integrate their different markets or slow or impede their ability to change their governance practices. Deutsche Börse Group's and NYSE Euronext's competitive position could be significantly weakened if their competitors are able to obtain regulatory approval for new functionalities faster, or with less cost or difficulty, or if approval is not required for Deutsche Börse Group's and NYSE Euronext's competitors but is required for Deutsche Börse Group and NYSE Euronext. For instance, NYSE Euronext may be adversely affected if it is unable to obtain SEC approval to make permanent its New Market Model pilot program, which includes the creation of designated market makers, or if Deutsche Börse is unable to obtain SEC approval for the planned Eurex-ISE trading and clearing link. Competitors that are not registered exchanges are subject to less stringent regulation. In addition, as Deutsche Börse Group and NYSE Euronext seek to expand their product base, they could become subject to the oversight of additional regulatory bodies. As a consequence, any delay or denial of requested approvals could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Similar risks could arise if the banking and financial services institutions operated by Holdco do not receive necessary or timely regulatory approvals for their new business initiatives.

The U.S. exchanges of NYSE Euronext and Deutsche Börse Group rely on the Financial Industry Regulatory Authority, Inc. (which is referred to in this document as "FINRA") to perform certain regulatory functions, and Holdco's business could be adversely affected if FINRA ceases to perform these functions.

FINRA performs certain regulatory functions for each of the U.S. exchanges of NYSE Euronext and Deutsche Börse Group. FINRA performs certain regulatory functions relating to member firm registration, short sale compliance surveillance, market surveillance investigation, examination, disciplinary and arbitration proceedings. In addition, FINRA performs certain regulatory functions relating to member firm registration, examination, investigations, disciplinary and arbitration proceedings pursuant to separate agreements with each of EDGA and EDGX. Since July 30, 2007, FINRA also has conducted financial, operational and sales practice oversight over the members of NYSE Euronext's U.S. securities exchanges. On June 14, 2010, NYSE Euronext and FINRA announced the completion of the previously announced agreement under which FINRA will assume responsibility for performing the market surveillance and enforcement functions previously conducted by NYSE Regulation. As of that date, FINRA assumed these regulatory functions for NYSE Euronext's U.S. equities and options markets, NYSE, NYSE Arca and NYSE Amex, and a substantial majority of the NYSE Regulation staff was transferred to FINRA. Although NYSE Regulation ultimately remains responsible for overseeing FINRA's performance of regulatory services for NYSE Euronext's markets, and NYSE Regulation has retained staff associated with such responsibility, as well as for rule development and interpretations, oversight of listed issuers' compliance with financial and corporate governance standards and real-time stockwatch reviews, following the completion of this agreement, NYSE Euronext is substantially more reliant on FINRA to perform these regulatory functions. NYSE Euronext is required to allocate significant resources to FINRA to perform these regulatory functions. Similarly ISE, EDGA, and EDGX ultimately remain responsible for overseeing FINRA's performance of regulatory services for each such exchange and for carrying out those self-regulatory functions that are not subject to an agreement with FINRA.

The obligation to fund these regulatory functions could limit Holdco's ability to reduce its expense structure, and could limit its ability to invest in or pursue other opportunities that may be beneficial to Holdco's shareholders. If FINRA experiences difficulties or materially changes its business relationship with the U.S.

exchanges of NYSE Euronext or Deutsche Börse Group, or if FINRA or such exchanges are unable for any reason to perform their obligations, this could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Deutsche Börse Group's obligations in connection with its regulatory functions limit its funding resources.

Pursuant to Section 5 para. 1 of the German Stock Exchange Act (*Börsengesetz*), operators of German exchanges must provide certain funds to the exchanges operated by them. Therefore, Deutsche Börse, as operator of the Frankfurt Stock Exchange, is required to provide the Frankfurt Stock Exchange, at the request of its management, with staff and financial resources as well as the means necessary for the operation and further development of its business. This applies accordingly to Eurex Frankfurt AG as operator of Eurex Deutschland Exchange, European Energy Exchange AG and EEX Power Derivatives GmbH as operators of EEX and Tradegate Exchange GmbH as operator of Tradegate Exchange. The obligation to fund these regulatory functions could limit Deutsche Börse Group's and Holdco's funding resources, Holdco's ability to reduce its expense structure, and could limit its ability to invest in or pursue other opportunities that may be beneficial to Holdco's shareholders, which could in turn have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Regulatory changes requiring exchange operators to allow additional central counterparties to clear trades on their exchanges may adversely affect Deutsche Börse Group's and NYSE Euronext's clearing operations.

Deutsche Börse and NYSE Euronext both own affiliates that generate income as central counterparties to trades conducted on exchanges and over-the-counter markets. A central counterparty acts as an intermediary between trading parties, minimizing the default risk of a contracting party and clearing the transaction. As the European Commission begins to require more types of financial instruments to be cleared by central counterparties, it is possible that it will adopt regulations that require exchange operators to allow other central counterparties — including those that are not affiliates of the exchange operator — to clear trades on their exchanges. If such regulations are implemented, Deutsche Börse and NYSE Euronext could be required to allow central counterparties, in addition to their own affiliates, to clear trades conducted through Deutsche Börse's and NYSE Euronext's exchanges. Such regulations could reduce Deutsche Börse's and NYSE Euronext's revenues, which could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Conflicts of interest between Deutsche Börse Group's and NYSE Euronext's for-profit status and their regulatory responsibilities may adversely affect their businesses.

Deutsche Börse Group and NYSE Euronext are for-profit businesses with regulatory responsibilities. Pursuant to the German Stock Exchange Act, Deutsche Börse is obligated to take measures to recognize and to avoid conflicts of interest between its own commercial and economic interests as a for-profit business or such interests of its shareholders and the public interest in the proper operation of the Frankfurt Stock Exchange, as far as such conflicts could have a negative impact on the operation of the Frankfurt Stock Exchange or the trading participants. For example, Deutsche Börse is required by law to ensure that the Frankfurt Stock Exchange complies with its statutory mandate. If the ability to carry out this statutory supervisory function is adversely affected by a conflict of interest in violation of the German Stock Exchange Act, then this conflict of interest could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations. The U.S. exchanges of NYSE Euronext and Deutsche Börse Group also are for-profit businesses with regulatory responsibilities. In some circumstances, there may be a conflict of interest between the regulatory responsibilities of these exchanges and some of their respective member organizations and customers. While the U.S. exchanges have implemented structural protections to minimize these potential conflicts, such measures may not be successful. Any failure by one of the U.S. exchanges with self-regulatory responsibility under the Exchange Act to diligently and fairly regulate its member organizations or to otherwise fulfill its regulatory obligations could significantly harm NYSE Euronext and Deutsche Börse Group's reputation, prompt regulatory scrutiny and adversely affect business, financial condition and operating results.

The listing of Holdco's shares on the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris could also potentially create a conflict between the respective exchanges' regulatory responsibilities to ensure a proper listing and trading procedure, on the one hand, and the commercial and economic interests of Holdco, Deutsche Börse Group and NYSE Euronext, on the other hand. Any failure by one of the exchanges of Deutsche Börse Group or NYSE Euronext with legal or self-regulatory responsibility to diligently and fairly regulate its trading and issuers or to otherwise fulfill its regulatory obligations could significantly harm Holdco's, Deutsche Börse Group's and NYSE Euronext's reputation and prompt heightened regulatory scrutiny (which again may result in sanctions being imposed), and could have a material adverse effect on Holdco's business and cash flows, financial condition and results of operations.

Risks Relating to Tax Matters

There can be no assurances that holders of NYSE Euronext shares will not be required to recognize gain for U.S. federal income tax purposes upon the exchange of NYSE Euronext shares for Holdco shares in the merger.

Although it is intended that, for U.S. federal income tax purposes, (1) the merger will qualify as a reorganization within the meaning of Section 368(a) of Internal Revenue Code and/or the merger and the exchange offer, taken together will qualify as a transaction described in Section 351(a) of Internal Revenue Code, and (2) each transfer of NYSE Euronext shares to Holdco by a NYSE Euronext shareholder pursuant to the merger (other than a NYSE Euronext shareholder that is a "five percent transferee stockholder" of Holdco, as defined in Treasury Regulations promulgated under Section 367(a) of Internal Revenue Code) will not be subject to Section 367(a) of Internal Revenue Code, there can be no assurances that the merger and the transfer of NYSE Euronext shares to Holdco will so qualify. Because of the possibility that the first NYSE tax condition (as defined below) and/or the second NYSE tax condition (as defined below) may be waived without the receipt of a tax opinion or private letter ruling, because any tax opinion or private letter ruling received may not remain valid until the closing date of the merger or may contain conditions that may not be satisfied, and because the tax consequences under Section 367(a) of the Internal Revenue Code depend, among other things, on whether Holdco acquires 80 percent or more of the shares of Deutsche Börse in the exchange offer (which will not be known until the closing of the exchange offer), counsel to NYSE Euronext is unable to express an opinion regarding the U.S. federal income tax treatment of the merger as of the date of this proxy statement/prospectus.

It is a condition to NYSE Euronext's obligation to complete the merger that Holdco have completed the exchange offer. It is a waivable condition to Holdco's obligation to complete the exchange offer that NYSE Euronext receive, on or prior to the expiration of the offer acceptance period (which may occur several months prior to the completion of the exchange offer), one or more private letter rulings from the Internal Revenue Service substantially to the effect that (1) the merger will qualify as a reorganization within the meaning of Section 368(a) of Internal Revenue Code and/or the merger and the exchange offer, taken together, will qualify as an exchange within the meaning of Section 351(a) of Internal Revenue Code, which is referred to in this document as the "first NYSE tax condition," and (2) each transfer of NYSE Euronext shares to Holdco by a U.S. holder of NYSE Euronext shares (other than a "five percent transferee shareholder" of Holdco, as defined in Treasury regulations promulgated under Section 367(a) of Internal Revenue Code) will qualify for an exception to Section 367(a)(1) of Internal Revenue Code under Treasury Regulation Sections 1.367(a)-3(c)(1) and 1.367(a)-3(c)(9), which is referred to in this document as the "second NYSE tax condition," and together with the first NYSE tax condition, the "NYSE tax conditions."

There can be no assurance that a private letter ruling will be received from the Internal Revenue Service prior to the expiration of the offer acceptance period, or that a private letter ruling will be received at all. Even if a private letter ruling is received, there can be no assurance that any representations or conditions contained in such private letter ruling will be satisfied.

Under the business combination agreement, NYSE Euronext is required to waive the first NYSE tax condition if NYSE Euronext receives a written opinion of counsel, in form and substance reasonably satisfactory

to NYSE Euronext, dated no later than one business day prior to the time at which the acceptance period of the exchange offer expires (or such later date as permitted by the BaFin) (the later of such dates is referred to as the "Waiver Limitation Date"), to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of Internal Revenue Code and/or the merger and the exchange offer, taken together, will qualify as a transaction described in Section 351(a) of Internal Revenue Code. In the event a private letter ruling with respect to the second NYSE tax condition is received from the Internal Revenue Service prior to the Waiver Limitation Date, NYSE Euronext expects that it will receive the opinion of counsel described in this paragraph and, therefore, that it will waive the first NYSE tax condition. In the event NYSE Euronext does not receive such private letter ruling prior to the Waiver Limitation Date, NYSE Euronext expects to waive the first NYSE tax condition without receipt of the opinion of counsel described in this paragraph.

Under the business combination agreement, NYSE Euronext is required to waive the second NYSE tax condition if NYSE Euronext receives an opinion of counsel, in form and substance reasonably satisfactory to NYSE Euronext, dated as of the Waiver Limitation Date, to the effect that each transfer of NYSE Euronext shares to Holdco by a U.S. holder (other than a holder that is a "five percent transferee shareholder" of Holdco, as defined in Treasury regulations promulgated under Section 367(a) of the Internal Revenue Code) will not be subject to Section 367(a)(1) of Internal Revenue Code. Unless the parties receive a private letter ruling with respect to the second NYSE tax condition, from the Internal Revenue Service the tax consequences under Section 367(a) of the Internal Revenue Code will depend, among other things, on whether Holdco acquires 80 percent or more of the shares of Deutsche Börse in the exchange offer. Because the results of the exchange offer will not be known until after the closing of the exchange offer (and after the Waiver Limitation Date), NYSE Euronext does not expect to receive the opinion of counsel described in this paragraph on or prior to the Waiver Limitation Date. Accordingly, in the event a private letter ruling with respect to the second NYSE tax condition is not received from the Internal Revenue Service prior to the Waiver Limitation Date, NYSE Euronext may waive the second NYSE tax condition without receipt of the opinion of counsel described in this paragraph. In the event of a waiver of the first NYSE tax condition and/or the second NYSE tax condition, NYSE Euronext does not intend to recirculate this document to resolicit NYSE Euronext shareholder approval.

Accordingly, there can be no assurance that the merger and the transfer of NYSE Euronext shares to Holdco will qualify for the intended U.S. federal income tax treatment described above. Holders of NYSE Euronext shares will be required to recognize gain for U.S. federal income tax purposes if the merger fails to qualify as a reorganization within the meaning of Section 368(a) of Internal Revenue Code and the merger and the exchange offer, taken together, fail to qualify as a transaction described in Section 351(a) of Internal Revenue Code. Moreover, even if the merger qualifies as a reorganization within the meaning of Section 368(a) of Internal Revenue Code and/or the merger and the exchange offer, taken together, qualify as a transaction described in Section 351(a) of Internal Revenue Code, U.S. holders of NYSE Euronext shares will be required to recognize gain for U.S. federal income tax purposes pursuant to Section 367(a) of Internal Revenue Code upon the transfers of NYSE Euronext shares to Holdco pursuant to the merger if the requirements of Section 367(a) of Internal Revenue Code and the Treasury Regulations promulgated thereunder are not satisfied.

Holdco, Deutsche Börse, NYSE Euronext and their respective subsidiaries are subject to tax audits and could incur significant tax liabilities as a result of such audits.

Holdco, Deutsche Börse, and NYSE Euronext and their respective subsidiaries are regularly subject to tax audits. As a result of current or future tax audits or any other reviews by taxing authorities having jurisdiction over Holdco, Deutsche Börse, NYSE Euronext or their respective subsidiaries, additional taxes could be assessed (*e.g.*, in connection with acquisitions, restructuring transactions or intercompany arrangements), which could lead to an increase in the aggregate tax burden of the Holdco group.

Holdco may be or become taxable in a jurisdiction other than the Netherlands and/or may be or become a "dual resident company" for tax purposes. This may increase the aggregate tax burden on Holdco and its shareholders. The combination of the businesses of Deutsche Börse Group and NYSE Euronext may result in an increase in the overall tax burden of the combined group.

Because Holdco is incorporated under Dutch law it will be treated for Dutch corporate income tax purposes as a resident of the Netherlands. Based on the currently envisaged management structure of Holdco and current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, Holdco expects to be tax resident solely in the Netherlands. Holdco has requested, but has not yet obtained, binding rulings from the tax authorities in the Netherlands and in Germany confirming this treatment. However, even if such rulings are granted, the applicable tax laws or interpretations thereof may change, the representations on which such rulings were based may be inaccurate, or the facts may change. As a consequence, Holdco may be or become a tax resident of a jurisdiction other than the Netherlands and/or may be or become a dual resident company for tax purposes. This may increase the aggregate tax burden on Holdco and its shareholders. In particular, this may result in the imposition of additional withholding taxes on Holdco's shareholders, which withholding taxes may not be creditable, deductible or otherwise refundable in a shareholder's country of tax residence.

Dividends and other intra-group payments made by Deutsche Börse, NYSE Euronext or their respective subsidiaries may be subject to withholding taxes imposed by the jurisdiction in which the entity making the payment is organized or tax resident. Unless such withholding taxes are fully credited against the income tax liability of the entity receiving the payment or fully refunded, dividends and other cross-border payments within the Holdco group may increase the aggregate tax burden imposed on the Holdco group. Although Holdco intends to arrange the ownership of its subsidiaries and future intercompany payments with a view to minimizing the incurrence of such withholding taxes, there can be no assurance that it will succeed.

Risks Relating to Holdco Shares

There has been no prior public market for Holdco shares, and the market price of Holdco shares may be volatile.

Holdco plans to list the Holdco shares on the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris. However, an active public market for Holdco shares may not develop or be sustained after the completion of the combination. Holdco cannot predict the extent to which a trading market will develop or how liquid that market might become.

The market price of Holdco shares may be volatile. Broad general economic, political, market and industry factors may adversely affect the market price of Holdco shares, regardless of Holdco's actual operating performance. Factors that could cause fluctuations in the price of Holdco shares may include, among other things:

- actual or anticipated variations in quarterly operating results and the results of competitors;

- changes in financial estimates by Holdco or by any securities analysts that might cover Holdco shares;

- conditions or trends in the industry, including regulatory changes or changes in the securities marketplace;

- changes in the market valuations of exchanges and other trading facilities in general, or other companies operating in the securities industry;

- announcements by Holdco or its competitors of significant acquisitions, strategic partnerships or divestitures;

- announcements of investigations or regulatory scrutiny of Holdco's operations or lawsuits filed against it;

- additions or departures of key personnel; and

- issues or sales of Holdco shares, including sales of shares by its directors and officers or its strategic investors.

Following the completion of the combination, Holdco may cease to be a foreign private issuer, which could result in significant additional costs and expenses.

Holdco is currently a "foreign private issuer," as such term is defined in Rule 3b-4 under the Exchange Act. Following the combination, Holdco will lose its "foreign private issuer" status if more than 50% of the Holdco shares are held by U.S persons and any of the following occurs: (1) a majority of its directors or executive officers are U.S. citizens or residents; (2) more than 50% of its assets are located in the United States; or (3) Holdco's business is administered principally in the United States. Given that the office of the Holdco chief executive officer will be based principally in the United States, it is possible that Holdco could lose its foreign private issuer status if more than 50% of the Holdco shares will be held by U.S. persons as of the relevant date of determination.

Under Rule 3b-4 under the Exchange Act, the determination of whether a company is a foreign private issuer is made annually on the last business day of an issuer's most recently completed second fiscal quarter. Accordingly, the first determination as to whether Holdco will continue to be a "foreign private issuer" after the completion of the combination will be made on June 30, 2012.

If Holdco were to lose its status as a foreign private issuer, then it would have to mandatorily comply with U.S. federal proxy requirements, and Holdco officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. Holdco would also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. Finally, Holdco would have to comply with the NYSE listing requirements applicable to U.S. domestic issuers, including the requirement to hold annual meeting for the election of directors. As a result, the regulatory and compliance costs to Holdco under U.S. securities laws as a U.S. domestic issuer may be significantly higher. Holdco may also be required to modify certain of its policies to comply with governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs.

In addition, pursuant to Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, management of Holdco would also be required to certify to and report on, and Holdco's independent registered public accounting firm would be required to attest to, the effectiveness of Holdco's internal controls over financial reporting with respect to the operations of Holdco as of the end of such fiscal year. The rules governing the standards that must be met for management to assess Holdco's internal controls over financial reporting are complex, and require significant documentation, testing and possible remediation. The continuing effort to comply with regulatory requirements relating to internal controls would likely cause Holdco to incur increased expenses and diversion of management's time and other internal resources, in particular in respect of Deutsche Börse and its subsidiaries, which have not previously been subject to Rule 404 requirements. Holdco also may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of its internal controls over financial reporting. In addition, in connection with the attestation process by Holdco's independent registered public accounting firm, Holdco may encounter problems or delays in completing the implementation of any requested improvements or receiving a favorable attestation. If Holdco loses its foreign private issuer status and cannot favorably assess the effectiveness of its internal controls over financial reporting, or if Holdco's independent registered public accounting firm is unable to provide an unqualified attestation report on Holdco's assessment, this could have a material adverse effect on investor's confidence and the price of Holdco shares.

If Holdco continues to be a foreign private issuer, its shareholders may not receive the information about Holdco that you would typically receive from a publicly traded U.S. domestic company.

Holdco is currently a "foreign private issuer," as such term is defined in Rule 3b-4 under the Exchange Act. Following the completion of the combination, it is possible that Holdco will remain a foreign private issuer. As long as Holdco remains a foreign private issuer and does not elect to file with the SEC as a U.S. domestic issuer, investors may not receive the information that investors would typically receive from a publicly traded U.S. domestic company. In particular, a foreign private issuer does not have to comply with U.S. federal proxy requirements, and Holdco officers, directors and principal shareholders would not be subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, Holdco would not be required to file quarterly periodic reports or registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. Holdco also would not be obligated to comply with certain NYSE listing requirements applicable to U.S. domestic issuers, including the requirement to hold an annual meeting for the election of directors. As a result, the information that its shareholders have regarding Holdco may be less than its shareholders would receive from a publicly traded U.S. domestic company.

The level of any dividend paid in respect of Holdco shares is subject to a number of factors, including the financial condition and results of operations of Deutsche Börse Group and NYSE Euronext, as well as the distributions of operating earnings to Holdco by Deutsche Börse Group and NYSE Euronext and the freely distributable reserves of Holdco.

Although Holdco expects to pay dividends, the level of any dividend paid in respect of Holdco shares is within the discretion of the Holdco board of directors and is subject to a number of factors, including the business and financial conditions, earnings and cash flow of, and other factors affecting Holdco and its subsidiaries. As Holdco itself is not expected to perform any operating activities, its ability to pay a dividend and the level of any dividends in respect of the Holdco shares is subject to the extent to which Holdco receives funds, directly or indirectly, from its operating subsidiaries and divisions in a manner which creates funds from which dividends can be legally paid. Under Dutch law, Holdco may make distributions to its shareholders and other persons entitled to distributable profits only up to the amount of the part of Holdco's net assets which exceeds the nominal value of the share capital of Holdco and its reserves that must be maintained by law. In addition, each subsidiary's ability to pay dividends will depend on the law of the jurisdiction in which such subsidiary is organized.

Any delay in implementing the post-completion reorganization could adversely impact the payment of dividends from Deutsche Börse to Holdco. In the event that Holcdo holds, directly or indirectly, 75% or more of the outstanding Deutsche Börse shares after the completion of exchange offer or any time thereafter, Holdco intends to enter (directly and/or through a wholly owned subsidiary) into a domination agreement or a combination of a domination agreement and a profit and loss transfer agreement in order to more fully integrate Deutsche Börse Group into the combined group. The effectiveness of these agreements may be delayed for an uncertain time, including, for example, due to shareholder litigation or may not be achievable at all. This would limit the ability of Holdco to request the payment of dividends from Deutsche Börse. Any failure to pay dividends in any financial year could have a material adverse effect on the price of Holdco shares.

Shareholders of Holdco could be diluted in the future.

Holders of Holdco shares generally will have a preemption right with respect to any issuance of Holdco shares or the granting of rights to subscribe for Holdco shares, unless such preemption right is restricted or excluded by the general meeting of shareholders or by the Holdco board of directors if so designated by the general meeting of shareholders. It is expected that prior to the completion of the combination, the Holdco board of directors will be designated by the general meeting of shareholders as the corporate body competent to restrict or exclude preemption rights, subject to the limited authority it has to issue Holdco shares and grant rights to subscribe for Holdco shares, up to the maximum unissued portion of the authorized share capital as it will exist at

the time of the issue, for a period of five years from the date of such resolution. If preemption rights are restricted or excluded, the ownership interests of Holdco shareholders could be diluted upon the issuance of shares. Due to laws and regulations in jurisdictions outside the Netherlands, shareholders in those jurisdictions may not be able to exercise their preemption subscription rights unless Holdco takes action to register or otherwise qualify the rights offering under the laws of that jurisdiction. For example, in the United States, U.S. holders of Holdco shares may not be able to exercise preemption rights unless a registration statement under the Securities Act is declared effective with respect to the Holdco shares issuable upon exercise of such rights or an exemption from the U.S. registration requirements is available. If shareholders in such jurisdictions are unable to exercise their subscription rights, their ownership interest in Holdco would be diluted. Any future issuance of new Holdco shares or debt instruments convertible into Holdco shares where subscription rights of Holdco shareholders are not available or are excluded would result in the dilution of existing Holdco shareholders and reduce the earnings per Holdco share, which could have a material adverse effect on the price of Holdco shares.

GENERAL INFORMATION

Responsibility for the Contents

Alpha Beta Netherlands Holding N.V. (herein referred to as Holdco), a public company incorporated under the laws of the Netherlands (*naamloze vennootschap*) and having its official seat (*statutaire zetel*) in Amsterdam assumes responsibility for the content of this document. Notwithstanding the declaration contained in Section 25 of the exchange offer document, Holdco declares that information contained in this document is to the best of its knowledge accurate and does not omit material circumstances, and that Holdco has taken all reasonable care to ensure that the information contained in this document is, to the best of Holdco's knowledge, true and correct and contains no omission which would affect its import.

Holdco will update this Offer Document to the extent permissible and required under the German Takeover Act, and will comply with its obligation under U.S. law according to the Exchange Act to inform security holders of any material change in the information published, sent or given to security holders. Holdco will also, as applicable, publish additional accompanying information regarding the exchange offer, which will be made available on Holdco's website at http://www.global-exchange-operator.com, and will file such information in English on the SEC's website at http://www.sec.gov/edgar/searchedgar/companysearch.html.

Purpose of this Document

This document refers to the offer of 195,146,864 registered Holdco shares, with a nominal value of €1.00 each, offered to the holders of Deutsche Börse shares as offer consideration under the exchange offer made by Holdco.

Deutsche Börse shareholders who have validly tendered and not withdrawn their shares in the exchange offer and NYSE Euronext shareholders whose NYSE Euronext shares are converted in the merger into the right to receive Holdco shares will receive shares in Holdco issued out of a capital increase pursuant to a shareholders' resolution passed by Holdco's extraordinary shareholders' meeting on May 2, 2011, the capital increase becoming effective upon completion of the combination (see "Description of the Shares of Holdco — Issuance of Holdco Shares for the Completion of the Exchange Offer and the Merger"). Each of the Holdco shares will be entitled to full dividend rights since the incorporation of Holdco on February 10, 2011.

Holdco will apply immediately prior to the time of delivery of the Holdco shares to the shareholders of Deutsche Börse pursuant to the exchange offer and to the NYSE Euronext shareholders pursuant to the merger for admission of its shares to trading on the regulated market segment (*regulierter Markt*) of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) and simultaneously, in the sub-segment thereof with additional post-admission obligations (Prime Standard) as well as in the regulated market segment of Euronext Paris. In addition, Holdco intends to list its shares on the New York Stock Exchange.

Holdco expects that the Holdco shares which the accepting shareholders of Deutsche Börse will receive upon settlement of the exchange offer will have been admitted to trading (listed) at the time of delivery to the shareholders of Deutsche Börse having accepted the exchange offer.

Commencement of trading on the Frankfurt Stock Exchange, Euronext Paris and the New York Stock Exchange is expected to occur immediately after delivery of Holdco shares to the shareholders of Deutsche Börse having accepted the exchange offer.

Presentation of Financial Information

This document contains:

- the audited balance sheet of Holdco as of February 10, 2011;

- the unaudited condensed consolidated financial statements of Deutsche Börse Group as at and for the three months period ended March 31, 2011;

- the audited consolidated financial statements of Deutsche Börse Group as of December 31, 2010, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2010, prepared on the basis of IFRS; and

- the audited consolidated financial statements of NYSE Euronext as of December 31, 2010, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2010 prepared in accordance with U.S. GAAP.

Unless indicated otherwise, financial data presented in this document has been taken from the audited consolidated financial statements of Deutsche Börse Group and NYSE Euronext included in this document.

Where information is identified as "unaudited" in this document, this means it has not been subject to an audit or inspection by an auditor (*prüferische Durchsicht*).

The financial information set forth in this document has been rounded for ease of presentation. Accordingly, in certain cases, the sum of the numbers in a column in a table may not conform to the total figure given for that column.

For additional information on the presentation of financial information in this document, see the financial statements of Holdco beginning on page FIN-2 of this document, the audited consolidated financial statements of Deutsche Börse Group beginning on page FIN-51 of this document and the audited consolidated financial statements of NYSE Euronext beginning on page FIN-9 of this document.

Forward-Looking Statements

This document contains forward-looking statements. A forward-looking statement is any statement that does not relate to historical facts and events. Forward-looking statements in this document include, in particular, statements containing information on future earnings capacity, plans and expectations of Holdco's business, its growth and profitability, and general economic and regulatory conditions and other factors to which it is or may be exposed. Statements made using terms such as "may," "might," "will," "should," "expect," "plan," "intends," "anticipate," "believe," "is of the opinion," "assume," "estimate," "predict," "potential" "is likely" or "continue," and the negative of these terms and other comparable terminology indicate forward-looking statements. Forward-looking statements in this document are based on estimates and assessments made to the best of Holdco's present knowledge. These forward-looking statements are based on assumptions, uncertainties and other factors, the occurrence or non-occurrence of which could cause the actual results of Holdco, including its financial condition and/or profitability, to differ materially from or fail to meet the expectations expressed or implied in the forward-looking statements. Accordingly, investors are strongly advised to read the following sections of this document: "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Deutsche Börse Group," "Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Euronext," "Business of Holdco and Certain Information about Holdco," "Business of Deutsche Börse Group and Certain Information about Deutsche Börse Group," "Business of NYSE Euronext and Certain Information about NYSE Euronext" and "Recent Developments and Outlook." These sections include more detailed descriptions of factors that might have an impact on the business of Holdco and the market in which it operates.

In light of the uncertainties and assumptions, it is also possible that the future events mentioned in this document might not occur. In addition, the forward-looking estimates and forecasts reproduced in this document from third-party reports could prove to be inaccurate.

The forward-looking statements contained in this document speak only as of the date on which they are made. Holdco expressly disclaims any obligation or undertaking, except as required by law, to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Holdco's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or to conform any such statement to actual events or developments.

Sources of Industry and Market Data

Where information has been sourced from a third party, the source of such information has been identified.

Unless otherwise indicated, the information contained in this document on the market environment, market developments, growth rates, market trends and competition in the markets in which Deutsche Börse Group and NYSE Euronext operate is taken from publicly available sources, including, but not limited to, third-party sources, or reflects Holdco's, Deutsche Börse Group's and NYSE Euronext's estimates that are principally based on information from publicly available sources. Holdco confirms that the information included in this document that has been sourced from a third party has been accurately reproduced and that, as far as the Holdco is aware and was able to ascertain from such information, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Exchange Rates

The following table shows for the period from January 1, 2005 through April 30, 2011, the low, high, average and period exchange rate U.S. dollars per euro.

| | Exchange Rates | | | |
	Low	High	Average	Period End
		(U.S. dollars per euro)		
Year				
2005	1.1667	1.3476	1.2400[1]	1.1842
2006	1.1860	1.3327	1.2661[1]	1.3197
2007	1.2904	1.4862	1.3797[1]	1.4603
2008	1.2446	1.6010	1.4695[1]	1.3919
2009	1.2547	1.5100	1.3955[1]	1.4332
2010	1.1959	1.4535	1.3216[1]	1.3269
Month				
October 2010	1.3619	1.4159	1.3900[2]	1.3947
November 2010	1.2969	1.4282	1.3641[2]	1.2983
December 2010	1.2971	1.3499	1.3227[2]	1.3384
January 2011	1.2944	1.3715	1.3371[2]	1.3371
February 2011	1.3474	1.3794	1.3648[2]	1.3793
March 2011	1.3777	1.4226	1.4019[2]	1.4158
April 2011	1.4221	1.4822	1.4473[2]	1.4807

Notes:
(1) The average of the rates on the last business day of each month during the applicable period.
(2) The average of the daily rates on each business day during the applicable period.
Source: Bloomberg.

The rates presented above may differ from the actual rates used in the preparation of Holdco's financial statements and other financial information appearing in this document. Holdco's inclusion of such rates is not meant to suggest that the U.S. dollar amounts actually represent euro amounts or that such amounts could have been converted to U.S. dollars at any particular rate, if at all.

Comparative Market Share Information

| | Deutsche Börse | NYSE Euronext | | |
	Frankfurt Stock Exchange Trading	NYSE Trading	Euronext Paris Trading	Equivalent Value per Deutsche Börse Share
	(in euros)	(in U.S. dollars)	(in euros)	
February 8, 2011	57.45	33.41	24.18	27.00
February 14, 2011	61.33	39.45	27.88	28.83
April 29, 2011	56.10	40.05	26.86	26.37

Certain Defined Terms

In this document, unless the context otherwise requires:

- "articles of association" when used in reference to Holdco means the article of association of Holdco as they will be in effect as of completion;

- "BaFin" refers to the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*);

- "binding nomination" for purposes of selection of directors to the Holdco board means a binding nomination in accordance with Section 2:133 of the Dutch Civil Code;

- "business combination agreement" refers to the Business Combination Agreement, dated as of February 15, 2011, by and among NYSE Euronext, Deutsche Börse, Holdco and Pomme Merger Corporation;

- "combination" refers to the merger and the exchange offer, together;

- "DBSI" refers to Deutsche Bank Securities, Inc.;

- "Deutsche Börse" refers to Deutsche Börse AG, a stock corporation (*Aktiengesellschaft*) organized under the laws of Germany;

- "Deutsche Börse Group" refers to Deutsche Börse and its direct and indirect consolidated subsidiaries;

- "EEA" refers to the European Economic Area;

- "EU" refers to the European Union;

- "Exchange Act" refers to the U.S. Securities Exchange Act of 1934;

- "€" or "euro" refers to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999;

- "exchange offer" refers to the exchange offer to be made by Holdco for Deutsche Börse shares in accordance with the business combination agreement;

- "Holdco" refers to Alpha Beta Netherlands Holding N.V., a public limited liability company (*naamloze vennootschap*) incorporated under the laws of the Netherlands;

- "Holdco group" refers to Holdco and its subsidiaries after completion of the combination;

- "HSR Act" refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

- "merger" refers to the merger of Pomme Merger Corporation, a Delaware corporation, with and into NYSE Euronext in accordance with the business combination agreement;

- "NYSE Euronext" refers to NYSE Euronext, a Delaware corporation, and includes its direct and indirect subsidiaries;

- "SEC" refers to the U.S. Securities and Exchange Commission;

- "Securities Act" refers to the U.S. Securities Exchange Act of 1933; and

- "$" or "U.S. dollar" refers to the legal currency of the United States of America.

Other defined terms used throughout this document are indicated in the text.

Documents Available for Inspection

Until the completion of the combination, or the earlier termination of the business combination agreement, the following documents, or copies thereof, may be inspected during regular business hours at Holdco's offices at Beursplein 5, 1012 JW Amsterdam, the Netherlands:

- the Holdco articles of association;

- the audited balance sheet (IFRS) of Holdco as of February 10, 2011;

- the unaudited condensed consolidated financial statements of Deutsche Börse Group as at and for the three months period ended March 31, 2011;

- the audited consolidated financial statements of Deutsche Börse Group as at December 31, 2010, 2009 and 2008, and for each of the years ended in the three-year period ended December 31, 2010, 2009 and 2008; and

- the audited consolidated financial statements of NYSE Euronext as of December 31, 2010, 2009 and 2008, and for each of the years ended in the three-year period ended December 31, 2010, 2009 and 2008.

- legal opinions of Linklaters LLP and Stibbe N.V., counsel to Holdco regarding the validity of the Holdco shares offered by this document;

- legal opinion of Linklaters LLP, counsel to Holdco, regarding certain tax matters set forth in the exchange offer prospectus which forms a part of this document; and

The listed documents will also be available in electronic form for twelve months after publication of this document at Holdco's website *www.global-exchange-operator.com*. Information contained on Holdco's website does not constitute part of this document. This website address is an inactive text reference and is not intended to be an actual link to the website.

THE EXCHANGE OFFER

In the business combination agreement, Deutsche Börse, NYSE Euronext and Holdco have agreed that Deutsche Börse will become a subsidiary of Holdco through an exchange offer and certain terms of which are summarized below.

Offered Shares under the Exchange Offer, Capital Increase

The maximum number of Holdco shares to be issued in the exchange offer is 195,146,864 Holdco shares, each with a nominal value of €1.00 and full dividend rights.

On May 2, 2011, Holdco's general meeting of shareholders resolved to amend Holdco's articles of association and to increase its authorized share capital from €225,000 to €1,000,000,000 consisting of 500,000,000 ordinary shares with a nominal value of €1.00 per share (referred to as "Holdco shares" in this document) and 500,000,000 preference shares with a nominal value of €1.00 per share.

By shareholders' resolution on May 2, 2011, Holdco's general meeting has further resolved to authorize the Holdco board of directors for a period of five years from the date such resolution has been adopted to issue, or grant rights to subscribe for, Holdco shares, or to exclude or restrict preemption rights in respect of Holdco shares issued pursuant to its authority to issue such shares. The authority for the Holdco board of directors to issue, or grant rights to subscribe for, ordinary shares is limited to:

- such number of Holdco shares as is required to fulfill its obligations under the exchange offer, the merger and several other measures in connection with the combination; and

- additional 100,000,000 Holdco shares.

The aforementioned resolution also entails the authority to issue preference shares.

On the basis of the above resolutions of the general meeting, Holdco is able to fulfill its obligations to deliver Holdco shares under the exchange offer and the merger without further resolutions or other action being required from Holdco's general meeting of shareholders.

For details of the procedure of a capital increase of a Dutch public limited liability company in general see section "Description of the shares of Holdco—Capital Increase of a Dutch Public Limited Liability Company". For details of the procedure of the capital increase of Holdco in particular see section "Description of the shares of Holdco—Issuance of Holdco Shares for the Completion of the Exchange Offer and the Merger".

The Holdco shares will be freely transferable and capable of being encumbered with a right of pledge or usufruct. The Holdco shares will have full dividend rights since the incorporation of Holdco on February 10, 2011.

The current sole shareholder of Holdco, Stichting Alpha Beta Netherlands, has agreed in the context of the above resolutions of the general meeting not to withdraw these resolutions without the consent of Holdco.

Exchange Ratio, Offer Period, and Settlement of the Exchange Offer

Under the terms of the exchange offer, Holdco will offer to acquire each issued Deutsche Börse share in exchange for one Holdco share. This one-to-one exchange ratio for the exchange offer is fixed and will not be adjusted to reflect changes in the share price of the Deutsche Börse shares or the NYSE Euronext shares prior to the date of the completion of the combination.

The offer acceptance period of the exchange offer begins upon publication of the exchange offer document on May 4, 2011. It expires at midnight, at the end of July 13, 2011 (Central European Summer Time). Within the

offer acceptance period, all shareholders of Deutsche Börse may tender their Deutsche Börse shares. After expiration of the offer acceptance period, Holdco must publish the results of the exchange offer, i.e., the number and percentage of Deutsche Börse shares that have been tendered within the offer acceptance period including the number and percentage of voting rights linked with the tendered Deutsche Börse shares as well as the total number and percentage of Deutsche Börse shares held by Holdco or attributed to Holdco at the expiration of the offer acceptance period. In certain circumstances, the offer acceptance period will be extended automatically, among others if the terms of the exchange offer are changed or if conditions to the exchange offer are waived within the last two weeks of the offer acceptance period.

Deutsche Börse shareholders will have the right to withdraw their Deutsche Börse shares from the exchange offer during the acceptance period of the exchange offer. Following the expiration of the acceptance period of the offer, withdrawal rights will cease, and any Deutsche Börse shares that have been tendered into the offer cannot be withdrawn.

A subsequent offering period will commence only if the minimum tender condition (as defined below) is satisfied by the expiration of the initial offer acceptance period. In this case, the subsequent offering period is expected to commence on July 20, 2011 and to end at midnight, at the end of August 2, 2011 (Central European Summer Time). During the subsequent offering period, Deutsche Börse shareholders who have not tendered their shares during the initial offer acceptance period, may reconsider their initial decision not to tender and may eventually participate in the exchange offer at the same terms and conditions as applicable during the initial offer acceptance period. However, no withdrawal right will exit during this subsequent offer period.

The exchange offer can no longer be accepted following expiration of the subsequent offering period. After expiration of the subsequent offering period, Holdco again has to publish the results of the exchange offer.

Settlement of the exchange offer will take place through the issue and delivery to the central settlement agent and the onward transfer of the Holdco shares by book entry transfer as consideration for the tendered Deutsche Börse shares. Upon crediting of the Holdco shares to the applicable custodian bank's securities account with the relevant central depository agent, Holdco will have fulfilled its obligation to deliver Holdco shares. It is the custodian bank's responsibility to credit the Holdco shares to the securities account of each accepting shareholder of Deutsche Börse. The crediting of the Holdco shares to the securities accounts of the custodian banks shall occur in due course but in no event later than seven banking days (i) following the publication of the final results of the exchange offer after expiration of the subsequent offering period or (ii) following the day the satisfaction and/or waiver of all conditions to the exchange offer has been published, whichever date is later. A "banking day" relates to a day on which the banks in Frankfurt am Main, Germany, as well as in New York, New York, United States are open for general business.

Holdco expects that the settlement of the exchange offer for the tendered Deutsche Börse shares will occur prior to March 31, 2012. In the event that all completion conditions are satisfied on March 31, 2012 only, the last possible date, the settlement of the exchange offer and the crediting of the Holdco offer shares would be delayed until April 13, 2012.

Conditions to the Exchange Offer

The completion of the exchange offer is subject to the satisfaction (or waiver by Holdco in agreement with NYSE Euronext and/or Deutsche Börse, to the extent waiver is permitted under the provisions of the business combination agreement, by the German Takeover Act and by other applicable laws) of the conditions set forth in the business combination agreement.

Those conditions are described in "The Business Combination Agreement—Conditions to Completing the Combination" and include the following:

(a)   At the end of the offer acceptance period, the sum of (i) the number of Deutsche Börse shares that have been validly tendered and not withdrawn and (ii) the Deutsche Börse shares that Holdco already holds

or has acquired must equal at least 75% of the sum of (x) the Deutsche Börse shares issued as of the end of the offer acceptance period and (y) the number of Deutsche Börse shares that Deutsche Börse may issue after publication of the exchange offer prospectus in accordance with the German Takeover Act pursuant to obligations in effect as of the time of such publication, such as outstanding options;

(b)　on or prior to March 31, 2012, (i) any waiting period (and any extension thereof) applicable to the exchange offer and the merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, must have expired or been terminated, with the consequence that the exchange offer and the merger may be consummated and (ii) the EU Commission must have, or must be deemed to have, cleared the exchange offer and the merger pursuant to the Council Regulation (EC) 139/2004 of the European Community;

(c)　prior to the end of the offer acceptance period, the registration statement for the offering of the Holdco shares to be issued in the exchange offer and the merger must have become effective under the U.S. Securities Act of 1933 and, as of the end of the offer acceptance period, shall not be subject to any stop order by the SEC or any proceeding initiated by the SEC seeking such a stop order;

(d)　prior to the end of the offer acceptance period, the NYSE Euronext shareholders must have approved the merger by a vote of holders of a majority of the outstanding NYSE Euronext shares entitled to vote thereon, and certain aspects of the articles of association of Holdco that will be in effect after the merger must have been approved by a vote of the holders of a majority of the outstanding NYSE Euronext shares present at the NYSE Euronext special meeting;

(e)　there must not be any law, regulation, administrative act or injunction in effect as of the end of the offer acceptance period of a governmental entity, court or legislative body in certain specified countries prohibiting or making illegal the consummation of the exchange offer or the merger or the acquisition or ownership of Deutsche Börse shares or NYSE Euronext shares by Holdco;

(f)　on or prior to March 31, 2012, approval (or, where applicable, absence of disapproval) of numerous specified public entities in specified countries must have been received (or, where applicable, continued absence of disapproval) (for further information see "The Business Combination Agreement—Conditions to Completing the Combination");

(g)　during the time between the publication of the exchange offer document and the expiration of the offer acceptance period, no material adverse market change (i.e. suspension of the currency trading or debt markets for more than three consecutive trading days in Frankfurt am Main, London or New York) shall have occurred;

(h)　during the time between the publication of the exchange offer document and the expiration of the offer acceptance period, no offer material adverse effect (as defined in the business combination agreement) on NYSE Euronext shall have occurred;

(i)　during the time between the publication of the exchange offer document and the expiration of the offer acceptance period, no offer material adverse effect (as defined in the business combination agreement) on Deutsche Börse shall have occurred; and

(j)　prior to the expiration of the offer acceptance period, receipt of one or more private letter rulings from the U.S. Internal Revenue Service by each of NYSE Euronext and Deutsche Börse confirming that the exchange offer and/or the merger, taken together, qualify as specific transactions under U.S. Internal Revenue Code.

As described in "The Business Combination Agreement—Conditions to Completing the Combination," many of the conditions to the exchange offer must, by their terms, be satisfied or waived prior to the expiration of the offer acceptance period, including the minimum tender condition, the receipt of the NYSE Euronext stockholder vote, the effectiveness of the registration statement, the receipt of IRS rulings, the absence of a material adverse market change, and the absence of an offer material adverse on Deutsche Börse and NYSE Euronext. The only conditions to the exchange offer that may remain outstanding after the expiration of the offer acceptance period are the conditions relating to competition approvals, and the receipt of the specified regulatory approvals for the combination. These are described under "The Business Combination Agreement—Conditions

to Completing the Combination." See also "Regulatory Approvals and Litigation Related to the Combination" for a discussion of the status of the regulatory filings and approvals for the combination. The parties currently expect the EU merger control proceedings to be finalized before the end of the 2011, but it is possible these proceedings will continue into the first quarter of 2012. The parties expect that all other regulatory conditions remaining after the expiration of the acceptance period will be completed before the EU merger control proceedings.

Deutsche Börse's Agreement to Tender Treasury Shares

Deutsche Börse has agreed to tender all of the Deutsche Börse shares held in treasury by Deutsche Börse. As of March 31, 2011, 8,956,997 Deutsche Börse shares were held by Deutsche Börse as treasury shares.

Information on the Holdco shares offered to Deutsche Börse shareholders

The Holdco shares offered to the Deutsche Börse shareholders are ordinary registered shares of Holdco with a nominal value of €1.00 and full dividend rights since formation of Holdco on February 10, 2011.

The International Securities Identification Number, the German Securities Code, the Common Code and the Ticker Symbol of the Holdco shares will be as follows:

International Securities Identification Number ("ISIN")	NL0009766997
German Securities Code (*Wertpapierkennnummer*) ("WKN")	A1H8lK
Common Code	062269324
Ticker Symbol	AL4

Currency of the Exchange Offer

For purposes of the provisions of the EU Prospectus Regulation, the currency in which the exchange offer is conducted is euros. This means that all relevant calculations for the exchange offer under the German Takeover Act, including the value of Deutsche Börse shares for purposes of complying with the minimum pricing rules under the German Takeover Act, is expressed in euros. After commencement of trading, Holdco shares will be quoted on the New York Stock Exchange in U.S. dollars.

Admission to and Commencement of Trading

Holdco (1) intends to list its shares on the New York Stock Exchange subject to the notice of issuance and (2) will apply, prior to the time of delivery of the Holdco shares pursuant to the exchange offer and the merger, for admission of its shares to trading on the regulated market (*regulierter Markt*) of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) and in the sub-segment thereof, with additional post-admission obligations (Prime Standard), and on the regulated market of Euronext Paris (*marché réglementé de Euronext à Paris*).

Holdco expects that the Holdco shares that the accepting shareholders of Deutsche Börse will receive upon settlement of the exchange offer will have been admitted to trading and listed at the time of delivery to the shareholders of Deutsche Börse having accepted the exchange offer.

Commencement of trading on the Frankfurt Stock Exchange, Euronext Paris and the New York Stock Exchange is expected to occur immediately after delivery of the Holdco shares to the Deutsche Börse shareholders who have accepted the exchange offer.

Settlement Agent

Holdco has appointed Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany to act as central settlement agent and exchange escrow agent in connection with the exchange offer.

Interests of the Parties Participating in the Exchange Offer

Holdco has entered into the business combination agreement with Deutsche Börse, NYSE Euronext and Pomme Merger Corporation. Such other parties to the business combination agreement are persons acting jointly with Holdco pursuant to Section 2 para. 5 sentence 1 of the German Takeover Act and have an interest in the completion of the exchange offer.

Pursuant to Section 2 para. 5 sentence 1 of the German Takeover Act, in conjunction with Section 2 para. 5 sentence 3 the of German Takeover Act subsidiaries of Holdco are also presumed to be persons acting jointly with Holdco, while the provision does not cover subsidiaries of persons acting jointly with Holdco. At the time of publication of this document, Pomme Merger Corporation is the only subsidiary of Holdco. Pomme Merger Corporation as well as Stichting Alpha Beta Netherlands, the sole shareholder of Holdco, are therefore persons acting jointly with Holdco pursuant to Section 2 para. 5 sentence 1 of the German Takeover Act in conjunction with Section 2 para. 5 sentence 3 of the German Takeover Act.

Interests of Directors, Board Members, and Executive Officers of Deutsche Börse and NYSE Euronext in the Combination

Shareholders of Deutsche Börse and shareholders of NYSE Euronext should be aware that some of the Deutsche Börse management board members, Deutsche Börse supervisory board members and directors and executive officers of NYSE Euronext may have interests in the combination that are different from, or in addition to, the interests of the Deutsche Börse shareholders and NYSE Euronext shareholders. These interests may include, but are not limited to, the continued employment of certain Deutsche Börse management board members and executive officers of NYSE Euronext, the continued positions of certain Deutsche Börse supervisory board members and certain directors of NYSE Euronext as directors of Holdco and the indemnification of former Deutsche Börse management and supervisory board members and directors and executive officers of NYSE Euronext by Holdco. These interests also include the treatment in the combination of restricted stock units, stock options and other rights held by these directors, board members and executive officers. As of March 14, 2011, members of the Deutsche Börse management board and the Deutsche Börse supervisory board owned 50,780 Deutsche Börse shares in the aggregate.

Shareholders of Deutsche Börse and shareholders of NYSE Euronext should be aware that, as of March 1, 2011, NYSE Euronext directors and executive officers and their affiliates owned and were entitled to vote approximately 0.3% of the outstanding NYSE Euronext shares entitled to vote at the NYSE Euronext special meeting. In connection with the completion of the combination, certain executives of NYSE Euronext may be entitled to certain compensation subject to approval at the NYSE Euronext special meeting. See "Business of NYSE Euronext Group and Certain Information about NYSE Euronext — 2010 Compensation."

Reasons for the Exchange Offer and Use of Proceeds

The exchange offer forms part of the transaction that has been agreed by Deutsche Börse and NYSE Euronext to implement the combination, by which the businesses of Deutsche Börse Group and NYSE Euronext will be combined under Holdco as a holding company. The combination and the agreements of Deutsche Börse and NYSE Euronext are described in detail in the section entitled "The Business Combination Agreement."

The Holdco shares that will be delivered to the shareholders of Deutsche Börse who have validly tendered their Deutsche Börse shares in the exchange offer will be issued against contribution in kind comprising such tendered Deutsche Börse shares, and Holdco will not receive any proceeds from such exchange offer.

Holdco expects the total costs that it will incur in connection with the exchange offer to be paid by Holdco at approximately up to €4.0 million.

THE COMBINATION

Background of the Combination

The NYSE Euronext board of directors and the Deutsche Börse supervisory and management boards continually review their respective companies' results of operations and competitive positions in the industries in which they operate, as well as their strategic alternatives. In connection with these reviews, each of NYSE Euronext and Deutsche Börse from time to time evaluates potential transactions that would further its strategic objectives.

In the fall of 2008, NYSE Euronext chief executive officer Duncan L. Niederauer and Deutsche Börse chief executive officer Dr. Reto Francioni met and discussed a possible combination of their respective companies. Following that meeting, selected members of NYSE Euronext management and of Deutsche Börse management had periodic discussions regarding possible transaction structures, as well as social and governance aspects of a potential combination of the two companies. To facilitate these discussions, on September 22, 2008, NYSE Euronext and Deutsche Börse entered into a confidentiality agreement in connection with the exchange of information between the two companies and their advisors. Also during this time, NYSE Euronext consulted with Perella Weinberg, and its legal advisors, Wachtell, Lipton, Rosen & Katz, Milbank, Tweed, Hadley & McCloy LLP and Stibbe N.V., and Deutsche Börse consulted with financial advisor, Deutsche Bank AG and its legal advisor, Linklaters LLP. Preliminary discussions continued through the fall of 2008, including with respect to the potential governance arrangements of a post-transaction entity, but no agreement was reached. In early December 2008, the parties terminated discussions regarding a possible business combination following unauthorized news stories regarding the existence of such discussions regarding a combination between the two companies.

Over the course of the next two years, Mr. Niederauer and Dr. Francioni, as well as members of senior management of each company, met from time to time in the scope of their professional activities and discussed on several occasions the possibility of a combination between the two companies. These meetings, however, did not at those times lead to any serious discussions.

During the summer of 2010, Mr. Niederauer and Dr. Francioni continued to discuss the strategic challenges faced by the companies in light of the consolidation in the exchange industry. As a result of such discussions, they jointly agreed to resume discussions on a potential business combination between the two companies.

On August 2, 2010, senior management from each of NYSE Euronext and Deutsche Börse met in New York City at the request of Dr. Francioni to discuss the possibility of reinitiating consideration of a potential transaction. At that meeting, they discussed the concept of the transaction and the potential benefits to each party that could be obtained. Management of each party also agreed on a schedule for further consideration of a transaction and key next steps in the decision-making process.

On September 15, 2010, the NYSE Euronext board of directors met for a periodic review and discussion of corporate strategy. During that meeting, the NYSE Euronext board undertook a thorough strategic and financial review of organic growth opportunities underway at the company and being considered by the company, including new products and services, new asset classes and geographic expansion. The board examined the expected financial performance, including the financial position, of NYSE Euronext on a standalone basis taking into account these initiatives. In addition, the board considered potential partners for merger-and-acquisition transactions in the exchange industry and/or the broader financial intermediary industry, and discussed which of these transactions could be consummated and their relative merits. As part of that discussion, Mr. Niederauer reviewed his discussions with Dr. Francioni, and the NYSE Euronext board of directors authorized him to continue and to expand discussions with the objective of working to determine whether a potential business combination with Deutsche Börse was achievable. NYSE Euronext did not actively pursue any of the merger-and-acquisition alternatives discussed at the meeting that would be alternatives to the combination with Deutsche Börse, which it viewed as the most attractive strategic alternative if it could be completed on agreeable terms.

Over the course of the next few months, selected members of senior management of each of NYSE Euronext and Deutsche Börse discussed potential alternatives for the terms and structure for the transaction.

On October 28, 2010 and again on December 16, 2010, the NYSE Euronext board of directors met and, as a part of those meetings, was updated by senior management as to the status of discussions with Deutsche Börse. In each instance, the NYSE Euronext board of directors instructed management to continue discussions regarding a potential transaction.

In the early part of January 2011, and particularly during meetings among Mr. Niederauer and Dr. Francioni, other NYSE Euronext and Deutsche Börse representatives and their respective financial advisors held in Zürich, Switzerland on January 13 and 14, 2011 for the purpose of negotiating a transaction, NYSE Euronext and Deutsche Börse management continued to discuss the terms of a potential business combination. During this period, the parties negotiated certain governance and other terms that were proposed to apply to the combined group of NYSE Euronext and Deutsche Börse Group businesses after completion of a business combination. Specifically, the parties contemplated that the transaction would involve (1) a combination of the two companies rather than the acquisition of one by the other, (2) the creation of a new holding company in the Netherlands that would become the holding company for NYSE Euronext and Deutsche Börse, (3) dual headquarters in New York and Frankfurt for the combined company, (4) Dr. Francioni, who would be based primarily in Frankfurt, serving as the chairman of the board of directors of the combined company, and Mr. Niederauer, who would be based primarily in New York, serving as the chief executive officer of the combined company, (5) the board of directors of the combined company would consist of the chairman and the chief executive officer of the combined company, along with nine individuals designated by Deutsche Börse and six individuals designated by NYSE Euronext, and (6) the membership of the executive committee of the combined company would be equally comprised of former Deutsche Börse and former NYSE Euronext executives and would be chaired by the chief executive officer of the combined company. The parties also reached a preliminary understanding on certain responsibilities and authorities of each of the chief executive officer and the chairman of the combined company that would apply in the event that a business combination was agreed.

During that same period, NYSE Euronext's and Deutsche Börse's respective management and financial advisors discussed the financial terms of a potential business combination, with negotiations focused principally on the relative percentage of ownership that the former shareholders of each entity would receive in the new Dutch holding company. At that time, the parties came to a general understanding that Deutsche Börse shareholders would receive approximately 60% of the outstanding shares of the holding company, and NYSE Euronext shareholders would receive approximately 40%, assuming that all of Deutsche Börse's issued shares participated in the exchange offer to be conducted in order to effectuate the business combination. However, no final decision was made regarding the exchange ratios that would apply to the business combination or the exact ownership percentages of NYSE Euronext and Deutsche Börse that were implied based on any such exchange ratios.

The parties came to a general understanding at such time that a premium of approximately 10% would be targeted for NYSE Euronext shareholders. At the time, on the basis of this premium, Deutsche Börse shareholders would receive approximately 60% of the outstanding shares of Holdco, and NYSE Euronext shareholders would receive approximately 40% of the outstanding shares of Holdco. When considering the appropriate premium for the NYSE Euronext shareholders, the parties took into account, among other things, the synergies that the parties expected to be realized as a result of the combination.

On January 17, 2011, a draft heads of terms encapsulating Deutsche Börse's understanding of the joint discussions of certain terms of the potential transaction and governance structure was exchanged that, over the course of the following week, NYSE Euronext management and its legal advisors reviewed.

On January 18, 2011, the management board of Deutsche Börse held a meeting in which it discussed the current status of negotiations with NYSE Euronext.

On January 21, 2011, Mr. Niederauer and Dr. Francioni along with selected members of their respective senior management teams, financial and legal advisors met in New York City. During that meeting, the parties provided financial updates about each company. The parties also reviewed the draft heads of terms and sought to achieve further consensus on specific aspects of the governance arrangements that would apply to the combined company, including the length of the initial terms of the board of directors of the holding company and supermajority board vote requirements. Additionally at this meeting, the parties agreed on a schedule for the drafting and distribution of definitive agreements to memorialize the terms of the business combination and governance arrangements. The parties discussed preliminary plans for communicating the transaction, if ultimately agreed by the parties, to their shareholders, regulators and other important constituents.

On January 24, 2011, Dr. Francioni met with Dr. Manfred Gentz, the chairman of the Deutsche Börse supervisory board, and a few other members of the Deutsche Börse supervisory board to inform them about the status of the negotiations with NYSE Euronext.

On January 27, 2011, NYSE Euronext's legal counsel, Wachtell Lipton, sent an initial draft of the business combination agreement to Linklaters, legal counsel for Deutsche Börse, and Linklaters sent initial drafts of the articles of association of the holding company, rules for the board of directors of the holding company and rules for the global executive committee (which are collectively referred to as the "Holdco governance documents") to Wachtell Lipton.

On January 28, 2011, NYSE Euronext and Deutsche Börse each provided the other with access to an electronic data room containing financial and legal due diligence materials. NYSE Euronext's and Deutsche Börse's respective management, financial and legal advisors subsequently began a review of such materials.

On February 1, 2011, Mr. Jan-Michiel Hessels, chairman of NYSE Euronext Board of directors, as well as Mr. Niederauer and several other members of the NYSE Euronext board of directors met with Dr. Francioni, Dr. Manfred Gentz, chairman of the Deutsche Börse supervisory board, and several other members of the Deutsche Börse supervisory board in Zurich, Switzerland. At the meeting, they reviewed the working plan and timing to reach a definitive agreement for the combination and identified the principal issues that management noted had to be resolved in order for an agreement to be executed.

Between January 31, 2011 through February 2, 2011, the management of each of NYSE Euronext and Deutsche Börse along with each of their respective financial and legal advisors met in Amsterdam, the Netherlands, to negotiate the business combination agreement and Holdco governance documents and to discuss high-level financial and legal due diligence, including potential synergies that could be realized in a business combination. During these meetings, the internal and external legal advisors to the parties negotiated various provisions in the draft business combination agreement and the draft Holdco governance documents. As part of these negotiations, the parties discussed the minimum tender condition for the exchange offer, the timing of the official announcement of the exchange offer for German law purposes, the size of the termination fee payable by each party and the circumstances in which such termination fee would be payable and the integration of Deutsche Börse into the new Holdco group post-completion of the transaction. During these meetings, the parties and their respective financial advisors also refined their financial analyses of the business combination and reviewed potential costs and synergies in connection with the transaction in order to facilitate their valuation of the combined entity.

On February 3, 2011, the NYSE Euronext board of directors held a meeting in Amsterdam to discuss, among other issues, the potential terms of a business combination with Deutsche Börse. At the meeting, Mr. Niederauer and other members of NYSE Euronext management presented the current state of negotiations and due diligence with Deutsche Börse and reviewed the strategic rationale for the business combination. Wachtell Lipton presented summaries of the current draft business combination agreement and the current draft Holdco governance documents, noting the items in such documents that had not yet been agreed. Wachtell Lipton also reviewed with the NYSE Euronext directors their fiduciary duties under Delaware law. Stibbe

provided an overview of certain Dutch law aspects that were relevant to the transaction and also reviewed the legal regime under which the board of directors of the Dutch holding company would be operating. Perella Weinberg updated the board on the current status of the financial due diligence and the general financial analysis of the potential transaction and the ongoing negotiations regarding the exchange ratio, the valuation implied by different exchange ratios and the percentage of outstanding Holdco shares that would be held by the former NYSE Euronext shareholders using different exchange ratios. At the meeting, the NYSE Euronext board of directors authorized management to continue its negotiations with Deutsche Börse.

Later that day on February 3, 2011, Linklaters provided a revised draft of the business combination agreement to NYSE Euronext's legal advisors.

Based on input from the management of NYSE Euronext, on February 7, 2011, NYSE Euronext's legal advisors sent a revised draft of the business combination agreement to Deutsche Börse's legal advisors. In addition, Deutsche Börse's legal advisors sent revised drafts of the Holdco governance documents to NYSE Euronext's legal advisors.

On February 7, 2011, the Deutsche Börse management board held a meeting during which the terms of the business combination with NYSE Euronext were discussed in detail.

On February 8 and 9, 2011, representatives from NYSE Euronext and Deutsche Börse and their respective advisors met in New York City. In-depth discussions were held on the outstanding issues in the draft business combination agreement and the draft Holdco governance documents, including (1) the minimum tender condition for the exchange offer, (2) the ability to maintain the well-balanced corporate governance structure, as proposed in their current drafts of the business combination agreement and corporate documents, following completion of the combination, (3) the limitations on each party's obligations to change or divest its businesses or to amend the governance structure of Holdco in order to receive regulatory approval for the transactions, (4) the circumstances under which a termination fee would be payable by either party, (5) the decision-making authority of the Global Executive Committee of the Holdco group, (6) the duration of the initial term of the chairman and chief executive officer of the combined businesses, (7) the rights of Holdco directors who were initially designated by NYSE Euronext and Deutsche Börse to select replacement candidates in the event of vacancies on the board or board committees, and (8) the location and leaders of certain business divisions. In addition, management of Deutsche Börse and NYSE Euronext along with their respective financial and accounting advisors held meetings to continue analyzing potential synergies in the business combination, including opportunities for integration of technologies across the companies, and to discuss the investor presentation proposed to be distributed upon announcement of the business combination.

On February 9, 2011, a news story that had not been authorized by NYSE Euronext or Deutsche Börse was released in Germany that indicated the parties were negotiating a potential business combination and described certain terms of the potential transaction. In response to the unauthorized news stories, both NYSE Euronext and Deutsche Börse suspended trading in their respective shares while preparing a response. Later that same day, Deutsche Börse and NYSE Euronext issued a joint press release confirming the existence of advanced discussions regarding a potential business combination and detailing the current status of certain of the transaction terms that were contemplated by the parties. NYSE Euronext shares resumed trading following the issuance of that press release, and Deutsche Börse shares resumed trading the next morning.

On February 10, 2011, the NYSE Euronext board of directors met by video conference to receive a report from NYSE Euronext management and its advisors on the status of the negotiations with Deutsche Börse.

Over the next several days, the parties and their financial and legal advisors continued to negotiate the remaining open points and exchange drafts of the business combination agreement and Holdco governance documents, as well as continuing their respective due diligence review of the other party.

On February 11, 2011, the Deutsche Börse management board held a meeting during which it reviewed the terms and the status of the proposed transaction, including the estimated synergies and preliminary due diligence results. During this meeting, the management board authorized Dr. Francioni and Mr. Pottmeyer to finalize the negotiations of the combination agreement.

On February 12, 2011, certain press reports that had not been authorized by the parties suggested that the parties had agreed on the name under which their combined businesses would operate after consummation of the business combination. In response to those reports, NYSE Euronext and Deutsche Börse each issued a press release to clarify that negotiations regarding the name for the combined group were ongoing and no decision regarding a name had been finalized.

On February 13, 2011, the NYSE Euronext board of directors met by video conference to receive a report from management on the status of negotiations with Deutsche Börse. At the meeting, Mr. Niederauer and other members of NYSE Euronext management updated the board on the developments over the last few days and offered an assessment of the remaining open issues and potential outcomes. Wachtell Lipton presented updated summaries of the draft business combination agreement and draft Holdco governance documents, and Perella Weinberg reviewed the financial terms of the business combination. The NYSE Euronext board also received an update from management on the key findings that NYSE Euronext's management and its legal, financial and accounting advisors had identified in their due diligence of Deutsche Börse, and discussed with management the potential benefits and risks involved in the combination transaction. The board continued to support the proposed business combination based on the range of potential alternatives that management and its advisors had presented.

On February 14, 2011, the Deutsche Börse management board held a meeting to consider the revised terms of the transaction. With the advice of its legal and financial advisors, the management board considered the outcome of the negotiations that had taken place with NYSE Euronext and its advisors, including an update on the terms and key considerations of the proposed transaction with NYSE Euronext as well as an update on the proposed combination agreement between Deutsche Börse and NYSE Euronext since the last management board meeting. After deliberation, the Deutsche Börse management board determined that the proposed combination was in the best interest of Deutsche Börse and its shareholders and the management board approved, subject to the approval of the Deutsche Börse supervisory board, the business combination agreement and the transactions contemplated thereby. Later on the same day, members of the supervisory board of Deutsche Börse were updated by Dr. Francioni and other members of the management board on the status of the business combination discussions with NYSE Euronext.

NYSE Euronext's legal advisors and Deutsche Börse's legal advisors continued to exchange drafts of the business combination agreement and the Holdco governance documents, with refinements based on the continuing negotiations between the parties. Representatives of NYSE Euronext and Deutsche Börse continued to discuss the exchange ratio and, after consultation with their respective financial advisors, tentatively agreed to proceed on the basis of an exchange ratio of 0.47 of a share of Holdco for each NYSE Euronext share and an exchange ratio of one share of Holdco for each Deutsche Börse share tendered in the exchange offer. The parties acknowledged that these exchange ratios would lead to the combined company being owned 40% by former NYSE Euronext shareholders and 60% by former Deutsche Börse shareholders, assuming all Deutsche Börse shares were exchanged in the exchange offer. During the day on February 14, 2011 and into the morning of February 15, 2011, representatives of the parties resolved the remaining open issues to the satisfaction of both parties, including agreeing on the minimum tender condition for the exchange offer, the circumstances in which the termination fee would be payable and the locations and leaders of certain of the combined company's principal divisions.

On February 15, 2011, the Deutsche Börse supervisory board met to consider the revised terms of the transaction. With the advice of its financial and legal advisors, the supervisory board considered the outcome of the negotiations that had taken place with NYSE Euronext and its advisors. Based on presentations given by the

Deutsche Börse management board, its financial advisors, DBSI and J.P. Morgan, and legal counsel, Linklaters, the supervisory board received, among other things, a summary of the terms and key considerations of the proposed transaction with NYSE Euronext as well as a summary of the proposed combination. Representatives from DBSI and J.P. Morgan each provided financial analyses of the transaction and rendered their oral opinions, subsequently confirmed in writing, that, as of February 15, 2011, and based upon and subject to the various factors, assumptions and limitations set forth in their respective written opinions, the exchange ratio in the proposed exchange offer was fair, from a financial point of view, to the holders of Deutsche Börse shares (other than Deutsche Börse). After deliberation, the Deutsche Börse supervisory board determined that the business combination was in the best interest of Deutsche Börse and its shareholders, and the supervisory board approved the business combination of Deutsche Börse and NYSE Euronext.

Also on February 15, 2011, the NYSE Euronext board of directors held a meeting by video conference to review the terms of the proposed business combination transaction. At the meeting, NYSE Euronext management updated the board on discussions and negotiations between the parties since the prior meeting of the NYSE Euronext board of directors. Representatives from Wachtell Lipton described the updated terms of the draft business combination agreement and governance arrangements proposed to be entered into in connection with the combination. Representatives from Perella Weinberg provided final financial analyses of the transaction and the final proposed exchange ratio. Thereafter, Perella Weinberg provided its oral opinion, subsequently confirmed in writing, to the NYSE Euronext board of directors to the effect that, as of February 15, 2011, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the exchange ratio in the merger of 0.47 was fair, from a financial point of view, to the NYSE Euronext shareholders. After discussion and deliberation, the NYSE Euronext board of directors determined that the business combination agreement and the transactions contemplated by the combination agreement were fair and in the best interests of NYSE Euronext and its shareholders and authorized management to execute the business combination agreement on behalf of the company. In accordance with NYSE Euronext's certificate of incorporation, the NYSE Euronext board of directors also approved the acquisition of NYSE Euronext shares pursuant to the merger and the voting of such NYSE Euronext shares by Holdco after the merger without limitations on ownership or voting rights by Holdco following the merger.

Following the approval of the NYSE Euronext board of directors and the Deutsche Börse boards, the parties entered into the business combination agreement on February 15, 2011 on the terms approved by those boards and issued a press release and market notice announcing the transaction.

On April 1, 2011, NYSE Euronext received a letter from NASDAQ OMX Group, Inc. and IntercontinentalExchange, Inc. setting forth a non-binding proposal to acquire all of the outstanding shares of NYSE Euronext common stock, where NYSE Euronext stockholders would receive $14.24 in cash, 0.4069 of a share of NASDAQ OMX common stock and 0.1436 of a share of IntercontinentalExchange common stock, for each share of NYSE Euronext common stock. The letter indicated that NASDAQ OMX Group and IntercontinentalExchange agreed between themselves that, in connection with the closing of such transaction, IntercontinentalExchange would acquire NYSE Euronext's European derivatives businesses, including Liffe, as well as Liffe US and NYPC, and NASDAQ OMX would retain NYSE Euronext's other businesses, including the NYSE Euronext stock exchanges in New York, London, Paris, Amsterdam, Brussels and Lisbon, the U.S. equity options business and the information services and technology solutions businesses. The letter further indicated that the proposal was based on publicly available information and was not an offer capable of acceptance, but rather a non-binding indication of interest to serve as a basis for moving toward a mutually agreed transaction. On April 1, 2011, NYSE Euronext issued a press release requesting its shareholders not to take any action with respect to the proposal and indicating that the NYSE Euronext board of directors would carefully review the proposal in consultation with its independent financial and legal advisors. The NYSE Euronext board of directors held a meeting by telephone call that same day to receive an initial briefing on receipt of the proposal, but no determination was made with respect to the proposal.

On April 8, 2011, Deutsche Börse sent a letter to Mr. Niederauer and Mr. Hessels stating that Deutsche Börse remains fully committed to the agreed business combination with NYSE Euronext and describing certain

aspects of the proposal by NASDAQ OMX and IntercontinentalExchange that Deutsche Börse viewed as being less favorable to NYSE Euronext than the proposed combination with the Deutsche Börse.

On April 10, 2011, the NYSE Euronext board of directors met with NYSE Euronext management and the company's financial and legal advisors to discuss the proposal by NASDAQ OMX and IntercontinentalExchange. At that meeting, the NYSE Euronext board of directors discussed with management and advisors the terms of the proposal and analyzed various aspects of the proposal, including the transaction structure, consideration to be paid, the anticipated value of such consideration following the transaction, the financing required for the transaction, the required financial and legal due diligence that would need to be performed, and the competition approval process and the exchange regulatory approval process. The board also discussed the proposal in light of the company's corporate strategy. After discussing the proposal, the NYSE Euronext board of directors unanimously concluded that the proposal did not align with NYSE Euronext's strategic vision, involved unacceptable execution risk and was not in the best interests of NYSE Euronext and its shareholders.

On April 19, 2011, NYSE Euronext received a letter from NASDAQ OMX and IntercontinentalExchange that provided additional details of their proposal, including a draft merger agreement. That same day, NYSE Euronext issued a press release acknowledging its receipt of the proposed merger agreement and indicating that the NYSE Euronext board of directors would review it in due course, consistent with its fiduciary duties and its obligations under the business combination agreement.

On April 21, 2011, the NYSE Euronext board of directors met to review the additional information with NYSE Euronext's outside legal and financial advisors. At the meeting, NYSE Euronext board of directors unanimously rejected the proposal and reaffirmed the business combination agreement with Deutsche Börse. NYSE Euronext issued a press release that same day announcing the board's decision.

On May 2, 2011, NASDAQ OMX and IntercontinentalExchange issued a press release announcing that each of their respective boards of directors approved their intent to commence an exchange offer to acquire all of the outstanding NYSE Euronext shares in a cash and stock transaction. Under the terms of the offer, each share of NYSE Euronext would be exchanged for $14.24 in cash, 0.4069 shares of NASDAQ OMX common stock and 0.1436 shares of ICE common stock. The press release provided that, if NASDAQ OMX and ICE are successful in acquiring NYSE Euronext shares pursuant to the offer, they would consummate a second step merger as soon as possible thereafter to acquire the remaining NYSE Euronext shares for the same consideration per share. The press release also indicated that the offer would be expected to have the following conditions: the tender of a majority of the outstanding NYSE Euronext shares on a fully diluted basis; the termination of the business combination agreement between Deutsche Börse AG and NYSE Euronext; receipt of required regulatory approvals; the NYSE Euronext board waiving the voting and ownership limitations contained in the NYSE Euronext certificate of incorporation; approval by the NYSE Euronext board of the exchange offer under Section 203 of the Delaware General Corporation Law (or satisfaction that Section 203 will not apply to the offer and the second step merger); NASDAQ OMX and ICE completing to their satisfaction confirmatory due diligence; and approval by the stockholders of NASDAQ OMX and ICE of the issuance of their stock pursuant to the exchange offer and the second step merger.

Deutsche Börse's Reasons for the Combination

On February 14, 2011, the Deutsche Börse management board approved the business combination agreement and the transactions contemplated thereby. On February 15, 2011, the Deutsche Börse supervisory board approved the combination of Deutsche Börse and NYSE Euronext under a newly founded Dutch holding company as contemplated by the business combination agreement and presented in the meeting.

In reaching its decision on February 14, 2011, the Deutsche Börse management board consulted with its financial and legal advisors and considered a variety of factors, including the material factors described below. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the Deutsche Börse management board did not consider it practicable to, and did not attempt to, quantify or otherwise

assign relative weights to the specific factors that it considered in reaching its determination. The Deutsche Börse management board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the Deutsche Börse management board may have given different weight to different factors. This explanation of the Deutsche Börse management board's reasons for the proposed combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Forward-Looking Statements."

The Deutsche Börse management board considered a number of factors pertaining to the strategic rationale for the combination as generally supporting its decision to enter into the combination agreement, including the following material factors:

- *Strategic Considerations*. The Deutsche Börse management board believes that the combination will provide a number of significant strategic opportunities, including the following:

  - its expectation that the combined company would be a leader in a diverse set of large and growing businesses, including derivatives, listings, cash equities, post-trade settlement and asset servicing, market data and technology services;

  - its view that the combined company would have a portfolio of leading brands, including Deutsche Börse, Eurex, NYSE Liffe, Clearstream, Stoxx, NYSE Euronext, New York Stock Exchange and Euronext;

  - its expectation that the combined company's complementary products would allow the combined company to provide customers with a global derivatives platform;

  - its expectation that the combined company would be an industry-leading provider of technology services and information content;

  - its expectation that the combined company would be the world's largest venue for capital raising;

  - its expectation that the combined company would be a global pioneer in international post-trade infrastructure and settlement with revenues drawn from outside of Europe in those business areas;

  - its expectation that the combination would over time create substantial incremental efficiency and growth opportunities; and

  - its expectation that in light of a potential consolidation in the exchange industry, the combination would be to the benefit of Frankfurt as a financial center;

- *Synergies*. Based on the management board's discussions with NYSE Euronext management, the Deutsche Börse management board determined that the combination would create significant cost savings and revenue synergies, including approximately €300 million ($400 million based on an exchange rate of $1.33 to €1.00) of annual cost savings expected to be achievable on an annualized basis within three years after the completion of the transaction, as well as at least €100 million ($133 million) of annual revenue synergies. See "The Business Combination—Certain Synergy Forecasts" for a revised estimate of expected cost savings of €400 million ($532 million);

- *Implied Ownership*. The Deutsche Börse management board considered that the exchange ratios implied that former Deutsche Börse shareholders and former NYSE Euronext shareholders would hold approximately 60% and 40%, respectively, of the outstanding Holdco shares, assuming that all Deutsche Börse shareholders tendered in the exchange offer, and considered this relative ownership percentage after reviewing the earnings, cash flow and balance sheet impact of the proposed combination, the historical financial performance of Deutsche Börse and NYSE Euronext, the historical trading price of Deutsche Börse shares and NYSE Euronext shares and the historical exchange rate between Euros and U.S. dollars. This implied ownership split of 60% and 40% is based on the exchange ratio of one Deutsche Börse share for one Holdco share in the exchange offer and the exchange ratio of one NYSE Euronext share for 0.47 of a Holdco share in the merger.

  The exchange ratios were considered by Deutsche Börse in light of the relative valuations of Deutsche Börse and NYSE Euronext. Such valuations were based on certain publicly available financial and

other information concerning NYSE Euronext and Deutsche Börse, projections based on certain publicly available research analysts' financial forecasts that were reviewed by the respective managements of Deutsche Börse and NYSE Euronext, extrapolations from such forecasts as directed by the respective managements of Deutsche Börse and NYSE Euronext and certain internal analyses and other information relating to NYSE Euronext and Deutsche Börse prepared by management of NYSE Euronext and Deutsche Börse, respectively. In addition, among other things, reported prices and trading activity for the Deutsche Börse shares and the NYSE Euronext shares have been reviewed, and, to the extent publicly available, certain financial and stock market information for NYSE Euronext and Deutsche Börse with similar information for certain other companies considered to be relevant whose securities are publicly traded have been compared. Such agreed exchange ratios would result in a premium of approximately 10% for the NYSE Euronext shareholders as of February 8, 2011, the date prior to public reports that discussions were being held between NYSE Euronext and Deutsche Börse regarding a possible business combination, on the basis of the closing price of the NYSE Euronext and Deutsche Börse shares.

The Deutsche Börse management board came to the conclusion that the advantages for the Deutsche Börse shareholders resulting from the combination justify such premium for the following reasons:

- Deutsche Börse believed that, without a premium of approximately 10% for the NYSE Euronext shareholders and the related 40% ownership of Holdco shares by the former NYSE Euronext shareholders, NYSE Euronext would not have entered into the business combination agreement. Deutsche Börse therefore concluded that such premium was a precondition in order for Deutsche Börse shareholders to receive the significant strategic opportunities that would be created by the combination, including the following:

  - The expectation that the combined company would be a leader in a diverse set of large and growing businesses, including derivatives, listings, cash equities, post-trade settlement and asset servicing, market data and technology servicing;

  - The view that the combined company would have a portfolio of leading brands, including Deutsche Börse, Eurex, NYSE Liffe, Clearstream, Stoxx, NYSE Euronext, New York Stock Exchange and Euronext;

  - The expectation that the combined company's complementary products would allow the combined company to provide customers with a global derivatives platform;

  - The expectation that the combined company would be an industry-leading provider of technology services and information content;

  - The expectation that the combined company would be the world's largest venue for capital raising;

  - The expectation that the combined company would be a global pioneer in international post-trade infrastructure and settlement with revenues drawn from outside of Europe in those business areas; and

  - The expectation that the combination will over time create substantial incremental efficiency and growth opportunities.

- In addition thereto, it is the expectation of the Deutsche Börse management board that the future market value of Holdco is not limited to the sum of the current market capitalizations of Deutsche Börse and NYSE Euronext. Based on the discussions between Deutsche Börse and NYSE Euronext management, the Deutsche Börse management board determined that the combination will create significant cost savings and revenue synergies, including approximately €300 million ($400 million) of annual cost savings expected to be achievable on an annualized basis within three years after the completion of the combination, as well as at least €100 million ($133 million) of annual revenue synergies. See "The Business Combination—Certain Synergy Forecasts" for a revised estimate of expected cost savings of €400 million ($532 million). The Deutsche Börse

management board expects that these synergies will lead to a higher enterprise value for Holdco and, as a result, lead to a higher market value for Holdco, which, in turn, will benefit the Deutsche Börse shareholders who tender their shares in the exchange offer. In the view of the Deutsche Börse management board, this benefit justifies the premium of approximately 10% to be afforded to the NYSE Euronext shareholders. This expectation is supported by the fairness opinions of Deutsche Bank and J.P. Morgan that the exchange ratios are fair from a financial point of view to the holders of Deutsche Börse shares (other than Deutsche Börse) (see below "Opinions of Financial Advisors to Deutsche Börse").

Taking into consideration the aforementioned expectations and the advantages for the Deutsche Börse shareholders resulting therefrom, the Deutsche Börse management board came to the conclusion that the exchange ratio of one Holdco share for each Deutsche Börse share and the exchange ratio of 0.47 of a Holdco share for each NYSE Euronext share (which represented a premium of approximately 10% for the benefit of the NYSE Euronext shareholders as of February 8, 2011, the date prior to public reports that discussions were being held between NYSE Euronext and Deutsche Börse regarding a possible business combination, on the basis of the closing price of the NYSE Euronext and Deutsche Börse shares) is in the best interests of the Deutsche Börse shareholders and in the best interests of Deutsche Börse.

- *Opinions of Financial Advisors*. The Deutsche Börse management and supervisory board considered the financial analyses presented to it by DBSI and J.P. Morgan and the opinions of DBSI and J.P. Morgan that, as of February 15, 2011 and based upon and subject to the various factors, assumptions and limitations set forth in their respective opinions, the exchange ratio in the proposed exchange offer was fair, from a financial point of view, to holders of Deutsche Börse shares (other than Deutsche Börse);

- *Participation in Future Appreciation*. The Deutsche Börse management board considered the fact that the consideration payable to Deutsche Börse shareholders in the exchange offer would be Holdco shares and, therefore, would allow Deutsche Börse shareholders to participate in potential further appreciation of the combined company after the combination;

- *Governance*. The Deutsche Börse management board considered that the following governance arrangements provided by the business combination agreement would enable continuity of management and an effective and timely integration of the two companies' operations and reflect the fact that the transaction was structured as a balanced business combination rather than an acquisition of NYSE Euronext by Deutsche Börse or vice versa:

  - the agreement of the parties that the Holdco board of directors would consist of the following members after completion of the combination:

    - Deutsche Börse's chief executive officer, who would be appointed as the chairman of the Holdco group;

    - NYSE Euronext's chief executive officer, who would also be appointed as the chief executive officer of the Holdco group;

    - fifteen other individuals, with nine individuals (or 60%) to be designated by Deutsche Börse and six individuals (or 40%) to be designated by NYSE Euronext; and

  - the Global Executive Committee of the Holdco group would consist of an equal number of persons designated by Deutsche Börse and NYSE Euronext from their respective senior management teams;

- *Familiarity with Businesses*. The Deutsche Börse management board considered its knowledge of Deutsche Börse Group's and NYSE Euronext's businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management, as well as its knowledge of the current and prospective environment in which Deutsche Börse Group and NYSE Euronext operate (including the anticipated consolidation in the industry and the competitive effects of this consolidation on Deutsche Börse Group); and

- *Alternatives*. The directors of the Deutsche Börse management board considered the combination relative to the risks and uncertainties associated with other potential strategic alternatives that might be available to Deutsche Börse, in the context of rapid technological and regulatory changes being confronted by the financial services industry and the risks and challenges associated with these changes. The Deutsche Börse management board also took note of the fact that between the date that the parties issued the press release on February 9, 2011 confirming discussions and the date the parties entered into the business combination agreement, Deutsche Börse did not receive any incoming inquiries from any other potential strategic partners with respect to an alternative strategic transaction.

The Deutsche Börse management board also considered a variety of risks and other potentially negative factors concerning the business combination agreement and the combination as a whole, including the following:

- the risk that the potential benefits of the combination (including the amount of cost savings and revenue synergies) may not be fully or partially achieved, or may not be achieved within the expected timeframe;

- the risk that regulatory, governmental or competition authorities might seek to impose conditions on or otherwise prevent or delay the combination, or impose restrictions or requirements on the operation of the businesses of the Holdco group after completion of the combination;

- the risks and costs to Deutsche Börse Group if the combination is not completed, including the potential diversion of management and employee attention from the daily business, potential employee attrition and the potential effect on business and customer relationships;

- the risk of diverting management focus and resources from other strategic opportunities and from operational matters, and potential disruption associated with combining and integrating the companies;

- the risk that certain members of Deutsche Börse senior management who have been selected to hold senior management positions in the combined company might not choose to remain with the combined company;

- the potential challenges and difficulties relating to integrating the operations of Deutsche Börse Group and NYSE Euronext, including the cost to achieve synergies;

- the restrictions on the conduct of Deutsche Börse Group's business prior to the completion of the combination, which restrictions require Deutsche Börse Group to conduct its business in the ordinary course and subject to specific limitations, which may delay or prevent Deutsche Börse Group from undertaking business opportunities that may arise pending completion of the combination;

- the risk that an insufficient number of Deutsche Börse shareholders will tender their Deutsche Börse shares into the exchange offer or that the NYSE Euronext shareholders may fail to approve the merger;

- the risk that the combination would be completed and up to 25% of the Deutsche Börse shares may not have been tendered in the exchange offer, and that Holdco may not be able to acquire such remaining Deutsche Börse shares on a timely basis or at all (and any such acquisition of such shares may require the payment of different or additional consideration than the consideration offered in the exchange offer);

- the requirement that Deutsche Börse pay NYSE Euronext a termination fee if an alternative proposal to acquire Deutsche Börse is publicly announced or made known and the business combination agreement is thereafter terminated in certain circumstances (see "The Business Combination Agreement — Termination");

- the risk that because the exchange ratio to be paid to the Deutsche Börse shareholders is fixed, the value of the consideration to Deutsche Börse shareholders in the combination could fluctuate;

- the likelihood of litigation challenging the combination, and the possibility that an adverse judgment for monetary damages could have a material adverse effect on the operations of the combined company after the combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the combination;

- the expenses associated with completing the combination;

- the risk that, upon completion of the combination, the counterparties under certain material agreements of certain members of the Deutsche Börse Group (*e.g.*, under the cooperation agreement with SIX Group AG regarding Scoach Holding S.A. and the shareholders' agreement with SIX Swiss Exchange AG regarding Eurex) may be able to exercise certain "change of control" rights; and

- various other risks associated with the combination and the businesses of Deutsche Börse Group, NYSE Euronext and the combined company described under "Risk Factors."

In addition to considering the factors described above, Deutsche Börse management board considered that:

- some members of the management and supervisory boards of Deutsche Börse have interests in the combination as individuals that are in addition to, and that may be different from, the interests of Deutsche Börse shareholders; and

- additional regulatory requirements and regulatory authorities would be applicable to the combined company as a result of the transaction.

The Deutsche Börse management board concluded that the potentially negative factors associated with the combination were outweighed by the potential benefits that it expected Deutsche Börse and its shareholders to achieve as a result of the combination. Accordingly, the Deutsche Börse management and supervisory board approved the combination.

NYSE Euronext's Reasons for the Combination

On February 15, 2011, the NYSE Euronext board of directors determined that the business combination agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of NYSE Euronext shareholders and approved and adopted the business combination agreement and the transactions contemplated thereby.

In reaching its decision on February 15, 2011, the NYSE Euronext board of directors consulted with NYSE Euronext management and its financial and legal advisors and considered a variety of factors, including the material factors described below. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the NYSE Euronext board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination. The NYSE Euronext board of directors viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of NYSE Euronext's reasons for the proposed combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Forward-Looking Statements."

The NYSE Euronext board of directors considered a number of factors pertaining to the strategic rationale for the combination as generally supporting its decision to enter into the combination agreement, including the following material factors:

- *Consistency with Existing Strategy*. The NYSE Euronext board of directors considered that the combination with Deutsche Börse would enable NYSE Euronext to accelerate the benefits of its existing strategy to operate a global multi-asset class exchange providing a diversified range of services to the capital markets community at various stages of the trading value chain;

- *Strategic Considerations*. The NYSE Euronext board of directors believes that the combination will provide a number of significant strategic opportunities, including the following:

  - its expectation that the combined company would be a leader with a diversified portfolio of large and growing businesses, including derivatives, listings, cash equities, post-trade settlement and asset servicing, market data and technology services;

- its view that the combined company would have a portfolio of leading brands, including NYSE Euronext, New York Stock Exchange, Euronext, Deutsche Börse, Eurex, NYSE Liffe, Clearstream and Stoxx;

- its expectation that the combined company's complementary interest rate and equity index products would allow the combined company to provide customers with the product innovation and capital efficiency capabilities of a global derivatives platform;

- its expectation that the combined company would be an industry-leading provider of technology services throughout the trading value chain and information content;

- its expectation that the combined company would be the world's largest venue for capital raising;

- its expectation that the combined company would be a global pioneer in international post-trade infrastructure and settlement with significant revenues drawn from outside of North America and Europe in those business areas; and

- its expectation that the combination would over time create substantial incremental efficiency and growth opportunities;

- *Participation in Future Appreciation*. The NYSE Euronext board of directors considered the fact that the merger consideration would be Holdco shares and, therefore, would allow NYSE Euronext shareholders to participate in potential further appreciation of the combined company after the merger;

- *Synergies*. Based on the advice of NYSE Euronext management following such management's discussions with Deutsche Börse management and NYSE Euronext's accounting advisors, the NYSE Euronext board of directors determined that the combination would create significant cost savings and revenue synergies, including approximately €300 million ($400 million, based on an exchange rate of $1.33 to €1.00) of annual cost savings expected to be achievable on an annualized basis within three years after the completion of the transaction, as well as at least €100 million ($133 million) of annual revenue synergies. See "The Business Combination—Certain Synergy Forecasts" for a revised estimate of expected cost savings of €400 million ($532 million);

- *Exchange Ratio*. The NYSE Euronext board of directors considered that the exchange ratio of 0.47 of a Holdco share for each NYSE Euronext share in the merger and one Holdco share for each Deutsche Börse share in the exchange offer implied the following premiums as of February 8, 2011, the date prior to public reports that discussions were being held between NYSE Euronext and Deutsche Börse regarding a possible business combination, assuming that each Holdco share had a value equal to $78.55, which was the closing price of one Deutsche Börse share on February 8, 2011 converted into U.S. dollars based on an exchange ratio of $1.3551 to €1:

  - a 10.5% premium to the closing price of NYSE Euronext shares on February 8, 2011;

  - a 12.8% premium to the average of the closing prices of NYSE Euronext shares for the 10-day period ended on February 8, 2011;

  - a 14.0% premium to the average of the closing prices of NYSE Euronext shares for the one-month period ended on February 8, 2011; and

  - a 21.5% premium to the average of the closing prices of NYSE Euronext shares for the three-month period ended on February 8, 2011;

- *Implied Ownership*. The NYSE Euronext board of directors considered that the exchange ratios implied that former NYSE Euronext shareholders and former Deutsche Börse shareholders would hold approximately 40% and 60%, respectively, of the outstanding Holdco shares, assuming that all Deutsche Börse shares are tendered in the exchange offer, and considered this relative ownership percentage after reviewing the earnings, cash flow and balance sheet impact of the proposed combination, the historical financial performance of NYSE Euronext and Deutsche Börse Group, the historical trading price of NYSE Euronext shares and Deutsche Börse shares and the historical exchange rate between euros and U.S. dollars;

- *Financial Advisor's Opinion*. The NYSE Euronext board of directors considered the financial analyses presented to the NYSE Euronext board of directors by Perella Weinberg and the opinion of Perella Weinberg that, as of February 15, 2011 and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the exchange ratio in the merger of 0.47 is fair, from a financial point of view, to NYSE Euronext shareholders;

- *Governance*. The NYSE Euronext board of directors considered that the following governance arrangements provided by the business combination agreement would enable continuity of management and an effective and timely integration of the two companies' operations and reflect the fact that the transaction was structured as a balanced business combination rather than an acquisition of NYSE Euronext by Deutsche Börse or vice versa:

  - the agreement of the parties that the Holdco board of directors would consist of the following members after completion of the combination:

    - the chief executive officer of NYSE Euronext, who would also be appointed as the chief executive officer of the Holdco group;

    - the chief executive officer of Deutsche Börse, who would also be appointed as the chairman of the Holdco group;

    - fifteen other individuals, with six individuals (or 40%) to be designated by NYSE Euronext and nine (or 60%) to be designated by Deutsche Börse; and

  - the Global Executive Committee of the Holdco group would consist of an equal number of persons designated by NYSE Euronext (including the chief executive officer of NYSE Euronext) and Deutsche Börse from their respective senior management teams;

- *Familiarity with Businesses*. The NYSE Euronext board of directors considered its knowledge of NYSE Euronext's and Deutsche Börse Group's businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management, as well as its knowledge of the current and prospective environment in which NYSE Euronext and Deutsche Börse Group operate (including the anticipated consolidation in the industry and the competitive effects of this consolidation on NYSE Euronext); and

- *Alternatives*. The NYSE Euronext board of directors considered the combination relative to the risks and uncertainties associated with other potential strategic alternatives that might be available to NYSE Euronext, in the context of rapid technological and regulatory changes being confronted by the financial services industry and the risks and challenges associated with these changes. The NYSE Euronext board of directors also took note of the fact that between the date that the parties issued the press release on February 9, 2011 confirming discussions and the date the parties entered into the business combination agreement, NYSE Euronext did not receive any incoming inquiries from any other potential strategic partners with respect to an alternative strategic transaction.

The NYSE Euronext board of directors also considered a variety of risks and other potentially negative factors concerning the combination, including the following:

- the risk that the potential benefits of the combination (including the amount of cost savings and revenue synergies) may not be fully or partially achieved, or may not be achieved within the expected timeframe;

- the risk that regulatory, governmental or competition authorities might seek to impose conditions on or otherwise prevent or delay the combination, or impose restrictions or requirements on the operation of the businesses of the Holdco group after completion of the combination;

- the risks and costs to NYSE Euronext if the combination is not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

- the risk of diverting management focus and resources from other strategic opportunities and from operational matters, and potential disruption associated with combining and integrating the companies;

- the risk that certain members of NYSE Euronext senior management who have been selected to hold senior management positions in the combined company might not choose to remain with the combined company;

- the potential challenges and difficulties relating to integrating the operations of NYSE Euronext and Deutsche Börse Group, including the cost to achieve synergies;

- the restrictions on the conduct of NYSE Euronext's business prior to the completion of the combination, which restrictions require NYSE Euronext to conduct its business in the ordinary course and subject to specific limitations, which may delay or prevent NYSE Euronext from undertaking business opportunities that may arise pending completion of the combination;

- the risk that the NYSE Euronext shareholders may fail to adopt the business combination agreement and approve the transactions contemplated thereby, or that an insufficient number of Deutsche Börse shareholders will tender their Deutsche Börse shares into the exchange offer;

- the risk that the combination would be completed and up to 25% of the Deutsche Börse shares may not have tendered their shares in the exchange offer, and that Holdco may not be able to acquire such remaining Deutsche Börse shares on a timely basis or at all (and any such acquisition of such shares may require the payment of different or additional consideration than the considered offered in the exchange offer);

- the requirement that NYSE Euronext submit the business combination agreement to its shareholders for approval, even if the NYSE Euronext board of directors withdraws or changes its recommendation in a manner adverse to Deutsche Börse or Holdco (including by changing to recommend that NYSE Euronext shareholders reject the combination and the business combination agreement), which could delay or prevent NYSE Euronext's ability to pursue alternative proposals if one were to become available in the interim;

- the requirement that NYSE Euronext pay Deutsche Börse a termination fee if an alternative proposal to acquire NYSE Euronext is publicly announced or made known and the combination agreement is thereafter terminated in certain circumstances (see "The Business Combination Agreement — Termination");

- the risk that because the exchange ratio to be paid to the NYSE Euronext shareholders is fixed, the value of the consideration to NYSE Euronext shareholders in the combination could fluctuate;

- the risk that the U.S. holders of NYSE Euronext shares will be required to recognize gain for U.S. federal income tax purposes as a result of the merger if NYSE Euronext waives its tax conditions;

- the likelihood of litigation challenging the merger, and the possibility that an adverse judgment for monetary damages could have a material adverse effect on the operations of the combined company after the combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the combination;

- the fees and expenses associated with completing the combination; and

- various other risks associated with the combination and the businesses of NYSE Euronext, Deutsche Börse Group and the combined company described under "Risk Factors."

In addition to considering the factors described above, the NYSE Euronext board of directors considered that:

- some officers and directors of NYSE Euronext have interests in the combination as individuals that are in addition to, and that may be different from, the interests of NYSE Euronext shareholders; and

- additional regulatory requirements and regulatory authorities would be applicable to the combined company as a result of the transaction.

Furthermore, in accordance with its obligations under the NYSE Euronext certificate of incorporation, the NYSE Euronext board of directors determined that the combination, and Holdco's exercise of voting rights over NYSE Euronext and ownership of equity interests in NYSE Euronext:

- will not impair the ability of any U.S. regulated exchanges, NYSE Euronext or NYSE Group to discharge their respective responsibilities under the Exchange Act and the rules and regulations thereunder;

- will not impair the ability of any European market subsidiaries of NYSE Euronext, NYSE Euronext or Euronext N.V. to discharge their respective responsibilities under the European exchange regulations;

- is otherwise in the best interests of NYSE Euronext, its shareholders, its U.S. regulated exchanges and European market subsidiaries; and

- will not impair the SEC's ability to enforce the Exchange Act or the European regulators' ability to enforce the European exchange regulations.

The NYSE Euronext board of directors concluded that the potentially negative factors associated with the combination were outweighed by the potential benefits that it expected NYSE Euronext and its shareholders to achieve as a result of the combination. Accordingly, the NYSE Euronext board of directors determined that the business combination agreement and the transactions contemplated thereby, including the merger, are advisable, fair to, and in the best interests of, NYSE Euronext and its shareholders.

Certain Synergy Forecasts

None of NYSE Euronext, Deutsche Börse or Holdco as a matter of course publicly discloses detailed forecasts or internal projections as to future revenues, earnings or financial condition. However, in the course of their discussions regarding the proposed combination, as discussed under "The Combination — Background of the Combination," NYSE Euronext and Deutsche Börse provided each other and their respective financial advisors with certain business and synergy forecasts that were made publicly available after the announcement of the signing of the business combination agreement. Set forth below is an overview of such business and synergy data and forecasts, as well as the revised estimates of cost savings that were subsequently publicly disclosed by the parties.

In preparing the synergy forecasts set forth below, management of NYSE Euronext and Deutsche Börse made the following material assumptions:

- implementation and restructuring costs are estimated to be approximately 1.5 to 2.0 times the expected full run-rate cost synergies;

- the exchange rate would be €1 = $1.33; and

- the combination would be completed by December 31, 2011.

Projected Cost Savings of NYSE Euronext and Deutsche Börse Group

In connection with their financial due diligence review, the parties estimated in February 2011 that the combination will generate cost savings of approximately €300 million/$400 million, principally from information technology, clearing, and market operations, as well as from corporate administration and support functions. For example, both NYSE Euronext and Deutsche Börse Group operate EU cash markets, EU derivatives markets and U.S. equity options markets. By combining their respective operations, the parties expect that savings could be realized across all three businesses by combining duplicative functions such as management, sales and marketing, and product development and by bringing locations together. The parties also expect more limited savings in listing and market operations. The following table sets forth the areas in which the parties expected that these cost savings

can be achieved and their anticipated sources for these cost savings. All synergy values are based on an exchange rate of $1.33 per euro.

	Annual Cost Savings	% of Total Cost Savings	Comments
	(millions)		
Technology	€79/$105	26	• Single platform • Integrated complementary derivatives franchises • Combined U.S. options platforms
Clearing	€ 67/$90	22.5	• Duplicative operations and planned operating expenses
Market Operations	€98/$130	32.5	• EU cash markets • EU derivatives market • U.S. equity options
Corporate	€ 56/$75	19	• Duplicative corporate and administrative overhead

The parties expected these cost savings to be realized at an annual run rate that will reach 100% by the end of the third year following completion of the combination, as set forth in the following table:

	Run-Rate	Cost Savings
	(%)	(millions)
Year 1	25	€ 75/$100
Year 2	50	€150/$200
Year 3	100	€300/$400

Revised Projected Cost Savings of NYSE Euronext and Deutsche Börse Group

Following the date of the business combination agreement, the parties continued to analyze the cost savings that they expected to achieve as a result of the combination, based on additional information developed in connection with commencement of their integration planning. Following such analysis, the parties revised their estimate of the projected cost savings. As revised, the parties estimate that the combination will generate cost savings of approximately €400 million/$532 million, principally from information technology, clearing, and market operations, as well as from corporate administration and support functions. The following table sets forth the areas in which these cost savings are expected to be achieved and the anticipated sources for the cost savings including the levers for additional cost savings. All values are based on an exchange rate of $1.33 per euro.

	Annual Cost Savings	% of Total Cost Savings	Levers for Cost Savings
	(millions)		
Technology	€130.0/$172.9	32.5%	• Single platform • Integrated complementary derivatives franchises • Combined U.S. option platforms Levers for additional cost savings: • Common trading & clearing infrastructure • Further consolidation of networks and U.S. data centers • Globalized IT operating model around common trading & clearing infrastructure
Clearing	€71.0/$94.4	17.7%	• Duplicative operations and planned operating expenses Levers for additional cost savings: • Further refinement of planned operating expenses

	Annual Cost Savings	% of Total Cost Savings	Levers for Cost Savings
	(millions)		
Market Operations	€113.0/$150.3	28.3%	• EU cash markets • EU derivatives markets • U.S. equity options Levers for additional cost savings: • Implementation of centralized market operations hubs for derivatives & equities in Europe and in the U.S. and realization of operations-efficiencies in all locations through common trading & clearing infrastructure • Further consolidation of sales and product development in Europe and in the U.S.
Corporate	€ 86.0/$114.4	21.5%	• Duplicative corporate and administrative overhead Levers for additional cost savings: • Further refinement of corporate & administrative functions • Streamlining of management structure across entire group • Stronger leverage of increased buying power and global sourcing opportunities • Consolidation of global real estate portfolio

The parties also revised their expectations as to when they expect these cost savings to be realized, although they continue to believe that full run rate will reach 100% by the end of the third year following completion of the combination, as set forth in the following table:

	Run-Rate	Cost Savings
		(millions)
End of Year 1	30%	€120.0/$159.6
End of Year 2	65%	€260.0/$345.8
End of Year 3	100%	€400.0/$532.0

Projected Revenue Synergies of NYSE Euronext and Deutsche Börse Group

In addition, the parties expect that the combination will lead to at least €100 million ($133 million) of annual revenue synergies, with the full run-rate being achieved at the end of the third year after completion of the combination, through cross-selling and distribution opportunities, increased turnover from liquidity pool consolidation and new products, a progressive introduction of Deutsche Börse Group's clearing capabilities and expanded scope for technology services and market data offerings. The following table sets forth the areas in which these revenue synergies are expected to be realized and the anticipated sources for these revenue synergies. The parties expect that approximately 50% of the projected revenue synergies will be realized in the clearing business and approximately 50% in the other business areas indicated below:

	Comments
Derivatives and Cash Markets ..	• Increase turnover from combining equity and derivatives liquidity pools • Cross-distribution in European cash markets
Technology and MD&A	• Expanded client set for hosted/managed technology and data services • Extension of STOXX index franchise to U.S. market and globally • Richer content for pre- and post-trade data and analytics products
Clearing	• Clearing for European cash equities • Clearing for European derivatives

The internal synergy forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. GAAP. In addition, the synergy forecasts were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. This summary of the internal synergy forecasts is not being included in this document to influence your decision whether to exchange your Deutsche Börse shares in the exchange offer or vote your NYSE Euronext shares to adopt the business combination agreement and approve the transactions contemplated by such agreement. Rather, they are included because these internal synergy forecasts were considered by Deutsche Börse's and NYSE Euronext's board(s) and their respective financial advisors for purposes of evaluating the combination.

These internal synergy forecasts were based on numerous variables and assumptions that are inherently uncertain, many of which are beyond the control of NYSE Euronext's and Deutsche Börse Group's management and will be beyond the control of Holdco's management. Important factors that may affect actual results and cause the internal synergy forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the business of NYSE Euronext and Deutsche Börse (including their ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, developments in commercial disputes or legal proceedings, general business and economic conditions and other factors described under "General Information — Forward-Looking Statements." The internal synergy forecasts also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these synergy financial forecasts. Accordingly, there can be no assurance that the projections will be realized.

The inclusion of the internal synergy forecasts in this document should not be regarded as an indication that any of Holdco, NYSE Euronext, Deutsche Börse or their respective affiliates, advisors or representatives considered the internal synergy forecasts to be predictive of actual future events, and the internal synergy forecasts should not be relied upon as such. None of Holdco, NYSE Euronext, Deutsche Börse or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from these internal synergy forecasts, and, except as otherwise required by law, none of them have any obligation to update or otherwise revise or reconcile these internal synergy forecasts to reflect circumstances existing after the date the internal synergy forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the synergy forecasts are shown to be in error. NYSE Euronext and Deutsche Börse do not intend, except as otherwise required by law, to make publicly available any update or other revision to these internal synergy forecasts. NYSE Euronext, Deutsche Börse and their respective affiliates, advisors, officers, directors, partners or representatives have not made, and are not authorized to make in the future, any representation to any shareholder or other person regarding NYSE Euronext's and Deutsche Börse Group's ultimate performance compared to the information contained in these internal synergy forecasts or that estimated results will be achieved. NYSE Euronext and Deutsche Börse have made no representations, in the business combination agreement or otherwise, concerning these internal synergy forecasts.

See cautionary statements regarding forward-looking information under "General Information — Forward-Looking Statements."

Opinion of the Financial Advisor to the NYSE Euronext Board of Directors

The NYSE Euronext board of directors retained Perella Weinberg to act as its financial advisor in connection with the combination, pursuant to which (1) Holdco will conduct the exchange offer to acquire each issued Deutsche Börse share for one Holdco share, and (2) immediately following the purchase by Holdco of the Deutsche Börse shares tendered in the exchange offer, Pomme Merger Corporation, a wholly owned subsidiary of Holdco, will merge with and into NYSE Euronext, with NYSE Euronext surviving the merger as a wholly owned subsidiary of Holdco, and all of the issued and outstanding NYSE Euronext shares, other than any NYSE Euronext shares owned directly by NYSE Euronext or Pomme Merger Corporation and not held on behalf of third parties, will be converted into the right to receive 0.47 of a Holdco share. This exchange ratio is referred to in this document as the

merger exchange ratio. On February 15, 2011, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the NYSE Euronext board of directors that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the merger exchange ratio in the combination was fair, from a financial point of view, to holders of NYSE Euronext shares (other than Deutsche Börse or any affiliate of Deutsche Börse).

The full text of Perella Weinberg's written opinion, dated February 15, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex E to this document. Holders of NYSE Euronext shares are urged to read Perella Weinberg's opinion carefully and in its entirety. The opinion does not address NYSE Euronext's underlying business decision to enter into the combination or the relative merits of the combination as compared with any other strategic alternative that may have been available to NYSE Euronext. The opinion does not constitute a recommendation to any holder of NYSE Euronext shares or Deutsche Börse shares as to how such holders should vote or otherwise act with respect to the combination or any other matter and does not in any manner address the prices at which NYSE Euronext shares, Holdco shares or Deutsche Börse shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the combination to, or any consideration to, the holders of any other class of securities, creditors or other constituencies of NYSE Euronext. Perella Weinberg provided its opinion for the information and assistance of the NYSE Euronext board of directors in connection with, and for the purposes of its evaluation of, the combination. This summary is qualified in its entirety by reference to the full text of the opinion. Perella Weinberg's business address is 767 Fifth Avenue, New York, NY 10153, United States of America. Perella Weinberg has given its consent to the use of its opinion letter dated February 15, 2011 to the Board of Directors of NYSE Euronext, in the form and content as included in this document, as this document stands, at the time of publication.

In giving such consent, Perella Weinberg does not admit that it comes within the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended, or the rules and regulations of the US Securities and Exchange Commission thereunder, nor does Perella Weinberg thereby admit that it is an expert with respect to any part of the Registration Statement on Form F-4 of Alpha Beta Netherlands Holding N.V. filed with the Securities and Exchange Commission, which includes the proxy statement/prospectus, within the meaning of the term "expert" as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

In arriving at its opinion, Perella Weinberg, among other things:

- reviewed certain publicly available financial statements and other business and financial information with respect to NYSE Euronext and Deutsche Börse Group, including research analyst reports;
- reviewed certain internal financial information, analyses, and other financial and operating data relating to the business of NYSE Euronext, in each case, prepared by management of NYSE Euronext;
- reviewed certain internal financial information, analyses, and other financial and operating data relating to the business of Deutsche Börse Group, in each case, prepared by management of Deutsche Börse Group;
- reviewed certain publicly available financial forecasts relating to NYSE Euronext;
- reviewed certain publicly available financial forecasts relating to Deutsche Börse Group;
- reviewed estimates of synergies anticipated from the combination, which are referred to collectively in this document as the anticipated synergies, prepared by management of NYSE Euronext;
- discussed the past and current business, operations, financial condition and prospects of NYSE Euronext, including the anticipated synergies, with senior executives of NYSE Euronext and Deutsche Börse Group, and discussed the past and current business, operations, financial condition and prospects of Deutsche Börse Group with senior executives of NYSE Euronext and Deutsche Börse Group;
- reviewed the relative financial contributions of NYSE Euronext and Deutsche Börse Group to the future financial performance of Holdco on a pro forma basis;

- compared the financial performance of NYSE Euronext and Deutsche Börse Group with that of certain publicly-traded companies which it believed to be generally relevant;

- compared the financial terms of the combination with the publicly available financial terms of certain transactions which it believed to be generally relevant;

- reviewed the historical trading prices and trading activity for NYSE Euronext shares and Deutsche Börse shares, and compared such price and trading activity of NYSE Euronext shares and Deutsche Börse shares with each other and with that of securities of certain publicly-traded companies which it believed to be generally relevant;

- reviewed the business combination agreement; and

- conducted such other financial studies, analyses and investigations, and considered such other factors, as it deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the managements of NYSE Euronext and Deutsche Börse that, to their knowledge, information furnished by them for purposes of Perella Weinberg's analysis did not contain any material omissions or misstatements of material fact. Perella Weinberg assumed, with the consent of the NYSE Euronext board of directors, that there were no material undisclosed liabilities of NYSE Euronext and Deutsche Börse Group for which adequate reserves or other provisions had not been made and that the anticipated synergies and potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of NYSE Euronext to result from the combination would be realized in the amounts and at the times projected by the management of NYSE Euronext, and Perella Weinberg expressed no view as to the assumptions on which they are based.

Perella Weinberg relied upon, without independent verification, the assessment by the managements of NYSE Euronext and of Deutsche Börse of the timing and risks associated with the integration of NYSE Euronext and Deutsche Börse Group. At the direction of NYSE Euronext, Perella Weinberg relied upon the published estimates of third-party research analysts and, with NYSE Euronext management's direction and endorsement, extrapolations based thereon with respect to NYSE Euronext and extrapolations based thereon with respect to Deutsche Börse prepared by or on behalf of Deutsche Börse and provided to Perella Weinberg on behalf of Deutsche Börse. The published estimates were estimates of NYSE Euronext's and Deutsche Börse's financial results for 2011 and 2012, and the extrapolations, which were calculated by NYSE Euronext's and Deutsche Börse's financial advisors, were estimates of NYSE Euronext's and Deutsche Börse's financial results for 2013, 2014 and 2015. At the direction of NYSE Euronext, Perella Weinberg assumed that such estimates and extrapolations were a reasonable basis upon which to evaluate the future financial performance of NYSE Euronext and Deutsche Börse Group, and Perella Weinberg expressed no view as to the assumptions on which they were based.

In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of NYSE Euronext or Deutsche Börse Group, nor was it furnished with any such valuations or appraisals, nor did it assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of NYSE Euronext or Deutsche Börse Group. In addition, Perella Weinberg did not evaluate the solvency of any party to the business combination agreement under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters.

Perella Weinberg assumed that the combination would be consummated in accordance with the terms set forth in the business combination agreement, without material modification, waiver or delay, including that each Deutsche Börse share would be exchanged for one Holdco share in the exchange offer. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the proposed combination, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on Holdco, NYSE Euronext, Deutsche Börse Group or the contemplated benefits expected to be derived in the proposed combination. Perella Weinberg's analysis further assumed that 100% of the issued Deutsche Börse

shares would be acquired by Holdco in the exchange offer. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of its counsel.

Perella Weinberg's opinion addressed only the fairness from a financial point of view, as of the date thereof, of the merger exchange ratio to the holders of NYSE Euronext shares (other than Deutsche Börse or any affiliate of Deutsche Börse) pursuant to the business combination agreement. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the business combination agreement (or any related document or agreement) or the form of the combination or the likely timeframe in which the combination would be completed. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the business combination agreement, or any class of such persons, relative to the merger exchange ratio or otherwise. Perella Weinberg made no assumption as to whether the transaction would be taxable to NYSE Euronext shareholders, and did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the business combination agreement, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood NYSE Euronext had received such advice as it deemed necessary from qualified professionals. Perella Weinberg's opinion did not address the underlying business decision of NYSE Euronext to enter into the combination or the relative merits of the combination as compared with any other strategic alternative which may have been available to NYSE Euronext. Perella Weinberg was not authorized to solicit, and did not solicit, indications of interest in a transaction with NYSE Euronext from any party. Perella Weinberg's opinion noted that on February 9, 2011, NYSE Euronext and Deutsche Börse publicly confirmed that they were engaged in advanced discussions regarding a potential combination. Except as described above, the NYSE Euronext board of directors imposed no other limitations on the investigations made or procedures followed by Perella Weinberg in rendering its opinion.

Perella Weinberg's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg's opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg's opinion was approved by a fairness committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the NYSE Euronext board of directors in connection with Perella Weinberg's opinion relating to the combination and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format.

In order to fully understand Perella Weinberg's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg's financial analyses.

Analysis of Implied Premia

Perella Weinberg took the product of (1) the merger exchange ratio and (2) the per share closing price of Deutsche Börse shares on February 8, 2011 (the last trading day prior to the day on which NYSE Euronext and Deutsche Börse publicly confirmed that they were engaged in advanced discussions regarding a potential combination (which date is referred to in this summary of Perella Weinberg's material financial analyses as the "reference date")), which per share closing price was €57.45 or $78.55, assuming a U.S. dollar-to-euro exchange rate of 1.367, and compared the $36.92 implied value per share of NYSE Euronext shares to the following:

- the closing market price per share of NYSE Euronext shares on the reference date;

- the average closing market price per share of NYSE Euronext shares for each of the ten-day, one-month and three-month periods ended on the reference date; and

- the closing market price per share of NYSE Euronext shares one month prior to the reference date.

The results of these calculations are summarized in the following table:

	Price of NYSE Euronext Share (for period ended on reference date)	Implied Premium
	(in U.S. dollars)	(%)
Closing price on reference date	33.41	10.5
Ten-day average	32.71	12.8
One-month average	32.39	14.0
One-month prior	30.98	19.2
Three-month average	30.40	21.5

Relative Ownership Over Time

Perella Weinberg compared the approximate 40% ownership interest in Holdco that shareholders of NYSE Euronext will receive under the terms of the business combination agreement (which percentage assumes that all Deutsche Börse shares are tendered in the exchange offer) to the NYSE Euronext shareholders' implied ownership in Holdco over several periods. Perella Weinberg considered the market price per share of NYSE Euronext shares and Deutsche Börse shares on the reference date as well as the average closing market price per share of NYSE Euronext shares and Deutsche Börse shares for each of the last twelve-month, or LTM, two-year and three-year periods ended on the reference date. In preparing this comparison, Perella Weinberg calculated the implied ownership by dividing the individual market capitalizations of NYSE Euronext and Deutsche Börse by the combined market capitalization of the companies to determine the relative contribution of each to Holdco's market capitalization. Deutsche Börse's shares were converted to U.S. dollars on a daily basis using daily U.S.-dollar-to-euro exchange rates. The results of these calculations are summarized in the following table:

	Implied Ownership in Holdco (based on price of NYSE Euronext shares and Deutsche Börse shares)	
	(%)	
	NYSE Euronext	**Deutsche Börse**
Closing price on reference date	38	62
LTM average	38	62
Two-year average	35	65
Three-year average	36	64

Exchange Ratio Over Time

Perella Weinberg also analyzed the exchange ratio of NYSE Euronext shares to Deutsche Börse shares on the reference date and for each of the ten-day, one-month, LTM and three-year periods ended on the reference date. In undertaking this analysis Perella Weinberg divided NYSE Euronext's daily share price by Deutsche Börse's share price in U.S. dollars for the corresponding day to calculate the implied exchange ratio for that day. Perella Weinberg compared the merger exchange ratio with the implied exchange ratio on the reference date and the average daily implied exchange ratios for each period ending on the reference date. To convert Deutsche Börse's share price into U.S. dollars, Perella Weinberg multiplied Deutsche Börse's share price on each day by the same day's U.S.-dollar-to-euro exchange rate. The results of these calculations are summarized in the following table:

	Exchange Ratio
Closing price on reference date	0.425
Ten-day average	0.422
One-month average	0.428
LTM average	0.430
Three-year average	0.391
Actual merger exchange ratio	0.470

Historical Stock Trading

Perella Weinberg reviewed the historical trading prices for NYSE Euronext shares for the ten-day, one-month, LTM and three-year periods ending on the reference date. Perella Weinberg also reviewed the historical trading prices for Deutsche Börse shares during the same periods, and examined the performance of NYSE Euronext and Deutsche Börse relative to the CBOE Exchange Index, the S&P 500 Index and the DAX Exchange.

Perella Weinberg noted that, over the ten days prior to the reference date, the closing market price for NYSE Euronext shares rose by 3% and the closing market price for Deutsche Börse shares rose by 1%, whereas the CBOE Exchange Index was up by 3%, the S&P 500 Index was up by 2% and the DAX Exchange was up by 3% for the same period. Perella Weinberg also noted that, for this period, the average price per share of NYSE Euronext shares was $32.71 and the average price per share of Deutsche Börse was €56.65. Looking at the one-month period ended on the reference date, Perella Weinberg noted that the closing market price for NYSE Euronext shares rose by 8% and the closing market price for Deutsche Börse shares rose by 10%, whereas the CBOE Exchange Index was up by 4%, the S&P 500 Index was up by 4% and the DAX Exchange was up by 7% for the same period. Perella Weinberg also noted that, for this period, the average closing price per share of NYSE Euronext shares was $32.39 and the average closing price per Deutsche Börse share was €56.10.

Perella Weinberg also noted that, over the LTM period prior to the reference date, the closing market price per share for NYSE Euronext shares rose by 41% and the closing market price per share for Deutsche Börse shares rose by 23%, whereas the CBOE Exchange Index was up by 26%, the S&P 500 Index was up by 24% and the DAX Exchange was up by 33% for the same period. Perella Weinberg also noted that, for this period, the average closing price per share of NYSE Euronext shares was $29.42 and the average closing price per share of Deutsche Börse was €52.00. Perella Weinberg further noted that in the three-year period ending on the reference date, the closing market price per share for NYSE Euronext shares was down by 52% and the closing market price per share for Deutsche Börse shares was down by 51%, whereas the CBOE Exchange Index fell by 28%, the S&P 500 fell by 1% and the DAX Exchange fell by 9%. Perella Weinberg also noted that, for this period, the average closing price per share of NYSE Euronext shares was $33.11 and the average closing price per Deutsche Börse share was €59.48.

Equity Research Analyst Price Target Statistics

Perella Weinberg reviewed and analyzed the most recent publicly available research analyst price targets for NYSE Euronext shares prepared and published by 16 selected equity research analysts prior to the reference date. Perella Weinberg noted that the range of recent equity analyst price targets for NYSE Euronext shares prior to the reference date was $30.00 to $46.00 per share, with a median price target of $37.00 per share.

Perella Weinberg also reviewed and analyzed the most recent publicly available research analyst price targets for Deutsche Börse shares prepared and published by eight selected equity research analysts prior to the reference date. Perella Weinberg noted that the range of recent equity analyst price targets for Deutsche Börse shares prior to the reference date was €47.00 to €73.00 per share, with a median price target of €64.50 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for NYSE Euronext shares and Deutsche Börse shares. Further, these estimates are subject to uncertainties, including the future financial performance of NYSE Euronext and Deutsche Börse Group and future financial market conditions, and the public market trading price targets published by equity research analysts typically represent price targets to be achieved over a six-to twelve month period.

Selected Publicly Traded Companies Analysis

Perella Weinberg reviewed and compared certain financial information for NYSE Euronext and Deutsche Börse Group to corresponding financial information, ratios and public market multiples for certain publicly held companies in the exchange operator industry. Although none of the following companies is identical to NYSE

Euronext or to Deutsche Börse, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to NYSE Euronext and Deutsche Börse in one or more respects including being operators of exchanges.

- The Nasdaq OMX Group

- London Stock Exchange plc

- IntercontinentalExchange Inc.

- Chicago Board Options Exchange

- Chicago Mercantile Exchange

- TMX Group Inc.

- Bolsas y Mercados Españoles

For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and consensus forecasts prepared by the Institutional Brokers' Estimate System for forecasted information. For NYSE Euronext and Deutsche Börse, Perella Weinberg made calculations based on company filings and information provided by the respective managements of each company for historical information and third-party research estimates from Institutional Brokers' Estimate System for forecasted information.

With respect to NYSE Euronext, Deutsche Börse and each of the selected companies, Perella Weinberg reviewed enterprise value as of the reference date as a multiple of estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, share price to estimated earnings per share, or EPS, for fiscal year 2010 and fiscal year 2011, long term EPS growth rates and estimated EBITDA margins for fiscal year 2011. The results of these analyses are summarized in the following table:

	2010E EV /EBITDA Multiple	2011E EV /EBITDA Multiple
Range of selected exchange operators	6.9x – 11.5x	7.2x – 10.1x
NYSE Euronext	9.5x	8.0x
Deutsche Börse	10.4x	8.7x

	2010E Share Price / Earnings Multiple	2011E Share Price / Earnings Multiple
Range of selected exchange operators	12.3x – 24.7x	12.2x – 18.9x
NYSE Euronext	16.4x	13.6x
Deutsche Börse	16.8x	12.7x

	Long-Term EPS Growth Rate (%)	2011E EBITDA Margin (%)
Range of selected exchange operators	5 –16*	49 – 71
NYSE Euronext	11	49
Deutsche Börse	11	59

* Excluding Bolsas y Mercados Españoles due to negative long-term EPS growth rate.

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to either NYSE Euronext's or Deutsche Börse Group's business. Accordingly, Perella Weinberg's comparison of selected companies to NYSE Euronext and Deutsche Börse and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies, NYSE Euronext and Deutsche Börse.

Discounted Cash Flow Analysis

Perella Weinberg conducted discounted cash flow analyses for NYSE Euronext and Deutsche Börse to determine the implied pro forma ownership percentages of the equity of the combined company for the shareholders of NYSE Euronext and Deutsche Börse. With respect to NYSE Euronext, estimates of unlevered free cash flows used for this analysis utilized the financial forecasts of selected equity analysts' models as well as NYSE Euronext guidance. Perella Weinberg calculated the net present value as of March 31, 2011 of the estimated unlevered free cash flows that each entity could generate between fiscal years 2011 and 2015. Perella Weinberg also calculated a range of terminal values assuming terminal year multiples of LTM EBITDA ranging from 8.0x to 9.0x and discount rates ranging from 8.0% to 12.0% based on estimates of the weighted average cost of capital of NYSE Euronext. The discounted cash flow analysis did not consider estimated cost savings resulting from the combination. With respect to Deutsche Börse, estimates of unlevered free cash flows used for this analysis utilized financial forecasts prepared by Deutsche Börse based upon equity analyst models. Perella Weinberg also calculated a range of terminal values assuming terminal year multiples of LTM EBITDA ranging from 8.0x to 9.0x and discount rates ranging from 8.0% to 12.0% based on estimates of the weighted average cost of capital of Deutsche Börse.

Perella Weinberg analyzed the implied contribution at each of the low, mid and top of the range equity valuations implied by the discounted cash flow analyses for NYSE Euronext and Deutsche Börse. Under this analysis, NYSE Euronext's implied shareholder ownership in the combined company ranged from 39.5% to 39.8%. Deutsche Börse's implied shareholder ownership in the combined company ranged from 60.2% to 60.5%.

Selected Transactions Analysis

Perella Weinberg analyzed implied stock price premia from 17 selected precedent merger-of-equal transactions since 2000 with deal values greater than $5 billion, 100% stock consideration and target pro forma ownership between 40% and 45%. The selected transactions analyzed were the following:

| | | | Minority Merger Party | |
Transaction Announcement	Merger Party whose Shareholders Were to Receive a Minority of the Pro Forma Ownership	Merger Party whose Shareholders Were to Receive a Majority of the Pro Forma Ownership	Median 1-day prior premium	Median 1-month prior premium
			(%)	(%)
2/8/11	TMX Group Inc.	London Stock Exchange Group plc	6.0	14.8
5/3/10	Continental Airlines, Inc.	UAL Corporation	1.5	1.8
3/22/09	Petro-Canada Ltd.	Suncor Energy Inc.	33.4	32.7
8/26/06	Sanpaolo IMI SpA	Banca Intesa SpA	(2.0)	17.4
4/2/06	Lucent Technologies Inc.	Alcatel SA	(1.1)	7.4
2/27/06	Gaz de France	Suez	(2.9)	11.4
1/23/04	Union Planters Corporation	Regions Financial Corporation	(2.5)	(10.1)
1/14/04	Bank One Corporation	JP Morgan Chase & Co.	15.1	14.1
9/28/03	John Hancock Financial Services, Inc.	Manulife Financial Corporation	4.2	14.7
4/22/02	Lattice Group plc	National Grid Group plc	6.5	7.8
11/18/01	Conoco, Inc.	Phillips Petroleum Company	(0.3)	(8.4)
3/19/01	Billiton Plc	BHP Ltd.	21.7	16.8
10/15/00	Texaco Inc.	Chevron Corporation	17.7	24.3
3/7/00	Network Solutions, Inc.	VeriSign, Inc.	47.5	118.9
2/21/00	Norwich Union plc	CGU plc	(12.5)	(10.9)
1/17/00	SmithKline Beecham plc	Glaxo Wellcome plc	(2.3)	0.7
1/10/00	Time Warner, Inc.	America Online, Inc.	70.8	77.4

For these selected precedent transactions, the median premium based on stock price one-day prior was 4.2%. For the same selected transactions, the median premium based on stock price one-month prior was 14.1%.

Although the selected transactions were used for comparison purposes, none of the selected transactions nor the companies involved in them was either identical or directly comparable to the combination or NYSE Euronext or Deutsche Börse.

Relative Contribution Analysis

Perella Weinberg reviewed the relative contribution of NYSE Euronext and Deutsche Börse to the historical and forecasted net revenue, EBITDA and net income of the combined company for the calendar years ending December 31, 2010 and December 31, 2011. Perella Weinberg also reviewed the relative contribution of NYSE Euronext and Deutsche Börse to the combined market capitalization. The calendar year 2011 forecasted net revenue, EBITDA and net income for NYSE Euronext and Deutsche Börse and the forecasted 2010 net revenue, EBITDA and net income of Deutsche Börse were based on third party equity analyst estimates based on U.S. GAAP in the case of NYSE Euronext and IFRS in the case of Deutsche Börse. Perella Weinberg used the February 8, 2011 U.S.-dollar-to-euro conversion rate of 1.367 in calculating the relative contribution analysis and adjusted Deutsche Börse's estimated earnings to exclude certain one-time items. The relative contribution analysis did not give effect to the impact of any synergies as a result of the proposed combination.

The adjusted relative contribution percentages resulting from net revenue, EBITDA, net income and market capitalization were used to determine the implied pro forma ownership percentages of the equity of the combined company for the shareholders of NYSE Euronext and Deutsche Börse. The relative contribution levels for net revenue and EBITDA were adjusted to reflect the market capitalization based contribution of NYSE Euronext and Deutsche Börse, respectively. The results of these analyses are summarized in the following table:

| | Implied Shareholder Ownership | |
| | (%) | |
	NYSE Euronext	Deutsche Börse
Net Revenue		
2010*	44	56
2011E	44	56
EBITDA		
2010*	39	61
2011E	41	59
Net Income		
2010*	36	64
2011E	39	61
Market Capitalization	38	62

* NYSE Euronext net revenue, EBITDA and net income for 2010 is actual, and Deutsche Börse net revenue, EBITDA and net income for 2010 is estimated.

Value Creation Analysis

Perella Weinberg analyzed the pro forma impact of the combination on the individual market capitalization of NYSE Euronext based on an illustrative range of price to estimated earnings per share multiples for fiscal year 2011 of 12.0x — 14.0x and assuming run rate synergies of approximately $400 million per annum (taxed at a 26% tax rate) and excluding implementation costs. The illustrative range of price to estimated earnings per share multiples for fiscal year 2011 was based, in part, on the weighted average of the Institutional Brokers' Estimate System median estimates, which was 13.0x. In this analysis, Perella Weinberg calculated the implied market capitalization of the combined companies, taking into account the anticipated synergies. The following table illustrates the pro forma increase in the market capitalization of NYSE Euronext, based on its ownership percentage of Holdco and compared to their current individual market capitalization at three illustrative P/E multiples:

	% Increase vs. Current Market Capitalization		
Illustrative 2011E P/E	12.0x	13.0x	14.0x
NYSE Euronext	12%	22%	31%

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Perella Weinberg's opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to NYSE Euronext, Deutsche Börse or the combination.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the NYSE Euronext board of directors as to the fairness, from a financial point of view, as of the date of such opinion, of merger exchange ratio to the holders of NYSE Euronext shares (other than Deutsche Börse or any affiliate of Deutsche Börse) pursuant to the business combination agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg's analyses were based in part upon third party research analyst estimates, which are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Perella Weinberg's analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the business combination agreement or their respective advisors, none of NYSE Euronext, Deutsche Börse, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by third parties.

As described above, the opinion of Perella Weinberg to the NYSE Euronext board of directors was one of many factors taken into consideration by the NYSE Euronext board of directors in making its determination to approve the combination. Perella Weinberg was not asked to, and did not, recommend the specific exchange ratios provided for in the combination (including the merger exchange ratio), which consideration was determined through negotiations between NYSE Euronext and Deutsche Börse.

The NYSE Euronext board of directors selected Perella Weinberg based on Perella Weinberg's qualifications, expertise and reputation and its knowledge of the industries in which NYSE Euronext conducts its business. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

Pursuant to the terms of the engagement letter between Perella Weinberg and NYSE Euronext, NYSE Euronext agreed to pay to Perella Weinberg $5 million upon the public announcement of the execution of a binding agreement for the combination plus an additional $22.5 million upon the completion of the combination. In addition, NYSE Euronext agreed to reimburse Perella Weinberg for its reasonable expenses, including attorneys' fees and disbursements and to indemnify Perella Weinberg and related persons against various liabilities, including certain liabilities under the federal securities laws.

In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of NYSE Euronext or Deutsche Börse or any of their respective affiliates. During the two year period prior to the date of Perella Weinberg's opinion, no material relationship existed between Perella Weinberg and its affiliates and NYSE Euronext or Deutsche Börse or any of their respective affiliates pursuant to which compensation was received by Perella Weinberg or its affiliates; however, Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to NYSE Euronext, Deutsche Börse or Holdco and their respective affiliates for which Perella Weinberg and its affiliates would expect to receive compensation.

Opinions of the Financial Advisors to Deutsche Börse

Opinion of Deutsche Bank, Financial Advisor to Deutsche Börse

Deutsche Börse has retained Deutsche Bank AG, DBSI and their affiliates (which are collectively referred to in this document as "Deutsche Bank") as its financial advisor to advise the Deutsche Börse management and supervisory boards in connection with the business combination agreement.

On February 15, 2011, at a meeting of the Deutsche Börse supervisory board held to evaluate the proposed business combination agreement, at which all members of the management board were present, DBSI delivered to the Deutsche Börse management board and supervisory board its oral opinion, which opinion was confirmed by delivery of a written opinion dated February 15, 2011, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations described in the opinion, the exchange ratio of one Holdco share for each Deutsche Börse share tendered by Deutsche Börse shareholders pursuant to the exchange offer contemplated by the business combination agreement was fair, from a financial point of view, to the holders of Deutsche Börse shares.

The DBSI opinion, the full text of which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included in this document as Annex F. The summary of the DBSI opinion described below is qualified in its entirety by reference to the full text of the opinion.

Opinion of DBSI

Pursuant to an engagement letter dated November 3, 2005, as amended February 10, 2011 and as amended and restated February 11, 2011, Deutsche Bank acted as Deutsche Börse's financial advisor in connection with the business combination agreement. At the meeting on February 15, 2011 of the Deutsche Börse supervisory board, at which all members of the management board were present, DBSI rendered its oral opinion, and subsequently confirmed in writing, that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations described in the opinion, the Deutsche Börse exchange ratio pursuant to the business combination agreement was fair, from a financial point of view, to the holders of Deutsche Börse shares.

The full text of the written opinion of DBSI, dated February 15, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by DBSI in rendering its opinion, is included as Annex F to this document. Holders of Deutsche Börse shares are encouraged to read the opinion carefully in its entirety. The DBSI opinion does not express an opinion

or recommendation as to whether any holder of Deutsche Börse shares should tender any Deutsche Börse shares in connection with the exchange offer. The DBSI opinion also does not address the fairness of the combination, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Deutsche Börse or NYSE Euronext (other than the fairness, from a financial point of view, of the Deutsche Börse exchange ratio to the holders of Deutsche Börse shares), nor does it address the fairness of the contemplated benefits of the combination. DBSI's opinion and its financial analyses set forth in this document were prepared for use by the Deutsche Börse management board and the Deutsche Börse supervisory board. They were not prepared for the use of any holders of NYSE Euronext shares and do not constitute a recommendation as to how any holder of NYSE Euronext shares should vote with respect to the merger, the other aspects of the combination or any other matter. The summary of the DBSI opinion set forth in this exchange offer is qualified in its entirety by reference to the full text of the opinion included as Annex F. DBSI's business address is 60 Wall Street, New York, NY 10005, United States of America. DBSI has given its consent to the use of its opinion letter dated February 15, 2011 to the supervisory board and management board of Deutsche Börse, in the form and content as included in this document.

In connection with its role as Deutsche Börse's financial advisor, and in arriving at its opinion, DBSI, among other things:

- reviewed certain publicly available financial and other information concerning Deutsche Börse Group and NYSE Euronext;

- reviewed projections based on certain publicly available research analysts' financial forecasts endorsed by the respective managements of Deutsche Börse and NYSE Euronext and extrapolations calculated by Deutsche Börse's and NYSE Euronext's financial advisors from such forecasts as directed and endorsed by the respective managements of Deutsche Börse and NYSE Euronext (which are referred to in this summary of DBSI's opinion as "broker projections");

- reviewed certain internal analyses and other information relating to Deutsche Börse Group and NYSE Euronext prepared by management of Deutsche Börse and NYSE Euronext, respectively;

- held discussions with certain senior officers and other representatives and advisors of Deutsche Börse and NYSE Euronext regarding the businesses and prospects of Deutsche Börse Group and NYSE Euronext, respectively, and of Holdco, Deutsche Börse Group and NYSE Euronext after giving effect to the combination, including certain cost savings, revenue effects, operating synergies, financial synergies and other strategic benefits jointly projected by the managements of Deutsche Börse and NYSE Euronext to result from the combination;

- reviewed the reported prices and trading activity for the Deutsche Börse shares and the NYSE Euronext shares;

- to the extent publicly available, compared certain financial and stock market information for Deutsche Börse and NYSE Euronext with similar information for certain other companies DBSI considered relevant whose securities are publicly traded;

- to the extent publicly available, reviewed the terms and governance arrangements of certain recent business combinations which DBSI deemed relevant;

- reviewed a draft dated February 13, 2011 of the business combination agreement; and

- performed such other studies and analyses and considered such other factors as DBSI deemed appropriate.

In preparing its opinion, DBSI did not review any financial forecasts or projections prepared by management of Deutsche Börse or NYSE Euronext and, with Deutsche Börse's permission, relied on the broker projections.

DBSI did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Holdco, Deutsche Börse Group or NYSE Euronext, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, DBSI, with Deutsche Börse's permission, assumed and relied upon the accuracy and completeness of all such information. DBSI did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of Holdco, Deutsche Börse Group, NYSE Euronext or any of their respective subsidiaries, nor did DBSI evaluate the solvency or fair value of Holdco, Deutsche Börse or NYSE Euronext under any applicable law relating to bankruptcy, insolvency or similar matters. With respect to the broker projections, and the analyses and forecasts of the amount and timing of the synergies as well as potential incremental expenses arising out of the combination, and the pro forma combined Holdco financial and operating information, in each case made available to DBSI or used in its analyses, DBSI assumed with Deutsche Börse's permission that they had been reasonably prepared and reflect the best currently available estimates and judgments of the management of Deutsche Börse and NYSE Euronext as to the matters covered thereby and with respect to the broker projections and other information relating to NYSE Euronext, DBSI relied on such broker projections and other information at the direction of Deutsche Börse. In rendering its opinion, DBSI expressed no view as to the reasonableness of such forecasts and projections, including, without limitation, the synergies, or the assumptions on which they were based.

For purposes of rendering its opinion, DBSI assumed with Deutsche Börse's permission that, in all respects material to its analysis, the representations and warranties of Holdco, Deutsche Börse and NYSE Euronext contained in the business combination agreement were true and correct. Additionally, DBSI assumed, with Deutsche Börse's permission that, in all respects material to its analysis, the combination will be consummated in accordance with the terms of the business combination agreement, without any material waiver, modification or amendment of any term, condition or agreement and that Holdco, Deutsche Börse, NYSE Euronext and Pomme Merger Corporation will each perform all of the covenants and agreements to be performed by it under the business combination agreement and that the announcement and consummation of the combination will not result in the loss by either Deutsche Börse or NYSE Euronext of any of their material relationships with their respective clients, customers or suppliers. In addition, DBSI assumed that all of the Deutsche Börse shares will be acquired by Holdco pursuant to the exchange offer or otherwise on a timely basis at the Deutsche Börse exchange ratio without any adverse costs or other adverse impact on Holdco or the Holdco shares, including any adverse impact on the timing or amount of the synergies to be realized by Holdco, Deutsche Börse or NYSE Euronext as a result of the combination. DBSI also assumed that all material governmental, regulatory or other approvals and consents required in connection with the completion of the combination will be obtained and that in connection with obtaining any necessary governmental, regulatory, contractual or other approvals and consents, no material restrictions will be imposed. In addition, Deutsche Börse informed DBSI, and accordingly for purposes of rendering its opinion, DBSI assumed, that the combination will be tax free to Holdco, Deutsche Börse, NYSE Euronext, the holders of Deutsche Börse shares and the holders of NYSE Euronext shares. DBSI is not a legal, regulatory, tax or accounting expert and relied on the assessments made by Deutsche Börse and its advisors with respect to such issues. Representatives of Deutsche Börse informed DBSI, and DBSI further assumed, that the final terms of the business combination agreement would not differ materially from the terms set forth in the draft business combination agreement dated February 13, 2011 which was reviewed by DBSI.

The DBSI opinion was approved and authorized for issuance by a fairness opinion review committee, was addressed to, and for the use and benefit of, the Deutsche Börse management and supervisory boards and is not a recommendation to the holders of the Deutsche Börse shares to tender any Deutsche Börse shares in connection with the exchange offer. The opinion was limited to the fairness, from a financial point of view, of the Deutsche Börse exchange ratio to the holders of the Deutsche Börse shares, was subject to the assumptions, limitations, qualifications and other conditions contained therein and was necessarily based on the economic, market and other conditions, and information made available to DBSI, as of the date of DBSI's written opinion. Deutsche Börse did not ask DBSI to, and its opinion did not, address the fairness of the combination, or any consideration

received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Deutsche Börse or NYSE Euronext (other than the fairness, from a financial point of view, of the Deutsche Börse exchange ratio to the holders of Deutsche Börse shares), nor did it address the fairness of the contemplated benefits of the combination. DBSI disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which DBSI became aware after the date of DBSI's written opinion. DBSI expressed no opinion as to the merits of the underlying decision by Deutsche Börse to engage in the combination. DBSI did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the combination, or any class of such persons, relative to the Deutsche Börse exchange ratio. DBSI's opinion did not in any manner address the prices at which Holdco shares or other Holdco securities or the Deutsche Börse shares or other Deutsche Börse securities will trade following the announcement or completion of the combination.

During the two years preceding the date of DBSI's written opinion, Deutsche Bank, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Deutsche Börse and NYSE Euronext and their respective affiliates for which it received compensation, including (1) Deutsche Bank served as the financial advisor to Deutsche Börse in connection with its agreement with SIX Group to increase its holding in STOXX Ltd to a controlling stake, (2) Deutsche Bank served as a lead arranger and bookrunner in connection with the extension of the $1.0 billion credit facility of Deutsche Börse and Clearstream Banking S.A., an affiliate of Deutsche Börse, and (3) Deutsche Bank served as a participant in connection with the $3.0 billion credit facility of Clearstream Banking S.A. Deutsche Bank may also provide investment and commercial banking services to Holdco, Deutsche Börse and NYSE Euronext in the future, for which Deutsche Bank would expect to receive compensation. In the ordinary course of business, members of Deutsche Bank may actively trade in the securities and other instruments and obligations of Holdco, Deutsche Börse and NYSE Euronext for their own accounts and for the accounts of their customers. Accordingly, Deutsche Bank may at any time hold a long or short position in such securities, instruments and obligations.

The Deutsche Börse management and supervisory boards engaged Deutsche Bank as a financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the combination. Pursuant to its engagement letter with Deutsche Börse, Deutsche Bank will be paid a fee for its services as financial advisor to Deutsche Börse in connection with the combination in the amount of approximately €14 million contingent upon completion of the combination. In the event that the combination is not completed, Deutsche Bank will be paid a retainer of €200,000 per month for services rendered since January 2011 for a maximum of 12 months. Deutsche Börse also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank and its affiliates against certain liabilities, in connection with its engagement.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses contained in the presentation that was made by DBSI at the meeting of the Deutsche Börse supervisory board on February 15, 2011, at which all members of the management board were present, and that were used by DBSI in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by DBSI, nor does the order of analyses described represent relative importance or weight given to those analyses by DBSI. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of DBSI's financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 8, 2011 (the last trading day prior to the day on which Deutsche Börse and NYSE Euronext publicly confirmed that they were engaged in advanced discussions regarding a potential business combination (which date is referred to in this summary of DBSI's material financial analyses as the "reference date")), and is not necessarily indicative of current market conditions.

Analysis of Premia.

Based on an exchange ratio of 0.4700 Holdco shares to be issued in exchange for one NYSE Euronext share (which is referred to in this document as the "NYSE Euronext exchange ratio"), Deutsche Bank calculated the premium to be paid in the combination compared to (1) the ratios implied by dividing the closing price per share of NYSE Euronext by the closing price per share of Deutsche Börse (converted from euros to U.S. dollars at the prevailing exchange rate on each respective date) on each of February 11, 2011 (the last trading day before the analysis was finalized in the form presented to the Deutsche Börse management and supervisory boards) and the reference date, (2) the ratios obtained by averaging the ratios implied by dividing the closing price per share of NYSE Euronext by the closing price per share of Deutsche Börse (converted from euros to U.S. dollars at the prevailing exchange rate on each respective date) for each trading day during the one-month period and three-month periods ending as of the reference date and (3) the highest of the ratios obtained by dividing the closing price per share of NYSE Euronext by the closing price per share of Deutsche Börse (converted from euros to U.S. dollars at the prevailing exchange rate on each respective date) for each trading day during the 52 weeks prior to the reference date.

This analysis indicated the following:

Date / Period	Premium (Discount) Implied by NYSE Euronext Exchange Ratio (%)
February 11, 2011	2
Reference date	11
1-month average prior to the reference date	10
3-month average prior to the reference date	8
52-week high prior to the reference date	(1)

Historical Share Price Analysis. DBSI reviewed and analyzed the recent share price performance of NYSE Euronext's shares (denominated in both U.S. dollars and euros converted at the daily euro-to-U.S. dollar exchange rates over the periods analyzed (which is referred to in this summary of the DBSI opinion as "rolling FX")), as well as the recent share price performance of Deutsche Börse's shares. The following table sets forth the historical share price performance of Deutsche Börse and NYSE Euronext:

	Deutsche Börse	NYSE Euronext	NYSE Euronext
Reference date:	€57.45	$33.41	€24.42
1-month	8%	8%	2%
3-month	14%	10%	12%
6-month	6%	8%	5%
1-year	25%	48%	49%
2-year	40%	54%	47%
3-year	(50%)	(52%)	(49%)
February 11, 2011:	**€61.62**	**$38.31**	**€28.27**
Performance from the reference date to February 11, 2011:	7%	15%	16%

DBSI then reviewed and analyzed the average multiples of the price per share to next twelve months' estimated earnings per share (which is referred to in this summary of the DBSI opinion as "NTM P/E") over historical time periods. DBSI's analysis revealed the following:

	Average NTM P/E	
Period ending on the Reference Date	Deutsche Börse	NYSE Euronext
1-month	13.3x	14.4x
3-month	12.4x	13.4x
6-month	12.3x	13.2x
1-year	12.8x	12.8x
2-year	12.7x	12.5x
3-year	12.8x	13.0x

DBSI also calculated and reviewed the historical exchange ratios implied by dividing the daily closing prices of NYSE Euronext shares by the corresponding prices of Deutsche Börse shares over certain periods prior to the reference date, using both a fixed euro to U.S. dollar exchange rate of 0.73, as of the reference date, and rolling FX. The results of this analysis are as follows:

Date / Period Ending on the Reference Date	Fixed Euro/U.S. Dollar of 0.73	Rolling FX
Reference date	**0.4251**	**0.4251**
1-month	0.4223	0.4280
3-month	0.4265	0.4363
6-month	0.4271	0.4373
1-year	0.4139	0.4297
2-year	0.3828	0.3851
3-year	0.4004	0.3920

Trading Range Analysis. DBSI reviewed the 52-week range of Deutsche Börse's shares and NYSE Euronext's shares measured as of the reference date. DBSI found that the price per share of Deutsche Börse's shares over that period ranged from €46 to €59. DBSI found that the price per share of NYSE Euronext's shares over that period ranged from $24 and $34 (or €17 and €25, based on a euro to U.S. dollar exchange rate of 0.73 as of the reference date). Based on the foregoing and the Deutsche Börse exchange ratio, DBSI calculated an implied exchange ratio range of 0.2953 to 0.5431 shares of Holdco to be issued in exchange for one NYSE Euronext share. DBSI noted that the NYSE Euronext exchange ratio of 0.4700 fell within that range.

Selected Publicly Traded Companies Analysis. DBSI reviewed and compared the price per share divided by estimated EPS for calendar year 2011 (which is referred to in this summary of the DBSI opinion as "2011E P/E") and the total enterprise value divided by estimated earnings before interest, taxes, depreciation and amortization expenses (which is referred to in this summary of the DBSI opinion as "EBITDA") for calendar year 2011 (which is referred to in this summary of the DBSI opinion as "2011E TEV/EBITDA") multiples for Deutsche Börse and NYSE Euronext as of the reference date to the corresponding multiples for the following publicly traded companies that operate cash, derivatives or emerging markets exchanges:

- Cash Exchanges
  - TMX Group Inc.
  - London Stock Exchange Group plc
  - The Nasdaq Stock Market, Inc.
- Derivatives Exchanges
  - Intercontinental Exchange, Inc.

- CME Group Inc.

- Chicago Board Options Exchange, Inc.

- Emerging Markets Exchanges

  - Hong Kong Exchanges and Clearing Ltd.

  - Bursa Malaysia Berhad

  - Singapore Exchange Ltd.

  - Bolsa de Valores, Mercadorias & Futuros de São Paulo (BM&F)

Although none of the selected companies is directly comparable to Deutsche Börse or NYSE Euronext, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Deutsche Börse Group and NYSE Euronext.

DBSI found that the selected companies operating cash exchanges, derivative exchanges and emerging markets exchanges had median implied 2011E P/E multiples of 12.4x, 18.1x and 26.0x, and median implied 2011E TEV/EBITDA multiples of 8.6x, 9.5x and 15.9x, respectively.

DBSI also reviewed and analyzed 2011E P/E and 2011E TEV/EBITDA for Deutsche Börse and NYSE Euronext based on 2011 EPS and EBITDA derived from the broker projections. DBSI found that the 2011E P/E for Deutsche Börse was 13.4x and the 2011E P/E for NYSE Euronext was 13.0x as of the reference date. Furthermore, DBSI found that the 2011E TEV/EBITDA for Deutsche Börse was 8.9x and the 2011E TEV/EBITDA for NYSE Euronext was 8.3x as of the reference date.

From this analysis DBSI selected a 2011E P/E valuation multiple range for Deutsche Börse of 12.0x — 14.0x and a 2011E P/E range for NYSE Euronext of 12.0x — 14.0x which implied a value per Deutsche Börse share range of €51 — €60 and a value per NYSE Euronext share range of $31 — $36 (or €23 — €26, based on a euro to U.S. dollar conversion rate of 0.73 as of the reference date). DBSI calculated an implied exchange ratio range of 0.3775 to 0.5138. DBSI noted that the NYSE Euronext exchange ratio falls within that range.

In addition, DBSI selected a 2011E TEV/EBITDA valuation multiple range for Deutsche Börse of 8.0x — 10.0x and a 2011E TEV/EBITDA range for NYSE Euronext of 8.0x — 10.0x which implied a value per Deutsche Börse share range of €51 — €65 and a value per NYSE Euronext share range of $32 — $42 (or €23 — €30, based on a euro to U.S. dollar exchange rate of 0.73 as of the reference date). From those price per share ranges and using the Deutsche Börse exchange ratio, DBSI calculated an implied exchange ratio range of 0.3568 to 0.5993 for each NYSE Euronext share. DBSI noted that the NYSE Euronext exchange ratio falls within that range.

Discounted Cash Flow Analysis. DBSI performed a discounted cash flow analysis to determine a range of implied present values per Deutsche Börse share based on projected unlevered free cash flows for Deutsche Börse on a stand-alone basis for the years ending December 31, 2011 through 2015, using the broker projections, including a financial estimate for the period from 2011 to 2015, which was derived from various equity analyst estimates, and input from the Deutsche Börse management and was prepared on behalf of Deutsche Börse and provided by or on behalf of Deutsche Börse to DBSI. The analysis was based on a range of discount rates from 9.5% to 10.5 % and a range of terminal year perpetuity growth rates from 2% to 3%. DBSI selected the discount rates used in this analysis (and those used in the analysis under "—Synergies Analysis and Pro Forma Value Accretion/Dilution Analysis" described below) on the basis of its professional judgment of the reasonable estimated weighted average cost of capital of Deutsche Börse and NYSE Euronext's businesses derived based on certain financial metrics, including betas, for Deutsche Börse, NYSE Euronext and selected companies (which companies are set forth under "—Selected Publicly Traded Companies Analysis"). This analysis resulted in a range of implied present values of approximately €63 to €81 per Deutsche Börse share.

DBSI also performed a discounted cash flow analysis to determine a range of implied present values per NYSE Euronext share based on projected unlevered free cash flows for NYSE Euronext on a stand-alone basis for the years ending December 31, 2011 through 2015, using the broker projections, including a financial estimate for the period of 2011 to 2012, which was derived from a specific equity analyst estimate and was prepared on behalf of NYSE Euronext, plus a three-year extension of such estimate for the period from 2013 to 2015 extrapolated on behalf of NYSE Euronext, which five-year extended estimate was reviewed and endorsed by the managements of NYSE Euronext and Deutsche Börse and provided to DBSI by or on behalf of Deutsche Börse. The analysis was based on a range of discount rates from 10% to 11% and a range of terminal year perpetuity growth rates from 2.5% to 3.5%. This analysis resulted in a range of implied present values of approximately $34 to $45 per NYSE Euronext share (or €25 to €33 based on a euro to U.S. dollar conversion rate of 0.73 as of the reference date).

Based on the discounted cash flow analysis described above and the Deutsche Börse exchange ratio, DBSI calculated the range of implied exchange ratios of 0.3088 Holdco shares per NYSE Euronext shares to 0.5242 Holdco shares per NYSE Euronext share. DBSI noted that the NYSE Euronext exchange ratio falls within that range.

Contribution Analysis. DBSI analyzed and compared Deutsche Börse and NYSE Euronext shareholders' respective expected percentage ownership of the combined company to Deutsche Börse's and NYSE Euronext's respective contributions to the combined company based upon EBITDA and net income for each company on a stand-alone basis for the years from 2009 through 2012 derived from publicly available information and the broker projections, as well as the book value of equity as of December 31, 2010, market capitalization and enterprise value of each company as of the reference date. This analysis indicated that the contribution of NYSE Euronext to the combined company using each of the metrics referred to above ranged from 35% to 40%, except for book value of equity which was 63%. DBSI noted that the implied equity ownership of NYSE Euronext shareholders in the combined company based on the exchange ratio of 0.47 Holdco shares to be issued in the combination for each NYSE Euronext share represented 40%.

DBSI noted that a contribution analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Synergies Analysis. DBSI performed a discounted cash flow analysis to determine a range of present values of the synergies, including implementation and restructuring costs. The synergies were jointly provided by Deutsche Börse management and NYSE Euronext management. The analysis was based on a range of discount rates from 9.75% to 10.75% and perpetuity growth rates from 1.5% to 2.5%. This analysis resulted in a range of present values of the potential net synergies to be realized from the combination of approximately €2.3 billion to €3.0 billion. DBSI noted that, at the Deutsche Börse exchange ratio and NYSE Euronext exchange ratio, the value of these synergies will be shared between the holders of Deutsche Börse shares and NYSE Euronext shares in the ratio of 60:40.

DBSI noted that a synergies analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Pro Forma Earnings Accretion/Dilution. DBSI analyzed the potential pro forma impact of the combination on Deutsche Börse's estimated EPS for fiscal years 2012 through 2015 both on an IFRS basis, referred to below as "IFRS EPS", and on an IFRS basis adjusted for the after-tax effect of estimated acquired intangibles amortization, referred to below as "Cash EPS", in each case assuming one of the following scenarios: (1) including phased-in synergies and implementation and restructuring costs, which were jointly provided by Deutsche Börse management and NYSE Euronext management, (2) including phased-in synergies and excluding implementation and restructuring costs and (3) including full run-rate synergies and excluding implementation and restructuring costs. In this analysis, earnings estimates for Deutsche Börse and NYSE Euronext were based on broker projections. The synergies estimates were jointly provided by Deutsche Börse management and NYSE

Euronext management. This analysis, using the assumptions set forth in clause (1) above, indicated that the combination would be accretive to holders of Deutsche Börse shares beginning in fiscal year 2014 on both an IFRS EPS and on a Cash EPS basis. Under the scenarios set forth in clauses (2) and (3) above, this analysis indicated that the combination would be accretive to holders of Deutsche Börse shares in fiscal years 2012, 2013, 2014 and 2015 on both an IFRS EPS and on a Cash EPS basis.

DBSI noted that a pro forma analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Pro Forma Value Accretion/Dilution Analysis. DBSI analyzed certain pro forma effects on the equity value per Deutsche Börse share expected to result from the combination, including (1) the expected synergies that may be achieved by the combined company and (2) the expected cost of achieving such synergies. The analysis was based on both the Deutsche Börse exchange ratio and the NYSE Euronext exchange ratio, on broker projections and on estimates jointly provided by Deutsche Börse management and NYSE Euronext management for synergies.

DBSI performed the value accretion/dilution analysis utilizing both a discounted cash flow analysis and a trading multiples-based valuation in order to illustrate value accretion or dilution to Deutsche Börse shareholders based on Deutsche Börse's share of the pro forma value of the combined company as compared to the standalone value of Deutsche Börse.

- *Discounted cash flow-based intrinsic value analysis*. Based on mid-point assumptions of a 2.5% perpetuity growth rate and a 10% discount rate for Deutsche Börse, a 3.0% perpetuity growth rate and a 10.5% discount rate for NYSE Euronext and a 2.0% perpetuity growth rate and 10.25% discount rate for synergies, DBSI used a discounted cash flows analysis to calculate a pro forma equity value of the combined company of €23.4 billion implying total value accretion of €0.8 billion (which equals an accretion of €4 or 6% per Deutsche Börse share) in the combination relative to Deutsche Börse's discounted cash flow value in the absence of the combination.

- *Trading multiples based value analysis*. Based on estimated 2015 run-rate synergies provided by management valued at a blended 2011E P/E multiple of 13.3x and discounted at a 10.25% discount rate, DBSI calculated a pro forma equity value of €19.5 billion and total value accretion of €1.0 billion (which equals an accretion of €5 or 9% per Deutsche Börse share) in the combination relative to Deutsche Börse's standalone equity value.

DBSI noted that a pro forma analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying DBSI's opinion. In arriving at its fairness determination, DBSI considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, DBSI made its determination as to fairness on the basis of experience and professional judgment after considering the results of all of its analyses. No other company or combination used in the above analyses as a comparison is directly comparable to Deutsche Börse or NYSE Euronext.

DBSI prepared these analyses for purposes of providing its opinion to the Deutsche Börse management and supervisory boards as to the fairness to holders of Deutsche Börse shares from a financial point of view of the Deutsche Börse exchange ratio. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results, including the broker projections and estimates of the synergies, are not necessarily indicative of actual future

results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Deutsche Börse, NYSE Euronext, DBSI or any other person assumes responsibility if future results are materially different from those forecast.

The Deutsche Börse exchange ratio and NYSE Euronext exchange ratio were determined through arm's-length negotiations between Deutsche Börse and NYSE Euronext and were approved by the Deutsche Börse management and supervisory boards. Deutsche Bank provided advice to Deutsche Börse during these negotiations. Deutsche Bank did not, however, recommend any specific exchange ratio to Deutsche Börse or its management and supervisory boards or that any specific exchange ratio constituted the only appropriate exchange ratio for the exchange offer.

As described above, the opinion of DBSI to the Deutsche Börse management and supervisory boards was one of a number of factors taken into consideration by the Deutsche Börse management and supervisory boards in making their determination to approve the business combination agreement and the transactions contemplated thereby. The foregoing summary does not purport to be a complete description of the analyses performed by DBSI in connection with its fairness opinions and is qualified in its entirety by reference to the written opinion of DBSI included as Annex F.

Opinion of J.P. Morgan Securities LLC, Financial Advisor to Deutsche Börse

Deutsche Börse retained J.P. Morgan as its financial advisor for the purpose of advising Deutsche Börse in connection with the combination and to discuss whether the exchange ratio in the exchange offer was fair, from a financial point of view, to the holders of Deutsche Börse shares (other than Deutsche Börse). At the meeting of the supervisory board of Deutsche Börse on February 15, 2011, at which all members of the management board were present, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing on the same day, to the management board and the supervisory board of Deutsche Börse that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its written opinion, the exchange ratio of one Holdco share for each Deutsche Börse share in the exchange offer, which is referred to herein as the exchange ratio, was fair, from a financial point of view, to the holders of Deutsche Börse shares (other than Deutsche Börse). No limitations were imposed by Deutsche Börse's management board or supervisory board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan, dated February 15, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex G. The summary of J.P. Morgan's opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Holders of Deutsche Börse shares are urged to read J.P. Morgan's opinion carefully and in its entirety. J.P. Morgan's opinion is directed to the management board and the supervisory board of Deutsche Börse, addresses only the fairness, from a financial point of view, of the exchange ratio to the holders of Deutsche Börse shares (other than Deutsche Börse) pursuant to the business combination agreement as of the date of the opinion, and does not address any other aspect of the combination and the other transactions contemplated by the business combination agreement, which are collectively referred to herein as the transaction. The issuance of the J.P. Morgan opinion was approved by a fairness opinion committee of J.P. Morgan. J.P. Morgan provided its advisory services and opinion for the information and assistance of the management board and the supervisory board of Deutsche Börse in connection with their consideration of the proposed combination. The opinion of J.P. Morgan does not constitute a recommendation to any holder of Deutsche Börse shares as to whether such holder should tender its Deutsche Börse shares in the exchange offer or how such holder should vote with respect to the transaction or any other matter if such vote is required. In addition, J.P. Morgan's opinion does not in any manner address the prices at which Deutsche Börse shares, NYSE Euronext shares or Holdco shares will trade following the date of the opinion. The opinion and advice provided by J.P. Morgan is not and should not be considered a value opinion as is customarily

rendered by qualified auditors based on the requirements of German corporate law (*e.g.*, in connection with a mandatory buy-out of Deutsche Börse shares or entering into a domination agreement and/or a profit and loss transfer agreement), nor has J.P. Morgan expressed any opinion as to the compensation which may be payable to holders of Deutsche Börse shares in connection with such a mandatory buy-out of their Deutsche Börse shares or in connection with entering into a domination agreement and/or a profit and loss transfer agreement. J.P. Morgan's opinion and its financial analyses set forth in this document were prepared for use by the Deutsche Börse management board and the Deutsche Börse supervisory board. They were not prepared for the use of any holders of NYSE Euronext shares and do not constitute a recommendation as to how any holder of NYSE Euronext shares should vote with respect to the merger, the other aspects of the transaction or any other matter. J.P. Morgan's business address is 383 Madison Avenue, New York, NY 10179, United States of America. J.P. Morgan has given its consent to the use of its opinion letter dated February 15, 2011 to the management board and supervisory board of Deutsche Börse, in the form and content as included in this document.

In arriving at its opinion, J.P. Morgan, among other things:

- reviewed a draft dated February 14, 2011, of the business combination agreement;

- reviewed certain publicly available business and financial information concerning Deutsche Börse Group and NYSE Euronext and the industries in which they operate;

- compared the financial and operating performance of Deutsche Börse Group and NYSE Euronext with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Deutsche Börse shares and the NYSE Euronext shares and certain publicly traded securities of such other companies;

- at the direction of the management of Deutsche Börse, reviewed certain financial analyses and forecasts relating to Deutsche Börse Group's and NYSE Euronext's respective businesses provided to J.P. Morgan by or on behalf of the management of Deutsche Börse, which were prepared at the direction of the managements of Deutsche Börse and NYSE Euronext and which were derived from certain publicly available research analyst estimates and guidance, and extrapolated therefrom by Deutsche Börse's and NYSE Euronext's financial advisors, as directed and endorsed by such managements;

- at the direction of the management of Deutsche Börse, reviewed the estimated amount and timing of the cost savings and the related expense and revenue and other synergies expected to result from the transaction, which are referred to in this document as the synergies; and

- performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of Deutsche Börse and NYSE Euronext with respect to certain aspects of the transaction, and the past and current business operations of Deutsche Börse Group and NYSE Euronext, the financial condition and future prospects and operations of Deutsche Börse Group and NYSE Euronext, the effects of the transaction on the financial condition and future prospects of Deutsche Börse Group and NYSE Euronext, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Deutsche Börse and NYSE Euronext or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Deutsche Börse or NYSE Euronext under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In connection with its analysis, J.P. Morgan was directed by the management of Deutsche Börse to utilize the financial analyses and

forecasts relating to Deutsche Börse Group's and NYSE Euronext's respective businesses derived and extrapolated from certain publicly available research analyst estimates and guidance as referred to above, and J.P. Morgan did not receive any internal management forecasts from either Deutsche Börse or NYSE Euronext other than with respect to the synergies. Also in connection with its analysis, J.P. Morgan was directed by the management of Deutsche Börse to utilize the synergies provided to J.P. Morgan by the management of Deutsche Börse. In relying on such financial analyses and forecasts, including the synergies, J.P. Morgan was advised by the management of Deutsche Börse and J.P. Morgan has assumed, at the direction of Deutsche Börse, that they reflect the best currently available estimates as to the expected future results of operations and financial condition of Deutsche Börse Group and NYSE Euronext to which such analyses or forecasts relate and are a reasonable basis on which to evaluate the expected future results of operations and financial condition of Deutsche Börse Group and NYSE Euronext to which such forecasts and estimates relate. J.P. Morgan expresses no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based, and J.P. Morgan has assumed, with the approval of Deutsche Börse, that the synergies will be achieved at the times and in the amounts projected in all respects material to J.P. Morgan's analysis.

J.P. Morgan also assumed in all respects material to its analysis that (1) all of Deutsche Börse shares will be acquired by Holdco pursuant to the exchange offer or otherwise on a timely basis at the exchange ratio and that the post-closing reorganization (as such term is defined in the business combination agreement) will be successfully completed on a timely basis without any adverse cost or other adverse impact on Holdco or the holders of Holdco shares, including any adverse impact on the timing or amount of the synergies to be realized by Holdco and/or its subsidiaries as a result of the transaction, (2) the transaction will be consummated as described in the business combination agreement and without any waiver of any of the conditions thereof, and (3) the definitive business combination agreement will not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the transaction will qualify as a tax-free reorganization to Deutsche Börse and the holders of Deutsche Börse shares for United States federal and German tax purposes, in each case, as contemplated by the business combination agreement. J.P. Morgan also assumed that the representations and warranties made by Deutsche Börse, NYSE Euronext, Holdco and Pomme Merger Corporation in the business combination agreement and the related agreements are and will be true and correct in all respects material to J.P. Morgan's analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by Deutsche Börse and its advisors with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on Deutsche Börse Group, NYSE Euronext or Holdco or on the contemplated benefits of the transaction.

J.P. Morgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan's opinion and J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan's opinion is limited to the fairness, from a financial point of view, to the holders of Deutsche Börse shares (other than Deutsche Börse) of the exchange ratio in the exchange offer and J.P. Morgan expresses no opinion as to the fairness of the transaction (including the exchange offer or the merger) for any person or entity, or of any consideration to be received by, the holders of any other class of securities, creditors or other constituencies of Deutsche Börse or the holders of any class of securities, creditors or other constituencies of NYSE Euronext, or as to the underlying decision by Deutsche Börse to engage in the transaction. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the transaction, or any class of such persons relative to the exchange ratio applicable to the holders of Deutsche Börse shares in the exchange offer or with respect to the fairness of any such compensation. J.P. Morgan has expressed no opinion as to the price at which Deutsche Börse shares, the NYSE Euronext shares or the Holdco shares will trade at any future time.

J.P. Morgan's opinion notes that it was not authorized to and did not solicit any expressions of interest from any other parties with respect to any other merger, sale or other business combination involving any part of Deutsche Börse Group.

The terms of the business combination agreement, including the exchange ratio, were determined through arm's length negotiations between Deutsche Börse and NYSE Euronext, and the decision to enter into the business combination agreement was solely that of the management board and supervisory board of Deutsche Börse and the board of directors of NYSE Euronext. J.P. Morgan's opinion and financial analyses were among the many factors considered by Deutsche Börse in its evaluation of the transaction and should not be viewed as determinative of the views of the Deutsche Börse management board, supervisory board or management with respect to the transaction or the exchange ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses undertaken by J.P. Morgan in connection with rendering its opinion and delivered to the management board and supervisory board of Deutsche Börse on February 14, 2011 and February 15, 2011, respectively, at which all members of the management board were present. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan's analyses.

Estimates

In performing its analysis of Deutsche Börse, J.P. Morgan relied upon a financial estimate for the period from 2011 to 2015, which was derived from various equity analyst estimates, and input from the Deutsche Börse management and was prepared on behalf of Deutsche Börse and provided by or on behalf of Deutsche Börse to J.P. Morgan, plus a five-year extension of such estimate for the period from 2016 to 2020 extrapolated as directed by Deutsche Börse by assuming a steady-state environment based on steady-state operating assumptions, which ten-year extended estimate was reviewed and endorsed by the management of Deutsche Börse. Such estimate, as extrapolated, is referred to in this document as the "Deutsche Börse case." In performing its analysis of NYSE Euronext, J.P. Morgan relied upon (1) a financial estimate for the period of 2011 to 2012, which was derived from a specific equity analyst estimate and was prepared on behalf of NYSE Euronext, plus a three-year extension of such estimate for the period from 2013 to 2015 extrapolated on behalf of NYSE Euronext, which five-year extended estimate was reviewed and endorsed by the managements of NYSE Euronext and Deutsche Börse and provided to J.P. Morgan by or on behalf of Deutsche Börse and (2) a further five-year extension of such extended estimate for the period from 2016 to 2020 extrapolated as directed by Deutsche Börse by assuming a steady-state environment based on steady-state operating assumptions, which was reviewed and endorsed by the management of Deutsche Börse. Such estimate, as extrapolated, is referred to in this document as the "NYSE Euronext case".

The estimates furnished to J.P. Morgan for Deutsche Börse and NYSE Euronext or extrapolated therefrom were prepared in connection with the proposed transaction and were derived and extrapolated from certain publicly available research analyst estimates and guidance. J.P. Morgan was advised by Deutsche Börse and J.P. Morgan has assumed at Deutsche Börse's direction that such estimates reflect the best currently available estimates as to the expected future results of operations and financial condition of Deutsche Börse Group and NYSE Euronext to which such analyses or forecasts relate and are a reasonable basis on which to evaluate the expected future results of operations and financial condition of Deutsche Börse Group and NYSE Euronext to which such forecasts and estimates relate. J.P. Morgan did not receive any internal management forecasts from either Deutsche Börse or NYSE Euronext other than with respect to the synergies. Neither Deutsche Börse nor NYSE Euronext publicly discloses management estimates of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the transaction, and the estimates provided to J.P. Morgan or extrapolated therefrom were not prepared with a view toward public disclosure. These estimates were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such estimates.

Selected Publicly Traded Companies

Using publicly available information, J.P. Morgan compared selected financial and operating data of Deutsche Börse Group and NYSE Euronext with publicly available information of selected publicly traded companies engaged in businesses which J.P. Morgan deemed to be analogous to Deutsche Börse and NYSE Euronext. The companies selected by J.P. Morgan are set forth below.

- Derivative Exchanges

    - CBOE Holdings, Inc.

    - CME Group Inc.

    - IntercontinentalExchange, Inc.

- National Exchanges

    - BM&FBovespa S.A.

    - Bolsas y Mercados Españoles SA

    - London Stock Exchange Group plc

    - TMX Group Inc.

- Other Exchanges

    - The Nasdaq OMX Group, Inc.

- Parties to the Transaction

    - Deutsche Börse

    - NYSE Euronext

These companies were selected, among other reasons, because they are exchanges located in relevant geographies with significant operations in one or more of the following categories: derivatives, cash trading and listings, settlement and custody, and market data and technology services. For each such company, J.P. Morgan calculated and compared various financial multiples and ratios based on publicly available financial data, information it obtained from filings with the SEC, FactSet, research analyst reports and I/B/E/S estimates, each as of February 8, 2011 (the last full trading day prior to disclosure that Deutsche Börse and NYSE Euronext were discussing a potential transaction).

J.P. Morgan reviewed, among other information, each of these companies' firm value (calculated as the market value of the particular company's common equity plus total debt, plus non-controlling interest, less cash and cash equivalents) compared to 2011 and 2012 estimated earnings before interest, taxes, depreciation and amortization, or EBITDA. In addition, J.P. Morgan reviewed each of these companies' closing market price as of February 8, 2011, as compared to 2011 and 2012 estimated earnings per share for the particular company.

The median multiples for the firm value to EBITDA ratio and price to earnings per share ratio relating to the trading comparables are set forth below.

Trading comparables multiples

	Median	
Measure	**2011 estimated**	**2012 estimated**
Derivative exchanges		
Firm value to EBITDA ratio	9.5x	8.6x
Price to earnings per share ratio	18.1x	15.6x
National exchanges		
Firm value to EBITDA ratio	8.5x	8.0x
Price to earnings per share ratio	12.9x	11.7x
Other exchanges		
Firm value to EBITDA ratio	8.5x	7.9x
Price to earnings per share ratio	10.5x	9.4x
Deutsche Börse		
Firm value to EBITDA ratio	9.1x	8.2x
Price to earnings per share ratio	13.4x	11.8x
NYSE Euronext		
Firm value to EBITDA ratio	8.3x	7.4x
Price to earnings per share ratio	13.0x	11.3x

Based on its analysis, J.P. Morgan selected a reference range of 8.5x to 9.5x 2011 estimated EBITDA, 7.5x to 8.5x 2012 estimated EBITDA, 13.0x to 15.5x 2011 estimated earnings per share and 11.5x to 14.0x 2012 estimated earnings per share for each of NYSE Euronext and Deutsche Börse. J.P. Morgan applied these reference ranges to NYSE Euronext and Deutsche Börse and calculated the following implied equity values per share for each using estimated EBITDA and estimated earnings per share for calendar years 2011 and 2012, as set forth in the Deutsche Börse case and NYSE Euronext case, respectively:

	Implied equity value per share			
	Firm value to EBITDA ratio		Price to earnings per share ratio	
	2011 estimated	**2012 estimated**	**2011 estimated**	**2012 estimated**
NYSE Euronext (in U.S. dollars)				
High	39.00	39.50	40.00	41.50
Low	34.25	34.00	33.50	34.00
Deutsche Börse (in euros)				
High	61.50	60.75	66.25	68.25
Low	54.25	52.75	55.50	56.00

J.P. Morgan then calculated (1) the ratio of the lowest implied equity value per share for NYSE Euronext converted from U.S. dollars into euros at the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on February 8, 2011 to the highest implied equity value per share for Deutsche Börse, and (2) the ratio of the highest implied equity value per share for NYSE Euronext converted from U.S. dollars into euros at the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on February 8, 2011 to the lowest implied equity value per share for Deutsche Börse to derive an implied exchange ratio range as shown below, as compared to the exchange ratio in the proposed merger of 0.4700x.

	Implied exchange ratio	
	2011 estimated	2012 estimated
Firm value to EBITDA ratio		
Highest NYSE Euronext equity value per share to lowest Deutsche Börse equity value per share	0.525x	0.545x
Lowest NYSE Euronext equity value per share to highest Deutsche Börse equity value per share	0.405x	0.410x
Price to earnings per share ratio		
Highest NYSE Euronext equity value per share to lowest Deutsche Börse equity value per share	0.525x	0.545x
Lowest NYSE Euronext equity value per share to highest Deutsche Börse equity value per share	0.370x	0.365x

Relative Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for both Deutsche Börse shares and NYSE Euronext shares. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by this asset and taking into consideration the time value of money with respect to those future cash flows by calculating their "present value." The "unlevered free cash flows" refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. "Present value" refers to the current value of one or more future cash payments from the asset, which is referred to as that asset's cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. "Terminal value" refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period.

J.P. Morgan calculated the present value of the unlevered free cash flows that Deutsche Börse and NYSE Euronext are expected to generate during calendar years 2011 through 2020. At the direction of the management of Deutsche Börse, J.P. Morgan used the Deutsche Börse case and the NYSE Euronext case. J.P. Morgan also calculated a range of terminal values for Deutsche Börse and NYSE Euronext at the end of the ten-year period ending 2020 by applying a perpetual growth rate ranging from 2.00% to 3.00% to the unlevered free cash flow of Deutsche Börse and NYSE Euronext during the final year of the ten-year period. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 10.0% to 11.0%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of both Deutsche Börse and NYSE Euronext. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for Deutsche Börse and NYSE Euronext's 2010 fiscal year-end net debt and non-controlling interests to obtain implied fully diluted equity values. The discounted cash flow analysis indicated the following ranges of implied equity values per share of Deutsche Börse shares and NYSE Euronext shares on a standalone basis (i.e., without synergies):

	Implied equity value per share	
	Deutsche Börse	NYSE Euronext
	(in euros)	(in U.S. dollars)
High	75.75	46.50
Low	60.50	36.50

J.P. Morgan then calculated (1) the ratio of the lowest implied equity value per share for NYSE Euronext converted from U.S. dollars into euros at the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on February 8, 2011 to the highest implied equity value per share for Deutsche Börse and (2) the ratio of the highest implied equity value per share for NYSE Euronext converted from U.S. dollars into euros at the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on February 8, 2011 and the lowest implied equity value per share for Deutsche Börse, to derive an implied exchange ratio range as shown below, as compared to the exchange ratio in the proposed merger of 0.4700x.

	Implied exchange ratio
Highest NYSE Euronext equity value per share to lowest Deutsche Börse equity value per share	0.560x
Lowest NYSE Euronext equity value per share to highest Deutsche Börse equity value per share	0.350x

Historical Exchange Ratio Analysis

J.P. Morgan reviewed the per share daily closing market price of Deutsche Börse shares in euros and NYSE Euronext shares in U.S. dollars over the previous year, and calculated the implied historical exchange ratios during this period. J.P. Morgan applied the following two different methodologies to convert the daily U.S. dollar closing price per share of NYSE Euronext shares into euros: (1) the then applicable U.S. dollar to euro exchange rate as of the close of the U.S. market on each different trading day of the period and (2) the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on February 8, 2011. For each methodology, J.P. Morgan then divided the euro daily closing prices per share of NYSE Euronext shares by those of Deutsche Börse shares and calculated the average of those implied historical exchange ratios for the current, thirty-day, three-month, six-month and one-year periods ending February 8, 2011. The analysis resulted in the following average implied exchange ratios for the periods indicated (rounded to the nearest ten-thousandths):

	Exchange ratio	
	Daily spot U.S. dollar/euro exchange rate	Spot U.S. dollar/euro exchange rate on 2/8/2011
Current (2/8/2011)	0.4254x	0.4254x
30-day	0.4265x	0.4218x
3-month	0.4362x	0.4257x
6-month	0.4369x	0.4284x
1-year	0.4336x	0.4168x

J.P. Morgan noted that a historical stock trading analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Contribution Analysis

J.P. Morgan analyzed the contribution of each of Deutsche Börse and NYSE Euronext to the pro forma combined company with respect to market capitalization as of February 8, 2011, estimated net revenue, estimated EBITDA and estimated net income, for calendar years 2011 and 2012. These analyses yielded the following pro forma diluted equity value contributions and implied exchange ratios.

	Percentage implied ownership (%)		Implied exchange ratio
	Deutsche Börse shareholders	NYSE Euronext shareholders	
Market capitalization	62	38	0.4254x
Net revenue			
2011 estimated	57	43	0.5335x
2012 estimated	56	44	0.5442x
EBITDA			
2011 estimated	60	40	0.4616x
2012 estimated	60	40	0.4721x
Net income			
2011 estimated	61	39	0.4407x
2012 estimated	61	39	0.4407x

For purposes of the contribution analysis, J.P. Morgan assumed that the contributions with respect to net revenue and EBITDA reflected each company's contribution to the combined company's pro forma firm value. Equity value contributions were derived by adjusting firm value contributions for outstanding net debt and non-controlling interests. J.P. Morgan also assumed that contributions with respect to market capitalization and net income reflected each company's contribution to the combined company's pro forma equity value.

J.P. Morgan noted that a contribution analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

Illustrative Value Creation Analysis

J.P. Morgan conducted an illustrative value creation analysis that compared the publicly traded equity value of Deutsche Börse shares as of February 8, 2011 to the implied equity value per share of Deutsche Börse shares pro forma for the transaction. The pro forma implied equity value per Deutsche Börse share was equal to Deutsche Börse's pro forma ownership (based on a 0.4700x exchange ratio) of: (1) (a) the public market equity value of Deutsche Börse, plus (b) the public market equity value of NYSE Euronext converted from U.S. dollars into euros at the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on February 8, 2011, plus, (c) the value of expected synergies, which was calculated by applying a blended 2012 price to earnings per share multiple to the €300 million annual cost savings run-rate synergies and the €100 million annual revenue run-rate synergies projected by the managements of Deutsche Börse and NYSE Euronext on an after-tax basis, divided by (2) the pro forma diluted number of shares outstanding.

J.P. Morgan also prepared an illustrative value creation analysis that compared the implied equity value per share of Deutsche Börse shares derived from the midpoint of the discounted cash flow analysis on a standalone basis using the Deutsche Börse case to an implied equity value per Deutsche Börse share of Deutsche Börse shares pro forma for the transaction. The pro forma implied equity value per Deutsche Börse share was equal to Deutsche Börse's pro forma ownership (based on a 0.4700x exchange ratio) of: (1) (a) the midpoint of Deutsche Börse's standalone discounted cash flow implied equity value based on the Deutsche Börse case, plus (b) the midpoint of NYSE Euronext's standalone discounted cash flow implied equity value based on the NYSE Euronext case converted from U.S. dollars into euros at the spot U.S. dollar to euro exchange rate as of the close of the U.S. market on February 8, 2011, plus, (c) the present value of the synergies (net of the cost to achieve such synergies) as projected by the managements of Deutsche Börse and NYSE Euronext, discounted using a 10.5% discount rate, divided by (2) the pro forma diluted number of shares outstanding.

These illustrative value creation analyses yielded the following amount of pro forma implied equity value creation for Deutsche Börse.

Assumes 0.4700x exchange ratio	
Methodology	**Deutsche Börse Pro Forma Implied Value Creation (in billions of euros)**
Publicly traded equity value	1.7
Midpoint of DCF implied equity value	1.9

J.P. Morgan noted that an illustrative value creation analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses or focusing on information in tabular format, in each case, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As

a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Deutsche Börse or NYSE Euronext. In arriving at its fairness determination, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Deutsche Börse or NYSE Euronext. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan's analysis, may be considered similar to those of Deutsche Börse. The analyses necessarily involve complex considerations and judgments concerning, with respect to the selected companies, differences in financial and operational characteristics of the companies involved and other factors that could affect the companies.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected on the basis of such experience and its familiarity with Deutsche Börse to advise Deutsche Börse in connection with the exchange offer and to deliver a fairness opinion to the management board and the supervisory board of Deutsche Börse addressing only the fairness from a financial point of view of the exchange ratio to the holders of Deutsche Börse shares (other than Deutsche Börse) pursuant to the business combination agreement as of the date of such opinion.

For services rendered in connection with the transaction (including the delivery of its opinion), Deutsche Börse has agreed to pay J.P. Morgan $10 million, a substantial portion of which will become payable only if the proposed exchange offer and merger are consummated. In addition, Deutsche Börse has agreed to reimburse J.P. Morgan for certain expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Deutsche Börse and NYSE Euronext, for which J.P. Morgan and such affiliates have received customary compensation. J.P. Morgan's commercial banking affiliate is a lender under outstanding credit facilities of Deutsche Börse and an agent bank and a lender under outstanding credit facilities of NYSE Euronext and also provides certain treasury and cash management services to Deutsche Börse and NYSE Euronext, in each case for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and/or its affiliates are members of, and conduct securities trading through, the exchanges of certain of Deutsche Börse's and NYSE Euronext's affiliates, and may also hold equity positions in certain of these exchanges in connection with their respective membership in such exchanges. In the ordinary course of its business, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Deutsche Börse or NYSE Euronext for the account of J.P. Morgan or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

THE BUSINESS COMBINATION AGREEMENT

This section of the document describes the material terms of the business combination agreement, which was executed on February 15, 2011 and amended on May 2, 2011. The following summary must be read in conjunction with the business combination agreement, a copy of which is attached as Annex A to this document and is incorporated herein by reference. Holdco, Deutsche Börse and NYSE Euronext urge you to read the full text of the business combination agreement.

Structure of the Combination

NYSE Euronext and Deutsche Börse have agreed to combine their businesses under a new Dutch holding company, referred to as Holdco in this document. The effect of the combination will be that NYSE Euronext and Deutsche Börse will become subsidiaries of Holdco. NYSE Euronext will become a subsidiary of Holdco through a merger of a wholly owned subsidiary of Holdco, Pomme Merger Corporation, with and into NYSE Euronext, and Deutsche Börse will become a subsidiary of Holdco through an exchange offer of Holdco shares for Deutsche Börse shares. The parties to the business combination agreement are Holdco, Pomme Merger Corporation, Deutsche Börse and NYSE Euronext.

Deutsche Börse and NYSE Euronext each reserve the right to consider measures to be adopted jointly in the course of their combination which are expedient to enhance the financial position of their respective shareholders. Deutsche Börse, NYSE Euronext and Holdco hereby clarify that any such jointly adopted measures will not include a change of the numerical exchange ratio for the Deutsche Börse shareholders (1 Holdco share for each Deutsche Börse share) or for the NYSE Euronext shareholders (0.47 Holdco shares for each share of NYSE Euronext). Deutsche Börse, NYSE Euronext and Holdco have made no determination as to whether to adopt any such measures.

Following the exchange offer, and depending on the amount of Deutsche Börse shares that are acquired by Holdco in the exchange offer, Deutsche Börse and Holdco intend to complete a post-completion reorganization. In the post-completion reorganization, Deutsche Börse will enter into (1) either a domination agreement or a combination of a domination agreement and a profit and loss transfer agreement, as a result of which Deutsche Börse shareholders who did not tender their shares in the exchange offer may elect to either (x) be entitled to a variable or fixed guaranteed minimum dividend (in case of a domination agreement) or a variable or fixed annual cash compensation (in the case of a profit and loss transfer agreement or a combination thereof with a domination agreement), it being understood that in the case of a variable compensation, it will be calculated on the basis of actual future Holdco dividends, or (y) exchange their Deutsche Börse shares for Holdco shares or (2) a mandatory buy-out of the Deutsche Börse shares from any remaining holders thereof by way of a squeeze-out transaction pursuant to Section 327a *et seq*. of the German Stock Corporation Act or by applying for a court order in accordance with Sections 39a *et seq*. of the German Takeover Act, as a result of which Deutsche Börse shareholders who did not tender their shares in the exchange offer will be required to sell their Deutsche Börse shares to Holdco.

The Exchange Offer

Consideration Offered to Deutsche Börse Shareholders

The business combination agreement contemplates that Deutsche Börse will become a subsidiary of Holdco through an exchange offer. Under the terms of the exchange offer, Holdco will offer to acquire each Deutsche Börse share in exchange for one Holdco share. This one-to-one exchange ratio for the exchange offer is fixed and will not be adjusted to reflect changes in the trading prices of Deutsche Börse shares or NYSE Euronext shares prior to the date of the completion of the combination.

Unless NYSE Euronext and Deutsche Börse otherwise agree, and subject to applicable law, the exchange offer will not include any offer to acquire any outstanding option to purchase Deutsche Börse shares but, in

accordance with the German Takeover Act, will include an offer to purchase any Deutsche Börse share that is purchased by or issued to the holder as a result of the exercise of any such option prior to the expiration of the offer acceptance period.

In the business combination agreement, Deutsche Börse has agreed to tender in the exchange offer all of its Deutsche Börse shares held in treasury (which currently represent approximately 4.59% of the issued Deutsche Börse shares) and any Deutsche Börse shares acquired after the date of the business combination agreement, and not to withdraw the tender of such shares unless the exchange offer is terminated or expires or unless either Deutsche Börse's management or supervisory boards change their recommendation for the exchange offer or NYSE Euronext's board of directors changes its recommendation for the merger.

Commencement of the Exchange Offer

Following approval by BaFin (or the expiration of the review period required under the German Takeover Act without the exchange offer having been prohibited by BaFin) of the terms of the exchange offer and the exchange offer prospectus filed by Holdco, Holdco will commence the exchange offer by publishing this document in accordance with Section 14 para. 2 of the German Takeover Act. In connection with the exchange offer, Holdco will also send this document to U.S. holders of Deutsche Börse shares.

Acceptance Period of the Exchange Offer; Extension of the Exchange Offer

The exchange offer will have an offer acceptance period that expires on the date that is ten weeks after the commencement of the exchange offer. Under the business combination agreement, Holdco will be permitted to extend the offer acceptance period if an extension is permitted by applicable law and both NYSE Euronext and Deutsche Börse agree to such extension.

Subsequent Offering Period

Following the expiration of the offer acceptance period, and the satisfaction or waiver by Holdco of the conditions to its obligations to consummate the exchange offer (except for conditions relating to competition and regulatory approvals, absence of governmental proceedings, effectiveness of Holdco's registration statement under the Securities Act, authorization for listing of Holdco's shares on specified exchanges and certain tax rulings), a subsequent offering period is applicable on the exchange offer in accordance with the German Takeover Act. During the subsequent offering period of two weeks, Holdco will offer to acquire all of the remaining Deutsche Börse shares pursuant to the same terms and conditions as within the initial offer acceptance period.

The Merger

Consideration Offered to NYSE Euronext Shareholders

The parties to the business combination agreement have agreed that, immediately after the time that Holdco accepts for exchange, and exchanges for Holdco shares, the Deutsche Börse shares that are validly tendered and not withdrawn in the exchange offer, Pomme Merger Corporation will merge with and into NYSE Euronext.

In the merger, each outstanding NYSE Euronext share will be converted into the right to receive 0.47 of a fully paid and non-assessable Holdco share. Upon completion of the merger, the surviving corporation will be NYSE Euronext, which will be a wholly owned subsidiary of Holdco. This 0.47 exchange ratio for the merger is fixed and will not be adjusted to reflect stock price changes prior to the completion of the merger.

At the effective time of the merger, each outstanding option to purchase NYSE Euronext shares granted under the employee or director stock plans of NYSE Euronext, whether or not vested, will be converted into an option to acquire shares of Holdco on substantially the same terms and conditions as were applicable to it prior to

such conversion, except that (1) each converted stock option will be exercisable for the number of Holdco shares equal to the number of NYSE Euronext shares that it was exercisable for prior to conversion multiplied by 0.47, and (2) the per-share exercise price for the Holdco share option will be equal to the per-share exercise price that was applicable prior to its conversion divided by 0.47.

In addition, at the effective time of the merger, each restricted stock unit or deferred stock unit measured in NYSE Euronext shares, whether vested or unvested, that was outstanding immediately prior to the effective time of the merger will be converted into a restricted stock unit or deferred stock unit denominated in Holdco shares on substantially the same terms and conditions as were applicable to it prior to such conversion, except that the number of Holdco shares subject to each Holdco share-based award will be equal to the number of NYSE Euronext shares that the stock unit was exercisable for prior to conversion, multiplied by 0.47. Restricted stock units granted under NYSE Euronext's Omnibus Incentive Plan or 2006 Stock Incentive Plan that are outstanding immediately prior to the effective time of the merger will, to the extent unvested, vest as of the effective time of the merger and be settled in Holdco shares at the effective time of the merger. However, with respect to any such restricted stock units that constitute deferred compensation within the meaning of Section 409A of the Internal Revenue Code, such units will still vest upon the effective time of the merger, but the settlement of such units will occur on the date that settlement would otherwise occur under the applicable award agreement, and with respect to any such restricted stock units that are intended to constitute tax-qualified awards pursuant to Article 80 quaterdecies of the French tax code, NYSE Euronext shall have the right to determine whether such distribution shall occur as of completion of the combination or on the date that it would otherwise occur under the applicable award agreement.

Procedures for Converting NYSE Euronext Shares into Merger Consideration

Conversion and Exchange of Shares

Holdco will appoint a U.S. bank or trust company, or other independent financial institution in the United States that is reasonably satisfactory to NYSE Euronext and Deutsche Börse, to act as escrow agent and exchange agent for the merger and to deliver the merger consideration to the shareholders of NYSE Euronext. This agent is referred to in this document as the "escrow agent." In order to facilitate the issuance and distribution of the Holdco shares to NYSE Euronext shareholders in connection with the merger, the escrow agent will, at least one day prior to the completion of the merger, be registered as Holdco's fiduciary and as the record holder of all of the issued and outstanding shares of Pomme Merger Corporation.

As a result of the merger, each NYSE Euronext share that is owned directly by NYSE Euronext or Pomme Merger Corporation, and not held on behalf of third parties, will be cancelled without consideration. Immediately following the effective time of the merger, NYSE Euronext, as the surviving corporation in the merger, will issue to the escrow agent, solely for the account and benefit of the former shareholders of NYSE Euronext, a number of its shares equal to the total number of NYSE Euronext shares outstanding immediately prior to the merger. As soon as possible after the effective time of the merger:

- the escrow agent, acting as exchange agent and solely for the account of the former shareholders of NYSE Euronext, will contribute all of the issued and outstanding NYSE Euronext shares that were issued to the escrow agent in the merger to Holdco as a contribution in kind in accordance with Section 2:94b of the Dutch Civil Code (*Burgerlijk Wetboek)*; and

- in consideration for the contribution of NYSE Euronext shares by the escrow agent, Holdco will issue to the escrow agent, solely for the account and benefit of the former shareholders of NYSE Euronext, the maximum number of Holdco shares to be issued by it in the merger.

NYSE Euronext Letter of Transmittal

As soon as practicable after the effective time of the merger, the escrow agent will send a letter of transmittal to former holders of record of NYSE Euronext shares. Any such letter of transmittal will be accompanied by instructions on how to authorize the transfer and cancellation of NYSE Euronext shares held in

book-entry form. When a NYSE Euronext shareholder delivers a properly executed letter of transmittal, if required, and any other required documents to the escrow agent, the holder of shares held in book-entry form will be entitled to receive, and the escrow agent will be required to deliver to the holder (1) the number of Holdco shares in respect of the aggregate merger consideration that the holder is entitled to receive as a result of the merger (after taking into account all of the NYSE Euronext shares held immediately prior to the merger by the holder) and (2) any cash in lieu of fractional shares and in respect of dividends or other distributions to which the holder is entitled.

No interest will be paid or accrued on any amount payable upon cancellation of book-entry interests representing NYSE Euronext shares. The Holdco shares issued and paid in accordance with the business combination agreement upon conversion of the NYSE Euronext shares (including any cash paid in lieu of fractional shares) will be deemed to have been issued and paid in full satisfaction of all rights pertaining to NYSE Euronext shares. In the event of a transfer of ownership of any NYSE Euronext shares that is not registered in the transfer records of NYSE Euronext, the proper number of Holdco shares may be transferred by the escrow agent to such transferee if written instructions authorizing the transfer of the book-entry interests representing NYSE Euronext shares are presented to the escrow agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

If any Holdco shares are to be delivered to a person other than the holder in whose name any book-entry interests are registered, it will be a condition of such exchange that the person requesting the delivery pays any transfer or other similar taxes required by reason of the transfer of Holdco shares to a person other than the registered holder of any book-entry interest representing NYSE Euronext shares, or will establish to the satisfaction of Holdco or the escrow agent that the tax has been paid or is not applicable.

No Fractional Shares

No person will receive fractional shares of Holdco in the merger. Any person who would otherwise have been entitled to receive a fraction of a Holdco share in the merger will receive from the escrow agent, in lieu thereof, cash (without interest) in an amount representing the holder's proportionate interest in the net proceeds from the sale by the escrow agent on behalf of all such holders of Holdco shares that they would otherwise be entitled to receive. The sale of such Holdco shares by the escrow agent will be made within 10 business days or such shorter period as may be required by applicable law after the effective time of the merger.

Dividends and Distributions on Holdco Shares

Any dividend or other distribution declared after the completion of the combination with respect to Holdco shares for which NYSE Euronext shares were exchanged as a result of the merger will not be paid (but will nevertheless accrue) until those NYSE Euronext shares are properly surrendered for exchange. No dividends or other distributions in respect of Holdco shares will be paid to any holder of book-entry interests representing NYSE Euronext shares until the instructions for transfer and cancellation in the business combination agreement and the NYSE Euronext transmittal letter, and such other documents as may reasonably be required by the escrow agent, have been delivered to the escrow agent.

Withholding

The parties to the business combination agreement have agreed purely as a precaution that Holdco and the escrow agent will be entitled to deduct and withhold from the consideration payable to any tendering Deutsche Börse shareholder and former NYSE Euronext shareholder the amounts that they are required to deduct and withhold under the Internal Revenue Code or any provision of any state, local or non-U.S. tax law. Any amounts so deducted and withheld will be treated for all purposes of the business combination agreement as having been paid to the shareholders from whom they were withheld.

Post-Completion Reorganization

In order to achieve legal and operational integration of Holdco group with Deutsche Börse Group to the greatest extent permitted by applicable laws, Holdco intends that, as soon as practicable after completion of the exchange offer and the merger, it will effectuate one or more corporate reorganization transactions, which may include entering (directly and/or through a wholly owned subsidiary) into a domination agreement or a combination of a domination agreement and a profit and loss transfer agreement, in each case pursuant to Sections 291 *et seq.* of the German Stock Corporation Act with Deutsche Börse as the controlled company and with Holdco shares offered to the outside Deutsche Börse shareholders as consideration pursuant to Section 305 para. 2 of the German Stock Corporation Act. Alternatively or in addition, if Holdco holds, directly or indirectly, 95% or more of the issued Deutsche Börse shares, Holdco may commence a mandatory buy-out of the Deutsche Börse shares from any remaining holders thereof by way of a squeeze-out transaction pursuant to Section 327a *et seq.* of the German Stock Corporation Act or by applying for a court order in accordance with Sections 39a *et seq.* of the German Takeover Act.

Due to the statutory legal framework applicable to such post-completion reorganization, holders of Deutsche Börse shares who do not exchange their shares in the exchange offer may receive, or may be offered, a different (including a lower) amount or a different form of consideration than they would have received if they had exchanged their shares in the exchange offer. To the extent legally permissible, the parties intend to structure any post-completion reorganization with the goal that such holders of Deutsche Börse shares receive, at a maximum, the same number of Holdco shares per Deutsche Börse share(s) or consideration having the same value (without taking into account the different tax treatment or withholding requirements that may apply) that they would have received in the exchange offer if they had tendered their Deutsche Börse shares. However, Deutsche Börse shareholders should note that, the amount or form of consideration to be offered may be different, and, in particular, lower. Furthermore, in the event that the shares of Holdco lose value after the completion of the combination, there may be no obligation of Holdco to pay to the Deutsche Börse shareholders who did not exchange their shares the higher implied value received by the Deutsche Börse shareholders who exchanged their shares in the offer.

Under a domination agreement or a combination of a domination and profit and loss transfer agreement, the respective controlling company would be obliged pursuant to Section 305 German Stock Corporation Act to offer the minority shareholders of Deutsche Börse adequate consideration to acquire their Deutsche Börse shares. In accordance with Section 305 para. 2 no. 1 or no. 2 of the German Stock Corporation Act, the consideration to be offered to the Deutsche Börse shareholders selling their Deutsche Börse shares under such agreement would consist of Holdco shares, except for fractional amounts that may be settled in cash.

The consideration that the remaining minority Deutsche Börse shareholders would receive under a squeeze-out transaction pursuant to Section 327a *et seq.* of the German Stock Corporation Act in exchange for their Deutsche Börse shares must be in cash and, therefore, would be different from the form of consideration offered in the exchange offer. In contrast, the consideration that the remaining Deutsche Börse shareholders would receive in connection with a squeeze-out transaction pursuant to Section 39a *et seq.* of the German Takeover Act in exchange for their Deutsche Börse shares would be, at the election of each individual Deutsche Börse shareholder, either Holdco shares or cash.

As regards the determination of the amount of adequate consideration that Deutsche Börse shareholders would receive, or be offered, in connection with the post-completion reorganization, the following applies:

Pursuant to Section 305 para. 3 of the German Stock Corporation Act, the exchange ratio for which Deutsche Börse shareholders would be offered to exchange their Deutsche Börse shares into Holdco shares under a domination agreement or combination of a domination agreement and a profit transfer agreement is deemed adequate if it is equal to the exchange ratio that would apply in connection with a statutory merger of the two companies (*Verschmelzung*). For purposes of determining such exchange ratio, which has to be reviewed by a court-appointed auditor, an expert company valuation of each of Deutsche Börse and Holdco would need to be

performed for which the circumstances at the date of the resolution of Deutsche Börse's shareholders' meeting adopting the domination agreement or combination of a domination agreement and a profit transfer agreement will be decisive. While there are no strict statutory requirements for the method of such company valuation, a valuation on the basis of discounted future earnings (*Ertragswertverfahren*) in accordance with the "Principles for the Preparation of Business Valuations" under IDW Standard S 1 of the Institute of Public Auditors in Germany e.V. (*Institut der Wirtschaftsprüfer in Deutschland e.V.*) is generally accepted for such purpose. In addition, according to case law, the consideration to be offered under such agreement may generally not be less than the volume weighted three-month-average stock price of Deutsche Börse shares for the three month period prior to the announcement of such domination agreement or combination of a domination agreement and a profit and loss transfer agreement. The exchange ratio so determined may therefore deviate from the exchange ratio underlying the exchange offer.

Similarly, the adequate cash consideration that the remaining Deutsche Börse shareholders would receive for their Deutsche Börse shares in connection with a squeeze-out transaction pursuant to Section 327a *et seq.* of the German Stock Corporation Act would have to be determined on the basis of an expert company valuation of Deutsche Börse for which the circumstances at the date of the resolution of Deutsche Börse's shareholders' meeting adopting such squeeze-out would be decisive, and would be reviewed by a court-appointed auditor. Again, a valuation based on the basis of discounted future earnings (*Ertragswertverfahren*) in accordance with the "Principles for the Preparation of Business Valuations" under IDW Standard S 1 of the Institute of Public Auditors in Germany e.V. (*Institut der Wirtschaftsprüfer in Deutschland e.V.*) is generally accepted for such company valuation with the amount of the adequate consideration generally being not less than the volume weighted three-month-average stock price of Deutsche Börse shares for the three month period prior to the announcement of the squeeze-out. Therefore, the amount of such cash compensation may also be different from the amount of consideration offered in the exchange offer.

Finally, in the case of a squeeze-out transaction that is effected by applying for a court order in accordance with Section 39a *et seq.* of the German Takeover Act, the consideration offered to Deutsche Börse shareholders under the exchange offer will be deemed to constitute adequate consideration also for purposes of such squeeze-out if the exchange offer resulted in the acquisition of at least 90% of Deutsche Börse's share capital which was subject to the exchange offer.

Holdco has the right to change the structure of the post-completion reorganization, including the right to determine whether a domination agreement or a combination of a domination agreement and a profit and loss transfer agreement will be entered into with Deutsche Börse as the controlled company by a direct or indirect wholly owned subsidiary of Holdco in the legal form of a German stock corporation or a German societas europaea (SE) instead of by Holdco. Holdco may also decide to contribute or otherwise transfer all or some of its Deutsche Börse shares to such or another wholly owned subsidiary. The change of the structure of the post-completion reorganization will be effectuated in accordance with applicable law and, if the domination agreement is entered into with Deutsche Börse as controlled company by a direct or indirect wholly owned subsidiary of Holdco in the legal form of a German stock corporation or a German societas europaea (SE) instead of by Holdco, an additional domination agreement will be entered into with such German stock corporation or German societas europaea (SE) as controlled company by Holdco.

Conditions to Completing the Combination

Conditions to Completing the Exchange Offer

The business combination agreement provides that Holdco will not be required to accept for payment or pay for, and may delay the acceptance for payment of or the payment for, any validly tendered Deutsche Börse shares unless each of the following conditions has been satisfied (or waived as set forth below).

Mutual Conditions. Conditions that may be waived by Holdco only following approval by both NYSE Euronext and Deutsche Börse, acting together (except for the condition in paragraph (d) below, which may not be

waived, and for the condition in paragraph (g) below, which may be waived by Holdco following approval by either NYSE Euronext or Deutsche Börse), in each case, if and to the extent that such waiver is permitted by the German Takeover Act:

(a) *Minimum Condition*. At the expiration of the offer acceptance period, the sum of (i) the number of Deutsche Börse shares validly tendered in the exchange offer and not withdrawn prior to such time and (ii) the number of Deutsche Börse shares, if any, held by Holdco as of such expiration time must be equal to or greater than 75% of the sum of the number of Deutsche Börse shares issued and outstanding as of such time and the number of Deutsche Börse shares that Deutsche Börse may issue after the publication of the exchange offer prospectus in accordance with the German Takeover Act pursuant to obligations in effect as of the time of such publication, such as outstanding options (which condition is referred to in this document as the "minimum tender condition").

(b) *Competition Approvals.* On or prior to March 31, 2012, (i) any waiting period (and any extension thereof) applicable to the exchange offer and the merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, must have expired or been terminated with the consequence that the exchange offer and the merger may be consummated, and (ii) the EU Commission must have, or must be deemed to have, cleared the exchange offer and the merger pursuant to the Council Regulation (EC) 139/2004 of the European Community.

(c) *Registration Statement.* (i) The registration statement must have become effective under the Securities Act prior to the expiration of the offer acceptance period; and (ii) as of the expiration of the offer acceptance period the registration statement must not be the subject of any stop order issued by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order.

(d) *NYSE Euronext Requisite Vote*. Prior to the expiration of the offer acceptance period, the business combination agreement and the merger must have been approved by a vote of holders of a majority of the outstanding NYSE Euronext shares entitled to vote thereon, and certain aspects of the articles of association of Holdco that will be in effect after the merger must have been approved by a vote of the holders of a majority of the outstanding NYSE Euronext shares present at the NYSE Euronext special meeting.

(e) *No Injunction or Illegality.* There must not be any law, regulation, administrative act or injunction in effect as of the expiration of the offer acceptance period issued by any governmental entity in the United States, Germany, the Netherlands, France, the United Kingdom, Portugal, Belgium, Switzerland or Luxembourg that prohibits or makes illegal the consummation of the exchange offer or the merger or the acquisition or ownership of the Deutsche Börse shares or the NYSE Euronext shares by Holdco.

(f) *Other Approvals.* On or prior to March 31, 2012, the following approvals must have been obtained:

(i) The SEC must have approved the applications under Rule 19b-4 of the Exchange Act submitted by NYSE Euronext and/or its applicable subsidiaries and by Deutsche Börse and/or its applicable subsidiaries in connection with the transactions contemplated by the exchange offer and the merger;

(ii) the Dutch Minister of Finance (with the advice of the AFM) must have issued a declaration of non-objection to Holdco pursuant to Section 5:32d of the Dutch Financial Supervision Act allowing Holdco to indirectly acquire the shares in Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V.;

(iii) the Dutch Minister of Finance (with the advice of the AFM) or the AFM on behalf of the Dutch Minister of Finance, as applicable, must have confirmed, reissued, renewed or amended, if so required by the Minister of Finance or the AFM, the existing declarations of non-objection issued to NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. pursuant to Sections 5:32d of the Dutch Financial Supervision Act, in each case allowing the relevant entity to acquire or hold, indirectly or directly, as the case may be, the shares

A-126

of Euronext Amsterdam N.V., or the Dutch Minister of Finance and the AFM shall not have indicated that any such confirmation, reissuance, renewal, or amendment is required;

(iv)   the Dutch Minister of Finance and the AFM must have reviewed and approved the exchange offer and the merger and confirmed, reissued, renewed or amended, if so required by the Minister of Finance or the AFM, the existing exchange license granted to Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. pursuant to Sections 5:26 and 2:96 of the Dutch Financial Supervision Act, or the Dutch Minister of Finance and the AFM shall not have indicated that any such confirmation, reissuance, renewal, or amendment is required;

(v)   the Dutch Central Bank (*De Nederlandsche Bank*) shall have issued a declaration of non-objection to Holdco pursuant to Section 3:95(1)(c) of the Dutch Financial Supervision Act (*Wet op het financieel toezicht*) allowing Holdco to indirectly acquire the shares in Euronext Amsterdam N.V. as well as NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. in their capacity as licensed operators of a multilateral trading facility, or the Dutch Central Bank shall have indicated that such declaration of non-objection is not required;

(vi)   the College of Euronext Regulators must have issued a declaration of non-objection to the exchange offer and the merger as required pursuant to the Memorandum of Understanding dated June 24, 2010;

(vii)   the Exchange Supervisory authority of the State of Hesse must not have prohibited the intended indirect acquisition of a significant participation in Deutsche Börse, Scoach Europa AG and Eurex Frankfurt AG within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act, or it must have issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(viii)   the Saxonian Exchange Supervisory Authority must not have prohibited the intended indirect acquisition of a significant participation in European Energy Exchange AG and EEX Power Derivatives GmbH within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act, or it must have issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(ix)   the Berlin Exchange Supervisory Authority not have prohibited the intended indirect acquisition of a significant participation in Tradegate Exchange GmbH within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act, or it must have issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(x)   the BaFin must not have prohibited the intended indirect acquisition of a significant participation in European Commodity Clearing AG, Eurex Clearing AG, Eurex Repo GmbH, Eurex Bonds GmbH and Clearstream Banking AG within the period available to it pursuant to Section 2c of the German Banking Act, or it must have issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(xi)   the French Banking Regulatory Authority must have granted the approval required pursuant to French Regulation 96-16 of the Comité de la Réglementation Bancaire et Financière relating to the change of ownership and control of Euronext Paris S.A. in its capacity as a credit institution;

(xii)   the French Minister of the Economy must have granted, upon the advice of the AMF, the approval required pursuant to Article L. 421-9 II of the French Monetary and Financial Code relating to the change of ownership and control of Euronext Paris S.A. and BlueNext S.A. in their capacity as market operators;

(xiii)   the FSA must have granted its approval in respect of the change of ownership and control of LIFFE Administration and Management Limited pursuant to Chapter 1A of Part XVIII of the U.K. Financial Services and Markets Act 2000;

(xiv)   the FSA must have granted its approval in respect of the change of ownership and control of LIFFE Services Limited, Secfinex Limited, Smartpool Trading Limited and Fix City Limited pursuant to Part XII of the Financial Services and Markets Act 2000 and Section SUP 11.3.4 R of the Regulatory Processes — Supervision Manual of the FSA Handbook;

(xv)   the Belgian Financial Services and Markets Authority (*Autoriteit voor Financiële Diensten en Markten/Autorité des services et marchés financiers – FSMA*) shall not have prohibited the intended change of ownership and control of Euronext Brussels SA/NV within the 30-day period available to it pursuant to Article 19 of the Belgian Law of August 2, 2002 on the Supervision of the Financial Sector and on Financial Services ("Belgian Law of August 2, 2002"), or it shall have issued a corresponding declaration of non-objection in respect of such intended change of ownership and control of Euronext Brussels SA/NV within this period;

(xvi)   Euronext Brussels SA/NV shall have received a confirmation by the Belgian Ministry of Finance regarding the preservation of its status as regulated market and as licensed market operator pursuant to Articles 3, 17 and 18 of the Belgian Law of August 2, 2002, or in the absence of such confirmation, Euronext Brussels SA/NV shall not have received any written notification from the Belgian Ministry of Finance to the contrary;

(xvii) the Portuguese Minister of Finance must have explicitly approved of the change of ownership and control of Euronext Lisbon Sociedade Gestora de Mercados Regulamentados, S.A. (which is referred to in this document as "Euronext Lisbon") upon a positive legal opinion of the Portuguese Securities Market Commission (*Comissão do Mercado de Valores Mobiliários – "CMVM"*) pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xviii) the CMVM must be notified of the change of ownership and control of Euronext Lisbon and has either not prohibited such change of control within the period available to it or has issued a declaration of non-objection to such change of control each pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xix)   the CMVM must be notified of the change of ownership and control of Interbolsa SA and has either not prohibited such change of control within the period available to it or has issued a declaration of non-objection to such change of control each pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xx)   the Committee on Foreign Investment in the United States must have granted written notice that the review under Section 721 of the U.S. Defense Protection Act of 1950 of the exchange offer and the merger has been concluded and must have determined that there are no unresolved national security concerns sufficient to warrant a recommendation that the U.S. President block the exchange offer and/or the merger under such Section 721 of the U.S. Defense Protection Act of 1950 and advised that action under such Section 721 has been concluded with respect to the exchange offer and the merger;

(xxi)   the Luxembourg Supervisory Authority for the Financial Sector (*Commission de Surveillance du Secteur Financier*) must not have prohibited the intended indirect acquisition of a Clearstream Banking S.A., Clearstream International S.A. and Clearstream Services S.A. within the statutory period available to it pursuant to Articles 6 (5), 6 (16), 18 (5) and 18 (17) of the Luxembourg Financial Sector Act of April 5, 1993, or it must have issued corresponding declarations of non-objection with regard to the acquisition within this period; and

(xxii) Luxembourg Supervisory Authority for the Insurance Sector (*Commissariat aux Assurances*) must not have prohibited the intended indirect acquisition of Risk Transfer Re S.A. within the statutory period available to it pursuant to Articles 94 1 (4) and 94 1 (15) of the Luxembourg Insurance Act of December 6, 1991, or it must have issued a corresponding declaration of non-objection with regard to the acquisition within this period.

(g) *Material Adverse Market Change.* During the time between the publication of the exchange offer prospectus in accordance with Section 14 para. 2 of the German Takeover Act and the expiration of the offer acceptance period, there must not have occurred a suspension of the currency trading or debt markets in (a) Frankfurt am Main, Federal Republic of Germany and London, England, or (b) New York, New York, U.S.A. for more than three consecutive trading days.

Conditions Waivable by NYSE Euronext. Conditions that may be waived by Holdco following approval by NYSE Euronext, in each case, if and to the extent that such waiver is permitted by the German Takeover Act:

(a) *No Offer Material Adverse Effect on Deutsche Börse.* During the time between the publication of the exchange offer prospectus in accordance with Section 14 para. 2 of the German Takeover Act and the expiration of the offer acceptance period, there must not have been an "offer material adverse effect" on Deutsche Börse.

(b) *IRS Ruling or Rulings.* On or prior to the expiration of the offer acceptance period, NYSE Euronext must have received one or more private letter rulings from the IRS substantially to the effect that (i) the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and/or the merger and the exchange offer, taken together, will qualify as an exchange within the meaning of Section 351(a) of the Internal Revenue Code, and (ii) (A) the transfer of NYSE Euronext shares by U.S. persons for shares of Holdco will qualify for an exception to Section 367(a)(1) of the Internal Revenue Code under Treasury Regulation Sections 1.367(a)-3(c)(1) and 1.367(a)-3(c)(9), and (B) any U.S. person transferring NYSE Euronext shares who is a "5% transferee shareholder" (within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) will qualify for the exception to Section 367(a)(1) of the Internal Revenue Code only upon entering a five-year gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8.

Conditions Waivable by Deutsche Börse. Conditions that may be waived by Holdco following approval by Deutsche Börse, if and to the extent that such waiver is permitted by the German Takeover Act:

(a) *No Offer Material Adverse Effect on NYSE Euronext.* During the time between the publication of the exchange offer prospectus in accordance with Section 14 para. 2 of the German Takeover Act and the expiration of the offer acceptance period, there must not have been an offer material adverse effect on NYSE Euronext.

(b) *IRS Ruling or Rulings.* On or prior to the expiration of the offer acceptance period, Deutsche Börse must have received a private letter ruling from the IRS substantially to the effect that the exchange offer will qualify as a transaction described in Section 351 of the Internal Revenue Code and/or the exchange offer and the merger, taken together, will qualify as transaction described in Section 351(a) of the Internal Revenue Code.

An "offer material adverse effect" on NYSE Euronext or Deutsche Börse, as applicable, means any circumstance or circumstances relating to NYSE Euronext or Deutsche Börse, respectively, that, according to the assessment of an independent expert, has or have resulted in, or would reasonably be expected to result in, individually or in the aggregate, a decrease in the consolidated net revenues of NYSE Euronext or Deutsche Börse, respectively, of at least $300,000,000 in the 2011 financial year and/or 2012 financial year of NYSE Euronext or Deutsche Börse, respectively, to the extent the decrease is recurrent. For purposes of the meaning of "offer material adverse effect", the consolidated net revenues of NYSE Euronext means the "total revenues, less transaction-based expenses" of NYSE Euronext and its consolidated subsidiaries, and the consolidated net revenues of Deutsche Börse means the "total revenues, less volume-related costs" of Deutsche Börse and its consolidated subsidiaries. An offer material adverse effect will only be deemed to have occurred if, on or before the day before the publication of the results of the exchange offer pursuant to Section 23 para. 1 sentence 1 no. 2 of the German Takeover Law, an independent expert from Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, using the due and careful consideration of a diligent professional has delivered an opinion that an offer material adverse effect has occurred. Either NYSE Euronext or Deutsche Börse may request that such independent expert undertake an evaluation of whether an offer material adverse effect has

occurred with respect to the other party. Such independent expert must further render his opinion without undue delay and Holdco must publish the result of the opinion of the independent expert without undue delay in the electronic German Federal Gazette (*elektronischer Bundesanzeiger*), *Frankfurter Allgemeine Zeitung* and the *Wall Street Journal* with reference to the exchange offer. The opinion of such independent expert will be binding upon and non-appealable.

Conditions to Completing the Merger

Under the business combination agreement, NYSE Euronext's obligation to complete the merger is subject to the completion of the exchange offer and acquisition by Holdco of all of the Deutsche Börse shares validly tendered and not withdrawn in the exchange offer.

Reasonable Best Efforts to Obtain Required Approvals

Holdco, NYSE Euronext or Deutsche Börse have agreed to cooperate with each other and use their reasonable best efforts to take all actions necessary, proper or advisable on their part under the business combination agreement and applicable laws to consummate and make effective the exchange offer, the merger and the other transactions contemplated by the business combination agreement (including the Holdco articles of association or alternative changes to the structure of the combination as may be required to consummate and make effective the exchange offer and the merger) as soon as practicable, including actions to obtain any necessary or advisable consents from third parties and/or governmental authorities or self-regulatory organizations. However, the business combination agreement does not require Holdco, NYSE Euronext or Deutsche Börse to:

- agree to sell or hold separate, or take any other action with respect to, any assets, businesses or interest in any assets or businesses of Holdco, NYSE Euronext or Deutsche Börse or any of their respective subsidiaries or affiliates if such action would, individually or in the aggregate, reasonably be expected to result in a substantial detriment to Holdco, NYSE Euronext or Deutsche Börse; or

- agree to any changes or restrictions in the market or regulatory structure of Holdco, NYSE Euronext, Deutsche Börse or any of their respective subsidiaries or affiliates or in any of their respective operations of any such assets or businesses, if such changes or restrictions would, individually or in the aggregate, reasonably be expected to result in a substantial detriment to Holdco, NYSE Euronext or Deutsche Börse.

For purposes of the business combination agreement, the term "substantial detriment" means, with respect to any person, a material adverse effect on:

- the business, continuing results of operations or financial condition of such person and its subsidiaries, taken as a whole; or

- the authority or ability of the regulated securities exchanges of Holdco, NYSE Euronext, Deutsche Börse and their respective subsidiaries, taken as a whole, to operate consistently with past practice or as reasonably expected to be operated after the completion of the combination, including with respect to operating the markets that they currently operate and the amounts and types of products listed, traded or otherwise made available in such markets.

The business combination agreement further provides that a "substantial detriment" will be deemed to exist with respect to any action requiring Holdco, NYSE Euronext or Deutsche Börse, before or after the completion of the combination, to (1) sell, hold separate or otherwise dispose of assets, businesses or subsidiaries or (2) take or refrain from taking any actions that, in each of cases (1) and (2), would reasonably be expected, individually or in the aggregate, to materially impair the value of the combined businesses of NYSE Euronext and Deutsche Börse after the completion of the combination (taking into account the parties' contemplated plans for combining such businesses after the completion of the combination and any value that is reasonably expected to be realized in connection with such combination or integration) such that either of the parties would not reasonably have decided to enter into the transaction in light of the anticipated economics of the transaction.

Third-Party Acquisition Proposals

Non-Solicitation

The business combination agreement contains detailed provisions outlining the circumstances in which NYSE Euronext and Deutsche Börse may respond to acquisition proposals received from third parties. Under these provisions, each of NYSE Euronext and Deutsche Börse has agreed not to:

- initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate or induce any inquiries or the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to result in, an "acquisition proposal" (as described below);

- have any discussion with or provide any confidential information to any person or entity relating to an acquisition proposal, engage in any negotiations concerning an acquisition proposal, or knowingly facilitate any effort or attempt to make or implement an acquisition proposal;

- approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or

- approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any acquisition proposal or propose publicly or agree to do any of the foregoing.

However, if NYSE Euronext receives an unsolicited bona fide written acquisition proposal prior to adoption of the business combination agreement and approval of the transactions contemplated by the business combination agreement by the NYSE Euronext shareholders or Deutsche Börse receives a bona fide written acquisition proposal prior to the expiration of the offer acceptance period, the party receiving the proposal may engage in discussions or negotiations with, or provide information to, the person or entity making the acquisition proposal if and only to the extent that NYSE Euronext board of directors (in the case of a proposal for NYSE Euronext), or the Deutsche Börse supervisory board and the Deutsche Börse management board (in the case of a proposal for Deutsche Börse), conclude in good faith, after consultation with outside counsel and financial advisors, that:

- there is a reasonable likelihood that the acquisition proposal could lead to a "superior proposal" (as described below);

- the failure to take such action would be inconsistent with its or their fiduciary duties under applicable law;

- prior to providing any information to any person or entity in connection with the acquisition proposal, the NYSE Euronext board of directors or the Deutsche Börse boards, as applicable, receives from the person making the acquisition proposal an executed confidentiality agreement with confidentiality terms that are no less restrictive, in the aggregate, than those contained in the confidentiality agreement between NYSE Euronext and Deutsche Börse; and

- the party receiving the acquisition proposal is not then in material breach of its obligations under the "no solicitation" provisions of the business combination agreement.

The business combination agreement permits NYSE Euronext and its board of directors to comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act, and it permits Deutsche Börse and its supervisory and management boards to comply with the German Takeover Act, in each case with regard to an acquisition proposal that such party may receive.

Changes in Recommendation

The NYSE Euronext board of directors is entitled to withdraw, modify or qualify its recommendation for the merger, and the Deutsche Börse supervisory and management boards are entitled to withdraw, modify or qualify their recommendation that Deutsche Börse shareholders accept the exchange offer and tender their shares in the exchange offer, if:

- the change in recommendation is made in response to an unsolicited bona fide written acquisition proposal from a third party, and such board or boards conclude in good faith, after consultation with

A-131

outside counsel and financial advisors, that the acquisition proposal constitutes a superior proposal. However, during the five business day period prior to making the change in recommendation, such party will be required to negotiate in good faith with the other party with respect to any modifications to the terms of the combination that are proposed by the other party, and it will be required to consider any such modifications agreed by the other party in determining whether the third party's acquisition proposal still constitutes a superior proposal; and

- the change in recommendation is not made in response to an unsolicited bona fide written acquisition proposal from a third party, and such board or boards determine in good faith that the failure to make such change in recommendation would be inconsistent with its or their fiduciary duties under applicable law.

Definition of Acquisition Proposal

For purposes of the business combination agreement, the term "acquisition proposal" means, with respect to either NYSE Euronext or Deutsche Börse, any proposal or offer with respect to, or any indication of interest in:

- any direct or indirect acquisition or purchase of NYSE Euronext or Deutsche Börse, as applicable, or any of its subsidiaries that constitutes 15% or more of the consolidated gross revenue or gross assets of NYSE Euronext or Deutsche Börse, as applicable, and its subsidiaries, taken as a whole;

- any direct or indirect acquisition or purchase of 15% or more of any class of equity securities or voting power or 15% or more of the consolidated gross assets of NYSE Euronext or Deutsche Börse, as applicable;

- any direct or indirect acquisition or purchase of 15% or more of any class of equity securities or voting power of any of its subsidiaries that constitutes 15% or more of the consolidated gross revenue or gross assets of NYSE Euronext or Deutsche Börse, as applicable, and its subsidiaries, taken as a whole;

- any tender offer that, if consummated, would result in any person or entity beneficially owning 15% or more of any class of equity securities or voting power of NYSE Euronext or Deutsche Börse, as applicable; or

- any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving NYSE Euronext or Deutsche Börse, as applicable, or any of its subsidiaries that constitutes 15% or more of the consolidated gross revenue or gross assets of NYSE Euronext or Deutsche Börse, as applicable, and its subsidiaries, taken as a whole, but with the exception of intra-group reorganizations.

Definition of Superior Proposal

For purposes of the business combination agreement, the term "superior proposal" means, with respect to either NYSE Euronext or Deutsche Börse, a bona fide written acquisition proposal obtained not in breach of the "non-solicitation" provisions of the business combination agreement for or in respect of:

- 50% or more of the outstanding NYSE Euronext shares or Deutsche Börse shares (as applicable); or

- 50% or more of the assets of NYSE Euronext and its subsidiaries, on a consolidated basis, or Deutsche Börse and its subsidiaries, on a consolidated basis, as applicable;

on terms that the NYSE Euronext board of directors or the Deutsche Börse boards, as applicable, in good faith concludes, following receipt of the advice of its financial advisors and outside legal counsel, are more favorable to its shareholders than the transactions contemplated by the business combination agreement, after taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the acquisition proposal and the business combination agreement, and any improved terms that the other party has offered which are deemed relevant by the NYSE Euronext board of directors (in the case of an acquisition proposal for NYSE Euronext) or the Deutsche Börse boards (in the case of an acquisition proposal for Deutsche Börse), including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such acquisition proposal.

Miscellaneous

NYSE Euronext and Deutsche Börse have also agreed in the business combination agreement that:

- they will provide the other party with written notice of the material terms and conditions of any acquisition proposal, or of any request for nonpublic information or inquiry that it reasonably believes could lead to an acquisition proposal, and the identity of the person or entity making such acquisition proposal, request or inquiry, within two business days after receiving the acquisition proposal, request or inquiry;

- they will provide the other party, as promptly as practicable, with oral and written notice of the information that is reasonably necessary to keep it informed in all material respects of the status and details of the acquisition proposal, request or inquiry;

- they will notify each other in writing at least five business days prior to making a change in recommendation;

- if a third party who has previously made an acquisition proposal that NYSE Euronext or Deutsche Börse has determined is a superior proposal subsequently modifies or amends in an adverse manner any material term of such superior proposal such that the acquisition proposal is no longer a superior proposal, then such party's prior determination that the proposal is a superior proposal will be null and void and such party will be required to comply with the "no solicitation" provisions of the business combination agreement in respect of such modified acquisition proposal (except that the required period for negotiations between NYSE Euronext and Deutsche Börse will be three business days rather than five business days); and

- except as ordered by a court or shareholder action, each party will, and will cause its and its subsidiaries' senior officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of the business combination agreement with any persons or entities with respect to any acquisition proposal.

NYSE Euronext Special Meeting; Recommendations by NYSE Euronext and Deutsche Börse Boards

NYSE Euronext Special Meeting

NYSE Euronext has agreed to take, in accordance with applicable law and its organizational documents, all action necessary to convene a meeting of its shareholders on a date selected by it, but in no event to be later than the day prior to the date of the scheduled expiration of the offer acceptance period, which date will be after the registration statement of which this document forms a part is declared effective. However, NYSE Euronext may adjourn or postpone the NYSE Euronext special meeting for up to two weeks in the event that the acceptance period for the exchange offer is extended by two weeks so that the NYSE Euronext meeting will be held no later than the day prior to the expiration of the offer acceptance period.

Recommendation of the NYSE Euronext Board of Directors

The NYSE Euronext board of directors has agreed to recommend and solicit the approval and adoption of the business combination agreement and the merger. In the event that prior to the NYSE Euronext special meeting (including any adjournment) the NYSE Euronext board of directors determines either to make no recommendation for the merger, or to withdraw, modify or qualify its recommendation in a manner that is adverse to Deutsche Börse or Holdco (which change may only be made in accordance with the terms of the business combination agreement), then Deutsche Börse will have the right to terminate the business combination agreement.

Any change in recommendation by the NYSE Euronext board of directors will not limit or modify the obligation of NYSE Euronext to present the business combination agreement for adoption at the NYSE Euronext's special meeting prior to the date of the scheduled expiration of the offer acceptance period and, if the business combination agreement is not otherwise terminated by either NYSE Euronext or Deutsche Börse in

accordance with the terms of such agreement, then such agreement will be submitted to the NYSE Euronext shareholders at the NYSE Euronext special meeting for the purpose of voting on adopting such agreement.

Recommendation of the Deutsche Börse Management Board and the Deutsche Börse Supervisory Board

The Deutsche Börse management board and supervisory board have each determined that, subject to its duties under applicable law, it will recommend, in its statement on the exchange offer under Section 27 of the German Takeover Act, that Deutsche Börse shareholders accept the exchange offer and tender their shares in the exchange offer. In the event that prior to the expiration of the offer acceptance period either of the Deutsche Börse boards fails to make such recommendation, or after such recommendation, withdraws, modifies or qualifies such recommendation in a manner that is adverse to Holdco or NYSE Euronext (which change may only be made in accordance with the terms of the business combination agreement), then NYSE Euronext will have the right to terminate the business combination agreement.

Any change in recommendation by the Deutsche Börse boards will not limit or modify the obligation of Deutsche Börse's representative to the Holdco board of directors to consent to Holdco's commencement, continuation and completion of the exchange offer in accordance with the terms of the business combination agreement and, if such agreement is not otherwise terminated by either NYSE Euronext or Deutsche Börse in accordance with the terms of such agreement, Holdco will be obligated to commence, continue and complete the exchange offer in accordance with the terms of the business combination agreement (and Deutsche Börse agrees to consent to any such actions by Holdco).

Termination

Termination Rights

NYSE Euronext and Deutsche Börse may terminate the business combination agreement at any time prior to the completion of the merger by mutual consent of NYSE Euronext and Deutsche Börse. In addition, either NYSE Euronext or Deutsche Börse may terminate the agreement at any time prior to the completion of the merger if:

- the completion of the merger has not occurred by December 31, 2011, provided that NYSE Euronext and Deutsche Börse each have the right to extend such date to March 31, 2012 (this date, as it may be extended, is referred to as the "termination date") if the only conditions to completion that have not been satisfied (other than those that they have mutually agreed to waive) are certain conditions relating to competition and regulatory approvals, absence of governmental proceedings, effectiveness of Holdco's registration statement under the Securities Act or authorization for listing of Holdco shares on specified exchanges (but this right to extend such termination date or terminate the business combination agreement may not be exercised by a party whose failure to perform any material covenant or obligation under the business combination agreement (or similar failure by any of the party's subsidiaries) has been the cause of, or resulted in, the failure of a completion condition to be satisfied on or before such termination date);

- the shareholders of NYSE Euronext do not adopt the business combination agreement and the merger and the specified amendments to Holdco's articles of association at the NYSE Euronext special meeting;

- the minimum tender condition of 75% is not satisfied or waived prior to expiration of the offer acceptance period;

- any governmental entity or self-regulatory organization denies any regulatory approval that is required to be obtained in connection with the combination, and this denial becomes final, binding and non-appealable, or if any governmental entity or self-regulatory organization issues a final and non-appealable order permanently restraining, enjoining or otherwise prohibiting the exchange offer or the merger (but the party seeking to exercise this termination right must have used its reasonable best efforts to prevent the denial and/or the entry of such order);

- the other party's board has changed its recommendation for the combination; or

- the other party's representations and warranties fail to be accurate in all material respects except, in the case of certain representations and warranties, where such failure would not reasonably be expected to have a material adverse effect on such party, or has failed to perform in any material respect any of its covenants, and in each case such failure is not curable or, if curable, is not cured prior to the earlier of (1) the business day prior to the termination date of the business combination agreement or (2) 60 days after the date that written notice of the failure is given.

The business combination agreement does not provide either NYSE Euronext or Deutsche Börse with a right to terminate the agreement for a superior acquisition proposal. Instead, NYSE Euronext must present the business combination agreement for adoption at the NYSE Euronext special meeting prior to the date of the scheduled expiration to the offer acceptance period and Deutsche Börse is required to allow the exchange offer to proceed, even if such party's board changes its recommendation for the combination, unless the business combination agreement is terminated on other grounds.

Termination Fees

The business combination agreement requires NYSE Euronext to pay Deutsche Börse a termination fee of €250 million if:

- (1) an acquisition proposal for NYSE Euronext by a third party (or a bona fide intention to make a proposal with respect to an acquisition proposal) has been publicly announced or otherwise communicated to NYSE Euronext's management or board of directors prior to the NYSE Euronext special meeting and (2) the business combination agreement is terminated either:

    - by Deutsche Börse because the NYSE Euronext board of directors has changed its recommendation for the combination, or

    - by Deutsche Börse or NYSE Euronext because the NYSE Euronext shareholders have not approved the merger (and, at the time of termination of the business combination agreement, Deutsche Börse would have been entitled to terminate the business combination agreement because the NYSE Euronext board of directors changed its recommendation for the combination); or

- (1) an acquisition proposal for NYSE Euronext by a third party has been publicly announced or made publicly known, (2) the business combination agreement is terminated by NYSE Euronext or Deutsche Börse because the NYSE Euronext shareholders have not approved the merger and (3) within nine months following such termination, NYSE Euronext or any of its subsidiaries executes an acquisition agreement with respect to, or consummates, approves or recommends to the NYSE Euronext shareholders to accept, an acquisition proposal for NYSE Euronext by a third party involving 40% or more of the equity or assets or NYSE Euronext (or any of its subsidiaries that constitutes 40% or more of the consolidated gross revenue or assets of NYSE Euronext and its subsidiaries taken as a whole).

The business combination agreement requires Deutsche Börse to pay NYSE Euronext a termination fee of €250 million if:

- (1) an acquisition proposal for Deutsche Börse by a third party (or a bona fide intention to make a proposal with respect to an acquisition proposal) has been publicly announced or otherwise communicated to Deutsche Börse's management or supervisory board prior to the expiration of the offer acceptance period and (2) the business combination agreement is terminated either:

    - by NYSE Euronext because either of the Deutsche Börse boards has changed its recommendation for the combination, or

    - by NYSE Euronext or Deutsche Börse because the minimum tender condition has not been satisfied or waived prior to expiration of the offer acceptance period (and, at the time of

termination of the business combination agreement, NYSE Euronext was entitled to terminate the business combination agreement because either the Deutsche Börse management or supervisory board changed its recommendation for the combination); or

- (1) an acquisition proposal for Deutsche Börse by a third party has been publicly announced or made publicly known, (2) the business combination agreement is terminated by either party because the minimum tender condition has not been satisfied or waived prior to expiration of the offer acceptance period and (3) within nine months following such termination, Deutsche Börse or any of its subsidiaries executes an acquisition agreement with respect to, or consummates, approves or recommends to the Deutsche Börse shareholders to accept, an acquisition proposal for Deutsche Börse by a third party involving 40% or more of the equity or assets of Deutsche Börse (or any of its subsidiaries that constitutes 40% or more of the consolidated gross revenue or assets of Deutsche Börse and its subsidiaries taken as a whole).

Conduct of the Business Pending the Business Combination

Under the terms of the business combination agreement, NYSE Euronext and Deutsche Börse have agreed that, until the earlier of the completion of the combination and the termination of the business combination agreement, they and their respective subsidiaries will conduct their businesses in the ordinary and usual course consistent with past practice. In addition, each of NYSE Euronext and Deutsche Börse has agreed that during such period it and its respective subsidiaries will refrain from taking actions without the prior written consent of the other party (subject to exceptions specified in the business combination agreement) relating to:

- issuances, sales, pledges, dispositions of or encumbrances over capital stock, or securities convertible into or exchangeable or exercisable for, options, warrants, calls, commitments or rights of any kind to acquire, capital stock of it or its subsidiaries, or any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its shareholders on any matter or other property or assets, other than NYSE Euronext shares or Deutsche Börse shares issuable pursuant to stock-based awards outstanding on or awarded prior to the date of the business combination agreement under the NYSE Euronext or Deutsche Börse equity plans;

- amendments to its certificate of incorporation, articles of association or bylaws as applicable;

- split, combination or reclassification of its outstanding shares;

- declaration, setting aside or payment of any type of dividend in respect of any capital stock, other than the quarterly dividends payable by NYSE Euronext or the annual dividend payable by Deutsche Börse (in each case in an amount per share not to exceed its most recent quarterly or annual per share dividend, and with the timing of such dividend to be consistent with past practice), or dividends payable by its direct or indirect wholly owned subsidiaries to another of its direct or indirect wholly owned subsidiaries;

- repurchases, redemptions or other acquisitions, or permitting any of its subsidiaries to purchase or otherwise acquire any interests or shares of its capital stock or securities convertible or exchangeable or exercisable for any shares of its capital stock;

- incurrence of indebtedness;

- capital expenditures;

- establishment, termination or modification of employee benefit plans;

- increases to salary, wage, bonus and other compensation of employees or fringe benefits of directors, officers and employees;

- disposition of material portions of its assets (including capital stock of subsidiaries);

- material acquisition, whether by way of merger, consolidation, purchase or otherwise;

- material claims or litigation;

- material contracts, and "non-compete" or similar contracts;

- tax matters;

- changes to its financial accounting principles, policies or practices; and

- contracts between itself or its subsidiary, on the one hand, and any of its affiliates, employees, officers or directors, on the other hand.

Indemnification and Insurance of Directors and Officers

The parties have agreed that, after the completion of the combination, Holdco will indemnify, hold harmless and provide advancement of expenses to all past and present directors, officers and employees of NYSE Euronext, Deutsche Börse and their respective subsidiaries, for acts or omissions occurring at or prior to the completion of the combination, to the same extent as these individuals had rights to indemnification and advancement of expenses as of the date of the business combination agreement and to the fullest extent permitted by law. The parties have also agreed that the Holdco articles of association will include provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions in the current organizational documents of each of NYSE Euronext and Deutsche Börse.

In addition, for a period of six years following the completion of the combination, Holdco will maintain in effect the current directors' and officers' and fiduciary liability insurance policies maintained by each of NYSE Euronext and Deutsche Börse with respect to claims arising from facts or events occurring at or prior to the completion of the combination (or a substitute policy or policies with the same coverage and with terms no less advantageous in the aggregate), subject to the limitation that Holdco will not be required to spend in any one year more than 250% of the annual premiums currently paid by NYSE Euronext or Deutsche Börse, respectively, for this insurance. Instead, Holdco may, at its option, purchase a six-year "tail" prepaid policy on the same terms and conditions, but provided that the amount paid for such policy does not exceed six times the amount equal to 250% of the annual premiums currently paid by NYSE Euronext or Deutsche Börse, respectively.

Employee Matters

The business combination agreement provides that for the one-year period following completion of the combination, Holdco will provide to each individual who is employed as of the effective time of the merger by NYSE Euronext, Deutsche Börse or their subsidiaries, and who remains employed by NYSE Euronext, Deutsche Börse or their subsidiaries, with the following (except in the case of employees whose employment is governed by a collective bargaining or similar agreement):

- base salary in an amount no less than the base salary provided to the employee immediately prior to the combination;

- an annual bonus opportunity that is no less favorable than the annual bonus opportunity provided to the employee immediately prior to the combination;

- other compensation opportunities and employee benefits that are no less favorable in the aggregate than those provided to the employee immediately prior to the combination;

- severance benefits in the event of employment termination in amounts and on terms and conditions no less favorable in the aggregate to such employee than he or she would have received under the severance plans, programs, policies and arrangements applicable as of the date of the business combination agreement; and

- defined contribution retirement plan benefits no less favorable than those provided as of the date of the business combination agreement.

With respect to new Holdco plans for employees who remained employed after the completion of the combination, Holdco has agreed to (1) waive all pre-existing conditions, exclusions and waiting periods regarding participation and coverage requirements, (2) provide each employee and the employee's eligible dependents with credit for any co-payments and deductibles paid prior to the effective time under the applicable NYSE Euronext or Deutsche Börse plan in satisfying deductible or out-of-pocket requirements under the new Holdco plans for the year in which the combination occurs and (3) recognize service of employees with NYSE Euronext and Deutsche Börse for all purposes under new Holdco plans, including severance plans (including for purposes of eligibility to participate, vesting credit, and entitlement to benefits, but excluding for purposes of benefit accrual under final average pay defined benefit plans or to the extent a duplication of benefits would result), in each case to the same extent waived, credited, or recognized under the applicable NYSE Euronext and Deutsche Börse plans prior to the completion of the combination.

Holdco will undertake a review of NYSE Euronext and Deutsche Börse benefits plans within the one-year period after the completion of the combination with the intent to develop new plans for employees that will not discriminate between NYSE Euronext employees, on one hand, and Deutsche Börse employees, on the other hand, and treat similarly situated employees of NYSE Euronext and Deutsche Börse on a substantially equivalent basis, taking into account factors such as the employees' duties, geographic location, tenure, qualifications and abilities.

Governance and Management of the Holdco Group

Organizational and Corporate Governance of the Holdco Group

The business combination agreement provides that, subject to any required approvals of governmental entities, the sole shareholder of Holdco or the Holdco board of directors prior to the completion of the combination will adopt (1) the Holdco articles of association that are attached as Annex B to this document, (2) the Rules for the Board of Directors of Holdco that are attached as Annex C to this document and (3) the Rules for the Global Executive Committee of the Holdco group that are attached as Annex D to this document. See "Business of Holdco and Certain Information about Holdco," "Description of the Shares of Holdco" and "Comparison of Shareholder Rights Before and After the Combination" for information about the terms of these Annexes.

If, in connection with obtaining approval required for the completion of the combination, any governmental entity requires an amendment or modification to these documents or the governance structure of the Holdco group as provided in the business combination agreement, then Holdco, NYSE Euronext and Deutsche Börse have agreed to amend or modify such documents or governance structure in a way that comes as close as possible to the balance of the corporate governance structure contemplated by the business combination agreement, including the balance of powers and responsibilities between the Holdco group chairman and the Holdco group chief executive officer. However, neither NYSE Euronext nor Deutsche Börse will be required to agree to any amendment or modification if it would significantly change the balance of the corporate governance structure contemplated by the business combination agreement originally agreed by the parties.

In connection with the applications submitted by the registered exchange subsidiaries of Deutsche Börse Group and NYSE Euronext under Rule 19b-4 under the Exchange Act, Holdco will adopt certain requirements relating to the ownership and voting of its shares. See "Description of the Shares of Holdco — Ownership and Voting Limits in the Holdco Articles of Association."

Holdco Board of Directors

Upon completion of the combination, the Holdco board of directors will consist of 17 directors, including the Holdco group chairman and the Holdco group chief executive officer. The Holdco group chairman and nine directors will be nominated for appointment upon designation by Deutsche Börse (which is referred to in this description of the governance and management of the Holdco group as a "Deutsche Börse director"), and the

Holdco group chief executive officer and the six other directors will be nominated for appointment upon designation by NYSE Euronext (which is referred to in this description of the governance and management of the Holdco group as a "NYSE Euronext director"). Dr. Reto Francioni will be designated as the initial Holdco group chairman of Holdco. Duncan L. Niederauer will be designated as the initial Holdco group chief executive officer of Holdco.

The Holdco articles of association provide that each of the directors will be appointed at the annual general meeting of shareholders for a term that will expire at the end of the next annual general meeting of shareholders. Each of the directors will be nominated by the Holdco board of directors for re-election to the Holdco board of directors pursuant to a binding nomination (in terms of Section 2:133 of the Dutch Civil Code) at each of the annual general meetings of shareholders occurring in 2012, 2013 and 2014, except that the Holdco group chairman and the Holdco group chief executive officer will each also be nominated by the board of directors pursuant to a binding nomination for re-election to the board of directors at the annual general meeting of shareholders occurring in 2015.

In the event that the Holdco board of directors determines that (1) Holdco will qualify as a "foreign private issuer" as defined in Rule 3b-4(c) promulgated under the Exchange Act (such status is referred to in this document as "FPI status") and will maintain FPI status on an ongoing basis through the end of the annual general meeting of shareholders occurring in 2016 and (2) the directors may be appointed by the general meeting of shareholders for a term that expires in 2015 (or in 2016 in the case of the Holdco group chairman and the Holdco group chief executive officer) and directors are not otherwise required by applicable law, regulation or stock exchange listing standards to be elected at each annual general meeting of shareholders, then the directors referred to above will be appointed by the general meeting of shareholders for a term ending at the end of the annual general meeting of shareholders occurring in 2015, except that the Holdco group chairman and the Holdco group chief executive officer will each initially be appointed for a term ending at the end of the annual general meeting of shareholders occurring in 2016.

Prior to the annual general meeting of shareholders occurring in 2015 (or 2016 in the case of the Holdco group chairman and group chief executive officer), in the event of a vacancy in a board seat previously occupied by a Deutsche Börse director or NYSE Euronext director, the remaining Deutsche Börse directors or NYSE Euronext directors, respectively, will recommend a replacement candidate to Holdco's Nomination, Governance and Corporate Responsibility Committee. Such recommendation to the Nominations, Governance and Corporate Responsibility Committee is binding if the vacant seat is that of the Holdco group chairman or the Holdco group chief executive officer.

After the annual general meeting of shareholders occurring in 2015, the number of directors will be decreased and the board of directors will consist of 12 members (without distinguishing the directors by group status) constituted as follows: one director, being the Holdco group chairman, one executive director, being the Holdco group chief executive officer; and ten non-executive directors.

Board Voting and Meetings

Decisions by the Holdco board of directors are generally taken by a simple majority of the votes cast where a quorum (i.e., majority of board members) is present. However, the business combination agreement provides that the following matters require approval by more than 66% of the whole board of directors:

- appointment and removal of a director as the Holdco group chairman or Holdco group chief executive officer;

- proposals to amend Holdco's articles of association;

- "transformational M&A deals," which are defined to include transactions that, in view of their size and significance, very materially change the business of the Holdco group, either in size or direction or geographic presence, as well as certain transactions which require a shareholder vote under Dutch law;

- major structural changes, which consist of changes or enhancements to the responsibilities or authority of the Holdco group chairman or the Holdco group chief executive officer, as well as amendments to specified provisions of Holdco's articles of association;

- changes to the Rules for the Board of Directors of Holdco prior to the annual general meeting of shareholders occurring in 2016; and

- changes to the duties and composition of Holdco's board committees prior to the annual general meeting of shareholders occurring in 2015.

Holdco's board of directors will meet at least four times per year at alternating locations, subject to the following principles:

- either (1) twice a year in Frankfurt and once a year in New York, or (2) twice a year in New York and once a year in Frankfurt, with clauses (1) and (2) alternating each year;

- at least once a year at the corporate seat of Holdco or elsewhere in the Netherlands; and

- additional meetings at other places determined by Holdco's board of directors.

Additional board meetings beyond these minimum requirements may be convened at the request of either the Holdco group chairman or the Holdco group chief executive officer.

Board Committees

Upon completion of the combination, the Holdco board of directors will initially have the following six committees:

- Audit, Finance and Risk Committee;

- Nomination, Governance and Corporate Responsibility Committee;

- Human Resources and Compensation Committee;

- Strategy Committee;

- Integration Committee; and

- Technology Committee.

Each of the committees mentioned above will consist of three Deutsche Börse directors and two NYSE Euronext directors until the date of Holdco's annual general meeting of shareholders occurring in 2015. Until such meeting, in the event of a vacancy on a board committee in a seat previously occupied by a Deutsche Börse director or a NYSE Euronext director, the remaining Deutsche Börse directors or NYSE Euronext directors, respectively, will recommend a replacement to the Nominations, Governance and Corporate Responsibility Committee, and only candidates recommended by such group of remaining directors will have the same class status for purposes of satisfying the requirement that board committees consist of three Deutsche Börse directors and two NYSE Euronext directors.

Until the annual general meeting of shareholders occurring in 2016, the Nomination, Governance and Corporate Responsibility Committee and the Strategy Committee will be chaired by the Holdco group chairman. The Integration Committee will be chaired by the Holdco group chief executive officer. Until the annual general meeting of shareholders occurring in 2015, the Audit, Finance and Risk Committee and the Human Resources and Compensation Committee will be chaired by a NYSE Euronext director, whereas the Technology Committee will be chaired by a Deutsche Börse director.

Shareholder Voting Requirements

Shareholders' resolutions are generally adopted by a simple majority of the votes cast, without a quorum requirement. Matters which require a shareholder vote under Holdco's articles of association and/or Dutch law include:

- the election of members of Holdco's board of directors (including to fill vacancies on the board);

- the adoption of Holdco's annual accounts;

- the release from liability of the directors of Holdco in connection with the adoption of Holdco's annual accounts; and

- significant changes to the identity or character of Holdco or its business, including transfers of all or nearly all of the business to a third party, entering into long-term co-operations that have major significance, and acquiring or disposing of participating interests in at least one-third of Holdco's assets.

In addition, matters that require approval by two-thirds of the votes cast by shareholders include in particular the following:

- rejection of a binding nomination (in terms of Section 2:133 of the Dutch Civil Code) by Holdco's board of directors for the election of a director candidate, with the two-thirds majority representing at least 50% of Holdco's issued share capital;

- the removal and suspension of directors, with the two-thirds majority representing at least 50% of Holdco's issued share capital; and

- amendments to Holdco's articles of association, but without a quorum requirement, provided that such a resolution can only be adopted at the proposal of the Holdco board of directors.

Holdco Group Chairman

During the initial term of the Holdco group chairman that expires at the end of the annual general meeting of shareholders occurring in 2016, the Holdco group chairman will have customary duties of a chairman, such as leading meetings of Holdco's board of directors and setting meeting agendas, as well as certain additional agreed responsibilities and authorities that include:

- initiating and developing the overall strategy of the Holdco group;

- global relationship management and representation, and global political and regulatory representation of the Holdco group;

- chairing the Nomination, Governance and Corporate Responsibility Committee and the Strategy Committee and serving as a member of the Human Resources and Compensation Committee and the Integration Committee; and

- consultation rights in relation to appointments and removals of members of the Global Executive Committee.

In the event that Dr. Reto Francioni ceases to be the Holdco group chairman before the end of his initial term, the remaining Deutsche Börse directors will nominate a replacement, and their nomination will be binding (in terms of Section 2:133 of the Dutch Civil Code) on the Nomination, Governance and Corporate Responsibility Committee and on the Holdco board of directors. The replacement Holdco group chairman will continue to have the same roles and authorities until the end of the initial Holdco group chairman term that expires at the end of the annual general meeting of shareholders occurring in 2016.

Until the first annual general meeting of shareholders occurring after a period of six years after completion of the combination, the Holdco group chairman will have a primary office in Frankfurt and a secondary office in New York, and the Holdco group chief executive officer will have a primary office in New York and a secondary

office in Frankfurt. Alternatively, the Holdco group chairman and the Holdco group chief executive officer may decide to switch their office locations in a reciprocal manner, with the Holdco group chairman having his primary office in New York if the Holdco group chief executive officer has his primary office in Frankfurt.

Holdco Group Chief Executive Officer

During the Holdco group chief executive officer's initial term, which expires at the end of the annual general meeting of shareholders occurring in 2016, the Holdco group chief executive officer will have the typical roles of a chief executive officer, including:

- management and performance of the Holdco group (including annual budget and business plan);

- initiating and developing business strategy for the global divisions and regions;

- developing integration policy and parameters to shape the Holdco group, including systems, staffing and location for consideration of the integration committee and responsibility for execution of integration;

- serving as a member of the Strategy Committee and chairing the Integration Committee; and

- chairing the Global Executive Committee and having the right of selection, appointment and removal of Global Executive Committee members (subject to a requirement that the Holdco group chief executive officer must consult closely with the Holdco group chairman and the Holdco board of directors on proposed appointments/removals).

In the event that Duncan L. Niederauer ceases to be the Holdco group chief executive officer before the end of his initial term, the remaining NYSE Euronext directors will nominate a replacement, and their nomination will be binding (in terms of Section 2:133 of the Dutch Civil Code) on the Nomination, Governance and Corporate Responsibility Committee and on Holdco's board of directors. The replacement will continue to have the same roles and authorities until the end of the initial Holdco group chief executive officer term that expires at the end of the annual general meeting of shareholders occurring in 2016.

Legal Structure of the Holdco Group

Holdco will be a holding company incorporated in the Netherlands. In order to comply with regulatory requirements and to ensure close proximity to customers, there will continue to be a separate operational subsidiary legal entity in each of the different countries where NYSE Euronext and Deutsche Börse and their respective subsidiaries operate securities exchanges (*e.g.*, the United States, Germany, Belgium, France, the Netherlands, the United Kingdom and Portugal). NYSE Euronext and Deutsche Börse will review the organizational structure of the Holdco group with a view to organizing it in such a way that, in the medium term, all European businesses and assets of the Holdco group are held directly or indirectly by a European legal entity and all U.S. businesses and assets are held directly or indirectly by a U.S. legal entity (though still to be indirectly owned by Holdco, which is organized in the Netherlands), taking into account and subject to tax, regulatory and operational considerations. NYSE Euronext and Deutsche Börse intend to appoint two regional coordinators for the European and the U.S. businesses of the Holdco group, with a view to regional coordination in relation to regulatory matters.

Global Executive Committee of the Holdco Group

The Global Executive Committee of the Holdco group will consist of four individuals who are currently executives of NYSE Euronext, including the chief executive officer of NYSE Euronext, and four individuals who are currently executives of Deutsche Börse. The Global Executive Committee will be responsible for the management of the day-to-day business of the Holdco group.

The Rules for the Global Executive Committee that will be adopted by the Holdco board of directors in connection with the completion of the combination specify the membership composition of that committee, its tasks and responsibilities and certain procedural matters. These rules will expire four years after the completion

of the combination and can only be amended with the approval of the Holdco group chief executive officer and the Holdco board of directors. The members of the Global Executive Committee will strive to reach decisions on a unanimous basis, and the Holdco group chief executive officer will in principle decide any matters which are not unanimous. Any member of the Global Executive Committee whose responsibility is affected by such decision of the Holdco group chief executive officer has the right to bring such matter to the attention of the Holdco board of directors for further discussion or decision as the Holdco board of directors may deem necessary.

See "Business of Holdco and Certain Information about Holdco" for information about the committee members.

Business and Operational Structure of the Holdco Group

Dual Headquarters

The Holdco articles of association to be effective upon completion of the combination will provide that the Holdco group will have dual headquarters in Frankfurt and New York.

Trading Platforms

The business combination agreement provides that, after completion of the combination, NYSE Euronext and Deutsche Börse will decide, in accordance with any regulatory requirements, to harmonize the trading platforms of NYSE Euronext and Deutsche Börse. Subject to further review by the parties, the parties intend to migrate to:

- two platforms, one for the combined cash business and one for the combined derivatives business of the Holdco group. In the case of a migration to two platforms, it is the intention of NYSE Euronext and Deutsche Börse that, subject to further review of the parties, one of those platforms will be a platform currently used by NYSE Euronext, while the other will be a platform currently used by Deutsche Börse; and/or

- one single platform for both cash and derivatives businesses of the Holdco group in the medium term.

However, any such migration must be consistent with the primary goals of maximizing synergies and creating an efficient market place for customers.

Divisional Structure

The business combination agreement also provides that, after completion of the combination, the Holdco group will have the following five global divisions (the location from where such global division is managed is referred to as the "global hub" of such division):

- Global Cash Trading and Listings with a global hub in New York and key locations in (in alphabetical order) Amsterdam, Brussels, Frankfurt, Lisbon and Paris;

- Global Derivatives with a global hub in Frankfurt and key locations in (in alphabetical order) Amsterdam, Chicago, London, New York and Zürich;

- Global Settlement and Custody with a global hub in Frankfurt and key locations in (in alphabetical order) Luxembourg, New York, Porto, Prague and Singapore. The office of the divisional head will be located in Luxembourg;

- Technology Services/IT with a global hub in New York and key locations in (in alphabetical order) Belfast, Frankfurt, London, Luxembourg, Paris and Prague. The office of the divisional head will be located in Paris; and

- Market Data & Analytics with a global hub in Frankfurt and key locations in (in alphabetical order) London, New York, Paris and Zürich.

While the business combination agreement sets forth the global divisions of Holdco after completion of the combination, the parties have not yet determined the Holdco group's segment structure for financial reporting purposes.

European Equities Businesses

The Holdco group expects to run the European equities businesses of the Holdco group in the five markets (Amsterdam, Brussels, Frankfurt, Lisbon and Paris) on the same trading technology platform. This business will be led by the current Head of the European Cash Markets of NYSE Euronext, and the deputy of this business will be a person designated by Deutsche Börse. As has been the case, all five stock exchanges will remain independently operated as listing venues/market undertakings, but will share the same technology platform. Subsequent leaders of this business will run the European equities business from the domicile of the cash market which they operate.

Inclusion of Holdco Shares in Indices; Credit Rating for Holdco

NYSE Euronext and Deutsche Börse have agreed that, prior to completion of the combination, they will use their reasonable best efforts to (1) seek the continued inclusion of Holdco's shares in the DAX30, EuroStoxx50 and S&P 500 indices and (2) cause Holdco to receive an "AA" rating from the rating agencies of S&P or Fitch or an equivalent rating at one or several other rating agencies.

Amendment and Waiver

NYSE Euronext and Deutsche Börse may amend the business combination agreement at any time either before or after the adoption of the business combination agreement and approval of the transactions contemplated thereby by the NYSE Euronext shareholders and the publication of the offer document. However, (1) after such adoption and approval, no amendment may be made which requires further approval by the NYSE Euronext shareholders under applicable law or the rules of any relevant stock exchange unless such further approval is obtained and/ or (2) after the publication of the offer document, no amendment may be made which requires an amendment of the offer document unless such further amendment to the offer document is made.

In the event that NYSE Euronext, Deutsche Börse and Holdco authorize an amendment to the business combination agreement that does not require further approval by the NYSE Euronext shareholders or an amendment of the offer document, NYSE Euronext, Deutsche Börse and Holdco, as applicable, will inform such shareholders of the amendment by press release and other public communication. In the event that NYSE Euronext, Deutsche Börse and Holdco authorize an amendment to the business combination agreement that requires further approval by the NYSE Euronext shareholders, another proxy statement/prospectus would be delivered to such shareholders and proxies would be re-solicited for approval of such amendment.

The parties may, to the extent legally allowed and permitted under the terms of the business combination agreement, waive compliance with or satisfaction of any of the conditions contained in the business combination agreement.

Fees and Expenses

Whether or not the exchange offer and the merger are consummated, all out-of-pocket expenses (including fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by or on behalf of the parties in connection with the business combination agreement and the transactions contemplated by such agreement will be paid by the party incurring the expense, except as otherwise provided in the business combination agreement and except for expenses incurred in connection with the following, which will be shared equally by NYSE Euronext and Deutsche Börse, unless prohibited by applicable law:

- the registration and filing fees, and the printing and mailing costs, of the proxy statement/prospectus, the registration statement, the documents for the exchange offer, the prospectus for the admission of

Holdco shares to trading on the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris and the tombstone advertisement for the exchange offer;

- any required filing fees with any governmental entity or self-regulatory organization in connection with the transactions contemplated by the business combination agreement; and

- in case of termination of the business combination agreement, any expenses incurred by Holdco and/or its affiliates.

Representations and Warranties

The business combination agreement contains customary and substantially reciprocal representations and warranties by NYSE Euronext and Deutsche Börse relating to the following:

- organization, good standing and qualification;

- capitalization;

- authorization of the business combination agreement and absence of conflicts;

- governmental approvals and consents required for the completion of the combination;

- financial statements and reports filed with governmental entities;

- absence of any material adverse effect since December 31, 2009;

- compliance with applicable laws and contracts;

- permits and licenses necessary for the conduct of business;

- legal proceedings;

- employee benefits;

- tax matters;

- labor matters;

- material contracts; and

- intellectual property.

In addition, the business combination agreement contains representations and warranties by Holdco and Pomme Merger Corporation relating to the following:

- organization, good standing and qualification;

- capitalization; and

- authorization of the business combination agreement and absence of conflicts.

Many of the representations and warranties contained in the business combination agreement are qualified by a "material adverse effect" standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would have a material adverse effect). Certain of the representations and warranties are also qualified by a general materiality standard or by a knowledge standard. A "material adverse effect" on NYSE Euronext and Deutsche Börse, as applicable, means for purposes of the business combination agreement a material adverse effect on the business, results of operations or financial condition of NYSE Euronext and its subsidiaries, taken as a whole, or Deutsche Börse and its subsidiaries, taken as a whole, as applicable, except that none of the following will be considered in determining whether a material adverse effect has occurred:

- any change or development in economic, business or securities markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that such change

or development does not affect NYSE Euronext and its subsidiaries, taken as a whole, or Deutsche Börse and its subsidiaries, taken as a whole, respectively, in a materially disproportionate manner relative to the other securities exchanges or trading markets;

- any change or development to the extent resulting from the execution or announcement of the business combination agreement or the transactions contemplated thereby; or

- any change or development to the extent resulting from any action or omission by NYSE Euronext and its subsidiaries, taken as a whole, or Deutsche Börse and its subsidiaries, taken as a whole, respectively, that is required by the business combination agreement.

The business combination agreement and this summary of its terms have been included with this document to provide you with information regarding the terms of the business combination agreement. Factual disclosures about Holdco, NYSE Euronext, Deutsche Börse or their subsidiaries contained in this document or in public filings with the SEC or BaFin may supplement, update or modify the factual disclosures about them that are contained in the business combination agreement. In reviewing the representations and warranties contained in the business combination agreement and described in this summary it is important to bear in mind that the parties negotiated the representations and warranties with the principal purpose of establishing the circumstances in which a party to the business combination agreement may have the right to terminate the combination if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders, and they will expire at the completion of the exchange offer and the merger.

REGULATORY APPROVALS AND LITIGATION RELATED TO THE COMBINATION

Under applicable German law, the BaFin is responsible for approving the terms and conditions of the exchange offer in Germany.

Competition and Antitrust

U.S. Antitrust Clearance

Under the HSR Act, and the rules promulgated thereunder by the FTC, the combination may not be completed until notification and report forms have been filed with the FTC and the DOJ and the applicable waiting periods have expired. On March 8, 2011, Deutsche Börse and NYSE Euronext each filed a notification and report form under the HSR Act with the FTC and the DOJ.

On April 7, 2011, Deutsche Börse and NYSE Euronext each received a request for additional information and documentary material, or a "second request." The effect of the second request is to extend the HSR waiting period until 30 days after the parties have substantially complied with the second request, unless the waiting period is terminated earlier by the DOJ.

The parties have been cooperating and continue to be in close contact with the DOJ in an effort to obtain HSR clearance as promptly as possible. Responding to the second request from the DOJ will take between three and eight months, including the related 30-day waiting period and potential further substantive discussions with the DOJ. The parties therefore do not presently expect the waiting period to expire or be terminated before the third quarter of 2011. Coordination between the European commission and the DOJ, including potentially regarding timing, further complicates any prediction of when the DOJ will conclude its investigation.

At the end of its review, if the DOJ still has substantive concerns about the combination, it must initiate injunctive proceedings in a United States federal district court to block the combination or resolve its concerns by entering into a consent agreement with the parties.

European Competition Authorities

Under the European Community Council Regulation (EC) No. 139/2004 (which is referred to in this document as the "EC Merger Regulation"), the European Commission has 25 working days following receipt of a complete notification form to issue a decision declaring the combination to be compatible with the EC Common Market or to open an in-depth investigation. If the Commission initiates an in-depth investigation, it must issue a final decision as to whether or not the combination is compatible with the Common Market no later than 90 working days after the initiation of the in-depth investigation (although this period may be extended in certain circumstances). Deutsche Börse and NYSE Euronext expect to submit the notification (Form CO) during the first half of 2011.

CFIUS Review

The combination is subject to review under the Exon-Florio Amendment to the Defense Production Act of 1950 (which is referred to in this document as "Exon-Florio") by the Committee on Foreign Investment in the United States (which is referred to in this document as "CFIUS"). Under Exon-Florio, the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of persons engaged in interstate commerce in the United States if the President determines, after investigation, that such foreign persons in exercising control of such acquired persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. The parties are in contact with CFIUS. The notice is intended to be filed with CFIUS in May 2011.

Waiting Periods

As of the date of this document, the applicable waiting periods under the HSR Act, EC Merger Regulation and Exon-Florio have not expired or been terminated. The parties believe that the combination can be effected in compliance with all applicable antitrust laws. However, there can be no assurance that the governmental reviewing authorities will terminate or permit any applicable waiting periods to expire, or approve or clear the combination at all or without restrictions or conditions. There also can be no assurance that a challenge to the completion of the combination on antitrust grounds will not be made or that, if such a challenge were made, the parties would prevail or would not be required to accept certain conditions, possibly including certain divestitures, in order to complete the combination.

Capital Market Regulatory Authorities

Under the business combination agreement, Holdco's obligation to accept and exchange Deutsche Börse shares tendered in the exchange offer, which in turn is a condition to completion of the merger, is subject to receipt or the making of all other consents, approvals and actions of, filings with and notices to any governmental entity required for Holdco, Deutsche Börse, NYSE Euronext or any of their subsidiaries to complete the combination, the issuance of Holdco shares in the exchange offer and the merger and the other transactions contemplated by the business combination agreement (including any necessary amendments to existing exchange licenses and recognitions), except for where the failure of which to be received, made or taken would not reasonably be expected to have a substantial detriment to Holdco, Deutsche Börse, NYSE Euronext and their respective subsidiaries. Under the business combination agreement, a substantial detriment is defined as, a material adverse effect on the business, continuing results of operations or financial condition, taken as a whole or the authority or the ability of the regulated securities exchanges of Holdco, Deutsche Börse, NYSE Euronext and their respective subsidiaries, taken as a whole, to operate consistently with past practice or as reasonably expected to be operated after completion of the combination. See "The Business Combination Agreement — Conditions to Completing the Combination."

SEC Approvals

Deutsche Börse's subsidiary, International Securities Exchange, LLC, as well as EDGA Exchange, Inc. and EDGX Exchange, Inc., in which Deutsche Börse indirectly holds a 34.1% interest, and NYSE Euronext's subsidiaries, New York Stock Exchange, LLC, NYSE Arca, Inc. and, NYSE Amex LLC, are self-regulatory organizations registered as national securities exchanges pursuant to Section 6 of the Exchange Act, and, as such, they must comply with certain obligations under the Exchange Act. Pursuant to Section 19 of the Exchange Act and the related rules of the SEC, all changes in the rules of SROs must be submitted to the SEC for approval, and this can include certain proposed amendments to their and, in the case of International Securities Exchange, LLC and EDGX Exchange, Inc., and EDGA Exchange, Inc. their direct parent company's certificate of incorporation, bylaws or related documents or those of NYSE Euronext as well as any proposed modifications to listing rules. No proposed rule change can take effect unless approved by the SEC or otherwise permitted by Section 19 of the Exchange Act.

Under Section 19 of the Exchange Act, the text of the proposed rule change, together with a concise general statement of the statutory basis, and the purpose of the change, must be submitted to the SEC, which then gives interested parties the opportunity to comment by publishing the proposal in the Federal Register. Comment letters typically are forwarded to the SRO for response. Within a period of 45 days of the publication of the proposed rule change (or a longer period of up to 90 days, if the SEC considers it appropriate), the SEC must either approve the proposal, or institute proceedings to determine whether the proposed rule change should be disapproved. Such proceedings should be concluded within 180 days of the date of the publication of the proposed rule change, although the SEC may extend the deadline by another 60 days if necessary. The SEC will approve a proposed rule change if it finds that the change is consistent with the requirements of the Exchange Act and the rules and regulations of the Exchange Act. SROs may consent to extensions of any of these periods and, as a practical matter, will generally do so while addressing any concerns raised by the SEC staff.

European Regulators

It is currently expected that a number of European regulatory approvals will be solicited and a number of filings will be made in connection with the combination, including (in alphabetical order by country name):

Belgium

- Declaration of non-objection from the FSMA in respect of, or the FSMA shall not have taken any action to prohibit, the change of ownership and control of Euronext Brussels S.A./N.V.;

- Confirmation by the Belgian Ministry of Finance for Euronext Brussels S.A./N.V. regarding the preservation of its status as regulated market and as licensed market operator, or, in the absence of such confirmation, no notification from the Ministry of Finance to the contrary;

College of Euronext Regulators

- Declaration of non-objection to the exchange offer, the merger and the other transactions contemplated by the business combination agreement by the College of Euronext Regulators, pursuant to the Memorandum of Understanding dated June 24, 2010;

France

- Approval by the *Autorité de Contrôle Prudentiel* (which is referred to in this document as "ACP") of the change of ownership and control of Euronext Paris S.A. in its capacity as credit institution;

- Approval by the French Minister of Economy, upon the advice of *Autorité des marches financiers* (which is referred to in this document as "AMF"), of the change of ownership and control of Euronext Paris S.A. and Bluenext S.A. in their capacity as market operators;

Germany

- Notification of the combination to the Stock Exchange Council of the Frankfurt Stock Exchange;

- No objection from BaFin and notification with the German Central Bank (*Deutsche Bundesbank*) and Association of German Banks of acquisitions of European Commodity Clearing AG, Eurex Clearing AG, Eurex Repo GmbH, Eurex Bonds GmbH and Clearstream Banking AG;

- No objection from the Hessian Exchange Supervisory Authority regarding Holdco's acquisition of Deutsche Börse, Scoach Europa AG and Eurex Frankfurt AG;

- No objection from the Saxonian Exchange Supervisory Authority regarding Holdco's acquisition of European Energy Exchange AG and EEX Power Derivatives GmbH;

- No objection from the Berlin Exchange Supervisory Authority regarding Holdco's acquisition of Tradegate Exchange GmbH;

Luxembourg

- No objection from the Luxembourg Supervisory Authority for the Financial Sector (*Commission de surveillance du secteur financier*) regarding the acquisition of shares of Clearstream International S.A., Clearstream Services S.A., Clearstream Banking S.A.;

- Non-objection from the Luxembourg Supervisory Authority for the Insurance Sector (*Commissariat aux assurances*) regarding the acquisition of shares of Risk Transfer Re S.A;

The Netherlands

- Declaration of non-objection to Holdco by the Dutch Minister of Finance (with the advice of the AFM) allowing Holdco to indirectly acquire the shares in Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V.;

- Notification of the proposed combination to and confirmation, reissuance, renewal or amendment by the Dutch Minister of Finance (with the advice of the AFM) or the AFM on behalf of the Dutch Minister of Finance, if so required by the Minister or the AFM, of the existing declarations of no objection issued to NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V., pursuant to Section 5:32d of the Dutch Financial Supervision Act, in each case allowing the relevant entity to, directly or indirectly, acquire or hold the shares in Euronext Amsterdam N.V.;

- Notification to and review and approval by the Dutch Minister of Finance and the AFM of the proposed combination pursuant to, and confirmation, reissuance, renewal or amendment, if so required by the Minister or the AFM, of the existing exchange license granted to Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V., pursuant to Sections 5:26 and 2:96 of the Dutch Financial Supervision Act;

- Declaration of non-objection to Holdco by the Dutch Central Bank (*De Nederlandsche Bank*, which is referred to in this document as "DNB") to Holdco pursuant to section 3:95(1)(c) of the Dutch Financial Supervision Act allowing Holdco to indirectly acquire the shares in Euronext Amsterdam N.V.,NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V., in their capacity as licensed operators of a multilateral trading facility, or notification by the DNB that such declaration of non-obligation is not required;

Portugal

- Explicit approval by the Portuguese Minister of Finance of the change of ownership and control of Euronext Lisbon upon a positive legal opinion of the CMVM;

- Notification with the CMVM regarding the change of ownership and control in Euronext Lisbon and lapse of the statutory period without a decision being taken or declaration of non-objection by the CMVM of the change of ownership and control of Euronext Lisbon;

- Notification with the CMVM regarding the change of ownership and control in Interbolsa and lapse of the statutory period without a decision being taken or declaration of non-objection by the CMVM of the change of ownership and control of Interbolsa;

Spain

- Notification to the Spain Registry of Foreign Investments of the General Directorate of Commercial Policy and Foreign Investments regarding the change in control of Infobolsa, Link-Up Capital Markets and Open Finance S.L.;

Switzerland

- Notification to the Swiss Financial Market Supervisory Authority (*Eidgenössische Finanzmarktaufsicht*) of the change of control in relation to Eurex Zürich AG and Scoach Schweiz;

United Kingdom

- Approval of the FSA in respect of the change of ownership and control of Liffe Services Limited, Secfinex Limited, Smartpool Trading Limited and Fix City Limited; and

- Approval of the FSA in respect of the change of ownership and control of LIFFE Administration and Management.

Other Countries

In addition, it is currently expected that a number of regulatory approvals in other countries will be solicited and a number of filings will be made in connection with the combination, including (in alphabetical order by country name):

India

- Notice of change of control in relation to Deutsche Börse to India Foreign Investment Promotion Board;

Singapore

- Notification to the Monetary Authority of Singapore regarding the change of control of Clearstream Banking;

United States

- Approval of FINRA under NASD Rule 1017 for a change in control in Archipelago Trading Services LLC and Archipelago Securities, Inc;
- Approval of CFTC for change of control of NYSE Liffe U.S., LLC and NYSE Liffe.

Stock Exchange Listings

The Holdco shares to be issued in the exchange offer and the merger and such other Holdco shares to be reserved for issuance in connection therewith must be authorized for listing on the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris, upon official notice of issuance.

In connection with the listing of shares on the Frankfurt Stock Exchange and Euronext Paris, Holdco intends to prepare a listing prospectus, which will be submitted for approval to the AFM and after approval, passported into France and Germany. In addition to the approval of the listing prospectus by the AFM, the listing is subject to (1) admission of the Holdco shares for trading on the Frankfurt Stock Exchange and (2) approval by the AMF for admission of Holdco for listing on Euronext Paris.

Holdco intends to file an original listing application in connection with the listing of the Holdco shares on the New York Stock Exchange.

Commitment to Obtain Approvals

Deutsche Börse and NYSE Euronext have agreed to use reasonable best efforts to obtain as promptly as reasonably practicable all consents and approvals of any governmental entity or any other person required in connection with the combination, subject to limitations as set forth in the business combination agreement (see "The Business Combination Agreement — Reasonable Best Efforts to Obtain Required Approvals").

General

While Deutsche Börse and NYSE Euronext believe that they will receive the requisite regulatory approvals for the combination, there can be no assurances regarding the timing of the approvals, their ability to obtain the approvals on satisfactory terms or the absence of litigation challenging these approvals. There can likewise be no assurance that U.S. federal, state or non-U.S. regulatory authorities will not attempt to challenge the combination on antitrust grounds or for other reasons, or, if a challenge is made, as to the results of the challenge. Deutsche Börse's and NYSE Euronext's obligation to complete the combination is conditioned upon the receipt of certain approvals from the SEC, U.S. federal and state governmental authorities, the European Commission, other European regulators and other governmental authorities. See "The Business Combination Agreement — Conditions to Completing the Combination."

Litigation Concerning the Combination

Following the announcement of the combination on February 15, 2011, several complaints were filed in the Delaware Court of Chancery (which is referred to in this document as the "Delaware Court"); the Supreme Court of the State of New York, County of New York (which is referred to in this document as the "New York Court"); and the U.S. District Court for the Southern District of New York (which is referred to in this document as the "SDNY"), challenging the proposed combination. Four of the actions were filed in the Delaware Court and have been consolidated as *In re NYSE Euronext Shareholders Litigation*, Consol. C.A. No. 6220-VCS. Five actions were filed in the New York Court and are being coordinated under a single master file, NYSE Euronext Shareholders Litigation Master File, Index No. 773,000/11. One action, *Jones v. Niederauer, et al.*, C.N. 11-CV-01502, is pending in the SDNY. Following the filing of the registration statement on April 7, 2011, a consolidated amended complaint was filed in the Delaware Court and an amended master complaint was filed in the New York Court.

All of the complaints raise substantially the same claims. All are purported class actions filed on behalf of all NYSE Euronext public shareholders and variously name as defendants NYSE Euronext, its directors, Deutsche Börse, Pomme Merger Corporation and Holdco (certain defendants are not named in all of the actions). The complaints generally allege that the individual defendants breached their fiduciary duties in connection with their consideration and approval of the proposed combination and that the entity defendants aided and abetted those breaches. The amended complaints filed in the New York Court and the Delaware Court also allege that the individual defendants have not fully informed themselves about whether greater value can be achieved through the sale of NYSE Euronext to a third party, including pursuant to the proposal by NASDAQ OMX Group, Inc. and IntercontinentalExchange, Inc. The amended complaints further allege that the registration statement filed on April 7, 2011 contains material misstatements and omissions. The complaints seek, among other relief, injunctive relief against the consummation of the combination, an order that the individual defendants fully inform themselves with respect to the proposal by NASDAQ OMX Group, Inc. and IntercontinentalExchange, Inc. and alternatives to maximize shareholder value, an order enjoining material transactions or changes to NYSE Euronext's business and assets pending additional review of NYSE Euronext's strategic alternatives, unspecified monetary damages and plaintiffs' costs and attorney's fees.

The outcome of these lawsuits is uncertain and cannot be predicted with any certainty. An adverse judgment for monetary damages could have a material adverse effect on the operations of Holdco following completion of the combination. A preliminary injunction could delay or jeopardize the completion of the combination, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the combination. The defendants believe that the claims asserted against them in these lawsuits are without merit, and intend to defend themselves vigorously against the claims. Except for the proceedings cited in this section, there are no governmental, legal or arbitration proceedings (including any such proceedings pending or threatened, of which Holdco is aware), since February 10, 2011, the date of Holdco's incorporation, which may have or have had in the recent past material effects on Holdco's financial position or profitability.

CAPITALIZATION

The following table sets forth Holdco's cash and cash equivalents, capitalization and indebtedness as at formation on February 10, 2011. The figures below have been calculated in accordance with IFRS. For further information, see the offer document.

Capitalization	
	As of February 10, 2011
	(in thousands of euros)
Total current debt	0
Guaranteed	0
Secured	0
Unguaranteed/unsecured	0
Total non-current debt (excluding current portion of long-term debt)	0
Guaranteed	0
Secured	0
Unguaranteed/unsecured	0
Shareholders' equity	45
Share capital	45
Legal reserve	0
Other reserves	0
Total	45

Indebtedness	
	As of February 10, 2011
	(in thousands of euros)
Cash	45
Cash equivalent (detail)	0
Trading securities	0
Liquidity	45
Current financial receivable	0
Current bank debt	0
Current portion of non-current debt	0
Other current financial debt	0
Current financial debt	0
Net current financial indebtedness	0
Non-current bank loans	0
Bonds issued	0
Other non-current loans	0
Non-current financial indebtedness	0
Net financial indebtedness	0

As of formation on February 10, 2011, Holdco had no contingent liabilities and no direct liabilities.

Working Capital Statement

In Holdco's opinion, Holdco has sufficient working capital to meet its present requirements and the present requirements of its subsidiaries for the next 12 months from the date of the publication of this document.

Financing of Holdco

Currently, Holdco does not conduct any business, and the current managing directors receive no compensation for their activities. The costs incurred by Holdco until completion of the combination are transaction costs.

Holdco's equity amounts to €45,000. In addition, Stichting, the sole shareholder of Holdco, granted Holdco a shareholder loan in the amount of €4 million for the sole purpose of financing transaction costs to be incurred in connection with the combination. If the shareholder loan becomes due in case Stichting ceases to be the shareholder of Holdco in connection with the settlement of the exchange offer, the loan shall be replaced by bank financing at fair market conditions.

Through the combination, Holdco will become the holding company of Deutsche Börse and NYSE Euronext. Deutsche Börse, NYSE Euronext and their respective subsidiaries will continue to conduct their respective businesses. Holdco's activities will be limited to managing the group.

Currently, there are no agreements in place regarding Holdco's future financing after the combination or regarding the takeover of central administrative functions (such as cash pooling) for Deutsche Börse Group as well as NYSE Euronext's affiliated companies, based on which Holdco would be financed. It is anticipated that Holdco will be financed by distributions from Deutsche Börse and NYSE Euronext.

However, it is possible that the combined group will be restructured in the future and, as a consequence, Holdco will undertake certain central administrative functions for the group and will be financed on that basis.

DILUTION

Dilution refers to two distinct aspects: dilution in participation, and dilution in value.

Dilution in participation refers to the effect the issuance of new Holdco shares has on the individual percentage of shareholding of the existing Holdco shareholders who do not proportionately subscribe to the newly issued Holdco shares.

Dilution in value refers to the effect the issuance of new Holdco shares at a certain issue price has on the value of the shareholders' equity of Holdco per share at a certain point in time.

For the below calculation it is assumed that (1) 195,000,000 Deutsche Börse shares are issued as of the date of commencement of the exchange offer (including 8,956,997 treasury shares held by Deutsche Börse), (2) 146,864 additional Deutsche Börse shares will be issued during the offer period under Deutsche Börse's Group Share Plan, (3) all 195,146,864 Deutsche Börse shares will be validly tendered and not withdrawn in the exchange offer, (4) 266,000,000 NYSE Euronext shares will be outstanding immediately prior to the effective time of the merger and (5) both the exchange offer and the merger are settled whereby Deutsche Börse and NYSE Euronext become fully owned subsidiaries of Holdco. In that case, a total of 320,166,864 Holdco shares will be issued to former shareholders of Deutsche Börse and NYSE Euronext, comprising (A) 195,146,864 Holdco shares to former Deutsche Börse shareholders (including 8,956,997 Holdco shares to Deutsche Börse in respect of its treasury shares) and (B) 125,020,000 Holdco shares to former NYSE Euronext shareholders taking into account an exchange ratio in the merger of 0.47 of a Holdco Share to be received for each NYSE Euronext share.

Prior to the combination, 45,000 D shares of Holdco were issued and outstanding and Holdco's consolidated net book value of equity amounted to €45,000.00 pursuant to the opening accounts of Holdco. Thus, the proportionate net equity per share amounted to €1.00.

The following presents to net book value and net tangible book value per share of Deutsche Börse and NYSE Euronext prior to the combination and the net book value and net tangible book value per share of Holdco and the equivalent for NYSE Euronext post combination:

{in millions of euros except share and per share data)	As of December 31, 2010		Prior to the combination		Post combination		Computational Note
	Deutsche Börse[1]	NYSE Euronext[2]	Deutsche Börse[1]	NYSE Euronext[2]	Holdco combined[3]	NYSE Euronext equivalent[4]	
Shareholders' equity	2,951.4	5,330.0	2,951.4	5,330.0	9,851.0	n/a	[a]
less: goodwill	(2,060.0)	(3,029.0)	(2,060.0)	(3,029.0)	(5,471.0)	n/a	
less: other intangible assets	(1,030.0)	(4,507.0)	(1,030.0)	(4,507.0)	(7,775.0)	n/a	
Tangible equity	(139)	(2,206.0)	(139)	(2,206.0)	(3,395.0)	n/a	[b]
Shares issued	195,100.000	261,000,000	195,146,864[5]	266,000,000[5]	320,166,864	125,020,000	[c]
Net book value per share	15.13	20.42	15.12	20.04	30.77	12.31	[a] divided by [c]
Net tangible book value per share	(0.71)	(8.45)	(0.71)	(8.29)	(10.60)	(4.24)	[b] divided by [c]

n/a = not applicable

(1) Shareholders' equity and tangible equity have been derived from Deutsche Börse's historical financial statements presented under IFRS.
(2) Shareholders' equity and tangible equity have been derived from NYSE Euronext's historical financial statements translated into Euros and converted into IFRS. See also note 2 to the unaudited pro forma condensed consolidated financial statements of Holdco.
(3) Shareholders' equity and tangible equity have been derived from Holdco's unaudited pro forma condensed consolidated financial statements presented under IFRS and included elsewhere in this document.
(4) Determined using the related Holdco pro forma share and per share data multiplied by 40% (the approximate percentage of outstanding Holdco shares that will be held by former NYSE Euronext shareholders upon completion of the combination assuming all outstanding Deutsche Börse shares are tendered in the exchange offer).
(5) Includes shares outstanding that can be tendered as well as treasury shares that can be replaced in the offer.

Based on the assumptions above, upon completion of the combination, Holdco will have issued and outstanding 320,166,864 Holdco shares, and Holdco's consolidated net book value of equity as set forth under the heading "Holdco Unaudited Pro Forma Condensed Consolidated Financial Statements" would amount to €9,851 million. Thus, the proportionate net equity per Holdco share will amount to €30.77. This amount equals an increase of the proportionate net book value of equity:

- per Holdco share in the amount of €29.77, corresponding to an increase of 2,977%; and

- compared to the proportionate net book value of equity of Deutsche Börse shares prior to the combination in the amount of €15.63, corresponding to an increase of 103.31%; and

- compared to the proportionate net book value of equity of NYSE Euronext shares prior to the combination in the amount of €10.35, corresponding to an increase of 50.67%.

Based on the assumptions above, upon completion of the combination, Holdco will have issued and outstanding 320,166,864 Holdco shares, and Holdco's consolidated net tangible book value of equity would amount to €(3,395) million. Thus, the proportionate net tangible equity per Holdco share will amount to €(10.66). This amount equals a decrease of the proportionate net tangible book value of equity

- per Holdco share in the amount of €(11.60), corresponding to a decrease of 1,160%; and

- compared to the proportionate net tangible book value of equity of Deutsche Börse shares prior to the combination in the amount of €(9.89), corresponding to a decrease of 1,387.59%; and

- compared to the proportionate net tangible book value of equity of NYSE Euronext shares prior to the combination in the amount of €(2.15), corresponding to a decrease of 25.46%.

The participation quota of the current shareholder of Holdco will be diluted from 100% to 0% through the cancelation or repurchase of all currently issued D shares in course of completion of the combination.

BUSINESS OF HOLDCO AND CERTAIN INFORMATION ABOUT HOLDCO

Overview

According to the terms of the business combination agreement, Deutsche Börse and NYSE Euronext will combine and group their businesses under a new Dutch holding company, referred to as Holdco in this document. Holdco is currently named "Alpha Beta Netherlands Holding N.V.," but it is expected that, prior to the completion of the combination, Holdco will be renamed to a name to be agreed between the parties. Upon the completion of the combination, Holdco will become the parent company of Deutsche Börse and NYSE Euronext and will be listed on exchanges in New York, Frankfurt and Paris. The combined group will have its dual headquarters in Frankfurt and New York. Holdco's Frankfurt headquarters will be the current principal office of Deutsche Börse located at Mergenthalerallee 61, 65760 Eschborn, Germany, and its telephone number will be +49 (0) 692110, which is the current telephone number of Deutsche Börse Group. Holdco's New York headquarters will be the current headquarters of NYSE Euronext located at 11 Wall Street, New York, New York 10005, United States, and its telephone number will be +1 (212) 656-3000, which is the current telephone number of NYSE Euronext.

The following is a diagram of Holdco and certain of its subsidiaries and associated companies including all U.S. regulated entities immediately after completion of the combination (all subsidiaries majority owned, i.e. between 50% and 100%, unless otherwise noted):



Alpha Beta Netherlands Holding N.V. ("Holdco") (Netherlands)
Deutsche Börse AG (Germany)
NYSE Euronext (Delaware)
STOXX Ltd. (50%)
Clearstream Holding AG
Scoach Holding S.A. (50%)
Eurex Zürich AG (50%) (Switzerland)
Infobolsa S.A. (50%)
NYSE Euronext (International) B.V. (Netherlands)
NYSE Group, Inc. (Delaware)
Clearstream International S.A.
Eurex Frankfurt AG (Germany)
European Energy Exchange AG(1)
NYSE Euronext (Holding) N.V. (Netherlands)
New York Stock Exchange LLC (New York)
NYSE Amex LLC (Delaware)
Archipelago Holdings, Inc. (Delaware)
Clearstream Banking S.A.
Clearstream Banking AG
U.S. Exchange Holdings, Inc. (Delaware)
Eurex Clearing AG
Euronext N.V. (Netherlands)
NYSE Arca Holdings, Inc. (Delaware)
International Securities Exchange Holdings, Inc. (Delaware)
Euronext Lisbon – Sociedade Gestora de Mercados Regulamentados, S.A. (Portugal)
Euronext Amsterdam N.V. (Netherlands)
Euronext France (Holding) S.A.S. (France)
Euronext Brussels N.V./ S.A. (Belgium)
Euronext Holdings UK Limited (UK)
NYSE Arca, Inc. (Delaware)
Direct Edge Holdings, LLC (31.54%)
International Securities Exchange, LLC (Delaware)
Euronext Paris S.A. (France)
Archipelago Europe Limited (UK)
LIFFE (Holdings) plc (UK)
EDGA Exchange, Inc.
EDGX Exchange, Inc.
LCH.Clearnet Group Limited (UK) (9.1%)
NYSE Blue

Notes

(1) On March 31, 2011, Eurex Zürich AG announced that its shareholding in EEX would increase from 35.23% to 56.14%. The transaction was closed on April 12, 2011.

Information About Holdco Following the Combination

The information provided below pertains to Holdco following the completion of the combination. Following the combination, Holdco will serve as the holding company for Deutsche Börse and NYSE Euronext, and, therefore, the information contained under "Business of Deutsche Börse Group and Certain Information about Deutsche Börse Group" and "Business of NYSE Euronext and Certain Information about NYSE Euronext," should also be considered in understanding the business and operations of Holdco.

The following information should be read in conjunction with Holdco's articles of association as will be in effect following completion of the combination, and with relevant provisions of Dutch law. The form of Holdco's articles of association that will be in effect following completion of the combination will be available, in Dutch with an unofficial English and German translation thereof, at Holdco's registered office in Amsterdam during regular business hours. Holdco's current articles of association and the form of Holdco's articles of association as will be in effect following completion of the combination will also be available in Dutch with an unofficial English and German translation thereof on Holdco's website at www.global-exchange-operator.com. Holdco's current articles of association are also available at the Dutch Trade Register of the Chamber of Commerce. A copy of the draft of Holdco's articles of association that will be in effect following completion of the combination is also attached as Annex B to this document. It is possible, however, that changes to this form of the articles of association may be required following discussions with the SEC or other regulators.

For information about Holdco prior to the combination, see "—Information About Holdco Before the Combination."

Competitive Strengths and Strategy of the Holdco Group

The combination is expected by Holdco to create a group that will be both a world leader in derivatives and risk management and the premier global venue for capital raising. As a true pacesetter across the spectrum of capital markets services, the combined group will offer clients global scale, product innovation, operational and capital efficiencies, and an enhanced range of technology and market information solutions. Holdco expects that as a result of the combination it will be well positioned to compete in an increasingly global capital market with a strong and diversified portfolio of businesses across asset classes, throughout the trading value chain and around the world.

Strategy of the Combined Group

World Leader in Derivatives

The combination is expected by Holdco to create a global derivatives platform, bringing together complementary products of Deutsche Börse Group and NYSE Euronext. The derivatives businesses of Eurex and NYSE Liffe complement each other with respect to interest rate products, with Eurex specializing in the long end of the interest rate curve and NYSE Liffe the short end and equity index products where Eurex has products across the European Union and NYSE Liffe has country-specific ones. The combination of both derivatives businesses is expected by Holdco to create a global industry leader with the size and the scale to compete with other major exchanges. Holdco believes that combining these complementary venues will deliver innovative product and capital efficiency opportunities to its clients and create a more compelling value proposition for established European benchmark products globally.

Leading Global Venue for Capital Raising

The combined cash trading and listings businesses of Deutsche Börse Group and NYSE Euronext Group are expected by Holdco to create an exchange group with leading liquidity pools for European and U.S. equities. Holdco believes that the combination of NYSE Euronext and the Frankfurt Stock Exchange will deliver a pan-European regulated and transparent equities market, while preserving the strong national roles of the five exchanges in Europe: Amsterdam, Brussels, Frankfurt, Lisbon and Paris. In addition, Holdco believes that NYSE

Euronext's listings franchise, already home to some of the world's leading global brands, will be further strengthened by the increased global profile of the new group, enhancing its status as one of the most attractive capital raising venues for companies from around the world.

Global Pioneer in International Risk Management and Post-Trade Services

Based upon Deutsche Börse Group's clearing and risk management expertise and its strong suite of world-class securities financing, settlement and custody services, Holdco intends to accelerate growth based on the combined group's broader coverage of asset classes and regions. Holdco plans to extend cash and derivatives clearing and particularly risk management services beyond the initial asset class coverage of the combined group in order to provide customers with significantly improved cost and capital efficiency opportunities. In addition, it is expected by Holdco that Holdco will benefit from Clearstream's strong and growing presence in Asia.

Compelling Provider of Technology Services

Both Deutsche Börse Group and NYSE Euronext are compelling providers of first-class technology solutions that power the trading operations of all the Deutsche Börse and NYSE Euronext markets, as well as other exchanges around the world. In addition, they provide comprehensive transaction, data and infrastructure services and managed solutions for buy-side, sell-side an exchange communities that require next-generation performance and expertise for mission-critical and value-added client services. Holdco intends to capitalize on its combined technology and service expertise as well as expanded potential client base to deliver an ever wider range of innovative solutions that optimize trading efficiency for clients.

Vendor of Choice for Information Content & Analytics

Holdco believes that the combination will also bring together high growth market data and analytics services and a strong index portfolio. Holdco expects to establish itself as the vendor of choice for low latency price information, value-adding indices and benchmarks and unique trading-related content and analytics. Holdco plans to further strengthen this position by, for example, rolling out new products across the combined group based on the well-established range of existing and newly developed indices.

Further Product Innovation Opportunities

Holdco expects the combination to release additional product innovation potential and intends to combine complementary product lines to provide a global and extensive breadth of product offerings based on a strong portfolio of brands. Holdco intends to utilize the additional innovation potential and believes that the business combination will provide further innovation opportunities for its customer base in terms of products and services, trading strategies and risk management, thus contributing to the efficiency and soundness of global capital markets.

Significant Cost and Revenue Synergies

Holdco expects to realize significant cost synergies from the combination, principally from economies of scale in information technology, clearing operations, market operations and corporate center functions. In addition, Holdco expects cross-selling opportunities between the global cash and derivatives businesses of Deutsche Börse Group and NYSE Euronext. Holdco intends for clients to benefit from significant savings available through common IT infrastructure, simplified clearing processes, capital efficiencies and the formation of a more liquid, pan-European, pan-euro regulated market.

Competitive Strengths

Global Presence in Major Financial Centers

Upon successful combination of Deutsche Börse Group and NYSE Euronext, Holdco anticipates that it will have a truly global franchise and will be present in many of the world's financial centers including New York,

London, Frankfurt, Paris, Luxembourg and Singapore. The combined group will offer its customers access to many of the world's most important capital markets such as the United States and Europe. This global presence reflects the required breadth to service clients in an increasingly global economy and also facilitates the provision of world-class services to global and local customers worldwide.

Leadership in Major Asset Classes and Services

Holdco believes that the combination of the successful markets of Deutsche Börse Group and NYSE Euronext will establish Holdco as a global leader in major asset classes such as global financial derivatives (including U.S. options) and cash equities. It will also bring together high-growth market data and analytics, index and technology services businesses and will create a broad portfolio of multi-asset class pre- and post-trade data, an internationally recognized set of indices and a fast-growing technology services and trading infrastructure provider. These positions are linked to a strong portfolio of brands across the entire value chain, including Deutsche Börse, NYSE Euronext, NYSE, Eurex, NYSE Liffe, Clearstream and STOXX and will help to ensure that Holdco has a diversified and balanced business portfolio.

World-Class IT Infrastructure

The combination of Deutsche Börse Group and NYSE Euronext brings together two industry leaders, each possessing world-class technology with a strong track record of integrating and realizing cost efficiencies. Holdco expects to have access to a technology base consisting of major data centers in the United States, the United Kingdom and Continental Europe, a far reaching network infrastructure and successful trading, clearing, settlement and custody systems such as Eurex, Liffe Connect, SFTI, OptimISE, the Universal Trading Platform and Xetra.

Benchmark Regulatory Model

The combined group expects to serve as a benchmark regulatory model, facilitating transparency and harmonization of capital markets globally, while continuing to operate all national exchanges under local regulatory frameworks and respective brand names.

Markets and Geographical Presence of the Combined Group

Holdco has no operating history. The markets and geographical presence of the combined group will be those of Deutsche Börse Group and NYSE Euronext. For further information on the markets and geographical presence of Deutsche Börse Group and NYSE Euronext, see "Industry and Competition — Market Overview," "Business of Deutsche Börse Group and Certain Information about Deutsche Börse Group" and "Business of NYSE Euronext and Certain Information about NYSE Euronext."

Information Technology of the Combined Group

Holdco expects to generate through the combination significant cost savings and revenue synergies from combining the information technology of Deutsche Börse Group and NYSE Euronext. Holdco plans to have, among other things, a single trading platform for cash equities, an integrated complementary derivatives franchise and combined U.S. platforms. See "The Combination — Certain Synergy Forecasts."

For further information on the information technology of Deutsche Börse Group and NYSE Euronext see "Business of Deutsche Börse Group and Certain Information about Deutsche Börse Group — Information Technology and Data Centers" and "Business of NYSE Euronext and Certain Information About NYSE Euronext — NYSE Euronext's Global Technology Group."

Board of Directors

Composition

Unless otherwise agreed by NYSE Euronext and Deutsche Börse, the Holdco board of directors will, within one month after the expiration of the offer acceptance period, consist of 17 members, including Dr. Reto Francioni, the current chief executive officer of Deutsche Börse, Duncan L. Niederauer, the current chief executive officer of NYSE Euronext and 15 non-executive directors, consisting of nine non-executive directors nominated for appointment upon designation by Deutsche Börse (which are referred to as "Deutsche Börse directors" in this section "Information About Holdco Following the Combination") and six non-executive directors nominated for appointment upon designation by NYSE Euronext (which are referred to as "NYSE Euronext directors" in this section "Information About Holdco Following the Combination").

The articles of association of Holdco to be in effect as of completion of the combination provide that directors are appointed by the general meeting of shareholders by resolution adopted by a two-thirds majority of the votes cast representing more than one-half of Holdco's issued share capital, or by a majority of the votes cast if the appointment is made on a nomination by Holdco's board of directors. Holdco's articles of association further provide that the board of directors has the power to submit a binding nomination (pursuant to Section 2:133 of the Dutch Civil Code) for the appointment of directors to the general meeting of shareholders (also in the case of vacancies to be filled), in which case the persons nominated by the board of directors are appointed unless the nomination is overruled by a two-thirds majority of the votes cast representing more than one-half of Holdco's issued share capital.

The Holdco articles of association provide that each of the directors will be appointed at the annual general meeting of shareholders for a term that will expire at the end of the next annual general meeting of shareholders. Each of the Holdco directors will be nominated by the board of directors for re-election to the board of directors pursuant to a binding nomination at each of the annual general meetings of shareholders occurring in 2012, 2013 and 2014. In addition, the Holdco group chairman and the Holdco group chief executive officer will each also be nominated by the board of directors pursuant to a binding nomination for re-election to the board of directors at the annual general meetings of shareholders occurring in 2015.

In the event that the Holdco board of directors determines that (1) Holdco will qualify as a "foreign private issuer" as defined in Rule 3b-4(c) promulgated under the Exchange Act (such status is referred to in this document as "FPI status") and will maintain FPI status on an ongoing basis through the end of the annual general meeting of shareholders occurring in 2016 and (2) the directors may be appointed by the general meeting of shareholders for a term that expires in 2015 (or in 2016 in the case of the Holdco group chairman and the Holdco group chief executive officer) and directors are not otherwise required by applicable law, regulation or stock exchange listing standards to be elected at each annual general meeting of shareholders, then the Holdco directors will be appointed by the general meeting of shareholders for a term ending at the end of the annual general meeting of shareholders occurring in 2015, except that the Holdco group chairman and the Holdco group chief executive officer will each initially be appointed for a term ending at the end of the annual general meeting of shareholders occurring in 2016.

Biographical information as of the date of the publication of this document about Dr. Reto Francioni and Mr. Duncan L. Niederauer is set forth in the following table.

Name	Age	Present Principal Occupation or Employment, Employment History and Other Directorships
Dr. Reto Francioni	55	Dr. Francioni will serve as the Holdco group chairman and a director of Holdco. Dr. Francioni was appointed chief executive officer of Deutsche Börse, effective November 1, 2005. Dr. Francioni also currently serves as the chairman of the board of directors of Clearstream International S.A. and as the chairman of the supervisory board of Clearstream Holding AG. In addition, Dr. Francioni serves as the deputy chairman of the supervisory board of Eurex Clearing AG, Eurex Frankfurt AG and as the deputy chairman of Eurex Zürich AG's board of directors. Dr. Francioni is a member of the board of trustees for the Center for Financial Studies and Goethe Business School. Dr. Francioni also serves as a member of the International Advisory Board for Instituto de Empresa and as a member of the Strategic Advisory Group for VHV Insurance.
Duncan L. Niederauer	51	Mr. Niederauer will serve as the Holdco group chief executive officer and a director of Holdco. Mr. Niederauer was appointed chief executive officer and director of NYSE Euronext, effective December 1, 2007, after joining NYSE Euronext in 2007 as a member of the management committee. Mr. Niederauer also serves on the boards of NYSE Group and Euronext N.V. Mr. Niederauer was previously a partner at The Goldman Sachs Group, Inc. (United States) where he held many positions, among them, co-head of the Equities Division execution services franchise and the managing director responsible for Goldman Sachs Execution & Clearing, L.P. (formerly known as Spear, Leeds & Kellogg L.P.). Mr. Niederauer joined The Goldman Sachs Group, Inc. in 1985. From 2002 until 2004, Mr. Niederauer also served on the board of managers of Archipelago Holdings, LLC (United States). Mr. Niederauer also serves on the board of trustees for Colgate University.

Powers and Function

The business and affairs of Holdco will, subject to the restrictions imposed by Holdco's articles of association, be managed by the Holdco board of directors. The Holdco board of directors may perform all acts necessary or useful for achieving Holdco's corporate purpose, subject to applicable law and Holdco's articles of association. Certain important decisions of the Holdco board of directors must be submitted to the general meeting of shareholders for approval.

The Holdco board of directors as a whole is authorized to represent Holdco, as is the Holdco group chief executive officer acting individually. In the event of a conflict of interest between Holdco and one of the members of the Holdco board of directors, the Holdco board of directors or the Holdco group chief executive officer, as the case may be, will nonetheless be authorized to represent Holdco, unless the general meeting of shareholders has designated one or more persons to represent Holdco in such case. In the event of such a conflict of interest, the general meeting of shareholders will at all times be authorized to appoint another representative. Pursuant to the Rules for the Board of Directors adopted pursuant to Holdco's articles of association, a member of the Holdco board of directors who has a conflict of interest with Holdco may not participate in the discussions and decision-making process regarding the subject or transaction to which such conflict of interest relates. See "Conflicts of Interest" below.

Meetings and Decision-Making

The Holdco board of directors will meet as often as it deems necessary, or at the request of the Holdco group chairman or the Holdco group chief executive officer. In a meeting of the Holdco board of directors, each director will have the right to cast one vote. Resolutions of the Holdco board of directors on the following subjects will, among other things, require a majority of more than 66% of the total number of seats on the Holdco board of directors:

- appointment and removal of the Holdco group chairman and of the Holdco group chief executive officer in accordance with articles 15.1 and 16.1 of Holdco's articles of association;

- proposals for changes to Holdco's articles of association;

- transformational M&A deals, which are defined as those which (1) require approval by the general meeting of shareholders pursuant to Section 2:107a of the Dutch Civil Code; or (2) in view of their size and significance very materially change the business of Holdco, either in size or direction or geographic presence;

- major structural changes, which are defined as (1) any amendments to articles 2.3, 14.1, 15.5 or 17.7 of Holdco's articles of association; (2) changes or enhancements to the responsibilities and authorities of the Holdco group chairman; or (3) changes or enhancements to the responsibilities and authorities of the Holdco group chief executive officer until the end of the annual general meeting of shareholders held in 2016;

- amendments to the Rules for the Board of Directors of Holdco until the end of the annual general meeting of shareholders held in 2016; and

- changes to the duties and the composition of the board committees until the end of the annual general meeting of shareholders occurring in 2015.

All other resolutions of the Holdco board of directors will be adopted with a simple majority of the votes cast.

Pursuant to the Dutch Civil Code and Holdco's articles of association, resolutions of the Holdco board of directors concerning an important change in Holdco's identity or character or Holdco's business will be subject to the approval of the general meeting of shareholders. Such resolutions include: (1) the transfer of Holdco's business or nearly all of Holdco's business to a third party; (2) the entry into or termination of a long-term co-operation by Holdco or any of Holdco's subsidiaries with another legal entity or as a fully liable partner in a limited or general partnership if such co-operation or termination is of major significance to Holdco; and (3) the acquisition or disposal by Holdco or by any of Holdco's subsidiaries of a participation in the capital of another company, the value of which equals at least one-third of the sum of Holdco's assets as reflected on the consolidated balance sheet included in Holdco's most recently adopted consolidated annual accounts.

Liability

Pursuant to Dutch law, members of Holdco's board of directors may be liable to Holdco for damages in the event of improper or negligent performance of their duties. They may also be liable for damages to third parties

in the event of bankruptcy or default on tax and social security payments as a consequence of improper performance of duties or tort. In certain circumstances, members of Holdco's board of directors may also incur criminal liabilities. The members of Holdco's board of directors and certain executive officers will be insured at Holdco's expense against damages resulting from their conduct when acting in the capacities as such directors, members or officers, which insurance may also provide any such person with funds to meet expenditures incurred or to be incurred in defending any proceedings against him or her and to take any action to enable such expenses not to be incurred. Also, Holdco provides the current and former members of the Holdco board of directors with protection through indemnification under Holdco's articles of association, to the fullest extent permitted by law, against risks of claims and actions against them arising out of their exercise of their duties, or any other duties performed at Holdco's request.

Suspension or Dismissal

The general meeting of shareholders will at all times have the power to suspend or dismiss a member of the Holdco board of directors by a resolution adopted by a two-thirds majority of the votes cast, representing more than half of Holdco's issued capital. To the extent permitted under Dutch law, a director may also be suspended by the Holdco board of directors. A suspension may be extended several times but the total term of the suspension may not exceed three months, and the suspension will expire at the end of this period if no resolution has been adopted either to lift the suspension or to dismiss the relevant director.

Committees

Upon completion of the combination, the Holdco board of directors will initially have the following six committees:

- Audit, Finance and Risk Committee;

- Nomination, Governance and Corporate Responsibility Committee;

- Human Resources and Compensation Committee;

- Strategy Committee;

- Integration Committee; and

- Technology Committee.

According to the Holdco articles of association, the Holdco board of directors will appoint the members of each committee and determine the tasks of each committee. Each of the committees mentioned above will consist of three Deutsche Börse directors and two NYSE Euronext directors (with any vacancies after completion to be filled by the remaining Deutsche Börse directors or NYSE Euronext directors, as applicable) until the end of the annual general meeting of shareholders occurring in 2015.

Audit, Finance and Risk Committee

The Audit, Finance and Risk Committee will be chaired by a non-executive NYSE Euronext director. All members of the Audit, Finance and Risk Committee will be financially literate. The committee will also contain at least one member who will be considered an audit committee financial expert as defined by the SEC and a financial expert within the meaning of the Dutch Corporate Governance Code. The responsibilities of the Audit, Finance and Risk Committee of Holdco will be determined by the Holdco board of directors.

Nomination, Governance and Corporate Responsibility Committee

The Nomination, Governance and Corporate Responsibility Committee will be chaired by the Holdco group chairman. However, if it cannot be ensured that FPI status is available and can be maintained after the completion of the combination to permit the Holdco group chairman to chair the committee, then the corporate

governance structure of Holdco will be amended in accordance with applicable law so that a non-executive Deutsche Börse director will be nominated by the Holdco group chairman to become the chair of the committee. In such case, the Holdco group chairman will have a permanent right of attendance at the meetings of the committee without having the right to vote. The responsibilities of the Nomination, Governance and Corporate Responsibility Committee of Holdco will be determined by the Holdco board of directors.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee will be chaired by a non-executive NYSE Euronext director. The Holdco group chairman will be a member of the committee. However, if it cannot be ensured that FPI status is available and can be maintained after the completion of the combination to permit the Holdco group chairman to be a member of the committee, then the corporate governance structure of Holdco will be amended in accordance with applicable law so that a non-executive director nominated for appointment upon designation by Deutsche Börse will be nominated by the Holdco group chairman to become a member of the committee. In such case, the Holdco group chairman will have a permanent right of attendance at the meetings of the committee without having the right to vote. The responsibilities of the Human Resources and Compensation Committee of Holdco will be determined by the Holdco board of directors.

Strategy Committee

The Strategy Committee will be chaired by the Holdco group chairman, and the Holdco group chief executive officer will be a member of the committee. The responsibilities of the Strategy Committee of Holdco will include submitting proposals to the Holdco board of directors regarding principal Holdco group and long-term strategy (including transformational mergers and acquisitions) and the strategic business plan.

Integration Committee

The Integration Committee will be chaired by the Holdco group chief executive officer, and the Holdco group chairman will be a member of the committee. The responsibilities of the Integration Committee of Holdco will include:

- considering the integration policy and parameters developed by the Holdco group chief executive officer; and

- submitting proposals to the board of directors as deemed necessary.

Technology Committee

The Technology Committee will be chaired by a Deutsche Börse director. The responsibilities of the Technology Committee of Holdco will be determined by the Holdco board of directors.

Management

It is expected that immediately following completion of the combination, the Holdco group chief executive officer will appoint the members of the Global Executive Committee of the Holdco group. The members of the Global Executive Committee will operate on the basis of powers attributed to them by the Holdco group chief executive officer. The composition of the Global Executive Committee, its tasks and responsibilities and the way of decision making will be as set out in the Rules for the Global Executive Committee, which are adopted by the Holdco group chief executive officer with the approval of the Holdco board of directors. Amendments to the Rules for the Global Executive Committee will require the approval of both the Holdco group chief executive officer and the Holdco board of directors and can therefore not be made by the Holdco group chief executive officer acting unilaterally. The members of the Global Executive Committee will execute the managerial responsibilities of the Holdco group's day-to-day business. Any appointment of members of the Global

Executive Committee will be made by the Holdco group chief executive officer in close consultation with the Holdco group chairman and the Holdco board of directors. The Global Executive Committee will consist of eight members, including the Holdco group chief executive officer and seven other members. The only member of the Global Executive Committee who will serve as a director of Holdco will be Duncan L. Niederauer, the Holdco group chief executive officer. Other than the members of the Holdco board of directors and the Global Executive Committee, the Holdco group has no other senior managers who are relevant to establishing that Holdco has the appropriate expertise and experience for the management of Holdco's business within the meaning of EU Regulation No. 809/2004 Annex 1 No. 14. Based on the role attributed to it in the Rules for the Global Executive Committee, the Global Executive Committee will have, in particular, the following competencies and responsibilities:

- management of the day-to-day business of the Holdco group and preparation of proposals for approval by the Holdco board of directors; and

- reporting to the Holdco board of directors on a regular basis and supporting the Holdco board of directors in its decision-making, in particular with respect to the business plan and annual budget of the Holdco group, changes in legal structure and organization, business group and corporate center strategy and compensation and benefits principles.

Although the Global Executive Committee has the responsibilities set forth above, ultimate executive authority will rest with the Holdco group chief executive officer, including the powers set forth under the heading "Governance and Management of the Holdco Group—Holdco Group Chief Executive Officer."

The following table sets forth information as to those who are expected to be the members of the Global Executive Committee of the Holdco group upon completion of the combination.

Name	Title
Duncan L. Niederauer	Holdco Group Chief Executive Officer
Andreas Preuss	Head of Global Derivatives, President and Deputy Group Chief Executive Officer
Gregor Pottmeyer	Group Chief Financial Officer
Lawrence E. Leibowitz	Head of Global Cash Trading and Listings and Chief Operating Officer
Jeffrey Tessler	Head of Global Settlement and Custody
Dominique Cerutti	Head of Technology Services/IT and President
Frank Gerstenschläger	Head of Market Data and Analytics
John K. Halvey	Group General Counsel/Head of Legal

The ages of each of the non-director members of the Global Executive Committee of Holdco as of the date of the publication of this document, as well as certain other biographical information about them, are set forth in the following table.

Name	Age	Present Principal Occupation or Employment, Employment History and Other Directorships
Andreas Preuss	54	Mr. Preuss will serve as Head of Global Derivatives, President and Deputy Group Chief Executive Officer of Holdco. Mr. Preuss has served as deputy chief executive officer of Deutsche Börse since 2008. Since 2006, Mr. Preuss has been a member of the management board responsible for the derivatives and market data division and the chief executive officer of Eurex Clearing AG, Eurex Frankfurt AG and Eurex Zürich AG. He has been a member of the management board of Eurex Services GmbH since 2007 and a member of the management board of Eurex Deutschland since 2006. From 2002 to 2006, Mr. Preuss served as the chief operating officer and member of the board and partner of the Mako Group in London. Mr. Preuss is a member of the board of directors of International Options Market Association, U.S. Futures Exchange, L.L.C. and World Federation of Exchanges. He serves as vice chairman of the board of directors of International Securities Exchange, L.L.C. and International Securities Exchange Holdings, Inc. and as the vice chairman of the supervisory board of Clearstream Holding AG. Mr. Preuss is also a member of the board of directors and shareholder director of Bombay Stock Exchange Limited.
Gregor Pottmeyer	48	Mr. Pottmeyer will serve as Group Chief Financial Officer of Holdco. Mr. Pottmeyer has been a member of the management board and chief financial officer of Deutsche Börse since 2009. From 2004 to 2009, Mr. Pottmeyer was a board member of Mercedes Benz Bank AG and was responsible for finance and risk management. From 2002 to 2005, Mr. Pottmeyer served as board member of DaimlerChrysler Bank AG and was responsible for finance and risk management. Mr. Pottmeyer serves as a member of the supervisory board of Clearstream Holding AG, Eurex Clearing AG, Eurex Frankfurt AG and Eurex Zürich AG. Mr. Pottmeyer is also a member of the board of directors of Clearstream International S.A.
Lawrence E. Leibowitz	50	Mr. Leibowitz will serve as the Head of Global Cash Tradings and Listings and Chief Operating Officer of Holdco. Mr. Leibowitz was appointed chief operating officer of NYSE Euronext in the first quarter of 2010. In this capacity, he is responsible for operations management, global cash execution and global listings. He previously served as group executive vice president and head of U.S. Execution and Global Technology from 2007 until 2009. He joined NYSE Euronext in 2007, having

Name	Age	Present Principal Occupation or Employment, Employment History and Other Directorships
		served as managing director and chief operating officer, Americas Equities, at UBS Investment Bank. Prior to joining UBS in 2004, Mr. Leibowitz held the position of executive vice president, co-head of Schwab Capital Markets. He currently serves on the board of National Stock Exchange of India and has also served on many industry boards and committees, among them the Market Structure Committee of the former Securities Industry Association (now SIFMA).
Jeffrey Tessler	56	Mr. Tessler will serve as Head of Global Settlement and Custody of Holdco. In 2008, Mr. Tessler was appointed chief executive officer of Clearstream Holding AG. Since 2004, Mr. Tessler has served as a member of the management board of Deutsche Börse. In 2004, Mr. Tessler was appointed chief executive officer and president and chairman of the group executive management of Clearstream International S.A. Mr. Tessler was also appointed chief executive officer and chairman of the group executive management of Clearstream Banking S.A. in 2004. Mr. Tessler serves as chairman of the supervisory board of Clearstream Banking AG, deputy chairman of the board of directors of Clearstream International S.A., chairman of the board of directors of Clearstream Services S.A. and chairman of the Edmond Israel Foundation. Mr. Tessler also serves as a member of the board of directors of Clearstream Banking S.A. and SWIFT.
Dominique Cerutti	50	Mr. Cerutti will serve as Head of Technology Services/IT and President of Holdco. Mr. Cerutti was appointed president and deputy chief executive officer of NYSE Euronext in the first quarter of 2010. He joined NYSE Euronext on December 15, 2009 and was approved as deputy chief executive officer and head of global technology on December 31, 2009. Mr. Cerutti most recently served as general manager of IBM Southwest Europe. In this role, he led all of IBM's business operations, had full profit and loss responsibility and ensured risk management, compliance and business controls across IBM's business units in southern and western Europe. Mr. Cerutti was a member of IBM Chairman and CEO Sam Palmisano's Senior Leadership Team. Previously, he was general manager of IBM's Global Services in Europe, Middle East & Africa, based in Paris. In 1999, he was appointed executive assistant at IBM's New York headquarters to former IBM Chairman and CEO Louis V. Gerstner. Before joining IBM in 1986, Mr. Cerutti spent two years with Bouygues, a French civil engineering company, in Saudi Arabia.

Name	Age	Present Principal Occupation or Employment, Employment History and Other Directorships
Frank Gerstenschläger	50	Mr. Gerstenschläger will serve as Head of Market Data and Analytics of Holdco. Mr. Gerstenschläger joined Deutsche Börse in 1995 and is a member of the management board responsible for the Xetra Division. Mr. Gerstenschläger is also the chairman of the management board of FWB Frankfurter Wertpapierbörse (the Frankfurt Stock Exchange). From 2003 to 2007, Mr. Gerstenschläger was the managing director responsible for technology services for Deutsche Börse. From 2002 to 2005, Mr. Gerstenschläger served as the chairman of the supervisory board of Silverstroke and was the chief executive officer of Entory AG. Mr. Gerstenschläger is currently a member of the supervisory board of Clearstream Banking AG. He is also a member of the board of directors of Scoach Holding S.A. and FESE Federation of European Securities Exchanges and a member of the executive board and the board of trustees of Frankfurt Main Finance E.V.
John K. Halvey	50	Mr. Halvey will serve as Group General Counsel/Head of Legal of Holdco. Mr. Halvey has served as group executive vice president and general counsel of NYSE Euronext since 2008. Mr. Halvey also serves on the supervisory board of Euronext N.V. Prior to joining NYSE Euronext in 2008, Mr. Halvey was a corporate partner with the international law firm of Milbank, Tweed, Hadley & McCloy, LLP from 1994 to 1999 and from 2001 to 2008. From 1999 to 2001, Mr. Halvey was executive vice president of Safeguard Scientifics, Inc. Mr. Halvey has practiced in all areas of corporate, technology and intellectual property law, with particular emphasis on information technology and business process related transactions and private equity transactions involving technology companies.

Conflicts of Interest

Pursuant to the provisions of the Dutch Corporate Governance Code and Holdco's Rules for the Board of Directors, directors will not participate in the discussions or the decision-making process on a subject or transaction in relation to which he or she has a conflict of interest with Holdco (which can be a direct or indirect personal interest that conflicts with the interests of Holdco). A director will in any event be deemed to have a conflict of interest with Holdco if: (1) he or she has a material personal financial interest in an entity that Holdco or a Holdco subsidiary intends to enter into a transaction with; (2) he or she is a family member of a member of the management of an entity that Holdco or a Holdco subsidiary intends to enter into a transaction with; (3) he or she holds a management or supervisory position in an entity that Holdco or a Holdco subsidiary intends to enter into a transaction with; or (4) the Holdco board of directors has ruled in its sole discretion that a conflict of interest exists. All transactions in which there are conflicts of interest with members of the Holdco board of directors must be concluded on terms that are at least customary in the sector concerned, and resolutions to enter into such transactions must be approved by Holdco's board of directors.

Each director is required to immediately report any potential conflict of interest concerning such director to the Holdco group chairman and must provide the Holdco group chairman with all information relevant to the

conflict of interest. Unless the Holdco board of directors determines that a conflict of interest exists, the Holdco group chairman will determine whether a reported potential conflict of interest qualifies as a conflict of interest under the relevant provisions of Holdco's Rules for the Board of Directors. In the event that the Holdco group chairman has a potential conflict of interest, he or she is required to immediately report such potential conflict to the chairman of the Audit, Finance and Risk Committee and provide him or her with all information relevant to the conflict of interest. The Holdco board of directors will determine whether a reported (potential) conflict of interest in respect of the Holdco group chairman qualifies as a conflict of interest under the relevant provisions of Holdco's Rules for the Board of Directors.

In the event of a conflict of interest between Holdco and one of the members of the Holdco board of directors, the Holdco board of directors or the Holdco group chief executive officer, as the case may be, will nonetheless be authorized to represent Holdco, unless the general meeting of shareholders has designated one or more persons to represent Holdco in such case.

Holdco, Deutsche Börse and/or NYSE Euronext are considering the individuals (as far as their names are already known and mentioned herein) they expect to designate to become members of the Holdco board of directors, as well as the individuals who are expected to become the members of the Global Executive Committee. Based on such considerations Holdco has determined that:

- All of the non-executive directors on Holdco's board of directors are expected to be independent within the meaning of the Dutch Corporate Governance Code (as far as their names are already known and mentioned herein).

- There are no conflicts of interest or potential conflicts of interest of the potential members of the Holdco board of directors or members of the Global Executive Committee regarding their duties towards Holdco, and their private interests or other duties other than any conflicts of interest or potential conflicts of interest as described in "Business of Deutsche Börse Group and Certain Information about Deutsche Börse Group — Supervisory Board and Management Board" and "Business of NYSE Euronext and Certain Information about NYSE Euronext — Compensation Discussion and Analysis."

- There are no service agreements between Holdco or the entities that are expected to become subsidiaries of Holdco as a result of the combination, on the one hand, and any of the potential Holdco board members who have been interviewed, on the other hand, that provide for concessions in the event of the termination of the service agreement, and none of the entities that are expected to become subsidiaries of Holdco as a result of the combination have granted any loans to such individuals or have drawn on any loans from such individuals.

- None of the potential Holdco board members or members of the Global Executive Committee have, during the last five years, been convicted of any fraudulent crime or have for at least the previous five years been party to any bankruptcies, receiverships or liquidations of a commercial company or partnership in which they acted as a member of the Board of Directors or the Management Committee.

- None of the aforementioned persons was the subject of official public incrimination or sanctions by statutory or regulatory authorities (including designated professional bodies) or was disqualified by a court from acting as a member of an administrative, management or supervisory body of an issuer or from acting in the management or conduct of affairs of any issuer during at least the previous five years.

- No family relationships exist among the potential Holdco board members or members of the Global Executive Committee.

Compensation of Directors and Executive Officers

Holdco has not yet paid any compensation to its directors, executive officers or other managers. The form and amount of the compensation to be paid to each of Holdco's directors, executive officers and other managers will be determined by the Holdco board of directors in line with the remuneration policy to be adopted by Holdco's general meeting of shareholders as soon as practicable prior to or following the completion of the combination. For historical compensation information about executive officers and directors of Deutsche Börse and NYSE Euronext, see "Business of Deutsche Börse Group and Certain Information about Deutsche Börse Group — Supervisory Board and Management Board" and "Business of NYSE Euronext and Certain Information about NYSE Euronext — Compensation Discussion and Analysis."

Principal Shareholders

The following table sets forth information, as of the date of the publication of this document, regarding the beneficial ownership of Holdco shares, after giving effect to the combination and the post-completion reorganization, of:

- each person that will be a beneficial owner of more than 5% of Holdco shares;

- each member of the Holdco board of directors;

- each member of the Global Executive Committee of the Holdco group; and

- all members of the Holdco board of directors and members of the Global Executive Committee of the Holdco group, taken together.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, Holdco believes that each shareholder identified in the table possesses sole voting and investment power over all Holdco shares shown as beneficially owned by that shareholder. Percentage of beneficial ownership is based on the approximately 318.0 million Holdco shares that would be outstanding immediately following the combination assuming all Deutsche Börse shares are exchanged in the exchange offer and, in the case of individuals who are expected to become directors and members of the Global Executive Committee of the Holdco group, on their ownership of Deutsche Börse shares and NYSE Euronext shares as of March 1, 2011.

Name and Address of Beneficial Owner	Number of Ordinary Shares	Percentage
Directors:		
Dr. Reto Francioni	—	—
Duncan L. Niederauer	85,634	*
	—	—
Non-Director Officers:		
Andreas Preuss	—	—
Gregor Pottmeyer	—	—
Lawrence E. Leibowitz	31,813	*
Jeffrey Tessler	—	—
Dominique Cerutti	337	*
Frank Gerstenschläger	—	—
John K. Halvey	38,428	*
All members of Holdco's board of directors and members of the Global Executive Committee as a group (currently 9 individuals in total)	156,272	*

* Less than 1%.

Corporate Purpose

Following completion of the combination, Holdco's purpose pursuant to article 3 of its articles of association will be:

- to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies, including without limitation businesses and companies of which the objects are to set up, develop, hold and operate, directly or indirectly, one or more exchanges or markets or other facilities with regard to the listing of, the trade in, the clearing and settlement of transactions in, and the custody of, securities and derivatives;

- to finance and/or acquire businesses and companies;

- to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

- to render advice and services to businesses and companies with which Holdco forms a group and to third parties;

- to grant guarantees, to bind Holdco and to pledge its assets for obligations of businesses and companies with which it forms a group and on behalf of third parties;

- perform any and all activities of an industrial, financial or commercial nature;

and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

Corporate Governance

Dutch Corporate Governance Code

On December 10, 2008, the Dutch Corporate Governance Committee promulgated the amended Dutch Corporate Governance Code. The Dutch Corporate Governance Code contains principles and best practice provisions for management boards or supervisory boards (or, as the case may be, one-tier board of directors), shareholders and general meetings of shareholders, financial reporting, auditors, disclosures and compliance and enforcement standards for Dutch listed companies. The Dutch Corporate Governance Code will apply to Holdco as from the start of the financial year, which coincides with the calendar year, in which its shares are admitted to trading on the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris or any other government-recognized stock exchange.

Dutch companies listed on a government-recognized stock exchange, including the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris, are required to disclose in their annual reports whether or not they apply the provisions of the Dutch Corporate Governance Code that are addressed to their management board or supervisory board (or, as the case may be, their one-tier board of directors) and, if they do not apply, to explain the reasons why. The Dutch Corporate Governance Code provides that if a company's general meeting of shareholders explicitly approves the corporate governance structure and policy and endorses the explanation for any deviation from the best practice provisions, such company will be deemed to have applied the Dutch Corporate Governance Code.

As of the completion of the combination, Holdco will apply all of the relevant provisions of the Dutch Corporate Governance Code with the following deviations which, together with the reasons for those deviations, are set forth below. Although these deviations will be disclosed in Holdco's annual reports, they have not yet been explicitly approved at the annual general meeting of shareholders.

In deviation from best practice provision II.1.1 and III.3.5 of the Dutch Corporate Governance Code, provided Holdco qualifies as a "foreign private issuer" as defined in Rule 3b-4(c) promulgated under the U.S. Securities Exchange Act, the Holdco group chief executive officer and Holdco group chairman may be appointed

for a term ending at the end of the annual general meeting in 2016, deviating from the principle that management board members and supervisory board members may be appointed for a maximum term of four years.

Pursuant to best practice provision IV.1.1 of the Dutch Corporate Governance Code, a general meeting of shareholders should be empowered to overrule binding nominations of candidates for appointment to the board of directors and to dismiss members of the board of directors by an absolute majority of the votes cast, although the company may require that such a majority represents a minimum number of outstanding shares, which number may not exceed one-third of the issued capital. If an absolute majority of the votes cast is in favor of the proposal but this majority does not represent the minimum number of shares required, a second meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, without any minimum requirement. Holdco's articles of association as will be in effect following completion of the combination state that the general meeting of shareholders may overrule a binding nomination (pursuant Section 2:133 of the Dutch Civil Code) and may suspend or dismiss a member of the Holdco board of directors, in each case by a resolution adopted by a two-thirds majority of the votes cast representing more than half of Holdco's issued capital. If the votes in favor do not represent at least half of Holdco's issued capital, there will not be a second meeting for consideration of the resolution. Although this is a deviation from best practice provision IV.1.1 of the Dutch Corporate Governance Code, Holdco takes the view that these provisions will enhance the continuity of Holdco's management and policies.

Dividend Policy

Following completion of the combination, Holdco's articles of association will provide for a preferred dividend to be paid on each outstanding preference share (if any) out of the profits earned in a financial year. After this dividend is paid, the Holdco board of directors will, in its sole discretion, determine which part of the profits remaining will be reserved. The allocation of profits remaining on Holdco shares will be determined by the general meeting of shareholders provided that no further distributions will be made on the preference shares. Holdco currently has no intention to issue preference shares.

Other Aspects of Holdco's Articles of Association

For a description of other aspects of Holdco's articles of association that will be in effect as of completion of the combination, see "Description of the Shares of Holdco."

Information About Holdco Before the Combination

The information provided below pertains to Holdco prior to the completion of the combination. To date, Holdco has not conducted any material activities other than those incident to its formation and the matters contemplated by the business combination agreement, such as the formation of Pomme Merger Corporation (a wholly owned subsidiary of Holdco), the making of certain required securities law filings and the preparation of this document. The management of Holdco has not resolved to make any future investments other than in relation to the business combination.

It is expected that prior to the completion of the combination, Holdco's general meeting of shareholders will resolve to completely revise Holdco's current articles of association. The amendment of Holdco's current articles of association will take effect through the execution of a notarial deed of amendment immediately prior to the completion of the combination.

The following information about Holdco or Holdco's current articles of association should be read in conjunction with relevant provisions of Dutch law.

Incorporation, Name, Seat, Fiscal Year

Holdco was incorporated as a public limited liability company (*naamloze vennootschap*) under the laws of the Netherlands on February 10, 2011, by Herengracht Financial Services B.V. with an issued share capital of

€45,000 fully paid up in cash. Holdco is registered with the Dutch Trade Register of the Chamber of Commerce under the registration number 52019756 under the legal name Alpha Beta Netherlands Holding N.V. Holdco currently does not use a commercial name different from its legal name.

See "Description of the Shares of Holdco" for more information regarding Holdco's share capital.

Holdco has been formed for an unlimited duration.

Holdco's official seat (*statutaire zetel*) is in Amsterdam, the Netherlands and its business address is Beursplein 5, 1012 JW Amsterdam, the Netherlands (tel. +31 (0) 20 550-4444).

As a public limited liability company incorporated in the Netherlands, Holdco is subject to the laws of the Netherlands.

Holdco's fiscal year is the calendar year.

Employees

As of the date of the publication of this document, Holdco has no employees.

Sole Shareholder

Stichting Alpha Beta Netherlands, a foundation incorporated and existing under the laws of the Netherlands, is currently the sole shareholder of Holdco.

Directors and Management

Holdco is currently managed by a management board with two managing directors, one designated by Deutsche Börse and one by NYSE Euronext. Decisions of the management board prior to the completion of the combination may only be made by both managing directors acting jointly.

The following individuals are currently the sole managing directors of Holdco:

Name	Age	Present Principal Occupation or Employment, Employment History and Other Directorships
Marcus P. Thompson	47	Mr. Thompson joined Deutsche Börse in 2000 and is currently Managing Director, responsible for financial accounting and controlling. He is a member of the management boards of Clearstream Holding AG, Clearstream Banking S.A., Finnovation S.A. and Risk Transfer Re S.A., and the supervisory board of Clearstream Banking AG. From April 2003 to December 2009, he was a board member of Deutsche Börse Finance S.A. and from March 2010 until March 2011, a member of the Supervisory Board of Deutsche Börse Systems AG. From April 2007 until September 2009, he acted as liquidator of Deutsche Börse IT Holding. He is a member of the Institute of Chartered Accountants in England and Wales.

Name	Age	Present Principal Occupation or Employment, Employment History and Other Directorships
Stéphane Biehler	43	Stéphane Biehler has been NYSE Euronext's chief accounting officer and corporate controller since December 2007. In this capacity, he is responsible for all accounting, tax, and internal controls over financial reporting, as well as global consolidation and external reporting functions. Mr. Biehler previously served as corporate controller of NYSE Group since March 2006. Mr. Biehler joined Archipelago as corporate controller in March 2004.

Messrs. Biehler and Thompson will resign upon appointment of the members of the Holdco board of directors.

The managing directors of Holdco can be reached at Holdco's business address: Beursplein 5, 1012 JW Amsterdam, The Netherlands (phone number: +31(0) 20550-4444).

Certain Information on the Members of the Management Board

During the previous five years, no member of the management board has been convicted of any fraudulent offenses. In addition, no member of either board has been publicly incriminated or sanctioned by statutory or regulatory authorities (including professional associations) or, acting in the capacity of a member of a management or supervisory entity or as founder of an issuer, been associated with any bankruptcies and/or insolvencies, receiverships or liquidations, except that Mr. Thompson acted as the liquidator of Deutsche Börse IT Holding GmbH and was a board member of Deutsche Börse Finance S.A. prior to its orderly liquidation. No member of the management board has ever been deemed by a court to be unfit for membership in a management or supervisory entity of a company or to be unfit to exercise management duties for or manage the business of an issuer during the previous five years.

No family relationships exist among the members of the management board.

There are no service contracts between members of the management board and Holdco or any of its subsidiaries providing for benefits upon termination of employment.

Non-existence of Other Senior Management

Other than the members of the management board, Holdco has no other senior manager who is relevant to establishing that Holdco has the appropriate expertise and experience for the management of its business in the meaning of EU Regulation No. 809/2004 Annex I No. 14.

Conflicts of Interest

There are, to Holdco's knowledge, no conflicts of interest or potential conflicts of interest between the duties of members of the management board to Holdco and their private interests or other duties. No member of the management board has entered into any service contract with Holdco, Deutsche Börse or NYSE Euronext providing for special benefits upon termination of employment.

Committee

Holdco has not yet established an audit committee or a remuneration committee.

Corporate Governance

The Dutch Corporate Governance Code will apply to Holdco as from the start of the financial year, which concurs with the calendar year, in which its shares are admitted to trading on the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris or any other government-recognized stock exchange, see "— Information on Holdco after the combination — Corporate Governance".

Articles of Association of Holdco Before the Combination

Corporate Purpose

Pursuant to article 3 of Holdco's current articles of association, Holdco's purpose is:

- to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

- to finance businesses and companies;

- to borrow, to lend and to raise funds, including the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

- to render advice and services to businesses and companies with which Holdco forms a group and to third parties;

- to grant guarantees, to bind Holdco and to pledge its assets for obligations of businesses and companies with which it forms a group and on behalf of third parties;

- to acquire, alienate, encumber, manage and exploit registered property and items of property in general;

- to trade in currencies, securities and items of property in general;

- to exploit and trade in patents, trademarks, licenses, knowhow, copyrights, database rights and other intellectual property rights;

- perform any and all activities of an industrial, financial or commercial nature;

and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

Transfer of Shares

Holdco's current articles of association provide that unless all shareholders have granted permission for the intended transfer in writing, a transfer of any Holdco shares can only be effected after the Holdco shares have been offered for sale to the other Holdco shareholders. The price for which the offered shares can be purchased by the interested parties will be set by the offeror and the interested parties in joint consultation or by one or more experts designated by them.

Amendment of the Articles of Association

Holdco's current articles of association may be amended by a resolution adopted by the general meeting of shareholders.

General Meetings of Shareholders

The annual general meeting of shareholders will be held within six months after the end of the financial year. Notice of annual general meetings of shareholders will be given by the management board of Holdco. Shareholders alone or jointly representing in the aggregate at least one-tenth of Holdco's issued capital may request the management board to convene a general meeting of shareholders, stating specifically the business to be discussed.

Right of Preemption

Upon issuance of new Holdco shares, each holder of Holdco shares will have a right of preemption in proportion to the aggregate nominal value of such shareholder's Holdco shares. Prior to each single issuance of shares, the rights of preemption may be limited or excluded by a resolution adopted at an annual general meeting of shareholders provided that the power to limit or exclude preemption rights may be delegated to the management board. U.S. holders of Holdco shares should be aware that their ability to exercise preemption rights may be limited unless a registration statement under the Securities Act has been filed to register the offering of preemptive rights with the SEC.

Dividends and Distributions

Prior to completion of the combination, out of the profits earned in a financial year, primarily and insofar as possible, an amount of one eurocent (€0.01) is paid on each D Share. The allocation of any profits remaining after such distributions on the D shares will be determined by Holdco's general meeting of shareholders, provided that no further distributions of profits will be made on D Shares. It is contemplated that on or about the same date of the issuance of Holdco shares as described in "Description of the Shares of Holdco — Authorized and Issued Share Capital After Completion of the Combination," after the issue of such shares, the D Shares will be cancelled or repurchased and subsequently cancelled by Holdco. Distributions on shares may only be made after adoption of the annual accounts if permissible under the laws of the Netherlands given the contents of the annual accounts and only up to an amount that does not exceed the part of Holdco's equity that exceeds the aggregate of the issued capital and the reserves, which must be maintained pursuant to the laws of the Netherlands. The general meeting may resolve to make interim distributions and/or to make distributions at the expense of any reserve of Holdco provided that the applicable statutory requirements are met.

Dividend History

Holdco has been recently incorporated and has paid no dividends.

Information about Holdco's Material Subsidiaries

At the date of the publication of this document, Holdco does not hold any equity interest in any other legal entity, except for Pomme Merger Corporation. For information regarding any equity interests held after the completion of the combination, see "The Business Combination Agreement — Structure of the Combination."

Auditor of Holdco's Financial Statements

In connection with the completion of the combination, Holdco expects to appoint a member firm of either KPMG AG Wirtschaftsprüfungsgesellschaft, Klingelhöferstraße 18, 10785 Berlin, Germany, being the auditor of Deutsche Börse, or PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017, United States of America, being the auditor of NYSE Euronext, as the statutory auditor of Holdco's annual financial statements for the fiscal year 2011 and of Holdco's annual consolidated financial statements for the fiscal year 2011.

SELECTED FINANCIAL INFORMATION OF HOLDCO

Holdco was formed on February 10, 2011. Accordingly, the financial statements as of the date of the publication of this document only consist of the audited opening balance sheet and corresponding notes. As Holdco had no operations as of February 10, 2011, Holdco omitted the statement of comprehensive income, statement of cash flows and statement of changes in equity thereto.

The following table shows the audited opening balance sheet of Holdco as of February 10, 2011:

	EUR
ASSETS	
CURRENT ASSETS	
Cash in bank	45,000
	45,000
SHAREHOLDER'S EQUITY AND LIABILITIES	
CAPITAL AND RESERVES	
Issued and paid-up share capital	45,000
Share premium	—
Retained earnings	—
	45,000

INDUSTRY AND COMPETITION

Market Overview

Deutsche Börse Group and NYSE Euronext operate cash trading markets for equity and fixed income securities as well as derivatives markets across Europe and the United States and provide listing and other related services, including market data and information as well as technology services. In addition, the companies offer post-trade services, namely clearing as well as settlement and custody services.

Listing and Trading

Securities exchanges provide primary and secondary listing services to companies that are seeking to have their securities admitted to trading. Listing is a necessary pre-condition to the trading of equities on an exchange. By listing its securities, an issuing company gains access to the capital markets.

On the cash trading venues operated by Deutsche Börse Group and NYSE Euronext, equities, fixed income securities, as well as exchange-traded funds, exchange-traded commodities, exchange-traded notes, actively managed funds and certificates, convertibles and warrants, whose values depend on a variety of underlying assets, are traded.

On the derivatives trading venues operated by Deutsche Börse Group and NYSE Euronext, a wide range of financial instruments, including options and futures, whose value depends on an underlying asset such as an individual equity or fixed income security, index, commodity or currency, are traded.

Post-trade Services

Clearing as well as settlement and custody are post-trade services that are used to implement and complete transactions. Securities clearing, which takes place between trade matching and settlement, includes netting, enrichment of trades with information required for settlement (*e.g.*, settlement account information) as well as the validation of the existence of sufficient money and securities. Securities clearing also includes the services of a central counterparty which acts as counterparty to both buyers and sellers and manages the counterparty risks resulting in margin requirements for clearing members to cover their net risk exposure. Settlement involves the effective transfer of securities and cash between the counterparties to the trade. The same processes generally apply to derivatives, except that derivates are generally cash settled. Custody services cover the secure and reliable asset safekeeping of certified securities on behalf of the owners, the handling of payments and notifications to the owner of the securities including, handling of corporate actions and dividend re-investments. The custodian holds in its custody accounts cash and equity and fixed income securities and all the other securities listed above under "Listing and Trading."

Related Services

In addition, operators of trading platforms provide related services, such as information services and technology services.

Market data and information services focus on producing, collecting, refining, marketing and distributing to capital market stakeholders financial data, including order book information, price data, trading volumes and statistics and analyses as well as the development, calculation and dissemination of indices.

Finally, Deutsche Börse Group and NYSE Euronext have developed technology solutions which they offer to, for example, other securities exchanges or market participants. These services relate to the development, implementation and operation of technology solutions for financial markets participants, such as, for example, electronic trading or market data platforms and related software.

Market and Trends

The past decade has seen extraordinary changes in the competitive and commercial environment in which Deutsche Börse Group and NYSE Euronext operate. Globalization of trading, the introduction of an array of new trading platforms and clearing houses, the financial crisis and significant regulatory initiatives have transformed the competitive landscape. Issuers, investors, and intermediaries have become increasingly insistent that exchange operators provide open, efficient, and competitive global marketplaces that allow for the trading of multiple products from around the world. This globalization has enabled financial centers to emerge not only in traditional places such as Europe and the U.S., but also more recently in Asia.

Equities trading has historically been fragmented along national lines. Recent years have seen growing demands from large customers who are rapidly globalizing their own business models. These customers seek global markets, where they can trade across continents, time zones and instruments, and increasingly view the fragmented nature of major cash equity markets as anachronistic.

As to the trading of derivatives, the universe of derivatives instruments has been steadily broadened through innovation by market participants and operators. That universe today consists of numerous substitute and complementary products. Collectively, these instruments have developed into a main pillar of the international financial system and the economy as a whole. They can be used to hedge risks and therefore contribute to economic growth. The derivatives market has a global character, mainly populated by professional wholesale traders such as banks and investment firms. These players trade across geographies and time zones, giving rise to a market globally worth a three digit trillion Euro figure by notional value outstanding, of which an estimated 80% to 90% exists over-the-counter (which is referred to in this document as "OTC") or off-exchange.

As demonstrated especially during the market turbulence of the recent economic crisis, on-exchange infrastructures have proven to be safe, stable, and resilient, with transparency in price discovery, neutrality, and effective risk management. The further convergence of OTC and on-exchange trading is widely anticipated in light of the regulatory pressure for the clearing of OTC-traded derivatives.

Competition

The competitive environment has undergone, and continues to undergo, transformational changes triggered by market participants, investors, infrastructure operators, and regulators, as well as intensifying competition. These changes have transformed the businesses of Deutsche Börse Group and NYSE Euronext. These developments include:

- Technological developments, including the introduction of new information and communication technologies that have made financial markets more efficient, more accessible and easier to establish. Traders around the globe can and do easily access the world's financial markets, and are better able to come together to form new trading platforms. The past decade has seen the emergence of new professional traders, who account for an increasingly large proportion of trading. By using advanced computer algorithms, these traders rapidly shift liquidity from market-to-market on a global basis as they seek to exploit opportunities resulting in a more efficient global marketplace.

- The enactment of Regulation ATS and Regulation NMS in the United States, combined with the sophisticated development of trading and routing technology have dramatically lowered the barriers to entry into the U.S. cash trading business, resulting in the fragmentation of trading and the development of significant competition, which is expected to intensify in the future. Current and prospective competitors include regulated markets, electronic communication networks, dark pools and other alternative trading systems, market makers and other execution venues. NYSE Euronext and Deutsche Börse also face growing competition from large brokers and customers that may assume the role of principal and act as counterparty to orders originating from retail customers, or by matching their respective order flows through bilateral trading arrangements.

- The entry into force of the MiFID which has changed the competitive landscape for trading of equities in Europe. It has facilitated the emergence of a large number of multilateral trading facilities, including Chi-X, BATS, Turquoise and Equiduct, which compete intensely with, and have taken significant liquidity from, regulated equities exchanges. These new trading platforms, have been supported by a number of new European clearing service providers, including European Multilateral Clearing Facility N.V. (which is referred to in this document as "EMCF") and EuroCCP. OTC trading that is conducted internally by banks and other users further adds to the fragmentation of trading volume. Part of that OTC volume is conducted on Broker Crossing Networks (which are referred to in this document as "BCNs") which operate with less transparency and far fewer regulatory requirements.

- Regulatory developments, beginning first with the so-called "Code of Conduct," have gained momentum following the financial crisis, and in particular, the EU Commission's proposed EMIR envisages mandatory clearing of certain derivatives trades currently executed OTC. EMIR is widely expected to lead to further convergence and competition between exchange-traded and OTC-traded derivatives. In anticipation of this trend, IntercontinentalExchange launched a European clearing house in 2008 (where it began to clear credit default swaps in July 2009) and in 2010, the London Stock Exchange announced its intention to offer derivatives trading by June 2011 and the Chicago Mercantile Exchange has announced its plans for a new clearinghouse and exchange. In 2011, BATS announced its acquisition of Chi-X and that it too was planning to offer derivatives trading in Europe.

- Deutsche Börse Group and NYSE Euronext are increasingly facing globally active market operators from Asia and emerging markets, such as the Hong Kong Exchanges and Clearing Limited, the imminent combination of Singapore Stock Exchange and Australian Stock Exchange, and the Brazilian BM&F Bovespa. Certain of these exchanges have already surpassed Deutsche Börse Group and NYSE Euronext in terms of their valuation as enterprises. Finally, in addition to its announcement to move into the derivatives markets by June 2011, the London Stock Exchange Group announced its merger with the Canadian TMX Group, underlining the trend towards globalization of both markets and market operators. In the derivatives market, alternative trading venues that will compete with established exchanges for order flow are expected to emerge as new market entrants, especially in single equity derivates (for example, Chi-X or TOM).

- In derivatives, the formation of the CME Group in 2007 brought together the derivatives exchanges of the Chicago Board of Trade and the Chicago Mercantile Exchange to create the world's leading derivatives exchange. CME Group is a formidable competitor that already remotely delivers its services to European customers over electronic networks and is in the process of expanding its physical presence into Europe through a subsidiary company, CME Clearing Europe, which received regulatory approval in the UK in December 2010.

- OTC trading nevertheless continues to account for approximately 80% to 90% of world-wide notional value of derivatives outstanding. More and more, large global users (in particular the world's leading banks and hedge funds) exert their influence over market structures by trading off-exchange building trading platforms, such as broker crossing networks that bypass traditional exchanges entirely or internalizing order flow from retail clients.

- Several new European clearing providers such as EMCF and EuroCCP now provide post-trade clearing services especially to multilateral trading facilities. In addition, certain post-trade business is expected to shift from traditional service providers, in particular the national central securities depositories to the emerging central European settlement infrastructure TARGET2 Securities, at the same time fuelling competition between the national central securities depositories for the remaining services.

- Among U.S. equity options exchanges, the barriers to entry have been reduced substantially in the past decade with advances in trading technology and the development of standardized equity options traded across all exchanges. As a result, the launch of several new exchanges, including BOX, the Nasdaq Options Market and BATS, has fractured and eroded the market shares of established exchanges like CBOE and NYSE Amex.

- Combined with a dramatic increase in the volume of equity options traded, these developments have resulted in intense competition that has driven down execution fees and spurred further technological development. This competition has been evident in substantial shifts in market share that have accompanied changes in the fee structure and functionality of each exchange. The new entrants have been particularly aggressive in seeking to gain a foothold against the incumbents. As a result, users now have access to more liquid equity options markets with lower execution fees and tighter quoted prices.

Finally, there continues to be strong regulatory and prudential pressure for greater market transparency, and concern over alternative trading platforms that operate with less transparency and fewer regulatory requirements at a time of increasing globalization and interconnectedness of the world's capital markets.

BUSINESS OF DEUTSCHE BÖRSE GROUP
AND CERTAIN INFORMATION ABOUT DEUTSCHE BÖRSE GROUP

Overview

Deutsche Börse has its principal office in Eschborn, near Frankfurt am Main, Germany. As at December 31, 2010, Deutsche Börse Group employed 3,490 people in 19 locations in 15 countries. As of March 31, 2011, Deustsche Börse Group employed 3,507 people. In 2010, Deutsche Börse Group generated total revenues on a consolidated basis of €2,226.7 million (2009: €2,289.7 million; 2008: €2,758.6 million).

As one of the largest exchange organizations worldwide, Deutsche Börse Group offers its customers a broad range of products and services. These cover the entire value chain of financial market transactions, from trading and clearing of securities, including derivatives, through transaction settlement, custody and collateral management and providing of market information, to the development and operation of electronic trade and clearing systems.

Deutsche Börse Group realigned its segment structure effective January 1, 2010. Deutsche Börse Group's business activities are currently divided into four segments: Xetra, Eurex, Clearstream and Market Data & Analytics:

Reporting Segment	Business Areas
Xetra	Cash market using the Xetra electronic trading system and floor trading Central counterparty for equities (Eurex Clearing) Admission of securities to listing
Eurex	Electronic derivatives market trading platform Eurex Electronic equity options trading platform ISE Over-the-counter (OTC) trading platforms Eurex Bonds and Eurex Repo Central counterparty for bonds, derivatives and repo transactions (Eurex Clearing)
Clearstream	Custody, administration and settlement services for domestic and foreign securities Global securities financing services Investment funds services
Market Data & Analytics	Sale of price information and information distribution Index development and sales

History and Development

Deutsche Börse's origins date back to 1585 — the hour of birth of Frankfurt's exchange — when an assembly of Frankfurt's merchants initiated uniform exchange rates for the first time. Their aim was to create transparency, to the same extent as today. In 1605, a new name for the merchants' assembly appeared in the records for the first time, "Burs", meaning "exchange". In 1808, deputies of the Frankfurt merchants' assembly formed the Frankfurt Chamber of Commerce. After 223 years as a private institution, operated by a number of merchants, the stock exchange was taken over by the Chamber of Commerce, thus making the stock exchange a public-sector institution. In 1969, the digital age was launched at Frankfurter Wertpapierbörse. Since that time, Traders have been able to process securities transactions electronically by BÖGA, a computer system for processing stock exchange transactions. One year later, exchange member firms were able to communicate with the exchange computer system via telex.

On August 1, 1990, Frankfurter Wertpapierbörse AG (the Frankfurt Stock Exchange) was registered in the commercial register. Frankfurter Wertpapierbörse AG took on responsibility for the operation of the Frankfurt Stock Exchange from the Frankfurt Chamber of Commerce and Industry (IHK). In December 1992, it changed its name to "Deutsche Börse Aktiengesellschaft." In 1991, the Frankfurt Stock Exchange rolled out IBIS, an integrated exchange trading and information system for the cash market. IBIS was a hit-and-take market, on which orders were not automatically executed against each other; instead, the traders selected orders available in the system. In 1993, BOSS-CUBE, a system for electronically consolidating order routing, price determination and processing, was implemented across Germany, thereby giving floor trading full electronic support for the first time on the Frankfurt Stock Exchange. Its electronic trading platform for the cash market Xetra was subsequently launched in November 1997 and replaced the IBIS system. In the following year, in June 1998, the derivatives market Eurex was established as a joint venture between Deutsche Börse and the Swiss Stock Exchange SWX by combining their derivative exchanges DTB Deutsche Terminbörse and SOFFEX Swiss Options and Financial Futures Exchange. Subsequently, in January 2000, Deutsche Börse Clearing AG and Cedel International S.A. merged to form Clearstream International S.A., a company incorporated under the laws of Luxembourg, which together with its subsidiaries, provide securities post-trade services except for clearing. These services include transaction settlement, administration and custody of securities, banking services in support of settlement operations, securities financing and collateral management and investment fund services. Deutsche Börse initially held a 50% stake in the joint venture.

In connection with its IPO in February 2001, shares of Deutsche Börse were admitted to trading on the Frankfurt Stock Exchange. Following its capital increase in June 2002, Deutsche Börse acquired all shares of Clearstream International S.A., which since then integrated into Deutsche Börse Group. Deutsche Börse shares were included in the DAX index as of December 2002. In March 2003, Deutsche Börse Group introduced the central counterparty for cash equities for share trading on Xetra and on the trading floor of the Frankfurt Stock Exchange. The CCP provides counterparty risk management mitigation and enables for the netting of transactions and therefore increases settlement efficiency in cash equity trading. In 2007, Deutsche Börse was included in the EURO STOXX 50® Index, Europe's leading benchmark index. In the same year, Eurex completed the acquisition of the U.S. options exchange International Securities Exchange Holdings, Inc. (ISE), creating the largest transatlantic marketplace for derivatives. In order to strengthen its position in the international index business, Deutsche Börse raised its equity investment in index provider STOXX Ltd. from 33% to 50% in 2009. Further acquisitions and co-operations in Europe and other regions of the world were made and entered into, respectively, in order to complement the services the Deutsche Börse Group offers to its customers.

On March 31, 2011 Eurex Zürich AG announced that its shareholding in EEX will increase from 35.23% to 56.14%. Now that the transaction has been approved by the relevant supervisory bodies, including the EEX supervisory board, all of the conditions for the immediate execution of the transaction have been fulfilled. The transaction was closed on April 12, 2011.

Geographical Presence

After completing the construction of the new Deutsche Börse principal office in Eschborn, Germany, the majority of employees from the Frankfurt area relocated from Frankfurt-Hausen to the new office building in the second half of 2010.

During the past few years, measures have been taken to set up and develop operations in Prague. International teams work there on the Group's IT services and it is the home of one of Clearstream's operations centers.

Since late 2008, Deutsche Börse Group has had an office in Beijing. Eurex also opened representative offices in Hong Kong, Tokyo and Singapore in 2009. In the same year, Clearstream established a new subsidiary in Singapore, making it Clearstream's fifth operations center after Eschborn, Luxembourg, London and Prague. Since January 18, 2011, the Singapore office holds the status of a branch as "Eurex Frankfurt Aktiengesellschaft Singapore Branch."

As at December 31, 2010, Deutsche Börse Group employed people at 19 locations around the world primarily in Germany, Luxembourg, the United Kingdom, the Czech Republic and the United States. In Europe, Deutsche Börse Group is located at Berlin, Frankfurt/Eschborn, London, Luxembourg, Madrid, Moscow, Paris, Prague and Zürich. In Asia and North America, Deutsche Börse Group maintains 10 offices in Beijing, Chicago, Dubai, Hong Kong, New York, Ottawa, Shanghai, Singapore, Tokyo and Washington D.C.

Business Segments

Deutsche Börse Group's business activities are composed of the following segments: Xetra, Eurex, Clearstream and Market Data & Analytics. Deutsche Börse Group realigned its segment structure effective January 1, 2010 by integrating the former Information Technology and Corporate Services segments into the remaining segments.


Trading
Clearing
Settlement
Custody
Cash market: Xetra
Derivatives: Eurex
Eurex Clearing
Clearstream
■ Listing
■ Connectivity to international trading participants
■ Operation of open electronic order books
■ Verification of trade-related information
■ Central counterparty
■ Risk management
■ Delivery of securities (in exchange for payment)
■ Financing services
■ Custody of securities
■ Related services, e.g., tax, corporate actions
Market Data & Analytics
■ Data feeds, market data, news services, reference data, reporting services, indices
Information Technology
■ External IT services, internal IT services, software development

Xetra supports the trading and listing of cash market securities on the Frankfurt Stock Exchange as well as other European and international markets. Eurex, the derivatives market, provides for the trading of futures and options and the Eurex Clearing house performs central counterparty clearing and risk management for derivatives, equities, repo, energy and fixed income transactions. Clearstream is responsible for the settlement, safekeeping and administration of securities. The Market Data & Analytics segment collects and distributes financial market data and indices. Deutsche Börse Group's business has no significant seasonality.

Deutsche Börse itself operates the cash market of Frankfurt Stock Exchange. Through its equity investment in Scoach Holding S.A., Deutsche Börse also offers trading in structured products (*e.g.*, certificates and warrants). Furthermore, Deutsche Börse owns a 75% plus one share holding in Tradegate Exchange GmbH, which operates Tradegate Exchange, a Berlin-based stock exchange specially tailored to the requirements of private investors.

Through Eurex Zürich AG and its subsidiaries, Deutsche Börse Group also operates derivatives markets in Europe (Eurex Deutschland and Eurex Zürich) and the United States (International Securities Exchange, ISE) and offers clearing services (Eurex Clearing AG) as well a fixed-income securities trading (Eurex Bonds GmbH) and a market place for repo transactions (Eurex Repo GmbH).

Post-trade services such as banking, settlement and custody services are handled by subsidiaries of Clearstream Holding AG. These services include transaction settlement, administration and custody of securities as well as global securities financing.

In addition, Deutsche Börse Group sells price and reference data as well as other information relevant for capital markets and develops indices through its subsidiary STOXX Ltd.

Deutsche Börse and Clearstream Services S.A. develop and operate Deutsche Börse Group's technological infrastructure.

Xetra

Xetra is the electronic multi asset class trading system for the cash market of the Frankfurt Stock Exchange as well as other European exchanges. Deutsche Börse Group's cash market provides one of the most comprehensive ranges of tradable securities from a single source. With over 11,000 securities from both German and international issuers, more than 24,000 fixed-income securities, around 800 index funds, approximately 3,000 actively managed retail funds, and more than 500,000 certificates and warrants, investors from all over Europe can buy and sell financial products in many important asset classes in a clearly regulated and transparent marketplace. Integrated clearing by the central counterparty of Eurex Clearing AG and settlement by Clearstream Banking AG, Frankfurt, help to ensure that all stock exchange transactions are fulfilled.

In 2010, the Xetra segment contributed €262.3 million to the Deutsche Börse Group revenues, representing 12% thereof compared to €292.1 million in 2009, representing 14% of the Deutsche Börse Group revenues. In 2008 the Xetra segment contributed €448.7 million, representing 19% of the Deutsche Börse Group revenues. In 2010 €261.9 million of these revenues have been generated in Europe (2009: €290.7 million; 2008: €448.2 million), €0.1 million in the Americas (2009: €0.3 million; 2008: €0.1 Million) and €0.3 million in the Asia-Pacific region (2009: €1.1 million; 2008: €0.4 million).

Deutsche Börse Group continues to expand its range of securities that are available via the Xetra system. In this way, it hopes to offer investors a trading venue with a very high liquidity for an increasing number of tradable securities.

Xetra is a fully electronic trading system for the cash market that automatically matches buy and sell orders and seeks to execute trades at the best possible conditions. Xetra operates independently of a trader's location and offers electronic access to the order book that contains buy and sell orders. Approximately 4,500 traders of 250 trading members firms from 19 countries are connected to Xetra.

Xetra is also a flexible trading system with various hybrid market models combining quote and order driven trading. Trading on Xetra includes both continuous trading for liquid securities and specialist trading for a broad multi asset class product universe.

During continuous trading the Xetra system immediately fixes the price based on the posted orders in accordance with the "highest trading volume principle" (*Meistausführungsprinzip*): orders with the highest buy or lowest sell limit are executed first. If limits are the same, they are executed by time priority. An open order book is central to continuous trading on Xetra, with market participants having unrestricted access to the order book. For each new order, the system immediately checks whether it can be executed against existing orders, applying the principle of price-time priority. The electronic open order book of the Xetra system allows for greater trading volume and increased market liquidity.

In the specialist model, specialists on the trading floor provide liquidity through matching quotes in a continuous auction model. Scoach Europa, the European exchange for structured products was migrated in April 2008 onto the Xetra specialist model, followed by mutual fund trading at the end of 2008. The remaining floor trading for equities and fixed-income securities on the legacy Xontro system is scheduled to migrate onto the Xetra specialist system on May 23, 2011.

The trading floor of the Frankfurt Stock Exchange will continue to operate as the central location for all specialists and as the focus point for all media activities with more than 60 TV broadcasts daily.

Xetra not only serves as an electronic trading platform for the Frankfurt Stock Exchange, but the CEESEG (Central and Eastern European Stock Exchange Group) has been using Xetra since 1999 for the Vienna Stock Exchange, 2009 trading for the Central European Gas Hub (CEGH) was launched and in 2010 Ljubljana Stock Exchange switched to Xetra. The CEESEG-partner exchanges in Prague and Budapest are planning to switch to Xetra as their trading system as well. Furthermore, the Irish Stock Exchange and the Bulgarian Stock Exchange have been using Xetra since 2000 and 2008, respectively. The Shanghai Stock Exchange is using Xetra as a basis of its New Generation Trading System which was launched at the end of 2009. This concept of in-sourcing system services or selling software licenses allows the fixed costs for systems operation to be spread among a higher number of users. Furthermore, it offers cross-selling potential. Partner exchanges have opted for further Deutsche Börse Group systems after their migration to Xetra, *e.g.* Irish Stock Exchange using CCP and market data services. The Vienna Stock Exchange has gained new members from the Frankfurt Stock Exchange member base and vice versa. A standardized technical infrastructure provides Xetra participants with access to further products and markets which should enable them to reduce the costs of extending and operating their systems.

Eurex

Eurex Frankfurt AG and Eurex Zürich AG operate the Eurex exchanges in Germany and Switzerland. In addition, Eurex consists of Eurex Clearing AG, the International Securities Exchange, the MTFs (Multi Trading Facility), Eurex Bonds GmbH and Eurex Repo GmbH, among others. BaFin and Deutsche Bundesbank have agreed to qualify Eurex Clearing AG as system critical (*systemrelevant*) institution which is subject to a more intensive supervision by the regulators BaFin and Deutsche Bundesbank. Institutions qualify as system critical (*systemrelevant*) if a threat to their existence (*Bestandsgefährdung*) could have material adverse consequential effects on other credit institutions or could destabilize the financial system due to such institution's size, the intensity of its interbank relationships and its close links with other countries.

Corporate Structure

Eurex Zürich AG is a company in which Deutsche Börse and SIX Swiss Exchange each hold 50%. The economic interest of Deutsche Börse and SIX Swiss Exchange amounts to 85% and 15%, respectively. Eurex Zürich AG is the holding company of, among others, Eurex Frankfurt AG. Eurex Zürich AG will become the new majority shareholder of the European Energy Exchange AG (EEX) with its corporate seat in Leipzig, Germany. Eurex Frankfurt AG is the operator of the exchange Eurex Deutschland and the intermediary holding company of, among others, Eurex Clearing AG, U.S. Exchange Holdings Inc., Eurex Repo GmbH and Eurex Bonds GmbH.

With effect as of December 19, 2007, Eurex Zürich AG (indirectly) acquired 100% of International Securities Exchange Holdings, Inc. (ISE).

On February 23, 2011, Eurex Zürich AG and the European Energy Exchange (EEX) announced that Eurex Zürich AG will become the new majority shareholder in the EEX. On March 31, 2011 Eurex Zürich AG announced that its shareholding in EEX will increase from 35.23% to 56.14%. Now that the transaction has been approved by the relevant supervisory bodies, including the EEX supervisory board, all of the conditions for the immediate execution of the transaction have been fulfilled. The transaction was closed on April 12, 2011.

European Commodity Clearing AG ("ECC") is a clearinghouse that provides a range of services for exchange and over-the-counter transactions in energy and related products.

Business Overview

In 2010 the Eurex segment contributed €858.7 million to the Deutsche Börse Group revenues, representing 41% thereof compared to €838.4 million in 2009, representing 41% of the Deutsche Börse Group revenues. In 2008, the Eurex segment contributed €1,035.3 million, representing 42% of the Deutsche Börse Group revenues.

In 2010 €688.8 million of these revenues have been generated in Europe (2009: €617.6 million; 2008: €779.0 million), €169.4 million in the Americas (2009: €220.6 million; 2008: €256.1 million) and €0.5 million in the Asia-Pacific region (2009: €0.2 million; 2008: €0.2 million).

In 2010, €606.5 million, representing 71% of the Eurex segment's sales revenues, (2009: €550.6 million representing 66%; 2008: €719.7 million representing 71%) came from trading and/or clearing of European equity index, interest and equity futures and options. As Eurex's pricing schedule for European products includes an all-inclusive price for trading and clearing by product type, it is not possible to split Eurex revenues between trading and clearing services. In the United States, revenues from U.S. options amounting to €112.3 million, representing 13% of the Eurex segment's sales revenues (2009: €153.7 million representing 18%; 2008: €176.6 million representing 17%), relate solely to trading.

Eurex Exchanges

The Eurex exchange business is carried out by Eurex Zürich AG, Eurex Frankfurt AG via their respective exchanges Eurex Zürich and Eurex Deutschland and International Securities Exchange Holdings Inc.

Eurex is one of the world's leading derivatives marketplaces. The exchanges Eurex Deutschland and Eurex Zürich are operated on a single trading platform with a product suite comprising the world's most actively traded and liquid markets. Eurex offers some 1,600 derivatives products with more than 145,000 variations (Series). Eurex offers interest rate and equity index derivatives and as well as broad offerings in single equity products and non-financial asset classes, including commodities. Besides euro (EUR)-denominated products, Eurex also offers derivatives denominated in Swiss francs (CHF), U.S. dollars (USD) and pounds sterling (GBP). Owing to their joint electronic trading platform, uniform exchange rules and a joint central counterparty (Eurex Clearing AG), Deutsche Börse believes that Eurex Exchanges are perceived by market participants as essentially a single marketplace. In 2010, Eurex served more than 410 member firms located in 28 countries worldwide.

The ISE operates a U.S. options exchange and offers options trading on over 2,000 underlying equity, ETF, index and FX products. Launched in 2000 as the first fully electronic U.S. options exchange, ISE developed a regulated marketplace for advanced screen-based trading.

ISE sought to transform the options industry by creating efficient markets through innovative market structure and technology. Regulated by the SEC and a member-owner of The Options Clearing Corporation, ISE seeks to provide investors with a transparent marketplace for price and liquidity discovery on centrally cleared options products. ISE continues to expand its marketplace through the ongoing development of enhanced trading functionality, new products, and market data services. As a complement to its options business, ISE has expanded its reach into multiple asset classes through strategic investments in financial marketplaces that it believes foster technology innovation and market efficiency. Through minority investments, ISE participates in the securities lending and equities markets. ISE operates as an independent subsidiary under its own management team and brand. ISE also licenses its proprietary Longitude technology for trading in event-driven derivatives markets.

Together, Eurex and ISE form a global liquidity network with daily trading volumes exceeding 10 million contracts across a growing range of asset classes.

Eurex Clearing

Eurex Clearing AG is the clearinghouse within Deutsche Börse Group. It offers fully automated and straight-through post trade services for derivatives, equities, repo, energy and fixed income transactions. In its role as a central counterparty, Eurex Clearing AG acts as a buyer to all sellers and as a seller to all buyers, thereby seeking to minimize counterparty risk and maximize operational efficiency. Eurex Clearing AG offers trade management functions, risk management and collateral and delivery management services with a focus to increase market safety and integrity. Eurex Clearing AG provides leading risk management services such as

comprehensive pre-trade risk limits and it was the first leading central counterparty worldwide to offer risk management and margining data in real-time to its trading and clearing members.

Eurex Clearing AG is a wholly owned subsidiary of Eurex Frankfurt AG and acts as the central counterparty for the Eurex Exchanges (except for International Securities Exchange), Eurex Bonds GmbH, Eurex Repo GmbH, the Frankfurt Stock Exchange and the Irish Stock Exchange. Eurex Clearing AG also acts as the central counterparty for transactions of the European Energy Exchange ("EEX") that are conducted under a separate clearing link agreement with the European Commodity Clearing AG ("ECC"). ECC is a clearinghouse that provides a range of services for exchange and over-the-counter transactions in energy and related products. As central counterparty, ECC takes a position between the buyer and seller, thereby collateralizing the transactions and assuming for each party the risk of default by the other party. In July 2009, Eurex Clearing AG launched a clearing service for OTC traded credit default swaps ("Eurex Credit Clear").

Eurex Clearing AG provides clearing in EUR, CHF, USD and GBP and serves more than 120 clearing member firms located in twelve European countries and manages a collateral pool of approximately €45 billion on average in 2010. In 2010, Eurex Clearing AG processed more than 1.9 billion (2009: 1.8 billion; 2008: 2.3 billion) transactions.

Eurex Clearing AG is a stock company incorporated in Germany and licensed as a credit institution under supervision of BaFin pursuant to the Banking Act (*Gesetz über das Kreditwesen*). The Financial Services Authority has granted Eurex Clearing AG status as a Recognized Overseas Clearing House in the United Kingdom. Eurex Clearing AG was granted Multilateral Clearing Organization status by the CFTC on July 31, 1999 and has signed an exemption letter with the SEC that allows to offer clearing of certain credit default swaps in the U.S.

On January 1, 2005, Deutsche Börse issued a letter of comfort in favor of Eurex Clearing AG. In this letter of comfort, Deutsche Börse commits itself to provide upon first request 85% of the financial means, which Eurex Clearing AG requires to perform its duties as a central counterparty for certain kinds of trades – as defined in the letter of comfort – cleared through its clearing system. The letter of comfort does not cover any claims of The Clearing Corporation Inc., Chicago, IL, United States. Deutsche Börse's obligations in connection with this letter of comfort are limited to a maximum amount of €595,000,000.00.

SIX Swiss Exchange has entered into a corresponding letter of comfort with largely identical terms, but accounting for its economic interest of 15%.

Eurex Bonds

The fixed-income securities business is carried out by Eurex Bonds GmbH. It was founded in October 2000 as a joint initiative of Eurex Frankfurt AG and leading financial institutions. The organization is operated as a joint venture with the purpose of establishing and operating an electronic platform for fixed-income securities and basis trading in debt issues.

Eurex Bonds GmbH operates an MTF and provides participants with an electronic platform for off-exchange, wholesale trading in European fixed-income securities. Also, the Eurex Bonds trading platform has been linked into Eurex futures market and Eurex Clearing AG with the result that a direct link between spot and futures markets is available that enables electronic basis trading of fixed-income securities via a central order book. The necessary liquidity in the fixed-income securities and basis trading markets is provided by market makers. In addition to Eurex Frankfurt AG, several financial institutions are shareholders of Eurex Bonds GmbH.

Eurex Repo

The repo business is operated by Eurex Repo GmbH. It offers an integrated marketplace for electronic trading, clearing, collateral management and settlement for secured funding and financing. It is one of the leading European marketplaces with more than 300 participants since 1999. In 2010, the average outstanding repo volumes reached €221.7 billion.

Eurex Repo provides the following five markets: GC Pooling, Swiss Franc Repo, OTC Spot, Euro Repo and SecLend.

GC Pooling was jointly developed by Eurex Repo, Eurex Clearing and Clearstream Banking with the objective to deliver all the benefits of electronic trading, through a well-regarded clearinghouse acting as a central counterparty in combination with a real-time collateral management system to the secured money market. GC Pooling has the advantage of allowing the re-use of received collateral for refinancing within the framework of the Deutsche Bundesbank / European Central Bank open market operations. GC Pooling has become a benchmark during the recent financial crisis for efficient secured funding based on a resilient market infrastructure.

The repo market in Swiss francs was launched for Swiss and foreign participants to carry out their funding and collateral management operations directly on the interbank market as well as at the almost daily auctions of the Swiss National Bank (SNB) using the Eurex Repo market infrastructure. In addition, it provides the OTC Spot Market for auctions of new issues of bonds and money market debt register claims from the Swiss Government as well as trading of Swiss National Bank commercial papers.

Furthermore, Eurex Repo operates markets for securities financing. In the Euro Repo Market participants can trade specific securities (special repo) whereas securities lending transactions are being traded in the SecLend Market.

Clearstream

Clearstream Holding AG is the post-trade services arm of Deutsche Börse Group except for clearing which is provided by Eurex Clearing AG. Clearstream Holding AG is a wholly owned subsidiary of Deutsche Börse and functions as a German financial holding, owning 100% of Clearstream International S.A. BaFin and Deutsche Bundesbank have agreed to qualify Clearstream Banking AG as system critical (*systemrelevant*) institution which is subject to a more intensive supervision by the regulators BaFin and Deutsche Bundesbank. Institutions qualify as system critical (*systemrelevant*) if a threat to their existence (*Bestandsgefährdung*) could have material adverse consequential effects on other credit institutions or could destabilize the financial system due to such institution's size, the intensity of its interbank relationships and its close links with other countries. Its core businesses include the settlement of market transactions and the custody of securities.

In 2010, the Clearstream segment contributed €760.7 million to the Deutsche Börse Group revenues, representing 36% thereof compared to €742.7 million in 2009, representing 36% of the Deutsche Börse Group revenues and €790.5 million in 2008 representing 32% of the Deutsche Börse Group revenues. In 2010, €673.1 million of these revenues have been generated in Europe (2009: €664.1 million; 2008: €737.8 million), €18.9 million in the Americas (2009: €17.4 million; 2008: €11.0 million) and €68.7 million in the Asia-Pacific region (2009: €61.2 million; 2008: €41.7 million).

In terms of settlement services, the Clearstream segment seeks to ensure that cash and securities are delivered in a timely manner between trading parties. With respect to the custody of securities, it is responsible for the management, safe-keeping and administration of securities deposited with it. In addition, the segment offers added-value services such as global securities financing and investment funds services. Customers profit from individual services, efficient processing and reduced transaction costs. The Clearstream segment is one of Europe's leading suppliers of this post-trading infrastructure for shares and fixed-income securities in national and international trading. It is among the largest providers of securities services worldwide.

The Clearstream segment operates as both an international central securities depository (ICSD) serving the international capital markets and a central securities depository (CSD) for German and Luxembourgian domestic securities. As an ICSD, it handles the settlement and safekeeping of Eurobonds and other internationally traded fixed-income securities and equities across 50 markets. As a CSD, it provides the post-trade infrastructure for

German and Luxembourgian securities. In the custody business, the average value of securities held in custody at the Clearstream segment in 2010 was €10.9 trillion. In the Clearstream segment's settlement business, the number of settlement transactions in 2010 was 116.4 million.

Apart from Clearstream's core business of settlement and custody services, which accounted for 75% of its sales revenue in 2010, Clearstream is constantly working to improve the efficiency of the settlement process. In addition to enhancing the interoperability of electronic communications and counterparty platforms, it also develops new products. See "— Information Technology and Data Centers." Efficient settlement of securities transactions between counterparties at Clearstream Banking, Luxembourg, and Belgium-based ICSD Euroclear Bank takes place via an electronic communications platform (the Bridge). In November 2009, Clearstream extended its real-time settlement cycle from 21:00 on settlement day minus one to 18:00 on settlement day CET, enabling better interoperability with local Asia-Pacific markets and improved access and responsiveness within European markets and enabling same day security settlement deadlines in Deutsche Börse Group's Asia-Pacific markets. With the implementation of a suite of client-centric, harmonized, global value added services, Clearstream will be able to deliver a significantly higher level of asset servicing on all securities settled in LuxCSD and the domestic and international markets.

Clearstream constantly improves its service offerings in the area of global securities financing through the continuous development of CmaX (Collateral management exchange), a tri-party collateral management system designed to handle larger volumes in less time in the growing repurchase agreement market. The CmaX system offered the first collateral reuse functionality for tri-party repurchase agreements. This new functionality permits collateral recipients to reallocate collateral as a guarantee from one tri-party counterpart to another tri-party exposure as collateral provider, thereby making more collateral available to more customers in the tri-party repurchase agreement market. The collateral management services underwent a radical facelift in the last quarter of 2010 when Clearstream upgraded the current equities solution to a fully fledged, customized service on par with the fixed income offering.

By extending the scope of the value proposition beyond individual services such as triparty repo and securities lending, GSF is pursuing the expansion of Deutsche Börse Group's Global Liquidity & Risk Management Hub. The modular service concept of the Liquidity Hub allows clients to move collateral seamlessly between different financing tools and across entities, to access liquidity across currencies, asset classes and time zones to ensure a continuous access to a consolidated source of collateral.

In 2007, Clearstream expanded its services to the investment fund market through its Central Facility for Funds (CFF). This post trade service for investment funds provides DVP (delivery versus payment) settlement services and reduces operational settlement risk by automating and synchronizing the exchange of cash and fund units between transfer agents and funds distributors. CFF provides a central hub available to transfer agents for funds domiciled in Luxembourg, Ireland and more than 10 other jurisdictions as well as to fund product distributors in Europe, Asia and South America. Four years after its launch in March 2007, CFF represents approximately 50% of all funds assets as well as 45% of all settlement instructions in Clearstream and offers access to more than 52,000 fund classes.

Market Data & Analytics

In 2010, the Market Data & Analytics segment contributed €224.6 million to the 2010 Deutsche Börse Group revenues, representing 11% thereof, compared to €188.5 million in 2009, representing 9% of the 2009 Deutsche Börse Group revenues and €180.6 million in 2008, representing 7% of the 2008 Deutsche Börse Group revenues. In 2010, €157.4 million of the revenues contributed by the Market Data & Analytics segment were generated in Europe (2009: €123.5 million; 2008: €124.0 million), €64.5 million in the Americas (2009: €63.9 million; 2008: €55.9 million) and €2.8 million in the Asia-Pacific region (2009: €1.0 million; 2008: €0.7 million).

The products offered by the segment's business areas are aimed at three customer groups: Firstly, issuers, who mainly use indices of Market Data & Analytics as underlying values for financial products (*e.g.*, futures, options, ETFs, structured products); secondly, front offices of investors, brokers, trading desks, algo traders, and investment advisors, who use real time price- and orderbook information or other market moving signals to make their buy- or sell-decisions and recommendations; and thirdly, middle and back offices of securities trading houses, which require accurate instrument reference data for risk management activities and error-free settlement.

Issuer Data & Analytics

In its area Issuer Data, Market Data & Analytics develops, calculates, markets and distributes more than 6,000 indices in a variety of asset classes. Strategic index development is focused on clear and concise index rules, transparency and tradability. As a result, Deutsche Börse Group indices in particular meet the needs of investors, financial market product developers and issuers, as they are attractive underlyings for derivative financial instruments.

In the German equity market, Deutsche Börse Group tracks the DAX, MDAX, SDAX and TecDAX selection indices. In addition, the group offers selected global indices under the brand DAXglobal, such as the DAXglobal BRIC, as well as strategy indices named DAXplus (*e.g.*, Covered Call, DAXplus Protective Put). Furthermore, Deutsche Börse Group produces a broad variety of fixed income and commodity indices.

In order to expand its international index business, Deutsche Börse and its Swiss partner SIX Group acquired the remaining third of the shares in STOXX Ltd. from Dow Jones in December 2009 making them the sole owners of the renowned index provider. The STOXX indices such as the EURO STOXX 50 are some of the best-known indicators for the development of the European securities market.

After the crisis in 2009 the index business market improved significantly: non-current assets in ETFs on Deutsche Börse Group and STOXX indices increased by 17% to €60,9 billion. Worldwide, approximately 600,000 structured products on STOXX indices were issued. On the exchange traded derivatives market EURO STOXX 50 and DAX were among the top 5 most popular underlyings. Also development and build-out of a comprehensive global index family was initiated. In 2010, Issuer Data & Analytics calculated 897 new indices.

Front Office Data & Analytics

Capital market information is channeled from a large number of sources proprietary to Deutsche Börse Group as well as third parties. The information is collated into data packages and thus tailored exactly to information requirements of different capital market participants.

Traditionally, Front Office Data & Analytics tracks the trading data of Deutsche Börse Group and its partners' market platforms and sells real-time data on bids, asks, prices, indices, volumes and analytics to clients in the form of data packages. The information products are distributed with minimum latency via proprietary, real-time data feeds. These feeds provide information on approximately 470,000 instruments, with individual data packages providing information on equities, derivatives, warrants, fixed-income securities, indices and exchange-traded funds (ETFs). This data can be subscribed directly or via more than 400 vendors approximately 150 countries.

To increase global reach and attractiveness Deutsche Börse Group has started to offer an increasing amount of platform-independent real-time data. With the acquisition of Market News International, Inc., a U.S.-based financial news agency and Need to Know News, LLC. in 2009, Deutsche Börse Group has obtained direct access to reports from authorities and supranational organizations such as the World Bank and the International Monetary Fund. In 2010, Market Data & Analytics focused on expanding its algorithmic trading offerings from these and other new sources. AlphaFlash, one of the fastest data streams for machine-readable publications relevant for trading, was launched in April 2010. It feeds data such as unemployment figures, key interest rate

changes and consumer price indices in lowest latency directly into algorithmic trading applications via Deutsche Börse Group's high speed network. To render this service possible on a global basis, Deutsche Börse Group significantly expanded connection facilities in Europe and Asia.

Back Office Data & Analytics

Back Office Data & Analytics is the reference data business of Deutsche Börse Group. It consolidates and distributes cleansed price and reference data to the middle and back offices of financial institutions. Included in the reference data packages are individual analyses based on historical data, securities master data, corporate actions and services related to the reporting requirements issued by the BaFin. In 2010 Back Office Data & Analytics refocused its reference data activities on instrument data. The area's counterparty reference data business, which was consolidated in Avox Ltd., was sold to DTCC. The remaining business benefited from an expansion of PROPRIS, a subscription service to securities reference data directly sourced from Clearstream and launched in 2009. In addition, the year-on-year increase in trading activity boosted demand for the TRICE service, which Deutsche Börse Group uses to support securities firms in meeting their statutory reporting requirements.

Information Technology and Data Centers

With effect from January 1, 2010, Deutsche Börse Group's former segment Information Technology has been integrated into the four current business segments. As a consequence the external sales revenues and the costs of IT are distributed to these four segments. Approximately one third of Deutsche Börse Group's employees work in the IT departments.

Deutsche Börse Group's IT is broadly comprised of certain segments of Clearstream Services S.A. and certain segments of Clearstream Banking Frankfurt AG and Deutsche Börse. The relevant IT segment of Clearstream Services S.A. based in Luxembourg, and Clearstream Banking Frankfurt AG, based in Frankfurt, provide expertise in settlement and custody applications. Clearstream Services S.A. is responsible for the operations of the Luxembourg data center in settlement and custody. Following the merger of Deutsche Börse Systems AG into Deutsche Börse, which became effective on March 31, 2011, Deutsche Börse operates the trading and clearing systems and the German data centers. Through both Deutsche Börse Group aims to continue to make significant technical advances with the information technology that is key to Deutsche Börse Group's business.

In 2010, from its locations in Frankfurt, Eschborn, Luxembourg, Prague, Chicago and New York, Deutsche Börse Group's IT division operated 27 trading venues and exchanges worldwide as well as a global network to settle orders linked to 49 markets.

Deutsche Börse Group's IT also offers so called proximity services, where clients are placing their trading technology in a data center in close proximity to the exchange infrastructure. At the end of 2010, approximately 130 customers used these services.

Deutsche Börse and Equinix, a provider of global data center services, announced in 2010 the completion of a data center services contract, which will both increase data center capacity and shorten execution time for algorithmic traders located in Frankfurt. From 2011 on, the data center will serve as Deutsche Börse Group's main data center for the Frankfurt area, where electronic trading platforms will be deployed and will serve as the central collocation site for customers of Eurex and Xetra.

The increasing use of real-time modeling and computer-based automated trading (algorithmic trading) continues to drive the demand for detailed order book information and ever faster order and trade processing. Over the recent years, Deutsche Börse Group has been therefore increasingly focused on upgrading the performance and capacity of its trading systems.

For example, the new Enhanced Broadcast Solution interface, offers Eurex and Xetra participants a link with advanced functional and technical features to receive market data even faster. The Enhanced Transaction Solution provides high-speed access to some of the most important trading functions and focuses on the administration of orders and quotations. In 2010, the fastest processing time for Eurex orders entered by market participants with an adequate connection was just below 0,7 millisecond from input by the participant to the exchange and back to the participant.

During the course of 2010, the migration of the existing Unix-based IT systems to Linux was started, which increased system performance and enhanced flexibility, while also reducing operating and maintenance costs. Also the uniform technical platform for Deutsche Börse Group trading systems was brought to production readiness. This system combines selected open source software components with third-party programs and software that has been developed in-house. Starting in the second quarter of 2011, ISE is expected to be the first exchange to move its U.S. equity options trading to the new platform.

Deutsche Börse Group's IT also improved and accelerated its post-trade infrastructure. In 2010, Eurex Release 13 provided members with more flexible clearing solutions, new risk management functionalities and comprehensive enhancements in the trading layer. By launching a new-generation processing environment, Clearstream has been enabled to deliver real-time, event-driven settlement. The agreed turnaround time for end-to-end settlement processing was reduced to below five minutes for 99.5% of instructions, thus helping to ensure more efficient interoperability between the different market participants.

Deutsche Börse Group's central strategic projects are based on IT infrastructure that reflects and drives forward the strategy. For example this is how the number of securities and types of instruments that can be used in the liquidity hub as collateral was increased and the range of securities lending services was expanded. The cross-border interoperability of the Frankfurt-based Central Securities Depository (CSD) with other partners was improved to expand Clearstream's cross-border services. Additional functionalities strengthen the Central Facility for Funds (CFF), Clearstream's solutions concept for standardized and hence efficient settlement of investment funds.

Risk Management

Risk management is an integral component of management and control within Deutsche Börse Group. Deutsche Börse Group seeks to safeguard its continued existence and enables it to achieve its corporate goals by utilizing effective and efficient risk management. To this end, Deutsche Börse Group has established a group-wide risk management system, which defines the roles, processes and responsibilities applicable to all staff and organizational entities within Deutsche Börse Group.

Deutsche Börse Group's risk management system is designed to ensure that all management committees within Deutsche Börse Group are able to control the risk profile of the entire Deutsche Börse Group or of single legal entities, as well as significant individual risks, in a timely manner. The aim is to identify developments that could threaten Deutsche Börse Group's interests and to take appropriate countermeasures promptly.

Deutsche Börse Group's risk strategy is based on its business strategy and sets limits specifying the maximum risk permitted for operational risks, financial risks, business risks and overall risk of Deutsche Börse Group. This is done by laying down requirements for risk management, risk control and risk limitation. Deutsche Börse Group seeks to ensure that appropriate measures are taken to avoid, reduce and transfer, or intentionally accept, risk.

The risk strategy is designed to enable risks to be controlled in a timely and adequate manner. Information needed for risk management is captured and assessed on the basis of structured, consistent procedures. The results of the assessment are collated in a reporting system, which is used to systematically analyze and control the risks. Risk reports are prepared on both a regular and an ad-hoc basis, and cover existing as well as potential risks.

Deutsche Börse Group uses a standardized approach — value at risk (VaR) — for measuring and reporting all risks across the Group, including those entities that are not subject to regulation by supervisory authorities. VaR is designed to be a comprehensive way of presenting and controlling the general risk profile that also makes it easier to prioritize risk management measures. It quantifies existing and potential risks and lays down, for the confidence level specified, the maximum cumulative loss Deutsche Börse Group could face if certain loss events materialized over a specific time horizon. In addition to calculating VaR, Deutsche Börse Group performs regular stress test calculations for all material risks.

As of 2009, Deutsche Börse Group has calculated economic capital as its main risk management tool. This is used in addition to other performance indicators to determine the capital needed for business operations so that even extreme and unexpected losses can be covered. Economic capital is calculated using a VaR method for a period of one year and a confidence level of 99.98%. Deutsche Börse Group uses the shareholders' equity recognized under IFRS as the risk cover amount for its economic capital, adjusted by an amount to reflect the risk that intangible assets cannot be liquidated at their carrying amounts in a stress situation. Clearstream Holding Group and Eurex Clearing AG use their regulatory capital as the risk cover amount for their economic capital.

Deutsche Börse Group also calculates economic capital at the level of individual risks compares it against a limit that represents a percentage of the risk cover amount defined for each individual risk and reports the result to the Deutsche Börse management board each month. This procedure is designed to ensure that the risk limits laid down by the Deutsche Börse management board in its risk strategy are monitored and complied with on a sustainable basis.

Organization and Methodology

The Deutsche Börse management board is responsible for group-wide risk management. The business areas identify risks and report these to Group Risk Management (GRM), a central function with group-wide responsibilities. The business areas also perform risk control, inform their respective management of developments in performance indicators from a risk perspective and seek to continuously improve the quality of the risk management processes.

GRM works to ensure that the comprehensive risk management system described above is applied and that it complies with the same standards in all companies belonging to Deutsche Börse Group. GRM assesses all new and existing risks and reports on a monthly and, if necessary, on an ad hoc basis to the Deutsche Börse management board. In addition, GRM regularly reports to the Finance and Audit Committee of Deutsche Börse's supervisory board. The full Deutsche Börse supervisory board is informed in writing of the content of these reports.

Independent audits by the Internal Auditing function are designed to ensure that the risk control and risk management functions are adequately organized and that they perform their duties.

The organizational structure described above and the procedures and responsibilities associated with it are designed to enable Deutsche Börse Group to ensure that risk awareness throughout the entire Deutsche Börse Group is well developed and that an active risk culture is in place in practice.


Risk Positions of the Group
Operational risks
Availability risk
Damage to physical assets
Legal risks and risks associated with business practices
Financial risks
Credit risk
Liquidity risk
Operational risks
Business risks
Macroeconomic risks
Cost risk
Operational risks
Project risks
Impact on operations
Impact on the business
Operational risks

Intellectual Property

Deutsche Börse Group has numerous word marks, device marks and word/device marks legally protected in Germany, Europe and other territories of the world. The brand names of indices (*e.g.*, DAX, MDAX, TecDAX) developed and computed by Deutsche Börse Group are trademark protected, as are brand names such as Xetra, Eurex and Clearstream. Software developed by Deutsche Börse Group is copyright protected. Moreover, Deutsche Börse Group collects and compiles information and data partly in copyright protected format or protected as electronic databases.

Deutsche Börse Group also seeks protection for its innovations by using patents, as it deems appropriate.

In addition Deutsche Börse Group has numerous validly registered domain names, the most important of which include deutsche-boerse.com, boerse-frankfurt.de, dax-indices.com, clearstream.com and stoxx.com.

Deutsche Börse Group is a licensee under a number of license agreements. Important license agreements, not including off-the-shelf software, include agreements with Bloomberg, Standard & Poor's, Thomson Reuters, Telekurs and Interactive Data Corporation.

Issuers of instruments linking Deutsche Börse Group's indices as an underlying reference must sign a royalty-bearing licensing agreement with Deutsche Börse or one of its subsidiaries.

Customers

Deutsche Börse Group's customers include banks, brokers, trading firms, investment advisors, fund managers, asset managers, algo traders, data vendors and other market participants.

Sales and Marketing

Deutsche Börse Group's marketing and sales activities are de-centrally organized. Each business segment plans its marketing and sales activities on its own. Marketing activities include promotion of new products and new product-functionalities. Deutsche Börse Group's sales activities are mainly focused on client relationship management.

Employees

Deutsche Börse Group operates worldwide and had as at December 31, 2010 a total of 3,490 employees (December 31, 2009: 3,600, December 31, 2008: 3,395) from 66 nations working in 19 locations across three continents. As of March 31, 2011 Deutsche Börse Group employed 3,507 people. This decrease compared with the previous year is primarily a result of Deutsche Börse Group's operating efficiency program. In the first quarter of 2010, the management board of Deutsche Börse adopted measures to optimize processes and cost structures. These included streamlining Deutsche Börse Group's management structure and reallocating operating functions at Deutsche Börse Group's various locations. To avoid compulsory redundancies resulting from the relocation of functions as far as possible, the management of Deutsche Börse Group and the German works council agreed on a controlled Voluntary Leaver Program. Employees may, on their own initiative, reduce their working hours, retire early or voluntarily terminate their contract in return for a severance payment. The controlled Voluntary Leaver Program featured additional cash incentives for contracts signed by employees volunteering under the program before December 31, 2010. It will initially remain in force until the end of May 2011 with the option to extend. Additionally, the management of Deutsche Börse Group and the German works council agreed on a reconciliation of interest agreement. This includes a job exchange to simplify internal transfers and steps toward adopting a social plan should this become necessary.

Since March 31, 2011, the total number of employees has not changed significantly.

Employees by Segment

	December 31,			
	2010[1]		2009	2008
Xetra	504	(161)	165	177
Eurex	911	(351)	395	355
Clearstream	1,701	(973)	1,009	964
Market Data & Analytics	374	(283)	272	160
Information Technology[2]		(1,243)	1,266	1,258
Corporate Services[2]		(479)	493	481
Total Deutsche Börse Group	**3,490**	**(3,490)**	**3,600**	**3,395**

Notes:

(1) Figures in brackets show employees per segment as they would have been reported prior to the integration of the Information Technology and Corporate Services segments into the remaining four segments.

(2) Effective as of January 1, 2010 this segment has been integrated into the other four segments.

Deutsche Börse Group had an average of 3,539 salaried employees in 2010 (2009: 3,549; 2008: 3,339) and an average of 3,300 full-time equivalent (FTE) employees (2009: 3,333; 2008: 3,115). As of December 31, 2010, the proportion of women among permanent employees was 37%; 15% of senior executives were female.

Of the average number of employees during the year, nine (2009: nine; 2008: ten) were classified as Managing Directors (excluding management board members of Deutsche Börse), 422 (2009: 437; 2008: 411) as senior executives and 3,108 (2009: 3,103; 2008: 2,918) as employees.

297 employees left Deutsche Börse Group in the course of 2010. The staff turnover rate was 8.4% and therewith exceeded the previous year's level (2009: 6.4%; 2008: 9.0%).

Employees per Country/Region

As at December 31, 2010, Deutsche Börse Group employed people at 19 locations worldwide. The following table shows a breakdown into countries and regions:

	Dec. 31, 2010	%	Dec. 31, 2009	%	Dec. 31, 2008	%
Germany	1,577	45.2	1,632	45.3	1,623	47.8
Luxembourg	1,015	29.1	1,072	29.8	1,089	32.1
North America	326	9.3	341	9.5	280	8.2
Czech Republic	294	8.4	267	7.4	179	5.3
United Kingdom	91	2.6	136	3.8	108	3.2
Rest of Europe	107	3.1	89	2.5	87	2.6
Asia	77	2.2	59	1.6	25	0.7
Middle East	3	0.1	4	0.1	4	0.1
Total Deutsche Börse Group	**3,490**		**3,600**		**3,395**	

The average age of Deutsche Börse Group's employees at the end of 2010 was 40.2 years. The employee age structure as at December 31, 2010 was as follows:

Deutsche Börse Group employees' age structure



The average length of service at the end of the year 2010 was 10.2 years. The following table illustrates the length of service of Deutsche Börse Group's employees as at December 31, 2010:

	2010	(%)	2009	(%)
Less than five years	1,114	31.9	1,222	34.0
Five to 15 years	1,724	49.4	1,754	48.7
More than 15 years	652	18.7	624	17.3
Total Deutsche Börse Group	**3,490**		**3,600**	

As at December 31, 2010, the percentage of graduates among Deutsche Börse Group's employees was 59.9% (2009: 58.6%; 2008: 57.4%). This figure is calculated on the basis of the number of employees holding a degree from a university, university of applied sciences, or professional academy as well as employees who have completed comparable studies abroad. In total, Deutsche Börse Group invested an average of 1.8 days per employee in staff training.

Phantom Stock Option Plan, Stock Bonus Plan and Group Share Plan

For information regarding the Phantom Stock Option Plan, Stock Bonus Plan and Group Share Plan of Deutsche Börse see note 45 to the financial report for the years 2008, 2009 and 2010 of Deutsche Börse AG included in this document.

Real Property Owned, Leased or Subleased

Deutsche Börse Group's entities have not been the legal owner of any real property since 2008 and accordingly no real property is recognized in the Deutsche Börse Group's balance sheet since that time. All Deutsche Börse Group office buildings are leased and the contracts are classified as operating lease contracts.

Minimum lease payment from operating leases — buildings

	December 31,		
	2010	2009	2008
	(in millions of euros)		
Up to one year	58.8	54.8	52.5
One to five years	177.2	174.2	117.3
More than five years	223.7	207.9	118.6
Total	**459.7**	**436.9**	**288.4**

Operating leases for buildings, some of which are sublet, have terms of between one and 15 years. They usually terminate automatically when the lease expires. Deutsche Börse Group has options to extend some leases.

Deutsche Börse has its principal office in Eschborn, near Frankfurt am Main, Germany. The building has an approximate size of 55,000 square meters and is leased for a period of 15 years ending in 2025, with options to extend the contract.

Rental income from sublease contracts

	December 31,		
	2010	**2009**	**2008**
	(in millions of euros)		
Up to one year	2.1	2.9	4.9
One to five years	0.6	0.9	2.8
Total	**2.7**	**3.8**	**7.7**

Investments

Acquisitions and other transactions

In the year ended December 31, 2010, Deutsche Börse Group made acquisitions and other transactions in the amount of €12.3 million (2009: €93.9 million, 2008: €131.6 million). In order to expand its business activities Deutsche Börse Group in particular acquired the following subsidiaries or shares in the following companies:

- On March 31, 2011 Eurex Zürich AG announced that its shareholding in EEX will increase from 35.23% to 56.14%. Now that the transaction has been approved by the relevant supervisory bodies, including the EEX supervisory board, all of the conditions for the immediate execution of the transaction have been fulfilled. The transaction was closed on April 12, 2011. The purchase price amounts to about €65 million.

- In 2008 and 2009, Eurex Zürich AG had gradually increased its interest in EEX from 23.22% to 35.23% for the payment of a total purchase price of €31.9 million;

- In 2010, Deutsche Börse Group spent approximately €4.8 million on the acquisition of (direct and indirect) participations in Tradegate Exchange GmbH, Berlin Germany and ID's SAS, Paris, France;

- Deutsche Börse's share in STOXX Ltd. was increased from 33.33% to 50.1% on December 29, 2009. For the acquisition of the 16.77% stake, a purchase price of €86.6 million was agreed (including transaction-related costs of €1.7 million, the waiver of the dividend rights for the year 2009 and an earnout component);

- On January 26, 2009, Deutsche Börse acquired Market News International Inc. for a purchase price of $10.8 million (including transaction-related costs);

- On November 30, 2009, Market News International Inc. acquired Need to Know News, LLC. The purchase price included a cash component of $2.3 million (including transaction-related costs) and an earnout component representing 20% of sales revenue of Need to Know News, LLC which is successively payable until 2012; and

- In the fourth quarter of 2008, International Securities Exchange Holdings Inc. acquired a 31.54% interest in Direct Edge Holdings, LLC. The purchase price of $125.2 million included a cash component and the contribution of shares of ISE Stock Exchange, LLC.

Other transactions include the formation of subsidiaries.

Capital Expenditures

The following tables detail Deutsche Börse Group's capital expenditures per segment and per region for the financial years ended December 31, 2010, 2009 and 2008:

	Per segment		
	2010	**2009**	**2008**
	(in millions of euros)		
Xetra	14.4	11.9	21.3
Eurex	69.7	52.0	38.5
Clearstream	43.5	31.2	27.3
Market Data & Analytics	6.8	3.2	7.4
Total	**134.4**	**98.3**[(1)]	**94.5**

Notes:

(1) Excluding investments in intangible assets relating to the acquisition of STOXX Ltd.

	Per region		
	2010	**2009**	**2008**
	(in millions of euros)		
Eurozone	103.0	86.1	89.4
Other Europe	0.1	5.3	0.1
Americas	31.1	5.4	5.0
Asia/Pacific	0.2	1.5	0
Total	**134.4**	**98.3**[(1)]	**94.5**

Notes:

(1) Excluding investments in intangible assets relating to the acquisition of STOXX Ltd.

For the year ended December 31, 2010, Deutsche Börse Group had capital expenditures in the amount of €134.4 million primarily relating to software (€56.7 million), IT infrastructure (€53.5 million) and building improvement, fixtures and furnishing (€24.2 million).

For the year ended December 31, 2009, Deutsche Börse Group had capital expenditures in the amount of €98.3 million, mainly relating to software (€60.9 million), IT infrastructure (€20.9 million) and building improvement, fixtures and furnishing (€16.5 million). Based on the sale and purchase agreement concluded in connection with the acquisition of STOXX Ltd., STOXX Ltd. invested another €74.0 million in intangible assets on December 29, 2009.

For the year ended December 31, 2008, Deutsche Börse Group had capital expenditures in the amount of €94.5 million relating to software (€40.1 million), IT infrastructure (€31.3 million) and building improvement fixtures and furnishing (€23.1 million).

Software Investments

Over the last three financial years the key software investments of Deutsche Börse Group included:

- Creation of a common technological trading infrastructure;

- Creation of clearing solutions for OTC derivatives business to reduce systemic risks and increase integrity of financial markets;

- Supporting the growing usage of collateralized lending and borrowing of cash and securities; and

- Further improvement, in terms of speed, capacity and reliability as well as enhancement, *e.g.*, new functionalities, new markets, new products, the core software releases for the systems of Xetra, Eurex and Clearstream.

Capital expenditures in IT infrastructure (network, central processing units (CPUs), storage, other hardware and software components) increased significantly in 2010 due to the installment of the new ISE data center.

Building Improvements, Fixtures and Furnishing

The amounts invested for building improvements, fixtures and furnishing mainly related to the relocation of Deutsche Börse's principal office from Frankfurt Hausen to Eschborn and the interim building in the years 2008 to 2010.

Investments Currently in Progress

About 25% to 30% of the investments budget of Deutsche Börse Group for 2011 are already committed mainly to the following projects in Europe and Americas:

- Roll out of new Eurex trading infrastructure at ISE and subsequent replacement of current trading systems with new IT-architecture;

- Clearstream: Positioning of Clearstream as a value added service hub and access point to TARGET2-Securities; and

- Clearstream: Implement collateral management service for Brazilian market together with CETIP.

Deutsche Börse Group expects to primarily finance these investments through its cash-flows. None of these investments could be finalized in the current financial year.

Planned Investments

Under its investment program for 2011 Deutsche Börse Group intends to invest approximately 40% of its investment budget in IT infrastructure, approximately 10% of its investment budget in building improvements and approximately 50% in software releases. In particular, the following key investment projects in Europe are planned:

- Eurex: Implementation of portfolio based risk methodology to increase efficiency of collateral, further expand risk and stress testing capabilities and introduce netting between existing and OTC products;

- Eurex: Implementation of client asset protection to allow for flexible segregation of customer assets in the clearing house;

- Eurex: Roll-out of new OTC clearing services for swaps and securities lending transactions; and

- Eurex/Clearstream: Further expansion of liquidity and risk management hub (Global Securities Financing, GC Pooling).

Deutsche Börse Group expects to primarily finance these investments through its cash flows.

Material Contracts

STOXX Shareholders' Agreement

Deutsche Börse and SIX Group AG ("SIX") are parties to a shareholders agreement dated November 12, 2009, relating to STOXX. Upon termination of this agreement the terminating party has the obligation to offer its participation to the other party (*Andienungspflicht*). Certain corporate transactions of STOXX give SIX the right to sell its shareholding to Deutsche Börse. Both shareholders have agreed to non-compete obligations relating to the index business, which do not apply to their business, the business of their group companies (*Gruppenunternehmen*), each as of the date of the agreement, and the business of non-controlled holdings. Under the agreement, STOXX is required to market and sell the existing Deutsche Börse and SIX indices, while the calculation and maintenance of indices is conducted by Indexium AG, an operating company owned by Deutsche Börse and SIX.

Cooperation Agreement Scoach

On October 25, 2006, Deutsche Börse and SIX Group AG (former name: SWX Group) agreed in a cooperation agreement to combine their business operations in the area of structured products in a European exchange organization under a joint name and trademark (Scoach). This cooperation agreement was assumed by SIX Swiss Exchange AG in place of SIX Group AG on March 24, 2009. The cooperation agreement provides for a right of termination for both parties with a notice period of six months to the end of the month, which has the effect of ending the cooperation if a change of control occurs at Deutsche Börse or SIX Swiss Exchange AG. The right of termination expires if it is not exercised within three months of the date of the change of control.

If either party terminates the cooperation agreement, Deutsche Börse has the right and the obligation to acquire all shares in Scoach Holding S.A. (including the indirect participation in Scoach Europe AG, a wholly owned subsidiary of Scoach Holding S.A.), and SIX Swiss Exchange AG has the right and the obligation to acquire all shares in Scoach Schweiz AG. Only if the net financial liabilities (*Nettofinanzverbindlichkeiten*) and non-core assets (*nicht-betriebsnotwendige Aktiven*) of Scoach Holding S.A. (including Scoach Europa AG), on the one hand, and Scoach Schweiz AG, on the other hand, are not of equal value, a compensation must be paid in connection with any such transfer by the party acquiring the more valuable company. In all other cases these share transfers are to be made without any compensation payments to either party.

If the Scoach cooperation between SIX Swiss Exchange and Deutsche Börse were terminated, Deutsche Börse may be entitled to compensation not to exceed 10 million euros.

Shareholders' Agreement Eurex

Deutsche Börse and SIX Swiss Exchange AG each hold 50% of the voting rights in the Eurex Zürich AG. On August 31, 1998, Deutsche Börse and SIX Swiss Exchange AG (former name: SWX Swiss Exchange AG) entered into a shareholders' agreement, according to which, irrespective of their participation, Deutsche Börse bears 85% of the profit and costs of Eurex Zürich AG. This shareholders' agreement, which relates to the parties' cooperation regarding Eurex Zürich AG and its subsidiaries, provides for an extraordinary right of termination for a period of 60 days following a change of control, which is deemed to have occurred if a third party exchange organization obtains a controlling influence over the other party, whether by means of takeover or merger. Following termination of the shareholder's agreement, Deutsche Börse would obtain all shares in Eurex Frankfurt AG and its subsidiaries, while SIX would obtain all shares in Eurex Zürich AG. European Energy Exchange AG (EEX) would be transferred to Deutsche Börse, subject to the provisions of the consortium agreement between the shareholders of EEX.

If the change-of-control provision in the agreement regarding Eurex were triggered as a result of the combination, and the shareholders' agreement was terminated as a result, Deutsche Börse would, following such termination, obtain all shares in Eurex Frankfurt AG and its subsidiaries (including the shares in ISE), and SIX Swiss Exchange would obtain all shares in Eurex Zürich AG. Deutsche Börse would be obliged to refund SIX Swiss Exchange its indirect 15% investment in ISE, with the amount of such refund determined by reference to, among other things, ISE's value on the date of termination. Moreover, the shares in EEX would be transferred from Eurex Zürich AG to Deutsche Börse, subject to the provisions of the consortium agreement between the shareholders of EEX. It is not clear to Deutsche Börse whether any payments would be due following a valid termination based on a change of control. However, if such payments were required to be made, they would primarily affect Deutsche Börse's liquidity because Deutsche Börse would obtain all of the share capital and right to profits from Eurex Frankfurt AG and its subsidiaries, including ISE, and the 56.14% shareholding in EEX.

Facility Agreement Clearstream Banking S.A. and Deutsche Börse

On May 6, 2008, supplemented on April 9, 2009, March 30, 2010 and March 29, 2011, Deutsche Börse and its subsidiary Clearstream Banking S.A. entered into a multicurrency revolving facility agreement with a

consortium of banks for a working capital credit line with total borrowing availability of up to $1.0 billion. In the event of a change of control, the lead manager of the consortium must terminate the agreement within a period of 30 days and declare all amounts due to the lenders immediately repayable, if required to do so by a majority of the consortium banks, who together have provided two-thirds of the amount of the facility granted at the date of the change of control. In the terms of this facility agreement, a person or group of persons have control if they coordinate their actions and/or if they have the opportunity to govern the business of Deutsche Börse or to determine the composition of the majority of the Deutsche Börse management board. The consortium banks have waived the change of control provision in connection with the combination.

Bonds Issued by Deutsche Börse

Under the terms of the 2008/2013 fixed-rate bonds in a principal amount of €650.0 million issued by Deutsche Börse, a put right applies in the event of a change of control. In the event investors exercise their put right, the bonds will become immediately repayable at par plus any accrued interest. A change of control is deemed to have occurred if one person, several persons acting together, or third parties acting on their behalf has or have acquired more than 50% of the shares of Deutsche Börse or the number of shares required to exercise more than 50% of the voting rights at the annual general meetings of Deutsche Börse. In addition, the relevant terms require that the change of control must have adversely affected the rating given to one of the preferential, unsecured debt instruments of Deutsche Börse by Moody's Investors Services, Inc., Standard & Poor's or Fitch Ratings Limited, provided such reduction results in a senior unsecured rating below Baa3 by Moody's or BBB- by Standard & Poor's or Fitch.

Under the terms of the subordinated fixed-rate and floating-rate bonds in a principal amount of €550.0 million issued by Deutsche Börse in 2008, a call right applies in the event of a change of control. If the issuer exercises its call right, the bonds will become immediately repayable at par plus any accrued interest. A change of control is deemed to have occurred if one person, several persons acting together, or third parties acting on their behalf has or have acquired more than 50% of the shares of Deutsche Börse or the number of shares required to exercise more than 50% of the voting rights at the annual general meetings of Deutsche Börse. In addition, the relevant terms require that the change of control must have adversely affected the rating given to one of the preferential, unsecured debt instruments of Deutsche Börse by Moody's Investors Services, Inc., Standard & Poor's or Fitch Ratings Limited, provided such reduction results in a senior unsecured rating below Baa3 by Moody's or BBB- by Standard & Poor's or Fitch. If a change of control is deemed to have occurred and the issuer does not exercise its call right, the interest rate payable on such bonds will increase by an additional 5.00% per annum.

If a change of control occurs, there is also a right to require repayment of various bonds issued by Deutsche Börse in 2008 under a U.S. private placement. The change of control must also adversely affect the rating given to one of the preferential unsecured debt instruments of Deutsche Börse by Moody's Investors Services, Inc., Standard & Poor's or Fitch Ratings Limited. The provisions contained in the applicable terms correspond to the conditions specified for the 2008/2013 fixed-rate bonds. The bonds issued under the private placement are as follows: $170.0 million due on June 12, 2015, $220.0 million due on June 12, 2018 and $70.0 million due on June 12, 2020. The combination is not expected to trigger change-of-control provisions applicable to the bonds issued by Deutsche Börse because Deutsche Börse does not expect the combination to adversely affect the credit ratings given to the unsecured debt instruments of Deutsche Börse.

Legal Proceedings

Deutsche Börse Group companies are currently party to a number of legal proceedings within the normal course of their business. The following is a summary of significant legal matters as of the date of this document. Except for the proceedings cited in this section, there are no governmental, legal or arbitration proceedings (including any such proceedings pending or threatened, of which Deutsche Börse is aware), nor have there been during the previous 12 months, which may have or have had in the recent past material effects on Deutsche Börse's financial position or profitability.

Peterson v. Clearstream Banking, S.A., Citibank et al.

Following a class action against the Islamic Republic of Iran ("Iran"), plaintiffs obtained a default judgment against Iran in September 2007 in US courts. In June 2008, plaintiffs commenced enforcement proceedings to satisfy this judgment by restraining certain client positions held in Clearstream Banking S.A.'s securities omnibus account with its US depository bank. Clearstream Banking S.A. defended against the restraints and filed a motion to vacate the restraints on various grounds. This motion remains pending before the United States District Court for the Southern District of New York. In October 2010, plaintiffs commenced a lawsuit which seeks to have the restrained positions turned over to plaintiffs. A plaintiff's amended complaint was received by Clearstream Banking S.A. in Luxembourg on 7 January 2011. The amended complaint includes a cause of action directly against Clearstream Banking S.A. alleging $250 million in connection with purportedly fraudulent conveyances related to the restrained positions. Should the case proceed to turnover, Clearstream Banking S.A. intends to defend itself vigorously to the fullest extent.

In June 2008, the plaintiffs commenced enforcement proceedings to satisfy this judgment by restraining certain client positions held in Clearstream Banking S.A.'s securities omnibus account with its US depository bank alleged to be beneficially owned by an Iranian government entity. Clearstream initiated the closure or blocking of all Iranian customers' accounts in November 2007, and all accounts of Iranian customers are currently closed or blocked in Clearstream in accordance with the EU and U.S. Iran sanction regulations.

On March 17, 2011, the German Financial Reporting Enforcement Panel notified Deutsche Börse that it intends to review the consolidated financial statements as well as the consolidated management report as of December 31, 2009 of Deutsche Börse pursuant to Section 342b para. 2 sentence 3 no. 2 German Commercial Code regarding the presentation of the litigation *Peterson v. Clearstream Banking, S.A., Citibank* et al. in those statements. From the perspective of Deutsche Börse there was no sufficient reason to show the legal proceeding, which was explained in the 2010 management report, in the 2009 management report.

Heiser v. Clearstream Banking, S.A.

In addition to existing enforcement proceedings in the Peterson case, another turnover proceeding was filed with United States District Court for the Southern District of New York, in March 2011. For satisfaction of another judgment the plaintiffs are seeking turnover of the above mentioned client positions held in Clearstream Banking S.A.'s securities omnibus account with its US depository bank. Clearstream Banking S.A. intends to defend against this claim consistent with its custodial obligations, if the case proceeds to turnover.

Creditors of the Republic of Argentina v. Clearstream Banking Luxembourg S.A. et al.

Three related claims were filed with the District Court of Luxembourg in 2009 against Clearstream Banking Luxembourg S.A. in connection with three separate judgments made against the Republic of Argentina in favor of individuals who sought payment on securities issued by Argentina. The plaintiffs allege that Clearstream Banking Luxembourg S.A., among other defendants, made improper payments in an aggregate amount of approximately €40 million in violation of the judgments. Submissions and replies to submissions have been made.

Fairfield Sentry Ltd. and Fairfield Sigma Limited v. Clearstream Banking S.A., Luxembourg et al.

Fairfield Sentry Ltd. and Fairfield Sigma Limited, acting by and through their liquidators, filed a claim in the United States District Court for the Southern District of New York against Clearstream Banking S.A. and investors in the two investment funds seeking damages in an amount of approximately $13.5 million. The complaint alleges that Clearstream Banking S.A. made improper payments between January 2007 and November 2008 to former investors in the Madoff Ponzi scheme. The claim was received by Clearstream Banking S.A. on February 3, 2011.

By letters received at the end of February and March 2011 Clearstream Banking S.A. was informed of another complaint by the same plaintiffs, naming, among others, Clearstream Banking S.A. as defendant. Purpose and reasoning of the complaints are similar to the above, but targeted at an extended payment period. Clearstreams Banking S.A.'s additional exposure under this new complaint is approximately $11.5 million.

Clearstream Banking S.A. intends to defend itself against these claims.

Legal Proceedings in connection with the Business Combination Agreement

Following the announcement of the business combination agreement, various lawsuits were filed by purported NYSE Euronext shareholders in at least two state courts in the United States. The plaintiffs are seeking to litigate on behalf of a proposed class of all NYSE Euronext shareholders. The named defendants include the members of the NYSE Euronext board of directors, certain officers, as well as NYSE Euronext, Deutsche Börse and related corporate entities. Each lawsuit asserts a claim for breach of fiduciary duty against the individual defendants, and a claim for aiding and abetting that alleged breach against one or more of the entity defendants. In general, the lawsuits critique the terms of the proposed transaction and seek, among other things, an injunction against its completion. Deutsche Börse is reviewing the complaints and intends to contest them. See "Recent Developments and Outlook" for more information regarding litigation concerning the combination.

In addition to the matters described above, the Deutsche Börse Group companies are from time to time involved in various legal and regulatory proceedings that arise in the ordinary course of their business. Deutsche Börse does not believe, based on currently available information, that the results of any of these proceedings will have a material adverse effect on its operating results or financial condition.

Insurance

As a risk mitigation measure, Deutsche Börse has entered into a group-wide insurance portfolio. Various insurance contracts with reputable insurer carriers are contracted, which include among others: comprehensive crime and depository indemnity insurance, premises and transport insurance, property insurance, terror coverage insurance, general and environmental liability insurance, employment practices liability insurances, workers compensation, employers liability and also special risk policies regarding legal expenses, business interruption, terrorism, unauthorized trading, mergers and acquisitions. Additionally specific employee benefit insurance policies are subscribed such as life, accident and assistance policies.

A directors' and officers' liability insurance policy (D&O) is in force to cover members of Deutsche Börse's management board and supervisory board. It also captures all of their other mandates within the Group entities. This D&O has a sub-limit for outside directorship liability (ODL) exposures. In accordance with their standard terms and with market practice a number of insurance policies are entered into on a yearly basis and thus expire at the end of each December or March. This includes for example the D&O liability insurance policy, the CCDI (crime and depository indemnity insurance policy) and the P&T (premises and transport insurance policy). The renewal process is authorized either through a CFO and/or an executive committee board approval.

Deutsche Börse's insurance portfolio aims to reduce Deutsche Börse's worldwide risks and comprises master and/or primary underlying policies in line with "non admitted" regulations as applicable in the different countries Deutsche Börse is operating. Deutsche Börse believes that its exposures are appropriately covered with regard to the nature of its business activities as well as the related risks in the context of the available insurance offerings. However, it is impossible to exclude the possibility that Deutsche Börse will incur damages that are not covered by insurance policies or that exceed the coverage limits of these insurance policies. Moreover, there can be no guarantee that it will be possible for Deutsche Börse to obtain adequate insurance coverage in the future.

Certain Relationships and Related-Party Transactions

Related parties as defined by IAS 24 are the members of the executive bodies of Deutsche Börse, those companies classified as its associates and other investors, and companies that are controlled or significantly influenced by members of its executive bodies.

The remuneration of the individual members of the executive and supervisory boards of Deutsche Börse is presented in the sections "— Remuneration of Deutsche Börse Supervisory Board" and "— Remuneration of the Deutsche Börse Management Board."

Deutsche Börse Management Board

In 2010, the fixed and variable remuneration of the members of the Deutsche Börse management board, including noncash benefits, amounted to a total of €15.2 million (2009: €9.4 million; 2008: €13.0 million).

In 2010, no expenses for non-recurring termination benefits for management board members of Deutsche Börse were recognized in the consolidated income statement (2009: €5.8 million; 2008: nil).

The actuarial present value of the pension obligations to management board members of Deutsche Börse was €26.2 million at December 31, 2010 (December 31, 2009: €19.3 million; December 31, 2008: €15.6 million). Expenses of €2.5 million (2009: €1.4 million; 2008: €3.5 million) were recognized as additions to pension provisions.

Former Members of the Deutsche Börse Management Board or their Surviving Dependents

The remuneration paid to former members of the Deutsche Börse management board or their surviving dependents amounted to €1.3 million in 2010 (2009: €1.3 million; 2008: €1.2 million). The actuarial present value of the pension obligations was €32.6 million at December 31, 2010 (2009: €28.7 million; 2008: €27.2 million).

Deutsche Börse Supervisory Board

The aggregate remuneration paid to members of the Deutsche Börse supervisory board in 2010 was €1.8 million (2009: €1.9 million; 2008: €2.3 million). No expenses were incurred in 2010 for the phantom stock options granted under the phantom stock option plan until 2004 (2009: nil; 2008: total expenses of €0.2 million). In 2008, all options that had not been previously exercised were exercised, and in 2009 and 2010 no rights were outstanding under the phantom stock option plan.

In connection with the combination with NYSE Euronext, Deutsche Börse entered into agreements with Deutsche Bank in Frankfurt am Main, Mayer Brown LLP in Washington, D.C. as well as J.P. Morgan Securities Inc. in New York, New York regarding the provision of advisory services. Since the start of the 2008 financial year, three members of the Deutsche Börse supervisory board held key positions within these companies while also being members of the Deutsche Börse supervisory board. In the first quarter of 2011, Deutsche Börse Group paid Deutsche Bank AG €0.2 million in the aggregate for the provision of advisory services.

Breakdown of other Transactions with Related Parties

The following table shows the other material transactions with companies classified as related parties for the fiscal years 2010, 2009 and 2008. From the fiscal year on December 31, 2010 through March 31, 2011, there have been no other transactions with related parties other than those set forth in the table. Through March 31, 2011, there have been no significant changes in the sum of the outstanding balances.

	Net position of all transactions			Outstanding balances		
	2010	**2009**	**2008**	**2010**	**2009**	**2008**
	(in millions of euros)					
Associates						
Loans from Scoach Holding S.A. to Deutsche Börse as part of cash pooling[1]	0	n/a	n/a	(3.4)[2]	0	n/a
Loans from Deutsche Börse to Indexium AG[3]	0	0	n/a	1.0[4]	0	n/a
IT services and infrastructure by International Securities Exchange, LLC for Direct Edge Holdings, LLC	2.7	5.1	0	0	0	0
License fees paid by Eurex Frankfurt AG to STOXX Ltd.[5]	n/a	(20.5)	(26.5)	n/a	n/a	(7.4)
Administrative services by Deutsche Börse for Scoach Holding S.A.[1]	n/a	n/a	n/a	0	(5.5)	n/a
Administrative services by Deutsche Börse for Scoach Europa AG[1]	6.1	n/a	n/a	2.8	0	n/a
Operation of trading and clearing software by Deutsche Börse Systems AG for European Energy Exchange AG and affiliates	10.3	11.6	7.0	1.7	2.1	2.6
Provision of price data by STOXX Ltd. to Deutsche Börse[5]	n/a	(3.9)	(4.1)	n/a	n/a	0
Operation of the trading system by Deutsche Börse Systems AG for US Futures Exchange LLC[6]	n/a	0	5.7	n/a	0[7]	0[7]
Administrative services and index calculation services by Deutsche Börse for STOXX Ltd.[5]	n/a	0.6	0.6	n/a	n/a	0
Operation and development of Xontro by Deutsche Börse Systems AG for BrainTrade Gesellschaft für Börsensysteme mbH	n/a	16.6	20.7	n/a	1.6	1.9
Operation of the floor trading system by BrainTrade Gesellschaft für Börsensysteme mbH for Deutsche Börse	n/a	(8.7)	(8.8)	n/a	(0.9)	(1.0)
Development and Operation of the Converter system by Clearstream Services S.A. for Link-Up Capital Markets, S.L.	2.5	6.5	0	0.9	0.5	0
Money market transactions of Clearstream Banking S.A. with European Commodity Clearing AG	(0.4)	(1.0)	(3.5)	(0.1)[8]	(197.9)	(278.0)
Other transactions with associates	—	—	—	(0.4)	1.5	0.9
Total				**2.5**	**(198.6)**	**(281.0)**
Other investors						
Office and administrative services by Eurex Zürich AG for SIX Swiss Exchange AG	22.5	27.0	32.6	5.1	3.5	3.4
Loans of SIX Group AG provided to STOXX Ltd. as part of the acquisition[9]	(0.5)	n/a	n/a	(11.2)[10]	(15.2)	n/a
Office and administrative services by SIX Swiss Group AG for STOXX Ltd.[9]	(4.5)	n/a	n/a	(1.4)	0	n/a
Office and administrative services by SIX Swiss Exchange AG for Scoach Schweiz AG[11]	n/a	(9.0)	(9.5)	n/a	n/a	0
Office and administrative services by SIX Swiss Exchange AG for Eurex Zürich AG	(8.1)	(7.4)	(7.2)	(1.2)	(0.8)	(0.8)
Operation and development of Eurex software by Deutsche Börse Systems AG for SIX Swiss Exchange AG	17.5	15.4	6.1	2.8	1.5	0.9
Office and administrative services by SIX Swiss Exchange AG for Eurex Frankfurt AG	(5.8)	(6.7)	(7.4)	(0.1)	(0.8)	(0.8)
Transfer of revenue from Eurex fees by Eurex Zürich AG to SIX Swiss Exchange AG	n/a	n/a	n/a	(15.2)	(12.0)	(8.7)
Operation and development of Xontro by Deutsche Börse Systems AG for BrainTrade Gesellschaft für Börsensysteme mbH	15.7	n/a	n/a	1.6	n/a	n/a
Operation of the floor trading system by BrainTrade Gesellschaft für Börsensysteme mbH for Deutsche Börse	(8.8)	n/a	n/a	(0.9)	n/a	n/a
Operation of the floor trading system by BrainTrade Gesellschaft für Börsensysteme mbH for Scoach Europa AG[11]	n/a	(1.7)	(2.3)	n/a	0	0
Other transactions with other investors	—	—	—	0.1	0.2	(2.4)
Total				**(20.4)**	**(23.6)**	**(8.4)**

(1) Since Scoach Holding S.A. and its subsidiaries were deconsolidated as of December 31, 2009, they have been accounted for as an associate. As a result, no figures are reported for 2009 or 2008 in the "amount of the transactions" column and for 2008 in the "outstanding balances" column.

(2) The largest amount outstanding during 2008 to 2010 amounted to €8.1 million; the loan's interest is determined based on one-month Euribor.

(3) Indexium AG was founded as of December 29, 2009.

(4) The largest amount outstanding during 2008 to 2010 amounted to CHF 1.2 million; the loans bear interest of 4.5%.

(5) STOXX Ltd. was fully consolidated as of December 29, 2009, accordingly no "outstanding balances" are disclosed for 2009 and 2010 and no "amount of the transactions" is given for 2010.

(6) U.S. Futures Exchange LLC was liquidated as of December 31, 2010.

(7) Recognized allowances for outstanding receivables (2009: €5.7 million; 2008: €2.2 million).

(8) The largest amount outstanding during 2008 to 2010 amounted to €518 million; the loan bears interest of ECB deposit facility rate minus 0.10% or 0.15%, respectively.

(9) Since STOXX Ltd. has been fully consolidated since December 29, 2009, services to and from SIX Group AG are reported for the periods 2010 and 2009.

(10) The largest amount outstanding during 2008 to 2010 (without accrued interest) amounted to €14.9 million; the loan bears interest of 3.25%.

(11) Due to the deconsolidation of Scoach Schweiz AG and Scoach Europa AG end of 2009, only figures recognized in profit or loss are reported for both companies for 2009 and no information is provided for 2010.

Share Capital and Shareholder Structure

Deutsche Börse is registered as a German stock corporation (*Aktiengesellschaft*) in the commercial register of the Local Court (*Amtsgericht*) of Frankfurt am Main under the commercial register number HRB 32232 with its registered seat in Frankfurt am Main and business address in Mergenthalerallee 61, 65760 Eschborn, Germany (+49 (0) 692110).

Share Capital

The current share capital of Deutsche Börse is €195,000,000.00 and is divided into 195,000,000 registered shares with no par value. There are no other classes of shares besides the ordinary shares. There are no non-voting shares.

Deutsche Börse repurchased 6,240,778 shares in the amount of €380.5 million during 2008. The share buyback was authorized by the Annual General Meeting. No shares were repurchased during 2009, 2010 and until the publication of this exchange offer document in 2011. At the time of publication of the exchange offer document, Deutsche Börse still holds 8,956,997 Deutsche Börse shares as a result of the past share buybacks.

The Deutsche Börse shares are admitted to trading on the regulated market of the Frankfurt Stock Exchange and, simultaneously, in the sub-segment thereof with additional post-admission obligations (Prime Standard).

Authorized Capital I

The Deutsche Börse management board, with the consent of the Deutsche Börse supervisory board, is authorized to increase the share capital on one or more occasions on or before May 23, 2011, by up to a total of €5,200,000.00, by issuing new registered no-par value shares against cash and/or in-kind contributions ("Authorized Capital I"). The shareholders of Deutsche Börse shall be granted subscription rights unless the Deutsche Börse management board, with the approval of the Deutsche Börse supervisory board, uses its authorization to exclude shareholder subscription rights. The Deutsche Börse management board, with the consent of the Deutsche Börse supervisory board, is authorized to exclude subscription rights if the share capital is increased against in-kind contributions for the purpose of acquiring companies, parts of companies or interests in companies or other assets. The Deutsche Börse management board, with the consent of the Deutsche Börse

supervisory board, is also authorized to exclude fractional amounts from subscription rights of shareholders of Deutsche Börse. The content of the rights attached to the shares and the terms and conditions relating to their issue, including the issue price, will be determined by the Deutsche Börse management board with the consent of the Deutsche Börse supervisory board.

Authorized Capital II

The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, is authorized to increase the share capital on one or more occasions until May 26, 2015, by up to a total of €27,800,000.00, by issuing new registered no-par value shares against cash and/or in-kind contributions ("Authorized Capital II"). The shareholders of Deutsche Börse shall be granted subscription rights.

However, the Deutsche Börse management board, with the consent of the Deutsche Börse supervisory board, is authorized to exclude shareholder subscription rights in the case of a capital increase against cash contribution if the issue price of the new shares does not fall substantially below the quoted price of the shares and the shares issued under the exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act may not exceed a total of 10% of the share capital of Deutsche Börse either when the authorization becomes effective by virtue of the amendment to the Articles of Incorporation being recorded in the commercial register or when the authorization is exercised. All shares issued or sold in accordance with section 186(3) sentence 4 of the German Stock Corporation Act (directly or analogously) during the period of validity of the authorization until it is exercised, are included in the calculation of the 10% limit.

The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, is also authorized to exclude subscription rights of shareholders for a pro rata amount of the share capital of up to a total of €3,000,000.00 in order to issue the new shares to employees of Deutsche Börse or affiliated companies (within the meaning of sections 15 et seq. of the German Stock Corporation Act), excluding members of the Deutsche Börse management board and the management of affiliated companies. These shares may be issued either directly or indirectly following subscription by a credit institution and repurchase by Deutsche Börse.

The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, is also authorized to exclude subscription rights of shareholders if the share capital is increased against in-kind contributions for the purpose of acquiring companies, parts of companies or interests in companies or other assets.

The Deutsche Börse management board, with the consent of the Deutsche Börse supervisory board, is also authorized to exclude fractional amounts from subscription rights of shareholders.

The new shares may also be acquired by certain credit institutions or companies to be specified by the Deutsche Börse management board operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act subject to the obligation that they offer such shares to shareholders of Deutsche Börse (indirect subscription right).

The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, shall determine the additional terms and conditions relating to the issuance of the shares, including the issue price.

Authorized Capital III

The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, is authorized to increase the share capital on one or more occasions until May 26, 2015, by up to a total of €19,500,000.00, by issuing new registered no-par value shares against cash contributions (Authorized Capital III). The shareholders of Deutsche Börse shall be granted subscription rights. However, the Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, is authorized to exclude fractional amounts from subscription rights of shareholders.

The new shares may also be acquired by certain credit institutions or companies to be specified by the Deutsche Börse management board operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act, subject to the obligation that they offer such shares to shareholders of Deutsche Börse (indirect subscription right).

The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, shall determine the additional terms and conditions relating to the issuance of the shares, including the issue price.

Authorized Capital IV

The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, is authorized to increase the share capital on one or more occasions until May 10, 2012, by up to a total of €6,000,000.00, by issuing new registered no-par value shares against cash and/or in-kind contributions ("Authorized Capital IV"). The shareholders of Deutsche Börse shall be granted subscription rights unless the Deutsche Börse management board, with the approval of the Deutsche Börse supervisory board, uses its authorization to exclude shareholder subscription rights. The Deutsche Börse management board, with the consent of the Deutsche Börse supervisory board, is authorized to exclude fractional amounts from subscription rights of shareholders. The Deutsche Börse management board, subject to the consent of the Deutsche Börse supervisory board, is authorized to exclude subscription rights of shareholders in order to issue up to 900,000 new shares per financial year to members of the Deutsche Börse management board and employees of Deutsche Börse, as well as to members of the Executive Boards and management and employees of related companies (within the meaning of section 15 et seq. of the German Stock Corporation Act). The content of the rights attached to the shares and the terms and conditions relating to their issuance, including the amount to be issued, will be determined by the Deutsche Börse management board with the consent of the Deutsche Börse supervisory board. Shares issued to members of the Deutsche Börse management board and employees of Deutsche Börse, as well as to members of the Executive Boards/management and employees of related companies within the meaning of section 15 et seq. of the German Stock Corporation Act, carry full dividend rights for the fiscal year in which they are issued.

Conditional Capital I

The share capital is conditionally increased by up to €6,000,000.00 through the issuance of up to 6,000,000 registered no-par value shares ("Conditional Capital I"). The conditional capital increase is intended solely to fulfill subscription rights granted on or before May 13, 2008 on the basis of the authorization by the General Shareholders' Meeting on May 14, 2003, under item 7 of the agenda. The conditional capital increase will only be carried out to the extent that the holders of the subscription rights issued make use of their subscription rights and Deutsche Börse does not fulfill the subscription rights by transferring own shares or by making a cash payment. The new shares are entitled to receive dividends as of the beginning of the financial year in which they arise by exercise of subscription rights.

Shareholder Structure

Deutsche Börse has issued 195,000,000 shares. Of these shares 8,956,997 are held in treasury by Deutsche Börse AG, resulting in 186,043,003 shares currently outstanding. As of March 31, 2011, institutional investors held approximately 95% of all outstanding Deutsche Börse shares. The remaining shares were held by private investors.

The following table of Deutsche Börse's principal shareholders sets forth those shareholders who have notified the percentage of their voting rights in Deutsche Börse's share capital in accordance with Section 21 of the German Securities Trading Act:

Shareholder	Publication date[1]	Voting rights					
		directly held[2]		attributed		total	
		%	number	%	number	%	number
BlackRock, Inc., New York, NY, U.S.A.	February 25, 2011	—	—	4.99	9,724,997	4.99	9,724,997
BlackRock Financial Management, Inc. New York, NY, U.S.A.	May 21, 2010	—	—	4.83	9,410,599	4.83	9,410,599
BlackRock HoldCo 2, Inc. Wilmington, DE, U.S.A.	May 21, 2010	—	—	4.83	9,410,599	4.83	9,410,599
BlackRock Advisors Holdings, Inc., New York, NY, U.S.A.	December 10, 2009	—	—	3.35	6,526,163	3.35	6,526,163
Sun Life Financial, Inc., Toronto, ON, Canada	September 15, 2009	—	—	3.34	6,518,717	3.34	6,518,717
Sun Life Global Investments, Inc., Toronto, ON, Canada	September 15, 2009	—	—	3.34	6,518,717	3.34	6,518,717
Massachusetts Financial Services Company (MFS), Boston, MA, U.S.A.	September 15, 2009	—	—	3.07	5,990,617	3.07	5,990,617
Sun Life Assurance Company of Canada — U.S. Operations Holdings, Inc., Wellesley Hills, MA, U.S.A.	September 15, 2009	—	—	3.07	5,990,617	3.07	5,990,617
Sun Life Financial (U.S.) Holdings, Inc., Wellesley Hills, MA, U.S.A.	September 15, 2009	—	—	3.07	5,990,617	3.07	5,990,617
Sun Life Financial (U.S.) Investments LLC, Wellesley Hills, MA, U.S.A.	September 15, 2009	—	—	3.07	5,990,617	3.07	5,990,617
Sun Life of Canada (U.S.) Financial Services Holdings, Inc., Boston, MA, U.S.A.	September 15, 2009	—	—	3.07	5,990,617	3.07	5,990,617
Deutsche Börse, Frankfurt / Eschborn, Germany	September 30, 2008	3.05[3]	5,950,653[4]	—	—	3.05[3]	5,950,653[4]
Franklin Mutual Advisers, LLC, Short Hills, New Jersey, U.S.A.	June 30, 2009	—	—	3.01	5,871,225	3.01	5,871,225

Notes:

(1) Pursuant to Sec. 26 para. 1 of the German Securities Trading Act.
(2) As far as "—" is stated, Deutsche Börse has no information as to these entities' direct shareholdings.
(3) 4.59% of the issued share capital as of the date of the publication of this document.
(4) 8,956,997 as of the date of the publication of this document.

Corporate Structure and List of Subsidiaries

Deutsche Börse Group is composed of Deutsche Börse and its subsidiaries. The following intercompany agreements according to Section 291 *et seq.* German Stock Corporation Act with affiliates are in place within Deutsche Börse Group:

- a domination and profit and loss transfer agreement between Eurex Frankfurt AG as controlling entity and the Eurex Clearing AG as controlled entity, dated November 18, 1998;

- a domination and profit and loss transfer agreement between Eurex Frankfurt AG as controlling entity and Eurex Repo GmbH as controlled entity, dated July 11, 2001, and as amended November 5, 2003;
- a profit and loss transfer agreement between Eurex Frankfurt AG as controlling entity and Eurex Services GmbH as controlled entity, dated November 28, 2007 and as amended April 24, 2008 and a domination agreement between Eurex Frankfurt AG as controlling entity and Eurex Services GmbH as controlled entity, dated December 13, 2007;
- a domination agreement between Deutsche Börse as controlling entity and Clearstream Banking AG as controlled entity, dated March 2, 2010; and
- a profit and loss transfer agreement between Deutsche Börse as controlling entity and Clearstream Holding AG as controlled entity, dated March 4, 2008.

The following illustration provides an overview of Deutsche Börse AG's simplified shareholding structure as at January 1, 2011.


Deutsche Börse AG(1)
Scoach Holding S.A. 50%
Scoach Schweiz AG 100%
Scoach Europa AG 100%
Brain Trade Gesellschaft für Börsensysteme mbH 21%(2)
Deutsche Börse Commodities GmbH 16%
Tradegate Exchange GmbH 75%
Eurex Zürich AG 50%
Eurex Frankfurt AG 100%
Eurex Repo GmbH 100%
Eurex Clearing AG 100%
Eurex Bonds GmbH 79%
U.S. Exchange Holdings, Inc. 100%
International Securities Exchange Holdings, Inc. 100%
International Securities Exchange, LLC 100%
Direct Edge Holdings, LLC 31.54%
EDGA Exchange, Inc. 100%
EDGX Exchange, Inc. 100%
European Energy Exchange AG 56.14%(4)
Clearstream Holding AG 100%
Clearstream International S.A. 100%
Clearstream Banking S.A. 100%
Clearstream Banking Japan, Ltd. 100%
REGIS-TR S.A. 50%
Clearstream Banking AG 100%
Link-Up Capital Markets, S.L. 26%
Clearstream Services S.A. 100%
Clearstream Operations Prague s.r.o. 100%
LuxCSD S.A. 50%
Market News International Inc. 100%
Need to Know News, LLC 100%
Infobolsa S.A. 50%
STOXX Ltd. 50%
Deutsche Börse Systems Inc. 100%
Deutsche Börse Services s.r.o. 100%(3)

Notes:

(1) Participation below 100% are approximations.

(2) Direct equity interest Deutsche Börse: 14%.

(3) Indirect equity interest.

(4) On March 31, 2011, Eurex Zürich AG announced that its shareholding in EEX would increase from 35.23% to 56.14%. The transaction was closed on April 12, 2011.

The following list shows Deutsche Börse's significant subsidiaries as at December 31, 2010, all of which are fully consolidated:

Name	Registered Office	Field of activities	Proportion of capital and voting power held[1]
Clearstream Holding AG . . . . Clearstream International S.A. . . Clearstream Banking S.A. . . . . . . Clearstream Banking AG	Frankfurt am Main, Germany Luxembourg, Luxembourg Luxembourg, Luxembourg Frankfurt am Main, Germany	Clearstream Holding and its subsidiaries provide the post-trade infrastructure for the international Eurobond market and the German securities industry. In addition, they provide services for the management of securities	100.00 (100.00) (100.00) (100.00)
Eurex Zürich AG	Zürich, Switzerland	Eurex Zürich AG operates the Eurex Zürich exchange, an electronic derivatives market trading platform.	50.00
Eurex Frankfurt AG	Frankfurt am Main, Germany	Eurex Frankfurt AG operates the Eurex Deutschland exchange, an electronic derivatives market trading platform. Through Eurex Bonds GmbH and Eurex Repo GmbH, Eurex Frankfurt AG operates Deutsche Börse's fixed-income securities and repo business.	(50.00)
Eurex Clearing AG	Frankfurt am Main, Germany	Eurex Clearing AG is the clearing house within Deutsche Börse and acts as central counterparty for derivatives, equities, repo, energy and fixed income transactions.	(50.00)
International Securities Exchange Holdings, Inc.	New York, New York	ISE operates an electronic equity options trading platform in the U.S.	(50.00)
STOXX Ltd.	Zürich, Switzerland	STOXX is provides index calculation and distributes market data.	50.10

Notes:
(1)   Figures in parentheses indicate voting power in connection with indirect holdings.

Supervisory Board and Management Board

Deutsche Börse has a two-tier governance structure with a supervisory board composed of non-executive members and a management board composed of Deutsche Börse's senior executive officers.

Deutsche Börse Supervisory Board

Deutsche Börse's supervisory board appoints, supervises and advises the management board and is directly involved in key decisions affecting Deutsche Börse. Members of Deutsche Börse's supervisory board are appointed for a period of three years; however, when electing members to the supervisory board, Deutsche Börse's annual general meeting may determine a shorter term of office. Deutsche Börse's supervisory board currently has 18 members consisting of 12 shareholder representatives and six employee representatives.

The following table sets forth the names of the members of Deutsche Börse's supervisory board and certain of their board positions, present principal occupation or employment and other directorships as at December 31, 2010.

Name	Board Position	Other Functions
Dr. Manfred Gentz	Chairman	Chairman of the Board of Directors, Zurich Financial Services, Zurich; President of the International Chamber of Commerce (ICC) Germany, Berlin; Member of the Executive Board ICC, Paris
Gerhard Roggemann	Deputy Chairman	Vice Chairman, Hawkpoint Partners Europe, London
Herbert Bayer(*)	Member	ver.di, Department 1 Financial Services, Area Frankfurt/Main and Region, Frankfurt/Main
Richard Berliand	Member	Managing Director, J.P. Morgan Securities Ltd., London
Birgit Bokel(*)	Member	Retired employee Deutsche Börse, Frankfurt am Main
Dr. Joachim Faber	Member	Member of the Executive Board Allianz SE, Munich; CEO Allianz Global Investors AG, Munich
Hans-Peter Gabe(*)	Member	Employee Deutsche Börse, Frankfurt am Main
Richard M. Hayden	Member	Non Executive Chairman, Haymarket Financial LLP, London; Senior Advisor, TowerBrook Capital Partners L.P., London
Craig Heimark	Member	Managing Partner, Hawthorne Group LLC, Palo Alto
Dr. Konrad Hummler	Member	Managing Partner, Wegelin & Co. Privatbankiers, St. Gallen
David Krell	Member	Chairman of the Board of Directors, International Securities Exchange, LLC, New York
Hermann-Josef Lamberti	Member	Member of the Management Board, Deutsche Bank AG, Frankfurt/Main
Friedrich Merz	Member	Partner, Mayer Brown LLP, Berlin
Thomas Neiße	Member	Chief Executive Officer Deka Investment GmbH, Frankfurt/Main
Roland Prantl(*)	Member	Employee of Deutsche Börse, Frankfurt/Main
Dr. Erhard Schipporeit	Member	Management Consultant, Hanover
Norfried Stumpf(*)	Member	Employee Clearstream Banking AG, Frankfurt am Main
Johannes Witt(*)	Member	Employee of Deutsche Börse, Frankfurt am Main

Note:

(*) Employee representative.

The business address of each of the members of Deutsche Börse's supervisory board is Mergenthalerallee 67, 65760 Eschborn, Germany.

Audit and Finance Committee

The members of the Audit and Finance Committee of Deutsche Börse are:

Name	Function
Dr. Erhard Schipporeit	Chairman
Friedrich Merz	Member
Thomas Neiße	Member
Johannes Witt	Member

The Audit and Finance Committee of Deutsche Börse held nine meetings in 2010 and two meetings until March 4, 2011. The Audit and Finance Committee discussed the annual financial statements and the audit report in a meeting with the auditors. It also reviews the quarterly reports. It obtains the necessary statement of independence from the auditors, issues the audit engagement letter to the auditors and specifies the areas of emphasis of the audit, as well as determining the audit fee. The auditors supported the committee in all material questions relating to accounting and the regular monitoring activities.

On December 10, 2010, the Deutsche Börse management board and supervisory board each submitted a declaration of conformity with the German Corporate Governance Code in accordance with Section 161 of the German Stock Corporation Act.

Deutsche Börse Management Board

The Deutsche Börse management board is solely responsible for managing Deutsche Börse and the Chief Executive Officer coordinates the activities of the management board members. As the management body, it executes the business of Deutsche Börse in accordance with the law, the articles of association, the bylaws for the management board and the supervisory board, the schedule of responsibilities and the relevant service contracts.

The management board's bylaws stipulate which issues must be addressed by the full management board and which majorities are required for the adoption of management board resolutions. The schedule of responsibilities sets out the segments for which the individual management board members are responsible.

As at January 1, 2011, the Deutsche Börse's management board has six members. The following table sets forth the names of these members and their current position as at December 31, 2010.

Name	Age	Current Position
Dr. Reto Francioni	55	Chief Executive Officer
Andreas Preuss	54	Deputy Chief Executive Officer and Member, responsible for Derivatives & Market Data Division
Gregor Pottmeyer	48	Chief Financial Officer
Frank Gerstenschläger	50	Member, responsible for Cash Division
Dr.-Ing. Michael Kuhn	57	Chief Information Officer
Jeffrey Tessler	56	Member, responsible for Clearstream Division

Dr. Reto Francioni. For further information regarding current principal occupation or employment, employment history and other directorships, see "Business of Holdco and Certain Information about Holdco — Information about Holdco following the Combination — Board of Directors."

Gregor Pottmeyer. For further information regarding current principal occupation or employment, see "Business of Holdco and Certain Information about Holdco — Information about Holdco following the Combination — Management."

Frank Gerstenschläger. For further information regarding current principal occupation or employment, see "Business of Holdco and Certain Information about Holdco — Information about Holdco following the Combination — Management."

Dr.-Ing. Michael Kuhn. Dr.-Ing. Kuhn has served as a member of the Deutsche Börse management board and has been responsible for the Information Technology division as Chief Information Officer since 1999. From 1996 to March 31, 2011, Dr.-Ing. Kuhn has served as a member, since 1998 as chairman, of the management board of Deutsche Börse Systems AG. From 1994 to 1998, Dr.-Ing. Kuhn served as Senior Vice President, responsible for the Information Systems/Derivatives Market, at Deutsche Börse. Moreover, Dr.-Ing. Kuhn is a member of the boards of directors of Clearstream Services S.A., Deutsche Börse Systems, Inc., and International Securities Exchange, LLC. He also serves as a member of the supervisory boards of Eurex Clearing AG, Eurex Frankfurt AG and Eurex Zürich AG.

Andreas Preuss. For further information regarding current principal occupation or employment see "Business of Holdco and Certain Information about Holdco — Information about Holdco following the Combination — Management."

Jeffrey Tessler. For further information regarding current principal occupation or employment see "Business of Holdco and Certain Information about Holdco — Information about Holdco following the Combination — Management."

The business address of each of the members of Deutsche Börse's management board is Mergenthalerallee 61, 65760 Eschborn, Germany.

Remuneration of the Deutsche Börse Supervisory Board

Supervisory board members of Deutsche Börse receive a ratable fixed remuneration for their services. The annual fixed remuneration for membership in 2010 was €96 thousand for the Chairman, €72 thousand for the Deputy Chairman and €48 thousand for each other member. In addition, membership of the supervisory board's committees (Personnel Committee, Strategy Committee, Audit and Finance Committee, Technology Committee, Clearing and Settlement Committee and Nomination Committee) is remunerated. The additional remuneration is €30 thousand per annum for the Chairman of each Committee and €40 thousand per annum for the Chairman of the Audit and Finance Committee. A remuneration of €20 thousand per annum is paid to each other member of each Committee.

Members of the supervisory board also receive annual variable remuneration on the basis of two different, clearly defined targets relating to Deutsche Börse Group's performance.

- Target 1: In the year in which remuneration is paid, the consolidated return on equity after taxes of Deutsche Börse Group must exceed by at least five percentage points the average of the monthly average current yields to maturity of domestic bearer bonds and public-sector bonds with a remaining maturity of more than nine to ten years as calculated by the Deutsche Bundesbank.

- Target 2: Consolidated earnings per share for the previous two years must exceed consolidated earnings per share for the previous year in each case by 8% or more. For each target met, each member of the supervisory board receives annual variable remuneration in the amount of €16 thousand.

The following remuneration of Deutsche Börse's supervisory board was determined for each member for the year ended December 31, 2010 (individualized disclosure):

	Non-performance-related remuneration			Performance-related remuneration		
	2010	2009	2008	2010	2009	2008
	(in thousands of euros)					
Dr Manfred Gentz (Chairman)	186.0	189.3	99.5	16.0	16.0	32.0
Gerhard Roggemann (Deputy Chairman) . .	132.0	127.0	90.0	16.0	16.0	32.0
Herbert Bayer[*]	68.0	68.0	68.0	16.0	16.0	32.0
Udo Behrenwaldt[3]	—	28.3	68.0	—	6.7	32.0
Richard Berliand	69.7	68.0	68.0	16.0	16.0	32.0
Birgit Bokel[*]	68.0	68.0	68.0	16.0	16.0	32.0
Dr. Joachim Faber[1]	89.7	58.7	—	16.0	10.7	
Hans-Peter Gabe[*]	68.0	69.7	68.0	16.0	16.0	32.0
Richard M. Hayden	108.0	108.0	108.0	16.0	16.0	32.0
Craig Heimark	78.0	78.0	78.0	16.0	16.0	32.0
Dr. Konrad Hummler	76.3	68.0	68.0	16.0	16.0	32.0
David Krell	68.0	61.3	48.0	16.0	16.0	32.0
Hermann-Josef Lamberti	55.5	78.0	78.0	16.0	16.0	32.0
Friedrich Merz	88.0	81.3	68.0	16.0	16.0	32.0
Friedrich von Metzler[3]	—	36.7	88.0	—	6.7	32.0
Thomas Neiße[2]	84.7	66.3	—	16.0	16.0	
Roland Prantl[*]	68.0	61.3	48.0	16.0	16.0	32.0
Sadegh Rismanchi[3]	—	28.3	68.0	—	6.7	32.0
Dr. Erhard Schipporeit	88.0	88.0	69.7	16.0	16.0	32.0
Norfried Stumpf	68.0	45.3		16.0	10.7	
Kurt Viermetz[4]	—	—	186.0	—	—	32.0
Dr. Herbert Walter[3]	—	28.3	68.0	—	6.7	32.0
Otto Wierczimok[3]	—	28.3	68.0	—	6.7	32.0
Johannes Witt[*]	68.0	68.0	68.0	16.0	16.0	32.0
Total	**1,531.8**	**1,602.1**	**1,641.2**	**288.0**	**310.9**	**672.0**

Notes:
(*) Employee representative.
(1) Appointed to the Deutsche Börse supervisory board on May 20, 2009.
(2) Appointed to the Deutsche Börse supervisory board on January 21, 2009.
(3) Left the Supervisory Board on May 20, 2009.
(4) Left the Supervisory Board on December 8, 2008.

The aggregate remuneration paid to members of Deutsche Börse's supervisory board in 2010 was €1.8 million (2009: €1.9 million; 2008: €2.3 million). No expenses were incurred in 2010 for the phantom stock granted under the phantom stock plan until 2004 (2009: nil; 2008: total expenses of €0.2 million).

Remuneration of the Deutsche Börse Management Board

In 2009/2010, the Deutsche Börse supervisory board examined the remuneration system of the management board in order to comply with the legal and regulatory requirements and to align the interests of shareholders and of Deutsche Börse, through both internal specialists and external consultants. Subsequently, on March 23, 2010, the supervisory board adopted the revised and enhanced remuneration system for the management board to apply retroactively as from January 1, 2010.

The total target remuneration for members of Deutsche Börse's management board comprises a fixed and a variable component. The variable component consists of two elements — a cash bonus and a stock bonus. The target values for the fixed and variable components are set by the supervisory board for each individual member of the management board and monitored regularly to ensure that they are appropriate.

Fixed Basic Remuneration

The basic remuneration accounts for approximately 30% of the total target remuneration for one year. The members of the management board receive their basic remuneration in twelve monthly installments.

Variable Remuneration — Cash Bonus

Once a year, the members of the management board receive a performance-related cash bonus based on both Deutsche Börse's goals and individual targets. The target can be achieved in the range of 0% to a maximum of 200%. A key parameter for establishing the cash bonus is Deutsche Börse's success as defined by annual net profit over the past three years. Every year, the supervisory board sets a target net income. This determines the full value of the calculable part of the cash bonus and is derived as a control variable from the budget target or an adequate return on equity (RoE). Every year, the supervisory board sets an upper and a lower limit for the net profit for the year that is potentially achievable together with the 100% goal.

The cash bonus is divided into two parts: two-thirds of the variable cash component are based on the achievement of a specified net income target for the Deutsche Börse Group and a corresponding return on equity, taking into account not only the net income for the current financial year, but also for the two preceding years. The degree to which the targets have been achieved is determined for each of the three financial years, achievement of 0 percent to a maximum of 200 percent is possible. The average level of target achievement is then used to calculate two-thirds of the variable cash component for the current financial year. The remaining one-third is based on the degree to which individual goals from the previous year have been met. These goals are based on agreed targets for each individual management board member of Deutsche Börse.

Variable Remuneration — Stock Bonus

Members of the Deutsche Börse management board also receive a stock bonus. Until 2009 a stock bonus plan was in place. Starting in 2010, the stock bonus plan has been replaced by a phantom stock bonus plan settled in cash. Deutsche Börse's supervisory board has established a 100% target value for the variable share component for each member of Deutsche Börse's management board in euros at the start of each financial year. The number of Deutsche Börse phantom shares payable to each member of the management board is calculated based on this target value. To do this calculation, the euro amount is divided by the average share price (Xetra closing price) in the two calendar months preceding the date on which the target value is determined. The Deutsche Börse phantom shares are subject to a performance vesting period of three years, consisting of the year in which the phantom years are granted and two subsequent years. The entitlement to a variable share bonus only arises at the end of the vesting period, and any such bonus is settled in cash. The share bonus is variable in two ways. First, the number of phantom shares granted is dependent on the performance of Deutsche Börse's total shareholder return (which is referred to in this document as "TSR") compared to the TSR of the STOXX Europe 600 Financials index. If the average performance of Deutsche Börse's TSR in this period moves parallel to the average TSR of the bench-mark index, the number of phantom shares granted remains unchanged. If the TSR of Deutsche Börse falls to 50% or less of the index's TSR, no Deutsche Börse phantom shares are granted. If the TSR of Deutsche Börse shares increases to be at least twice as much as the index, the number of Deutsche Börse phantom shares granted is doubled. Second, the number of Deutsche Börse phantom shares granted, as calculated at the end of the vesting period, is multiplied by the applicable share price, which is the average Xetra closing price of Deutsche Börse shares in the preceding two full calendar months. This calculation yields the value of the variable share component. Deutsche Börse's supervisory board has set the maximum variable share component at 250% of the original target value.

The following remuneration was determined for each member of the management board for the years 2008 to 2010. The figures relating to long-term incentive components in 2010 relate to shares from the Stock Bonus Plan (which is referred to in this document as the "SBP").

		Non-performance-related remuneration	Other remuneration[1]	Performance-related remuneration	Long-term incentive components[2]		Total remuneration
					Number of phantom shares	Value on grant date (in thousands of euros)	
		(in thousands of euros)					(in thousands of euros)
Dr. Reto Francioni	2010	1,100.0	22.8	1,695.7	16,448	839.0[3]	3,657.5
	2009	1,000.0	14.8	1,000.0	10,560	456.3	2,471.1
	2008	1,000.0	92.3	1,700.0	21,234	766.8	3,559.1
Andreas Preuss	2010	800.0	26.7	1,407.3	13,645	696.0[3]	2,930.0
	2009	600.0	26.9	883.3	8,150	408.9	1,919.1
	2008	600.0	25.9	1,466.7	15,137	673.2	2,765.8
Thomas Eichelmann[4] ...	2010	—	—	—	—	—	—
	2009	183.3	17.0	0	0	0	200.3
	2008	550.0	92.6	—	—	—	642.6
Frank Gerstenschläger ...	2010	580.0	26.8	826.7	8,411	429.0[3]	1,862.5
	2009	500.0	26.2	486.7	5,139	222.0	1,234.9
	2008	500.0	25.3	766.7	9,576	345.8	1,637.8
Dr.-Ing. Michael Kuhn ...	2010	650.0	20.5	1,055.1	10,704	546.0[3]	2,271.6
	2009	500.0	20.5	700.0	6,579	322.6	1,543.1
	2008	500.0	20.2	1,133.3	13,655	513.0	2,166.5
Gregor Pottmeyer[5]	2010	600.0	46.7	877.8	9,097	464.0[3]	1,988.5
	2009	125.0	18.0	250.0	0	0	393.0
	2008	—	—	—	—	—	—
Jeffrey Tessler	2010	698.6	31.6	1,177.0	10,783	550.0[3]	2,457.2
	2009	575.5	38.6	716.7	6,973	329.3	1,660.1
	2008	561.5	45.5	1,133.3	14,156	511.2	2,251.5
Total	2010	4,428.6	175.1	7,039.6	69,088	3,524.0	15,167.3
	2009	3,483.8	162.0	4,036.7	37,401	1,739.1	9,421.6
	2008	3,711.5	301.8	6,200.0	73,758	2,810.0	13,023.3

Notes:

(1) Other remuneration comprises salary components such as taxable contributions towards private pensions, taxable lump-sum telephone allowances/living expenses, and company car arrangements.

(2) The calculation of the number of shares of phantom stock and the value at the grant date for 2009 is based on the closing auction price of Deutsche Börse shares in electronic trading an the Frankfurt Stock Exchange on the date the bonus is calculated. The number of shares of phantom stock and their value at the grant date for 2008 were recalculated for each management board member of Deutsche Börse on the basis of the individual grant dates. The different grant dates resulted from the involvement of the supervisory boards of Eurex Frankfurt AG, Eurex Clearing AG, Eurex Zürich AG and Clearstream International S.A. as well as Deutsche Börse Systems AG and the resolutions adopted by them. The number of shares of phantom stock at the 2010 grant date is calculated by dividing the target for the stock bonus by the average share price (Xetra closing price) of Deutsche Börse shares in the calendar months January and February 2010 (€51.01). The number of phantom shares for 2010 is indicative and may change as a result of the performance comparison based on total shareholder return in 2011 and 2012. They will be paid out in 2013.

(3) For 2010 — Corresponds to the 100% target value for the 2010 phantom stock bonus. The variable stock component under the 2010-2012 performance assessment will be paid out in 2013.

(4) Left the Management Board on April 30, 2009.

(5) Appointed to the Deutsche Börse management board on October 1, 2009.

The following tables provide information concerning stock bonus awards held by members of the management board for the year ended December 31, 2010.

Number of 2010 Phantom Shares (New)

	Number of 2010 phantom shares on the grant date[1]	Adjustments of number of 2010 phantom shares[1][2]	Number of 2010 phantom shares as at 31 December 2010[2]
Dr. Reto Francioni	16,448	(672)	15,776
Andreas Preuss	13,645	(558)	13,087
Frank Gerstenschläger	8,411	(344)	8,067
Dr.-Ing. Michael Kuhn	10,704	(437)	10,267
Gregor Pottmeyer[3]	9,097	(372)	8,725
Jeffrey Tessler	10,783	(441)	10,342
Total	**69,088**	**(2,824)**	**66,264**

Notes:
(1) From 2010, the variable share component is based on the new remuneration system and has a term of three years until 2012.
(2) The adjustment and number of phantom shares on the grant date are based on the result of the 2010 performance comparison (total shareholder return comparison with peer group) and are indicative for 2010. The number may change as a result of the performance comparison based on total shareholder return in 2011 and 2012.
(3) Appointed to Deutsche Börse's management board on October 1, 2009.

Number of Shares of Phantom Stock of the SBP Tranches 2007, 2008 and 2009 (Old)[1]

	Balance as at 31 December 2009	Adjustments of number of shares of 2009 phantom stock in 2010[2]	Settled in stock bonus plan shares[3]	Total
Dr. Reto Francioni	40,092	0	8,298	31,794
Andreas Preuss	32,372	(1,178)	7,907	23,287
Frank Gerstenschläger	17,398	0	2,683	14,715
Dr.-Ing. Michael Kuhn	27,129	(813)	6,082	20,234
Gregor Pottmeyer[4]	0	0	0	0
Jeffrey Tessler	27,841	(595)	6,117	21,129
Total	**144,832**	**(2,586)**	**31,087**	**111,159**

Notes:
(1) From 2010, the variable share component is based on the new remuneration system.
(2) Due to different grant dates of the responsible supervisory bodies.
(3) Settlement of the 2007 tranche, pay out in February 2010.
(4) Appointed to Deutsche Börse's management board on October 1, 2009.

Retirement Benefits

The members of Deutsche Börse's management board are entitled to pension benefits after reaching the age of 60 or 63 and following the termination of their service agreement. In accordance with the articles of association of Deutsche Börse, membership of the management board generally ends when a member turns 60. This age limit may be exceeded in individual cases, if in Deutsche Börse's interest.

Retirement Benefit System — Defined Benefit

After reaching the retirement age of 60 or 63, members of Deutsche Börse's management board, to whom the defined benefit system is applicable, receive a specified percentage (replacement rate) of their individual pensionable income as a pension. A management board member only has a claim under this benefit system once he or she has served on Deutsche Börse's management board for at least three years and has been reappointed at least once. Pensionable income is determined and regularly reviewed by Deutsche Börse's supervisory board. The replacement rate is initially 30%. It rises by five percentage points with each reappointment, up to a maximum of 50%. As a rule, the benefit is granted in the form of a monthly pension. The benefit may also be paid out in the form of a one-off capital payment or in five installments, provided that Deutsche Börse's supervisory board has adopted a resolution to this effect and at the request of the management board member.

Retirement Benefit System — Defined Contribution

For management board members to whom the defined contribution benefit system applies, Deutsche Börse makes a contribution in the form of a capital component for each calendar year they serve on Deutsche Börse's management board.

Pension Expense

The actuarial present value of the pension obligations to management board members of Deutsche Börse as at December 31, 2010 was €26.2 million in the year 2010 (2009: €19.3 million; 2008: €15.6 million). With respect to the pension provisions of Deutsche Börse Group reference is made to note 25 of the audited consolidated financial statements of Deutsche Börse Group as per December 31, 2010, 2009, and 2008 which are included in the financial pages as well as for each of the three financial years in the period ending on December 31, 2010.

	Replacement rate As at 31 December		Present value/ Defined benefit obligation As at 31 December		Pension expense		Pensionable income
	2010	2009	2010	2009	2010	2009	2010
	(%)	(%)	(in thousands of euros)				
Defined benefit system							
Dr. Reto Francioni	35.0	35.0	8,188.90	7,233.60	204.9	0	1,000.0
Andrea Preuss	40.0	40.0	3,296.00	1,772.00	752.7	455	600.0
Frank Gerstenschläger	40.0	35.0	4,650.10	3,170.80	652.5	661.1	500.0
Dr.-Ing. Michael Kuhn	50.0	45.0	5,243.30	3,554.60	574.1	167.4	500.0
Jeffrey Tessler	35.0	35.0	4,415.50	3,591.00	14.2	146.9	577.8
Total			**25,793.8**	**19,322.0**	**2,198.4**	**1,430.4**	**3,177.8**
Defined contribution system							
Gregor Pottmeyer[1]	48.0[2]	—	385.5	—	346.8	—	500.0

Notes:

(1) The pension agreement with Mr. Pottmeyer was entered into as part of the restructuring of Deutsche Börse's management board remuneration in 2010.

(2) The annual pension contribution amounts to 48% of the basis for assessment in the defined contribution system.

The pension expense comprises the current service cost and the past service cost. The following amounts were added to provisions and recognized as pension expense in the year indicated in the table below:

| | Pension expense | | |
	2010	2009	2008
	(in thousand of euros)		
Dr. Reto Francioni	204.9	—	1,213.6
Andreas Preuss	752.7	455.0	386.8
Thomas Eichelmann[1]	—	—	186.3
Frank Gerstenschläger	652.5	661.1	461.8
Dr.-Ing. Michael Kuhn	574.1	167.4	141.3
Gregor Pottmeyer[2]	346.8	—	—
Jeffrey Tessler	14.2	146.9	1,148.9
Total	**2,545.2**	**1,430.4**	**3,538.7**

Notes:
(1) Left the Management Board on April 30, 2009.
(2) Appointed to the management board on October 1, 2009.

Further Benefits

The members of the Deutsche Börse management board also receive the following benefits:

- Disability pension;

- Invalidity pension;

- Basis for assessment of retirement benefits;

- Provision for surviving dependents;

- Transition payment when retiring from active service; and

- Allowances for private pension schemes, telephone allowances, entitlement to use a company car.

Severance and Change-of-Control Arrangements

Severance Payments

In the event of early termination of a management board member's service contract without good reason, any payments made to this management board member may not exceed the remuneration for the residual term of the contract of service and, additionally, the value of two total annual remuneration payments (severance cap). The payment is calculated based on the total remuneration in the past financial year and, where appropriate, the expected total remuneration for the current financial year. Deutsche Börse's supervisory board may exceed the upper limit in exceptional justified cases.

Change of Control

If a management board member is asked to step down within six months of a change of control, he or she is entitled to a severance payment equal to two total annual remuneration payments or the value of the residual term of his or her contract of service, where this is less than two years. 150% of this severance payment may be awarded. If a management board member resigns within six months of the change of control because his or her position as a member of Deutsche Börse's management board is significantly negatively impacted as a result of the change of control, the supervisory board may decide at its discretion whether to grant a severance payment of the above-mentioned amount. This provision applies to all new contracts and reappointments of members of Deutsche Börse's management board since July 1, 2009.

For management board members whose contracts were entered into before July 1, 2009 the former regulation continues to apply — but in any event for no longer than the date of their next reappointment — according to which they are entitled to a severance payment both in the case of being asked to step down and of resigning within six months of a change of control. This consists of compensation for the residual term of the contract as well as an additional severance payment of up to twice the annual benefits, whereby the sum of the compensation and severance payment may not exceed five times the annual benefits.

Directors and Officers Indemnification

Deutsche Börse has taken out a D&O (directors' and officers' liability insurance) policy for its management board members. This policy includes a deductible of 10% of the damages arising from the insured event, with the maximum deductible per year set by the supervisory board at 1.5 times the fixed annual remuneration of the relevant management board member.

Beneficial Ownership of Management

The following table sets forth information concerning ownership by the members of Deutsche Börse supervisory board and management board shares as of December 31, 2010. The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under such regulations, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power.

	Number of Shares of Common Stock	Percentage of Class	Number of Voting Rights
Supervisory board members			
Dr. Manfred Gentz	0	n/a	0
Gerhard Roggemann	0	n/a	0
Herbert Bayer(*)	0	n/a	0
Richard Berliand	0	n/a	0
Birgit Bokel(*)	550	0	550
Dr. Joachim Faber	0	n/a	0
Hans-Peter Gabe(*)	200	0	200
Richard M. Hayden	48,700	0.02	48,700
Craig Heimark	0	n/a	0
Dr. Konrad Hummler	1,250	0	1,250
David Krell	0	n/a	0
Hermann-Josef Lamberti	0	n/a	0
Friedrich Merz	0	n/a	0
Thomas Neiße	0	n/a	0
Roland Prantl(*)	0	n/a	0
Dr. Erhard Schipporeit	0	n/a	0
Norfried Stumpf(*)	20	0	20
Johannes Witt(*)	0	n/a	0
Management board members			
Dr. Reto Francioni	0	n/a	0
Gregor Pottmeyer	0	n/a	0
Frank Gerstenschläger	0	n/a	0
Dr.-Ing. Michael Kuhn	0	n/a	0
Andreas Preuss	60	0.00	60
Jeffrey Tessler	0	n/a	0

(*)   Employee representatives

In accordance with section 15a of the German Securities Trading Act (*Wertpapierhandelsgesetz*), the members of the supervisory board and the management board are obliged to disclose the purchase or sale of Deutsche Börse shares and derivatives. Any transactions reported to Deutsche Börse in accordance with this requirement were duly published and can be found on the Deutsche Börse Group's Internet website at *www.deutsche-boerse.com* > Investor Relations > News > Directors' Dealings.

At no time did the ownership of shares of Deutsche Börse or financial instruments on these shares by individual members of the supervisory board or the management board directly or indirectly exceed 1% of the shares issued by Deutsche Börse. At no time did the total shareholdings of all supervisory board or management board members of Deutsche Börse exceed 1% of the shares issued by Deutsche Börse.

SELECTED HISTORICAL FINANCIAL INFORMATION OF DEUTSCHE BÖRSE GROUP

The following financial information has been taken from the audited consolidated financial statements of Deutsche Börse Group and related notes as at and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, and from the unaudited condensed consolidated financial statements and related notes as at and for the three-month period ended March 31, 2011, respectively, all of which have been prepared in accordance with IFRS. As a result of a change in Deutsche Börse Group's reportable business segments effective in the first quarter 2010, historical financial information has been revised to conform to this change. The information presented here is only a summary, and it should be read together with Deutsche Börse Group's consolidated financial statements included in this document. The information set forth below is not necessarily indicative of Deutsche Börse Group's future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Deutsche Börse Group."

Income Statement Data

	January 1 to March 31,		January 1 to December 31,				
	2011	2010	2010	2009	2008	2007	2006
			(in millions of euros)				
Sales revenue	558.6	519.2	2,106.3	2,061.7	2,455.1	2,185.2	1,854.2
Net interest income from banking business	16.1	11.0	59.4	97.4	236.8	230.8	150.7
Other operating income	8.3	12.5	61.0	130.6	66.7	223.4	85.8
Total revenue	**583.0**	**542.7**	**2,226.7**	**2,289.7**	**2,758.6**	**2,639.4**	**2,090.7**
Volume related costs	(56.7)	(54.0)	(210.9)	(250.3)	(270.1)	(223.1)	(191.1)
Total revenue less volume related costs	**526.3**	**488.7**	**2,015.8**	**2,039.4**	**2,488.5**	**2,416.3**	**1,899.6**
Staff costs	(100.8)	(126.8)	(502.0)	(394.3)	(409.8)	(555.3)	(404.5)
Depreciation, amortization and impairment losses	(20.5)	(31.0)	(583.5)	(569.1)	(137.1)	(126.0)	(132.0)
Other operating expenses	(93.3)	(87.0)	(414.7)	(433.4)	(439.0)	(394.0)	(344.2)
Operating costs	**(214.6)**	**(244.8)**	**(1,500.2)**	**(1,396.8)**	**(985.9)**	**(1,075.3)**	**(880.7)**
Result from equity investments	4.6	1.7	12.2	(4.8)	5.8	4.9	8.6
Earnings before interest and tax (EBIT)	**316.3**	**245.6**	**527.8**	**637.8**	**1,508.4**	**1,345.9**	**1,027.5**
Financial income	8.7	3.8	24.0	51.0	237.6	126.3	62.8
Financial expense	(28.5)	(26.7)	(132.2)	(130.7)	(277.1)	(117.4)	(64.3)
Earnings before tax (EBT)	**296.5**	**222.7**	**419.6**	**558.1**	**1,468.9**	**1,354.8**	**1,026.0**
Income tax expense	(77.1)	(60.1)	(24.5)	(86.9)	(418.6)	(439.9)	(360.0)
Net profit for the year	**219.4**	**162.6**	**395.1**	**471.2**	**1,050.3**	**914.9**	**666.0**
thereof shareholders of parent company (net income)	212.8	156.3	417.8	496.1	1,033.3	911.7	668.7
thereof non-controlling interests	6.6	5.7	(22.7)	(24.9)	17.0	(3.2)	2.7
Weighted average number of shares (in millions)	186.0	185.9	185.9	185.9	190.5	194.0	198.8[1]
Diluted weighted average number of shares (in millions)	186.1	186.4	186.2	186.1	190.8	194.1	198.9[1]
Earnings per share (basic) (in euros)	**1.14**	**0.84**	**2.25**	**2.67**	**5.42**	**4.70**	**3.36[2]**
Earnings per share (diluted) (in euros)	**1.14**	**0.84**	**2.24**	**2.67**	**5.41**	**4.70**	**3.36[2]**
Dividends per share	**n/a**	**n/a**	**2.10**	**2.10**	**2.10**	**2.10**	**1.70**

Notes:

(1) In order to enhance comparability with the reporting year 2007 the figures for weighted average number of shares and diluted weighted average number of shares were adjusted due to the share split in 2007 and the increase in subscribed capital.

(2) In order to enhance comparability with the reporting year 2007 the amounts for basic and diluted earnings per share were adjusted due to the share split in 2007.

Balance Sheet Data

	As at March 31,		As at December 31,				
	2011	**2010**	**2010**	**2009**	**2008**	**2007**	**2006**
Assets			(in millions of euros)				
NONCURRENT ASSETS							
Intangible assets	**3,010.1**	**3,551.7**	**3,089.9**	**3,431.5**	**3,446.5**	**3,400.0**(1)	**1,214.0**
Property, plant and equipment	**134.0**	**114.8**	**138.2**	**99.4**	**108.9**	**98.3**	**235.5**
Financial assets	**1,577.7**	**1,325.1**	**1,806.0**	**1,709.7**	**972.5**	**630.2**	**439.4**
Other noncurrent assets	29.0	5.5	27.7	5.6	13.5	18.3	18.7
Deferred tax receivables	7.6	2.2	7.7	4.8	3.5	17.2	0
Total noncurrent assets	**4,758.4**	**5,599.3**	**5,069.5**	**5,251.0**	**4,544.9**	**4,164.0**	**1,907.6**
CURRENT ASSETS							
Receivables and other current assets							
Financial instruments of Eurex Clearing AG	151,885.6	143,008.2	128,823.7	143,178.4	121,684.3	60,424.0	53,956.9
Receivables and securities from banking business	8,131.5	8,633.6	7,585.3	7,192.4	8,428.0	9,619.7	6,645.0
Other current assets	461.1	447.5	389.1	433.4	373.9	649.7(1)	280.4
Total receivables and other current assets	**160,478.2**	**152,155.3**	**136,798.1**	**150,804.2**	**130,486.2**	**70,693.4**(1)	**60,882.3**
Restricted bank balances	5,930.1	3,895.0	6,185.8	4,745.6	10,364.7	4,221.7	1,582.8
Other cash and bank balances	881.4	669.4	797.1	559.7	482.8	547.6	652.4
Total current assets	**167,289.7**	**156,719.7**	**143,781.0**	**156,109.5**	**141,333.7**	**75,462.7**(1)	**63,117.5**
Total assets	**172,048.1**	**162,319.0**	**148,850.5**	**161,360.5**	**145,878.6**	**79,626.7**(1)	**65,025.1**

(1) Due to the retrospective reduction of the tax rate applied in the course of the purchase price allocation following the acquisition of ISE, the amount for intangible assets has been adjusted accordingly.

Balance Sheet Data

	As at March 31,		As at December 31,				
	2011	**2010**	**2010**	**2009**	**2008**	**2007**	**2006**
Equity and liabilities			(in millions of euros)				
EQUITY							
Shareholders' equity	**3,142.0**	**3,071.8**	**2,951.4**	**2,866.2**	**2,654.3**	**2,377.3**	**2,263.4**
Non-controlling interests	452.0	496.0	458.9	472.6	324.0	312.9	19.9
Total equity	**3,594.0**	**3,567.8**	**3,410.3**	**3,338.8**	**2,978.3**	**2,690.2**	**2,283.3**
NONCURRENT LIABILITIES							
Interest-bearing liabilities(1)	1,431.8	1,538.9	1,455.2	1,514.9	1,512.9	1.2	499.9
Long term debt	387.4	628.1	415.2	578.6	700.8	739.3(3)	146.5
Total noncurrent liabilities	**1,819.2**	**2,167.0**	**1,870.4**	**2,093.5**	**2,213.7**	**740.5**	**646.4**
CURRENT LIABILITIES							
Financial instruments of Eurex Clearing AG	151,885.6	143,008.2	128,823.7	143,178.4	121,684.3	60,424.0	53,956.9
Liabilities from banking business(2)	9,166.8	8,888.3	7,822.0	7,221.0	7,916.3	9,125.9	6,078.7
Cash deposits by market participants	4,855.3	3,882.5	6,064.2	4,741.5	10,220.7	4,016.2	1,509.0
Other current liabilities	727.2	805.2	859.9	787.3	865.3	2,629.9	550,8
Total current liabilities	**166,634.9**	**156,584.2**	**143,569.8**	**155,928.2**	**140,686.6**	**76,196.0**	**62,095.4**
Total liabilities	**168,454.1**	**158,751.2**	**145,440.2**	**158,021.7**	**142,900.3**	**76,936.5**(3)	**62,741.8**
Total equity and liabilities	**172,048.1**	**162,319.0**	**148,850.5**	**161,360.5**	**145,878.6**	**79,626.7**(3)	**65,025.1**

Notes:

(1) Thereof as at March 31, 2011: €7.5 million (March 31, 2010: €11.2 million) and 2010: €11.2 million (2009: €11.2 million; 2008: nil; 2007: nil; 2006: nil) payables to other investors.

(2) Thereof as at March 31, 2011: nil (March 31, 2010: €199.6 million) and 2010: €0.1 million (2009: €198.0 million; 2008: €278.0 million; 2007: €95.1 million; 2006: nil) liabilities to associates.

(3) Includes an adjustment of deferred tax liabilities due to the retrospective reduction of the tax rate applied in the course of the purchase price allocation following the acquisition of ISE in 2007.

Cash Flow Statement Data

	January 1 to March 31		January 1 to December 31,				
	2011	2010	2010	2009	2008	2007	2006
	(in millions of euros)						
Cash flows from operating activities	68.3	300.7	943.9	801.5	1,278.9	839.6	843.4
Cash flows from investing activities	1,018.2	81.7	(520.1)	(1,082.7)	(939.6)	(1,753.2)	(269.8)
Cash flows from financing activities	0	(100.1)	(587.9)	(454.9)	(943.0)	927.0	(592.1)
Cash and cash equivalents as at end of period	630.9	(2.0)	(445.5)	(285.4)	448.2	1,040.2	1,026.8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DEUTSCHE BÖRSE GROUP

Overview

This discussion and analysis of the financial condition and results of operations should be read in conjunction with the respective consolidated financial statements and other financial information included elsewhere in this document. This discussion contains forward-looking statements. Actual results may differ from such forward-looking statements. See "Risk Factors" and "General Information — Forward-Looking Statements." Certain prior period amounts presented in the discussion and analysis have been reclassified to conform to the current presentation.

Deutsche Börse, headquartered in Frankfurt/Main, Germany, is the parent company within Deutsche Börse Group. As at December 31, 2010, Deutsche Börse Group employed 3,490 people in 19 locations in 15 countries. As one of the largest exchange organizations worldwide, Deutsche Börse Group offers its customers a broad portfolio of products and services.

Deutsche Börse Group realigned its segment structure effective January 1, 2010. Deutsche Börse Group's business activities were divided into four segments: Xetra, Eurex, Clearstream and Market Data & Analytics. The external sales revenue and the costs of the former Information Technology segment and the Corporate Services segment were allocated across these four segments. The new structure improved the allocation of sales revenue and costs to the segments and made it easier to compare Deutsche Börse Group with its competitors. Since 2010, the structure has served as a basis for the internal management of Deutsche Börse Group and for financial reporting. The figures for 2008 and 2009 have been adjusted to the new segment structure to ensure comparability with the 2010 financial statements.

Reporting Segment	Business Areas
Xetra	Cash market using the Xetra electronic trading system and floor trading
	Central counterparty for equities (Eurex Clearing)
	Admission of securities to listing
Eurex	Electronic derivatives market trading platform Eurex
	Electronic equity options trading platform ISE
	Over-the-counter (OTC) trading platforms Eurex Bonds and Eurex Repo
	Central counterparty for bonds, derivatives and repo transactions (Eurex Clearing)
Clearstream	Custody, administration and settlement services for domestic and foreign securities
	Global securities financing services
	Investment funds services
Market Data & Analytics	Sale of price information and information distribution
	Index development and sales

Key Factors Affecting Results of Operations and Financial Condition

External Factors

The business environment in which Deutsche Börse Group operates directly affects its results of operations. Its results have been affected by many factors, including the level of trading activity in its markets, which during any period is significantly influenced by general market conditions, competition, market share and the pace of

industry consolidation. In recent years, the business environment has been characterized by increasing competition among global venues for trading, clearing and settlement volumes and listings, the globalization of exchanges, customers and competitors, market participants' demand for speed, capacity and reliability, which requires continuing investment in technology, and increasing competition for market data revenues.

In particular, the results of operations and financial position of Deutsche Börse Group are influenced by, among others, the following external factors.

Economic conditions and structural changes in financial markets

The performance and volatility of the financial markets, structural changes in the financial markets such as the increasing use of derivatives by investment funds, as well as general economic conditions affect the overall trading activity in the markets operated by Deutsche Börse Group, which in turn affects Deutsche Börse Group's potential sales revenues.

Regulatory environment and competition

Changes in the regulatory environment and competition of other trading and clearing platforms can affect trading volumes and market share, put pressure on pricing and require continuing investment in technology. For example, pricing models need to be adjusted to reflect new trends in the financial industry, such as algorithmic trading. To enable high frequency trading for sophisticated investors, execution times of trades have to be competitive with other trading platforms. The availability of IT systems and prevention of IT processing errors are key quality issues demanded by customers.

While it is not possible to predict reliably the future trends in trading volumes, which tend to be volatile in the short-term depending largely on market sentiment, Deutsche Börse expects that average unit prices will continue to trend moderately downwards from year to year as a result of competition and innovation, and volume discounts and fee caps in its pricing schedules.

Innovation in products and systems

Deutsche Börse Group's ability to innovate by introducing new products and services and the mitigation of project risks related to the successful launch of new products, processes or systems directly affect the competitive position of Deutsche Börse Group. In order to benefit from economies of scale, Deutsche Börse Group aims to attract higher trading volumes to the existing platforms. One mechanism used by Deutsche Börse Group to achieve this is to enter into cooperation with other stock exchanges, which use Deutsche Börse Group's platforms to execute their trading. Another option is the introduction of new financial instruments into on-exchange trading.

While Deutsche Börse Group cannot influence the development of the financial markets, it is able to exert an influence on innovation in products and systems in part or in full and thus limit its exposure to factors outside its control.

Factors Affecting Comparability of Financial Statements

The presentation of historic results of operations of Deutsche Börse Group was influenced by the following accounting changes:

Deutsche Börse Group changed the presentation of two cost line items in its 2010 consolidated financial statements compared to the 2009 consolidated financial statements. As from January 1, 2010, own expenses capitalized are no longer reported separately as part of total revenue in the consolidated results of operations. Since then, expenses incurred in connection with internal development activities comprise only non-capitalized amounts. In addition, volume-related costs are disclosed as a separate line item and not included in the operating costs subtotal in the 2010 consolidated financial statements.

Additionally, segment reporting was changed as of January 1, 2010 as described above. The internal reporting structure was changed to four market segments in 2010: the external costs of the segments Information Technology and Corporate Services were allocated to the remaining segments on the basis of the relevant usage volume (*e.g.*, hours billed) or through allocation keys (*e.g.*, building costs on the basis of used space) as primary costs without mark-up. As a result, there are no more cost recharges between the two former segments and the four remaining segments (internal sales in the Information Technology segment of €393.1 million and €409.5 million and internal other operating income in the Corporate Services segment of €215.6 million and €224.6 million in 2008 and 2009, respectively).

The 2008 comparison figures affected by these changes have been adjusted by preparing comparable financial statement information separately and 2009 comparison figures affected by these changes have been adjusted in the 2010 consolidated financial statements and therefore differ from those presented in the 2008 and 2009 consolidated financial statements. The adjustment of the segment structure had two main impacts on the 2008 and 2009 adjusted numbers. First, the former cost recharge including margins, only shown in other operating expense as one sum, was replaced by the allocation of primary costs (without margins). Information Technology and Corporate Services costs were allocated to the market segments in their respective cost lines: for example, IT staff costs were partly shown in Xetra as staff costs in the 2010 consolidated financial statements. Consequently the cost line items staff costs and depreciation and amortization increased, whereas the cost position other operating expenses decreased. Second, external sales of €95.7 million in 2008 and €97.4 million in 2009 and related costs of external IT business have been allocated from the Information Technology segment to the four remaining segments, and external other operating income of €15.1 million in 2008 and €81.5 million, thereof €66.7 million financial loss liability insurance, in 2009 have been allocated from the Corporate Services segment to the four remaining segments.

Effective as at December 29, 2009, Deutsche Börse Group fully consolidated STOXX Ltd., which was previously recognized as an associate. Revenues and costs of the operations of STOXX Ltd. are therefore included completely in 2010 for the first time.

Scoach Holding S.A., which had previously been fully consolidated in the consolidated financial statements of Deutsche Börse Group, was deconsolidated effective as at December 31, 2009 because Deutsche Börse Group no longer controlled this company. Since then, Scoach Holding S.A. has been recognized as a joint venture as defined by IAS 31 and accounted for using the equity method.

Acquisitions and Other Transactions

Deutsche Börse Group made acquisitions and other transactions in the amount of €12.3 million in 2010, €93.9 million in 2009 and €131.6 million in 2008. In order to expand its business activities, Deutsche Börse in particular acquired the following subsidiaries or shares in the following companies:

- On March 31, 2011 Eurex Zürich AG announced that its shareholding in EEX will increase from 35.23% to 56.14%. Now that the transaction has been approved by the relevant supervisory bodies, including the EEX supervisory board, all of the conditions for the immediate execution of the transaction have been fulfilled. The transaction was closed on April 12, 2011. The purchase price amounted to about €65 million.

- In 2008 and 2009, Eurex Zürich AG incrementally increased its interest in EEX from 23.22% to 35.23% for a total purchase price of €31.9 million.

- Deutsche Börse increased its share in STOXX Ltd. from 33.33% to 50.1% on December 29, 2009 for a purchase price of €86.6 million (including transaction-related costs of €1.7 million, the waiver of the dividend rights for the year 2009 and an earnout component).

- On January 26, 2009, Deutsche Börse acquired Market News International Inc. (which is referred to in this document as "MNI") for a purchase price of $10.8 million including transaction-related costs.

- On November 20, 2009, MNI acquired Need to Know News, LLC. The purchase price included a cash component of $2.3 million including transaction-related costs and an earnout component representing 20% of sales revenue of Need to Know News, LLC, which will successively be payable until 2012.

- In the fourth quarter of 2008, International Securities Exchange Holdings Inc. acquired a 31.54% interest in Direct Edge Holdings, LLC. The purchase price of $125.2 million included a cash component and the contribution of shares of ISE Stock Exchange, LLC.

Other transactions include the formation of subsidiaries.

Sources of Revenue

Sources of revenue differ for the four segments of Deutsche Börse Group.

Xetra

The performance of the Xetra cash market segment is largely determined by the trading behavior of institutional investors and proprietary trading by professional market participants. The primary source of revenue is trading income generated by Deutsche Börse Group's various platforms (Xetra, floor trading and, until 2009, Scoach). Other sources of revenue in the Xetra segment include fees generated by Eurex Clearing AG acting as the central counterparty (which is referred to in this document as "CCP") for equities, income from cooperation agreements and listing fees. Income from cooperation agreements relates mainly to operating systems for the Irish Stock Exchange, Scoach, since 2010, the Vienna Stock Exchange and, since mid 2008, the Bulgarian Stock Exchange. Listing fees are generated predominantly from company listings and admissions to trading.

Eurex

The performance of the Eurex derivatives segment also depends primarily on the trading activities of institutional investors and proprietary trading by professional market participants. Segment revenue is generated primarily from transaction fees, which in the Eurex system are comprised of a combined fee for trading and clearing contracts. The main revenue drivers are equity index derivatives, followed by the interest rate derivatives and U.S. options offered by ISE, as well as equity derivatives. The Eurex trading and clearing fees represent the contractually agreed 85% of transaction fees invoiced by Eurex Clearing AG. The remaining 15% are transferred to SIX Swiss Exchange AG and are not included in Deutsche Börse Group's consolidated financial statements.

Clearstream

The performance of the Clearstream segment is mainly dependent on custody fees, transaction fees, global securities financing and net interest income from the banking business. Custody revenue is mainly driven by the value of international and domestic securities deposited, which is the key factor determining deposit fees. The settlement business depends largely on the number of international and domestic settlement transactions processed by Clearstream, both via stock exchanges and over-the-counter markets. The Global Securities Financing business includes tri-party repo, securities lending and collateral management.

Market Data & Analytics

The Market Data & Analytics segment produces, enhances, markets and distributes financial information relevant to capital market participants worldwide. End-users either subscribe to information packages or acquire certain usage rights via licensing. The segment generates much of its sales revenue through long-term arrangements with customers and is largely independent of trading volumes and volatility in the capital markets. The largest share of the segment's revenue is derived from the distribution of real-time order book and price data. These revenues are driven by the number of subscribers and the subscription price of the various data packages.

The second biggest revenue contributor is the index business, which is driven by the number of licensees, the number of issues on indices, and the assets under management being tied to indices. The remaining 10% to 20% of revenues are a function of the number of users and trading volumes.

Components of Costs

Total costs of Deutsche Börse Group were subdivided into fee and commission expense from banking business, staff costs, depreciation, amortization and impairment loss as well as other operating expenses for 2008 and 2009. In 2010, two major changes were introduced, and 2008 and 2009 have been adjusted accordingly:

First, own expenses capitalized have no longer been reported separately as income in the consolidated income statement since January 1, 2010. Expenses incurred in connection with internal development activities comprise only the non-capitalized amounts since then.

Second, in order to further increase the transparency of expenses, costs have been split into volume-related costs and operating costs. Volume-related costs are comprised of fee and commission expenses from banking business and other volume-related costs previously booked in other operating expenses.

As a result of these changes, the cost categories include volume related costs, staff costs, depreciation, amortization and impairment loss as well as other operating expenses.

Results of Operations

The following table shows the consolidated results of operations of Deutsche Börse Group for the financial years ended December 31, 2010, 2009 and 2008.

Consolidated Results of Operations	2010	2009	2008
(IFRS)	(in millions of euros)		
Sales revenue	2,106.3	2,061.7	2,455.1
Net interest income from banking business	59.4	97.4	236.8
Other operating income	61.0	130.6	66.7
Total revenue	**2,226.7**	**2,289.7**	**2,758.6**
Volume-related cost	(210.9)	(250.3)	(270.1)
Total revenue less volume-related costs	**2,015.8**	**2,039.4**	**2,488.5**
Staff costs	(502.0)	(394.3)	(409.8)
Depreciation, amortization and impairment charges	(583.5)	(569.1)	(137.1)
Other operating expenses	(414.7)	(433.4)	(439.0)
Operating costs	**(1,500.2)**	**(1,396.8)**	**(985.9)**
Result from equity investments	12.2	(4.8)	5.8
Earnings before interest and tax (EBIT)	**527.8**	**637.8**	**1,508.4**
Financial income	24.0	51.0	237.6
Financial expenses	(132.2)	(130.7)	(277.1)
Earnings before tax (EBT)	**419.6**	**558.1**	**1,468.9**
Income tax expense	(24.5)	(86.9)	(418.6)
Net profit for the year	**395.1**	**471.2**	**1,050.3**
thereof shareholders of parent company (net income)	417.8	496.1	1,033.3
thereof non-controlling interests	(22.7)	(24.9)	17.0

Sales Revenue

Deutsche Börse Group's sales revenue increased slightly from €2,061.7 million in 2009 by 2% to €2,106.3 million in 2010. As the economic environment improved significantly in 2010 compared with 2009, demand

for Deutsche Börse Group's products and services also increased. Sales revenue in 2009 included €46.3 million related to Scoach trading fees, which were no longer consolidated in 2010, and did not yet include sales revenues to non-Deutsche Börse Group customers of €25.1 million generated by STOXX Ltd. in 2009. Adjusted for these two effects, sales revenue increased from €2,040.5 million in 2009 by 3% to €2,106.3 million in 2010.

Sales revenue decreased from €2,455.1 million in 2008 by 16% to €2,061.7 million in 2009 due to the uncertainty on the market in 2009 because of the global financial and economic crisis, and declining trading activity in the cash and derivatives markets. By contrast, post-trade services recorded relatively stable volumes.

A detailed analysis of the development of the results of operations by segment is included in the section "— Analysis of results of operation per segment" below.

Total revenue

In addition to sales revenue, total revenue includes net interest income from banking business and other operating income.

The expiration of interest rate hedges in 2009 as well as longer-term investments reaching maturity in 2009 resulted in a further decrease from €97.4 million in 2009 by 39% to €59.4 million in 2010 in net interest income from banking business. However, during the course of 2010, net interest income from banking business increased, from €11.0 million in the first quarter of 2010 to €16.9 million in the fourth quarter, driven by a slight increase in interest rates during 2010 and by an increase in overnight customer cash deposits.

Net interest income from banking business decreased considerably from €236.8 million in 2008 by 59% to €97.4 million in 2009 as a result of historically low short-term interest rates in 2009.

The decrease in other operating income from €130.6 million in 2009 by 53% to €61.0 million in 2010 was primarily due to a one-time benefit of €66.7 million resulting from the cancellation of a financial loss liability insurance policy with capital accumulation in the fourth quarter of 2009. Other operating income increased from €66.7 million in 2008 by 96% to €130.6 million in 2009 primarily due to the benefit of €66.7 million referred to above.

Total costs

Total costs of Deutsche Börse Group include volume-related costs, staff costs, depreciation, amortization and impairment charges and other operating expenses in all financial years. Deutsche Börse Group's cost management had a positive impact on total costs in 2010. Around 82% of Deutsche Börse Group's total costs were fixed costs excluding special effects in 2010. In contrast, as the figures in 2009 indicate, a decline in business volumes had a direct impact on the profitability of Deutsche Börse Group. Approximately 18% of Deutsche Börse Group's total costs resulted from volume-related costs in 2010. One of the main factors affecting total costs was staff cost.

Total costs increased from €1,647.1 in 2009 by 4% to €1,711.1 in 2010. Adjusted for ISE impairment charges of €415.6 million in 2009 and €453.3 million in 2010, as well as the release of provisions for efficiency programs of €13.7 million in 2009 and costs for efficiency programs €110.7 million in 2010, total costs decreased from €1,245.2 million in 2009 by 8% to €1,147.1 million in 2010.

The International Securities Exchange LLC (which is referred to in this document as "ISE"), which is included in the Eurex segment, is a U.S. options exchange. Significant other intangible assets (exchange license, member and customer relationships, trade name) are capitalized in Deutsche Börse Group's financial statements, see note 14 to the financial report for the years 2008, 2009 and 2010 of Deutsche Börse AG (which is referred to in this document as "three-year consolidated financial statements") included elsewhere in this document. The impairment tests of these intangible assets are based on key assumptions regarding expected volumes and

transaction prices on the U.S. options market over a five-year period. The repeated impairment losses on these intangible assets of ISE in 2009 and 2010 were due to the stagnation in the U.S. market for stock options in these two years, the ongoing high level of competition with the entry of new competitors in 2010 and pending approval for new functionalities as at December 31, 2010.

Efficiency programs to reduce discretionary fixed costs have been started by Deutsche Börse Group. In September 2007, Deutsche Börse Group introduced an extensive efficiency program for 2008 and 2009 to generate cost savings of €100 million annually effective from 2010 onwards. An additional one-time program to reduce costs by €70 million was implemented in 2009. In February 2010, Deutsche Börse Group's management decided to streamline the management structure and implement further initiatives to generate annual savings of approximately €150 million per year from 2013 onwards. As part of these efficiency programs, Deutsche Börse Group plans to relocate certain additional functions from Frankfurt and Luxemburg to Prague, where approximately 250 employees were located by the end of 2010.

The increase in staff costs from €394.3 million in 2009 by 27% to €502.0 million in 2010 was due to the costs of efficiency programs amounting to €101.5 million in 2010 and reductions in provisions for efficiency programs of €16.2 million in 2009. Adjusted for costs related to the efficiency programs, staff costs declined from €410.5 million in 2009 by 2% to €400.5 million in 2010. This moderate decrease was, among other factors, the result of higher severance payments in 2009 and the lower average number of employees in 2010. Most of the former employees left Deutsche Börse Group in the fourth quarter of 2010, therefore the full extent of the cost reductions will only be reflected in subsequent years. The decrease was partly offset by the wages and salaries for the employees of STOXX Ltd. Staff costs per employee (based on the number of employees at the respective year end) adjusted for costs of efficiency programs, increased from €114 thousand in 2009 by 1% to €115 thousand in 2010.

Depreciation, amortization and impairment losses increased from €569.1 million in 2009 by 3% to €583.5 million in 2010. Adjusted for ISE impairment charges of €415.6 million in 2009 and €453.1 million in 2010, as well as software impairment charges of €20.0 million in 2009 (of which €0.2 million related to ISE software) and €8.6 million in 2010, total costs for depreciation, amortization and impairment losses decreased from €133.5 million in 2009 by 9% to €121.8 million in 2010.

Other operating expenses decreased from €433.4 million in 2009 by 4% to €414.7 million in 2010. Adjusted for the costs for efficiency programs of €2.5 million in 2009 and €9.2 million in 2010, other operating costs decreased from €430.9 million in 2009 by 6% to €405.5 million in 2010.

Total costs increased from €1,256.0 million in 2008 by 31% to €1,647.1 million in 2009. Adjusted for ISE impairment charges in the amount of €415.6 million in 2009, total costs decreased from €1,256.0 million in 2008 by 2% to €1,231.5 million in 2009.

Staff costs decreased from €409.8 million in 2008 by 4% to €394.3 million in 2009. The decline was attributable to lower bonus payment expenses and savings generated by the restructuring and efficiency program. The overall decrease was partly offset by the wages and salaries of the employees of MNI, which were included in the costs of staff for the first time in 2009 and the severance payment of the company's former CFO. Based on the number of employees at year end, staff costs per employee, adjusted for costs of efficiency programs, decreased from €121 thousand in 2008 by 6% to €114 thousand in 2009.

Depreciation, amortization and impairment losses increased from €137.1 million in 2008 by 315% to €569.1 million in 2009, mainly due to the ISE impairment charge of €415.6 million in 2009, as well as software impairments amounting to €20.0 million in 2009.

Other operating expenses decreased from €439.0 million in 2008 by 1% to €433.4 million in 2009.

Result From Equity Investments

The result from equity investments increased from a loss of €(4.8) million in 2009 to a profit of €12.2 million in 2010. In 2010 this profit was generated primarily by Scoach Holding S.A., Direct Edge Holdings, LLC and European Energy Exchange AG. The positive contribution of these companies was offset to a small extent by impairment losses on minor equity investments, such as the interest ISE holds in Ballista Securities LLC.

The result from equity investments amounted to a profit of €5.8 million in 2008 and a loss of €(4.8) million in 2009. The profit of €5.8 million in 2008 was mainly due to the increase posted at equity for STOXX Ltd. in the amount of €12.9 million mainly based on the net income of STOXX Ltd. for 2008. The loss recorded in 2009 was mainly due to an impairment charge of €27.0 million recognized for ISE's investment in Direct Edge Holdings, LLC, a U.S.-based company operating a trading platform.

EBIT

Earnings before interest and tax (which is referred to in this document as "EBIT") decreased from €637.8 million in 2009 to €527.8 million in 2010. Adjusted for the ISE impairment charges and the costs of the efficiency programs, Deutsche Börse Group generated an EBIT of €1,091.0 million in 2010, which corresponded to an increase of 5% on the previous year 2009, when Deutsche Börse Group generated an EBIT of €1,039.7 million, which was due to the cost decrease of €98.1 million, partly offset by lower other operating income.

EBIT decreased from €1,508.4 million in 2008 to €637.8 million in 2009. Adjusted for ISE impairment charges of €415.6 million in 2009, as well as releases of provisions for efficiency programs of €13.7 million in 2009 and €3.0 million in 2008, EBIT decreased from €1,505.4 million by 31% to €1,039.7 million, which was mainly due to the total revenue decrease of €468.9 million.

Financial Result

The financial result (calculated as the net amount of financial income and financial expense) decreased from €(79.7) million in 2009 by 36% to €(108.2) million in 2010 mainly due to anticipated interest expenses on tax payments in connection with tax audits not yet finalized in the amount of €22.5 million in 2010, costs related to the repurchase of a hybrid bond and lower interest income from Eurex member cash due to lower interest rates in 2010.

The financial result decreased from €(39.5) million in 2008 by 102% to €(79.7) million in 2009, which can be attributed to a positive impact from currency valuation in the amount of €15.2 million, lower costs for ISE financing due to the termination of the short-term financing in the first quarter of 2008 and higher interest income from Eurex member cash as well as group money management due to higher cash volumes and interest rates in 2008.

Income Tax Expense

The decrease of income tax expenses from 2009 to 2010 and from 2008 to 2009 was mainly due to a decrease in EBIT.

The following table shows income tax expense detail for the financial years ended December 31, 2010, 2009 and 2008.

Income tax expense	2010	2009	2008
(IFRS)		(in millions of euros)	
Current income taxes:			
of the current year	(249.3)	(288.2)	(450.3)
from previous years	18.9	(18.6)	2.2
Deferred tax income on temporary differences	205.9	219.9	29.5
Income tax expense	**(24.5)**	**(86.9)**	**(418.6)**

The following table shows the reconciliation between the expected and the reported income tax expense for the financial years ended December 31, 2010, 2009 and 2008.

Reconciliation between the expected and the reported tax expense (IFRS)	2010	2009	2008
		(in millions of euros)	
Expected income taxes derived from earnings before tax	(117.4)	(161.8)	(470.0)
Change of not recognized losses carried forward	(14.7)	14.2	2.8
Tax increase due to other non-tax-deductible expenses	(5.3)	(3.9)	(6.0)
Effects resulting from different tax rates	22.7	23.3	20.2
Tax decrease due to dividends and income from the disposal of equity investments	42.1	49.8	30.1
Exchange rate differences	28.8	9.6	4.6
Other	0.4	0.5	(2.5)
Income tax expense arising from current year	**(43.4)**	**(68.3)**	**(420.8)**
Prior-period income taxes	18.9	(18.6)	2.2
Income tax expense	**(24.5)**	**(86.9)**	**(418.6)**

Analysis of Results of Operations Per Segment

Xetra Segment

The following table shows the results of operations of the Xetra segment for the financial years ended December 31, 2010, 2009 and 2008.

Results of Operations Xetra Segment (IFRS)	2010	2009	2008
		(in millions of euros)	
Total sales revenue	**262.3**	**292.1**	**448.7**
Other operating income	7.8	39.3	7.9
Total revenue	**270.1**	**331.4**	**456.6**
Volume-related cost	(10.5)	(25.8)	(26.2)
Total revenue less volume-related costs	**259.6**	**305.6**	**430.4**
Staff costs	(79.1)	(58.5)	(59.9)
Depreciation, amortization and impairment charges	(14.8)	(17.0)	(15.7)
Other operating expenses	(68.8)	(86.3)	(96.7)
Operating costs	**(162.7)**	**(161.8)**	**(172.3)**
Result from equity investments	8.2	(3.5)	(4.9)
Earnings before interest and tax (EBIT)	**105.1**	**140.3**	**253.2**
Net financial result	(4.3)	(0.8)	5.9
Earnings before tax (EBT)	**100.8**	**139.5**	**259.1**
Investment in intangible assets and property, plant and equipment	14.4	11.9	21.3
Employees (as at December 31)	504	503	442
EBIT margin (in %)	**40.1**	**48.0**	**56.4**

Sales revenue

The following table shows the sales revenue of the Xetra segment for the financial years ended December 31, 2010, 2009 and 2008.

Xetra segment sales revenue	2010	2009	2008
(IFRS)	(in millions of euros)		
Xetra trading fees	102.5	93.0	175.4
Clearing and settlement	45.2	47.8	97.4
Floor trading fees	23.4	21.4	32.2
Connectivity	20.5	17.9	13.8
Scoach trading fees	0	46.3	55.7
Other sales revenue	30.7	24.6	24.9
Allocated IT revenues	40.0	41.1	49.3
Segment sales revenue	**262.3**	**292.1**	**448.7**

Sales revenue decreased from €292.1 million in 2009 by 10% to €262.3 million in 2010. The sales revenue included allocated IT revenues of €41.1 million in 2009 and €40.0 million in 2010. Excluding Scoach trading fees of €46.3 million included in 2009 to reflect the subsequent deconsolidation of the Scoach subgroup by the end of 2009, the adjusted revenue from the Xetra segment increased by 7% from 2009 to 2010 on a comparable basis. The increase in 2010 was mainly due to the increase in aggregate trading volumes on Xetra and floor trading by 16%, which exceeded the effect of price reductions made in 2009 and 2010.

The trading volume on the Xetra trading platform increased from €1,060.6 billion in 2009 by 17% to €1,236.9 billion in 2010 based on an increase in transactions from 167.3 million in 2009 by 13% to 189.4 million in 2010 and an increase in average transaction value from €12.7 thousand in 2009 to €13.1 thousand in 2010.

Xetra segment sales revenue decreased from €448.7 million in 2008 by 35% to €292.1 million in 2009 due to the financial crisis and the corresponding ongoing uncertainty in the international financial markets leading to a considerable slowdown in trading activity. The trading volume decreased from €2,149.0 billion in 2008 by 51% to €1,060.6 billion in 2009 based on a decrease in transactions from 226.0 million in 2008 by 26% to 167.3 million in 2009 and a decrease in average transaction value from €19.0 thousand in 2008 to €12.7 thousand in 2009.

The following table shows the development of trading volume for the financial years ended December 31, 2010, 2009 and 2008.

Trading volume	2010	Change	2009	Change	2008
	(in billions of euros)	(%)	(in billions of euros)	(%)	(in billions of euros)
Xetra	1,236.9	17	1,060.6	(51)	2,149.0
Floor[1]	61.4	2	60.0	(25)	80.1
Tradegate	17.8	n/a	—	—	—
Scoach	n/a	n/a	43.0	(34)	64.9

(1) Excluding certificates and warrants, which are shown in the row for Scoach for 2009 and 2008.

Total costs of segment

Total costs (including volume-related cost) declined from €187.6 million in 2009 by 8% to €173.2 million in 2010, due to a significant reduction in volume-related cost and in other operating expenses, caused by the deconsolidation of Scoach subgroup. Staff costs increased from €58.5 million in 2009 by 35% to €79.1 million in 2010 mainly due to costs for efficiency programs of €21.0 million in 2010. Adjusted for the cost of efficiency programs in 2010, staff costs per employee remained almost constant with €116 thousand in 2009 and €115 thousand in 2010.

Total costs declined from €198.5 million in 2008 by 5% to €187.6 million in 2009 mainly due to a decrease in other operating expenses from €96.7 million in 2008 by 11% to €86.3 million in 2009, due to lower CCP-related charges in 2009 and higher costs in 2008 due to financial crisis. Staff costs per employee decreased from €136 thousand in 2008 by 15% to €116 thousand in 2009.

EBIT

EBIT decreased from €140.3 million in 2009 by 25% to €105.1 million in 2010 despite the reduction of cost, which could not compensate the sharp decrease in sales revenue and the reduction in other operating income from €39.3 million in 2009 to €7.8 million in 2010. The decrease from 2009 to 2010 was mainly due to the cancellation of a financial loss liability insurance policy with capital accumulation in 2009.

Xetra segment's EBIT decreased from €253.2 million in 2008 by 45% to €140.3 million in 2009 because the significant decrease in sales revenue was not compensated by a similar decrease in total costs.

Eurex Segment

The following table shows the results of operations of the Eurex segment for the financial years ended December 31, 2010, 2009 and 2008.

Results of Operations Eurex Segment (IFRS)	2010	2009	2008
	(in millions of euros)		
Total sales revenue	**858.7**	**838.4**	**1,035.3**
Other operating income	32.5	51.3	53.4
Total revenue	**891.2**	**889.7**	**1,088.7**
Volume-related cost	(14.3)	(36.1)	(47.3)
Total revenue less volume-related costs	**876.9**	**853.6**	**1,041.4**
Staff costs	(161.1)	(135.1)	(130.7)
Depreciation, amortization and impairment charges	(520.6)	(502.4)	(69.6)
Other operating expenses	(205.1)	(195.9)	(196.5)
Operating costs	**(886.8)**	**(833.4)**	**(396.8)**
Result from equity investments	5.3	(11.1)	(2.2)
Earnings before interest and tax (EBIT)	**(4.6)**	**9.1**	**642.4**
Net financial result	(100.6)	(78.5)	(48.7)
Earnings before tax (EBT)	**(105.2)**	**(69.4)**	**593.7**
Investment in intangible assets and property, plant and equipment	69.7	52.0	38.5
Employees (as at December 31)	911	927	911
EBIT margin (in %)	**(0.5)**	**1.1**	**62.0**

Sales revenue

The following table shows the external sales revenue of the Eurex segment for the financial years ended December 31, 2010, 2009 and 2008.

Eurex segment sales revenue (IFRS)	2010	2009	2008
	(in millions of euros)		
Equity index derivates	378.9	358.9	450.0
Interest rate derivatives	182.0	149.9	211.1
U.S. options (ISE)	112.9	153.7	176.6
Equity derivatives	45.6	41.8	58.6
Other sales revenue	110.2	99.7	113.8
Allocated IT revenues	29.1	34.4	25.2
Segment sales revenue	**858.7**	**838.4**	**1,035.3**

Sales revenue increased from €838.4 million in 2009 by 2% to €858.7 million in 2010 with significant increases in revenue from equity index derivatives of 6% and interest derivatives of 21%, while revenues from U.S. options (ISE) decreased by 27%. Sales revenue included allocated IT revenue of €34.4 million in 2009 and of €29.1 million in 2010. The sales revenue of interest rate derivatives increased based on an increase in trading volume of 465.7 million contracts in 2009 by 23% to 574.8 million contracts in 2010. The increase in index products is the result of a shift from equity index options (lower average price) to equity index futures (higher average price) as well as a strong rise in index dividend products (by 77% compared to 2009).

Sales revenue decreased from €1,035.3 million in 2008 by 19% to €838.4 million in 2009 as a result of declining revenue in all categories of derivatives trading. In particular, the sales revenue of equity index derivatives and interest rate derivatives decreased based on an decrease in trading volume of equity index derivatives from 1,026.8 million contracts in 2008 by 22% to 800.1 million contracts in 2009 and of interest rate derivatives from 658.3 million contracts in 2008 by 29% to 465.7 million contracts in 2009.

The following table shows the contract volumes in the derivatives market in 2008, 2009 and 2010.

Trading volume	2010	Change	2009	Change	2008
	(in million contracts)	(%)	(in million contracts)	(%)	(in million contracts)
Equity index derivatives[1]	808.9	1	800.1	(22)	1,026.8
Equity derivatives[1]	511.8	21	421.3	(12)	479.5
Interest rate derivatives	574.8	23	465.7	(29)	658.3
U.S. options	745.2	(22)	960.2	(5)	1,007.7
Total[2]	**2,642.1**	**(0)**	**2,647.4**	**(17)**	**3,172.7**

(1) The dividend derivatives were allocated to the equity index derivatives and the equity derivatives.
(2) The total shown does not equal the sum of the individual figures as it includes other traded derivatives such as volatility, ETF, agricultural, precious metals, dividend and emission derivatives.

Total costs of segment

Total costs increased from €869.5 million in 2009 by 4% to €901.1 million in 2010. Adjusted for non-cash ISE impairment charges of €415.6 million in 2009 and of €453.1 million in 2010 and costs for efficiency programs of €(0.6) million in 2009 and of €32.9 million in 2010, costs decreased from €454.5 million in 2009 by 9% to €415.1 million in 2010. Staff costs increased from €135.1 million in 2009 by 19% to €161.1 million in 2010 mainly due to costs for efficiency programs of €30.3 million in 2010. Adjusted for the cost of efficiency programs in 2010, staff costs per employee decreased from €146 thousand in 2009 by 2% to €143 thousand in 2010.

For a detailed description of the ISE impairment charges included in the line item depreciation, amortization and impairment charges in 2010 and 2009, please refer to the section "— Results of operations" above.

Total costs increased from €444.1 million by 96% to €869.5 million in 2009 due to the impairment charges recognized for ISE in the amount of €415.6 million in 2009. Adjusted for the non-cash ISE impairment charge, costs amounted to €453.9 million in 2009, an increase of 2% compared to 2008. Staff costs increased from €130.7 million in 2008 by 3% to €135.1 million in 2009 mainly due to an increase in the number of staff. Staff costs per employee increased from €143 thousand in 2008 by 2% to €146 thousand in 2009.

EBIT

EBIT decreased from €9.1 million in 2009 to €(4.6) million in 2010 because the increase in sales revenue was exceeded by the increase in total costs. An improvement in the result from equity investments from €(11.1) million in 2009 to €5.3 million in 2010 was offset by a decline in other operating income from €51.3 million in 2009 to €32.5 million in 2010 mainly due to the one-time benefit resulting from the cancellation of a financial loss liability insurance policy with capital accumulation in 2009.

The Eurex segment EBIT decreased from €642.4 million in 2008 to €9.1 million in 2009 as a result of revenue decline and impairment charges. Adjusted for the ISE impairment charge, the Eurex segment had an EBIT of €424.7 million in 2009.

Clearstream Segment

The following table shows the results of operations of the Clearstream segment for the financial years ended December 31, 2010, 2009 and 2008.

Results of Operations	2010	2009	2008
Clearstream Segment (IFRS)	(in millions of euros)		
External sales revenue	760.7	742.7	790.5
Internal sales revenue	7.1	8.9	8.8
Total sales revenue	**767.8**	**751.6**	**799.3**
Net interest income from banking business	59.4	97.4	236.8
Other operating income	13.2	30.4	9.9
Total revenue	**840.4**	**879.4**	**1,046.0**
Volume-related cost	(165.1)	(167.9)	(177.9)
Total revenue less volume-related costs	**675.3**	**711.5**	**868.1**
Staff costs	(213.0)	(166.1)	(189.3)
Depreciation, amortization and impairment charges	(30.6)	(43.0)	(45.2)
Other operating expenses	(131.4)	(134.1)	(128.4)
Operating costs	**(375.0)**	**(343.2)**	**(362.9)**
Result from equity investments	(1.0)	(0.4)	0
Earnings before interest and tax (EBIT)	**299.3**	**367.9**	**505.2**
Net financial result	(1.8)	0	0
Earnings before tax (EBT)	**297.5**	**367.9**	**505.2**
Investment in intangible assets and property, plant and equipment	43.5	31.2	27.3
Employees (as at December 31)	1,701	1,757	1,775
EBIT margin (in %)	**39.3**	**49.5**	**63.9**

Sales revenue

The following table shows the external sales revenue of the Clearstream segment for the financial years ended December 31, 2010, 2009 and 2008.

Clearstream segment sales revenue	2010	2009	2008
(IFRS)	(in millions of euros)		
Custody fees	451.8	441.1	459.1
Transaction fees	118.4	114.2	140.2
Global Securities Financing	68.1	68.6	83.5
Other sales revenue	102.2	96.9	86.5
Allocated IT revenues	20.2	21.9	21.2
Segment sales revenue	**760.7**	**742.7**	**790.5**

External sales revenue increased from €742.7 million in 2009 by 2% to €760.7 million in 2010 due to a 2% increase in custody fees and a 4% increase in transaction fees while income from Global Securities Financing decreased by 1%. Sales revenue included allocated IT revenue of €21.9 million in 2009 and €20.2 million in 2010. In the custody business, the average value of assets under custody increased from €10.3 trillion in 2009 by 5% to €10.9 trillion in 2010 due to slightly more favorable market conditions. The number of settlement transactions processed by Clearstream increased from 102.0 million in 2009 by 14% to 116.4 million in 2010 due to the increased trading activity of market participants. In the Global Securities Financing business, average outstandings increased from €483.6 billion in 2009 by 8% to €521.6 billion in 2010. Despite the rise in overall volumes, sales revenue in the Global Securities Financing business decreased by 1%, mainly because of a decline of the market prices for securities as collateral.

External sales revenue decreased from €790.5 million in 2008 by 6% to €742.7 million in 2009 due to reduced income from custody fees, transaction fees and from Global Securities Financing. In the custody business, the average value of assets under custody decreased from €10.6 trillion in 2008 by 3% to €10.3 trillion in 2009, which resulted in a decrease in custody fees from €459.1 million in 2008 by 4% to €441.1 million in 2009. The number of settlement transactions processed by Clearstream decreased from 114.3 million in 2008 by 11% to 102.0 million in 2009, mainly due to the domestic market. Revenues from Global Securities Financing went down by 18% due to lower volumes and a decrease in margins as a result of difficult market conditions and a more stringent risk management approach towards collateral quality for securities lending.

Internal sales revenue relates to CCP transactions and did not change significantly from 2008 to 2010.

The following table shows key indicators of the Clearstream segment in 2008, 2009 and 2010.

	2010	Change	2009	Change	2008
Custody	(in billions of euros)	(%)	(in billions of euros)	(%)	(in billions of euros)
Value of securities deposited (average value during the year)	10,897	5	10,346	(3)	10,637
international	5,819	8	5,409	5	5,128
domestic	5,078	3	4,937	(10)	5,509
Settlement	million	(%)	million	(%)	million
Securities transactions	116.4	14	102.0	(11)	114.3
international	37.1	21	30.6	2	30.0
domestic	79.3	11	71.4	(15)	84.3
Global Securities Financing	(in billions of euros)	(%)	(in billions of euros)	(%)	(in billions of euros)
Volume outstanding (monthly average)	521.6	8	483.6	21	398.8
Average daily cash balances	(in millions of euros)	(%)	(in millions of euros)	(%)	(in millions of euros)
Total	6,933	9	6,369	12	5,677
euros	2,264	4	2,186	(5)	2,300
U.S. dollars	3,288	16	2,833	45	1,952
other currencies	1,381	2	1,350	(5)	1,425

Net interest income from banking business

The net interest income from banking business decreased from €97.4 million in 2009 by 39% to €59.4 million in 2010 due to the low level of short-term interest rates in 2010 and also due to the expiration of interest rate hedges as well as longer-term investments reaching maturity in 2009.

The net interest income from banking business declined significantly from €236.8 million in 2008 by 59% to €97.4 million in 2009 due to historically low interest rates.

Total costs of segment

Total costs increased from €511.1 million in 2009 by 6% to €540.1 million in 2010 due to a significant increase in staff cost from €166.1 million in 2009 by 28% to €213.0 million in 2010, which was caused by costs of efficiency programs in the amount of €42.8 million in 2010 mainly in staff costs and a cost reduction of €14.7 million in 2009 related to the reversal of a staff-related provision. Adjusted for the cost of efficiency programs in 2010 and the release of a provision in 2009, staff costs per employee decreased from €103 thousand in 2009 by 3% to €100 thousand in 2010.

Clearstream reduced total cost from €540.8 million in 2008 by 5% to €511.1 million in 2009 mainly due to lower sales-related cost and staff costs, but also to lower depreciation in total and the one-time effect of reversing restructuring provisions relating to the relocation of business areas to Prague. Staff costs decreased from €189.3 million in 2008 by 12% to €166.1 million in 2009. Adjusted for cost efficiency programs, staff costs per employee decreased from €106 thousand in 2008 by 3% to €103 thousand in 2009.

EBIT

EBIT decreased from €367.9 million in 2009 by 19% to €299.3 million in 2010 because the increase in sales revenue was more than offset by the decline in net interest income from banking business and the increase in total costs mainly due to the costs of the efficiency program.

EBIT decreased from €505.2 million in 2008 by 27% to €367.9 million in 2009 since Clearstream could not offset the declines in sales revenue and net interest income with its reduction in total costs.

Market Data & Analytics Segment

The following table shows the results of operations of the Market Data & Analytics segment for the financial years ended December 31, 2010, 2009 and 2008.

Results of Operations Market Data & Analytics (IFRS)	2010	2009	2008
	(in millions of euros)		
External sales revenue	224.6	188.5	180.6
Internal sales revenue	31.1	9.9	11.5
Total sales revenue	**255.7**	**198.4**	**192.1**
Other operating income	15.3	17.0	3.2
Total revenue	**271.0**	**215.4**	**195.3**
Volume-related cost	(21.0)	(20.5)	(18.7)
Total revenue less volume-related costs	**250.0**	**194.9**	**176.6**
Staff costs	(48.8)	(34.6)	(29.9)
Depreciation, amortization and impairment charges	(17.5)	(6.7)	(6.6)
Other operating expenses	(55.4)	(43.3)	(45.4)
Operating costs	**(121.7)**	**(84.6)**	**(81.9)**
Result from equity investments	(0.3)	10.2	12.9
Earnings before interest and tax (EBIT)	**128.0**	**120.5**	**107.6**
Net financial result	(1.5)	(0.4)	3.3
Earnings before tax (EBT)	**126.5**	**120.1**	**110.9**
Investment in intangible assets and property, plant and equipment	6.8	3.2	7.4
Employees (as at December 31)	374	413	267
EBIT margin (in %)	**57.0**	**63.9**	**59.6**

Sales Revenue

The following table shows the external sales revenue of the Market Data & Analytics segment for the financial years ended December 31, 2010, 2009 and 2008.

Market Data & Analytics

Segment sales revenue (IFRS)	2010	2009	2008
	(in millions of euros)		
Sales of price information	142.9	141.1	139.5
STOXX	30.9	0	n/a
Other sales revenue	50.8	47.4	41.1
Segment sales revenue	**224.6**	**188.5**	**180.6**

External sales revenues increased from €188.5 million in 2009 by 19% to €224.6 million in 2010. Growth in 2010 was mainly driven by M&A activity. In November 2009, Deutsche Börse and SIX Group AG announced that they were increasing their respective shares in STOXX Ltd. to become sole operator of the Swiss index provider. The transaction closed on December 29, 2009 and was reflected in segment revenues for the first time in financial year 2010 with €30.9 million. The remaining growth was created in the product areas issuer products, front office products and back office products.

2010 also showed a significant increase in internal revenues from €9.9 million in 2009 by 214% to €31.1 million in 2010. These revenues mainly resulted from STOXX Ltd.'s contractual relationship with Eurex as it has licensed its indices as reference data for futures and options.

External sales revenue increased from €180.6 million in 2008 by 4% to €188.5 million in 2009. Decreases in revenues from Infobolsa, as well as the issuing activity and the assets under management in DAX ETFs were almost compensated by higher data subscription revenues. The single biggest driver of growth in 2009 was the acquisition of Market News International, which contributed €10.0 million in sales revenues in 2009.

Total costs of segment

Total costs increased significantly from €105.1 million in 2009 by 36% to €142.7 million in 2010 due to the first time consolidation of STOXX Ltd. in 2010 as well as costs for efficiency programs. Staff costs increased from €34.6 million in 2009 by 41% to €48.8 million in 2010 also due to the additional staff costs related to STOXX Ltd. and costs for efficiency programs of €7.4 million in 2010. Adjusted for the cost of efficiency programs in 2010, staff costs per employee increased from €84 thousand in 2009 by 32% to €111 thousand in 2010.

Total costs increased from €100.6 million in 2008 by 4% to €105.1 million in 2009 exclusively due to higher staff costs arising from the consolidation of MNI. Staff costs increased from €29.9 million in 2008 by 16% to €34.6 million in 2009. Staff costs per employee decreased from €112 thousand in 2008 by 25% to €84 thousand in 2009.

EBIT

EBIT increased from €120.5 million in 2009 by 6% to €128.0 million in 2010 due to the higher external sales revenue and an increase in segment internal revenue from €9.9 million in 2009 to €31.1 million in 2010 based on the consolidation of STOXX Ltd.

EBIT increased from €107.6 million in 2008 by 12% to €120.5 million in 2009 following an increase in other operating income from €3.2 million in 2008 by €13.8 million to €17.0 million in 2009 due to the allocation of the income generated with the cancellation of the financial loss liability insurance policy in the amount of €13.0 million. Otherwise the increase in external sales revenue was offset by the higher staff costs and a decrease in segment internal revenue from €11.5 million in 2008 to €9.9 million in 2009.

Cash Flow

The following table shows the consolidated cashflow statement of Deutsche Börse Group for the financial years ended December 31, 2010, 2009 and 2008.

Consolidated Cashflow Statements	2010	2009	2008
(IFRS)	(in millions of euros)		
Net profit for the year	395.1	471.2	1,050.3
Depreciation, amortization and impairment losses	583.5	569.1	137.1
Increase/(decrease) in noncurrent provisions	(2.9)	19.3	(47.5)
Deferred tax income	(205.8)	(219.9)	(29.5)
Other non-cash (income)/ expense	(1.0)	5.9	3.3
Changes in working capital, net of non-cash items:			
Decrease/(increase) in receivables and other assets	50.4	(42.6)	265.3
Increase/(decrease) in current liabilities	152.7	(2.3)	(100.3)
(Decrease)/ increase in noncurrent liabilities	(12.6)	0.3	0.3
Net loss/(net gain) from the disposal of noncurrent assets	(15.5)	0.5	(0.1)
Cash flows from operating activities	**943.9**	**801.5**	**1,278.9**
Payments to acquire intangible assets and property, plant and equipment	(133.9)	(172.3)	(94.5)
Payments to acquire noncurrent financial instruments	(771.0)	(1,113.9)	(344.0)
Payments to acquire investments in associates	(6.8)	(1.4)	(122.3)
Payments to acquire subsidiaries, net of cash acquired	0.1[1]	(51.0)	0
Effects of the disposal of (shares in) subsidiaries, net of cash disposed	10.4	(5.9)	(24.6)
Proceeds from the disposal of shares in associates	0	7.5	16.8
Net decrease/(net increase) in current receivables and securities from banking business with an original term greater than three months	(12.4)	165.6	(391.2)
Proceeds from disposals of available-for-sale noncurrent financial instruments	393.5	88.7	19.9
Proceeds from disposals of other noncurrent assets	0	0	0.3
Cash flows from investing activities	**(520.1)**	**(1,082.7)**	**(939.6)**
Purchase of treasury shares	0	0	(380.5)
Proceeds from sale of treasury shares	0	4.2	7.0
Net cash received from non-controlling interests	4.0	20.4	0
Repayment of long-term financing	(97.2)	(3.9)	(500.0)
Proceeds from long-term financing	0	11.1[2]	1,481.6
Repayment of short-term financing	(103.7)[3]	(811.2)	(1,941.7)
Proceeds from short-term financing	0	715.1[4]	794.4
Finance lease payments	(0.5)	(0.4)	(0.8)
Dividends paid	(390.5)	(390.2)	(403.0)
Cash flows from financing activities	**(587.9)**	**(454.9)**	**(943.0)**
Net change in cash and cash equivalents	(164.1)	(736.1)	(603.7)
Effect of exchange rate differences[5]	4.0	2.5	11.7
Cash and cash equivalents as at beginning of period[6]	(285.4)	448.2	1,040.2
Cash and cash equivalents as at end of period[6]	**(445.5)**	**(285.4)**	**448.2**
Interest income and other similar income	21.4	50.8	218.4
Dividends received[7]	7.4	11.4	11.7
Interest paid[7]	(105.9)	(144.7)	(263.5)
Income tax paid	(178.6)	(181.7)	(474.4)

(1) Cash totaling €0.5 million was acquired in the course of the purchase of Tradegate Exchange GmbH for a purchase price of €0.4 million.
(2) Proceeds from loans from a non-controlling shareholder.
(3) Thereof €3.7 million from loan repayments to a noncontrolling shareholder.

(4) Thereof €3.7 million from loans from a noncontrolling shareholder.
(5) Primarily includes the exchange rate differences arising on translation of the ISE subgroup.
(6) Excluding cash deposits by market participants.
(7) Interest and dividend payments are allocated to cash flows from operating activities.

Comparison 2009 to 2010

Cash flows from operating activities

The operating cash flow increased from €801.5 million in 2009 by €142.4 million to €943.9 million in 2010. A decrease in net profit from €471.2 million in 2009 by €76.1 million to €395.1 million in 2010 was compensated by a cash inflow of €50.4 million in 2010 compared to a cash outflow of €42.6 million in 2009 on account of the decrease in receivables and other assets, and a cash inflow of €152.7 million in 2010 compared to a cash outflow of €2.3 million in 2009 due to an increase in current liabilities. Depreciation, amortization and impairment losses of €583.5 million in 2010 were only slightly higher than the amount of €569.1 million recorded in 2009.

Cash flows from investing activities

Net cash outflows from investing activities amounted to €1,082.7 million in 2009 and €520.1 million in 2010.

Cash outflows from the banking business of Clearstream Banking S.A. decreased from €1,113.9 million in 2009 to €771.0 million in 2010 due to a reduction of purchases of noncurrent financial instruments.

Cash outflows which were used to acquire intangible assets and property, plant and equipment (capital expenditure) decreased from €172.3 million in 2009 to €133.9 million in 2010. The decline from 2009 to 2010 was mainly attributable to investments in intangible assets of STOXX Ltd. in connection with the acquisition by Deutsche Börse of additional shares amounting to around €74.0 million in the Swiss index provider on December 29, 2009.

Cash outflows of €12.4 million in 2010 resulted from a net increase in current receivables, securities and liabilities with an original term greater than three months within the banking business of Clearstream Banking S.A, compared to cash inflows of €165.6 million in 2009.

Cash inflows of €393.5 million in 2010 were due mainly to the sale and maturity of noncurrent financial instruments related to the banking business within Clearstream Banking S.A., compared to cash inflows of only €88.7 million in 2009.

Cash flows from financing activities

Net cash outflows from financing activities amounted to €454.9 million in 2009 and €587.9 million in 2010.

Cash outflows of €390.2 million in 2009 and of €390.5 million in 2010 were due to dividends paid in the respective financial years.

Cash outflows of €811.2 million in 2009 compared to cash outflows of €103.7 million in 2010 were used for the repayment of short-term financing, primarily under Deutsche Börse's commercial paper program in the respective years. Cash outflows in 2009 due to repayments were partially offset by the issuance of commercial paper in the amount of €711.4 million in 2009.

Compared to cash outflows of only €3.9 million in 2009, cash outflows of €97.2 million in 2010 for repayments of long-term financing were used mainly for the repurchase of a total of €89.0 million (nominal amount) of the hybrid bond issued in 2008.

Comparison 2008 to 2009

Cash flows from operating activities

The operating cash flow decreased from €1,278.9 million in 2008 by €477.4 million to €801.5 million in 2009. The main cause was the decrease in net profit for the year from €1,050.3 million in 2008 by €579.1 million to €471.2 million in 2009, which was partially offset by the non-cash effect of increased depreciation, amortization and impairment losses of €569.1 million in 2009 compared to €137.1 million in 2008 and the deferred tax income of €219.9 million in 2009 compared to €29.5 million in 2008. Furthermore, noncurrent provisions increased by €19.3 million in 2009 compared to a decrease of €47.5 million in 2008. Working capital decreased by €165.3 million in 2008 mainly due to a decrease in receivables and other assets. In 2009 working capital increased by € 44.6 million.

The items "depreciation, amortization and impairment losses" and "deferred tax income" were significantly impacted by the impairment charge recognized for intangible assets relating to ISE and the resulting deferred tax credit in 2009 and 2010.

Cash flows from investing activities

Net cash outflows from investing activities amounted to €939.6 million in 2008 and €1,082.7 million in 2009.

Cash outflows from banking business of Clearstream Banking S.A. increased from €344.0 million in 2008 to €1,113.9 million in 2009 due to an increase of purchases of noncurrent financial instruments in 2009.

Cash outflows which were used to acquire intangible assets and property, plant and equipment (capital expenditure) increased from €94.5 million in 2008 to €172.3 million in 2009. The increase in 2009 was mainly attributable to investments in intangible assets of STOXX Ltd. in connection with the acquisition of additional shares in the Swiss index provider by Deutsche Börse on December 29, 2009. Cash outflows of €51.0 million in 2009 were attributable to the acquisition of MNI and Need to Know News, LLC and additional shares in STOXX Ltd., compared to none in 2008.

Cash outflows for investments in associates significantly decreased from €122.3 million in 2008 to €1.4 million in 2009. The cash outflows 2008 were mainly used to acquire further shares in European Energy Exchange AG and in connection with the merger of ISE Stock Exchange, LLC and Direct Edge Holdings, LLC.

Cash inflows of €165.6 million in 2009 resulted from a net decrease in current receivables, securities and liabilities with an original term greater than three months within the banking business of Clearstream Banking S.A. while there was a significant increase of this line item with cash outflows of €391.2 million in 2008.

Cash inflows of €88.7 million in 2009 compared to cash inflows of €19.9 million in 2008. The 2009 and the 2008 cash inflows were mainly due to the sale or maturity of noncurrent financial instruments related to the banking business of Clearstream Banking S.A.

Cash flows from financing activities

Net cash outflows from financing activities amounted to €943.0 million in 2008 and to €454.9 million in 2009.

Cash outflows of €403.0 million in 2008 and of €390.2 million in 2009 resulted from dividends paid in the respective financial years. In addition, Deutsche Börse purchased treasury shares for a total of €380.5 million in 2008 and none in 2009.

The repayment of short-term financing of €1,941.7 million in 2008 was due to the repayment of commercial paper amounting to €600.0 million and the repayment of the short-term financing for the acquisition of ISE in the amount of €1,341.7 million. In 2008, cash outflows for repayments of short-term borrowings were partially offset

by the issuance of long-term financing in the amount of €1,481.6 million to fund the ISE acquisition by issuing a euro-denominated senior bond in the nominal amount of €650.0 million, a euro-denominated hybrid bond in the nominal amount of €550.0 million and U.S. dollar bonds issued in private placements in the aggregate nominal amount of $ 460.0 million. In 2009, cash outflows of €811.2 million were due to the repayment of commercial paper.

Cash inflows of €794.4 million in 2008 and €715.1 million in 2009 were mainly caused by the issuance of commercial paper.

Compared to no cash effect in 2008 cash inflows of €20.4 million in 2009 resulted from non-controlling interests in connection with a payment to the reserves of STOXX Ltd.

Cash and cash equivalents

Cash and cash equivalents changed from €448.2 million as at December 31, 2008 to €(285.4) million as at December 31, 2009 and to €(445.5) million as at December 31, 2010 due to the changes in cash flows from operating, investing and financing activities described in 2009 and 2010 above.

Cash and cash equivalents as used in the cash flow statement can be reconciled to the balance sheets items:

Reconciliation to cash and cash equivalents	2010	2009	2008
(IFRS)	(in millions of euros)		
Cash and bank balances	6,982.9	5,305.3	10,847.5
Less bank loans and overdrafts	(20.1)	0	0
	6,962.8	**5,305.3**	**10,847.5**
Current receivables from banking business	7,585.3	7,192.4	8,428.0
less loans to banks and customers with an original maturity of			
more than 3 months	(537.1)	(272.4)	(202.1)
less available-for-sale debt instruments	(570.3)	(448.1)	(331.9)
less available-for-sale fixed-income securities—money market			
instruments with an original maturity of more than 3 months . .	0	(82.0)	(147.2)
less derivative assets	0	(18.5)	(9.1)
Current liabilities from banking business	(7,822.0)	(7,221.0)	(7,916.3)
less derivative assets	0	0.4	0
Current liabilities from cash deposits by market participants	(6,064.2)	(4,741.5)	(10,220.7)
Reconciliation to cash and cash equivalents	**(7,408.3)**	**(5,590.7)**	**(10,399.3)**
Cash and cash equivalents	**(445.5)**	**(285.4)**	**448.2**

Cash and cash equivalents include cash and bank balances, except for amounts related to the investment of restricted funds deposited by market participants. Receivables and liabilities from banking business with an original maturity of more than three months are included in cash flows from investing activities, while items with an original maturity of three months or less are contained in cash and cash equivalents.

The effect of exchange rate differences on cash and cash equivalents held in a foreign currency was reported separately in the cash flow statement in order to reconcile cash and cash equivalents at the beginning and the end of the period. The effect of exchange rate differences on cash and cash equivalents amounted to €11.7 million in 2008, €2.5 million in 2009 and €4.0 million in 2010.

Cash and bank balances included restricted bank balances amounting to €10,364.7 million as at December 2008, €4,745.6 million as at December 31, 2009 and €6,185.8 million as at December 31, 2010. The restricted bank balances were mainly related to cash deposits by market participants and to a smaller amount to minimum reserve requirements.

Total Assets

The following table shows the total assets of the consolidated balance sheet of Deutsche Börse Group as at December 31, 2010, 2009 and 2008.

Consolidated Balance Sheet (IFRS)	2010	Change	2009	Change	2008
Assets	(in millions of euros)	(%)	(in millions of euros)	(%)	(in millions of euros)
Software	50.2	(41)	84.5	(16)	101.1
Goodwill	2,059.6	4	1,987.3	1	1,977.0
Payments on account and construction in progress	65.2	151	26.0	49	17.5
Other intangible assets	914.9	(31)	1,333.7	(1)	1,350.9
Intangible assets	**3,089.9**	**(10)**	**3,431.5**	**0**	**3,446.5**
Fixtures and fittings	39.0	69	23.1	(23)	29.9
Computer hardware, operating and office equipment	70.2	14	61.5	(18)	75.0
Payments on account and construction in progress	29.0	96	14.8	270	4.0
Property, plant and equipment	**138.2**	**39**	**99.4**	**(9)**	**108.9**
Investments in associates	172.6	13	152.5	(3)	156.6
Other equity investments	64.7	8	60.0	14	52.8
Receivables and securities from banking business	1,555.6	6	1,468.2	94	756.3
Other financial instruments	12.1	(58)	29.0	326	6.8
Other loans	1.0	—	0	—	0
Financial Assets	**1,806.0**	**6**	**1,709.7**	**76**	**972.5**
Other noncurrent assets	27.7	395	5.6	(59)	13.5
Deferred tax receivables	7.7	60	4.8	37	3.5
Total noncurrent assets	**5,069.5**	**(3)**	**5,251.0**	**16**	**4,544.9**
Financial instruments of Eurex Clearing AG	128,823.7	(10)	143,178.4	18	121,684.3
Receivables and securities from banking business	7,585.3	5	7,192.4	(15)	8,428.0
Trade receivables	212.1	2	207.4	(2)	210.7
Associate receivables	5.6	(35)	8.6	51	5.7
Receivables from other investors	4.4	193	1.5	50	1.0
Income tax receivables	25.6	(48)	48.8	(49)	96.0
Other current assets	141.4	(15)	167.1	176	60.5
Receivables and other current assets	**136,798.1**	**(9)**	**150,804.2**	**16**	**130,486.2**
Restricted bank balances	6,185.8	30	4,745.6	(54)	10,364.7
Other cash and bank balances	797.1	42	559.7	16	482.8
Total current assets	**143,781.0**	**(8)**	**156,109.5**	**10**	**141,333.7**
Total assets	**148,850.5**	**(8)**	**161,360.5**	**11**	**145,878.6**

Comparison 2009 to 2010

The overall changes in total assets of Deutsche Börse Group were mainly related to two effects recorded in current assets, which have a similar impact on Deutsche Börse Group's current liabilities.

The financial instruments of Eurex Clearing AG recorded in current assets as of each respective balance sheet date relate to a corresponding liability in the same amount posted in current liabilities. The decrease from €143,178.4 million as at December 31, 2009 to €128,823.7 million as at December 31, 2010 was connected with its function CCP for cash and derivatives markets.

The restricted bank balances recorded in current assets as of each respective balance sheet date correlate with the cash deposits by market participants posted in current liabilities. The increase from €4,745.6 million as at December 31, 2009 to €6,185.8 million as at December 31, 2010 was a consequence of the recovery of financial markets resulting in higher volumes.

Other changes in current assets resulted primarily from the following factors:

- The increase in receivables and securities from banking business from €7,192.4 million as at December 31, 2009 to €7,585.3 million as at December 31, 2010 was due to higher trading volumes as a consequence of the recovery of the financial market.

- The decrease in other current assets from €167.1 million as at December 31, 2009 to €141.4 million as at December 31, 2010 due to the payment in 2010 of the receivable recorded at the end of 2009, was partly offset by an increase in other receivables from CCP transactions.

- Other cash and bank balances increased from €559.7 million as at December 31, 2009 to €797.1 million as at December 31, 2010.

- Deutsche Börse Group's total noncurrent assets decreased from €5,251.0 million as at December 31, 2009 to €5,069.5 million as at December 31, 2010 largely due to a decrease in other intangible assets from €1,333.7 million as at December 31, 2009 to €914.9 million as at December 31, 2010 following the impairment of ISE's exchange license by €111.2 million and member relationships of ISE by €318.4 million. This decrease was partly offset by an increase in goodwill recorded for ISE from €880.1 million as at December 31, 2009 to €950.8 million as at December 31, 2010 due to exchange rate movements and an additional increase in receivables and securities from the banking business from €1,468.2 million as at December 31, 2009 to €1,555.6 million as at December 31, 2010.

Comparison 2008 to 2009

The overall changes in total assets of Deutsche Börse Group were mainly related to two effects recorded in current assets, which have a similar impact on Deutsche Börse Group's current liabilities.

The financial instruments of Eurex Clearing AG recorded in current assets as of each respective balance sheet date relate to a corresponding liability in the same amount posted in current liabilities. The increase from €121,684.3 million as at December 31, 2008 to €143,178.4 million as at December 31, 2009 was connected with its function as CCP for cash and derivatives markets.

The restricted bank balances recorded in current assets as of each respective balance sheet date correlate with the cash deposits by market participants posted in current liabilities. The decrease from €10,364.7 million as at December 31, 2008 to €4,745.6 million as at December 31, 2009 resulted from lower collateral provided to Eurex Clearing AG by market participants following the easing of collateral requirements after the financial crisis.

Other changes in current assets resulted primarily from the following factors:

- A decline in receivables and securities from banking business from €8,428.0 million as at December 31, 2008 to €7,192.4 million as at December 31, 2009 was due to lower trading volumes because of the financial crisis.

- An increase in other current assets from €60.5 million as at December 31, 2008 to €167.1 million as at December 31, 2009 was mainly due to an additional receivable recorded at the end of 2009 related to the termination of Deutsche Börse Group's financial loss liability insurance policy.

- Other cash and bank balances increased from €482.8 million as at December 31, 2008 to €559.7 million as at December 31, 2009.

- Deutsche Börse Group's total noncurrent assets increased from €4,544.9 million as at December 31, 2008 to €5,251.0 million as at December 31, 2009 mainly due to an increase in receivables and securities from the banking business from €756.3 million as at December 31, 2008 to €1,468.2 million as at December 31, 2009.

Total equity and liabilities

The following table shows the total equity and liabilities of the consolidated balance sheet of Deutsche Börse Group as at December 31, 2010, 2009 and 2008.

Consolidated Balance Sheet (IFRS) Equity and liabilities	2010 (in millions of euros)	Change (%)	2009 (in millions of euros)	Change (%)	2008 (in millions of euros)
Shareholders' equity	2,951.4	3	2,866.2	8	2,654.3
Non-controlling interests	458.9	(3)	472.6	46	324.0
Total equity	**3,410.3**	**2**	**3,338.8**	**12**	**2,978.3**
Provisions for pensions and other employee benefits	21.3	(29)	30.1	60	18.8
Other noncurrent provisions	86.6	8	80.5	10	72.9
Deferred tax liabilities	297.7	(33)	442.0	(26)	600.6
Interest-bearing liabilities	1,455.2	(4)	1,514.9	0	1,512.9
Other noncurrent liabilities	9.6	(63)	26.0	206	8.5
Total noncurrent liabilities	**1,870.4**	**(11)**	**2,093.5**	**(5)**	**2,213.7**
Tax provisions	345.0	9	316.8	32	239.3
Other current provisions	134.8	100	67.4	(19)	83.5
Financial instruments of Eurex Clearing AG	128,823.7	(10)	143,178.4	18	121,684.3
Liabilities from banking business	7,822.0	8	7,221.0	(9)	7,916.3
Other bank loans and overdrafts	20.1	—	0	—	0
Trade payables	96.5	1	95.1	(15)	112.3
Payables to associates	4.0	(57)	9.2	6	8.7
Payables to other investors	13.6	(2)	13.9	48	9.4
Cash deposits by market participants	6,064.2	28	4,741.5	(54)	10,220.7
Other current liabilities	245.9	(14)	284.9	(31)	412.1
Total current liabilities	**143,569.8**	**(8)**	**155,928.2**	**11**	**140,686.6**
Total liabilities	**145,440.2**	**(8)**	**158,021.7**	**11**	**142,900.3**
Total equity and liabilities	**148,850.5**	**(8)**	**161,360.5**	**11**	**145,878.6**

Comparison 2009 to 2010

Total equity increased from €3,338.8 million as at December 31, 2009 to €3,410.3 million as at December 31, 2010. The accumulated profit increased from €1,886.8 million as at December 31, 2009 to €1,971.0 million as at December 31, 2010 due to the net income 2010 of €417.8 million exceeding the dividends paid in 2010 of €390.5 million and the positive effects of exchange rate differences and other adjustments in the amount of €89.1 million in 2010 and the negative effects of deferred taxes of €(32.2) million.

Total liabilities changed from €158,021.7 million as at December 31, 2009 to €145,440.2 million as at December 31, 2010 mainly due to two effects in current liabilities which corresponded to the two main effects described for total assets.

A decrease in the financial instruments of Eurex Clearing AG from €143,178.4 million as at December 31, 2009 to €128,823.7 million as at December 31, 2010 was connected with its function as CCP for cash and derivatives markets.

The increase in cash deposits by market participants from €4,741.5 million as at December 31, 2009 to €6,064.2 million as at December 31, 2010 was caused by higher collateral provided to Eurex Clearing AG by members due to higher trading volumes as a consequence of recovering financial markets.

The other main changes in current liabilities occurred in the following items:

- An increase in tax provisions from €316.8 million as at December 31, 2009 to €345.0 million as at December 31, 2010 was based on anticipated tax payments for VAT.

- An increase in liabilities from banking business of Clearstream from €7,221.0 million as at December 31, 2009 to €7,822.0 million as at December 31, 2010 resulted from higher trading volumes as a consequence of the recovery of the financial market.

- The decrease in other current liabilities from €284.9 million as at December 31, 2009 to €245.9 million as at December 31, 2010 was due to a repayment of all outstanding commercial paper in 2010.

- Noncurrent liabilities declined from €2,093.5 million as at December 31, 2009 to €1,870.4 million as at December 31, 2010 mainly as a result of the decrease in deferred tax liabilities from €442.0 million as at December 31, 2009 to €297.7 million as at December 31, 2010 which was recorded as part of the recognition of the impairment charges for ISE in 2010.

Comparison 2008 to 2009

Total equity increased from €2,978.3 million as at December 31, 2008 to €3,338.8 million as at December 31, 2009. The accumulated profit increased from €1,779.4 million as at December 31, 2008 to €1,886.8 million as at December 31, 2009 mainly due to the net income 2009 of €496.1 million exceeding the dividends paid in 2009 of €390.2 million. An increase in non-controlling interests from €324.0 million as at December 31, 2008 to €472.6 million as at December 31, 2009 was primarily due to the equity interest attributable to the non-controlling shareholder of STOXX Ltd., which was fully consolidated in the financial statements of Deutsche Börse Group. An increase in the revaluation surplus from €29.3 million as at December 31, 2008 to €125.2 million as at December 31, 2009 was mainly caused by the higher interest of Deutsche Börse in STOXX Ltd.

Total liabilities changed from €142,900.3 million as at December 31, 2008 to €158,021.7 million as at December 31, 2009 mainly due to two effects in current liabilities which corresponded to the two main effects described for total assets.

An increase in the financial instruments of Eurex Clearing AG from €121,684.3 million as at December 31, 2008 to €143,178.4 million as at December 31, 2009 was connected with its function as CCP for cash and derivatives markets.

The decrease in cash deposits by market participants from €10,220.7 million as at December 31, 2008 to € 4,741.5 million as at December 31, 2009 resulted from lower collateral provided to Eurex Clearing AG by members following the easing of collateral requirements after the financial crisis.

The other main changes in current liabilities occurred in the following items:

- An increase in tax provisions from €239.3 million as at December 31, 2008 to €316.8 million as at December 31, 2009 was based on anticipated tax payments for income earned in prior years.

- A decrease in liabilities from banking business of Clearstream from €7,916.3 million as at December 31, 2008 to €7,221.0 million as at December 31, 2009, due to lower trading volumes as a consequence of the financial crisis.

- A decrease in other current liabilities from €412.1 million as at December 31, 2008 to €284.9 million as at December 31, 2009 was due to the reduced issuance of commercial paper.

- Noncurrent liabilities declined from €2,213.7 million as at December 31, 2008 to €2,093.5 million as at December 31, 2009 mainly as a result of the decrease in deferred tax liabilities from €600.6 million as at December 31, 2008 to €442.0 million as at December 31, 2009 which was recorded as part of the recognition of the impairment charges for ISE in 2009.

Dividends and Share Buy-backs

Deutsche Börse Group paid a dividend of €403.0 million in 2008, €390.2 million in 2009 and €390.5 million in 2010 for the previous financial year. Of 38.7 million shares repurchased between 2005 and 2008, Deutsche Börse cancelled a total of 28.6 million shares. A further 1.0 million shares were acquired by employees under the terms of the Deutsche Börse Group share plan. As at December 31, 2010, the remaining approximately 9.1 million shares were held by Deutsche Börse as treasury shares.

For 2010, Deutsche Börse has proposed to the annual general meeting that a dividend of €2.10 per share be paid for the last financial year compared to €2.10 for 2008 and 2009. Based on this proposal, the distribution ratio, adjusted for the cost of efficiency programs and the ISE impairment charges in 2010 and adjusted for the ISE impairment charge in 2009, would be 54% of net income in 2010, after 56% (similarly adjusted) in 2009 and 38% in 2008. For 185.9 million shares outstanding at March 31, 2011 carrying dividend rights, this would result in a total distribution of €390.7 million for 2010, after €390.5 million for 2009 and €390.2 million for 2008.

The number of shares eligible to receive a dividend may change until the Annual General Meeting to be held on May 12, 2011. In this case, the proposed dividend of €2.10 per share will be held constant and the proposed total distribution to be approved at the Annual General Meeting will be adjusted accordingly.

Debt Instruments of Deutsche Börse

Type	Issue volume	ISIN	Term	Maturity	Coupon p.a.	Listing
Fixed-rate bearer bond	€650 million	XS0353963225	five years	April 2013	5.00%	Luxembourg/ Frankfurt
Series A bond	$170 million	Private placement	seven years	June 2015	5.52%	Unlisted
Series B bond	$220 million	Private placement	ten years	June 2018	5.86%	Unlisted
Series C bond	$70 million	Private placement	12 years	June 2020	5.96%	Unlisted
Hybrid bond	€550 million	XS0369549570	30 years[1]	June 2038	7.50%[2]	Luxembourg/ Frankfurt

(1) Early termination right after five and ten years and in each year thereafter.
(2) Until June 2013: fixed-rate 7.50% per annum; from June 2013 to June 2018: fixed-rate mid swap plus 285 basis points; from June 2018: variable interest rate (euro interbank offered rate for twelve-month euro deposits (EURIBOR), plus an annual margin of 3.85%).

In April 2008, Deutsche Börse Group issued a senior benchmark bond in the amount of €500 million for the purpose of long-term financing of the ISE acquisition. This bond was increased by €150 million in June 2008 to the total amount of €650 million outstanding as of December 31, 2010. A further $460 million was issued in June 2008 (split into Series A of $170 million, Series B of $220 million, Series C of $70 million) as part of a private placement in the United States. Also in June 2008, Deutsche Börse issued hybrid bonds in the amount of €550 million, €93 million of which had been repaid by December 31, 2010.

Quantitative and Qualitative Disclosure of Financial Risk

For a general description of Deutsche Börse Group's risk management, please refer to the section "Business of Deutsche Börse Group and certain information about Deutsche Börse Group — Risk Management."

Financial risks arise at Deutsche Börse Group mainly in the form of credit risk. To a small extent Deutsche Börse Group is exposed to market price risk. Financial risks are quantified using the economic capital concept.

Credit Risks

Credit risks arise in Deutsche Börse Group from collateralized and uncollateralized cash investments, loans for setting securities transactions and other receivables and derivatives.

For a detailed overview of Deutsche Börse Group's financial instruments carrying amounts and collateral as at December 31, of each financial year, please refer to the table "Classification Financial Instruments" in Note 42 of the notes to the three-year consolidated financial statements included in the F-Pages of this document.

Cash investments

Deutsche Börse Group is exposed to credit risk in connection with the investment of cash funds. Deutsche Börse Group mitigates such risks by investing short-term funds to the extent possible on a collateralized basis (*e.g.*, via reverse repurchase agreements).

According to the treasury policy, only bonds with a minimum rating of AA– issued by governments, supranational institutions and banks are eligible as collateral. In the course of the financial crisis, eligibility criteria have been tightened to allow only government-issued or government-backed securities.

The fair value of securities received under reverse repurchase agreements was €13,078.2 million as at December 31, 2008, €7,708.2 million as at December 31, 2009 and €7,180.4 million as at December 31, 2010. The Clearstream subgroup is allowed to repledge securities received to central banks.

The fair value of securities received under reverse repurchase agreements repledged to central banks amounted to €2,937.0 million as at December 31, 2008, €2,914.6 million as at December 31, 2009 and €1,337.6 million as at December 31, 2010. The contract terms are based on recognized bilateral master agreements.

Uncollateralized cash investments are permitted only for counterparties with sound creditworthiness within the framework of defined counterparty credit limits or in the form of investments in money market funds as well as U.S. treasuries and municipal bonds with maturities of less than two years. The Clearstream subgroup assesses counterparty credit risk on the basis of an internal rating system. The remaining Deutsche Börse Group companies use external ratings available to them. Within the framework of previously defined counterparty credit limits, Deutsche Börse Group companies that do not have bank status can also invest cash with counterparties that are not externally rated, but instead are members of a deposit protection scheme. The corresponding counterparty limits are always well below the liability limits of the relevant protection scheme.

Part of the available-for-sale fixed-income securities and floating rate notes held by Clearstream are pledged to central banks to collateralize the settlement facility obtained. The fair value of pledged securities was €754.1 million as at December 31, 2008, €1,748.7 million as at December 31, 2009 and €2,879.6 million as at December 31, 2010.

Loans for settling securities transactions

Clearstream grants customers technical overdraft facilities to maximize settlement efficiency. These settlement facilities are subject to internal credit review procedures. They are revocable at the option of the Clearstream subgroup and are largely collateralized. Technical overdraft facilities amounted to €83.6 billion as at December 31, 2008, €93.7 billion as at December 31, 2009 and €101.2 billion as at December 31, 2010. Of this amount, €3.0 billion as at December 31, 2008, €2.8 billion as at December 31, 2009 and €3.0 billion as at December 31, 2010 were unsecured, whereby a large proportion relates to credit lines granted to central banks and other state-guaranteed institutions. Actual outstandings at the end of each business day generally represent a small fraction of the facilities and amounted to €722.3 million as at December 31, 2008, €405.7 million as at December 31, 2009 and €248.6 million as at December 31, 2010.

Clearstream also guarantees the risk resulting from the Automated Securities Fails Financing program it offers to its customers. However, this only applies when the risk is collateralized. In the absence of collateral, this risk is covered by third parties. Guarantees given under this program amounted to €538.4 million as at December 31, 2008, €750.7 million as at December 31, 2009 and €642.3 million as at December 31, 2010.

Under the ASLplus securities lending program, Clearstream Banking S.A. had securities borrowings from various counterparties totaling €6,179.1 million as at December 31, 2008, €17,595.5 million as at December 31, 2009 and €20,510.2 million as at December 31, 2010. These securities were fully lent to other counterparties. Collateral received by Clearstream Banking S.A. in connection with these loans amounted to €6,908.7 million as at December 31, 2008, €18,452.6 million as at December 31, 2009 and €21,279.6 million as at December 31, 2010.

Financial instruments of Eurex Clearing AG (central counterparty)

To safeguard Eurex Clearing AG against the risk of default by a clearing member, the clearing conditions require the clearing members to deposit margins in the form of cash or securities on a daily basis or an intraday basis in the amount stipulated by Eurex Clearing AG. Additional security mechanisms of Eurex Clearing AG are described in detail in Note 42 "Financial Risk Management" of the notes to the three-year consolidated financial statements included in this document.

The aggregate margin calls (after haircuts) based on the executed transactions was €54,054.5 million as at December 31, 2008, €36,240.1 million as at December 31, 2009 and €33,013.0 million as at December 31, 2010. Collateral in the amount of €64,794.4 million as at December 31, 2008, €47,987.7 million as at December 31, 2009 and €42,325.5 million as at December 31, 2010 was deposited.

Composition of Eurex Clearing AG's collateral	Collateral value as at December 31,			Fair value as at December 31,		
	2010	2009	2008	2010	2009	2008
	(in millions of euros)					
Cash collateral (cash deposits)	6,060.1	4,737.0	10,216.2	6,060.1	4,737.0	10,216.2
Securities and book-entry securities collateral	36,265.4	43,250.7	54,578.2	40,988.9	48,702.8	62,974.5
Total	**42,325.5**	**47,987.7**	**64,794.4**	**47,049.0**	**53,439.8**	**73,190.7**

There were also third-party bank guarantees for clearing members of Eurex Clearing AG amounting to €182.4 million and CHF15.3 million as at December 31, 2008, €122.5 million and CHF15.3 million as at December 31, 2009 and to €79.0 million and CHF15.3 million as at December 31, 2010.

Credit risk concentrations

Deutsche Börse Group's business model and the resulting business relationships with a large part of the financial sector mean that, as a rule, credit risk is concentrated on the financial sector. Potential concentrations of credit risk on individual counterparties are avoided by application of counterparty credit limits.

The regulatory requirements, such as those arising under the German ordinance governing large exposures and loans of €1.5 million or more (*Großkredit- und Millionenkreditverordnung*) in Germany and the corresponding rules in Luxembourg arising under the revised CSSF circular 06/273, are complied with. The German and Luxembourgish rules are based on the EU directives 2006/48/EC and 2006/49/EC (commonly known as CRD). The large exposures rules as laid down by the CRD have been revised by three directives in 2009 (commonly known as CRD II) and have been effective since December 31, 2010. The new rules are more prudent and have taken away in principle the preferred treatment of banks compared to other corporations and have tightened the rules on collateral (*e.g.*, introduced the same haircut rules as for solvency purposes). Deutsche Börse Group carries out VaR calculations in order to detect credit concentration risks. In 2010, no significant credit concentrations were assessed.

Market price risk

Market risk may arise in the form of interest rate or currency risk in the operating business when recognizing net revenues denominated in foreign currency, in connection with cash investments or borrowing as a result of fluctuations in interest rates and foreign exchange rates.

Foreign currency risks

Deutsche Börse Group avoids outstanding currency positions wherever possible. Customer deposits in foreign currencies are covered by items in the same currency. Revenue in foreign currencies is partly matched by costs in foreign currencies. Any residual currency risks in Deutsche Börse Group were largely hedged using forward foreign exchange transactions in 2010. This entailed selling planned currency positions at a price fixed in advance for delivery on the date of the expected cash inflows. Regular reviews ensure the effectiveness of these hedges.

As part of the annual planning, the treasury policy of Deutsche Börse Group is implemented in such a way that any net earnings exposure from currencies must be hedged through foreign exchange transactions, if the exposure exceeds 10% of consolidated EBIT. Foreign exchange exposures below 10% of consolidated EBIT may also be hedged.

During the year, actual foreign exchange exposure is monitored against the latest EBIT forecast. In case of an overstepping of the 10% threshold, the exceeding amount must be hedged.

In addition, the policy stipulates that intraperiod open foreign exchange positions are closed when they exceed €15.0 million. This policy was complied with as in the previous year; as at December 31, 2010, there were no significant net foreign exchange positions.

Currency risks in Deutsche Börse Group arise mainly from the operating results and balance sheet of ISE, which are denominated in U.S. dollars, plus that part of Clearstream's sales revenue and interest income less expenses which is directly or indirectly generated in U.S. dollars. ISE accounted for 19% in 2010, 25% in 2009 and 24% in 2008 of the Eurex segment's sales revenue. In addition, the Clearstream segment generated sales revenue and interest income directly or indirectly in U.S. dollars of 9% in 2010, of 9% in 2009 and 12% in 2008.

Eurex receives interest on intraday margin calls paid in U.S. dollars. These exposures are partially offset by operating costs incurred in U.S. dollars.

Acquisitions where payment of the purchase price results in currency risk are generally hedged.

Deutsche Börse Group has partially hedged its investment in ISE against foreign currency risks by issuing fixed-income U.S. dollar debt securities. The investment in ISE (hedged item) constitutes a net investment in a foreign operation. The U.S. dollar securities designated as hedging instruments for the net investment hedge were issued in a nominal amount of $460.0 million.

Interest rate risks

Interest rate risks arise further from debt financing of acquisitions. The acquisition of ISE was financed through senior and hybrid debt. Senior debt was issued in euros and U.S. dollars with tenures of five to twelve years and fixed coupons for the life of the instruments. The hybrid debt issue has a fixed coupon for the first five years to be refixed in case the instrument is not called.

Other risks

Equity price risks arise to a limited extent from contractual trust arrangements. In addition, there are equity price risks arising from strategic equity investments in other exchange operators.

Liquidity risk

Liquidity risk may arise from potential difficulties in renewing maturing financing, such as commercial paper and bilateral and syndicated credit facilities. In addition, required financing for unexpected events may cause liquidity risk. Most of Deutsche Börse Group's cash investments are short-term to ensure availability of liquidity, should the need arise.

The Deutsche Börse Group's liquidity risk is mainly concentrated in its financial institutions, Clearstream and Eurex Clearing.

Clearstream

Liquidity risk arises from potential difficulties to meet current and future cash flows and collateral needs in support of the settlement activities of Clearstream's customers. Liquidity risk is managed by matching the duration of investments and liabilities, restricting investments in potentially illiquid or volatile asset classes, authorizing the Clearstream subgroup to repledge securities received with central banks and maintaining sufficient financing facilities to overcome unexpected demands for liquidity.

Clearstream's current liabilities, including customer deposits, which are due on demand, are adequately covered by loans to banks and customers, which may be invested up to a maximum of six months, and by other debt instruments and fixed-income securities. The fixed-income securities are able to be pledged to central banks should the short-term need for additional liquidity arise.

	Amount as at December 31,		
	2010	2009	2008
	(in millions of euros)		
Current liabilities from banking business:			
Customer deposits	7,390.6	6,096.9	6,896.5
Money market borrowing	185.3	910.6	712.8
Other	246.1	213.5	307.0
	7,822.0	7,221.0	7,916.3
Receivables & securities from banking business:			
Loans to banks & customers	6,998.3	6,436.1	7,859.1
Money market instruments	0	272.0	147.2
Debt instruments	570.3	448.1	331.9
Other	16.7	36.2	89.8
Total current receivables and securities from banking business	**7,585.3**	**7,192.4**	**8,428.0**
Fixed-income securities	1,380,6	1,268.2	556.3
Other	175.0	200.0	200.0
Total noncurrent receivables and securities from banking business	**1,555.6**	**1,468.2**	**756.3**
Restricted bank balances of Clearstream	**121.6**	**4.1**	**144.0**

As at December 31, 2010, part of Clearstream's assets have been pledged to central banks as collateral for the settlement facility obtained. As at December 31, 2010, the fair value of pledged securities was €2,879.6 million.

Clearstream Banking SA, Luxembourg is required to maintain at the Banque Centrale du Luxembourg (Luxembourg Central Bank, "BCL") a cash balance based on liabilities other than amounts due to credit institutions subject to minimum reserve requirements. Therefore, balances with the BCL are reported as restricted. During 2010, on average, the minimum reserve requirement amounted to €93.5 million.

Similarly Clearstream Banking AG, Frankfurt, is also required to maintain at the Bundesbank a cash balance, and the corresponding balances are reported as restricted. During 2010, on average, the minimum reserve requirement amounted to €2.1 million.

As Clearstream's investment policy only allows investment in fixed-income securities with a credit rating of AA- or higher, it is expected that all such securities could be liquidated within a short time period without significant loss.

Remaining maturity of loans to banks and customers was as follows:

	Amount as at December 31,		
	2010	2009	2008
	(in millions of euros)		
- sight:	4,030.4	3,486.1	4,885.2
- not more than 3 months:	2,967.9	2,950.0	2,973.9

In addition to internal liquidity risk management tools, liquidity risk is monitored by the Luxembourg regulators via the "liquidity ratio" (monthly report) and the "daily liquidity report" (daily).

In Germany, for Clearstream Banking AG, liquidity risk is monitored on a monthly basis by the regulators via the "liquidity ratio".

Internal liquidity management rules are generally more stringent than regulatory requirements. As a result, compliance with the treasury policy warrants at any time compliance with regulatory rules.

Forthcoming Basel III regulations, and particularly the "liquidity coverage ratio" and the "net stable funding ratio" are currently being analyzed to determine their impact on the current treasury activities.

Eurex Clearing

Eurex Clearing AG aims to match the durations of received customer cash margins and investments. Its Treasury Policy governs that at least 60% of average cash margins over the preceding 20 business days must be invested with a tenor of one business day. Not more than 40% of average cash margins may be invested for up to one week, of which 10% may be invested with tenors of up to one month.

	Amount as at December 31,		
	2010	2009	2008
	(in millions of euros)		
Cash deposits by market participants	6,064.2	4,741.5	10,220.7
Restricted bank balances of Eurex Clearing	**6,064.2**	**4,741.5**	**10,220.7**
- due on sight	5,116.1	2,747.1	10,220.7
- due within one month	948.1	1,994.4	0

None of Eurex Clearing's cash balances are pledged. Eurex Clearing's investments are highly liquid, spread across a number of counterparties with a minimum credit rating of A- and are collateralized as far as possible by government debt with a minimum credit rating of AA-.

Unrestricted cash and bank balances

In order to meet its regular liquidity requirements, Deutsche Börse Group currently aims to maintain unrestricted cash and bank balances of at least €250 million at all times. Balances are largely invested secured with counterparties with a minimum credit rating of A-, backed with government debt with a minimum credit rating of AA-.

	Amount as at December 31,		
	2010	2009	2008
	(in millions of euros)		
Unrestricted cash and bank balances	797.1	559.7	482.8

Contractually Agreed Credit Lines and Other Financing Facilities

In addition to the liquid assets available on its balance sheet, Deutsche Börse Group has access to additional liquidity though the following contractually agreed credit lines and commercial paper facilities.

Contractually agreed credit lines				Amount as at December 31,		
	Purpose of credit line		Currency	2010	2009	2008
Company				(in millions of euros)		
Deutsche Börse	working capital[(1)] -interday		€	605.0	605.0	405.0
Eurex Clearing AG	settlement	-interday	€	670.0	370.0	370.0
	settlement	-interday	€	700.0	700.0	700.0
	settlement	-interday	CHF	200.0	200.0	200.0
Clearstream Banking S.A.	working capital[(1)] -interday		$	1,000.0	1,000.0	1,000.0

Notes:

(1) €400.0 million of Deutsche Börse's working capital credit line is a sub credit line of Clearstream Banking S.A.'s $1.0 billion working capital credit line.

Clearstream Banking S.A. has a bank guarantee (letter of credit) in favor of Euroclear Bank S.A./N.V. issued by an international consortium to secure daily deliveries of securities between Euroclear and Clearstream. This guarantee amounted to $3.0 billion as at December 31, 2010 (2009: $3.0 billion, 2008: $5.6 billion). Euroclear Bank S.A./N.V. has also issued a corresponding guarantee in favor of Clearstream Banking S.A. Furthermore, Eurex Clearing AG holds a credit facility of $2.1 billion granted by Euroclear Bank S.A./N.V. in order to increase the settlement efficiency.

A commercial paper program offers Deutsche Börse an opportunity for flexible, short-term financing, involving a total facility of €2.5 billion in various currencies. As at December 31, 2010, there was no outstanding commercial paper compared to €100.0 million as at December 31, 2009 and €202.0 million at December 31, 2008.

Clearstream Banking S.A. also has a commercial paper program with a program limit of €1.0 billion, which is used to provide additional short-term liquidity. As at December 31, 2010, commercial paper with a nominal value of €202.4 million had been issued compared to €180.0 million and €35.0 million as at December 31, 2009 and 2008, respectively.

Credit Ratings

As in the previous year, Standard & Poor's assessed Deutsche Börse's long-term credit rating at AA as at December 31, 2010. Deutsche Börse's commercial paper program was awarded by Standard & Poor's the short-term rating of A–1+ in 2010.

The long-term credit ratings by Fitch and Standard & Poor's for Clearstream Banking S.A. also remained unchanged in 2010 at AA. Clearstream Banking S.A.'s commercial paper program was rated F1+ by Fitch and A–1+ by Standard & Poor's in 2009 and 2010.

The Standard & Poor's ratings have been conducted by Standard & Poor's Credit Market Services France SAS, 40 rue de Courcelles, 75008 Paris, France, which has applied for registration as rating agency pursuant to EU Regulation 1060/2006, but has not yet received a confirmation about its registration.

The Fitch ratings have been conducted by Fitch Rating Ltd, 30 North Colonnade, London, E14 5GN, England, which has applied for registration as rating agency pursuant to EU Regulation 1060/2006, but has not yet received a confirmation about its registration.

Critical Accounting Policies and Estimates

For a detailed overview of Deutsche Börse Group's accounting policies please refer to Note 3 of the notes to the three-year consolidated financial statements included in this document.

Key Sources of Estimation Uncertainty and Management Judgments

The application of accounting policies, presentation of assets and liabilities and recognition of income and expenses requires the executive board to make certain judgments and estimates. Adjustments in this context are taken into account in the period the change was made as well as in subsequent periods, where necessary.

Note 14 of the notes to the three-year consolidated financial statements included in this document contains information on the assumptions applied in performing annual impairment tests on goodwill and intangible assets with an indefinite useful life. In each case, the respective business plans serve as the basis for determining any impairment. These plans contain projections of the future financial performance of the cash-generating units or groups of cash-generating units. If their actual financial performance fails to meet these expectations, corresponding adjustments may be necessary.

Accounting for provisions for pensions and similar obligations requires the application of certain actuarial assumptions (*e.g*., discount rate, staff turnover rate) so as to estimate their carrying amounts. Note 25 of the notes to the three-year consolidated financial statements included in this document shows the present value of the obligations at each balance sheet date. These assumptions may fluctuate considerably, for example because of changes in the macroeconomic environment, and may thus materially affect provisions already recognized. However, this effect is mitigated by application of the corridor method.

Deutsche Börse or its group companies are subject to litigation. Such litigation may lead to orders to pay against the entities of Deutsche Börse Group. If it is more likely than not that an outflow of resources will occur, a provision will be recognized based on an estimate of the most probable amount necessary to settle the obligation. Management judgment includes the determination whether there is a possible obligation from past events, the evaluation of the probability that an outflow will occur and the estimation of the potential amount. As the outcome of litigation is usually uncertain, the judgment is reviewed continuously.

Note 45 of the notes to the three-year consolidated financial statements included in this document contains disclosures on the valuation model used for the stock options. Where the estimates of the valuation parameters originally applied differ from the actual values available when the options are exercised, adjustments are necessary; such adjustments are recognized in the consolidated income statement for the period if they relate to cash-settled share-based payment transactions.

In addition, the probable utilization applied when establishing provisions for expected losses from rental agreements is estimated, see note 27 of the notes to the three-year consolidated financial statements included in this document. In the creation of personnel-related restructuring provisions, certain assumptions were made with regard to, for example, fluctuation rate, discount rate and salary trends. Should the actual values deviate from these assumptions, adjustments may be necessary.

Revenue Recognition

Trading, clearing and settlement fees are recognized on the trade day and billed on a monthly basis. Custody revenue and revenue for systems development and systems operation are generally recognized ratably and billed on a monthly basis. Sales of price information are billed on a monthly basis. Fees charged to trading participants in connection with International Securities Exchange, LLC's expenses for supervision by the U.S. Securities and Exchange Commission are recognized at the settlement date.

International Securities Exchange, LLC earns market data revenue from the sale of trade and quote information on options through the Options Price Reporting Authority, LLC (OPRA, the regulatory authority

responsible for distributing market data revenues among the U.S. options exchanges). Pursuant to SEC regulations, U.S. exchanges are required to report trade and quote information to OPRA. International Securities Exchange, LLC earns a portion of the income of the U.S. option exchange association based on its share of eligible trades for option securities. Revenue is recorded as transactions occur on a trade date basis and is collected quarterly.

As a rule, sales allowances are deducted from sales revenue. They are recognized as an expense under volume-related costs to the extent that they exceed the associated sales revenue. The item also comprises expenses that depend on the number of certain trade or settlement transactions, the custody volume, or the Global Securities Financing volume, or that result from revenue sharing agreements.

Impairment Testing

In accordance with IAS 36, noncurrent non-financial assets are tested for impairment. At least at each balance sheet date, Deutsche Börse Group assesses whether there is any indication that an asset may be impaired. In this case, the carrying amount is compared with the recoverable amount (the higher of value in use and fair value less costs to sell) to determine the amount of any potential impairment. The value in use is estimated on the basis of the discounted estimated future cash flows from continuing use of the asset and from its ultimate disposal, before taxes. For this purpose, discount rates are estimated based on the prevailing pre-tax weighted average cost of capital. If no recoverable amount can be determined for an asset, it is allocated to a cash-generating unit, for which the recoverable amount is calculated.

Irrespective of any indications of impairment, intangible assets with indefinite useful lives and intangible assets not yet available for use must be tested for impairment annually. If the estimated recoverable amount is lower than the carrying amount, an impairment loss is recognized, and the net book value of the asset is reduced to its estimated recoverable amount.

Goodwill is allocated to identifiable groups of assets (cash-generating units) or groups of cash-generating units that create synergies from the respective acquisition. This corresponds to the lowest level at which Deutsche Börse Group monitors goodwill. An impairment loss is recognized if the carrying amount of the cash-generating unit to which goodwill is allocated (including the carrying amount of this goodwill) is higher than the recoverable amount of this group of assets. The impairment loss is first allocated to the goodwill, then to the other assets in proportion to their carrying amounts.

A review is conducted at every balance sheet date to see whether there is any indication that an impairment loss recognized on noncurrent assets (excluding goodwill) in the previous period no longer applies. If this is the case, the carrying amount of the asset is increased and the difference is recognized in profit or loss. The maximum amount of this reversal is limited to the carrying amount that would have resulted if no impairment loss had been recognized in previous periods. In accordance with IAS 36, impairment losses on goodwill are not reversed.

The assumptions applied in performing annual impairment tests on goodwill and intangible assets with an indefinite useful life require judgment. In each case, the respective business plans serve as the basis for determining any impairment. These plans contain projections of the future financial performance of the cash-generating units or groups of cash-generating units. If their actual financial performance fails to meet these expectations, corresponding adjustments may be necessary.

Income Taxes

Deferred tax assets and liabilities are computed using the balance sheet approach in accordance with IAS 12. The deferred tax calculation is based on temporary differences between the carrying amounts in the tax accounts and the carrying amounts in the IFRS financial statements that lead to a future tax liability or benefit when assets are used or sold or liabilities are settled. Deferred taxes are only recognised on differences resulting from the recognition of goodwill, if the goodwill in question was acquired externally.

The deferred tax assets or liabilities are measured using the tax rates that are currently expected to apply when the temporary differences reverse, based on tax rates that have been enacted or substantively enacted by the reporting date. Deferred tax assets are recognized for the carry forward of unused tax losses only to the extent that it is probable that future taxable profit will be available. Deferred tax assets and deferred tax liabilities are offset where a legally enforceable right to set off current tax assets against current tax liabilities exists and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

Impairment of Financial Assets

Financial assets that are not measured at fair value through profit or loss are reviewed at each balance sheet date to establish whether there is any indication of impairment.

The criteria that Deutsche Börse Group uses to determine that there is objective evidence of an impairment loss include:

(a) significant financial difficulty of the debtor;

(b) a breach of contract;

(c) concessions by other creditors to the debtor, which they would not consider if the debtor did not have financial difficulties, irrespective of the reasons;

(d) it becomes probable that the debtor will enter bankruptcy or other financial reorganization;

(e) the disappearance of an active market for that financial asset because of financial difficulties;

(f) observable data indicating that there is a measurable decrease in the estimated future cash flows e.g. national or regional conditions correlate with defaults; and

(g) downgrading of the debtor by rating agencies.

The amount of an impairment loss for a financial asset measured at amortized cost is the difference between the carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. A subsequent reversal is recognized at a maximum at the carrying amount that would have resulted if no impairment loss had been recognized.

The amount of an impairment loss for a financial asset (non-listed equity instrument) measured at cost is the difference between the carrying amount and the present value of the estimated future cash flows, discounted at a current market interest rate. Subsequent reversal is not permitted.

In the case of available-for-sale financial assets, the impairment loss is calculated as the difference between cost and fair value. Any reduction in fair value already recognized in equity is reclassified to profit or loss upon determination of the impairment loss. A subsequent reversal may only be recognized for debt instruments if the reason for the original impairment loss no longer applies.

Summary disclosures about contractual obligations

The table below summarizes Deutsche Börse Group's debt, future minimum lease obligations on its operating leases and other commitments as of December 31, 2010 (in millions of euros):

(in millions of euros)	2011	2012	2013	2014	2015	2016 and beyond.	Total
Financial obligations	84.6	22.7	12.0	7.8	7.3	8.7	143.1
Minimum lease obligations on its operating leases	75.4	63.8	46.7	42.8	40.8	223.7	493.2
Obligations regarding interest	87.5	107.9	87.2	20.3	16.6	38.2	357.7
Payment obligations for debt	3.7	3.7	1,110.7	0.0	130.0	215.0	1,463.2
Sum	**251.2**	**198.1**	**1,256.6**	**70.9**	**194.8**	**485.6**	**2,457.3**

Deutsche Börse completed an investment protection agreement with SIX Group AG. If SIX Group AG reduces its indirect share in the profit of Eurex companies, the agreement obligates Deutsche Börse to make a compensatory payment to SIX Group AG for the reduction of the indirect share in International Securities Exchange Holdings, Inc.

In connection with the cooperation agreement between SIX Swiss Exchange AG and Deutsche Börse with regard to both parties' participation in Scoach Holding S.A., Deutsche Börse has the right and the obligation, at the end of the cooperation after expiration of the term or termination of the agreement, to retain the holding company as sole shareholder. This obligation results in a contingent liability for Deutsche Börse to SIX Swiss Exchange AG to acquire the shares SIX Swiss Exchange AG holds in the holding company without fair value being measured. In addition, Deutsche Börse has to make a compensation payment if the net financial liabilities and assets surplus to business requirements of Scoach Schweiz AG, which was allocated to SIX Group, and of Scoach Europa AG, which was allocated to Deutsche Börse Group, are not of equal value.

Eurex Zürich AG and Landesbank Baden-Württemberg (which is referred to in this document as "LBBW") entered into an agreement on December 23, 2010 for the acquisition by Eurex Zürich AG of the shares held to date by LBBW in EEX. The shares are to be transferred to Eurex Zürich AG at a price of €7.15 per share plus a premium of €0.60, if this results in a majority shareholding by Eurex Zürich AG. If Eurex Zürich AG were to acquire all the shares of LBBW, the maximum purchase price of the shares would be €71.3 million. However, according to the pre-emptive rights specified in the consortium agreement, LBBW is obliged to offer its shares to other shareholders of EEX on a pro-rata basis. On February 23, 2011, Deutsche Börse Group announced that Eurex Zürich AG will become the new majority shareholder in EEX. On March 31, 2011 Eurex Zürich AG announced that its shareholding in EEX will increase from 35.23% to 56.14%. Now that the transaction has been approved by the relevant supervisory bodies, including the EEX supervisory board, all of the conditions for the immediate execution of the transaction have been fulfilled. The transaction was closed on April 12, 2011.

Finance Leases

In 2008 and 2009 finance leases related to IT hardware components that were used operationally in Deutsche Börse Group and were not subleased. Deutsche Börse did not make use of any finance leases in 2010.

The following table shows minimum lease payments from finance leases as at December 31, 2010, 2009 and 2008.

Minimum lease payments (IFRS)	December 31,		
	2010	2009	2008
	(in millions of euros)		
Up to one year	0	0.6	0.2
One to five years	0	0	0.6
Total	**0**	**0.6**	**0.8**
Discount	0	(0.1)	(0.1)
Present value of minimum lease payments	**0**	**0.5**	**0.7**

No contingent rent is provided for under the terms of the leases. The corresponding agreements do not contain any escalation clauses.

Operating Leases (as lessee)

In addition to finance leases, Deutsche Börse Group has also entered into leases that must be classified as operating leases on the basis of their economic substance; this means that the leased asset is allocated to the lessor. These leases relate mainly to buildings, IT hardware and software. Deutsche Börse Group uses operating

leases primarily for the new office building in Eschborn, which Deutsche Börse Group moved into in the second half of 2010, and for the buildings used by Clearstream International S.A. and Clearstream International S.A.'s affiliates in Luxembourg.

The following table shows minimum lease payments from operating leases as at December 31, 2010, 2009 and 2008.

Minimum lease payments from operating leases (IFRS)	December 31,		
	2010	2009	2008
	(in millions of euros)		
Up to 1 year	75.4	72.1	73.3
1 to 5 years	194.1	190.7	146.6
More than 5 years	223.7	207.9	118.6
Total	**493.2**	**470.7**	**338.5**

In 2010 €71.1 million in minimum lease payments was recognized as an expense, compared to €79.3 million in 2009 and €72.2 million in 2008.

Operating leases for buildings, some of which are sublet, have terms between one and 15 years. They usually terminate automatically when the lease expires. Deutsche Börse Group has options to extend some leases.

Rental income expected from sublease contracts (IFRS)	December 31,		
	2010	2009	2008
	(in millions of euros)		
Up to 1 year	2.1	2.9	4.9
1 to 5 years	0.6	0.9	2.8
Total	**2.7**	**3.8**	**7.7**

Off-balance Sheet Arrangements

Under the Automated Securities Fails Financing program, Clearstream customers are able to borrow securities in order to fulfill their delivery commitments, thereby avoiding settlement failures and increasing settlement efficiency. Clearstream acts as a guarantor in such transactions to the extent that they are collateralized. In addition, Clearstream Banking S.A. manages an active lending program, known as ASLplus, by which Clearstream borrows securities from various counterparties in order to lend them to other counterparties. This enables the lenders to reduce their custody fees and to earn collateral lending fees, while borrowers gain increased trading opportunities. The ASLplus transactions are matched and fully collateralized. IAS 39 foresees that securities lending transactions should not be recognized in the balance sheet. Consequently, ASLplus outstanding balances are not recognized on-balance sheet. However, in accordance with IFRS 7, they are disclosed in the notes to Deutsche Börse Group's financial statements.

Clearstream earned €68.1 million in 2010 (2009: €68.6 million; 2008: €83.5 million) from its Global Securities Financing business, which includes collateral lending fees from the Automated Securities Fails and ASLplus programs. Neither Clearstream nor the Deutsche Börse Group use these programs for liquidity, capital or risk support purposes.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in accountants or disagreements with accountants on accounting and financial disclosure during the last two financial years.

Results of operations, financial position and net assets as of 1st Quarter 2011

The following discussion and analysis of the results of operations, financial position and net assets of Deutsche Börse should be read in conjunction with the unaudited condensed consolidated interim financial statement of Deutsche Börse for the quarter ending on March 31, 2011, which has been prepared in accordance with IFRS and is included in this document. The information contained in this section has been taken from the unaudited condensed consolidated interim financial statement of Deutsche Börse for this quarter ending on March 31, 2011 and is therefore unaudited.

Results of operations

In principle, the drivers of Deutsche Börse's business activities developed positively in the first quarter of 2011. In addition, the natural disaster in Japan and political unrest in Northern Africa and the Middle East led to a higher volatility of the markets and caused market participants to hedge against risks by restructuring their portfolios on short notice. As a result, sales revenue grew in the Xetra and Eurex trading segments in the first quarter of 2011. Business development in the other segments was also positive. The steady growth of post-trade services in the Clearstream segment continued the trend of the previous year, and the Market Data & Analytics segment further increased its sales of data products in the market data and information business. Overall, Deutsche Börse Group's sales revenue rose by 8 percent year-on-year to €558.6 million (Q1/2010: €519.2 million). Net interest income from banking business generated in the Clearstream segment recovered significantly, growing by 46 percent to €16.1 million (Q1/2010: €11.0 million). Although interest rates were still low in the first quarter of 2011, customer cash balances were significantly higher than in the prior-year quarter.

Total costs amounted to €271.3 million in the first quarter, a year-on-year decline of 9 percent (Q1/2010: €298.8 million). While volume-related costs increased slightly to €56.7 million (Q1/2010: €54.0 million), operating costs fell by 12 percent to €214.6 million (Q1/2010: €244.8 million). The decline in the operating costs that the Group can control was primarily driven by three factors, which are also reflected in the costs of the individual operating segments:

- The efficiency measures launched in 2010 were successful more rapidly than originally planned and thus contributed favourably to staff costs and non-personnel costs in the first quarter of 2011.

- Depreciation and amortisation expenses decreased compared with the prior-year quarter partly due to impairment losses relating to intangible assets in 2010.

- Non-recurring costs in the first quarter of 2011 fell to €13.6 million (Q1/2010: €27.8 million). They are composed of costs for efficiency programmes of €3.4 million (Q1/2010: €27.8 million) and expenses for the planned merger with NYSE Euronext amounting to €10.2 million (Q1/2010: nil).

The result from equity investments increased significantly year-on-year to €4.6 million (Q1/2010: €1.7 million). It is generated primarily by Scoach Holding S.A., Direct Edge Holdings, LLC and European Energy Exchange AG.

Driven by higher sales revenue combined with lower costs, EBIT rose significantly by 29 percent to €316.3 million (Q1/2010: €245.6 million).

The Group's financial result for the first quarter of 2011 was €–19.8 million (Q1/2010: €–22.9 million) and reflects in particular the interest expense from financing the acquisition of International Securities Exchange (ISE).

Following the completion of the relocation of the Group headquarters to Eschborn, the effective Group tax rate fell again, to 26.0 percent in the first quarter of 2011 (Q1/2010: 27.0 percent).

Net income for the first quarter of 2011 rose by 36 percent to €212.8 million (Q1/2010: €156.9 million). Basic earnings per share, based on a weighted average of 186.0 million shares outstanding, rose to €1.14 in the first quarter of 2011 (Q1/2010: €0.84 for 185.9 million shares outstanding).

Outlook on the operating efficiency programme

To prepare timely for structural change in financial markets and for changing customer requirements as well as in response to the uncertain market environment, Deutsche Börse AG's Executive Board adopted measures in the first quarter of 2010 to optimise operational processes and cost structures. To this end, Deutsche Börse resolved to reassign operating functions across the Group's locations, further harmonise the IT infrastructure, trim down its management structure, and to intensify the focus on its core activities.

This programme significantly enhances Deutsche Börse Group's cost efficiency. As the ongoing efficiency measures are expected to be implemented faster than planned, the annual savings of around €150 million – originally targeted for 2013 — are expected to be achieved starting in 2012. For 2011, Deutsche Börse Group now expects a savings volume of around €115 million, rather than the cost efficiency gains of €85 million planned initially.

As rigorous cost discipline was maintained in the first quarter of 2011 and the implementation of the efficiency measures has accelerated, Deutsche Börse has reduced its guidance for operating costs in 2011 by around €35 million to an expected €890 million, before the costs of efficiency programmes described above and the costs of the proposed merger with NYSE Euronext.

Xetra segment

In the quarter under review, Xetra's sales revenue rose by 12 percent year-on-year to €73.0 million (Q1/2010: €65 million)

Trading activity increased significantly in January and February. On several days in March, it even reached new highs as market participants restructured their portfolios in a secure, transparent market in light of the sharp rise in volatility. Accordingly, the trading volumes by institutional and private investors on Xetra® and in floor trading increased year-on-year. The number of electronic transactions in Xetra trading was up by 36 percent in the first quarter of 2011 to 59.5 million (Q1/2010: 43.8 million). The trading volume also showed a double-digit increase in the first quarter, rising by 21 percent to €361.3 billion (Q1/2010: €299.1 billion). By contrast, the average value of a Xetra transaction declined slightly to €12.1 thousand in the first quarter (Q1/2010: €13.7 thousand).

The following table shows key indicators of the Xetra Segment for Q1 2011 and 2010 (IFRS unaudited).

Trading volume (order book turnover, single-counted) (IFRS, unaudited)	Q1/2011 €bn	Q1/2010 €bn	Change %
Xetra	361.3	299.1	21
Floor[1]	17.4	16.4	6
Tradegate	8.1	3.7	119
Transactions	million	million	%
Xetra	59.5	43.8	36

(1) Excluding certificates and warrants.

Besides institutional investors, who primarily use Xetra, trading activity also increased again among private investors compared with the prior-year quarter. The floor-traded volume at the Frankfurt Stock Exchange grew by 6 percent in the first quarter of 2011 to €17.4 billion (Q1/2010: €16.4 billion). There was an even sharper increase in trading volumes at Tradegate Exchange, the Berlin-based trading venue for private investors operated by a company in which Deutsche Börse has held a majority interest since the beginning of January 2010. In the first quarter of 2011, Tradegate Exchange generated a trading volume of €8.1 billion. This represents an increase of 119 percent and is due primarily to success in connecting new intermediaries for private investors. However, in terms of order book turnover, the leading German platform for private investors is still the trading floor of the Frankfurt Stock Exchange, which is to be retained even after its switch to Xetra (see below). Deutsche Börse aims to further expand its cash market business in other European countries by leveraging the strength of its international distribution network in order to attract new participants and connect them via the existing data lines.

As a result of higher sales revenue and lower costs, also on a segment level, EBIT increased significantly by 47 percent to €38.4 million (Q1/2010: €26.2 million).

Breakdown of sales revenue in the Xetra segment (IFRS, unaudited)	Q1/2011		Q1/2010	
	(in million of euro)	% of total	(in million of euro)	% of total
Xetra electronic trading system	29.7	41%	25.7	40%
Central counterpary for equities	11.8	16%	10.9	17%
Floor Trading	7.4	10%	6.0	9%
Connectivity	5.4	7%	5.0	8%
Other	18.7	26%	17.4	27%
	73.0	100%	65.0	101%

Eurex segment

In the quarter under review, Eurex' sales revenue rose by 8 percent year-on-year to €230.0 million (Q1/2010: €213.8 million)

In the first quarter of 2011, the Eurex segment increased the volume of contracts for its European products year-on-year. Trading volumes for European futures and options were up by a total of 8 percent on the previous year at 489.8 million contracts (Q1/2010: 452.8 million). Trading volumes on the International Securities Exchange (ISE) were slightly down on the prior-year quarter at 197.6 million (Q1/2010: 199.2 million). Overall, 687.4 million contracts were traded on Deutsche Börse Group's derivatives exchanges, a year-on-year increase of 5 percent (Q1/2010: 652.0 million).

European index derivatives were the highest-volume product group by revenue. The noticeable growth in Eurex transactions is due, among other things, to the increased use of exchange-traded and centrally cleared derivatives in the current market environment, which was characterised by heightened volatility in the first quarter. They recorded a 7 percent rise to 214.8 million contracts (Q1/2010: 200.0 million). The highest-volume products in this segment were derivatives on the EURO STOXX 50 with 174.4 million contracts traded (Q1/2010: 159.4 million).

The volume of contracts generated by European equity derivatives held steady year-on-year at 107.4 million (Q1/2010: 105.9 million). Trading in single-stock futures rose by 15 percent to 22.9 million contracts (Q1/2010: 20.0 million), while trading in equity options declined to 84.5 million contracts (Q1/2010: 85.8 million).

Among the recently introduced asset classes, dividend derivatives continue to enjoy growth: 1.5 million traded contracts in the first quarter of 2011 mean a year-on-year increase of 25 percent (Q1/2010: 1.2 million). The sales revenue generated by dividend derivatives is recognised partly as index derivatives sales revenue and partly as equity derivatives sales revenue.

Due to changes in trading participants' expectations with regard to inflation and interest rate levels, European interest rate derivatives grew by 14 percent to 165.6 million contracts (Q1/2010: 145.6 million). In particular, derivatives on two-year interest rates, such as Euro-Schatz futures and options, benefited from more volatile trading in fixed-income products.

Due to competition with several other trading platforms, ISE trading volume in US options declined year-on-year. In the first quarter of 2011, the number of contracts amounted to 197.6 million (Q1/2010: 199.2 million).

Despite the slight decrease in trading volumes, sales revenue in US options rose in the first quarter 2011. This increase is mainly due to a new pricing model. Its maker-taker component includes payments for providers

of liquidity which are not to be netted against sales revenue but are reported separately as volume-related costs. On an overall basis, effects of higher sales revenue and higher costs do not have any impact on the consolidated income statement. In the medium term, ISE trading volumes could be positively impacted by the fact that ISE gained approval from the SEC on 24 February 2011 for institutional crossing orders. ISE had been forced to discontinue this type of order in the second half of 2009 on the SEC's instructions. ISE will now step up efforts to win back the crossing business that has migrated to floor-based exchanges in the interim.

	Q1/2011	Q1/2010	Change
Contract volumes in the derivatives markets (IFRS unaudited)	million contracts	million contracts	%
European equity index derivatives[1]	216.0	201.0	7
European equity derivatives[1]	107.7	106.1	2
European interest rate derivatives	165.6	145.6	14
Total European derivatives (Eurex)[2]	**489.8**	**452.8**	**8**
US options (ISE)	197.6	199.2	(1)
Total Eurex and ISE	**687.4**	**652.0**	**5**

(1) Dividend derivatives have been allocated to the equity index and equity derivatives.

(2) The total shown does not equal the sum of the individual figures as it includes other traded derivatives such as ETF, volatility, agricultural, precious metals and emission derivatives.

	Q1/2011		Q1/2010	
Breakdown of sales revenue in the Eurex segment (IFRS, unaudited)	(in million of euro)	% of total	(in million of euro)	% of total
European index derivatives	98.4	43%	94.7	44%
European interest rate derivatives	50.9	22%	46.4	22%
European equity derivatives	10.9	5%	10.9	5%
US options	33.4	14%	28.7	13%
Other	36.4	16%	33.1	15%
	230.0	100%	213.8	99%

The sharp increase in EBIT by 18 percent to €139.7 million is attributable to lower operating costs and a simultaneous increase in sales revenue (Q1/2010: €118.8 million).

On 1 February 2011, Eurex introduced a new pricing model. The principal goal is to further increase the attractiveness of the Eurex marketplace by offering incentives for market quality and volume contribution as well as fee reductions in a number of key products. On aggregate, Eurex participants will benefit from approximately €20 million in lower fees annually based on 2010 volume figures. Due to the expected growth in trading activity as a result of the new pricing model, Eurex estimates a largely neutral effect on sales revenue.

Clearstream segment

In the quarter under review, Clearstream's sales revenue rose in almost all business areas, partly due to the more favourable market conditions and partly due to the market success of new services. Sales revenue grew by 5 percent year-on-year to €198.1 million (Q1/2010: €187.9 million).

In the custody business, the average value of assets under custody in the first quarter 2011 increased by 6 percent year-on-year to €11.3 trillion (Q1/2010: €10.7 trillion). The value of both international securities and domestic securities under custody rose. Due to continuing organic growth in its international bond business and gains in market share, Clearstream increased the average value of assets under custody by 5 percent to €5.9 trillion (Q1/2010: €5.7 trillion). The average value of domestic securities deposited rose by 8 percent to €5.4 trillion (Q1/2010: €5.0 trillion). This custody volume is mainly determined by the market value of shares,

funds and structured products traded on the German cash market, which grew in the period under review. As a result of these positive developments, sales revenue in the custody business in 2011 was up 2 percent to €111.9 million (Q1/2010: €109.7 million). The difference to the growth of business figures is due to the product mix and customer consolidation.

In the first quarter of 2011, the number of settlement transactions processed by Clearstream saw a double-digit increase by 22 percent to 34.1 million (Q1/2010: 27.9 million). This growth in the volume of settlement transactions is due to trading activity of market participants, which has picked up in the first quarter of 2011. International transactions grew by 14 percent to 10.4 million (Q1/2010: 9.1 million). Of these transactions, 71 percent were OTC transactions and 29 percent were stock exchange transactions. The number of settled transactions in the stock-exchange business, however, grew faster (plus 31 percent year-on-year) than in the OTC business (plus 10 percent year-on-year). In the domestic German market, settlement transactions increased by 26 percent to 23.7 million (Q1/2010: 18.8 million). Here, the distribution of stock-exchange and OTC business is the other way around: 68 percent were stock-exchange transactions and 32 percent OTC transactions. But as in the international business, stock-exchange transactions grew stronger (plus 31 percent) than OTC transactions (plus 14 percent) in the period under review, primarily as a result of the once again higher trading activity of German retail investors. Sales revenue in the settlement business increased by 12 percent to €32.9 million (Q1/2010: €29.4 million) in the first quarter of 2011. The difference to business growth is basically due to the lower share of transactions settled on higher-priced external links as well as to higher rebates conceded to customers.

The success of Investment Funds Services also contributed to the growth in the custody and settlement business. In the year under review, Clearstream processed 1.5 million transactions, a 25 percent increase over the previous year (Q1/2010: 1.2 million). The assets held under custody in Investment Funds Services reached an all-time high of €219.2 billion in Q1/2011, a 30 percent increase year-on-year (Q1/2010: €168.4 billion).

In the Global Securities Financing (GSF) business, the average outstandings also showed growth. In the past quarter, monthly average outstandings amounted to €543.0 billion (Q1/2010: €490.8 billion), an increase of 11 percent compared with the average outstandings of the previous year. This rise reflects the growing importance of secured financing, the continued migration of collateral towards central international liquidity pools as well as a general improvement in overall market conditions from the second half of 2010 on. Collateral management services significantly contributed to sales revenue and the increase in outstandings. The GC Pooling service, for example, offered in cooperation with Eurex, continued to grow outstandings by 17 percent, reaching a daily average of €93.4 billion for Q1/2011 (Q1/2010: €79.7 billion). As a result of these improved market conditions, sales revenue in the GSF business increased by 20 percent to €18.0 million in the period under review (Q1/2010: €15.0 million), mainly because of substantial volume growth in the securities lending products with higher margins (especially ASL) as well as in the collateral services (mainly TCMS).

Average customer cash deposits rose year-on-year by 38 percent to €8.1 billion (Q1/2010: €5.9 billion). As a result of significantly higher average daily cash balances, net interest income from Clearstream's banking business increased by 46 percent to €16.1 million (Q1/2010: €11.0 million).

In addition, Clearstream slightly increased its other sales revenue to €35.3 million (Q1/2010: €33.8 million). Lower IT revenue was compensated by higher connectivity revenue and a one-off fee for the development of the link to CETIP, Brazil's leading central depository. Thanks to this link, CETIP's clients have access to Clearstream's collateral management services in their own time zone.

The following table shows key indicators of the Clearstream segment for Q1 2011 and 2010 (IFRS, unaudited).

	Q1/2011	Q1/2010	Change
Custody	**€bn**	**€bn**	**%**
Value of securities deposited (average value)	11,333	10,680	6
international	5,949	5,684	5
domestic	5,384	4,996	8
Settlement	**million**	**million**	**%**
Securities transactions	34.1	27.9	22
international	10.4	9.1	14
domestic	23.7	18.8	26
Global Securities Financing	**€bn**	**€bn**	**%**
Outstanding volume (average value)	543.0	490.8	11
Average daily cash balances	**€million**	**€million**	**%**
Total	8,111	5,865	38
euros	2,245	2,000	12
US dollars	4,177	2,691	55
other currencies	1,689	1,174	44

The significant rise in EBIT by 43 percent to €100.6 million (Q1/2010: €70.6 million) is mainly attributable to lower costs and at the same time higher sales revenue and higher net interest income.

Breakdown of sales revenue in the Clearstream segment (IFRS, unaudited)	Q1/2011		Q1/2010	
	(in million of euro)	% of total	(in million of euro)	% of total
Custody	111.9	56%	109.7	58%
Settlement	32.9	17%	29.4	16%
Global Securities Financing	18.0	9%	15.0	8%
Other	35.3	18%	33.8	18%
	198.1	100%	187.9	100%

Market Data & Analytics segment

In the quarter under review Market Data & Analytics' sales revenue rose by 10 percent year-on-year to €57.5 million (Q1/2010: €52.5 million)

Like the Xetra and Eurex trading segments, the Market Data & Analytics segment also performed well in the first quarter of 2011. This was due in particular to the success of the index business as well as to new data products.

As in the other segments, higher sales revenue and at the same time lower costs result in a significant rise in EBIT by 25 percent to €37.6 million (Q1/2010: €30.0 million).

Financial position

Cash flow

Deutsche Börse Group generated cash flow from operating activities of €68.3 million in the first quarter of 2011 (Q1/2010: €300.7 million). The decrease results primarily from a payment of income taxes at Clearstream fully provisioned in previous years and thus with no impact on the consolidated income statement. Furthermore, the termination of a financial loss liability insurance policy in the fourth quarter of 2009 had a positive effect on cash flows in the first quarter of 2010. In detail, the changes in operating cash flow were due to the following factors:

•   The increase in net profit by €56.8 million to €219.4 million

- A cash outflow of €75.4 million (Q1/2010: cash inflow of €3.6 million) due to the increase in receivables and other assets, primarily in connection with the increase in trade receivables due to higher sales revenue. The cash inflow in the prior year was mainly attributable to the settlement of the financial loss liability insurance policy described above.

- A cash outflow of €104.9 million (Q1/2010: cash inflow of €111.4 million) due to a decrease in current liabilities. The decrease was mainly due to a decline in tax provisions and a decline in other current provisions, primarily due to restructuring measures. The cash inflow in the previous year was mainly due to the rise in tax provisions, other current provisions and trade payables.

Cash inflows from investing activities amounted to €1,018.2 million (Q1/2010: cash inflow of €81.7 million), primarily due to the net decrease in financial assets, current receivables and securities from banking business as well as the net increase in liabilities from banking business that originally had maturities of more than three months. This development is due to the decision to convert long-term into short-term investments in order to profit from the expected increase in interest rates.

Cash inflows from financing activities amounted to €0 million in the first quarter of 2011 (Q1/2010: cash outflow of €100.1 million) mainly because Deutsche Börse AG did not redeem any commercial paper, in contrast to the previous year.

Cash and cash equivalents as at 31 March 2011 amounted to €630.9 million (Q1/2010: €–2.0 million), mainly due to the cash inflows from investing activities described above.

Capital management

Deutsche Börse Group's capital management policy remains unchanged: the Deutsche Börse Group aims to achieve a dividend distribution ratio of 40 to 60 percent of consolidated net income for the year and executes share buy-backs in order to distribute funds not required for the Deutsche Börse Group's operating business and its further development to its shareholders. The policy takes into account capital requirements, which are derived from the Deutsche Börse Group's capital and liquidity needs from legal, regulatory, credit rating and economic capital perspectives. To ensure the continued success of the Clearstream segment, which is active in securities custody and settlement, the Deutsche Börse Group aims to retain Clearstream Banking S.A.'s strong "AA" credit rating. Deutsche Börse also needs to maintain a strong credit profile for the benefit of the activities at its subsidiary Eurex Clearing AG.

For financial year 2010, Deutsche Börse will propose to the Annual General Meeting that a dividend of €2.10 per share should be paid, unchanged from the level of the previous year. Based on this proposal, the distribution ratio, adjusted for the ISE impairment charge recognised in the fourth quarter of 2010, is 54 percent of net income (2009: 56 percent). Given 186.0 million shares outstanding carrying dividend rights as at 31 March 2011, this would result in a total distribution of €390.7 million (2010: €390.5 million).

Net assets

Deutsche Börse Group's noncurrent assets amounted to €4,758.4 million as at 31 March 2011 (31 March 2010: €5,599.3 million). They consisted primarily of intangible assets and financial assets. Intangible assets included

goodwill of €2,005.9 million (31 March 2010: €2,051.9 million) and other intangible assets of €883.4 million (31 March 2010: €1,388.0 million). The ISE impairment charge recognised in the fourth quarter of 2010 reduced intangible assets. Noncurrent receivables and securities from banking business of €1,325.7 million (31 March 2010: €1,674.1 million) represented the largest part of financial assets, which amounted to €1,577.7 million as at the balance sheet date (31 March 2010: €1,925.1 million). This decrease also significantly impacted the change in noncurrent assets in total compared with 31 March 2010.

Noncurrent assets were offset by equity in the amount of €3,594.0 million (31 March 2010: €3,567.8 million) and noncurrent liabilities in the amount of €1,819.2 million (31 March 2010: €2,167.0 million). Noncurrent liabilities mainly related to interest-bearing liabilities from the long-term financing of ISE of €1,431.8 million (31 March 2010: €1,538.9 million) and deferred taxes of €262.1 million (31 March 2010: €498.9 million).

Changes in current liabilities were the result of, among other things, the rise in cash deposits of market participants which reached €4,855.3 million (31 March 2010: €3,882.5 million) due to higher collateral that clearing members had to provide to Eurex Clearing AG following an increase in business activities in the first quarter of 2011. As in the previous year, no commercial paper was outstanding as at the end of the first quarter of 2011.

Overall, Deutsche Börse Group invested €19.9 million in intangible assets and property, plant and equipment in the first quarter of 2011, and thus less than in the previous year (Q1/2010: €38.0 million). The investments applied in particular to the Eurex and Clearstream segments.

BUSINESS OF NYSE EURONEXT GROUP AND
CERTAIN INFORMATION ABOUT NYSE EURONEXT

History

NYSE Euronext, a Delaware corporation, was organized on May 22, 2006 in anticipation of the combination of the businesses of NYSE Group, Inc., a Delaware corporation, and Euronext N.V., a company organized under the laws of the Netherlands. NYSE Euronext's principal executive office is located in 11 Wall Street, New York, New York 10005. Its telephone number is +1(212) 656-3000. The combination of these businesses was consummated on April 4, 2007. NYSE Group, Inc. was formed in connection with the March 7, 2006 merger between New York Stock Exchange, Inc., a New York Type A not-for-profit corporation, and Archipelago Holdings, Inc., a Delaware corporation. Euronext was the first cross-border exchange group, created with the 2000 merger of the Paris, Amsterdam and Brussels stock exchanges. The New York Stock Exchange traces its origins to the Buttonwood Agreement, signed in 1792 by a group of 24 traders gathered under a buttonwood tree in lower Manhattan. In 1817, the traders formed the New York Stock & Exchange Board, which in 1863 was renamed the New York Stock Exchange. The Amsterdam Stock Exchange, Euronext's oldest constituent and the world's first stock exchange, originated in 1602 in conjunction with a stock issuance by the Dutch East India Company.

Unless otherwise specified or the context otherwise requires:

- "NYSE" refers to (1) prior to the completion of the merger between the New York Stock Exchange, Inc. and Archipelago Holdings, Inc., which occurred March 7, 2006, New York Stock Exchange, Inc., a New York Type A not-for-profit corporation, and (2) after completion of the merger, New York Stock Exchange LLC, a New York limited liability company, and, where the context requires, its subsidiaries, NYSE Market, Inc., a Delaware corporation, and NYSE Regulation, Inc., a New York not-for-profit corporation. New York Stock Exchange LLC is registered with the SEC under the Exchange Act as a national securities exchange;

- "NYSE Arca" refers collectively to NYSE Arca, L.L.C., a Delaware limited liability company, NYSE Arca, Inc., a Delaware corporation, and NYSE Arca Equities, Inc., a Delaware corporation. NYSE Arca, Inc. is registered with the SEC under the Exchange Act as a national securities exchange;

- "NYSE Amex" refers to NYSE Amex LLC, a Delaware limited liability company (formerly known as the American Stock Exchange LLC). NYSE Amex LLC is registered with the SEC under the Exchange Act as a national securities exchange;

- "Euronext" refers to NYSE Euronext's market operations in Europe, including the European-based exchanges that comprise Euronext, N.V. — the Paris, Amsterdam, Brussels, London and Lisbon securities exchanges and, where the context requires, the derivatives markets in London, Paris, Amsterdam, Brussels and Lisbon; and

- "NYSE Liffe" refers to NYSE Euronext's derivatives markets in London, Paris, Amsterdam, Brussels and Lisbon.

Overview

NYSE Euronext is a leading global operator of financial markets and provider of innovative trading strategies. NYSE Euronext offers a broad and growing array of products and services in cash equities, futures, options, swaps, exchange-traded products, bonds, carbon trading, clearing operations, market data and commercial technology solutions, all designed to meet the evolving needs of issuers, investors, financial institutions and market participants. None of NYSE Euronext's business is seasonal in nature. NYSE Euronext revised its reportable business segments effective in the first quarter of 2010. The new segments are Derivatives, Cash Trading and Listings, and Information Services and Technology Solutions. Historical financial results have been revised to reflect this change.

During 2010, NYSE Euronext continued to diversify its business model, focusing on new initiatives and growth areas to deliver value through all business cycles.

In NYSE Euronext's Cash Trading and Listings segment, NYSE Euronext stabilized its market share in the European cash markets and announced and began implementing its new European clearing strategy in 2010. In the U.S., NYSE Euronext's market share decreased slightly in 2010. Demand for NYSE Euronext's listing venues continued to be strong in terms of transfers, new listings and secondary offerings. In 2010, 14 companies with an aggregate market capitalization of $41 billion transferred to the NYSE from other exchanges, and, additionally, three companies with an aggregate market capitalization of $463 million transferred to the NYSE Amex from other exchanges. A total of 120 issuers listed their securities on NYSE Euronext markets in 2010, raising total proceeds of $44 billion. This included the $16 billion IPO of General Motors, the largest U.S. IPO in history, and the offerings of 22 Chinese companies that raised an aggregate of $2.7 billion. In addition, NYSE Euronext was the leader for proceeds raised through global secondary offerings in 2010, with a total of 473 offerings raising aggregate proceeds of $193 billion, including the largest secondary offering, Petrobras, which raised $70 billion.

In NYSE Euronext's Derivatives segment, its key initiatives in 2010 related to focusing on capturing market growth in the U.S. options market and the growth of its clearing operations, which NYSE Euronext expects will become an increasingly important part of its business. In May 2010, NYSE Euronext announced that it will commence clearing its European securities and derivatives business through two new, purpose-built clearing houses based in London and Paris from mid-2012, subject to regulatory approval. These new clearing houses are part of NYSE Euronext's strategy to offer clearing services in the UK and the Eurozone and to move away from all outsourced contractual arrangements with LCH.Clearnet Group Ltd in London and Paris to a situation in which NYSE Euronext has direct control over all aspects of the clearing operations and developments of its cash and derivatives businesses in Europe. See "— Derivatives — NYSE Liffe Clearing." In addition, New York Portfolio Clearing, its joint venture with DTCC began operations on February 8, 2011. See "— Derivatives — New York Portfolio Clearing."

NYSE Euronext's Information Services and Technology Services segment exhibited growth in 2010, benefiting from the addition of NYFIX, Inc. (which is referred to in this document as "NYFIX"), an expanding customer base, improved software sales and the launch of colocation services which allows third parties on-site leasing of trading hardware and software in Mahwah, New Jersey and Basildon, England. In 2010, NYSE Euronext launched two new data centers in Basildon and Mahwah. The matching engines, the information technology that matches buy and sell orders, for NYSE Euronext's markets in Europe are now consolidated in the Basildon facility, and NYSE Euronext expects to complete the migration of its U.S. exchanges to the Mahwah facility during the first half of 2011. The NYSE is already fully migrated to the Mahwah facility.

During 2010, NYSE Euronext completed the migration of the NYSE Arca equities and options markets and the NYSE Amex Options market to its Universal Trading Platform. In addition, NYSE Euronext commenced the migration to its Universal Trading Platform of NYSE Liffe, which NYSE Euronext expects to complete in the second quarter of 2011. NYSE Euronext also expects to complete the migration of the NYSE to its Universal Trading Platform during 2011.

With respect to partnerships with other exchanges, NYSE Technologies, Inc. (which is referred to in this document as "NYSE Technologies") achieved many milestones in 2010. In September 2010, NYSE Euronext delivered the Universal Trading Platform to the Qatar Exchange's cash equities exchange, marking the first launch of NYSE Euronext's cash trading application suite outside its core markets. NYSE Euronext is currently working on the Qatar Exchange's derivatives exchange. In addition, in September 2010, the Tokyo Stock Exchange Inc. (which is referred to in this document as the "TSE") selected NYSE Technologies to build and support its new futures trading platform. NYSE Euronext expects the TSE to begin migrating futures products to this platform in the second half of 2011. During 2010, NYSE Euronext also announced the establishment of a strategic, long-term cooperation agreement with the Warsaw Stock Exchange covering the development of future business initiatives and the migration of that exchange's cash and derivatives markets to NYSE Euronext's Universal Trading Platform. Also in 2010, the Philippine Stock Exchange successfully migrated to NYSE Technologies' trading platform.

Derivatives

NYSE Euronext's Derivatives segment is comprised of its derivatives trading and its clearing businesses and includes NYSE Liffe, NYSE Liffe Clearing, NYSE Liffe US, NYSE Amex Options, NYSE Arca Options, NYPC and related derivatives market data.

- NYSE Liffe — NYSE Liffe is the international derivatives business of NYSE Euronext comprising the derivatives markets operated by Liffe Administration and Management, Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and Euronext Paris. NYSE Liffe offers customers the advantages of one of the most technologically-advanced derivatives trading platforms and one of the widest choices of products of any derivatives market. Through a single electronic trading platform, NYSE Liffe offers customers access to a wide range of interest-rate, equity, index, commodity and currency derivative products. NYSE Liffe also offers its customers the pioneering Bclear and Cscreen services, which bridge the listed and OTC markets providing a simple and cost-effective way to register and process wholesale derivatives trades through NYSE Liffe to clearing at NYSE Liffe Clearing.

- NYSE Liffe Clearing — Following the launch of NYSE Liffe Clearing, NYSE Liffe assumed full responsibility for clearing activities for the London market of NYSE Liffe. In this regard, NYSE Liffe's London market operates as a self-clearing Recognized Investment Exchange and outsources certain clearing guarantee arrangements and related risk functions to LCH.Clearnet Limited (which is referred to in this document as "LCH.Clearnet"), a UK recognized clearing house. On May 12, 2010, NYSE Euronext announced that, subject to regulatory approval, it will commence clearing its European securities and derivatives business through two new, purpose-built, clearing houses based in London and Paris in 2012. LCH.Clearnet in London and LCH.Clearnet SA in Paris have been informed that NYSE Euronext's current contractual arrangements for clearing with them will terminate accordingly at that time. However, NYSE Liffe's London market has only indicated its intention to serve a termination notice on its contract with LCH.Clearnet and has not served a formal termination notice. No termination fees or penalties will be payable. As of December 31, 2010, NYSE Euronext retained a 9.1% stake in LCH.Clearnet Group Limited's outstanding share capital and the right to appoint one director to its board of directors.

- NYSE Liffe US — NYSE Liffe US LLC (which is referred to in this document as "NYSE Liffe US"), NYSE Euronext's U.S. futures exchange, makes available for trading full- and mini-sized gold and silver futures, options on full-sized gold and silver futures and futures on MSCI Indices. In 2011, NYSE Liffe US plans to launch a full suite of fixed income futures which is expected to clear at NYPC. In July 2010, NYSE Liffe US announced that it will coordinate with its global customer base to transition the trading and open interest of all existing MSCI-linked stock index futures in the U.S. to its platform no later than June 17, 2011, and that it intends to introduce additional contracts based on MSCI indices. A significant minority equity stake in NYSE Liffe US is held by six external investors: Citadel Securities, DRW Investments, Getco, Goldman Sachs, Morgan Stanley and UBS. Under this ownership structure, NYSE Euronext remains the largest shareholder in the entity and consolidates its financial reporting. NYSE Euronext manages the day-to-day operations of NYSE Liffe US, which operates under the supervision of a separate board of directors.

- NYSE Amex Options — In 2010, NYSE Euronext announced the sale of a significant equity interest in NYSE Amex Options, one of its two U.S. options exchanges, to seven external investors, BofA Merrill Lynch, Barclays Capital, Citadel Securities, Citi, Goldman Sachs, TD AMERITRADE and UBS. Under the framework, NYSE Euronext remains the largest shareholder in the entity and manages the day-to-day operations of NYSE Amex options, which operates under the supervision of a separate board of directors and a dedicated chief executive officer. NYSE Euronext consolidates this entity for financial reporting purposes. NYSE Euronext expects to complete the sale following receipt of regulatory approvals.

- NYSE Arca Options — NYSE Arca Options, one of NYSE Euronext's two U.S. options exchanges, offers immediate, cost-effective electronic order execution in nearly 2,000 options issues.

- New York Portfolio Clearing — NYSE Euronext's joint venture with DTCC, became operational in the first quarter of 2011. New York Portfolio Clearing will initially clear fixed income derivatives traded on NYSE Liffe US and will have the ability to provide clearing services for other exchanges and Derivatives Clearing Organizations in the future. New York Portfolio Clearing uses NYSE Euronext's clearing technology, TRS/CPS, to process and manage cleared positions and post-trade position transfers. DTCC's Fixed Income Clearing Corporation provides capabilities in risk management, settlement, banking and reference data systems. As of December 31, 2010, NYSE Euronext had a minority ownership interest in, and board representation on, DTCC. NYSE Euronext's investment in New York Portfolio Clearing is treated as an equity method investment.

Products and Services

Trading Platform and Market Structure

NYSE Liffe's full service electronic trading platform features an open system architecture which allows users to access NYSE Euronext's system. Traders commonly access NYSE Euronext's system via one of the many front-end trading applications that have been developed by independent software vendors, and this has enabled its distribution to grow continuously with widespread adoption around the world. These applications are personalized trading screens that link the user to the market, which allows users to integrate front/back office trading, settlement, risk management and order routing systems. NYSE Liffe's trading platform has been designed to handle significant order flows and transaction volumes. Orders can be matched on a price/time and/or pro rata basis, configurable by contract, with transacted prices and volumes and the aggregate size of all bids and offers at each price level updated on a real-time basis. Users are continually notified of all active orders in the central order book, making market depth easy to monitor. NYSE Liffe expects to complete the migration of its technology to the Universal Trading Platform during the second quarter of 2011. See "Information Services and Technology Solutions — NYSE Euronext's Global Technology Group."

Products Traded

A wide variety of products are traded on NYSE Liffe. NYSE Liffe's core product line is its portfolio of short-term interest rate (which is referred to in this document as a "STIR") contracts with its principal STIR contracts based on implied forward rates denominated in euro and sterling. Trading volumes in NYSE Liffe's flagship product in this area, the Euribor Contract, grew as the euro has increasingly established itself as a global reserve currency. Overall, NYSE Liffe offers a number of derivatives products, including interest rate contracts on a number of currencies, equity futures and options on leading global stocks traded either through LIFFE CONNECT® or Bclear (including a wide range of underlyings not listed on NYSE Euronext), index products covering national and international indices and a wide range of soft and agricultural commodity derivatives.

Options

NYSE Arca and NYSE Amex operate marketplaces for trading options on exchange-listed securities. The underlying securities are listed on the New York Stock Exchange, NYSE Arca, NYSE Amex and Nasdaq. These option market centers include trading facilities, technology and systems for trading options as well as regulatory, surveillance and compliance services. NYSE Arca's options business uses a technology platform and market structure designed to enhance the speed and quality of trade execution for its customers and to attract additional sources of liquidity. Its market structure allows market makers to access its markets remotely and integrates floor-based participants and remote market makers. NYSE Amex's options business uses a hybrid model combining both auction-based and electronic trading capabilities that is designed to provide a stable, liquid and less volatile market, as well as provide the opportunity for price and/or size improvement. NYSE Amex Options and NYSE Arca Options are also equity holders of and have representation on the board of directors of The Options Clearing Corporation.

Trading Members

NYSE Liffe's trading members are dealers and brokers. Trading members can also become liquidity providers. Liquidity providers are able to place several series of bulk quotes in one order, allowing them to send buy and sell orders for many contract months using only one message.

Competition

NYSE Liffe competes with a number of international derivatives exchanges, including the CME Group Inc. and with OTC trading. Several other entities have announced their intention to enter the derivatives space in the U.S. as well as in Europe.

NYSE Liffe US, NYSE Arca and NYSE Amex face considerable competition in derivatives trading. Their principal U.S. competitors are the CME Group Inc., Chicago Board Options Exchange, Nasdaq OMX, the International Securities Exchange, BATS and the Boston Options Exchange.

NYSE Liffe US also experiences substantial competition in its futures business. Its primary competitors include the incumbent exchange groups, IntercontinentalExchange and the CME Group Inc., which acquired the New York Mercantile Exchange in 2008, as well as start-ups such as ELX Futures, L.P., backed by a consortium of banks and other market participants.

Cash Trading and Listings

NYSE Euronext's Cash Trading and Listings segment consists of its cash trading and listings businesses and includes the New York Stock Exchange, Euronext, NYSE Amex, NYSE Arca, NYSE Alternext, NYSE Arca Europe and SmartPool, as well as BlueNext and Interbolsa, and related cash trading market data.

- NYSE — NYSE is registered as a national securities exchange under the Exchange Act. In addition to common stock, preferred stock and warrants, the NYSE lists debt and corporate structured products, such as capital securities, mandatory convertibles and repackaged securities (not including ETPs, as defined below), and continues to attract listings of new types of structured products.

- Euronext — Euronext is the first integrated cross-border exchange, combining the stock exchanges of Amsterdam, Brussels, Lisbon and Paris into a single market and now with a London market as well. Issuers who meet European Union regulatory standards are qualified for listing on the regulated markets operated by Euronext. Euronext's exchanges list a wide variety of securities, including domestic and international equity securities, convertible bonds, warrants, exchange traded funds and debt securities, including corporate and government bonds. All of Euronext's markets are operated by subsidiaries of Euronext, N.V., each of which holds a national license as an exchange operator.

- NYSE Amex — NYSE Amex, formerly the American Stock Exchange, became part of the NYSE Euronext in 2008 and is NYSE Euronext's U.S. listing venue for emerging growth companies. NYSE Amex enhances NYSE Euronext's scale in U.S. options and provides a listing venue for a broader class of companies than are qualified for listing on NYSE. In 2010, NYSE Amex began trading certain Nasdaq-listed securities. NYSE Amex is registered as a national securities exchange under the Exchange Act.

- NYSE Arca — NYSE Arca is a fully electronic exchange in the United States for equities, exchange traded products (which are referred to in this document as "ETPs"), which include exchange traded funds (which are referred to in this document as "ETFs"), exchange traded notes, exchange traded vehicles, certificates and options. NYSE Arca is registered as a national securities exchange under the Exchange Act.

- NYSE Alternext — NYSE Alternext operates NYSE Euronext's European markets for emerging growth companies. NYSE Alternext-listed companies are required to satisfy less stringent listing

standards than companies listing on Euronext. Companies listing on NYSE Alternext have greater flexibility in their choice of accounting standards and are subject to less extensive ongoing post-listing reporting requirements than companies listing on Euronext.

- NYSE Arca Europe — NYSE Arca Europe is a pan-European MTF, operated by Euronext Amsterdam. NYSE Arca Europe offers a fully electronic, low latency trading platform for blue chip stocks from eleven European countries.

- SmartPool — SmartPool is a European dark pool dedicated to the execution of institutional order flow that launched its trading services in February 2009. This MTF, created in partnership with NYSE Euronext and three European investment banks (BNP Paribas, HSBC and J.P. Morgan), is operated by NYSE Euronext and has its own dedicated management team in London.

- BlueNext/NYSE Blue — In February 2011, NYSE Euronext contributed its ownership in BlueNext in return for a majority interest in NYSE Blue, a new global company focusing on environmental and sustainable energy markets.

Products and Services

Order Execution

NYSE Euronext provides multiple marketplaces for investors, broker-dealers and other market participants to meet directly to buy and sell cash equities, fixed income securities, ETPs and a broad range of derivative products. One of the primary functions of NYSE Euronext's markets is to ensure that orders to purchase and sell securities are executed in a reliable, orderly, liquid and efficient manner. Order execution occurs through a variety of means, and NYSE Euronext seeks to continue to develop additional and more efficient mechanisms of trade. To maintain its leadership position, NYSE Euronext intends to continue to develop its market model in response to emerging trends in the trading environment and technological advancements.

Cash Trading

In the United States, NYSE Euronext offers cash trading in equity securities, fixed income securities and ETPs on the NYSE, NYSE Arca and NYSE Amex. NYSE Euronext is able to offer its customers the option of using either auction trading with a floor-based component or electronic trading. In Europe, Euronext's cash trading business consists of trading in equity securities and other cash instruments including funds, bonds, warrants, trackers and structured funds.

Trading Platform and Market Structure — NYSE and NYSE Amex

The NYSE and NYSE Amex markets combine both auction-based and electronic trading capabilities. These markets are intended to emulate, in a primarily automatic execution environment, the features of the traditional auction market that have provided stable, liquid and less volatile markets, as well as provide the opportunity for price and/or size improvement. The markets build on NYSE Euronext's core attributes of liquidity, pricing efficiency, low trading costs and tight spreads by broadening customers' ability to trade quickly and anonymously. NYSE Euronext believes that the interaction of its automatic and auction markets also maintains opportunities for price improvement, while providing all investors, regardless of their size, with the best price when buying or selling shares.

Designated market makers (on the trading floor are charged with maintaining fair, orderly and continuous two-way trading markets by bringing buyers and sellers together and, in the relative absence of orders to buy or sell their assigned stock, adding liquidity by buying and selling the assigned stock for their own accounts. Supplemental liquidity providers are a class of high-volume members financially incentivized to add liquidity on the NYSE upon fulfilling quoting requirements. Floor brokers act as agents on the trading floor to handle customer orders. Designated market makers and brokers use judgment to improve prices and enhance order

competition, while interacting with the market electronically as well as manually. NYSE Euronext believes that their judgment is particularly valuable in less liquid stocks and during the opening and closing of trading, as well as during times of uncertainty, for example, when a corporate announcement or an outside event could lead to market instability and price volatility. This market model, which NYSE Euronext refers to as its New Market Model, is a pilot program created in 2008.

During 2010, NYSE Euronext continued to migrate its U.S. exchanges to a single Universal Trading Platform. See "Information Services and Technology Solutions — NYSE Euronext's Global Technology Group."

Trading Platform and Market Structure — Euronext

Cash trading on Euronext's markets takes place via the Universal Trading Platform following the successful migration of these markets from the Nouveau Système de Cotation. Cash trading on Euronext is governed both by a single harmonized rulebook for trading on each of Euronext's markets and by the various non-harmonized Euronext Rulebooks containing local exchange-specific rules. Euronext's trading rules provide for an order-driven market using an open electronic central order book for each traded security, various order types and automatic order matching and a guarantee of full anonymity both for orders and trades. At the option of the listed company, trading of less-liquid listed securities on the European markets can be supported by a liquidity provider who is either an existing member of Euronext and/or a corporate broker. The liquidity provider is dedicated to supporting the trading in less-liquid small and mid-sized companies to foster regular trading and minimize price volatility.

Trading Platform and Market Structure — NYSE Arca

NYSE Arca operates an open, all-electronic stock exchange for trading all U.S.-listed securities (in addition to options, as discussed below). NYSE Arca also provides additional listing services for ETPs. NYSE Arca's trading platform provides customers with fast electronic execution and open, direct and anonymous market access. NYSE Arca operates the lead market maker program whereby an LMM functions as the exclusive dedicated liquidity provider in NYSE Arca primary listings. Selected by the issuer, the lead market maker must meet minimum performance requirements determined by NYSE Arca, which include percentage of time at the national best bid and offer, average displayed size and average quoted spread, and supports the NYSE Arca opening and closing auctions.

This trading system offers a variety of execution-related services and trading rules predicated on "price-time priority," which requires execution of orders at the best available price and, if orders are posted at the same price, based on the time the order is entered in the trading system. The open limit order book displays orders simultaneously to both the buyer and the seller, and buyers and sellers have the option of submitting orders on an anonymous basis. Trades are executed in the manner designated by the party entering the order, often at a price equal to or better than the highest bid or lowest offer quote reported to the consolidated quotation systems.

Trade Reporting Facility

NYSE Euronext operates a trade reporting facility with FINRA to serve its customers reporting off-exchange trades in all listed national market system stocks. NYSE Euronext's trade reporting facility enhances the range of trading products and services it provides to its customers by offering a reliable and competitively priced venue to report internally executed transactions.

NYSE Bonds

NYSE Bonds, NYSE Euronext's bond trading platform, incorporates the design of the NYSE Arca electronic trading system and provides investors with the ability to readily obtain transparent pricing and trading information. The platform trades bonds of all NYSE and NYSE Amex-listed companies and their subsidiaries

without the issuer having to separately list each bond issued. NYSE Bonds maintains and displays priced bond orders and matches those orders on a strict price and time-priority basis. It also reports real-time bids and offers with size and trades to its network of market data vendors.

Trading Members

Trading members in NYSE Euronext's U.S. cash markets include entities registered as broker-dealers with the SEC that have obtained trading permits or licenses in accordance with the rules of the NYSE, NYSE Arca or NYSE Amex. Trading members are subject to the rules of the relevant exchange. The majority of Euronext's European cash trading members are brokers and dealers based in Euronext's marketplaces, but also include members in other parts of Europe, most notably Germany.

Clearing and Settlement — Europe

Clearing and settlement of trades executed on Euronext are currently handled by LCH.Clearnet S.A. (for central counterparty clearing), Euroclear Group (for settlement of cash equities except for Lisbon trades) and Interbolsa (for settlement of Lisbon cash and derivatives equities). In May 2010, NYSE Euronext announced that, subject to regulatory approval, it will commence clearing its European securities and derivatives business through two new, purpose-built clearing houses based in London and Paris from mid-2012. Interbolsa is one of NYSE Euronext's wholly owned subsidiaries. LCH.Clearnet S.A. and Euroclear are independent entities that provide services to Euronext pursuant to contractual agreement. NYSE Euronext has a minority ownership interest in, and board representation on, LCH.Clearnet Group Limited and Euroclear. Clearing for trades executed on NYSE Arca Europe takes place on EuroCCP, a London-based subsidiary of DTCC. SmartPool trades on NYSE Euronext listed stocks are cleared by LCH.Clearnet S.A., and trades on non-NYSE Euronext listed stocks are cleared by EuroCCP.

Listings — United States

Through NYSE Euronext's listing venues NYSE, NYSE Arca and NYSE Amex, NYSE Euronext has developed a market information analytics platform, complimentary to all listed companies, that is a combination of technology-enabled market intelligence insight and a team of highly skilled market professionals. This platform, called the NYSE Market Access Center, was created to provide issuers with better market insight and information across all exchanges and trading venues. This includes services that were either (a) developed by the NYSE using proprietary data and/or intellectual property or (b) built by a third party expressly for NYSE-listed companies. Within this platform all issuers have access to daily trading summaries, a trading alert system highlighting user-defined trading or market events, social and professional networking within the NYSE community, a messaging and communication platform with a NYSE client service team, a website with proprietary trading information and market data, a series of institutional ownership reports, weekly economic updates and regularly scheduled executive educational programming. All issuers listed on the New York Stock Exchange have access to the NYSE Market Access Center on the same basis. In addition to the NYSE Market Access Center, the NYSE offers tools to certain currently listed issuers on a tiered basis.

The NYSE has also developed eGovDirect.com, an interactive, web-based tool that helps listed companies meet their NYSE governance and compliance requirements efficiently and economically. In September 2010, NYSE Euronext announced the acquisition of Corporate Board Member, the publisher of *Corporate Board Member* magazine and a leading provider of interactive education and thought leadership for directors and executive officers of publicly traded companies. This acquisition advances NYSE Euronext's goal of expanding its board education capabilities to public companies around the world that are striving to improve their governance and effectiveness. Additionally, in connection with listings, NYSE Euronext on occasion commits to provide co-branded marketing programs, advertising, investor education and other services to issuers. NYSE Euronext expects to continue to invest in products and services for the benefit of its listed companies.

In 2008, NYSE Euronext adopted new initial listing standards on the NYSE. These standards were designed to capture a larger percentage of qualified issuers and attract more emerging growth companies as a competitive alternative to Nasdaq OMX, particularly with respect to technology companies. Growth companies will be able to leverage many of the unique and innovative benefits that are provided to NYSE-listed companies, including an affiliation with one of the world's leading brands, a dedicated liquidity provider, exceptional market quality and a wide range of value-added products and services.

Listings — Europe

Through NYSE Euronext's listing venues, Euronext and NYSE Alternext, NYSE Euronext has developed a broad range of services to meet the needs of Euronext-listed companies. In July 2010, NYSE Euronext launched a new London-based securities market, NYSE Euronext London, aimed at attracting international issuers looking to list in London. Each Euronext issuer receives personalized support through a team of dedicated account managers. NYSE Euronext also offers listed companies ExpertLine, a continuous push and pull communication and information platform. Located directly in the trading room and managed by a multidisciplinary team of experts, ExpertLine provides listed companies with real-time responses to topics relating to listing and stock trading. Companies listed on Euronext also benefit from secure online tools, such as "Mylisting.euronext.com," a web-based technology that provides real-time information and data on listed stocks and offers issuer-customized alerts and a range of other services. NYSE Euronext offers training workshops and information sessions to better inform and educate issuers on new regulations and related legal matters, as well as practical guidance on investor relations and communication matters. In connection with NYSE Euronext's 2009 sale of Hugin Group B.V. to Thomson Reuters, NYSE Euronext agreed to expand its strategic partnership with Thomson Reuters toward offering value-added services to issuers.

Through close cooperation with the regulators of the financial markets in each of the EU member states where Euronext operates, Euronext has adopted a harmonized rulebook that sets out a unified set of listing standards with which issuers must comply, regardless of which of Euronext's markets (Amsterdam, Brussels, Lisbon or Paris) is chosen as the entry point. These harmonized listing standards and the local applicable rules from Euronext Rulebook II set forth the criteria required for the listing of securities on Euronext's exchanges, as well as ongoing requirements. NYSE Euronext seeks to attract emerging growth companies through NYSE Alternext, which has less stringent listing standards and ongoing reporting requirements than Euronext.

Indices and Index Services

NYSE Euronext owns and operates benchmark and strategy indices that measure different segments of NYSE Euronext and global markets. From time to time, NYSE Euronext creates new proprietary indices when added value for market participants is identified or to provide measurement tools for all types of investment categories regardless of listing venue. NYSE Euronext has licensed many of its indices to asset managers for use in ETFs that are listed on its exchanges. NYSE Euronext also offers third-party index calculation services for ETFs and other structured products, which NYSE Euronext believes is important to the development of such products on its exchanges, as it allows it to leverage its technology and understanding of traded products to better serve investors. All of NYSE Euronext's index services are designed to offer its clients more tools and services to support the listing and trading of their products.

Liquidity Aggregation

NYSE Euronext is committed to improving execution quality and providing greater access to liquidity for its customers. NYSE Euronext operates NYSE MatchPoint, an electronic equity trading facility that matches aggregated orders at pre-determined fixed times with prices that are derived from primary markets. NYSE MatchPoint's portfolio-crossing technology expands NYSE Euronext's ability to match baskets of stocks at pre-determined points in time during the after-hours market and eventually at any point during the day.

NYSE Euronext also operates the New York Block Exchange through a joint venture with BIDS Holdings, L.P., a consortium of 12 leading U.S. broker-dealers. The New York Block Exchange is designed to improve execution quality and access to liquidity in block trading in the United States. The New York Block Exchange is open to all NYSE members and accessible through BIDS Trading, a registered alternative trading system. The New York Block Exchange operates as a facility of the NYSE and is intended to respond to customer needs by creating a highly liquid, anonymous marketplace for block trading, and bring block-size orders back into contact with active traders, algorithms and retail order flow.

European MTFs

To respond to increasing competition from electronic communications networks following the European Commission's adoption of the MiFID, NYSE Euronext has launched new European MTFs. NYSE Euronext and its joint venture partners operate SmartPool, a dark MTF for trading pan-European stocks, which currently trades stocks from European markets, including NYSE Euronext's national markets. In addition, NYSE Euronext operates NYSE Arca Europe, an MTF for trading the most active pan-European stocks that are not already traded on NYSE Euronext's four national markets. Also in July 2010, NYSE Euronext announced that it was creating the first pan-European Multilateral Trading Platform for Euro-denominated corporate bonds.

Alliances and Other Exchanges

With some of the most recognized brand names in the global exchange industry and among the world's largest securities marketplaces, NYSE Euronext is well positioned to continue to play a leadership role in the ongoing consolidation of the industry through acquisitions and strategic alliances. For example, NYSE Euronext entered into a strategic partnership with the State of Qatar to establish the Qatar Exchange, the successor to the Doha Securities Market. The Qatar Exchange will continue to provide a market for cash equities, and the aim of management is also to create a new derivatives market. In addition, the Qatar Exchange will adopt NYSE Euronext's latest trading and network technologies, and it will provide certain management services to the Qatar Exchange at negotiated rates. NYSE Euronext is also currently working with certain exchanges, particularly in Asia and Eastern Europe, on market development, information sharing and technology. NYSE Euronext also hosts the Luxembourg Exchange on its platform.

In July 2010, NYSE Euronext and the Warsaw Stock Exchange announced the establishment of a strategic partnership and cooperation agreement covering the development of future mutually beneficial business initiatives and the migration of Warsaw Stock Exchange markets to NYSE Technologies' Universal Trading Platform.

Competition

In the United States, NYSE Euronext faces significant competition with respect to cash trading, and this competition is expected to intensify in the future. NYSE Euronext's current and prospective competitors include regulated markets, electronic communication networks, dark pools and other alternative trading systems, market makers and other execution venues. NYSE Euronext also faces growing competition from large brokers and customers that may assume the role of principal and act as counterparty to orders originating from retail customers, or by matching their respective order flows through bilateral trading arrangements. NYSE Euronext competes with such market participants in a variety of ways, including the cost, quality and speed of trade execution, liquidity, the functionality, ease of use and performance of trading systems, the range of products and services offered to trading participants and listed companies, technological innovation and reputation.

NYSE Euronext also faces intense price competition. NYSE Euronext's competitors have and may continue to seek to increase their share of trading by reducing their transaction fees, by offering larger liquidity payments or by offering other forms of financial incentives. As a result, NYSE Euronext could lose a substantial percentage of its share of trading if NYSE Euronext is unable to price transactions in a competitive manner, or its profit margins could decline if it reduces or otherwise alters its transaction pricing.

In Europe, NYSE Euronext faces significant and growing competition from trading services provided by a wide array of alternative off-exchange trading venues. NYSE Euronext also faces competition from large brokers and customers, who have the ability to divert trading volumes from NYSE Euronext in one of two ways. First, large banks may assume the role of principal and act as counterparty to orders originating from retail investors, thus "internalizing" order flow that would otherwise be traded on an exchange. Second, banks and brokers may enter into bilateral or even multilateral trading arrangements by matching their respective order flows, thus bypassing NYSE Euronext's markets. Furthermore, NYSE Euronext competes with an array of automated multi-lateral trading platforms, such as BATS, Turquoise and Chi-X. The competitive pressure from these alternative venues is likely to remain very strong in the future.

In the United States, NYSE Euronext's principal competitor for listings is Nasdaq OMX. The U.S. capital markets face competition for foreign issuer listings from a number of stock exchanges outside the United States, for example, London Stock Exchange Group plc and exchanges in Tokyo, Hong Kong, Toronto, Singapore and Australia. As other liquidity venues seek exchange status, NYSE Euronext may face more competition for listings. The legal and regulatory environment in the United States may make it difficult for NYSE Euronext to compete with non-U.S. securities exchanges for the secondary listings of non-U.S. companies and primary listings of U.S. companies.

In Europe, NYSE Euronext does not currently face significant competition in providing primary listing services to issuers based in Euronext's continental markets because most issuing companies seek to list their shares only once on their respective domestic exchange. Accordingly, Belgian, Dutch, French and Portuguese companies typically obtain a primary listing on the relevant regulated national exchange operated by Euronext, and are admitted to trading either on Euronext, or, in the case of certain small- to medium-sized companies, NYSE Alternext. With the exception of ETPs, there are no competing regulated exchanges offering primary corporate listing services in Euronext's home territories. Therefore, no material competition exists in respect of those issuers located in Euronext's home markets that seek a primary listing. Competition does exist, however, with MEDIP, a regulated market operated in Portugal by MTS Portugal, which provides a platform for the wholesale trading between specialists of Portuguese government bonds.

NYSE Euronext also competes with other exchanges worldwide to provide secondary listing services to issuers located outside of NYSE Euronext's European home territories and primary listing services to those issuers that do not have access to a well-developed domestic exchange.

NYSE Euronext's NYSE Blue joint venture competes with a number of international derivatives exchanges in the trading of CO_2 emission allowances, including the European Climate Exchange (running on ICE systems) and the CME Group Inc. In addition, Nasdaq OMX, which already holds a European operator, Nord Pool, announced in 2009 that it intends to expand into energy and carbon derivatives.

Information Services and Technology Solutions

NYSE Euronext's Information Services and Technology Solutions segment refers to its commercial technology transactions, data and infrastructure businesses. NYSE Euronext operates a commercial technology business, NYSE Technologies, and also owns NYFIX, Inc., a leading provider of innovative solutions that optimize trading efficiency. NYSE Technologies provides comprehensive transaction, data and infrastructure services and managed solutions for buy-side, sell-side and exchange communities that require next-generation performance and expertise for mission-critical and value-added client services. NYSE Technologies' advanced integrated solutions power the trading operations of global financial institutions and exchanges, including non-NYSE Euronext markets in addition to all the exchanges in NYSE Euronext. NYSE Technologies operates five businesses: Global Market Data, which offers a broad array of global market information products covering multiple asset classes; Trading Solutions, which creates and implements high performance, end-to-end messaging software and real-time market data distribution and integration products; Exchange Solutions, which provides multi-asset exchange platform services, managed services and expert consultancy; Global Connectivity, offering

A-283

one of the world's largest, most reliable financial transaction networks connecting firms and exchanges worldwide; and Transactions, which primarily comprises the former NYFIX, Inc. FIX business, and which incorporates the NYFIX Marketplace and the industry-leading FIX Software business.

Products and Services

Global Market Data

The broad distribution of accurate and reliable real-time market data is essential to the proper functioning of any securities market because it enables market professionals and investors to make informed trading decisions. The quality of NYSE Euronext's market data, its world-class collection and distribution facilities, and the ability of traders to act on the data NYSE Euronext provides, attract order flow to its exchanges and reinforce its brand. NYSE Euronext's primary market data services include the provision of real-time information relating to price, transaction or order data on all of the instruments traded on the cash and derivatives markets of NYSE Euronext's exchanges. In the United States, market data revenues from core data and non-core data (as discussed below) products are allocated between NYSE Euronext's Cash Trading and Listings and Information Services and Technology Solutions segments, respectively. In Europe, market data revenues from the distribution of real-time market data are allocated among NYSE Euronext's three segments.

In the United States, NYSE Euronext provides two types of market data products and services: core data products, or those governed by National Market System plans, and non-core, or proprietary, data products.

- *Core Data Products.* The SEC requires securities markets to join together in consolidating their bids, offers and last sale prices for each security and to provide this information to the public on an integrated basis. NYSE Euronext works with other markets to make its U.S. market data available, on a consolidated basis, on what is often referred to as the "consolidated tape." The data resulting from the consolidated tape is also referred to as "core data." This intermarket cooperative effort provides the investing public with the reported transaction prices and the best bid and offer for each security, regardless of the market from which a quote is reported or on which market a trade takes place.

    Last sale prices and quotes in NYSE-listed, NYSE Amex-listed and NYSE Arca-listed securities are disseminated through Tape A and Tape B, which constitute the majority of NYSE Euronext's market data revenues. NYSE Euronext also receives a share of the revenues from Tape C, which represents data related to trading of certain securities (including ETPs) that are listed on Nasdaq. Over the past two decades, NYSE Euronext has expanded its market data business by accessing new customers, in particular nonprofessional subscribers and cable television audiences.

- *Non-Core Data Products.* NYSE Euronext makes certain market data available independently of other markets, which is known as non-core, or proprietary, data. NYSE Euronext packages this type of market data as trading products (such as NYSE OpenBook, through which the NYSE makes available all limit orders) and analytic products (such as TAQ Data, NYSE Broker Volume and a variety of other databases that are made available other than in real-time and that are generally used by analytic traders, researchers and academics). These products are proprietary to NYSE Euronext, and NYSE Euronext does not share the revenues that they generate with other markets.

    NYSE Real-Time Reference Prices is a data product that enables Internet and media organizations to buy real-time, last sale prices from the NYSE and provide it broadly and free of charge to the public. Google Finance and CNBC were the first organizations to make the product available to the public. NYSE Arca last sale prices are made available through this product. NYSE Arca also makes certain market data available independent of other markets. Through ArcaVision, NYSE Arca provides listed companies, traders and investors with a tailored and customizable means to view detailed market data on particular stocks and market trends. Another data product, ArcaBook, displays the limit order book of securities traded on NYSE Arca in real time.

The pricing for U.S. market data products must be approved by the SEC on the basis of whether prices are fair, reasonable and non-discriminatory.

Unlike in the United States, European market data is not consolidated. In Europe, NYSE Euronext distributes and sells both real-time and proprietary market information to data vendors (such as Thomson Reuters and Bloomberg), as well as to financial institutions and individual investors.

- *Real-Time Market Data*. NYSE Euronext's main data services offering involves the distribution of real-time market data. This data includes price, transaction and order book data on all of the instruments traded on the European cash and derivatives markets of NYSE Euronext, as well as information about NYSE Euronext's indices. The data is marketed in different information products, and can be packaged according to the type of instrument (shares, derivatives or indices), the depth of the information (depth of the order book, number of lines of bid and ask prices), and the type of customer (professional or private). The data is disseminated primarily via data vendors, but also directly to financial institutions and other service providers in the financial sector.

  In November 2010, NYSE Euronext announced that it will launch a consolidated tape for European equity markets beginning in the third quarter of 2011. The tape will be available both as a real-time consolidated data feed and as a 15-minute delayed "Tape of Record," which will be free of charge to all investors and will be made broadly available via the Internet and market data vendors. The consolidated tape will contain complete coverage of post-trade equities data from all European regulated exchanges, MTFs, and OTC markets. In July 2010, NYSE Euronext announced a strategic partnership with Markit BOAT, the largest trade reporting venue in Europe, to deliver a consolidated OTC tape that includes trades reported to Markit BOAT and NYSE Euronext's OTC trade reporting platform which together account for nearly all OTC trading activity in Europe.

- *Other Information Products*. In addition to real-time market data, NYSE Euronext also provides historical and analytical data services as well as reference and corporate action data services.

  Through NextHistory, NYSE Euronext offers professionals in the financial industry access to historical data for all of its European markets via the Internet or DVD. Through its Index File Service, NYSE Euronext also provides traders, analysts, investors and others who rely on up-to-date index information with daily information on the exact composition and weighting of its indices and precise details of changes in index levels and constituent share prices.

  NYSE Euronext's market snapshots service in Europe provides full market overviews — including, but not limited to, quotes, prices and volumes relating to the full array of financial instruments traded on NYSE Euronext markets — at fixed times every trading day. Through NYSE Euronext's Masterfiles service, it offers comprehensive information on the characteristics of all warrants and certificates for listed securities on NYSE Euronext markets. Another service delivers information concerning corporate actions to the market.

  NYSE Euronext's TradeCheck service is designed to help buy-side and sell-side firms to demonstrate best execution to their customers and regulators. The product is web-based and allows users to perform post-trade (T+1) verifications via three services: execution quality analysis, transaction quality analysis and order book replay. TradeCheck encompasses all the main markets of the European Economic Area that are covered by the Market in Financial Instruments Directive.

  Finally, NYSE Euronext publishes a number of daily official price lists, such as the Cote Officielle in Paris, the Daily Bulletin in Lisbon and the Amsterdam Daily Official List.

Trading Solutions

NYSE Technologies' Trading Solutions business provides software solutions for the trading operations of hundreds of exchanges and global financial institutions. NYSE Technologies' Market Data Platform provides real-time market data distribution and integration comprising high-performance messaging middleware and sub-millisecond connectivity to global markets with numerous high-speed direct exchange and aggregated vendor feed handlers.

Exchange Solutions

NYSE Technologies' Exchange Solutions business provides international exchange clients with platforms to support dynamic, growing markets at the best price points possible, while ensuring market integrity and access to a truly global network.

Global Connectivity

NYSE Technologies operates the Secure Financial Transaction Infrastructure (which is referred to in this document as the "SFTI"), a rapidly expanding physical network infrastructure that connects NYSE Euronext's markets and other major market centers with numerous market participants in the United States and Europe. SFTI connects all NMS market centers in the United States and is expanding to link major and emerging markets around the globe. Through this single network, trading firms and investors can connect to real-time information and trading, while financial markets can provide customers with access to their data and execution services regardless of their trading platform or interfaces. Customers gain access to SFTI market centers via direct circuit to a SFTI access point or through a third-party service bureau or extranet provider.

Transactions

NYSE Technologies' Transaction Services business offers a wide range of products and services that help to facilitate trading. Community-driven services, FIX Order Routing and Liquidity Discovery are delivered to the NYSE Technologies Marketplace community, consisting of buy- and sell-side trading firms, over fully managed message channels. In addition, Transaction Services provides fully managed services, including a Hosted Transactions Hub solution (managed connectivity) and Risk and Market Access Gateways.

Competition

The market for NYSE Euronext's commercial trading and information technology services solutions is intensely competitive and characterized by rapidly changing technology, evolving industry standards and frequent new product and service installations. NYSE Euronext expects competition for these services to increase both from existing competitors and new market entrants. NYSE Euronext competes primarily on the basis of performance of services, return on investment in terms of cost savings and new revenue opportunities for its customers, scalability, ease of implementation and use of service, customer support and price. In addition, potential customers may decide to purchase or develop their own trading and other technology solutions rather than rely on an externally managed services provider like NYSE Euronext.

NYSE Euronext's Global Technology Group

NYSE Euronext is integrating its technologies globally to establish a single Universal Trading Platform, a multi-market, multi-geography and multi-regulation exchange platform for all NYSE Euronext markets (cash and derivatives in both the U.S. and Europe). This global technology initiative involves several upgrades to NYSE Euronext's current architecture, using technologies acquired through strategic initiatives and acquisitions. This initiative involves the simplification and convergence of NYSE Euronext's systems into a single global electronic trading platform system, with equities and derivatives-specific versions, as well as the implementation of a common customer gateway and market data system to enable market participants globally to access NYSE Euronext's markets, products and services via a common architecture. Notwithstanding migration to common trading platforms and linkages, the individual exchanges remain separate and access to the exchanges must be made through a member of the exchange. NYSE Euronext began this initiative in 2007 and have completed the migration of its European cash market to the Universal Trading Platform. NYSE Euronext is currently finalizing the migration of all its remaining markets to the Universal Trading Platform. NYSE Euronext began the final phase of the rollout of the program to all of its markets in 2009 and in 2010 it completed the migration of the NYSE Arca equities and options markets and the NYSE Amex Options market. During 2011, NYSE Euronext will complete the migration for NYSE Liffe and NYSE.

Data Centers

To enhance the capacity and reliability of its systems, in the second half of 2010, NYSE Euronext launched two new data centers in Basildon, England, and Mahwah, New Jersey (U.S.). All of the matching engines for its markets in Europe are now consolidated in the Basildon facility, and NYSE Euronext expects to complete the migration of its U.S. securities exchanges to the Mahwah facility during the first half of 2011.

NYSE Euronext seeks to ensure the integrity of its data network through a variety of methods, including access restrictions and firewalls. NYSE Euronext monitors traffic and components of its data network, and uses an application to detect network intrusions and monitor external traffic. Customer circuits and routers are monitored around the clock and anomalies in customer circuits are reported to its staff and carrier support personnel for resolution.

Properties

NYSE Euronext's headquarters are located in New York City, at 11 Wall Street, and in Paris, at 39 rue Cambon. Euronext's registered office is located at Beursplein 5, 1012 JW Amsterdam, the Netherlands. In total, NYSE Euronext maintains approximately 2.6 million square feet in offices throughout the United States, Europe and Asia. NYSE Euronext's principal offices, used by all of its segments, consist of the properties described below.

Location	Owned/Leased	Lease Expiration	Approximate Size
11 Wall Street			
New York, New York	Owned	N/A	370,000 sq. ft.
20 Broad Street			
New York, New York	Leased	2016	293,100 sq. ft.[1]
Mahwah, New Jersey	Leased	2029	395,900 sq. ft.
5 Beursplein			
Amsterdam, The Netherlands	Owned	N/A	130,500 sq. ft.[2]
39 Rue Cambon			
Paris, France	Leased	2015	145,500 sq. ft.
1 Cousin Lane			
London, United Kingdom	Leased	2022	91,000 sq. ft.
1 Place de la Bourse/Beursplein			
Brussels, Belgium	Leased	2093	127,600 sq. ft.
196 Avenida da Liberdade			
Lisbon, Portugal	Leased	2015	13,000 sq. ft.
Adelaide Exchange			
Belfast, Ireland	Leased	2019	57,250 sq. ft.
Basildon, United Kingdom	Owned	N/A	315,000 sq. ft.

(1) Does not include approximately 89,000 sq. ft. leased to third parties.
(2) Does not include approximately 25,000 sq. ft. leased to third parties.

NYSE Euronext believes the facilities it owns or occupies are adequate for the purposes for which they are currently used and are well-maintained.

There are no material encumbrances on property owned by NYSE Euronext.

Intellectual Property

NYSE Euronext owns the rights to a large number of trademarks, service marks, domain names and trade names in the United States, Europe and in other parts of the world. NYSE Euronext has registered many of its most important trademarks in the United States and other countries. NYSE Euronext holds the rights to a number of patents and has made a number of patent applications. However, NYSE Euronext does not engage in any

material licensing of these patents, nor are these patents, individually or in the aggregate, material to its business. NYSE Euronext also owns the copyright to a variety of material. Those copyrights, some of which are registered, include printed and online publications, websites, advertisements, educational material, graphic presentations and other literature, both textual and electronic. NYSE Euronext attempts to protect its intellectual property rights by relying on trademarks, copyright, database rights, trade secrets, restrictions on disclosure and other methods.

Employees

As of December 31, 2010, NYSE Euronext employed 2,968 full-time equivalent employees ("FTE's"). The following provides a breakdown by region and reportable segment of NYSE Euronext FTE's:

	US[1]	Europe	Segment total
Derivatives	164	470	634
Cash Trading & Listings	975	452	1,427
Information Services and Technology Solutions	467	290	757
Corporate	85	65	150
Total NYSE Euronext	1,691	1,277	2,968

(1) Includes 48 employees located in Asia.

Overall, NYSE Euronext considers its relations with its employees, as well as its relations with any related collective bargaining units or worker's councils, to be good.

Since December 31, 2010, the total number of employees has not changed significantly.

Stock Based Compensation

For information regarding the stock based compensation under the Stock Incentive Plan of NYSE Euronext see note 10 to the audited consolidated financial statements of NYSE Euronext as of December 31, 2010, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2010 included in this document.

Legal Proceedings

The following is a summary of significant legal matters as of the date of the publication of this document. Except for the proceedings cited in this section, there are no governmental, legal or arbitration proceedings (including any such proceedings pending or threatened, of which NYSE Euronext is aware), nor have there been any during the previous 12 months which may have or have had in the recent past material effects on NYSE Euronext's financial position or profitability.

IRS Notice

In November 2009, the Internal Revenue Service issued a notice of proposed adjustment seeking to disallow approximately $161 million in deductions taken by the NYSE for compensation paid to its former Chairman and Chief Executive Officer in the tax years 2001, 2002 and 2003. In February 2010, the NYSE filed a protest of the proposed disallowance and is awaiting a conference with the Internal Revenue Service Appeals Office.

Shareholder Lawsuits

Following the announcement of the business combination agreement, various lawsuits were filed by purported NYSE Euronext shareholders in at least two state courts. The plaintiffs are seeking to litigate on behalf of a proposed class of all NYSE Euronext shareholders. The named defendants include the members of NYSE Euronext board of directors, certain officers, as well as NYSE Euronext, Deutsche Börse and related corporate entities. Each lawsuit asserts a claim for breach of fiduciary duty against the individual defendants, and a claim

for aiding and abetting that alleged breach against one or more of the entity defendants. In general, the lawsuits critique the terms of the proposed transaction and seek, among other things, an injunction against its completion. NYSE Euronext is reviewing the complaints and intends to contest them.

In addition to the matters described above, certain affiliates of NYSE Euronext are from time to time involved in various legal and regulatory proceedings that arise in the ordinary course of business. NYSE Euronext does not believe, based on currently available information, that the results of any of these various proceedings will have a material adverse effect on its operating results or financial condition.

Material Contracts

Debt Agreements

In 2007, NYSE Euronext entered into a U.S. dollar and euro-denominated global commercial paper program of $3.0 billion in order to refinance the acquisition of the Euronext shares. As of December 31, 2010 and 2009, NYSE Euronext had $0.3 billion and $0.6 billion of debt outstanding at an average interest rate of 0.8% and 0.4% under this commercial paper program, respectively. The effective interest rate of commercial paper issuances does not materially differ from short term interest rates (Libor U.S. for commercial paper issued in U.S. dollar and Euribor for commercial paper issued in euro). The fluctuation of these rates due to market conditions may therefore impact the interest expense incurred by NYSE Euronext.

The commercial paper program is backed by a $2.0 billion 5-year syndicated revolving bank facility maturing on April 4, 2012. This bank facility is also available for general corporate purposes and was not drawn as of December 31, 2010. On September 15, 2008, the amount of commitments readily available to NYSE Euronext under the $2.0 billion April 2012 facility decreased from $2.0 billion to $1,833 million as a result of the bankruptcy filing of Lehman Brothers Holdings Inc., which had provided a $167 million commitment under this facility.

In 2006, prior to the combination with NYSE Group, Euronext entered into a €300 million ($401 million at December 31, 2010) revolving credit facility available for general corporate purposes, which matures on August 4, 2011. On a combined basis, as of December 31, 2010, NYSE Euronext had three committed bank credit facilities totaling $2.2 billion, with no amount outstanding under any of these facilities. The commercial paper program and the credit facilities include terms and conditions customary for agreements of this type, which may restrict NYSE Euronext's ability to engage in additional transactions or incur additional indebtedness.

In 2008, NYSE Euronext issued $750 million of 4.8% fixed rate bonds due in June 2013 and €750 million of 5.375% fixed rate bonds due in June 2015 in order to, among other things, refinance outstanding commercial paper and lengthen the maturity profile of its debt. In 2009, NYSE Euronext increased the €750 million 5.375% notes due in June 2015 to €1 billion as a result of an incremental offering of €250 million. The terms of the bonds do not contain any financial covenants. The bonds may be redeemed by NYSE Euronext or the bond holders under certain customary circumstances, including a change in control accompanied by a downgrade of the bonds below an investment grade rating. The terms of the bonds also provide for customary events of default and a negative pledge covenant.

Shareholders Agreement relating to Qatar Securities Market

On June 24, 2008, NYSE Euronext entered into a shareholders agreement with Qatar Investment Authority, a Qatar governmental authority. The agreement represents a strategic partnership between NYSE Euronext and the State of Qatar to develop the Doha Securities Market as an internationally integrated financial market in the global exchange sector. Pursuant to the terms of this agreement, NYSE Euronext acquired a 25% ownership interest in the Doha Securities Market for $250 million in cash. The State of Qatar retained the remaining 75% ownership of the Doha Securities Market through Qatar governmental authority. Under the terms of the shareholders agreement, NYSE Euronext is responsible for providing management services and technology.

Master Agreement Between ATOS Origin S.A. and NYSE Euronext

On July 11, 2008, NYSE Euronext and ATOS Origin, S.A. ("Atos Origin") entered into a Master Agreement (the "Master Agreement"), pursuant to which NYSE Euronext acquired the 50% stake in AtosEuronext Market Solutions ("AEMS") owned by Atos Origin, as a result of which AEMS became a wholly-owned subsidiary of NYSE Euronext. Upon completion of the transactions contemplated by the Master Agreement, NYSE Euronext owned the NSC cash trading and LIFFE CONNECT® derivatives trading platform technology and all of the management and development services surrounding these platforms, as well as AEMS's third-party exchange technology business and TRS/CRP. Atos Origin acquired the third-party clearing and settlement and capital markets businesses from AEMS (the "Carve Out").

Euronext France, a wholly-owned subsidiary of NYSE Euronext, acquired (a) all of the shares of AEMS held by Atos Origins and its affiliates and (b) certain of AEMS' cash and cash equivalents — which was approximately €130 million ($205 million) — for approximately €282 million ($445 million), subject to adjustment. The price adjustment reflected retention payments made by NYSE Euronext to AEMS employees in connection with the transaction, any dividends paid by AEMS to Atos Origin and its affiliates in 2008 prior to the closing of the transaction, and cash amounts relating to certain businesses and equity securities transferred out of AEMS in connection with the Carve Out.

The parties agreed to customary representations and warranties, covenants and indemnification obligations in the Master Agreement.

Clearing Relationship Agreement

On October 30, 2008, LIFFE Administration and Management (which is referred to in this section as "LIFFE") entered into a clearing relationship agreement with LCH.Clearnet Limited, a UK Recognised Clearing House.

The agreement provides for LIFFE to become central counterparty and to earn clearing revenues in respect of contracts entered into by clearing members on the LIFFE market and for LCH.Clearnet Limited to provide certain clearing services to LIFFE.

In consideration for the receipt of clearing services from LCH.Clearnet Limited under this agreement, LIFFE agreed to pay LCH.Clearnet Limited a base annual fee of €29,500,000 plus certain amounts to reflect inflation and an increase in the volume of trades on the LIFFE market over time. In addition, LIFFE agreed to provide LCH.Clearnet Limited with certain dependent services to enable it to perform its obligations under the agreement. The primary obligation of LCH.Clearnet Limited under the agreement is to accept the novation from LIFFE of the defaulting contracts of a LIFFE clearing member and to manage such member's positions under its default rules. Further, LCH.Clearnet Limited sets minimum margin requirements for members; collect margins on LIFFE's behalf; and make and receive payments through its established PPS payment infrastructure. LCH.Clearnet Limited also collects member fees on behalf of LIFFE and manages the collateral which support the positions of members on the LIFFE market. The agreement provides for the agreement of binding service levels prior to commencement and contains customary warranties, covenants and indemnification obligations.

LCH.Clearnet Limited was appointed as the exclusive provider of the services covered by the agreement wherever LIFFE acts as central counterparty to its members. LIFFE is otherwise free to appoint a third party to provide central counterparty and other clearing services to its members, provided that LCH.Clearnet Limited benefits from certain preferred supplier arrangements. LCH.Clearnet Limited's provision of services to LIFFE is on a non-exclusive basis. LCH.Clearnet Limited is bound to clear new products for LIFFE that meet certain criteria.

LIFFE or LCH.Clearnet Limited may terminate the agreement on one year's notice, subject to certain early termination penalties. In order to minimize the disruption to LIFFE markets upon the termination of the agreement, whether for cause or otherwise, the agreement includes an exit migration mechanism.

LCH.Clearnet Amended and Restated Clearing Agreement

Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and Euronext Paris are parties to an amended and restated clearing agreement with LCH.Clearnet S.A. and LCH.Clearnet Group Ltd., pursuant to which such Euronext exchanges designate LCH.Clearnet S.A. as their central counterparty clearing house to provide clearing services for transactions executed on those exchanges. The agreement was entered into in October 2003 and has a 30-month initial term and a 30-month termination notice provision.

NYSE Euronext on Corporate Responsibility

NYSE Euronext believes in being good corporate citizens by integrating workplace, community, market and environmental concerns into its business operations and interactions with stakeholders. In doing so, NYSE Euronext seeks to create long-term benefits for its business relationships, shareholders, customers, employees, constituents, NYSE Euronext's communities and the environment. NYSE Euronext's commitment to corporate responsibility is embedded in its corporate guidelines, serves as a framework to ethical decision making and practices and is inherently apparent in its strategic business initiatives.

NYSE Euronext believes that fulfilling its commitment to corporate responsibility demands high ethical standards and a corporate culture that values honesty, integrity and transparency in all that NYSE Euronext does. To contribute to its communities, NYSE Euronext financially supports and motivates its workers to become volunteers in their own communities in the United States and Europe and encourages its employees' philanthropic activities through matching gift programs. As a company, NYSE Euronext is committed to financial literacy and investor education, and NYSE Euronext has a number of initiatives in these areas designed to help raise awareness and effect change. NYSE Euronext also has been focused on measuring and improving its environmental impact. NYSE Euronext is in the process of developing a global corporate environmental policy to guide and unify these efforts. NYSE Euronext also provides the markets with solutions that help to address environmental concerns with investments such as NYSE Blue, which is a market-based carbon-trading solution to curbing emissions. NYSE Euronext also is committed to corporate responsibility more broadly, and hold a seat on the Corporate Responsibility Officers Association's Board of Governors.

In addition to these efforts, NYSE Euronext partners with its listed companies and non-profit organizations to raise awareness of a variety of topics, holding highly visible bell-ringing ceremonies and other events. NYSE Euronext also serves as a public forum for the exchange of new ideas and opportunities on issues such as environmental sustainability and corporate responsibility.

NYSE Euronext partners with its listed companies at all levels of advocacy on important public policy matters that impact investors and public companies. NYSE Euronext will continue to participate in the debate and dialogue on the global economic recovery, working to ensure that all market participants are properly heard and represented and that the new emerging landscape provides for the integrity and confidence inherent to an effective economic framework and to properly functioning capital markets.

Officers and Directors

Set forth below is information regarding NYSE Euronext's executive officers and directors. The only NYSE Euronext executive officers who also serve on NYSE Euronext's board of directors are Duncan L. Niederauer, Chief Executive Officer, and Dominique Cerutti, President and Deputy Chief Executive Officer. All of NYSE Euronext's executive officers have been appointed by and serve at the pleasure of NYSE Euronext board of directors.

Name	Age	Title
Duncan L. Niederauer	51	Chief Executive Officer and Director
Dominique Cerutti	50	President, Deputy Chief Executive Officer and Director
Lawrence E. Leibowitz	50	Chief Operating Officer
Michael S. Geltzeiler	52	Group Executive Vice President and Chief Financial Officer
Roland Gaston-Bellegarde	49	Group Executive Vice President and Head of European Execution
Philippe Duranton	50	Group Executive Vice President and Global Head of Human Resources
Garry P. Jones	52	Group Executive Vice President and Head of Global Derivatives
John K. Halvey	50	Group Executive Vice President and General Counsel
Claudia O. Crowley	53	Chief Executive Officer of NYSE Regulation, Inc.
Jan-Michiel Hessels	68	Chairman of the Board of Directors
Marshall N. Carter	70	Director
André Bergen	60	Director
Ellyn L. Brown	61	Director
Patricia M. Cloherty	68	Director
Sir George Cox	70	Director
Sylvain Hefes	58	Director
Duncan M. McFarland	67	Director
James J. McNulty	60	Director
Ricardo Salgado	66	Director
Robert G. Scott	65	Director
Jackson P. Tai	60	Director
Rijnhard van Tets	63	Director
Sir Brian Williamson	66	Director

Executive Officers

Duncan L. Niederauer. Mr. Niederauer was appointed chief executive officer and director of NYSE Euronext, effective December 1, 2007, after joining NYSE Euronext in 2007 as a member of the management committee. Mr. Niederauer also serves on the board of NYSE Group. Mr. Niederauer was previously a partner at The Goldman Sachs Group, Inc. (United States) where he held many positions, among them, co-head of the Equities Division execution services franchise and the managing director responsible for Goldman Sachs Execution & Clearing, L.P. (formerly known as Spear, Leeds & Kellogg L.P.). Mr. Niederauer joined The Goldman Sachs Group, Inc. in 1985. Mr. Niederauer also serves on the board of trustees for Colgate University.

Dominique Cerutti. Mr. Cerutti was appointed president and deputy chief executive officer in the first quarter of 2010, and has served as a director since April 28, 2011. He joined NYSE Euronext on December 15, 2009 and was approved as deputy chief executive officer and head of Global Technology on December 31, 2009.

Mr. Cerutti most recently served as General Manager of IBM Southwest Europe. In this role, he led all of IBM's business operations, had full profit and loss responsibility and ensured risk management, compliance and business controls across IBM's business units in southern and western Europe. Mr. Cerutti was a member of IBM Chairman and CEO Sam Palmisano's Senior Leadership Team. Previously, he was general manager of IBM's Global Services in Europe, Middle East & Africa, based in Paris. In 1999, he was appointed executive assistant at IBM's New York headquarters to former IBM Chairman and CEO Louis V. Gerstner.

Lawrence E. Leibowitz. Mr. Leibowitz was appointed chief operating officer in the first quarter of 2010. In this capacity, he is responsible for operations management, global cash execution and global listings. He previously served as group executive vice president and head of U.S. Execution and Global Technology from 2007 until 2009. He joined NYSE Euronext in 2007, having served as managing director and chief operating officer, Americas Equities, at UBS Investment Bank. Prior to joining UBS in 2004, Mr. Leibowitz held the position of executive vice president, co-head of Schwab Capital Markets, the trading and execution arm of Schwab. He has served on many industry boards and committees, among them the Market Structure Committee of the former Securities Industry Association (now SIFMA).

Michael S. Geltzeiler. Mr. Geltzeiler has served as group executive vice president and chief financial officer since 2008. Most recently, he served as president, School and Educational Services for The Reader's Digest Association, a global media and direct marketing company. He was the organization's CFO and senior vice president from 2001 to 2007. In 2005, Mr. Geltzeiler's responsibilities were expanded to also include oversight for global operations and information technology. While at ACNielsen Corporation, a global information and media company, from 1995 to 2001, Mr. Geltzeiler served as CFO, SVP and controller, and CFO for ACNielsen Europe, Middle East and Africa. He held a variety of positions in corporate finance in America and abroad while at The Dun & Bradstreet Corporation, a leading provider of commercial information and insight on businesses worldwide, from 1980 to 1995. Mr. Geltzeiler currently serves on the boards of the Museum of American Finance, Lerner College of Business and Economics Advisory Board, the Madison Square Boys and Girls Club, the NYSE Foundation and the Euronext Supervisory Board, as well as an officer of the Fallen Heroes Fund.

Roland Gaston-Bellegarde. Mr. Gaston-Bellegarde is group executive vice president and head of European Execution. He is responsible for European listing activities as well as trading, which includes managing market operations for the four Euronext markets and handling product development and user relations on the buy-side and sell-side. Mr. Gaston-Bellegarde previously served as head of Cash Trading beginning in 2000 and has been leading the process to integrate the NSC trading platform across the Euronext markets. As such, he has defined and developed the global Euronext market model for securities trading. From 1998 to 2000, Mr. Gaston-Bellegarde served as head of Cash & Derivatives Markets — ParisBourse. From 1995 to 1998, he served as head of Cash Markets — ParisBourse.

Philippe Duranton. Mr. Duranton has served as group executive vice president and global head of Human Resources since March 2008. Prior to joining NYSE Euronext, Mr. Duranton had been senior vice president of human resources for Cognos Inc., a world leader in business intelligence and performance management solutions, from 2007 until 2008. From 2003 to 2006, he was executive vice president for GEMPLUS, a digital security provider. Prior to these positions, Mr. Duranton served in senior human resources positions at Vivendi Universal TV and Film Group and Thales, a leader in defense, aerospace, security and transportation.

Garry P. Jones. Mr. Jones has served as group executive vice president and head of Global Derivatives since May 2009. From 2007 to April 2009, Mr. Jones was executive director of Business Development and Strategy for NYSE Liffe, with responsibility for marketing, sales, product development and business strategy. Mr. Jones joined NYSE Liffe from ICAP plc, where he was CEO of ICAP Electronic Broking (Europe) and, prior to this, was CEO and President of BrokerTec Europe Ltd, the bank consortium-owned global fixed income electronic trading platform. Mr. Jones worked for almost 20 years in a variety of senior management roles in trading, sales and research for investment banks in both the United States and Europe, focusing on the bond and derivatives markets, working for Bankers Trust, Merrill Lynch, Daiwa Securities and Banque Paribas.

John K. Halvey. Mr. Halvey has served as group executive vice president and general counsel of NYSE Euronext since 2008. Mr. Halvey also serves on the supervisory board of Euronext N.V. Prior to joining NYSE Euronext in 2008, Mr. Halvey was a corporate partner with the international law firm of Milbank, Tweed, Hadley & McCloy, LLP from 1994 to 1999 and from 2001 to 2008. From 1999 to 2001, Mr. Halvey was executive vice president of Safeguard Scientifics, Inc., a private equity and venture capital firm. Mr. Halvey has practiced in all areas of corporate, technology and intellectual property law, with particular emphasis on information technology and business process related transactions and private equity transactions involving technology companies.

Claudia O. Crowley. Ms. Crowley was appointed chief executive officer of NYSE Regulation in July 2010. She is also the chief regulatory officer of the NYSE, NYSE Arca and NYSE Amex. Ms. Crowley joined NYSE Regulation in October 2008 as senior vice president of NYSE Regulation and chief regulatory officer of NYSE Amex. She also became chief of staff of NYSE Regulation in January 2009. Prior to joining NYSE Regulation, Ms. Crowley was senior vice president and chief regulatory officer at the American Stock Exchange (now NYSE Amex). She joined the American Stock Exchange in 1983 as an enforcement attorney and later served on the legal staff. Ms. Crowley reports solely to the NYSE Regulation board of directors. Ms. Crowley performs certain policy-making functions with respect to NYSE Euronext. She has informed and assisted NYSE Euronext's management in developing regulatory policies and assisted management in the development and structuring of its U.S. market structure initiatives. Ms. Crowley does not report to the NYSE Euronext board of directors or any of its executive officers.

Directors

Jan-Michiel Hessels. Mr. Hessels is the chairman of the NYSE Euronext Board of Directors. He served as chairman of the supervisory board of Euronext since its creation in September 2000 until the merger of Euronext and NYSE Group. Before that, he was a member of the supervisory board of the Amsterdam Exchange since its creation in 1997. He was the chief executive officer of Royal Vendex KBB from 1990 to 2000 and served on the supervisory boards of Royal Vopak N.V. (the Netherlands) from 1999 to 2005, Laurus N.V. (the Netherlands) from 1998 to 2004, B&N.com Inc. from 1999 to 2003 and Schiphol Group N.V. (the Netherlands) from 1993 to May 2006. Mr. Hessels was a member of the supervisory board of Fortis N.V. (the Netherlands/Belgium) from 2001 to 2007 and was deputy chairman of the supervisory board from 2007 to February 2009. Mr. Hessels was chairman of SC Johnson Europlant N.V. (the Netherlands) from October 2004 to December 2009 and chairman of Royal Philips Electronics N.V. (the Netherlands) from 2008 to 2011. He serves on the boards of Euronext Amsterdam N.V. (a subsidiary of Euronext) and Heineken N.V. (the Netherlands). In addition, he chairs the board of the Netherlands Committee for Economic Policy Analysis.

Mr. Hessels' significant experience as a leader of NYSE Euronext and its predecessor organizations makes him qualified to understand NYSE Euronext's business, competitors and opportunities. In addition, Mr. Hessels' diverse professional experience as a chairman and director of a number of international public corporations, managerial experience as a chief executive officer, considerable international business experience and accomplishments in the fields of finance and economics allow him to bring a strategic point of view to the Board. These are the qualities that led the Nominating and Governance Committee to the conclusion that Mr. Hessels should serve as a director of NYSE Euronext.

Marshall N. Carter. Mr. Carter is the deputy chairman of the NYSE Euronext Board of Directors. Mr. Carter served on the board of NYSE Group from November 2003 and as chairman of that board from April 2005 until the merger of NYSE Group and Euronext. Mr. Carter has also served as a director of NYSE Liffe U.S. since November 2008. Mr. Carter is the former chairman and chief executive officer of the State Street Bank and Trust Company, and of its holding company, State Street Corporation (United States), a position in which he served from 1992 until his retirement in 2001. He joined State Street in July 1991, as president and chief operating officer, and became chief executive officer in 1992 and chairman in 1993. Mr. Carter formerly served as a director of Honeywell International, Inc. (United States) from 1997 to 2005 and was the chairman of the Board of

Trustees of the Boston Medical Center from 2001 to 2009. He also served in Vietnam as a Marine Corps infantry officer. Mr. Carter was most recently a lecturer in leadership and management at the Sloan School of Management at Massachusetts Institute of Technology and Harvard's Kennedy School of Government, where, from 2001 to 2005, he was a fellow at the Center for Public Leadership and the Center for Business and Government.

The specific experience, qualifications, attributes and skills that the Nominating and Governance Committee considered in concluding that Mr. Carter should serve as a director of NYSE Euronext include his extensive experience as the chief executive of a major banking and financial services organization, chairman and director of a number of major organizations, distinguished contribution to academia in the fields of business and government and significant experience as a leader of NYSE Euronext and its predecessor organizations. These qualities demonstrate Mr. Carter's experience and analytic skills that allow him to understand the complexities of NYSE Euronext's business and bring a unique direction to the Board's strategic discussions.

André Bergen. Mr. Bergen has served as a director of NYSE Euronext since April 2010. Mr. Bergen served as chief executive officer of KBC Bank from 2003 to 2006 and as chief executive officer of KBC Group from 2006 until his retirement in 2009. Prior to his position with KBC Bank, Mr. Bergen was chief financial and administrative officer of Agfa-Gevaert Group. During his career, Mr. Bergen has taught at different universities in Belgium and abroad. Mr. Bergen also held various positions at Generale Bank from 1982 to 1999. Mr. Bergen holds non-executive board positions with the King Baudouin Foundation and the Flemish Fund for Scientific Research.

Mr. Bergen is also a member of the boards of Cofinimmo S.A. (Belgium), Ahlers N.V. (Belgium), NIBC Bank (the Netherlands), Zuhair Fayez Partners (Saudi Arabia), a director of Sapient Investment Managers (Cyprus) and is a former member of the board of the Flemish Employers Association.

Mr. Bergen's significant experience as the chief executive of a major banking and financial services organization in addition to his managerial experience and other leadership roles at major corporations, distinguished contributions to academia and dedication to public service are the specific experiences, qualifications, attributes and skills that the Nominating and Governance Committee considered in concluding that Mr. Bergen should serve as a director of NYSE Euronext. These qualities enable him to understand NYSE Euronext's operations and strategic objectives and enhance the Board's strategic decision-making function.

Ellyn L. Brown. Ms. Brown has served as a director of NYSE Euronext and its predecessors since April 2005. She is also a director of NYSE Regulation and serves on the Board of Governors of FINRA. Ms. Brown practiced corporate and securities law from 1980 until her retirement in 2010, most recently as principal of Brown & Associates, and has taught securities law at Villanova University and the University of Maryland. She is a trustee of the Financial Accounting Foundation (parent of the Financial Accounting Standards Board and Government Accounting Standards Board) and a director of Walter Investment Management Corporation, a publicly-traded REIT (a U.S.-based Real Estate Investment Trust). Ms. Brown served as Maryland's Securities Commissioner from 1987 to 1992, and later was a member of the boards of the National Association of Securities Dealers Regulation and the Certified Financial Planner Board of Standards. Ms. Brown also has served on the boards of a number of not-for-profit entities, including the Baltimore Symphony Orchestra Association.

The Nominating and Governance Committee considered Ms. Brown's considerable experience in the field of securities regulation, including as a member of several professional standards boards and regulatory bodies and as a securities and corporate lawyer, her distinguished contribution to academia in the field of law and her dedication to public service, in concluding that she should serve as a director of NYSE Euronext. Such experience and qualifications allow her to understand the regulatory functions of the exchanges that NYSE Euronext operates and demonstrate her commitment to its industry.

Patricia M. Cloherty. Ms. Cloherty has served as a director of NYSE Euronext since April 2009. She is chairman and chief executive officer of Delta Private Equity Partners, LLC, manager of the U.S. Russia

Investment Fund and Delta Russia Fund, L.P., two venture capital funds. She is the former co-chairman, president and general partner of Apax Partners, Inc. (formerly Patricof & Co. Ventures, Inc.), a multi-billion-dollar private equity company that she joined in 1970 and from which she withdrew in 2000. From 1977 to 1978, she served as deputy administrator, U.S. Small Business Administration. Ms. Cloherty holds various directorships, among them PrimeStar (Russia), Vesch! (Russia), VideoNext Network Solutions, Inc. (U.S. and Ukraine) and DeltaLeasing (Russia) and is a former director of American Chamber of Commerce (Russia). She is a former trustee of Columbia University, a trustee for life of International House and a trustee emeritus of Columbia University's Teachers College. She is a member of The Rockefeller University Council and the Council on Foreign Relations. She is also a member of the Advisory Boards of two business schools in Russia, in Skolkovo and Saint Petersburg. Ms. Cloherty was appointed to the board of the U.S. Russia Investment Fund in 1995 by President Clinton, served as chairman of the board from 1998 until 2004 and has been chief executive officer of its management company since 2003.

Ms. Cloherty's expansive experience in private equity, venture capital, capital formation and international business, including managerial experience as a chief executive officer, leadership roles as a director of a number of international and foreign companies, including several in the technology industry, distinguished contributions to academia and dedication to public service and foreign relations were qualifications and traits that the Nominating and Governance Committee considered when concluding that she should serve on the Board of Directors. These diverse experiences and qualifications demonstrate Ms. Cloherty's ability to understand the international environment in which NYSE Euronext operates and contribute to the Board's strategic decision-making function.

Sir George Cox. Sir George has served as a director of NYSE Euronext and its predecessors since April 2002. Prior to that, he was a senior independent director of London International Financial Futures & Options Exchange (United Kingdom) ("LIFFE") from 1999 until the acquisition of LIFFE by Euronext in 2002. He was director general of the Institute of Directors, an organization representing individual company directors in the United Kingdom, from 1999 to 2004, and director of Enterprise Insight (United Kingdom) from 2000 to 2005. Sir George also served as chairman of the Design Council, the United Kingdom's national strategic body for design, served as a senior independent director of Bradford & Bingley (United Kingdom) and served as a trustee of VSO. He is a non-executive director of Shorts Ltd (United Kingdom), the president of the Royal College of Speech and Language Therapists, the chairman of Merlin (Medical Emergency Relief International) USA, a council member and Pro Chancellor of Warwick University, chair of the Warwick Business School Board and the president of the Institution of Engineering Designs.

Sir George's significant experience as a leader of NYSE Euronext and its predecessor organizations, particularly in its derivatives business, of which he had been a leader since the 1990s, allows him to understand NYSE Euronext's various business segments, its technology, its markets and its strategic objectives. In addition, Sir George's diverse background as a chairman and director of a number of major organizations, his distinguished contributions to academia and his dedication to public service provide a perspective that enhances the Board's strategic discussions. The Nominating and Governance Committee considered these attributes and skills in reaching its conclusion that Sir George should serve as a director of NYSE Euronext.

Sylvain Hefes. Mr. Hefes has served as a director of NYSE Euronext since April 2007. He joined NM Rothschild & Sons Ltd. (United Kingdom) in 2005 where he serves as senior advisor. Prior to this time, Mr. Hefes was head of European Wealth Management at The Goldman Sachs Group, Inc. (United States), where he became a partner in 1992 and served as head of the firm's Paris office and eventually all of the firm's private banking business in Europe. Mr. Hefes currently serves as chairman of the executive board of Paris Orléans (France), and as a director of Rothschild Continuation Holdings AG (Switzerland).

The Nominating and Governance Committee considered Mr. Hefes' senior leadership roles at major banking and financial services organizations throughout Europe in concluding that he is able to understand the position of NYSE Euronext and its various business segments relative to its competitors, particularly on an

international scale. It is this international perspective, in addition to Mr. Hefes' diverse professional and managerial experience as a senior partner, chairman and director of a number of major organizations that led the Nominating and Governance Committee to conclude that Mr. Hefes would contribute to the Board's strategic vision and therefore should serve as a director of NYSE Euronext.

Duncan M. McFarland. Mr. McFarland has served as a director of NYSE Euronext and its predecessors since June 2006. He retired in June 2004 as the chairman and chief executive officer of Wellington Management Company (United States), one of the largest global, independent investment managers, after a career of nearly 40 years. He currently serves on the boards of two public companies, The Asia Pacific Fund, Inc. (United States) and Gannett Co., Inc. (United States). Mr. McFarland formerly served as a trustee of the Financial Accounting Foundation (parent of the Financial Accounting Standards Board) and the Clancil Foundation. Mr. McFarland also currently serves as a trustee of the Bromley Charitable Trust and RARE, Inc., a global environmental organization. He is also a director of New Profit, Inc., a non-government organization that primarily serves inner-city constituencies.

Mr. McFarland's extensive experience as the chairman and chief executive of a global financial services organization, as a trustee of a financial accounting standards body and as a director of major public companies, including service as the chairman of the executive compensation committee of Gannett, coupled with Mr. McFarland's dedication to public service were particular experiences, qualifications and traits that the Nominating and Governance Committee considered in concluding that Mr. McFarland is qualified to understand NYSE Euronext's results of operations and financial condition, as well as those of its significant business segments, and to add significantly to the Board's decision-making processes.

James J. McNulty. Mr. McNulty has served as a director of NYSE Euronext and its predecessors since December 2005. Mr. McNulty is also the chairman of the board of directors of NYSE Liffe U.S. He served as a director of Archipelago Holdings LLC (United States) from August 2004 to March 2006. Mr. McNulty retired from the Chicago Mercantile Exchange where he served as president and chief executive officer from February 2000 to December 2003 and of Chicago Mercantile Exchange Holdings Inc. from August 2001 to December 2003. He also served as a director on both entities' boards during that period. Prior to joining the Chicago Mercantile Exchange, he served as managing director and co-head of the Corporate Analysis and Structuring Team in the Corporate Finance Division at Warburg Dillon Read, an investment banking firm now known as UBS Warburg. Mr. McNulty served as the senior independent director of ICAP plc until his retirement in September 2010. He currently serves on the advisory board of Marvin & Palmer Associates.

Mr. McNulty's significant experience as a leader of NYSE Euronext and its predecessor organizations as well as his leadership roles with other organizations that operate exchanges, his managerial experience as a chief executive officer and a director and his extensive experience as an investment banker with a global financial services firm led the Nominating and Governance Committee to conclude that he would be able to add unique insight into the position of NYSE Euronext relative to its peers and to guide NYSE Euronext to achieve its operational, financial and strategic goals. The committee therefore concluded that Mr. McNulty should serve as a member of the Board of Directors.

Ricardo Salgado. Mr. Salgado has served as a director of NYSE Euronext and its predecessors since April 2002. Previously, Mr. Salgado served as chairman of the board of BVLP Sociedade de Gestora de Mercados Regulamentados, S.A. (Portugal) from 2000 until the merger with Euronext in 2002. Currently, he also serves as a member of the executive board of the Espirito Santo Group (Portugal), the vice-chairman and president of the executive committee of Banco Espirito Santo (Portugal) and chairman of the board of directors of Espirito Santo Financial Group S.A. (Luxembourg).

Mr. Salgado's extensive experience as a chairman and member of the executive board of an international banking and financial services organization, in addition to his experience in the European securities exchange industry, including significant experience as a leader of NYSE Euronext and its predecessor organizations, led

the Nominating and Governance Committee to conclude that Mr. Salgado would contribute a thorough understanding of NYSE Euronext's financial and economic climate, particularly on an international level, to the Board of Directors and therefore should serve as a director of NYSE Euronext.

Robert G. Scott. Mr. Scott has served as a director of NYSE Euronext since February 2010. Mr. Scott was president, chief operating officer and a director of Morgan Stanley until December 2003 and continues as an advisory director of the company. Mr. Scott was named chief financial officer of Morgan Stanley Dean Witter at the time of the merger between Morgan Stanley and Dean Witter and became president and chief operating officer in 2001. Mr. Scott joined Morgan Stanley in 1970 and became a managing director in 1979. Prior to the merger, Mr. Scott held a number of positions with worldwide responsibility, including director of investment banking from 1994 to 1996, director of corporate finance from 1992 to 1994 and director of capital market services from 1985 to 1992. Mr. Scott is a trustee of Williams College and a member of the advisory council of the Stanford University Graduate School of Business. Mr. Scott is currently a director of Genpact, a publicly traded business process outsourcing company located in India and a member of the board of trustees of New York Presbyterian Hospital. Mr. Scott is a trustee of the Naples Children and Educational Foundation. Mr. Scott is a former executive vice president of the Greater New York Council of the Boy Scouts of America (1992 to 2004) and was a director of Archipelago Holdings, Inc. He is a former trustee of the Japan Society, former chairman of the American Museum of Fly Fishing and a former trustee and chairman (1984 to 2004) of The Seeing Eye, Inc.

The Nominating and Governance Committee believes that Mr. Scott's diverse professional experience as a president, chief operating officer and chief financial officer of a global financial services firm, his leadership roles as a director of one of NYSE Euronext's predecessor organizations and as a director of a major international public company, his distinguished contributions to academia and his dedication to public service demonstrate his ability to understand NYSE Euronext's business and add a perspective that will enhance the Board's strategic discussions. It is for these reasons that the committee concluded that Mr. Scott should serve on the Board of Directors.

Jackson P. Tai. Mr. Tai has served as a director of NYSE Euronext since April 2010. Mr. Tai served as chief executive officer and vice chairman of DBS Group Holdings Ltd. and DBS Bank Ltd. from June 2002 to December 2007. He joined DBS as chief financial officer in July 1999 and was appointed president and chief operating officer in 2001. Prior to his eight years of service with DBS in Singapore, he served 25 years with J.P. Morgan & Co. as a managing director in the Investment Banking Division, holding management positions in New York, Tokyo and San Francisco.

As of March 2011, Mr. Tai is a director of The Bank of China Ltd. He has been a director of MasterCard Incorporated since September 2008, and a director of CapitaLand Ltd. since November 2000. He has been a non-executive director of privately-held Brookstone Inc. and its subsidiary, Brookstone Company Inc., since August 2008 and their chairman since February 2009. Mr. Tai is a trustee of Rensselaer Polytechnic Institute, a member of the Harvard Business School Asia Pacific Advisory Board, a governor of the San Francisco Symphony and a trustee of the Asian Art Museum. Previously, Mr. Tai was a member of the supervisory board of ING Groep NV from April 2008 to January 2011. Mr. Tai was also member of the Bloomberg Asia Pacific Advisory Board from 2006 to 2010, non-executive vice chairman of The Islamic Bank of Asia, Limited from 2006 to 2008, and a non-executive director of Singapore Telecommunications Ltd. from 2000 to 2006.

Mr. Tai's global experience as the chief executive of a major banking and financial services organization, senior leader of a global investment bank, director of major international public companies, coupled with his deep knowledge of the business, banking and financial services climates in Asia and his dedication to academia are the specific experiences, qualifications, attributes and skills that the Nominating and Governance Committee considered in concluding that Mr. Tai should serve as a director of NYSE Euronext. These qualities will enable him to understand NYSE Euronext's operations and strategic objectives, particularly on an international level.

Rijnhard van Tets. Mr. van Tets has served as a director of NYSE Euronext and its predecessors since May 2003 and serves as the chairman of Euronext. Mr. van Tets is a managing director at Laaken Asset Management N.V. and previously served as an advisor to the managing board of ABN AMRO Bank N.V. (the Netherlands) until May 2007 and as chairman of the board of Wegener, N.V. until 2007. Mr. van Tets was vice-chairman of the Amsterdam Stock Exchange Association from 1988 to 1989 and a director of Euroclear from 1994 to 1999. Mr. van Tets served as a member of the supervisory board of Reliant Energy N.V. (the Netherlands) from 2000 to 2003 and as a member of the board of Stichting Holland Casino (the Netherlands) from 2000 to 2004. He is the chairman of the supervisory board of Arcadis (the Netherlands) and also a member of the supervisory boards of I.F.F. Holding B.V. (the Netherlands) and Petrofac Ltd. (United Kingdom), chairman of the board of Equity Trust Holdings S.A.R.L. (Luxembourg), chairman of the supervisory board of Euronext Amsterdam N.V. (a subsidiary of Euronext), chairman of the investment committee of Verenigd Bezit (the Netherlands) and chairman of the board of Stichting Administratiekantoor Buhrmann N.V. (the Netherlands).

The Nominating and Governance Committee has considered Mr. van Tets' substantial experience as a leader of NYSE Euronext and its predecessor organizations, as well as his extensive experience in international business as a managing director and partner of an asset management company and chairman and director of a number of global companies. This diversity of professional experiences and significant knowledge of NYSE Euronext's worldwide business led the committee to conclude that Mr. van Tets would add a valuable perspective to Board discussions and should therefore serve on the Board of Directors.

Sir Brian Williamson. Sir Brian has served as a director of NYSE Euronext and its predecessors since April 2002. Sir Brian is also a director of NYSE Liffe U.S. Previously, he was chairman of LIFFE, from 1985 to 1988 and from 1998 to 2003 (after the acquisition of LIFFE by Euronext), member of court of the Bank of Ireland from 1990 to 1999, director of the Financial Services Authority (United Kingdom) from 1986 to 1998, member and chairman of the International Advisory Board of Nasdaq (U.S.) from 1995 to 1998, and governor-at-large of the National Association of Securities Dealers (United States) from 1995 to 1998. He was also chairman of Gerrard Group plc (United Kingdom) from 1989 to 1998, director of Templeton Emerging Markets Investment Trust plc (United Kingdom) from 2002 to 2003, director of Resolution plc (United Kingdom) from 2004 to 2008, director of Climate Exchange plc (United Kingdom) from 2007 to 2010, and chairman of Electra Private Equity plc (United Kingdom) from 2000 to 2010. Currently, Sir Brian is a director of MT Fund Management Ltd (United Kingdom), director of HSBC Holdings plc (United Kingdom), director of Politeia (United Kingdom), director of Live-Ex Limited (United Kingdom) and a trustee of the Winston Churchill Memorial Trust.

Sir Brian's exceptional experience in NYSE Euronext's industry and with its business, particularly his notable experience as a leader of NYSE Euronext and its predecessor organizations in Europe and with the financial services industry regulatory bodies in the United Kingdom and the United States, together with his extensive experience as a chairman and director of asset managers, investment companies and other public companies as well as his dedication to public service led the Nominating and Governance Committee to conclude that Sir Brian would add deep knowledge and understanding of NYSE Euronext's business and strategic objectives as well as the regulatory environment in which its exchange businesses operate to the NYSE Euronext Board and therefore should serve as a director of NYSE Euronext.

The business address of each of the members of NYSE Euronext's officers and directors is 11 Wall Street, New York, New York 10005, United States.

Compensation of Directors

Non-management directors of NYSE Euronext are compensated under its director compensation program, which is reviewed annually by the Nominating and Governance Committee and approved by the Board. The chairman, the deputy chairman and each of the other non-management members of the Board receives an annual fee of $450,000, $250,000 and $150,000, respectively. These fees are paid 50% in cash and 50% in restricted stock units (which are referred to in this document as "RSUs") granted under the NYSE Euronext Omnibus

Incentive Plan, which are vested immediately upon grant. The cash portion generally is paid quarterly in arrears, and the RSUs generally are granted on the annual meeting date. The shares underlying the RSUs are delivered on a director's retirement, resignation or other termination (other than for cause), unless the director timely elects to receive the shares in five annual installments following such termination. Prior to the delivery of the shares, directors receive dividend equivalents on the RSUs in respect of any cash dividends that NYSE Euronext's shareholders receive.

The chairman of the Audit Committee receives an additional annual fee of $25,000. The chairman of each of the Nominating and Governance Committee, the Technology Committee and the Human Resources and Compensation Committee, and each member of the Audit Committee, receives an additional annual fee of $10,000. The chairman and deputy chairman of the Board, however, are not eligible for any such additional fees. All such additional annual fees are paid entirely in cash on the same quarterly schedule in arrears as the cash portion of the Board fee.

NYSE Euronext's non-management directors are reimbursed for their out-of-pocket travel expenses. In certain cases, as described below, NYSE Euronext's non-management directors who also serve as directors on the boards of NYSE Euronext's subsidiaries receive additional compensation for such service. NYSE Euronext generally provides NYSE Euronext's non-U.S. based directors with reimbursement for tax advice and preparation services primarily related to additional tax obligations resulting from their compensation as directors.

The following table contains compensation information about the fees and other compensation paid to the members of the NYSE Euronext Board of Directors in the fiscal year ended December 31, 2010.

Name	Fees Earned or Paid in Cash	Stock Awards[1]	All Other Compensation[2]	Total
	(in U.S. dollars)			
André Bergen[3]	62,983	56,250	3,148	122,381
Ellyn L. Brown[4]	125,000	75,000	10,184	210,184
Marshall N. Carter[5]	140,000	125,000	18,503	283,503
Patricia M. Cloherty	85,000	75,000	7,042	167,042
Sir George Cox	85,000	75,000	10,347	170,347
Sylvain Hefes	85,000	75,000	10,347	170,347
Jan-Michiel Hessels[6]	234,975	225,000	29,040	489,015
Dominique Hoënn[7]	67,791	0	1,800	69,591
Shirley Ann Jackson[8]	99,709	0	2,009	101,718
Duncan M. McFarland	75,000	75,000	10,184	160,184
James J. McNulty[9]	131,733	75,000	25,028	231,761
Baron Jean Peterbroeck[10]	24,709	0	1,800	26,509
Alice M. Rivlin[11]	28,004	0	2,009	30,013
Ricardo Salgado	75,000	75,000	10,347	160,347
Robert G. Scott[3]	79,708	69,708	2,793	152,209
Jackson P. Tai[3]	62,500	62,500	2,148	127,148
Jean-François Théodore	75,000	75,000	3,865	153,865
Rijnhard van Tets[13]	140,195	75,000	20,834	236,029
Sir Brian Williamson[14]	93,267	75,000	12,674	180,941

Notes:

(1)   This column represents the aggregate grant date fair value of RSUs granted to the directors in 2010, computed in accordance with FASB ASC Topic 718. For further information on how NYSE Euronext accounts for stock-based compensation, please see Notes 2 and 10 to the consolidated financial statements included in this document.

(2)   This column includes dividend equivalents paid to directors on their RSUs as follows: Mr. Bergen ($2,148), Ms. Brown ($10,184), Mr. Carter ($18,503), Ms. Cloherty ($7,042), Sir George ($9,347), Mr. Hefes ($9,347), Mr. Hessels ($28,040), Mr. Hoënn ($1,800), Dr. Jackson ($2,009), Mr. McFarland

($10,184), Mr. McNulty ($25,028), Baron Peterbroeck ($1,800), Dr. Rivlin ($2,009), Mr. Salgado ($9,347), Mr. Scott ($2,793), Mr. Tai ($2,148), Mr. Théodore ($2,865), Mr. van Tets ($9,347) and Sir Brian ($9,347).

(3) Mr. Scott joined the NYSE Euronext Board of Directors on February 4, 2010, and Messrs. Bergen and Tai joined the NYSE Euronext Board of Directors on April 29, 2010. Their compensation for 2010 was pro-rated accordingly.

(4) Fees Earned or Paid in Cash includes a fee of $50,000 paid to Ms. Brown for her service on the board of directors of NYSE Regulation.

(5) Fees Earned or Paid in Cash includes a fee of $15,000 paid to Mr. Carter for his service on the board of directors of NYSE Liffe U.S.

(6) Fees Earned or Paid in Cash includes a fee of $9,975 paid to Mr. Hessels for his service on the supervisory board of Euronext Amsterdam N.V. This payment reflects the U.S. dollar equivalent of the amount paid in euros, based on $1.33 per euro which was the average exchange rate for 2010.

(7) Fees Earned or Paid in Cash includes $2,500 paid to Mr. Hoënn for his service as chairman of the Audit Committee. Fees Earned or Paid in Cash also includes $38,570 paid to Mr. Hoënn for his service as vice chair of the Euronext supervisory board and chairman of the Euronext audit committee and includes payment for services in 2010 as a member of the Comité d'Orientation of Euronext Paris S.A. These payments reflect the U.S. dollar equivalent of the amounts paid in euros, based on $1.33 per euro, which was the average exchange rate for 2010. Mr. Hoënn did not stand for re-election at the 2010 annual meeting, and his compensation for his service on the Board was pro-rated accordingly.

(8) Fees Earned or Paid in Cash for Dr. Jackson includes $75,000 for her service as member and chairman of the NYSE Regulation board of directors. Dr. Jackson did not stand for re-election at the 2010 annual meeting, and her compensation for her service on the Board was pro-rated accordingly.

(9) Mr. McNulty joined the Human Resources and Compensation Committee as its chairman on April 29, 2010 and compensation for his service as chairman was pro-rated accordingly. Fees Earned or Paid in Cash for Mr. McNulty includes $50,000 for his service as chairman of NYSE Liffe U.S. In addition, in 2010, NYSE Euronext paid $483,169 in fees and expenses incurred by Mr. McNulty's legal advisers relating to the tax consequences of the premature delivery of shares prior to the applicable payment date, as described in NYSE Euronext's proxy statement for NYSE Euronext's 2010 annual meeting under *Section 16(a) Beneficial Ownership Reporting Compliance*.

(10) Baron Peterbroeck did not stand for re-election at the 2010 annual meeting, and his compensation for 2010 was pro-rated accordingly.

(11) Fees Earned or Paid in Cash for Ms. Rivlin includes $2,500 for her service as chairman of the Nominating and Governance Committee. Ms. Rivlin did not stand for re-election at the 2010 annual meeting, and her compensation for 2010 was pro-rated accordingly.

(12) Mr. Théodore did not stand for re-election at the 2011 annual meeting.

(13) Fees Earned or Paid in Cash includes $39,900 for Mr. van Tet's service as chairman of the Euronext supervisory board, $5,320 for his service as a member of the Euronext audit committee and $9,975 for his service as chairman of the supervisory board of Euronext Amsterdam N.V. These payments reflect the U.S. dollar equivalent of the amounts paid in euros, based on $1.33 per euro which was the average exchange rate for 2010. All Other Compensation consists of the amounts described in footnote 2, $10,487 as payment of VAT for payments in the Netherlands and $1,000 paid in connection with tax advice and preparation services.

(14) Sir Brian stepped down as the chairman of the Human Resources and Compensation Committee on April 29, 2010, and the compensation for his service as chairman of the committee was pro-rated accordingly. All Other Compensation for Sir Brian includes the amounts described in footnote 2, $2,327 as payment of VAT and $1,000 paid in connection with tax advice and preparation services.

The following table sets forth the number of outstanding RSUs held by each of NYSE Euronext's non-employee directors as of December 31, 2010. These RSUs are fully vested, but the shares underlying the RSUs have not yet been delivered.

Name	Number of RSUs Outstanding
André Bergen	2,387
Ellyn L. Brown	9,083
Marshall N. Carter	16,414
Patricia M. Cloherty	6,465
Sir George Cox	8,386
Sylvain Hefes	8,386
Jan-Michiel Hessels	25,157
Dominique Hoënn[1]	0
Shirley Ann Jackson[1]	0
Duncan M. McFarland	9,083
James J. McNulty[3]	21,453
Baron Jean Peterbroeck[1]	0
Alice M. Rivlin[1]	0
Ricardo Salgado	8,386
Robert G. Scott	2,916
Jackson P. Tai	2,387
Jean-François Théodore[2]	2,984
Rijnhard van Tets	8,386
Sir Brian Williamson	8,386

Notes:
(1) Mr. Hoënn, Dr. Jackson, Baron Peterbroeck and Ms. Rivlin did not stand for re-election at the 2010 annual meeting.
(2) Mr. Théodore did not stand for re-election at the 2011 annual meeting.
(3) Includes 12,370 RSUs granted to Mr. McNulty for his service as a member of the Archipelago Holdings, Inc. board of directors prior to the Archipelago Holdings, Inc./ New York Stock Exchange, Inc. combination in 2006.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or "CD&A," describes the principles, policies and practices that informed NYSE Euronext's executive compensation program for 2010 and explains the application of these principles, policies and practices to six of NYSE Euronext's executive officers: NYSE Euronext's chief executive officer, NYSE Euronext's president and deputy chief executive officer, NYSE Euronext's chief financial officer and NYSE Euronext's three other most highly compensated executives. These six executives are named in the 2010 Summary Compensation Table that follows this CD&A, and NYSE Euronext refers to them as NYSE Euronext's "named executives."

NYSE Euronext is complex and unique and has a global reach and these attributes influence its approach to executive compensation. NYSE Euronext's 2010 executive compensation program was designed to reward its named executives for their significant contributions to its success, including the achievement of the key initiatives described below. In 2010, NYSE Euronext continued to diversify its business model, focusing on new initiatives and growth areas to deliver value through all business cycles and further expand its business as a world-class technology solutions provider. NYSE Euronext embarked on several key initiatives to support its three segments of Derivatives, Cash Trading and Listing, and Information Services and Technology Solutions. In NYSE Euronext's Derivatives segment, its key initiatives in 2010 related to focusing on capturing market growth in the U.S. options market and the growth of its clearing operations, which NYSE Euronext expects will become an increasingly important part of its business. NYSE Euronext announced two new European clearing houses which are expected to be completed in 2012, subject to regulatory approval. In NYSE Euronext's Cash Trading and Listing segment, NYSE Euronext stabilized its market share in the U.S. and European cash markets and

announced and began implementing its new European clearing strategy. NYSE Euronext also continued to develop its listing services and advocacy, including through acquisitions, increasing NYSE Euronext's share of the initial public offering market. NYSE Euronext's Information Services and Technology segment exhibited growth, and in 2010 NYSE Euronext launched two new world class data centers. During 2010, NYSE Euronext also strengthened its globally integrated and scalable universal trading platform and its unrivaled global connectivity network through the migration of several of its markets to the universal trading platform, which provides seamless, high-performance trading across asset classes and global geographies, and the establishment of strategic, long-term partnerships with other exchanges.

NYSE Euronext faces increasing competition from a variety of sources, as the methods by which capital markets can be formed and operated continue to expand, and as the services that these markets require proliferate. In particular, recent trends towards the liberalization and globalization of world capital markets have resulted in greater mobility of capital, greater international participation in local markets and more competition among markets in different geographical areas. As a result, global competition among listing venues, trading markets and other execution venues has become more intense. NYSE Euronext requires a dynamic, globally integrated, technologically skilled and entrepreneurial management team to accomplish its goals and remain competitive within its industry.

Executive Summary

Relationship between compensation and company performance

NYSE Euronext's compensation program for its named executives is designed to link the executives' compensation as closely as possible with NYSE Euronext's performance and thereby to align the executives' interests with those of its shareholders. NYSE Euronext attempted to achieve this in 2010 through the following core elements of its compensation program:

- As described more fully below, NYSE Euronext adopted EBITDA, which it believes to be the best indicator of financial performance as it allows NYSE Euronext to focus on core operating profitability, as the financial measure to determine the size of the annual bonus pool that is used to fund the bonuses paid globally to its employees, including to its named executives;

- NYSE Euronext continued to tie compensation to company and individual performance in 2010 through the use of variable compensation components; and

- NYSE Euronext continued to award a significant portion of compensation in equity, which holds executives accountable for annual and longer-term company performance.

Despite the challenging market conditions in which NYSE Euronext continues to operate, its management team delivered the following results in 2010:

- Reported year-over-year increases in net revenue (1%), operating income (4%), EBITDA (4.4%), total shareholder return (22.5%) and diluted earnings per share (2.5%) despite the negative impact of currency fluctuations and the challenging trading-volume environment in the second-half of 2010;

- Continued to focus on new business initiatives to drive future growth;

- Reduced fixed costs by $113 million year-over-year after excluding the impact of foreign currency fluctuations, acquisitions and divestitures and new initiatives;

- Significantly reduced capital expenditures from $497 million in 2009 to $305 million in 2010;

- Reduced leverage ratio (total debt to EBITDA) year-over-year from 2.6 to 2.2;

- Optimized the current business portfolio by divesting stakes in non-core companies and selling stakes in NYSE Liffe U.S., NYSE Euronext's U.S. futures platform;

- Lowered NYSE Euronext's effective tax rate from 27.5% to 26.5%; and

- Achieved a "stable" outlook from S&P and Moody's.

Compensation actions taken in 2010

The following significant compensation actions taken in 2010 reward NYSE Euronext's named executives for their contributions to NYSE Euronext's financial performance in 2010 and the achievement of the key initiatives discussed above. These compensation actions were consistent with NYSE Euronext's compensation philosophy of tying its named executives' compensation to its performance:

- Froze base salaries for all named executives for the third year in a row;

- Implemented an annual performance bonus pool funded based on a specified percentage of EBITDA, thereby strengthening the link between NYSE Euronext's performance and the amounts of the annual bonus payments;

- Subjected the annual bonus payments to a threshold and maximum payout. The threshold ensures that no payments are made if the minimum performance level is not achieved, and the maximum payout ensures that participants are not incentivized to take unnecessary or excessive risks;

- Delivered half of NYSE Euronext's executives' annual performance bonuses, and their entire equity grants under the long-term incentive program (which is referred to in this document as the "LTIP"), in time-vesting RSU awards, thereby both tying a significant portion of compensation to NYSE Euronext's long-term performance and enhancing retention; and

- Amended NYSE Euronext's equity-based compensation plans to authorize participants to receive dividend equivalents on certain stock-based awards, including RSUs, making the interests of its named executives and other plan participants consistent with those of its shareholders.

Objectives and Design of the Compensation Program

Guiding Principles

NYSE Euronext has designed its management compensation program to reflect the following guiding principles:

- Build long-term value for shareholders by attracting, retaining and incentivizing talented executives with competitive compensation packages;

- Maintain a strong ownership culture and align executive compensation with shareholder interests through direct participation in long-term stock performance;

- Deliver compensation pursuant to a consistent global philosophy that emphasizes shared goals linked to company, business unit and individual performance, while remaining responsive to local market conditions;

- Encourage and reward robust company and business unit performance with an annual bonus program that incorporates a strong pay for performance relationship, in particular, through the use of financial performance metrics (for 2010, EBITDA) to determine the size of the annual bonus pool used to fund annual bonus payments and through the consideration of qualitative and quantitative performance outcomes in determining individual bonus amounts;

- Reward corporate, operating unit and individual factors that support NYSE Euronext's culture, such as individual excellence, integrity, innovation, customer focus, teamwork and emphasis on diversity; and

- Promote transparency and accountability through the use of straightforward compensation components.

Elements of Executive Compensation

To implement NYSE Euronext's guiding principles, its executive compensation program for 2010 comprised three basic elements:

- Base salary to attract and retain highly talented, dedicated and results-oriented executives;

- Annual performance bonus, the grant and ultimate value of which is strongly linked to company and individual performance and short- and long-term value for shareholders. The size of the bonus, which was granted in February 2011, was tied to NYSE Euronext's performance in 2010 utilizing EBITDA as NYSE Euronext's key financial measure to determine bonus pool funding and to the executive's performance through the application of discretion in consideration of the individual's contributions to the business. A significant portion of the bonus is paid in equity, which further ties the bonus to longer-term performance. This design fosters NYSE Euronext's pay-for-performance compensation philosophy, ensures focus on both short-term and long-term success of NYSE Euronext and strongly aligns the interests of its senior management team with those of its shareholders; and

- Annual grants, made in February 2010, of long-term equity awards in the form of RSUs that cliff vest on the third anniversary of the grant date, to foster an ownership culture and to provide executives with a direct investment in the long-term success and growth of NYSE Euronext.

Each of these elements is discussed in detail below.

Compensation Process and Market Comparisons

Compensation Decision Process

- **Independence Considerations in Compensation Process**

NYSE Euronext believes that the independence of each member of the NYSE Euronext Human Resources and Compensation Committee (which is referred to in this section as the "HR&CC") is instrumental to the committee's ability to carry out its responsibilities, including determining the amount and structure of compensation paid to the named executives and administering NYSE Euronext's equity-based compensation plans. The independence of the HR&CC also reinforces the values of accountability and transparency in the compensation process.

To maintain the independence of NYSE Euronext's not-for-profit subsidiary, NYSE Regulation, the compensation of its executives is determined solely by its board of directors, and the executives of NYSE Regulation do not participate in certain of NYSE Euronext's general compensation programs, including its equity-based compensation plans. The HR&CC advises and assists the NYSE Regulation board at its request concerning executive compensation policies and procedures, and NYSE Euronext believes that the compensation philosophies of the HR&CC and the NYSE Regulation board are consistent. None of NYSE Euronext's current named executives is an executive of NYSE Regulation.

- **Role of CEO and Management in Determining Compensation**

Executive compensation decisions are made within the HR&CC's discretion; however, to make these decisions the committee seeks input from management and guidance from its independent compensation consultant. None of NYSE Euronext's executives has any direct role in determining the amount of his or her compensation. NYSE Euronext's chief executive officer recommends compensation packages for NYSE Euronext's named executives, other than himself. His assessment of each executive is based on the executive's achievement of business or functional results (as appropriate) as well as the management team's collective achievement of strategic priorities. For a further discussion of each named executive's contribution, see *Annual Performance Bonus — Individual Bonus Amounts*.

- **Independence of Compensation Consultant and Role in Determining Compensation**

The HR&CC has retained Towers Watson (formerly known as Watson Wyatt), an independent compensation consultant, to provide the committee with guidance and services relating to executive pay. Towers Watson provides various analyses, as directed by the committee, as well as recommendations regarding executive compensation philosophy and design, including the selection of the companies that comprise the peer groups that the HR&CC uses for market compensation data.

- **Risk Assessment**

Towers Watson conducted an assessment of the features of NYSE Euronext's executive and employee compensation programs to determine whether any material risks to NYSE Euronext could result from the design of any of these specific features. This review was undertaken independently under the purview of the HR&CC, although Towers Watson worked with members of management to gather compensation plans and review processes.

The HR&CC considered the findings of the assessment and concluded that NYSE Euronext's compensation programs are designed and administered with the appropriate balance of risk and reward in relation to its overall business and risk management strategy and do not create risks that are reasonably likely to have a material adverse effect on NYSE Euronext. In reaching this conclusion, the HR&CC considered the following attributes of the programs:

- The balance between short- and long-term incentives and between fixed and variable compensation;

- The consideration of the executive officers' collective accomplishments, each executive's individual achievements and, where applicable, the financial health of the executive's business unit, reduces both business and compensation risk by focusing NYSE Euronext's executives' attention on long-term growth strategies that ensure the health of NYSE Euronext's operations (for additional information on these factors see *Annual Performance Bonus — Individual Bonus Amounts*);

- The HR&CC's assessment of the executives' performance takes into account these performance outcomes while appropriately applying discretion, thereby ensuring that the determination of compensation is based on objective financial performance criteria; and

- Incentive compensation that is paid over an extended period and with a large component paid in full value equity awards with vesting conditions, the ultimate value of which is realized through long-term appreciation of shareholder value.

Peer Groups

Peer groups are used to provide the HR&CC with insights into the markets within which NYSE Euronext competes for executive talent. Results from studies of the peer groups guide, but do not dictate, the committee's decisions regarding pay level and design architecture. The committee believes that its approach of not targeting a specified pay percentile but rather allowing the relative level and design of the programs to inform pay decisions is appropriate given the global nature and diverse skills and experience of NYSE Euronext's management team.

Due to the evolving nature of NYSE Euronext, the HR&CC has examined two peer groups. To reflect NYSE Euronext's historical foundation as a traditional exchange business, the HR&CC constructed an exchange industry peer group consisting of exchange companies (which is referred to in this section as the "Exchange Peer Group"). NYSE Euronext is also entrepreneurial and innovative and committed to emerging as a world-class technology solutions provider, so the HR&CC also constructed a global peer group consisting of companies that similarly leverage technology and/or serve the financial services industry on a global basis (the "Global Peer Group"). The companies comprising each peer group are set forth below.

Annually, with the assistance of Towers Watson, the HR&CC reviews these peer groups and ensures their continued applicability. As a result of this review, in 2009, the HR&CC made significant changes to both peer groups. In 2010, there were no changes to the composition of either peer group. Additionally, with the assistance of Towers Watson, the HR&CC has developed an investment bank and private equity comparator group, which is referenced by the HR&CC from time to time when assessing specific attributes of NYSE Euronext's compensation program or for compensation design purposes.

The Exchange Peer Group consists of publicly traded global marketplaces that are direct competitors of NYSE Euronext. The 2010 composition of the Exchange Peer Group is as follows:

ASX Limited
CME Group Inc.
Deutsche Börse
Hong Kong Exchanges and Clearing Limited
ICAP plc
Interactive Brokers Group, Inc.

IntercontinentalExchange, Inc.
London Stock Exchange Group plc
Singapore Exchange Limited
The Nasdaq OMX Group, Inc.
TMX Group Inc.

The Global Peer Group consists of a blend of U.S. and non-U.S. domiciled companies that have a global reach in addition to having characteristics such as brand name recognition, regulatory compliance obligations and a technology-dependent business component. The 2010 composition of the Global Peer Group is as follows:

Accenture
AEGON N.V.
Automatic Data Processing, Inc.
Barclays PLC
BlackRock, Inc.
BNP Paribas
Fiserv, Inc.
Genworth Financial, Inc.

ING Groep N.V.
Oracle Corporation
Prudential Financial, Inc.
SAP AG
Société Générale Group
State Street Corporation
The Progressive Corporation
Visa Inc.

"Pay Mix"

NYSE Euronext believes that the mix of cash and equity awards should provide an appropriate balance between fixed and variable, cash and equity and short- and long-term pay elements. This practice holds executives accountable for annual and longer-term performance and mitigates risk taking by removing focus from short-term performance. Accordingly, while it does not target specified percentages, the HR&CC seeks to allocate a greater portion of compensation to variable and equity-based pay than it allocates to cash, particularly salary.

The HR&CC commissioned Towers Watson to conduct an analysis comparing the 2009 pay mix of NYSE Euronext's named executives against that of the Exchange Peer Group and the Global Peer Group. As summarized in the charts below, the analysis compared NYSE Euronext's named executives' 2009 base salaries, 2009 bonuses (paid in 2010) and February 2010 LTIP grants with the base salaries, cash bonuses and equity-based awards of the peers' named executives as disclosed in the peers' proxy statements filed in 2010. The first chart compares the pay mix of NYSE Euronext's chief executive officer with that of the chief executive officers of the peer groups, and the second chart compares the aggregate pay mix of NYSE Euronext's other named executives with that of the peers' other named executives. The analysis demonstrates that the relationship between the fixed and variable components of NYSE Euronext's compensation is generally consistent with that of its peers. In addition, NYSE Euronext's named executives received more of their compensation in the form of long-term equity-based compensation than did the peers' named executives. The HR&CC believes that compensating the named executives in this manner is a leading industry practice.



Notes:

(1) For the CEO role, the analysis excludes Aegon N.V., BNP Paribas, ING Groep N.V. and Société Générale Group from the Global Peer Group and excludes Deutsche Börse, Hong Kong Exchanges and Clearing Limited and Interactive Brokers Group, Inc. from the Exchange Peer Group, as these companies did not grant short- or long-term incentive awards.

(2) For the Other NEOs, named executives from the following companies (but not necessarily all named executives from each company) were excluded from the analysis, as these companies did not grant short- or long-term incentive awards: Aegon N.V., Barclays PLC, BNP Paribas, ING Groep N.V. and Société Générale Group from the Global Peer Group and Deutsche Börse, Hong Kong Exchanges and Clearing Limited and Interactive Brokers Group, Inc. from the Global Peer Group.

Elements of Compensation

Overview

The principal elements of NYSE Euronext's compensation program are base salary, annual performance bonus (cash and equity components), equity grants in the form of RSUs under NYSE Euronext's LTIP, employee benefits, termination benefits and change in control protection.

Base Salary

NYSE Euronext establishes base salaries at levels that NYSE Euronext believes are commensurate with each named executive's title, position and experience, recognizing that each named executive is managing a component of a complex global company. The salary level for each title was developed taking into account historic salary practices, appropriate differentiation among titles, the desire to achieve a global compensation program with compensation processes that are consistent across geographic locations, and general views of competitive practice. For NYSE Euronext's chief executive officer, salary was set at $1,000,000, and for its president and deputy chief executive officer, salary was set at €675,000. Salaries for group executive vice presidents were set at $750,000 or €500,000. In each case, salaries are denominated in U.S. dollars or euros based on the executive's location, and the rates are designed to be roughly equivalent in light of prevailing exchange rates.

NYSE Euronext did not increase the salary level for any named executive in 2010 from 2009. The following table summarizes the annual salary levels for 2008, 2009 and 2010.

Annual Salary

Name	Year	Salary[1]
Duncan L. Niederauer	2010	$1,000,000
Chief Executive Officer	2009	1,000,000
	2008	1,000,000
Dominique Cerutti	2010	€ 675,000[2]
President and Deputy Chief Executive Officer	2009	675,000[2]
Michael S. Geltzeiler	2010	$ 750,000
Group Executive Vice President	2009	750,000
and Chief Financial Officer	2008	750,000
Lawrence E. Leibowitz	2010	$ 750,000
Chief Operating Officer	2009	750,000
	2008	750,000
John K. Halvey	2010	$ 750,000
Group Executive Vice President	2009	750,000
and General Counsel	2008	750,000
Roland Gaston-Bellegarde	2010	€ 500,004[2]
Group Executive Vice President	2009	500,004[2]
and Head of European Execution	2008	500,004[2]

_____

Notes:
(1) Amounts represent annual base salary rates and differ from certain of the salary amounts in the 2010
     Summary Compensation Table, which vary depending on the named executive's length of service in a given
     year.
     (2) Amounts for Messrs. Cerutti and Gaston-Bellegarde are denominated in local currency. Between 2008
          and 2010, there have been material fluctuations in exchange rates. For this reason, NYSE Euronext
          feels that presentation in euros better reflects these named executives' overall compensation. Expressed
          in U.S. dollars, Mr. Cerutti's annual base salary rate was $897,750 and $938,250 in 2010 and 2009,
          respectively, and Mr. Gaston-Bellegarde's annual base salary rate was $665,005, $695,006 and
          $735,006 in 2010, 2009 and 2008, respectively. For 2010, 2009 and 2008, the applicable exchange
          rates were $1.33, $1.39 and $1.47 per euro, respectively.

Annual Performance Bonus

The second principal element of NYSE Euronext's compensation system is an annual performance bonus program under which the named executives are eligible to earn annual bonuses paid half in cash and half in equity awards in the form of time-vesting RSUs. Both the cash and equity portions of the annual bonus incentivize the participants to attain short-term individual, business unit and company performance outcomes. The equity portion has the additional purpose of aligning the participants' incentives with the interests of NYSE Euronext's shareholders over a longer period.

The annual bonus pool, in the amount determined for each year, is used to fund the participants' bonuses for that year. The amount of the pool historically has been determined by the HR&CC after considering management's recommendation, in light of NYSE Euronext's performance and the economic climate. Due to a desire for a stronger link between NYSE Euronext's performance and the funding of the annual bonus pool, NYSE Euronext adopted a single financial measure, EBITDA, as described below, to determine bonus pool funding for 2010.

2010 Bonus Pool

The shift to using EBITDA as the metric for determining the amount of the annual bonus pool for 2010 strengthens the link between NYSE Euronext's performance and the funding of the pool by enhancing the objectivity of the compensation process and eliminating any undesired effects of financing, capital structure, tax strategies and depreciation and amortization policies on the amount of the pool and by focusing on NYSE Euronext's core operating profitability.

In 2010, NYSE Euronext calculated the EBITDA performance measure by adding certain charges and expenses, to the extent deducted from its revenues in determining its operating income, to the amount of its operating income, in each case as reported in its audited financial statements. These charges and expenses may include:

*   depreciation and amortization;

*   impairment charges on goodwill, other intangible assets, property and equipment, and other long-lived assets;

*   expenses incurred in connection with exiting activities (including costs of severance and termination benefits, costs to consolidate or relocate plant and office facilities, and other restructuring charges incurred in connection with the elimination or reduction of product lines);

*   expenses incurred in connection with business combinations, the creation of joint ventures or divestitures, including direct costs (*e.g.*, banking, legal and accounting fees) and out-of-pocket or incremental costs directly associated with such activities;

- litigation settlements;

- gains and losses that result from the adoption of new accounting principles; and

- extraordinary, non-recurring or unusual gains and losses.

In February 2010, the HR&CC determined that for 2010 the amount of the global bonus pool, which funds the annual bonuses paid to all NYSE Euronext's eligible employees, should be calculated based on a specified percentage of EBITDA, as adjusted to reflect the outsourcing of certain regulatory functions to FINRA, which resulted in fewer participants in the pool. The amount of the global bonus pool was subject to an EBITDA threshold of $836 million, such that no participant would have been eligible for any bonus for 2010 had EBITDA been less than such amount. If EBITDA had been at least $836 million and less than $1.015 billion, the amount of the global bonus pool would have equaled 10% of EBITDA. If EBITDA had been at least $1.015 billion and less than $1.373 billion, which was the case, the amount of the global bonus pool would have equaled 11% of EBITDA. If EBITDA had been at least $1.373 billion, the amount of the bonus pool would have equaled 12% of EBITDA. No additional bonus pool funding would have resulted had EBITDA exceeded $1.552 billion, which effectively capped the amount of the global bonus pool at $186 million (i.e., 12% of $1.552 billion). EBITDA for 2010 was $1.114 billion which resulted in a pre-adjusted funding amount of $122.5 million. This amount was adjusted, as described above, to arrive at the actual 2010 bonus pool of $116.0 million, a portion of which was distributed to eligible employees in time-vesting RSUs (ranging from 0% to 50% based on the eligible employee's total compensation) and the remainder of which was distributed in cash. As described in more detail below, the amount of each named executive's 2010 bonus was determined by the HR&CC on a discretionary basis with input from Mr. Niederauer (except with respect to his own bonus) after considering the executive's contributions as indicated by the collective and individual accomplishments of the named executives.



Individual Bonus Amounts

Although the bonus pool is funded based on the formula described above, the distribution of that pool to individuals is discretionary. The following is a summary of the business-related outcomes that were considered when making individual bonus determinations for each named executive for 2010, including a discussion of the collective and individual accomplishments of the named executives. These amounts, along with the amounts of the named executives' bonuses for 2009 and 2008, as applicable, are set forth in the "Annual Performance Bonus" table at the end of this section.

Mr. Niederauer. The Board of Directors concurred with the HR&CC's recommendation to award Mr. Niederauer an annual performance bonus based on the HR&CC's consideration of the following outcomes:

- the general financial health of NYSE Euronext, including the year-over-year increase of 4.4% in EBITDA (the bonus funding mechanism), 22.5% in total shareholder return and 2.5% in earnings per share;

- the collective and individual 2010 accomplishments of the members of the management committee (as discussed below);

- Mr. Niederauer's relationship with the Board and the other members of the management team, including his ability to attract, retain and motivate talented executives; and

- the overall leadership and strategic vision that Mr. Niederauer displayed throughout the year both within NYSE Euronext and to the market.

Other Named Executives. Mr. Niederauer recommended to the HR&CC, and the HR&CC approved, 2010 bonuses for the named executives other than himself. Although no formula was used to determine each executive's bonus, the HR&CC considered, and the amounts of these bonuses were influenced by, outcomes in 2010 categorized as:

- the management committee members' collective accomplishments;

- each executive's individual achievements, as determined through the use of qualitative performance guidelines; and

- for each of Messrs. Cerutti, Leibowitz and Gaston-Bellegarde, as business unit heads, the general financial health of his business unit.

The following is a summary of the management committee's collective accomplishments that the HR&CC considered holistically in assessing team performance:

- the general financial health of NYSE Euronext, based on the results discussed above for Mr. Niederauer's bonus;

- fostering NYSE Euronext's culture of innovation, including through communications and recognizing and rewarding innovations; and

- improving management leadership and client and employee relations.

The following is a summary of the executives' individual accomplishments that the HR&CC considered, together with this team performance, in assessing Mr. Niederauer's recommendation regarding each executive's bonus amount:

Mr. Cerutti. NYSE Technologies and Internal Technology delivered the following results:

- managed the continued universal trading platform and data center migrations on time and under budget and remained on track with the global project plan;

- grew business sector revenues;

- validated and initiated NYSE Euronext's community strategy to capitalize on its technology assets, services and products; and

- built momentum for outsourcing of trading infrastructures by NYSE Euronext's clients.

Additionally, Mr. Cerutti maintained relationships with critical European policymakers.

Mr. Leibowitz. Global Listings, European Cash and United States Cash delivered the following results:

- stabilized the core equities franchises in the U.S. and Europe in terms of market share and pricing;

- continued strong momentum in listings, including successfully building the IPO pipeline and winning transfers of prominent issuers from key competitor listing venues;

- developed relations with important executives to complement NYSE Euronext's community strategy, foster its brand and build depth in client relationships; and

- oversaw the outsourcing of certain regulatory functions to FINRA to help mitigate market fragmentation.

In addition, Mr. Leibowitz helped guide NYSE Euronext's market structure reform philosophy and shepherded significant U.S. regulatory and government relationships related to technology and market structure.

Mr. Geltzeiler. Global Finance delivered the following results:

- launched new business segment reporting structure, and successfully communicated the change to shareholders and analysts;

- improved the overall financial health of the organization by managing fixed expenses below the bottom end of the cost guidance, reduced NYSE Euronext's effective tax rate, reduced debt, solidified NYSE Euronext's credit ratings at "A" or above, and reduced finance management costs; and

- in concert with others, implemented an investment review process and managed the execution of new business initiatives.

Mr. Halvey. Legal and Government Affairs delivered the following results:

- implemented key policies and manuals, including a global IP policy and the trademark and copyright manual, and established the IP Rights Committee and policies regarding IP ownership and trademark maintenance;

- managed complex global and local regulatory and government relationships; and

- advised management and the Board on significant transactions, new business initiatives and ongoing critical client, issuer and other relationships.

Mr. Gaston-Bellegarde. Initiatives for European Cash, including for example:

- successfully defended market share in regulated markets;

- delivered the London Gateway regulatory framework and infrastructure;

- participated in the creation of the new European clearing strategy, with a clearinghouse to open in Paris in 2012 for European cash equities; and

- partnered with others to define important regulatory and market reform positions with respect to MiFID II.

The following table summarizes the annual performance bonuses awarded to NYSE Euronext's named executives for 2010, 2009 and 2008, as applicable. Due to SEC reporting rules, the portion reported in the Equity Component column appears in the Summary Compensation Table for the year following the year for which it was earned.

Annual Performance Bonus

Name	Year	Cash Component	Equity Component[1]	Total
Duncan L. Niederauer	2010	$2,375,000	$2,375,000	$4,750,000
Chief Executive Officer	2009	2,125,000	2,125,000	4,250,000
	2008	2,000,000	2,000,000	4,000,000
Dominique Cerutti[2]	2010	€ 639,098	€ 639,098	€1,278,196
President and	2009	25,000	25,000	50,000
Deputy Chief Executive Officer				
Michael S. Geltzeiler	2010	$ 550,000	$ 550,000	$1,100,000
Group Executive Vice President	2009	450,000	450,000	900,000
and Chief Financial Officer	2008	375,000	375,000	750,000
Lawrence E. Leibowitz	2010	$1,000,000	$1,000,000	$2,000,000
Chief Operating Officer	2009	925,000	925,000	1,850,000
	2008	875,000	875,000	1,750,000
John K. Halvey	2010	$1,000,000	$1,000,000	$2,000,000
Group Executive Vice President	2009	925,000	925,000	1,850,000
and General Counsel	2008	875,000	875,000	1,750,000
Roland Gaston-Bellegarde[2]	2010	€ 270,677	€ 270,677	€ 541,354
Group Executive Vice President	2009	300,000	300,000	600,000
and Head of	2008	350,000	350,000	700,000
European Execution				

Notes:

(1) Amounts reflect the aggregate grant date fair values of these awards. For further information on how NYSE Euronext accounts for stock-based compensation, please see Notes 2 and 10 to the consolidated financial statements included in this document.

(2) Amounts for Messrs. Cerutti and Gaston-Bellegarde are denominated in the local currency, the euro. Expressed in U.S. dollars, Mr. Cerutti received $1,700,000 and $69,500 for 2010 and 2009, respectively, and Mr. Gaston-Bellegarde received $720,000, $834,000 and $1,029,000 for 2010, 2009 and 2008, respectively. For 2010, 2009 and 2008, the applicable exchange rates were $1.33, $1.39 and $1.47 per euro, respectively.

Form of 2010 Annual Bonus

Each year, the HR&CC evaluates the form of the annual performance bonuses awarded to the named executives and other participants in the bonus program, including how the awards will be allocated between cash and equity. Both the cash and equity portions of the bonuses are awarded in February of the year following the year for which the bonuses are earned.

For 2010, as for 2009, NYSE Euronext awarded half of each named executive's annual performance bonus in cash and the other half in time-vesting RSUs granted under NYSE Euronext's Omnibus Incentive Plan. NYSE Euronext believes that this mix of cash and equity awards appropriately balances the short- and long-term performance objectives of the named executives. The grant of RSUs is consistent with NYSE Euronext's goals of aligning the long-term interests of senior executives and stockholders and fostering executive retention, whereas the cash portion appropriately recognizes the executives' current achievements.

The RSUs for 2010 will vest, and the common stock covered by the RSUs will be distributed, in equal installments on the first, second and third anniversaries of the grant date (subject to accelerated vesting on attaining retirement eligibility status and accelerated vesting and distribution on specified terminations of employment or a change in control). This ratable vesting and distribution schedule is consistent with NYSE Euronext's prior practice and also distinguishes the equity portion of the annual bonus from the RSUs granted under NYSE Euronext's LTIP, which are scheduled to fully vest and be distributed on the third anniversary of the grant date (see "Elements of Compensation—Long-Term Incentive Program" below).

The HR&CC granted the RSUs earned for 2010 under the annual bonus program effective February 8, 2011 in a specified U.S. dollar amount. Consistent with historical practice, after NYSE Euronext's February HR&CC meeting, NYSE Euronext released its 2010 fourth quarter and year-end preliminary earnings results before the opening of trading on February 8, 2011, and the numbers of NYSE Euronext shares underlying the RSUs were calculated based on the closing price of the stock on February 7, 2011 ($33.76).

The delivery of the annual bonus through cash and equity ensures that NYSE Euronext's named executives' focus is properly balanced between the short- and long-term, and is an industry leading practice. Based on studies that NYSE Euronext has reviewed, NYSE Euronext believes that a higher portion of its annual bonus is delivered in equity when compared to its peer groups. The table below reports the results of a competitive analysis conducted for the HR&CC by Towers Watson. It uses information gathered from 2010 proxy statements for NYSE Euronext's two peer groups (see "Compensation Process and Market Comparisons—Peer Groups") to assess the degree to which NYSE Euronext's peers defer executives' annual bonuses in this manner. As reported, only three of the 27 peers across the two peer groups (one of 16 in the Global Peer Group and two of 11 in the Exchange Peer Group) pay part of the bonus in equity. Further, only one of these three other companies reporting such a practice pays as much of the annual bonus in equity.

Peers Who Use Equity as a Component of Bonus

Peer Group	Number of Companies	Chief Executive Officer* (%)		Other Named Executives* (%)	
		Cash	Equity	Cash	Equity
Global Peer Group[1]					
BlackRock, Inc.	1	53	47	63	37
All other Global Peer Group companies	15	100	0	100	0
Total Global Peer Group	**16**				
Exchange Peer Group[2]					
ICAP Plc	1	50	50	50	50
Deutsche Börse	1	67	33	67	33
All other Exchange Peer Group companies	9	100	0	100	0
Total Exchange Peer Group	**11**				
NYSE Euronext		50	50	50	50

Notes:

* Based on 2009 total direct compensation as disclosed in 2010 proxy statements.

(1) There are 16 peer companies in NYSE Euronext's Global Peer Group. Only one (BlackRock, Inc.) delivered equity as part of its named executives' bonus compensation. The remaining 15 companies delivered 100% of the bonus in cash.

(2) There are 11 peer companies in NYSE Euronext's Exchange Peer Group. Two (ICAP Plc and Deutsche Börse) delivered equity as a component of bonus. The remaining nine companies delivered 100% of the bonus in cash.

Long-Term Incentive Program

Introduction

NYSE Euronext's third primary compensation component is the LTIP. The program currently consists of annual grants of equity awards under NYSE Euronext's Omnibus Incentive Plan that nurture an ownership culture and enable NYSE Euronext's executives to hold a stake in NYSE Euronext and participate in its long-term success. As these grants are intended to enhance NYSE Euronext's ability to retain its executives, to recognize talent and to reward executives for future firm-wide performance, NYSE Euronext considers them to be prospective grants. This contrasts with the equity component of the annual performance bonus award, which reflects performance during the most recently completed fiscal year.

Long-Term Incentive Grants Made in 2010

On February 10, 2010, each named executive and other participant in the LTIP received an RSU award under the program as part of the executive's compensation for 2010. The initial value of each award was determined based on the executive's level and scope of responsibility; the HR&CC also reviewed and considered the results of the annual survey of the peers' compensation which, as described above, guide but do not dictate compensation decisions. Award levels for grants made in February 2010 were set at $1,500,000 for Mr. Niederauer, $1,750,000 for Mr. Cerutti (per his employment contract), $1,250,000 for Mr. Leibowitz, $1,000,000 for Mr. Halvey, $1,000,000 for Mr. Geitzeiler, and $700,000 for Mr. Gaston-Bellegarde. The amounts of these grants generally were lower than the amounts of the 2009 grants, which allowed for additional 2010 LTIP awards to NYSE Euronext's other employees. Amounts are denominated in U.S. dollars for consistency. These U.S. dollar amounts were converted into the number of NYSE Euronext shares covered by the awards based on the closing price of a share on February 9, 2010 ($23.65).

For 2010, as for 2009, the HR&CC determined that it was appropriate to award service-vesting RSUs under the LTIP that vest on the third anniversary of the date of grant. Because the grant date value of each year's award varies, and because the ultimate value of the award is tied to NYSE Euronext's share price, the HR&CC believes that the time-vesting feature best balances the retention and performance aspects of these awards.

Long-Term Incentive Grants Made in 2011

On February 8, 2011, each named executive and other participant in the LTIP received an RSU award under the program as part of the executive's compensation for 2011. The initial value of each award was determined based on the same performance and accomplishments described above for the executive's 2010 bonus as well as consideration of each executive's potential for future contributions and local market considerations. These awards contained the same vesting terms as described above for the RSUs awarded under the program in 2010. The number of NYSE Euronext shares covered by each of the awards was calculated based on the closing price of a share on February 7, 2011 ($33.76). As described above for the 2010 bonus RSUs, these RSUs were granted following NYSE Euronext's release of 2010 fourth quarter and year-end preliminary earnings results.

Summary of Compensation Awarded to NYSE Euronext's Named Executives

The following table summarizes the compensation awarded to NYSE Euronext's named executives for 2010, and where applicable, 2009 and 2008. This table includes for each year (1) the base salary payable for that year, (2) the annual bonus that was earned for each year (paid partly in cash and partly in RSUs, in each case in February following the year for which the annual bonus was earned) and (3) the LTIP award that was granted in February of that year. The values in this table differ from those shown in the "Summary Compensation Table" below because, under the SEC disclosure rules, in the "Summary Compensation Table" the values of the RSUs granted as part of the annual bonus are reported in the year of grant rather than the year for which the RSUs were earned. For example, the 2010 bonus awards in this table include the RSUs granted in February 2011 as part of each executive's annual bonus award made in respect of 2010 performance, whereas the Summary Compensation Table includes for 2010 the RSUs granted in 2010 as part of the annual bonus awards made in respect of 2009 performance.

NYSE Euronext is providing this alternative table because NYSE Euronext believes that it more accurately reflects the compensation decisions taken by the HR&CC for these years.

Name and Principal Position	Attributable Year	Annual Base Salary[1]	Bonus Awards[2]	LTIP Award[3]	Total[4]
Duncan L. Niederauer	2010	$1,000,000	$4,750,000	$1,500,000	$7,250,000
Chief Executive Officer	2009	1,000,000	4,250,000	2,000,000	7,250,000
	2008	1,000,000	4,000,000	4,000,000	9,000,000
Dominique Cerutti[5][6]	2010	€ 675,000	€1,278,196	$1,750,000	€3,268,985
President and Deputy Chief Executive Officer	2009	675,000	50,000	0	725,000
Michael S. Geltzeiler	2010	$ 750,000	$1,100,000	$1,000,000	$2,850,000
Group Executive Vice President	2009	750,000	900,000	1,250,000	2,900,000
and Chief Financial Officer	2008	750,000	750,000	2,500,000	4,000,000
Lawrence E. Leibowitz	2010	$ 750,000	$2,000,000	$1,250,000	$4,000,000
Chief Operating Officer	2009	750,000	1,850,000	1,500,000	4,100,000
	2008	750,000	1,750,000	2,800,000	5,300,000
John K. Halvey	2010	$ 750,000	$2,000,000	$1,000,000	$3,750,000
Group Executive Vice President	2009	750,000	1,850,000	1,250,000	3,850,000
and General Counsel	2008	750,000	1,750,000	2,500,000	5,000,000
Roland Gaston-Bellegarde[5]	2010	€ 500,004	€ 541,354	$ 700,000	€1,567,674
Group Executive Vice President	2009	500,004	600,000	1,250,000	1,999,285
and Head of European Execution	2008	500,004	700,000	2,400,000	2,832,657

Notes:

(1) Amounts represent annual base salary rates and in certain cases differ from the corresponding amounts in the Summary Compensation Table, which vary depending on the named executive's length of service in a given year.

(2) Amounts include the cash and equity components of the annual performance bonus.

(3) LTIP awards are granted in U.S. dollars and converted into a number of NYSE Euronext shares based on the closing price of a share on the day prior to the grant date.

(4) Amounts for Messrs. Cerutti and Gaston-Bellegarde include the value of the LTIP award in euros.

(5) Amounts for Messrs. Cerutti and Gaston-Bellegarde are denominated in the local currency, the euro. Between 2008 and 2010, there were material fluctuations in exchange rates. For this reason, NYSE Euronext feels that presentation in the local currency better reflects overall compensation.

(6) Actual salary paid in 2009 was pro-rated, as Mr. Cerutti was hired in December 2009.

Other Compensation Elements

Employee Benefits

NYSE Euronext maintains the following employee benefit and perquisite programs for its named executives.

Welfare Benefits. NYSE Euronext has broad-based health, dental, vision, life and disability benefit programs. NYSE Euronext does not provide any welfare benefits exclusively to executives.

Retirement Benefits. For named executives based in the United States, Messrs. Niederauer, Leibowitz, Geltzeiler and Halvey, NYSE Euronext provides retirement benefits through a tax-qualified 401(k) retirement savings plan and a non-qualified arrangement, the Supplemental Executive Savings Plan (which is referred to in this section as the "SESP"), for contributions above 401(k) limits imposed under the Internal Revenue Code.

Prior to January 1, 2010, NYSE Euronext provided employer matching of executives' contributions to the SESP on a dollar-for-dollar basis up to 6% of base salary in excess of $245,000 (for 2009). Effective January 1, 2010, however, NYSE Euronext eliminated this employer match, which resulted in a significant reduction in the executives' total compensation.

Perquisites. Consistent with industry and local practice and to facilitate efficient conduct of business and promote the safety of NYSE Euronext's named executives, NYSE Euronext provides them with certain perquisites. These perquisites are in a form and amount that are typical in NYSE Euronext's industry and the principal countries in which it operates. The HR&CC reviews these perquisites on a regular basis.

NYSE Euronext provides Mr. Niederauer with a company car and trained security driver and each of Messrs. Cerutti and Gaston-Bellegarde with a company car. This convenience is provided primarily for business purposes and commuting. With limited exceptions, the named executives do not reimburse NYSE Euronext for the cost of their personal use of these services. NYSE Euronext provides Messrs. Leibowitz, Geltzeiler and Halvey with paid parking facilities. Although NYSE Euronext provides these benefits to enhance the security and efficiency of its key executives, SEC rules require that costs of personal use be disclosed as compensation to the executives.

Termination and Change in Control Arrangements

NYSE Euronext has entered into employment agreements with Messrs. Niederauer, Leibowitz, Geltzeiler, Halvey and Cerutti that provide termination benefits and change in control protection. In addition, under the terms of each of the RSU award agreements of Messrs. Niederauer, Cerutti, Leibowitz, Geltzeiler and Halvey, the awards fully vest, and the shares underlying the awards are distributed, on a change in control or on termination of his employment due to his death or disability, by NYSE Euronext without cause or by the executive for good reason or in a qualifying retirement at or after a specified age. The awards held by Mr. Gaston-Bellegarde generally vest and are distributed under the same circumstances as the awards described above, with the exception of his 2009 LTIP RSUs which vest and are distributed on a pro-rated basis on termination of his employment due to his death or disability or by NYSE Euronext without cause or due to a reduction in force. See "2010 Compensation — Potential Payments on Termination and Change in Control" below.

NYSE Euronext believes that termination benefits are appropriate to attract and retain executive talent, to avoid costly and potentially protracted separation negotiations and to protect its named executives' investment in NYSE Euronext. In addition, such benefits are customary in the jurisdictions in which NYSE Euronext does business and in which its named executives reside. NYSE Euronext's change in control protection is intended to provide management stability and reduce any reluctance on the part of the named executives to pursue and negotiate potential transactions that may enhance stockholder value, despite the uncertainty of whether the culmination of such transactions may result in the executives' employment being terminated or their positions being substantially reduced.

Clawbacks

NYSE Euronext would seek to recover, under the relevant provisions of the Sarbanes-Oxley Act, previously awarded bonuses or equity-based compensation or profits in the event of a restatement of financial or other performance results. NYSE Euronext will establish a policy to provide for the forfeiture or recovery of performance-based compensation in the event of such a restatement (*i.e.*, a "clawback"), as the rules mandated by the Dodd-Frank Act are defined.

Other Factors Affecting 2010 Compensation

Deductibility

Section 162(m) of the Internal Revenue Code generally limits the federal income tax deduction for compensation paid to each of the chief executive officer and the three other most highly compensated executive

officers (other than the chief financial officer) of a publicly held corporation to $1 million per fiscal year, with exceptions for certain performance-based compensation. Although NYSE Euronext considers deductibility under Section 162(m) when structuring its compensation arrangements for its named executives, depending upon the relevant circumstances at the time, the HR&CC may determine to award compensation that may not be deductible. In making this determination, the HR&CC balances the purposes and needs of NYSE Euronext's executive compensation program against potential tax cost.

In accordance with the terms of the NYSE Euronext Omnibus Incentive Plan, the HR&CC established performance goals for 2010 in a manner intended to ensure that the compensation paid to NYSE Euronext's named executives would not be subject to deductibility limits under Section 162(m). At its February 2010 meeting, the HR&CC determined that for 2010 Mr. Niederauer and Mr. Cerutti each was eligible for a maximum annual performance bonus of 1% of EBITDA (as previously defined); and that the other named executives subject to the limits were each eligible for a maximum annual performance bonus equal to 0.6% of EBITDA. The amounts of the annual performance bonuses paid to NYSE Euronext's named executives for 2010 were below these maximum amounts.

Note Regarding Equity Grant Calculations

The equity portions of the named executives' 2010 annual performance awards were granted at the HR&CC's February 2011 meeting. Because these awards were granted in 2011, they do not appear in the 2010 Summary Compensation Table that follows this CD&A. The equity portion of the 2010 annual performance awards will first appear in the 2011 line of next year's Summary Compensation Table.

Subsequent Events

Stock Ownership Guidelines

At its meeting in February 2011, the HR&CC adopted a Stock Ownership Guideline that requires NYSE Euronext's chief executive officer to maintain ownership of NYSE Euronext shares in an amount that is at least equal to three times his base salary. This policy is effective immediately. Mr. Niederauer currently exceeds this standard.

Entry into a Business Combination Agreement

On February 15, 2011, NYSE Euronext announced that it entered into a business combination agreement with Deutsche Börse. Following the closing of the transactions contemplated by the agreement, the former Deutsche Börse shareholders would own approximately 60% of the combined group and the former NYSE Euronext shareholders would own approximately 40% of the combined group on a fully diluted basis and assuming that all Deutsche Börse shares are tendered in the contemplated exchange offer.

As described above under "Termination and Change in Control Arrangements" and below under "2010 Compensation—Potential Payments on Termination and Change in Control," the RSU awards held by NYSE Euronext's named executives (other than the 2009 LTIP RSU award held by Mr. Gaston-Bellegarde) provide for full vesting on a change in control, and the closing of the contemplated transactions would constitute a change in control for purposes of these awards. The business combination agreement generally provides for the full vesting on the closing of the contemplated transactions of all outstanding RSU awards that would not fully vest on a change in control under their terms, including Mr. Gaston-Bellegarde's 2009 LTIP award.

Conclusion

As described in this CD&A, NYSE Euronext's compensation philosophy and the policies and practices that support it are designed to retain its talented management team and incentivize them to create shareholder value. To achieve these objectives, compensation is directly linked to the achievement of corporate operational and

strategic performance outcomes and the value of NYSE Euronext's stock, and is balanced between performance- and service-based awards. The HR&CC believes that the executive compensation actions that it took in 2010 support NYSE Euronext's compensation philosophy, implemented NYSE Euronext's compensation policies effectively, were competitive within the overall market for talent, and were appropriate considering NYSE Euronext's performance.

2010 Compensation

The following tables contain information about the compensation that NYSE Euronext provided to its chief executive officer, president and deputy chief executive officer, chief financial officer and three other most highly compensated executive officers in 2010.

2010 Summary Compensation Table

Name and Principal Position	Year[1]	Salary[2]	Bonus	Stock Awards[3]	All Other Compensation[4]	Total
				(in U.S. dollars)		
Duncan L. Niederauer	2010	1,000,000	2,375,000	3,625,001	58,039	7,058,040
Chief Executive Officer	2009	1,000,000	2,125,000	3,999,980	148,943	7,273,923
	2008	1,000,000	2,000,000	5,999,935	175,792	9,175,727
Dominique Cerutti[5]	2010	897,750	850,000	1,785,007	54,926	3,587,683
President and Deputy Chief	2009	46,911	34,750	570,303	2,760	654,724
Executive Officer						
Michael S. Geltzeiler	2010	750,000	550,000	1,449,982	38,018	2,788,000
Group Executive Vice President	2009	750,000	450,000	1,624,994	53,450	2,878,444
and Chief Financial Officer	2008	389,423	375,000	2,499,978	14,060	3,278,461
Lawrence E. Leibowitz	2010	750,000	1,000,000	2,174,996	34,317	3,959,313
Chief Operating Officer	2009	750,000	925,000	2,375,009	87,265	4,137,274
John K. Halvey	2010	750,000	1,000,000	1,924,992	35,654	3,710,646
Group Executive Vice President	2009	750,000	925,000	2,124,997	62,780	3,862,777
and General Counsel	2008	605,769	875,000	4,507,907	72,161	6,060,837
Roland Gaston-Bellegarde[5]	2010	665,005	360,000	1,119,993	225,000	2,369,998
Group Executive Vice President	2009	695,006	417,000	1,707,036	196,450	3,015,492
and Head of European						
Execution						

Notes:

(1) Mr. Cerutti joined NYSE Euronext on December 15, 2009 and was approved as deputy chief executive officer and head of Global Technology on December 31, 2009. Messrs. Geltzeiler and Halvey joined NYSE Euronext on June 16, 2008 and March 3, 2008, respectively.

(2) For partial years of employment, this column represents the pro rata amount of salary earned for the year.

(3) This column represents the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of RSUs granted by NYSE Euronext in 2008, 2009 and 2010. The actual value realized by each named executive for stock awards is a function of the value of stock underlying such awards on the date such stock is delivered. For further information on how NYSE Euronext accounts for stock-based compensation, please see Notes 2 and 10 to the consolidated financial statements included in NYSE Euronext's 2010 Annual Report on Form 10-K. NYSE Euronext granted RSUs as part of the 2010 annual incentive bonus awarded to each named executive. However, because these grants were not made until after the end of 2010, they are not reflected in this column in accordance with SEC rules. These RSU grants are described in the Annual Performance Bonus section of the Compensation Discussion and Analysis that precedes this table.

(4) This column includes the incremental cost of perquisites, NYSE Euronext contributions to defined contribution retirement plans (including matching contributions and retirement accumulation contributions under NYSE Group's 401(k) savings plans), company contributions to a profit sharing plan and life insurance premiums paid by NYSE Euronext. The 2010 All Other Compensation table that follows provides additional detail regarding the amounts in this column.

(5) For Messrs. Cerutti and Gaston-Bellegarde, this table represents the U.S. dollar equivalent of amounts earned in euros. For 2010, 2009 and 2008, the applicable exchange rates were $1.33, $1.39 and $1.47 per euro, respectively.

Detail Regarding Perquisites, Benefits and All Other Compensation

The following table details the incremental cost of perquisites received by each of the named executives, as well as the other elements of compensation listed in the "All Other Compensation" column of the 2010 Summary Compensation Table, for 2010. The incremental cost of personal use of automobiles and drivers represents the portion of the full cost to NYSE Euronext that reflects personal use. Although NYSE Euronext provides these benefits to enhance the security and efficiency of Mr. Niederauer, SEC rules require that costs of commuting and other uses not directly and integrally related to its business be disclosed as compensation to the executive.

2010 All Other Compensation

Name	Perquisites	Retirement Plan Contributions	Life Insurance	Other	Total
			(in U.S. dollars)		
Duncan L. Niederauer	28,511[2]	26,528[3]	3,000	—	58,039
Dominique Cerutti[1]	—	—	6,320	48,606[4]	54,926
Michael S. Geltzeiler	—	26,528[3]	2,250	9,240[5]	38,018
Lawrence E. Leibowitz	—	26,667[3]	2,250	5,400[5]	34,317
John K. Halvey	—	26,528[3]	2,250	6,876[5]	35,654
Roland Gaston-Bellegarde[1]	—	—	6,284	218,716[6]	225,000

Notes:

(1) For Messrs. Cerutti and Gaston-Bellegarde, the amounts in this table represent the U.S. dollar equivalent of amounts earned in euros, based on $1.33 per euro which was the average exchange rate for 2010.

(2) Represents pro-rated personal use of 8.5% of a company-provided car and driver.

(3) Represents company contributions to the executive's account under NYSE Euronext's 401(k) plan.

(4) Represents private medical coverage premiums and contributions to a personal defined contribution scheme in lieu of pension benefits.

(5) Represents cost of parking facilities.

(6) Represents private medical coverage premiums, company contributions to a personal defined contribution scheme in lieu of pension benefits and overtime earned.

2010 Grants of Plan-Based Awards

Name	Grant Date	Date of Board Action	Stock Awards: Number of Shares of Stock[1]	Grant Date Fair Value of Stock Awards
				(in U.S. dollars)
Duncan L. Niederauer				
2009 Annual Bonus Grant	2/10/10	2/3/10	89,852	2,125,000
2010 LTIP Grant	2/10/10	2/3/10	63,425	1,500,001
Dominique Cerutti				
2009 Annual Bonus Grant	2/10/10	2/3/10	1,480	35,002
2010 LTIP Grant	2/10/10	2/3/10	73,996	1,750,005
Michael S. Geltzeiler				
2009 Annual Bonus Grant	2/10/10	2/3/10	19,027	449,989
2010 LTIP Grant	2/10/10	2/3/10	42,283	999,993
Lawrence E. Leibowitz				
2009 Annual Bonus Grant	2/10/10	2/3/10	39,112	924,999
2010 LTIP Grant	2/10/10	2/3/10	52,854	1,249,997
John K. Halvey				
2009 Annual Bonus Grant	2/10/10	2/3/10	39,112	924,999
2010 LTIP Grant	2/10/10	2/3/10	42,283	999,993
Roland Gaston-Bellegarde				
2009 Annual Bonus Grant	2/10/10	2/3/10	17,759	420,000
2010 LTIP Grant	2/10/10	2/3/10	29,598	699,993

Notes:

(1) None of the awards granted in 2010 was subject to any performance-based condition.

Named Executives' Employment Agreements and Equity Awards

NYSE Euronext has entered into employment agreements with Messrs. Niederauer, Leibowitz, Geltzeiler, Halvey and Cerutti that provide for the payment of base salaries, annual performance bonuses, long-term incentive awards and perquisites to the executives. The agreements also contain restrictions against competing and soliciting NYSE Euronext's employees and customers that apply during the executives' employment and for one year after termination of their employment.

Base Salary

The employment agreements with Messrs. Niederauer, Leibowitz, Geltzeiler and Halvey provide that their salaries are to be determined by the HR&CC and can be no less than $1,000,000, $750,000, $750,000 and $750,000, respectively. Mr. Cerutti's employment agreement provides for an initial base salary of €675,000.

Annual Performance Bonus Awards

Under the terms of their employment agreements, Messrs. Niederauer, Leibowitz, Geltzeiler and Halvey are eligible for annual bonuses at the discretion of the HR&CC, paid in any combination of cash and equity. On termination of the executive's employment by NYSE Euronext without "cause," by the executive for "good reason" or due to the executive's death or "disability" (for the definitions of such terms, see "Potential Payments on Termination and Change in Control" below), the executive would be entitled to an annual bonus for the year of such termination in an amount based on the HR&CC's determination of the achievement of the applicable performance metrics for such year, pro-rated to reflect the portion of such year that the executive was employed and paid at the time annual bonuses are paid by NYSE Euronext.

Mr. Cerutti is eligible for an annual bonus at the discretion of the HR&CC, paid half in cash and half in RSUs. The annual maximum amount of Mr. Cerutti's annual bonus will be determined each year by NYSE Euronext.

Effective February 10, 2010, the HR&CC granted RSU awards to each of the named executives under the NYSE Euronext Omnibus Incentive Plan as part of the 2009 annual performance bonus. Although these awards correspond to the 2009 annual performance bonus, they appear in the above table because they were granted in 2010 (once the financial results for 2009 and annual performance awards had been determined). The RSUs are scheduled to vest, and the underlying shares are scheduled to be delivered, in substantially equal installments on each February 10 of 2011, 2012 and 2013. See "Compensation Discussion and Analysis" for a discussion of these award amounts.

Awards of RSUs granted as part of the 2010 annual performance bonus were granted in 2011 (once the financial results for 2010 and annual performance awards had been determined) and therefore will appear in the Grants of Plan-Based Awards table for 2011.

Long Term Incentive Awards

Effective February 10, 2010, the HR&CC granted an additional annual award of RSUs pursuant to the LTIP to each of the named executives, in the amounts set forth in the table above. The RSUs were issued under and are governed by the NYSE Euronext Omnibus Incentive Plan. The RSUs are scheduled to vest, and the underlying shares are scheduled to be delivered, in their entirety on February 10, 2013.

Perquisites

Messrs. Niederauer and Cerutti's employment agreements provide for their use of a car and driver to be provided by NYSE Euronext, provided that Mr. Cerutti's use of a driver, if any, is to be for business purposes only. Mr. Cerutti is currently provided with the use of a car but does not have a driver. Pursuant to their employment agreements, NYSE Euronext provides Messrs. Leibowitz, Geltzeiler and Halvey with paid parking facilities.

Termination of Employment

The employment agreements of Messrs. Niederauer, Leibowitz, Geltzeiler, Halvey and Cerutti provide for severance payments and acceleration of equity award vesting on specified terminations of employment. In addition, the RSU awards held by NYSE Euronext's named executives provide for accelerated vesting of the RSUs on a change in control (other than the 2009 LTIP award held by Mr. Gaston-Bellegarde). See "Potential Payments on Termination and Change in Control" below.

Outstanding Equity Awards at December 31, 2010

	Stock Awards	
Name	Number of Shares That Have Not Vested	Market Value of Shares That Have Not Vested[7]
	(#)	(in U.S. dollars)
Duncan L. Niederauer[1]	375,119	11,246,068
Dominique Cerutti[2]	90,184	2,703,716
Michael S. Geltzeiler[3]	174,949	5,244,970
Lawrence E. Leibowitz[4]	234,450	7,028,811
John K. Halvey[5]	212,857	6,381,453
Roland Gaston-Bellegarde[6]	156,615	4,695,317

Notes:

(1) Represents 9,386 RSUs ($281,392) granted to Mr. Niederauer as an annual bonus for 2007, 58,918 RSUs ($1,766,362) granted under the LTIP in 2008 at two times the annual target level, 61,415 RSUs ($1,841,222) granted as an annual bonus for 2008, 92,123 RSUs ($2,761,848) granted under the LTIP in 2009, 89,852 RSUs ($2,693,763) granted as an annual bonus for 2009 and 63,425 RSUs ($1,901,482) granted under the LTIP in 2010. The annual bonus RSUs vest ratably over a period of three years from the date of grant. The LTIP RSUs vest fully three years from the date of grant.

(2) Represents 14,708 RSUs ($440,946) granted to Mr. Cerutti as a sign-on equity award in 2009, 1,480 RSUs ($44,370) granted as an annual bonus for 2009 and 73,996 RSUs ($2,218,400) granted under the LTIP in 2010. The sign-on and annual bonus RSUs vest ratably over a period of three years from the date of grant. The LTIP RSUs vest fully three years from the date of grant.

(3) Represents 44,547 RSUs ($1,335,519) granted to Mr. Geltzeiler under the LTIP pursuant to his employment agreement, 11,515 RSUs ($345,220) granted as an annual bonus for 2008, 57,577 RSUs ($1,726,158) granted under the LTIP in 2009, 19,027 RSUs ($570,429) granted as an annual bonus for 2009 and 42,283 RSUs ($1,267,644) granted under the LTIP in 2010. The annual bonus RSUs vest ratably over a period of three years from the date of grant. The LTIP RSUs vest fully three years from the date of grant.

(4) Represents 5,279 RSUs ($158,264) granted to Mr. Leibowitz as an annual bonus for 2007, 41,243 RSUs ($1,236,465) granted under the LTIP in 2008 at two times the annual target level, 26,869 RSUs ($805,533) granted as an annual bonus for 2008, 69,093 RSUs ($2,071,408) granted under the LTIP in 2009, 39,112 RSUs ($1,172,578) granted as an annual bonus for 2009 and 52,854 RSUs ($1,584,563) granted under the LTIP in 2010. The annual bonus RSUs vest ratably over a period of three years from the date of grant. The LTIP RSUs vest fully three years from the date of grant.

(5) Represents 10,192 RSUs ($305,556) granted to Mr. Halvey as a sign-on equity award in 2008, 36,824 RSUs ($1,103,984) granted under the LTIP in 2008 at two times the annual target level, 26,869 RSUs ($805,533) granted as an annual bonus for 2008, 57,577 RSUs ($1,726,158) granted under the LTIP in 2009, 39,112 RSUs ($1,172,578) granted as an annual bonus for 2009 and 42,283 RSUs ($1,267,644) granted under the LTIP in 2010. The sign-on and annual bonus RSUs vest ratably over a period of three years from the date of grant. The LTIP RSUs vest fully three years from the date of grant.

(6) Represents 2,295 RSUs ($68,804) granted to Mr. Gaston-Bellegarde as an annual bonus for 2007, 35,351 RSUs ($1,059,823) granted under the LTIP in 2008 at two times the annual target level, 14,035 RSUs ($420,769) granted as an annual bonus for 2008, 57,577 RSUs ($1,726,158) granted under the LTIP in 2009, 17,759 RSUs ($532,415) granted as an annual bonus for 2009 and 29,598 RSUs ($887,348) granted under the LTIP in 2010. The annual bonus RSUs vest ratably over a period of three years from the date of grant. The LTIP RSUs vest fully three years from the date of grant.

(7) For the purposes of this table, NYSE Euronext has determined the market value of RSUs based on $29.98 per share, the closing, price of NYSE Euronext shares on December 31, 2010.

Stock Vested During 2010

Name	Stock Awards	
	Number of Shares Acquired on Vesting	Value Realized on Vesting[7]
	(#)	(in U.S. dollars)
Duncan L. Niederauer[1]	57,445	1,473,952
Dominique Cerutti[2]	7,354	215,840
Michael S. Geltzeiler[3]	5,758	136,177
Lawrence E. Leibowitz[4]	18,714	439,261
John K. Halvey[5]	23,627	594,145
Roland Gaston-Bellegarde[6]	9,315	218,852

(1) Represents 17,352 RSUs granted to Mr. Niederauer as a sign-on equity award in 2007, 9,385 RSUs granted as an annual bonus for 2007 and 30,708 RSUs granted as an annual bonus for 2008.
(2) Represents 7,354 RSUs granted to Mr. Cerutti as a sign-on equity award in 2009.
(3) Represents 5,758 RSUs granted to Mr. Geltzeiler as an annual bonus for 2008.
(4) Represents 5,279 RSUs granted to Mr. Leibowitz as an annual bonus for 2007 and 13,435 RSUs granted as an annual bonus for 2008.
(5) Represents 10,192 RSUs granted to Mr. Halvey as a sign-on equity award in 2008 and 13,435 RSUs granted as an annual bonus for 2008.
(6) Represents 2,298 RSUs granted to Mr. Gaston-Bellegarde as an annual bonus for 2007 and 7,017 RSUs granted as an annual bonus for 2008.
(7) The values shown were calculated based on the closing prices of NYSE Euronext shares on the applicable vesting dates. These prices ranged from $23.02 to $30.64.

Pension Benefits

None of NYSE Euronext's named executives participates in any defined benefit pension plan.

2010 Nonqualified Deferred Compensation

Name	Executive Contributions in 2010[1]	NYSE Euronext Contributions in 2010	Aggregate Earnings in 2010[2]	Aggregate Withdrawals/ Distributions in 2010	Aggregate Balance at 12/31/10
			(in U.S. dollars)		
Duncan L. Niederauer	45,300	37,750	198	—	346,181
Dominique Cerutti	—	—	—	—	—
Michael S. Geltzeiler	0	25,250	26,244	—	159,041
Lawrence E. Leibowitz	216,500	25,250	99,063	—	882,215
John K. Halvey	30,300	25,250	18,098	—	191,747
Roland Gaston-Bellegarde	—	—	—	—	—

Notes:

(1) Represents salary deferred under the SESP. All of these amounts appeared in the Summary Compensation Table as "Salary" in the year in which they were earned.
(2) These earnings consist primarily of market gains and losses as well as dividends paid on equity investments. These earnings did not appear as compensation in the Summary Compensation Table.

NYSE Euronext maintains the SESP to provide deferred compensation opportunities to U.S. employees who earn compensation over the limit set by the Internal Revenue Code for NYSE Euronext's U.S. tax qualified plans. Generally, U.S. employees with the title "officer" and U.S. non-officers whose salaries and cash bonuses for the prior year exceed the IRS limit on pensionable earnings for that prior year ($245,000 for 2010) may participate. A participant's account is credited with earnings until distribution based on a measurement alternative selected by the participant from among generally available, publicly traded funds offered by several providers. Participants are not limited in terms of how often they may move their investments between funds, but they cannot change the contribution amount during the year. Participants may elect to receive their account balances in a lump sum distribution or in annual installments following termination of employment.

Participants employed prior to 2006 were immediately vested in employer matching contributions to their accounts under the SESP and any earnings or losses thereon. Participants hired on or after January 1, 2006 vest in the matching contributions and any earnings or losses thereon 20% per year for the first five years of recognized service. Effective January 1, 2010, NYSE Euronext eliminated the matching contributions under the SESP.

Potential Payments on Termination and Change in Control

The following narrative and table summarize and quantify the payments and benefits that each of NYSE Euronext's named executives would have received had his employment terminated or had a change in control of NYSE Euronext occurred, in each case on December 31, 2010 under the specified circumstances described below.

Messrs. Niederauer, Leibowitz, Geltzeiler and Halvey

Employment agreements. In 2008, NYSE Euronext entered into employment agreements with Messrs. Niederauer, Leibowitz, Geltzeiler and Halvey that provide for the following payments and benefits on termination of the executive's employment by NYSE Euronext without "cause" or by the executive for "good reason" (as such terms are defined below):

- an annual bonus for the year of such termination in an amount based on the HR&CC's determination of the achievement of the applicable performance metrics for such year, pro-rated to reflect the portion of such year that the executive was employed and paid at the time annual bonuses are paid by NYSE Euronext;

- a severance payment in an amount equal to:

  - 200% of the executive's base salary plus target bonus, if such termination occurs:

    - during the first three years after the effective date of the employment agreement; or

    - in connection with or anticipation of, or within two years after, a "change in control" (as defined below); or

  - 100% of the executive's base salary plus target bonus, if such termination occurs:

    - more than three years after the effective date of the agreement; and

    - not in connection with or anticipation of, or within two years after, a change in control;

- any equity compensation awards granted with respect to an annual bonus will fully vest, and any shares underlying any such awards will be distributed;

- any equity compensation awards granted under the LTIP that are subject to:

  - time-based vesting conditions will vest, and any shares underlying such awards will be distributed, as if the executive had remained employed through the next scheduled vesting date; and

  - performance vesting conditions will vest, and any shares underlying such awards will be distributed, in an amount based on the HR&CC's determination of the achievement of the applicable performance metrics for the applicable performance period, which vesting and distribution will be pro-rated to reflect the portion of such period that the executive was employed and which will occur at the time applicable to awards held by active executives generally;

- continued health and life insurance benefits at the active employee cost for the following period (except that such benefits will be secondary or supplemental to any such benefits that are provided during such period by any subsequent employer):

  - two years, if such termination occurs:

    - during the first three years after the effective date of the employment agreement; or

    - in connection with or anticipation of, or within two years after, a change in control; or

  - one year, if such termination occurs:

    - more than three years after the effective date of the employment agreement; and

    - not in connection with or anticipation of, or within two years after, a change in control.

These payments and benefits are conditioned on the executives executing a release of claims against NYSE Euronext and its affiliates. Each of the employment agreements provides that, on termination of the executive's employment due to his death or "disability" (as defined below), he is entitled to a pro-rated annual bonus and accelerated vesting and distribution with respect to his equity compensation awards on the same terms as on termination of his employment by NYSE Euronext without cause or by him for good reason, as described above.

"Cause" generally means the executive's:

- conviction of, or plea of *nolo contendere* to, a felony involving moral turpitude;

- willful misconduct or gross neglect, in either case resulting in material harm to NYSE Euronext;

- willful continued failure to carry out reasonable and lawful directions of the Board or, in Mr. Geltzeiler' s case, the chief executive officer;

- fraud, embezzlement, theft or dishonesty of a material nature against NYSE Euronext or willful violation of a company policy or procedure, in each case resulting in material harm to NYSE Euronext; or

- willful material breach of the restrictions against competition and solicitation contained in the employment agreement that is not cured by the executive within 30 days after the Board provides written notice.

"Good reason" generally means the occurrence of any of the following events or actions that remains uncured by NYSE Euronext for 30 days after the executive's written notice:

- a material reduction in the executive's base salary or target bonus;

- a relocation of the executive's principal office to more than 50 miles from New York, New York;

- a material reduction in the executive's titles, authority, duties or responsibilities;

- a change in reporting so that the executive no longer reports to the Board, in the case of Mr. Niederauer, or to the chief executive officer, in the cases of Messrs. Leibowitz, Geltzeiler and Halvey;

- the failure by NYSE Euronext to obtain an assumption of its obligations under the employment agreement by any successor to NYSE Euronext within 15 days after a merger, consolidation, sale or similar transaction;

- a material breach by NYSE Euronext of the employment agreement;

- in the case of Mr. Niederauer, the failure to nominate him as a director in the first election following his removal from the Board; or

- in the case of Mr. Halvey, his no longer being the sole and top legal officer of NYSE Euronext and its affiliates.

"Change in control" generally means:

- a change in the majority control of NYSE Euronext;

- a change in the majority control of the Board;

- the consummation of one of several specified business combinations, such as a reorganization, merger, share exchange or sale of all or substantially all of the assets of NYSE Euronext, if NYSE Euronext's stockholders before the combination do not hold the majority of the shares of the resulting company and the members of the Board do not hold the majority of seats on the board of the resulting company; or

- the approval of a liquidation or dissolution of NYSE Euronext by its stockholders.

"Disability" generally means that the executive has been unable, for 120 or more days out of 180 consecutive days, to perform his duties as a result of physical or mental injury, illness, injury or incapacity.

RSU award agreements. Under the terms of each of the RSU award agreements of Messrs. Niederauer, Leibowitz, Geltzeiler and Halvey, the awards fully vest, and the shares underlying the awards are distributed, on a change in control or on termination of his employment due to his death or disability, by NYSE Euronext without cause or by the executive for good reason or in a qualifying retirement at or after a specified age. As of December 31, 2010, none of the executives qualified for retirement, and, therefore, had any of the executives resigned his employment without good reason on that date, he would have forfeited his RSUs.

Mr. Cerutti

Employment agreement. In September 2009, NYSE Euronext entered into an employment agreement with Mr. Cerutti that provides for the following payments and benefits on termination of his employment by NYSE Euronext for any reason other than gross or willful misconduct or an agreed-upon termination:

- a severance payment in an amount equal to:
    - 150% of his base salary plus maximum annual bonus, if such termination occurs:
        - during the first three years after the effective date of the agreement; or
        - in connection with or anticipation of, or within two years after, a change in control; or
    - 50% of his base salary plus maximum annual bonus, if such termination occurs:
        - more than three years after the effective date of the agreement; and
        - not in connection with or anticipation of, or within two years after, a change in control;
- any equity compensation awards granted as part of his annual bonus or the special 2009 bonus paid to Mr. Cerutti in order compensate him for the loss of the bonus he would have received from his previous employer, prior to such termination will fully vest; and
- any RSUs granted under the LTIP will vest, and any shares underlying such RSUs will be distributed, in the same manner as described above for Messrs. Niederauer, Leibowitz, Geltzeiler and Halvey.

The agreement provides that, on Mr. Cerutti's resignation, his special 2009 bonus and annual bonus RSUs vest under the following circumstances:

- if he complies with the restrictions against competition and solicitation contained in his employment agreement through the first anniversary of such resignation, such RSUs will vest on such anniversary; and
- if NYSE Euronext releases him from such restrictions against competition and solicitation, such RSUs will vest on the dates specified in the applicable award agreements.

The agreement also provides that, subject to Mr. Cerutti's compliance with such restrictions against competition and solicitation, he will receive an amount equal to 50% of the sum of his base salary and maximum annual bonus, paid in 12 equal monthly installments during the restricted period.

RSU award agreements. Under the terms of Mr. Cerutti's special 2009 bonus RSU award agreement, the RSUs fully vest, and the shares underlying the awards are distributed, on a change in control or on termination of his employment due to his death or "disability," by NYSE Euronext without "cause" or due to a reduction in force, or by him for any reason in a qualifying retirement at or after a specified age (as such terms are defined in NYSE Euronext's Omnibus Incentive Plan). Under the terms of Mr. Cerutti's annual bonus and LTIP RSU award agreements, the RSUs fully vest and are distributed under the same circumstances as are described above for the

RSU award agreements of Messrs. Niederauer, Leibowitz, Geltzeiler and Halvey (*i.e.*, on a change in control or on termination of his employment due to his death or disability, by NYSE Euronext without cause or by him for good reason or in a qualifying retirement at or after a specified age). Although Mr. Cerutti did not qualify for retirement as of December 31, 2010, had he resigned his employment without good reason on that date, his RSUs would have vested under the terms of his employment agreement, as described above.

Mr. Gaston-Bellegarde

The terms of Mr. Gaston-Bellegarde's employment are governed by the French Labor Code and the collective labor agreement within the U.E.S. ParisBourse dated January 26, 2000. Mr. Gaston-Bellegarde's RSU award agreements provide for accelerated vesting and distribution of the RSUs under the following circumstances:

2008 and 2009 awards. The bonus RSUs that Mr. Gaston-Bellegarde was granted in 2008 and 2009 fully vest and are distributed on a change in control or on termination of his employment due to his death or "disability," by NYSE Euronext without "cause" or due to a reduction in force or by him in a qualifying retirement at or after a specified age (as such terms are defined in NYSE Euronext's Omnibus Incentive Plan). The LTIP RSUs that Mr. Gaston-Bellegarde was granted in 2008 and 2009 vest and are distributed on a pro-rated basis on termination of his employment due to his death or disability or by NYSE Euronext without cause or due to a reduction in force, and the LTIP RSUs granted in 2008 fully vest and are distributed on a change in control.

2010 awards. The bonus and LTIP RSUs that Mr. Gaston-Bellegarde was granted in 2010 fully vest and are distributed under the same circumstances as are described above for the RSU award agreements of Messrs. Niederauer, Leibowitz, Geltzeiler and Halvey (*i.e.*, on a change in control or on termination of his employment due to his death or disability, by NYSE Euronext without cause or by him for good reason or in a qualifying retirement at or after a specified age). Mr. Gaston-Bellegarde did not qualify for retirement as of December 31, 2010 and, therefore, had he resigned his employment without good reason on that date, he would have forfeited his 2010 awards.

Termination for Cause by NYSE Euronext or Engagement in Detrimental Activities

Under the terms of each named executive's award agreements, the RSUs are subject to forfeiture on termination of the executive's employment by NYSE Euronext for cause.

The RSUs granted before 2009 to NYSE Euronext's named executives (other than Mr. Cerutti, who commenced his employment in 2009) were granted under the NYSE Euronext 2006 Stock Incentive Plan. These RSUs are subject to forfeiture on the executive's engagement in any of several specified detrimental activities, including disclosure of confidential facts, disparagement of NYSE Euronext or its affiliates or any activity that would constitute grounds for termination of the executive's employment by NYSE Euronext for cause.

Golden Parachute Excise Tax Gross-Up

Each of the employment agreements with Messrs. Niederauer, Leibowitz, Geltzeiler and Halvey provides that the executive will be entitled to a "gross-up" of any golden parachute excise tax imposed under Internal Revenue Code Section 4999 on any payments or benefits that he receives in connection with a change in control (as defined for purposes of Internal Revenue Code Section 280G). However, if the amount of these payments and benefits does not exceed 110% of the executive's safe harbor amount (generally, three times his average total annual compensation for the five calendar years prior to the change in control), then these payments and benefits will be reduced to an amount that is $5,000 less than the amount that would subject the executive to the excise tax.

2010 Termination and Change in Control Payments and Benefits

	2010 Bonus	Severance	Vesting of RSU Awards[1]	Health and Life Insurance Benefits[2]	Excise Tax Protection	Non-Compete /Non-Solicit Consideration[5]	Total
				(in U.S. dollars)			
Duncan L. Niederauer							
By NYSE Euronext with Cause or by Mr. Niederauer without Good Reason	—	—	—	—	—	—	—
By NYSE Euronext without Cause or by Mr. Niederauer with Good Reason	4,750,000	12,000,000	11,246,068	44,349	—	—	28,040,417
Change in Control	4,750,000	12,000,000	11,246,068	44,349	6,234,002	—	34,274,419
Death or Disability	4,750,000	—	11,246,068	—	—	—	15,996,068
Dominique Cerutti							
By NYSE Euronext with Cause	—						—
By Mr. Cerutti without Good Reason	—	—	485,316	—	—	—	485,316
By NYSE Euronext without Cause	1,700,000	3,341,625	2,703,716	—	—	1,113,875	8,859,216
By Mr. Cerutti with Good Reason	—	—	2,703,716	—	—	—	2,703,716
Change in Control	1,700,000	3,341,625	2,703,716	—	—	1,113,875	8,859,216
Death or Disability	1,700,000	—	2,703,716	—	—	—	4,403,716
Michael S. Geltzeiler							
By NYSE Euronext with Cause or by Mr. Geltzeiler without Good Reason	—	—	—	—	—	—	—
By NYSE Euronext without Cause or by Mr. Geltzeiler with Good Reason	1,100,000	3,700,000	5,244,971	42,849	—	—	10,087,820
Change in Control	1,100,000	3,700,000	5,244,971	42,849	2,131,273	—	12,219,093
Death or Disability	1,100,000	—	5,244,971	—	—	—	6,344,971
Lawrence E. Leibowitz							
By NYSE Euronext with Cause or by Mr. Leibowitz without Good Reason	—	—	—	—	—	—	—
By NYSE Euronext without Cause or by Mr. Leibowitz with Good Reason	2,000,000	6,000,000	7,028,811	34,099	—	—	15,062,910
Change in Control	2,000,000	6,000,000	7,028,811	34,099	3,363,544	—	18,426,454
Death or Disability	2,000,000	—	7,028,811	—	—	—	9,028,811
John K. Halvey							
By NYSE Euronext with Cause or by Mr. Halvey without Good Reason	—	—	—	—	—	—	—
By NYSE Euronext without Cause or by Mr. Halvey with Good Reason	2,000,000	5,500,000	6,381,453	42,849	—	—	13,924,302
Change in Control	2,000,000	5,500,000	6,381,453	42,849	3,025,569	—	16,949,871
Death or Disability	2,000,000	—	6,381,453	—	—	—	8,381,453
Roland Gaston-Bellegarde							
By NYSE Euronext with Cause or by Mr. Gaston-Bellegarde without Good Reason	—	—	—	—	—	—	—
By NYSE Euronext without Cause	720,000[4]		3,906,276	—	—	—	4,626,276
By Mr. Gaston-Bellegarde with Good Reason	—	—	3,906,276	—	—	—	3,906,276
Change in Control	720,000[4]	—	4,695,318[5]	—	—	—	5,415,318
Death or Disability	720,000[4]	—	3,906,276	—	—	—	4,626,276

Notes:

(1) The values for the accelerated vesting of the named executives' RSU awards are calculated based on the $29.98 closing price of a NYSE Euronext share on December 31, 2010.

(2) Assumes that the executive would not have become re-employed with another employer, thereby making him eligible for health care and/or life insurance benefits under such other employer's benefit plans.
(3) Represents compensation provided under Mr. Cerutti's employment agreement in consideration of non-compete and non-solicit obligations for a period of one year following termination of his employment.
(4) Mr. Gaston-Bellegarde is not contractually entitled to a payment in respect of his annual bonus for the year in which his employment terminates. Nevertheless, for purposes of this table, NYSE Euronext has assumed that, had Mr. Gaston-Bellegarde's employment terminated due to his death or disability, or had NYSE Euronext terminated his employment without cause, in each case on December 31, 2010, consistent with historical practice, NYSE Euronext would have provided Mr. Gaston-Bellegarde with the full amount of his annual bonus for 2010.
(5) Mr. Gaston-Bellegarde's 2009 LTIP RSU award agreement does not provide for accelerated vesting upon a change in control. Nevertheless, for purposes of this table, NYSE Euronext has assumed that, had a change in control occurred on December 31, 2010, the HR&CC would have exercised its discretion under the Omnibus Incentive Plan to accelerate the vesting of his award.

Nonqualified Deferred Compensation Distributions

In addition to the amounts shown in the table above, following termination of their employment, Messrs. Niederauer, Cerutti, Geltzeiler and Halvey are entitled to receive distribution of their amounts deferred under the SESP, NYSE Euronext's U.S. nonqualified deferred compensation plan. These amounts as of December 31, 2010 are set forth above in the "Aggregate Balance at 12/31/10" column of the 2010 Nonqualified Deferred Compensation table.

HR&CC Interlocks and Insider Participation

In 2010, NYSE Euronext's HR&CC consisted of Duncan M. McFarland, James J. McNulty, Ricardo Salgado and Sir Brian Williamson. No member of NYSE Euronext's HR&CC is a current or former officer or employee of NYSE Euronext or any of its subsidiaries, with the exception of Sir Brian Williamson, who resigned as executive chairman of LIFFE, the predecessor of NYSE Liffe, in April 2003. There are no compensation committee interlocks (*i.e.*, situations where an executive officer of NYSE Euronext serves on the board or compensation committee of another company and an executive officer of such company serves on NYSE Euronext's board or HR&CC).

Certain Relationships and Related Transactions

NYSE Euronext's Code of Ethics and Business Conduct, which applies to all of its employees and directors, its subsidiaries and certain persons performing services for NYSE Euronext, prohibits all conflicts of interest, unless they have been approved by NYSE Euronext's Board of Directors (or an authorized committee of NYSE Euronext's Board). NYSE Euronext's Board has delegated to NYSE Euronext's Nominating and Governance Committee the review of potential conflicts of interest, as well as the review and approval of related-party transactions involving more than $120,000. In March 2008, upon the recommendation of the Nominating and Governance Committee, NYSE Euronext's Board adopted a formal, written related-party transactions approval policy. Under this policy, transactions between NYSE Euronext and any executive officer, director or holder of more than 5% of NYSE Euronext's shares, or any immediate family member of such person, must be approved or ratified by NYSE Euronext's Nominating and Governance Committee or NYSE Euronext's Board in accordance with the terms of the policy. In determining whether to approve or ratify a transaction with related persons, the Nominating and Governance Committee or NYSE Euronext's Board may consider, among other things: (1) whether the terms of the transaction are fair to NYSE Euronext and would apply on the same basis if the other party to the transaction did not involve a related person; (2) whether there are compelling business reasons for NYSE Euronext to enter into the transaction; (3) whether the transaction would impair the independence of an otherwise independent director; and (4) whether the transaction presents an improper conflict of interest, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect nature of his or her interest in the transaction and the ongoing nature of any proposed relationship and any other factors NYSE Euronext's Nominating and Governance Committee deems relevant.

Director Independence

NYSE Euronext shares are listed on the New York Stock Exchange as well as Euronext Paris. As a company listed on the New York Stock Exchange, NYSE Euronext's Board of Directors must comply with the NYSE corporate governance requirements, including the director independence standards. Those standards require that a majority of NYSE Euronext's Board of Directors be comprised of directors who have no direct or indirect material relationship with NYSE Euronext. In April 2007, NYSE Euronext adopted the Independence Policy of the NYSE Euronext board of directors (which is referred to in this section as the "Independence Policy"), which was recently amended in December 2009. The Independence Policy sets forth the independence requirements that apply to the members of NYSE Euronext's board of directors, which include, and in several respects go beyond, the NYSE standards.

Under NYSE Euronext's Independence Policy, a director is independent only if NYSE Euronext's Board of Directors determines that such director does not have any material relationships with NYSE Euronext and its subsidiaries. In making independence determinations, NYSE Euronext's board must consider the special responsibilities of a director in light of the fact that NYSE Euronext controls entities that are U.S. self-regulatory organizations subject to the supervision of the SEC, as well as entities that are European securities exchanges subject to the supervision various local and national regulators.

Security Ownership of Certain NYSE Euronext Beneficial Owners and Management

The following tables set forth information, as of March 1, 2011, regarding the beneficial ownership of NYSE Euronext shares by:

- each person who is known by NYSE Euronext to own beneficially 5% or more of NYSE Euronext's outstanding shares;

- each of NYSE Euronext's directors and director nominees;

- each of NYSE Euronext's named executive officers; and

- NYSE Euronext's directors and executive officers as a group.

Unless otherwise indicated, the business address of NYSE Euronext's directors and named executive officers is 11 Wall Street, New York, New York 10005. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. The table includes shares underlying vested RSUs held by NYSE Euronext's directors and RSUs held by NYSE Euronext's named executives that are scheduled to vest within 60 days. Except in cases where community property laws apply or as indicated in the footnotes to this table, NYSE Euronext believes that each stockholder identified in the table possesses sole voting and investment power over all shares of NYSE Euronext's shares shown as beneficially owned by that stockholder. Unless otherwise indicated, no shares have been pledged as security.

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Class
5% Holder		
T. Rowe Price Associates, Inc. .... 100 E. Pratt Street Baltimore, MD 21202	19,061,070[1]	7.3
Directors		
Jan-Michiel Hessels	25,157[2]	*
Marshall N. Carter	16,514[3]	*
Duncan L Niederauer**	182,201[4]	*
Andre Bergen	2,387[2]	*
Ellyn L. Brown	9,083[2]	*
Dominique Cerutti**	7,171[5]	*
Patricia M. Cloherty	6,465[2]	*
Sir George Cox	8,386[2]	*
Sylvain Hefes	8,386[2]	*
Duncan M. McFarland	11,083[6]	*
James J. McNulty	38,453[7]	*
Ricardo Salgado	8,386[2]	*
Robert G. Scott	2,916[2]	*
Jackson P. Tai	2,387[2]	*
Rijnhard van Tets	8,386[2]	*
Sir Brian Williamson	8,386[2]	*
Named Executive Officers		
Lawrence E. Leibowitz	67,688[8]	*
Michael S. Geltzeiler	11,163	*
John K. Halvey	81,763[9]	*
Roland Gaston-Bellegarde	76,266[10]	*
Directors and executive officers as a group	682,419	0.3

(1) As of December 31, 2010, based on information set forth in the Schedule 13G filed February 14, 2010 by T. Rowe Price Associates, Inc. The Schedule 13G discloses that T. Rowe Price Associates, Inc, has sole dispositive power over 19,061,070 shares and sole voting power over 4,813,090 of these shares.
(2) Reflects shares underlying RSUs.
(3) Includes 16,414 shares underlying RSUs.
(4) Includes 58,918 shares underlying RSUs.
(5) Reflects 7,171 RSUs.
(6) Includes 9,083 shares underlying RSUs.
(7) Includes 21,453 shares underlying RSUs.
(8) Includes 41,243 shares underlying RSUs.
(9) Includes 47,016 shares underlying RSUs.
(10) Includes 37,669 shares underlying RSUs.
*   Less than 1% of the class.
**   Also a named executive officer.

SELECTED HISTORICAL FINANCIAL INFORMATION OF NYSE EURONEXT

The following selected consolidated financial data has been taken from the historical consolidated financial statements and related notes for the years ended December 31, 2006 through December 31, 2010, which have been prepared in accordance with U.S. GAAP. As a result of a change in NYSE Euronext's reportable business segments effective in the first quarter of 2010, historical financial data has been revised to conform to this change. The information presented here is only a summary, and it should be read together with NYSE Euronext's consolidated financial statements included in this document. The information set forth below is not necessarily indicative of NYSE Euronext's results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of the NYSE Euronext."

Statement of Operations Data

	Year Ended December 31,				
	2010	2009	2008	2007[1]	2006
	(in millions of U.S. dollars, except per share data)				
Revenues					
Transaction and clearing fees	3,128	3,427	3,536	2,760	1,349
Market data	373	403	428	371	223
Listing	422	407	395	385	356
Technology services	318	223	159	130	137
Other revenues[2]	184	224	184	292	311
Total revenues	4,425	4,684	4,702	3,938	2,376
Section 31 fees	315	388	229	556	673
Liquidity payments, routing and clearing	1,599	1,818	1,592	951	339
Total revenues, less transaction-based expenses	2,511	2,478	2,881	2,431	1,364
Other operating expenses					
Compensation	613	649	664	612	558
Depreciation and amortization	281	266	253	240	136
Systems and communication	206	225	317	264	120
Professional services	282	223	163	112	110
Impairment charges	—	—	1,590	—	—
Selling, general and administrative	296	313	305	257	152
Merger expenses and exit costs	88	516	177	67	54
Operating income (loss) from continuing operations	**745**	**286**	**(588)**	**879**	**234**
Net interest and investment (loss) income	(108)	(111)	(99)	(60)	41
Other income	49	30	42	73	54
Income (loss) from continuing operations before income tax (provision) benefit	686	205	(645)	892	329
Income tax (provision) benefit	(128)	7	(95)	(243)	(121)
Income (loss) from continuing operations	**558**	**212**	**(740)**	**649**	**208**
Income from discontinued operations, net of tax[3]	—	—	7	4	—
Net income (loss)	**558**	**212**	**(733)**	**653**	**208**
Net loss (income) attributable to noncontrolling interest	19	7	(5)	(10)	(3)

	Year Ended December 31,				
	2010	**2009**	**2008**	**2007**[1]	**2006**
	(in millions of U.S. dollars, except per share data)				
Net income (loss) attributable to NYSE Euronext	**577**	**219**	**(738)**	**643**	**205**
Basic earnings (loss) per share attributable to NYSE Euronext:					
Continuing operations	2.21	0.84	(2.81)	2.70	1.38
Discontinued operations	—	—	0.03	0.02	—
	2.21	0.84	(2.78)	2.72	1.38
Diluted earnings (loss) per share attributable to NYSE Euronext:					
Continuing operations	2.20	0.84	(2.81)	2.68	1.36
Discontinued operations	—	—	0.03	0.02	—
	2.20	0.84	(2.78)	2.70	1.36
Basic weighted average shares outstanding	261	260	265	237	149[5]
Diluted weighted average shares outstanding	262	261	265	238	150[5]
Dividends per share	1.20	1.20	1.15	0.75	—

Balance Sheet Data

	Year Ended December 31,				
	2010	**2009**	**2008**	**2007**[1]	**2006**
	(in millions of U.S. dollars)				
Total assets	13,378	14,382	13,948	16,618	3,466
Current assets	1,174	1,520	2,026	2,278	1,443
Current liabilities	1,454	2,149	2,582	3,462	806
Working capital	(280)	(629)	(556)	(1,184)	637
Long term liabilities[4]	3,006	3,132	3,005	3,102	991
Long term debt	2,074	2,166	1,787	494	—
NYSE Euronext shareholders' equity	6,796	6,871	6,556	9,384	1,669

Notes:

(1) The results of operations of Euronext have been included since April 4, 2007.

(2) Effective July 30, 2007, the member firm regulatory functions of NYSE Regulation, including related enforcement activities, risk assessment and the arbitration service, were transferred to FINRA. Regulatory revenues, component of other revenues, decreased as a result of this transfer and in connection with pricing changes.

(3) The operations of GL Trade, which were sold on October 1, 2008, are reflected as discontinued.

(4) Represents liabilities due after one year, including accrued employee benefits, deferred revenue, and deferred income taxes.

(5) Adjusted to reflect the March 7, 2006 merger between the New York Stock Exchange, Inc. and Archipelago Holdings, Inc., giving retroactive effect to the issuance of shares to former New York Stock Exchange, Inc. members.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NYSE EURONEXT**

The following discussion of NYSE Euronext's financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included in this document. This discussion contains forward-looking statements. Actual results may differ from such forward-looking statements. See "Risk Factors" and "Forward-Looking Statements." Certain prior period amounts presented in the discussion and analysis have been reclassified to conform to the current presentation.

Overview

NYSE Euronext was formed from the combination of the businesses of NYSE Group and Euronext, which was consummated on April 4, 2007. Following consummation of the combination, NYSE Euronext became the parent company of NYSE Group and Euronext and each of their respective subsidiaries. Under the purchase method of accounting, NYSE Group was treated as the accounting and legal acquirer in the combination with Euronext. On October 1, 2008, NYSE Euronext completed its acquisition of The Amex Membership Corporation, including its subsidiary the American Stock Exchange, which is now known as NYSE Amex.

NYSE Euronext revised its reportable business segments effective in the first quarter of 2010. The new segments are Derivatives, Cash Trading and Listings, and Information Services and Technology Solutions. Historical financial results have been revised to reflect this change. NYSE Euronext revised its segments to reflect changes in management's resource allocation and performance assessment in making decisions. These changes reflect NYSE Euronext's current operating focus. NYSE Euronext evaluates the performance of its operating segments based on operating income. NYSE Euronext has aggregated all of its corporate costs, including costs to operate as a public company, within "Corporate/Eliminations."

The following is a description of NYSE Euronext's reportable segments:

Derivatives consist of the following in NYSE Euronext's global businesses:

- providing access to trade execution in derivatives products, options and futures;

- providing certain clearing services for derivative products; and

- selling and distributing market data and related information.

Cash Trading and Listings consist of the following in NYSE Euronext's global businesses:

- providing access to trade execution in cash trading and settlement of transactions in certain European and U.S. markets;

- obtaining new listings and servicing existing listings;

- selling and distributing market data and related information; and

- providing regulatory services.

Information Services and Technology Solutions consist of the following in NYSE Euronext's global businesses:

- operating sell-side and buy-side connectivity networks for its markets and for other major market centers and market participants in the United States, Europe and Asia;

- providing trading and information technology software and solutions;

- selling and distributing market data and related information to data subscribers for proprietary data products; and

- providing multi-asset managed services and expert consultancy to exchanges and liquidity centers.

For a discussion of these segments, see Note 6 to the consolidated financial statements of NYSE Euronext.

Factors Affecting NYSE Euronext's Results

The business environment in which NYSE Euronext operates directly affects its results of operations. Its results have been and will continue to be affected by many factors, including the level of trading activity in its markets, which during any period is significantly influenced by general market conditions, competition, market share and the pace of industry consolidation, broad trends in the brokerage and finance industry, price levels and price volatility, the number and financial health of companies listed on the NYSE Euronext's cash markets, changing technology in the financial services industry, and legislative as well as regulatory changes and requirements, including competition law, among other factors. In particular, in recent years, the business environment has been characterized by increasing competition among global markets for listing and trading volumes, the globalization of exchanges, customers and competitors, market participants' demand for speed, capacity and reliability, which requires continuing investment in technology, and increasing competition for market data revenues. For example, the growth of its trading and market data revenues could be adversely impacted if the NYSE Euronext is unsuccessful in attracting additional volumes. Historically NYSE Euronext has seen its market share, trading revenues and share of market data revenues decline through the entrance of new players, increased competition, and more recently an increase in internalization and trading on alternative trading systems. While NYSE Euronext's market share has been relatively stable in the past year, market share dynamics are constantly changing and no assurance can be provided that further declines will not occur in the future. The maintenance and growth of its revenues could also be impacted if the NYSE Euronext faces increased pressure on pricing.

While access to credit markets has improved in recent months, the upheaval in the credit markets that commenced in 2008 continued to impact the economy during 2009 and the first half of 2010. Equity market indices have experienced volatility and the market may remain volatile throughout 2011. Economic uncertainty in the European Union and the political upheaval in certain North African countries could spread to other countries and may continue to negatively affect global financial markets. While markets may improve, these factors have adversely affected NYSE Euronext's revenues and operating income and may negatively impact future growth.

As a result of recent events, there has been, and it is likely that there will continue to be, significant change in the regulatory environment in which the NYSE Euronext operates. In particular, on July 21, 2010, President Obama signed the Dodd-Frank Act. Although many of its provisions require the adoption of rules to implement, and it contains substantial ambiguities, many of which will not be resolved until regulations are adopted, such reforms could adversely affect NYSE Euronext's business or result in increased costs and the expenditure of significant resources. In addition, there are significant structural changes underway within the European regulatory framework. See "Risk Factors — Further uncertainties in connection with the resolution on and implementation of new regulations may reduce the level of activities on Deutsche Börse Group and NYSE Euronext."

While the NYSE Euronext has not experienced reductions in its borrowing capacity, lenders in general have taken actions that indicate their concerns regarding liquidity in the marketplace. These actions have included reduced advance rates for certain security types, more stringent requirements for collateral eligibility and higher interest rates. Should lenders continue to take additional similar actions, the cost of conducting the NYSE Euronext's business may increase and its ability to implement its business initiatives could be limited.

NYSE Euronext expects that all of these factors will continue to impact its businesses. Any potential growth in the global cash markets in the upcoming months will likely be tempered by investor uncertainty resulting from volatility in the cost of energy and commodities, unemployment concerns, contagion concerns in relation to the sovereign debt issues faced by some members of the Eurozone, as well as the general state of the world economy. The NYSE Euronext continues to focus on its strategy to broaden and diversify its revenue streams, as well as its company-wide expense reduction initiatives in order to mitigate these uncertainties.

Recent Acquisitions and Other Transactions

NYSE Blue™

On September 7, 2010 NYSE Euronext announced plans to create NYSE Blue™ (which is referred to in this section as "NYSE Blue"), a joint venture focusing on environmental and sustainable energy markets. NYSE Blue includes NYSE Euronext's existing investment in BlueNext, the spot market in carbon credits, and APX, Inc. (which is referred to in this section as "APX"), a provider of regulatory infrastructure and services for the environmental and sustainable energy markets. NYSE Euronext is majority owner of NYSE Blue. Shareholders of APX, which include Goldman Sachs, Mission Point Capital Partners, and ONSET Ventures, received a minority equity interest in NYSE Blue in return for their shares in APX. The NYSE Blue joint venture formation closed on February 18, 2011.

National Stock Exchange of India

On May 3, 2010, NYSE Euronext completed the sale of its 5% equity interest in the National Stock Exchange of India for gross proceeds of $175 million. A $56 million gain was included in "Other income" in its consolidated statement of operations for year ended December 31, 2010 as a result of this transaction.

NYFIX, Inc.

On November 30, 2009, NYSE Euronext acquired NYFIX, Inc. which is a leading provider of innovative solutions that optimize trading efficiency. The total value of this acquisition was approximately $144 million. Infix's FIX business and FIX Software business were added to the Information Services and Technology Solutions segment. The NYFIX Transaction Services U.S. electronic agency execution business, comprised of its direct market access and algorithmic products, and the Millennium Alternative Trading System was sold to BNY ConvergEX subsequent to the NYFIX acquisition.

NYSE Liffe US

During the fourth quarter of 2009, NYSE Euronext sold a significant equity interest in NYSE Liffe US to Citadel Securities, Getco, Goldman Sachs, Morgan Stanley and UBS. NYSE Euronext consolidates the results of NYSE Liffe US and manages the day-to-day operations of the entity, which operate under the supervision of a separate board of directors. On March 9, 2010, NYSE Euronext sold an additional 6% of NYSE Liffe US equity interest to DRW Ventures LLC.

Qatar

On June 19, 2009, NYSE Euronext entered into a strategic partnership with the State of Qatar to establish the Qatar Exchange, the successor to the Doha Securities Market. Under the terms of the partnership, the Qatar Exchange will adopt the latest NYSE Euronext trading and network technologies for both the existing cash equities market and the new derivatives market. NYSE Euronext will provide certain management services to the Qatar Exchange at negotiated rates.

NYSE Euronext agreed to contribute $200 million in cash to acquire a 20% ownership interest in the Qatar Exchange, $40 million of which was paid upon closing on June 19, 2009 and generally, the remaining $160 million is to be paid annually in four equal installments. NYSE Euronext's investment in the Qatar Exchange is treated as an equity method investment. The $115 million present value of this liability is included in "Related party payable" in the consolidated statement of financial condition as of December 31, 2010.

New York Portfolio Clearing

On June 18, 2009, NYSE Euronext and DTCC entered into an arrangement to pursue a joint venture, an innovative derivatives clearinghouse that will deliver single-pot margin efficiency between fixed income securities and interest rate futures. New York Portfolio Clearing was granted registration as a U.S. Derivatives

Clearing Organization pursuant to the Commodity Exchange Act by the Commodity Futures Trading Commission on January 31, 2011. NYPC became operational in the first quarter of 2011. NYSE Euronext initially plans to contribute $15 million in working capital and commit a $50 million financial guarantee as an additional contribution to the NYPC default fund. NYPC initially will clear interest rate products traded on NYSE Liffe US, with the ability to add other exchanges and Derivatives Clearing Organizations in the future. NYPC uses the NYSE Euronext's clearing technology. DTCC's Fixed Income Clearing Corporation provides capabilities in risk management, settlement, banking and reference data systems.

NYSE Liffe Clearing

In May 2009, NYSE Liffe received regulatory approval to take responsibility for clearing activities in its London market through the creation of NYSE Liffe Clearing. NYSE Liffe Clearing launched operations in July 2009 and became the central counterparty, and thereby earning clearing revenues, in respect of contracts entered into by clearing members on NYSE Liffe's London market.

Impairment of Goodwill, Intangible Assets and Other Assets

Testing Methodology and Valuation Considerations

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable assets of a business acquired. In accordance with the Intangibles — Goodwill and Other Topic of the Financial Accounting Standards Board (which is referred to in this section as "FASB") Accounting Standards Codification (which is referred to in this section as the "Codification"), NYSE Euronext tests goodwill of its reporting units (which is generally one level below its three reportable segments) and intangible assets deemed to have indefinite lives for impairment at least annually and more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. NYSE Euronext performs its annual impairment test of goodwill and indefinite-lived intangible assets during the fourth quarter.

The impairment test of goodwill is performed in two steps. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

In determining the fair value of its reporting units in step one of the goodwill impairment test, NYSE Euronext computes the present value of discounted cash flows and terminal value projected for the reporting unit. The rate used to discount cash flows represents the weighted average cost of capital that NYSE Euronext believes is reflective of the relevant risk associated with the projected cash flows.

To validate the reasonableness of the reporting unit fair values, NYSE Euronext reconciles the aggregate fair values of the reporting units determined in step one of the goodwill impairment test to the market capitalization of NYSE Euronext to derive the implied control premium. In performing this reconciliation, NYSE Euronext may, depending on the volatility of its stock price, use either the stock price on the valuation date or the average stock price over a range of dates around the valuation date, generally 30 days. NYSE Euronext compares the implied control premium to premiums paid in observable recent transactions of comparable companies to determine if the fair value of the reporting units estimated in step one of the goodwill impairment test is reasonable.

In accordance with Subtopic 10 in the Property, Plant, and Equipment Topic of the Codification, impairment exists when the carrying amount of an amortizable intangible asset exceeds its fair value. The carrying amount of an amortizable intangible asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected

to result from it. An intangible asset subject to amortization will be tested for recoverability whenever events or changes in circumstances, such as a significant or adverse change in the business climate that could affect the value of the intangible asset, indicate that its carrying amount may not be recoverable. An impairment loss is recorded to the extent the carrying amount of the intangible asset exceeds its fair value.

The process of evaluating the potential impairment of goodwill and other intangible assets is subjective and requires significant judgment on matters such as, but not limited to, the reporting unit at which goodwill should be measured for impairment, future operating performance and cash flows, cost of capital, terminal values, control premiums, remaining economic lives of assets, and the allocation of shared assets and liabilities to determine the carrying values for each of NYSE Euronext's reporting units. NYSE Euronext uses its internal forecasts to estimate future cash flows and actual future results may differ from those estimates.

In addition, in order to determine whether a decline in the value of certain securities and other investments is other-than-temporary, NYSE Euronext evaluates, among other factors, the length of time and the extent to which the market value has been less than cost. In particular, NYSE Euronext considers the impact of duration and severity on the period of time expected for recovery to occur. If it determines that the decline in value is other-than-temporary, it writes down the carrying value of the related asset to its estimated fair value.

In 2008, NYSE Euronext recorded a $1,590 million impairment charge primarily in connection with the write-down of goodwill allocated to its European Cash Trading and Listings reporting unit ($1,003 million) and the national securities exchange registration of its European Cash Trading and Listings reporting unit ($522 million) to their estimated fair value. This charge reflected adverse economic and equity market conditions which caused a material decline in industry market multiples, and lower estimated future cash flows of its European reporting unit within its Cash Trading and Listings business segment as a result of increased competition which has caused a decline in its market share of cash trading in Europe as well as pricing pressures following the November 2007 introduction of the Market in Financial Instruments Directive. NYSE Euronext did not record an impairment charge in 2010 and 2009.

Sources of Revenues

Transaction and Clearing Fees

The NYSE Euronext's transaction and clearing fees consist of fees collected from its cash trading, derivatives trading and clearing fees.

- *Cash trading*. Revenues for cash trading consist of transaction charges for executing trades on the NYSE Euronext's cash markets, as well as transaction charges related to orders on its U.S. cash markets which are routed to other market centers for execution. Additionally, the NYSE Euronext's U.S. cash markets pay fees to the SEC pursuant to Section 31 of the Exchange Act. These Section 31 fees are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. Activity assessment fees are collected from member organizations executing trades on the NYSE Euronext's U.S. cash markets, and are recognized when these amounts are invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees. As a result, activity assessment fees and Section 31 fees do not have an impact on the NYSE Euronext's net income.

- *Derivatives trading and clearing*. Revenue from derivatives trading and clearing consists of per-contract fees for executing trades of derivatives contracts and clearing charges on NYSE Liffe and NYSE Liffe US and executing options contracts traded on NYSE Arca and NYSE Amex. In some cases, these fees are subject to caps.

Revenues for per-contract fees are driven by the number of trades executed and fees charged per contract. The principal types of derivative contracts traded and cleared are equity and index products and short-term interest rate products. Trading in equity products is primarily driven by price volatility in equity markets and

A-339

indices and trading in short-term interest rate products is primarily driven by volatility resulting from uncertainty over the direction of short-term interest rates. The level of trading and clearing activity for all products is also influenced by market conditions and other factors. See "— Factors Affecting NYSE Euronext's Results."

Market Data

The NYSE Euronext generates revenues from the dissemination of its market data in the U.S. and Europe to a variety of users. In the U.S., it collects market data fees principally for consortium-based data products and, to a lesser extent, for NYSE proprietary data products. Consortium-based data fees are dictated as part of the securities industry plans and charged to vendors based on their redistribution of data. Consortium-based data revenues from the dissemination of market data (net of administrative costs) are distributed to participating markets on the basis of a formula set by the SEC under Regulation NMS. Last sale prices and quotes in NYSE listed, NYSE Amex listed, and NYSE Arca listed securities are disseminated through "Tape A" and "Tape B," which constitutes the majority of the NYSE Euronext's U.S. revenues from consortium-based market data revenues. NYSE Euronext also receives a share of the revenues from "Tape C," which represents data related to trading of certain securities that are listed on Nasdaq. These revenues are influenced by demand for the data by professional and nonprofessional subscribers. In addition, the NYSE Euronext receives fees for the display of data on television and for vendor access. The NYSE Euronext's proprietary products make market data available to subscribers covering activity that takes place solely on its U.S. markets, independent of activity on other markets. Its proprietary data products also include the sale of depth of book information, historical price information and corporate action information.

The NYSE Euronext offers NYSE Realtime Reference Prices, which allows Internet and media organizations to buy real-time, last-sale market data from NYSE and provide it broadly and free of charge to the public. CNBC, Google Finance and nyse.com display NYSE Realtime stock prices on their respective websites.

In Europe, the NYSE Euronext charges a variety of users, primarily the end users, for the use of Euronext's real-time market data services. It also collect annual license fees from vendors for the right to distribute Euronext market data to third parties and a service fee from vendors for direct connection to market data. A substantial majority of European market data revenues is derived from monthly end-user fees. The NYSE Euronext also derives revenues from selling historical and reference data about securities, and by publishing the daily official lists for the Euronext markets. The principal drivers of market data revenues are the number of end-users and the prices for data packages.

Listings

There are two types of fees applicable to companies listed on the NYSE Euronext's U.S. and European securities exchanges — listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that the company initially lists. Original listing fees, however, are generally not applicable to companies that transfer to one of its U.S. securities exchanges from another market, except for companies transferring to NYSE Amex from the over-the-counter market. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues, sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

In the U.S., annual fees are charged based on the number of outstanding shares of the listed U.S. company at the end of the prior year. Non-U.S. companies pay fees based on the number of listed securities issued or held in the United States. Annual fees are recognized on a pro rata basis over the calendar year.

Original fees are recognized as income on a straight-line basis over estimated service periods of 10 years for the NYSE and the Euronext cash equities markets and five years for NYSE Arca and NYSE Amex. Unamortized balances are recorded as deferred revenue on the consolidated statements of financial condition.

Listing fees for the NYSE Euronext's European markets comprise admission fees paid by issuers to list securities on the cash market, annual fees paid by companies whose financial instruments are listed on the cash market, and corporate activity and other fees, consisting primarily of fees charged by Euronext Paris and Euronext Lisbon for centralizing shares in IPOs and tender offers. Revenues from annual listing fees relate to the number of shares outstanding and the market capitalization of the listed company.

In general, Euronext Paris, Euronext Amsterdam, Euronext Brussels and Euronext Lisbon have adopted a common set of listing fees. Under the harmonized fee book, domestic issuers (i.e., those from France, the Netherlands, Belgium and Portugal) pay admission fees to list their securities based on the market capitalization of the respective issuer. Subsequent listings of securities receive a 50% discount on admission fees. Non-domestic companies listing in connection with raising capital are charged admission and annual fees on a similar basis, although they are charged lower maximum admission fees and annual fees. Euronext Paris and Euronext Lisbon also charge centralization fees for collecting and allocating retail investor orders in IPOs and tender offers.

The revenue the NYSE Euronext derives from listing fees is primarily dependent on the number and size of new company listings as well as the level of other corporate-related activity of existing listed issuers. The number and size of new company listings and other corporate-related activity in any period depend primarily on factors outside of the NYSE Euronext's control, including general economic conditions in Europe and the United States (in particular, stock market conditions) and the success of competing stock exchanges in attracting and retaining listed companies.

Technology Services

Revenues are generated primarily from connectivity services related to the SFTI and FIX networks, software licenses and maintenance fees and strategic consulting services. Colocation revenue is recognized monthly over the life of the contract. The NYSE Euronext also generates revenues from software license contracts and maintenance agreements. It provides software which allows customers to receive comprehensive market-agnostic connectivity, transaction and data management solutions. Software license revenues are recognized at the time of client acceptance and maintenance agreement revenues are recognized monthly over the life of the maintenance term subsequent to acceptance. Expert consulting services are offered for customization or installation of the software and for general advisory services. Consulting revenue is generally billed in arrears on a time and materials basis, although customers sometimes prepay for blocks of consulting services in bulk. Customer specific software license revenue is recognized at the time of client acceptance. The NYSE Euronext records revenues from subscription agreements on a pro rata basis over the life of the subscription agreements. The unrealized portions of invoiced subscription fees, maintenance fees and prepaid consulting fees are recorded as deferred revenue on the consolidated statement of financial condition.

Other Revenues

Other revenues include trading license fees, fees for facilities and other services provided to designated market markers, brokers and clerks physically located on the floors of the NYSE Euronext's U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor, the results of NYSE Euronext's BlueNext business and fees for clearance and settlement activities in its European markets, as well as regulatory revenues. Regulatory fees are charged to member organizations of its U.S. securities exchanges.

Components of Expenses

Section 31 Fees

See "Sources of Revenues — Transaction and Clearing Fees" above.

Liquidity Payments, Routing and Clearing

The NYSE Euronext offers its customers a variety of liquidity payment structures, tailored to specific market, product and customer characteristics in order to attract order flow, enhance liquidity and promote use of its markets. The NYSE Euronext charges a "per share" or "per contract" execution fee to the market participant who takes the liquidity on certain of its trading platforms and, in turn, the NYSE Euronext pays, on certain of its markets, a portion of this "per share" or "per contract" execution fee to the market participant who provides the liquidity.

The NYSE Euronext also incurs routing charges in the U.S. when the NYSE Euronext does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on one of its U.S. securities exchanges. In that case, the NYSE Euronext routes the customer's order to the external market center that displays the best bid or offer. The external market center charges the NYSE Euronext a fee per share (denominated in tenths of a cent per share) for routing to its system. The NYSE Euronext includes costs incurred due to erroneous trade execution within routing and clearing. Furthermore, NYSE Arca incurs clearance, brokerage and related transaction expenses, which primarily include costs incurred in self-clearing activities, and service fees paid per trade to exchanges for trade execution.

Impairment Charges

Impairment charges include non-cash charges recorded in connection with the write-down of certain goodwill, indefinite-lived intangible assets and other investments to their estimated fair value.

Other Operating Expenses

Other operating expenses include compensation, depreciation and amortization, systems and communications, professional services, selling, general and administrative, and merger expenses and exit costs.

Compensation

Compensation expense includes employee salaries, incentive compensation (including stock-based compensation) and related benefits expense, including pension, medical, post-retirement medical and supplemental executive retirement plan charges. Part-time help, primarily related to security personnel at the NYSE, is also recorded as part of compensation.

Depreciation and Amortization

Depreciation and amortization expenses consist of costs from depreciating fixed assets (including computer hardware and capitalized software) and amortizing intangible assets over their estimated useful lives.

Systems and Communications

Systems and communications expense includes costs for development and maintenance of trading, regulatory and administrative systems; investments in system capacity, reliability and security; and cost of network connectivity between the NYSE Euronext's customers and data centers, as well as connectivity to various other market centers. Systems and communications expense also includes fees paid to third-party providers of networks and information technology resources, including fees for consulting, research and development services, software rental costs and licenses, hardware rental and related fees paid to third-party maintenance providers.

Professional Services

Professional services expense includes consulting charges related to various technological and operational initiatives, including fees paid to LCH.Clearnet in connection with certain clearing guarantee arrangements and FINRA in connection with the transfer of certain member firm regulatory functions, as well as legal and audit fees.

Selling, General and Administrative

Selling, general and administrative expenses include (1) occupancy costs; (2) marketing costs consisting of advertising, printing and promotion expenses; (3) insurance premiums, travel and entertainment expenses, co-branding, investor education and advertising expenses with NYSE listed companies; (4) general and administrative expenses; and (5) regulatory fine income levied by NYSE Regulation. Regulatory fine income must be used for regulatory purposes. Subsequent to the July 30, 2007 asset purchase agreement with FINRA, the amount of regulatory fine income has been relatively immaterial.

Merger Expenses and Exit Costs

Merger expenses and exit costs consist of severance costs and related curtailment losses, contract termination costs, depreciation charges triggered by the acceleration of certain fixed asset useful lives, as well as legal and other expenses directly attributable to business combinations and cost reduction initiatives.

Results of Operations

Year Ended December 31, 2010 Versus Year Ended December 31, 2009

For the year ended December 31, 2009, the results of operations of NYSE Euronext included the results of operations of NYFIX since its acquisition date on November 30, 2009.

The following table sets forth NYSE Euronext's consolidated statements of operations for the years ended December 31, 2010 and 2009, as well as the percentage increase or decrease for each item for the year ended December 31, 2010, as compared to such item for the year ended December 31, 2009.

	Year Ended December 31,		Percent Increase (Decrease)
	2010	2009	
	(in millions of U.S. dollars)		
Revenues			
Transaction and clearing fees	3,128	3,427	(9)
Market data	373	403	(7)
Listing	422	407	4
Technology services	318	223	43
Other revenues	184	224	(18)
Total revenues	4,425	4,684	(6)
Transaction-based expenses:			
Section 31 fees	315	388	(19)
Liquidity payments, routing and clearing	1,599	1,818	(12)
Total revenues, less transaction-based expenses	2,511	2,478	1
Other operating expenses:			
Compensation	613	649	(6)
Depreciation and amortization	281	266	6
Systems and communications	206	225	(8)
Professional services	282	223	26
Selling, general and administrative	296	313	(5)
Merger expenses and exit costs	88	516	(83)
Total other operating expenses	1,766	2,192	(19)

	Year Ended December 31,		Percent Increase (Decrease)
	2010	2009	
	(in millions of U.S. dollars)		
Operating income	**745**	**286**	**160**
Interest expense	(111)	(122)	(9)
Interest and investment income	3	11	(73)
Income (loss) from associates	(6)	2	(400)
Other income	55	28	96
Income before income taxes	686	205	235
Income tax (provision) benefit	(128)	7	NM
Net income	**558**	**212**	**163**
Net loss attributable to noncontrolling interest	19	7	171
Net income attributable to NYSE Euronext	**577**	**219**	**163**

NM = Not meaningful.

Highlights

For the year ended December 31, 2010, NYSE Euronext reported total revenues, less transaction-based expenses, operating income and net income attributable to NYSE Euronext of $2,511 million, $745 million and $577 million, respectively. This compares to total revenues, less transaction-based expenses, operating income and net income attributable to NYSE Euronext of $2,478 million, $286 million and $219 million, respectively, for the year ended December 31, 2009.

The $33 million increase in total revenues, less transaction-based expenses, $459 million increase in operating income and $358 million increase in net income attributable to NYSE Euronext for the period reflect the following principal factors:

Increased total revenues, less transaction-based expenses

Total revenues, less transaction-based expenses increased primarily due to increased volumes in the NYSE Euronext's derivatives business and growth in information services and technology solutions offset by decreased volumes in certain U.S. cash trading venues and price changes in its European cash trading venues. See further detailed discussion within each segment analysis.

Increased operating income

The period-over-period increase in operating income of $459 million was primarily due to reduced other operating expenses of $426 million mainly associated with a one-time NYSE Liffe Clearing payment of $355 million in 2009 and increased total revenues, less transaction-based expenses. Excluding net impact of merger and acquisition activity ($54 million), the impact of foreign currency ($19 million), new business initiatives ($35 million) and data center integration costs ($45 million), NYSE Euronext's other operating expenses decreased $113 million or 7% as compared to the year ended December 31, 2009.

Increased net income (loss) attributable to NYSE Euronext

As compared to the year ended December 31, 2009, the period-over-period increase in net income attributable to NYSE Euronext of $358 million was mainly due to increased operating income and a $56 million one-time gain on the sale of its 5% equity interest in the National Stock Exchange of India, partially offset by a higher effective tax rate.

Segment Results

NYSE Euronext revised its reportable business segments effective in the first quarter of 2010. The new segments are Derivatives, Cash Trading and Listings, and Information Services and Technology Solutions. Historical financial results have been revised to reflect this change. For discussion of these segments, see Note 6 to the consolidated financial statements and "— Overview" above.

	2010	2009	% of Total Revenues 2010	2009
	(in millions of U.S. dollars)			
Segment Revenues				
Derivatives	1,088	918	25	20
Cash Trading and Listings	2,893	3,397	65	73
Information Services and Technology Solutions	444	363	10	7
Total segment revenues	4,425	4,678	100	100

Derivatives

	Year Ended December 31,				
	(in millions of U.S. dollars)				
			Increase (Decrease)	% of Revenues	
	2010	2009	(%)	2010	2009
Transaction and clearing fees	1,005	845	19	93	92
Market data	47	42	12	4	5
Other revenues	36	31	16	3	3
Total revenues	1,088	918	19	100	100
Transaction-based expenses:					
Liquidity payments, routing and clearing	262	195	34	24	21
Total revenues, less transaction-based expenses	826	723	14	76	79
Merger expenses and exit costs	15	382	(96)	2	42
Other operating expenses	372	381	(2)	34	41
Operating income (loss)	439	(40)	NM	40	(4)

NM = Not meaningful.

For the year ended December 31, 2010, Derivatives operating income (loss) increased $479 million to $439 million. The increase was primarily due to (1) an increase in total revenues, less transaction-based expenses reflecting an increase in NYSE Euronext's European average daily volume of 14.8% as compared to the same period a year ago; (2) the inclusion of the full year results of NYSE Liffe Clearing in 2010; (3) an increase in the NYSE Euronext's U.S. options market share; (4) reduced merger expenses and exit costs which included a one-time NYSE Liffe Clearing payment of $355 million in 2009; and (5) a $9 million decrease of other operating expenses reflecting the results of operating efficiencies, partially offset by the unfavorable impact of foreign currency translation (approximately $10 million).

Cash Trading and Listings

	Year Ended December 31,				
	(in millions of U.S. dollars)				
			Increase (Decrease)	% of Revenues	
	2010	2009	(%)	2010	2009
Transaction and clearing fees	2,123	2,582	(18)	73	76
Market data	200	221	(10)	7	7
Listing	422	407	4	15	12
Other revenues	148	187	(21)	5	5
Total revenues	2,893	3,397	(15)	100	100
Transaction-based expenses:					
Section 31 fees	315	388	(19)	11	11
Liquidity payments, routing and clearing	1,337	1,623	(18)	46	48
Total revenues, less transaction-based expenses	1,241	1,386	(10)	43	41
Merger expenses and exit costs	56	104	(46)	2	3
Other operating expenses	809	867	(7)	28	26
Operating income	376	415	(9)	13	12

For the year ended December 31, 2010, Cash Trading and Listings operating income decreased $39 million to $376 million. This was primarily due to a $145 million decrease in total revenues, less transaction- based expenses. The NYSE Euronext's U.S. venues average daily volume experienced a 20.9% decline while improving revenue capture. The NYSE Euronext's European venues had an increase in average daily volume of 6.8% and deteriorated, yet stabilized by year-end, revenue capture. The decline in its total revenues, less transaction-based expenses was partially offset by reduced levels of merger expenses and exit costs as well as a $58 million decrease of other operating expenses as part of its cost containment initiatives.

Information Services and Technology Solutions

	Year Ended December 31,				
	(in millions of U.S. dollars)				
			Increase (Decrease)	% of Revenues	
	2010	2009	(%)	2010	2009
Market data	126	140	(10)	28	39
Technology services	318	223	43	72	61
Total revenues	444	363	22	100	100
Merger expenses and exit costs	17	27	(37)	4	7
Other operating expenses	355	309	15	80	85
Operating income	72	27	167	16	8

For the year ended December 31, 2010, Information Services and Technology Solutions operating income increased $45 million to $72 million. The increase was primarily due to the growth of the NYSE Euronext's software business and the inclusion of the full year results of NYFIX in 2010, a business acquired on November 30, 2009.

Corporate/Eliminations

	Year Ended December 31,		
	(in millions of U.S. dollars)		Increase (Decrease) (%)
	2010	2009	
Other revenues	—	6	(100)
Total revenues	—	6	(100)
Merger expenses and exit costs	—	3	(100)
Other operating expenses	142	119	19
Operating loss	(142)	(116)	22

Corporate and eliminations include unallocated costs primarily related to corporate governance, public company expenses, duplicate costs associated with migrating the NYSE Euronext's data centers and costs associated with its pension, Supplemental Executive Retirement Plan and postretirement benefit plans as well as intercompany eliminations of revenues and expenses. The increase in other operating expenses is mainly due to increased data center migration costs.

Non-Operating Income and Expenses

Interest Expense

Interest expense is primarily attributable to the interest expense on the debt incurred in connection with $750 million of fixed rate bonds due in June 2013 and €1,000 million of fixed rate bonds due in June 2015. (See "Liquidity and Capital Resources"). The reduction in interest expense is primarily driven by lower outstanding debt balances.

Interest and Investment Income

The decrease in NYSE Euronext's average cash and investment balances, reduction of interest rates and foreign currency rates were the primary drivers of the $8 million decrease in investment income.

Income (Loss) From Associates

For the year ended December 31, 2010, the decrease in income (loss) from associates is primarily due to the impact of the investment in NYPC which is in development stage.

Other Income

For the year ended December 31, 2010, other income increased $27 million to $55 million as compared to the same period a year ago. The increase is primarily due to a $56 million gain on the sale of NYSE Euronext's equity investment in the National Stock Exchange of India, partially offset by foreign exchange gains and losses and dividends on certain investments, which may vary period over period.

Noncontrolling Interest

For the years ended December 31, 2010 and 2009, NYSE Euronext recorded noncontrolling interest loss of $19 million and $7 million, respectively. The increase of $12 million in noncontrolling interest loss year-over-year primarily reflects the reduced profitability of BlueNext and the operating losses of NYSE Liffe U.S., which is in development stage.

Income Taxes

For the year ended December 31, 2010 and 2009, NYSE Euronext provided for income taxes at an estimated tax rate of 19% and benefited from income taxes at an estimated tax rate of 3%, respectively. For the year ended December 31, 2010, NYSE Euronext's overall effective tax rate was lower than the statutory rate primarily due

to lower tax rates on its foreign operations, the expiration of the statutes of limitations in various jurisdictions and a discrete deferred tax benefit related to an enacted reduction in the corporate tax rate in both the United Kingdom and the Netherlands.

Year Ended December 31, 2009 Versus Year Ended December 31, 2008

For the year ended December 31, 2009, the results of operations of NYSE Euronext included the results of operations of NYFIX since its acquisition date on November 30, 2009. For the year ended December 31, 2008, the results of operations of NYSE Euronext included the results of operations of Wombat, AEMS and NYSE Amex since their respective dates of acquisition (March 7, 2008, August 5, 2008 and October 1, 2008, respectively).

The following table sets forth NYSE Euronext's consolidated statements of operations for the years ended December 31, 2009 and 2008, as well as the percentage increase or decrease for each item for the year ended December 31, 2009, as compared to such item for the year ended December 31, 2008.

	Year Ended December 31,		Percent Increase (Decrease)
	2009	2008	
	(in millions of U.S. dollars)		(%)
Revenues			
Transaction and clearing fees	3,427	3,536	(3)
Market data	403	428	(6)
Listing	407	395	3
Technology services	223	159	40
Other revenues	224	184	22
Total revenues	4,684	4,702	—
Transaction-based expenses:			
Section 31 fees	388	229	69
Liquidity payments, routing and clearing	1,818	1,592	14
Total revenues, less transaction-based expenses	2,478	2,881	(14)
Other operating expenses:			
Compensation	649	664	(2)
Depreciation and amortization	266	253	5
Systems and communications	225	317	(29)
Professional services	223	163	37
Selling, general and administrative	313	305	3
Impairment charges	—	1,590	(100)
Merger expenses and exit costs	516	177	192
Total other operating expenses	2,192	3,469	(37)
Operating income (loss) from continuing operations	**286**	**(588)**	**149**
Interest expense	(122)	(150)	(19)
Interest and investment income	11	51	(78)
Income from associates	2	1	100
Other income	28	41	(32)
Income (loss) from continuing operations before income tax benefit (provision)	205	(645)	132
Income tax benefit (provision)	7	(95)	(107)
Income (loss) from continuing operations	**212**	**(740)**	**129**
Income from discontinued operations	—	7	(100)
Net income (loss)	**212**	**(733)**	**129**
Net loss (income) attributable to noncontrolling interest	7	(5)	(240)
Net income (loss) attributable to NYSE Euronext	**219**	**(738)**	**130**

Highlights

For the year ended December 31, 2009, NYSE Euronext reported total revenues, less transaction-based expenses, operating income from continuing operations and net income attributable to NYSE Euronext of $2,478 million, $286 million and $219 million, respectively. This compares to total revenues, less transaction-based expenses, operating loss from continuing operations and net loss attributable to NYSE Euronext of $2,881 million, $(588) million and $(738) million, respectively, for the year ended December 31, 2008.

The $403 million decrease in total revenues, less transaction-based expenses, $874 million increase in operating income from continuing operations and $957 million increase in net income attributable to NYSE Euronext for the period reflect the following principal factors:

Decreased total revenues, less transaction-based expenses

Total revenues, less transaction-based expenses decreased primarily due to a decrease in NYSE Euronext's net revenue capture per trade based on pricing changes and volume, higher liquidity payments, routing and clearing as well as the unfavorable effect of foreign currency translation (approximately $123 million). See further detailed discussion within each segment analysis.

Increased operating income (loss)

The period-over-period increase in operating income of $874 million was primarily due to the $1,590 million impairment charge recognized in 2008 in connection with the write-down of goodwill and other intangible assets in Cash Trading and Listings to their estimated fair value. In 2009, no impairment charges were recorded. NYSE Euronext's 2009 results also benefited from reduced operating expenses as a result of cost containment initiatives (approximately $195 million), offset by (1) increased merger expenses and exit costs primarily as a result of the NYSE Liffe Clearing payment (approximately $355 million); (2) a decrease in NYSE Euronext's net revenue capture per trade based on pricing changes and volumes (approximately $403 million); and (3) inclusion of expenses related to acquisitions, data centers and other initiatives (approximately $193 million).

Increased net income (loss) attributable to NYSE Euronext

As compared to the year ended December 31, 2009, the period-over-period increase in net income attributable to NYSE Euronext of $957 million was mainly due to increased operating income from continuing operations and the reduction of its effective tax rate primarily due to higher earnings generated from its foreign operations, where its applicable tax rate is lower than the statutory rate, as well as the recognition of previously unrecognized tax benefits.

Segment Results

	2009	2008	% of Total Revenues 2009	2008
	(in millions of U.S. dollars)			
Segment Revenues				
Derivatives	918	1,002	20	21
Cash Trading and Listings	3,397	3,427	73	73
Information Services and Technology Solutions	363	266	7	6
Total segment revenues	4,678	4,695	100	100

Derivatives

	Year Ended December 31,				
	(in millions of U.S. dollars)				
			Increase (Decrease)	% of Revenues	
	2009	**2008**	**(%)**	**2009**	**2008**
Transaction and clearing fees	845	919	(8)	92	92
Market data	42	62	(32)	5	6
Other revenues	31	21	48	3	2
Total revenues	918	1,002	(8)	100	100
Transaction-based expenses:					
Liquidity payments, routing and clearing	195	204	(4)	21	20
Total revenues, less transaction-based expenses	723	798	(9)	79	80
Merger expenses and exit costs	382	33	NM	42	3
Other operating expenses	381	427	(11)	41	43
Operating income (loss)	(40)	338	(112)	(4)	34

NM = Not meaningful.

For the year ended December 31, 2009, Derivatives operating income decreased $378 million to an operating loss of $40 million. The decrease was primarily due to a one-time NYSE Liffe Clearing payment of $355 million in 2009, the unfavorable effect of foreign currency translation (approximately $40 million) and lower revenue capture per contract (approximately $23 million), partially offset by the inclusion of results of NYSE Amex for the full year and results of NYSE Liffe Clearing subsequent to its July 2009 launch (approximately $28 million).

Cash Trading and Listings

	Year Ended December 31,				
	(in millions of U.S. dollars)				
			Increase (Decrease)	% of Revenues	
	2009	**2008**	**(%)**	**2009**	**2008**
Transaction and clearing fees	2,582	2,617	(1)	76	76
Market data	221	246	(10)	7	7
Listing	407	395	3	12	12
Other revenues	187	169	11	5	5
Total revenues	3,397	3,247	(1)	100	100
Transaction-based expenses:					
Section 31 fees	388	229	69	11	7
Liquidity payments, routing and clearing	1,623	1,388	17	48	41
Total revenues, less transaction-based expenses	1,386	1,810	(23)	41	52
Merger expenses and exit costs	104	74	41	3	2
Impairment charges	—	1,590	(100)	—	46
Other operating expenses	867	926	(6)	26	27
Operating income (loss)	415	(780)	153	12	(23)

For the year ended December 31, 2009, Cash Trading and Listings operating income increased $1,195 million to $415 million. This was primarily due to the $1,590 million impairment charge recognized in 2008 in connection with the write-down of goodwill and other intangible assets to their estimated fair value. In 2009, no

impairment charges were recorded. Excluding the impairment charges, operating income declined by $395 million due to lower revenue capture per trade resulting from price decreases coupled with a 12% decline in trading volume on the NYSE Euronext's European platforms and the unfavorable impact of foreign currency transaction.

Information Services and Technology Solutions

	Year Ended December 31,				
	(in millions of U.S. dollars)				
			Increase (Decrease)	% of Revenues	
	2009	**2008**	(%)	**2009**	**2008**
Market data	140	119	18	39	45
Technology services	223	147	52	61	55
Total revenues	363	266	36	100	100
Merger expenses and exit costs	27	53	(49)	7	20
Other operating expenses	309	235	31	85	88
Operating income (loss)	27	(22)	(223)	8	(8)

For the year ended December 31, 2009, Information Services and Technology Solutions operating income (loss) increased $49 million to $27 million. The increase was primarily due to improved results of NYSE Euronext's connectivity and software businesses and the inclusion of the results of NYFIX following the November 30, 2009 acquisition of that business.

Corporate/Eliminations

	Year Ended December 31,		
	(in millions of U.S. dollars)		Increase (Decrease)
	2009	**2008**	(%)
Other revenues	6	7	(14)
Total revenues	6	7	(14)
Merger expenses and exit costs	3	17	(82)
Other operating expenses	119	114	4
Operating loss	(116)	(124)	(6)

Corporate and eliminations include unallocated costs primarily related to corporate governance, public company expenses, duplicate costs associated with migrating NYSE Euronext's data centers and costs associated with its pension, supplemental executive retirement plan and postretirement benefit plans as well as intercompany eliminations of revenues and expenses. The year-over-year increase in other operating expenses of $5 million is mainly due to increased data center migration costs offset by a $10 million benefit curtailment gain reflected in 2009.

Non-Operating Income and Expenses

Interest Expense

Interest expense is primarily attributable to the debt incurred to fund the cash portion of the consideration paid to Euronext shareholders in April 2007 as well as interest expense on the debt incurred in connection with $750 million of fixed rate bonds due in June 2013 and €1,000 million of fixed rate bonds due in June 2015. See "— Liquidity and Capital Resources."

Interest and Investment Income

The decrease in the average balance of cash and investments balances, reduction of interest rates and foreign currency rates were the primary drivers of the $40 million decrease in interest and investment income.

Income from Associates

For the year ended December 31, 2009, NYSE Euronext recorded income from associates of $2 million which primarily reflected NYSE Euronext pro rata share in earnings of its equity method investment in Qatar.

Other Income

For the year ended December 31, 2009, NYSE Euronext recorded other income of $28 million, a decrease of $13 million compared to the same period a year ago. Other income consists primarily of foreign exchange gains (net of losses) and dividends on certain investments, which may vary period over period, as well as gain or loss on sale of equity investment and businesses.

Noncontrolling Interest

For the year ended December 31, 2009, NYSE Euronext recorded a noncontrolling interest loss of $7 million as compared to income of ($5) million for the year ended December 31, 2008. The noncontrolling interest loss recorded in 2009 included the sharing of losses with its partners in the NYSE Liffe US venture.

Income Taxes

For the year ended December 31, 2009, NYSE Euronext benefited from income taxes at an estimated tax rate of 3%, a decrease compared to its tax provision of 15% for the year ended December 31, 2008. The decrease is primarily due to higher earnings generated from its foreign operations, where the applicable tax rate is lower than the statutory rate, and the recognition of previously unrecognized tax benefits.

Liquidity and Capital Resources

NYSE Euronext's financial policy seeks to finance the growth of its business, remunerate shareholders and ensure financial flexibility, while maintaining strong creditworthiness and liquidity. NYSE Euronext's primary sources of liquidity are cash flows from operating activities, current assets and existing bank facilities. NYSE Euronext's principal liquidity requirements are for working capital, capital expenditures and general corporate use.

Cash Flows

For the year ended December 31, 2010, net cash provided by operating activities was $587 million, representing net income of $558 million, depreciation and amortization of $307 million, partially offset by a negative change in working capital of $119 million. Capital expenditures for the year ended December 31, 2010 were $305 million.

Under the terms of the operating agreement of the NYSE, no regulatory fees, fines or penalties collected by NYSE Regulation may be distributed to NYSE Euronext or any entity other than NYSE Regulation. As a result, the use of regulatory fees, fines and penalties collected by NYSE Regulation may be considered restricted. As of December 31, 2010, NYSE Euronext did not have significant restricted cash balances.

As of December 31, 2010, approximately $250 million of cash and cash equivalents was held by NYSE Euronext's foreign subsidiaries. If these funds were repatriated to the U.S., NYSE Euronext would be required to accrue and pay U.S. taxes except for the amount of cash, if any, that would be treated as a return of capital for U.S. tax purposes.

Net Financial Indebtedness

As of December 31, 2010, NYSE Euronext had approximately $2.4 billion in debt outstanding and $0.4 billion of cash, cash equivalents and financial investments, resulting in $2.1 billion in net indebtedness. NYSE Euronext defines net indebtedness as outstanding debt less cash, cash equivalents and financial investments.

Net indebtedness was as follows (in millions of U.S. dollars):

	December 31,	
	2010	2009
Cash and cash equivalents	327	423
Financial investments	52	67
Cash, cash equivalents and financial investments	379	490
Short term debt	366	616
Long term debt	2,074	2,166
Total debt	2,440	2,782
Net indebtedness	2,061	2,292

Cash, cash equivalents and financial investments are managed as a global treasury portfolio of non-speculative financial instruments that are readily convertible into cash, such as overnight deposits, term deposits, money market funds, mutual funds for treasury investments, short duration fixed income investments and other money market instruments, thus ensuring high liquidity of financial assets.

As of December 31, 2010, NYSE Euronext's main debt instruments were as follows (in millions):

	Principal Amount	Maturity
Commercial paper issued under the global commercial paper program in U.S. dollars	$330	From January 7, 2011 until January 24, 2011
4.8% bond in U.S. dollars	$750	June 30, 2013
5.375% bond in Euro	€1,000($1,337)	June 30, 2015

In 2007, NYSE Euronext entered into a U.S. dollar and euro-denominated global commercial paper program of $3.0 billion in order to refinance the acquisition of the Euronext shares. As of December 31, 2010, NYSE Euronext had $0.3 billion of debt outstanding at an average interest rate of 0.8% under this commercial paper program. The effective interest rate of commercial paper issuances does not materially differ from short term interest rates (Libor U.S. for commercial paper issued in U.S. dollar and Euribor for commercial paper issued in euro). The fluctuation of these rates due to market conditions may therefore impact the interest expense incurred by NYSE Euronext.

The commercial paper program is backed by a $2.0 billion 5-year syndicated revolving bank facility maturing on April 4, 2012. This bank facility is also available for general corporate purposes and was not drawn as of December 31, 2010. On September 15, 2008, the amount of commitments readily available to NYSE Euronext under the $2.0 billion April 2012 facility decreased from $2.0 billion to $1,833 million as a result of the bankruptcy filing of Lehman Brothers Holdings Inc., which had provided a $167 million commitment under this facility.

In 2006, prior to the combination with NYSE Group, Euronext entered into a €300 million ($401 million at December 31, 2010) revolving credit facility available for general corporate purposes, which matures on August 4, 2011. On a combined basis, as of December 31, 2010, NYSE Euronext had three committed bank credit facilities totaling $2.2 billion, with no amount outstanding under any of these facilities. The commercial paper program and the credit facilities include terms and conditions customary for agreements of this type, which may restrict NYSE Euronext's ability to engage in additional transactions or incur additional indebtedness.

In 2008, NYSE Euronext issued $750 million of 4.8% fixed rate bonds due in June 2013 and €750 million of 5.375% fixed rate bonds due in June 2015 in order to, among other things, refinance outstanding commercial paper and lengthen the maturity profile of its debt. In 2009, NYSE Euronext increased the €750 million 5.375% notes due in June 2015 to €1 billion as a result of an incremental offering of €250 million. The terms of the bonds do not contain any financial covenants. The bonds may be redeemed by NYSE Euronext or the bond holders under certain customary circumstances, including a change in control accompanied by a downgrade of the bonds below an investment grade rating. The terms of the bonds also provide for customary events of default and a negative pledge covenant.

As of December 31, 2010, NYSE Euronext was in compliance with all of its debt instruments in all material respects.

Clearing Business

Under the arrangements with LCH.Clearnet regarding the clearing of NYSE Liffe derivatives contracts (also known as NYSE Liffe Clearing), LCH.Clearnet provides clearing guarantee backing and related risk functions to NYSE Liffe, under which LCH.Clearnet is responsible for any defaulting member positions and for applying its resources to the resolution of such a default. As a result, margin deposits that clearing members are required to maintain in the form of cash or securities are settled between clearing members and LCH.Clearnet, and these margin deposits are not recognized in the consolidated balance sheet of NYSE Euronext and do not constitute a liquidity source or liquidity obligation for NYSE Euronext.

Liquidity Risk

NYSE Euronext continually reviews its liquidity and debt positions, and subject to market conditions and credit and strategic considerations, may from time to time determine to vary the maturity profile of its debt and diversify its sources of financing. NYSE Euronext anticipates being able to support short-term liquidity and operating needs primarily through existing cash balances and financing arrangements, along with future cash flows from operations. If existing financing arrangements are insufficient to meet anticipated needs or to refinance existing debt, NYSE Euronext may seek additional financing in either the debt or equity markets. NYSE Euronext may also seek equity or debt financing in connection with future acquisitions or other strategic transactions. While NYSE Euronext believes that it generally has access to debt markets, including bank facilities and publicly and privately issued long and short term debt, it may not be able to obtain additional financing on acceptable terms or at all.

Because new issues of commercial paper generally fund the retirement of outstanding issues, NYSE Euronext is also exposed to the rollover risk of not being able to refinance outstanding commercial paper. In order to mitigate the rollover risk, NYSE Euronext maintains backstop bank facilities for an aggregate amount exceeding at any time the amount issued under its commercial paper program. In the event that NYSE Euronext is unable to issue new commercial paper, it may draw on these backstop facilities.

Share Repurchase Program

The board of directors has authorized the repurchase of up to $1.0 billion of NYSE Euronext shares in 2008. Pursuant to this authorization, NYSE Euronext may repurchase stock from time to time at the discretion of management in the open market or privately negotiated transactions or otherwise, subject to applicable U.S. and European laws, regulations and approvals, strategic considerations, market conditions and other factors. In 2008, NYSE Euronext repurchased 13.4 million shares at an average price of $26.04 per share under this authorization. No shares were repurchased during 2009 and 2010. Under SEC rules, NYSE Euronext is not able to repurchase shares during certain restricted time periods.

Summary Disclosures About Contractual Obligations

The table below summarizes NYSE Euronext's debt, future minimum lease obligations on its operating leases and other commitments as of December 31, 2010 (in millions of U.S. dollars):

		Payments Due by Year[1]					
	Total	**2011**	**2012**	**2013**	**2014**	**2015**	**Thereafter**
Debt (principal and accrued interest obligations)	2,440	366	—	749	—	1,325	—
Debt (future interest obligations)	413	71	108	90	72	72	—
Operating lease obligations	422	70	63	54	49	42	144
Other commitments[2]	117	41	41	35	—	—	—
	3,392	548	212	928	121	1,439	144

Notes:
(1) As of December 31, 2010, obligations under capital leases were not significant. NYSE Euronext also has obligations related to post-retirement benefits, and deferred compensation ($513 million) as well as unrecognized tax positions ($75 million). The date of payment under these obligations cannot be determined. See Notes 8 — "Pension and Other Benefit Programs," 10 — "Stock Based Compensation," and 16 — "Income Taxes" to the consolidated financial statements included elsewhere in this document.
(2) Primarily reflects the outstanding commitment for NYSE Euronext's investment in the Qatar Exchange.

Changes in Financial Condition

As of December 31, 2010, NYSE Euronext had approximately $2.4 billion in debt outstanding and $0.4 billion of cash, cash equivalents and financial investments, resulting in $2.1 billion in net indebtedness. See "—Liquidity and Capital Resources."

Accounts receivable decreased to $526 million as of December 31, 2010 from $660 million as of December 31, 2009 primarily in connection with the timing of collections. Accounts payable and accrued expenses decreased to $772 million as of December 31, 2010 from $1,162 million as of December 31, 2009.

Goodwill and other intangible assets amounted to $4,050 million and $5,837 million, respectively, as of December 31, 2010 as compared to $4,210 million and $6,184 million, respectively, as of December 31, 2009. The $160 million decrease in goodwill was primarily related to foreign currency translation as a result of the period-over-period weakening of both the euro and the pound sterling versus the US dollar. The $347 million decrease in other intangible assets period-over-period was chiefly associated with foreign currency translation ($289 million) and the amortization of intangible assets with finite useful lives ($58 million).

Other assets decreased $139 million from $802 million as of December 31, 2009 to $663 million as of December 31, 2010 primarily in connection with the sale of a 5% equity interest in the National Stock Exchange of India for gross proceeds of $175 million.

Total equity decreased $91 million from $6,935 million as of December 31, 2009 to $6,844 million as of December 31, 2010. This decrease was primarily due to (i) the payment of dividends ($313 million), (ii) the impact of foreign currency as a result of the period-over-period weakening of both the euro and the pound sterling versus the US dollar ($368 million), partially offset by (iii) the net income for the year ($558 million).

Critical Accounting Policies and Estimates

The following provides information about NYSE Euronext's critical accounting policies and estimates. Critical accounting policies reflect significant judgments and uncertainties, and potentially produce materially different results, assumptions and conditions.

Revenue Recognition

There are two types of fees applicable to companies listed on the NYSE Euronext's exchanges — listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that the company initially lists. Original listing fees, however, are not applicable to companies when they list on the NYSE or NYSE Arca in the context of a transfer from another market. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares. Annual fees are recognized on a pro rata basis over the calendar year. Original listing fees are recognized on a straight-line basis over their estimated service periods of 10 years for NYSE and Euronext, and five years for NYSE Arca and NYSE Amex. Unamortized balances are recorded as deferred revenue on the consolidated statements of financial condition.

In addition, NYSE Euronext, through NYSE Technologies' Trading Solutions business, licenses software and provides software services which are accounted for in accordance with Subtopic 605 in the Software Topic of the FASB Accounting Standards Codifications.

Goodwill and Other Intangible Assets

NYSE Euronext reviews the carrying value of goodwill for impairment at least annually based upon estimated fair value of NYSE Euronext's reporting units. Should the review indicate that goodwill is impaired, NYSE Euronext's goodwill would be reduced by the difference between the carrying value of goodwill and its fair value.

NYSE Euronext reviews the useful life of its indefinite-lived intangible assets to determine whether events or circumstances continue to support the indefinite useful life categorization. In addition, the carrying value of NYSE Euronext's indefinite-lived intangible assets is reviewed by NYSE Euronext at least annually for impairment based upon the estimated fair value of the asset.

For purposes of performing the impairment test, fair values are determined using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which, among other factors, is dependent on internal forecasts, estimation of the long-term rate of growth for businesses, and determination of weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill and other intangible impairment for each reporting unit.

Income Taxes

NYSE Euronext records income taxes using the asset and liability method, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax carryforwards. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NYSE Euronext is subject to numerous domestic and foreign jurisdictions primarily based on its operations in these jurisdictions. Significant judgment is required in assessing the future tax consequences of events that have been recognized in NYSE Euronext's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on NYSE Euronext's financial position or results of operations.

Pension and Other Post-Retirement Employee Benefits

Pension and Other Post-Employment Benefits (OPEB) costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. In accordance with the U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over the future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect NYSE Euronext's pension and other post-retirement obligations and future expense.

Hedging Activities

NYSE Euronext uses derivative instruments to limit exposure to changes in foreign currency exchange rates and interest rates. NYSE Euronext accounts for derivatives pursuant to Derivatives and Hedging Topic of the Codification. The Derivatives and Hedging Topic establishes accounting and reporting standards for derivative instruments and requires that all derivatives be recorded at fair value on the statement of financial condition. Changes in the fair value of derivative financial instruments are either recognized in other comprehensive income or net income depending on whether the derivative is being used to hedge changes in cash flows or changes in fair value.

Recently Issued Accounting Guidance

The FASB issued Accounting Standards Update (which is referred in this document as the "ASU") 2009-13, Multiple-Deliverable Revenue Arrangements, which supersedes certain provisions in Subtopic 25 in the Revenue Recognition Topic of the Codification. ASU 2009-13 requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. It also eliminates the use of the residual method of allocation which was allowed under previous guidance and requires the use of the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverable subject to the Subtopic 25 in the Revenue Recognition Topic. ASU 2009-13 also requires both ongoing disclosures regarding an entity's multiple-element revenue arrangements as well as certain transitional disclosures during periods after adoption. This new guidance is effective for fiscal years beginning on or after June 15, 2010. NYSE Euronext does not believe that this will have a significant impact on its financial statements.

The FASB issued ASU 2009-14, Certain Revenue Arrangements That Include Software Elements, which amends certain provisions in Subtopic 605 in the Software Topic of the Codification. The amendments in ASU 2009-14 change revenue recognition for tangible products containing software elements and non-software elements as follows: (1) the tangible element of the product is always outside the scope of Subtopic 605 in the Software Topic; (2) the software elements of tangible products are outside of the scope of Subtopic 605 in the Software Topic when the software elements and non-software elements function together to deliver the product's essential functionality and (3) undelivered elements in the arrangement related to the non-software components also are excluded from the software revenue recognition guidance. ASU 2009-14 applies to transactions which contain both software and non-software elements. For these transactions, companies will have to go through a two-step process for the software elements. First, a company has to allocate the total consideration to separate units of account for the non-software elements and software elements as a group, using relative selling-price method. Second, the amount allocated to the software elements as a group will then be accounted for in accordance with the requirements in Subtopic 605 in the Software Topic of the Codification. This may require the use of Residual Method of allocation if VSOE (vendor specific objective evidence) or TPE (third party evidence) does not exist for the undelivered elements. This new guidance is effective for fiscal years beginning on or after June 15, 2010, and it is also applicable to existing arrangements that are materially modified after the effective date. NYSE Euronext does not believe that this will have a significant impact on its financial statements.

Quantitative and Qualitative Disclosures About Market Risk

General

As a result of its operating and financing activities, NYSE Euronext is exposed to market risks such as interest rate risk, currency risk and credit risk. NYSE Euronext has implemented policies and procedures to measure, manage, monitor and report risk exposures, which are regularly reviewed by the appropriate management and supervisory bodies. NYSE Euronext's central treasury is charged with identifying risk exposures and monitoring and managing such risks on a daily basis. To the extent allowed by local regulation and necessary, NYSE Euronext's subsidiaries centralize their cash investments, report their risks and hedge their exposures with the central treasury. NYSE Euronext performs sensitivity analysis to determine the effects that market risk exposures may have.

NYSE Euronext uses derivative instruments solely to hedge financial risks related to its financial positions or risks that are otherwise incurred in the normal course of its commercial activities. It does not use derivative instruments for speculative purposes.

Interest Rate Risk

Except for fixed rate bonds, most of NYSE Euronext's financial assets and liabilities are based on floating rates, on fixed rates with an outstanding maturity or reset date falling in less than one year or on fixed rates that have been swapped to floating rates via fixed-to-floating rate swaps. The following table summarizes NYSE Euronext's exposure to interest rate risk as of December 31, 2010 (millions of U.S. dollars):

	Financial Assets	Financial Liabilities	Net Exposure	Impact[2] of a 100 bps Adverse Shift in Interest Rates[3]
Floating rate[1] positions in				
U.S. Dollar	96	—	96	(1.0)
Euro	44	366	(322)	(3.2)
Sterling	196	—	196	(2.0)
Fixed rate positions in				
U.S. Dollar	—	749	(749)	(33.8)
Euro	—	1,325	(1,325)	(56.6)
Sterling	—	—	—	—

Notes:

(1) Includes floating rate, fixed rate with an outstanding maturity or reset date falling in less than one year and fixed rate swapped to floating rate.
(2) Impact on profit and loss for floating rate positions (cash flow risk) and on equity until realization in profit and loss for fixed rate positions (price risk).
(3) 100 basis points parallel shift of yield curve.

NYSE Euronext is exposed to price risk on its outstanding fixed rate positions. At December 31, 2010, fixed rate positions in U.S. dollar and in euro with an outstanding maturity or reset date falling in more than one year amounted to $749 million and $1,325 million, respectively. A hypothetical shift of 1% in the U.S. dollar or in the euro interest rate curves would in the aggregate impact the fair value of these positions by $33.8 million and $56.6 million, respectively.

NYSE Euronext is exposed to cash flow risk on its floating rate positions. Because NYSE Euronext is a net lender in U.S. dollar and sterling, when interest rates in U.S. dollar or sterling decrease, NYSE Euronext's net interest and investment income decreases. Based on December 31, 2010 positions, a hypothetical 1% decrease in U.S. dollar or sterling rates would negatively impact annual income by $1.0 million and $2.0 million,

respectively. Because NYSE Euronext is a net borrower in euro, when interest rates in euro increase, NYSE Euronext net interest and investment income decreases. Based on December 31, 2010 positions, a hypothetical 1% increase in euro rates would negatively impact annual income by $3.2 million.

Currency Risk

As an international group, the NYSE Euronext is subject to currency translation risk. A significant part of the NYSE Euronext's assets, liabilities, revenues and expenses is recorded in euro and sterling. Assets, liabilities, revenues and expenses of foreign subsidiaries are generally denominated in the local functional currency of such subsidiaries.

The NYSE Euronext's exposure to foreign denominated earnings for the year ended December 31, 2010 is presented by primary foreign currency in the following table (in millions, except average rates):

	Year Ended December 31, 2010	
	Euro	Sterling
Average rate in the period	1.3269	1.5457
Average rate in the same period one year before	1.3945	1.5659
Foreign denominated percentage of		
Revenues	16%	15%
Operating expenses	10%	14%
Operating income	49%	20%
Impact of the currency fluctuations[1] on		
Revenues	(36.3)	(5.9)
Operating expenses	(15.9)	(5.8)
Operating income	(20.4)	(0.1)

Note:

(1) Represents the impact of currency fluctuation for the year ended December 31, 2010 compared to the same period in the prior year.

The NYSE Euronext's exposure to net investment in foreign currencies is presented by primary foreign currencies in the table below (in millions):

	December 31, 2010	
	Position in Euros	Position in Sterling
Assets	3,901	2,775
of which goodwill	1,042	1,073
Liabilities	2,227	415
of which borrowings	1,262	—
Net currency position before hedging activities	1,674	2,360
Impact of hedging activities	228	82
Net currency position	1,902	2,442
Impact on consolidated equity of a 10% decrease in foreign currency exchange rates	$ (254)	$ (380)

At December 31, 2010, NYSE Euronext was exposed to net exposures in euro and sterling of €1.9 billion ($2.5 billion) and £2.4 billion ($3.8 billion), respectively. NYSE Euronext's borrowings in euro of €1.3 billion ($1.7 billion) constitute a partial hedge of NYSE Euronext's net investments in foreign entities. As of December 31, 2010, NYSE Euronext also had a €228 million ($300 million) Euro/U.S. dollar and £82 million ($125 million) sterling/U.S. dollar foreign exchange swaps outstanding. These swaps matured during January 2011. As of December 31, 2010, the fair value of these swaps was a $6 million net asset.

Based on December 31, 2010 net currency positions, a hypothetical 10% decrease of the euro against the U.S. dollar would negatively impact NYSE Euronext's equity by $254 million and a hypothetical 10% decrease of the sterling against the U.S. dollar would negatively impact NYSE Euronext's equity by $380 million. For the year ended December 31, 2010, currency exchange rate differences had a negative impact of $365 million on NYSE Euronext's consolidated equity.

Credit Risk

The NYSE Euronext is exposed to credit risk in the event of a counterparty default, primarily in connection with arrangements involving cash and cash equivalent balances and short-term financial investments. As of December 31, 2010, such balances and investments amounted to $327 million and $52 million, respectively. NYSE Euronext limits its exposure to credit risk by rigorously selecting the counterparties with which it makes investments and executes agreements. Credit risk is monitored by using exposure limits depending on ratings assigned by rating agencies as well as the nature and maturity of transactions. The NYSE Euronext's investment objective is to invest in securities that preserve principal while maximizing yields, without significantly increasing risk. The NYSE Euronext seeks to substantially mitigate credit risk associated with investments by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties.

An ongoing review is performed to evaluate changes in the status of counterparties. In addition to the intrinsic creditworthiness of counterparties, the NYSE Euronext's policies require diversification of counterparties (banks, financial institutions, bond issuers and funds) so as to avoid a concentration of risk. Derivatives are negotiated with highly rated banks.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in or disagreements with accountants on accounting and financial disclosure during the last two fiscal years.

Controls and Procedures

As of the end of December 31, 2010, NYSE Euronext's management carried out an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, NYSE Euronext's Chief Executive Officer and Chief Financial Officer concluded that NYSE Euronext's disclosure controls and procedures were effective as of December 31, 2010. During 2010, no changes were made in NYSE Euronext's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are set forth in "Index to the Audited Consolidated Financial Statements of NYSE Euronext."

Related-Party Transactions

AEMS

On August 5, 2008, NYSE Euronext acquired the remaining interest in AEMS previously owned by Atos Origin. Prior to the acquisition, NYSE Euronext owned 50% of AEMS and had entered into mutual service agreements. The service agreements were terminated and results of operations and financial condition of AEMS have been included in our consolidated financial statements since August 5, 2008.

LCH.Clearnet

Through July 30, 2009, NYSE Euronext used the services of LCH.Clearnet Group Limited for clearing transactions executed on its European cash and derivatives markets.

On October 31, 2008, NYSE Euronext announced that NYSE Liffe's London Market (for the purposes of this section, "NYSE Liffe") entered into binding agreements with LCH.Clearnet Ltd. ("LCH.Clearnet") to terminate its clearing arrangements and to establish new arrangements known as "NYSE Liffe Clearing", whereby NYSE Liffe assumed full responsibility for clearing activities for the U.K. derivatives market. To achieve this, NYSE Liffe became a self-clearing Recognised Investment Exchange and outsourced the existing clearing guarantee arrangements and related risk functions to LCH.Clearnet.

In connection with this arrangement, NYSE Euronext agreed to make a one-time €260 million ($355 million) payment to compensate LCH.Clearnet for economic losses arising as a result of the early termination of its current clearing arrangements with LCH.Clearnet. This payment was tax deductible.

On May 27, 2009, NYSE Liffe received regulatory approval from the Financial Services Authority ("FSA") to launch NYSE Liffe Clearing. Following such approval, NYSE Euronext recorded a $355 million expense which is included in merger expenses and exit costs in our consolidated statement of operations for the year ended December 31, 2009.

On July 30, 2009, NYSE Liffe Clearing launched operations and NYSE Euronext made the $355 million payment to LCH.Clearnet.

On May 12, 2010, NYSE Euronext announced that, subject to regulatory approval, it will commence clearing its European securities and derivatives business through two new, purpose-built, clearing houses based in London and Paris in late 2012. LCH.Clearnet Ltd in London and LCH.Clearnet SA in Paris have been informed that NYSE Euronext's current contractual arrangements for clearing with them will terminate accordingly at that time. However, NYSE Liffe's London Market has only indicated its intention to serve a termination notice on its contract with LCH.Clearnet Ltd and has not served a formal termination notice. No termination fees or penalties will be payable.

Qatar

On June 19, 2009, NYSE Euronext entered into a strategic partnership with the State of Qatar to establish the Qatar Exchange, the successor to the Doha Securities Market. Under the terms of the partnership, the Qatar Exchange will adopt the latest NYSE Euronext trading and network technologies for both the existing cash equities market and the new derivatives market. NYSE Euronext will provide certain management services to the Qatar Exchange at negotiated rates.

NYSE Euronext agreed to contribute $200 million in cash to acquire a 20% ownership interest in the Qatar Exchange, $40 million of which was paid upon closing on June 19, 2009 and generally, the remaining $160 million is to be paid annually in four equal installments. NYSE Euronext's investment in the Qatar Exchange is treated as an equity method investment. The $115 million present value of this liability is included in "Related party payable" in the consolidated statements of financial condition as of December 31, 2010.

The following table presents revenues (expenses) derived from or incurred with these related parties (in millions of U.S. dollars):

| | Year Ended December 31, | | |
	2010	2009	2008
AEMS	—	—	(91)
LCH.Clearnet	(44)	(364)	4
Qatar	26	9	—

BlueNext

BlueNext is the European carbon exchange business launched by NYSE Euronext in 2008. BlueNext is established in France and is 60% owned by NYSE Euronext and 40% owned by Caisse des Dépots et Consignation ("CDC"). NYSE Euronext consolidates the results of operations and the financial condition of BlueNext. In the regular course of business, through June 2009, BlueNext paid recoverable Value Added Tax ("VAT") to certain customers on a daily basis and recovered such VAT from the French Tax Authorities on a one-month lag. CDC provided BlueNext with an overdraft to fund the VAT receivable. Under this arrangement, BlueNext had $249 million overdraft balances outstanding with CDC as of December 31, 2008, reflected as "Related party payable" on our consolidated statement of financial condition. Effective in July 2009, the carbon traded on the BlueNext exchange was VAT exempt.

REGULATORY AND LEGAL ENVIRONMENT

Deutsche Börse Group and NYSE Euronext operate in a highly regulated industry which is currently undergoing a reform of the legal framework that underpins its regulation. While the current reform agenda for the financial services industry is largely a consequence of the global financial crisis, elements of it were under consideration as part of an ongoing examination by various legal and regulatory authorities. The focus of regulatory reform has been on issues such as capital requirements, liquidity risk management, monitoring and managing systemic risks and measures to create more efficient and more effective supervision. Initiatives to mitigate potential systemic risks stemming from the derivatives market, including the requirement to clear OTC derivatives through central counterparties are also under consideration.

Deutsche Börse Group and NYSE Euronext are stock exchange organizations and transaction service providers that focus on capital market infrastructure through the planning, development and operation of electronic data processing systems. The broad portfolio of products and services provided by Deutsche Börse Group and NYSE Euronext together cover the entire value chain of financial market transactions, including trading and clearing of equities and derivatives, transaction settlement, custody and management of securities, the provision of market information and the development and operation of electronic systems. Aspects of Deutsche Börse Group and NYSE Euronext's businesses are subject to various national and supranational regulatory schemes which are summarized below.

Europe

Deutsche Börse and its subsidiaries in particular operate exchanges in Germany. In addition, Deutsche Börse Group conducts banking and financial services activities in Germany and Luxembourg. NYSE Euronext operates exchanges in five European countries. Each of the European exchanges and/or its respective operator holds an exchange license granted by the relevant national exchange regulatory authority and operates under its respective supervision. Each market operator is also subject to national laws and regulations in its jurisdiction in addition to the requirements imposed by the national exchange authority and, in some cases, the central bank and/or the finance ministry on the regulated market in the relevant European country. Regulation of Euronext and its constituent markets is conducted in a coordinated basis by the respective national regulatory authorities pursuant to memoranda of understanding relating to the cash and derivatives markets and their respective holders and operators.

The regulatory framework in which Deutsche Börse Group and NYSE Euronext operate is substantially influenced and partly governed by European directives and regulations in the financial services area. In November 2007, one of the key directives in the Financial Services Action Plan, became effective. The MiFID was adopted by the EU in 2004 to create a single market for financial services by harmonizing the member states' rules on securities, banking, insurance, mortgages, pensions and all other financial transactions.

The progressive implementation by European member states of the Financial Services Action Plan directives has enabled and increased the degree of harmonization of the regulatory regime for financial services, offering, listing, trading and market abuse. In addition, the implementation of the MiFID by the European member states has resulted in a reinforcement of the regulators' authority and control over market operators' governance, shareholders and organization.

Regulation of Deutsche Börse Group

In order to ensure the proper conduct of exchange trading as well as the correct pricing process and to protect investors and gain confidence in the market mechanisms, exchanges in Germany are subject to market surveillance exercised by several institutions, including the exchange supervisory authorities, the trading surveillance offices and the BaFin, which all closely cooperate with one another in this sector.

Although it does not directly supervise stock exchanges, in accordance with the German Securities Trading Act, BaFin plays a pivotal role in the orderly trading of securities by investigating cases of suspected insider trading, market manipulation and potential violations of publication requirements at the federal level, which enhances confidence of market participants in the functionality of capital markets.

Trading

- **Exchanges and Supporting Organizations for Stock Exchanges**

In Germany, the regulatory framework for stock exchanges and supporting organizations for stock exchanges is defined through legislation which includes the German Stock Exchange Act, each exchange's own Exchange Rules (*Börsenordnung*), the German Banking Act (*Kreditwesengesetz*), the German Securities Trading Act, the German Securities Deposit Act (*Depotgesetz*), the German Securities Prospectus Act (*Wertpapierprospektgesetz*) and further rules and regulations issued on the basis of these laws.

Stock exchanges, such as the Frankfurt Stock Exchange, are structured as self-governing public law institutions with partial legal capacity. They are operated by supporting organizations such as Deutsche Börse and Scoach Europa AG which provide, at the request of the stock exchange's board of management, staff, financial resources and the premises necessary for the operation and further development of their business. To a large extent, the relationship between supporting organizations and stock exchanges is not subject to statutory regulation, however the Frankfurt Stock Exchange Rules require that the supporting organization will, at the request of the general management or of the exchange council (*Börsenrat*), provide the necessary staff and, all other required resources, including financial resources and premises.

Once a license is granted to operate as supporting organization for a stock exchange by the applicable exchange supervisory authority (*Börsenaufsichtsbehörde*) of the state where the exchange is to be operated, supporting organizations are under a duty to operate and are prohibited from making any independent decisions concerning the continuation or cessation of the exchange business.

The German Stock Exchange Act is the principal legal basis for the operation of stock exchanges organized as public law institutions. It sets forth the material rules concerning licensing requirements and further prerequisites for the formation of a stock exchange, its organization, the stock exchange authorities that must be established, such as the trading surveillance office (*Handelsüberwachungsstelle*), as well as their rights and duties.

The rules regulating trading on a specific stock exchange are set up by a self regulating organization, the exchange council, which plays a pivotal role in the organization of a stock exchange. Thus, the management board of a stock exchange requires the approval of the exchange council for all decisions regarding questions of fundamental significance. Among other things, the exchange council is responsible for the appointment, dismissal and supervision of the management board. The exchange council also issues the exchange rules, fee regulations and conditions for transactions on the exchange. To ensure the exchange council's independence from the supporting organization for a stock exchange, the members of the exchange council are elected by the different parties involved in trading on a stock exchange, including banks, issuers of securities listed on the relevant exchange and investors. An exchange council must be installed for every German stock exchange.

The German Stock Exchange Act also contains provisions relating to the admission of market participants and traded products and the supervision undertaken by the relevant exchange supervisory authority at the state level. Securities to be traded on a regulated market require admission for official trading to the regulated market.

Each exchange is required to maintain a trading surveillance office which acts as an independent supervisory body to monitor the markets. Trading surveillance offices are supervised by and subject to instructions from the exchange supervisory authorities. As bodies of public law institutions with partial legal

capacity, the trading surveillance offices exercise public authority. They monitor price fixing and the proper conduct of floor and electronic trading. In the event of irregularities, the trading surveillance office is required to notify the exchange supervisory authorities and the management board of the exchange and, in cases which involve its competencies, the BaFin.

The supporting organization earns part of its revenues from public fees charged for the admission of securities. Although these fees are charged by the stock exchanges instead of the supporting organizations themselves, the supporting organization of each exchange is directly entitled to such charges, which must be based on the fee schedules (*Gebührenordnung*) adopted by the exchange in accordance with the German Stock Exchange Act and approved by the competent exchange supervisory authority.

Deutsche Börse and its subsidiaries may, like other enterprises, generally engage in commercial activities and offer services at market prices. However, Deutsche Börse Group is not permitted to abuse its public position or to derive economic advantage from the unlawful intermingling of public and private interests. With respect to private fees, the general rules on pricing, particularly under competition and antitrust law, must be observed. If Deutsche Börse Group should determine prices unilaterally, this must be done on a fair and equitable basis in order to be valid. In addition to other charges, exchange supporting organizations earn private fees for the use of the Xetra system and its data information services.

Multilateral Trading Facilities and Securities Trading Banks (Wertpapierhandelsbanken)

Trading-related services are provided by Deutsche Börse Group and NYSE Euronext through financial institutions and securities trading banks, which operate Multilateral Trading Facilities (which are referred to in this document as "MTFs"). MTFs are platforms for electronic trading in securities. The concept of MTFs was introduced by the MiFID. Participants in such trading must be subject to a financial market supervisory authority in their country of domicile. For private investors, trading at MTFs is not possible at present; instead, market participants at MTFs must meet specific requirements comparable to those applicable to market participants at stock exchanges.

As operators of multilateral trading facilities within the meaning of the MiFID, MTFs are subject to legal supervision and market surveillance by relevant state regulators. In order to permit the regulating authorities to exercise their functions in the context of supervising securities trading, banks are subject to comprehensive reporting requirements regarding securities and derivatives transactions. In addition, the MiFID imposes conduct rules which apply to all banks and other investment services providers, including proprietary traders.

Because they are providers of investment services to financial institutions and securities trading banks or otherwise perform investment activities, operators of MTFs are supervised by BaFin and the German Central Bank (*Deutsche Bundesbank*) with regard to their compliance of the rules and regulations applicable to financial service institutions as stipulated in the German Banking Act, as well as the rules imposed upon investment firms as stipulated in the German Securities Trading Act. Whereas the German Banking Act imposes specific rules regarding rules on capital adequacy and licensing requirements, qualification as an investment firm within the meaning of the German Securities Trading Act results in an obligation to comply with the security trading and investor protection regime as implemented in the German Securities Trading Act by the MiFID.

Clearing

- **Central Counterparties**

Eurex Clearing AG is the clearing house within Deutsche Börse Group. It offers fully automated and straight-through post trade services for equities, derivatives, repo, energy and fixed income transactions. In its role as a central counterparty, Eurex Clearing AG acts as a buyer to all sellers and as a seller to all buyers, thereby seeking to minimize counterparty risk and to maximize operational efficiency. Eurex Clearing AG offers

trade management functions, risk management services and collateral and delivery management tools with a focus to increase market safety and integrity. Eurex Clearing AG provides leading risk management services such as comprehensive pre-trade risk limits and it was the first leading central counterparty worldwide to offer risk management and margining data in real-time to its trading and clearing members.

Eurex Clearing AG is a wholly owned subsidiary of Eurex Frankfurt AG and acts as the central counterparty for the Eurex Exchanges, Eurex Bonds GmbH, Eurex Repo GmbH, the Frankfurt Stock Exchange and the Irish Stock Exchange. Eurex Clearing AG also acts as the central counterparty for transactions of the European Energy Exchange (EEX) that are conducted under a separate clearing link agreement with the European Commodity Clearing AG (which is referred to in this document as "ECC").

ECC is a clearinghouse that provides a range of services for exchange and over-the-counter transactions in energy and related products. As central counterparty, ECC takes a position between the buyer and seller, thereby collateralizing the transaction and assuming for each party the risk of default by the other party.

Under German law, Eurex Clearing AG and ECC are subject to banking law supervision because they are licensed as central counterparties within the meaning of the German Banking Act. In addition, Eurex Clearing AG is also licensed to provide multiple investment services and is therefore deemed to be an investment firm within the meaning of the German Takeover Act. Based on these qualifications, Eurex Clearing AG and ECC are supervised by BaFin and the German Central Bank (*Deutsche Bundesbank*), which monitor their compliance with the applicable provisions mentioned above. The Financial Services Authority has granted Eurex Clearing status as a Recognized Overseas Clearing House in the United Kingdom. Eurex Clearing AG was granted Multilateral Clearing Organization status by the CFTC on July 31, 2009 and has signed an exemption letter with the SEC that allows to offer clearing of certain credit default swaps in the United States. In addition, ECC qualifies as a designated payment system according to Article 10 of the Settlement Finality Directive 98/26/EC.

Settlement/Custody

- **Central Securities Depositories**

Deutsche Börse Group's settlement division is operated by Clearstream Banking S.A. and Clearstream Banking AG, both wholly owned subsidiaries of Clearstream International S.A.

The core business of Clearstream Banking S.A. and Clearstream Banking AG includes the settlement of market transactions and the custody of securities. In terms of settlement services, these entities ensure that cash and securities are delivered in a timely manner between trading parties. With respect to the custody of securities, Clearstream Banking S.A. and Clearstream Banking AG are responsible for the management, safekeeping and administration of deposited securities.

Both Clearstream Banking S.A. and Clearstream International S.A. are subject to the supervision of Commission de Surveillance du Secteur Financier (which is referred to in this document as "CSSF") in Luxembourg. Additionally, since both entities are subsidiaries of Clearstream Holding AG, they fall under the consolidated supervision of the BaFin on the group-level.

On the other hand, although Clearstream Banking AG is part of the consolidated group of Clearstream International S.A., it is currently not subject to supervision by CSSF. Instead, Clearstream Banking AG qualifies as a collective security deposit bank (*Wertpapiersammelbank*) and, to that extent, is subject to supervision by BaFin under the German Banking Act and the German Securities Deposit Act.

The German Securities Deposit Act regulates the safe custody and administration of securities for third parties by a depository bank, which requires a specific license to provide such services. In particular, the German Securities Deposit Act (1) focuses on the protection of depositors; and (2) provides a specific system to transfer

legal title of securities by a buying agent (*Einkaufskommission*). Additionally, the German Securities Deposit Act stipulates specific rules for different types of custodial relationships such as collective custody or segregation and also regulates the pledging of securities. To protect depositors of securities, the German Securities Deposit Act provides for a special auditing requirement that must be observed by banks engaged in the security deposit business (*Depotprüfung*). In case of insolvency of a custodian, a right of segregation under the German Insolvency Code is granted to the depositors of securities.

Regulation of NYSE Euronext

The MiFID, the Market Abuse Directive, ESMA standards and the Euronext Rulebooks all provide minimum requirements for monitoring of trading and enforcement of rules by Euronext as the operator of regulated markets and MTFs. Euronext has set up a framework to organize market monitoring by which it:

- monitors trading in order to identify breaches of the rules, disorderly trading conditions or conduct that may involve market abuse;

- reports to the relevant national regulator of breaches of rules or of legal obligations relating to market integrity; and

- monitors compliance with and enforces the Euronext Rulebooks.

Market surveillance and monitoring are implemented through a two-step process consisting of real time market surveillance and post-trade (i.e., "next day") analysis of executed trades. In addition, Euronext ensures member compliance with its rules by conducting on site investigations and inspections.

Real time monitoring of the markets is performed by cash market operations and, for derivatives markets, by NYSE Liffe Market Services. Cash market operations and NYSE Liffe Market Services are the day-to-day first lines of contact for all market participants (members, issuers and regulators) in respect of operational issues. They monitor day-to-day activity and can take immediate action to maintain fair and orderly markets. This monitoring triggers preventative and immediate action when the functioning of the orderly market is threatened and market rules are not complied with.

Post-trade monitoring is undertaken by the Market Integrity Department in respect of the cash and continental derivatives markets and by the Audit, Investigation and Membership Unit in respect of the London derivatives market. As part of their T+1 activities, both departments have developed a set of monitoring tools that are used to detect and deter particular types of abusive behavior, such as insider trading and front running, which left unchecked could undermine investors' confidence in the integrity of the Euronext markets. In addition, both departments undertake audits of member firms in order to ensure that members are both complying with the rules and have appropriate controls and procedures in place over specific areas of their business, such as pre- and post-trade risk management and back office functions.

Cash market operations and NYSE Liffe Market Services monitors compliance with all rules relating to trading activity on a real time basis. In this manner, suspected cases of market abuse are reported to the competent regulator (who is responsible for enforcing the Market Abuse Directive provisions in accordance with national laws and regulations) and possible infringements of Euronext rules are reported to the Market Integrity Department of Euronext.

The Market Integrity Department is also responsible for the conduct of on-site member inspections and investigations, and handles infringements of Euronext rules through enforcement action.

Listing and Financial Disclosure

The national regulators of the Euronext exchanges are parties to a Memorandum of Understanding dated June 24, 2010 (which is referred to in this document as "MOU") that provides a framework to coordinate their

supervision of Euronext and of the markets operated by Euronext's subsidiaries. These regulatory authorities have identified certain areas of common interest and have adopted a coordinated approach to the exercise of their respective national rules, regulations and supervisory practices regarding listing requirements, prospectus disclosure requirements, ongoing obligations of listed companies, takeover bid rules and disclosure of large shareholdings. The rules regarding public offerings of financial instruments and prospectuses as well as ongoing (ad hoc and periodic) disclosure requirements for listed companies are set forth by the Prospectus Directive and Transparency Directive which must be implemented in Euronext countries by each legislative body and regulator. Companies seeking to list and trade their securities on a Euronext market must prepare a listing prospectus in accordance with the requirements of the Prospectus Directive and Prospectus Regulation, comply with the harmonized listing requirements of Rulebook I and the additional local listing requirements of Rulebook II and, following admission, with the ongoing disclosure requirements set forth by the competent authority of their home member state.

Companies may apply for admission to listing in one or more jurisdictions in which a Euronext market is located. Since the introduction of the Single Order Book, the liquidity of the multi-listed companies in Amsterdam, Brussels, London and Paris is concentrated as each such company is given a single security code regardless of where it is listed. However, a single point of entry for issuers allows investors from other Euronext countries to have access to the order book for trading purposes. The settlement processes may still differ among the various Euronext markets but are being integrated and harmonized within the Euroclear group settlement systems, with the exception of the Portuguese market for which settlement activities will continue to be performed by Interbolsa.

Group-Wide Supervision and Regulation

Within the framework of the aforementioned MOU, Euronext's regulators agreed to develop and implement a coordinated approach with respect to the supervision of the Euronext markets. Representatives of Euronext's regulatory authorities meet in working groups on a regular basis in order to coordinate their actions in areas of common interest and agree upon measures to promote harmonization of their respective national regulations.

At the time that Euronext was formed in 2000, Euronext N.V. received from the Dutch authorities a joint exchange license together with Euronext Amsterdam N.V. to operate regulated markets, which means that it is also subject to the regulation and supervision of the Dutch Minister of Finance and the AFM. Powers of the Dutch Minister of Finance and the AFM include veto or approval rights over (1) the direct or indirect acquisition of more than 10% of the shares in a market operator; (2) the appointment of the policy makers of the market operators; (3) any mergers, cross-shareholdings and joint ventures; and (4) any actions that may affect the proper operation of the Dutch exchanges.

National Regulation

Euronext's European market operators hold licenses for operating the following EU regulated markets:

- Euronext Amsterdam operates two regulated markets:

    - one stock market (Euronext Amsterdam) and one derivatives market (Euronext Amsterdam Derivatives Market, i.e., the Amsterdam market of NYSE Liffe);

- Euronext Brussels operates two regulated markets:

    - one stock market (Euronext Brussels) and one derivatives market (Euronext Brussels Derivatives Market, i.e., the Brussels market of NYSE Liffe);

- Euronext Lisbon operates two regulated markets:

    - one stock market (Euronext Lisbon) and one derivatives market (Euronext Lisbon Futures and Options Market, i.e., the Lisbon market of NYSE Liffe);

- Euronext Paris operates three regulated markets:
  - one stock market (Euronext Paris) and two derivatives markets (MONEP and MATIF, i.e., the Paris markets of NYSE Liffe); and
- Liffe Administration and Management operates two regulated markets, a derivatives market (the London International Financial Futures and Options Exchange, i.e., the London market of NYSE Liffe) and a cash market, NYSE Euronext London.

Each market operator also operates a number of markets that do not fall within the EU definition of "regulated markets." Each market operator is subject to national laws and regulations pursuant to its market operator status.

Euronext Amsterdam

Operation of a regulated market in the Netherlands is subject to prior license by the Dutch Minister of Finance who may, at any time, amend or revoke the license if necessary to ensure the proper functioning of the markets or the protection of investors. The license may also be revoked for non-compliance with applicable rules. AFM, together with the Dutch Central Bank (*De Nederlandsche Bank*), where applicable, acts as the regulatory authority for Dutch licensed members of Euronext Amsterdam, supervises the primary and secondary markets, ensures compliance with market rules and monitors clearing and settlement operations. The Dutch Minister of Finance also issues declarations of no objection in connection with the acquisition of significant shareholdings in an operator of a regulated market or MTF in the Netherlands. The Dutch Minister of Finance has delegated its powers to grant such declarations of no-objection to the AFM except in cases where the acquisition of the significant shareholding involves a fundamental change to the shareholding structure of the operator of a regulated market in the Netherlands.

Euronext Brussels

Euronext Brussels is governed by the Belgian Act of August 2, 2002 and is recognized as a market undertaking according to Section 16 of the Belgian Act of August 2, 2002. The Belgian Act of August 2, 2002 transferred to the CBFA some of the responsibility previously executed by the Brussels exchange (*e.g.*, disciplinary powers against members and issuers, control of sensitive information, supervision of markets and investigative powers). Euronext Brussels is responsible for matters such as the organization of the markets and the admission, suspension and exclusion of members and has been appointed by law as a "competent authority" within the meaning of the Prospectus Directive.

Euronext Lisbon

Euronext Lisbon is governed by the Portuguese Decree of Law no. 357-C/2007, which, along with the Portuguese Securities Code and regulations of the Comissão do Mercado de Valores Mobilários (which is referred to in this document as the "CMVM"), govern the regime for regulated and non-regulated markets, market operators and all companies with related activities in Portugal. The creation of regulated market companies requires the prior authorization in the form of a decree from the Portuguese Minister of Finance, following consultation with the CMVM. The CMVM is an independent public authority that monitors markets and market participants, public offerings and collective investment undertakings.

Euronext Paris

Euronext Paris is governed by the French Monetary and Financial Code. Under the French Monetary and Financial Code, the French Minister of the Economy has the authority to confer or revoke regulated market status upon recommendation of the Autorité des Marches Financiers (which is referred to in this document as the "AMF") and following an opinion from the ACP. Market status is granted if the market meets specific conditions for proper operation.

In addition to its status as a market operator, Euronext Paris is approved as a specialized financial institution and is therefore governed by French banking legislation and regulations (notably the French Banking Act as amended and codified in the French Monetary and Financial Code), which means that it is subject to supervision by the ACP. As the relevant indirect parent company of Euronext Paris for purposes of banking regulations, Euronext is also subject to certain reporting and statutory requirements of the Commission Bancaire. As such, it must comply with certain ratios and requirements including minimum equity requirements and solvency ratios.

Liffe Administration and Management

LIFFE Administration and Management (the London market of NYSE Liffe) administers the markets for financial and commodity derivatives in London and also administers and operates NYSE Euronext London, both of which are overseen by the UK Financial Services Authority (which is referred to in this document as "FSA"). In the United Kingdom, financial services legislation comes under the jurisdiction of Her Majesty's Treasury, while responsibility for overseeing the conduct of regulated activity rests with the FSA. LIFFE Administration and Management is designated as a self-clearing recognized investment exchange pursuant to the UK Financial Services and Markets Act 2000.

Other U.K. Regulated Companies

LIFFE Services Ltd. is regulated by the FSA as a service company.

Secfinex Ltd is a majority owned subsidiary of NYSE Euronext. Its principal activity is the operation of an electronic trading facility for securities borrowing and lending. It is regulated by the FSA as an authorized person.

United States

Securities Exchange Regulation

Following completion of the combination, the following securities exchange subsidiaries of Holdco will continue to be registered with and regulated by the U.S. Securities and Exchange Commission: International Securities Exchange, LLC (which is referred to in this document as "ISE"), NYSE, NYSE Arca and NYSE Amex. In addition, through ISE, Holdco will hold minority interests in the following SEC-registered securities exchanges: EDGA Exchange, Inc. (which is referred to in this document as "EDGA") and EDGX Exchange, Inc. (which is referred to in this document as "EDGX").

U.S. federal securities laws have established a two-tiered system for the regulation of securities markets and market participants. The first tier consists of the SEC, which has primary responsibility for enforcing federal securities laws and regulations and is subject to Congressional oversight. The second tier consists of the regulatory responsibilities of self-regulatory organizations over their members. SROs are non-governmental entities that are regulated by the SEC.

Securities industry SROs are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. There are two types of SROs: securities exchanges and securities associations, both of which must be registered with the SEC under the Securities Exchange Act. To be a registered SRO, the SRO must be able to carry out, and comply with, the purposes of the Exchange Act and the rules and regulations thereunder, and must be able to enforce compliance by its members and individuals associated with its members with the Exchange Act, the rules and regulations thereunder, and the SRO's own rules. In order to become an SRO member, an entity must register with the SEC as a broker-dealer and apply to the SRO for admission, and by such process submit itself to federal and SRO regulation and become obligated to perform various compliance and reporting functions.

Each securities exchange, in turn, is charged with oversight of the financial and operational status and sales practice conduct of its members and its employees, trading activities on the exchange, and if applicable, enforcing compliance with listing standards. As permitted by SEC rule, each of the six U.S. securities exchanges owned by Deutsche Börse and NYSE Euronext has entered into agreements with FINRA (formerly known as National Association of Securities Dealers, Inc., or "NASD") to perform certain of these regulatory functions. FINRA, which does not own or operate any exchanges, is the only securities association registered in the U.S. Financial, operational and sales practice oversight over members common to FINRA and one or more of the six securities exchanges is conducted under agreements with FINRA. Each of the six securities exchanges also has entered into other agreements for the performance of certain regulatory functions.

ISE

ISE has entered into an agreement with FINRA and with the Designated Options Examining Authorities (which is referred to in this document as an "examining SRO") under an options designation plan. ISE's rules require that all electronic access members be members of at least one of the examining SROs. Under these agreements, the examining SROs examine firms that are joint members of ISE and the particular examining SRO for compliance with certain provisions of the Exchange Act, certain of the rules and regulations adopted thereunder, certain examining SRO rules, and certain ISE rules.

For those responsibilities that fall outside the scope of this agreement, ISE has contracted separately with FINRA on a payment for services basis. Under this agreement, FINRA performs certain regulatory functions as an agent on behalf of ISE, although ISE retains decision-making authority and certain enforcement and trading surveillance functions. Notwithstanding ISE's contract with FINRA to perform these functions, ISE retains ultimate regulatory responsibility under the Exchange Act.

The ISE Delaware Trust

In connection with obtaining regulatory approval for the combination in 2007 of ISE Holdings, Inc. ("ISE Holdings") and Eurex Frankfurt AG, ISE Holdings implemented a special arrangement consisting of a standby structure involving a Delaware trust (which is referred to in this document as the "ISE Delaware trust"). The ISE Delaware trust serves two general purposes: (1) to hold the capital stock of ISE Holdings in the event that a person obtains beneficial ownership or voting interest in ISE Holdings in excess of the prescribed ownership or voting limits (when a person or group directly or indirectly beneficially owns more than 40%, or 20% in the case of an ISE Exchange, Inc. member, of the outstanding shares of ISE Holdings, or acquires voting control over more than 20% of the outstanding shares of ISE Holdings) and, (2) to take certain actions to mitigate the effects of any material compliance event that creates any state of facts, development, event, circumstance, condition, occurrence or effect that results in the failure of Eurex Frankfurt AG, Eurex Zürich AG, Deutsche Börse AG, SWX Swiss Exchange (now SIX Swiss Exchange), SWX Group (now SIX Group), Verein SWX Swiss Exchange (now SIX Swiss Exchange), or any affiliate of U.S. Exchange Holdings, Inc. that, at any time, controls ISE Exchange, LLC ("ISE Exchange"), directly or indirectly (which are referred to in this section as "affected affiliates") to adhere to their respective commitments under the resolutions adopted in connection with the combination in any material respect. The resolutions, adopted by the affected affiliates in connection with such affected affiliates' ownership or voting interest in ISE Exchange, include certain provisions that are designed to maintain the independence of ISE Holding's self-regulatory functions, enable ISE Holdings to operate in a manner that complies with U.S. federal securities laws, and facilitate the ability of ISE Holdings and the SEC to fulfill their regulatory oversight obligations.

If a material compliance event occurs with respect to an affected affiliate and continues to be in effect, then the ISE Delaware trust would exercise its call option over a majority of the voting shares of ISE Holdings, in accordance with certain requirements set out in the ISE Delaware trust agreement. The shares of ISE Holdings that are transferred to the ISE Delaware trust would be transferred back to ISE Holdings in the event that (1) no material compliance event is continuing, or (2) notwithstanding the continuation of a material compliance event,

the trustees of the ISE Delaware trust determine that the retention of the shares by the ISE Delaware trust could not reasonably be expected to address any continuing material compliance event (and any such determination would not be effective unless it is filed and approved by the SEC).

EDGA and EDGX

EDGA and EDGX each have entered into an agreement with FINRA and an agreement with ISE, which holds a minority interest in both EDGA and EDGX, under which FINRA and ISE perform certain regulatory functions on behalf of EDGA and EDGX. Under the agreement with FINRA, FINRA performs certain regulatory functions relating to member firm registration, examination, investigations, disciplinary and arbitration proceedings. Under the agreements with ISE, ISE performs certain surveillance and regulatory services, including reviewing trading activity for obvious errors and certain potentially violative conduct by EDGA and EDGX members and providing legal reviews and advice upon EDGA or EDGX's request. Notwithstanding these agreements, EDGA and EDGX retain ultimate regulatory responsibility under the Exchange Act.

NYSE, NYSE Amex and NYSE Arca

Since July 30, 2007, FINRA has conducted financial, operational and sales practice oversight over the members of NYSE Euronext's U.S. securities exchanges. In addition, as of June 14, 2010, FINRA assumed certain additional regulatory functions for these exchanges pursuant to an agreement. As a result, FINRA performs the market surveillance and enforcement functions for NYSE Euronext's U.S. securities exchanges, although NYSE Euronext's U.S. securities exchanges retain ultimate regulatory responsibility for the regulatory functions performed by FINRA under such agreement. NYSE Regulation, Inc., an indirect not-for-profit subsidiary of NYSE Euronext, oversees FINRA's performance of these services, enforces listed company compliance with applicable standards, and oversees regulatory policy determinations, rule interpretation and regulation related rule development. NYSE Regulation, employing approximately 50 people as of December 31, 2010, consists of the following functional groups:

- Listed Company Compliance;
- Regulatory Policy and Management;
- StockWatch; and
- Regulation Administration.

Listed Company Compliance

NYSE Euronext's U.S. securities exchanges require their listed companies to meet their respective original listing criteria at listing, and to thereafter maintain compliance with their respective continued listing standards. Listed Company Compliance monitors and enforces compliance with these standards.

Regulatory Policy and Management

Regulatory Policy and Management has primary responsibility for overseeing the regulation related rule development and interpretation functions for NYSE Euronext's U.S. securities exchanges and overseeing FINRA's performance of its contractual obligations to NYSE Euronext's U.S. securities exchanges.

StockWatch

StockWatch conducts limited real-time monitoring of trading activity on the facilities of NYSE Euronext's U.S. securities exchanges. NYSE Euronext refers suspicious activity to FINRA for further investigation.

In addition, NYSE Euronext's U.S. securities exchanges that maintain options trading markets have entered into a joint agreement with the other U.S. options exchanges for conducting options insider trading surveillances.

NYSE Euronext's U.S. securities exchanges continue to have regulatory responsibility for these functions, which are monitored by NYSE Regulation. NYSE Euronext's U.S. securities exchanges have also entered into several agreements with FINRA and other U.S. securities exchanges pursuant to which NYSE Euronext's U.S. securities exchanges are relieved of regulatory responsibility with respect to enforcement of common rules relating to common members.

Structure, Organization and Governance of NYSE Regulation

NYSE Euronext has an agreement with NYSE Regulation to provide it adequate funding to allow it to perform or oversee, as applicable, the regulatory functions of NYSE Euronext's U.S. securities exchanges. NYSE Regulation can levy fines on members, on behalf of NYSE Euronext's U.S. securities exchanges, as part of disciplinary action. Income from fines is used only to fund non-compensation expenses of NYSE Regulation. The use of fine income by NYSE Regulation is subject to specific review and approval by the NYSE Regulation board of directors. No regulatory fees, fines or penalties collected by NYSE Regulation may be distributed to any entity other than NYSE Regulation.

NYSE Regulation incorporates several structural and governance features designed to ensure its independence, given NYSE Euronext's status as a for-profit and listed company. NYSE Regulation is a separately incorporated, not-for-profit entity. Each director of NYSE Regulation (other than its chief executive officer) must be independent under the independence policy of the NYSE Euronext board of directors, and a majority of the members of the NYSE Regulation board of directors and its compensation committee and nominating and governance committee must be persons who are not directors of NYSE Euronext.

To reduce the conflicts that can arise from "self listing," NYSE Regulation is responsible for all listing compliance decisions with respect to NYSE Euronext's listing on the NYSE. In addition, NYSE Regulation prepares for its board of directors quarterly reports summarizing its monitoring of NYSE Euronext's compliance with NYSE listing standards, and its monitoring of the trading of NYSE Euronext shares. A copy of these reports must be forwarded to the SEC. In addition, NYSE rules require an annual review by an independent accounting firm to ensure that NYSE Euronext is in compliance with the listing requirements, and a copy of this report must be forwarded to the SEC.

NYSE Regulation has adopted structural and governance standards in compliance with applicable U.S. federal securities laws, and in particular, Section 6 of the Exchange Act with respect to fair representation of members.

Commodities Exchange Regulation

NYSE Euronext's U.S. futures exchange, NYSE Liffe US, is subject to extensive regulation by the CFTC under the Commodity Exchange Act (which is referred to in this document as the "CEA"). The CEA generally requires that futures trading conducted in the United States be conducted on a commodity exchange designated as a contract market by the CFTC, subject to limited exceptions. It also establishes that non-financial criteria for an exchange be designated to list futures and options contracts. Designation as a contract market for the trading of specified futures contracts is non-exclusive. This means that the CFTC may designate additional exchanges as contract markets for trading in the same or similar contracts. As a DCM, NYSE Liffe US is an SRO that has instituted detailed rules and procedures to comply with the "core principles" applicable to it under the CEA. NYSE Liffe US also has surveillance and compliance operations and procedures performed in part by the National Futures Association, as NYSE Liffe US's compliance service provider, to monitor and enforce compliance with its rules. Holdco expects that NYSE Liffe US will be periodically reviewed by the CFTC with respect to the fulfillment of NYSE Liffe US's self-regulatory programs in these areas.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 imposes a stringent set of corporate governance, reporting and other requirements on both U.S. and non-U.S. publicly listed companies. Significant resources are necessary for issuers to come into and remain in compliance with the requirements of the Sarbanes-Oxley Act, which has had an impact on the ability of NYSE Euronext's, and may continue to have an impact on the ability of NYSE Euronext's and Holdco's U.S. exchanges, to attract and retain listings. Non-U.S. issuers may choose to list with non-U.S. securities exchanges exclusively without a secondary listing in the United States because they perceive the U.S. regulatory requirements and the U.S. litigation environment as too cumbersome and costly, and the number of U.S. companies that have chosen to do so has increased in recent years. At the same time, both U.S. and non-U.S. companies are increasingly seeking to access the U.S. capital markets through private transactions that do not involve listing on a U.S. exchange, such as through Rule 144A transactions directed exclusively to mutual funds, hedge funds and other large institutional investors. The SEC and the Public Company Accounting Oversight Board have taken steps to address some of these concerns through initiatives that include revisions to the rules relating to internal control over financial reporting established under Section 404 of the Sarbanes-Oxley Act, rules that facilitate the delisting and deregistration of securities issued by some non-U.S. companies and rules that exempt some non-U.S. companies from U.S. GAAP reconciliation requirements. It is unclear whether U.S. or non-U.S. companies will exhibit greater interest in accessing the U.S. public markets as a result of these changes. Moreover, the rules facilitating a non-U.S. company's ability to delist its securities and exit the U.S. public company reporting system may make it more difficult for Holdco to retain listings of non-U.S. companies and may diminish the perception of Holdco's U.S. exchanges as premier listing venues, which could adversely affect Holdco's business, financial condition and results of operations.

Dodd-Frank Wall Street Reform and Consumer Protection Act

More recently, another significant piece of regulatory legislation was enacted, the Dodd-Frank Wall Street Reform and Consumer Protection Act (which is referred to in this document as the "Dodd-Frank Act"), which could make it difficult for Holdco's U.S. exchanges to compete with non-U.S. exchanges for the secondary listings of non-U.S. companies and adversely affect its competitive position. Few provisions of the Dodd-Frank Act became effective immediately upon signing and many of its provisions require the adoption of regulations by various U.S. federal agencies and departments. Furthermore, the legislation contains substantial ambiguities, many of which will not be resolved until regulations are adopted. As a result, it is difficult to predict all of the effects that the legislation will have on Deutsche Börse Group and NYSE Euronext, although it is expected to impact their businesses in various ways. For instance, NYPC, NYSE Euronext's joint venture derivatives clearing organization, could become subject to heightened prudential standards to be adopted by the FTC as well as to the Federal Reserve's back-up authority to regulate financial market utilities that are primarily regulated by the SEC CFTC, if NYPC is designated as systemically important. In addition, other Deutsche Börse and NYSE Euronext subsidiaries that are currently regulated in their home jurisdictions abroad could be required to register with U.S. regulatory authorities and be subject to overlapping regulation. The Dodd-Frank Act requires the SEC and CFTC to adopt position limits on the trading of certain futures, swap and security-based swap products that may trade today or in the future on the exchanges owned by Deutsche Börse and/or NYSE Euronext. Such position limits could cause market participants to change their trading behavior and could result in Deutsche Börse Group and NYSE Euronext experiencing a loss of transaction-based revenue. The Dodd-Frank Act creates alternative trading venues for certain derivatives which could potentially result in the migration of certain contracts away from existing futures exchanges and onto these newly established execution facilities. The Dodd-Frank Act also provides regulators, such as the SEC, with enhanced examination and enforcement authorities, which could result in Deutsche Börse Group's and NYSE Euronext's regulated subsidiaries incurring increased costs to respond to examinations or other regulatory inquiries.

Financial Reform

Uncertainties arise in the context of financial reform and the cash and derivatives businesses in Europe, where the European Commission's public consultation on a Regulation on OTC derivatives central counterparties

and trade repositories (formerly, the European Market Infrastructure Regulation concluded on July 9, 2010.) Deutsche Börse, NYSE Euronext and over two hundred other parties responded with detailed written submissions. The European Commission's aim is to achieve political agreement (by the Member States and the European Parliament) by the end of 2011. This would enable EMIR to be implemented in 2012, in line with the G20 timetable. The current emphasis in EMIR is on mandating Central Counterparty (which is referred to in this document as "CCP") clearing for "eligible" OTC Contracts. However, detailed discussion continues about regulatory standards for CCPs in general and there are risks of potentially burdensome and costly operational requirements being imposed on CCPs. In addition threats exist to the current zero risk weighting of collateral lodged with CCPs. The European legislative process has not yet been completed and may, depending on its outcome, impact Deutsche Börse Group's and NYSE Euronext's European businesses. There are also changes planned for the domestic regimes in Europe. On July 26, 2010, the UK Government announced its plans for reforming the UK regulatory regime, to involve the abolition of the FSA and its replacement with two separate regulators, one covering prudential risks and the other conduct of business matters. This would mean that, from 2013, Holdco's London trading market of NYSE Liffe would be overseen by a new regulator, the Financial Conduct Authority, whereas Holdco's London-based clearing activities would be regulated by the Prudential Regulation Authority, a new subsidiary of the Bank of England. All of these changes could affect Holdco's business in the future.

Supervision of Holdco and its Subsidiaries at the Group Level

Regarding group-wide supervision of Holdco, it has not yet been decided which regulator or regulators will exercise supervision. However, there will be no change in the regulatory landscape at the level of Holdco's subsidiaries due to the combination as such as the seat of residence of these entities will remain unchanged. Thus, for instance Deutsche Börse and its regulated subsidiaries in Germany will remain to be regulated by the relevant German supervisory authorities, and NYSE Euronext and its U.S. subsidiaries, as well as the U.S. entities of Deutsche Börse Group, will remain to be regulated by the SEC.

The Delaware Trust and the Dutch Foundation

In connection with obtaining regulatory approval of the combination in 2007 of NYSE Group, Inc. and Euronext N.V., NYSE Euronext implemented certain special arrangements consisting of two standby structures, one involving a Dutch foundation (*stichting*) and one involving a Delaware trust. The Dutch foundation is empowered to take certain actions to mitigate the effects of any material adverse change in U.S. law that has an "extraterritorial" impact on non-U.S. issuers listed on Euronext markets, non-U.S. financial services firms that are members of Euronext markets or holders of exchange licenses with respect to the Euronext markets. The Delaware trust is empowered to take certain actions to mitigate the effects of any material adverse change in European law that has an "extraterritorial" impact on the non-European issuers listed on NYSE Group securities exchanges, non-European financial services firms that are members of any NYSE Group securities market or holders of exchange licenses with respect to the NYSE Group securities exchanges.

If a material adverse change in law occurs with respect to a Euronext market or a NYSE Group securities exchange (which is referred to in this section as an "affected subsidiary") and continues after certain cure periods, the board of trustees of the Delaware trust (in the case where the affected subsidiary is a NYSE Group securities exchange) or the board of directors of the Dutch foundation (in the case where the affected subsidiary operates a Euronext market), as applicable, may exercise certain remedies which may include, subject to certain conditions and requirements (including cure periods), (1) the delivery of confidential or public and non-binding or binding advice to Euronext N.V. or NYSE Group, as applicable, and NYSE Euronext with respect to the affected subsidiary; (2) the assumption of certain limited management responsibilities of NYSE Group or its subsidiaries or Euronext or its subsidiaries, as applicable, with respect to the affected subsidiary; (3) the exercise of a call option on priority shares or preference shares which hold special approval or initiative rights on certain matters with respect to NYSE Group, Euronext, or any of their subsidiaries; and (4) the exercise of a call option on a majority of the ordinary or common shares of NYSE Group, Euronext N.V. or any of their respective affected subsidiaries.

However, such remedies may be imposed only if and to the extent that such remedy (1) mitigates the effects of any change in law so that such change ceases to be a material adverse change of law and (2) is the least intrusive remedy available. In addition, prior to the exercise of a call option, the board of directors of the Dutch foundation or the board of trustees of the Delaware trust, as applicable, must first determine that no other remedy can mitigate the effect of the material adverse change of law and must satisfy certain other requirements. If and when any of the conditions of a material adverse change of law cease, any and all remedies will be immediately unwound.

DESCRIPTION OF THE SHARES OF HOLDCO

The following is a description of the material terms of the shares of Holdco. You should also refer to the form of Holdco's articles of association, and the applicable provisions of Dutch law. The form of Holdco's articles of association and Holdco's Rules for the Board of Directors that will be in effect as of the completion of the combination subject to further changes for obtaining the required regulatory approvals are attached as Annex B and C, respectively, to this document. It is possible, however, that these forms will change in connection with obtaining the required regulatory approvals for the combination.

Capital Increase of a Dutch Public Limited Liability Company

Under Dutch law, the authorized share capital (*maatschappelijk kapitaal*) is the maximum amount of capital for which shares in a Dutch public limited liability company (*naamloze vennootschap*) can be validly issued. A Dutch public limited liability company may therefore only issue shares up to the aggregate amount of its authorized share capital as stipulated in its articles of association. Conceptually "authorized share capital" under Dutch law differs from the share capital (Grundkapital) of a German public limited liability company (*Aktiengesellschaft*), which consists of the issued shares. Furthermore, the authorized share capital of a Dutch public limited liability company is not to be mistaken for the term "authorized capital" (*Genehmigtes Kapital*) for a German public limited liability company and does not entail an authorization for the management board to issue new shares.

The authority to issue new shares in a Dutch public limited liability company is vested in the general meeting of shareholders. However, Dutch law provides that the general meeting of shareholders may delegate the authority to issue new shares to the management board.

Dutch law provides that at all times at least 20% of the authorized share capital must be issued (*geplaatst*) and that shares must be paid up (*worden volgestort*) immediately upon issuance.

Any increase of a Dutch public limited liability company's issued share capital (*geplaatst kapitaal*) exceeding its authorized share capital, requires a prior increase of the authorized share capital by way of an amendment of the articles of association to be adopted by the general meeting of shareholders. Such amendment of the articles of association is effected by the subsequent execution of a notarial deed of amendment before a Dutch civil law notary. Typically, the general meeting of shareholders will in its resolution authorize a Dutch civil law notary, a deputy or notarial assistant of the Dutch civil law notary to execute such deed of amendment.

If shares are to be issued by a Dutch public limited liability company resulting in the issued share capital to exceed the authorized share capital, the following legal actions may be taken:

- First, the general meeting of shareholders shall adopt a resolution to amend the articles of association to increase the authorized share capital.

- Furthermore, the general meeting of shareholders shall resolve to issue new shares subject to the condition precedent of the amendment of the articles of association becoming effective, or will delegate the authority to issue new shares to the management board. The latter option may be useful if at the time of the resolution of the general meeting of shareholders, the exact number of shares to be issued is yet to be determined, which in the case at hand is, among others, dependent on the number of Deutsche Börse shares that have been tendered in the exchange offer. In this case, the issuance of new shares will be decided by the management board, and such resolution is again subject to the condition precedent of the amendment of the articles of association increasing the authorized share capital becoming effective.

- Pursuant to the resolution of the general meeting of the shareholders or the management board, as the case may be, to issue new shares, the company and the respective subscriber of the new shares will execute a deed of issuance of shares, which will also be subject to the condition precedent of the amendment of the articles of association increasing the authorized capital becoming effective.

- As a final step, the deed of amendment of the articles of association of the company regarding the increase of the authorized share capital will be executed, thus giving effect to amendment of the articles of association, the resolution of the general meeting of shareholders, or the management board resolution, as the case may be, to issue new shares as well as the deed of issuance and thereby the issuance of the new shares.

As described below in section "— Issuance of Holdco Shares for the Completion of the Exchange Offer and the Merger", the Holdco shares which are required as consideration for the exchange offer respectively in the context of the merger will be issued in accordance with this procedure. Because of the legal requirement that at least 20% of the authorized share capital must be issued and paid up immediately, and taking into account the number of Holdco shares to be issued, the increase of the authorized share capital required for the issuance of shares will have to become effective only immediately before the issuance of the shares itself.

Current Authorized and Issued Share Capital

As of the date of its incorporation on February 10, 2011, Holdco's authorized share capital amounted to €225,000, consisting of 180,000 ordinary shares with a nominal value of €1.00 per share and 45,000 D shares with a nominal value of €1.00 per share (referred to as "D Shares" hereinafter). Ordinary shares and D Shares can only be issued in registered form. As of the date of this document, Holdco's issued share capital amounts to €45,000, consisting of 45,000 D shares with a nominal value of €1.00 per share. All of Holdco's issued shares are fully paid up.

Issuance of Holdco Shares for the Completion of the Exchange Offer and the Merger

On May 2, 2011, Holdco's general meeting of shareholders resolved to amend Holdco's articles of association and to increase its authorized share capital from €225,000 to €1,000,000,000 consisting of 500,000,000 ordinary shares with a nominal value of €1.00 per share (referred to as Holdco shares in this document) and 500,000,000 preference shares with a nominal value of €1.00 per share. In the resolution to increase the authorized share capital each (deputy) civil law notary or notarial assistant of Linklaters LLP in Amsterdam was authorized, each as sole signatory, to execute the amendment of the articles of association. The notarial deed of amendment is to be executed upon request of Holdco as soon as the conditions for the completion of the exchange offer are fulfilled.

By shareholders' resolution on May 2, 2011, Holdco's general meeting has further resolved to authorize the Holdco board of directors for a period of five years from the date such resolution has been adopted to issue, or grant rights to subscribe for, Holdco shares, and to exclude or restrict preemption rights in respect of Holdco shares issued pursuant to its authority to issue such shares. The authority for the Holdco board of directors to issue, or grant rights to subscribe for, Holdco shares is limited to the aggregate of:

- such number of Holdco shares as is required to fulfill its obligations under the exchange offer, the merger and several other measures in connection with the combination; and

- an additional 100,000,000 Holdco shares.

The aforementioned resolution also entails the authority to issue preference shares as described in detail below in section "— Preference Shares".

The current sole shareholder of Holdco, the Stichting Alpha Beta Netherlands, has agreed in the context of the above resolutions of the general meeting not to withdraw these resolutions without consent of Holdco.

On the basis of the above resolutions of the general meeting Holdco is enabled to fulfill its obligations to deliver Holdco shares, including the Holdco offer shares, under the exchange offer and the merger without further resolutions or other action being required from Holdco's general meeting of shareholders.

The issuance of these Holdco shares in accordance with the actions set forth in section "— Capital Increase of a Dutch Public Limited Liability Company" above will be effected as follows:

- After satisfaction of all prerequisites for the completion of the exchange offer, the Holdco board of directors will, pursuant to its delegated authority to issue shares, resolve to issue such number of Holdco shares as is required to fulfill the obligation to deliver Holdco shares under the exchange offer and the merger. This resolution will be subject to the condition precedent that Holdco's authorized share capital is increased by way of the amendment of its articles of association becoming effective.

- Holdco will then in combination with the subscribers, i.e. Deutsche Bank AG as central settlement agent and exchange escrow agent for the Deutsche Börse shareholders accepting the exchange offer and the escrow agent (to be named) for the NYSE Euronext shareholders in connection with the merger, enter into one or more deeds of issuance regarding the issuance of the respective Holdco shares which will also be subject to the condition precedent that Holdco's authorized share capital is increased by way of the amendment of its articles of association becoming effective.

- Finally, Holdco will, in accordance with the requirements of the resolution of the general meeting to increase the authorized share capital, instruct the civil law notary, his deputy or notarial assistant of Linklaters LLP in Amsterdam to execute the notarial deed of amendment of the Holdco articles of association, thereby giving effect to the amendment of the articles of association regarding the increase of the authorized capital and, at the same time, to the board resolution to issue the Holdco shares as well as the deed or deeds of issuance of Holdco shares.

Ordinary shares and preference shares can only be issued in registered form. The ordinary shares will be embodied in one or more global share certificates, deposited with the relevant securities depository. A securities depository is not determined yet. Possibly, there will be two securities depositories for purposes of the settlement of Holdco shares. Thus, it is possible that there will be one central securities depository in respect of the global share certificate for the Holdco shares to be admitted to trading on the Frankfurt Stock Exchange and Euronext in Paris and another central securities depository in respect of the Holdco shares admitted to trading on the New York Stock Exchange. No share certificates will be issued in respect of preference shares.

The Holdco offer shares as well as the Holdco shares required for the merger will be issued for onward delivery through the custody banks system, in accordance with their regular settlement procedures for equity securities, to the Custodian Banks and any other intermediary custodian for credit to securities accounts of the shareholders of Deutsche Börse who validly tendered and did not effectively withdraw their Deutsche Börse shares in the exchange offer and the securities accounts of the NYSE Euronext stockholders. These newly issued Holdco shares are issued against contribution in kind consisting of tendered Deutsche Börse shares and NYSE Euronext shares.

The Holdco shares, including the Holdco offer shares, will be freely transferable and capable of being encumbered with a right of pledge or usufruct. The Holdco offer shares will have full dividend rights since the incorporation of Holdco on February 10, 2011.

Preference Shares

Pursuant to the resolution by the general meeting of Holdco's shareholders which was adopted on May 2, 2011, the Holdco board of directors is also designated as the competent corporate body to issue preference shares. The authority for the Holdco board of directors to issue, or grant rights to subscribe for, preference shares is in the aggregate limited to such number as shall not exceed the lower of (1) the maximum number of unissued preference shares forming part of the authorized share capital of Holdco and (2) a number of preference shares with an aggregate nominal amount equal to the aggregate nominal amount of the outstanding Holdco shares at the time of the relevant issue of preference shares. At the date of this document, the Holdco board has not made use of such power and currently does not intend to make use of it.

Preference shares may in the future and in specific circumstances only be issued by Holdco to an independent entity, which will most likely be a Dutch foundation (*stichting*). The preference shares may be issued only with the objective of safeguarding the interests of Holdco, its businesses and the interests of shareholders and other stakeholders involved, from acquisitions of Holdco shares which could jeopardize Holdco's independence, continuity or (corporate) identity, including in particular an unsolicited attempt to achieve a change of control over or management of Holdco. An issue of preference shares, or the ability of Holdco to issue preference shares in the future, may have the effect of preventing, discouraging or delaying an unsolicited attempt to achieve a change of control or management and may enhance the ability of the Holdco board of directors to review and consider any proposals or actions of a bidder and/or any alternative courses of action. Holdco's articles of association will provide that within 24 months following the day of issuance of preference shares, a general meeting of shareholders shall be held to consider the repurchase or cancellation of the Holdco preference shares. If the general meeting of shareholders does not resolve to repurchase or cancel the preference shares, then each 12 months after the last general meeting of shareholders at which such resolution was on the agenda, a general meeting of shareholders shall be held to consider the repurchase or cancellation of the preference shares, until no preference shares remain outstanding.

D Shares

It is contemplated that on or about the same date as the issue of Holdco shares as described above, immediately after the issuance of such shares, the D shares will be cancelled or repurchased and subsequently cancelled by Holdco.

Unlike the Holdco shares, the D shares can be cancelled against repayment of their nominal value. The D shares have only limited dividend rights.

Except as described above, there have been no changes in Holdco's share capital since Holdco's incorporation on February 10, 2011.

Issued Share Capital after Completion of the Combination

Holdco expects that, immediately following the completion of the combination, there will be approximately 320.2 million ordinary shares issued, assuming that all of the outstanding Deutsche Börse shares are exchanged in the exchange offer.

Holdco further expects that, immediately following the completion of the combination, there will be no preference shares outstanding.

Transfer of Holdco Shares and the Preference Shares

The Holdco shares and preference shares will be freely transferable and capable of being encumbered with a right of pledge or usufruct. A transfer of non-listed ordinary shares or preference shares will require a written instrument and, if Holdco is not a party thereto followed either by Holdco's written acknowledgement of such transfer or service of (a true copy of) the relevant transfer instrument in accordance with Dutch law. Shares listed on the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris and any other stock exchange where Holdco shares or depository receipts of Holdco shares are listed, will be transferred in accordance with the applicable laws.

Shareholders Register

Following the completion of the combination, a register of shareholders will be maintained by or on behalf of Holdco, which will be regularly updated. The register may, in whole or in part, be kept in more than one copy and at more than one address. Part of the register of shareholders may be kept outside of the Netherlands in order

to comply with applicable foreign statutory provisions or rules of the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris and any other stock exchange where Holdco shares or depositary receipts of Holdco shares are listed.

Issuance of Shares

Holdco's articles of association provide that Holdco may issue shares, or grant rights to subscribe for shares, pursuant to a resolution of Holdco's general meeting of shareholders. Holdco's articles of association further provide that Holdco's general meeting of shareholders may delegate the authority to issue shares, or grant rights to subscribe for shares, to another corporate body. Pursuant to Holdco's articles of association and Dutch law, the period of delegation may not exceed five years, but may be renewed by a resolution of Holdco's general meeting of shareholders for periods of up to five years. If not otherwise stated in the resolution approving the delegation, the delegation of the authority to issue shares, or to grant rights to subscribe for shares, is irrevocable. The resolution delegating the authority to issue shares, or to grant rights to subscribe for shares, must specify the number of shares which may be issued as well as the class of shares.

Shares may in principle not be issued at less than their nominal value. No resolution is required for an issue of shares pursuant to the exercise of a previously granted right to subscribe for such shares.

Preemption Rights

Dutch law and Holdco's articles of association generally give Holdco's shareholders preemption rights to subscribe on a pro rata basis for any issue of new ordinary shares or, upon a grant of rights, to subscribe for ordinary shares. Exceptions to these preemption rights include (1) the issue of ordinary shares issued against non-cash contributions, (2) the issue of ordinary shares to Holdco's employees or the employees of a group company as defined in Section 2:24b of the Dutch Civil Code, (3) the issue of shares to persons exercising a previously granted right to subscribe for shares and (4) the issue of preference shares. Holders of preference shares will have no right of preemption on ordinary shares or preference shares.

A shareholder has the legal right to exercise preemption rights for at least two weeks after the date of the announcement of the issue or grant. Holdco will announce any issuance of shares with rights of preemption and the period of time within which such rights of preemption may be exercised in the Dutch Government Gazette (*Staatscourant*) and in a nationally distributed newspaper, unless the announcement is made to all holders of shares in writing to the address provided by each of them, and furthermore in such other manner as may be required to comply with the rules of the New York Stock Exchange, the Frankfurt Stock Exchange, Euronext Paris and any other stock exchange where Holdco shares or depositary receipts of Holdco shares are listed. However, Holdco's general meeting of shareholders, or the Holdco board of directors if so designated by Holdco's general meeting of shareholders, may exclude or restrict preemption rights. A resolution by Holdco's general meeting of shareholders to delegate to the Holdco board of directors the authority to exclude or restrict preemption rights requires a majority of at least two-thirds of the valid votes cast at the general meeting of shareholders if less than half of the Holdco's issued share capital is present or represented. A majority is sufficient if more than half of the Holdco's issued share capital is present or represented. If not otherwise stated in the resolution to delegate, the delegation is irrevocable. A resolution by Holdco's general meeting of shareholders to delegate the authority to exclude or restrict preemption rights can only be adopted upon a proposal from its board of directors, must be for a fixed period not exceeding five years and is only possible if the Holdco board of directors is also authorized to issue shares. If Holdco's general meeting of shareholders has not delegated this authority to the Holdco board of directors, Holdco's general meeting of shareholders is the corporate body authorized to restrict or exclude preemption rights.

Reduction of Share Capital

The general meeting of shareholders may resolve to cancel shares or to otherwise decrease Holdco's share capital subject to and in accordance with Dutch law, provided that pursuant to Holdco's articles of association as

will be in effect following completion of the combination, a resolution to reduce Holdco's issued capital can only be adopted at the proposal of the Holdco board of directors, and provided that a resolution to cancel shares can relate only to shares held in treasury or preference shares (regardless of whether they are held in treasury). Any reduction of Holdco's share capital by way of a decrease of the nominal value of shares without repayment of capital must be made pro rata to all shares of the same class. Such pro rata requirement may be waived if all shareholders of that class so agree.

A resolution in respect of a capital reduction requires a majority of at least two-thirds of the votes cast, if less than half the issued capital is present or represented at the relevant general meeting of shareholders. If there are different classes of shares in issue, a resolution to reduce Holdco's share capital requires a prior or simultaneous resolution of approval by holders of at least two-thirds of shares of each class whose rights are prejudiced. The resolution in respect of capital reduction will be filed with the Trade Register of the Chamber of Commerce in Amsterdam and the same will be announced in a daily newspaper with national circulation in the Netherlands. Within two months after such announcement, any creditor may, by filing a petition with the competent court, object to the resolution, stating the security requested by such creditor for claims against Holdco. Unless the court decides otherwise, Holdco must provide security for, or otherwise guarantee, the satisfaction of such claims, failing which the objection will be upheld. This will not apply if the payment of the creditor's claims is sufficiently secured or if Holdco's financial condition provides sufficient security that the claims will be satisfied, nor is security required if Holdco reduces its share capital on account of losses incurred, to an amount which is not less than the value of Holdco's equity capital. A resolution in respect of a capital reduction will not take effect as long as any objection may be instituted during the aforementioned two-month period. If an objection is instituted in a timely fashion, the resolution will take effect only upon the withdrawal of the objection or upon a court order setting aside the objection. If Holdco reduces its share capital on account of losses incurred to an amount which is not less than the value of Holdco's equity capital, the resolution will have immediate effect (unless the resolution provides otherwise).

Acquisition of Own Shares

Holdco may acquire its own shares subject to and in accordance with the limits prescribed by Dutch law provided that (1) the nominal value of the shares Holdco and Holdco's subsidiaries hold at any time, in ownership or pursuant to a right of pledge, will not exceed 50% of Holdco's issued share capital and (2) Holdco's distributable reserves are at least equal to the purchase price. Subject to such threshold, Holdco may acquire fully paid shares at any time for no consideration (*om niet*). An acquisition of Holdco shares for value can only be effected if the general meeting of shareholders has so authorized the Holdco board of directors, which authorization will remain valid for a maximum period of 18 months and must specify the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. Authorization is generally not required for the acquisition of shares in order to transfer them to Holdco's employees or the employees of a group company. The actual acquisition may only be effected by a resolution of the Holdco board of directors.

Neither Holdco nor Holdco's subsidiaries may vote shares held by Holdco and/or Holdco's subsidiaries or in respect of which Holdco and/or Holdco's subsidiaries are a pledgee or usufructuary. Such shares may also not be counted for quorum purposes.

It is expected that prior to the completion of the combination, Holdco's general meeting of shareholders will authorize the Holdco board of directors to acquire fully paid-up ordinary shares and preference shares in Holdco's own capital, which authorization will be valid for a period of eighteen months from the date of the resolutions under the following conditions:

- the acquisition price of ordinary shares will be between an amount equal to the nominal value of the ordinary shares and an amount equal to 110% of the average market price of these shares on the stock markets of the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris (the

market price being the average of the closing price on each of the 30 consecutive days of trading preceding the three days prior to the date of repurchase);

- the acquisition price of preference shares will be the nominal value of such preference shares; and
- the number of shares that may be acquired is limited by the maximum number of shares that Holdco is allowed to repurchase and hold at any moment in accordance with current or future legislation and Holdco's articles of association.

General Meeting of Shareholders and Voting Rights

Holdco's annual general meeting of shareholders must be held within six months after the end of each fiscal year. An extraordinary general meeting of shareholders may be held as often as is deemed necessary by the Holdco board of directors or chief executive officer.

Shareholders representing alone or in aggregate at least one-tenth of Holdco's issued share capital may request that a general meeting of shareholders be convened, and any such request must set out in detail the matters to be considered.

The notice convening any general meeting of shareholders must include an agenda indicating the items for discussion, as well as any proposals for the agenda. Following the completion of the combination, shareholders holding at least 1% of Holdco's issued share capital or shares representing a value of at least €50,000,000 may submit proposals for the agenda. Provided Holdco receives such proposals no later than the 60th day before the date of the general meeting of shareholders, and provided that no significant interest opposes such request, Holdco will have the proposals included in the notice for the meeting.

General meetings of shareholders will be held in the Netherlands in Amsterdam, at Schiphol Airport (municipality of Haarlemmermeer, the Netherlands), other territories of the municipality of Haarlemmermeer, the Netherlands or in any other municipality in the Netherlands. Each share confers the right to cast one vote on the holder of the same. Except where Holdco's articles of association or Dutch law prescribe otherwise, all resolutions are passed by a simple majority of the votes cast, without a quorum being required. The rights to vote attached to Holdco shares held by a shareholder in excess of certain ownership limitations will be suspended. See "Description of the Shares of Holdco — Ownership and Voting Limits in Holdco Articles of Association."

Except for certain resolutions as described in this document, there is no attendance quorum at a general meeting of shareholders. Pursuant to Holdco's articles of association, holders of registered shares wishing to attend any general meeting of shareholders (and to vote thereat) are required to express their intention to do so to Holdco in writing no later than the time and place mentioned in the notice. The rights to attend general meetings of Holdco shareholders attached to Holdco shares held by a shareholder in excess of certain ownership limitations will be suspended. See "Description of the Shares of Holdco — Ownership and Voting Limits in Holdco Articles of Association."

Following execution of the first deed of amendment, general meetings of shareholders can be convened by the Holdco board of directors by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued at least 42 days before the meeting. All convocations, announcements, notifications and communications to shareholders must be made in accordance with the relevant provisions of Dutch law. Holdco's articles of association stipulate that a general meeting of shareholders shall be convened by electronic means of communication which are directly and permanently accessible until the meeting (for example, by placing it on its website) and furthermore in such other manner as may be required to comply with any applicable rules of the New York Stock Exchange, the Frankfurt Stock Exchange and any other stock exchange where Holdco shares or depositary receipts of shares are listed. The convocation and other notices may also occur by means of sending an electronically transmitted legible and reproducible message to the address of those shareholders which consented to this method of notice. As a prerequisite to attending the general meeting

of shareholders and, to the extent applicable, casting of votes, the shareholders will be obliged to inform the Holdco board of directors in writing within the time frame mentioned in the convening notice and such notice must be received by the Holdco board of directors on the day mentioned in the convening notice. The Holdco board of directors will set a record date on the 28th day prior to the date of the general meeting of shareholders.

Natural and legal persons will be entered in the German or U.S. share register as shareholders with voting rights, so long as the holder submits to Holdco an application for registration containing the holder's name, nationality or registered office and address and an explicit declaration that the holder has acquired the registered shares in its own name and for its own account.

Trustees and nominees will be entered as shareholders with voting rights upon application and provided that they have executed an agreement with Holdco in which the restrictions on entry in the share register and the trustee or nominee's duty to report to Holdco regarding persons who hold shares through the trustee or nominee are defined. No one trustee or nominee may be entered as a shareholder with voting rights in respect of more than 5% of the shares issued. Shares held through a trustee or nominee that exceed the limit or for which no agreement exists will be registered without voting rights. The 5% limit on voting rights does not apply to securities clearing organizations such as the DTCC. As such, any shares held through DTCC will be afforded full voting rights.

Dividends

General

Under Dutch law distributions on shares may only be made up to an amount equal to the part of the company's equity that exceeds the aggregate of the issued capital and the reserves, which must be maintained pursuant to the laws of the Netherlands.

Any final distribution of profits may only be made after the adoption of Holdco's own (*i.e.* non-consolidated) annual accounts of the preceding year, which will be used as the basis for determining if the distribution of profits is legally permitted.

A Dutch public limited liability company is allowed to pay interim dividends on its shares only if its articles of association so permit and only if the requirement set out above is met as evidenced by an interim statement of assets and liabilities relating to the condition of such assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute interim dividend is made public.

Pursuant to Holdco's current articles of association and its articles of association following completion of the combination, a claim of a shareholder for payment of a distribution on shares will be barred after five years have elapsed from the date such payment became due. Any funds not distributed due to a claim for such distribution being barred will be added to Holdco's Reserves, without a resolution being agreed.

The rights to receive dividends and other distributions attached to Holdco shares held by a shareholder in excess of certain ownership limitations will be suspended. See "Description of the Shares of Holdco — Ownership and Voting Limits in Holdco Articles of Association."

Dividend Restrictions and Payment Mechanics

According to Holdco's articles of association to be in effect following completion of the combination, a preferred dividend is to be paid on each outstanding preference share (if any) out of the profits earned in a financial year. If in a financial year, no profit is made or the profits are insufficient to allow the distribution, the deficit will be paid at the expense of the profits earned in the following financial years or, if possible, at the expense of any freely distributable reserve of Holdco. After this dividend is paid, the Holdco board of directors will, in its sole discretion, determine which part of the profits remaining will be reserved. The allocation of

profits remaining on the Holdco shares will be determined by the general meeting of the shareholders provided that no further distributions will be made on the preference shares.

Holdco will pay any dividends or other cash distributions through customary procedures of the clearing systems.

As of the date of the publication of this document, no paying and depository agent has been determined.

Amendment of Articles of Association, Dissolution and Liquidation

Resolutions of Holdco's general meeting of shareholders to amend its articles of association, or to dissolve, to transform, to merge or to demerge Holdco may only be taken at the proposal of the Holdco board of directors and provided that any such resolution may be taken with a majority of more than two-thirds of the votes validly cast at a meeting for which no quorum requirements apply.

For so long as Holdco controls, directly or indirectly, any U.S. regulated subsidiary (as defined below – see "Description of the Shares of Holdco — Ownership and Voting Limits in Holdco Articles of Association"), before any amendment to any provision of the Holdco articles of association may become effective, it must be submitted to the board of directors of each U.S. regulated subsidiary. If any or all of such boards of directors determine that such amendment must be filed with, or filed with and approved by, the SEC before it may be effective under Section 19 of the Exchange Act, then such amendment will not be effective until filed with, or filed with and approved by, the SEC, as applicable.

For so long as Holdco controls, directly or indirectly, any European market subsidiary (as defined below – see "Description of the Shares of Holdco — Ownership and Voting Limits in Holdco Articles of Association"), before any amendment to any provision of the Holdco articles of association may become effective, it must be submitted to the board of directors of each European market subsidiary. If any or all of such boards of directors determine that such amendment must be filed with, or filed with and approved by, a European regulator before it may be effective under European exchange regulations, then such amendment will not be effective until filed with, or filed with and approved by the relevant European regulators.

After Holdco's dissolution, the liquidation will be conducted by the Holdco group chief executive officer and during such liquidation the provisions of Holdco's articles of association will remain in full force and effect to the greatest extent possible. Any surplus of the liquidation remaining after settlement of all debts and liabilities will be first be paid to the holders of preference shares; any surplus remaining thereafter will be paid to the holders of Holdco shares on a pro rata basis.

Ownership and Voting Limits in Holdco Articles of Association

NYSE Euronext and Deutsche Börse own several regulated entities located in the United States and in various jurisdictions in Europe, and, as a result, they and certain of their subsidiaries are subject to limitations and requirements relating to the ownership and voting of their capital stock. In connection with the completion of the business combination, Holdco will become subject to certain of these limitations and requirements. The description below is based on the current understanding of Holdco, NYSE Euronext and Deutsche Börse regarding the limitations and requirements that will apply to Holdco, including the limitations and requirements that will appear in the Holdco articles of association in effect after the combination. It is possible, however, that there may be changes in connection with obtaining the required regulatory approvals for the combination.

The Holdco articles of association will, effective as of the completion of the exchange offer and the merger, incorporate certain limitations on concentration of ownership and voting power of Holdco shares. Specifically, under the articles of association:

- no person, either alone or together with its related persons, may beneficially own Holdco shares entitling the holder(s) thereof to cast votes representing in the aggregate more than 40% of all votes that may be cast on any matter. However, a 20% ownership limitation would apply, instead of a 40% ownership limitation, to any person who is a "member" of New York Stock Exchange LLC (as defined in the rules of New York Stock Exchange LLC), a "member" of NYSE Amex LLC (as defined in defined in Sections 3(a)(3)(A)(i), 3(a)(3)(A)(ii), 3(a)(3)(A)(iii) and 3(a)(3)(A)(iv) of the Exchange Act), an "ETP holder" of NYSE Arca Equities, Inc. (as defined in the NYSE Arca Equities rules of NYSE Arca, Inc.) an "OTP holder" or "OTP firm" of NYSE Arca, Inc. (each as defined in the rules of NYSE Arca, Inc.), a "member" of International Securities Exchange, LLC (as such term is defined in Section 3(a)(3)(A) of the Exchange Act), or a member of EDGA Exchange, Inc. or EDGX Exchange, Inc. (as such terms are defined in the rules of those entities, respectively). Any person that is a related person of any such member, ETP holder, OTP holder or OTP firm shall also be deemed to be member, ETP holder, OTP holder or OTP firm, as applicable, for purposes of the Holdco articles of association; and

- no person, either alone or together with its "related persons" (as defined below), will be entitled to vote or cause the voting of Holdco shares beneficially owned by such person or its related persons, in person or by proxy or through any voting agreement or other arrangement, to the extent such shares entitle the holder(s) thereof to cast more than twenty percent (20%) of all votes that may be cast on any matter, and no person, either alone or together with its related persons, may acquire the ability to vote more than 20% of the total number of votes entitled to be cast on any matter by virtue of agreements entered into by it with other persons not to vote outstanding Holdco shares.

"Related persons" will be defined for purposes of the Holdco articles of association to mean:

- any "affiliate" of such person (as such term is defined in Rule 12b-2 under the Exchange Act);

- any other person(s) with which such first person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of Holdco shares;

- in the case of a person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such person and, in the case of a person that is a partnership or a limited liability company, any general partner, managing member or manager of such person, as applicable;

- in the case of a person that is a "member organization" (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time), any member of New York Stock Exchange LLC that is associated with such person (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

- in the case of a person that is an OTP firm, any OTP holder that is associated with such person (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

- in the case of a person that is a natural person, any relative or spouse of such natural person, or any relative of such spouse who has the same home as such natural person or who is a director or officer of Holdco or any of its parents or subsidiaries;

- in the case of a person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable;

- in the case of a person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable;

- in the case of a person that is a member of New York Stock Exchange LLC, the "member organization" (as defined in the rules of New York Stock Exchange LLC) with which such person is

associated (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

- in the case of a person that is an OTP holder, the OTP firm with which such person is associated (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

- in the case of any person that is a member of International Securities Exchange, LLC, any broker or dealer with which such person is associated;

- in the case of any person that is a member of EDGA Exchange, Inc., the "person associated with a Member" or "associated person of a Member" (as defined in the rules of EDGA Exchange, Inc.); and

- in the case of any person that is a member of EDGX Exchange, Inc., the "person associated with a Member" or "associated person of a Member" (as defined in the rules of EDGX Exchange, Inc.).

The Holdco articles of association will provide that, in the event that any person(s) exceeds the ownership limitation, such person(s) will be required to offer for sale and transfer that number of Holdco shares necessary so that such person, together with its related persons, shall beneficially own a number of Holdco Shares that is in the aggregate amount no more than the ownership limitation amount. In addition, the rights to vote, attend general meetings of Holdco shareholders and receive dividends or other distributions attached to shares held in excess of the 40% ownership limitation (or 20% ownership limitation, if applicable) will be suspended for so long as the ownership limitation is exceeded. If such person(s) fails to comply with the transfer obligation within two weeks, then the Holdco articles of association will provide that Holdco will be irrevocably authorized to take actions on behalf of such person(s) in order to cause it to comply with such obligations.

In addition, the Holdco articles of association will provide if any person who is obligated to offer for sale and to transfer Holdco shares pursuant to the ownership limitation requests within two weeks after having become so obligated, that the value of the relevant Holdco shares be determined by an independent expert, such person will be obligated to sell the relevant Holdco shares on any stock exchange where Holdco shares are listed, and the value of such shares shall be determined by an independent expert to be appointed by such person and Holdco jointly. If such person and Holdco fail to reach agreement within five (5) business days after the request of such person to appoint an independent expert, either party may institute proceedings requesting the cantonal sector of the Court (*sector kanton van de rechtbank*) in Amsterdam to appoint an independent expert. For the purposes of this provision, it will be sufficient if the independent expert determines that the value of the transferred Holdco shares is equal to the price received for such Holdco shares by such person on any stock exchange where Holdco shares are listed. The expenses incurred in connection with the appointment and/or remuneration of the independent expert will be for the account of the person obligated to offer for sale and to transfer Holdco shares.

The Holdco articles of association will provide that in the event that any person(s) exceeds the voting limitation, Holdco will be required to disregard any votes purported to be cast in excess of the voting limitation amount. The voting limitations do not apply to a solicitation of a revocable proxy from a Holdco shareholder by or on behalf of Holdco or by any officer or director of Holdco acting on behalf of Holdco, or to a solicitation of a revocable proxy from a Holdco shareholder by any other Holdco shareholder in accordance with Regulation 14A under the Exchange Act. This exception, however, does not apply to certain solicitations by a shareholder pursuant to Rule 14a-2(b)(2) under the Exchange Act, which permits a solicitation made otherwise than on behalf of Holdco where the total number of persons solicited is not more than ten. In the event that a quorum is required pursuant to the laws of the Netherlands or the Holdco articles of association, Holdco shares held in excess of the voting limitation will not be counted as present at a general meeting of shareholders, and will not be counted as outstanding for purposes of determining whether there is a quorum, unless and only to the extent that the voting limitation has ceased to apply in accordance with the relevant provisions of the Holdco articles of association.

The ownership and voting limitations will apply to each person unless and until it has complied in full with each of the following obligations:

- such person has delivered to the Holdco board of directors a notice in writing, not less than forty-five (45) days (or such shorter period as the Holdco board of directors may expressly consent to) prior to the acquisition or voting of the Holdco shares, as applicable, of such person's intention, either alone or together with its related persons, to acquire, or to vote or cause the voting in person or by proxy or through any voting agreement or other arrangement, of Holdco shares in excess of the ownership or voting limitation, as applicable; and

- such person has obtained a written confirmation from the Holdco board of directors that (i) the Holdco board of directors has resolved to expressly permit such ownership or voting, (ii) such resolution has been filed with, and approved by, the SEC under Section 19(b) of the Exchange Act, and has become effective thereunder and (iii) such resolution has been filed with, and to the extent required, approved by, each "European regulator" (as defined below) having appropriate jurisdiction and authority.

Subject to its fiduciary obligations under applicable law, the Holdco board of directors shall not adopt any resolution to permit ownership or voting of Holdco shares in excess of the ownership limitation or the voting limitation unless the Holdco board of directors shall have determined that:

- the ownership of such shares, and the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, will not impair:

  o the ability of any U.S. regulated subsidiary (as defined below), Holdco, NYSE Group, Inc. (if and to the extent that NYSE Group, Inc. continues to exist as a separate entity) or International Securities Exchange Holdings, Inc. (if and to the extent that International Securities Exchange Holdings, Inc. continues to exist as a separate entity) to discharge their respective responsibilities under the Exchange Act and the rules and regulations thereunder;

  o the ability of any European market subsidiary (as defined below), Holdco or Euronext N.V. (if and to the extent that Euronext N.V. continues to exist as a separate entity) to discharge their respective responsibilities under European exchange regulations;

  o the SEC's ability to enforce the Exchange Act; or

  o the ability of the European regulators to enforce European exchange regulations;

- the ownership of such shares, and the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, is otherwise in the best interests of Holdco, its shareholders, the U.S. regulated subsidiaries and the European Market Subsidiaries;

- neither the person obtaining the waiver nor any of its related persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act);

- neither the person obtaining the waiver nor any of its related persons has been determined by a European regulator to be in violation of laws or regulations adopted in accordance with the European Directive on Markets in Financial Instruments applicable to any European market subsidiary requiring such person to act fairly, honestly and professionally;

- for so long as Holdco directly or indirectly controls NYSE Arca, Inc. or NYSE Arca Equities, Inc. or any facility of NYSE Arca, Inc., neither such person nor any of its related persons is an ETP holder of NYSE Arca Equities, Inc. or an OTP holder or OTP firm of NYSE Arca, Inc.;

- for so long as Holdco directly or indirectly controls New York Stock Exchange LLC or NYSE Market, Inc., neither such person nor any of its related persons is a member or member organization of New York Stock Exchange LLC;

- for so long as Holdco directly or indirectly controls NYSE Amex LLC, neither such person nor any of its related persons is a member of NYSE Amex LLC;

- for so long as Holdco directly or indirectly controls International Securities Exchange, LLC, neither such person nor any of its related persons is a member of International Securities Exchange, LLC;

- for so long as Holdco directly or indirectly controls EDGA Exchange, Inc., neither such person nor any of its related persons is an member of EDGA Exchange, Inc.; and

- for so long as Holdco directly or indirectly controls EDGX Exchange, Inc., neither such person nor any of its related persons is a Member of EDGX Exchange, Inc.

The Holdco articles of association will provide that, in making such determinations, the Holdco board of directors may impose such conditions and restrictions on such person and its related persons owning any Holdco shares entitling the holder(s) thereof to cast votes on any matter as the Holdco board of directors may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act, European exchange regulations and the governance of Holdco.

These provisions of the Holdco articles of association could delay or deter a change of control of Holdco, which could adversely affect the price of Holdco shares.

The Holdco articles of association will also provide that the Holdco board of directors has the right to require any person and its related persons that the Holdco board of directors reasonably believes to be subject to the voting or ownership restrictions summarized above, and any shareholder (including related persons) that at any time beneficially owns 5% or more of Holdco's outstanding shares, which ownership has not been reported to Holdco to provide to Holdco, upon the Holdco board of director's request, complete information as to all Holdco shares that such shareholder and its related persons beneficially own, as well as any other factual matter relating to the applicability of the ownership and voting limitations as may be reasonably requested.

"European regulator" will be defined for purposes of the Holdco articles of association to mean any of the Euronext College of Regulators, the Dutch Minister of Finance, the French Minister of the Economy, the French Financial Market Authority (*Autorité des Marchés Financiers*), the Netherlands Authority for the Financial Markets (*Autoriteit Financiele Markten*), the Belgian Banking, Finance, and Insurance Commission (*Commission Bancaire, Financière, et des Assurances*), the French Committee of Credit Establishments and Investment Undertakings (*Comité des Etablissements de Crédit et des Enterprises d'Investissement – CECEI*), the Portuguese Securities Market Commission (*Comissão do Mercado de Valores Mobiliários – CMVM*), the U.K. Financial Services Authority (*FSA*), or any other governmental securities regulator in any European country where Holdco or any "European market subsidiary" (as defined below) operates a "European regulated market" (as defined below), in each case only to the extent that it has authority and jurisdiction in the particular context.

"European market subsidiary" will be defined for purposes of the Holdco articles of association to mean any "market operator" (as defined by the European Directive on Markets in Financial Instruments 2004/39 EC) that is (1) owned by Euronext N.V. or Deutsche Börse AG as of the completion of the Combination and continues to be owned directly or indirectly by Holdco or (2) acquired by Euronext N.V. or Deutsche Börse AG after such completion; provided that the jurisdiction in which such European market subsidiary operates is represented in the Euronext College of Regulators and, in the case of clause (2), the acquisition of such entity shall have been approved by the Holdco board of directors.

"European regulated market" will be defined for purposes of the Holdco articles of association to mean each "regulated market" (as defined by the European Directive on Markets in Financial Instruments 2004/39 EC) in Europe that (1) is owned and operated by Euronext N.V. or Deutsche Börse AG and was owned and operated by Euronext N.V. or Deutsche Börse AG as of the completion of the Combination or (2) is formed or acquired by Euronext N.V. or Deutsche Börse AG after such completion time; provided that the jurisdiction in which such European regulated market operates is represented in the Euronext College of Regulators and, in the case of clause (2), the formation or acquisition of such European regulated market shall have been approved by the Holdco board of directors.

"U.S. regulated subsidiary" will be defined for purposes of the Holdco articles of association to mean New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, L.L.C., NYSE Arca, Inc., NYSE Arca Equities, Inc., NYSE AMEX LLC, International Securities Exchange, LLC, EDGA Exchange, Inc. and EDGX Exchange, Inc., and such other subsidiaries of Holdco which are designated by the Holdco board of directors as a U.S. regulated subsidiary for purposes of the Holdco articles of association.

Ownership and Voting Limits under Dutch Regulatory Requirements

Section 5:32d of the Dutch Financial Supervision Act requires a declaration of no objection of the Dutch Minister of Finance for any holding, acquisition or increase of a direct or indirect interest of 10% or more of the outstanding capital or voting rights (which is referred to in this document as a "qualifying interest") in an operator or holder of a regulated market in the Netherlands which has been granted a license to operate such market pursuant to Section 5:27 of the Dutch Financial Supervision Act. The Dutch Minister of Finance has delegated its powers to grant a declaration of no objection under Section 5:32d of the Dutch Financial Supervision Act to the AFM except in cases where the acquisition of the qualifying interest involves a fundamental change to the shareholding structure of the relevant licensed operator or holder of a regulated market in the Netherlands. Holdco, NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. directly or indirectly control Euronext Amsterdam N.V., which is the licensed holder and operator of a regulated market in the Netherlands, and have obtained a declaration of no objection under Section 5:32d referred to above. Therefore, upon completion of the combination, any acquisition or holding increase of a direct or indirect interest in Holdco which results in an indirect qualifying interest in Euronext Amsterdam N.V., (and Euronext N.V., NYSE Euronext (Holding) N.V. and NYSE Euronext (International) B.V. or any of them to the extent they are regarded by the Dutch Minister of Finance, and are licensed, as holder and/or operator of a regulated market in the Netherlands jointly with Euronext Amsterdam N.V.) will trigger the requirement to obtain a declaration of no objection of the AFM or, in case of a fundamental change in the shareholding structure, the Dutch Minister of Finance. Such declaration should be granted unless such holding, the acquisition or increase (1) could or would lead to a formal or actual control structure that is lacking in transparency and would therefore constitute an impediment to the adequate supervision of the compliance by the market operator with the rules applicable to the of a regulated market; (2) could or would lead to an influence on the regulated market operator that is contrary to the interests which the Dutch Financial Supervision Act seeks to protect; or (3) could jeopardize the healthy and prudent operation of the regulated market concerned.

Regulatory Provisions in the Holdco Articles of Association

Compliance and Cooperation Obligations

- Holdco will comply with the U.S. federal securities laws and the rules and regulations thereunder and cooperate with the SEC and the U.S. regulated subsidiaries pursuant to and to the extent of their respective regulatory authority, and take reasonable steps necessary to cause its agents to cooperate with the SEC and, where applicable, the U.S. regulated subsidiaries pursuant to their regulatory authority.

- Holdco will comply with European exchange regulations and the rules and regulations thereunder and cooperate with the European regulators pursuant to and to the extent of their respective regulatory authority, and take reasonable steps necessary to cause its agents to cooperate with the European regulators pursuant to their regulatory authority.

Submission to Jurisdiction and Regulatory Oversight

- Holdco and its directors, and to the extent they are involved in the activities of the U.S. regulated subsidiaries, Holdco's officers, and those of its employees whose principal place of business and residence is outside of the United States, will be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts and the SEC for the purposes of any suit, action or proceeding pursuant to the U.S.

federal securities laws and the rules or regulations thereunder that is commenced or initiated by the SEC arising out of, or relating to, the activities of the U.S. regulated subsidiaries.

- Holdco and its directors, and to the extent they are involved in the activities of the European market subsidiaries, Holdco's officers and employees, will be deemed to irrevocably submit to the jurisdiction of the European regulators and to courts in the capital city of the country of each such regulator for the purposes of any suit, action or proceeding pursuant to European exchange regulations that is commenced or initiated by the European regulators arising out of, or relating to, the activities of the European market subsidiaries.

- For so long as Holdco directly or indirectly controls any U.S. regulated subsidiary, the directors, officers and employees of Holdco will be deemed to be directors, officers and employees of such U.S. regulated subsidiary for purposes of, and subject to oversight pursuant to, the Exchange Act.

- For so long as Holdco directly or indirectly controls any European market subsidiary, the directors, officers and employees of Holdco will be deemed to be directors, officers and employees of such European market subsidiary for purposes of, and subject to oversight pursuant to, European exchange regulations.

Books and Records of Holdco

- Holdco's books and records will at all times be made available for inspection and copying by (i) the SEC, (ii) each of the European regulators, (iii) any U.S. regulated subsidiary, to the extent that such books and records are related to the activities of such U.S. regulated subsidiary or any other U.S. regulated subsidiary over which such U.S. regulated subsidiary has regulatory authority or oversight, and (iv) any European market subsidiary, to the extent that such books and records are related to the activities of such European market subsidiary or any European regulated market over which such European market subsidiary has regulatory authority or oversight.

- For so long as Holdco directly or indirectly controls any U.S. regulated subsidiary, the books and records of Holdco will be deemed to be books and records of such U.S. regulated subsidiary for purposes of, and subject to oversight pursuant to, the Exchange Act.

- For so long as Holdco directly or indirectly controls any European market subsidiary, the books and records of Holdco will be deemed to be books and records of such European market subsidiary for purposes of, and subject to oversight pursuant to, European exchange regulations.

- Holdco's books and records related to U.S. regulated subsidiaries shall be maintained within the United States, and Holdco's books and records related to European market subsidiaries shall be maintained within the home jurisdiction of one or more European market subsidiaries. If and to the extent that any of Holdco's books and records may relate to both European market subsidiaries and U.S. regulated subsidiaries, Holdco will be entitled to maintain such books and records either in the home jurisdiction of one or more European market subsidiaries or in the United States.

Cooperation and Compliance Obligations

- In discharging his or her responsibilities as a member of the Holdco board of directors or as an officer or employee of Holdco, each such director, officer or employee will (i) comply with the U.S. federal securities laws and the rules and regulations thereunder, (ii) comply with European exchange regulations and the rules and regulations promulgated thereunder, (iii) cooperate with the SEC, (iv) cooperate with the European regulators, (v) cooperate with the U.S. regulated subsidiaries pursuant to and to the extent of its regulatory authority and (vi) cooperate with the European market subsidiaries pursuant to, and to the extent of, their regulatory authority. However, these provisions of the Holdco articles of association will not create any duty owed by any director, officer or employee of Holdco to any person to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to such matters.

Confidential Information

- All confidential information that comes into the possession of Holdco pertaining to:

    o   the self-regulatory function of any U.S. regulated subsidiary, in each case to the extent that such entity continues to be controlled, directly or indirectly, by Holdco (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of such U.S. regulated subsidiary, or

    o   the self-regulatory function of any European market subsidiary under European exchange regulations as operator of a European regulated market (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of such European market subsidiary,

  will, in each case, (i) not be made available to any person, other than to those officers, directors, employees and agents of Holdco that have a reasonable need to know the contents thereof, (ii) be retained in confidence by Holdco and the officers, directors, employees and agents of Holdco, and (ii) not be used for any commercial purposes.

  However, these provisions of the Holdco articles of association will not limit or impede:

    o   the rights of the SEC or any U.S. regulated subsidiary to have access to and examine such U.S. regulated subsidiary's confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder;

    o   the rights of the European regulators or any European market subsidiary to have access to and examine such European market subsidiary's confidential information pursuant to European exchange regulations; or

    o   the ability of any officers, directors, employees or agents of Holdco to disclose (i) the U.S. regulated subsidiary's confidential information to the SEC or the relevant U.S. regulated subsidiary or (ii) the European market subsidiary's confidential information to the European regulators or the relevant European market subsidiary.

Due Regard to Preservation of Independence of Self-Regulatory Functions

- To the extent Holdco is involved in the activities of, and for so long as Holdco directly or indirectly controls, any U.S. regulated subsidiary, Holdco and its directors, officers and employees will give due regard to the preservation of the independence of the self-regulatory function of such U.S. regulated subsidiary and to its obligations to investors and the general public, and will not take any actions that would interfere with the effectuation of any decisions by the board of directors or managers of such U.S. regulated subsidiary relating to its regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of such U.S. regulated subsidiary to carry out its responsibilities under the Exchange Act.

- To the extent Holdco is involved in the activities of, and for so long as Holdco directly or indirectly controls, any European market subsidiary, Holdco and its directors, officers and employees will give due regard to the preservation of the independence of the self-regulatory function of such European market subsidiary and to its obligations to investors and the general public, and will not take any actions that would interfere with the effectuation of any decisions by the board of directors or managers of such European market subsidiary relating to its regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of such European market subsidiary to carry out its responsibilities under European exchange regulations.

Director Considerations and Qualification Requirements

- Each member of the Holdco board of directors must, in discharging his or her responsibilities as a board member, take into consideration the effect that Holdco's actions would have on the ability of:

  o   any European market subsidiary to carry out its responsibilities under European exchange regulations as operators of European regulated markets;

  o   the U.S. regulated subsidiaries to carry out their responsibilities under the Exchange Act;

  o   the U.S. regulated subsidiaries, NYSE Group (if and to the extent that NYSE Group, Inc. continues to exist as a separate entity), International Securities Exchange Holdings, Inc. (if and to the extent that International Securities Exchange Holdings, Inc. continues to exist as a separate entity) and Holdco (i) to engage in conduct that fosters and does not interfere with the ability of the U.S. regulated subsidiaries, NYSE Group, Inc. (if and to the extent that NYSE Group, Inc. continues to exist as a separate entity), International Securities Exchange Holdings, Inc. (if and to the extent that International Securities Exchange Holdings, Inc. continues to exist as a separate entity) and Holdco to prevent fraudulent and manipulative acts and practices in the securities markets; (ii) to promote just and equitable principles of trade in the securities markets; (iii) to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities, (iv) to remove impediments to and perfect the mechanisms of a free and open market in securities and a U.S. national securities market system, and (v) in general, to protect investors and the public interest.

  However, these provisions of the Holdco articles of association will not create any duty owed by any director, officer or employee of Holdco to any person to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to such matters.

- No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act), or has been determined by a European regulator to be in violation of laws or regulations adopted in accordance with the European Directive on Markets in Financial Instruments applicable to any European market subsidiary requiring such person to act fairly, honestly and professionally, will be qualified to serve on the Holdco board of directors.

Supplemental Agreements of Holdco Directors, Officers and Employees

- Holdco will take reasonable steps necessary to cause its officers, directors and employees, prior to accepting a position as an officer, director or employee, as applicable, of Holdco to agree and consent in writing to the applicability to them of these provisions of the Holdco articles of association with respect to their activities related to any U.S. regulated subsidiary or European market subsidiary.

Amendments to the Holdco Articles of Association

- For so long as Holdco controls, directly or indirectly, any U.S. regulated subsidiary, before any amendment to any provision of the Holdco articles of association may become effective, it must be submitted to the board of directors of each U.S. regulated subsidiary. If any or all of such boards of directors determine that such amendment must be filed with, or filed with and approved by, the SEC before the it may be effective under Section 19 of the Exchange Act and the rules promulgated thereunder, then such amendment shall not be effective until filed with, or filed with and approved by, the SEC, as applicable.

- For so long as Holdco controls, directly or indirectly, any European market subsidiary (as defined below – see "Description of the Shares of Holdco — Ownership and Voting Limits in Holdco Articles of Association"), before any amendment to any provision of the Holdco articles of association may become effective, it must be submitted to the board of directors of each European market subsidiary. If

any or all of such boards of directors determine that such amendment must be filed with, or filed with and approved by, a European regulator before it may be effective under European exchange regulations, then such amendment will not be effective until filed with, or filed with and approved by the relevant European regulators.

Holdco will sign an irrevocable agreement and consent for the benefit of certain of the U.S. registered subsidiaries and/or the SEC, or other beneficiaries to be determined by the SEC in connectin with its approval of the combination, that it will, in connection with its involvement in the activities of the U.S. regulated subsidiaries, comply with certain provisions in the Holdco articles of association including provisions relating to submission to compliance and cooperation obligations of Holdco; submission by Holdco to jurisdiction and regulatory oversight; books, records, premises, officers, directors and employees of Holdco; confidential information; due regard to preservation of independence of self-regulatory functions; and supplemental agreements and consents of Holdco's directors, officers and employees.

Disclosure of Information by Holdco upon Listing

As a Dutch company whose shares will be listed on the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris, Holdco will be subject to certain disclosure obligations under German, U.S., French and Dutch law.

Dutch Financial Reporting Supervision Act and Dutch Financial Supervision Act

The Dutch Financial Reporting Supervision Act (which is referred to in this document as the "FRSA") entered into force on December 31, 2006. The FRSA replaced the statutory provisions governing legal proceedings on annual accounts and financial reports. The FRSA applies to fiscal years from January 1, 2006. Pursuant to the FRSA, the AFM supervises the application of financial reporting standards by, amongst others, companies whose statutory seat is in the Netherlands and whose securities are admitted to trading on a regulated market or comparable foreign stock exchange in a non EEA state.

Under the FRSA, the AFM is authorized: (1) request an explanation from listed companies to which the FRSA applies regarding their application of financial reporting standards if, based on publicly known facts or circumstances, it has reason to doubt that their financial reporting meets the applicable standards; and (2) recommend to such companies the publication of further explanations in respect of their financial reporting. If a listed company to which the FRSA applies does not comply with such a request or recommendation, the AFM may request that the enterprise chamber of the Amsterdam Court of Appeal (*Ondernemingskamer van het Gerechtshof Amsterdam*) orders the company to: (1) prepare its financial reports in accordance with the enterprise chamber's instructions; and (2) provide an explanation of the way it has applied financial reporting standards to its financial reports.

Under the Dutch Financial Supervision Act, Holdco is required to make its annual accounts and its half-yearly financial statements generally available to the public within four months and two months, respectively, of the end of a period to which the financial information relates. In addition, Holdco must make generally available an interim management statement during each half-year period. An interim management statement must be made in the period between 10 weeks after the beginning and six weeks before the end of the relevant half-year period. The annual accounts, half-yearly financial statements and interim financial statements must be filed with the AFM simultaneously with their publication.

Periodic Reporting under U.S. Securities Law

Under the Exchange Act, for so long as Holdco continues to qualify as a "foreign private issuer," Holdco will be required to publicly file with the SEC annual reports on Form 20-F within four months of the end of the fiscal year covered by the report. As a foreign private issuer, Holdco would also be required to publicly file with the SEC on Form 6-K material information that it makes or is required to make public pursuant to Dutch law, files or is required to file with any stock exchange on which Holdco shares trade and which was made public by that exchange, or is otherwise distributed or required to be distributed to Holdco shareholders.

If Holdco no longer qualifies as a foreign private issuer, Holdco would be required to publicly file with the SEC an annual report on Form 10-K within 90, 75 or 60 days of the end of the fiscal year covered by the report, with the time period determined based on Holdco's aggregate worldwide market value, the period of time for which it is has been subject to SEC reporting requirements and certain other factors. In addition, Holdco would be required to publicly file with the SEC quarterly reports on Form 10-Q within 45 or 40 days (depending on the same factors) of the end of the applicable fiscal quarter. Holdco would also be required to publicly file with the SEC current reports on Form 8-K typically within four business days after the occurrence of specified significant events, and under Regulation FD, Holdco would be required to simultaneously or promptly make public disclosure of any material nonpublic information shared with securities market professionals or Holdco shareholders who are reasonably likely to trade on the basis of the information.

Additional French Disclosure Requirements

In addition to the above-mentioned financial reporting obligations, as Holdco shares will be listed on Euronext Paris, Holdco will be subject to the provisions of (1) Articles 223-1A to 223-10-1 of the General Regulations of the French Financial Markets Authority (the **"AMF"**) relating to ongoing disclosure obligations (including obligation to publish, as soon as possible, any information concerning new developments that may have a significant impact on the Holdco share price) and (2) Articles 212-1 to 212-42 of the General Regulations relating to information to be provided prior to a public offering in France.

Once Holdco shares are admitted to trading on Euronext Paris, Holdco will also be subject to the following requirements in accordance with the General Regulations and certain organizational and operational principles of the regulated market of NYSE Euronext in Paris, including:

- the requirement to (1) translate certain regulated information (as defined by the General Regulations) published in France into French or in English, (2) provide the name and contact details of the person responsible for its information in France, (3) provide the AMF with any changes to its Articles of association, for publication on its web site, (4) provide the AMF with any additional information they may request pursuant to the General Regulations and (5) publish a press release upon convening a general shareholders' meeting, including the date, time and place of the meeting as well as details on where shareholders can obtain further information on the meeting;

- the requirement to inform the public of (1) any resolutions approved by the general shareholders' meeting authorizing a share repurchase program, (2) the implementation of any share repurchase program (as well as publish periodic statements of purchases or sales of shares carried out pursuant to this program) and (3) the implementation of a liquidity contract (*contrat de liquidité*) relating to its shares (as well as publish half-year implementation statements); and

- to ensure that information provided in France is identical to, and provided at the same time as, information provided in other countries, particularly in the United States and Germany.

Applicable Stock Exchange Rules upon Listing

Rules of the Frankfurt Stock Exchange

As Holdco shares will be listed on the regulated market of the Frankfurt Stock Exchange and on the sub-segment of the regulated market with additional obligations arising from admission (Prime Standard),

Holdco is required to prepare and publish audited consolidated annual financial statements within four months from the end of its fiscal year, and to prepare on the same basis and publish quarterly consolidated financial statements for each of the first three quarters of Holdco's fiscal year, including the half year financial statements, within two months from the end of each relevant quarter.

Rules of the New York Stock Exchange

For so long as its shares are listed on the New York Stock Exchange, Holdco will be required to meet certain requirements relating to ongoing shareholder communication and disclosure, including a requirement to make any annual report filed with the SEC available on or through Holdco's website and to comply with the "immediate release policy" of the New York Stock Exchange with respect to earnings and dividend announcements, business combination transactions, stock splits, major management changes and any substantive items of an unusual or non-recurrent nature. Issuers listing shares on the New York Stock Exchange must also meet certain corporate governance standards, such as those relating to annual meetings, board independence, the formation and composition of nominating/corporate governance, compensation and audit committees and shareholder approval of certain transactions. However, for so long as Holdco qualifies as a foreign private issuer, Holdco may follow Dutch practice in lieu of certain of these corporate governance standards, but will be required to disclose the ways in which its corporate governance standards differ from those followed by U.S. domestic issuers under the New York Stock Exchange listing standards.

Insider Trading and Market Manipulation

U.S., German, Dutch and French laws contain specific rules intended to prevent insider trading and market manipulation.

Pursuant to the applicable rules on insider trading and market manipulation, Holdco has adopted a policy on insider trading and communications for transactions in its securities.

United States

The "insider trading" doctrine under United States securities laws generally prohibits any person from:

- trading in a security while in possession of material, non-public information regarding the issuer of the security;

- tipping such information to others;

- recommending the purchase or sale of securities while in possession of such information;

- assisting someone who is engaged in any of the above activities.

The laws cover not only those who trade, but also those who tip material, non-public information or recommend transactions in securities while in possession of such information. A "security" includes not just equity securities, but any security (*e.g.*, derivatives). Thus, members of a board of directors, officers and other employees may not purchase or sell Holdco shares or other securities when he or she has personal knowledge of material, non-public information about the company's business, prospects or financial condition, nor may they tip any other person by disclosing non-public information about Holdco.

Germany

The applicable insider trading rules (Section 14 of the German Securities Trading Act) in particular prohibit the use of inside information to acquire or dispose of securities for one's own account or for the account or on behalf of a third party; to disclose or make available inside information to a third party without the authority to do so or to recommend, on the basis of inside information, that a third party acquire or dispose of insider

securities, or to otherwise induce a third party to do so. The prohibition of market manipulation in particular forbids the making of false or misleading statements regarding circumstances which are significant for the valuation of the Holdco shares, and failure to disclose such circumstances, provided that such statements, or such failure to disclose, is likely to have an effect on the stock exchange or other market price of the Holdco shares. Failure to comply with these requirements could lead to the imposition of fines or imprisonment.

The Netherlands

The Dutch Financial Supervision Act provides for specific rules intended to prevent market abuse, such as the prohibitions on insider trading, divulging inside information and tipping, and market manipulation. Holdco will be subject to the Dutch insider trading prohibition (in particular, if it trades in its own shares or in financial instruments the value of which is (co)determined by the value of the shares), the Dutch prohibition on divulging insider information and tipping and the Dutch prohibition on market manipulation. The Dutch prohibition on market manipulation may mean that certain restrictions apply to the ability of Holdco to buy-back its shares. In certain circumstances, the Holdco's investors can also be subject to the Dutch market abuse rules.

Pursuant to the rules on market abuse, Holdco will adopt in connection with its listing on the Frankfurt Stock Exchange, the New York Stock Exchange and Euronext Paris an internal insider trading regulation policy, which will be available on Holdco's website. This regulation provides for, among other things, rules on the possession of and transactions by members of the board of directors and employees in the shares or in financial instruments the value of which is (co)determined by the value of the Holdco shares.

France

In France, failure to comply with the rules relating to insider trading and/or market manipulation is subject to civil, administrative and criminal sanctions.

The French insider trading rules prohibit the use of inside information to acquire or dispose of securities for one's own account or for the account or on behalf of a third party and the disclosure or provision of inside information to a third party without the authority to do so. In addition these rules prohibit advising a third party to acquire or dispose of securities on the basis of inside information, or to otherwise induce a third party to do so.

Inside information can be defined as any information of a precise nature that has not been made public relating directly or indirectly to one or more issuers of financial instruments or to one or more financial instruments, and which, if it were made public, would be likely to have a significant effect on the price of the relevant financial instruments.

French law prohibits price manipulation and dissemination of false information. In particular, it prohibits transactions or orders to trade that (1) give or are likely to give false or misleading indications as to the exchange offer, demand or price of financial instruments or (2) set the price of financial instruments at an abnormal or artificial level, unless it is proven that the reasons for these transactions or orders are legitimate and that they complied with accepted market practices. It also prohibits transactions or orders to trade that employ processes that give a fictitious image of the market or any other form of deception.

It is also forbidden to disclose or knowingly disseminate information that give or may give false, imprecise or misleading indications as to financial instruments.

Obligations of Shareholders to Make a Public Offer

Pursuant to Chapter 5.5 of the Dutch Financial Supervision Act, any person who acquires, alone or acting in concert with others, directly or indirectly, at least 30% of voting rights in a Dutch public limited liability company (*naamloze vennootschap*) with a registered office in the Netherlands of which shares (or depositary

receipts of shares) are admitted to trading on a regulated market, is obliged to make a public offer for all of such company's shares (and depositary receipts of shares). The Dutch Financial Supervision Act defines "persons acting in concert" as persons cooperating pursuant to an agreement with the objective to acquire at least 30% of the voting rights, or, if in cooperation with the target company, to frustrate the successful outcome of an announced public offer.

Although Holdco shares will be listed in Germany, Holdco does not qualify as a "target company" (*Zielgesellschaft*) under the German Takeover Act because it is not incorporated in Germany. There is no obligation, therefore, under German law to launch a public offer upon reaching certain share capital or voting right thresholds in Holdco. Whether or not a public offer has to be made is a question of Dutch law. If a shareholder, pursuant to Dutch law, is obliged to make a public offer, some provisions of the German Takeover Act may apply to such offer if certain conditions are met (Section 1 para 3 of the German Takeover Act) (see below "— Applicable Takeover Rules").

Applicable Takeover Rules

As Holdco is organized under the laws of the Netherlands, it is subject to Dutch law. However, as the Holdco shares are not admitted to trading on a regulated market in the Netherlands, but will be admitted to trading on the regulated markets of the Frankfurt Stock Exchange and Euronext Paris, the Dutch public offer rules contained in the Dutch Financial Supervision Act and the related Decree on public offers (*Besluit openbare biedingen Wft*) will only apply in relation to matters relating to information to be provided to trade unions and employees and company law matters, including the convening of a shareholders meeting in the event of a public offer. As it is intended to have Holdco shares admitted to trading on the Frankfurt Stock Exchange and the Euronext Paris, Holdco may elect BaFin as competent authority for the supervision of a public offer. In this case, the German takeover rules as set forth in the German Takeover Act will apply in respect of the consideration, the content of offer document and procedural matters for any public offer. Alternatively, Holdco may elect the AMF as competent authority for the supervision of a public offer. In this case, French takeover rules under the general regulations of the AMF will apply in respect of the consideration, the content of the offer document and procedural matters. Holdco must on the first day of trading of its shares notify BaFin, the Frankfurt Stock Exchange, the AMF and Euronext of its choice.

Neither Dutch law nor Holdco's articles of association specifically prevent business combinations with interested shareholders. Under Dutch law, various protective measures are as such possible and admissible, including the issuance of preference shares with voting rights within the boundaries set by Dutch case law and Dutch law, in particular the Dutch Corporate Governance Code.

Because Holdco's shares will be registered with the SEC under the Exchange Act, any offer for the Holdco shares will need to comply with the U.S. tender offer rules set out in Sections 14(d) and 14(e) of the Exchange Act and Regulations 14D and 14E thereunder (collectively, the "U.S. tender offer rules"). The principal U.S. tender offer rules relate to, among other things: (1) the initial offer period remaining open for acceptances for a period of at least 20 U.S. business days following commencement; (2) the extension of withdrawal rights to Holdco's shareholders until the transaction is wholly-unconditional; (3) application of the all-holder and best-price rules (which together require that all of Holdco's shareholder receive the same/highest price offered for Holdco shares); (4) prompt payment of consideration (i.e., 3-day settlement); and (5) restrictions on a bidder's ability to acquire Holdco shares outside of the exchange offer.

Dutch Squeeze-Out Proceedings

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder, alone or together with its group companies, holding at least 95% of Holdco's issued share capital may institute proceedings against Holdco's other shareholders (*gezamenlijke minderheidsaandeelshouders*) for the transfer of their shares to the claimant. The proceedings are held before the enterprise chamber of the Amsterdam Court of Appeal (*Ondernemingskamer van het Gerechtshof te Amsterdam*) and must be instituted by means of a writ of summons served upon the minority

shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (*Wetboek van Burgerlijke Rechtsvordering*). The enterprise chamber may only grant the claim for a squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will give an opinion to the enterprise chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer of the enterprise chamber becomes final, the person acquiring the shares will give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to such person. Unless the addresses of all of them are known to such person, such person will also publish the same in a daily newspaper with a national circulation. A person or company that holds less than 95% of the shares in Holdco's issued share capital, but that in practice controls Holdco's general meeting of shareholders, could attempt to obtain full ownership of the business of Holdco through a legal merger of Holdco with another company controlled by such person or company, by subscribing to additional shares in Holdco (for example, in exchange for a contribution of part of its own business), through another form of reorganization aimed at raising its interest to 95% or through other means.

Pursuant to Section 2:359c of the Dutch Civil Code, the offeror that has made a public offer is also entitled to start a squeeze-out procedure if it holds at least 95% of the issued share capital and represents at least 95% of the voting rights. If a mandatory public offer has been made, the price in the public offer, in principle, also has to be accepted by minority shareholders in a squeeze-out. The price offered in the public offer will in principle be deemed a reasonable price for squeeze-out purposes if the offer was a mandatory offer or if at least 90% of the shares were received by way of a voluntary offer. The enterprise chamber may, nevertheless, appoint one or three experts who will give an opinion to the enterprise chamber on the value to be paid for the shares of the minority shareholders. The claim of a squeeze-out needs to be filed with the enterprise chamber within three months after the end of the period for tendering shares in the public offer. Conversely, in such a case, pursuant to Section 2:359d of the Dutch Civil Code each minority shareholder has the right to require the holder of at least 95% of the outstanding shares and voting rights to purchase its shares. The minority shareholders must file such claim with the enterprise chamber within three months after the end of the acceptance period of the public offer.

Obligations of Shareholders and Other Persons to Disclose Holdings

Shareholder Disclosure and Reporting Obligations under Dutch Law

Pursuant to the Dutch Financial Supervision Act and the Decree regarding disclosure of holdings in issuing institutions (*Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen Wft*), any person who, directly or indirectly, acquires or disposes of an actual or potential interest in the capital and/or the voting rights of Holdco, must give written notice of such acquisition or disposal if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person meets, exceeds or falls below one of the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% of issued share capital of Holdco. Notification must be given to the AFM without delay after becoming aware or after such person should have been aware that the percentage of actual or potential capital interest and/or voting rights held meets, exceeds or falls below one of the thresholds.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, *inter alia*, be taken into account: (1) shares and voting rights directly held (or acquired or disposed of) by any person; (2) shares and voting rights held (or acquired or disposed of) by such person's controlled entity or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement; (3) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights against a payment; and (4) shares which such person (directly or indirectly) or third party referred to above, may acquire pursuant to any option or other right to acquire shares. Special attribution rules apply to shares and voting rights which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct (*vruchtgebruik*) in respect of shares can also be subject to the reporting obligations, if such person has, or can acquire, the right to vote the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger the reporting obligations as if the pledgee or beneficial

owner were the legal holder of the shares. Furthermore, each member of the Holdco board of directors must immediately give written notice to the AFM of any change in his or her holding of shares and voting rights in Holdco.

Pursuant to the Dutch Financial Supervision Act, Holdco is required to inform the AFM immediately if Holdco's issued share capital or voting rights change by 1% or more since Holdco's previous notification. Other changes to Holdco's capital or voting rights need to be notified within eight days after the end of the quarter in which the change occurred. The AFM will publish such notification in a public register. If a person's capital interest or voting rights meets or passes the above-mentioned thresholds as a result of a change in Holdco's issued share capital or voting rights, such person is required to make such notification by the fourth trading day after the AFM has published Holdco's notification as described above. The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes all notifications received by it, which is available through its website (www.afm.nl). Non-compliance with these disclosure obligations is an economic offence and may lead to criminal prosecution. The AFM may impose administrative penalties or a cease-and-desist order under penalty for non-compliance, and the publication thereof. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be correctly notified.

A claim requiring that such measures be imposed may be instituted by Holdco and/or one or more shareholders who alone or together with others represent(s) at least 5% of Holdco's issued share capital.

The measures that the civil court may impose include:

- an order requiring the person violating the disclosure obligations under the Dutch Financial Supervision Act to make appropriate disclosure;

- suspension of voting rights in respect of such person's shares for a period of up to three years as determined by the court;

- voiding a resolution adopted by a general meeting of shareholders, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person who is obliged to notify, or suspension of a resolution until the court makes a decision about such voiding; and

- an order to the person violating the disclosure obligations under the Dutch Financial Supervision Act to refrain, during a period of up to five years as determined by the court, from acquiring the shares and/or voting rights in the shares.

Shareholder Disclosure and Reporting Obligations under U.S. Law

Holders of Holdco shares are subject to certain U.S. reporting requirements under the Exchange Act for shareholders owning more than 5% of any class of equity securities registered pursuant to Section 12 of the Exchange Act. Among the reporting requirements are disclosure obligations intended to keep investors aware of significant accumulations of shares that may lead to a change of control of an issuer.

If Holdco were to fail to qualify as a foreign private issuer, Section 16(a) of the Exchange Act requires Holdco's directors and executive officers, and persons who own more than 10% of a registered class of Holdco's equity securities, to file reports of ownership of, and transactions in, Holdco's equity securities with the SEC. Such directors, executive officers and 10% stockholders are also required to furnish Holdco with copies of all Section 16 reports they file.

Reporting of Directors' Dealings Under German Law

All persons carrying managerial responsibilities (who are referred to in this paragraph as "executives") in Holdco and other persons related to such persons (who are referred to in this paragraph as "relatives") must pursuant to Section 15a of the German Securities Trading Act notify Holdco and the German Federal Financial Supervisory Authority in writing of their own dealings in Holdco shares or related financial instruments within

five working days of the transaction. Holdco is then required to publish such notification and submit a copy of such publication to the German Federal Financial Supervisory Authority without undue delay. Furthermore, Holdco will transmit such information to its company register without undue delay, however not before its publication. Executives within the meaning of Section 15a of the German Securities Trading Act include: (1) members of any management, administrative or supervisory body of Holdco; and (2) any other individuals who have regular access to insider information and are authorized to take substantial entrepreneurial decisions not subject to the approval of the Holdco board of directors. Relatives are spouses, registered life partners (*eingetragene Lebenspartner*), dependent children and other relatives who have been living in the executive's household for at least one year. Legal entities (*juristische Personen*) for which an executive or a relative performs executive tasks are also covered by these rules. These provisions further apply to partnerships and legal entities which are directly or indirectly controlled by, have been established for the benefit of, or whose economic interests are closely linked to, an executive or a relative. Dealings below an aggregate volume of €5,000 per calendar year (calculated as the total volume of all transactions conducted by the executive and his or her relatives) are exempted from the disclosure obligation.

Reporting of Directors' Dealings Pursuant to Dutch Law

Pursuant to the Dutch Financial Supervision Act, members of the Holdco board of directors and any other persons who have managerial responsibilities within Holdco and in that capacity are authorized to make decisions affecting the future developments and business prospects of Holdco or who may have regular access to inside information relating, directly or indirectly, to Holdco (which are referred to in this document as "Insiders"), must notify the AFM of all transactions conducted or carried out for his/her own account relating to Holdco shares or financial instruments, the value of which is determined by the value of the Holdco shares.

In addition, persons designated by the Decree on Market Abuse pursuant to the Dutch Financial Supervision Act (*Besluit Marktmisbruik*) (which is referred to in this document as "Dutch Market Abuse Decree") who are closely associated with the members of the Holdco board of directors or any other Insiders must notify the AFM of any transactions conducted for their own account relating to Holdco shares or financial instruments, the value of which is determined by the value of the Holdco shares. The Market Abuse Decree designates the following categories of persons: (1) the spouse or any partner considered by national law as equivalent to a spouse; (2) dependent children; (3) other relatives who have shared the same household for at least one year at the relevant transaction date; and (4) any legal person, trust or partnership, among other things, whose managerial responsibilities are discharged by the relevant member of the board of directors or other Insider, or by a person referred to under (1), (2) or (3) above.

The AFM must be notified of transactions effected in either Holdco shares or financial instruments, the value of which is determined by the value of the Holdco shares, within five days following the transaction date. Notifications may be postponed until the date the value of the transactions carried out on that person's own account, together with the transactions carried out by the persons associated with that person, reach or exceed the amount of €5,000 in the calendar year in question.

The AFM keeps a public register of all notifications made pursuant to the Dutch Financial Supervision Act. Non-compliance with these reporting obligations under the Dutch Financial Supervision Act could lead to criminal penalties, administrative fines and cease-and-desist orders (and the publication thereof), imprisonment or other sanctions.

COMPARISON OF SHAREHOLDER RIGHTS BEFORE AND AFTER THE COMBINATION

This section describes the material differences between the rights of holders of Deutsche Börse shares and holders of NYSE Euronext shares before completion of the combination, and the rights of holders of the Holdco shares after the combination. The differences between the rights of these respective shareholders result from the differences among German, Delaware and Dutch law and the respective governing documents of Deutsche Börse, NYSE Euronext and Holdco.

This section does not include a complete description of all differences among the rights of these respective shareholders, nor does it include a complete description of their specific rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. All Deutsche Börse shareholders and NYSE Euronext shareholders are urged to carefully read the relevant provisions of the German Stock Corporation Act, the Delaware General Corporation Law, the Dutch Civil Code, the Dutch Financial Supervision Act, the Deutsche Börse articles of incorporation, the NYSE Euronext certificate of incorporation and bylaws and the forms of the Holdco articles of association and Rules for the Board of Directors that will be in effect upon completion of the combination (which forms are included as Annex B and C, respectively, to this document). References in this section to Holdco's articles of association are references to the articles of association as will be in effect following completion of the combination. It is possible that the forms of the Holdco articles of association and Rules for the Board of Directors will change in connection with obtaining the required regulatory approvals for the combination.

In considering the terms of the Holdco articles of association and Rules for the Board of Directors, Deutsche Börse and NYSE Euronext considered the unique role to be played by Holdco and its subsidiaries as operators of regulated markets in the United States and Europe and, in the case of NYSE Euronext, as the parent company of U.S. self-regulatory organizations and the independence and public interest criteria embodied in its director selection criteria, as well as pronouncements from the SEC and the European regulators.

Copies of the Deutsche Börse articles of incorporation and the NYSE Euronext certificate of incorporation and bylaws are available to Deutsche Börse shareholders and NYSE Euronext shareholders upon request. See "Where You Can Find More Information."

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
Amount and Classification of Share Capital		
Common Shares. The share capital (*Grundkapital*) of Deutsche Börse amounts to €195,000,000 and consists of 195,000,000 no-par value registered Deutsche Börse shares. As of December 31, 2010, there were €195,000,000 Deutsche Börse shares outstanding. The management board (*Vorstand*) is authorized to increase the share capital on one or more occasions by issuing new registered no-par value shares against cash contributions or contributions in kind subject to the consent of the supervisory board (*Aufsichtsrat*).	*Common Stock*. NYSE Euronext is authorized to issue up to 800,000,000 NYSE Euronext shares, with a par value of $0.01 per share. As of April 27, 2011, there were approximately 261.7 NYSE Euronext shares outstanding.	*Ordinary Shares*. Holdco is authorized to issue a total of 500,000,000 ordinary shares with a nominal value of €1.00 per share. Immediately following the completion of the combination, Holdco expects there to be approximately 318.0 million ordinary shares outstanding, assuming all of the Deutsche Börse shares are tendered in the exchange offer.
Preferred Shares. Deutsche Börse has no preferred shares.	*Preferred Stock*. NYSE Euronext is authorized to issue up to 400,000,000 shares of preferred stock, with a par value of $0.01 per share. Currently, no shares of NYSE Euronext preferred stock are outstanding.	*Preference Shares*. Holdco is authorized to issue a total of 500,000,000 preference shares, with a nominal value of €1.00 per share. Immediately following the completion of the combination,

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
Authorized Capital: Subject to the supervisory board's approval, the Deutsche Börse management board may increase Deutsche Börse's share capital, exercising the authorization granted by the articles of association. On this basis, up to 39,000,000 new registered no-par value shares may be issued in exchange for cash or payment in kind (Authorized Capital I, II and IV). The management board may, with consent of the supervisory board, exclude subscription rights of shareholders in connection with any such issuance. Additionally, 19,500,000 new registered no-par value shares may be issued in exchange for cash, while in connection with any such issuance and subject to the consent of the supervisory board, only fractional amounts of shareholder subscription rights may be excluded (Authorized Capital III). *Conditional Capital*: Deutsche Börse's share capital has also been increased conditionally by up to 6,000,000 new registered no-par value shares to issue such shares in connection with certain subscription rights granted in the past (Conditional Capital I).		Holdco expects there to be no preference shares outstanding.
	Dividends/Distributions	
Dividends may only be paid out of the corporation's distributable profits as determined by resolution of the shareholders at the general meeting of shareholders for the preceding fiscal year. Under its capital management program, Deutsche Börse distributes to its shareholders funds not required for its operating business and further development. The program takes into account capital requirements, which are derived from the capital and legalneeds from legal, regulatory, credit rating and economic perspectives.	Holders of NYSE Euronext shares are entitled to receive dividends when, as and if declared by the NYSE Euronext board of directors out of funds legally available for payment, subject to the rights of holders, if any, of NYSE Euronext preferred stock. Holders of NYSE Euronext shares are entitled to share pro rata in the assets of NYSE Euronext upon dissolution after provision has been made for all claims against, and obligations of, NYSE Euronext.	According to Holdco's articles of association, a preferred dividend is to be paid on each preference share outstanding (if any) out of the profits earned in a financial year. If in a financial year no profit is made or the profits are insufficient to allow the distribution on the preference share (if any), the deficit will be paid at the expense of the profits earned in the following financial years or, if possible at the expense of any freely distributable reserve of Holdco. After this dividend is paid,

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
		the board of directors will, in its sole discretion, determine which part of the profits remaining will be reserved. The allocation of profits remaining will be determined by the general meeting of shareholders, provided that no further distributions will be made on the preference shares.

The Holdco board of directors may resolve to make interim dividend distributions to the extent permitted under the applicable provisions of the Dutch Civil Code as evidenced by an interim statement of assets and liabilities. The general meeting of shareholders may also resolve to make distributions at the expense of any reserve of Holdco, provided that such resolution can only be adopted at the proposal of the Holdco board of directors.

Distributions on shares may only be made up to the amount of Holdco's equity that exceeds the aggregate of the issued capital and the reserves, which must be maintained pursuant to the laws of the Netherlands. A claim of a shareholder for payment of a distribution will be barred after five years have elapsed from the date such payment became due.

The rights to receive dividends and other distributions attached to Holdco shares held by a shareholder in excess of certain ownership limitations will be suspended. See "Comparison of Shareholder Rights Before and After the Combination — Limitations on Ownership." |

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	Annual Meeting of Shareholders	
Under German law, an annual meeting of shareholders is held to exonerate (*entlasten*) Deutsche Börse's management board and supervisory board. The annual shareholders' meeting also resolves upon the use of the corporation's balance sheet profits and is competent to elect the members of the supervisory board to be elected by the shareholders upon expiration of their office. The meeting is convened by the management board.	Under the Delaware General Corporation Law, an annual meeting of shareholders must be held for the election of directors on a date and at a time designated by or in the manner provided in the corporation's bylaws. Any other proper business may be transacted at the annual meeting. Under the NYSE Euronext bylaws, annual meetings of shareholders are held for the election of directors at any date, time and place as may be designated by the NYSE Euronext board of directors from time to time. Under the NYSE Euronext bylaws, notice of the place, day and hour of the meeting and the general nature of the business to be considered must be provided to each shareholder not less than 10 days and not more than 60 days before the meeting date.	The annual general meeting of shareholders will be held within six months after the end of the financial year. The agenda for the annual meeting will contain the following business: • discussion of the annual report; • discussion and adoption of the annual accounts; • release from liability of the executive director for his or her management during the financial year concerned and of the non-executive directors for their supervision thereon; • appointments for any vacancies on the board of directors; and • allocation of profits. The agenda will also contain other business presented for discussion by the Holdco board of directors or by shareholders and/or any other business to be voted on by shareholders. The rights to attend general meetings of Holdco shareholders attached to Holdco shares held by a shareholder in excess of certain ownership limitations will be suspended. See "Comparison of Shareholder Rights Before and After the Combination — Limitations on Ownership."
	Special Meeting of Shareholders	
Unless other persons are authorized by law to do so, shareholders' meetings are convened by the Deutsche Börse management board or the Deutsche Börse supervisory board. To the extent that no shorter period is admissible by law, the convocation of the shareholders'	Special meetings of shareholders may be called at any time by, and only by, the chairman of the board of directors, the deputy chairman of the board of directors, the chief executive officer, the deputy chief executive officer or by resolution of a majority of the NYSE Euronext board of directors.	General meetings of shareholders will be held as often as the Holdco board of directors or the Holdco group chief executive officer deems necessary. Shareholders representing in the aggregate at least one-tenth of Holdco's issued capital may also request the

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
meeting must be published in the electronic Federal Gazette (*Bundesanzeiger*) no less than 30 days prior to the conclusion of the date by which shareholders are required to register to attend the meeting (no less than six days prior to the shareholders' meeting). The date on which the convocation was published is not included in this 30-day period. This does not exclude any other forms of convocation permitted by law. A shareholders' meeting may also be called if shareholders, whose holding in the aggregate equals or exceeds 5% of the share capital, demand such meeting in writing, stating the purpose of and reasons for such meeting.		Holdco board of directors to convene a general meeting of shareholders, stating specifically the business to be discussed. Within three months of it becoming apparent to the Holdco board of directors that the equity of Holdco has decreased to an amount equal to or lower than one-half of the paid-up part of the capital, a general meeting will be held to discuss any requisite measures. Meetings of holders of preference shares are held as frequently as a resolution is required by the meeting in question and as frequently as is deemed desirable by the Holdco board of directors, or by one or more holder(s) of preference shares. The rights to attend general meetings of Holdco shareholders attached to Holdco shares held by a shareholder in excess of certain ownership limitations will be suspended. See "Comparison of Shareholder Rights Before and After the Combination — Limitations on Ownership."

Voting Rights — General

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
The right to participate in and vote at the shareholders' meeting is extended to all shareholders having registered in due time whose shares are registered in the share ledger. Each no-par value share entitles the holder to cast one vote at a shareholders' meeting. Unless mandatory rules of the German Stock Corporation Act provide to the contrary, resolutions of the shareholders' meeting will be adopted with a simple majority of the votes cast. Voting rights may be exercised by proxy.	Each outstanding NYSE Euronext share entitles its holder to one vote. NYSE Euronext shares held by NYSE Euronext are counted as treasury shares and are therefore not treated as outstanding. Subject to the rights, if any, of the holders of any series of preferred stock outstanding and subject to applicable law, all voting rights are vested in the holders of NYSE Euronext shares. There are no cumulative voting rights. There are certain limitations on voting if a person (either alone or	Each ordinary share and each preference share confers the right to cast one vote. To the extent that the laws of the Netherlands or Holdco's articles of association do not provide otherwise, all resolutions of the general meeting of shareholders will be adopted by a simple majority of the votes cast, without a quorum being required. All voting will take place orally. The chairman is, however, entitled to decide that votes be cast by a secret ballot. Any vote on a person at a general meeting of shareholders can only be made if the name of that person has been

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	together with their related persons) owns above a certain percentage of the outstanding equity of NYSE Euronext. See "Comparison of Shareholder Rights Before and After the Combination — Limitations on Voting Concentration."	placed on the agenda for that meeting at the time the notice for that meeting is given. If it concerns the holding of a vote on persons, anyone present at the meeting with voting rights may demand a vote by a secret ballot. Votes by secret ballot will be cast by means of secret, unsigned ballot papers. The Holdco board of directors may decide that each person entitled to vote is authorized to vote by electronic means of communication, either in person or by proxy. In such case, it will be required that the person entitled to vote can be identified through the electronic means of communication and can have knowledge of the discussions at the meeting directly. The Holdco board of directors may attach conditions to the use of the electronic means of communication, which conditions will be announced when convening the meeting and will be published on Holdco's website.
	Holders of a majority of the voting power of the outstanding shares of stock entitled to vote on a matter at a shareholder meeting constitutes a quorum. Unless otherwise provided for in the certificate of incorporation or bylaws of NYSE Euronext, resolutions of the shareholders' meeting will be adopted with a simple majority of the votes cast in favor or against a matter.	
		Under Dutch law or the Holdco articles of association, as the case may be, a majority of two-thirds of the votes cast at the relevant meeting to be in favor is required for, among other things, the following types of corporate actions:
		• restricting or excluding preemption rights (but only in the event less than half of the issued share capital is represented at the meeting);
		• appointment (with certain exceptions, see "Nomination and Appointment of Directors"), suspension and removal of directors;
		• amendment of the articles of association;

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
		• dissolution, and
		• a legal merger or demerger.
		In addition, under the articles of association certain types of corporate action, including the actions referred to above, can only be taken upon the initiative of the Holdco board of directors, and in some cases the qualified majority must also represent more than half of Holdco's issued share capital. Shares held in excess of the voting limitation will not be counted as outstanding for purposes of determining whether such requirement has been satisfied.
		The rights to vote attached to Holdco shares held by a shareholder in excess of certain ownership limitations will be suspended. See "Comparison of Shareholder Rights Before and After the Combination — Limitations on Ownership."

Quorums

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
Neither the German Stock Corporation Act nor Deutsche Börse's articles of incorporation have any minimum quorum requirement applicable to shareholders meetings.	Holders of a majority of the voting power of the outstanding shares of stock entitled to vote on a matter at a shareholder meeting constitutes a quorum.	Under Dutch law and Holdco's articles of association, there are generally no quorum requirements for shareholder meetings. However, for some of the resolutions that require a majority of two-thirds of the votes cast at the relevant meeting of shareholders, such majority must represent more than one-half of Holdco's issued share capital. To the extent that the laws of the Netherlands or Holdco's articles of association do not provide otherwise, all resolutions of the general meeting of shareholders will be adopted by a simple majority of the votes cast, without a quorum being required. In addition, pursuant to Holdco's articles of association certain resolutions of the general meeting of shareholders

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
		can only be adopted on a proposal of Holdco's board of directors. In the event that a quorum is required pursuant to the laws of the Netherlands or the Holdco articles of association, Holdco shares held in excess of the voting limitation will not be counted as present at a general meeting of shareholders, and will not be counted as outstanding for purposes of determining whether there is a quorum, unless and only to the extent that the voting limitation has ceased to apply in accordance with the relevant provisions of the Holdco articles of association.

Approval of Extraordinary Transactions

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
According to German law, certain resolutions of fundamental importance require a majority of at least 75% of the votes cast. Such resolutions include: • capital increases, including the exclusion of the shareholders' subscription rights; • measures according to the German Act on Corporate Transformations; • entering into a domination and/ or profit and loss transfer agreement; • approval of management measures to which the supervisory board denied its approval; • dissolution of Deutsche Börse; and • asset disposals which may jeopardize the company's business objectives (*Holzmüller-Resolutions*)	Any merger, consolidation or sale of substantially all of the assets of a corporation must be approved by a resolution adopted by a majority of the directors and approved by a vote of a majority of the outstanding shares entitled to vote thereon, except that the following extraordinary transactions require approval of two-thirds of the directors then in office (instead of a majority of the directors then in office): • the direct or indirect acquisition, sale or disposition by NYSE Euronext or any of its subsidiaries of assets or equity securities where the consideration received in respect of such assets or equity securities has a fair market value, measured as of the date of the execution of the definitive agreement providing for such acquisition, sale or disposition (or, if no definitive agreement is executed for such acquisition, sale or disposition, the date of the consummation of such acquisition, sale or disposition), in excess of 30% of the aggregate equity market capitalization of NYSE Euronext as of such date; • a merger or consolidation of NYSE Euronext or any of its	Resolutions of the Holdco board of directors entailing a significant change in the identity or character of Holdco or its business are subject to the approval of the general meeting of shareholders, including in any case: • the transfer of all or nearly all of the business of Holdco to a third party; • entering into or termination of long-term co-operations of Holdco or a subsidiary with any other legal entity or company or as fully liable partner in a limited partnership or general partnership, if this co-operation or termination is of major significance for Holdco; and • acquiring or disposing of participating interests in the capital of a company of at least one-third of the sum of the assets of Holdco as shown on its balance sheet plus explanatory notes or, if Holdco prepares a consolidated balance sheet, its consolidated balance sheet plus explanatory notes according to the last adopted annual accounts of Holdco, by Holdco or a subsidiary.

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	subsidiaries with any entity with an aggregate equity market capitalization (or, if such entity's equity securities are not traded on a national securities exchange, with a fair market value of assets), measured as of the date of the execution of the definitive agreement providing for such merger or consolidation (or, if no definitive agreement is executed for such merger or consolidation, the date of the consummation of such merger or consolidation), in excess of 30% of the aggregate equity market capitalization of NYSE Euronext as of such date; or	A resolution to effect a legal merger may only be adopted on the basis of a merger proposal prepared by the management boards of the merging legal entities. Within Holdco, the resolution to effect a merger will be adopted by the general meeting of shareholders by a resolution passed with at least a two-thirds majority of the votes cast, without a quorum being required, provided that such resolution can only be adopted at the proposal of the Holdco board of directors. However, in the cases referred to in Section 2:331 of the Dutch Civil Code, the resolution to effect a merger may, unless the articles of association provide otherwise, be adopted by the Holdco board of directors.
	any direct or indirect acquisition by NYSE Euronext or any of its subsidiaries of assets or equity securities of an entity whose principal place of business is outside of the United States and Europe, or any merger or consolidation of NYSE Euronext or any of its subsidiaries with an entity whose principal place of business is outside of the United States and Europe, pursuant to which NYSE Euronext has agreed that one or more directors of the NYSE Euronext board of directors is a person who is neither a U.S. domiciliary nor a European domiciliary as of the most recent election of directors.	Holdco may be a party to a legal demerger. The term "demerger" includes both split-ups and spin-offs. A resolution to effect a demerger may only be adopted on the basis of a demerger proposal to be prepared by the management boards of the parties to the demerger. Within Holdco, the resolution to effect a demerger will be adopted by the general meeting of shareholders by a resolution passed with at least a two-thirds majority of the votes cast, without a quorum being required, provided that such resolution can only be adopted at the proposal of the board. However, in the cases referred to in Section 2:334ff of the Dutch Civil Code, the resolution to effect a demerger may, unless the articles of association provide otherwise, be adopted by the Holdco board of directors.

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders

Limitations on Ownership Concentration

In connection with Deutsche Börse's acquisition of an interest in International Securities Exchange, LLC (which is referred to as "ISE"), Deutsche Börse's supervisory and management boards adopted resolutions relating to certain limitations on concentration of ownership of Deutsche Börse shares. The resolutions provide that for so long as Deutsche Börse directly or indirectly controls ISE, if any person, either alone or together with its related persons, directly or indirectly owns of record or beneficially, as determined under Sections 21 and 22 of the German Securities Trading Act, 20%, 25%, 30%, 50% or 75% or more of the then-issued Deutsche Börse shares entitled to vote on any matter, Deutsche Börse will, as soon as practicable, give written notice of such ownership to the board of directors of ISE and to ISE Trust, a statutory trust formed under the laws of the State of Delaware.

The certificate of ISE's parent company, International Securities Exchange Holdings, Inc. ("ISE Holdings") provides that, if a person or group that has not been approved by the SEC directly or indirectly owns more than 40% (or 20% if such person is a member of ISE) of the issued shares of ISE Holdings, then an amount of Holdings' shares sufficient to reduce such person(s) ownership of ISE Holdings to 40% (or 20% in the case of ISE members) would be automatically transferred to ISE Trust.

Under German law, there are no statutory limitations relating to ownership concentration.

The NYSE Euronext certificate of incorporation provides that no person, either alone or with its related persons (as that term is defined in the NYSE Euronext certificate of incorporation) may beneficially own shares of stock of NYSE Euronext representing in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter unless otherwise approved by the NYSE Euronext board of directors (in accordance with the requirements of the NYSE Euronext certificate of incorporation) and the SEC.

Any waiver of the ownership limitation must also be approved by each European regulator having appropriate jurisdiction and authority.

In considering whether to grant a waiver of the ownership limitations, the NYSE Euronext board of directors must determine, among other things, that the ownership of such shares:

- will not impair the ability of NYSE Euronext or the U.S. regulated subsidiaries of NYSE Euronext to discharge their respective responsibilities under the Exchange Act and the rules thereunder;

- will not impair the ability of NYSE Euronext or the European market subsidiaries of NYSE Euronext to discharge their respective responsibilities under European exchange regulations;

- will not impair the SEC's ability to enforce the Exchange Act;

- will not impair the European regulator's ability to enforce European exchange regulations; and

The Holdco articles of association will provide that no person, either alone or together with its related persons (as defined in the Holdco articles of association), may beneficially own Holdco shares entitling the holder(s) thereof to cast votes representing in the aggregate more than 40% of all votes that may be cast on any matter. However, a 20% ownership limitation will apply to any person who is a member of New York Stock Exchange LLC, NYSE Amex LLC, International Securities Exchange, LLC, EDGA Exchange, Inc. or EDGX Exchange, Inc., an ETP holder of NYSE Arca Equities, Inc., an OTP holder or OTP firm of NYSE Arca, Inc., or a related person of any such member, ETP OTP holder or OTP firm.

If a person exceeds the ownership limitation, it will be required to transfer the number of Holdco shares held in excess of the ownership limitation amount, and the rights to vote, attend general meetings of Holdco shareholders and receive dividends or other distributions attached to shares held in excess of the ownership limitation will be suspended for so long as the ownership limitation is exceeded. If such person fails to comply with the transfer obligation within a specified period, then Holdco will be irrevocably authorized to take actions on behalf of such person in order to cause it to comply with such obligations.

A person who is obligated to transfer Holdco shares pursuant to the ownership limitation has certain rights to request a valuation by an independent expert, in which case such person will be obliged to sell the relevant shares on any stock exchange where Holdco shares are listed, and such expert may determine the value to be equal to the price received for the

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	• is otherwise in the best interests of NYSE Euronext, its shareholders, its U.S. regulated subsidiaries and its European market subsidiaries. In addition, the NYSE Euronext board of directors may not waive the ownership limitation for: • any person who is subject to any statutory disqualification under the Exchange Act (a "U.S. disqualified person"); or • any person who has been determined by a European regulator to be in violation of the laws or regulations adopted in accordance with the European MiFID applicable to any European market subsidiary requiring such person to act fairly, honestly and professionally (a "European disqualified person").	shares on such stock exchange where Holdco shares are listed. The ownership limitation will apply to each person unless it has (i) delivered a notice meeting certain requirements to the Holdco board of directors, and (ii) obtained a written confirmation from the Holdco board of directors that the board has resolved to expressly permit such ownership, such resolution has been filed with, and approved by, the SEC and to the extent required, the relevant European regulators. The Holdco board of directors may permit the ownership in excess of the ownership limitation under certain conditions with the approval of the SEC. Additionally, any such waiver of the ownership limitation must be approved by European regulators having appropriate jurisdiction and authority. In considering whether to permit ownership in excess of the ownership limitation, the Holdco board of directors must determine, among other things, that the ownership of such shares: • will not impair the ability of Holdco or the U.S. regulated subsidiaries of Holdco to discharge their respective responsibilities under the Exchange Act and the rules thereunder; • will not impair the ability of Holdco or the European market subsidiaries of Holdco to discharge their respective responsibilities under European exchange regulations; • will not impair the SEC's ability to enforce the Exchange Act; • will not impair the European regulators' ability to enforce European exchange regulations; and

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
		• is otherwise in the best interests of Holdco, its shareholders, its U.S. regulated subsidiaries and its European market subsidiaries.
		In addition, the Holdco board of directors may not permit ownership in excess of the ownership limitation for any person who is a U.S. disqualified person or a European disqualified person.
		In addition, Section 5:32d of the Dutch Financial Supervision Act requires a declaration of no objection of the Dutch Minister of Finance for any holding, acquisition or increase of a direct or indirect interest of more than 10% of the outstanding capital or voting rights (a "qualifying interest") in an operator or holder of a regulated market in the Netherlands which has been granted a license to operate such market pursuant to Section 5:27 of the Dutch Financial Supervision Act. The Dutch Minister of Finance has delegated its powers to grant a declaration of no objection under Section 5:32d of the Dutch Financial Supervision Act to the AFM except in cases where the acquisition of the qualifying interest involves a fundamental change to the shareholding structure of the relevant licensed operator or holder of a regulated market in the Netherlands. Holdco, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V., Euronext N.V. and NYSE Euronext (Holding) N.V. directly or indirectly control Euronext Amsterdam N.V., which is the licensed holder and operator of a regulated market in the Netherlands, and have obtained a declaration of no objection under Section 5:32d referred to above. Therefore any holding, acquisition or increase of a direct interest in

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
		Holdco which results in an indirect qualifying interest in Euronext Amsterdam N.V., (and Euronext N.V., NYSE Euronext (Holding) N.V. or NYSE Euronext (International) B.V. or any of them to the extent they are regarded by the Dutch Minister of Finance, and are licensed, as holder and/or operator of a regulated market in the Netherlands jointly with Euronext Amsterdam N.V.) will trigger the requirement to obtain a declaration of no objection of the Dutch Minister of Finance in the event of a fundamental change in the shareholding structure or otherwise the AFM on behalf of the Dutch Minister of Finance. Such declaration should be granted unless such holding, acquisition or increase (1) could or would lead to a formal or actual control structure that is lacking in transparency and would therefore constitute an impediment to the adequate supervision of the compliance by the market operator with the rules applicable to the regulated market; (2) could or would lead to an influence on the regulated market operator that is contrary to the interests which the Dutch Financial Supervision Act seeks to protect; or (3) could jeopardize the healthy and prudent operation of the regulated market concerned. Similar requirements apply with respect to Euronext Amsterdam N.V. as licensed operator of Alternext, a multilateral trading platform.
Limitations on Voting Concentration		
In connection with Deutsche Börse's acquisition of an interest in ISE, Deutsche Börse's supervisory and management boards adopted resolutions relating to certain limitations on concentration of ownership of Deutsche Börse shares.	The NYSE Euronext certificate of incorporation provides that no person, either alone or with its related persons, may possess the right to vote or cause the voting of shares representing more than 10% of the then outstanding votes	The Holdco articles of association will provide that no person, either alone or together with its related persons (as defined in the Holdco articles of association), will be entitled to vote or cause the voting of Holdco shares beneficially

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders

The resolutions provide that for so long as Deutsche Börse directly or indirectly controls ISE, if any person, either alone or together with its related persons, directly or indirectly owns of record or beneficially, as determined under Sections 21 and 22 of the German Securities Trading Act, 20%, 25%, 30%, 50% or 75% or more of the then-outstanding Deutsche Börse shares entitled to vote on any matter, Deutsche Börse will, as soon as practicable, give written notice of such ownership to the board of directors of ISE and to ISE Trust, a statutory trust formed under the laws of the State of Delaware.

The certificate of ISE's parent company, International Securities Exchange Holdings, Inc. ("ISE Holdings") provides that, if a person or group that has not been approved by the SEC directly or indirectly acquires voting control over more than 20% of the outstanding shares of ISE Holdings, then an amount of Holdings' shares sufficient to reduce such person(s) voting control over outstanding shares of ISE Holdings to 20% or below would be automatically transferred to ISE Trust.

Under German law, there are no statutory limitations relating to voting concentration that are applicable to Deutsche Börse.

entitled to be cast on any matter, and no person, either alone or with its related persons, may acquire the ability to vote more than 10% of the then outstanding votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote shares of NYSE Euronext capital stock.

The voting limitations do not apply to a solicitation of a revocable proxy by or on behalf of NYSE Euronext or by any officer or director of NYSE Euronext acting on behalf of NYSE Euronext or to a solicitation of a revocable proxy by a NYSE Euronext shareholder in accordance with Regulation 14A of the Exchange Act. This exception, however, does not apply to certain solicitations by a shareholder pursuant to Rule 14a-2(b)(2) of the Exchange Act, which permits a solicitation made otherwise on behalf of NYSE Euronext where the total number of persons solicited is not more than ten.

The NYSE Euronext board of directors may waive the limitations on voting concentration under certain conditions with the approval of the SEC.

Additionally, any waiver of the voting limitation must also be approved by European regulators having appropriate jurisdiction and authority.

In considering whether to grant a waiver of the voting limitations, the NYSE Euronext board of directors must determine, among other things, that the exercise of such voting rights:

• will not impair the ability of NYSE Euronext or the U.S.

owned by such person or its related persons in excess of twenty percent (20%) of all votes that may be cast on any matter, and no person, either alone or together with its related persons, may acquire the ability to vote in excess of 20% of all votes entitled to be cast on any matter by virtue of agreements entered into by it with other persons not to vote outstanding Holdco shares.

If a person exceeds the voting limitation, Holdco will be required to disregard any votes purported to be cast in excess of the voting limitation amount.

The voting limitation will apply to each person unless it has (i) delivered a notice meeting certain requirements to the Holdco board of directors, and (ii) obtained a written confirmation from the Holdco board of directors that the board has resolved to expressly permit such voting, such resolution has been filed with, and approved by, the SEC and to the extent required, the relevant European regulators.

The voting limitations do not apply to a solicitation of a revocable proxy from a Holdco shareholder by or on behalf of Holdco or by any officer or director of Holdco acting on behalf of Holdco, or to a solicitation of a revocable proxy from a Holdco shareholder by any other Holdco

shareholder in accordance with Regulation 14A under the Exchange Act. This exception, however, does not apply to certain solicitations by a shareholder pursuant to Rule 14a-2(b)(2) under the Exchange Act, which permits a solicitation made otherwise than

xDeutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	regulated subsidiaries of NYSE Euronext to discharge their respective responsibilities under the Exchange Act and the rules thereunder;	on behalf of Holdco where the total number of persons solicited is not more than ten.
	• will not impair the ability of NYSE Euronext or the European market subsidiaries of NYSE Euronext to discharge their respective responsibilities under European exchange regulations;	In the event that a quorum is required pursuant to the laws of the Netherlands or the Holdco articles of association, Holdco shares held in excess of the voting limitation will not be counted as present at a general meeting of shareholders, and will not be counted as outstanding for purposes of determining whether there is a quorum, unless and only to the extent that the voting limitation has ceased to apply in accordance with the relevant provisions of the Holdco articles of association.
	• will not impair the SEC's ability to enforce the Exchange Act;	
	• will not impair the European regulator's ability to enforce European exchange regulations; and	
	• is otherwise in the best interests of NYSE Euronext, its shareholders, its U.S. regulated subsidiaries and its European market subsidiaries.	The Holdco board of directors may permit voting in excess of the voting limitation under certain conditions with the approval of the SEC. Additionally, any such waiver of the voting limitation must be approved by European regulators having appropriate jurisdiction and authority.
	In addition, the NYSE Euronext board of directors may not waive the voting limitation for any person who is a U.S. disqualified person or a European disqualified person.	In considering whether to permit voting in excess of the voting limitation, the Holdco board of directors must determine, among other things, that the voting of such shares:
		• will not impair the ability of Holdco or the U.S. regulated subsidiaries of Holdco to discharge their respective responsibilities under the Exchange Act and the rules thereunder;
		• will not impair the ability of Holdco or the European market subsidiaries of Holdco to discharge their respective responsibilities under European exchange regulations;

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
		• will not impair the SEC's ability to enforce the Exchange Act;
		• will not impair the European regulators' ability to enforce European exchange regulations; and
		• is otherwise in the best interests of Holdco, its shareholders, its U.S. regulated subsidiaries and its European market subsidiaries.
		In addition, the Holdco board of directors may not permit voting in excess of the voting limitation for any person who is a U.S. disqualified person or a European disqualified person.
		In addition, section 5:32d of the Dutch Financial Supervision Act requires a declaration of no objection of the Dutch Minister of Finance for any holding, acquisition or increase of a direct or indirect qualifying interest in an operator or holder of a regulated market in the Netherlands which has been granted a license to operate such market pursuant to Section 5:27 of the Dutch Financial Supervision Act. The Dutch Minister of Finance has delegated its powers to grant a declaration of no objection under section 5:32d of the Dutch Financial Supervision Act to the AFM except in cases where the acquisition of the qualifying interest involves a fundamental change to the shareholding structure of the relevant licensed operator or holder of a regulated market in the Netherlands. Holdco, NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. directly or indirectly control Euronext

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
		Amsterdam N.V. which is the licensed holder and operator of a regulated market in the Netherlands and have obtained a declaration of no objection under Section 5:32d referred to above. Therefore any holding, acquisition or increase of a direct interest in Holdco which results in an indirect qualifying interest in Euronext Amsterdam N.V. (and Euronext N.V., NYSE Euronext (Holding) N.V. or NYSE Euronext (International) B.V. or any of them to the extent they are regarded by the Dutch Minister of Finance, and are licensed, as holder and/or operator of a regulated market in the Netherlands jointly with Euronext Amsterdam N.V.) will trigger the requirement to obtain a declaration of no objection of the Dutch Minister of Finance, in the event of a fundamental change in the shareholding structure or otherwise of the AFM on behalf of the Dutch Minister of Finance. Such declaration should be granted unless the holding, acquisition or increase (1) could or would lead to a formal or actual control structure that is lacking in transparency and would therefore constitute an impediment to the adequate supervision of the compliance by the market operator with the rules applicable to the regulated market; (2) could or would lead to an influence on the relevant market operator that is contrary to the interests which the Dutch Financial Supervision Act seeks to protect; or (3) could jeopardize the healthy and prudent operation of the regulated market concerned. Similar requirements apply with respect to Euronext Amsterdam N.V. as licensed operator of Alternext, a multilateral trading platform.

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	Transfer Restrictions	
Deutsche Börse has not imposed any transfer restrictions on its shares. However, a shareholder may only make use of its voting rights upon the registration of such shareholder in the share ledger.	There are no transfer restrictions on NYSE Euronext shares.	Holdco has not imposed any transfer restrictions on its shares. The ordinary shares and preference shares will be freely transferable and capable of being encumbered with a right of pledge or usufruct. A transfer of non-listed ordinary shares or preference shares will require a written instrument and, if Holdco is not a party thereto followed either by Holdco's written acknowledgement of such transfer or service of (a true copy of) the relevant transfer instrument in accordance with Dutch law. Shares listed on the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris and any other stock exchange where Holdco shares or depository receipts of Holdco shares are listed, will be transferred in accordance with the applicable laws.
	Shareholder Proposals	
One or more shareholders holding shares representing an aggregate of at least 5% of the issued share capital of Deutsche Börse are entitled to request a general shareholders' meeting be called. Shareholders holding ordinary shares representing an aggregate of at least 5% of the issued share capital or holding shares in an aggregate nominal amount of at least €500,000 are entitled to require that a matter be placed on the agenda of the general shareholders' meeting for resolution. The requests must be made in writing stating the purpose and the reasons for the request and must be addressed to the Deutsche Börse management board. A proper request will be published together with the notice of the shareholders' meeting and the agenda in the electronic version of the German Federal Gazette *(elektronischer*	The proposal of business to be considered by the shareholders may be made by any shareholder of NYSE Euronext by giving notice to the Secretary of NYSE Euronext within a certain period. Such business must also be a proper matter for shareholder action.	The notice convening any general meeting of shareholders must include or be accompanied by an agenda indicating the items for discussion and shall mention where such agenda can be obtained, which shall, in any event, be at the offices of Holdco in the Netherlands, as well as any proposals for the agenda. Items for which a written request has been filed to discuss at the general meeting of shareholders will be included in the notice or announced in the same manner, provided that • Holdco received the substantiated request or a proposal for a resolution no later than the 60th day before the date of the meeting; and • the shareholder or shareholders making the

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
Bundesanzeiger), or, if a request was made after the publication of the notice and agenda, will be published without undue delay. Additionally, each shareholder may submit, at or prior to the shareholders' meeting, counter proposals to the proposals submitted by the Deutsche Börse management board and the Deutsche Börse supervisory board. Under certain circumstances, such counter proposals must be published in the electronic German Federal Gazette prior to such shareholders' meeting.		request represent at least one-hundredth part of Holdco's issued share capital or, according to the applicable official price list of the New York Stock Exchange, the Frankfurt Stock Exchange, Euronext Paris or any other stock exchange where shares or depositary receipts of shares are listed, a value of at least €50,000,000, or such other part of Holdco's issued capital as may be required in this respect by the laws of the Netherlands from time to time.
	Governance	
Deutsche Börse has a two-tier board system consisting of the management board and the supervisory board. The Deutsche Börse management board leads Deutsche Börse and manages its business. It currently consists of six members. Members of the management board are appointed by the supervisory board. The statutory maximum term for members of the management board is five years. Deutsche Börse management board members may be reappointed. The Deutsche Börse supervisory board supervises and advises the management board in the management of Deutsche Börse. The Deutsche Börse management board must obtain the Deutsche Börse supervisory board's prior approval for certain transactions of particular importance as determined by the supervisory board. There are currently 18 members of the Deutsche Börse supervisory board, which consists of 12 shareholder representatives and six employee representatives. No more than two former members of the Deutsche Börse management board may be	The number of NYSE Euronext directors is 16 and may be changed and fixed from time to time by the NYSE Euronext board of directors pursuant to a resolution adopted by not less than two-thirds of the directors then in office. In any election of directors, the nominees who will be elected to the board of directors are the nominees who receive the highest number of votes such that, immediately after the election: • U.S. domiciliaries as of such election will constitute at least half of, and no more than the smallest number of directors that will constitute a majority of, the directors on the board of directors; and • European domiciliaries as of such election will constitute the remainder of the directors. Each director holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.	Until the end of the annual general meeting of shareholders occurring in 2015 (which is referred to in this document as the "initial board term"), the Holdco board of directors will consist of 17 directors constituted as follows: one executive director nominated for appointment upon designation by NYSE Euronext, being the Holdco group chief executive officer; one director nominated for appointment upon designation by Deutsche Börse, being the Holdco group chairman; and 15 non-executive directors, consisting of six non-executive directors nominated for appointment upon designation by NYSE Euronext and nine non-executive directors nominated for appointment upon designation by Deutsche Börse. Immediately following the expiry of the initial board term, the number of directors will be decreased and the Holdco board of directors will consist of 12 members (without distinguishing the directors by class) constituted

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
members of the Deutsche Börse supervisory board.	Under the NYSE Euronext bylaws, either (1) the chairman of the board of directors must be a U.S. domiciliary and the chief executive officer must be a European domiciliary, in each case, as of the most recent election of directors, or (2) the chairman of the board of directors must be a European domiciliary and the chief executive officer must be a U.S. domiciliary, in each case, as of the most recent election of directors. The foregoing governance provisions may only be changed by a vote of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors.	as follows: one executive director, being the Holdco group chief executive officer; one director, being the Holdco group chairman; and ten non-executive directors.

Nomination and Appointment of Directors

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
The Deutsche Börse supervisory board is responsible for the appointment of the members to the Deutsche Börse management board and the revocation of such appointment. The Deutsche Börse supervisory board appoints one member of the management board as chairman. The Deutsche Börse supervisory board members are elected for a term of office ending at the closing of the general shareholders' meeting which votes on the approval for the second fiscal year after the commencement of the term of office, not including such fiscal year in which the term of office has commenced. The general shareholders' meeting may set a shorter term of office for one or several shareholder representatives.	Directors are elected by the shareholders at each annual meeting of shareholders. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. U.S. domiciliaries as of such election must constitute at least half of, and no more than the smallest number of directors that will constitute a majority of, the directors on the board of directors; and European domiciliaries as of such election will constitute the remainder of the directors.	Unless the Holdco board of directors determines that Holdco qualifies as a "foreign private issuer" as described in "Business of Holdco and Certain Information about Holdco—Board of Directors—Composition," each of the directors will be appointed by the general meeting of shareholders for a term that will expire at the end of the next annual general meeting of shareholders or until his or her successor is elected or, if earlier, upon such director's resignation, removal or death. Directors are appointed by the general meeting of shareholders by a vote in favor of at least two-thirds majority of the votes cast, representing more than one-half of Holdco's issued share capital or, in the case of any person

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	The nomination of a director for election may be made by any shareholder of NYSE Euronext by giving notice to the Secretary of NYSE Euronext within a certain period. Any notice given to the Secretary of NYSE Euronext purporting to nominate one or more directors must include the documentation necessary to determine whether the nominee is a U.S. domiciliary or a European domiciliary as set forth in the bylaws of NYSE Euronext. Any vacancy on the board of directors may be filled only by a majority vote of the remaining directors then in office. Vacancies created by the death, retirement, resignation, disqualification or removal from office of a U.S. domiciliary or a European domiciliary must be filled by a U.S. domiciliary or a European domiciliary, respectively. Vacancies created by an increase in the number of directors between annual meetings will be filled such that following the filling of such vacancy:	nominated by the Holdco board of directors for appointment as a director, by the vote in favor of at least a majority of the votes cast. The Holdco board of directors may also submit a binding nomination in accordance with Section 2:133 of the Dutch Civil Code to nominate persons for appointment as directors at the general meeting of shareholders and, in the event of any such binding nomination, the general meeting will appoint directors solely from such binding nominations. However, the general meeting may, by a resolution passed with at least a two-thirds majority of the votes cast, representing more than one-half of Holdco's issued capital, resolve that the candidates proposed pursuant to any binding nomination will not be appointed as directors, in which case the Holdco board of directors has the right to submit a new binding nomination with respect to any board seats which are to be filled for the appointment of director(s) at a further general meeting of shareholders.
	• U.S. domiciliaries as of their most recent election or appointment will constitute at least half of, and no more than the smallest number of directors that will constitute a majority of, the directors on the board of directors; and	
	• European domiciliaries as of their most recent election or appointment will constitute the remainder of the directors.	

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders

Removal of Directors

The Deutsche Börse supervisory board is responsible for the appointment of the members to the management board and the revocation of such appointment. If a member of the Deutsche Börse supervisory board ceases to be a member prior to the expiration of his term of office, a new member will be co-opted for the remaining term of office of the withdrawing member. Any member of the Deutsche Börse supervisory board may, for cause or otherwise, resign from office by giving one month's written notice to the Deutsche Börse management board.	Subject to the rights of holders of any series of preferred stock with respect to directors elected solely by such holders, any director may be removed, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors. Under Section 19(h)(4) of the Exchange Act, the SEC has the power to remove the director of a U.S. self-regulatory organization from office under certain circumstances.	A director may be suspended or removed by the general meeting of shareholders at any time by a resolution passed with at least a two-thirds majority of the votes cast, representing more than one-half of Holdco's issued capital. If permitted under the laws of the Netherlands, a director may also be suspended by the Holdco board of directors. Any suspension may not last longer than three months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension, the suspension will end.

Amendments to Certificate of Incorporation and Articles of Association

Amendments to Deutsche Börse's articles of incorporation can only be made at a shareholders' meeting. Resolutions passed in this respect by Deutsche Börse's shareholders require only a simple majority of the votes cast, with the exception of the amendment of Deutsche Börse's business objective, which requires 75% of the votes cast.	Under the Delaware General Corporation Law, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to shareholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class. The NYSE Euronext certificate of incorporation provides that NYSE Euronext reserves the right from time to time to amend or repeal any provision of the NYSE Euronext certificate of incorporation and that all rights conferred thereby are granted subject to this right. The affirmative vote of not less than 80% of the votes entitled to be cast by holders of the outstanding shares of capital stock	The general meeting of shareholders may resolve to amend Holdco's articles of association by a resolution passed with at least a two-thirds majority of the votes cast, without a quorum being required, provided that such resolution can only be adopted at the proposal of the Holdco board of directors. When a proposal to amend Holdco's articles of association is made to the general meeting of shareholders, the notice convening the meeting must state so and a copy of the proposal, including the verbatim text thereof, will be deposited and kept available at Holdco's office for inspection by Holdco's shareholders, until the conclusion of the meeting. From the day of deposit until the day of the meeting, a shareholder will, on application, be provided with a copy of the proposal free of charge. An amendment of Holdco's articles of association

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	of NYSE Euronext entitled to vote generally in the election of directors, voting together as a single class, is required to amend in any respect or repeal provisions relating to:	will be laid down in and effected by a notarial deed.
	• the limitations on the concentration of ownership and voting power;	For so long as Holdco controls, directly or indirectly, any U.S. regulated subsidiary, before any amendment to any provision of the Holdco articles of association may become effective, it must be submitted to the board of directors of each U.S. regulated subsidiary. If any or all of such boards of directors determine that such amendment must be filed with, or filed with and approved by, the SEC before it may be effective under Section 19 of the Exchange Act, then such amendment will not be effective until filed with, or filed with and approved by, the SEC, as applicable.
	• the power to call special shareholder meetings;	
	• the right to fill vacancies on the board of directors and newly created directorships;	
	• the matters that the NYSE Euronext board of directors may consider in light of a potential change in control of NYSE Euronext;	
	• the inability of shareholders to act by written consent and the quorum requirements of a shareholder meeting;	For so long as Holdco controls, directly or indirectly, any European market subsidiary (as defined below—see "Description of the Shares of Holdco—Ownership and Voting Limits in Holdco Articles of Association"), before any amendment to any provision of the Holdco articles of association may become effective, it must be submitted to the board of directors of each European market subsidiary. If any or all of such boards of directors determine that such amendment must be filed with, or filed with and approved by, a European regulator before it may be effective under European exchange regulations, then such amendment will not be effective until filed with, or filed with and approved by the relevant European regulators.
	• the transfer restrictions imposed on the NYSE Euronext shares; and	
	• the provisions setting forth the requirements for amendments to the NYSE Euronext certificate of incorporation.	
	For so long as NYSE Euronext controls, directly or indirectly, any U.S. regulated subsidiaries, before any amendment or repeal of any provision of the certificate of incorporation is effective, it must be submitted to the boards of directors of the NYSE, NYSE Market, NYSE Regulation, NYSE Arca, Inc. and NYSE Arca Equities. If these boards of directors determine that the amendment or repeal must be filed with and/or approved by the SEC	

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	under Section 19 of the Exchange Act, then the amendment or repeal may not be effectuated until this has taken place.	
	The affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors, voting together as a single class, will be required to amend the provision of the NYSE Euronext certificate of incorporation providing that the NYSE Euronext shareholders may amend the NYSE Euronext bylaws only pursuant to the provisions of the NYSE Euronext bylaws (see "Comparison of Shareholder Rights Before and After the Combination—Amendments to Bylaws or Other Governing Documents"), but such vote will not be required to amend the provisions in the NYSE Euronext certificate of incorporation providing that proposed amendments or repeals must be submitted to the European market subsidiaries and U.S. regulated subsidiaries, as described in more detail below.	
	For so long as NYSE Euronext controls, directly or indirectly, any European market subsidiary, before any amendment or repeal of any provision of the NYSE Euronext certificate of incorporation will be effective, the amendment or repeal must be submitted to the board of directors of such European market subsidiary and, if such board determines that such amendment or repeal must be filed with, or filed with and approved by, a European regulator under European exchange regulations before such amendment or repeal	

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	may be effectuated, then the amendment or repeal will not be effectuated until filed with, or filed with and approved by, the relevant European regulator. For purposes of these provisions, a "European market subsidiary" means a "market operator," as defined by the European MiFID.	
Amendments to Bylaws or Other Governing Documents		
Each corporate body of Deutsche Börse can pass resolutions regarding bylaws governing its actions including responsibilities or rules of procedure. However, rules of procedure for the management board can only be passed by the supervisory board. Resolutions of the Deutsche Börse supervisory board as to its bylaws can be passed with a simple majority of votes cast. The bylaws of the shareholders' meeting may be amended by resolutions passed by 75% of the votes cast, and may include, for example, procedures regarding security checks, limitation of speaking time and procedures for taking ballots.	The NYSE Euronext board of directors is expressly empowered to adopt, amend or repeal the NYSE Euronext bylaws. The shareholders may adopt additional bylaws and amend, modify or repeal any bylaw whether or not adopted by them, by a majority of votes cast at a meeting by shareholders entitled to vote. For so long as NYSE Euronext controls, directly or indirectly, any U.S. regulated subsidiary, before any amendment or repeal of any provision of the certificate of incorporation is effective, it must be submitted to the boards of directors of the NYSE, NYSE Market, NYSE Regulation, NYSE Arca, Inc. and NYSE Arca Equities. If any of these boards of directors determines that the amendment or repeal must be filed with, or filed with and approved by, the SEC under Section 19 of the Exchange Act, then the amendment or repeal will not be effectuated until filed with, or filed with and approved by, as applicable, the SEC.	Until the annual general meeting of shareholders occurring in 2016, the Rules for the Board of Directors may be amended and supplemented by the Holdco board of directors from time to time by a resolution adopted by more than 66% of the total number of directors that would be in office if none of the Holdco board of directors' seats would be vacant and all directors would be able to perform their duties. Thereafter, the Rules for the Board of Directors may be amended and supplemented in accordance with their terms. In case a change of the Rules for the Board of Directors at the same time would constitute a change of the articles of association, or would conflict with the articles of association, the change to the Rules for the Board of Directors will become effective only upon the effectiveness of a change of the Holdco articles of association.

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	Amendments to certain NYSE Euronext bylaws require an affirmative vote of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors. These include bylaws relating to: • board size; • board composition; • certain qualifications for directors and for the chairman of the board and the chief executive officer; • the requirements for filling vacancies on the board of directors; • the notice required for special meetings of the board of directors; • the ability of directors to attend meetings telephonically; • the composition of the nominating and governance committee; • the definition of "Europe"; • the requirement that not less than two-thirds of the board approve certain extraordinary transactions (see "Comparison of Shareholder Rights Before and After the Combination—Approval of Extraordinary Transactions"); and • the director and shareholder approval thresholds necessary to amend the bylaws.	

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	In addition, for so long as NYSE Euronext controls, directly or indirectly, any European market subsidiary, before any amendment or repeal of any provision of the NYSE Euronext bylaws will be effective, such amendment or repeal will be submitted to the boards of directors of the European market subsidiaries. If any or all of such boards of directors determines that such amendment or repeal must be filed with, or filed with and approved by, a European regulator under European exchange regulations before such amendment or repeal may be effectuated, then such amendment or repeal will not be effectuated until filed with, or filed with and approved by, as applicable, the relevant European regulator. For purposes of these provisions, a "European market subsidiary" means a "market operator," as defined by the European MiFID.	
Suspension, Revocation and Repeal of Certain Provisions of the Charter and Bylaws		
There is no analogous provision in the Deutsche Börse's articles of association.	Immediately following the exercise of a Euronext call option and for so long as the Dutch foundation continues to hold any priority shares or ordinary shares of Euronext, or the voting securities of one or more of subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business, the following provisions of the NYSE Euronext bylaws will be suspended: • the requirement that European domiciliaries are represented in a certain proportion on the NYSE Euronext board of directors and the nominating	There is currently no analogous provision in Holdco's articles of association or Holdco's Rules for the Board of Directors.

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	and governance committee of the NYSE Euronext board of directors; • the requirement of supermajority board or shareholder approval for certain extraordinary transactions; • the provisions granting jurisdiction to European regulators over certain actions of NYSE Euronext and the NYSE Euronext board of directors; and • references to European regulators, European market subsidiaries and European disqualified persons appearing in the NYSE Euronext bylaws. If: • after a period of six months following the exercise of a Euronext call option, the Dutch foundation continues to hold any ordinary shares of Euronext or of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business; • after a period of six months following the exercise of a Euronext call option, the Dutch foundation continues to hold any Euronext priority shares or priority shares or similar voting securities of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business (provided that, in this case, the NYSE Euronext board of directors will have approved of the applicable revocation); or	

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	• at any time, NYSE Euronext no longer holds a direct or indirect controlling interest in Euronext or in one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business;	

then the following provisions will be revoked:

- the NYSE Euronext bylaw provisions noted above that were subject to suspension;

- the references in the NYSE Euronext certificate of incorporation and NYSE Euronext bylaws to European regulators, European exchange regulations, European market subsidiaries, European regulated markets, Europe and European disqualified persons;

- the provisions in the NYSE Euronext certificate of incorporation and bylaws requiring that amendments to the NYSE Euronext certificate of incorporation or bylaws be submitted to the European market subsidiaries and, if applicable, filed with and approved by a European regulator; and

- the provisions in the NYSE Euronext bylaws requiring approval of not less than (1) two-thirds or more of the NYSE Euronext directors or (2) 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors to amend certain bylaw provisions.

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	In addition, any officer or director of NYSE Euronext who is a European domiciliary will resign or be removed from his or her office.	

Appraisal or Dissenters' Rights

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
An appraisal proceeding (*Spruchverfahren*) is available to Deutsche Börse shareholders under the German Appraisal Proceedings Law (*Spruchverfahrensgesetz*). Under this law, a court can be asked to determine the adequacy of the consideration or compensation paid to minority shareholders in certain corporate transactions including (1) the consolidation or merger of companies according to the provisions of the German Transformation Act; (2) the conclusion of a domination or profit and loss transfer agreement between a controlling shareholder and its dependent company; (3) the squeeze-out of minority shareholders pursuant to Sections 327a *et seq.* of the German Stock Corporation Act by a shareholder holding at least 95% of the share capital of a corporation; and (4) according to the German Federal Court of Justice, the delisting of Deutsche Börse from the German stock exchange. In each of these circumstances, the shareholder seeking the adequacy determination must comply with the procedural requirements specified in the applicable statutory provision.	Under the Delaware General Corporation Law, a shareholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the corporation is participating or a sale of all or substantially all of the assets of the corporation, subject to specified procedural requirements. The Delaware General Corporation Law does not confer appraisal rights, however, if the corporation's stock is either: • listed on a national securities exchange; or • held of record by more than 2,000 holders; and further provided that no appraisal rights will be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation. Even if a corporation's stock meets these requirements (as NYSE Euronext's currently does), the Delaware General Corporation Law still provides appraisal rights if shareholders of the corporation are required to accept for their stock in any merger, consolidation or similar transaction anything other than: • shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;	Dutch law recognizes the concept of appraisal or dissenters' rights in certain circumstances. These rights include: • the right for minority shareholders to object to the squeeze-out price proposed to the court by the holders of 95% or more of the issued capital of Holdco in squeeze-out proceedings pursuant to Section 2:92a Dutch Civil Code; • the right for dissenting shareholders of the acquired company in a cross-border merger with a company incorporated in another European Union or European Economic Area member state to be indemnified pursuant to Section 2:333h Dutch Civil Code; and • the right for minority shareholders to object to the squeeze-out price proposed to the court by the holders of 95% or more of the issued capital and voting rights of Holdco in squeeze-out proceedings pursuant to Section 2:359c Dutch Civil Code following a public takeover offer.

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	• shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders; • cash in lieu of fractional shares or fractional depository receipts described in the foregoing; or • any combination of the foregoing.	
	Preemption Rights	
Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preferential right to subscribe for issues of new shares in proportion to the number of shares such shareholder holds in the corporation's existing share capital (preemption rights or subscription rights; *Bezugsrechte*). The German Stock Corporation Act allows companies to exclude this preferential subscription right in limited circumstances and only if so provided in the same shareholder resolution that authorizes the accompanying capital increase or share issuance. At least 75% of the share capital represented at the meeting must vote to authorize the exclusion of subscription rights. Prior to approval by the shareholders, exclusion of subscription rights requires the Deutsche Börse management board to report on the reasons for the exclusion to the shareholders in writing. With regard to the authorized capital, the Deutsche Börse management board may increase the share capital	Under the Delaware General Corporation Law, shareholders have no preemption rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation. The NYSE Euronext certificate of incorporation does not provide for preemption rights.	Dutch law and Holdco's articles of association generally give Holdco's shareholders preemption rights to subscribe on a pro rata basis for any issue of new shares or, upon a grant of rights, to subscribe for shares. Exceptions to these preemption rights include (1) the issue of shares against a non-cash contribution; (2) the issue of shares and the grant of rights to subscribe for shares to Holdco's employees or employees of its group companies; (3) the issue of shares to persons exercising a previously-granted right to subscribe for shares; and (4) the issue of preference shares. Holders of preference shares have no right of preemption on ordinary shares or preference shares. A shareholder has the legal right to exercise preemption rights for at least two weeks after the date of the announcement of the issue or grant by way of an announcement in the Dutch governmental gazette (*Staatscourant*) (or by way of

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
without offering subscription rights with the approval of the Deutsche Börse supervisory board.		written notice in the event of registered shares). Holdco will announce any issuance of shares with rights of preemption and the period of time within which such rights of preemption may be exercised in the Dutch Government Gazette (*Staatscourant*) and in a nationally distributed newspaper, unless the announcement is made to all holders of shares in writing to the address provided by each of them, and furthermore in such other manner as may be required to comply with the rules of the New York Stock Exchange, the Frankfurt Stock Exchange, Euronext Paris and any other stock exchange where Holdco shares or depositary receipts of Holdco shares are listed. However, Holdco's general meeting of shareholders, or Holdco's board of directors if so authorized by the general meeting of shareholders for a period not exceeding five years, may restrict or exclude preemption rights. A resolution by the general meeting of shareholders to delegate to Holdco's board of directors the authority to exclude or restrict preemption rights requires a supermajority of at least two-thirds of the valid votes cast at the general meeting of shareholders if less than half of Holdco's issued share capital are present or represented. A simple majority is sufficient if more than half of Holdco's issued share capital are present or represented. If not otherwise stated in the resolution to delegate, the delegation is irrevocable. A resolution by the general meeting of shareholders to delegate the authority to exclude or restrict preemption rights must be for a fixed period not exceeding

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
		five years and is only possible if the relevant corporate body is also designated as the corporate body authorized to issue shares. If the general meeting of shareholders has not delegated this authority to another corporate body, the general meeting of shareholders is authorized to restrict or exclude preemption rights. It is expected that prior to the completion of the combination, the Holdco board of directors will be designated by Holdco's general meeting of shareholders as the corporate body competent to exclude or restrict preemption rights for ordinary shares, subject to the limited authority it has to issue ordinary shares and grant rights to acquire ordinary shares, for a period of five years from the date of the resolutions. U.S. holders of Holdco shares should be aware that their ability to exercise preemption rights may be limited unless a registration statement under the Securities Act has been filed to register the offering of preemptive rights with the SEC.
Acquisition of Treasury Shares and Reduction of Share Capital		
Deutsche Börse may acquire its own shares on the basis of an authorization by the general meeting of shareholders which sets forth the lowest and the highest price for the shares, so long as it acquires no more than 10% of its issued shares. Such authorization can be granted for a period of up to five years. The purpose of the acquisition by Deutsche Börse of its own shares may not be trading in its own shares. Deutsche Börse may purchase its own shares for certain defined purposes (*e.g.*, if the acquisition is necessary to avoid severe and	Under the Delaware General Corporation Law, a corporation may redeem or repurchase its own shares, except that a corporation cannot generally make such a purchase or redemption if it would cause impairment of its capital.	Holdco may acquire its own shares subject to and in accordance with the limits prescribed by Dutch law, provided that (1) the nominal value of the shares Holdco and its subsidiaries hold at any time, in ownership or pursuant to a right of pledge, must not exceed 50% of Holdco's issued share capital and (2) its distributable reserves are at least equal to the purchase price. Subject to such threshold, Holdco may acquire its own fully paid shares at any time for no consideration (*om niet*). An acquisition of its shares for value

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
immediate damage to Deutsche Börse, if the shares are to be offered for purchase to persons who are or were in an employment relationship with Deutsche Börse or an affiliate or if the acquisition is made to compensate shareholders in connection with corporate transactions).		can only be effected if the general meeting of shareholders has so authorized the Holdco board of directors, which authorization will remain valid for a maximum period of 18 months and must specify the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. Authorization is generally not required for the acquisition of shares in order to transfer them to Holdco's employees. The actual acquisition may only be effected by a resolution of the Holdco board of directors.
		It is expected that prior to the completion of the combination, Holdco's general meeting of shareholders will authorize the Holdco board of directors to acquire fully paid-up ordinary shares and preference shares in Holdco's own capital, which authorization will be valid for a period of eighteen months from the date of the resolutions under the following conditions:
		• the acquisition price of ordinary shares will be between an amount equal to the nominal value of the ordinary shares and an amount equal to 110% of the average market price of these shares on the stock markets of the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris (the market price being the average of the closing price on each of the 30 consecutive days of trading preceding the three days prior to the date of repurchase);

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
		• the acquisition price of preference shares will be the nominal value of such preference shares; and
		• the number of shares that may be acquired is limited by the maximum number of shares that Holdco is allowed to repurchase and hold at any moment in accordance with current or future legislation and Holdco's articles of association.
		The general meeting of shareholders may resolve to cancel shares or to otherwise decrease Holdco's share capital subject to and in accordance with Dutch law, provided that pursuant to Holdco's articles of association a resolution to reduce Holdco's issued capital can only be adopted at the proposal of the Holdco board of directors, and provided further that a resolution to cancel shares can relate only to shares held as treasury or preference shares, regardless of whether they are held in treasury. Any reduction of Holdco's share capital by way of a decrease of the nominal value of shares without repayment of capital must be made pro rata to all shares of the same class. Such pro rata requirement may be waived if all shareholders of that class consent thereto. A resolution in respect of a capital reduction requires a majority of at least two-thirds of the votes cast, if less than half the issued capital is present or represented at the relevant general meeting of shareholders. If there are different classes of shares in issue, a resolution to reduce Holdco's share capital requires a prior or simultaneous resolution of approval by holders of at least two-thirds of shares of each class whose rights are prejudiced.

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	Shareholder Suits	
Each shareholder who was present at the general meeting of the shareholders and has objected to individual resolutions or all of the resolutions in the minutes may, within one month after adoption of the resolutions by the shareholders' meeting, take action against Deutsche Börse to contest such resolutions (*Anfechtungsklage*). However, German law does not provide for class actions and does not generally permit shareholder derivative suits, even in the case of a breach of duty by the members of the Deutsche Börse management board or the Deutsche Börse supervisory board. Company claims for compensatory damages against members of the Deutsche Börse management board or the Deutsche Börse supervisory board may, as a rule, only be asserted by Deutsche Börse itself, in which case Deutsche Börse is represented by the Deutsche Börse supervisory board when claims are made against members of the Deutsche Börse management board and by the Deutsche Börse management board when claims are made against members of the Deutsche Börse supervisory board. According to a ruling by the German Federal Court of Justice (*Bundesgerichtshof*), the supervisory board is obligated to assert claims for compensatory damages against the Deutsche Börse management board that are likely to be successful, unless important company interests would conflict with such an assertion of claims and such grounds outweigh, or are at least comparable to, the grounds in favor of asserting claims. In the event that the relevant entity with powers of representation decides	Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction that is the subject of the suit. Additionally, under Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.	Under Dutch law, a decision of a body of Holdco (e.g. the board of directors) may be subject to nullification in the event that the decision: (i) was contrary to any statutory provision; and/or (ii) was contrary to the standards of reasonableness and fairness that have to be observed vis-à-vis each other by those persons and bodies that, according to any statutory provision and/or the articles of association, are involved with Holdco; and/or (iii) was contrary to any provision contained in the articles of association of Holdco that determines the formal requirements of the decision making process; and/or (iv) was contrary to any board or committee rules of Holdco. Such nullification can only be requested in proceedings before the Dutch court by a party that has a "reasonable interest" in the due performance of the relevant obligation that has not been performed. Also, one or more shareholders in Holdco may, if they individually or jointly represent at least 10% of the capital and/or are entitled to shares or depositary receipts with a nominal value of at least €225,000, start so-called "*inquiry proceedings*" before the Enterprise Chamber of the Amsterdam Court of Appeals. In these proceedings, the shareholder(s) may request that the Enterprise Chamber will appoint one or more persons to conduct an inquiry into the policy of Holdco. If the Enterprise Chamber finds there are reasons to question the policy of Holdco, it may order such enquiry. Depending on the outcome of the enquiry, the Enterprise Chamber may declare that there has been mismanagement at Holdco. Further

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
not to pursue such claims, then such claims of Deutsche Börse for compensatory damages must nevertheless be asserted against members of the management board or the supervisory board if the general shareholders' meeting passes		to that declaration, the Enterprise Court may take certain permanent measures, such as the suspension or dismissal of one or more members of the board of directors, and/or suspension or annulment of one or more decisions of a body of Holdco. In addition, pending the enquiry, the Enterprise Chamber may take certain immediate measures, also including the suspension of one or more members of the board of directors and/or suspension or annulment of
a resolution to this effect by a simple majority vote. Any damage claims should be brought within six months from the date of the shareholders' meeting. The shareholders' meeting may appoint special representatives to assert a claim for damages. The court will, upon petition by shareholders whose aggregate holdings amount to at least 10% of the share capital or a portion of the share capital of €1,000,000, appoint persons other than those appointed to represent Deutsche Börse to assert the claim for damages, if in the opinion of the court such appointment is appropriate for the proper assertion of such claim.		one or more decisions of a body of Holdco or voting rights. The declaration of the Enterprise Chamber that there has been mismanagement at a company may be a stepping stone for the establishment (in separate proceedings) of director's liability vis-à-vis the company and/or third parties.
Additionally, shareholders whose aggregate holdings amount to at least 1% of the share capital or €100,000 are entitled to request admission to file a claim for damages on behalf of Deutsche Börse. The court will admit the claim if:		With regard to damages actions, in the event a third party is liable to Holdco for damage it suffered, only Holdco itself can bring a civil action against that party. Individual shareholders do not have the right to bring an action on behalf of Holdco. Only in the event that the cause for the liability of a third party to Holdco also constitutes a tortuous act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name.
• the shareholders exercising the right to file a claim for damages establish that (1) they have acquired the shares prior to the alleged breach of duty; and (2) they have demanded, to no avail, that Deutsche Börse file the claim within a reasonable period of time;		It should be noted, that Dutch law provides for the possibility to initiate actions against a third party collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (*verklaring voor recht*). In order to obtain compensation for damages, the foundation or association and
• facts have been presented that justify a suspicion that Deutsche Börse has been damaged by improprieties or serious breaches of the law or the articles of association; and		

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
• no overriding interests of Deutsche Börse prevent the enforcement of the compensation claim.		the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party or group of injured parties may also itself institute a civil claim for damages independent from the collective action and mass settlement initiative by a foundation or association, provided that it has opted out of the mass settlement in time.
	Rights of Inspection	
German law does not permit shareholders to inspect corporate books and records. However, Section 131 of the German Stock Corporation Act provides each shareholder with a right to information at the general meeting of the shareholders, to the extent that such information is necessary to permit a proper evaluation of the relevant item on the agenda. The right to information is a right only to oral information at a general meeting of the shareholders. Information may be given in writing to shareholders, but they are neither entitled to receive written information nor to inspect any documents of Deutsche Börse. As a practical matter, shareholders may receive certain written information about Deutsche Börse through its public filings with the commercial register (*Handelsregister*), the company register (*Unternehmensregister*) and the electronic German Federal Gazette and other places where documents of Deutsche Börse are made publicly available.	Under the Delaware General Corporation Law, any shareholder may inspect for any proper purpose the corporation's stock ledger, a list of its shareholders and its other books and records during the corporation's usual hours for business.	Upon request, a shareholder will be provided with written evidence of the contents of the register of shareholders with regard to the shares registered in the shareholder's name free of charge, and the statement so issued may be validly signed on behalf of Holdco by a person to be designated for that purpose by the Holdco board of directors. In order to comply with applicable foreign statutory provisions or rules of the New York Stock Exchange, the Frankfurt Stock Exchange, Euronext Paris and any other stock exchange where shares or depositary receipts of shares are listed, Holdco may allow inspection of the register of shareholders by, or provide information included in the register of shareholders to, any applicable supervisory authority.

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders

Conflict of Interest Transactions

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
Under German law, the members of the Deutsche Börse management board are subject to a statutory non-compete provision. If this duty is breached, the member of the Deutsche Börse management board is liable for damages or Deutsche Börse can demand to receive any profits or compensation the individual has received or will receive from the competing transaction. Other conflicts of interest may have to be disclosed to the Deutsche Börse supervisory board if the member of the management board is unable to perform his fiduciary duties correctly. Any contract according to which a member of the Deutsche Börse supervisory board is to provide services to Deutsche Börse beyond his or her statutory duties as a Deutsche Börse supervisory board member requires approval of the Deutsche Börse supervisory board to be valid. Any compensation received for such services must be repaid to Deutsche Börse if the Deutsche Börse supervisory board did not approve the underlying contract. In all other cases of conflicts of interests a Deutsche Börse supervisory board member is obligated to act according to his or her duties of care and loyalty. Beyond this there is no clear rule under German law for the treatment of such conflicts, but the German Corporate Governance Code stipulates that the conflicts of interest are to be disclosed to the supervisory board and that permanent conflicts of interest will result in the termination of the conflicted board member's service agreement.	The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if: (1) the material facts as to his or her relationship or interest are disclosed and a majority of disinterested directors consents; (2) the material facts are disclosed as to his or her relationship or interest and a majority of shares entitled to vote thereon consents; or (3) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the shareholders.	Without limitation to the relevant principles and best practice rules under the Dutch Corporate Governance Code, under the Rules for the Board of Directors, a member of the Holdco board of directors will not participate in the discussions and the decision-making process on a subject or transaction in relation to which he has a conflict of interest with Holdco. A member of the Holdco board of directors has in any event a conflict of interest if: • he or she has a material personal financial interest in an entity that Holdco or a Holdco group company intends to enter into a transaction with; • he or she is a family member of a member of the management of an entity that Holdco or a Holdco group company intends to enter into a transaction with; • he or she holds a management or supervisory position in an entity that Holdco or a Holdco group company intends to enter into a transaction with; or • the Holdco board of directors has ruled at its sole discretion that a conflict of interest exists. In the event of a conflict of interest between Holdco and one or more directors, the Holdco articles of association, which provide that Holdco will be represented by the Holdco board of directors while the executive director is also

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
		authorized to represent Holdco, will continue to apply unimpaired, unless the general meeting of shareholders has designated one or more other persons to represent Holdco in the case at hand in the event of such a conflict. Under Dutch law, the general meeting of shareholders is always authorized to appoint one or more persons to represent Holdco in matters in which a member of the Holdco board of directors has a conflict of interest with Holdco.
Action by Written Consent of Shareholders		
The German Stock Corporation Act does not permit shareholders to act by written consent outside a general meeting of shareholders.	The NYSE Euronext certificate of incorporation provides that any action required or permitted to be taken by shareholders must be effected at a duly called annual or special meeting and may not be effected by written consent.	Shareholders of Holdco cannot adopt resolutions outside a general meeting of shareholders.
Limitation of Directors' Liability/Indemnification of Officers and Directors		
Under the German Stock Corporation Act, a stock corporation is not allowed to limit or eliminate the personal liability of the members of either the Deutsche Börse management board or the Deutsche Börse supervisory board for damages due to breach of duty in their official capacity. Deutsche Börse may, however, waive its claims for damages due to a breach of duty or reach a settlement with regard to such claims if more than three years have passed after such claims have arisen, but only with the approval of the general meeting of the shareholders, provided that such waiver may not be granted and such settlement may not be reached if shareholders holding, in the aggregate, at least 10% of the issued shares file an objection to the protocol of the shareholders' meeting.	The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting a director's personal liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duty. However, the Delaware General Corporation Law expressly provides that the liability of a director may not be eliminated or limited for: (1) breaches of his or her duty of loyalty to the corporation or its shareholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) the unlawful purchase or redemption of stock or unlawful payment of dividends; or (4) any transaction from which the director derived an improper personal benefit. The Delaware General Corporation Law further provides	Pursuant to Dutch law, members of the board of directors may be liable to Holdco for damages in the event of improper or negligent performance of their duties. They may also be liable for damages toward third parties in the event of bankruptcy or default on tax and social security payments as a consequence of improper performance of duties, or tort. In certain circumstances, members of the board of directors may also incur criminal liabilities. Holdco's articles of association provide that each current and former director be indemnified by Holdco against all costs and expenses reasonably incurred by the director or former director and all damages or fines payable by the director or former director based on acts or failures to act in the exercise of his or her duties or any

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
Under German law, Deutsche Börse may indemnify its officers *(Leitende Angestellte)*, and, under certain circumstances, German labor law requires a stock corporation to provide such indemnification. However, Deutsche Börse may not, as a general matter, indemnify members of the Deutsche Börse management board or the Deutsche Börse supervisory board where such members are liable towards Deutsche Börse based on a breach of their fiduciary duties or other obligations	that no such provision will eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.	other duties currently or previously performed by him or her at Holdco's request.
	NYSE Euronext's organizational documents provide for the indemnification of directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law; provided, however, that, except with respect to claims based on this right to indemnification,	Holdco's articles of association limit the right to indemnification to the effect that there will be no entitlement to indemnity thereunder if and to the extent (1) the laws of the Netherlands would not permit such indemnification or (2) a competent court has established in a final and conclusive decision that the act or failure to act of the (former)
towards Deutsche Börse. A German stock corporation *(Aktiengesellschaft)* may, however, purchase directors and officers insurance. In the case of directors and officers insurance for members of the management board, such insurance is subject to mandatory restrictions imposed by German law, including a deductible of at least 10% of the damages to be borne by the respective member of the management board capped at a maximum of 1.5 times the respective board member's fixed annual salary. In addition, German law may permit a corporation to indemnify a member of the Deutsche Börse management board or the Deutsche Börse supervisory board for attorneys' fees incurred if such member is the successful party in a suit in a country, such as the United States, where winning parties are required to bear their own costs, if German law would have required the losing party to pay such member's attorneys' fees had the suit been brought in Germany.	NYSE Euronext will indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors. The right to indemnification includes the right to have expenses advanced provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, will be made only upon delivery to NYSE Euronext of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified under this law or otherwise.	director may be characterized as willful *(opzettelijk)*, intentionally reckless *(bewust roekeloos)* or seriously culpable *(ernstig verwijtbaar)* unless the laws of the Netherlands provide otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness. Indemnification also does not apply if and to the extent the costs, damages or fines are covered by any liability insurance and the insurer has paid out the costs, damages or fines.

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
	Generally, the Delaware General Corporation Law permits a corporation to indemnify certain persons made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. To the extent that person has been successful in any such matter, that person will be indemnified against expenses actually and reasonably incurred by him or her. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability, that person is fairly and reasonably entitled to indemnity for proper expenses.	
	(Anti-)Takeover Legislation	
On December 20, 2001, the German Takeover Act came into effect. The German Takeover Act, as amended, regulates all public offers to acquire certain market traded equity securities of German-based stock corporations, whose stock is admitted to trading on a regulated market in Germany or anywhere within the European Economic Area, whether for stock, cash or a combination thereof and irrespective of the size or purpose of the acquisition.	Section 203 of the Delaware General Corporation Law generally provides that a Delaware corporation that has not "opted out" of coverage by this section in the prescribed manner may not engage in any "business combination" with an "interested shareholder" for a period of three years following the date that the shareholder became an interested shareholder unless: • prior to that time the corporation's board of	Neither Dutch law nor Holdco's articles of association specifically prevent business combinations with interested shareholders. Under Dutch law various protective measures are as such possible and admissible, including the issuance of preference shares with voting rights, within the boundaries set by Dutch case law and Dutch law, in particular the Dutch Corporate Governance Code.

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
The German Takeover Act addresses public offers (*öffentliche Angebote*), which are defined as publicly announced offers to acquire a target company's stock (or equity-backed securities, *i.e.*, convertible stock) through purchase or exchange from individual shareholders. Once a party decides to submit a public offer, it is obliged to publicly announce its intention promptly. Prior to the announcement, the offeror must notify the Federal Financial Supervisory Authority ("*BaFin*") and the relevant stock markets. Typically within four weeks, and in complicated cross-	directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; • upon completion of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of	Pursuant to Chapter 5.5 of the Dutch Financial Supervision Act, a shareholder who has acquired 30% of the voting rights attached to the shares of Holdco will be obliged to launch a public offer for all of Holdco's remaining shares. Shareholders acting in concert, who have a combined interest of at least 30% of a company's voting rights, are also obliged to make a public offer. The same applies when one or more shareholders have agreed with the target company to frustrate a public offer.
border offers within eight weeks, of such public announcement, the offeror is required to submit a detailed offer document (*Angebotsunterlage*) to BaFin. The offering document may be publicly distributed only after its approval by the BaFin. Once approved, the offer document must be posted on the Internet and either broadly distributed free of charge or published in the electronic German Federal Gazette. The offer must remain open for no less than four weeks and no more than 10 weeks. Such period will be extended automatically if the offer is modified within the last two weeks of the offer period or if during the offer period a third party makes a competing offer. The German Takeover Act distinguishes between two kinds of public offers: takeover offers (*Übernahmeangebote*) and mandatory offers (*Pflichtangebote*). Takeover offers are offers directed at gaining control of the target. Pursuant to the German Takeover Act, control is deemed to be gained if at least 30% of the voting rights of a company are held. In addition to the provisions	determining the voting stock outstanding (but not the outstanding voting stock owned by the interested shareholder) those shares owned by individuals who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the stock ownership plan will be tendered in a tender offer or exchange offer; or • at or subsequent to that time, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of holder of at least 66⅔% of the outstanding voting stock that is not owned by the interested shareholder. The three-year prohibition on business combinations with an	As Holdco is organized under the laws of the Netherlands, it is subject to Dutch law. However, as the Holdco shares are not admitted to trading on a regulated market in the Netherlands, but will be admitted to trading on the regulated markets of the Frankfurt Stock Exchange and Euronext Paris, the Dutch public offer rules contained in the Dutch Financial Supervision Act and the related Decree on public offers (*Besluit openbare biedingen Wft*) will only apply in relation to matters concerning information to be provided to trade unions and employees and company law matters, including the convening of a shareholders meeting in the event of a public offer. Holdco may elect that German takeover law as set forth in the German Takeover Act to apply in respect of consideration and procedural matters for any public offer made for its shares listed on the Frankfurt Stock Exchange and Euronext Paris and must on the first day of trading of its shares notify BaFin, the Frankfurt Stock Exchange, the AMF and Euronext of its choice.

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders

regarding public offers, takeover offers are subject to further regulations. The German Takeover Act provides that a takeover offer must be extended to all shareholders in a non-discriminatory manner. A limited takeover offer (i.e. a takeover offer through which the offeror seeks to acquire 30% or more but less than 100% of the remaining outstanding voting shares) is forbidden. Further, the consideration offered for the shares must be adequate. The adequate consideration must be the higher of the weighted average market price within the three-month period preceding the announcement

of the offer and the price paid by the offeror (or such persons acting in concert with the offeror or their subsidiaries) for any shares acquired within a six-month period preceding the publication of the offer document, including off-market block trades.

Pursuant to the German Takeover Act, in the period from publication of the decision to make a takeover offer through publication of the outcome of the offer, the management board of the target company may not take any action which might prevent the success of the offer. This prohibition, however, does not apply to:

- actions that would also have been performed by a diligent and prudent manager (*ordentlicher und gewissenhafter Geschäftsleiter*) of a company that is not the target of a takeover offer;

- the seeking of a competing offer; and

- acts approved by the supervisory board of the target company. Further, prior to the announcement of a takeover offer, the shareholders of a potential target may authorize the

interested shareholder does not apply under certain circumstances, including business combinations with a corporation that does not have a class of voting stock that is:

- listed on a national security exchange; or

- held of record by more than 2,000 shareholders;

unless, in each case, this result was directly or indirectly caused by the interested shareholder or from a transaction in which a person became an interested shareholder.

An interested shareholder generally means any person that:

- is the owner of 15% or more of the outstanding voting stock of the corporation; or

- is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether this person is an "interested shareholder," and the affiliates and associates of this person.

The term "business combination" is defined to include a wide variety of transactions, including mergers, consolidations, sales or other dispositions of 10% or more of a corporation's assets and various other transactions that may benefit an interested shareholder.

The NYSE Euronext certificate of incorporation and bylaws do not contain any provisions opting out of the restrictions prescribed by Section 203 of the Delaware General Corporation Law.

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
management board to undertake specifically determined measures aimed at preventing the success of a future takeover offer with the approval of the supervisory board. Such authorization is valid for a maximum of 18 months.		
If a person or a legal entity comes to hold, directly or indirectly, 30% or more of a target company and, therefore, controls the target company according to the German Takeover Act, that person or legal entity is obligated to make a tender offer for all outstanding securities of the target company (a "mandatory offer"). A		
mandatory offer is not, however, required if the person or legal entity acquires control of a target company pursuant to a takeover offer. Mandatory offers are subject to the provisions on takeover offers and certain additional regulations.		
A legal entity that holds, directly or indirectly, 30% or more of a target company is required to notify BaFin of its holding without undue delay, and in any event within seven calendar days of passing the 30% control threshold. The entity is also required to submit its offer document to BaFin within four weeks (or eight weeks in complicated cross-border offers) after such notification. Non-compliance will result in a forfeiture of its voting rights in the target company until both obligations have been fulfilled.		

Squeeze-Out Proceedings

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
Under the German Stock Corporation Act, the shareholders of a corporation can, at the request of a person or a legal entity that holds, directly or indirectly, at least 95% of the share capital of the corporation (a "majority shareholder"), resolve to	Section 253 of the Delaware General Corporation Law provides that a parent corporation owning at least 90% of each class of the stock of a subsidiary entitled to vote on a merger (without applying Section 253) can merge with that	Pursuant to Section 2:92a of the Dutch Civil Code, a person or company, alone or together with group companies, holding at least 95% of the issued share capital of a public limited liability company (*naamloze vennootschap*) such as

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders

squeeze-out the remaining minority shareholders for a settlement in cash. Upon entry of such shareholder's resolution in the Commercial Register, the shares of the minority shareholders are transferred to the majority shareholder. The majority shareholder determines the amount of the cash settlement to be paid to the minority shareholders. However, if such amount is not adequate, an adequate amount will be determined by the competent court at the request of any minority shareholder.

If a shareholder owns more than 95% of the share capital immediately following a takeover offer, a court

will, upon the request of a shareholder filing within three months after the expiration of the offer period, decide to squeeze-out the remaining minority shareholders for a settlement in cash. In such a case, but only if the majority shareholder received at least 90% of the share capital through the takeover offer itself, the offer price is considered adequate compensation for the squeezed-out minority shareholders.

---

subsidiary without advance notice or consent of the minority shareholders upon approval by the parent's board of directors.

Holdco may institute proceedings against that company's other shareholders (*gezamelijke minderheidsaandeelshouders*) for the transfer of their shares to the claimant. The proceedings are held before the enterprise chamber of the Amsterdam Court of Appeal (*Ondernemingskamer van het Gerechtshof te Amsterdam*) and must be instituted by means of a writ of summons served upon the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (*Wetboek van Burgerlijke Rechtsvordering*). The enterprise chamber may only grant the claim

for a squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will give an opinion to the enterprise chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer of the enterprise chamber becomes final, the person acquiring the shares will give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to such person. Unless the addresses of all of them are known to such person, such person will also publish the same in a daily newspaper with a national circulation. A person or company that holds less than 95% of the shares in the company's issued share capital, but that in practice controls the company's general meeting of shareholders, could attempt to obtain full ownership of the business of the company through a legal merger of the company with another company controlled by such person or

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
		company, by subscribing to additional shares in the first company (for example, in exchange for a contribution of part of its own business), through another form of reorganization aimed at raising its interest to 95% or through other means.

Pursuant to Section 2:359c of the Dutch Civil Code, the offeror under a public offer is also entitled to start a squeeze-out procedure if it holds 95% of the issued share capital. If a mandatory offer has been made, the price in the public offer, in principle, also has to be accepted by minority shareholders

in a squeeze-out. The price offered in the public offer will in principle be deemed a reasonable price for squeeze-out purposes if the offer was a mandatory offer or if at least 90% of the shares were received by way of a voluntary offer. The enterprise chamber may, nevertheless, appoint one or three experts who will give an opinion to the enterprise chamber on the value to be paid for the shares of the minority shareholders. The claim of a squeeze-out needs to be filed with the enterprise chamber within three months after the end of the period for tendering shares in the public offer. Conversely, in such a case, pursuant to Section 2:359d of the Dutch Civil Code each minority shareholder has the right to require the holder of at least 95% of the outstanding shares and voting rights to purchase its shares. The minority shareholders must file such claim with the enterprise chamber within three months after the end of the acceptance period of the public offer. |

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders

Disclosure of Significant Ownership of Shares

The German Securities Trading Act provides that any person whose voting interest in an issuer (country of origin of which is the Federal Republic of Germany) reaches, exceeds or falls below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% through acquisition, sale or other means must give written notification to the issuer and to BaFin in writing without undue delay, but in any event within four trading days.

The German Securities Trading Act also contains several provisions designed to ensure that shareholdings in listed companies are attributed to those persons who in fact control the voting rights associated with such shares. For example, if a party subject to the notification requirement controls a third party that owns shares, such shares are attributed to the party subject to the notification requirement. If the third party holds shares on behalf of the party subject to the notification requirement or a company controlled by it, the shares are attributed to the party subject to the notification requirement.

Further, anyone holding, directly or indirectly, financial instruments that result in a right to acquire, on the holder's initiative alone and under a legally binding agreement, shares in an issuer (whose country of origin is the Federal Republic of Germany) that carry voting rights and have already been issued, must, without undue delay, but in any event within four trading days, simultaneously notify the issuer and BaFin if the thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% have been reached, exceeded or fallen below.

Holders of NYSE Euronext shares are subject to certain U.S. reporting requirements under the Exchange Act for shareholders owning more than 5% of any class of equity securities registered pursuant to Section 12 of the Exchange Act. Among the reporting requirements are disclosure obligations intended to keep investors aware of significant accumulations of shares that may lead to a change of control of an issuer. In addition, for shareholders owning more than 10% of any class of equity securities registered pursuant to Section 12 of the Exchange Act, reporting requirements include disclosure of any equity trading in the company.

Pursuant to the Dutch Financial Supervision Act and the Decree regarding disclosure of holdings in issuing institutions, any person who, directly or indirectly, acquires or disposes of an interest in the capital and/or the voting rights of Holdco, must give written notice of such acquisition or disposal if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person meets, exceeds or falls below one of the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% of Holdco's issued share capital. Rights to acquire shares and/or voting rights must also be taken into account when calculating the percentage of capital interest and/or voting rights held.

Notification must be given to the AFM without delay after becoming aware or after such person should have been aware that the percentage of capital interest and/or voting rights held meets, exceeds or falls below one of the thresholds. A person is considered to have become aware that the percentage of capital interest and/or voting rights held meets, exceeds or falls below one of the thresholds two trading days after the acquisition or disposal.

A notification must also be made if, due to a change in the issued share capital or the number of voting rights relating to the issued share capital of Holdco, the percentage of capital interest and/or voting rights held by a person meets, exceeds or falls below one

Deutsche Börse Shareholders	NYSE Euronext Shareholders	Holdco Shareholders
An issuer in Germany must publish these notifications without undue delay, but in any event within three trading days of receiving them. The issuer must also, without undue delay but not before publication, register the notification with the commercial register and simultaneously report the publication to BaFin.		of the above-mentioned thresholds. This notification must be made within four trading days after the change in Holdco's issued share capital and/or the number of voting rights relating to the issued share capital Holdco has been registered in the public register of the Netherlands AFM.
Additionally, the German Takeover Act provides that any person whose voting interest in Deutsche Börse reaches or exceeds 30% of the voting rights must, no later than the seventh calendar day following when the 30% threshold is reached or exceeded, publish this fact, including the new percentage of such person's voting rights. Unless granted an exemption, such person must make a public mandatory offer to all shareholders of Deutsche Börse.		Because Holdco shares will be registered under Section 12(b) of the Exchange Act, U.S. disclosure requirements also apply.

MATERIAL TAX CONSIDERATIONS

Subject to the limitations and qualifications set forth in this section, the following discussion represents the opinion of Linklaters LLP, special counsel to Deutsche Börse. The following section contains a summary of material Dutch, German, United States, French, Luxembourg, and United Kingdom tax consequences of the exchange offer, and the ownership and disposition of Holdco shares received in the exchange offer, that may be or may become relevant to holders of Deutsche Börse shares and/or Holdco shares. This summary is of a general nature only and is not and does not purport to be a comprehensive or exhaustive description of all tax considerations that may be relevant to holders of Deutsche Börse shares or Holdco shares. In particular, this summary does not address tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than the Netherlands (including foreign residents with a permanent establishment in the Netherlands), Germany, the United States, France, Luxembourg, or the United Kingdom.

Where reference is made to the tax residence of a shareholder, it is assumed that the tax residence for the purposes of the respective domestic tax law and for the purposes of any applicable income tax treaty is the same. However, exceptions may apply in certain cases.

Holdco expects to be solely tax resident in the Netherlands. This summary therefore assumes that Holdco is and remains exclusively resident in the Netherlands for tax purposes, including for the purposes of applicable tax treaties. For the considerations regarding the tax residency of Holdco and any adverse tax consequences should Holdco be or become a tax resident of a jurisdiction other than the Netherlands and/or be or become a dual resident company for tax purposes, reference is made to the risk factor "*Holdco may be or become taxable in a jurisdiction other than the Netherlands and/or may be or become a dual resident company for tax purposes. This may increase the aggregate tax burden on Holdco and/or its shareholders. The combination of the businesses of Deutsche Börse Group and NYSE Euronext may result in an increase of the overall tax burden of the combined group.*"

THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED AS LEGAL OR TAX ADVICE. SHAREHOLDERS OF NYSE EURONEXT AND/OR DEUTSCHE BÖRSE AND/OR PROSPECTIVE SHAREHOLDERS OF HOLDCO SHARES ARE THEREFORE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP OR DISPOSITION OF THE HOLDCO SHARES ACQUIRED IN THE EXCHANGE OFFER. THE SPECIFIC TAX SITUATION OF EACH SHAREHOLDER CAN ONLY BE ADEQUATELY ADDRESSED BY INDIVIDUAL TAX ADVICE.

Material Dutch Tax Considerations

General

The summary below is based upon the tax laws of the Netherlands as in effect on the date of the publication of this document, including official regulations, rulings and decisions of the Netherlands and its taxing and other authorities available in printed form on or before such date and now in effect, and as applied and interpreted by Dutch tax courts, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. These tax laws are subject to change, which could apply retroactively and could affect the continuing validity of this summary.

Regardless of whether or not a holder is (or is treated as) a resident of the Netherlands and with the exception of the description mentioned under the heading "*Dividend Tax*" below, this summary does not address the Dutch tax consequences of a holder:

- that has a substantial interest (*aanmerkelijk belang*) in Deutsche Börse or Holdco (such a substantial interest is generally present if the relevant holder owns at least 5% of the Deutsche Börse shares or the Holdco shares, or has a right to acquire at least 5% of the Deutsche Börse shares or the Holdco shares);

- who is a private individual and for whom the income and/or capital gains derived from the Deutsche Börse shares or the Holdco shares, as the case may be, are attributable to employed work, the income from which is taxable in the Netherlands;

- that is an entity for which the income and/or capital gains derived in respect of Deutsche Börse shares or Holdco shares, as the case may be, are exempt under the participation exemption (*deelnemingsvrijstelling*) as set out in the Dutch Corporate Income Tax Act 1969 (*Wet op de vennootschapsbelasting* 1969); or

- that is an entity and a fiscal investment institution (*fiscale beleggingsinstelling*) or an exempt investment institution (*vrijgestelde beleggingsinstelling*) as defined in the Dutch Corporate Income Tax Act 1969 (*Wet op de vennootschapsbelasting* 1969), or is otherwise not subject to or exempt, in whole or in part, from Dutch corporate income tax.

Taxation of Exchange of Deutsche Börse Shares for Holdco shares

A holder will not be subject to Dutch taxation in respect of the exchange of Deutsche Börse shares for Holdco shares pursuant to the exchange offer unless the relevant holder is (1) a Dutch Resident Individual or a Dutch Resident Entity or (2) subject to Dutch income tax or corporate income tax in respect of Dutch Source Income, of which the Deutsche Börse shares form part (capitalized terms have the meaning ascribed to them below).

A holder who is a Dutch Resident Individual or a Dutch Resident Entity may be subject to Dutch tax in respect of the exchange of Deutsche Börse shares for Holdco shares pursuant to the exchange offer, depending on the tax regime applicable to such holder.

Taxation of Ownership and Transfer of Holdco Shares

Dividend Tax

General — Withholding Requirement

Dividends paid on Holdco shares to a holder of such Holdco shares are in principle subject to withholding tax of 15% imposed by the Netherlands. Generally, the dividend withholding tax will not be borne by Holdco, but will be withheld from the gross dividends paid on the Holdco shares. The term "dividends" for this purpose includes, but is not limited to:

(1) dividends and other distributions in cash or in kind, including deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

(2) liquidating distributions, proceeds on redemption of the Holdco shares and, as a rule, consideration for the repurchase of Holdco shares by Holdco in excess of its average paid-in capital (*gestort kapitaal*) as recognized for Dutch dividend tax purposes, unless a particular statutory exemption applies;

(3) the par value of Holdco shares issued to a holder of Holdco shares, or an increase in the par value of Holdco shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

(4) partial repayments of paid-in capital, if and to the extent there are qualifying profits (*zuivere winst*), unless the general meeting of holders of the Holdco shares has resolved in advance to make such repayment and provided that the nominal value of the Holdco shares concerned has been reduced by an equal amount by way of an amendment of the articles of association and the capital concerned is recognized as paid-in capital for Dutch dividend tax purposes.

Resident Holders

A holder of Holdco shares who is, or who is deemed to be, a resident of the Netherlands can generally credit the Dutch dividend withholding tax against his Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such holder of Holdco shares is not considered to be the beneficial owner of the dividends.

A holder of Holdco shares who is the recipient of dividends (the "Recipient"), will not be considered the beneficial owner of the dividends for this purpose if:

- as a consequence of a combination of transactions, a person other than the Recipient wholly or partly benefits from the dividends;

- whereby such other person retains, directly or indirectly, an interest corresponding to that in the Holdco shares on which the dividends were paid; and

- that other person is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the Recipient ("Dividend Stripping").

Non-resident Holders

With respect to a holder of Holdco shares, who is not and is not deemed to be a resident of the Netherlands for purposes of Dutch taxation and who is considered to be a resident of Aruba, Curaçao or St. Maarten under the provisions of the Tax Arrangement for the Kingdom of the Netherlands (*Belastingregeling voor het Koninkrijk*), or who is considered to be a resident of a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country, the following may apply: Such holder of Holdco shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under the Tax Arrangement for the Kingdom of the Netherlands or such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax.

In addition, an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities, provided that the following conditions are satisfied:

- the entity is a resident of another EU member state or of a designated state that is a party to the Agreement on the European Economic Area (currently Iceland and Norway), according to the tax laws of such state;

- the entity at the time of the distribution has an interest in Holdco to which the participation exemption as meant in article 13 of the Dutch Corporate Income Tax Act 1969 or to which the participation credit as meant in article 13aa of the Dutch Corporate Income Tax Act 1969 would have been applicable, had such entity been a tax resident of the Netherlands;

- the entity does not perform a similar function as an exempt investment institution *(vrijgestelde beleggingsinstelling)* or fiscal investment institution *(fiscale beleggingsinstelling)*, as defined in the Dutch Corporate Income Tax Act 1969; and

- the entity is, in its state of residence, not considered to be resident outside the Member States of the European Union or the designated states that are party to the Agreement on the European Economic Area under the terms of a double taxation convention concluded with a third State.

The exemption from Dutch dividend withholding tax is not available if pursuant to a provision for the prevention of fraud or abuse included in a double taxation convention between the Netherlands and the country of residence of the non-resident holder of Holdco shares, such holder would not be entitled to the reduction of tax on dividends provided for by such convention. In addition, the exemption from Dutch dividend withholding tax will only be available to the beneficial owner of the dividend.

Furthermore, certain entities that are resident in another EU member state or in a designated state that is a party to the Agreement on the European Economic Area (currently Iceland and Norway) and that are not subject to taxation levied by reference to profits in their state of residence, may be entitled to a refund of Dutch dividend withholding tax, provided:

- such entity, had it been a resident in the Netherlands, would not be subject to corporate income tax in the Netherlands;

- such entity can be considered to be the beneficial owner of the dividends;

- such entity does not perform a similar function to that of a fiscal investment institution (*fiscale beleggingsinstelling*) or an exempt investment institution (*vrijgestelde beleggingsinstelling*) as defined in the Dutch Corporate Income Tax Act 1969; and

- certain administrative conditions are met.

Dividend distributions to a U.S. holder of Holdco shares (with an interest of less than 10% of the voting rights in Holdco) are subject to 15% dividend withholding tax, which is equal to the rate such U.S. holder may be entitled to under the Convention Between the Kingdom of the Netherlands and the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, executed in Washington on December 18, 1992, as amended from time to time (the "Netherlands-U.S. Convention").

On the basis of article 35 of the Netherlands-U.S. Convention, qualifying U.S. pension trusts are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. pension trusts must provide Holdco with form IB 96 USA, along with a valid certificate, for the application of relief at source from dividend withholding tax. If Holdco receives the required documentation prior to the relevant dividend payment date, then Holdco may apply such relief at source. If a qualifying exempt U.S. pension trust fails to satisfy these requirements prior to the payment of a dividend, then such qualifying exempt pension trust may claim a refund of Dutch withholding tax by filing form IB 96 USA with the Dutch tax authorities. On the basis of article 36 of the Netherlands-U.S. Convention, qualifying exempt U.S. organizations are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. organizations are not entitled to claim relief at source, and instead must claim a refund of Dutch withholding tax by filing form IB 95 USA with the Dutch tax authorities.

The concept of Dividend Stripping, described above, may also be applied to determine whether a holder of Holdco shares may be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax, as described in the preceding paragraphs.

Taxes on income and capital gains

Resident Holders

Individuals

A holder who is a private individual and who is a resident (or is treated as a resident) of the Netherlands or who opts to be taxed as a resident of the Netherlands for the purposes of Dutch taxation (a "Dutch Resident Individual") is subject to Dutch income tax on income or capital gains derived from the Holdco shares at the progressive rate (up to 52%—rate for 2011) if:

(1) the holder derives profits from an enterprise or deemed enterprise, whether as an entrepreneur (*ondernemer*) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), to which enterprise the Holdco shares, are attributable; or

(2) the holder derives income or capital gains from the Holdco shares that are taxable as benefits from "miscellaneous activities" (*resultaat uit overige werkzaamheden*, as defined in the Dutch Income Tax Act 2001; *Wet inkomstenbelasting 2001*), which include the performance of activities with respect to the Holdco shares that exceed regular, active portfolio management (*normaal, actief vermogensbeheer*).

If conditions (1) and (2) mentioned above do not apply, any holder of Holdco shares will be subject to Dutch income tax in respect of the Holdco shares by reference to a deemed return rather than on the basis of income actually received or gains actually realized. This deemed return is fixed at a rate of currently 4% of the holder's yield basis (*rendementsgrondslag*) at the beginning of the calendar year, to the extent that the yield basis exceeds a certain threshold. Such yield basis is determined as the fair market value of certain qualifying assets held by the holder of the Holdco shares at the beginning of the calendar year, less the fair market value of certain qualifying liabilities. The fair market value of the Holdco shares will be included as an asset in the holder's yield basis. The deemed return on income from savings and investments is taxed currently at a rate of 30%.

Entities

A holder that is an entity and a resident (or treated as a resident) of the Netherlands (a "Dutch Resident Entity"), will be subject to Dutch corporate income tax in respect of income and capital gains derived from the Holdco shares at a rate of 25%, provided that for the first EUR 200,000 of taxable income, the Dutch corporate income tax rate is 20% (rates applicable for 2011).

Non-Resident Holders

A holder who is not a Dutch Resident Individual or Dutch Resident Entity (a "Non-Dutch Resident") is generally not subject to Dutch income or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the Holdco shares, provided that:

(1) such Non-Dutch Resident does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (*ondernemer*) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Holdco shares are attributable or deemed attributable;

(2) in the case of a Non-Dutch Resident who is an individual, such individual does not derive income or capital gains from the Holdco shares that are taxable as benefits from "miscellaneous activities" in the Netherlands (*resultaat uit overige werkzaamheden*, as defined in the Dutch Income Tax Act 2001), which include the performance of activities with respect to the Holdco shares that exceed regular, active portfolio management (*normaal, actief vermogensbeheer*); and

(3) such Non-Dutch Resident is neither entitled to a share in the profits of an enterprise nor co-entitled to the net worth of such enterprise effectively managed in the Netherlands, other than by way of the holding of securities or, in the case of an individual, through an employment contract, to which enterprise the Holdco shares or payments in respect of the Holdco shares are attributable (the exceptions under (1), (2) and (3) above are for the purposes of this summary designated as "Dutch Source Income").

Inheritance and Gifts Tax

Resident Holders

Dutch gift tax or inheritance tax (*schenk- of erfbelasting*) will arise in respect of an acquisition (or deemed acquisition) of Holdco shares by way of a gift by, or on the death of, a holder of Holdco shares who is (or is treated as) a resident of the Netherlands.

For the purposes of Dutch gift and inheritance tax, an individual who is of Dutch nationality will be deemed to be a resident of the Netherlands if he has been a resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For the purposes of Dutch gift tax, an individual will, irrespective of his nationality, be deemed to be a resident of the Netherlands if he has been a resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Non-Resident Holders

No Dutch gift tax or inheritance tax will arise in respect of an acquisition (or deemed acquisition) of Holdco shares by way of a gift by, or on the death of, a holder of Holdco shares who is a resident of a country other than the Netherlands, unless:

(1) the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of the Netherlands for the purpose of the relevant provisions; or

(2) such holder dies while being a resident or deemed resident of the Netherlands within 180 days after the date of a gift of the Holdco shares.

Indirect Taxes

No Dutch turnover tax (*omzetbelasting*) will arise in respect of any payment in consideration for the issue of Holdco shares, in connection with a distribution with respect to Holdco shares, or with respect to a transfer of Holdco shares (other than turnover tax payable in respect of services not exempt from Dutch turnover tax).

Other Taxes and Duties

No Dutch registration tax, capital tax, customs duty, stamp duty or any other similar tax or duty will be payable in the Netherlands by a holder of Holdco shares in connection with the ownership and disposition of Holdco shares.

Residence

A holder of Holdco shares will not become or be deemed to become a resident of the Netherlands solely by reason of holding these Holdco shares.

Material German Tax Considerations

General

Shareholders may be taxed in Germany in particular in connection with the exchange of Deutsche Börse shares for Holdco shares (see "Taxation of the Exchange of Deutsche Börse Shares for Holdco Shares"), the receipt of dividend payments from Holdco (see "Taxation of Dividends Paid by Holdco"), the sale of Holdco shares (see "Taxation of Capital Gains in Relation to Holdco Shares") and the gratuitous transfer of Holdco shares (see "Inheritance and Gift Tax"). Value added tax (VAT) may also be due in certain circumstances (see "Other Taxes"). Under the applicable German tax law, dividends and capital gains may be subject to withholding tax (*Abgeltungsteuer*).

The considerations in this section do not include tax issues related to church tax and any possible right or option of a shareholder to apply for individual tax treatment of the income from or related to Holdco shares.

Notwithstanding the description of certain aspects of taxation in Germany, shareholders may be liable to tax in other jurisdictions. In particular, but not limited to, German-resident shareholders may be subject to a limited tax liability in other jurisdictions, *e.g.*, the Netherlands, and shareholders that are subject to a limited tax liability in Germany may be liable to tax in the jurisdiction in which they are resident.

Any reference in this section to a tax, duty, levy or other charge or withholding of a similar nature refers to German tax law and/or concepts only. This summary is based on the domestic tax laws of the Federal Republic of Germany in effect as on the date of the publication of this document and therefore does not take into account any amendments introduced at a later date and implemented with or without retroactive effect. The relevant rules as well as their interpretation by the German tax courts or tax authorities may change, possibly with retroactive effect.

Taxation of the Exchange of Deutsche Börse Shares for Holdco Shares

Deutsche Börse Shareholders Tax Resident in Germany

- **Deutsche Börse Shares Held As Private Assets**

For German tax resident holders of Deutsche Börse shares who hold their shares as private assets (*Privatvermögen*), the exchange of Deutsche Börse shares for Holdco shares pursuant to the exchange offer will, in general, be tax neutral if the requirements of the simplification rule of Sec. 20 para. 4a sentence 1 of the German Income Tax Act (*Einkommensteuergesetz*) are satisfied. Based on a circular letter issued by the German Federal Ministry of Finance, the requirements for a tax neutral exchange will be satisfied with respect to a holder of Deutsche Börse shares if (1) the shares of Deutsche Börse are held as private assets, (2) the shareholder's participation amounted to less than 1% throughout at least a five year period preceding the exchange of Deutsche Börse shares for Holdco shares and (3) the Holdco shares issued in exchange for the Deutsche Börse shares are new shares, i.e. shares resulting from a capital increase at the level of Holdco. This condition (3) will be satisfied as the Holdco shares issued in exchange for the Deutsche Börse shares are shares of a new issue (the shares resulting from the establishment of Holdco will be redeemed after the exchange offer). To the extent that Sec. 20 para. 4a sentence 1 of the German Income Tax Act applies, the Holdco shares received in exchange for Deutsche Börse shares take the place of such Deutsche Börse shares and principally have the same tax status.

Even if Section 20 para. 4a sentence 1 of the German Income Tax Act did not apply, the share exchange would not be taxable to Deutsche Börse shareholders if (1) the shares of Deutsche Börse are held as private assets, (2) the shareholder's participation amounted to less than 1% throughout at least a five year period preceding the exchange of Deutsche Börse shares for Holdco shares and (3) the shares of Deutsche Börse have been acquired prior to January 1, 2009.

Expenses related to the exchange of shares, if any, are not deductible for tax purposes.

If a shareholder, or in the case of a gratuitous transfer, the shareholder's legal predecessor, directly or indirectly has held at least 1% of the share capital of Deutsche Börse at any time during the five years preceding the exchange of Deutsche Börse shares for Holdco shares pursuant to the exchange offer, such exchange will not qualify for the simplification rule of Sec. 20 para. 4a sentence 1 of the German Income Tax Act. In such case, the rules applicable to the income taxation of the exchange of Deutsche Börse shares that are held as business assets will apply correspondingly (see "Deutsche Börse Shares Held As Business Assets by Individual Shareholders (Sole Proprietors)" below).

To the extent that the share exchange is tax neutral pursuant to Sec. 20 para. 4a sentence 1 of the German Income Tax Act, no German withholding tax will be withheld. To the extent that the share exchange is not tax neutral as described above, the general rules of German withholding tax, as described in "German Withholding Tax on Dividends Paid by Holdco or on Capital Gains in relation to Holdco Shares" below, will apply.

- **Deutsche Börse Shares Held As Business Assets by Individual Shareholders (Sole Proprietors)**

For German tax resident individual shareholders that hold Deutsche Börse shares as business assets, the exchange of Deutsche Börse shares for Holdco shares pursuant to the exchange offer will generally be a taxable event. Generally, 60% of capital gains derived from the exchange of Deutsche Börse shares are taxable at the personal income tax rate (plus solidarity surcharge of 5.5% thereon). Correspondingly, only 60% of the business expenses related to such a gain (subject to general restrictions on deductions, if any) and only 60% of any capital loss are tax deductible. If the Deutsche Börse shares are attributable to a commercial permanent establishment maintained in Germany, 60% of the capital gains are also subject to trade tax (*Gewerbesteuer*). However, all or part of the trade tax is credited as a lump sum against the shareholder's personal income tax liability.

Notwithstanding the foregoing general taxation principles, for German tax resident Deutsche Börse shareholders the exchange of Deutsche Börse shares may be effected tax neutrally at book values or at an intermediate value (between book value and fair market value) according to Sec. 21 of the German

Reorganization Tax Act (*Umwandlungssteuergesetz*). This rule only applies if the fair market value of the Deutsche Börse shares exceeds their book value. The key requirement of this non-recognition privilege (i.e. roll-over privilege) is that, subsequent to the exchange of shares, Holdco must hold the majority of Deutsche Börse shares (so-called *qualifizierter Anteilstausch*). This requirement will be satisfied as, pursuant to the terms and conditions of the exchange offer, the exchange of Deutsche Börse shares will only be valid and effective if, subject to certain other conditions, at the end of the Offering Period, Holdco holds more than 75% of Deutsche Börse shares. In addition, each individual Deutsche Börse shareholder must file an application for this non-recognition privilege with his/her competent tax office no later than with the filing of the respective tax return. If the book value of the Deutsche Börse shares exceeds their fair market value, the fair market value applies mandatorily and the resulting capital loss will be non tax deductible or deductible only within certain limits.

In the view of authors of German tax experts' literature, the non-recognition privilege (roll-over privilege) for shareholders is independent of the value at which the Deutsche Börse shares are shown in the accounts of Holdco, provided that Holdco is treated as a Dutch resident company. Based on this view, Deutsche Börse shareholders could apply for a tax neutral share exchange even if the Deutsche Börse shares were shown at their fair market value in Holdco's accounts, which may be the case. However, German tax authorities have not issued a circular letter on this point. Therefore, in order to obtain legal certainty, Deutsche Börse shareholders would need to apply for a binding ruling from their tax office.

The non-recognition privilege (roll-over privilege) will become inapplicable to the extent that, during a seven-year-period following the exchange offer, Deutsche Börse shares are (1) sold by Holdco or (2) transferred by Holdco to another legal entity (unless certain exemption rules apply). In such cases, the capital gain resulting from the exchange will be taxed retroactively (so-called *Einbringungsgewinn II*) which, however, will be reduced by 1/7 for each full calendar year that will have lapsed after the exchange.

It is possible that Holdco will transfer Deutsche Börse shares received in the exchange offer to a newly established, wholly owned subsidiary. As a general matter, such a transfer may trigger the taxation of an *Einbringungsgewinn II*. However, the transfer of Deutsche Börse shares is intended to be carried out at book values which, according to authors in the German tax expert's literature, should qualify for an exemption rule, i.e. the transfer should, according to that view, not adversely affect the tax position of former Deutsche Börse shareholders.

In the seven years following the exchange of Deutsche Börse shares, in each year no later than May 31, the respective Holdco shareholder is required to identify the beneficial owner of Deutsche Börse shares that were transferred by the respective shareholder. If the respective shareholder fails to furnish proof to the competent tax authorities, the respective Deutsche Börse shares will be deemed to have been sold. Additional requirements will apply if Deutsche Börse shares are transferred by Holdco to another entity without triggering the taxation of an *Einbringungsgewinn II* due to an exemption rule (see above). It is recommended that Deutsche Börse shareholders contact their tax advisors in that respect. To the extent that they are legally required to provide information on the subsequent owner of Deutsche Börse shares to the competent tax authority they may wish to contact Holdco in that respect.

The rules discussed in this section also apply if a shareholder, or in the case of a gratuitous acquisition the shareholder's legal predecessor, directly or indirectly has held at least 1% of the share capital of Deutsche Börse at any time during the five years preceding the exchange of Deutsche Börse shares for Holdco shares. Special rules (i.e. limitation of tax deductibility) apply with regard to capital losses.

The general rules of German withholding tax as described in "German Withholding Tax on Dividends Paid by Holdco or on Capital Gains in relation to Holdco Shares" below apply.

Deutsche Börse Shares Held by Corporations

Generally, capital gains recognized on the exchange of Deutsche Börse shares for Holdco shares pursuant to the exchange offer by corporations are exempt from corporate income tax and trade tax if the Deutsche Börse shares are held as business assets of a commercial permanent establishment located in Germany (Sec. 8b para. 2 of the German Corporate Income Tax Act). However, 5% of such capital gain is treated as non-deductible business expenses and, as such, subject to corporate income tax (plus solidarity surcharge of 5.5% thereon) and trade tax. Losses from the exchange of Deutsche Börse shares and any other profit reductions related to the exchange are generally not tax deductible.

Special rules apply to shareholding companies that are active in the financial and insurance sectors and to so-called financial enterprises (*Finanzunternehmen*). See "Special Treatment of Companies in the Financial and Insurance Sectors, Financial Enterprises and Pension Funds" below.

Corporate shareholders may also apply for a carry-over of book values pursuant to Sec. 21 of the German Reorganization Tax Act (see "Deutsche Börse Shares Held As Business Assets by Individual Shareholders (Sole Proprietors)" above). The retroactive taxation of capital gain (so-called *Einbringungsgewinn II*) will not apply provided that the general tax exemption of Sec. 8b para. 2 of the Corporate Income Tax Act is applicable.

The general rules of German withholding tax as described under "German Withholding Tax on Dividends Paid by Holdco or on Capital Gains in relation to Holdco Shares" below apply accordingly.

Deutsche Börse Shares Held by Partnerships

If the shareholder is a partnership engaged or deemed to be engaged in a trade or business (co-entrepreneurship (*Mitunternehmerschaft*)), personal income tax or corporate income tax, as the case may be, is assessed at the level of each partner rather than at the level of the partnership. The taxation of each partner depends on whether the partner is subject to personal income tax or corporate income tax. If the partner is subject to corporate income tax, capital gains from the exchange of Deutsche Börse shares are in general effectively 95% tax exempt (see section "Deutsche Börse Shares Held by Corporations" above). If the partner is subject to personal income tax, 60% of the capital gains from the exchange of the Deutsche Börse shares are taxable (see "Deutsche Börse Shares Held As Business Assets by Individual Shareholders (Sole Proprietors)" above). In addition, if the Deutsche Börse shares are attributable to a commercial permanent establishment in Germany, any capital gain from their exchange is subject to trade tax at the level of the partnership, with 60% of the gain being subject to trade tax to the extent that the partners are individuals and 5% to the extent that the partners are corporations. In the case of partners who are individuals, all or part of the trade tax is generally credited as a lump sum against their personal income tax liability. With respect to the deductibility of business expenses related to the capital gains and the deductibility of capital losses for individual or corporate income tax purposes, as the case may be, the rules outlined above apply to the partners accordingly. If the shareholder is a partnership which is neither engaged nor deemed to be engaged in a trade or business, each partner is taxed as though he held his share directly (see section "Deutsche Börse Shares Held As Private Asset", "Deutsche Börse Shares Held As Business Assets by Individual Shareholders (Sole Proprietors)" and "Deutsche Börse Shares Held By Corporations").

Deutsche Börse Shareholders Non-Resident in Germany

Capital gains realized on the exchange of Deutsche Börse shares pursuant to the exchange offer are subject to a limited tax liability in Germany to the extent that the shares are held by a non-resident shareholder (1) through a permanent establishment or fixed base in Germany or as part of business assets for which a permanent representative in Germany has been appointed or (2) to the extent that the non-resident shareholder, or in the case of a gratuitous acquisition the non-resident shareholder's legal predecessor, directly or indirectly held at least 1% of the share capital in Deutsche Börse at any time during the five years preceding the exchange of Deutsche Börse shares.

In such cases, the rules discussed above relating to Deutsche Börse shares held as business assets will generally apply. However, in cases described in clause (2), most of the relevant German tax treaties provide for an exemption from German capital gains taxation.

The fiscal authorities take the position that there is no obligation to deduct withholding tax in cases described in clause (2).

German Withholding Tax on Dividends Paid by Holdco or on Capital Gains in relation to Holdco Shares

Dividend payments on Holdco shares and capital gains derived from the sale of Holdco shares are generally subject to withholding tax at a rate of 25% plus a solidarity surcharge thereon at a rate of 5.5% (i.e., a total of 26.375%), if the shareholder is subject to tax in Germany and a German-resident paying agent (German financial institution, German financial services provider, German branch of a foreign financial institution or foreign financial services provider, German securities trading enterprise or a German securities trading bank) has custody of or administers the Holdco shares or conducts the sale of the Holdco shares and disburses or credits the dividends or, as the case may be, the proceeds of the sale. If capital gain realized on the sale of Holdco shares held as private assets is fully tax exempt, the capital gain should also be exempt from German withholding tax.

The base for determining withholding tax on dividends is the amount of the dividend approved for distribution by Holdco's general shareholders' meeting. The amount of tax withheld on capital gains is generally based on the difference between the proceeds from the sale, after deducting expenses that are directly related to the sale, and the acquisition costs of the Holdco shares.

Withholding tax is not withheld by a German-resident paying agent with respect to dividend payments and capital gains from Holdco shares if the Holdco shares are either beneficially owned by a German financial institution, a German financial services provider, a German branch of a foreign financial institution or foreign financial services provider or by a German investment company, or are business assets of a corporation subject to unlimited German tax liability. The same rule also applies under certain circumstances to Holdco shares held as business assets by individuals or partnerships.

Shareholders who have submitted a valid non-assessment certificate (*Nichtveranlagungs-Bescheinigung*) from the competent tax office to their custodian bank will receive dividends or proceeds from a sale of shares without deduction of withholding tax. The same applies to individual shareholders who have submitted a saver's-allowance instruction (*Freistellungsbescheinigung*) to their custodian bank, to the extent the amount shown on the instruction has not already been utilized by other private investment income of the shareholder.

The Dutch withholding tax, if any, that is withheld from dividend payments and is not refundable under the tax treaty between Germany and the Netherlands may be credited against the German withholding tax on the dividend payments if the Holdco shares are held by a German tax resident as private assets.

In the event that withholding tax is required to be withheld on amounts paid other than in cash or cash equivalents, the German resident disbursing agent has to demand from the shareholder the amount of cash necessary to pay the withholding tax. If the shareholder does not provide the paying agent with the necessary amount, the German-resident paying agent is required to notify the competent tax office which may assess the taxes due.

Taxation of Dividends Paid by Holdco

Holdco Shareholders Tax Resident in Germany

Holdco Shares Held As Private Assets

Dividend payments in respect of Holdco shares held as private assets are subject to personal income tax (plus solidarity surcharge of 5.5% thereon) as income derived from a capital investment. However, provided that

the German withholding tax on dividends is withheld by a German-resident paying agent, the respective tax liability of the shareholder will generally be deemed to be satisfied and the dividend will not be required to be reported on the shareholder's annual tax return (final flat tax (*Abgeltungsteuer*)).

If no German tax has been withheld due to reasons other than the submission of a correct non-assessment certificate or saver's-allowance instruction (*e.g.* if the Holdco shares are held in custody by a foreign bank), the dividend income must be reported on the shareholder's annual tax return. In this case, the income tax will be assessed on such dividends at the flat tax rate of 25% (plus 5.5% solidarity surcharge thereon). For the purpose of determining the amount of tax due, dividends generally can be reduced only by losses from private investment income (excluding losses from the sales of shares in stock corporations). A shareholder is entitled to an annual saver's allowance (*Sparer-Pauschbetrag*) of €801 (€1,602 for married couples filing jointly) for overall private investment income. However, the actual expenses related to private investment income (*Werbungskosten*) are generally not deductible. Dutch tax withheld on dividend payments which is not refundable under the tax treaty between Germany and the Netherlands may be credited against German income tax up to the actual amount of German income tax due on such dividend payments.

If tax is withheld on dividend income by a German-resident paying agent, the shareholder may under certain circumstances apply for an assessment for such dividend income at the flat tax rate as described above (*e.g.*, if the German-resident disbursing agent has not considered the saver's allowance or has not credited Dutch tax withheld). German tax withheld on the dividends may be credited against the amount of personal income tax assessed against the shareholder or, if in excess of such liability, may be refunded.

Furthermore, a shareholder may request that his overall private investment income (including the dividends) be assessed together with his overall other income at his individual progressive tax rate if this would result in a lower tax burden (*Günstigerprüfung*). For the purpose of such an assessment, losses from private investment income can in general be applied to reduce only private investment income (including dividends). Additional restrictions apply to losses from sales of shares in stock corporations which can only be applied to reduce capital gains from sales of such shares. Only the saver's allowance — instead of actual expenses — will be considered as expenses (see above). German and Dutch withholding tax will be credited against the tax due.

Holdco Shares Held As Business Assets

If Holdco shares form part of a shareholder's business assets, taxation with respect to income from those shares will depend on whether the shareholder is a corporation, sole proprietor or partnership (co-entrepreneurship (*Mitunternehmerschaft*)):

- Corporations: For corporations, dividends are generally exempt from corporate income tax. However, 5% of this tax-exempt income is considered an expense that may not be deducted as business expense and is thus effectively subject to corporate income tax (plus solidarity surcharge of 5.5% thereon). Business expenses actually incurred in connection with the dividends may be deducted in full (subject to general restrictions on deduction, if any). Dividends are, however, fully subject to trade tax (after deduction of business expenses related to the dividend) if the shares are held as business assets of a commercial permanent establishment (*Betriebsstätte*) located in Germany, unless the shareholder held at least 10% of the registered share capital of Holdco at the beginning of the relevant tax assessment period. In the latter case, the 95% corporate income tax exemption for dividends applies to trade tax in the same manner. If certain requirements under the tax treaty between Germany and the Netherlands are met (in particular, the Holdco shares are attributable to a permanent establishment in the Netherlands), dividends may be exempt from German taxation.

- Sole Proprietors (Individuals): 60% of any dividend received by a sole proprietor will be subject to tax (partial income method (*Teileinkünfteverfahren*)) at the personal income tax rate (plus solidarity surcharge of 5.5% thereon). Correspondingly, only 60% of business expenses related to the dividends will be tax-deductible (subject to general restrictions on deduction, if any). If the shares are held as business assets of a commercial permanent establishment located in Germany, dividends will be fully

subject to trade tax, unless the shareholder held at least 10% of the Holdco's registered share capital at the beginning of the tax assessment period. However, all or part of the trade tax will generally be credited as a lump sum against the shareholder's personal income tax liability.

- Partnerships (*Mitunternehmerschaften*): If Holdco shares are held by a partnership engaged or deemed to be engaged in a trade or business, personal income or corporate income tax will be levied only at the level of the partners. The taxation of each partner depends upon whether the partner is a corporation or an individual. If the partner is a corporation, 95% of the dividend income will generally be tax-exempt (see "Corporations" above). If the partner is an individual, only 60% of the dividend income is subject to income tax plus solidarity surcharge of 5.5% thereon (see "Sole Proprietors (Individuals)" above). In general, if the Holdco shares are held as business assets of a commercial permanent establishment located in Germany, dividends will be fully subject to trade tax at the level of the partnership. In the case of partners who are individuals, all or part of the trade tax the partnership pays in proportion to the partner's interest in the partnership's income will generally be credited as a lump sum against the individual partners' personal income tax liability. If the partnership held at least 10% of the Holdco's registered share capital at the beginning of the relevant tax assessment period , the dividends will not be subject to trade tax. However, to the extent that corporations have a participation in the partnership, 5% of the dividend income will be considered to be non-deductible business expenses and subject to trade tax. If the shareholder is a sole proprietor, all or part of the Dutch withholding tax withheld from the dividends that is not refundable under the tax treaty between Germany and the Netherlands may be credited against the respective shareholder's personal income tax liability. Alternatively, a sole proprietor may, under certain circumstances, elect to deduct 60% of the non-refundable Dutch withholding tax in determining his or her taxable income. If a corporate shareholder is tax resident in Germany (and not subject to the special rules described below), the Dutch withholding tax withheld from the dividends that is not refundable under the tax treaty between Germany and the Netherlands cannot be credited against the respective shareholder's corporate income tax. If the shares are held through another partnership, the same rules described above will apply depending on whether the partners are individuals or corporations.

- Special Rules apply to shareholding companies active in the financial and insurance sectors and to so-called financial enterprises (*Finanzunternehmen*) as well as to pension funds. See "Special Treatment of Companies in the Financial and Insurance Sectors, Financial Enterprises and Pension Funds" below.

Holdco Shareholders Nonresident in Germany

For dividend payments on Holdco shares that are held through a permanent establishment or fixed base in Germany or as part of business assets for which a permanent representative in Germany has been appointed, the provisions discussed above under "Holdco Shares Held As Business Assets" apply correspondingly.

Dividend payments on Holdco shares to non-resident shareholders will in general also be subject to the 25% withholding tax (plus 5.5% solidarity surcharge thereon) if the payment is made by a German paying agent. The tax will not be withheld if the non-resident shareholder is not subject to tax in Germany on such dividend payments pursuant to Germany's domestic tax laws (that is, not due only to the application of a double taxation treaty).

Holdco Shares Held by a Partnership Neither Engaged nor Deemed to be Engaged in a Trade or Business

If Holdco shares are held by a partnership that is neither engaged nor deemed to be engaged in a trade or business, the partners of the partnership are taxed as if they held their shares in Holdco directly (see sections "Holdco Shares Held As Private Assets", "Holdco Shares Held As Business Assets" and "Non German Resident Shareholders").

Taxation of Capital Gains in Relation to Holdco Shares

Shareholders Resident in Germany for Tax Purposes and for the Application of the Tax Treaty between Germany and the Netherlands

Shares Held as Private Assets

Capital gains realized by the sale of shares that were acquired prior to January 1, 2009 and are held as private assets are generally exempt from tax. We believe there are good reasons for concluding that the sale of Holdco shares is tax exempt to the extent that such Holdco shares were acquired in exchange for Deutsche Börse shares that themselves had been eligible for this tax exemption, and provided that the exchange of the Deutsche Börse shares qualified for application of the simplification rule of Sec. 20 para. 4a sentence 1 of the German Income Tax Act (see "Taxation of the Exchange of Deutsche Börse Shares for Holdco Shares — Deutsche Börse Shares Held As Private Assets" above). Correspondingly, a capital loss, if any, on the sale of such Holdco shares will not be tax deductible.

Otherwise, capital gains realized on the sale of Holdco shares by an individual who held the Holdco shares as private assets will generally be subject to tax, irrespective of the length of time the Holdco shares are held. The tax liability is generally satisfied by the final flat tax (*Abgeltungsteuer*) which, generally, is withheld by a German-resident paying agent (withholding tax of 25% plus solidarity surcharge of 5.5% thereon). See the rules described in "German Withholding Tax on Dividends Paid by Holdco or on Capital Gains in relation to Holdco Shares" which apply.

With respect to the obligations to report capital gains on a tax return, the options to apply for an assessment for private investment income, and the consequences of such an assessment, the description above of the taxation of dividends will apply correspondingly (see "Taxation of Dividends Paid by Holdco — Holdco Shareholders Resident in Germany"). Capital losses from the sale of Holdco shares in general can only be applied against capital gains from the sale of shares in stock corporations.

Notwithstanding the foregoing, in the case of a sale of Holdco shares, if a shareholder, or the shareholder's legal predecessor in the case of a gratuitous acquisition, directly or indirectly has held at least 1% of the share capital of Holdco at any time during the five years preceding the sale, 60% of any capital gain resulting from the sale will be taxable (at the applicable income tax rate, plus the solidarity surcharge of 5.5% thereon). Likewise, no more than 60% of any capital loss can be, claimed for tax purposes (subject to general restrictions on tax deductions, if applicable). Special rules (*i.e.*, limitation of tax deductibility) apply with regard to capital losses in case of a staggered acquisition of at least 1% of the share capital of Holdco during the five years preceding the sale and in case the Holdco shares were acquired in exchange for Deutsche Börse shares which met the at least 1% threshold on a tax neutral or tax preferential basis.

Shares Held as Business Assets

If Holdco shares form part of a shareholder's business assets, taxation of the capital gains realized with respect to a sale of those Holdco shares will depend on whether the shareholder is a corporation, sole proprietor or partnership:

- Corporations: Generally, capital gains realized on the sale of Holdco shares by corporations are exempt from corporate income tax and, if the shares are held as business assets of a commercial permanent establishment located in Germany, trade tax. However, 5% of such capital gains are considered non-deductible business expenses and, as such, are subject to corporate income tax (plus solidarity surcharge of 5.5% thereon) and trade tax. Losses from the sale of Holdco shares and any other profit reductions related to such shares are not tax deductible as business expenses. Special rules apply to capital gains realized by companies active in the financial and insurance sectors and by so-called financial enterprises (*Finanzunternehmen*), as well as by pension funds. See below "Special Treatment of Companies in the Financial and Insurance Sectors, Financial Enterprises and Pension Funds."

- Sole Proprietors (individuals): If Holdco shares are held by sole proprietors, 60% of the capital gains from the sale of Holdco shares are taxable with the personal income tax rate (plus solidarity surcharge of 5.5% thereon). However, only 60% of the business expenses related to such a gain (subject to general restrictions on deductions, if any) and only 60% of any capital loss are tax deductible. If Holdco shares are attributable to a commercial permanent establishment maintained in Germany, 60% of the capital gains are also subject to trade tax. All or part of the trade tax is credited as a lump sum against the shareholder's personal income tax liability.

- Partnerships: If the shareholder is a partnership engaged or deemed to be engaged in a trade or business, personal income tax or corporate income tax, as the case may be, is assessed at the level of each partner rather than at the level of the partnership. The taxation of each partner depends on whether the partner is a corporation or an individual. If the partner is a corporation, capital gains from the sale of shares are in general effectively 95% tax exempt (see "Corporations" above). If the partner is an individual, 60% of the capital gains from the sale of shares are taxable (see "Sole Proprietors" above). In addition, if the Holdco shares are attributable to a commercial permanent establishment in Germany, any capital gain from their sale is subject to trade tax at the level of the partnership, with 60% of the gain being subject to trade tax to the extent that the partners are individuals and 5% to the extent that the partners are corporations. Losses from the sale of Holdco shares are deductible for trade tax purposes only to the extent that the partners are individuals, with the deduction capped at 60% of the loss. In the case of partners who are individuals, all or part of the trade tax is generally credited as a lump sum against their personal income tax liability. With respect to the deductibility of business expenses related to the capital gains and the deductibility of capital losses for individual or corporate income tax purposes, as the case may be, the rules outlined under "Corporations" apply to partners subject to corporate income tax, and those outlined under "Sole Proprietors" apply to partners subject to individual income tax.

Non-German Resident Shareholders

For capital gains realized on the sale of Holdco shares that are held through a permanent establishment or fixed base in Germany or as part of business assets for which a permanent representative in Germany has been appointed, the provisions discussed above under "Shareholders Resident in Germany for Tax Purposes and for the Application of the Tax Treaty between Germany and the Netherlands — Shares Held as Business Assets" apply accordingly.

Capital gains realized on the sale of Holdco shares by non-resident shareholders will in general also be subject to the 25% withholding tax (plus 5.5% solidarity surcharge thereon) if payment is made through a German paying agent. The tax will not be withheld if the non-resident shareholder is not subject to tax in Germany on such capital gains pursuant to Germany's domestic tax laws (that is, not only due to the application of a double taxation treaty).

Holdco Shares Held by a Partnership Neither Engaged nor Deemed to be Engaged in a Trade or Business

If Holdco shares are held by a partnership that is neither engaged nor deemed to be engaged in a trade or business, the partners of the partnership are taxed as if they held their shares in Holdco directly (see sections "Holdco Shares Held as Private Assets", "Holdco Shares Held as Business Assets" and "Non German Resident Shareholders").

Special Treatment of Companies in the Financial and Insurance Sectors, Financial Enterprises and Pension Funds

If financial institutions (*Kreditinstitute*) or financial services providers (*Finanzdienstleistungsinstitute*) hold or sell Holdco shares that are allocable to their trading book (*Handelsbuch*) pursuant to Section 1a of the German Banking Act (*Gesetz über das Kreditwesen*), they will neither benefit from the 40% exemption under the partial-

income method nor enjoy the 95% exemption from corporate income tax plus solidarity surcharge of 5.5% thereon and from any applicable trade tax. Thus, dividend income and capital gains are fully taxable. The tax deductibility of certain business expenses may be subject to general restrictions. Dividends (less attributable business expenses, *i.e.*, net dividends) are fully exempt from trade tax if the corporation held at least 10% of Holdco's registered share capital at the beginning of the relevant tax assessment period.

The same rules apply to Holdco shares that are acquired by a financial enterprise (*Finanzunternehmen*) within the meaning of the German Banking Act for purposes of realizing short-term gains from proprietary trading, and to Holdco shares held through a permanent establishment in Germany by financial institutions, financial services providers and financial enterprises with their registered office in another member state of the European Union or another contracting state to the EEA Agreement. Likewise, the tax exemption described earlier afforded to corporations for dividend income and capital gains from the sale of Holdco shares does not apply to Holdco shares that qualify as a capital investment of life insurance and health insurance companies or that are held by pension funds. Moreover, no reduction in trade tax is provided for these shareholders. Special taxation rules apply to these companies in respect of this type of income.

However, under certain circumstances shareholders subject to corporate income tax may benefit from certain exceptions for dividend payments if the Parent-Subsidiary Directive (EC Directive 90/435/EEC of the Council dated 23 July 1990, as amended) applies to them.

Inheritance and Gift Tax

The transfer of Holdco shares to another person by inheritance or gift is generally subject to German inheritance and gift tax only if the decedent, donor, heir, beneficiary or other transferee maintained his or her residence or a habitual abode in Germany or — in case of corporations and similar incorporated entities such as *e.g.* foundations (*Personenvereinigungen und Vermögensmassen*) — had its place of management or registered office in Germany at the time of the transfer, or is a German citizen who has not spent more than five consecutive years outside Germany without maintaining a residence in Germany (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany) or the Holdco shares were held by the decedent or donor as part of business assets for which a permanent establishment was maintained in Germany or for which a permanent representative in Germany had been appointed.

The few German treaties for the avoidance of double taxation regarding inheritance and gift tax currently in force may (1) modify the aforementioned principles in respect of the liability to German inheritance and gift tax and (2) provide that foreign inheritance or gift tax paid can be credited against the German inheritance or gift tax.

Other Taxes

Generally, no German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of Holdco shares at shareholder level. Provided that certain requirements are met, business owners may, however, opt for the payment of value-added tax on transactions that are otherwise tax-exempt. Net wealth tax is currently not charged in Germany and thus does not become due.

Material U.S. Federal Income Tax Consequences

General

The following section contains a discussion of (1) the material U.S. federal income tax consequences to U.S. holders (as defined below) of Deutsche Börse shares who participate in the exchange offer, and (2) the material U.S. federal income tax considerations related to the ownership and disposition of Holdco shares received in the exchange offer.

General Matters Relating to United States Federal Income Tax Discussions

The following discussion of U.S. federal income tax consequences is based upon the U.S. Internal Revenue Code of 1986, U.S. Treasury regulations promulgated thereunder and administrative rulings and court decisions, all as in effect on the date of the publication of this document. These laws may change, possibly retroactively, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion.

For purposes of this discussion, the term "U.S. holder" means a beneficial owner of Deutsche Börse shares or, after completion of the exchange offer, Holdco shares, that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation) organized under the laws of the United States or any state thereof or the District of Columbia; (3) a trust if (a) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person; or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner of Holdco shares that is not a U.S. holder (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of Deutsche Börse shares or, after completion of the exchange offer, Holdco shares, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Holders of Deutsche Börse shares or Holdco shares that are partnerships or partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the exchange offer and the ownership and disposition of Holdco shares.

This discussion only addresses holders of Deutsche Börse shares and Holdco shares that hold their Deutsche Börse shares and Holdco shares, as applicable, as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of such holder's particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or traders in securities that elect mark-to-market treatment, holders who acquired Deutsche Börse shares or Holdco shares, as applicable, pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, holders who hold their Deutsche Börse shares or Holdco shares, as applicable, as part of a hedge, straddle, constructive sale or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. expatriates, "controlled foreign corporations," and "passive foreign investment companies," which we refer to as "PFICs," and, except to the extent expressly set forth below, non-U.S. holders). This discussion does not address, except to the extent expressly set forth below, any holder of Holdco shares who, immediately after the exchange offer and merger, owns, actually or constructively, at least 5% of either the total voting power or the total value of the stock of Holdco. This discussion assumes that Deutsche Börse has not been a PFIC at any time during which a U.S. holder has held Deutsche Börse shares. This discussion also does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the federal income tax. In addition, this discussion does not address the tax consequences of the ownership and disposition of Holdco shares arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

ALL HOLDERS OF DEUTSCHE BÖRSE SHARES SHOULD CONSULT THEIR TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE EXCHANGE OFFER. ALL HOLDERS OF HOLDCO SHARES

ACQUIRED PURSUANT TO THE EXCHANGE OFFER SHOULD CONSULT THEIR TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF HOLDCO SHARES.

Material U.S. Federal Income Tax Consequences of the Exchange Offer

Conditions to Closing

It is intended that, for U.S. federal income tax purposes, the exchange offer will qualify as a transaction described in Section 351(a) of the Internal Revenue Code and/or the exchange offer and the merger, taken together, will qualify as a transaction described in Section 351(a) of the Internal Revenue Code.

It is a condition to Holdco's obligation to complete the exchange offer that Deutsche Börse receive, on or prior to the expiration of the offer acceptance period, a private letter ruling from the Internal Revenue Service substantially to the effect that the exchange offer will qualify as a transaction described in Section 351(a) of the Internal Revenue Code and/or the merger and the exchange offer, taken together, will qualify as a transaction described in Section 351(a) of the Internal Revenue Code (we refer to this condition as the "Deutsche Börse tax condition"). Under the Business Combination Agreement, Deutsche Börse is required to waive the Deutsche Börse tax condition if Deutsche Börse receives a written opinion of counsel, in form and substance reasonably satisfactory to Deutsche Börse, dated as of the Waiver Limitation Date, to the effect that the exchange offer will qualify as a transaction described in Section 351(a) of the Internal Revenue Code and/or the merger and the exchange offer, taken together, will qualify as a transaction described in Section 351(a) of the Internal Revenue Code. Deutsche Börse expects that it will receive the opinion of counsel described in the immediately preceding sentence and, therefore, that it will waive the Deutsche Börse tax condition.

Any opinion of counsel will be based on representations and assumptions set forth or referred to in such opinion. If any such representation or assumption is inaccurate, the tax consequences of the exchange offer to holders of Deutsche Börse shares could differ materially from those described below. An opinion of counsel represents counsel's best legal judgment and is not binding on the Internal Revenue Service. Accordingly, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions expressed in such opinion. In addition, because any opinion of counsel will be dated as of a date prior to the consummation of the exchange offer, there can be no assurance that the conclusions set forth in such opinion will continue to be valid at the effective time of the exchange offer. The remainder of this discussion assumes that the conclusions set forth in such opinion will continue to be valid at the effective time of the exchange offer.

U.S. Federal Income Tax Consequences of the Exchange Offer

The material U.S. federal income tax consequences to U.S. holders of Deutsche Börse shares participating in the exchange offer generally are as follows:

In general, a U.S. holder will not recognize gain or loss upon the exchange of Deutsche Börse shares for Holdco shares in the exchange offer. The basis of the Holdco shares received in exchange for Deutsche Börse shares in the exchange offer will be equal to the basis of the Deutsche Börse shares exchanged. The holding period of the Holdco shares received in exchange for Deutsche Börse shares in the exchange offer will include the holding period of the Deutsche Börse shares exchanged. U.S. holders that acquired different blocks of Deutsche Börse shares at different times or different prices, should consult their tax advisors as to the determination of the bases and holding periods of the Holdco shares received in the exchange offer.

A U.S. holder who is a "five percent transferee shareholder" of Holdco, as defined in Treasury regulations promulgated under Section 367(a) of the Internal Revenue Code (i.e., a U.S. holder who owns, actually or constructively, at least 5% of the total voting power or the total value of the stock of Holdco immediately after the exchange offer and the merger), will qualify for non-recognition of gain, as described

above, only if the U.S. holder files with the IRS a "gain recognition agreement," as defined in such Treasury regulations. Other considerations not here described may apply to such a holder. Any such U.S. holder should consult his tax advisor concerning the decision to file a gain recognition agreement, the procedures to be followed in connection with that filing, and other applicable considerations.

Material United States Federal Income Tax Considerations Relating to the Ownership and Disposition of Holdco Shares Received in the Exchange Offer

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition by U.S. holders and non-U.S. holders of Holdco shares received in the exchange offer.

U.S. Holders

Distributions

Subject to the discussion below relating to the potential application of the passive foreign investment company, or "PFIC," rules, distributions, if any, made with respect to Holdco shares will constitute dividends for U.S. federal income tax purposes to the extent of Holdco's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. The gross amount of dividends that a U.S. holder receives, including amounts withheld in respect of Dutch dividend withholding tax, generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to exceptions for short-term or hedged positions and certain other exceptions, dividends received before January 1, 2013 by certain non-corporate U.S. holders, including individuals, generally will be subject to U.S. federal income taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on Holdco shares will be treated as qualified dividends as long as Holdco shares is listed on the New York Stock Exchange and Holdco was not, at any relevant time prior to the year in which the dividend is paid, and is not in the year in which the dividend is paid, a PFIC. U.S. holders of Holdco shares should consult their own tax advisors regarding the availability to them of the reduced dividend tax rate in light of their particular circumstances.

To the extent that a distribution exceeds Holdco's current or accumulated earnings and profits as determined for U.S. federal income tax purposes, such distribution will be treated as a nontaxable return of capital to the extent of the U.S. holder's tax basis in the shares (with a corresponding reduction in such tax basis), and thereafter will be treated as capital gain. Such capital gain will be long-term capital gain if the U.S. holder's holding period for the Holdco shares exceeds one year. Shareholders who hold Holdco shares with differing bases or holding periods should consult their tax advisors as to the application of these rules.

A U.S. holder who pays (whether directly or through withholding) Dutch income tax with respect to dividends paid on Holdco shares generally will be entitled, subject to generally applicable limitations under U.S. federal income tax laws, to a credit against such holder's U.S. federal income tax liability or, at the holder's election, to receive a deduction in computing such holder's taxable income. For foreign tax credit purposes, dividends paid by Holdco generally will constitute foreign source "passive category income" or, in the case of certain holders, "general category income." However, if Holdco is a "U.S.-owned foreign corporation," for foreign tax credit limitation purposes, dividends it pays in any year will be U.S. source income in proportion to the percentage of Holdco's earnings and profits in that year that are attributable to U.S. sources (provided at least 10% of Holdco's earnings and profits are so attributable). For this purpose, Holdco will be treated as a U.S.-owned foreign corporation if 50% or more of the voting power or value of its shares is owned, directly or indirectly, by U.S. persons. Foreign tax credits will not be allowed for Dutch dividend withholding taxes imposed in respect of certain short-term or hedged positions in Holdco shares. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Dividends paid in non-U.S. currency will be included in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by the U.S. holder, regardless of

whether the payment is in fact converted into U.S. dollars. Any gain or loss realized on a conversion or other disposition of currency other than the U.S. dollar generally will be treated as U.S. source ordinary income or loss.

Sale or Other Disposition of Holdco Shares

Subject to the discussion below relating to the potential application of the PFIC rules, upon a sale or other disposition of Holdco shares, U.S. holders generally will recognize capital gain or loss in an amount equal to the difference, if any, between the amount realized on the disposition and the U.S. holder's tax basis. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period for the Holdco shares exceeds one year. Long-term capital gain recognized by certain non-corporate U.S. holders, including individuals, generally are eligible for reduced rates of U.S. federal income taxation. There are limitations on the deductibility of capital losses.

Further tax consideration

In general, a foreign corporation, such as Holdco, will be classified as a PFIC for any taxable year in which either (1) 75% or more of its gross income is passive income (such as, for example, dividends interest, rents, royalties or gains from the disposition of investment assets) or (2) at least 50% of the average value of its assets consists of assets that produce or are held for the production of, passive income. For purposes of applying the tests in the preceding sentence, the foreign corporation is deemed to own its proportionate share of the assets of and to receive directly its proportionate share of the income of any other corporation in which the foreign corporation owns, directly or indirectly, at least 25% by value of the stock.

Classification of a foreign corporation as a PFIC can have various adverse consequences to U.S. holders. These include taxation of gain on a sale or other disposition of the stock of the corporation and taxation of distributions (including distributions that would otherwise be treated as "qualified dividends") at the maximum ordinary income tax rates and the imposition of a punitive interest charge on such gain and distributions.

Deutsche Börse reports, for financial accounting purposes, holding assets in its Eurex business that are of a type that would be treated as giving rise to passive income for purposes of the PFIC rules. Holdco does not believe that these assets should be treated as beneficially owned by Deutsche Börse or any of its subsidiaries for U.S. federal income tax purposes because these entities do not possess the benefits and burdens of ownership of those assets. Accordingly, Holdco does not currently expect to be treated as a PFIC. If the IRS were to successfully challenge this determination, it is possible that Holdco would be treated as a PFIC. In addition, because the tests for determining PFIC status are applied annually, and it is difficult to accurately predict future income and assets relevant to this determination, there can be no assurance that Holdco will not become a PFIC. U.S. holders of Holdco shares should consult their own tax advisors regarding the PFIC rules, including the availability of certain shareholder elections.

Non-U.S. Holders

In general, a non-U.S. holder of Holdco shares will not be subject to U.S. federal income tax or, subject to the discussion below under the heading "Information Reporting and Backup Withholding," withholding tax on any dividends received on Holdco shares or any gain recognized on a sale or other disposition of Holdco shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder's Holdco shares) unless: (1) such dividend or gain is effectively connected with the conduct by the holder of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment of such non-U.S. holder), or (2) in the case of gain only, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied.

A non-U.S. holder that is a corporation may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments.

Information Reporting and Backup Withholding

Dividends paid with respect to Holdco shares and proceeds from a sale or other disposition of Holdco shares received in the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding (currently, at a rate of 28%) unless such holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be allowed as a refund or a credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Non-U.S. holders generally are exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish their eligibility for exemption.

French Tax Considerations

General

This summary is based on the laws, regulations, practice and applicable tax treaties in force in France as at the date of the publication of this document, all of which are subject to change, possibly with retroactive effect.

This summary does not take into account the specific circumstances of particular investors some of which may be subject to special tax rules. French holders of Deutsche Börse and Holdco shares should consult their own tax advisors as to the particular French tax consequences of the exchange offer and/or of the holding or disposal of the Holdco shares.

As used herein, a "French individual" is an individual who is a resident of France for tax purposes, is subject to personal income tax (*impôt sur le revenu*) and owns (other than through a fixed base outside France) the Deutsche Börse and/or the Holdco shares as part of the individual's private portfolio (namely, such individual does not hold the shares through an enterprise that carries out an industrial, commercial, farming or other professional activity) and the individual does not carry out stock market transactions under conditions akin to business transactions; a "French legal entity" is a legal entity that is a French tax resident subject to corporate income tax (*impôt sur les sociétés*) that does not own its interests in Deutsche Börse or Holdco through a permanent establishment outside France, and that does not hold an interest in Deutsche Börse or Holdco that would qualify as participation shares (*titres de participation*) or other interest representing more than 5% of Deutsche Börse's or Holdco's share capital and benefit from a taxation at a reduced rate. "French holders" shall mean all these holders collectively.

Taxation of Exchange of Deutsche Börse Shares for Holdco Shares

French Individuals

Pursuant to Article 150-0 B of the French General Tax Code, capital gain or loss realized upon the exchange of Deutsche Börse shares for Holdco shares pursuant to the exchange offer will not be taken into account for the purpose of determining income tax of the year in which the exchange occurs (tax deferral regime).

This results in the following:

- as no cash payments will be made to Deutsche Börse shareholders pursuant to the exchange offer, taxpayers will not be required to declare the capital gain or loss realized upon the exchange on their tax return for the relevant year and are entitled to defer for tax purposes any capital gain arising from the exchange. This deferral applies automatically and a shareholder is not required to request this treatment;

- any capital loss arising from the exchange cannot be used to offset capital gains realized during the year of the exchange offer or during the ten following years and cannot therefore be carried forward.

The tax deferral will cease on disposal, buy-back, redemption or cancellation of the Holdco shares received pursuant to the exchange offer. The net capital gain or loss realized at the time of a subsequent sale or other disposition of Holdco shares will be computed based on the shareholder's tax basis in the Deutsche Börse shares tendered pursuant to the exchange offer and will be subject to income tax and social related contributions under the tax regime applicable — at the time of the subsequent sale — to sales of securities.

For purposes of computing the holding period in respect of the partial income tax exemption provided for by Article 150-0 D *bis* of the French General Tax Code (see "Taxation of Ownership and Transfer of Holdco Shares — Taxation of Capital Gains — French Individuals" below), the Holdco shares will be deemed to have the same acquisition date as the Deutsche Börse shares that are tendered pursuant to the exchange offer.

Deutsche Börse Shares Held in a Share Savings Plan (Plan d'Épargne en Actions – "PEA")

Holdco shares are eligible to be held in a PEA.

Shareholders whose Deutsche Börse shares are held in a PEA will benefit from an exemption from personal income tax on the capital gain realized upon the exchange offer provided that they register the Holdco shares received pursuant to the exchange offer in their PEA and that all other requirements for the application of the PEA regime, including the requisite holding periods, are met (see "Taxation of Ownership and Transfer of Holdco Shares — Taxation of Dividends — French Individuals").

Upon closure of the PEA (if it occurs more than five years after the opening of the PEA) or upon a partial withdrawal (if it occurs more than eight years after the opening of the PEA), the net gain realized since the opening of the PEA will benefit from an exemption from personal income tax but will be subject to social security contributions (currently at a combined rate of 12.3% but the effective rate of such contributions will depend on the date when the related gain is realized).

French Legal Entities

Pursuant to Article 38-7 of the French General Tax Code, capital gain or loss realized upon the exchange of Deutsche Börse shares for Holdco shares pursuant to the exchange offer will be included in the relevant shareholder's taxable income for the fiscal year in which the Holdco shares received in exchange are later sold (tax deferral treatment).

Any capital gain or loss resulting from the subsequent disposal of Holdco shares received pursuant to the exchange offer will be determined by reference to the shareholder's tax basis in the Deutsche Börse shares at the time of the exchange offer.

This gain or loss will be included in taxable income for the fiscal year in which the subsequent disposal occurs in accordance with the tax treatment applicable to Holdco shares as of that date.

Under the terms of Article 54 *septies* of the French General Tax Code, legal entities will be subject to special reporting requirements on an annual basis. Failure to report or to file accurate and complete documents required by the abovementioned Article may result in a penalty of 5% of the amount not properly reported.

Taxation of Ownership and Transfer of Holdco Shares

Taxation of Dividends

Pursuant to Article 24-B-b of the tax treaty dated March 16, 1973 between France and the Netherlands (the "France-Netherlands Treaty"), France grants a tax credit for withholding tax levied by the Netherlands on dividends. The amount of such tax credit is equal to the withholding tax as reduced by the France-Netherlands Treaty, that is, generally, 15/85 of the net amount of the dividends, to the extent such amount does not exceed the amount of French tax due with respect to such dividends.

- **French Individuals**

Dividends received by French individuals are generally included in their taxable income for the relevant calendar year and subject to personal income tax either:

  - at a progressive rate (with a marginal rate of 41%), under the following regime:

If the conditions set out in Article 158-3-2 of the French General Tax Code are satisfied with respect to such dividends, and provided that no election has been made for application of the 19% flat-rate tax on other distributions received during the same calendar year (see below), an allowance of 40% (the "40% Allowance") is first applied to the gross amount of the dividends, including the amount of any tax credit determined with respect to the Dutch withholding tax.

Subject to the same condition and on the aggregate amount of dividends received during the same calendar year after deduction of the 40% Allowance and of deductible expenses, an additional allowance is applied for an amount of (1) €3,050 for married couples subject to joint taxation as well as for signatories of a civil solidarity pact *(pacte civil de solidarité)* as defined under Article 515-1 of the Code Civil ("PACS") who are subject to joint taxation or (2) €1,525 for single people, widows and widowers, divorcees or married people who file their tax returns separately. If the amount of the additional allowance is higher than the amount of taxable income, any excess may neither be refunded nor carried forward.

  - upon election by the taxpayer, at a 19% flat-rate if the conditions set out in Article 117 *quater* of the French General Tax Code are satisfied in respect of such dividends.

If dividends are paid by a French paying agent, the election for the 19% flat-rate tax must be made by the taxpayer with the paying agent prior to the receipt of the dividends. Upon payment of the dividend, the 19% tax will be withheld by the French paying agent who then will report and pay, on behalf of the French taxpayer, the 19% tax withheld to the French tax authorities. The 19% flat-rate is applied to the gross amount of the dividends, including the amount of any tax credit determined with respect to the Dutch withholding tax.

If dividends are paid by a foreign paying agent, the 19% tax is either (1) paid to the French tax authorities by the French taxpayer within the first fifteen days of the month following the month of payment or (2) withheld at the time of payment by the paying agent who will report and pay on behalf of the French taxpayer the 19% flat-rate tax to the French tax authorities, provided that the paying agent is established in a Member State of the European Union or in a country within the EEA that has entered into a tax treaty with France that contains a clause of administrative assistance with view to prevent tax fraud and evasion, and the French taxpayer has authorized such withholding in writing.

Dividends are further subject to the following social security contributions: the general social contribution *(contribution sociale généralisée — CSG)* at the rate of 8.2% (of which 5.8% is deductible from the aggregate taxable income of the taxpayer, unless the taxpayer has elected for the application of the 19% flat-rate on the relevant dividends), the social levy *(prélèvement social)* at the rate of 2.2%, the contribution for the repayment of the social debt *(contribution au remboursement de la dette sociale — CRDS)* at the rate of 0.5% and the contributions payable in addition to the social levy at the respective rates of 0.3% and 1.1%, giving a combined rate of 12.3% of social security contributions. These social security contributions are withheld under similar rules as those applicable to the 19% flat-rate tax when the dividend is paid by a French paying agent.

The tax credit granted by France in respect of the Dutch withholding tax can be credited against the personal income tax due and thereafter against the social security contributions due in respect of the relevant dividends. Any excess may neither be refunded nor carried forward.

- **Holdco Shares Held in a Share Savings Plan (*Plan d'Épargne en Actions — "PEA"*)**

Holdco shares are eligible to be held in a PEA.

Under certain conditions, a PEA confers the right (1) during the duration of the PEA, to an exemption from income tax and social related contributions on the net income and net capital gains on investments made through a PEA, provided that this income and capital gains are reinvested in the PEA and (2) upon closure of the PEA (if it occurs more than five years after the opening of the PEA) or after a partial withdrawal (if it occurs more than eight years after the opening of the PEA), to an income tax exemption on the net gain realized since the opening of the PEA. This income and capital gains are nevertheless subject to social related contributions (currently at a combined rate of 12.3% but the effective rate of such contributions depends on the date when such gain is realized). Specific rules apply to the use of capital losses realized within a PEA. Investors are advised to consult their tax advisor with respect to this issue.

A withdrawal from a PEA in the form of a life annuity is subject to a specific tax regime not described herein.

Individuals owning Holdco shares in a PEA will not be able to use the tax credit granted by France in respect of the Dutch withholding tax.

French Legal Entities

Gross dividends (including the amount of any tax credit determined with respect to the Dutch withholding tax) received by French legal entities will be subject to corporate income tax at the current standard rate of 33⅓% (or, subject to limitations, at the reduced rate of 15% for companies that meet the conditions of Article 219 I-b of the French General Tax Code, that is, which have a yearly turnover net of tax of less than €7,630,000 and satisfy other ownership requirements), increased, as the case may be, by the social related contribution of 3.3% assessed on the corporate income tax due, after deduction of an allowance that may not exceed €763,000 per twelve-month period (Article 235 *ter ZC* of the French General Tax Code).

The tax credit granted by France in respect of the Dutch withholding tax is generally creditable against the corporate income tax and the social related contribution. Any excess may neither be refunded nor carried forward.

Taxation of Capital Gains

Capital gains, if any, realized by French holders on the disposal of their Holdco shares may be subject to tax in France but not in the Netherlands in accordance with Article 13.4 of the France-Netherlands Treaty.

French Individuals

Pursuant to Article 150-0 A of the French General Tax Code, capital gains realized by French individuals on the sale of Holdco shares will be subject to personal income tax at the flat rate of 19%, irrespective of the total amount of securities disposed of by their household. Capital gains are also subject to social related contributions at the current total rate of 12.3%, irrespective of the total amount of securities disposed of during the calendar year.

Under Article 150-0 D 11 of the French General Tax Code, capital losses incurred during a calendar year may offset capital gains of the same nature realized in the same calendar year or the ten following calendar years.

It should be noted that Article 150-0 D *bis* of the French General Tax Code provides for a total or partial income tax exemption on capital gains realized on the transfer of shares that were held for at least six years. French holders are urged to consult their own tax advisors to determine whether they may be entitled to these provisions.

Holdco Shares Held in a PEA

See above "Taxation of Ownership and Transfer of Holdco Shares—Taxation of Dividends—Holdco Shares Held in a Share Savings Plan (*Plan d'Épargne en Actions – PEA*)".

French Legal Entities

Capital gains realized upon the transfer of Holdco shares will generally be subject to corporate income tax under the same conditions as dividends. (See above "Taxation of Ownership and Transfer of Holdco Shares—Taxation of Dividends—French Legal Entities".)

Capital losses incurred as a result of a transfer of Holdco shares will in general be deductible from taxable income subject to corporate income tax.

Wealth Tax

Holdco shares held by French individuals among their private assets will be included in their taxable estate and subject to, if applicable, French wealth tax (*Impôt de solidarité sur la fortune*).

Inheritance and Gift Tax

Holdco shares acquired by French individuals through inheritance or as a gift will be subject to inheritance tax or gift tax.

Transfer Tax

Disposals of Holdco shares are generally not subject to registration taxes in France, provided that they are not recorded in connection with an agreement entered into in France.

Luxembourg Tax Considerations

General

The following summary is of general nature only and does not purport to be a comprehensive description of all the Luxembourg tax considerations that may be relevant to a decision to exchange Deutsche Börse shares pursuant to the exchange offer and to acquire, own or dispose of Holdco shares. It is not intended to be, nor should it be construed as being legal or tax advice. It is based on the laws in force in Luxembourg as at the date of the publication of this document and subject to any change in law that might take effect after such date. Each beneficial owner of Deutsche Börse shares should consult its tax advisor as to the Luxembourg tax consequences of the exchange of Deutsche Börse shares and subsequent ownership and transfer of Holdco shares.

Shareholders should be aware that the concept of residence as used below applies for Luxembourg income tax assessment purposes only. Any reference in this section to a tax, duty, levy or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Moreover, any reference to Luxembourg income tax encompasses corporate income tax (*impôt sur le revenu des collectivités*), municipal business tax (*impôt commercial communal*), a solidarity surcharge (*contribution au fonds pour l'emploi*), as well as personal income tax (*impôt sur le revenu*) generally. Corporate shareholders may further be subject to net wealth tax (*impôt sur la fortune*) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge invariably apply to most corporate taxpayers resident of Luxembourg for tax purposes.

The standard rate of corporate taxation in Luxembourg for companies having their registered office in the municipality of Luxembourg is in the aggregate 28.8% in 2011 (21% corporate income tax, plus a 5% solidarity surcharge thereon, and 6.75% municipal business tax).

Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of a professional or business undertaking, municipal business tax may apply as well.

Taxation of Exchange of Deutsche Börse Shares for Holdco Shares

Luxembourg resident (individual and corporate) shareholders of Deutsche Börse shares will not realize any capital gains (or losses) upon the receipt of Holdco shares pursuant to the exchange offer pursuant to the non-recognition treatment provided for in article 22bis (2) 4. of the Luxembourg Income Tax Law ("ITL"), as shareholders will receive the Holdco shares in exchange for their Deutsche Börse shares as part of a global share-for-share exchange transaction conferring to Holdco a majority of the voting rights in Deutsche Börse.

As a consequence of the non-recognition treatment, the Holdco shares received by Luxembourg resident shareholders pursuant to the exchange offer will retain the same acquisition value and acquisition date as the Deutsche Börse shares tendered in the exchange offer.

Notwithstanding the foregoing, Luxembourg resident (individual and corporate) shareholders of Deutsche Börse may elect to recognize any capital gains arising from the receipt of the Holdco shares in exchange for their Deutsche Börse shares pursuant to the exchange offer. If such an election is made, an electing Luxembourg resident shareholder will be fully subject to Luxembourg income tax on the capital gains realized on the Deutsche Börse shares tendered, unless an exemption provided in the Luxembourg ITL (see paragraph – "Capital Gains Taxation" below) is available.

Taxation of Ownership and Transfer of Holdco Shares

Dividends Taxation

- **Luxembourg Resident Individual Shareholders**

Dividends received by a Luxembourg resident individual shareholder will generally be subject to Luxembourg income tax (including the solidarity surcharge) at the ordinary progressive rate. However, half of the amount of dividend income received from Holdco will be excluded from the taxable base of the Luxembourg resident individual shareholder.

- **Luxembourg Resident Corporate Shareholders**

Pursuant to the Luxembourg participation exemption regime, dividends and liquidation proceeds received from Holdco by (1) a joint-stock company that is a fully taxable Luxembourg resident company, (2) a permanent establishment located in Luxembourg of a company resident in a Member State of the European Union as defined in article 2 of the EU Directive 90/435/EEC of 23 July 1990 as amended, (3) a permanent establishment located in Luxembourg of a company resident in a country that has concluded a double taxation treaty with Luxembourg, or (4) a permanent establishment located in Luxembourg of a joint-stock company or of a cooperative company resident in a Member State of the EEA, will be exempt from income tax in Luxembourg provided that, at the date of the distribution, the shareholder holds or commits to hold, directly or through a tax transparent vehicle, during an uninterrupted period of at least 12 months, a participation of at least 10% of the share capital of Holdco or a participation with an acquisition price of at least € 1.2 million. Shares held through a tax transparent entity are considered to be held directly by a shareholder in proportion to the shareholder's percentage interest in the net assets of the transparent entity.

Dividends received from Holdco by a Luxembourg resident company, or by a permanent establishment of a non-resident company located in Luxembourg, that are outside the scope of the Luxembourg participation exemption regime will be subject to Luxembourg corporate income tax (including the solidarity surcharge) and municipal business tax at the ordinary rate. However, half of the amount of dividend income received from Holdco will be excluded from the taxable base of the Luxembourg resident corporate shareholder.

- **Luxembourg Resident Companies Benefitting from a Special Tax Regime**

Luxembourg companies that benefit from a special tax regime under (1) the laws of December 17, 2010 and February 13, 2007 on undertakings for collective investment or (2) the law of May 11, 2007 on family estate management companies will not be subject to income tax on dividends received from Holdco.

Tax Credit for Foreign Withholding Tax

Resident (individual and corporate) shareholders and non-resident (individual and corporate) shareholders holding Holdco shares through a permanent establishment (including a permanent representative) or fixed base in Luxembourg, may credit (part or all of) the dividend withholding tax levied by Holdco, if any, against their final income tax liability in Luxembourg. However, Luxembourg resident companies benefitting from a special tax regime (as referred to in the above paragraph) should not be entitled to a refund of the dividend withholding tax levied by Holdco, if any.

Capital Gains Taxation

- **Luxembourg Resident Individual Shareholders**

Capital gains realized on the disposal of Holdco shares (including a sale, exchange, contribution or any other kind of disposal) by resident individuals other than shareholders acting in the course of professional or business activity are not subject to income tax, unless these capital gains qualify either as speculative gains or as gains on a substantial participation.

Capital gains are deemed to be speculative and are subject to income tax at ordinary rates if the Holdco shares are disposed of within 6 months of their acquisition (or deemed acquisition in case of transfer subject to non-recognition treatment regime) or if the disposal precedes the acquisition (or deemed acquisition) of the Holdco shares.

A participation is considered substantial where a resident individual has held, alone or together with his/her close relatives, directly or indirectly, at any time within the five years preceding the disposal, more than 10% of the share capital of Holdco. A shareholder is also deemed to dispose of a substantial participation if, within the five years preceding the transfer, he/she acquired by way of a gratuitous transfer, a participation constituting a substantial participation in the hands of the transferor (or the transferors in case of several successive gratuitous transfers within the same five-year period). Capital gains realized on a disposal of a substantial participation more than six months after the acquisition are subject to income tax according to the half-global rate method (i.e. the average rate applicable to the shareholder's total income is calculated at progressive income tax rates, and half of the average rate is applied to the capital gains realized on the disposal).

Capital gains realized on the disposal of Holdco shares by resident individual shareholders, acting in the course of their professional/business activity, are subject to income tax at ordinary rates.

- **Luxembourg Resident Corporate Shareholders**

Capital gains realized upon the disposal of the Holdco shares by a Luxembourg resident company, or by a permanent establishment of a non-resident company located in Luxembourg, will be fully subject to corporate income tax (including the solidarity surcharge) and municipal business tax in Luxembourg, except if the Luxembourg participation regime is applicable.

Pursuant to the Luxembourg participation exemption regime, capital gains realized upon the disposal of Holdco shares by (1) a joint-stock company that is a fully taxable Luxembourg resident company, (2) a permanent establishment located in Luxembourg of a company resident in a Member State of the European Union as defined in article 2 of the EU Directive 90/435/EEC of 23 July 1990 as amended, (3) a permanent establishment located in Luxembourg of a company resident in a country that has concluded a double taxation treaty with Luxembourg, or (4) a permanent establishment located in Luxembourg of a joint-stock company or of a cooperative company resident in a Member State of the EEA, will be exempt from income tax in Luxembourg provided that, at the date of the distribution, the shareholder holds or commits to hold, directly or through a tax transparent vehicle, during an uninterrupted period of at least 12 months, a participation of at least 10% in the share capital of Holdco or a participation with an acquisition price of at least EUR 6 million shares held through a tax transparent entity are considered to be held directly by a shareholder in proportion to the shareholder's percentage interest in the net assets of the transparent entity.

The amount of taxable gains (or losses) will generally be the difference between the price for which the Holdco shares are disposed of and the lower of their cost or book value.

- **Luxembourg Resident Companies Benefitting from a Special Tax Regime**

Luxembourg companies that benefit from a special tax regime under (1) the laws of December 17, 2010 and February 13, 2007 on undertakings for collective investment or (2) the law of May 11, 2007 on family estate management companies will not be subject to tax on capital gains realized on the disposal of the Holdco shares.

Net Wealth Tax

Luxembourg resident companies, that do not benefit from a special tax regime under (1) the laws of December 17, 2010 and February 13, 2007 on undertakings for collective investment, (2) the law of March 22, 2004 on securitization, (3) the law of June 15, 2004 on venture capital vehicles, or (4) the law of May 11, 2007 on family estate management companies and Luxembourg non-resident companies owning assets attributable to an enterprise or part thereof which is carried on in Luxembourg through a permanent establishment, are subject to net wealth tax on their net assets.

However, Holdco shares held by fully taxable Luxembourg resident companies and by Luxembourg non-resident companies whose Holdco shares are attributable to a permanent establishment in Luxembourg will be excluded from the taxable base for net wealth tax purposes, provided the conditions of the participation exemption regime are met (generally as described above under "Dividends Taxation—Luxembourg resident corporate shareholders," but without regard to the 12-month holding period requirement).

Individuals are not subject to net wealth tax in Luxembourg.

Inheritance and Gifts Tax

No Luxembourg estate or inheritance taxes will be levied on the transfer of Holdco shares upon the death of a shareholder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes.

No Luxembourg gift tax will be levied on the transfer of Holdco shares by way of a gift, unless the gift is recorded in a Luxembourg notarized deed or otherwise registered in Luxembourg.

Indirect Taxes (VAT, Stamp Duties)

No Luxembourg value added tax will be payable with respect to payments made in consideration for the issuance of Holdco shares or with respect to the payment of dividends or other proceeds with respect to Holdco shares or the transfer of Holdco shares.

No Luxembourg registration tax, stamp duty or any other similar tax or duty will be due by the shareholders as a consequence of the issuance of Holdco shares, nor will any of these taxes become payable as a consequence of a subsequent transfer, exchange or redemption of Holdco shares.

United Kingdom Tax Considerations

The following paragraphs, which are intended as a general guide only, are based on current UK tax legislation and the published practice of HM Revenue & Customs ("HMRC") as at the date of the publication of this document, both of which are subject to change, possibly with retrospective effect. They summarize certain limited aspects of the UK tax treatment of acceptance of the exchange offer and they relate only to the position of Deutsche Börse shareholders who are beneficial owners of their Deutsche Börse shares, who hold their Deutsche Börse shares as an investment (other than under a personal equity plan or an individual savings account) and who are resident in the UK for taxation purposes, and if an individual, domiciled and ordinarily resident, in the UK. Certain categories of shareholders, such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, persons connected with NYSE Euronext, Deutsche Börse or the group and persons holding the shares as part of hedging or conversion transactions, may be subject to special rules and this summary does not apply to such shareholders. They do not apply to Deutsche Börse shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment, or Deutsche Börse shareholders who are or will be officers or employees of NYSE Euronext, Deutsche Börse or Holdco or a company forming part of the Group. Shareholders who are in any doubt as to their taxation position should consult an appropriate professional advisor immediately.

Taxation of Exchange of Deutsche Börse Shares for Holdco Shares

To the extent that a Deutsche Börse shareholder receives Holdco shares in exchange for his Deutsche Börse shares and does not hold (either alone or together with persons connected with him) more than 5% of, or of any class of, shares in or debentures of Deutsche Börse, he will not be treated as having made a disposal of his Deutsche Börse shares. Instead, the Holdco shares will be treated as the same asset as those Deutsche Börse shares acquired at the same time and for the same consideration as those shares.

Taxation of Ownership and Transfer of Holdco Shares

Dividends on Holdco Shares

A UK resident individual Deutsche Börse shareholder who is issued Holdco shares and who receives a dividend of an income nature from the Holdco shares will be entitled to a tax credit which may be set off against the shareholder's total income tax liability. The tax credit will be equal to 10% of the aggregate of the dividend (before deduction of any Dutch or other foreign withholding tax) and the tax credit (the "Gross Dividend"). Such an individual shareholder who is liable to income tax at the basic rate will be subject to tax on the dividend at the rate of 10% of the Gross Dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. In the case of such an individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match the shareholder's tax liability on the Gross Dividend and such shareholder will have to account for additional income tax equal to 22.5% of the Gross Dividend (which is also equal to 25% of the cash dividend (before deduction of any Dutch or other foreign withholding tax)) to the extent that the Gross Dividend when treated as the top slice of the shareholder's income falls above the threshold for higher rate income tax. In the case of such an individual shareholder who is subject to income tax at the additional rate, the tax credit will also be set against but not fully match the shareholder's liability on the Gross Dividend and such shareholder will have to account for additional income tax equal to 32.5% of the Gross Dividend (which is also equal to approximately 36% of the cash dividend received (before deduction of any Dutch or other foreign withholding tax)) to the extent that the Gross Dividend when treated as the top slice of the shareholder's income falls above the threshold for additional rate income tax.

Dutch or other foreign withholding tax withheld from the payment of a dividend will generally be available as a credit against the income tax payable by an individual shareholder in respect of the dividend.

A UK resident individual shareholder who is not liable to income tax in respect of the Gross Dividend and other UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by Holdco.

Deutsche Börse shareholders who are issued Holdco shares and who will be within the charge to corporation tax in respect of such Holdco shares will be subject to corporation tax on the gross amount of any dividends paid by Holdco, subject to any applicable credit for Dutch or other foreign withholding tax, unless (subject to special rules for such shareholders that are small companies) the dividends fall within an exempt class and certain other conditions are met.

Capital Gains Taxation

A subsequent disposal of Holdco shares may, depending on individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to UK tax on capital gains.

Any chargeable gain or allowable loss on a disposal of the Holdco shares should be calculated taking into account the allowable cost to the holder of acquiring his Deutsche Börse shares.

UK Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No UK stamp duty will be payable on the exchange of Deutsche Börse shares for Holdco shares and no UK stamp duty should be payable on the future transfer of Holdco shares provided that any instrument of transfer is not executed in the UK, and does not relate to any property situated or to any matter or thing done or to be done, in the UK. No UK SDRT will be payable on the exchange of Deutsche Börse shares for Holdco shares or any future transfer of Holdco shares provided that the shares are not registered in any register kept in the UK.

LIMITATIONS ON ENFORCEMENT

Because Holdco is a Dutch company with dual headquarters to be in Frankfurt and New York, many of their respective directors and executive officers, and certain experts named in this document, reside outside Germany and the United States. As a result, it may be difficult to serve legal process on Holdco or their respective directors and executive officers or have any of them appear in a court in Germany or the United States In addition, U.S. investors may find it difficult in a lawsuit based on the civil liability provisions of the U.S. federal securities laws to enforce in U.S. courts or outside the U.S. judgments obtained against those persons in U.S. courts, to enforce in U.S. courts judgments obtained against those persons in courts in jurisdictions outside the United States, or to enforce against those persons in Germany or the Netherlands, as applicable, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal securities laws.

LEGAL MATTERS

Each of Linklaters LLP and Stibbe N.V., counsel to Holdco, has provided a legal opinion for Holdco regarding the validity of the Holdco shares offered by this document. Linklaters LLP, counsel to Holdco, has provided an opinion to Holdco regarding the certain tax matters set forth in the exchange offer prospectus which forms a part of this document.

EXPERTS

The balance sheet of Holdco as of February 10, 2011, has been included herein in reliance upon the report of KPMG Accountants N.V., Laan van Langerhuize 1, 1186 DS, Amstelveen, Netherlands, independent registered public accountants, appearing elsewhere herein, and upon the authority of said firm as auditor. KPMG Accountants N.V. is a member firm of KPMG International, is a member of the *Koninklijk Nederlands Instituut van Registeraccountants* (NIVRA) and is registered with the Public Company Accounting Oversight Board.

The audited consolidated financial statements of Deutsche Börse as at December 31, 2010, 2009 and 2008, and for each of the three years in the period ended December 31, 2010, have been included herein in reliance upon the report of KPMG AG Wirtschaftsprüfungsgesellschaft, Klingelhoferstraße 18, 10785 Berlin, Germany, independent registered public accountants, appearing elsewhere herein, and upon the authority of said firm as auditor. KPMG AG Wirtschaftsprüfungsgesellschaft is a member firm of KPMG International, is member of the German Chamber of Public Accountants (*Wirtschaftsprüferkammer*), Berlin and is registered with the Public Company Accounting Oversight Board.

The consolidated financial statements of NYSE Euronext as of December 31, 2010, 2009 and 2008, and for each of the three years in the period ended December 31, 2010, and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) as of December 31, 2010 included in this document have been so included in reliance on the report of PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017, United States of America, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member firm of the worldwide PricewaterhouseCoopers global organization and is a member of the American Institute of Certified Public Accountants and is registered with the Public Company Accounting Oversight Board.

WHERE YOU CAN FIND MORE INFORMATION

Deutsche Börse makes its annual and interim reports and other information on its website *www.deutsche-boerse.com*. Information contained in or otherwise accessible through this websites is not a part of this document.

NYSE Euronext files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that it files at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about its public reference room. SEC filings are also available to the public at the SEC's website at *www.sec.gov*. Copies of documents filed by NYSE Euronext with the SEC are also available at the offices of NYSE Euronext at 11 Wall Street, New York, New York 10005, United States.

Holdco has filed a Registration Statement on Form F-4 under the Securities Act with the SEC with respect to the Holdco shares to be issued in the merger and exchange offer. This document constitutes the prospectus that is both filed on behalf of Holdco as part of their Registration Statement and attached as an annex to the exchange offer document. The document also constitutes the NYSE Euronext proxy statement. This document does not contain all of the information set forth in the Registration Statement because certain parts of the Registration Statement are omitted in accordance with the rules and regulations of the SEC. The Registration Statement and its exhibits are available for inspection and copying as set forth above.

RECENT DEVELOPMENTS AND OUTLOOK

Recent Developments

Holdco was formed on February 10, 2011, and on February 14, 2011, Holdco formed Pomme Merger Corporation, a Delaware corporation, as a wholly owned U.S. subsidiary of Holdco. If the merger is completed, Pomme Merger Corporation will merge with and into NYSE Euronext. No material activities have been carried out by Holdco or Pomme Merger Corporation since their formation on February 10, 2011 and on February 14, 2011, respectively, other than in connection with the transactions contemplated by the combination. Therefore there have been no significant changes in the financial or business position (i.e., the financial condition, results of operations or general course of business) of Holdco and its subsidiaries since February 10, 2011, the date of Holdco's incorporation.

On May 2, 2011, Holdco's general meeting of shareholders resolved to amend Holdco's articles of association and to increase its authorized share capital from €225,000 to €1,000,000,000 consisting of 500,000,000 ordinary shares with a nominal value of €1.00 per share (referred to as Holdco shares in this document) and 500,000,000 preference shares with a nominal value of €1.00 per share.

Business Combination Agreement

On February 15, 2011, Holdco, Deutsche Börse, NYSE Euronext and Pomme Merger Corporation entered into a business combination agreement pursuant to which Deutsche Börse will become a subsidiary of Holdco through the exchange offer and NYSE Euronext will become a subsidiary of Holdco through the merger. In connection therewith, on February 15, 2011, Holdco announced its intention to launch a voluntary takeover bid in the form of an exchange offer for the Deutsche Börse shares. On May 2, 2011, Holdco, Deutsche Börse, NYSE Euronext and Pomme Merger Corporation entered into an amendment to the business combination agreement to amend the conditions to the completion of the exchange offer and make other modifications to the business combination agreement. Each reference to "business combination agreement" in this document refers to the business combination agreement executed as of February 15, 2011, as amended by the amendment executed as of May 2, 2011. See "The Business Combination Agreement" for more information regarding the business combination agreement.

Litigation Concerning the Combination

Following the announcement of the combination on February 15, 2011, several complaints were filed in the Delaware Court of Chancery (which is referred to in this document as the "Delaware Court"); the Supreme Court of the State of New York, County of New York (which is referred to in this document as the "New York Court"); and the U.S. District Court for the Southern District of New York (which is referred to in this document as the "SDNY"), challenging the proposed combination. Four of the actions were filed in the Delaware Court and have been consolidated as *In re NYSE Euronext Shareholders Litigation*, Consol. C.A. No. 6220-VCS. Five actions were filed in the New York Court and are being coordinated under a single master file, NYSE Euronext Shareholder Litigation Master File, Index No. 773,000/11. One action, *Jones v. Niederauer, et al.*, C.N. 11-CV-01502, is pending in the SDNY. Following the filing of the registration statement on April 7, 2011, a consolidated amended complaint was filed in the Delaware Court and an amended master complaint was filed in the New York Court.

All of the complaints raise substantially the same claims. All are purported class actions filed on behalf of all NYSE Euronext public shareholders and variously name as defendants NYSE Euronext, its directors, Deutsche Börse, Pomme Merger Corporation and Holdco (certain defendants are not named in all of the actions). The complaints generally allege that the individual defendants breached their fiduciary duties in connection with their consideration and approval of the proposed combination and that the entity defendants aided and abetted those breaches. The amended complaints filed in the New York Court and the Delaware Court also allege that the individual defendants have not fully informed themselves about whether greater value can be achieved through

the sale of NYSE Euronext to a third party, including pursuant to the proposal by NASDAQ OMX Group, Inc. and IntercontinentalExchange, Inc. The amended complaints further allege that the registration statement filed on April 7, 2011 contains material misstatements and omissions. The complaints seek, among other relief, injunctive relief against the consummation of the combination, an order that the individual defendants fully inform themselves with respect to the proposal by NASDAQ OMX Group, Inc. and IntercontinentalExchange, Inc. and alternatives to maximize shareholder value, an order enjoining material transactions or changes to NYSE Euronext's business and assets pending additional review of NYSE Euronext's strategic alternatives, unspecified monetary damages and plaintiffs' costs and attorney's fees.

Predicting the outcome of these lawsuits is difficult. An adverse judgment for monetary damages could have a material adverse effect on the operations of the Holdco group following completion of the combination. A preliminary injunction could delay or jeopardize the completion of the combination, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the combination. The defendants believe that the claims asserted against them in these lawsuits are without merit, and intend to defend themselves vigorously against the claims.

Deutsche Börse Group

On March 31, 2011 Eurex Zürich AG announced that its shareholding in EEX will increase from 35.23% to 56.14%. Now that the transaction has been approved by the relevant supervisory bodies, including the EEX supervisory board, all of the conditions for the immediate execution of the transaction have been fulfilled. The transaction was closed on April 12, 2011. Since the end of the last quarter on March 31, 2011, there were no significant changes in the financial or trading position (i.e., the financial condition, results of operations or general course of business) of Deutsche Börse Group.

In principle, the drivers of Deutsche Börse's business activities developed positively in the first quarter of 2011. In addition, the natural disaster in Japan and political unrest in Northern Africa and the Middle East led to a higher volatility of the markets and caused market participants to hedge against risks by restructuring their portfolios on short notice. As a result, sales revenue grew in the Xetra and Eurex trading segments in the first quarter of 2011. Business development in the other segments was also positive. The steady growth of post-trade services in the Clearstream segment continued the trend of the previous year, and the Market Data & Analytics segment further increased its sales of data products in the market data and information business. Overall, Deutsche Börse Group's sales revenue rose by 8 percent year-on-year to €558.6 million (Q1/2010: €519.2 million). Net interest income from banking business generated in the Clearstream segment recovered significantly, growing by 46 percent to €16.1 million (Q1/2010: €11.0 million).

Net income for the first quarter of 2011 rose by 36 percent to €212.8 million (Q1/2010:€156.9 million). Basic earnings per share, based on a weighted average of 186.0 million shares outstanding, rose to €1.14 in the first quarter of 2011 (Q1/2010: €0.84 for 185.9 million shares outstanding).

NYSE Euronext

In 2010, NYSE Euronext announced the sale of a significant equity interest in NYSE Amex Options, one of its two U.S. options exchanges, to seven external investors, BofA Merrill Lynch, Barclays Capital, Citadel Securities, Citi, Goldman Sachs, TD AMERITRADE and UBS. Under the framework, NYSE Euronext will remain the largest shareholder in NYSE Amex Options and manage its day-to-day operations. NYSE Amex options will operate under the supervision of a separate board of directors, of which NYSE Euronext has a majority of the seats, and a dedicated chief executive officer. NYSE Euronext consolidates NYSE Amex Options for financial reporting purposes. NYSE Euronext expects to complete the sale in 2011 following receipt of regulatory approvals.

On February 18, 2011, the formation of the NYSE Blue joint venture was consummated. NYSE Blue is a new global company that is majority owned by NYSE Euronext. NYSE Blue consists of the businesses of APX (headquartered in the New York City region) and Bluenext (headquartered in Paris). In its environmental unit,

NYSE Blue provides infrastructure and services to environmental sponsors and market participants, through its environmental management account for asset and risk management as well as its registry services for renewable energy in the United States and voluntary carbon worldwide. Additionally, NYSE Blue operates, through Bluenext, a leading spot exchange for the European Emissions Trading System, a multi-country, multi-sector Greenhouse Gas emission trading scheme. In its power unit, NYSE Blue is a leading provider of hosted power scheduling and settlement services for wholesale power market participants.

On April 1, 2011, NYSE Euronext received a letter from NASDAQ OMX Group, Inc. and IntercontinentalExchange, Inc. setting forth a non-binding proposal to acquire all of the outstanding shares of NYSE Euronext common stock, where NYSE Euronext stockholders would receive $14.24 in cash, 0.4069 of a share of NASDAQ OMX common stock and 0.1436 of a share of IntercontinentalExchange common stock, for each share of NYSE Euronext common stock. The letter indicated that NASDAQ OMX Group and IntercontinentalExchange agreed between themselves that, in connection with the closing of such transaction, IntercontinentalExchange would acquire NYSE Euronext's European derivatives businesses, including Liffe, as well as Liffe US and NYPC, and NASDAQ OMX would retain NYSE Euronext's other businesses, including the NYSE Euronext stock exchanges in New York, London, Paris, Amsterdam, Brussels and Lisbon, the U.S. equity options business and the information services and technology solutions businesses. The letter further indicated that the proposal was based on publicly available information and was not an offer capable of acceptance, but rather a non-binding indication of interest to serve as a basis for moving toward a mutually agreed transaction. On April 1, 2011, NYSE Euronext issued a press release requesting its shareholders not to take any action with respect to the proposal and indicating that the NYSE Euronext board of directors would carefully review the proposal in consultation with its independent financial and legal advisors. The NYSE Euronext board of directors held a meeting by telephone call that same day to receive an initial briefing on receipt of the proposal, but no determination was made with respect to the proposal.

On April 8, 2011, Deutsche Börse sent a letter to Duncan Niederauer and Jan-Michiel Hessels, the chief executive officer and chairman of NYSE Euronext, respectively, stating that Deutsche Börse remains fully committed to the agreed business combination with NYSE Euronext and describing certain aspects of the proposal by NASDAQ OMX and IntercontinentalExchange that Deutsche Börse viewed as being less favorable to NYSE Euronext than the proposed combination with the Deutsche Börse.

On April 11, 2011, the NYSE Euronext board of directors met to review the unsolicited proposal with NYSE Euronext's outside legal and financial advisors. At the meeting, the board of directors unanimously rejected the proposal by NASDAQ OMX and InternationalExchange and reaffirmed the business combination agreement with Deutsche Börse. NYSE Euronext issued a press release that same day announcing the board's decision. The board's decision was based on its analysis of various aspects of the proposal, including the transaction structure, consideration to be paid, the anticipated value of such consideration following the transaction, the financing required for the transaction, the required financial and legal due diligence that would need to be performed, and the competition approval process and the exchange regulatory approval process. The board also discussed the proposal in light of the company's corporate strategy. After discussing the proposal, the NYSE Euronext board of directors unanimously concluded that the proposal did not align with NYSE Euronext's strategic vision, involved unacceptable execution risk and was not in the best interests of NYSE Euronext and its shareholders.

On April 19, 2011, NYSE Euronext received a letter from NASDAQ OMX and IntercontinentalExchange that provided additional details of their proposal, including a draft merger agreement. That same day, NYSE Euronext issued a press release acknowledging its receipt of the proposed merger agreement and indicating that the NYSE Euronext board of directors would review it in due course, consistent with its fiduciary duties and its obligations under the business combination agreement.

On April 21, 2011, the NYSE Euronext board of directors met to review the additional information with NYSE Euronext's outside legal and financial advisors. At the meeting, NYSE Euronext board of directors unanimously rejected the proposal and reaffirmed the business combination agreement with Deutsche Börse. NYSE Euronext issued a press release that same day announcing the board's decision.

Since the end of the financial year ended December 31, 2010, there have been no significant changes in the financial or business position (i.e., the financial condition, results of operations or general course of business) of NYSE Euronext and its subsidiaries.

On April 28, 2011, NYSE Euronext published by way of a press release results for its first quarter of fiscal 2011. Set forth below is certain unaudited preliminary financial information prepared in the form of consolidated statements of income for the three months ended March 31, 2011 and 2010, and consolidated balance sheets as of March 31, 2011 and December 31, 2010. This financial information is preliminary and has been prepared by, and is the responsibility of, NYSE Euronext's management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The unaudited financial information reflects all adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of such information. The results of operations for the three-month period ended March 31, 2011 are not necessarily indicative of the results to be expected for the entire fiscal year.

NYSE Euronext
Condensed consolidated statements of income (unaudited)
(in millions, except per share data)

	Three months ended March 31,	
	2011	2010
Revenues		
Transaction and clearing fees	$ 815	$ 762
Market data	96	91
Listing	109	105
Technology services	82	79
Other revenues	46	46
Total revenues	1,148	1,083
Transaction-based expenses:		
Section 31 fees	89	63
Liquidity payments, routing and clearing	380	375
Total revenues, less transaction-based expenses	679	645
Other operating expenses		
Compensation	161	172
Depreciation and amortization	70	66
Systems and communications	52	52
Professional services	69	58
Selling, general and administrative	63	79
Merger expenses and exit costs	21	13
Total other operating expenses	436	440
Operating income	243	205
Net interest and investment income (loss)	(29)	(27)
Loss from associates	(1)	(2)
Other income (loss)	—	(3)
Income before income taxes	213	173
Income tax provision	(62)	(48)
Net income	151	125
Net loss attributable to noncontrolling interest	4	5
Net income attributable to NYSE Euronext	$ 155	$ 130
Basic earnings per share attributable to NYSE Euronext	$ 0.59	$ 0.50
Diluted earnings per share attributable to NYSE Euronext	$ 0.59	$ 0.50
Basic weighted average shares outstanding	261	260
Diluted weighted average shares outstanding	262	261

NYSE Euronext
Condensed consolidated statements of financial condition (unaudited)
(in millions)

	March 31, 2011	December 31, 2010
Assets		
Current assets:		
Cash, cash equivalents, and short term financial investments	$ 351	$ 379
Accounts receivable, net	602	526
Deferred income taxes	77	120
Other current assets	203	149
Total current assets	1,233	1,174
Property and equipment, net	1,021	1,021
Goodwill	4,196	4,050
Other intangible assets, net	6,083	5,837
Deferred income taxes	611	633
Other assets	649	663
Total assets	$13,793	$13,378
Liabilities and equity		
Accounts payable and accrued expenses	$ 749	$ 910
Deferred revenue	428	176
Short term debt	201	366
Deferred income taxes	3	2
Total current liabilities	1,381	1,454
Long term debt	2,156	2,074
Deferred income taxes	2,049	2,007
Accrued employee benefits	453	499
Deferred revenue	371	366
Other liabilities	106	134
Total liabilities	6,516	6,534
Equity	7,277	6,844
Total liabilities and equity	$13,793	$13,378

For the three months ended March 31, 2011, NYSE Euronext reported total revenues, less transaction-based expenses and operating income of $679 million and $243 million. This compares to revenues, less transaction-based expenses and operating income of $645 million and $205, respectively, for the three months ended March 31, 2010.

The $34 million increase in total revenues, less transaction-based expenses and $38 million increase in operating income for the period reflect the following principal factors:

Increased total revenues, less transaction-based expenses — Total revenues, less transaction-based expenses increased primarily due to increased volumes in NYSE Euronext's U.S. derivatives business, European cash markets and growth in information services and technology solutions, partially offset by decreased volumes in certain of its U.S. cash trading venues.

Increased operating income — The period-over-period increase in operating income was primarily due to increased total revenues, less transaction-based expenses and lower operating expenses as a result of cost containment initiatives.

As a result of this improved operating performance, NYSE Euronext reported net income attributable to NYSE Euronext of $155 million, or $0.59 per diluted share for the three months ended March 31, 2011, compared to net income attributable to NYSE Euronext of $130 million, or $0.50 per diluted share for three months ended March 31, 2010.

On May 2, 2011, NASDAQ OMX and IntercontinentalExchange issued a press release announcing that each of their respective boards of directors approved their intent to commence an exchange offer to acquire all of the outstanding NYSE Euronext shares in a cash and stock transaction. Under the terms of the offer, each share of NYSE Euronext would be exchanged for $14.24 in cash, 0.4069 shares of NASDAQ OMX common stock and 0.1436 shares of ICE common stock. The press release provided that, if NASDAQ OMX and ICE are successful in acquiring NYSE Euronext shares pursuant to the offer, they would consummate a second step merger as soon as possible thereafter to acquire the remaining NYSE Euronext shares for the same consideration per share. The press release also indicated that the offer would be expected to have the following conditions: the tender of a majority of the outstanding NYSE Euronext shares on a fully diluted basis; the termination of the business combination agreement between Deutsche Börse AG and NYSE Euronext; receipt of required regulatory approvals; the NYSE Euronext board waiving the voting and ownership limitations contained in the NYSE Euronext certificate of incorporation; approval by the NYSE Euronext board of the exchange offer under Section 203 of the Delaware General Corporation Law (or satisfaction that Section 203 will not apply to the offer and the second step merger); NASDAQ OMX and ICE completing to their satisfaction confirmatory due diligence; and approval by the stockholders of NASDAQ OMX and ICE of the issuance of their stock pursuant to the exchange offer and the second step merger.

As noted in the press release, the proposal by NASDAQ OMX and IntercontinentalExchange is subject to several conditions, including termination of the business combination agreement between Deutsche Börse and NYSE Euronext, receipt of required regulatory approvals and completion to their satisfaction of confirmatory due diligence. NYSE Euronext does not expect that all of these conditions (including, in particular, the receipt of required regulatory approvals) can be satisfied prior to the NYSE Euronext special meeting (or satisfied at any time) so that NYSE Euronext stockholders could actually receive the consideration offered by NASDAQ OMX and IntercontinentalExchange. However, the existence of the offer could cause NYSE Euronext shareholders to tender their shares into the offer by NASDAQ and IntercontinentalExchange and could lead such shareholders to withhold their vote for the business combination agreement between with Deutsche Börse and NYSE Euronext. In such circumstances, it is possible that the business combination with Deutsche Börse is not approved and the NYSE Euronext stockholders also will not be able to receive the consideration offered by NASDAQ OMX and IntercontinentalExchange.

Outlook

Holdco does not expect to conduct any material activities other than the matters contemplated by the business combination agreement, including the exchange offer and the merger, as described in "The Business Combination Agreement" and "Business of Holdco and Certain Information about Holdco." Following the completion of the combination, Holdco expects to implement the post-completion reorganization steps described in "The Business Combination Agreement — Post-Completion Reorganization."

Deutsche Börse Group and NYSE Euronext will, until the earlier of the completion of the combination and the termination of the business combination agreement, conduct their businesses in the ordinary and usual course consistent with past practice, subject to the limitations set forth in the business combination agreement. See "The Business Combination Agreement — Conduct of the Business Pending the Business Combination."

Holdco aims to have all conditions to completion satisfied by December 31, 2011. However, Holdco cannot guarantee that the satisfaction of the conditions to completion will not be delayed to March 31, 2012, or that the conditions to completion will be satisfied at all.

INDEX TO FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS OF ALPHA BETA NETHERLANDS HOLDING N.V.

Alpha Beta Netherlands Holding N.V. has engaged KPMG Accountants N.V. to audit the balance sheet of Alpha Beta Netherlands Holding N.V. as at February 10, 2011, which has been prepared in accordance with IFRS as issued by the IASB as well as IFRS as adopted by the EU, in accordance with International Auditing Standards (ISA). In addition, Alpha Beta Netherlands Holding N.V. has engaged KPMG Accountants N.V. to audit the balance sheet in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). As a result, the auditor's report in accordance with ISA follows the auditor's report in accordance with the standards of the PCAOB.

Report of Independent Registered Public Accounting Firm

The Management Board
Alpha Beta Netherlands Holding N.V.:

We have audited the accompanying balance sheet of Alpha Beta Netherlands Holding N.V. as of February 10, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet also includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Alpha Beta Netherlands Holding N.V. as of February 10, 2011, in conformity with both International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands
April 22, 2011

Independent Auditors' Report

The Management Board
Alpha Beta Netherlands Holding N.V.

Report on the balance sheet

We have audited the accompanying balance sheet of Alpha Beta Netherlands Holding N.V. ("the Company") as of February 10, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the balance sheet

The Company's management is responsible for the preparation and fair presentation of these balance sheet and notes in accordance with both International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union, and for such internal control as management determines is necessary to enable the preparation of the balance sheet and notes that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the balance sheet and notes based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the balance sheet and notes are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts in the balance sheet and notes. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the balance sheet and notes, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the balance sheet and notes in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet and notes.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the balance sheet and notes give a true and fair view of the financial position of the Company as at February 10, 2011 in accordance with both International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

Amstelveen, the Netherlands

April 22, 2011

KPMG Accountants N.V.

/s/ M.A. Hogeboom R.A.

Alpha Beta Netherlands Holding N.V.

BALANCE SHEET as of February 10, 2011

	In euros
ASSETS	
CURRENT ASSETS	
Cash in bank	45,000
	45,000
SHAREHOLDER'S EQUITY AND LIABILITIES	
CAPITAL AND RESERVES	
Issued and paid-up share capital	45,000
Share premium	—
Retained earnings	—
	45,000

The notes on pages F-6 – F-9 are an integral part of this balance sheet.

NOTES TO THE BALANCE SHEET

1.   Organization, basis of presentation and general principles

Alpha Beta Netherlands Holding N.V. (the "Company") is domiciled in the Netherlands with its registered office in Amsterdam. The Company was formed on February 10, 2011; accordingly, the financial statements as of that date only comprise the balance sheet. The Company has omitted the statement of comprehensive income, statement of cash flows and statement of changes in equity and the notes thereto as required under both International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the European Union, as the Company had no operations as of February 10, 2011.

The Company was formed in connection with the pursued business combination agreement, dated as of February 15, 2011, by and among NYSE Euronext, Deutsche Börse AG, the Company and Pomme Merger Corporation (see Note 4 – Events after the balance sheet date). Upon the completion of the transactions contemplated by the business combination agreement, the Company will become the parent company of NYSE Euronext and Deutsche Börse AG.

To date, the Company has not conducted any material activities other than those incident to its formation and the matters contemplated by the business combination agreement.

The Company's objects are mainly to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies, to finance those and to borrow, to lend and to raise funds, including as the issuer of bonds, debt instruments or other securities as well as to enter into agreements in connection with the aforementioned activities.

The opening balance sheet as of February 10, 2011 has been prepared in compliance with both IFRSs and the related interpretations as issued by the IASB and IFRSs as adopted by the European Union. As of February 10, 2011, there were no new IFRS accounting standards and interpretations not yet adopted by the European Union that would have had an impact on the opening balance sheet. Accordingly, the opening balance sheet also complies with IFRS as endorsed by the European Union.

Effects of new accounting standards – implemented in the opening balance sheet

The following standards and interpretations issued by the IASB became effective as at January 1, 2011 and were applied for the opening balance sheet of the Company as far as applicable and adopted by the European Union before that date.

Changes resulting from the "Annual Improvements Project" (May 2010)

The amendments relate to six standards and one interpretation. Most of the amendments are effective for financial years beginning on or after January 1, 2011.

Revised IAS 24 "Related Party Disclosures" (November 2009)

The revised version of the standard partially exempts state-controlled entities from disclosure requirements and defines "related parties" more precisely. The standard must be applied for periods beginning on or after January 1, 2011.

Amendments to IAS 32 "Classification of Rights Issues" (October 2009)

The changes relate to the accounting treatment of rights issues (rights, options or warrants), denominated in a currency other than the functional currency of the issuer. In future, these rights must be classified as equity provided that certain criteria are met. The amendments are effective for periods beginning on or after February 1, 2010.

New accounting standards – not yet implemented

The following standards and interpretations, which the Company did not adopt in 2011 prior to the effective date, have been published by the IASB prior to the publication of this Opening balance sheet. The disclosures in parentheses relate to the date of issue by the IASB.

IFRS 9 "Financial Instruments" (November 2009)

IFRS 9 introduces new requirements for the classification and measurement of financial assets. These stipulate that all financial assets that have to date fallen within the scope of IAS 39 are recognised either at amortised cost or at fair value. The standard is effective for financial years beginning on or after January 1, 2013; earlier application is permitted.

Amendments to IFRS 7 "Financial Instruments: Disclosures – Transfers of Financial Assets" (October 2010)

The amendments require enhanced disclosures on transactions that lead to the transfer of financial assets. They aim to create greater transparency with regard to risks that are retained by the transferor. The amendments are effective for financial years beginning on or after July 1, 2011; earlier application is permitted.

Amendments to IFRS 9 "Financial Instruments" (October 2010)

The amendments extend IFRS 9 "Financial Instruments" to include rules on accounting for financial liabilities. If the fair value option is applied to financial liabilities, revisions to the recognition of changes in an entity's own credit risk must be taken into account: a change in credit risk must now be recognised in other comprehensive income rather than in profit or loss. The amendments are effective for financial years beginning on or after January 1, 2013. Earlier application is permitted if the rules on accounting for financial assets are also applied.

Amendments to IAS 12 "Deferred Tax: Recovery of Underlying Assets" (December 2010)

The general principle for assets measured using the fair value model of IAS 40 is that the measurement of deferred taxes should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset. These amendments provide an exception to this general principle and are applicable for financial years beginning on or after January 1, 2012.

IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments" (November 2009)

IFRIC 19 provides guidelines on accounting for equity instruments issued by a debtor to fully or partially extinguish a financial liability after renegotiating the terms of the financial liability. The interpretation is effective at the latest for financial years beginning after June 30, 2010.

Amendments to IFRIC 14 "Prepayments of a Minimum Funding Requirement" (November 2009)

The amendments are designed to remove unintended consequences of IFRIC 14. If there is a minimum funding requirement for a defined benefit plan, this prepayment must be recognised as an asset in accordance with the amendments. The interpretation is effective at the latest for financial years beginning after December 31, 2010.

The Company does not expect the application of the new IFRSs, the revised lASs/IFRSs and the new interpretations (with the exception of IFRS 9) to have any material impact on its opening balance sheet.

2.   Accounting policies

Currency

The functional and reporting currency of the Company is the euro. The amounts presented in the opening balance sheet are in euro.

Cash

Cash comprises bank balances on demand and is recognised at amortised cost. There are no restrictions regarding this item.

Other provisions

Provisions are recognised if the Company has a present obligation from a past event, an outflow of resources with economic benefit to settle the obligation is probable and it is possible to reliably estimate the amount of this obligation. The amount of the obligation corresponds to the best possible estimate of the expense which is necessary to settle the obligation at the balance sheet date. Contingent liabilities are not recognised, but disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

Share capital

According to article 4 of the articles of association, the Company has an authorised share capital of EUR 225,000 divided into 225,000 shares of EUR 1 each, and consisting of 180,000 ordinary shares and 45,000 D-shares. As of the opening balance sheet date, 45,000 D-shares had been issued and fully paid up in cash and all shares were held by Stichting Alpha Beta Netherlands, the Company's single shareholder.

As at February 10, 2011, the Company was not subject to any capital requirements.

In accordance with clause 20.1 of the articles of association, EUR 0.01 out of the profits earned in a financial year is paid primarily and insofar possible on the D-shares. The allocation of profits remaining after application of clause 20.1 shall be determined by the General Meeting of shareholders, provided that no further distributions shall be made on D-shares.

3. Related parties

Related parties as defined by IAS 24 are the members of the executive bodies of Alpha Beta Netherlands Holdings N.V. and those companies classified as its other investors.

As the financial statements only comprise the balance sheet as of February 10, 2011, there were no transactions with related parties as of this date.

4. Events after the balance sheet date

On February 14, 2011, the Company formed Pomme Merger Corporation, a Delaware corporation and wholly-owned U.S. subsidiary, which, upon completion of the transaction described below, will merge with and into NYSE Euronext.

On February 15, 2011, NYSE Euronext, Deutsche Börse AG, the Company and Pomme Merger Corporation signed a business combination agreement which provides for a combination of the businesses of Deutsche Börse Group and NYSE Euronext under the Company. Deutsche Börse's business will be brought under the Company through an exchange offer, and NYSE Euronext's business will be brought under the Company through a merger.

The Company's shares are expected to be listed in Frankfurt, New York and Paris.

The transaction is subject to approval by holders of a majority of the outstanding NYSE Euronext shares and to a 75 percent acceptance level of the exchange offer to Deutsche Börse AG shareholders as well as approval by the relevant competition and financial, securities and other regulatory authorities in the US and Europe, and other customary closing conditions. The transaction is expected to close at the end of 2011.

Following the announcement of the combination on February 15, 2011, several complaints were filed in the Delaware Court of Chancery (the "Delaware Court"); the Supreme Court of the State of New York, County of New York (the "New York Court"); and the U.S. District Court for the Southern District of New York (the "SDNY"), challenging the combination. All of the complaints raise substantially the same claims. All are purported class actions filed on behalf of all NYSE Euronext public shareholders and variously name as defendants NYSE Euronext and its directors and certain officers, Deutsche Börse, Pomme Merger Corporation and the Company (certain defendants are not named in all of the actions). The complaints generally allege that the individual defendants breached their fiduciary duties in connection with their consideration and approval of the proposed transaction and that the entity defendants aided and abetted those breaches. The complaints seek, among other relief, injunctive relief against the consummation of the combination, rescission of any portion of the combination already consummated, unspecified monetary damages and/or plaintiffs' costs and attorney's fees. The defendants (including the Company) believe that the claims asserted against them in these lawsuits are without merit, and intend to defend themselves vigorously against the claims.

Amsterdam, April 22, 2011

The Management Board

/s/ Stéphane Biehler   /s/ Marcus P. Thompson

Stéphane Biehler   Marcus P. Thompson

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NYSE EURONEXT

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of NYSE Euronext is responsible for establishing and maintaining adequate internal control over financial reporting. NYSE Euronext's internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2010, management conducted an assessment of the effectiveness of NYSE Euronext's internal control over financial reporting based on the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that NYSE Euronext's internal control over financial reporting as of December 31, 2010 was effective.

The effectiveness of NYSE Euronext's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of NYSE Euronext:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of NYSE Euronext and its subsidiaries at December 31, 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 25, 2011, except for the Goodwill and Other Intangible Asset segment information specific to the year beginning January 1, 2008 discussed in Note 9 to the consolidated financial statements and the Fair Value of Financial Instruments as of December 31, 2008 discussed in Note 12 to the consolidated financial statements, as to which the date for both is April 8, 2011.

NYSE EURONEXT

Consolidated Statements of Financial Condition

	December 31,		
	2010	2009	2008
	(in millions, except per share data)		
Assets			
Current assets			
Cash and cash equivalents	$ 327	$ 423	$ 777
Financial investments	52	67	236
Accounts receivable, net	526	660	744
Deferred income taxes	120	100	113
Other current assets	149	270	156
Total current assets	1,174	1,520	2,026
Property and equipment, net	1,021	986	695
Goodwill	4,050	4,210	3,985
Other intangible assets, net	5,837	6,184	5,866
Deferred income taxes	633	680	671
Other assets	663	802	705
Total assets	**$13,378**	**$14,382**	**$13,948**
Liabilities and Equity			
Current liabilities			
Accounts payable and accrued expenses	$ 772	$ 1,162	$ 997
Related party payable	40	40	249
Section 31 fees payable	98	150	84
Deferred revenue	176	163	113
Deferred income taxes	2	18	38
Short term debt	366	616	1,101
Total current liabilities	1,454	2,149	2,582
Long term debt	2,074	2,166	1,787
Deferred income taxes	2,007	2,090	2,002
Accrued employee benefits	499	504	576
Deferred revenue	366	362	360
Related party payable	75	110	—
Other liabilities	59	66	67
Total liabilities	6,534	7,447	7,374
Commitments and contingencies			
Equity			
NYSE Euronext stockholders' equity			
Preferred stock, $0.01 par value per share, 400 shares authorized, none issued	—	—	—
Common stock, $0.01 par value per share, 800 shares authorized; 276, 275 and 274 shares issued; 261, 260 and 259 shares outstanding	3	3	3
Common stock held in treasury, at cost: 15 shares	(416)	(416)	(416)
Additional paid-in capital	8,180	8,209	8,522
Retained earnings (accumulated deficit)	212	(112)	(331)
Accumulated other comprehensive loss	(1,183)	(813)	(1,222)
Total NYSE Euronext stockholders' equity	6,796	6,871	6,556
Noncontrolling interest	48	64	18
Total equity	6,844	6,935	6,574
Total liabilities and equity	**$13,378**	**$14,382**	**$13,948**

The accompanying notes are an integral part of these consolidated financial statements.

NYSE EURONEXT

Consolidated Statements of Operations

	Year Ended December 31,		
	2010	**2009**	**2008**
	(in millions, except per share data)		
Revenues			
Transaction and clearing fees	$3,128	$3,427	$3,536
Market data	373	403	428
Listing	422	407	395
Technology services	318	223	159
Other revenues	184	224	184
Total revenues	4,425	4,684	4,702
Transaction-based expenses:			
Section 31 fees	315	388	229
Liquidity payments, routing and clearing	1,599	1,818	1,592
Total revenues, less transaction-based expenses	2,511	2,478	2,881
Other operating expenses:			
Compensation	613	649	664
Depreciation and amortization	281	266	253
Systems and communication	206	225	317
Professional services	282	223	163
Selling, general and administrative	296	313	305
Impairment charges	—	—	1,590
Merger expenses and exit costs	88	516	177
Total other operating expenses	1,766	2,192	3,469
Operating income (loss) from continuing operations	**745**	**286**	**(588)**
Interest expense	(111)	(122)	(150)
Interest and investment income	3	11	51
Income (loss) from associates	(6)	2	1
Other income	55	28	41
Income (loss) from continuing operations before income tax (provision) benefit	686	205	(645)
Income tax (provision) benefit	(128)	7	(95)
Income (loss) from continuing operations	**558**	**212**	**(740)**
Income from discontinued operations (Note 5)	—	—	7
Net income (loss)	**558**	**212**	**(733)**
Net loss (income) attributable to noncontrolling interest	19	7	(5)
Net income (loss) attributable to NYSE Euronext	**$ 577**	**$ 219**	**$ (738)**
Basic earnings (loss) per share attributable to NYSE Euronext:			
Earnings (loss) per share, continuing operations	$ 2.21	$ 0.84	$ (2.81)
Earnings per share, discontinued operations	—	—	0.03
	$ 2.21	0.84	$ (2.78)
Diluted earnings (loss) per share attributable to NYSE Euronext:			
Earnings (loss) per share, continuing operations	$ 2.20	$ 0.84	$ (2.81)
Earnings per share, discontinued operations	—	—	0.03
	$ 2.20	0.84	$ (2.78)
Basic weighted average shares outstanding	261	260	265
Diluted weighted average shares outstanding	262	261	265
Dividend per share	$ 1.20	$ 1.20	$ 1.15

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN
EQUITY AND COMPREHENSIVE INCOME
(in millions)

	NYSE Euronext Stockholders' Equity						
	Common Stock		Treasury Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total
	Shares	Par Value						
Balance as of December 31, 2007	**267**	**$ 3**	**$ (67)**	**$8,319**	**$ 637**	**$ 492**	**$ 176**	**$ 9,560**
Comprehensive loss:								
Net (loss) income	—	—	—	—	(738)	—	5	(733)
Foreign currency translation, after impact of net investment hedge of ($93) and related taxes of $38	—	—	—	—	—	(1,454)	16	(1,438)
Change in market value adjustments, net of taxes of $25	—	—	—	—	—	(46)	—	(46)
Employee benefit plan adjustments:	—							
Net gains (losses), net of taxes of $178	—	—	—	—	—	(234)	—	(234)
Amortization of prior service costs/gains (losses), net of taxes of ($2)	—	—	—	—	—	4	—	4
Total comprehensive loss								(2,447)
Purchased of remaining noncontrolling interest of Euronext	—	—	—	—	—	16	(179)	(163)
Merger with NYSE Amex	7	—	—	260	—	—	—	260
Employee stock transactions	—	—	—	18	—	—	—	18
Transactions in own shares	—	—	(349)	—	—	—	—	(349)
Dividends	—	—	—	(75)	(230)	—	—	(305)
Balance as of December 31, 2008	**274**	**$ 3**	**$(416)**	**$8,522**	**$(331)**	**$(1,222)**	**$ 18**	**$ 6,574**
Comprehensive loss:								
Net income (loss)	—	—	—	—	219	—	(7)	212
Foreign currency translation, after impact of net investment hedge gain of $9 and related taxes of ($4)	—	—	—	—	—	367	1	368
Change in market value adjustments, net of taxes of $1	—	—	—	—	—	7	—	7
Employee benefit plan adjustments:								
Net gains (losses), net of taxes of ($17)	—	—	—	—	—	31	—	31
Amortization of prior service costs/gains (losses), net of taxes of ($3)	—	—	—	—	—	4	—	4
Total comprehensive loss								622
Proceeds from sale of non-controlling interest	—	—	—	—	—	—	52	52
Employee stock transactions	1	—	—	(1)	—	—	—	(1)
Dividends	—	—	—	(312)	—	—	—	(312)
Balance as of December 31, 2009	**275**	**$ 3**	**$(416)**	**$8,209**	**$(112)**	**$ (813)**	**$ 64**	**$ 6,935**
Comprehensive loss:								
Net income (loss)	—	—	—	—	577	—	(19)	558
Foreign currency translation, after impact of net investment hedge loss of ($8) and related taxes of $3	—	—	—	—	—	(365)	(3)	(368)
Change in market value adjustments, net of taxes of ($2)	—	—	—	—	—	(3)	—	(3)
Employee benefit plan adjustments:								
Net gains (losses), net of taxes of ($2)	—	—	—	—	—	(2)	—	(2)
Total comprehensive income								185
Proceeds from sale of non-controlling interest	—	—	—	—	—	—	6	6
Employee stock transactions	1	—	—	31	—	—	—	31
Dividends	—	—	—	(60)	(253)	—	—	(313)
Balance as of December 31, 2010	**276**	**$ 3**	**$(416)**	**$8,180**	**$ 212**	**$(1,183)**	**$ 48**	**$ 6,844**

Accumulated other comprehensive income (loss) was as follows:

	December 31,		
	2010	**2009**	**2008**
Market value adjustments of available-for-sale securities . . .	$ (4)	$ (1)	$ (8)
Foreign currency translation	(1,002)	(637)	(1,004)
Employee benefit plan adjustments	(177)	(175)	(210)
	$(1,183)	$(813)	$(1,222)

The accompanying notes are an integral part of these consolidated financial statements.

F-16

NYSE EURONEXT

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

| | Year Ended December 31, | | |
	2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	$ 558	$ 212	$ (733)
Income from discontinued operations	—	—	(7)
Income (loss) from continuing operations	558	212	(740)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:			
Impairment charges	—	—	1,590
Depreciation and amortization	307	301	276
Deferred income taxes	(60)	(34)	(184)
Deferred revenue amortization	(88)	(80)	(79)
Stock-based compensation	38	43	48
Gain on sale of equity investment and businesses	(56)	(32)	(4)
Other non-cash items	7	9	(24)
Change in operating assets and liabilities:			
Accounts receivable, net	86	160	(272)
Other assets	(41)	(29)	(210)
Accounts payable, accrued expenses and Section 31 fees payable	(171)	41	238
Related party payable	(40)	(237)	—
Deferred revenue	46	158	4
Accrued employee benefits	1	(43)	78
Net cash provided by operating activities	587	469	721
Cash flows from investing activities:			
Euronext merger, net of cash acquired	—	—	(395)
Cash acquired in other business combinations	—	40	49
Purchases of other businesses	(9)	(181)	(539)
Sales of investments	487	905	2,389
Sales of equity investments and businesses	175	72	360
Purchases of investments	(472)	(733)	(2,203)
Net sales of securities purchased under agreements to resell	—	—	9
Purchases of property and equipment	(305)	(497)	(376)
Other investing activities	4	52	5
Net cash used in investing activities	(120)	(342)	(701)
Cash flows from financing activities:			
Proceeds from issuance of debt	—	312	1,929
Commercial paper (repayments) borrowings, net	(222)	(117)	(1,627)
Bank overdraft borrowings, net	—	—	249
Repayment of other debt	—	(412)	—
Dividends to shareholders	(313)	(312)	(305)
Purchase of treasury stock	—	—	(349)
Employee stock transactions	—	—	10
Other financing activities	(4)	—	(4)
Net cash used in financing activities	(539)	(529)	(97)
Effects of exchange rate changes on cash and cash equivalents	(24)	48	(71)
Cash flows from discontinued operations:			
Net cash provided by operating activities of discontinued operations	—	—	32
Net cash used in investing activities of discontinued operations	—	—	(28)
Net cash used in financing activities of discontinued operations	—	—	(13)
Net (decrease) increase in cash and cash equivalents for the year	(96)	(354)	(157)
Cash and cash equivalents at beginning of year	423	777	934
Cash and cash equivalents at end of year	$ 327	$ 423	$ 777
Supplemental disclosures:			
Cash paid for income taxes	$ 72	$ 45	$ 250
Cash paid for interest	115	137	105
Non-cash investing and financing activities:			
Merger with NYSE Amex	$ —	$ —	$ 260
Investment in Qatar Exchange	—	160	—

The accompanying notes are an integral part of these consolidated financial statements.

NYSE EURONEXT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Business

NYSE Euronext is a holding company that, through its subsidiaries, operates the following securities exchanges: the New York Stock Exchange ("NYSE"), NYSE Arca, Inc. ("NYSE Arca") and NYSE Amex LLC ("NYSE Amex") in the United States and the five European-based exchanges that comprise Euronext N.V. ("Euronext") — the Paris, Amsterdam, Brussels and Lisbon stock exchanges, as well as the NYSE Liffe derivatives markets in London, Paris, Amsterdam, Brussels and Lisbon. NYSE Euronext is a global provider of securities listing, trading, market data products, and software and technology solutions. NYSE Euronext was formed in connection with the April 4, 2007 combination of NYSE Group (which was formed in connection with the March 7, 2006 merger of the NYSE and Archipelago) and Euronext. NYSE Euronext common stock is dually listed on the NYSE and Euronext Paris under the symbol "NYX."

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of NYSE Euronext and all other entities in which NYSE Euronext has a controlling financial interest. When NYSE Euronext does not have a controlling financial interest in an entity but exercises significant influence over the entity's operating and financial policies, such investment is accounted for using the equity method.

Intercompany transactions and balances have been eliminated. NYSE Euronext made certain reclassifications to its prior year consolidated financial statements to conform to its 2010 presentation. The operations of GL Trade are reflected as discontinued operations. See Note 5 — "Discontinued Operations."

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of these consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could be materially different from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents are composed of cash and highly liquid investments with an original maturity of three months or less.

Revenue Recognition

Cash trading fees are paid by organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees are applicable to all transactions that take place on any of the NYSE Euronext trading venues, and the fees vary, based on the size, type of trade that is consummated and trading venue. NYSE Euronext's U.S. securities exchanges earn transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Euronext earns transaction fees for customer orders of equity, debt securities and other cash instruments on Euronext's cash markets. Cash trading fees are recognized as earned.

Derivative trading and clearing fees are paid by organizations based on their trading activity. Fees are assessed on a fixed per-contract basis for the (1) execution of trades of derivative contracts on Euronext's

derivatives markets in London, Paris, Amsterdam, Brussels and Lisbon, and (2) execution of options contracts traded on NYSE Arca and LIFFE Administration and Management. In some cases, these fees are subjected to caps. Derivative trading and clearing fees are recognized as earned.

Listing fees consist of original listing fees paid by issuers to list securities on the various cash markets, annual fees paid by companies whose financial instruments are listed on the cash markets, and fees related to other corporate actions (including stock splits, sales of additional securities and merger and acquisitions). Original listing fees are assessed primarily based on the number of shares that the issuer initially lists. Original listing fees are recognized on a straight-line basis over estimated service periods ranging from 5 to 10 years. Annual listing fees are recognized on a pro rata basis over the calendar year. Unamortized balances are recorded as deferred revenue on the consolidated statements of financial condition.

In the U.S., NYSE Euronext collects market data revenues principally for consortium-based data products and, to a lesser extent, for NYSE proprietary data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation NMS formula. In Europe, Euronext charges a variety of users, primarily end-users, for the use of Euronext's real-time and proprietary market services. Euronext also collects annual license fees from vendors for the right to distribute Euronext data to third parties and a service fee from vendors for direct connection to market data. These fees are recognized as services are rendered.

Software and technology services revenues are generated primarily from connectivity services related to the SFTI network, software licenses and maintenance fees, and strategic consulting services. Colocation revenue is recognized monthly over the life of the contract. Software license revenue other than customer-specific is recorded at the time of sale, and maintenance contracts are recognized monthly over the life of the maintenance term. Expert consulting services are offered for customization or installation of the software and for general advisory services. Consulting revenue is generally billed in arrears on a time and materials basis, although customers sometimes prepay for blocks of consulting services in bulk. Customer specific software license revenue is recognized at the time of client acceptance. NYSE Euronext records revenues from subscription agreements on a pro rata basis over the life of the subscription agreements. The unrealized portions of invoiced subscription fees, maintenance fees and prepaid consulting fees are recorded as deferred revenue on the consolidated statements of financial condition.

Other revenues consist of regulatory fees charged to member organizations of NYSE Euronext's U.S. markets, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor, and clearance and settlement activities derived from certain European venues. License fees are recognized on a pro-rata basis over the calendar year. All other fees are recognized when services are rendered.

Currency Translation

NYSE Euronext's functional currency is the U.S. dollar. Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition, and revenues and expenses are translated at average rates of exchange throughout the year. NYSE Euronext seeks to reduce its net investment exposure to fluctuations in foreign exchange rates through the use of foreign currency-denominated debt.

Hedging Activity

NYSE Euronext uses derivative instruments to limit exposure to changes in foreign currency exchange rates and interest rates. NYSE Euronext accounts for derivatives pursuant to the Derivatives and Hedging Topic of the FASB Accounting Standards Codifications. The Derivatives and Hedging Topic establishes accounting and

reporting standards for derivative instruments and requires that all derivatives be recorded at fair value on the consolidated statement of financial condition. Changes in the fair value of derivative financial instruments are either recognized in other comprehensive income or net income depending on whether the derivative is being used to hedge changes in cash flows or changes in fair value. Cash flows from hedging activities are included in the same category as the items being hedged. Cash flows from instruments designated as net investment hedges are classified as financing activities.

Financial Investments

NYSE Euronext's financial investments generally are classified as available-for-sale securities and are carried at fair value as of trade date with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income. Interest income on debt securities, bank deposits and other interest rate investments, including amortization of premiums and accretion of discounts, is accrued and recognized over the life of the investment. The specific identification method is used to determine realized gains and losses on sales of investments, which are reported in interest and investment income in the consolidated statements of operations.

NYSE Euronext regularly reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. If events and circumstances indicate that a decline in the value of the assets has occurred and is deemed to be other-than-temporary, the carrying value of the security is reduced to its fair value and a corresponding impairment is charged to earnings.

Fair Value Measurements

NYSE Euronext accounts for certain financial instruments at fair value, including available-for-sale instruments, derivative instruments and certain debt instruments pursuant to the Fair Value Measurements and Disclosures Topic in the Codification. The Fair Value Measurements and Disclosures Topic defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in NYSE Euronext's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, NYSE Euronext records a specific provision for bad debts against amounts due to reduce the receivable to the amount it reasonably believes will be collected.

The concentration of risk on accounts receivable is mitigated by the large number of entities comprising NYSE Euronext's customer base. The following is a summary of the allowance for doubtful accounts, utilization and additional provisions (in millions):

| | Year Ended December 31, | | |
	2010	2009	2008
Beginning balance	$ 25	$ 26	$15
Additions			
Charges to income	6	11	8
Business combinations	—	1	12
Write-offs	(7)	(14)	(7)
Currency translation and other	—	1	(2)
Ending balance	$ 24	$ 25	$26

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method of depreciation over the estimated useful lives of the assets, which generally range from 3 to 20 years. Interest associated with long-term construction projects is capitalized and amortized over the same method and useful life as the underlying asset. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful lives of the assets, whichever is shorter.

NYSE Euronext accounts for software development costs pursuant to Subtopic 10 of the Intangibles-Goodwill and Other in the Codification. NYSE Euronext expenses software development costs incurred during the preliminary project stage, while it capitalizes costs incurred during the application development stage, which includes design, coding, installation and testing activities. Costs that are related to the development of licenses marketed to external customers are capitalized after technological feasibility has been established. Amortization of capitalized software development costs is computed on a straight-line basis over the software's estimated useful life, which is applied over periods ranging from 3 to 5 years.

Expenditures for repairs and maintenance are charged to operations in the period incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. NYSE Euronext reviews the carrying value of goodwill for impairment at least annually based upon the estimated fair value of NYSE Euronext's reporting units. An impairment loss is triggered if the estimated fair value of a reporting unit, which is a component one level below NYSE Euronext's three reportable segments, is less than its estimated net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value. Should the review indicate that goodwill is impaired, NYSE Euronext's goodwill would be reduced by the impairment loss.

Intangible assets are amortized on a straight-line basis over their estimated useful lives. When certain events or changes in operating conditions occur, an impairment assessment would be performed and lives of intangible assets with determinable lives would be adjusted. Intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated discounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

For purposes of performing the impairment test, fair values are determined using discounted cash flow methodology. This requires significant judgment including estimation of future cash flows, which, among other

factors, is dependent on internal forecasts, estimation of the long-term rate of growth for businesses, and determination of weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill and other intangible impairment for each reporting unit.

Activity Assessment Fees and Section 31 Fees

NYSE Euronext pays the Securities Exchange Commission (the "SEC") fees pursuant to Section 31 of the Exchange Act for transactions executed on the U.S. exchanges. These Section 31 fees are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. NYSE Euronext, in turn, collects activity assessment fees, which are included in transaction and clearing fees in its consolidated statements of operations, from member organizations clearing or settling trades on the NYSE, NYSE Amex and NYSE Arca and recognizes these amounts when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees. As a result, neither the size of Section 31 fees nor the size of activity assessment fees has an impact on NYSE Euronext's net income.

Accrued Employee Benefits

NYSE Euronext accounts for defined benefit pension and other postretirement benefit plans (collectively "benefit plans") in accordance with the Compensation-Retirement Benefits Topic of the Codification. The Compensation-Retirement Benefits Topic requires plan sponsors of benefit plans to recognize the funded status of their benefit plans in the consolidated statement of financial condition, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end consolidated statement of financial position, and provide additional disclosures.

Benefit plan costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over the future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect NYSE Euronext's pension and other postretirement obligations and future expense.

Stock-Based Compensation

NYSE Euronext accounts for stock-based compensation in accordance with the Compensation-Stock Compensation Topic of the Codification, which requires that the cost of employee services received in exchange for a share-based award be generally measured based on the grant-date fair value of the award. NYSE Euronext estimates an expected forfeiture rate while recognizing the expense associated with these awards and amortizes such expense on a graded basis.

Comprehensive Income

Other comprehensive income includes changes in unrealized gains and losses on financial instruments classified as available-for-sale, foreign currency translation adjustments and amortization of the difference in the projected benefit obligation and the accumulated benefit obligation associated with benefit plan liabilities, net of tax.

Income Taxes

NYSE Euronext records income taxes using the asset and liability method, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the

amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax carryforwards. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NYSE Euronext is subject to numerous domestic and foreign jurisdictions primarily based on its operations in these jurisdictions. Significant judgment is required in assessing the future tax consequences of events that have been recognized in NYSE Euronext's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on NYSE Euronext's financial position or results of operations.

NYSE Euronext determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition criteria, the position is measured to determine the amount of benefit to be recognized in the financial statements.

Recently Issued Accounting Guidance

The FASB issued Accounting Standards Update ("ASU") 2009-13, *Multiple-Deliverable Revenue Arrangements*, which supersedes certain provisions in Subtopic 25 in the Revenue Recognition Topic of the Codification. ASU 2009-13 requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. It also eliminates the use of the residual method of allocation which was allowed under previous guidance and requires the use of the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverable subject to the Subtopic 25 in the Revenue Recognition Topic. ASU 2009-13 also requires both ongoing disclosures regarding an entity's multiple-element revenue arrangements as well as certain transitional disclosures during periods after adoption. This new guidance is effective for fiscal years beginning on or after June 15, 2010. NYSE Euronext does not believe that this will have a significant impact on its financial statements.

The FASB issued ASU 2009-14, *Certain Revenue Arrangements That Include Software Elements*, which amends certain provisions in Subtopic 605 in the Software Topic of the Codification. The amendments in ASU 2009-14 change revenue recognition for tangible products containing software elements and non-software elements as follows: (1) the tangible element of the product is always outside the scope of Subtopic 605 in the Software Topic; (2) the software elements of tangible products are outside of the scope of Subtopic 605 in the Software Topic when the software elements and non-software elements function together to deliver the product's essential functionality and (3) undelivered elements in the arrangement related to the non-software components also are excluded from the software revenue recognition guidance. ASU 2009-14 applies to transactions which contain both software and non-software elements. For these transactions, companies will have to go through a two-step process for the software elements. First, a company has to allocate the total consideration to separate units of account for the non-software elements and software elements as a group, using relative selling-price method. Second, the amount allocated to the software elements as a group will then be accounted for in accordance with the requirements in Subtopic 605 in the Software Topic of the Codification. This may require the use of Residual Method of allocation if VSOE (vendor specific objective evidence) or TPE (third party evidence) does not exist for the undelivered elements. This new guidance is effective for fiscal years beginning on or after June 15, 2010, and it is also applicable to existing arrangements that are materially modified after the effective date. NYSE Euronext does not believe that this will have a significant impact on its financial statements.

Note 3 — Acquisitions and Divestitures

NYFIX, Inc.

On November 30, 2009, NYSE Euronext acquired NYFIX, Inc. ("NYFIX") which is a leading provider of innovative solutions that optimize trading efficiency. The total value of this acquisition was approximately $144 million. NYFIX's FIX business and FIX Software business were added to the Information Services and Technology Solutions segment. The NYFIX Transaction Services U.S. electronic agency execution business, comprised of its direct market access and algorithmic products, and the Millennium Alternative Trading System was sold to BNY ConvergEX subsequent to the NYFIX acquisition.

NYSE Liffe US

During the fourth quarter of 2009, NYSE Euronext sold a significant equity interest in NYSE Liffe US to Citadel Securities, Getco, Goldman Sachs, Morgan Stanley and UBS. NYSE Euronext consolidates the results of NYSE Liffe US and manages the day-to-day operations of the entity, which operates under the supervision of a separate board of directors. On March 9, 2010, NYSE Euronext sold an additional 6% of NYSE Liffe US equity interest to DRW Ventures LLC.

NYSE Amex

On October 1, 2008, NYSE Euronext completed its acquisition of The Amex Membership Corporation (including its subsidiary the American Stock Exchange now known as NYSE Amex). A total of approximately 6.8 million shares of NYSE Euronext common stock were issued in the merger for $260 million. In addition, each former holder of a regular or options principal membership of the Amex Membership Corporation is entitled to receive additional consideration calculated by reference to the net proceeds, if any, from the sale of the Amex headquarters in lower Manhattan, if such sale occurs within a specified period of time and certain conditions are satisfied. The results of operation and financial condition of NYSE Amex have been included in our consolidated financial statements since October 1, 2008.

AEMS

On August 5, 2008, NYSE Euronext completed the acquisition of the 50% stake in Atos Euronext Market Solutions (AEMS) previously owned by Atos Origin. The purchase price in the transaction was approximately €162 million ($255 million), net of approximately €120 million ($189 million) of cash acquired. The results of operations and financial condition of AEMS have been consolidated within our consolidated financial statements since August 5, 2008.

Wombat

On March 7, 2008, NYSE Euronext completed the acquisition of Wombat Financial Software, Inc. ("Wombat"). NYSE Euronext acquired Wombat for $200 million in cash consideration, and created a retention pool for Wombat employees consisting of restricted stock unit grants in an amount equal to $25 million. The results of operations and financial condition of Wombat have been included in our consolidated financial statements since March 7, 2008.

Other transactions

NYSE Blue™

On September 7, 2010, NYSE Euronext announced plans to create NYSE Blue™ ("NYSE Blue"), a joint venture that will focus exclusively on environmental and sustainable energy markets. NYSE Blue will include NYSE Euronext's existing investment in BlueNext, the spot market in carbon credits, and APX, Inc. ("APX"), a

provider of regulatory infrastructure and services for the environmental and sustainable energy markets. NYSE Euronext will be a majority owner of NYSE Blue. Shareholders of APX, which include Goldman Sachs, MissionPoint Capital Partners, and ONSET Ventures, will take a minority equity interest in NYSE Blue in return for their shares in APX. The NYSE Blue joint venture formation closed on February 18, 2011.

National Stock Exchange of India

On May 3, 2010, NYSE Euronext completed the sale of its 5% equity interest in the National Stock Exchange of India for gross proceeds of $175 million. A $56 million gain was included in "Other income" in NYSE Euronext's consolidated statement of operations as a result of this transaction.

Qatar

On June 19, 2009, NYSE Euronext entered into a strategic partnership with the State of Qatar to establish the Qatar Exchange, the successor to the Doha Securities Market. Under the terms of the partnership, the Qatar Exchange will adopt the latest NYSE Euronext trading and network technologies for both the existing cash equities market and the new derivatives market. NYSE Euronext will provide certain management services to the Qatar Exchange at negotiated rates.

NYSE Euronext agreed to contribute $200 million in cash to acquire a 20% ownership interest in the Qatar Exchange, $40 million of which was paid upon closing on June 19, 2009 and generally, the remaining $160 million is to be paid annually in four equal installments. NYSE Euronext's investment in the Qatar Exchange is treated as an equity method investment. The $115 million present value of this liability is included in "Related party payable" in the consolidated statements of financial condition as of December 31, 2010.

New York Portfolio Clearing ("NYPC")

On June 18, 2009, NYSE Euronext and The Depositary Trust and Clearing Corporation ("DTCC") entered into an arrangement to pursue a joint venture, an innovative derivatives clearinghouse that will deliver single-pot margin efficiency between fixed income securities and interest rate futures. NYPC was granted registration as a U.S. Derivatives Clearing Organization pursuant to the Commodity Exchange Act by the Commodity Futures Trading Commission on January 31, 2011. Pending regulatory approvals, NYPC is expected to be operational in the first half of 2011. NYSE Euronext initially plans to contribute $15 million in working capital and commit a $50 million financial guarantee as an additional contribution to the NYPC default fund. NYPC initially will clear interest rate products traded on NYSE Liffe US, with the ability to add other exchanges and Derivatives Clearing Organizations in the future. NYPC uses NYSE Euronext's clearing technology. DTCC's Fixed Income Clearing Corporation provides capabilities in risk management, settlement, banking and reference data systems. NYSE Euronext's investment in NYPC is treated as an equity method investment.

Note 4 — Restructuring

Severance Costs

As a result of streamlining certain of its business processes, NYSE Euronext has launched various voluntary and involuntary staff reduction initiatives in the U.S. and Europe.

The following is a summary of the severance charges recognized in connection with these initiatives and utilization of the accruals (in millions):

	Derivatives	Cash Trading and Listings	Information Services and Technology Solutions	Corporate/ Eliminations	Total
Balance as of January 1, 2008	$ 1	$ 12	$ 1	$—	$ 14
Employee severance charges and related benefits	9	154	16	5	184
Severance and benefit payments	(3)	(46)	(5)	(1)	(55)
Currency translation and other	—	(2)	—	—	(2)
Balance as of December 31, 2008	$ 7	$ 118	$ 12	$ 4	$ 141
Employee severance charges and related benefits	5	90	10	3	108
Severance and benefit payments	(4)	(69)	(7)	(2)	(82)
Currency translation and other	(1)	(17)	(2)	(1)	(21)
Balance as of December 31, 2009	$ 7	$ 122	$ 13	$ 4	$ 146
Employee severance charges and related benefits	3	19	7	2	31
Severance and benefit payments	(8)	(105)	(15)	(4)	(132)
Currency translation and other	(1)	(6)	—	—	(7)
Balance as of December 31, 2010	$ 1	$ 30	$ 5	$ 2	$ 38

The severance charges are included in merger expenses and exit costs in the consolidated statements of operations. Based on current severance dates and the accrued severance at December 31, 2010, NYSE Euronext expects to pay these amounts throughout 2011.

Contract Termination

LCH.Clearnet Contract Termination/NYSE Liffe Clearing

Through July 30, 2009, NYSE Euronext used the services of LCH.Clearnet Group Limited for clearing transactions executed on its European cash and derivatives markets.

On October 31, 2008, NYSE Euronext announced that NYSE Liffe's London Market (for the purposes of this section, "NYSE Liffe") entered into binding agreements with LCH.Clearnet Ltd. ("LCH.Clearnet") to terminate its clearing arrangements and to establish new arrangements known as "NYSE Liffe Clearing," whereby NYSE Liffe assumed full responsibility for clearing activities for the U.K. derivatives market. To achieve this, NYSE Liffe became a self-clearing Recognised Investment Exchange and outsourced the existing clearing guarantee arrangements and related risk functions to LCH.Clearnet.

In connection with this arrangement, NYSE Euronext agreed to make a one-time €260 million ($355 million) payment to compensate LCH.Clearnet for economic losses arising as a result of the early termination of its current clearing arrangements with LCH.Clearnet (the "NYSE Liffe Clearing Payment"). This payment was tax deductible.

On May 27, 2009, NYSE Liffe received regulatory approval from the Financial Services Authority ("FSA") to launch NYSE Liffe Clearing. Following such approval, NYSE Euronext recorded a $355 million expense which is included in merger expenses and exit costs in NYSE Euronext's consolidated statement of operations for the year ended December 31, 2009.

On July 30, 2009, NYSE Liffe Clearing launched operations and NYSE Euronext made the $355 million payment to LCH.Clearnet.

On May 12, 2010, NYSE Euronext announced that, subject to regulatory approval, it will commence clearing its European securities and derivatives business through two new, purpose-built, clearing houses based in London and Paris in late 2012. LCH.Clearnet Ltd in London and LCH.Clearnet SA in Paris have been informed that NYSE Euronext's current contractual arrangements for clearing with them will terminate accordingly at that time. However, NYSE Liffe's London Market has only indicated its intention to serve a termination notice on its contract with LCH.Clearnet Ltd and has not served a formal termination notice. No termination fees or penalties will be payable.

As of December 31, 2010, NYSE Euronext retained a 9.1% stake in LCH.Clearnet Group Limited's outstanding share capital and the right to appoint one director to its board of directors.

Note 5 — Discontinued Operations

On August 1, 2008, SunGard and GL Trade announced SunGard's intention to acquire a majority stake in GL Trade. Under the terms of the offer, SunGard acquired approximately 64.5% of GL Trade from Euronext Paris S.A., a wholly owned subsidiary of NYSE Euronext, and other significant shareholders at a price of €41.70 per share. As a result, the operations of GL Trade are reflected as discontinued.

In October 2008, NYSE Euronext received €161.6 million ($227.5 million) from the sale of its 40% ownership stake in GL Trade to SunGard.

GL Trade earned revenue mainly from annual subscriptions to its software and technology offerings. Operating results of GL Trade are summarized as follows (in millions):

	Year Ended December 31, 2008
Revenues	$248
Income before income tax provision and noncontrolling interest	31
Income tax provision	(10)
Noncontrolling interest	(16)
Income from discontinued operations	5
Gain on sale of discontinued operations, net of tax	2
Discontinued operations, net of tax	$ 7

Note 6 — Segment Reporting

NYSE Euronext revised its reportable business segments effective in the first quarter of 2010. The new segments are Derivatives, Cash Trading and Listings, and Information Services and Technology Solutions. Historical financial results have been revised to reflect this change. NYSE Euronext revised its segments to reflect changes in management's resource allocation and performance assessment in making decisions regarding NYSE Euronext. These changes reflect NYSE Euronext's current operating focus. NYSE Euronext evaluates the performance of its operating segments based on revenue and operating income. NYSE Euronext has aggregated all of its corporate costs, including costs to operate as a public company, within "Corporate/Eliminations."

The following is a description of NYSE Euronext's reportable segments:

Derivatives consist of the following in NYSE Euronext's global businesses:

* providing access to trade execution in derivatives products, options and futures;

* providing certain clearing services for derivative products; and

- selling and distributing market data and related information.

Cash Trading and Listings consist of the following in NYSE Euronext's global businesses:

- providing access to trade execution in cash trading and settlement of transactions in certain European markets;

- obtaining new listings and servicing existing listings;

- selling and distributing market data and related information; and

- providing regulatory services.

Information Services and Technology Solutions consist of the following in NYSE Euronext's global businesses:

- operating sellside and buyside connectivity networks for its markets and for other major market centers and market participants in the United States, Europe and Asia;

- providing trading and information technology software and solutions;

- selling and distributing market data and related information to data subscribers for proprietary data products; and

- providing multi-asset managed services and expert consultancy to exchanges and liquidity centers.

Summarized financial data of NYSE Euronext's reportable segments was as follows (in millions):

	Derivatives	Cash Trading and Listings	Information Services and Technology Solutions	Corporate/ Eliminations	Total
2010					
Revenues	$1,088	$2,893	$ 444	$ —	$ 4,425
Operating income (loss) from continuing operations	439	376	72	(142)	745
Total assets	5,831	5,273	1,214	1,060	13,378
Purchases of property and equipment	67	191	47	—	305
2009					
Revenues	$ 918	$3,397	$ 363	$ 6	$ 4,684
Operating income (loss) from continuing operations	(40)	415	27	(116)	286
Total assets	6,066	5,603	1,476	1,237	14,382
Purchases of property and equipment	102	369	26	—	497
2008					
Revenues	$1,002	$3,427	$ 266	$ 7	$ 4,702
Operating income (loss) from continuing operations	338	(780)	(22)	(124)	(588)
Total assets	5,565	5,605	1,140	1,638	13,948
Purchases of property and equipment	98	249	29	—	376

For the year ended December 31, 2009, the operating income (loss) of the Derivatives segment included a $355 million charge recorded in connection with the LCH.Clearnet contract termination/NYSE Liffe Clearing payment (see Note 4). For the year ended December 31, 2008, the operating income (loss) of Cash Trading and Listings included a $1,585 million impairment charge.

Revenues are generated primarily in the Derivatives, Cash Trading and Listings, and Information Services and Technology Solutions segments. Corporate and eliminations include unallocated costs primarily related to corporate governance, public company expenses, duplicate costs associated with migrating NYSE Euronext's

data centers and costs associated with NYSE Euronext's pension, SERP and postretirement benefit plans as well as intercompany eliminations of revenues and expenses. For the years ended December 31 2010, 2009 and 2008, no individual customer accounted for 10% or more of NYSE Euronext's revenues.

Summarized financial data of NYSE Euronext's geographic information was as follows:

	Year Ended December 31,		
	2010	2009	2008
	(in millions)		
Revenues			
United States	$3,064	$3,297	$2,970
United Kingdom	642	544	658
Continental Europe[(1)]	719	843	1,074
Total Revenues	$4,425	$4,684	$4,702

(1) Revenues derived in Asia are included in Continental Europe.

	As of December 31,		
	2010	2009	2008
	(in millions)		
Long-lived Assets			
United States	$ 688	$626	$400
United Kingdom	285	242	160
Continental Europe	48	118	135
Total Long-lived Assets	$1,021	$986	$695

Note 7 — Earnings per Share

The following is a reconciliation of the basic and diluted earnings per share computations (in millions, except per share data):

	2010	2009	2008
Net income (loss):			
Continuing operations	$ 558	$ 212	$ (740)
Discontinued operations, net of tax	—	—	7
Net loss (income) attributable to noncontrolling interest	19	7	(5)
Net income (loss) attributable to NYSE Euronext	$ 577	$ 219	$ (738)
Shares of common stock and common stock equivalents:			
Weighted average shares used in basic computation	261	260	265
Dilutive effect of:			
Employee stock options and restricted stock units	1	1	—
Weighted average shares used in diluted computation	262	261	265
Basic earnings (loss) per share attributable to NYSE Euronext:			
Earnings (loss) per share, continuing operations	$2.21	$0.84	$(2.81)
Earnings per share, discontinued operations	—	—	0.03
	$2.21	$0.84	$(2.78)
Diluted earnings (loss) per share attributable to NYSE Euronext:			
Earnings (loss) per share, continuing operations	$2.20	$0.84	$(2.81)
Earnings per share, discontinued operations	—	—	0.03
	$2.20	$0.84	$(2.78)

As of December 31, 2010, 2009 and 2008, 3.3 million, 2.6 million and 3.3 million restricted stock units, respectively, and stock options to purchase 0.4 million, 0.6 million and 0.7 million shares of common stock, respectively, were outstanding. For the years ended December 31, 2010 and 2009, 0.2 million and 0.7 million awards, respectively, were excluded from the diluted earnings per share computation because their effect would have been anti-dilutive. For the year ended December 31, 2008, diluted net loss per common share is the same as basic net loss per common share since the assumed conversion of stock options and restricted stock units would have been anti-dilutive due to the loss position.

Note 8 — Pension and Other Benefit Programs

Defined Benefit Pension Plans

NYSE Euronext maintains pension plans covering its U.S. and European operations. Effective December 31, 2008, the NYSE Amex benefit plans were merged with benefit plans in the U.S. The benefit accrual for all U.S. operations pension plans are frozen.

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, NYSE Euronext may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes. In 2010, 2009 and 2008, NYSE Euronext contributed $5 million, $9 million and $5 million to its European operations, respectively. NYSE Euronext anticipates contributing approximately $5 million in 2011 to its European operations and $37 million to its U.S. operations. There were no contributions to the U.S. pension plans in 2010, 2009 and 2008.

NYSE Euronext bases its investment policy and objectives on a review of the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and the business and financial characteristics of NYSE Euronext. Capital market risk/return opportunities and tradeoffs also are considered as part of the determination. The primary investment objective of the NYSE Euronext plan is to achieve a long-term rate of return that meets the actuarial funding requirements of the plan and maintains an asset level sufficient to meet all benefit obligations of the plan. The target allocations for its U.S. plan assets are 65 percent equity securities and 35 percent U.S. fixed income securities. Equity securities primarily include investments in large-cap and small-cap companies primarily located in the United States. U.S. Fixed income securities include corporate bonds of companies from diversified industries and U.S. treasuries. The target allocations for NYSE Euronext's European plan assets vary across plans, with a primary focus on fixed income securities.

The fair values of NYSE Euronext's pension plan assets at December 31, 2010, by asset category are as follows (in millions):

	Fair Value Measurements			
Asset Category	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash	$ 4	$—	$—	$ 4
Equity securities:				
U.S. large-cap	141	53	—	194
U.S. small-cap	64	64	—	128
International	55	130	—	185
Fixed income securities	—	260	—	260
Total	$264	$507	$—	$771

The fair values of NYSE Euronext's pension plan assets at December 31, 2009, by asset category are as follows (in millions):

| | Fair Value Measurements | | | |
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
Asset Category				
Cash	$ 3	$—	$—	$ 3
Equity securities:				
U.S. large-cap	125	46	—	171
U.S. small-cap	—	99	—	99
International	52	137	—	189
Fixed income securities	138	160	—	298
Total	$318	$442	$—	$760

The costs of the plans in 2010 and 2009 have been determined in accordance with the Compensation-Retirement Benefits Topic of the FASB Accounting Standards Codification. The measurement date for the plans is December 31, 2010, 2009 and 2008. The following table provides a summary of the changes in the plans' benefit obligations and the fair value of assets as of December 31, 2010, 2009 and 2008 and a statement of funded status of the plans as of December 31, 2010, 2009 and 2008 (in millions):

| | Pension Plans | | | | | |
| | 2010 | | 2009 | | 2008 | |
Asset Category	U.S. operations	European operations	U.S. operations	European operations	U.S. operations	European operations
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 725	$199	$ 706	$175	$ 583	$192
Service cost	—	4	—	4	—	4
Interest cost	41	9	42	11	38	10
Actuarial (gain) loss	52	(3)	29	20	57	(14)
Settlement loss (gain)	—	(5)	—	—	—	—
Business combination — NYSE Amex	—	—	—	—	58	—
Curtailment loss (gain)	(1)	(4)	—	(3)	10	(2)
Benefits paid	(48)	(7)	(52)	(14)	(40)	(6)
Currency translation and other	—	(13)	—	6	—	(9)
Benefit obligation at year end	$ 769	$180	$ 725	$199	$ 706	$175
Change in plan assets:						
Fair value of plan assets at beginning of year	564	196	486	167	695	203
Business combination — NYSE Amex	—	—	—	—	45	—
Actual (loss) return on plan assets	74	7	130	29	(215)	(25)
Company contributions	—	4	—	9	—	5
Benefits paid	(48)	(7)	(52)	(14)	(39)	(6)
Settlement	—	(7)	—	—	—	—
Currency translation and other	—	(12)	—	5	—	(10)
Fair value of plan assets at end of year	$ 590	$181	$ 564	$196	$ 486	$167
Funded status	$(179)	$ 1	$(161)	$ (3)	$(220)	$ (8)
Accumulated benefit obligation	$ 769	$180	$ 725	$199	$ 706	$175
Amounts recognized in the balance sheet						
Non-current assets	$ —	$ 6	$ —	$ 2	$ —	$ 2
Current liabilities	—	—	—	—	—	—
Non-current liabilities	(179)	(5)	(161)	(5)	(220)	(10)

The components of pension expense/(benefit) are set forth below (in millions):

| | Pension Plans | | | | | |
| | 2010 | | 2009 | | 2008 | |
	U.S. operations	European operations	U.S. operations	European operations	U.S. operations	European operations
Service cost	$—	$ 4	$—	$ 4	$—	$ 4
Interest cost	41	9	42	11	38	10
Estimated return on plan assets	(48)	(9)	(52)	(9)	(54)	(10)
Actuarial (gain) loss	10	(1)	2	(1)	—	—
Settlement (gain) loss	—	(3)	—	—	—	—
Curtailment	—	(4)	—	(3)	—	(2)
Aggregate pension (benefit) expense	$ 3	$(4)	$ (8)	$ 2	$(16)	$ 2

The following table shows the payments projected based on actuarial assumptions (in millions):

Pension Plan Payment Projections	U.S. operations	European operations	Total
2011	$ 47	$ 7	$ 54
2012	47	7	54
2013	47	7	54
2014	47	7	54
2015	47	7	54
Next 5 years	234	39	273

Supplemental Executive Retirement Plan

The U.S. operations also maintain a nonqualified supplemental executive retirement plan, which provides supplemental retirement benefits for certain employees. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, the U.S. operations has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2010, 2009 and 2008, the cash surrender value of such policies was $40 million, $38 million and $36 million, respectively, and is included in other non-current assets in the consolidated statements of financial condition. Additionally certain subsidiaries of the U.S. operations maintain equity and fixed income mutual funds for the purpose of providing for future payments of SERP. At December 31, 2010, 2009 and 2008, the fair value of these assets was $42 million, $46 million and $36 million, respectively. Such balance is included in financial investments in the consolidated statements of financial condition.

The following table provides a summary of the changes in the U.S. operations SERP benefit obligations for December 31, 2010, 2009 and 2008 (in millions):

	2010	2009	2008
Change in benefit obligations:			
Benefit obligation at beginning of year	$ 89	$ 83	$ 79
Service cost	—	1	1
Interest cost	4	5	4
Business combination	—	—	10
Actuarial loss (gain)	3	10	—
Curtailments	—	—	1
Benefits paid	(9)	(10)	(12)
Accumulated benefit obligation	$ 87	$ 89	$ 83
Funded status	$ (87)	$ (89)	$ (83)
Amounts recognized in the balance sheet			
Current liabilities	$ (9)	$ (10)	$ (8)
Non-current liabilities	(78)	(79)	(75)

The components of U.S. operations SERP expense/(benefit) are set forth below (in millions):

	2010	2009	2008
Service cost	$—	$ 1	$1
Interest cost	4	5	4
Recognized actuarial (gain) loss	2	—	1
Aggregate SERP expense	$ 6	$ 6	$6

The following table shows the projected payments for the U.S. operations based on the actuarial assumptions (in millions):

SERP Plan Payment Projections

2011	$ 9
2012	10
2013	10
2014	10
2015	10
Next 5 years	37

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	2010		2009		2008	
	U.S.	Europe	U.S.	Europe	U.S.	Europe
Discount rate (pension/SERP)	5.3%/4.6%	4.8%/N/A	5.8%/5.2%	4.9%/N/A	6.1%/6.3%	6.2%N/A
Expected long-term rate of return on plan assets (pension/SERP)	8.0%/N/A	5.1%/N/A	8.0%/N/A	5.5%/N/A	8.0%N/A	5.2%N/A
Rate of compensation increase	N/A	3.5%	N/A	3.8%	N/A	3.7%

To develop the expected long-term rate of return on assets assumption, both the U.S. and European operations considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio. The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves.

Postretirement Benefit Plans

In addition, the U.S. operations maintain defined benefit plans to provide certain health care and life insurance benefits (the "Plans") for eligible retired employees. These Plans, which may be modified in accordance with their terms, cover substantially all employees. These Plans are measured on December 31 annually. These Plans were fully frozen in 2009.

The net periodic postretirement benefit cost for the U.S. operations was $10 million, $4 million and $19 million for the years ended December 31, 2010, 2009 and 2008, respectively. The defined benefit plans are unfunded. Currently, management does not expect to fund the Plans.

The following table shows actuarial determined benefit obligation, benefits paid during the year and the accrued benefit cost for the year (in millions):

	2010	2009	2008
Benefit obligation at the end of year[1]	$208	$220	$218
Benefits paid	13	13	14
Accrued benefit cost	208	220	218
Additional (gain) or loss recognized due to:			
Curtailment	$—	$ (9)	7
Discount rate as of December 31	5.2%	5.6%	6.1%

(1) Benefit obligation at the end of 2008 included a $13 million related to the NYSE Amex merger on October 1, 2008.

The following table shows the payments projected (net of expected Medicare subsidy receipts of $13 million over the next ten fiscal years) based on actuarial assumptions (in millions):

Payment Projections	U.S.
2011	$13
2012	14
2013	14
2014	14
2015	14
Next 5 years	67

For measurement purposes, the U.S. operations assumed a 9.3% annual rate of increase in the per capita cost of covered health care benefits in 2010 which will decrease on a graduated basis to 4.5% in the year 2029 and thereafter.

The following table shows the effect of a one-percentage-point increase and decrease in assumed health care cost trend rates (in millions):

Assumed Health Care Cost Trend Rate	1% Increase	1% Decrease
Effect of postretirement benefit obligation	$ 1	$ (1)
Effect on total of service and interest cost components	23	(19)

Curtailments to the Plans

In 2010, NYSE Euronext recorded a $4 million curtailment gain as a result of employee actions in Europe. In 2009, NYSE Euronext recorded a $9 million curtailment gain associated with changes to its U.S. retiree medical plan and $3 million curtailment gain in Europe. In 2008, NYSE Euronext recorded a $7 million curtailment loss as a result of various employee actions, including the voluntary staff reduction initiatives, on its U.S. benefit plans.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income, before tax, as of December 31, 2010 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Postretirement Benefit Plans	Total
Unrecognized net actuarial loss	$(261)	$ (24)	$(58)	$(343)
Unrecognized prior service credit	—	—	19	19
Total amounts included in accumulated other comprehensive loss	$(261)	$ (24)	$(39)	$(324)

The amount of prior service credit and actuarial loss included in accumulated other comprehensive income related to the pension, SERP and postretirement plans, which are expected to be recognized in net periodic benefit cost in the coming year is estimated to be (in millions):

	Pension Plans	SERP Plans	Postretirement Benefit Plans	Total
Loss recognition	$ 14	$ 2	$ 2	$18
Prior service cost recognition	—	—	(1)	(1)
Amount to be recognized in net periodic benefit cost	$ 14	$ 2	$ 1	$17

Defined Contribution Plans

The U.S. operations maintain savings plans for which most employees are eligible to contribute a part of their salary within legal limits. The U.S. operations matches an amount equal to 100% of the first 6% of eligible contributions. The U.S. operations also provides benefits under a Supplemental Executive Savings Plan to which eligible employees may contribute. Savings plans expense was $11 million, $12 million and $12 million for the years ended December 31, 2010, 2009 and 2008, respectively. Included in accrued employee benefits payable was $24 million at both December 31, 2010 and 2009 and $29 million at December 31, 2008 related to these plans.

Note 9 — Goodwill and Other Intangible Assets

The change in the carrying amount of goodwill by reportable segments was as follows (in millions):

	Derivatives	Cash Trading and Listings	Information Services and Technology Solutions	Total
Balance as of January 1, 2008	$2,308	$ 2,189	$190	$ 4,687
Acquisitions	485	369	201	1,055
Impairment charge	—	(1,003)	—	(1,003)
Currency translation and other	(624)	(99)	(31)	(754)
Balance as of December 31, 2008	$2,169	$ 1,456	$360	$ 3,985
Acquisitions	—	—	39	39
Divestitures	—	(96)	—	(96)
Currency translation and other	163	111	8	282
Balance as of December 31, 2009	$2,332	$ 1,471	$407	$ 4,210
Purchase accounting adjustments	—	5	(5)	—
Currency translation and other	(80)	(37)	(43)	(160)
Balance as of December 31, 2010	$2,252	$ 1,439	$359	$ 4,050

The following table presents the details of the intangible assets by reportable segments as of December 31, 2010, 2009 and 2008 (in millions):

	Carrying Value	Accumulated Amortization	Useful Life (in years)
Balance as of December 31, 2010			
National securities exchange registrations	$5,003	$—	Indefinite
Customer relationships	852	166	7 to 20
Trade names and other	187	39	2 to 20
Other intangible assets	$6,042	$205	

	Carrying Value	Accumulated Amortization	Useful Life (in years)
Balance as of December 31, 2009			
National securities exchange registrations	$5,255	$—	Indefinite
Customer relationships	886	122	7 to 20
Trade names and other	195	30	2 to 20
Other intangible assets	$6,336	$152	

	Carrying Value	Accumulated Amortization	Useful Life (in years)
Balance as of December 31, 2008			
National securities exchange registrations	$4,962	$—	Indefinite
Customer relationships	806	71	7 to 20
Trade names and other	223	54	2 to 20
Other intangible assets	$5,991	$125	

In the U.S., the national securities exchange registrations allow NYSE Arca and NYSE Amex to (i) generate revenues from market data fees (both from equity and option trading activities) and listing fees, and (ii) reduce its costs because clearing charges are not incurred for trades matched internally on its trading systems. As an operator of five European-based registered national securities exchanges, Euronext is eligible to earn market data fees (both from equity and option trading activities), listing fees and certain trading fees. The national securities exchange registrations were valued using the excess earnings income approach.

For the years ended December 31, 2010, 2009 and 2008, amortization expense for the intangible assets was approximately $58 million, $58 million and $57 million, respectively.

The estimated future amortization expense of acquired purchased intangible assets is as follows (in millions):

Year Ending December 31,	
2011	$ 58
2012	58
2013	58
2014	58
2015	58
Thereafter	544
Total	$834

Note 10 — Stock-Based Compensation

Under the Stock Incentive Plan, NYSE Euronext may grant stock options and other equity awards to employees. NYSE Euronext's approach to the incentive compensation awards contemplates awards of stock options and restricted stock units ("RSUs").

Stock options are granted at an exercise price equal to the market price at the date of grant. Stock options granted generally vest and become exercisable over a period of three to four years, and generally expire after ten years. NYSE Euronext has not granted stock options in 2010, 2009 or 2008. As of December 31, 2010, 2009 and 2008, the total aggregate intrinsic value of stock options outstanding was $5 million, $5 million and $12 million, respectively. As of December 31, 2010, 2009 and 2008, the total aggregate intrinsic value of stock options exercisable was $5 million, $4 million and $10 million, respectively.

For the year ended December 31, 2010, 2009 and 2008, NYSE Euronext recorded $38 million, $43 million and $48 million, respectively, of stock-based compensation. As of December 31, 2010, there was approximately

$31 million of total unrecognized compensation cost related to restricted stock units. This cost is expected to be recognized over approximately three years. Cash received from employee stock option exercises for the years ended December 31, 2010, 2009 and 2008 was $1 million, $1 million and $10 million, respectively. NYSE Euronext satisfies stock option exercises with newly issued shares.

The following table summarizes information about the stock option activity (number of stock options in thousands):

	2010		2009		2008	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	563	$17.57	737	$20.62	871	$21.36
Awards exercised	(107)	13.32	(117)	9.36	(333)	9.18
Awards cancelled	(16)	38.64	(57)	17.70	(117)	27.34
Awards converted in business combination	—		—		316	4.27
Outstanding at end of year	440	$17.67	563	$17.57	737	$20.62

Additional information regarding stock options outstanding as of December 31, 2010 is as follows (number of stock options in thousands):

	Outstanding			Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.82 – $19.30	206	3.1	$10.98	204	$11.06
$20.25 – $25.38	234	0.7	23.57	234	23.57
	440	1.9	$17.67	438	$17.74

The following table summarizes information about the restricted stock units activity (stock units in thousands):

	Number of RSUs		
	2010	2009	2008
Outstanding at beginning of year	2,616	2,181	1,559
Awards granted	1,486	1,470	1,328
Awards cancelled	(185)	(221)	(51)
Awards vested	(599)	(814)	(655)
Outstanding at end of year	3,318	2,616	2,181
Weighted average fair value per share for RSUs granted during period	$23.78	$21.75	$63.98

Note 11 — Related-Party Transactions

AEMS

On August 5, 2008, NYSE Euronext acquired the remaining interest in AEMS previously owned by Atos Origin. Prior to the acquisition, NYSE Euronext owned 50% of AEMS and had entered into mutual service agreements. The service agreements were terminated and results of operations and financial condition of AEMS have been included in NYSE Euronext's consolidated financial statements since August 5, 2008.

LCH.Clearnet

See Note 4 for a discussion of NYSE Liffe Clearing.

Qatar

See Note 3 for a discussion of the strategic partnership with the State of Qatar.

The following table presents revenues (expenses) derived from or incurred with these related parties (in millions):

	Year Ended December 31,		
	2010	2009	2008
AEMS	$—	$ —	$ (91)
LCH.Clearnet	(44)	(364)	4
QATAR	26	9	—

BlueNext

BlueNext is the European carbon exchange business launched by NYSE Euronext in 2008. BlueNext is established in France and is 60% owned by NYSE Euronext and 40% owned by Caisse des Dépots et Consignation ("CDC"). NYSE Euronext consolidates the results of operations and the financial condition of BlueNext. In the regular course of business, through June 2009, BlueNext paid recoverable Value Added Tax ("VAT") to certain customers on a daily basis and recovered such VAT from the French Tax Authorities on a one-month lag. CDC provided BlueNext with an overdraft to fund the VAT receivable. Under this arrangement, BlueNext had $249 million overdraft balances outstanding with CDC as of December 31, 2008, reflected as "Related party payable" on our consolidated statement of financial condition. Effective in July 2009, the carbon traded on the BlueNext exchange was VAT exempt.

Note 12 — Fair Value of Financial Instruments

NYSE Euronext accounts for certain financial instruments at fair value in accordance with the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification. The Fair Value Measurements and Disclosures Topic defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

In accordance with the Fair Value Measurements and Disclosures Topic, NYSE Euronext has categorized its financial instruments measured at fair value into the following three-level fair value hierarchy based upon the level of judgment associated with the inputs used to measure the fair value:

- *Level 1:* Inputs are unadjusted quoted prices for identical assets or liabilities in an active market that NYSE Euronext has the ability to access. Generally, equity and other securities listed in active markets and investments in publicly traded mutual funds with quoted market prices are reported in this category.
- *Level 2:* Inputs are either directly or indirectly observable for substantially the full term of the assets or liabilities. Generally, municipal bonds, certificates of deposits, corporate bonds, mortgage securities, asset backed securities and certain derivatives are reported in this category. The valuation of these instruments is based on quoted prices or broker quotes for similar instruments in active markets.
- *Level 3:* Some inputs are both unobservable and significant to the overall fair value measurement and reflect management's best estimate of what market participants would use in pricing the asset or

liability. Generally, assets and liabilities carried at fair value and included in this category are certain structured investments, derivatives, commitments and guarantees that are neither eligible for Level 1 or Level 2 due to the valuation techniques used to measure their fair value. The inputs used to value these instruments are both observable and unobservable and may include NYSE Euronext's own projections.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. A review of the fair value hierarchy classifications is conducted on a quarterly basis. Changes in the valuation inputs may result in a reclassification for certain financial assets or liabilities.

The following table presents NYSE Euronext's fair value hierarchy of those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010, 2009 and 2008 (in millions):

	As of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets				
Mutual Funds (SERP/SESP)[1]	$ 37	$—	$—	$ 37
Corporate Bonds	—	1	—	1
Auction Rate Securities	—	—	7	7
Equity Securities	1	—	—	1
Foreign exchange derivative contracts	—	6	—	6
Total Financial investments	$ 38	$ 7	$ 7	$ 52
Liabilities				
Foreign exchange derivative contracts	$—	$—	$—	$—

	As of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets				
Mutual Funds (SERP/SESP)[1]	$ 49	$—	$—	$ 49
Corporate Bonds	—	1	—	1
Government Bonds	—	2	—	2
Asset Backed Securities	—	1	—	1
Auction Rate Securities	—	—	8	8
Equity Securities	3	—	—	3
Foreign exchange derivative contracts	—	3	—	3
Total Financial investments	$ 52	$ 7	$ 8	$ 67
Liabilities				
Foreign exchange derivative contracts	$—	$ 1	$—	$ 1

	As of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets				
Mutual Funds (SERP/SESP)[1]	$ 74	$—	$—	$ 74
Mutual Funds (other)	81	—	—	81
Corporate Bonds	—	16	—	16
Collateralized Mortgage Obligation	—	1	—	1
Money Market Funds[2]	—	94	—	94
Asset Backed Securities	—	2	—	2
Auction Rate Securities	—	—	14	14
Equity Securities	2	—	—	2
Total Financial investments	$157	$113	$ 14	$284
Other Assets (equity securities)	$ 26	$—	$—	$ 26
Liabilities				
Interest rate derivative contracts	$—	$ 1	$—	$ 1

(1) Equity and fixed income mutual funds held for the purpose of providing future payments of Supplemental Executive Retirement Plan (SERP) and Supplemental Executive Savings Plan (SESP).
(2) The money market fund is reflected in level 2 of the fair value hierarchy as the trading in these shares has been frozen.

The difference between the total financial assets and liabilities as of December 31, 2010, 2009 and 2008 presented in the table above and the related amounts in the consolidated statement of financial condition is primarily due to investments recorded at cost or adjusted cost such as non-quoted equity securities, bank deposits and other interest rate investments, and to debt instruments recorded at amortized cost. The fair value of NYSE Euronext's long-term debt instruments was approximately $2.2 billion as of December 31, 2010. The carrying value of all other financial assets and liabilities approximates fair value. As of December 31, 2010, 2009 and 2008, NYSE Euronext has $7 million, $8 million and $14 million, respectively, of Level 3 securities consisting of auction rate securities purchased by NYSE Amex prior to its acquisition by NYSE Euronext on October 1, 2008. Since February 2008, these auction rate securities have failed at auction and are not currently valued at par. The decrease in the amount of auction rate securities from $14 million at December 31, 2008 to $8 million at December 31, 2009 and from $8 million at December 31, 2009 to $7 million at December 31, 2010 are attributable to the disposal of $6 million and $1 million of these securities, respectively. As of December 31, 2010, the weighted average price of the outstanding $7 million auction rate securities was 92 cents to a dollar and NYSE Euronext had recorded in other comprehensive income of $0.3 million unrealized gain on these securities.

Note 13 — Derivatives and Hedges

NYSE Euronext may use derivative instruments to hedge financial risks related to its financial position or risks that are otherwise incurred in the normal course of its operations. NYSE Euronext does not use derivative instruments for speculative purposes and enters into derivative instruments only with counterparties that meet high creditworthiness and rating standards. NYSE Euronext adopted Subtopic 65 in the Derivatives and Hedging Topic of the Codification on January 1, 2009.

NYSE Euronext records all derivative instruments at fair value on the consolidated statement of financial condition. Certain derivative instruments are designated as hedging instruments under fair value hedging relationships, cash flow hedging relationships or net investment hedging relationships. Other derivative instruments remain undesignated. The details of each designated hedging relationship are formally documented at the inception of the relationship, including the risk management objective, hedging strategy, hedged item, specific risks being hedged, derivative instrument, how effectiveness is being assessed and how ineffectiveness, if any, will be measured. The hedging instrument must be highly effective in offsetting the changes in cash flows or fair value of the hedged item and the effectiveness is evaluated quarterly on a retrospective and prospective basis.

The following table presents the aggregated notional amount and the fair value of NYSE Euronext's derivative instruments reported on the consolidated statement of financial condition as of December 31, 2010 (in millions):

		Fair Value of Derivative Instruments	
	Notional Amount	Asset[1]	Liability[2]
Derivatives not designated as hedging instruments			
Foreign exchange contracts	$425	$6	$—
Total derivatives	$425	$6	$—

(1) Included in "Financial investments" in the consolidated statements of financial condition.
(2) Included in "Short term debt" in the consolidated statements of financial condition.

Pre-tax gains and losses on derivative instruments designated as hedged items under net investment hedging relationship for the year ended December 31, 2010 were as follows (in millions):

Derivatives in Net Investment Hedging Relationship	Gain/(Loss) Recognized in Other Comprehensive Income (Effective Portion)	Gain/(Loss) Recognized in Income (Ineffective Portion)
December 31, 2010	Year Ended	Year Ended
Foreign exchange contracts	$(11)	$0

Pre-tax gains and losses on derivative instruments not designated in hedging relationship for the year ended December 31, 2010 were as follows (in millions):

Derivatives Not Designated as Hedging Instruments	Gain/(Loss) Recognized in Income
December 31, 2010	Year Ended
Foreign exchange contracts	$16

For the year ended December 31, 2010, NYSE Euronext also entered into euro/U.S. dollar, sterling/U.S. dollar and sterling/euro foreign exchange contracts in place with tenors less than 4 months in order to hedge various financial positions. As of December 31, 2010, NYSE Euronext had a £82 million ($125 million) sterling/U.S. dollar foreign exchange swap outstanding with a positive fair value of $1 million and a €228 million ($300 million) euro/U.S. dollar foreign exchange swaps outstanding with a positive fair value of $5 million. These instruments matured during January 2011. For the year ended December 31, 2010, the cumulative net gain recognized under foreign exchange contracts not designated as hedging instruments in Other income in the consolidated statements of operations amounted to $16 million, and the cumulative net loss recognized under foreign exchange contracts designated as hedging instruments in Other comprehensive income amounted to $11 million.

For the year ended December 31, 2010, NYSE Euronext had no derivative instruments in cash flow hedging relationships and net investment hedging relationships.

Note 14 — Financial Investments

A summary of current investments was as follows (in millions):

	December 31, 2010			
	Adjusted Cost	Unrealized Gains	Unrealized Losses[2]	Fair Value
Mutual Funds (SERP/SESP)[1]	$36	$ 1	$—	$ 37
Corporate Bonds	1	—	—	1
Auction Rate Securities	7	—	—	7
Equity Securities	1	—	—	1
Foreign exchange derivative contracts	6	—	—	6
Financial Investments	**$51**	**$ 1**	**$—**	**$ 52**

	December 31, 2009			
	Adjusted Cost	Unrealized Gains	Unrealized Losses[2]	Fair Value
Mutual Funds (SERP/SESP)[1]	$51	$—	$ 2	$ 49
Corporate Bonds	1	—	—	1
Government Bonds	2	—	—	2
Asset Backed Securities	1	—	—	1
Auction Rate Securities	8	—	—	8
Equity Securities	2	1	—	3
Bank deposits and other interest rate investments	3	—	—	3
Financial Investments	**$68**	**$ 1**	**$ 2**	**$ 67**

	December 31, 2008			
	Adjusted Cost	Unrealized Gains	Unrealized Losses[3]	Fair Value
Mutual Funds (SERP/SESP)[1]	$ 84	$—	$ 10	$ 74
Mutual Funds (other)	81	—	—	81
Corporate Bonds	17	—	1	16
Collateralized Mortgage Obligations	1	—	—	1
Asset Backed Securities	2	—	—	2
Auction Rate Securities	15	—	1	14
Equity Securities	3	—	1	2
Bank deposits and other interest rate investments	46	—	—	46
Financial Investments	**$249**	**$—**	**$ 13**	**$236**

(1) Equity and fixed income mutual funds held for the purpose of providing future payments of Supplemental Executive Retirement Plan (SERP) and Supplemental Executive Savings Plan (SESP).

(2) As of December 31, 2010 and 2009, all unrealized losses have been reported for less than 12 months.

(3) As of December 31, 2008, all unrealized losses have been reported for less than 12 months, except for $0.6 million of unrealized losses which have been reported for more than 12 months and less than 24 months.

NYSE Euronext received gross proceeds from the sale of available-for-sale current investments of $487 million, $905 million and $2,389 million with gross realized gains amounting to $1 million, $2 million and $17 million and gross realized losses of $1 million, zero and $9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

During 2010, NYSE Euronext has not recorded any impairment loss on available-for-sale securities.

The following table summarizes the adjusted cost and fair value of available-for-sale fixed income securities and other interest rate investments, by contractual maturity (in millions):

	December 31,					
	2010		2009		2008	
	Adjusted Cost	Fair Value	Adjusted Cost	Fair Value	Adjusted Cost	Fair Value
Due in 1 year or less	$—	$—	$ 3	$ 3	$ 6	$ 6
Due in 1 to 5 years	—	—	—	—	11	10
Due in 5 to 10 years	—	—	—	—	—	—
Not due at a single maturity date[1]	7	8	9	9	18	17
Financial Investments	**$ 7**	**$ 8**	**$ 12**	**$ 12**	**$ 35**	**$ 33**

(1) Includes asset-backed securities, collateralized mortgage obligations and auction rate securities.

Note 15 — Debt

Short term and long term debt consisted of the following (in millions):

	December 31,		
	2010	**2009**	**2008**
Commercial paper program	$ 330	$ 576	$ 692
5.125% GBP 250 million unsecured bond due June 2009			
(amortized cost)	—	—	371
Accrued interest on long-term debt and other	36	40	38
Short term debt	**366**	**616**	**1,101**
4.8% USD 750 million unsecured bond due June 2013			
(amortized cost)	749	749	748
5.375% EUR 1 billion unsecured bond due June 2015			
(amortized cost)	1,325	1,417	1,039
Long term debt	**2,074**	**2,166**	**1,787**
Total debt	**$2,440**	**$2,782**	**$2,888**

In 2007, NYSE Euronext entered into a U.S. dollar and euro-denominated global commercial paper program of $3.0 billion in order to refinance the acquisition of the Euronext shares. As of December 31, 2010, 2009 and 2008, NYSE Euronext had $0.3 billion, $0.6 billion and $0.7 billion of debt outstanding at an average interest rate of 0.8%, 0.4% and 2.9% under this commercial paper program, respectively. The effective interest rate of commercial paper issuances does not materially differ from short term interest rates (Libor U.S. for commercial paper issued in U.S. dollar and Euribor for commercial paper issued in euro). The fluctuation of these rates due to market conditions may therefore impact the interest expense incurred by NYSE Euronext.

The commercial paper program is backed by a $2.0 billion 5-year syndicated revolving bank facility maturing on April 4, 2012. This bank facility is also available for general corporate purposes and was not drawn as of December 31, 2010. On September 15, 2008, the amount of commitments readily available to NYSE Euronext under the $2.0 billion April 2012 facility decreased from $2.0 billion to $1,833 million as a result of the bankruptcy filing of Lehman Brothers Holdings Inc., which had provided a $167 million commitment under this facility.

In 2006, prior to the combination with NYSE Group, Euronext entered into a €300 million ($401 million at December 31, 2010) revolving credit facility available for general corporate purposes, which matures on August 4, 2011. On a combined basis, as of December 31, 2010, NYSE Euronext had three committed bank credit facilities totaling $2.2 billion, with no amount outstanding under any of these facilities. The commercial paper program and the credit facilities include terms and conditions customary for agreements of this type, which may restrict NYSE Euronext's ability to engage in additional transactions or incur additional indebtedness.

In 2008, NYSE Euronext issued $750 million of 4.8% fixed rate bonds due in June 2013 and €750 million of 5.375% fixed rate bonds due in June 2015 in order to, among other things, refinance outstanding commercial paper and lengthen the maturity profile of its debt. In 2009, NYSE Euronext increased the €750 million 5.375% notes due in June 2015 to €1 billion as a result of an incremental offering of €250 million. The terms of the bonds do not contain any financial covenants. The bonds may be redeemed by NYSE Euronext or the bond holders under certain customary circumstances, including a change in control accompanied by a downgrade of the bonds below an investment grade rating. The terms of the bonds also provide for customary events of default and a negative pledge covenant.

As of December 31, 2010, the debt repayment schedule was as follows (in millions):

Due in 2011	$ 366
Due in 2012	—
Due in 2013	749
Due in 2014	—
Due in 2015 or later	1,325
Total debt	**$2,440**

Note 16 — Income Taxes

The income (loss) from continuing operations before income taxes consisted of the following (in millions):

	Year Ended December 31,		
	2010	**2009**	**2008**
Domestic	$166	$ 52	$ 181
International	520	153	(826)
Total	**$686**	**$205**	**$(645)**

The income tax provision (benefit) consisted of the following (in millions):

	Year Ended December 31,		
	2010	**2009**	**2008**
Current:			
Federal	$ 18	$(31)	$ 73
State and local	17	(15)	20
International	56	26	221
Deferred:			
Federal	60	63	3
State and local	(10)	20	(2)
International	(13)	(70)	(220)
Total	**$128**	**$ (7)**	**$ 95**

Deferred tax asset and liability balances consisted of the following (in millions):

	December 31,		
	2010	**2009**	**2008**
Current deferred tax arising from:			
Deferred revenue	$ 34	$ 37	$ 34
Deferred compensation	18	22	19
Depreciation	39	—	—
Other	29	41	60
Current deferred assets	$ 120	$ 100	$ 113
Depreciation and other	$ 2	$ 18	$ 38
Current deferred liabilities	$ 2	$ 18	$ 38
Non-current deferred tax arising from:			
Deferred revenue	$ 146	$ 155	$ 146
Depreciation	46	90	86
Stock-based compensation	25	19	41
Deferred compensation	135	142	151
Pension	93	85	112
Net operating loss	153	112	49
Valuation allowance	(24)	(19)	(13)
Other	59	96	99
Non-current deferred assets	$ 633	$ 680	$ 671
Intangible assets	$1,800	$1,947	$1,844
Software capitalization	67	56	33
Pension	13	13	29
Depreciation and other	127	74	96
Non-current deferred liabilities	$2,007	$2,090	$2,002

Deferred tax liabilities have not been recognized for the portion of the outside basis differences (including undistributed earnings) relating to foreign subsidiaries because the investment in these subsidiaries is considered to be permanent in duration. Quantification of the deferred tax liability associated with these outside basis differences is not practicable.

As of December 31, 2010, NYSE Euronext had approximately $297 million of net operating losses ("NOL") for tax purposes, which will begin to expire in 2021. A valuation allowance was recorded against approximately $24 million, $19 million and $13 million of certain NOL as of December 31, 2010, 2009 and 2008, respectively, as it appears more likely than not that the corresponding asset will not be realized due to certain tax limitations. There is no valuation allowance recorded against any of the remaining deferred tax assets based on management's belief that it is more likely than not that such assets will be realized.

For the years ended December 31, 2010 and 2009, the exercise of stock options and vesting of restricted stock units did not result in any tax benefit. For the year ended December 31, 2008, tax benefits of $1 million associated with the exercise of stock options and vesting of restricted stock units was recorded as an increase to additional paid-in capital.

The reconciliation between the statutory and effective tax rates is as follows:

	Year Ended December 31,		
	2010	2009	2008
Federal statutory rate	35.0%	35.0%	35.0%
State and local taxes (net of federal benefit)	0.6	3.2	(2.6)
Foreign operations	(14.1)	(38.6)	8.0
Tax rate changes	(3.4)	—	—
Goodwill impairment	—	—	(53.5)
Other	0.6	(3.2)	(1.6)
Effective tax rate	18.7%	(3.6)%	(14.7)%

For the year ended December 31, 2010, NYSE Euronext's effective tax rate was lower than the statutory rate primarily due to (i) higher earnings generated from NYSE Euronext's foreign operations where the applicable tax rate is lower than the statutory rate, (ii) the lapse of applicable statute of limitation in various jurisdictions, and (iii) a discrete deferred tax benefit related to an enacted reduction in corporate tax rate in both the United Kingdom and the Netherlands.

For the year ended December 31, 2009, NYSE Euronext's effective tax rate was lower than the statutory rate primarily due to lower tax rates on foreign operations and the lapse of applicable statute of limitation in certain foreign jurisdictions. In addition, the $355 million termination payment to LCH.Clearnet in connection with our NYSE Liffe Clearing arrangements significantly reduced NYSE Euronext's pre-tax income, which in turn impacted our effective tax rate.

For the year ended December 31, 2008, NYSE Euronext's effective tax rate was lower than the statutory rate primarily due to the $1.0 billion goodwill impairment charge and $0.5 billion impairment charge related to the national securities exchange registration of our European Cash Trading and Listings reporting unit. A portion of such impairment charges was not deductible for tax purposes.

In connection with the assessment of certain positions in various U.S. and European tax jurisdictions, a reconciliation of the gross unrecognized tax benefits for the years ended December 31, 2010, 2009 and 2008 is as follows (in millions):

	Year Ended December 31,		
	2010	2009	2008
Balance at beginning of the year	$ 89	$ 80	$ 67
(Decreases) increases based on tax positions taken during a prior period	—	(3)	2
Increases based on tax positions taken during the current period	20	22	16
Decreases related to a lapse of applicable statute of limitation	(27)	(11)	(6)
Currency translation	(3)	1	—
Settlements	(4)	—	1
Balance at end of the year	$ 75	$ 89	$ 80

Included in the ending balance at December 31, 2010, 2009 and 2008 are $74 million, $46 million and $33 million, respectively, of tax positions which, if recognized, would affect the effective tax rate, and there were no tax positions for which there is uncertainty about the timing of tax benefit in 2010, 2009 and 2008.

NYSE Euronext accounts for interest and penalties related to the underpayment or overpayment of income taxes as a component of income tax provision in the consolidated statements of operations. For the years ended December 31, 2010, 2009 and 2008, NYSE Euronext recorded $1 million, $4 million and $3 million,

respectively, for interest and penalties in its consolidated statements of operations. For the years ended December 31, 2010, 2009 and 2008, the accrued net interest payable related to the above net tax benefit was $3 million, $7 million and $1 million, respectively.

In many cases, uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. The following table summarizes these open tax years by major jurisdiction:

Jurisdiction	Examination in Progress	Open Tax Years
U.S.	2000-2008	2009-2010
Netherlands	None	2009-2010
France	None	2009-2010
United Kingdom	None	2009-2010
Belgium	None	2009-2010
Portugal	None	2009-2010

NYSE Euronext does not anticipate that the total unrecognized tax benefits will change significantly in the next twelve months.

Note 17 — Commitments and Contingencies

Legal Matters

The following is a summary of significant legal matters as of December 31, 2010:

IRS Notice

In November 2009, the Internal Revenue Service ("IRS") issued a notice of proposed adjustment seeking to disallow approximately $161 million in deductions taken by the NYSE for compensation paid to its former Chairman and Chief Executive Officer in the tax years 2001, 2002 and 2003. In February 2010, the NYSE filed a protest of the proposed disallowance and is awaiting a conference with the IRS Appeals Office.

Shareholder Lawsuits

Following the announcement of NYSE Euronext's business combination agreement with Deutsche Börse on February 15, 2011, various lawsuits were filed by purported NYSE Euronext shareholders in at least two state courts. The plaintiffs are seeking to litigate on behalf of a proposed class of all NYSE Euronext shareholders. The named defendants include the members of NYSE Euronext's Board of Directors, certain officers, as well as NYSE Euronext, Deutsche Börse and related corporate entities. Each lawsuit asserts a claim for breach of fiduciary duty against the individual defendants, and a claim for aiding and abetting that alleged breach against one or more of the entity defendants. In general, the lawsuits critique the terms of the proposed transaction and seek, among other things, an injunction against its completion. NYSE Euronext is reviewing the complaints and intends to contest them.

In addition to the matters described above, NYSE Euronext is from time to time involved in various legal and regulatory proceedings that arise in the ordinary course of its business. NYSE Euronext does not believe, based on currently available information, that the results of any of these various proceedings will have a material adverse effect on its financial statements as a whole.

Commitments

NYSE Euronext leases office space under non-cancelable operating leases and equipment that expire at various dates through 2029. Rental expense under these leases, included in the consolidated statements of operations in both occupancy and systems and communications, totaled $97 million, $123 million and $85 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Future payments under these obligations as of December 31, 2010 were as follows (in millions):

| | Operating leases | | Other | |
Year	Office Space	Equipment	Commitments(1)	Total
2011	$ 66	$ 4	$ 41	$111
2012	62	1	41	104
2013	54	—	35	89
2014	49	—	—	49
2015	42	—	—	42
2016-Thereafter	144	—	—	144
	$417	$ 5	$117	$539

(1)   Primarily reflects the outstanding commitment for NYSE Euronext's investment in the Qatar Exchange.

NYSE Euronext's U.K. regulated derivatives subsidiary, the London Market of NYSE Liffe (for the purposes of this paragraph, "NYSE Liffe"), took full responsibility for clearing activities in NYSE Euronext's U.K. derivatives market on July 30, 2009. As a result, NYSE Liffe became the central counterparty for contracts entered into by its clearing members on the NYSE Liffe market and outsources certain services to LCH.Clearnet through the NYSE Liffe Clearing arrangement. NYSE Liffe has credit exposure to those clearing members. NYSE Liffe's clearing members may encounter economic difficulties as a result of the market turmoil and tightening credit markets, which could result in bankruptcy and failure. NYSE Liffe offsets its credit exposure through arrangements with LCH.Clearnet in which LCH.Clearnet provides clearing guarantee backing and related risk functions to NYSE Liffe, and under which LCH.Clearnet is responsible for any defaulting member positions and for applying its resources to the resolution of such a default. In addition, NYSE Liffe maintains policies and procedures to help ensure that its clearing members can satisfy their obligations, including by requiring members to meet minimum capital and net worth requirements and to deposit collateral for their trading activity. Nevertheless, NYSE Euronext cannot be sure that in extreme circumstances, LCH.Clearnet might not itself suffer difficulties, in which case these measures might not prove sufficient to protect NYSE Liffe from a default, or might fail to ensure that NYSE Liffe is not materially and adversely affected in the event of a significant default.

In the normal course of business, NYSE Euronext may enter into contracts that require it to make certain representations and warranties and which provide for general indemnifications. Based upon past experience, NYSE Euronext expects the risk of loss under these indemnification provisions to be remote. However, given that these would involve future claims against NYSE Euronext that have not yet been made, NYSE Euronext's potential exposure under these arrangements is unknown. NYSE Euronext also has obligations related to unrecognized tax positions, deferred compensation and other postretirement benefits. The date of the payment under these obligations cannot be determined.

Note 18 — Detail of Certain Balance Sheet Accounts

Property and equipment — Components of property and equipment were as follows (in millions):

	December 31,		
	2010	**2009**	**2008**
Land, buildings and building improvements	$ 544	$ 524	$ 477
Leasehold improvements	407	209	216
Computers and equipment, including capital leases of $13, $13 and $40 for 2010, 2009 and 2008, respectively	737	807	700
Software, including software development costs	945	901	749
Furniture and fixtures	23	26	25
	2,656	2,467	2,167
Less: accumulated depreciation and amortization, including $13, $13 and $39 for 2010, 2009 and 2008, respectively for capital leases	(1,635)	(1,481)	(1,472)
	$ 1,021	$ 986	$ 695

NYSE Euronext capitalized software development costs of approximately $68 million, $111 million and $67 million in 2010, 2009 and 2008, respectively. For the years ended December 31, 2010, 2009 and 2008, NYSE Euronext recognized $79 million, $84 million and $91 million, respectively, of amortization related to capitalized software. Unamortized capitalized software development costs of $146 million, $157 million and $128 million as of December 31, 2010, 2009 and 2008, respectively, were included in the net book value of property and equipment.

Accounts payable and accrued expenses — Components of accounts payable and accrued expenses were as follows (in millions):

	December 31,		
	2010	**2009**	**2008**
Trade payables	$258	$ 466	$365
Income tax payable (including uncertain tax positions)	86	104	109
Accrued compensation (including severance)	255	355	355
Other accrued expenses	173	237	168
	$772	$1,162	$997

Other assets (non-current) — Components of non-current other assets were as follows (in millions):

	December 31,		
	2010	**2009**	**2008**
Investments at cost	$375	$515	$512
Equity method investments	178	178	—
Investments at fair value	—	—	26
Asset held-for sale	46	46	86
Deposits, debt issuance costs and other	64	63	81
	$663	$802	$705

Note 19 — Subsequent Events

On February 15, 2011, NYSE Euronext announced that it entered into a business combination agreement with Deutsche Börse AG. Under the agreement, the companies will combine to create the world's premier global

exchange group. Each of the group's national exchanges will keep its name in its local market and all exchanges will continue to operate under local regulatory frameworks and supervision. Following full completion of the contemplated transactions, the former Deutsche Börse shareholders will own approximately 60% of the combined group and the former NYSE Euronext shareholders will own approximately 40% of the combined group on a fully diluted basis and assuming that all Deutsche Börse shares are tendered in the contemplated exchange offer. The transaction is subject to approval by holders of a majority of the outstanding NYSE Euronext shares and to a 75% acceptance level of the exchange offer to Deutsche Börse shareholders as well as approval by the relevant competition and financial, securities and other regulatory authorities in the United States and Europe, and other customary closing conditions. The transaction is expected to close at the end of 2011.

Following the announcement of the proposed transaction, various lawsuits were filed by purported NYSE Euronext shareholders in at least two state courts. The plaintiffs are seeking to litigate on behalf of a proposed class of all NYSE Euronext shareholders. The named defendants include the members of NYSE Euronext's Board of Directors, certain officers, as well as NYSE Euronext, Deutsche Börse and related corporate entities. Each lawsuit asserts a claim for breach of fiduciary duty against the individual defendants, and a claim for aiding and abetting that alleged breach against one or more of the entity defendants. In general, the lawsuits critique the terms of the proposed transaction and seek, among other things, an injunction against its completion. NYSE Euronext is reviewing the complaints and intends to contest them.

Quarterly Financial Data (unaudited)

The following represents NYSE Euronext's unaudited quarterly results for the years ended December 31, 2010 and 2009. These quarterly results were prepared in accordance with generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results. These adjustments are of a normal recurring nature.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In millions, except per share data)			
2010				
Total revenues	$1,083	$1,247	$1,050	$1,045
Operating income	205	215	155	170
Net income	125	179	123	131
Net loss attributable to noncontrolling interest	5	5	5	4
Net income attributable to NYSE Euronext	130	184	128	135
Basic earnings per share attributable to NYSE Euronext	$ 0.50	$ 0.70	$ 0.49	$ 0.52
Diluted earnings per share attributable to NYSE Euronext	$ 0.50	$ 0.70	$ 0.49	$ 0.51
2009				
Total revenues	$1,142	$1,252	$1,160	$1,130
Operating income (loss)	160	(227)	187	166
Net income (loss)	106	(179)	124	161
Net (income) loss attributable to noncontrolling interest	(2)	(3)	1	11
Net income (loss) attributable to NYSE Euronext	104	(182)	125	172
Basic earnings (loss) per share attributable to NYSE Euronext	$ 0.40	$(0.70)	$ 0.48	$ 0.66
Diluted earnings (loss) per share attributable to NYSE Euronext	$ 0.40	$(0.70)	$ 0.48	$ 0.66

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
DEUTSCHE BÖRSE GROUP

Deutsche Börse AG has engaged KPMG AG Wirtschaftsprüfungsgesellschaft to audit the consolidated financial statements of Deutsche Börse AG and its subsidiaries as at December 31, 2010, 2009 and 2008, which have been prepared in accordance with IFRS as issued by the IASB as well as IFRS as adopted by the EU, in accordance with International Auditing Standards (ISA). In addition, Deutsche Börse AG has engaged KPMG AG Wirtschaftsprüfungsgesellschaft to audit these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). In the following, the auditor's report in accordance with ISA follows the auditor's report in accordance with the standards of the PCAOB.

Report of Independent Registered Public Accounting Firm

To the Executive Board and
Shareholders of Deutsche Börse AG:

We have audited the accompanying consolidated balance sheets of Deutsche Börse AG and subsidiaries as at December 31, 2010, 2009 and 2008, and the related consolidated income statements, statements of comprehensive income, cash flow statements, and statements of changes in equity for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Börse AG and subsidiaries as at December 31, 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board and IFRSs as adopted by the European Union.

Frankfurt am Main, Germany
May 2, 2011

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

<center>**Independent Auditor's Report**</center>

To Deutsche Börse AG:

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Deutsche Börse AG and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010, 2009 and 2008, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for the three-year period then ended December 21, 2010 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with International Financial Accounting Standards as issued by the International Accounting Standard Board and the International Financial Reporting Standards as adopted by the European Union, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit.

Opinion

In our opinion, the consolidated financial statements give a true and fair view, in all material respects, of the financial position of Deutsche Börse AG and its subsidiaries as at December 31, 2010, 2009 and 2008, and of their financial performance and cash flow for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

Frankfurt am Main, Germany
May 2, 2011

KPMG AG Wirtschaftsprüfungsgesellschaft

/s/   /s/

Bors   Hommel

Wirtschaftsprüfer   Wirtschaftsprüfer

<center>F-53</center>

Consolidated income statements

for the financial years ended 31 December

	Note	2010 €m	2009 €m	2008 €m
Sales revenue	4	2,106.3	2,061.7	2,455.1
Net interest income from banking business	5	59.4	97.4	236.8
Other operating income	6	61.0	130.6	66.7
Total revenue		**2,226.7**	**2,289.7**	**2,758.6**
Volume-related costs		− 210.9	− 250.3	− 270.1
Total revenue less volume-related costs		**2,015.8**	**2,039.4**	**2,488.5**
Staff costs	7	− 502.0	− 394.3	− 409.8
Depreciation, amortisation and impairment losses	8	− 583.5	− 569.1	− 137.1
Other operating expenses	9	− 414.7	− 433.4	− 439.0
Operating costs		**− 1,500.2**	**− 1,396.8**	**− 985.9**
Result from equity investments	11	12.2	− 4.8	5.8
Earnings before interest and tax (EBIT)		**527.8**	**637.8**	**1,508.4**
Financial income	12	24.0	51.0	237.6
Financial expense	12	− 132.2	− 130.7	− 277.1
Earnings before tax (EBT)		**419.6**	**558.1**	**1,468.9**
Income tax expense	13	− 24.5	− 86.9	− 418.6
Net profit for the year		**395.1**	**471.2**	**1,050.3**
thereof shareholders of parent company (net income)		417.8	496.1	1,033.3
thereof non-controlling interests		− 22.7	− 24.9	17.0
Earnings per share (basic) (€)	40	**2.25**	**2.67**	**5.42**
Earnings per share (diluted) (€)	40	**2.24**	**2.67**	**5.41**

See accompanying notes to the consolidated financial statements

Consolidated statements of comprehensive income

for the financial years ended 31 December

	Note	2010 €m	2009 €m	2008 €m
Net profit for the year reported in consolidated income statement		**395.1**	**471.2**	**1,050.3**
Exchange rate differences[1]	24	102.9	− 38.5	56.4
Remeasurement of cash flow hedges		8.1	− 9.4	6.1
Recognition of revaluation amount from fair value measurement		0	103.7	0
Remeasurement of other financial instruments		− 9.3	11.8	− 17.4
Deferred taxes	24	− 29.9	11.0	− 23.3
Other comprehensive income		**71.8**	**78.6**	**21.8**
Total comprehensive income		**466.9**	**549.8**	**1,072.1**
thereof shareholders of parent company		470.4	581.6	1,040.4
thereof non-controlling interests		− 3.5	− 31.8	31.7

1)   Exchange rate differences include €6.1 million (2009: €− 2.9 million; 2008: €− 0.5 million) taken directly to accumulated profit as part of the result from equity investments.

See accompanying notes to the consolidated financial statements

Consolidated balance sheets

as at 31 December

Assets

	Note	2010 €m	2009 €m	2008 €m
NONCURRENT ASSETS				
Intangible assets	14			
Software		50.2	84.5	101.1
Goodwill		2,059.6	1,987.3	1,977.0
Payments on account and construction in progress		65.2	26.0	17.5
Other intangible assets		914.9	1,333.7	1,350.9
		3,089.9	**3,431.5**	**3,446.5**
Property, plant and equipment	15			
Fixtures and fittings		39.0	23.1	29.9
Computer hardware, operating and office equipment		70.2	61.5	75.0
Payments on account and construction in progress		29.0	14.8	4.0
		138.2	**99.4**	**108.9**
Financial assets	16			
Investments in associates		172.6	152.5	156.6
Other equity investments		64.7	60.0	52.8
Receivables and securities from banking business		1,555.6	1,468.2	756.3
Other financial instruments		12.1	29.0	6.8
Other loans[1]		1.0	0	0
		1,806.0	**1,709.7**	**972.5**
Other noncurrent assets	17	27.7	5.6	13.5
Deferred tax receivables	13	7.7	4.8	3.5
Total noncurrent assets		**5,069.5**	**5,251.0**	**4,544.9**
CURRENT ASSETS				
Receivables and other current assets				
Financial instruments of Eurex Clearing AG	19	128,823.7	143,178.4	121,684.3
Receivables and securities from banking business	20	7,585.3	7,192.4	8,428.0
Trade receivables	21	212.1	207.4	210.7
Associate receivables		5.6	8.6	5.7
Receivables from other investors		4.4	1.5	1.0
Income tax receivables[2]		25.6	48.8	96.0
Other current assets	22	141.4	167.1	60.5
		136,798.1	**150,804.2**	**130,486.2**
Restricted bank balances	23	6,185.8	4,745.6	10,364.7
Other cash and bank balances		797.1	559.7	482.8
Total current assets		**143,781.0**	**156,109.5**	**141,333.7**
Total assets		**148,850.5**	**161,360.5**	**145,878.6**

1) Thereof €1.0 million (2009 and 2008: nil) in associate receivables
2) Thereof €14.1 million (2009: €14.8 million; 2008: €18.3 million) with a remaining maturity of more than one year from corporation tax credits in accordance with section 37 (5) of the Körperschaftsteuergesetz (KStG, the German Corporation Tax Act)

See accompanying notes to the consolidated financial statements

Equity and liabilities

	Note	2010 €m	2009 €m	2008 €m
EQUITY	24			
Subscribed capital		195.0	195.0	195.0
Share premium		1,247.0	1,247.0	1,247.0
Treasury shares		−586.5	−587.8	−596.4
Revaluation surplus		124.9	125.2	29.3
Accumulated profit		1,971.0	1,886.8	1,779.4
Shareholders' equity		**2,951.4**	**2,866.2**	**2,654.3**
Non-controlling interests		458.9	472.6	324.0
Total equity		**3,410.3**	**3,338.8**	**2,978.3**
NONCURRENT LIABILITIES				
Provisions for pensions and other employee benefits	25	21.3	30.1	18.8
Other noncurrent provisions	26, 27	86.6	80.5	72.9
Deferred tax liabilities	13	297.7	442.0	600.6
Interest-bearing liabilities[1]	28	1,455.2	1,514.9	1,512.9
Other noncurrent liabilities		9.6	26.0	8.5
Total noncurrent liabilities		**1,870.4**	**2,093.5**	**2,213.7**
CURRENT LIABILITIES				
Tax provisions	26, 29	345.0	316.8	239.3
thereof income tax due: €302.1 million (2009: €307.3 million; 2008: €230.9 million)				
Other current provisions	26, 30	134.8	67.4	83.5
Financial instruments of Eurex Clearing AG	19	128,823.7	143,178.4	121,684.3
Liabilities from banking business[2]	31	7,822.0	7,221.0	7,916.3
Other bank loans and overdrafts		20.1	0	0
Trade payables		96.5	95.1	112.3
Payables to associates		4.0	9.2	8.7
Payables to other investors		13.6	13.9	9.4
Cash deposits by market participants	32	6,064.2	4,741.5	10,220.7
Other current liabilities	33	245.9	284.9	412.1
Total current liabilities		**143,569.8**	**155,928.2**	**140,686.6**
Total liabilities		**145,440.2**	**158,021.7**	**142,900.3**
Total equity and liabilities		**148,850.5**	**161,360.5**	**145,878.6**

1) Thereof €11.2 million (2009: €11.2 million; 2008: nil) payables to other investors
2) Thereof €0.1 million (2009: €198.0 million; 2008: €278.0 million) liabilities to associates

See accompanying notes to the consolidated financial statements

Consolidated cash flow statements

for the financial years ended 31 December

	Note	2010 €m	2009 €m	2008 €m
Net profit for the year		395.1	471.2	1,050.3
Depreciation, amortisation and impairment losses	8	583.5	569.1	137.1
(Decrease)/increase in noncurrent provisions	36	−2.9	19.3	−47.5
Deferred tax income	13	−205.8	−219.9	−29.5
Other non-cash (income)/expense	36	−1.0	5.9	3.3
Changes in working capital, net of non-cash items:				
Decrease/(increase) in receivables and other assets	36	50.4	−42.6	265.3
Increase/(decrease) in current liabilities	36	152.7	−2.3	−100.3
(Decrease)/increase in noncurrent liabilities		−12.6	0.3	0.3
(Net gain)/net loss on disposal of noncurrent assets		−15.5	0.5	−0.1
Cash flows from operating activities	36	**943.9**	**801.5**	**1,278.9**
Payments to acquire intangible assets and property, plant and equipment		−133.9	−172.3	−94.5
Payments to acquire noncurrent financial instruments		−771.0	−1,113.9	−344.0
Payments to acquire investments in associates		−6.8	−1.4	−122.3
Payments to acquire subsidiaries, net of cash acquired		0.1[1]	−51.0	0
Effects of the disposal of (shares in) subsidiaries, net of cash disposed		10.4	−5.9	−24.6
Proceeds from the disposal of shares in associates		0	7.5	16.8
(Net increase)/net decrease in current receivables and securities from banking business with an original term greater than three months		−12.4	165.6	−391.2
Proceeds from disposals of available-for-sale noncurrent financial instruments		393.5	88.7	19.9
Proceeds from disposals of other noncurrent assets		0	0	0.3
Cash flows from investing activities	37	**−520.1**	**−1,082.7**	**−939.6**
Purchase of treasury shares		0	0	−380.5
Proceeds from sale of treasury shares		0	4.2	7.0
Net cash received from non-controlling interests		4.0	20.4	0
Repayment of long-term financing		−97.2	−3.9	−500.0
Proceeds from long-term financing		0	11.1[2]	1,481.6
Repayment of short-term financing		−103.7[3]	−811.2	−1,941.7
Proceeds from short-term financing		0	715.1[4]	794.4
Finance lease payments		−0.5	−0.4	−0.8
Dividends paid		−390.5	−390.2	−403.0
Cash flows from financing activities	38	**−587.9**	**−454.9**	**−943.0**
Net change in cash and cash equivalents		**−164.1**	**−736.1**	**−603.7**
Effect of exchange rate differences[5]		4.0	2.5	11.7
Cash and cash equivalents as at beginning of period[6]		−285.4	448.2	1,040.2
Cash and cash equivalents as at end of period[6]	39	**−445.5**	**−285.4**	**448.2**
Interest income and other similar income[7]		21.4	50.8	218.4
Dividends received[7]		7.4	11.4	11.7
Interest paid[7]		−105.9	−144.7	−263.5
Income tax paid		−178.6	−181.7	−474.4

1) Cash totalling €0.5 million was acquired in the course of the purchase of Tradegate Exchange GmbH for a purchase price of €0.4 million.
2) Proceeds from loans from a non-controlling shareholder
3) Thereof €3.7 million from loan repayments to a non-controlling shareholder
4) Thereof €3.7 million from loans from a non-controlling shareholder
5) Primarily includes the exchange rate differences arising on translation of the ISE subgroup
6) Excluding cash deposits by market participants
7) Interest and dividend payments are allocated to cashflows from operating activities.

See accompanying notes to the consolidated financial statements

Consolidated statements of changes in equity

for the financial years ended 31 December

	Note	2010 €m	2009 €m	2008 €m	thereof included in total comprehensive income 2010 €m	2009 €m	2008 €m
Subscribed capital							
Balance as at 1 January		195.0	195.0	200.0			
Retirement of treasury shares		0	0	− 5.0			
Balance as at 31 December		**195.0**	**195.0**	**195.0**			
Share premium							
Balance as at 1 January		1,247.0	1,247.0	1,242.0			
Retirement of treasury shares		0	0	5.0			
Balance as at 31 December		**1,247.0**	**1,247.0**	**1,247.0**			
Treasury shares							
Balance as at 1 January		− 587.8	− 596.4	− 589.8			
Purchase of treasury shares		0	0	− 380.5			
Retirement of treasury shares		0	0	363.6			
Sales within the Group Share Plan		1.3	8.6	10.3			
Balance as at 31 December		**− 586.5**	**− 587.8**	**− 596.4**			
Revaluation surplus	24						
Balance as at 1 January		125.2	29.3	32.1			
Remeasurement of cash flow hedges		8.1	− 9.4	6.1	8.1	− 9.4	6.1
Recognition of hidden reserves from fair value measurement		0	103.7	0	0	103.7	0
Remeasurement of other financial instruments		− 9.3	11.8	− 17.4	− 9.3	11.8	− 17.4
(Increase)/decrease in share-based payments		− 1.4	− 10.8	11.0	0	0	0
Deferred taxes on remeasurement of financial instruments	13	2.3	0.6	− 2.5	2.3	0.6	− 2.5
Balance as at 31 December		**124.9**	**125.2**	**29.3**			
Accumulated profit	24						
Balance as at 1 January		1,886.8	1,779.4	1,493.0			
Dividends paid		− 390.5	− 390.2	− 403.0	0	0	0
Net income		417.8	496.1	1,033.3	417.8	496.1	1,033.3
Exchange rate differences and other adjustments		89.1	− 8.9	40.5	83.7	− 31.6	41.7
Retirement of treasury shares		0	0	− 363.6	0	0	0
Deferred taxes	13	− 32.2	10.4	− 20.8	− 32.2	10.4	− 20.8
Balance as at 31 December		**1,971.0**	**1,886.8**	**1,779.4**			
Shareholders' equity as at 31 December		**2,951.4**	**2,866.2**	**2,654.3**	**470.4**	**581.6**	**1,040.4**
Non-controlling interests							
Balance as at 1 January		472.6	324.0	312.9			
Changes due to capital increases/(decreases)		− 10.5	180.6	− 20.6	0	0	0
Changes due to share in net income of subsidiaries for the period		− 22.7	− 24.9	17.0	− 22.7	− 24.9	17.0
Exchange rate differences and other adjustments		19.5	− 7.1	14.7	19.2	− 6.9	14.7
Balance as at 31 December		**458.9**	**472.6**	**324.0**	**− 3.5**	**− 31.8**	**31.7**
Total equity as at 31 December		**3,410.3**	**3,338.8**	**2,978.3**	**466.9**	**549.8**	**1,072.1**

See accompanying notes to the consolidated financial statements

Notes to the consolidated financial statements
Basis of preparation

1.   General principles

Deutsche Börse AG ("the Company") is incorporated as a German public limited company ("Aktiengesellschaft") and is domiciled in Germany. The Company's registered office is in Frankfurt/Main.

The consolidated financial statements for the three years ended 31 December 2010, 2009 and 2008 have been prepared in compliance with the International Financial Reporting Standards (IFRSs) and the related interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union in accordance with Regulation No. 1606/2002 of the European Parliament and of the Council on the application of International Accounting Standard. As of 31 December 2010, 2009 and 2008 there were no effective standards and interpretations not yet adopted by the European Union impacting the consolidated financial statements. Accordingly, the financial statements also comply with the IFRSs as issued by the IASB.

Effects of new accounting standards — implemented in 2010

The following standards and interpretations issued by the IASB became effective as at 1 January 2010 and were applied for the first time in the 2010 reporting period.

Changes resulting from the "Annual Improvement Project" (April 2009)

This collection of amendments to various IFRSs gives rise to accounting changes for presentation, recognition, or measurement as well as terminology or editorial changes with a minimal effect on accounting. Most of the amendments are effective for financial years beginning on or after 1 January 2010.

Amendments to IFRS 2 "Group Cash-settled Share-based Payment Transactions" (June 2009)

The amendments serve to clarify the scope of IFRS 2 and its interaction with other standards. The amendments are effective retrospectively for financial years beginning on or after 1 January 2010.

Revised IFRS 3 "Business Combinations" and amendments to IAS 27 "Consolidated and Separate Financial Statements" (January 2008)

The amendments relate primarily to the measurement of shares held by non-controlling shareholders in connection with a business acquisition. In the case of future acquisitions of less than 100 percent, goodwill can be reported in full, including the share attributable to non-controlling interests (full goodwill method). Other significant changes relate to step acquisitions. If an entity's ownership interest in a subsidiary changes without the entity losing control of the subsidiary, the entity must recognise such changes in comprehensive income. Acquisition-related costs must be fully expensed. The new standard and the amendments are to be applied to financial years beginning on or after 1 July 2009.

IFRIC 17 "Distributions of Non-cash Assets to Owners" (November 2008)

This interpretation governs the accounting treatment of non-cash assets distributed to owners of an entity; the amendments are effective at the latest for financial years beginning on or after 1 July 2009.

New accounting standards — not yet implemented

The following standards and interpretations, which Deutsche Börse AG and its subsidiaries (called "Deutsche Börse Group" or "the Group" in the following) did not adopt in 2010 prior to the effective date, have been published by the IASB prior to the publication of these consolidated financial statements. The disclosures in parentheses relate to the date of issue by the IASB.

IFRS 9 "Financial Instruments" (November 2009)

IFRS 9 introduces new requirements for the classification and measurement of financial assets. These stipulate that all financial assets that have to date fallen within the scope of IAS 39 are recognised either at amortised cost or at fair value. The standard is effective for financial years beginning on or after 1 January 2013; earlier application is permitted.

Revised IAS 24 "Related Party Disclosures" (November 2009)

The revised version of the standard partially exempts state-controlled entities from disclosure requirements and defines "related parties" more precisely. The standard must be applied for periods beginning on or after 1 January 2011.

Amendments to IAS 32 "Classification of Rights Issues" (October 2009)

The changes relate to the accounting treatment of rights issues (rights, options or warrants), denominated in a currency other than the functional currency of the issuer. In future, these rights must be classified as equity provided that certain criteria are met. The amendments are effective for periods beginning on or after 1 February 2010.

Changes resulting from the "Annual Improvements Project" (May 2010)

The amendments relate to six standards and one interpretation. Most of the amendments are effective for financial years beginning on or after 1 January 2011.

Amendments to IFRS 7 "Financial Instruments: Disclosures — Transfers of Financial Assets" (October 2010)

The amendments require enhanced disclosures on transactions that lead to the transfer of financial assets. They aim to create greater transparency with regard to risks that are retained by the transferor. The amendments are effective for financial years beginning on or after 1 July 2011; earlier application is permitted.

Amendments to IFRS 9 "Financial Instruments" (October 2010)

The amendments extend IFRS 9 "Financial Instruments" to include rules on accounting for financial liabilities. If the fair value option is applied to financial liabilities, revisions to the recognition of changes in an entity's own credit risk must be taken into account: a change in credit risk must now be recognised in other comprehensive income rather than in profit or loss. The amendments are effective for financial years beginning on or after 1 January 2013. Earlier application is permitted if the rules on accounting for financial assets are also applied.

Amendments to IAS 12 "Deferred Tax: Recovery of Underlying Assets" (December 2010)

The general principle for assets measured using the fair value model of IAS 40 is that the measurement of deferred taxes should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset. These amendments provide an exception to this general principle and are applicable for financial years beginning on or after 1 January 2012.

IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments" (November 2009)

IFRIC 19 provides guidelines on accounting for equity instruments issued by a debtor to fully or partially extinguish a financial liability after renegotiating the terms of the financial liability. The interpretation is effective at the latest for financial years beginning after 30 June 2010.

Amendments to IFRIC 14 "Prepayments of a Minimum Funding Requirement" (November 2009)

The amendments are designed to remove unintended consequences of IFRIC 14. If there is a minimum funding requirement for a defined benefit plan, this prepayment must be recognised as an asset in accordance with the amendments. The interpretation is effective at the latest for financial years beginning after 31 December 2010.

Deutsche Börse Group does not expect the application of the new IFRSs, the revised IASs/IFRSs and the new interpretations (with the exception of IFRS 9) to have any material impact on its consolidated financial statements.

2. Basis of consolidation

Deutsche Börse AG's equity interests in subsidiaries, associates and joint ventures as at 31 December 2010 included in the consolidated financial statements are presented in the following tables.

Fully consolidated subsidiaries

Company	Domicile	Equity interest as at 31 Dec. 2010 direct (indirect)
		%
Clearstream Holding AG	Germany	100.00
Clearstream International S.A.	Luxembourg	(100.00)
Clearstream Banking S.A.	Luxembourg	(100.00)
Clearstream Banking Japan, Ltd.	Japan	(100.00)
REGIS-TR S.A.	Luxembourg	(50.00)
Clearstream Banking AG	Germany	(100.00)
Clearstream Services S.A.	Luxembourg	(100.00)
Clearstream Operations Prague s.r.o.	Czech Republic	(100.00)
LuxCSD S.A.	Luxembourg	(50.00)
Deutsche Börse Systems AG	Germany	100.00
Deutsche Boerse Systems Inc.	USA	(100.00)
Deutsche Gesellschaft für Wertpapierabwicklung mbH	Germany	100.00
Eurex Zürich AG	Switzerland	50.00[1]
Eurex Frankfurt AG	Germany	(50.00)[1]
Eurex Bonds GmbH	Germany	(39.72)[2]
Eurex Clearing AG	Germany	(50.00)[1]
Eurex Repo GmbH	Germany	(50.00)[1]
Eurex Services GmbH	Germany	(50.00)[1]
U.S. Exchange Holdings, Inc.	USA	(50.00)[1]
International Securities Exchange Holdings, Inc.	USA	(50.00)[1]
ETC Acquisition Corp.	USA	(50.00)[1]
International Securities Exchange, LLC	USA	(50.00)[1]
Longitude LLC	USA	(50.00)[1]
Finnovation S.A.	Luxembourg	100.00
Infobolsa S.A.	Spain	50.00
Difubolsa, Serviços de Difusão e Informaçao de Bolsa, S.A.	Portugal	(50.00)
Infobolsa Deutschland GmbH	Germany	(50.00)
Market News International Inc.	USA	100.00
Need to Know News, LLC	USA	(100.00)
Risk Transfer Re S.A.	Luxembourg	100.00
STOXX Ltd.	Switzerland	50.10
Tradegate Exchange GmbH	Germany	75.00
Xlaunch GmbH	Germany	100.00
Deutsche Börse Services s.r.o.	Czech Republic	(100.00)

1) Beneficial interest in profit or loss: 85 percent
2) Beneficial interest in profit or loss: 67.52 percent

Deutsche Börse AG holds 50 percent of the voting rights in Infobolsa S.A. The main decision-making body of Infobolsa S.A. is the board of directors. Deutsche Börse AG holds the majority of the board of directors due to the chairman's voting rights.

In addition, Deutsche Börse AG holds 50 percent of the voting rights in Eurex Zürich AG. The main decision-making body of Eurex Zürich AG is the supervisory board ("Verwaltungsrat"). The majority of the board's members are appointed by Deutsche Börse AG, giving Deutsche Börse AG controlling influence over Eurex Zürich AG's financial and business policy.

Deutsche Börse AG indirectly holds 39.7 percent of the voting rights in Eurex Bonds GmbH. Through its controlled subsidiary Eurex Zürich AG, which holds 79.4 percent of the voting rights, Deutsche Börse AG has the power to govern the financial and operating policies of the entity.

Changes to consolidated subsidiaries

	Germany	Foreign	Total
As at 1 January 2010	12	21	33
Additions	1	2	3
Disposals	−1	−1	−2
As at 31 December 2010	**12**	**22**	**34**

With effect from 8 January 2010, Deutsche Börse acquired a 75.0 percent interest in Tradegate Exchange GmbH, Berlin, Germany, for a purchase price of €0.4 million. Purchase price allocation, which had been completed as of the reporting date, did not result in any goodwill. The company was fully included in the consolidated financial statements for the first time in the first quarter of 2010.

The previously fully consolidated subsidiary Avox Ltd., Wrexham, United Kingdom, in which Deutsche Börse held a 76.82 percent interest, was sold with effect from 1 July 2010. The sale price amounted to €11.3 million.

On 21 July 2010, Clearstream International S.A., Luxembourg, and Banque centrale du Luxembourg formed LuxCSD S.A., Luxembourg, in which Clearstream International S.A. holds a 50.0 percent stake. Since Clearstream International S.A. has the right to appoint the Chairman of the Supervisory Board, who also has a casting vote, there is a presumption of control. Since the fourth quarter the subsidiary has been included in full in the consolidated financial statements.

Effective 9 December 2010, Clearstream Banking S.A., Luxembourg, and Sociedad de Géstion de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U., Madrid, Spain, formed REGIS-TR S.A., Luxembourg, in which Clearstream Banking S.A. holds a 50.0 percent interest. Since Clearstream Banking S.A. has the right to appoint the Chairman of the Supervisory Board, who also has a casting vote, there is a presumption of control. The subsidiary has been included in full in the consolidated financial statements since the fourth quarter of 2010.

On 31 January 2011, Infobolsa S.A., Madrid, Spain, acquired a 62 percent interest in Open Finance S.L., Valencia, Spain, for a purchase price of €3.5 million. The company is fully included in the consolidated financial statements as at 31 January 2011. The purchase price allocation had not been concluded when these consolidated financial statements were approved for publication.

For 2009, the following changes to consolidated subsidiaries had a material impact:

On 26 January 2009, Deutsche Börse acquired Market News International Inc. (MNI), New York, USA, for a purchase price of US$10.8 million (of which acquisition-related costs: US$0.9 million) net of cash acquired (US$2.3 million). The purchase price includes goodwill of US$7.8 million, which relates to access to global, trade-related information by MNI, such as news from authorities and supranational organisations. MNI was included in the consolidated financial statements for the first time as a wholly owned subsidiary in the first quarter of 2009.

With effect from 20 November 2009, MNI acquired an interest of 100 percent in Need to Know News, LLC, Chicago, USA. The purchase price is made up of a cash component in the amount of US$2.3 million (including acquisition-related costs of US$0.6 million), and an earnout component representing 20 percent of sales revenue of Need to Know News, LLC, which is payable over the next three financial years. Goodwill amounting to US$3.9 million arose from the acquisition. The company was included in the consolidated financial statements for the first time as at 31 December 2009.

Deutsche Börse's share in STOXX Ltd., Zurich, Switzerland, which was previously recognised as an associate, was increased from 33.33 percent to 50.1 percent on 29 December 2009. For the acquisition of the 16.77 percent stake, a purchase price of €86.6 million was agreed (including acquisition-related costs of €1.7 million). It comprised an immediately payable cash component (€68.5 million), the waiving of dividend rights for the acquirer's interest (€4.9 million) and an earnout component. The earnout component was recognised at a fair value of €11.5 million. As part of the acquisition, €22.0 million was paid to the capital reserves of STOXX Ltd. on 29 December 2009. There were no changes in the course of 2010 in the purchase price allocation of STOXX Ltd., which had included preliminary information as at 31 December 2009.

Associates and joint ventures accounted for using the equity method as at 31 December 2010 in accordance with IAS 28 or IAS 31 are indicated in the following table:

Associates and joint ventures as at 31 December 2010

Company	Segment[1]	years	Equity interest as at 31 Dec. direct (indirect) %	Ordinary share capital € thous.	Assets € thous.	Liabilities € thous.	Sales revenue € thous.	Net profit/loss € thous.	Associate since
Deutsche Börse Commodities GmbH, Germany	Xetra	2010	16.20	1,000	1,707,613	1,705,569	3,458	816	2007
		2009	16.20	1,000	754,619	753,690	1,719	360	
		2008	16.20	1,000	384,733	384,164	455	275	
European Energy Exchange AG, Germany[3]	Eurex	2010	(17.62)	40,050	520,567	416,787	43,157	16,881	1999
		2009	(17.62)	40,050	355,346	261,907	34,604	7,202	
		2008	(17.37)	40,050	533,163	451,566	43,154	21,807	
ID's SAS, France[2]	Eurex	2010	9.50	8	2,218	726	551	23	4 Nov. 2010
Link-Up Capital Markets, S.L., Spain	Clearstream	2010	(26.27)	5	10,646	3,841	998	2,769	2 Apr. 2008
		2009	(17.48)	3	6,826	1,121	559	2,061	
		2008	(18.18)	3	7,563	134	0	197	
Scoach Holding S.A., Luxembourg[3] [4]	Xetra	2010	50.01	100	15,333	95	10	3,133	31 Dec. 2009
		2009	50.01	100	20,157	51	10	7,895	
Phineo gAG, Germany	Xetra	2010	25.00	50	1,545	108	63	730	12 Mar. 2010
Tradegate AG Wertpapierhandelsbank, Germany[5]	Xetra	2010	5.00	24,252	38,941	6,890	3,330	2,897	8 Jan. 2010

1) For associates and joint ventures allocated to the Eurex segment, the figures reported reflect 50 percent of the Eurex subgroup's equity interest. The beneficial interest in profit or loss amounts to 85 percent of the Eurex subgroup's equity interest.
2) Preliminary figures
3) Consolidated figures
4) The participation agreement concerning Scoach Holding S.A. ("Scoach") between Deutsche Börse AG and SIX Swiss Exchange AG ("SIX") was amended in December 2009 to require unanimous decisions by the parties in regards to the operating budget and investment decisions of Scoach. Accordingly, Scoach was deconsolidated effective December 31, 2009 and accounted for as an associate because Deutsche Börse AG no longer controlled the company. As of January 1, 2010, Scoach has been recognized as a joint venture as defined by IAS 31 by Deutsche Börse AG and accounted for using the equity method.
5) At the balance sheet date the fair value of the listed company amounted to €6.7 million.

Company	Segment[1]	years	Equity interest as at 31 Dec. direct (indirect)	Ordinary share capital	Assets	Liabilities	Sales revenue	Net profit/loss	Associate since
			%	$ thous.[2]	$ thous.[2]	$ thous.[2]	$ thous.[2]	$ thous.[2]	
Direct Edge Holdings, LLC, USA	Eurex	2010[2]	(15.77)	233,183[3]	283,835	50,651	566,458	24,630	29 Dec. 2008
		2009	(15.77)	206,927[3]	256,125	49,198	831,746	37,661	
		2008	(15.77)	169,883[3]	201,079	31,197	392,340	19,053	
The Options Clearing Corporation, USA	Eurex	2010	(10.00)	600[3]	3,315,384[3]	3,295,048[3]	158,107[3]	8,174[3]	2007
		2009	(10.00)	600	3,194,448[3]	3,178,258[3]	134,543[3]	− 1,061[3]	
		2008	(10.00)	600	5,882,240[3]	5,870,294[3]	111,095[3]	− 1,437[3]	

1) For associates and joint ventures allocated to the Eurex segment, the figures reported reflect 50 percent of the Eurex subgroup's equity interest. The beneficial interest in profit or loss amounts to 85 percent of the Eurex subgroup's equity interest.
2) For the exchange rate used by Deutsche Börse group refer to F-79.
3) Equity figures

Company	Segment[1]	years	Equity interest as at 31 Dec. direct (indirect)	Ordinary share capital	Assets	Liabilities	Sales revenue	Net profit/loss	Associate since
			%	CHF thous.[2]	CHF thous.[2]	CHF thous.[2]	CHF thous.[2]	CHF thous.[2]	
Indexium AG, Switzerland	Market Data & Analytics	2010	49.90	100	5,748	2,773	1,248	660	
		2009[3]	49.90	100	n.a.	n.a.	n.a.	n.a.	29 Dec. 2009

1) For associates and joint ventures allocated to the Eurex segment, the figures reported reflect 50 percent of the Eurex subgroup's equity interest. The beneficial interest in profit or loss amounts to 85 percent of the Eurex subgroup's equity interest.
2) For the exchange rate used by Deutsche Börse group refer to F-79.
3) The first financial year ends only as at 31 December 2010.

Further associates and joint ventures as at 31 December 2009 and 2008

Company	Segment[1]	years	Equity interest as at 31 Dec. direct (indirect)	Ordinary share capital	Assets	Liabilities	Sales revenue	Net profit/loss
			%	€ thous.	€ thous.	€ thous.	€ thous.	€ thous.
BrainTrade Gesellschaft für Börsensysteme mbH, Germany	Xetra	2008	28.57	1,400	5,125	3,206	24,788	461
BSP Regional Energy Exchange LLC, Slovenia[2]	Eurex	2009	(33.00)	2,250	1,146	928	195	(1,357)
		2008	(24.50)	1,500	957	128	36	(670)
FDS Finanz-Daten-Systeme Verwaltungs GmbH, Germany	Market Data & Analytics	2008	(50.00)	26	41	5	0	1
FDS Finanz-Daten-Systeme GmbH & Co. KG, Germany	Market Data & Analytics	2008	50.00	2,434[3]	2,415	12	0	-57

1) For associates and joint ventures allocated to the Eurex segment, the figures reported reflect 50 percent of the Eurex subgroup's equity interest. The beneficial interest in profit or loss amounts to 85 percent of the Eurex subgroup's equity interest.
2) Preliminary figures
3) Equity figures

Company	Segment[1]	years	Equity interest as at 31 Dec. direct (indirect) %	Ordinary share capital $ thous.[2]	Assets $ thous.[2]	Liabilities $ thous.[2]	Sales revenue $ thous.[2]	Net profit/loss $ thous.[2]
The Clearing Corporation Inc., USA	Eurex	2008	(6.31)	44,134	106,325	79,612	761	2,790
U.S. Futures Exchange LLC, USA		2009	(13.85)	(8,622)[3]	6,772	15,394	1,335	(25,506)
	Eurex	2008	(13.84)	(8,622)	6,772	15,394	1,335	(25,506)

1) For associates and joint ventures allocated to the Eurex segment, the figures reported reflect 50 percent of the Eurex subgroup's equity interest. The beneficial interest in profit or loss amounts to 85 percent of the Eurex subgroup's equity interest.
2) For the exchange rate used by Deutsche Börse group refer to F-79.
3) Equity figures

Company	Segment[1]	years	Equity interest as at 31 Dec. direct (indirect) %	Ordinary share capital CHF thous.[2]	Assets CHF thous.[2]	Liabilities CHF thous.[2]	Sales revenue CHF thous.[2]	Net profit/loss CHF thous.[2]
STOXX Ltd., Switzerland	Market Data & Analytics	2008	33.33	1,000	77,726	20,316	90,820	49,893

1) For associates and joint ventures allocated to the Eurex segment, the figures reported reflect 50 percent of the Eurex subgroup's equity interest. The beneficial interest in profit or loss amounts to 85 percent of the Eurex subgroup's equity interest.
2) For the exchange rate used by Deutsche Börse group refer to F-79.

By virtue of the Deutsche Börse Group's supervisory board or board of directors representation and related governance structure Deutsche Börse is able to exert significant influence in accordance with IAS 28.7 (a) over the following investees in which Deutsche Börse holds an interest of less than 20 percent: Deutsche Börse Commodities GmbH, European Energy Exchange AG, The Options Clearing Corporation, ID's SAS, Direct Edge Holdings LLC, Link-Up Capital Markets S.L. and Tradegate AG and U.S. Futures Exchange LLC.

Effective 8 January 2010, Deutsche Börse AG acquired a 5.0 percent interest in Tradegate AG Wertpapierhandelsbank, Berlin, Germany – which holds 25.0 percent of the fully consolidated company Tradegate Exchange GmbH, Berlin, Germany – for a purchase price of €2.5 million. As Deutsche Börse AG exercises significant influence within the meaning of IAS 28, Tradegate AG Wertpapierhandelsbank is classified as an associate and accounted for using the equity method.

Eurex Frankfurt AG, sold its 66.0 percent interest in BSP Regional Energy Exchange LLC, Ljubljana, Slovenia, on 19 August 2010.

Deutsche Börse AG acquired a 9.5 percent interest in ID's SAS, Paris, France, for a purchase price of €1.9 million on 4 November 2010. As Deutsche Börse AG exercises significant influence according to IAS 28, the company has been classified as an associate and accounted for using the equity method since that date.

U.S. Futures Exchange LLC, Chicago, USA, which was previously included in the consolidated financial statements using the equity method and in which U.S. Exchange Holdings, Inc., held an interest of 27.71 percent, was liquidated effective 31 December 2010.

For 2009, the following changes in associates and joint-ventures occurred:

The Clearing Corporation Inc. was merged with ICE U.S. Trust Holding Company LP with effect from 6 March 2009. Since then U.S. Exchange Holdings, Inc. has an interest of 6.3 percent in ICE U.S. Trust Holding Company LP. Since the date of the merger, the company is accounted for at cost.

Scoach Holding S.A., which had previously been included in full in the consolidated financial statements, was deconsolidated effective 31 December 2009 and accounted for as an associate because Deutsche Börse AG no longer controls the company. Since then, Scoach Holding S.A. has been recognised as a joint venture as defined by IAS 31 by Deutsche Börse AG and SIX Swiss Exchange AG and accounted for using the equity method.

With effect from 29 December 2009, Deutsche Börse AG and SIX Swiss Exchange AG established Indexium AG, Zurich, Switzerland, in which Deutsche Börse AG holds a 49.9 percent share. The company is classified as an associate and accounted for using the equity method.

Deutsche Börse AG's 50.0 percent interest in FDS Finanz-Daten-Systeme GmbH & Co. KG, which had previously been recognised as an associate, was sold for €1.2 million effective 31 December 2009.

3. Accounting policies

Deutsche Börse AG's consolidated financial statements have been prepared in euros. Unless stated otherwise, all amounts are shown in millions of euros (€m). The annual financial statements of subsidiaries included in the consolidated financial statements have been prepared on the basis of the Group-wide accounting principles based on IFRSs as adopted by the European Union in accordance with Regulation No. 1606/2002 of the European Parliament and of the Council on the application of International Accounting Standards. These principles are described in the following. EU endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at December 31, 2010, 2009 and 2008, there were no effective standards or interpretations having any influence on the consolidated financial statements that had not been endorsed by the European Union. Accordingly, the accounting principles comply with IFRS as issued by the IASB. For reasons of materiality, the single-entity financial statements of associates were not adjusted to comply with uniform Group accounting policies.

Recognition of revenue and expenses

Trading, clearing and settlement fees are recognised on the trade day and billed on a monthly basis. Custody revenue and revenue for systems development and systems operation are generally recognised ratably and billed on a monthly basis. Sales of price information are billed on a monthly basis. Fees charged to trading participants in connection with International Securities Exchange, LLC's expenses for supervision by the U.S. Securities and Exchange Commission (SEC) are recognised at the settlement date.

International Securities Exchange, LLC earns market data revenue from the sale of trade and quote information on options through the Options Price Reporting Authority, LLC (OPRA, the regulatory authority responsible for distributing market data revenues among the US options exchanges). Pursuant to SEC regulations, US exchanges are required to report trade and quote information to OPRA. International Securities Exchange, LLC earns a portion of the income of the US option exchange association based on its share of eligible trades for option securities. Revenue is recorded as transactions occur on a trade date basis and is collected quarterly.

As a rule, rebates are deducted from sales revenue. They are recognised as an expense under volume-related costs to the extent that they exceed the associated sales revenue. The item also comprises expenses that depend on the number of certain trade or settlement transactions, the custody volume, or the Global Securities Financing volume, or that result from revenue sharing agreements.

Risk Transfer Re S.A.'s premium income and acquisition costs from reinsurance contracts are recognised over the life of the contracts. The activities of this company are immaterial in the context of the consolidated financial statements of Deutsche Börse AG.

Interest income and expenses are recognised using the effective interest method over the respective financial instrument's term to maturity. Interest income is recognised when it is probable that the economic benefits

associated with the transaction will flow to the entity and the income can be measured reliably. Interest expenses are recognised as an expense in the period in which they are incurred. Interest income and expenses from banking business are netted in the consolidated income statement and disclosed separately in note 5. Dividends are recognised in the result from equity investments if the right to receive payment is based on legally assertable claims.

Government grants

A government grant is not recognised until there is reasonable assurance that the entity will comply with the conditions attaching to it, and that the grant will be received. Government grants related to assets are presented as deferred income in the consolidated balance sheet and are recognised as income over the life of the depreciable asset. Grants related to income are deducted in reporting the expense which they are intended to compensate over the periods in which the latter occur. If the payment date for government grants falls after the expenses to be compensated have been incurred and it is probable that the conditions for receiving the grants will be met, they are recognised in profit or loss when the corresponding expenses are incurred.

Research and development costs

Research costs are expensed in the period in which they are incurred. Development costs are capitalised, provided that they satisfy the recognition criteria set out in IAS 38. These development costs include direct labour costs, costs of purchased services and workplace costs, including proportionate overheads that can be directly attributed to the preparation of the respective asset for use, such as costs for the software development environment. Own expenses capitalised have no longer been reported separately as income in the consolidated income statement since 1 January 2010. Expenses incurred in connection with internal development activities comprise only the non-capitalised amounts since then. Prior-year figures have been adjusted accordingly. Development costs that do not meet the requirements for capitalisation in accordance with IAS 38 are recognised in the consolidated income statement. Interest expense that cannot be allocated directly to one of the developments is recognised in profit or loss in 2010 and not included in capitalised development cost. If research and development costs cannot be separated, the expenditures are recognised as expenses in the period in which they are incurred.

All development costs are booked on projects (primary and secondary costs). For deciding which cost elements are to be capitalized and which elements are not to be capitalized, the projects are divided into the following phases in order to reflect the distinction between research and development phase in IAS 38:

(a) Non-capitalized phases:

- Concept: definition of the product concept and specification of the anticipated economic utility

- First cost and revenue estimate

  - As it is not possible, to demonstrate that an intangible asset will generate probable future economic benefits at this stage, the expenditures are expensed when incurred in accordance with IAS 38.54.

(b) Capitalized phases:

- Detailed Specification

  - compilation and review of detailed specification

  - issue resolution process.

- Build & Test

  - programming of software

  - product testing.

In this phase, Deutsche Börse is in compliance with the requirements for the development phase in accordance with IAS 38.57 as it can demonstrate the technical feasibility, the intention to complete as well as its ability to use the intangible asset based on the detailed specifications. The generation of probable future economic benefits is demonstrated through business cases. Necessary resources are assigned to the projects and the reliable measurement of the attributable expenditures is performed within Deutsche Börse's controlling environment on a individual project basis.

(c) Non-capitalized phases:

- acceptance

    - planning and implementation of acceptance tests

- Simulation

    - simulation preparation and implementation

    - compilation and testing of simulation software kits

    - compilation and review of documents.

- Rollout

    - planning of product implementation

    - compilation and dispatch of the production kits

    - compilation and review of documents.

In accordance with IAS 38, only the expenditures occurring in the phases Detailed Specification and Build & Test are being capitalized. All other preceding and subsequent phases of the original software development projects are recognized as expenses.

Intangible assets

Capitalised development costs are amortised from the date of first use of a software over its expected useful life. The useful life of internally developed software is generally assumed to be five years.

Purchased software is carried at cost and reduced by systematic amortisation and, where necessary, impairment losses. Amortisation is charged using the straight-line method over the expected useful life or at most until the right of use has expired.

Useful life of software

Asset	Amortisation method	Amortisation period
Standard software	straight-line	3 to 10 years
Purchased custom software	straight-line	3 to 6 years
Internally developed custom software	straight-line	3 to 5 years

Intangible assets are derecognised on disposal or when no further economic benefits are expected to flow from them.

The amortisation period for intangible assets with finite useful lives is reviewed at least at the end of each financial year. If the expected useful life of an asset differs from previous estimates, the amortisation period is adjusted accordingly.

Goodwill is recognised at cost and tested at least once a year for impairment.

The cost of the other intangible assets acquired in the course of business combinations corresponds to the fair value as at the acquisition date. Assets with a finite useful life are amortised using the straight-line method over the expected useful life.

Useful life of other intangible assets arising out of business combinations

Asset	Amortisation method	Amortisation period
ISE's exchange licence	n.a.	n.a.
Member relationships	straight-line	30 years
Customer relationships	straight-line	12, 30 years
ISE trade name	straight-line	10 years
STOXX trade name	n.a.	n.a.
Historical data	straight-line	5 years
Restrictions on competition	straight-line	1 to 3 years

As the exchange licence of ISE does not have a finite term and ISE expects to retain the licence as part of its overall business strategy, the useful life of this asset is estimated as indefinite. A review is performed in each reporting period to determine whether the events and circumstances still justify estimating the useful life of the licence as indefinite.

The STOXX trade name includes the trade name itself, the index methodologies and the Internet domains because these can generally not be transferred separately. There are no indications that time limitations exist with regard to the useful life of the STOXX trade name.

Property, plant and equipment

Property, plant and equipment is carried at cost and reduced by depreciation for wear and tear. The cost of an item of property, plant and equipment comprises all costs directly attributable to the production process, as well as an appropriate proportion of production overheads. Financing costs were not recognised in the years under review, as they could not be directly allocated to any particular development.

Useful life of property, plant and equipment

Asset	Depreciation method	Depreciation period
Computer hardware	straight-line	3 to 5 years
Office equipment	straight-line	5 to 25 years
Leasehold improvements	straight-line	based on lease term

Repair and maintenance costs are expensed as incurred.

If it is probable that the future economic benefits associated with an item of property, plant and equipment will flow to the Group and the cost of the respective asset can be reliably determined, expenditure subsequent to acquisition is added to the carrying amount of the asset as incurred. The carrying amounts of the parts of the asset that have been replaced are derecognised.

Financial assets

Financial assets comprise investments in associates and financial assets as described in the "Financial instruments" section.

Investments in associates consist of investments in joint ventures and other associates. They are generally measured at cost on initial recognition and accounted for using the equity method upon subsequent measurement.

If final financial information for associates and joint ventures as of the balance sheet date is not available when the consolidated financial statements of Deutsche Börse Group are prepared, preliminary financial information is used. Should the final financial information of an associate or joint venture become available before the authorization of the consolidated financial statements and material differences between the preliminary and final

financial information exists, the consolidated financial statements are adjusted accordingly. Otherwise the differences are reflected in the next reporting period. For the years ended December 31, 2008, 2009 and 2010, there were no material differences, either individually or in the aggregate, between preliminary and final financial information of associates or joint ventures.

Deutsche Börse Group reviews all financial reporting of its associates and joint ventures. Most of Deutsche Börse's associates' and joint ventures' financial reports are based on IFRS. However, certain associates provide Deutsche Börse Group with their financial information in accordance with other local accounting standards. Deutsche Börse Group performs a review of the financial information received; part of this review is to determine if there are any material differences between the local GAAP and IFRS as issued by the IASB. Deutsche Börse Group has not identified any material differences between local GAAP and IFRS as established by the IASB for these associates. Joint ventures or other associates that are insignificant for the presentation of a true and fair view in the consolidated financial statements are not accounted for using the equity method, but are carried at cost.

Impairment testing

In accordance with IAS 36, noncurrent non-financial assets are tested for impairment. At each balance sheet date, the Group assesses whether there is any indication that an asset may be impaired. In this case, the carrying amount is compared with the recoverable amount (the higher of value in use and fair value less costs to sell) to determine the amount of any potential impairment. The value in use is estimated on the basis of the discounted estimated future cash flows from continuing use of the asset and from its ultimate disposal, before taxes. For this purpose, discount rates are estimated based on the prevailing pre-tax weighted average cost of capital. If no recoverable amount can be determined for an asset, it is allocated to a cash-generating unit, for which the recoverable amount is calculated.

Irrespective of any indications of impairment, intangible assets with indefinite useful lives and intangible assets not yet available for use must be tested for impairment annually. If the estimated recoverable amount is lower than the carrying amount, an impairment loss is recognised, and the net book value of the asset is reduced to its estimated recoverable amount.

Goodwill is allocated to identifiable groups of assets (cash-generating units) or groups of cash-generating units that create synergies from the respective acquisition. This corresponds to the lowest level at which Deutsche Börse Group monitors goodwill. An impairment loss is recognised if the carrying amount of the cash-generating unit to which goodwill is allocated (including the carrying amount of this goodwill) is higher than the recoverable amount of this group of assets. The impairment loss is first allocated to the goodwill, then to the other assets in proportion to their carrying amounts.

A review is conducted at every balance sheet date to see whether there is any indication that an impairment loss recognised on noncurrent assets (excluding goodwill) in the previous period no longer applies. If this is the case, the carrying amount of the asset is increased and the difference is recognised in profit or loss. The maximum amount of this reversal is limited to the carrying amount that would have resulted if no impairment loss had been recognised in previous periods. In accordance with IAS 36, impairment losses on goodwill are not reversed.

Financial instruments

Financial instruments comprise financial assets and liabilities. For Deutsche Börse, financial assets are, in particular, other equity investments, receivables and securities from banking business, other financial instruments and other loans, receivables and other assets as well as bank balances. Financial liabilities relate primarily to interest-bearing liabilities, other noncurrent liabilities, liabilities from banking business, financial instruments of Eurex Clearing AG, cash deposits by market participants as well as trade payables.

Recognition of financial assets and liabilities

Financial assets and liabilities are recognised when a Group company becomes a party to the contractual provisions of the instrument.

Financial assets and liabilities are generally recognised at the trade date. Loans and receivables from banking business, available-for-sale financial assets from banking business as well as purchases and sales of equities via the central counter-party (i.e. Eurex Clearing AG) are recognised at the settlement date.

Financial assets are initially measured at fair value; in the case of a financial asset that is not measured at fair value through profit or loss in subsequent periods, this includes transaction costs.

Subsequent measurement of financial assets and liabilities

Subsequent measurement of financial instruments follows the categories to which they are allocated in accordance with IAS 39 and which are described below. As in previous years, Deutsche Börse Group did not take advantage of the option to allocate financial assets to the "held-to-maturity investments" category in 2010. In addition, the Group waived the possibility to designate financial assets or liabilities at fair value through profit and loss (fair value option).

Assets held for trading

Derivatives that are not designated as hedging instruments as well as financial instruments of Eurex Clearing AG (see details below) are measured at fair value through profit or loss. Apart from financial instruments of Eurex Clearing AG this category includes in particular interest rate swaps, currency swaps and forward foreign exchange transactions.

Fair value of these derivatives is calculated based on observable current market rates. If resulting from banking business, realised and unrealised gains and losses are immediately recognised in the consolidated income statement as "other operating income" and "other operating expenses" or, if incurred outside the banking business, as "financial income" and "financial expenses".

Available-for-sale financial assets

Non-derivative financial assets are classified as "available-for-sale financial assets", if they cannot be allocated to the "loans and receivables" and "assets held for trading" categories. These assets comprise debt and equity investments recognised in the "other equity investments" and "other financial instruments" items as well as debt instruments recognised in the current and noncurrent receivables and securities from banking business items.

Available-for-sale financial assets are generally measured at the fair value observable in an active market. Unrealised gains and losses are recognised directly in equity in the revaluation surplus. Impairment and effects of exchange rates on monetary items are excluded from this general rule; they are recognised in profit or loss.

Equity instruments for which no active market exists are measured on the basis of current comparable market transactions, if these are available. If an equity instrument is not traded in an active market and alternative valuation methods cannot be applied to that equity instrument, it is measured at cost, subject to an impairment test.

Realised gains and losses are generally recognised under financial income or financial expense. Interest income is recognised in the consolidated income statement in net interest income from banking business based on the effective interest rate method. Other realised gains and losses are recognised in the consolidated income statement in "other operating income" and "other operating expenses".

If debt instruments of banking business are hedged instruments under fair value hedges, hedge accounting is applied for fair value adjustments corresponding to the hedged item (see "Fair value hedges" below).

Loans and receivables

Loans and receivables comprise in particular current and noncurrent receivables from banking business, trade receivables as well as other current receivables. They are recognised at amortised cost, taking into account any potential impairment losses, if applicable. Premiums and discounts are included in the amortised cost of the instrument concerned and are amortised using the effective interest method; they are contained in "net interest income from banking business" if they relate to banking business, or in "financial income" and "financial expense".

Derecognition of financial assets and liabilities

Financial assets are derecognised when the contractual rights to the cash flows expire or when substantially all the risks and rewards of ownership of the financial assets are transferred. Financial liabilities are derecognised when the obligations specified in the contracts are discharged or cancelled.

Clearstream Banking S.A. acts as principal in securities borrowing and lending transactions in the context of the ASLplus securities lending system. Legally, it operates between the lender and the borrower without being an economic contracting partner (transitory items). In these transactions, the securities borrowed and lent match each other. Consequently, these transactions are not recognised in the consolidated balance sheet.

Netting of financial assets and liabilities

Financial assets and liabilities are offset and only the net amount is presented in the consolidated balance sheet when a Group company currently has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Impairment of financial assets

Financial assets that are not measured at fair value through profit or loss are reviewed at each balance sheet date to establish whether there is any indication of impairment.

The criteria used by the Group to determine that there is objective evidence of an impairment loss include the following:

(a) material financial difficulty of the issuer or obligor

(b) a breach of contract

(c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

(d) it becomes probable that the borrower will enter bankruptcy or other financial reorganisation

(e) the disappearance of an active market for that financial asset because of financial difficulties

(f) observable data indicating that there is a measurable decrease in future cash flows, e.g. adverse changes in the payment status of borrowers in the portfolio

(g) downgrading by rating agencies

The amount of an impairment loss for a financial asset measured at amortised cost is the difference between the carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. A subsequent reversal is recognised at a maximum at the carrying amount that would have resulted if no impairment loss had been recognised.

The amount of an impairment loss for a financial asset (non-listed equity instrument) measured at cost is the difference between the carrying amount and the present value of the estimated future cash flows, discounted at a current market interest rate. Subsequent reversal is not permitted.

In the case of available-for-sale financial assets, the impairment loss is calculated as the difference between cost and fair value. Any reduction in fair value already recognised in equity is reclassified to profit or loss upon determination of the impairment loss. A subsequent reversal may only be recognised for debt instruments if the reason for the original impairment loss no longer applies.

Financial liabilities not measured at fair value through profit and loss

Financial liabilities not held for trading are carried at amortised cost. These liabilities comprise issued bonds and private placements. The borrowing costs associated with the placement of financial liabilities are included in the carrying amount if they are directly attributable. Discounts reduce the carrying amount of liabilities and are amortised over the term of the liabilities.

Financial liabilities measured at fair value through profit and loss

According to IAS 32.18 (b), financial instruments that give the holder the right to put them back to the issuer for cash or other financial assets ("puttable instruments") are financial liabilities and measured at fair value. Deutsche Börse Group does not report any puttable instruments at the reporting date; in the previous years, the non-controlling interests in Avox Ltd. were classified as puttable instruments. They had been reported under "other current liabilities" in 2009 and under "other noncurrent liabilities" in 2008.

Derivatives and hedges

Derivatives are used to hedge interest rate risk or foreign exchange risk associated with the activities of Deutsche Börse Group. All derivatives are carried at their fair values. The fair value of interest rate swaps is determined on the basis of current observable market interest rates. The fair value of forward foreign exchange transactions is determined on the basis of forward foreign exchange rates at the balance sheet date for the remaining period to maturity. Hedge accounting is applied for derivatives that are part of a hedging relationship determined to be highly effective under IAS 39 and for which the conditions of IAS 39.88 are met, as follows.

Cash flow hedges

The portion of the gain or loss on the hedging instrument determined to be highly effective is recognised directly in equity. This gain or loss ultimately adjusts the value of the hedged cash flow, i.e. the gain or loss from the hedging instrument is recognised in profit or loss when the hedged item is recognised in the balance sheet or in profit or loss. The ineffective portion of the gain or loss is recognised immediately in the consolidated income statement.

Fair value hedges

The gain or loss on the hedging instrument, together with the gain or loss on the hedged item (underlying) attributable to the hedged risk, is recognised immediately in the consolidated income statement. Any gain or loss on the hedged item adjusts its carrying amount.

Hedges of a net investment in a foreign operation

The effective portion of the gain or loss from a hedging transaction that is designated as a highly effective hedge is recognised directly in equity. It is recognised in profit or loss when the foreign operation is sold. The ineffective portion of the gain or loss is recognised immediately in the consolidated income statement.

Derivatives that are not part of a hedging relationship

Gains or losses on derivative instruments that are not part of a highly effective hedging relationship are recognised immediately in the consolidated income statement.

Financial instruments of Eurex Clearing AG (central counterparty)

Eurex Clearing AG acts as the central counterparty and guarantees the settlement of all transactions involving futures and options on the Eurex exchanges (Eurex Deutschland and Eurex Zürich AG). As the central counterparty, it also guarantees the settlement of all transactions for Eurex Bonds (bond trading platform) and Eurex Repo (repo trading platform), certain exchange transactions in equities on Frankfurter Wertpapierbörse (FWB, the Frankfurt Stock Exchange) and certain cash market transactions on the Irish Stock Exchange. In addition, Eurex Clearing AG guarantees the settlement of all OTC (over-the-counter, i.e. off-exchange) transactions entered in the trading system of the Eurex exchanges, Eurex Bonds, Eurex Repo, the Frankfurt Stock Exchange and the Irish Stock Exchange. These transactions are only executed between Eurex Clearing AG and a clearing member.

In accordance with IAS 39.38, purchases and sales of equities via the central counterparty are recognised and simultaneously derecognised at the settlement date.

For products that are marked to market (futures and options on futures), Eurex Clearing AG recognises gains and losses on open positions of clearing members on each exchange day. By means of the variation margin, profits and losses on open futures positions resulting from market price fluctuations are settled on a daily basis. The difference between this and other margin types is that the variation margin does not comprise collateral, but is a daily offsetting of profits and losses in cash. In accordance with IAS 39.17 (a) and IAS 39.39, futures are therefore not reported in the consolidated balance sheet. For options on futures (future-style options), the option premium is not required to be paid in full until the end of the term or upon exercise. Option premiums are carried in the consolidated balance sheet as receivables and liabilities at their fair value on the trade date.

"Traditional" options, for which the buyer must pay the option premium in full upon purchase, are carried in the consolidated balance sheet at fair value. Correspondingly, credit default swaps are also carried at fair value. Fixed-income bond forwards are recognised as derivatives and carried at fair value until the settlement date. Receivables and liabilities from repo transactions are classified as held for trading and carried at fair value. Receivables and liabilities from variation margins and cash collateral that is determined on the reporting date and only paid on the following day are carried at their nominal amount.

The fair values recognised in the consolidated balance sheet are based on daily settlement prices. These are calculated and published by Eurex Clearing AG in accordance with the rules set out in the contract specifications (see also the Clearing Conditions of Eurex Clearing AG).

Cash or securities collateral of Eurex Clearing AG

As Eurex Clearing AG guarantees the settlement of all traded contracts, it has established a multi-level collateral system. The central pillar of the collateral system is the determination of the overall risk per clearing member (margin) to be covered by cash or securities collateral. Losses calculated on the basis of current prices and potential future price risks are covered up to the date of the next collateral payment.

In addition to these daily collateral payments, each clearing member must make contributions to the clearing fund. Cash collateral is reported in the consolidated balance sheet under "cash deposits by market participants" and the corresponding amounts under "restricted bank balances". In accordance with IAS 39.20 (b) in conjunction with IAS 39.37, securities collateral is not derecognised by the clearing member providing the collateral, as the transfer of securities does not meet the conditions for derecognition.

Treasury shares

The treasury shares held by Deutsche Börse AG at the reporting date are deducted directly from shareholders' equity. In accordance with IAS 32.33, gains or losses on treasury shares are taken directly to equity. The transaction costs directly attributable to the acquisition of treasury shares are accounted for as a deduction from shareholders' equity (net of any related income tax benefit).

Other current assets

Receivables, other assets, and cash and cash equivalents are carried at their nominal amount. Adequate valuation allowances take account of identifiable risks.

Restricted bank balances include cash deposits by market participants which are invested largely overnight, mainly in the form of reverse repurchase agreements with banks. Cash funds attributable to the Clearstream subgroup arising from minimum reserve requirements at central banks are also included in this item.

Provisions for pensions and other employee benefits

Provisions for pension obligations are measured using the projected unit credit method on the basis of actuarial reports in accordance with IAS 19. The obligations are measured at the balance sheet date each year using actuarial methods that conservatively estimate the relevant parameters. The pension benefits expected on the basis of projected salary growth are spread over the remaining length of service of the employees. The calculations are based on generally accepted industry mortality tables.

In Germany, the "2005 G" mortality tables (generation tables) developed by Prof Dr Klaus Heubeck are used, modified by statistical information gathered by the German Federal Statistical Office and Deutsche Rentenversicherung (the German statutory pension insurance scheme) in the years 2006 to 2008 (for 2009: the mortality tables were modified by information from the life tables 2005 to 2007 published by the German Federal Statistical Office; for 2008: the "2005 G" mortality tables were applied).

In accordance with IAS 19.92, Deutsche Börse Group recognises a portion of its actuarial gains and losses as income or expense if the net cumulative unrecognised actuarial gains or losses of each company and plan at the end of the previous reporting period have exceeded the greater of 10 percent of the present value of the defined benefit obligation before deduction of plan assets and 10 percent of the fair value of plan assets. The portion of actuarial gains and losses recognised is the excess determined above, divided by the expected average remaining working lives of the employees participating in the retirement benefit plans.

Retirement provision for Group employees is ensured by a variety of retirement benefit plans, the use of which varies from country to country.

There has been a deferred compensation plan for employees of Deutsche Börse Group in Germany since 1 July 1999. Since its introduction, new commitments have been entered into on the basis of this deferred compensation plan; the existing pension plans were closed for new staff as at 30 June 1999. Employees with pension commitments under the old retirement benefit arrangements were given an option to participate in the deferred compensation plan by converting their existing pension rights. Individual commitment plans exist for members of the executive boards of Group companies.

In the period from 1 January 2004 to 30 June 2006, senior executives in Germany were offered the opportunity to participate in the following pension system based on "capital components": the benefit is based on annual income received, composed of fixed annual salary and the variable remuneration paid. Every year, participating Group companies provide for an amount that corresponds to a certain percentage of the pensionable income. This amount is multiplied by a capitalisation factor depending on age, resulting in the "annual capital component". The benefit assets equal the total of the acquired capital components of the individual years and are converted into a lifelong pension once the benefits fall due.

The employees of the Clearstream subgroup in Luxembourg participate in separate defined benefit pension plans. The defined benefit pension plan in favour of Luxembourg employees of the Clearstream subgroup is funded by means of cash contributions to an "association d'épargne pension" (ASSEP) organised in accordance with Luxembourg law. Contributions may or may not cover the entire provisions calculated as per IAS 19, but they must cover pension provisions as determined under Luxembourg law.

Deutsche Börse Group uses external funds to cover some of its pension obligations. The amount of the annual net pension expense is reduced by the expected return on the plan assets of the funds. The defined benefit obligations are offset against the fair value of the plan assets taking into account unrecognised actuarial gains and losses as well as past service cost as yet unrecognised. In addition, the pension obligations of Deutsche Börse Group are secured in part by reinsurance policies. The capitalised surrender value of these reinsurance policies is carried under "other noncurrent assets".

Employees of STOXX Ltd. and Eurex Zürich AG participate in separate defined benefit pension plans. The employees are insured by a pension fund from SIX Swiss Exchange AG at PREVAS Sammelstiftung, Zurich. Assets from this pension fund attributable to the employees of STOXX Ltd. and Eurex Zürich AG are recognised as plan assets in accordance with IAS 19.

There are defined contribution pension plans for employees working in Germany, Luxembourg, Switzerland, the Czech Republic, the UK or the USA. The employer pays contributions to these employees' private pension funds.

Other long-term benefits for employees and members of executive boards (total disability pension, transitional payments and surviving dependents' pensions) are also measured using the projected unit credit method. In accordance with IAS 19.127, actuarial gains and losses and past service cost are recognised immediately and in full.

Other provisions

Provisions are recognised if the Group has a present obligation from an event in the past, an outflow of resources with economic benefit to settle the obligation is probable and it is possible to reliably estimate the amount of this obligation. The amount of the obligation corresponds to the best possible estimate of the expense which is necessary to settle the obligation at the balance sheet date. A provision for restructuring is only recognised when an entity has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that the restructuring measures will be implemented, for example by starting to implement that plan or announcing its main features to those affected by it. Contingent liabilities are not recognised, but disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

Group Share Plan, phantom stock option plan and Stock Bonus Plan (SBP)

Accounting for the Group Share Plan, the phantom stock option plan and the Stock Bonus Plan follows IFRS 2 "Share-based payment".

Group Share Plan

Under the Group Share Plan, shares are granted at a discount to the market price. The expense of this discount is recognised in the income statement at the grant date. Options granted follow the accounting principles for share-based payments with a choice of settlement in cash or equity instruments. In 2010, the Company resolved to settle the 2004 to 2006 GSP tranches in cash. Accordingly, Deutsche Börse Group has measured the GSP shares as cash-settled share-based payment transactions since the above decision. The expenses for the options are determined using an option pricing model (fair value measurement) and recognised in staff costs. The 2003 tranche, which had been recognised as cash-settled share-based payment in 2009 and 2008, expired on 30 June 2009.

The cost of the GSP shares offered to the employees of the US subsidiary International Securities Exchange Holdings, Inc. at a discount is recognised in the income statement at the grant date. GSP share grants are accounted for as equity-settled share-based payments. The GSP shares are measured at their fair value at the grant date and recognised in the income statement over a three-year vesting period (2009 and 2008: over the one-to-three-year-vesting period), with a corresponding increase in shareholders' equity.

Phantom stock option plan

Options granted follow the accounting principles for cash-settled share-based payments. The cost of the options is estimated using an option pricing model and recognized in staff costs in the income statement over a three-year vesting period with a corresponding entry to liabilities.

Stock Bonus Plan (SBP)

The SBP shares are generally accounted for as share-based payments for which Deutsche Börse AG has a choice of settlement in cash or equity instruments. In 2009, the Company resolved to settle the SBP tranche due in 2010 in cash for the first time. In 2010, the Company also resolved to settle the tranche due in 2011 in cash. Under these circumstances, there is at present a presumption in accordance with IFRS 2 that all SBP shares will be settled in cash. Accordingly, Deutsche Börse Group has measured the SBP shares as cash-settled share-based payment transactions. The costs under this stock bonus program are recognized over a three-year service period in the income statement with a corresponding entry to liabilities.

A separate variable share-based payment has been agreed for Deutsche Börse AG's Executive Board since financial year 2010. Starting with the 100 percent stock bonus target defined at the beginning of the financial year, the corresponding number of virtual shares is calculated for each Executive Board member on the basis of Deutsche Börse AG's average share price in the preceding two months. The calculation of the subsequent payout amount of the stock bonus depends on the change in relative shareholder return and Deutsche Börse AG's share price performance. Claims under this stock bonus programme are settled in cash after the expiration of the three-year performance period.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are computed using the balance sheet approach in accordance with IAS 12. The deferred tax calculation is based on temporary differences between the carrying amounts in the tax accounts and the carrying amounts in the IFRS financial statements that lead to a future tax liability or benefit when assets are used or sold or liabilities are settled. Deferred taxes are only recognised on differences resulting from the recognition of goodwill, if the goodwill in question was acquired externally.

The deferred tax assets or liabilities are measured using the tax rates that are currently expected to apply when the temporary differences reverse, based on tax rates that have been enacted or substantively enacted by the reporting date. Deferred tax assets are recognised for the carryforward of unused tax losses only to the extent that it is probable that future taxable profit will be available. Deferred tax assets and deferred tax liabilities are offset where a legally enforceable right to set off current tax assets against current tax liabilities exists and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

Leases

Leases are classified as operating leases or finance leases. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the asset from the lessor to the lessee. All other leases are classified as operating leases.

Leased assets and the associated liabilities are recognised at the lower of fair value and the present value of the minimum lease payments if the criteria for classification as a finance lease are met. The leased asset is depreciated or amortised using the straight-line method over its useful life or the lease term, if shorter. In subsequent periods, the liability is measured using the effective interest method.

Expenses incurred in connection with operating leases are recognised as an expense on a straight-line basis over the lease term.

Currency translation

In accordance with IAS 21, foreign currency transactions are translated at the exchange rate prevailing at the transaction date.

At the balance sheet date, monetary balance sheet items in foreign currency are measured at the exchange rate at the balance sheet date, while non-monetary balance sheet items recognised at historical cost are measured at the exchange rate on the transaction day. Non-monetary balance sheet items measured at fair value are translated at the closing rate on the valuation date. Exchange rate differences are recorded as other operating income or expense in the period in which they arise unless the underlying transactions are hedged. Gains and losses from a monetary item that forms part of a net investment in a foreign operation are recognised directly in "accumulated profit".

Consolidation

All subsidiaries directly or indirectly controlled by Deutsche Börse AG are included in Deutsche Börse AG's consolidated financial statements. This condition is generally met if Deutsche Börse AG directly or indirectly holds more than half of the voting rights or is otherwise able to govern the financial and operating policies of the other entity.

Initial consolidation of subsidiaries in the course of business combinations uses the purchase method. The acquiree's identifiable assets, liabilities and contingent liabilities are recognised at their fair values at the acquisition date. Any excess of cost over the acquirer's interest in the net fair value of the subsidiary's net identifiable assets is recognised as goodwill. Goodwill is measured in subsequent periods at cost less accumulated impairment losses.

Intragroup assets and liabilities are eliminated. Income arising from intragroup transactions is eliminated against the corresponding expenses. Profits or losses arising from deliveries of intragroup goods and services, as well as dividends distributed within the Group, are eliminated. Deferred tax assets or liabilities are recognised for consolidation adjustments where these are expected to reverse in subsequent years.

Interests in equity attributable to non-controlling interest shareholders are carried under "non-controlling interests" within equity. Where these are classified as "puttable instruments", they are reported under "liabilities".

Deutsche Börse AG's functional currency is the euro. Investments in subsidiaries outside the euro area, as well as investee equity items, are translated at historical exchange rates. Assets and liabilities of companies whose functional currency is not the euro are translated into euros at the closing rate. In accordance with IAS 21, income statement items are translated using average exchange rates. Resulting exchange differences are recognised directly in accumulated profit. When a subsidiary is disposed of, the cumulative exchange rate differences that relate to this subsidiary and that were recognised in accumulated profit are recognised in consolidated profit in the period in which the deconsolidation gain or loss is recognised.

The following euro exchange rates of consequence to Deutsche Börse Group were applied:

Exchange rates

		Average rate 2010	Average rate 2009	Average rate 2008	Closing rate as at 31 Dec. 2010	Closing rate as at 31 Dec. 2009	Closing rate as at 31 Dec. 2008
Swiss francs	CHF	1.3338	1.5094	1.5602	1.2499	1.4858	1.4888
US dollars	USD (US$)	1.3153	1.4092	1.5012	1.3342	1.4413	1.4062
Czech koruny	CZK	25.2213	26.2347	25.1561	25.0554	26.4224	26.6629
Pounds sterling	GBP (£)	0.8557	0.8946	0.8395	0.8614	0.8934	0.9744

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from initial consolidation are presented in the functional currency of the foreign operation and translated at the closing rate.

Key sources of estimation uncertainty and management judgements

The application of accounting policies, presentation of assets and liabilities and recognition of income and expenses requires the Executive Board to make certain judgements and estimates. Adjustments in this context are taken into account in the period the change was made as well as in subsequent periods, where necessary.

Note 14 contains information on the assumptions applied in performing annual impairment tests on goodwill and intangible assets with an indefinite useful life. In each case, the respective business plans serve as the basis for determining any impairment. These plans contain projections of the future financial performance of the cash-generating units. If their actual financial performance fails to meet these expectations, corresponding adjustments may be necessary.

Accounting for provisions for pensions and similar obligations requires the application of certain actuarial assumptions (e.g. discount rate, staff turnover rate) so as to estimate their carrying amounts (see above). Note 25 shows the present value of the obligations at each balance sheet date. These assumptions may fluctuate considerably, for example because of changes in the macroeconomic environment, and may thus materially affect provisions already recognised. However, this effect is mitigated by application of the corridor method.

Deutsche Börse AG or its group companies are subject to litigation. Such litigation may lead to orders to pay against the entities of the group. If it is more likely than not that an outflow of resources will occur, a provision will be recognised based on an estimate of the most probable amount necessary to settle the obligation. Management judgement includes the determination whether there is a possible obligation from past events, the evaluation of the probability that an outflow will occur and the estimation of the potential amount. As the outcome of litigation is usually uncertain, the judgement is reviewed continuously.

Note 45 contains disclosures on the valuation model used for the stock options. Where the estimates of the valuation parameters originally applied differ from the actual values available when the options are exercised, adjustments are necessary; such adjustments are recognised in the consolidated income statement for the period if they relate to cash-settled share-based payment transactions.

In addition, the probable utilisation applied when establishing provisions for expected losses from rental agreements is estimated (see note 27). In the creation of personnel-related restructuring provisions, certain assumptions were made with regard to, for example, fluctuation rate, discount rate and salary trends. Should the actual values deviate from these assumptions, adjustments may be necessary.

Consolidated income statement disclosures

4.   Sales revenue

Composition of external sales revenue by segment

	2010 €m	2009 €m	2008 €m
Xetra			
Xetra trading fees	102.5	93.0	175.4
Clearing and settlement fees	45.2	47.8	97.4
Floor trading fees	23.4	21.4	32.2
Connectivity	20.5	17.9	13.8
Scoach trading fees	0	46.3	55.7
Other sales revenue	30.7	24.6	24.9
Allocated IT revenues	40.0	41.1	49.3
	262.3	**292.1**	**448.7**
Eurex			
Equity index derivatives	378.9	358.9	450.0
Interest rate derivatives	182.0	149.9	211.1
US options (ISE)	112.9	153.7	176.6
Equity derivatives	45.6	41.8	58.6
Other sales revenue	110.2	99.7	113.8
Allocated IT revenues	29.1	34.4	25.2
	858.7	**838.4**	**1,035.3**
Clearstream			
Custody fees	451.8	441.1	459.1
Transaction fees	118.4	114.2	140.2
Global Securities Financing	68.1	68.6	83.5
Other sales revenue	102.2	96.9	86.5
Allocated IT revenues	20.2	21.9	21.2
	760.7	**742.7**	**790.5**
Market Data & Analytics			
Sales of price information	142.9	141.1	139.5
STOXX	30.9	0	0
Other sales revenue	50.8	47.4	41.1
	224.6	**188.5**	**180.6**
Total	**2,106.3**	**2,061.7**	**2,455.1**

Xetra and Eurex sales revenue is composed principally of trading and clearing revenue. Xetra charges a fee per executed order and depending on order value, Eurex charges a fee per contract. The Eurex trading and clearing fees represent the contractual 85 percent of transaction fees invoiced by Eurex Clearing AG. The remaining 15 percent are transferred to SIX Swiss Exchange AG and are not included in Deutsche Börse Group's consolidated financial statements.

2010 compared to 2009

Sales revenue in the Xetra segment amounted to €262.3 million (2009: €292.1 million); this corresponds to an increase of 7 percent, adjusted for the effect of the deconsolidation of Scoach Holding S.A. This positive development was caused by a 17 percent rise in trading volumes on Xetra and on the floor of the Frankfurt Stock Exchange, the impact of which on revenue was partially offset by price reductions implemented in 2009 and 2010.

The 2 percent rise in sales revenue to €858.7 million (2009: €838.4 million) in the Eurex segment is due to a 21 percent increase in revenue from interest rate products to €182.0 million (2009: €149.9 million) and a 6 percent increase in revenue from index products to €378.9 million (2009: €358.9 million). Together, these

offset the negative development of revenue from ISE's options trading business (−27 percent to €112.9 million; 2009: €153.7 million). The increase in interest rate products is attributable to a 23 percent rise in the number of traded contracts to 574.8 million (2009: 465.7 million traded contracts). The increase in index products is the result of a shift from equity index options (lower average price) to equity index futures (higher average price) as well as a strong rise in index dividend products (by 77 percent compared to 2009).

At €760.7 million, sales revenue in the Clearstream segment was up 2 percent on the previous year's level (2009: €742.7 million). Custody revenue rose by 2 percent to €451.8 million (2009: €441.1 million), driven by a 5 percent increase in average custody volumes to €10,897.4 billion (2009: €10,345.7 billion). Transaction revenue rose by only 4 percent to €118.4 million (2009: €114.2 million) whereas the number of transactions increased by 14 percent to 116.4 million (2009: 102.0 million). This was attributable on the one hand to price reductions for the settlement of German securities as from 1 July 2009 and on the other hand to the lower percentage of transactions on higher priced external connections.

Sales revenue in the Market Data & Analytics segment rose by 19 percent to €224.6 million (2009: €188.5 million). The rise is mainly due to STOXX Ltd. (€30.9 million), which has been fully consolidated since 1 January 2010.

2009 compared to 2008

The 35 percent decline in sales revenue in the Xetra segment to €292.1 million (2008: €448.7 million) was largely due to the fall in revenue from Xetra trading fees and clearing and settlement fees. This in turn was attributable to the 51 percent decrease in the Xetra trading volume to €1,060.6 billion (2008: €2,149.0 billion). Floor trading revenue on the Frankfurt Stock Exchange was also down 34 percent due to the drop in the trading volume. Furthermore, the "Automated Trading Program (ATP)" rebate model, which had been launched by the Xetra segment in 2004, was replaced by a pricing model with reduced transaction fees for all speed-optimised orders as of 2 November 2009. Speed-optimised orders are those placed as "non-persistent" orders (i.e. not stored additionally in the Xetra system) via the new "Enhanced Transaction Solution" high-speed interface. The modified pricing model was estimated to reduce transaction fees for Xetra trading participants by an average of 13 percent. In addition, the ATP rebate model was extended to all Xetra orders in clearing. In this context, the fixed clearing fee was also lowered in two steps, on 1 July and 2 November 2009, from an initial €0.18 to €0.06 per executed order. Transaction fees for clearing customers were thus reduced by an average of 28 percent.

The 19 percent decline in sales revenue in the Eurex segment to €838.4 million (2008: €1,035.3 million) was largely due to the 17 percent fall in the number of traded contracts (including US options of ISE) and the merger of ISE Stock Exchange, LLC (sales revenue in 2008: €25.7 million) and Direct Edge Holdings, LLC, which had been accounted for as an associate since 29 December 2008.

At €742.7 million, sales revenue in the Clearstream segment was down 6 percent year-on-year (2008: €790.5 million). Transaction revenue recorded the sharpest decline, falling 19 percent year-on-year to €114.2 million. This was mainly due to the 11 percent fall in the number of transactions to 102.0 million. Moreover, revenue from Global Securities Financing (GSF) was down 18 percent year-on-year, while the average GSF volume rose 21 percent to €483.6 billion. This was caused by the increase in the percentage attributable to Xemac from 53 percent to 69 percent.

Sales revenue in the Market Data & Analytics segment rose by 4 percent to €188.5 million (2008: €180.6 million). This was due entirely to Market News International Inc. (€10.0 million), which had been fully consolidated since 26 January 2009.

5.   Net interest income from banking business

Composition of net interest income from banking business

	2010 €m	2009 €m	2008 €m
Loans and receivables	101.8	133.9	396.3
Financial liabilities measured at amortised cost	− 66.0	− 86.4	− 199.9
Available-for-sale financial assets	27.4	44.7	25.0
Financial assets or liabilities measured at fair value through profit or loss:			
Interest income	7.1	8.4	17.0
Interest expense	− 7.1	− 13.1	− 19.3
Interest income — interest rate swaps – cash flow hedges	0	16.9	45.0
Interest income — interest rate swaps – fair value hedges	0.9	2.3	8.6
Interest expense — interest rate swaps – cash flow hedges	0	− 3.8	− 28.9
Interest expense — interest rate swaps – fair value hedges	− 4.7	− 5.5	− 7.0
Total	**59.4**	**97.4**	**236.8**

Net interest income from banking business decreased by 39 percent to €59.4 million in 2010 (in 2009: decrease of 59 percent to €97.4 million compared to 2008).

Net interest income on financial assets or liabilities measured at fair value through profit or loss results from derivatives held for trading.

6.   Other operating income

Composition of other operating income

	2010 €m	2009 €m	2008 €m
Income from agency agreements	23.7	27.7	33.2
Gains on the disposal of equity investments and subsidiaries	10.7	7.0	9.4
Income from exchange rate differences	6.6	10.1	9.2
Gains on the disposal of bonds	6.0	0	0
Rental income from sublease contracts	4.1	5.3	8.1
Termination of financial loss liability insurance	0	66.7	0
Miscellaneous	9.9	13.8	6.8
Total	**61.0**	**130.6**	**66.7**

Income from agency agreements results largely from the operational management of the Eurex Zürich AG derivatives market for SIX Swiss Exchange AG.

Gains on the disposal of equity investments and subsidiaries amounting to €10.7 million resulted from the disposal of the 77 percent interest in Avox Ltd. at the beginning of July 2010. In 2009, gains on disposal of equity instruments amounting to €7.0 million included mainly gains on the merger of The Clearing Corporation Inc. with ICE U.S. Trust Holding Company LP and gains on the sale of the interest in London Stock Exchange plc. In 2008, gains on disposal of equity investments amounting to €9.4 million related to the termination of a joint venture between ISE Ventures, LLC and the Canadian TSX Group Inc.

For details of rental income from sublease contracts see note 44.

Miscellaneous other operating income includes income from cooperation agreements and from training, employee contributions to company cars and valuation adjustments.

7. Staff costs

Composition of staff costs

	2010 €m	2009 €m	2008 €m
Wages and salaries	403.6	328.0	352.3
Social security contributions, retirement and other benefits	98.4	66.3	57.5
Total	**502.0**	**394.3**	**409.8**

2010 compared to 2009

In 2010, wages and salaries expense rose by 23 percent to €403.6 million (2009: €328.0 million).

This item includes the costs of efficiency programmes amounting to €77.6 million (2009: € − 16.2 million). Adjusted for these costs, wages and salaries expense fell by 5 percent. The decline is primarily the result of the severance payment of €5.8 million to the former Chief Financial Officer in 2009, which included compensation for performance-related remuneration no longer granted for financial year 2008 as well as for the period to 30 April 2009. Further reasons for the lower wages and salaries expense are a decline of €6.2 million in share-based payments, increased capitalisation and savings because of efficiency programmes. This is partially offset by the initial inclusion of wages and salaries for employees of STOXX Ltd. amounting to €5.6 million in financial year 2010.

Social security contributions, retirement and other benefit costs increased by 48 percent to €98.4 million (2009: €66.3 million). This item includes costs of efficiency programmes amounting to €23.9 million (2009: nil). Adjusted for these costs, social security contributions, retirement and other benefit costs increased by 12 percent, of which €24.2 million (2009: €24.1 million) related to contributions to defined contribution pension plans. Pension expenses for defined benefit plans rose to €23.9 million (2009: €17.8 million).

2009 compared to 2008

In 2009, wages and salaries expense fell by 7 percent to €328.0 million (2008: €352.3 million). This was due to several effects: bonus expenses fell to €46.8 million (2008: €65.2 million). This was offset by the wages and salaries of employees of Market News International Inc. amounting to €4.8 million included for the first time in financial year 2009 and the above-mentioned severance payment of €5.8 million.

Social security contributions, retirement and other benefit costs increased by 15 percent to €66.3 million in 2009 (2008: €57.5 million). Thereof, €24.1 million (2008: €24.0 million) related to contributions to defined contribution pension plans. The first-time inclusion of Market News International Inc. accounted for €1.2 million of this amount. Pension expenses for defined benefit plans rose to €17.8 million (2008: €15.7 million).

For details on defined benefit pension plans, see note 25.

8. Depreciation, amortisation and impairment losses

Depreciation, amortisation and impairment losses

	2010 €m	2009 €m	2008 €m
Intangible assets	544.0	522.7	93.6
Property, plant and equipment	39.5	46.4	43.5
Total	**583.5**	**569.1**	**137.1**

9. Other operating expenses

Composition of other operating expenses

	2010 €m	2009 €m	2008 €m
Costs for IT services providers and other consulting services	124.6	114.2	115.7
IT costs	81.4	91.9	82.7
Premises expenses	72.6	93.8	70.9
Non-recoverable input tax	34.3	33.6	45.1
Advertising and marketing costs	16.6	19.2	23.8
Travel, entertainment and corporate hospitality expenses	15.5	15.6	19.3
Cost of agency agreements	14.9	22.2	22.6
Insurance premiums, contributions and fees	11.6	12.1	14.2
Cost of exchange rate differences	8.8	5.8	6.5
Non-wage labour costs and voluntary social benefits	8.6	10.0	12.0
Supervisory Board remuneration	4.5	5.1	4.1
Miscellaneous	21.3	9.9	22.1
Total	**414.7**	**433.4**	**439.0**

Costs for IT services providers and other consulting services relate mainly to expenses in conjunction with software development. An analysis of development costs is presented in note 10. These costs also contain costs of strategic and legal consulting services as well as of audit activities.

The total fees for the auditor consist of the following items:

Composition of fees for the auditor

	2010 €m	2009 €m	2008 €m
Statutory audit	1.8	2.2	1.3
Tax advisory services	1.2	0.5	0.5
Other assurance or valuation services	0.2	0.2	0.1
Other services	0.8	1.2	0.5
Total	**4.0**	**4.1**	**2.4**

2010 compared to 2009

IT operating costs contain the costs for rental, leasing and maintenance of hardware and software as well as communication costs (network costs). The 11 percent decline in 2010 is based on additional expenses for system changeovers in office communications, the operation of the ISE system and a provision for expected losses for the Eurex Credit Clear system in the previous year.

Premises expenses relate primarily to the cost of providing office space. They include rent, maintenance, security, energy, cleaning and miscellaneous premises expenses. The decline is primarily the result of provisions for expected losses and the restoration of the Neue Börse building complex at the Frankfurt/Main location (2010: € − 5.1 million; 2009: €18.9 million).

Non-recoverable input tax results mainly from the VAT-free trading and clearing fees charged in the Eurex segment, and from tax-free service fees from payment services.

The cost of agency agreements relates to the costs of SIX Swiss Exchange AG, which renders services for the Eurex subgroup and Scoach Schweiz AG. The year-on-year decline results from the deconsolidation of Scoach Schweiz AG.

Miscellaneous other operating expenses include licence fees, donations, cash transaction and processing error costs, maintenance fees, external labour and losses from the disposal of noncurrent assets.

2009 compared to 2008

The 11 percent increase in IT costs in 2009 is based on additional expenses for the system changeovers in office communications and the operation of the ISE system, as well as a provision for anticipated losses for the Eurex Credit Clear system.

The rise in premises expenses was mainly the result of provisions for anticipated losses and restorations, which rose by €15.2 million year-on-year.

The decline in non-recoverable input tax was mainly the result of changes in service relationships with Eurex companies.

The increase in total fees for the auditor was the result of a change in disclosure requirements since 2009. In the previous year, only the fee for the auditor of the consolidated financial statements, KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, was required to be reported.

10. Research and development costs

Own expenses capitalised relate solely to development costs of internally developed software, involving the following systems and projects in the individual segments:

Research and development costs

	Total expense for software development			of which capitalised		
	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m
Xetra						
Xetra software	2.9	3.9	7.6	1.2	1.7	3.9
New trading platform Xetra/Eurex	1.1	0	0	0	0	0
CCP releases	4.3	4.9	3.0	1.0	3.1	1.9
	8.3	**8.8**	**10.6**	**2.2**	**4.8**	**5.8**
Eurex						
Eurex software	10.0	13.8	15.0	0	5.9	6.9
New trading platform Xetra/Eurex	5.0	0	0	1.9	0	0
New trading platform ISE	26.1	15.7	7.2	20.7	12.3	6.2
	41.1	**29.5**	**22.2**	**22.6**	**18.2**	**13.1**
Clearstream						
Collateral Management and Settlement	28.7	25.1	29.2	14.5	8.1	5.5
Custody	9.9	14.0	15.3	3.4	1.3	0.8
Connectivity	4.1	2.4	9.9	0	0.2	1.1
Investment funds	4.3	4.1	9.0	1.5	0	1.5
Other	0	0	1.4	0	0	0
	47.0	**45.6**	**64.8**	**19.4**	**9.6**	**8.9**
Market Data & Analytics						
CEF data feeds	1.6	4.0	4.0	0.1	0	0
Other	0.5	0.3	0.2	0.4	0.3	0.2
	2.1	**4.3**	**4.2**	**0.5**	**0.3**	**0.2**
Research expense	0.4	1.0	1.1	0	0	0
	0.4	**1.0**	**1.1**	**0**	**0**	**0**
Total	**98.9**	**89.2**	**102.9**	**44.7**	**32.9**	**28.0**

11. Result from equity investments

Composition of result from equity investments

	2010 €m	2009 €m	2008 €m
Equity method-accounted result of associates			
Scoach Holding S.A.	7.2	0	n.a.
Direct Edge Holdings, LLC	4.1	−19.4[1]	0
European Energy Exchange AG	4.0	9.3	3.3
Tradegate AG Wertpapierhandelsbank	0.2	n.a.	n.a.
Deutsche Börse Commodities GmbH	0.1	0.1	0
STOXX Ltd.	n.a.	10.2[2]	12.9
BrainTrade Gesellschaft für Börsensysteme mbH	n.a.	0	0.6
FDS Finanz-Daten-Systeme GmbH & Co. KG	n.a.	0	0.1
Total income from equity method measurement	**15.6**	**0.2**	**16.9**
Link-Up Capital Markets, S.L.	−1.0	−0.4	0
BSP Regional Energy Exchange LLC	0	−1.2	−0.3
Other	−0.3	−0.5	−1.4
Total losses from equity method measurement from associates	**−1.3**	**−2.1**	**−1.7**
Result from associates	**14.3**	**−1.9**	**15.2**
Result from other equity investments	**−2.1**	**−2.9**	**−9.4**
Result from equity investments	**12.2**	**−4.8**	**5.8**

1) Including impairments (see note 16)
2) Until 29 December 2009

The result from associates in financial year 2010 does not include any impairment losses (2009: €27.4 million; 2008: €0 million). Dividends of €6.2 million (2009: €11.1 million; 2008: €10.2 million) were received in 2010 on account of investments in associates.

The result from other equity investments includes dividends amounting to €1.1 million (2009: €0.4 million; 2008: €0.6 million) as well as impairment losses amounting to €3.2 million (2009: €3.3 million; 2008: €10.0 million) for available-for-sale investments.

12. Financial result

Composition of financial income

	2010 €m	2009 €m	2008 €m
Interest on reverse repurchase agreements categorised as "loans and receivables"	16.6	40.2	166.7
Interest-like income from derivatives held as hedging instruments	2.1	0.7	2.5
Interest on bank balances categorised as "loans and receivables"	1.0	6.6	46.2
Interest-like income from revaluation of derivatives held for trading	0.5	0.3	2.1
Income from available-for-sale securities	0.3	0.3	0.3
Interest-like income from noncurrent receivables	0	0	0.9
Income from exchange rate differences	0	0	18.2
Other interest and similar income	3.5	2.9	0.7
Total	**24.0**	**51.0**	**237.6**

Due to persistently low interest rates and declining average volumes of deposited funds, interest income from reverse repurchase agreements fell by 59 percent year-on-year (2009: decline of 76 percent; 2008: increase of 77 percent). In addition to Deutsche Börse Group's continuing conservative investment strategy, these factors also led to a decline in interest on bank balances classified as "loans and receivables".

Composition of financial expense

	2010 €m	2009 €m	2008 €m
Interest on noncurrent loans[1]	95.8	93.4	60.8
Interest on taxes	22.5	0	0
Interest paid on Eurex participants' cash deposits	3.9	26.6	166.8
Interest on current liabilities[1]	2.6	4.0	37.3
Subsequent valuation of derivatives held for trading	2.2	2.6	0.8
Transaction costs of noncurrent liabilities[1]	1.9	1.6	0.9
Interest-like expenses for exchange rate differences on liabilities[1]	0.8	0	3.0
Interest-like expenses for derivatives held as hedging instruments	0	0.6	5.6
Other costs	2.5	1.9	1.9
Total	**132.2**	**130.7**	**277.1**

1) Measured at amortised cost

2010 compared to 2009

For the aforementioned reasons, the interest paid on Eurex participants' cash deposits also fell significantly year-on-year. The interest on taxes relates to expected interest expense in connection with back payments of taxes and external tax audits. Other costs relate to commitment fees for credit facilities.

2009 compared to 2008

Interest paid on Eurex participants' cash deposits also fell significantly year-on-year 2009 to 2008. Interest on noncurrent loans increased due to the issue of euro and US dollar senior bonds and a hybrid bond in June and July 2008. Interest on current liabilities included €3.3 million (2008: €6.8 million) for the commercial paper program. In 2008, it had also contained interest expenses of €29.6 million for the interim financing of the acquisition of ISE. Other costs relate to commitment fees for credit facilities.

13. Income tax expense

Composition of income tax expense (main components)

	2010 €m	2009 €m	2008 €m
Current income taxes:			
of the year under review	249.3	288.2	450.3
from previous years	−18.9	18.6	−2.2
Deferred tax income on temporary differences	−205.9	−219.9	−29.5
Total	**24.5**	**86.9**	**418.6**

Tax rates of 26 to 31 percent were used in 2010 to calculate deferred taxes for the German companies (2009 and 2008: 26 to 32 percent). These reflect trade income tax at multipliers of 280 and 460 percent (2009 and 2008: 280 and 460 percent) on the tax base value of 3.5 percent (2009 and 2008: 3.5 percent), corporation tax of 15 percent (2009 and 2008: 15 percent) and the 5.5 percent solidarity surcharge (2009 and 2008: 5.5 percent) on the corporation tax.

A tax rate of 28.59 percent (2009 and 2008: 28.59 percent) was used for the Luxembourg companies, reflecting trade income tax at a rate of 6.75 percent (2009 and 2008: 6.75 percent) and corporation tax at 22 percent (2009 and 2008: 22 percent).

Tax rates of 17 to 45 percent were applied to the companies in the UK, Portugal, Singapore, Switzerland, Spain, the Czech Republic and the USA (2009: 20 to 45 percent; 2008: 21 to 45 percent).

The following table shows the carrying amounts of deferred tax assets and liabilities as well as the related tax expenses recognised in income or directly in equity.

Composition of deferred taxes

	Deferred tax assets			Deferred tax liabilities			Exchange rate differences	Deferred tax expense/ (income)			Tax expense/ (income) recognised directly in equity		
	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m
Pension provisions and other employee benefits	15.4	12.3	9.0	0	0	0	−0.2	−2.9	−3.3	−0.7	0	0	0
Other provisions	15.1	20.5	12.8	0	0	−2.1	−1.0	6.4	−9.8	−4.9	0	0	0
Interest-bearing liabilities	0	0	0	−1.1	−1.6	−2.0	0	−0.5	−0.4	2.0	0	0	0
Intangible assets	0	0	1.4	−7.0	−11.5	−12.8	0	−4.5	0.1	−2.5	0	0	0
Intangible assets from purchase price allocation	0	0	0	−275.8	−450.1[1]	−585.2	30.0	−204.3[2]	−206.1[2]	−19.9	0	0	0
Noncurrent assets	0	0	0	−2.4	−3.3	−2.6	0	−0.9	0.7	−2.7	0	0	0
Securities	0	0	0	−2.4	−5.9	−7.1	0	0.5	−0.6	1.3	−4.0[3]	−0.6[3]	2.5[3]
Other noncurrent assets	0	0	0	−2.6	−0.6	−1.2	0	0.3	−0.6	0.5	1.7[3]	0	0
Other assets	0	0	0.3	0	0	−0.2	0	0	0.1	−2.6	0	0	0
Exchange rate differences	0	3.0	0	−29.2	0	−7.4	0	0	0	0	32.2[4]	−10.4[4]	20.8[4]
Gross amounts	**30.5**	**35.8**	**23.5**	**−320.5**	**−473.0**	**−620.6**	**28.8**	**−205.9**	**−219.9**	**−29.5**	**29.9**	**−11.0**	**23.3**
Netting of deferred taxes	−22.8	−31.0	−20.0	22.8	31.0	20.0	—	—	—	—	—	—	—
Total	**7.7**	**4.8**	**3.5**	**−297.7**	**−442.0**	**−600.6**	**28.8**	**−205.9**	**−219.9**	**−29.5**	**29.9**	**−11.0**	**23.3**

1) Thereof €−83.1 million from changes in the basis of consolidation that results from the acquisition of the shares in Need to Know News, LLC and STOXX Ltd.
2) Thereof €−190.4 million (2009: €−175.5 million) from impairments of other intangible assets of ISE
3) Separate disclosure in the consolidated statement of changes in equity under "revaluation surplus"
4) Separate disclosure in the consolidated statement of changes in equity under "accumulated profit"

Changes taken directly to equity relate to deferred taxes on changes in the measurement of noncurrent financial assets carried at fair value (see also note 24).

€15.4 million (2009: €12.3 million; 2008: €9.3 million) of deferred tax assets and €278.4 million (2009: €450.7 million; 2008: €570.7 million) of deferred tax liabilities have an expected remaining maturity of more than one year.

Deferred tax liabilities have not been recognised in respect of the tax on future dividends that may be paid from retained earnings by subsidiaries and associated companies. In accordance with section 8b (5) of the Körperschaftsteuergesetz (KStG, the German Corporation Tax Act), 5 percent of dividends and similar income received by German companies is treated as non-deductible expenses for tax purposes.

Reconciliation between the expected and the reported tax expense

	2010 €m	2009 €m	2008 €m
Expected income taxes derived from earnings before tax	117.4	161.8	470.0
Change of non-recognised losses carried forward	14.7	− 14.2	− 2.8
Tax increases due to other non-tax-deductible expenses	5.3	3.9	6.0
Effects resulting from different tax rates	− 22.7	− 23.3	− 20.2
Tax decreases due to dividends and income from the disposal of equity investments	− 42.1	− 49.8	− 30.1
Exchange rate differences	− 28.8	− 9.6	− 4.6
Other	− 0.4	− 0.5	2.5
Income tax expense arising from current year	**43.4**	**68.3**	**420.8**
Prior-period income taxes	− 18.9	18.6	− 2.2
Income tax expense	**24.5**	**86.9**	**418.6**

To determine the expected tax expense, earnings before tax have been multiplied by the combined tax rate of 28 percent assumed for 2010 (2009: 29 percent; 2008: 32 percent).

At the end of the financial year, accumulated unused tax losses amounted to €54.7 million (2009: €16.6 million; 2008: €144.2 million), for which no deferred tax assets were recognised. Tax losses of €0.7 million were utilised in 2010 (2009: €37.4 million; 2008: €8.8 million).

The losses can be carried forward in Germany subject to the minimum taxation rules, and in Luxembourg indefinitely, as the law now stands. Losses in other countries can be carried forward for periods of up to 20 years.

Consolidated balance sheet disclosures

14. Intangible assets

Intangible assets

	Purchased software €m	Internally developed software €m	Goodwill €m	Payments on account and construction in progress[1] €m	Other intangible assets €m	Total €m
Historical cost as at 1 Jan. 2008	**272.3**	**710.6**	**1,944.6**	**8.8**	**1,326.8**	**4,263.1**
Changes in the basis of consolidation	−0.5	0	0	0	0	−0.5
Additions	10.4	9.9	0	19.8	0	40.1
Reclassifications	1.1	10.3	0	−11.4	0	0
Exchange rate differences	0	1.0	39.9	0.3	61.4	102.6
Historical cost as at 31 Dec. 2008	**283.3**	**731.8**	**1,984.5**	**17.5**	**1,388.2**	**4,405.3**
Changes in the basis of consolidation[2]	0.7	0	32.7	0	468.0	501.4
Additions	28.0	8.8	0	24.1	0.4	61.3
Disposals	−13.6	0	0	0	0	−13.6
Reclassifications	0.5	14.8	0	−15.3	0	0
Exchange rate differences	−0.2	−0.6	−22.4	−0.3	−33.8	−57.3
Historical cost as at 31 Dec. 2009	**298.7**	**754.8**	**1,994.8**	**26.0**	**1,822.8**	**4,897.1**
Changes in the basis of consolidation[3]	−2.3	0	0	0	0	−2.3
Additions	12.0	1.6	4.3	43.1	0	61.0
Disposals	−2.3	−0.8	0	−0.1	0	−3.2
Reclassifications	−0.7	5.1	0	−4.4	0	0
Exchange rate differences	0.8	1.8	71.2	0.6	108.7	183.1
Historical cost as at 31 Dec. 2010	**306.2**	**762.5**	**2,070.3**	**65.2**	**1,931.5**	**5,135.7**
Amortisation and impairment losses as at 1 Jan. 2008	**242.0**	**613.6**	**7.5**	**0**	**0**	**863.1**
Changes in the basis of consolidation	−0.2	0	0	0	0	−0.2
Amortisation	12.9	38.6	0	0	35.1	86.6
Impairment losses	0	7.0	0	0	0	7.0
Exchange rate differences	0	0.1	0	0	2.2	2.3
Amortisation and impairment losses as at 31 Dec. 2008	**254.7**	**659.3**	**7.5**	**0**	**37.3**	**958.8**
Amortisation	17.5	31.6	0	0	38.0	87.1
Impairment losses	15.0	5.0	0	0	415.6	435.6
Disposals	−13.6	0	0	0	0	−13.6
Exchange rate differences	−0.1	−0.4	0	0	−1.8	−2.3
Amortisation and impairment losses as at 31 Dec. 2009	**273.5**	**695.5**	**7.5**	**0**	**489.1**	**1,465.6**
Changes in the basis of consolidation[3]	−2.3	0	0	0	0	−2.3
Amortisation	18.8	24.7	0	0	35.6	79.1
Impairment losses	1.1	7.5	3.2	0	453.1	464.9
Disposals	−2.4	0	0	0	0	−2.4
Exchange rate differences	0.7	1.4	0	0	38.8	40.9
Amortisation and impairment losses as at 31 Dec. 2010	**289.4**	**729.1**	**10.7**	**0**	**1,016.6**	**2,045.8**
Carrying amount as at 1 Jan. 2008	30.3	97.0	1,937.1	8.8	1,326.8	3,400.0
Carrying amount as at 31 Dec. 2008	28.6	72.5	1,977.0	17.5	1,350.9	3,446.5
Carrying amount as at 31 Dec. 2009	25.2	59.3	1,987.3	26.0	1,333.7	3,431.5
Carrying amount as at 31 Dec. 2010	**16.8**	**33.4**	**2,059.6**	**65.2**	**914.9**	**3,089.9**

1) Additions in payments on account and construction in progress in the years under review relate exclusively to internally developed software.
2) This relates exclusively to additions as part of the acquisition of Market News International Inc., STOXX Ltd. and Need to Know News, LLC as well as to the disposal due to the deconsolidation of Scoach Holding S.A.
3) This relates exclusively to disposals as part of the sale of Avox Ltd.

Software, payments on account and construction in progress

Additions to and reclassifications of software relate primarily to the development of software products for the Clearstream segment and to the expansion of the Xetra and Eurex electronic trading systems. The changes in the basis of consolidation (see note 2) result from the disposal of Avox Ltd (2009: purchase of Need to Know News, LLC).

Purchased software includes leased assets of which, in accordance with IAS 17, the Group is the beneficial owner. The net carrying amount of the leased assets amounted to €0.2 million as at 31 December 2010 (2009: €0.8 million; 2008: €1.4 million).

€6.6 million of the impairment losses on internally developed software relates to releases 9.0 to 12.0 of the Eurex trading system and €0.2 million relates to the Longitude system in the Eurex segment, while €0.7 million relates to the Reference Data Factory and X-List systems in the Clearstream segment (2009: Converter system in the Clearstream segment and Longitude system in the Eurex segment, 2008: ISE's Eurex Longitude and Eurex Option Trading systems as well as the Self-Collateralisation system in the Clearstream segment).

Derivatives trading is due to be transferred in 2013 from the Eurex trading system to a newly developed trading platform, which will lead to a decline in the expected future cash flows for the Eurex releases; as a result, an impairment loss was charged in financial year 2010 on Eurex releases 9.0 to 12.0 (€6.6 million). The remaining useful life of Eurex releases 11.0 and 12.0, which was previously estimated to 2013 and 2014 respectively, was reduced so that it now ends with the expected migration to the new system.

The impairment loss charged in 2010 in the Clearstream segment is largely due to an adjustment of expected cash inflows. An impairment loss was also charged for the Reference Data Factory system in financial year 2010, because it was no longer possible to achieve the originally planned network cost savings.

The impairment losses in the Eurex and Clearstream segments were determined on the basis of the value in use of the assets concerned, using discount rates ranging from 6.0 to 12.9 percent (2009: 10.0 to 14.5 percent) in the Eurex segment and from 10.5 to 14.3 percent (2009: 10.4 to 14.0 percent) in the Clearstream segment. Amortisation of and impairment losses on software and other intangible assets are reported in the income statement under "depreciation, amortisation and impairment losses".

Payments on account and construction in progress relate to software.

Carrying amounts and remaining amortisation periods of software

	Carrying amount as at			Remaining amortisation period as at		
	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m	31 Dec. 2010	31 Dec. 2009	31 Dec. 2008
				years	years	years
Xetra						
Software						
Xetra Release 9.0	3.0	4.3	5.6	2.3	3.3	4.3
Xetra Release 10.0	2.4	3.1	0	3.5	4.5	n.a.
CCP 4.0	1.0	1.4	1.8	2.6	3.6	4.6
CCP 5.0	1.9	2.8	0	3.8	4.8	n.a.
	8.3	**11.6**	**7.4**			
Construction in progress						
Xetra International Market (XIM)	1.0	0	0			
Xetra Release 10.0	0	0	2.3			
	1.0	**0**	**2.3**			
Eurex						
Software						
Eurex Release 10.0	2.4	4.3	5.7	1.9	2.9	3.9
Eurex Release 12.0	2.2	4.7	0	1.9	4.9	n.a.
	4.6	**9.0**	**5.7**			
Construction in progress						
New trading platform ISE	41.3	23.6	6.2			
OCC link	1.6	1.6	0			
	42.9	**25.2**	**6.2**			
Clearstream						
Software						
Collateral Management	3.3	5.6	6.4	2.0	2.8	3.0
Equities on CmaX	3.3	0	0	4.0	n.a.	n.a.
Central Facility for Funds (CFF)	2.1	3.2	4.4	2.0	3.2	4.1
X-List	1.4	2.1	0	3.9	4.9	n.a.
	10.1	**10.9**	**10.8**			
Construction in progress						
Services for custody/settlement/ liquidity	20.0	0	0			
Link-Up Converter	0	0	2.5			
Lending Integration	0	0	1.5			
Collateral Management	0	0	1.5			
Tax Box	0	0	1.1			
	20.0	**0**	**6.6**			
Other software assets	**10.5[1)]**	**27.8**	**48.7**			
Other construction in progress	**1.2**	**0.8**	**2.3**			
Total	**98.6**	**85.3**	**90.0**			

1) Each with a carrying amount of less than €1.0 million as at 31 December 2010

Goodwill

Changes in goodwill

	Eurex €m	Clearstream €m	Market Data & Analytics (STOXX Ltd.) €m	Market Data & Analytics (Others) €m	Total goodwill €m
Balance as at 1 Jan. 2008	**862.2**	**1,063.8**	**0**	**11.1**	**1,937.1**
Exchange rate differences	39.9	0	0	0.0	39.9
Balance as at 31 Dec. 2008	**902.1**	**1,063.8**	**0**	**11.1**	**1,977.0**
Changes in the basis of consolidation	0	0	28.5	4.2 [1]	32.7
Exchange rate differences	− 22.0	0	0	− 0.4	− 22.4
Balance as at 31 Dec. 2009	**880.1**	**1,063.8**	**28.5**	**14.9**	**1,987.3**
Exchange rate differences	70.7	0	0	0.5	71.2
Additions	0	0	3.0	1.3	4.3
Impairment losses	0	0	0	− 3.2	− 3.2
Balance as at 31 Dec. 2010	**950.8**	**1,063.8**	**31.5**	**13.5**	**2,059.6**

1) Including the disposal of the goodwill of Scoach Holding S.A. as well as additions through the acquisition of Market News International Inc. and Need to Know News, LLC

Goodwill, the stock exchange licence acquired as part of the acquisition of ISE as well as the acquired trade name of STOXX Ltd. are intangible assets with an indefinite useful life. The recoverable amounts of the cash-generating units to which goodwill is allocated are generally based on their values in use. Realisable value less costs to sell is only used as the basis for the recoverable amount in cases in which value in use does not exceed the carrying amount. Since there is no active market for goodwill, a discounted cash flow method was used to calculate both value in use and realisable value.

The key assumptions made to determine the recoverable amounts vary depending on the cash-generating unit concerned. Pricing or market share assumptions are based on past experience or market research. Other key assumptions are mainly based on external factors. Significant macroeconomic indicators include, for instance, equity index levels, volatility of equity indices, as well as interest rates, exchange rates, GDP growth, unemployment levels and government debt. The discount rate is based on a risk-free interest-rate of 3.0 percent and a market risk premium of 5.0 percent. It is used to calculate individual discount rates for each cash-generating unit that reflect the beta factors, tax rate and capital structure of the peer groups concerned.

Eurex

The goodwill resulting from the acquisition of ISE is allocated to a group of cash-generating units in the Eurex segment.

Since the ISE goodwill had been calculated in US dollars, an exchange rate difference of €70.7 million occurred in 2010 (2009: € − 22.0 million; 2008: €39.9 million).

Assumptions on volumes of index and interest rate derivatives and volumes in the US equity options market, which were derived from external sources, were the key criteria applied to determine the value in use with the discounted cash flow method.

Cash flows were projected over a five-year period (2010: 2011 to 2015) for European as well as US activities. Cash flow projections beyond this period were extrapolated assuming a 1.0 percent growth rate (2009: 4.0 percent for the European activities, 5.0 percent for the US activities; 2008: 4.0 percent growth rate for European as well as for US activities). The pre-tax discount rate used was 13.1 percent (2009: 12.0 percent; 2008: 10.4 percent).

Clearstream

The "Clearstream" goodwill is allocated to the Clearstream cash-generating unit. The recoverable amount is determined on the basis of the value in use using the discounted cash flow method. Assumptions on assets held in custody, transaction volumes and market interest rates were the key criteria used to determine value in use.

Cash flows were projected over a three-year period (2010: 2011 to 2013). Cash flow projections beyond 2013 were extrapolated assuming a 2.5 percent (2009: 4.0 percent; 2008: 4.0 percent) perpetual annuity. The pre-tax discount rate used was calculated on the basis of the cost of equity and amounted to 14.9 percent (2009: weighted average cost of capital of 11.6 percent; 2008: weighted average cost of capital of 13.4 percent).

Market Data & Analytics

The goodwill arising from the acquisition of STOXX Ltd. in 2009 was allocated to a group of cash-generating units in the Market Data & Analytics segment. It results primarily from the strong position of STOXX Ltd. in European indices as well as from growth prospects in the production and sale of tick data for indices, the development, maintenance and enhancements of index formulas and from the customising of indices.

The goodwill of US$7.9 million that arose in the course of the acquisition of Market News International Inc. (MNI), New York, USA, by Deutsche Börse AG in 2009 was allocated to the Market Data & Analytics segment and relates to access to global, trade-related information such as news from public authorities and supranational organisations.

The goodwill of US$3.9 million that arose in the course of the acquisition by MNI of 100 percent of the shares in Need to Know News, LLC, Chicago, USA, was also allocated to the Market Data & Analytics segment.

The fair value less costs to sell of the Market Data & Analytics segment was determined as at the balance sheet date. The key assumptions made related to the expected development of future data and licence income as well as of the customer base; these are based both on external sources of information and on internal expectations, that correspond to the budget values for financial year 2011. Cash flows were planned over a five-year period, with projections for periods beyond this assuming a perpetual annuity of 2.5 percent (2009: 4.0 percent). The pre-tax discount rate used was 10.8 percent (2009: 12.7 percent).

Other intangible assets

Changes in other intangible assets

	ISE's exchange licence €m	Member relation-ships of ISE €m	Market data customer relation-ships of ISE €m	ISE trade name €m	STOXX trade name €m	Customer relationships of STOXX Ltd. €m	Miscell-aneous intangible assets €m	Total €m
Balance as at 1 Jan. 2008	**299.1**	**951.5**	**54.4**	**20.4**	**0**	**0**	**1.4**	**1,326.8**
Amortisation	13.8	42.1	2.4	0.8	0	0	0.1	59.2
Exchange rate differences	0	− 31.2	− 1.8	− 2	0	0	− 0.1	− 35.1
Balance as at 31 Dec. 2008	**312.9**	**962.4**	**55.0**	**19.2**	**0**	**0**	**1.4**	**1,350.9**
Changes in the basis of consolidation	0	0	0	0	420.0	37.0	11.0	468.0
Additions	0	0	0	0	0	0	0.4	0.4
Amortisation	0	− 33.2	− 1.9	− 2.1	0	0	− 0.8	− 38.0
Impairment losses	− 99.1	− 294.3	− 16.8	− 5.4	0	0	0	− 415.6
Exchange rate differences	− 7.6	− 22.6	− 1.3	− 0.4	0	0	− 0.1	− 32.0
Balance as at 31 Dec. 2009	**206.2**	**612.3**	**35.0**	**11.3**	**420.0**	**37.0**	**11.9**	**1,333.7**
Amortisation	0	− 24.0	− 1.4	− 1.6	0	− 3.1	− 5.5	− 35.6
Impairment losses	− 111.2	− 318.4	− 18.2	− 5.3	0	0	0	− 453.1
Exchange rate differences	16.5	49.5	2.9	0.9	0	0	0.1	69.9
Balance as at 31 Dec. 2010	**111.5**	**319.4**	**18.3**	**5.3**	**420.0**	**33.9**	**6.5**	**914.9**
Remaining amortisation period (years)	**—**	**27**	**27**	**7**	**—**	**11**		

Other intangible assets: ISE

ISE's other intangible assets were tested for impairment at the end of the year. The recoverable amount of these assets was calculated on the basis of the value in use of the ISE cash-generating unit, which is attributable to the Eurex segment. The cash-generating unit of the ISE subgroup is the US options exchange International Securities Exchange, LLC.

The key assumptions made, which are based on analysts' estimates, relate to expected volumes and transaction prices on the US options market. Cash flows were projected over a five-year period (2010: 2011 to 2015). A 2.5 percent growth rate was assumed beyond 2015 (2009: 5.0 percent; 2008: 5.0 percent). The pre-tax discount rate used is 15.7 percent (2009: 10.4 percent; 2008: 11.0 percent).

The entry of new competitors onto the US options market in 2010 and the ongoing uncertainty on the financial markets caused by the global economic crisis have led to a considerable decline in liquidity and trading volumes at the ISE. Linked to this is a decline in expected future trading volumes compared with the previous year. In addition, the Dodd-Frank Act, which was passed by the US House of Representatives and the Senate in July 2010, restricts the ability of banks and financial services providers to trade options on the financial markets by allowing them merely to make limited investments in hedge funds and private equity. The restrictions introduced by this new Act will also negatively impact the number of transactions on the US options exchange.

Since the effects described above result in a more negative assessment of the fair value of the cash-generating unit for the ISE subgroup in the 2011 to 2015 planning period, an impairment loss was charged on the ISE's other intangible assets in financial year 2010 (2010: €453.1 million; 2009: €415.6 million; 2008: nil).

Exchange license of ISE

In the course of the purchase price allocation carried out in December 2007, the fair value of the exchange licence was determined. The exchange licence, granted in 2000 by the U.S. Securities and Exchange Commission, permits the ISE subgroup to operate as a regulated securities exchange in the United States.

The exchange licence held by the ISE subgroup is estimated to have an indefinite useful life, because the licence itself does not have a finite term and Eurex management expects to maintain the licence as part of its overall business strategy.

The exchange licence does not generate cash flows largely independent from those generated by the ISE subgroup as a whole. Consequently, the exchange licence is allocated to the ISE subgroup as the cash-generating unit.

An impairment loss amounting to €111.2 million (2009: €99.1 million, 2008: nil) was recognised on the exchange licence of ISE as at the balance sheet date.

Member relationships and market data customer relationships of ISE

In the context of the purchase price allocation, the fair values of member and customer relationships were calculated. Both assets will be amortised over a period of 30 years using the straight-line method. Cash flows do not result from either the member or the customer relationships which would be independent of the entire ISE subgroup. Consequently, both items are allocated to the ISE subgroup as the cash-generating unit. Impairment losses of €318.4 million and €18.2 million respectively were recognised on ISE member and customer relationships as at the balance sheet date (2009: €294.3 million and €16.8 million respectively, 2008: nil).

ISE trade name

The ISE trade name is registered as a trade name and therefore meets the IFRS criterion for recognition separately from goodwill. In accordance with the purchase price allocation of December 2007, the asset is amortised over a period of ten years using the straight-line method. As there are no cash inflows that are

generated independently from the ISE subgroup, the trade name is also allocated to the ISE subgroup as the cash-generating unit. An impairment loss amounting to €5.3 million (2009: €5.4 million, 2008: nil) was recognised on the ISE trade name as at the balance sheet date.

Other intangible assets: STOXX

The STOXX trade name, the company's customer relationships, non-compete agreements and other intangible assets were identified as part of the acquisition of STOXX Ltd. and were allocated to the STOXX Ltd. cash-generating unit, as they do not generate cash inflows independently. The STOXX Ltd. cash-generating unit was allocated to the Market Data & Analytics segment.

The impairment test was based on realisable value less costs to sell, taking into account expected developments in the licence and sales fees for indices and data.

STOXX trade name

The STOXX trade name includes the trade name itself, the index methodologies and the Internet domains because these can generally not be transferred separately. As the trade name is registered, it meets the IFRS criterion for recognition separately from goodwill. An unlimited useful life is assumed for the STOXX brand name given its history and the fact that it is well known on the market.

Customer relationships of STOXX

STOXX Ltd. has relationships with customers, which are based on signed contracts and thus meet the identifiability criterion for recognition separately from goodwill.

Non-compete agreements of STOXX

Non-compete agreements were entered into with the seller for a certain period of time as part of the acquisition of STOXX Ltd. These agreements give STOXX a competitive advantage as they allow the acquirer to operate for a certain period of time without competition resulting from the prohibition of the duplication of indices by the seller. The intangible assets generated in this way, which are reported under "other intangible assets", are amortised depending on the agreed period of time.

15. Property, plant and equipment

Property, plant and equipment

	Fixtures and fittings €m	Computer hardware, operating and office equipment €m	Payments on account and construction in progress €m	Total €m
Historical cost as at 1 Jan. 2008	**48.5**	**293.0**	**0.4**	**341.9**
Changes in the basis of consolidation	0	−0.1	0	−0.1
Additions	15.7	34.8	3.9	54.4
Disposals	0	−10.2	0	−10.2
Reclassifications	0	0.3	−0.3	0
Exchange rate differences	0.2	0	0	0.2
Historical cost as at 31 Dec. 2008	**64.4**	**317.8**	**4.0**	**386.2**
Changes in the basis of consolidation[1]	0	0.4	0	0.4
Additions	3.1	21.7	12.2	37.0
Disposals	−3.2	−68.4	0	−71.6
Reclassifications	0.8	0.6	−1.4	0
Exchange rate differences	−0.2	−0.1	0	−0.3
Historical cost as at 31 Dec. 2009	**64.9**	**272.0**	**14.8**	**351.7**
Changes in the basis of consolidation[2]	0	−0.3	0	−0.3
Additions	12.9	38.4	26.4	77.7
Disposals	−2.5	−10.3	0	−12.8
Reclassifications	11.6	0.5	−12.1	0
Exchange rate differences	0.8	0.4	−0.1	1.1
Historical cost as at 31 Dec. 2010	**87.7**	**300.7**	**29.0**	**417.4**
Depreciation and impairment losses as at 1 Jan. 2008	**27.0**	**216.6**	**0**	**243.6**
Depreciation	7.4	36.1	0	43.5
Disposals	0	−10.0	0	−10.0
Exchange rate differences	0.1	0.1	0	0.2
Depreciation and impairment losses as at 31 Dec. 2008	**34.5**	**242.8**	**0**	**277.3**
Depreciation	10.4	36.0	0	46.4
Disposals	−3.0	−68.1	0	−71.1
Exchange rate differences	−0.1	−0.2	0	−0.3
Depreciation and impairment losses as at 31 Dec. 2009	**41.8**	**210.5**	**0**	**252.3**
Changes in the basis of consolidation[2]	0	−0.3	0	−0.3
Depreciation	9.2	30.3	0	39.5
Disposals	−2.5	−10.0	0	−12.5
Exchange rate differences	0.2	0	0	0.2
Depreciation and impairment losses as at 31 Dec. 2010	**48.7**	**230.5**	**0**	**279.2**
Carrying amount as at 1 Jan. 2008	21.5	76.4	0.4	98.3
Carrying amount as at 31 Dec. 2008	29.9	75.0	4.0	108.9
Carrying amount as at 31 Dec. 2009	23.1	61.5	14.8	99.4
Carrying amount as at 31 Dec. 2010	**39.0**	**70.2**	**29.0**	**138.2**

1) This relates primarily to Market News International Inc.
2) This relates primarily to the deconsolidation of Avox Ltd.

16. Financial assets

Financial assets

	Investments in associates €m	Other equity investments €m	Receivables and securities from banking business €m	Other financial instruments and loans €m
Historical cost as at 1 Jan. 2008	**53.0**	**53.5**	**510.5**	**8.1**
Additions	124.7	10.9	333.3	0
Disposals	−7.4	0	−19.9	−0.1
Reclassifications	0	0	−76.1[1]	0
Exchange rate differences	−1.6	0	0.8	0
Historical cost as at 31 Dec. 2008	**168.7**	**64.4**	**748.6**	**8.0**
Changes in the basis of consolidation	−0.4	0	0	0
Additions	24.6	16.1	1,078.6	21.2
Disposals	−26.1	−12.3	0	0
Addition/(reversal) premium/discount	0	0	−1.0	0
Reclassifications	0.7	0	−369.3[1]	−0.7
Exchange rate differences	−1.4	−1.7	−8.0	0
Historical cost as at 31 Dec. 2009	**166.1**	**66.5**	**1,448.9**	**28.5**
Additions	6.8	0.9	769.1	1.0
Disposals	−9.8	0	−336.8	−5.7
Addition/(reversal) premium/discount	0	0	0.1	−0.3
Reclassifications	−0.2	0.2	−338.0[1]	−12.3
Exchange rate differences	7.6	1.1	7.4	1.8
Historical cost as at 31 Dec. 2010	**170.5**	**68.7**	**1,550.7**	**13.0**
Revaluation as at 1 Jan. 2008	**−17.1**	**13.3**	**4.4**	**4.5**
Net income from equity method measurement[2]	5.0	0	0	0
Other fair value changes recognised in profit or loss[3]	0	−4.4	0	0
Other fair value changes recognised directly in equity	0	−20.5	0	0
Market price changes recognised directly in equity	0	0	2.5	−5.7
Market price changes recognised in profit or loss[3]	0	0	4.8	0
Reclassifications	0	0	−4.0[1]	0
Revaluation as at 31 Dec. 2008	**−12.1**	**−11.6**	**7.7**	**−1.2**
Disposals of impairment losses	9.2	5.2	0	0
Net income from equity method measurement[2]	14.5	0	0	0
Currency translation differences recognised in profit or loss	−0.6	0	0	0
Currency translation differences recognised directly in equity	−0.7	0	0	0
Other fair value changes recognised in profit or loss[5]	−27.4	−3.5	0	−0.1
Other fair value changes recognised directly in equity	3.6[4]	0	0	0
Market price changes recognised directly in equity	0	3.4	10.6	1.7
Market price changes recognised in profit or loss[3]	0	0	2.1	0
Reclassifications	−0.1	0	−1.1[1]	0.1
Revaluation as at 31 Dec. 2009	**−13.6**	**−6.5**	**19.3**	**0.5**
Disposals of impairment losses	9.8	0	0	−0.1
Net income from equity method measurement[2]	8.1	0	0	0
Currency translation differences recognised directly in equity	−1.5	0	0	0
Other fair value changes recognised directly in equity	−0.5	0	0	0
Other fair value changes recognised in profit or loss	0	0	−0.1	0
Market price changes recognised directly in equity	0	4.6	−13.4	−0.3
Market price changes recognised in profit or loss	0	−2.3	−0.5	0
Reclassifications	−0.2	0.2	−0.4[1]	0
Revaluation as at 31 Dec. 2010	**2.1**	**−4.0**	**4.9**	**0.1**
Carrying amount as at 1 Jan. 2008	35.9	66.8	514.9	12.6
Carrying amount as at 31 Dec. 2008	156.6	52.8	756.3	6.8
Carrying amount as at 31 Dec. 2009	152.5	60.0	1,468.2	29.0
Carrying amount as at 31 Dec. 2010	**172.6**	**64.7**	**1,555.6**	**13.1[6]**

1) Reclassified as current receivables and securities from banking business
2) Included in the result from equity investments
3) Included in net interest income from banking business
4) Recognised in accumulated profit
5) Thereof €30.7 million disclosed in the result from equity investments and €0.3 million recognised in other operating expenses
6) Thereof part of a release of pledge and pledge agreement with the Industrie- und Handelskammer (IHK, the Chamber of Commerce) Frankfurt/Main: €4.0 million

For details on revaluations and market price changes recognised directly in equity, see also note 24. Other equity investments include available-for-sale shares.

In 2010, impairment losses amounting to €3.0 million (2009: €30.8 million; 2008: €10.0 million) were recognised in the income statement, of which €0.9 million (2009: €3.3 million; 2008: €5.6 million) relate to listed equity instruments and €2.1 million (2009: nil; 2008: €4.4 million) to unlisted equity instruments. In 2010 no impairment losses related to investments in associates (2009: €27.4 million; 2008: nil).

As in the previous two years, no impairment losses on securities from banking business and other securities were recognised in 2010.

Composition of receivables and securities from banking business

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Fixed-income securities			
from sovereign issuers	112.4	243.3	189.3
from multilateral banks	521.0	354.7	32.4
from other credit institutions	586.5	338.2	197.9
from regional or local public bodies	160.7	332.0	136.7
Other receivables[1]	175.0	200.0	200.0
Total	**1,555.6**	**1,468.2**	**756.3**

1) Secured through total return swaps

Securities from banking business include financial instruments listed on a stock exchange amounting to €1,380.6 million (2009: €1,268.2 million; 2008: €556.3 million).

17. Other noncurrent assets

Composition of other noncurrent assets

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Cash flow hedges	10.6	0	0
Surplus from defined benefit pension plans	10.2	1.6	5.1
Cash deposit	3.6	0	0
Insurance recoverables	3.2	3.4	8.0
Miscellaneous	0.1	0.6	0.4
Total	**27.7**	**5.6**	**13.5**

Derivatives are presented in detail in note 18; defined benefit pension plans are explained in detail in note 25.

€0.4 million (2009: €0.6 million; 2008: €0.8 million) of insurance recoverables was pledged to the Industrie- und Handelskammer (IHK, the Chamber of Commerce) Frankfurt/Main.

18. Derivatives and hedges

Deutsche Börse Group generally uses derivative financial instruments to hedge existing or highly probable forecast transactions. The derivatives are included in the positions "other noncurrent assets" and "other current assets", "other noncurrent liabilities" and "other current liabilities" as well as in the positions "receivables and securities from banking business" and "liabilities from banking business".

Derivatives (fair value)

	Note	Assets			Note	Liabilities		
		31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m		31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Fair value hedges								
long-term	17	0	0	0		−5.0	−5.9	-4.2
short-term		0	0	0	31	0	0	-0.1
Cash flow hedges								
long-term	17	10.6	0	0		0	−0.4	-1.2
short-term	20, 22	0	0	9.1	31, 33	−0.7	−0.8	-0.6
Derivatives held for trading								
long-term	17	0	0	0.4		0	0	-0.4
short-term	20, 22	2.7	18.8	2.1	31, 33	−16.0	−0.9	-92.9
Total		**13.3**	**18.8**	**11.6**		**−21.7**	**−8.0**	**-99.4**

Private placements denominated in US dollars that were designated as currency risk hedges of the net investment in ISE are presented under interest-bearing liabilities. Please refer to "Hedges of a net investment" further below for details.

Fair value hedges

Interest rate swaps, under which a fixed interest rate is paid and a variable rate is received, have been used to hedge the value of certain fixed-rate available-for-sale financial instruments (fair value hedges).

The following table gives an overview of the notional amount of the positions covered by fair value hedges at 31 December 2010, 31 December 2009 and at 31 December 2008 and the corresponding weighted average interest rates:

Outstanding positions fair value hedges

		31 Dec. 2010	31 Dec. 2009	31 Dec. 2008
Notional amount of pay-fixed interest rate swaps	€m	112.3	112.3	165.7
Fair value of pay-fixed interest rate swaps	€m	−5.0	−5.9	-4.3
Average pay rate in the reporting period	%	4.12	4.09	3.97
Average receive rate in the reporting period	%	0.77	1.78	4.88

The gains and losses resulting from the hedged risk on the positions covered by fair value hedges and the hedging instruments are indicated in the following table:

Gains/losses by fair value hedges

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Losses/gains on hedged items	−0.5	2.1	6.5
Gains/losses on hedging instruments	0.5	−2.1	−6.4
Net hedging ineffectiveness	**0**	**0**	**0.1**

Cash flow hedges

Interest rate swaps, under which a variable rate of interest is paid and a fixed rate is received, were used to hedge part of the expected cash flows from the investment of cash balances from the settlement business (cash flow hedges). On 30 September 2009, the Clearstream subgroup had revoked the designation of the hedging relationship. These interest rate swaps had therefore been reclassified from hedging to trading. Interest rate swaps entered into in 2007 to hedge 2008 interest rate risk had ceased to be highly effective on 1 October 2008. Average pay rates and average receive rates until 30 September 2009 and 30 September 2008 respectively are included in the following table:

Outstanding positions interest rate swaps

		31 Dec. 2010	31 Dec. 2009	31 Dec. 2008
Notional amount of pay-variable interest rate swaps	€m	0	0	500.0
Fair value of pay-variable interest rate swaps at 31 Dec.	€m	0	0	8.1
Average pay rate in the hedging period	%	0	0.86	3.46
Average receive rate in the hedging period	%	0	3.24	4.60

Composition of outstanding positions

Currency	Notional amount	Equivalent			Term		Receive rate
		31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m	from	until	
	m						%
€	500.0	0	0	500.0	17 Oct. 2008	27 Dec. 2009	3.2400

Deutsche Börse AG hedged a portion of the US dollar cash flows expected in 2010 (2009, 2008) by using forward foreign exchange transactions against a devaluation of the US dollar. Two forward foreign exchange transactions in the amount of US$20.0 million (2009: US$40.0 million; 2008: US$17.0 million) each, previously classified as held for trading, were designated against receipt of euros.

Until the deconsolidation of Avox Ltd. took place in July 2010, foreign exchange transactions (2009: notional amount US$7.8 million; 2008: notional amount US$11.7 million) were concluded to hedge its pound sterling functional currency against a devaluation compared to the US dollar. As the underlying hedged item no longer exists, the foreign exchange transactions did not qualify for hedge accounting since that date, but are classified as held for trading.

Outstanding positions of forward foreign exchange transactions in US$ against £

		31 Dec. 2010	31 Dec. 2009	31 Dec. 2008
Notional amount of forward foreign exchange transactions	US$m	0	7.8	11.7
Fair value of forward foreign exchange transactions	€m	0	–0.8	–1.8

Composition of outstanding positions

Currency	Notional amount	Equivalent			Term		Agreed exchange rate
		31 Dec. 2010 £m	31 Dec. 2009 £m	31 Dec. 2008 £m	from	until	
	m						
US$	3.9	0	0	2.0	2 June 2008	8 Sep. 2009	1.9038
US$	3.9	0	2.1	2.1	2 June 2008	7 Sep. 2010	1.8771
US$	3.9	0	2.1	2.1	2 June 2008	6 Sep. 2011	1.8614

In 2013 some of the bonds issued by Deutsche Börse AG will mature. To partially hedge potential refinancing transactions in the future, a forward interest rate payer swap and a payer swaption were used to (conditionally) lock in prevailing (forward) interest rate levels which are judged to be attractive.

Outstanding positions interest rate swaps

		31 Dec. 2010	31 Dec. 2009	31 Dec. 2008
Notional amount of pay-fixed interest rate swaps	€m	150.0	0	0
Fair value of pay-fixed interest rate swaps	€m	5.2	0	0

Outstanding positions swaptions

		31 Dec. 2010	31 Dec. 2009	31 Dec. 2008
Notional amount of pay-fixed interest rate swaps	€m	150.0	0	0
Fair value of pay-fixed interest rate swaps	€m	5.4	0	0

Composition of outstanding positions

Currency	Notional amount	Term		Pay rate
		from	until	%
	€m			
Interest rate swaps	150	1 Apr. 2013	1 Apr. 2018	2.804
Swaption[1]	150	1 Apr. 2013	1 Apr. 2018	3.000

1) Contract data of the underlying interest rate swap; the swaption will expire on 27 March 2013.

In October 2010, the Clearstream subgroup entered into twelve forward foreign exchange transactions amounting to US$2.6 million (September 2009: US$2.2 million; October 2008: US$3.0 million) each, maturing at the end of each month in the period from January 2011 to December 2011 (2009: January 2010 to December 2010; 2008: January 2009 to December 2009) to hedge part of the expected US dollar sales revenues by converting them into euro mitigating the risk of a devaluation of the US dollar. The contracts had a negative fair value of €0.7 million as at 31 December 2010 (2009: negative fair value of €0.4 million; 2008: positive fair value of €1.0 million) and as in 2009 were included in the "liabilities from banking business" item, see note 31 (2008: "current receivables and securities from banking business").

Development of cash flow hedges

	2010 €m	2009 €m	2008 €m
Cash flow hedges as at 1 January	− 1.2	7.3	8.3
Amount recognised in equity during the year	10.0	− 8.8	15.3
Amount recognised in profit or loss during the year	− 1.0	10.1	− 9.2
Ineffective hedge portion recognised in profit or loss[1]	0	3.6	− 2.3
Premium paid	2.9	0	0
Realised losses	− 0.8	− 13.4	− 4.8
Cash flow hedges as at 31 December	**9.9**	**− 1.2**	**7.3**

1) Disclosed under net interest income from banking business (2010: nil; 2009: €3.6 million; 2008: €2.1 million) as well as under financial result (2010: nil; 2009: nil; 2008: €0.2 million)

Hedges of a net investment

In connection with the private placements in the USA, the bonds of the series A to C were designated as hedges against currency risk arising from the translation of the foreign functional currency US dollar into euro in order to hedge the net investment in the ISE subgroup.

Composition of private placements[1]

Type	Issue volume	Equivalent				Term	
	US$m	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m	as at emission €m	from	until
Series A	170.0	127.4	117.9	120.9	110.2	12 June 2008	10 June 2015
Series B	220.0	164.9	152.6	156.4	142.7	12 June 2008	10 June 2018
Series C	70.0	52.5	48.6	49.8	45.4	12 June 2008	10 June 2020
Total	**460.0**	**344.8**	**319.1**	**327.1**	**298.3**		

1) Presented under "interest-bearing liabilities".

Effective exchange rate differences from the private placements are reported in the balance sheet item "accumulated profit", as are exchange rate differences from the translation of foreign subsidiaries. €46.2 million (2009: €20.6 million; 2008: €28.6 million) was recognised in this item directly in equity. There was no ineffective portion of the net investment hedges in financial years 2008 to 2010.

Derivatives held for trading

Foreign exchange swaps as at 31 December 2010 expiring in less than three months with a notional value of €3,131.7 million (2009: €2,241.1 million; 2008: €2,004.7 million) had a positive fair value of €2.2 million and a negative fair value of €15.1 million (2009: positive fair value of €18.5 million; 2008: negative fair value of €92.9 million). These swaps were entered into to convert foreign currencies received through the issue of commercial paper from the banking business into euros, and to hedge short-term foreign currency receivables and liabilities in euros economically. These are reported under "current receivables and securities from banking business" and "liabilities from banking business" in the balance sheet (2009: under "current receivables and securities from banking business"; 2008: under "liabilities from banking business"), see also notes 20 and 31.

Interest rate swaps had been classified as cash flow hedges until 30 September 2009 and 1 October 2008, respectively, at which date this designation was revoked. The transactions ceased to qualify as highly effective hedges under IAS 39 and therefore were reclassified under held for trading. Average pay rates and average receive rates correspond to the period during which they were classified as trading instruments in 2009 and 2008.

Outstanding positions interest rate swaps

		31 Dec. 2010	31 Dec. 2009	31 Dec. 2008
Notional amount of pay-fixed interest rate swaps	€m	0	0	726.7
Fair value of pay-fixed interest rate swaps at 31 Dec.	€m	0	0	0.3
Average pay rate in the period	%	0	0.50	3.79
Average receive rate in the period	%	0	3.31	5.36

As at 31 December 2010, there were two forward foreign exchange transactions in US dollars that were classified as held for trading, since they did not meet the requirements for hedge accounting at the balance sheet date. These transactions are intended to economically hedge a future foreign currency receivable within the Group that have not yet arisen at the balance sheet date. The transactions outstanding as at 31 December 2009 had been designated as cash flow hedges since 1 January 2010 and settled during 2010.

Outstanding positions of forward foreign exchange transactions in US$ against €

		31 Dec. 2010	31 Dec. 2009	31 Dec. 2008
Notional amount of forward foreign exchange transactions	US$m	20.0	40.0	80.0
Fair value of forward foreign exchange transactions	€m	− 0.4	− 0.6	1.8

Composition of outstanding positions

Currency	Notional amount	Equivalent			Term		Agreed exchange rate
		31 Dec. 2010 €m	31 Dec. 2009 €m	31.12.2008	from	until	
	m						
US$	10.0	7.3	—	—	4 Oct. 2010	1 Aug. 2011	1.3672
US$	10.0	7.3	—	—	4 Oct. 2010	30 Dec. 2011	1.3658
US$	20.0	—	13.6	—	17 Sep. 2009	3 Aug. 2010	1.4720
US$	20.0	—	13.6	—	17 Sep. 2009	30 Dec. 2010	1.4723
US$	40.0	—	—	29.7	16 Oct. 2008	3 Aug. 2009	1.3467
US$	40.0	—	—	29.8	16 Oct. 2008	30 Dec. 2009	1.3439

In July 2010 Deutsche Börse AG sold its subsidiary Avox Ltd. The outstanding foreign exchange transactions to hedge the former subsidiary's pound sterling functional currency remain in place as two derivative transactions, now classified as held for trading since no hedging relationship exists. The contracts with reverse effects had a notional amount of US$3.9 million each and a positive fair value of €0.5 million and a negative fair value of €−0.5 million as at 31 December 2010. The amounts are included in "other current assets" and "other current liabilities".

19. Financial instruments of Eurex Clearing AG

Composition of financial instruments of Eurex Clearing AG

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Options	19,099.8	23,816.7	37,724.9
Forward transactions in bonds and repo transactions	109,597.1	119,279.1	83,315.9
Other	126.8	82.6	643.5
Total	**128,823.7**	**143,178.4**	**121,684.3**

Receivables and liabilities that may be offset against a clearing member are reported net.

See note 42 for details on the deposited collateral held by Eurex Clearing AG relating to its financial instruments.

20. Current receivables and securities from banking business

In addition to noncurrent receivables and securities from banking business that are classified as noncurrent financial assets (see note 16), the following receivables and securities from banking business, attributable solely to the Clearstream subgroup, were classified as current assets as at 31 December 2010.

Composition of current receivables and securities from banking business

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Loans to banks and customers			
Reverse repurchase agreements	4,491.1	2,955.8	2,910.9
Money market lendings	971.0	1,598.7	2,876.7
Balances on nostro accounts	1,287.6	1,475.9	1,349.2
Overdrafts from settlement business	248.6	405.7	722.3
	6,998.3	**6,436.1**	**7,859.1**
Available-for-sale fixed-income securities – money market instruments	0	272.0	147.2
Available-for-sale debt instruments	570.3	448.1	331.9
Interest receivables	14.5	17.7	80.4
Forward foreign exchange transactions[1]	2.2	18.5	1.0
Interest rate swaps – cash flow hedges[1]	0	0	8.1
Interest rate swaps – held for trading	0	0	0.3
Total	**7,585.3**	**7,192.4**	**8,428.0**

1) See note 18.

Overdrafts from settlement business represent short-term loans of up to two days' duration that are usually secured by collateral. Potential concentrations of credit risk are monitored against counterparty credit limits (see note 42).

Remaining maturity of loans to banks and customers

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Not more than 3 months	6,998.3	6,436.1	7,859.1
Total	**6,998.3**	**6,436.1**	**7,859.1**

All money market instruments held as at 31 December 2009 and 2008 were issued by sovereign or sovereign-guaranteed issuers. All of the securities held as at 31 December 2010 and 2009 were listed and issued by sovereign or sovereign-guaranteed issuers whereas those held as at 31 December 2008 were not listed. As at 31 December 2009, the remaining maturity of the money market instruments was not more than three months (31 December 2008: more than three months but not more than one year).

Remaining maturity of available-for-sale debt instruments

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Not more than 3 months	242.3	213.1	100.0
3 months to 1 year	328.0	235.0	231.9
Total	**570.3**	**448.1**	**331.9**

21. Development of allowance against trade receivables

As in the previous years, there were no trade receivables due after more than one year as at 31 December 2010.

Allowance account

	€m
Balance as at 1 Jan. 2008	**4.9**
Additions	7.6
Utilisation	−0.9
Reversal	−0.8
Balance as at 31 Dec. 2008	**10.8**
Additions	1.5
Changes in the basis of consolidation	−0.1
Utilisation	−0.4
Reversal	−0.6
Balance as at 31 Dec. 2009	**11.2**
Additions	2.5
Utilisation	−5.2
Reversal	−1.4
Balance as at 31 Dec. 2010	**7.1**

Uncollectible receivables of €0.2 million for which no allowance had previously been recognised were derecognised in 2010 (2009: €0.1 million; 2008: €0.2 million).

22. Other current assets

Composition of other current assets

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Other receivables from CCP transactions	72.2	56.2	9.8
Prepaid expenses	19.3	11.0	13.4
Tax receivables (excluding income taxes)	18.5	9.6	17.2
Government bonds	17.2	5.2	0
Collection business of Deutsche Börse Systems AG	6.5	5.6	8.3
Interest receivables	0.5	0.4	2.4
Interest rate swaps	0.5	0.3	0
Forward foreign exchange transactions	0	0	1.8
Termination of financial loss liability insurance	0	66.7	0
Miscellaneous	6.7	12.1	7.6
Total	**141.4**	**167.1**	**60.5**

For details on derivatives reported under other current assets, see note 18.

Miscellaneous other current assets include a certificate of deposit of €1.9 million used as collateral for two letters of credit.

23. Restricted bank balances

Amounts reported separately under liabilities as cash deposits by market participants are restricted.

Such amounts totalling €6,064.2 million (2009: €4,741.5 million; 2008: €10,220.7 million) are mainly invested via bilateral or triparty reverse repurchase agreements and in the form of overnight deposits at banks (restricted bank balances). Government or government-guaranteed bonds, mortgage bonds and bank bonds with an external rating of at least AA– are accepted as collateral for the reverse repurchase agreements.

Cash funds amounting to €121.6 million (2009: €4.1 million; 2008: €144.0 million) attributable to the Clearstream subgroup are restricted due to minimum reserve requirements.

24. Equity

Changes in equity are presented in the consolidated statement of changes in equity. As at 31 December 2010, the number of no-par value registered shares of Deutsche Börse AG issued was 195,000,000 (31 December 2009: 195,000,000; 31 December 2008: 195,000,000).

Subject to the agreement of the Supervisory Board, the Executive Board is authorised to increase the subscribed share capital by the following amounts:

Composition of authorised share capital

	Amount in €	Date of authorisation by the shareholders	Expiry date	Existing shareholders' pre-emptive rights may be disapplied for fractioning and/or may be disapplied if the share issue is:
Authorised share capital I	5,200,000	24 May 2006	23 May 2011	• against non-cash contributions for the purpose of acquiring companies, parts of companies, or interests in companies, or other assets
Authorised share capital II	27,800,000	27 May 2010	26 May 2015	• for cash at an issue price not significantly lower than the stock exchange price up to a maximum amount of 10 percent of the nominal capital to issue new shares
				• to employees of the Company or affiliated companies with the meaning of sections 15ff of the Aktiengesetz (AktG, German Stock Corporation Act), with the pro rata amount of the share capital not allowed to exceed €3 million
				• against non-cash contributions for the purpose of acquiring companies, parts of companies, interests in companies, or other assets
Authorised share capital III	19,500,000	27 May 2010	26 May 2015	n.a.
Authorised share capital IV	6,000,000	11 May 2007	10 May 2012	• for the issuance of up to 900,000 new shares per year to Executive Board members and employees of the Company as well as to the management and employees of affiliated companies within the meaning of sections 15 ff. of the AktG

In addition to authorised share capital I, II, III and IV, the Company has contingent capital I that was created to issue up to 6,000,000 shares to settle stock options under the Group Share Plan (see note 45).

There were no further subscription rights for shares as at 31 December 2010, 31 December 2009 or 31 December 2008.

Revaluation surplus

The revaluation surplus results from the revaluation of securities and other current and noncurrent financial instruments at their fair value less deferred taxes, as well as the value of the stock options under the Group Share Plan for which no cash settlement was provided at the balance sheet date (see note 45). This item also contains reserves from an existing investment in an associate, which were recognised in connection with the acquisition of further shares, as the company was fully consolidated as of this date:

Revaluation surplus

	Recognition of revaluation from fair value measurement €m	Other equity investments (financial assets) €m	Securities from banking business (financial assets) €m	Other financial instruments (financial assets) €m	Current securities from banking business €m	Cash flow hedges €m	GSP and SBP options €m	Total €m
Balance as at 1 Jan. 2008	**0**	**15.2**	**2.6**	**4.5**	**0**	**4.0**	**5.8**	**32.1**
Fair value measurement	0	− 20.5	2.5	− 5.7	3.1	15.3	0	− 5.3
Increase in share-based payments	0	0	0	0	0	0	11.0	11.0
Reversal to profit or loss	0	5.6	− 2.3	0	− 0.1	− 9.2	0	− 6.0
Deferred taxes	0	− 0.1	0.4	0	− 1.2	− 1.6	0	− 2.5
Balance as at 31 Dec. 2008	**0**	**0.2**	**3.2**	**− 1.2**	**1.8**	**8.5**	**16.8**	**29.3**
Fair value measurement	103.7	3.4	10.6	1.7	− 3.5	2.4	0	118.3
Increase in share-based payments	0	0	0	0	0	0	− 10.8	− 10.8
Reversal to profit or loss	0	0.7	− 1.1	0	1.4	− 11.8	0	− 12.2
Deferred taxes	0	0	− 3.1	0	1.0	2.7	0	0.6
Balance as at 31 Dec. 2009	**103.7**	**2.9**	**9.6**	**0.5**	**0.7**	**1.8**	**6.0**	**125.2**
Fair value measurement	0	4.6	− 13.4	− 0.3	− 1.3	11.4	0	1.0
Increase in share-based payments	0	0	0	0	0	0	− 1.4	− 1.4
Reversal to profit or loss	0	0.9	0.2	0	0	− 3.3	0	− 2.2
Reclassification	0	0	− 0.4	0	0.4	0	0	0
Deferred taxes	0	− 0.1	3.9	0	0.2	− 1.7	0	2.3
Balance as at 31 Dec. 2010	**103.7**	**8.3**	**− 0.1**	**0.2**	**0**	**8.2**	**4.6**	**124.9**

Overall, deferred taxes amounting to € − 2.7 million (2009: € − 5.0 million; 2008: € − 5.6 million) are recognised in the revaluation surplus.

Accumulated profit

The "accumulated profit" item includes exchange rate differences amounting to €57.6 million (2009: € − 26.1 million; 2008: €5.5 million). €109.3 million was added due to currency translation for foreign subsidiaries in 2010 (2009: €–39.6 million; 2008: €70.3 million) and €25.6 million was withdrawn relating to a net investment hedge that was used to hedge the net investment in ISE against currency risk (2009: € − 8.0 million; 2008: €28.6 million).

Regulatory capital requirements and regulatory capital ratios

Clearstream Banking S.A., Clearstream Banking AG and Eurex Clearing AG as well as the regulatory Clearstream group are subject to solvency supervision by the German or Luxembourg banking supervisory

authorities (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, and Commission de Surveillance du Secteur Financier, CSSF, respectively). All companies that are subject to this supervision are non-trading-book institutions. Market risk positions consist only of a relatively small open foreign currency position. As a result of these companies' specific businesses, their risk-weighted assets are subject to sharp fluctuations and their solvency ratios are correspondingly volatile.

The minimum capital requirements are subject to the individual companies' national regulations. These are based on EU Banking and Capital Requirements Directives and "Basel II" regulations. The companies concerned homogeneously apply the standardised approach for credit risk. Eurex Clearing AG uses the basic indicator approach for operational risk, while the Clearstream companies apply the AMA (advanced measurement approach).

The companies subject to solvency supervision have only a very limited amount of Tier 2 regulatory capital. A minimum of 8 percent applies to the solvency ratio. The individual companies' capital resources sufficiently reflect the fluctuation in risk-weighted assets. Stress testing is used to determine the capital required for expected peaks and additional reserves for unexpected events are added. The capital requirements determined in this way are met through the capital resources. As the actual capital requirements are below the expected peaks — significantly so under normal circumstances — this may lead to a very high solvency ratio, especially at the reporting date.

Due to intragroup restructuring, Deutsche Börse AG contributed 51 percent of shares in Clearstream International S.A. to Clearstream Holding AG on 9 July 2009 by means of a capital increase against non-cash contributions. As a result, Clearstream Holding AG has since then been classified as a financial holding company as defined in the Kreditwesengesetz (KWG, German Banking Act) and together with the other Clearstream companies forms a financial holding group under German law. This Clearstream Holding group has since then been subject to solvency supervision by the BaFin on a consolidated basis. In turn, the CSSF is no longer responsible for solvency supervision of the former Clearstream group. Since Clearstream Holding AG acts as a pure holding company for the shareholding in Clearstream International S.A. and therefore does not have material additional risk positions, the two supervisory authorities involved approved maintaining the existing reporting channels for 2009 and implementing the new reporting requirements during 2010. Calculation of the solvency ratios was therefore changed as at 31 December 2010. The table showing the regulatory capital ratios therefore compares the figures for the Clearstream Holding group under German law as at 31 December 2010 with the figures of the Clearstream International group under Luxembourg law as at 31 December 2009. The German rules are generally based on the accounting regulations of the Handelsgesetzbuch (HGB, German Commercial Code), while the Luxembourgian rules are based on carrying amounts under IFRSs. Other differences relate to details: for example, disclosures under Luxembourg law are based on figures consolidated in accordance with IFRSs; by contrast, the figures for the Clearstream Holding group follow consolidation provisions set out in section 10a (6) KWG. This consolidation also results in minor differences regarding the companies included. REGIS-TR S.A., for example, is not included in the consolidation under the KWG. Additionally, the German rules do not permit the inclusion of accumulated profits brought forward in the definition of equity, while this is not at all unusual outside Germany. As a result, the figures of the Clearstream Holding group are only comparable with the previous year to a limited extent.

On 20 December 2010, Deutsche Börse AG contributed the remaining 49 percent of shares in Clearstream International S.A. to Clearstream Holding AG by means of a capital increase against non-cash contributions. This makes Clearstream Holding AG the sole shareholder of Clearstream International S.A.

Additionally, modified provisions under the Capital Requirements Directive (CRD) II — primarily from EU Directive 2009/111/EU — were transposed into national law effective 31 December 2010. However, CRD II does not have any material impact on the solvency ratios of the companies. Nevertheless, the large exposure rules modified by these provisions have extensive material consequences, although these did not fundamentally lead to any violation of the permitted maximum limit or will do so in the foreseeable future because of exemptions for monetary receivables in the core business of Clearstream and Eurex Clearing AG.

The capital requirements of the Clearstream companies have declined sharply, on the one hand because of significantly lower capital requirements for operational risk and on the other hand due to changed collateral requirements for securities lending as principal at Clearstream Banking S.A. as well as due to the optimisation of eligible regulatory collateral. The changes in equity at Clearstream Banking AG are attributable to minor amounts of profit retention in the context of the Gesetz zur Modernisierung des Bilanzrechts (BilMoG, German Accounting Law Modernisation Act) transition. The increase in equity at Clearstream Banking S.A. was primarily driven by the effects of intercompany profits and interim dividends as well as the retention of profits amounting to around €25 million from the 2009 financial year.

Owing to the increased volatility and the situation on the money markets as a result of the global financial crisis, the clearing members of Eurex Clearing AG had deposited considerably more collateral in the fourth quarter of 2008 than had previously been the rule. As a result, Eurex Clearing AG increased equity by a total of €60 million. The deposited cash collateral fell significantly back again in 2009 (see also note 42). In addition, Eurex Clearing AG successfully implemented several measures to optimise the cash deposit strategy, which led to a reduction not only in credit and counterparty risks, but also in capital requirements. As a result, Eurex Clearing AG's solvency ratio is currently well above the required minimum.

Regulatory capital ratios

| | Own funds requirements | | | Regulatory equity | | | Solvency ratio | | |
	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m	31 Dec. 2010	31 Dec. 2009	31 Dec. 2008
							%	%	%
Clearstream Group									
Clearstream Holding Group	211.0	n.a.	n.a.	763.0	n.a.	n.a.	28.9	n.a.	n.a.
Clearstream International Group	n.a.	354.3	287.1	n.a.	799.4	659.3	n.a.	18.1	18.4
Clearstream Banking S.A.	173.3	278.0	221.6	450.9	402.8	397.9	20.8	11.6	14.4
Clearstream Banking AG	77.3	86.7	86.7	157.1	149.8	149.7	16.3	13.8	13.8
Eurex Clearing AG	13.7	15.3	16.0	110.1	97.1	110.8	64.2	50.6	55.4

Eurex Clearing AG has been accredited by the Financial Services Authority (FSA) in the UK as a Recognised Overseas Clearing House (ROCH). The FSA expects regulatory capital equivalent to at least half the operating expenses of the previous year to be maintained; the resulting regulatory minimum capital required by the FSA amounted to €18.5 million as at 31 December 2010 (2009: €22.5 million; 2008: €40.6 million).

The regulatory minimum requirements were complied with at all times by all companies during 2010 and in the period up to the preparation of the financial statements. This statement takes into consideration the transitional arrangements agreed with the supervisory authorities for the Clearstream group.

25. Provisions for pensions and other employee benefits

Provisions for pensions and other employee benefits are measured annually at the balance sheet date using actuarial methods. The following assumptions were applied to the calculation of the actuarial obligations for the pension plans:

Actuarial assumptions

| | 31 Dec. 2010 | | | 31 Dec. 2009 | | | 31 Dec. 2008 | |
	Germany	Luxembourg	Switzerland	Germany	Luxembourg	Switzerland	Germany	Luxembourg
	%	%	%	%	%	%	%	%
Discount rate	4.90	4.90	2.50	5.30	5.30	3.25	6.25	6.25
Expected return on plan assets[1]	3.89	4.42	4.00	4.60	4.30	4.00	5.85	5.25
Salary growth	3.50	3.50	2.00	3.50	3.50	2.00	3.50	3.50
Pension growth	1.75	1.75	0.25	1.75	1.75	0.25	1.75	2.50
Staff turnover rate	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00

1) The return rate was measured taking the equity component of plan assets for market-oriented parameters into consideration.

The present value of defined benefit obligations (DBO) can be reconciled with the provisions shown in the balance sheet as follows:

Net liability of defined benefit obligations

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Unfunded defined benefit obligations	0.6	0.6	0.6
Partly or wholly funded defined benefit obligations	227.6	183.7	147.0
Defined benefit obligations	**228.2**	**184.3**	**147.6**
Fair value of plan assets	− 172.7	− 123.2	− 104.5
Net unrecognised actuarial losses	− 44.4	− 32.6	− 28.6
Unrecognised past service cost	0	0	− 0.8
Net liability	**11.1**	**28.5**	**13.7**
Amount recognised in the balance sheet			
Other noncurrent assets	− 10.2	− 1.6	− 5.1
Provisions for pensions and other employee benefits	21.3	30.1	18.8
Net liability	**11.1**	**28.5**	**13.7**

Changes in defined benefit obligations

	2010 €m	2009 €m	2008 €m
As at 1 January	184.3	147.6	154.5
Current service cost	14.0	11.5	12.1
Past service cost	2.4	1.9	0
Interest cost	9.7	9.2	8.0
Changes in actuarial losses	16.6	18.0	− 22.5
Benefits paid	− 5.0	− 5.3	− 4.5
Contributions	6.4	0	0
Changes in the basis of consolidation	− 0.2	1.4	0
As at 31 December	**228.2**	**184.3**	**147.6**

The pension-related expenses contained in staff costs in the consolidated income statement are composed of the following items:

Composition of expenses recognised

	2010 €m	2009 €m	2008 €m
Current service cost	14.0	11.5	12.1
Past service cost	2.4	2.7	3.0
Interest cost	9.7	9.2	8.0
Expected return on plan assets	− 5.7	− 6.0	− 7.7
Net actuarial loss recognised	3.5	0.4	0.3
Total	**23.9**	**17.8**	**15.7**

The expected costs of defined benefit plans amount to approximately €24.1 million for the 2011 financial year (for 2010: €19.4 million; for 2009: €13.6 million).

Changes in fair value of plan assets

	2010 €m	2009 €m	2008 €m
As at 1 January	123.2	104.5	132.1
Expected return on plan assets	5.7	6.0	7.7
Actuarial return on plan assets	1.3	13.6	− 51.1
Employer contributions	47.5	3.0	20.3
Benefits paid	− 5.0	− 5.3	− 4.5
Changes in the basis of consolidation	0	1.4	0
As at 31 December	**172.7**	**123.2**	**104.5**

The actual gains on plan assets amounted to €7.0 million in 2010 (2009: gains of €19.6 million; 2008: losses of €38.5 million). The calculation of the expected return on plan assets had been based on return rates of 4.0 to 4.6 percent (2009: 5.25 to 5.85 percent; 2008: 5.55 to 6.15 percent).

Composition of plan assets

	31 Dec. 2010 %	31 Dec. 2009 %	31 Dec. 2008 %
Bonds	45.0	48.0	26.1
Investment funds	44.0	44.0	56.1
Other assets	11.0[1]	8.0[2]	17.8[3]
Total	**100.0**	**100.0**	**100.0**

1) 5.3 percent cash
2) 7.9 percent cash
3) Cash only

Plan assets do not include any of the Group's own financial instruments. Neither do they include any property occupied or other assets used by the Group.

The following table shows the experience adjustments to pension obligations and plan assets:

Adjustments to pension obligations and plan assets

	2010 €m	2009 €m	2008 €m	2007 €m	2006 €m
Actuarial present value of pension obligations	228.2	184.3	147.6	154.5	149.0
Fair value of plan assets	− 172.7	− 123.2	− 104.5	− 132.1	− 115.2
Underfunding	**55.5**	**61.1**	**43.1**	**22.4**	**33.8**
Experience adjustments	1.0	− 16.0	47.7	− 0.8	− 2.4
thereof attributable to plan liabilities	2.3	− 2.4	− 3.4	− 2.3	− 1.9
thereof attributable to plan assets	− 1.3	− 13.6	51.1	1.5	− 0.5

26. Changes in other provisions

Changes in other provisions

	Other noncurrent provisions €m	Tax provisions €m	Other current provisions €m	Total €m
Balance as at 1 Jan. 2008	**118.4**	**273.3**	**205.0**	**596.7**
Reclassification	−59.4[1]	0	59.4[1]	0
Utilisation	−2.7	−87.9	−176.7	−267.3
Reversal	−14.7	−2.6	−32.2	−49.5
Additions	31.3	56.5	28.0	115.8
Balance as at 31 Dec. 2008	**72.9**	**239.3**	**83.5**	**395.7**
Changes in the basis of consolidation	0	0.4	0	0.4
Reclassification	−2.6[2]	−1.7	24.5[2]	20.2
Utilisation	−3.0	−6.8	−51.1	−60.9
Reversal	−13.5	0	−13.3	−26.8
Additions	26.7	85.6	23.8	136.1
Balance as at 31 Dec. 2009	**80.5**	**316.8**	**67.4**	**464.7**
Changes in the basis of consolidation	0	0	0.1	0.1
Reclassification	−28.3[1]	−6.9	35.2[1]	0
Utilisation	−6.4	−31.3	−51.4	−89.1
Reversal	−5.2	−20.2	−16.9	−42.3
Additions	46.0	86.6	100.4	233.0
Balance as at 31 Dec. 2010	**86.6**	**345.0**	**134.8**	**566.4**

1) Primarily reclassification of provisions for anticipated losses and provisions for the Stock Bonus Plan from noncurrent to current provisions
2) Primarily reclassification of the Stock Bonus Plan to provisions and of provisions for anticipated losses and restructuring from noncurrent to current provisions

27. Other noncurrent provisions

Other noncurrent provisions have more than one year to maturity.

Changes of other noncurrent provisions

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Provision for restructuring and efficiency measures	55.1	17.6	38.5
Provision for pension obligations to IHK[1]	9.4	9.1	8.2
Provision for Stock Bonus Plan	8.4	17.6	0
Provision for early retirement benefits	3.2	4.5	5.6
Provisions for anticipated losses	4.7	23.5	12.0
Miscellaneous	5.8	8.2	8.6
Total	**86.6**	**80.5**	**72.9**
thereof with remaining maturity between 1 and 5 years	73.5	68.4	65.5
thereof with remaining maturity of more than 5 years	13.1	12.1	7.4

1) Industrie- und Handelskammer (Chamber of Commerce)

Provisions for restructuring include provisions amounting to €11.2 million (2009: €16.4 million; 2008: €27.4 million) for the restructuring and efficiency programme resolved in September 2007 as well as €40.8 million for the programme resolved in 2010 to increase operational performance.

Provisions for pension obligations to the Industrie- und Handelskammer (IHK, Chamber of Commerce) are recognised on the basis of the number of eligible employees. Provisions for early retirement benefits are calculated on the basis of the active and former employees involved.

For details on the Stock Bonus Plan, see note 45.

As at 31 December 2010, the provisions for anticipated losses contained provisions for anticipated losses from rental expenses amounting to €14.8 million (2009: €29.8 million; 2008: €16.4 million), of which €10.1 million (2009: €6.3 million; 2008: €4.4 million) were allocated to current provisions. The provisions classified as noncurrent are not expected to be utilised before 2012. The level of provisions was calculated on the basis of existing rental agreements for each building. Depending on the remaining maturity of the respective provisions, a discount rate of 1.01 percent or 1.85 percent was applied (2009: 2.40 percent; 2008: 2.70 percent). The position includes interest rate effects amounting to €0.1 million (2009: €0.3 million; 2008: €0.4 million) mainly from the discount rate change (2009: €0.2 million; 2008: €0.2 million).

28. Liabilities

The euro and US dollar bonds reported under "interest-bearing liabilities" and a hybrid bond denominated in euros have a carrying amount of €1,444.0 million (2009: €1,503.7 million; 2008: €1,512.4 million) and a fair value of €1,537.3 million (2009: €1,596.5 million; 2008: €1,488.1 million).

Interest-bearing liabilities include a loan of €11.2 million (2009: €11.2 million; 2008: nil) granted to STOXX Ltd. by SIX Group AG.

The liabilities recognised in the balance sheet were not secured by liens or similar rights, neither as at 31 December 2010 nor as at 31 December 2009 nor as at 31 December 2008.

As at 31 December 2010 the following debt instruments were outstanding:

Debt instruments of Deutsche Börse AG

Type	Issue volume	Term	Maturity	Coupon p.a.
Fixed-rate bearer bond	€ 650 m	5 years	April 2013	5.00%
Series A bond	US$170 m	7 years	June 2015	5.52%
Series B bond	US$220 m	10 years	June 2018	5.86%
Series C bond	US$ 70 m	12 years	June 2020	5.96%
Hybrid bond[3)	€ 550 m	30 years[1)	June 2038	7.50%[2)

1) Early termination right after 5 and 10 years and in each year thereafter
2) Until June 2013: fixed-rate 7.50 percent p.a.; from June 2013 to June 2018: fixed-rate mid swap + 285 basis points; from June 2018: variable interest rate (Euro interbank offered rate for 12-month Euro deposits (EURIBOR), plus an annual margin of 3.85 percent)
3) In financial year 2009, €4 million (nominal amount) was repurchased; in financial year 2010, a further €89 million was repurchased.

29. Tax provisions

Composition of tax provisions

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Income tax expense: current year	45.6	42.2	53.6
Income tax expense: previous years	256.5	265.1	177.3
Capital tax and value added tax	42.9	9.5	8.4
Total	**345.0**	**316.8**	**239.3**

30. Other current provisions

Composition of other current provisions

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Provision for restructuring and efficiency measures[1]	43.4	23.2	17.1
Interest on taxes	26.9	0	0
Recourse, litigation and interest rate risks	22.1	15.2	15.1
Provisions for Stock Bonus Plan	20.6	7.3	0
Provisions for anticipated losses	10.1	6.3	4.4
Phantom stock options	0.6	4.5	33.6
Rent and incidental rental costs	4.2	1.1	2.7
Miscellaneous	6.9	9.8	10.6
Total	**134.8**	**67.4**	**83.5**

1) Thereof provisions amounting to €3.4 million (2009: €4.5 million; 2008: €10.5 million) for the restructuring and efficiency programme resolved in 2007 and provisions amounting to €34.1 million for the programme to increase operational performance adopted in 2010.

For details on share-based payments, see note 45. For details on noncurrent anticipated losses, see note 27.

31. Liabilities from banking business

The liabilities from banking business are attributable solely to the Clearstream subgroup.

Composition of liabilities from banking business

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Customer deposits from securities settlement business	7,390.6	6,096.9	6,896.5
Issued commercial paper	202.3	180.0	35.0
Money market borrowings	185.3	910.6	712.8
Overdrafts on nostro accounts	25.0	30.3	165.5
Forward foreign exchange transactions – "held for trading" category	15.1	0	92.9
Interest liabilities	3.0	2.8	13.5
Forward foreign exchange transactions – cash flow hedges	0.7	0.4	0
Fair value hedges – interest rate swaps	0	0	0.1
Total[1]	**7,822.0**	**7,221.0**	**7,916.3**

1) Payables to associates amounted to €0.1 million (2009: €197.9 million; 2008: €278.0 million), see note 46

Remaining maturity of liabilities from banking business

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Not more than 3 months	7,820.1	7,220.7	7,916.3
More than 3 months but not more than 1 year	1.9	0.3	0
Total	**7,822.0**	**7,221.0**	**7,916.3**

32. Cash deposits by market participants

Composition of cash deposits by market participants

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Liabilities from margin payments to Eurex Clearing AG by members	6,060.1	4,737.0	10,216.2
Liabilities from cash deposits by participants in equity trading	4.1	4.5	4.5
Total	**6,064.2**	**4,741.5**	**10,220.7**

33. Other current liabilities

Composition of other current liabilities

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Payables to Eurex participants	68.3	37.0	23.6
Special payments and bonuses	46.1	36.2	56.7
Interest payable	42.0	45.7	45.7
Tax liabilities (excluding income taxes)	30.0	21.8	25.7
Earn-out component	14.2	0	0
Vacation entitlements, flexitime and overtime credits	12.6	12.1	14.7
Derivatives	0.9	1.3	0.6
Issued commercial paper	0	99.9	201.2
Puttable instruments	0	2.2[1]	0
Miscellaneous	31.8	28.7	43.9
Total	**245.9**	**284.9**	**412.1**

1) See note 35.

34. Maturity analysis of financial assets and liabilities

Underlying contractual maturities of the financial assets and liabilities at the balance sheet date for the financial years 2010 and 2009

	Contractual maturity	
	Demand	
	2010 €m	2009 €m
Non-derivative financial liabilities		
Interest-bearing liabilities[1]	0	0
Other noncurrent financial liabilities	0	0
Liabilities from finance lease transactions (gross)	0	0
Non-derivative liabilities from banking business	7,600.1	7,036.9
Trade payables, payables to associates, payables to other investors and other current liabilities	15.1	0
Cash deposits by market participants	6,064.2	4,741.5
Other bank loans and overdrafts	20.1	0
Total non-derivative financial liabilities (gross)	**13,699.5**	**11,778.4**
less non-derivative financial assets:		
Noncurrent receivables and securities from banking business	0	0
Other noncurrent financial instruments and other loans	0	0
Other non-derivative noncurrent financial assets	0	0
Current receivables and securities from banking business	− 4,048.8	− 3,498.9
Trade receivables, associate receivables, receivables from other investors and other current assets	− 72.1	0
Restricted bank balances	− 5,237.1	− 2,751.2
Other cash and bank balances	− 325.4	− 366.4
Total non-derivative financial assets	**− 9,683.4**	**− 6,616.5**
Total non-derivative financial liabilities (net)	**4,016.1**	**5,161.9**
Derivatives and financial instruments of Eurex Clearing AG		
Financial liabilities and derivatives of Eurex Clearing AG	14,823.5	32,382.4
less financial assets and derivatives of Eurex Clearing AG	− 14,823.5	− 32,382.4
Cash inflow – derivatives and hedges		
Cash flow hedges	0	0
Fair value hedges	0	0.1
Derivatives held for trading	2,003.3	1,110.8
Cash outflow – derivatives and hedges		
Cash flow hedges	0	0
Fair value hedges	0	0
Derivatives held for trading	− 1,999.6	− 1,098.9
Total derivatives and hedges	**3.6**	**12.0**

1) Included in noncurrent interest-bearing liabilities and other current liabilities
2) Includes the traditional options in the amount of €19,099.8 million (2009: €23,816.7 million). The various series have different maximum durations: 36 months for single-stock-futures, 60 months for equity options, 9 months for index futures and 119 months for index options. As the respective asset and liability sides of the options are always of the same duration, no analysis of the individual durations is presented for reasons of immateriality, and the total outstanding is presented as having a contractual maturity of not more than 3 months.

Contractual maturity								Reconciliation to carrying amount		Carrying amount	
Not more than 3 months		More than 3 months but not more than 1 year		More than 1 year but not more than 5 years		Over 5 years					
2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m	2010 €m	2009 €m
0	0	91.3	91.7	1,476.5	1,499.7	253.2	348.0	−365.8	−424.5	1,455.2	1,514.9
0	0	0	0	0	0	0	0	4.6	0	4.6	0
0	0.2	0	0.4	0	0	0	0	0	−0.1	0	0.5
207.6	180.7	1.3	0	0	0	0	0	−2.8	3.0	7,806.2	7,220.6
202.9	353.9	0.3	45.7	0	0	0	0	140.4	0	358.7	399.6
0	0	0	0	0	0	0	0	0	0	6,064.2	4,741.5
0	0	0	0	0	0	0	0	0	0	20.1	0
410.5	**534.8**	**92.9**	**137.8**	**1,476.5**	**1,499.7**	**253.2**	**348.0**	**−223.6**	**−421.6**	**15,709.0**	**13,877.1**
−16.2	−4.3	−44.6	−18.4	−1,021.7	−896.3	−729.2	−660.0	256.1	110.8	−1,555.6	−1,468.2
0	0	0	−0.1	−5.2	−4.1	0	−16.5	−72.6	−68.3	−77.8	−89.0
−3.6	0	0	0	0	0	0	0	−13.5	−5.6	−17.1	−5.6
−3,224.0	−3,438.3	−334.2	−247.1	0	0	0	0	6.7	10.4	−7,600.3	−7,173.9
−233.8	−384.6	0	0	0	0	0	0	−39.5	0	−345.4	−384.6
−948.1	−1,994.4	0	0	0	0	0	0	−0.6	0	−6,185.8	−4,745.6
−472.0	−193.3	0	0	0	0	0	0	0.3	0	−797.1	−559.7
−4,897.7	**−6,014.9**	**−378.8**	**−265.6**	**−1,026.9**	**−900.4**	**−729.2**	**−676.5**	**136.9**	**47.3**	**−16,579.1**	**−14,426.6**
−4,487.2	**−5,480.1**	**−285.9**	**−127.8**	**449.6**	**599.3**	**−476.0**	**−328.5**	**−86.7**	**−374.3**	**−870.1**	**−549.5**
98,448.3[2]	98,676.6[2]	15,551.9	12,119.4	0	0	0	0	0	0	128,823.7	143,178.4
−98,448.3[2]	−98,676.6[2]	−15,551.9	−12,119.4	0	0	0	0	0	0	−128,823.7	−143,178.4
5.8	4.5	17.5	13.5	18.0	0	27.0	0				
1.3	0.1	3.4	0.7	6.0	2.1	0	0				
1,331.8	1,148.6	20.4	0	0	0	0	0				
−5.7	−4.6	−17.1	−14.2	−25.8	−0.4	−31.6	0				
−0.3	−1.3	−0.8	−3.4	−1.2	−10.5	0	0				
−1,320.8	−1,142.1	−20.0	−0.6	0	0	0	0				
12.2	**5.2**	**3.4**	**−4.0**	**−3.0**	**−8.8**	**−4.6**	**0**				

Underlying contractual maturities of the financial assets and liabilities at the balance sheet date for the financial years 2009 and 2008

	Contractual maturity	
	Demand	
	2009 **€m**	**2008** **€m**
Non-derivative financial liabilities		
Interest-bearing liabilities[1]	0	0
Other noncurrent financial liabilities	0	0
Liabilities from finance lease transactions (gross)	0	0
Non-derivative liabilities from banking business	7,036.9	7,814.0
Trade payables, payables to associates, payables to other investors and other current liabilities	0	0
Cash deposits by market participants	4,741.5	10,220.7
Total non-derivative financial liabilities (gross)	**11,778.4**	**18,034.7**
less non-derivative financial assets:		
Noncurrent receivables and securities from banking business	0	0
Other noncurrent financial instruments and other loans	0	0
Other non-derivative noncurrent financial assets	0	0
Current receivables and securities from banking business	− 3,498.9	− 4,888.6
Trade receivables, associate receivables, receivables from other investors and other current assets	0	0
Restricted bank balances	− 2,751.2	− 10,364.7
Other cash and bank balances	− 366.4	− 370.5
Total non-derivative financial assets	**− 6,616.5**	**− 15,623.8**
Total non-derivative financial liabilities (net)	**5,161.9**	**2,410.9**
Derivatives and financial instruments of Eurex Clearing AG		
Financial liabilities and derivatives of Eurex Clearing AG	32,382.4	14,075.2
less financial assets and derivatives of Eurex Clearing AG	− 32,382.4	− 14,075.2
Cash inflow – derivatives and hedges		
Cash flow hedges	0	0
Fair value hedges	0.1	0
Derivatives held for trading	1,110.8	70.1
Cash outflow – derivatives and hedges		
Cash flow hedges	0	0
Fair value hedges	0	0
Derivatives held for trading	− 1,098.9	− 60.1
Total derivatives and hedges	**12.0**	**10.0**

1) Included in noncurrent interest-bearing liabilities and other current liabilities
2) Includes the traditional options and option premiums of future-style options in the amount of €23,816.7 million (2008: €37,840.8 million). The various series have different maximum durations: 36 months for single-stock futures, 60 months for equity options, 9 months for index futures and 119 months for index options. As the respective asset and liability sides of the options are always of the same duration, no analysis of the individual durations is presented for reasons of immateriality, and the total outstanding is presented as having a contractual maturity of not more than 3 months.

	Contractual maturity								Reconciliation to carrying amount		Carrying amount	
	Not more than 3 months		More than 3 months but not more than 1 year		More than 1 year but not more than 5 years		Over 5 years					
	2009 €m	2008 €m	2009 €m	2008 €m	2009 €m	2008 €m	2009 €m	2008 €m	2009 €m	2008 €m	2009 €m	2008 €m
	0	0	91.7	92.6	1,499.7	1,571.5	348.0	427.1	−424.5	−578.3	1,514.9	1,512.9
	0	0	0	0	0	2.6	0	0	0	0	0	2.6
	0.2	0	0.4	0	0	0	0	0	−0.1	0	0.5	0
	180.7	9.3	0	0	0	0	0	0	3.0	0	7,220.6	7,823.3
	353.9	496.2	45.7	45.7	0	0	0	0	0	0	399.6	541.9
	0	0	0	0	0	0	0	0	0	0	4,741.5	10,220.7
	534.8	**505.5**	**137.8**	**138.3**	**1,499.7**	**1,574.1**	**348.0**	**427.1**	**−421.6**	**−578.3**	**13,877.1**	**20,101.4**
	−4.3	0	−18.4	0	−896.3	−327.8	−660.0	−428.5	110.8	0	−1,468.2	−756.3
	0	0	−0.1	0	−4.1	0	−16.5	0	−68.3	−59.6	−89.0	−59.6
	0	0	0	0	0	0	0	0	−5.6	−13.1	−5.6	−13.1
	−3,438.3	−3,144.0	−247.1	−386.0	0	0	0	0	10.4	0	−7,173.9	−8,418.6
	−384.6	−276.1	0	0	0	0	0	0	0	0	−384.6	−276.1
	−1,994.4	0	0	0	0	0	0	0	0	0	−4,745.6	−10,364.7
	−193.3	−112.3	0	0	0	0	0	0	0	0	−559.7	−482.8
	−6,014.9	**−3,532.4**	**−265.6**	**−386.0**	**−900.4**	**−327.8**	**−676.5**	**−428.5**	**47.3**	**−72.7**	**−14,426.6**	**−20,371.2**
	−5,480.1	**−3,026.9**	**−127.8**	**−247.7**	**599.3**	**1,246.3**	**−328.5**	**−1.4**	**−374.3**	**−651.0**	**−549.5**	**−269.8**
	98,676.6[2]	95,813.9[2]	12,119.4	11,795.2	0	0	0	0	0	0	143,178.4	121,684.3
	−98,676.6[2]	−95,813.9[2]	−12,119.4	−11,795.2	0	0	0	0	0	0	−143,178.4	−121,684.3
	4.5	6.4	13.5	32.1	0	−4.1	0	0				
	0.1	1.3	0.7	5.3	2.1	15.2	0	0				
	1,148.6	2,031.5	0	59.5	0	0	0	0				
	−4.6	−6.7	−14.2	−37.0	−0.4	5.7	0	0				
	−1.3	−2.2	−3.4	−5.4	−10.5	−17.2	0	0				
	−1,142.1	−1,980.1	−0.6	−57.4	0	0	0	0				
	5.2	**50.2**	**−4.0**	**−2.9**	**−8.8**	**−0.4**	**0**	**0**				

35. Classification of financial instruments under IAS 39

The following table shows an analysis of the financial instruments in the consolidated balance sheet in accordance with their classification under IAS 39 as well as the corresponding carrying amounts:

Classification of financial instruments

Consolidated balance sheet item (classification)	Note	Category	Measured at	Carrying amount		
				31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Other equity investments	16	AFS[1]	Historical cost	47.0	46.9	32.5
		AFS[1]	Fair value	17.7	13.1	20.3
Noncurrent receivables and securities from banking business	16	AFS[1]	Fair value	1,380.6	1,268.2	556.3
		Loans and receivables	Amortised cost	175.0	200.0	200.0
Other financial instruments	16	AFS[1]	Fair value	12.1	29.0	6.8
Other loans	16	Loans and receivables	Amortised cost	1.0	0	0
Other noncurrent assets	17, 18	Cash flow hedges	Fair value	10.6	0	0
		Loans and receivables	Amortised cost	3.7	0	0
		Held for trading	Fair value	0	0	0.4
Financial instruments of Eurex Clearing AG	19	Held for trading	Fair value	128,823.7	143,178.4	121,684.3
Current receivables and securities from banking business	20	AFS[1]	Fair value	570.3	720.1	479.1
		Cash flow hedges	Fair value	0	0	9.1
		Loans and receivables	Amortised cost	7,012.8	6,453.8	7,939.5
		Derivatives held for trading	Fair value	2.2	18.5	0.3
Trade receivables	21	Loans and receivables	Amortised cost	212.1	207.4	210.7
Associate receivables		Loans and receivables	Amortised cost	5.6	8.6	5.7
Receivables from other investors		Loans and receivables	Amortised cost	4.4	1.5	1.0
Other current assets	18, 22	Held for trading	Fair value	0.5	0.3	1.8
		Loans and receivables	Amortised cost	83.2	131.3	19.2
		AFS[1]	Fair value	17.2	5.2	0
Restricted bank balances	23	Loans and receivables	Amortised cost	6,185.8	4,745.6	10,364.7
Other cash and bank balances		Loans and receivables	Amortised cost	797.1	559.7	482.8
Interest-bearing liabilities (excluding finance leases)	28	Liabilities at amortised cost	Amortised cost	1,110.4	1,195.8	1,186.8
		Net investment hedge[2]	Amortised cost	344.8	319.1	325.6

Consolidated balance sheet item (classification)	Note	Category	Measured at	Carrying amount		
				31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Other noncurrent liabilities	18	Cash flow hedges	Fair value	0	0.4	1.2
		Fair value hedges	Fair value	5.0	5.9	4.2
		Held for trading	Fair value	0	0	0.4
		Puttable instruments[3]	Fair value	0	0	1.4
Financial instruments of Eurex Clearing AG		Held for trading	Fair value	128,823.7	143,178.4	121,684.3
Liabilities from banking business	31	Liabilities at amortised cost	Amortised cost	7,806.2	7,220.6	7,823.3
		Derivatives held for trading	Fair value	15.1	0	92.9
		Fair value hedges	Fair value	0	0	0.1
		Cash flow hedges	Fair value	0.7	0.4	0
Other bank loans and overdrafts	39	Liabilities at amortised cost	Amortised cost	20.1	0	0
Trade payables		Liabilities at amortised cost	Amortised cost	96.5	95.1	112.3
Payables to associates		Liabilities at amortised cost	Amortised cost	4.0	9.2	8.7
Payables to other investors		Liabilities at amortised cost	Amortised cost	13.6	13.9	9.4
Cash deposits by market participants	32	Liabilities at amortised cost	Amortised cost	6,064.2	4,741.5	10,220.7
Other current liabilities	18	Cash flow hedges	Fair value	0	0.4	0.6
	33	Liabilities at amortised cost	Amortised cost	129.2	195.9	246.9
		Puttable instruments[3]	Fair value	0	2.2	0
		Derivatives held for trading	Fair value	0.9	0.9	0

1) Available-for-sale (AFS) financial assets
2) This relates to the private placements designated as hedging instruments of a net investment hedge (see note 18). The hedge is measured at amortised cost in US dollar, the translation of the US dollar private placements into euro is based on the closing rate.
3) These were puttable equity instruments in accordance with IAS 32.18b that were attributable to the non-controlling shareholder and were required to be measured at fair value at the respective balance sheet date.

The carrying amount of other loans, current receivables and other assets as well as current and noncurrent receivables from banking business measured at amortised cost, restricted bank balances, and other cash and bank balances corresponds to their fair value.

The "other equity investments" item, which is carried at historical cost less any impairment losses, comprises non-listed equity instruments whose fair value generally cannot be reliably determined on a continuous basis. Their fair value is estimated to be close to their carrying amount.

The bonds reported under interest-bearing liabilities have a fair value of €1,174.2 million (2009: €1,258.0 million; 2008: €1,128.8 million). The fair values are the quoted prices of the bonds. The fair value of the private placements is €363.1 million (2009: €327.3 million; 2008: €359.3 million). This figure was calculated as the present value of the cash flows relating to the private placements on the basis of market parameters.

The carrying amount of current liabilities and cash deposits by market participants represents a reasonable approximation of fair value.

The financial assets and liabilities that are measured at fair value are to be allocated to the following three hierarchy levels: financial assets and liabilities are to be allocated to level 1 if there is a quoted price for identical assets and liabilities in an active market. They are allocated to level 2 if the inputs on which the fair value measurement is based are observable either directly (as prices) or indirectly (derived from prices). Financial assets and liabilities are allocated to level 3 if the fair value is determined on the basis of unobservable inputs.

As at 31 December 2010, the financial assets and liabilities that are measured at fair value were allocated to the following hierarchy levels:

Fair value hierarchy

	Fair value as at 31 Dec. 2010 €m	thereof attributable to:		
		Level 1 €m	Level 2 €m	Level 3 €m
ASSETS				
Financial assets held for trading				
Derivatives				
Financial instruments of Eurex Clearing AG	128,823.7	128,823.7	0	0
Other noncurrent assets	10.6	0	10.6	0
Other current assets	2.7	0	2.7	0
Total	**128,837.0**	**128,823.7**	**13.3**	**0**
Available-for-sale financial assets				
Equity instruments				
Other equity investments	17.7	13.3	4.4	0
Total	**17.7**	**13.3**	**4.4**	**0**
Debt instruments				
Other financial instruments	12.1	12.1	0	0
Current receivables and securities from banking business	570.3	570.3	0	0
Other current assets	17.2	17.2	0	0
Noncurrent receivables and securities from banking business	1,380.6	1,380.6	0	0
Total	**1,980.2**	**1,980.2**	**0**	**0**
Total assets	**130,834.9**	**130,817.2**	**17.7**	**0**
LIABILITIES				
Financial liabilities held for trading				
Derivatives				
Financial instruments of Eurex Clearing AG	128,823.7	128,823.7	0	0
Other noncurrent liabilities	5.0	0	5.0	0
Other current liabilities	0.9	0	0.9	0
Liabilities from banking business	15.8	0	15.8	0
Total liabilities	**128,845.4**	**128,823.7**	**21.7**	**0**

By comparison, the financial assets and liabilities measured at fair value as at 31 December 2009 were allocated to the hierarchy levels as follows:

Fair value hierarchy

	Fair value as at 31 Dec. 2009 €m	thereof attributable to:		
		Level 1 €m	Level 2 €m	Level 3 €m
ASSETS				
Financial assets held for trading				
Derivatives				
Financial instruments of Eurex Clearing AG	143,178.4	143,178.4	0	0
Current receivables and securities from banking business	18.5	0	18.5	0
Other current assets	0.3	0	0.3	0
Total	**143,197.2**	**143,178.4**	**18.8**	**0**
Available-for-sale financial assets				
Equity instruments				
Other equity investments	13.1	9.3	3.8	0
Total	**13.1**	**9.3**	**3.8**	**0**
Debt instruments				
Other financial instruments	29.0	29.0	0	0
Current receivables and securities from banking business	720.1	720.1	0	0
Other current assets	5.2	5.2	0	0
Noncurrent receivables and securities from banking business	1,268.2	1,268.2	0	0
Total	**2,022.5**	**2,022.5**	**0**	**0**
Total assets	**145,232.8**	**145,210.2**	**22.6**	**0**
LIABILITIES				
Financial liabilities held for trading				
Derivatives				
Financial instruments of Eurex Clearing AG	143,178.4	143,178.4	0	0
Other current liabilities	0.9	0	0.9	0
Puttable instruments				
Other current liabilities	2.2	0	0	2.2
Total liabilities	**143,181.5**	**143,178.4**	**0.9**	**2.2**

Only puttable equity instruments were allocated to hierarchy level 3 in the previous year. As a result of measuring these instruments at fair value, an amount of €0.8 million was recognised in other operating expenses in the previous year.

Consolidated cashflow statement disclosures

36. Cash flows from operating activities

After adjustments to net profit for the year for non-cash items, cash flows from operating activities amount to €943.9 million (2009: €801.5 million; 2008: €1,278.9 million). Cash flows from the net financial result (net interest income and result from equity investments) have been allocated to operating activities.

Noncurrent provisions decreased by €2.9 million in the year under review (2009: increase by €19.3 million; 2008: decrease by €47.5 million). This is primarily due to the decrease of €8.8 million in provisions for pensions and other employee benefits (see note 25). This was partially offset by an increase in other noncurrent provisions by €5.9 million.

The increase in depreciation, amortisation and impairment losses of €14.4 million (2009: increase of €432.0 million; 2008: increase of €11.1 million) is primarily due to significant impairment losses recognised on intangible assets of ISE amounting to €453.3 million (2009: €415.6 million; 2008: nil). This increase is offset by a decline in other impairment losses of €8.4 million and in planned depreciation and amortisation of €14.9 million.

The reduction in deferred tax income of €14.1 million (2009: increase of €190.4 million; 2008: increase of €14.4 million) is primarily due to a year-on-year rise in deferred tax expense at ISE.

The other non-cash income/expense consists of the following items:

Composition of other non-cash income/expense

	2010 €m	2009 €m	2008 €m
Fair value measurement of forward foreign exchange transactions Clearstream	18.5	− 18.2	0
Equity method measurement	− 6.3	10.9	− 5.0
Gains on the disposal of subsidiaries and equity investments	0	− 16.5	− 9.4
Exchange rate differences relating to the short-term financing of the acquisition of ISE	0	0	− 18.5
Miscellaneous	− 13.2	29.7	36.2
Total	**− 1.0**	**5.9**	**3.3**

The decrease of €50.4 million in current receivables and other assets is primarily the result of a decline of €37.6 million in current assets and a decline of €27.0 million in tax receivables due to tax refunds. This was offset by an increase in other noncurrent assets by €11.5 million. In the previous year, current assets had been impacted mainly by the receivable from the termination of the financial loss liability insurance policy; the receivable was settled in 2010.

The increase of €152.7 million in current liabilities is primarily due to a rise of €63.0 million in other current liabilities, of €66.3 million in current provisions and of €27.8 million in tax provisions. The increase in current liabilities was caused in particular by higher CCP positions at the reporting date, while provisions rose mainly as a result of the restructuring and efficiency programme implemented in 2010 and additions to provisions for interest and taxes.

37. Cash flows from investing activities

Composition of payments to acquire noncurrent assets (excluding other noncurrent assets)

	2010 €m	2009 €m	2008 €m
Investment in intangible assets and property, plant and equipment			
Payments to acquire intangible assets	56.2	135.3	40.1
Payments to acquire property, plant and equipment	77.7	37.0	54.4
Total payments to acquire intangible assets, property, plant and equipment	**133.9**	**172.3**	**94.5**
Payments to acquire noncurrent financial instruments	771.0	1,113.9	344.0
Payments to acquire investments in associates	6.8	1.4	122.3
Total	**911.7**	**1,287.6**	**560.8**

The acquisition of shares in subsidiaries had led to a cash outflow of €51.0 million in 2009. It related to the acquisition of shares in STOXX Ltd., Market News International Inc. and Need to Know News, LLC.

Payment to acquire subsidiaries

	2009 €m
Purchase price	97.9
thereof earnout components outstanding	−18.0
less cash received	−28.9
Historical cost	**51.0**
Intangible assets	−394.7
Other noncurrent assets	−1.0
Receivables and other current assets	−16.7
Current and noncurrent liabilities	92.6
Non-controlling interests, revaluation surplus	288.5
Total assets and liabilities acquired	**−31.3**
Adjustment to earnout components recognised as liabilities	18.0
Remaining difference	**37.7**

In 2010 Avox Ltd. was sold. In the previous financial year, Scoach Holding S.A. was deconsolidated and accounted for as an associate. In 2008 cash amounting to €24.6 million had been surrendered in connection with the merger of ISE Stock Exchange, LLC and Direct Edge Holdings, LLC.

Effects of the disposal of subsidiaries, net of cash disposed

	2010 €m	2009 €m	2008 €m
Disposal proceeds	11.3	0	0
less cash disposed	−0.9	−5.9	−24.6
Proceeds from the disposal of (shares in) subsidiaries and other equity investments, net of cash disposed	**10.4**	**−5.9**	**−24.6**
less assets and liabilities disposed			
Property, plant and equipment	0	0	−0.3
Other noncurrent assets	−0.4	−1.8	0
Receivables and other current assets	−2.6	−14.1	−2.9
Non-controlling interests	0	14.3	22.7
Merger of capital into Direct Edge Holdings, LLC	0	0	2.5
Current liabilities	3.0	7.5	2.6
Gains on the disposal of equity investments	**10.4**	**0**	**0**

The net cash proceeds from the sale of available-for-sale noncurrent financial instruments amounted to €393.5 million (2009: €88.7 million; 2008: €19.9 million). The cash inflows for 2010 were mainly the result of maturing securities, the sale of securities and the settlement of interest-bearing collateralised receivables. In previous years, the proceeds largely corresponded to the repayment at maturity of fixed-income securities.

38. Cash flows from financing activities

Net cash received from non-controlling shareholders relates to the establishment of the companies REGIS-TR S.A. and LuxCSD S.A. Net cash received from non-controlling shareholders in the previous year related to the acquisition of STOXX Ltd.; €20.4 million was paid into the company's reserves in connection with this transaction. As part of the transaction, STOXX Ltd. took out long-term loans amounting to €11.1 million and short-term funds amounting to €3.7 million from non-controlling shareholders. The short-term funds were repaid in 2010.

Repayment of long-term financing of €94.3 million (2009: €3.9 million) relates to the repurchase of the hybrid bond issued in 2008. In 2008, the senior bond issued in 2003 in the amount of €500.0 million was repaid.

Proceeds from long-term financing of €1,481.6 million reported in the year 2008 relate to the acquisition of ISE in financial year 2007. Cash outflow from repayments of short-term financing in the amount of €1,341.7 million in 2008 are also related to ISE; the bridge loan was replaced by long-term debt.

In addition, Deutsche Börse AG utilises a commercial paper programme to ensure appropriate liquidity. No commercial paper was outstanding as at 31 December 2010 (31 December 2009: nominal value €100.0 million; 31 December 2008: €202.0 million).

In 2010, a dividend of €390.5 million was distributed for 2009 (in 2009 for 2008: €390.2 million; in 2008 for 2007: €403.0 million). In addition, Deutsche Börse AG purchased treasury shares for a total of €380.5 million in 2008 and none in 2010 or 2009.

39. Reconciliation to cash and cash equivalents

Reconciliation to cash and cash equivalents

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Cash and bank balances	6,982.9	5,305.3	10,847.5
less bank loans and overdrafts	− 20.1	0	0
	6,962.8	**5,305.3**	**10,847.5**
Reconciliation to cash and cash equivalents			
Current receivables from banking business	7,585.3	7,192.4	8,428.0
less loans to banks and customers with an original maturity of more than 3 months	− 537.1	− 272.4	− 202.1
less available-for-sale debt instruments	− 570.3	− 448.1	− 331.9
less available-for-sale fixed-income securities – money market instruments with an original maturity of more than 3 months	0	− 82.0	− 147.2
less derivative assets	0	− 18.5	− 9.1
Current liabilities from banking business	− 7,822.0	− 7,221.0	− 7,916.3
less derivative assets	0	0.4	0
Current liabilities from cash deposits by market participants	− 6,064.2	− 4,741.5	− 10,220.7
	− 7,408.3	**− 5,590.7**	**− 10,399.3**
Cash and cash equivalents	**− 445.5**	**− 285.4**	**448.2**

Cash and cash equivalents include in particular cash and bank balances, except for amounts related to the investment of restricted funds deposited by market participants. Receivables and liabilities from banking business

with an original maturity of more than three months are included in cash flows from investing activities, while items with an original maturity of three months or less are contained in cash and cash equivalents.

In accordance with IAS 7 "Cash Flow Statements", cash flows arising from transactions in a foreign currency are recorded in the entity's functional currency. To this end, the foreign currency amount is translated into the functional currency at the exchange rate between the entity's functional currency and the foreign currency at the date of the cash flow.

Cash flows of a subsidiary in a different functional currency than that of the parent are adjusted by non-cash exchange rate differences arising from the translation into the functional currency, the euro.

The effect of exchange rate differences on cash and cash equivalents held in a foreign currency is reported separately in the cash flow statement in order to reconcile cash and cash equivalents at the beginning and the end of the period. The effect of exchange rate differences on cash and cash equivalents in financial year 2010 amounted to €4.0 million (2009: €2.5 million; 2008: €11.7 million).

Cash and bank balances as at 31 December 2010 included restricted bank balances amounting to €6,185.8 million (2009: €4,745.6 million; 2008: €10,364.7 million); for details see note 23.

Other disclosures

40. Earnings per share

Under IAS 33, earnings per share are calculated by dividing the net profit for the year attributable to shareholders of the parent company (net income) by the weighted average number of shares outstanding.

In order to determine the average number of shares, the shares repurchased and reissued under the Group Share Plan (GSP) were included ratably in the calculation. In order to determine diluted earnings per share, the number of potentially dilutive ordinary shares that may be acquired under the Stock Bonus Plan (SBP) or the ISE Group Share Plan, respectively (see also note 45), was added to the average number of shares. In order to calculate the number of potentially dilutive ordinary shares, the exercise prices were adjusted by the fair value of the services still to be provided.

In contrast to the previous year, the 2008 tranche of SBP shares and the tranches of the GSP were no longer classified as potentially dilutive in 2010, because the Company resolved to settle in cash the entitlements of these tranches. The calculation of the number of potentially dilutive ordinary shares for 2009 and 2008 was adjusted accordingly. In order to determine diluted earnings per share, all SBP tranches for which cash settlement has not been resolved are assumed to be settled with equity instruments – regardless of actual accounting in accordance with IFRS 2.

There were the following potentially dilutive rights to purchase shares as at 31 December 2010:

Calculation of the number of potentially dilutive ordinary shares

Tranche	Exercise price	Adjusted exercise price in accordance with IAS 33	Average number of outstanding options	Average price for the period[1]	Number of potentially dilutive ordinary shares
	€	€	2010	€	as at 31 Dec. 2010
2008[2]	0	0.97	105,994	51.59	104,001
2009[3]	0	14.95	181,479	51.59	128,890
2010[4]	0	32.54	179,103	51.59	66,135
Total					**299,026**

1) Volume-weighted average price of Deutsche Börse AG shares on Xetra for the period 1 January to 31 December 2010

2) This relates to rights to Group Share Plan (GSP) of ISE.
3) This relates to rights to shares under the Stock Bonus Plan (SBP) for Executive Board members and senior executives as well as rights to GSP shares of ISE. The options on SBP shares of ISE (69,357 options) are not dilutive as at 31 December 2010.
4) This relates to rights to SBP shares for senior executives of Deutsche Börse Group and of ISE.

As the volume-weighted average share price was higher than the adjusted exercise prices for the 2008 to 2010 tranches, these stock options are considered dilutive under IAS 33.

Calculation of earnings per share (basic and diluted)	2010[1]	2009[2]	2008[2]
Number of shares outstanding as at beginning of period	185,922,690	185,790,599	191,888,548
Number of shares outstanding as at end of period	185,942,801	185,922,690	185,790,599
Weighted average number of shares outstanding	185,937,908	185,859,470	190,529,299
Number of potentially dilutive ordinary shares	299,026	219,700	62,636
Weighted average number of shares used to compute diluted earnings per share	186,236,934	186,079,170	190,591,935
Net income (€m)	417.8	496.1	1,033.3
Earnings per share (basic) (€)	2.25	2.67	5.42
Earnings per share (diluted) (€)	2.24	2.67	5.42

1) Due to the switch to cash settlement, the GSP tranches as well as the 2007 and 2008 SBP tranches were no longer included in the calculation of the potentially dilutive ordinary shares.
2) The number of dilutive ordinary shares was adjusted accordingly in order to enhance comparability with disclosures for the reporting year. In the financial year as at 31 December 2009, diluted earnings per share remained unaffected whereas in the financial year as at 31 December 2008, diluted earnings per share had increased from €5.41 to €5.42 due to this adjustment.

41. Segment reporting

Segment reporting is governed by the internal organisational and reporting structure, which is broken down by markets into the following four segments:

Internal organisational and reporting structure

Segment	Business areas
Xetra	• Cash market using the Xetra electronic trading system and floor trading • Central counterparty for equities • Admission of securities to listing
Eurex	• Electronic derivatives market trading platform Eurex • Electronic equity options trading platform ISE • Over-the-counter (OTC) trading platforms Eurex Bonds and Eurex Repo • Central counterparty for bonds, derivatives and repo transactions (Eurex Clearing)
Clearstream	• Custody, administration and settlement services for domestic and foreign securities • Global securities financing services • Investment funds services
Market Data & Analytics	• Sales of price information and information distribution • Index development and sales

In accordance with IFRS 8, information on the segments is presented on the basis of internal reporting (management approach). To increase cost transparency, the internal reporting structure was changed to four market segments in 2010: the external costs of the service segments Information Technology and Corporate Services were allocated to the market segments on the basis of the relevant usage volume (*e.g.* hours billed) or through allocation keys (*e.g.* building costs on the basis of used space) as primary costs i.e. excluding mark-ups. To ensure comparability, figures for the prior years have also been reconciled to the four-market segment structure.

The adjustment of the segment structure had two main impacts on the adjusted 2008 and 2009 figures. First, the former cost recharge including margins, only shown in other operating expense as one sum, was replaced by the allocation of primary costs (excluding markups). Information Technology and Corporate Services costs were allocated to the market segments in their respective cost lines, *e.g.* IT staff costs were partly shown in Xetra as staff costs in the 2010 consolidated financial statements. Consequently, the cost line items "staff costs" and "depreciation and amortisation" increase whereas the "other operating expenses" cost position decreased.

Segment reporting

	Xetra			Eurex			Clearstream		
	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m
External sales revenue	262.3	292.1	448.7	858.7	838.4	1,035.3	760.7	742.7	790.5
Internal sales revenue	0	0	0	0	0	0	7.1	8.9	8.8
Total sales revenue	**262.3**	**292.1**	**448.7**	**858.7**	**838.4**	**1,035.3**	**767.8**	**751.6**	**799.3**
Net interest income from banking business	0	0	0	0	0	0	59.4	97.4	236.8
Other operating income	7.8	39.3	7.9	32.5	51.3	53.4	13.2	30.4	9.9
Total revenue	**270.1**	**331.4**	**456.6**	**891.2**	**889.7**	**1,088.7**	**840.4**	**879.4**	**1,046.0**
Volume-related costs	− 10.5	− 25.8	− 26.2	− 14.3	− 36.1	− 47.3	− 165.1	− 167.9	− 177.9
Total revenue less volume-related costs	**259.6**	**305.6**	**430.4**	**876.9**	**853.6**	**1,041.4**	**675.3**	**711.5**	**868.1**
Staff costs	− 79.1	− 58.5	− 59.9	− 161.1	− 135.1	− 130.7	− 213.0	− 166.1	− 189.3
Depreciation, amortisation and impairment losses	− 14.8	− 17.0	− 15.7	− 520.6	− 502.4	− 69.6	− 30.6	− 43.0	− 45.2
Other operating expenses	− 68.8	− 86.3	− 96.7	− 205.1	− 195.9	− 196.5	− 131.4	− 134.1	− 128.4
Operating costs	**− 162.7**	**− 161.8**	**− 172.3**	**− 886.8**	**− 833.4**	**− 396.8**	**− 375.0**	**− 343.2**	**− 362.9**
Result from equity investments	8.2	− 3.5	− 4.9	5.3	− 11.1	− 2.2	− 1.0	− 0.4	0
Earnings before interest and tax (EBIT)	**105.1**	**140.3**	**253.2**	**− 4.6**	**9.1**	**642.4**	**299.3**	**367.9**	**505.2**
Net financial result	− 4.3	− 0.8	5.9	− 100.6	− 78.5	− 48.7	− 1.8	0	0
Earnings before tax (EBT)	**100.8**	**139.5**	**259.1**	**− 105.2**	**− 69.4**	**593.7**	**297.5**	**367.9**	**505.2**
Investment in intangible assets and property, plant and equipment	14.4	11.9	21.3	69.7	52.0	38.5	43.5	31.2	27.3
Employees (as at 31 December)	504	503	442	911	927	911	1,701	1,757	1,775
EBIT margin (%)	**40.1**	**48.0**	**56.4**	**− 0.5**	**1.1**	**62.0**	**39.3**	**49.5**	**63.9**

Market Data & Analytics			Total of all segments			Reconciliation[1]			Group		
2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m
224.6	188.5	180.6	2,106.3	2,061.7	2,455.1	0	0	0	2,106.3	2,061.7	2,455.1
31.1	9.9	11.5	38.2	18.8	20.3	−38.2	−18.8	−20.3	0	0	0
255.7	**198.4**	**192.1**	**2,144.5**	**2,080.5**	**2,475.4**	**−38.2**	**−18.8**	**−20.3**	**2,106.3**	**2,061.7**	**2,455.1**
0	0	0	59.4	97.4	236.8	0	0	0	59.4	97.4	236.8
15.3	17.0	3.2	68.8	138.0	74.4	−7.8	−7.4	−7.7	61.0	130.6	66.7
271.0	**215.4**	**195.3**	**2,272.7**	**2,315.9**	**2,786.6**	**−46.0**	**−26.2**	**−28.0**	**2,226.7**	**2,289.7**	**2,758.6**
−21.0	−20.5	−18.7	−210.9	−250.3	−270.1	0	0	0	−210.9	−250.3	−270.1
250.0	**194.9**	**176.6**	**2,061.8**	**2,065.6**	**2,516.5**	**−46.0**	**−26.2**	**0**	**2,015.8**	**2,039.4**	**2,488.5**
−48.8	−34.6	−29.9	−502.0	−394.3	−409.8	0	0	0	−502.0	−394.3	−409.8
−17.5	−6.7	−6.6	−583.5	−569.1	−137.1	0	0	0	−583.5	−569.1	−137.1
−55.4	−43.3	−45.4	−460.7	−459.6	−467.0	46.0	26.2	28.0	−414.7	−433.4	−439.0
−121.7	**−84.6**	**−81.9**	**−1,546.2**	**−1,423.0**	**−1,013.9**	**46.0**	**26.2**	**28.0**	**−1,500.2**	**−1,396.8**	**−985.9**
−0.3	10.2	12.9	12.2	−4.8	5.8	0	0	0	12.2	−4.8	5.8
128.0	**120.5**	**107.6**	**527.8**	**637.8**	**1,508.4**	**0**	**0**	**0**	**527.8**	**637.8**	**1,508.4**
−1.5	−0.4	3.3	−108.2	−79.7	−39.5	0	0	0	−108.2	−79.7	−39.5
126.5	**120.1**	**110.9**	**419.6**	**558.1**	**1,468.9**	**0**	**0**	**0**	**419.6**	**558.1**	**1,468.9**
6.8	3.2	7.4	134.4	98.3	94.5	0	0	0	134.4	98.3	94.5
374	413	267	3,490	3,600	3,395	0	0	0	3,490	3,600	3,395
57.0	**63.9**	**59.6**	**25.1**	**30.9**	**61.4**	**n.a.**	**n.a.**	**n.a.**	**25.1**	**30.9**	**61.4**

1) The reconciliation column shows the elimination of intragroup sales revenue and profits.
2) Excluding investments in intangible assets relating to the acquisition of STOXX Ltd. (€74.0 million)

Sales revenue is presented separately by external sales revenue and internal (inter-segment) sales revenue. Inter-segment services are charged on the basis of measured quantities or at fixed prices (e.g. the provision of data by Eurex to Market Data & Analytics).

Due to their insignificance to segment reporting, the "financial income" and "financial expense" items have been combined to produce the "net financial result".

In the Eurex segment, an impairment charge amounting to €453.3 million (2009: €415.6 million; 2008: nil) was recognised on intangible assets of ISE. In addition, there was an impairment charge of €6.6 million for Eurex releases (2009: €15.3 million for Eurex Credit Clear and ISE software; 2008: €5.0 million on ISE software) in the Eurex segment as well as of €1.4 million for Business Process Optimisation and €0.3 million for X-List in the Clearstream segment (2009: €4.6 million for the Converter system; 2008: €2.0 million for Reference Data Dactory and Self-Collateralisation).

Non-cash valuation allowances and bad debt losses resulted from the following segments:

Breakdown of non-cash valuation allowances and bad debt losses

	2010 €m	2009 €m	2008 €m
Xetra	0	0.6	2.1
Eurex	0.2	0.4	3.0
Clearstream	0	0	0
Market Data & Analytics	0.9	0	0.8
Total	**1.1**	**1.0**	**5.9**

Deutsche Börse Group's business model — and that of its segments — is focused on an internationally operating participant base and pricing does not differ depending on the customer's location. From a price, margin and risk perspective, this means that it is unimportant whether sales revenue is generated from German or non-German participants.

The risks and returns from the activities of the subsidiaries operating within the economic environment of the European Monetary Union (EMU) do not differ significantly from each other on the basis of the factors to be considered in identifying information on geographical regions under IFRS 8. As a result, Deutsche Börse Group has identified the following information on geographical regions: the euro zone, the rest of Europe, America and Asia-Pacific.

Sales revenue is allocated to the individual regions according to the customers' domicile, while investments and noncurrent assets are allocated according to the company's domicile and employees according to their location.

Information on geographical regions

	Sales revenue			Investments			Noncurrent assets			Number of employees		
	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m	2010	2009	2008
Euro zone	1,054.2[1]	1,015.3[1]	1,266.4[1]	103.0	86.1	89.4	1,331.6[2]	1,303.3[2]	1,285.7[2]	2,639	2,760	2,770
Rest of Europe	765.2[1]	699.6[1]	842.9[1]	0.1	5.3	0.1	523.4[2]	524.6[2]	46.2[2]	445	436	316
America	252.9[1]	302.1[1]	323.1[1]	31.1	5.4	5.0	1,544.3[2]	1,854.0[2]	2,380.1[2]	326	341	280
Asia/Pacific	72.2	63.5	43.0[1]	0.2	1.5	—	1.4[2]	1.5[2]	—	80	63	29
Total of all regions	**2,144.5**	**2,080.5**	**2,475.4**	**134.4**	**98.3[3]**	**94.5**	**3,400.7**	**3,683.4**	**3,712.0**	**3,490**	**3,600**	**3,395**
Reconciliation	− 38.2	− 18.8	− 20.3	—	—	—	—	—	—	—	—	—
Group	**2,106.3**	**2,061.7**	**2,455.1**	**134.4**	**98.3[3]**	**94.5**	**3,400.7**	**3,683.4**	**3,712.0**	**3,490**	**3,600**	**3,395**

1) Including countries in which more than 10 percent of sales revenues were generated: UK (2010: €593.3 million; 2009: €534.7 million; 2008: €665.5 million), Germany (2010: €560.0 million; 2009: €571.3 million; 2008: €656.8 million), USA (2010: €242.4 million; 2009: €295.3 million; 2008: €320.0 million)

2) Including countries in which more than 10 percent of noncurrent assets are carried: USA (2010: €1,544.3 million; 2009: €1,854.0 million; 2008: €2,380.1 million), Germany (2010: €1,240.1 million; 2009: €1,231.2 million; 2008: €1,213.3 million) and Switzerland (2010: €520.5 million; 2009: 521.9 million; 2008: €44.1 million)

3) Excluding investments in intangible assets relating to the acquisition of STOXX Ltd. (€74.0 million)

42. Financial risk management

Qualitative information

Risk management is an integral component of management and control within Deutsche Börse Group. Effective and efficient risk management safeguards the Group's continued existence and enables it to achieve its corporate goals. To this end, the Group has established a Group-wide risk management system, which defines the roles, processes and responsibilities and is applicable to all staff and organisational entities within Deutsche Börse Group.

The Group's risk management system ensures that all management committees within Deutsche Börse Group are able to control the risk profile of the entire Group or of single legal entities, as well as significant individual risks, in a timely manner. The aim is to identify developments that could threaten the Group's interests and to take appropriate countermeasures promptly.

This section about expected developments was prepared for Deutsche Börse Group and does not take into account the proposed business combination of Deutsche Börse AG and NYSE Euronext announced on 15 February 2011.

Risk strategy

Deutsche Börse Group's risk strategy is based on its business strategy and sets limits specifying the maximum risk permitted for operational risks, financial risks, business risks and overall risk of the Group. This is done by laying down respective requirements for risk management, risk control and risk limitation. The Group ensures that appropriate measures are taken to avoid, reduce and transfer, or intentionally accept, risk.

The risk strategy enables risks to be controlled in a timely and adequate manner. Information needed for risk management is captured and assessed on the basis of structured, consistent procedures. The results of the assessment are collated in a reporting system, which is used to systematically analyse and control the risks. Risk reports are prepared on both a regular and an ad-hoc basis, and cover existing as well as potential risks.

Deutsche Börse Group uses a standardised approach — value at risk (VaR) — for measuring and reporting all risks across the Group, including those entities that are not subject to regulation by supervisory authorities. VaR is a comprehensive way of presenting and controlling the general risk profile; it also makes it easier to prioritise risk management measures. It quantifies existing and potential risks and lays down, for the confidence level specified, the maximum cumulative loss Deutsche Börse Group could face if certain loss events materialised over a specific period. In addition to calculating VaR, the Group performs regular stress test calculations for all material risks.

As of this year, Deutsche Börse Group has calculated economic capital as its main risk management tool. This is used in addition to other performance indicators to determine the capital needed for business operations so that even extreme and unexpected losses can be covered.

Economic capital is calculated using a VaR method for a period of one year and a confidence level of 99.98 percent. Deutsche Börse Group uses the shareholders' equity recognised under IFRSs as the risk bearing capacity for its economic capital, adjusted by an amount to reflect the risk that intangible assets cannot be liquidated at their carrying amounts in a stress situation. As at 31 December 2010, the basis is the shareholders'

equity recognised under IFRSs as at 31 December 2009 amounting to €3,338.8 million. To assess the sales proceeds of intangible assets in a stress situation, the economic view of the intangible assets are stressed by a factor between 33% to 100%. The book value Deutsche Börse Group could not realize by selling all intangible assets in this stressed situation would be €799.0 million. Therefore the adjustment item for intangible assets in an amount of €799.0 million will be deducted from total equity of €3,338.8 million, which lead to a risk bearing capacity for economic capital of €2,539.8 million. Clearstream Holding Group uses its regulatory capital as the risk bearing capacity for its economic capital (for details see note 24).

Deutsche Börse Group also calculates economic capital at the level of individual risks, compares it against a limit that represents a percentage of the risk bearing capacity defined for each individual risk and reports the result to the Executive Board each month. This procedure guarantees that the risk limits laid down by the Executive Board in its risk strategy are monitored and complied with on a sustainable basis.

Risk management: organisation and methodology

The Executive Board of Deutsche Börse AG is responsible for Group-wide risk management. The business areas identify risks and report these promptly to Group Risk Management (GRM), a central function with Group-wide responsibilities. The business areas also perform risk control, inform their respective management about developments in risk indicators and continuously improve the quality of the risk management processes.

GRM ensures that the comprehensive risk management system described above is applied and that it complies with the same standards in all companies belonging to Deutsche Börse Group. GRM assesses all new and existing risks and reports on a monthly and, if necessary, on an ad hoc basis to the Executive Board. In addition, GRM regularly reports to the Finance and Audit Committee of Deutsche Börse AG's Supervisory Board. The full Supervisory Board is informed in writing of the content of these reports.

Independent audits by the Internal Auditing function ensure that the risk control and risk management functions are adequately organised and that they perform their duties.

The organisational structure described above and the procedures and responsibilities associated with it enable Deutsche Börse Group to ensure that there is a strong awareness of risk throughout the entire Group.

Risk management system

Deutsche Börse Group's risk management system is used to implement the risk strategy for which the Executive Board is responsible. To this end, all potential losses must be identified in good time, captured centrally, assessed (i.e. quantified in financial terms as far as possible), reported to the Executive Board, together with recommendations, and monitored. Deutsche Börse Group's risk management process therefore comprises five stages (see also the diagram below):

Five-level risk management system with central and decentralised responsibilities



Responsibility of Executive Board
Risk management strategy
Responsibility within Group Risk Management
Risk management process
3. Assessment
5. Reporting
Responsibility within Business Areas
1. Identification
2. Notification
4. Control

1. Risk identification

In this initial step, all threats and causes of losses or malfunctions are detected. Risks can arise as a result of internal activities or because of external factors. All incidents that could have a material impact on Deutsche Börse Group's business or that might change the risk profile have to be found as early as possible. It is the responsibility of all business areas and their employees to identify these potential risks.

2. Risk notification

All business areas must inform GRM of the risks they have identified and quantified on a regular basis and in acute cases, on an ad-hoc basis. This procedure guarantees that all potential risks and threats are captured centrally.

3. Risk assessment

GRM then performs a qualitative and quantitative assessment of the potential threat based on available information. The value at risk (VaR) method is used for quantitative assessment of potential risks.

4. Risk control

All business areas and their employees are responsible for risk control and for implementing measures to limit loss. The alternatives for action are: risk mitigation, deliberate risk acceptance, external risk transfer, or risk avoidance. The business areas decide on and implement the most appropriate alternative in each case.

5. Risk reporting

The responsible Executive Board members and committees are informed of any material risks, their assessment and possible immediate countermeasures; if appropriate, they receive further recommendations so that they can set suitable steps in motion.

Risk structure

Deutsche Börse Group distinguishes between operational, financial, business and project risk. In the operational risk category, a distinction is made between availability risk, service deficiencies, damage to physical assets, legal offences and business practices.

Deutsche Börse Group breaks financial risk down into credit, market price and liquidity risk as well as the risk of not meeting regulatory parameters.

Business and project risk is not broken down any further.

Risk structure of Deutsche Börse Group


Risk positions of the Group
Operational risks
Availability risk
Service deficiencies
Damage to physical assets
Legal offences and business practices
Financial risks
Credit risk
Market price risk
Liquidity risk
Risk associated with regulatory parameters
Business risks
Project risks

Risk control instruments

The Group determines the VaR in three stages:

1. Determining the loss distribution for every individual risk identified

This is performed for each individual risk on the basis of historical data (such as market data, default, claim, or outage history) or risk scenarios. This distribution may be, for example, a lognormal distribution (often used for risks arising from service deficiencies) or a Bernoulli distribution (used to simulate counterparty default in credit risk).

2. Simulating losses using the Monte Carlo method

A Monte Carlo simulation is used to achieve a stable VaR calculation by simulating as many loss events as possible in line with the distribution assumptions made. This produces a spread of possible total losses.

3. Calculating VaR on the basis of the Monte Carlo simulation

To do this, the losses calculated by the Monte Carlo simulation are arranged in descending order by size and the corresponding losses are determined for the specified confidence levels.

In addition to its main tool, economic capital, Deutsche Börse Group calculates the VaR at other confidence levels.

The Group supplements the VaR calculations by performing stress test calculations for operational, liquidity and credit risk.

To determine credit risk concentrations, the Group performs VaR analyses for the organisational entities concerned. This is done to detect any credit risk clusters relating to individual counterparties.

Regulatory requirements

Having received regulatory approval from the Luxembourg supervisory authority CSSF (Commission de Surveillance du Secteur Financier), Clearstream Banking S.A. and Clearstream Banking AG have been applying the Advanced Measurement Approach (AMA) to calculate their capital requirements for operational risk under the Solvabilitätsverordnung (SolvV, German Solvency Regulation) based on the Basel II directives since 1 January 2008, while Clearstream Holding AG has been using this approach on Group level since it received BaFin approval on 7 October 2010. Eurex Clearing AG uses the Basic Indicator Approach to calculate its capital requirements in relation to operational risk. For credit and market risks, the standardised approach is used throughout the Group.

Clearstream Holding Group, Clearstream Banking AG and Eurex Clearing AG meet the minimum requirements for risk management (MaRisk). Key conditions of the revised MaRisk, which have to be fully implemented by 31 December 2011, are already being met. These relate in particular to the requirements for the risk inventory, the risk-bearing capacity concept, the business and risk strategies and risk concentration.

Deutsche Börse Group closely monitors developments in the regulatory environment with regard to risk management, in particular the revisions of the EU's Capital Requirements Directive (CRD) and the regulatory framework developed by the Basel Committee on Banking Supervision (Basel III regulation), and continues to strive towards implementing regulatory requirements in this regard at an early stage.

Risk description and assessment — operational risk

The most substantial operational risks Deutsche Börse Group faces relate to the non-availability of its trading, clearing and settlement systems (availability risk) and to the incorrect processing of customer instructions in the custody business (service deficiencies).

Availability risk

Availability risk results from the fact that operating resources essential to Deutsche Börse Group's services offering could fail, thereby making it impossible to deliver services on time or at all. This risk constitutes the greatest operational risk for Deutsche Börse Group. It can arise, for example, from hardware and software failures, operator and security errors, or physical damage to the data centres.

Service deficiencies

This category includes risks that could materialise if a service for customers of Deutsche Börse Group is performed inadequately, for example, due to product and process deficits, processes being performed incorrectly, or errors in manual processing. Manual work continues to be necessary, despite all the automated systems and efforts aimed at delivering straight-through processing. As a result, in certain business segments, *e.g.* in the custody business, Deutsche Börse Group remains exposed to the risk of customer instructions being processed incorrectly. In addition, manual intervention in market and system management is necessary in special cases.

Damage to physical assets

This category includes risks due to accidents and natural disasters, as well as terrorism and sabotage.

Legal offences and business practices

Risk associated with legal offences includes losses that could arise as a result of non- or inappropriate compliance with new or existing laws, losses from insufficient contract terms or from court decisions not adequately taken into account during normal business operations, as well as risk from fraud. Business practice risk includes losses resulting from money laundering, violations of competition regulations, or breaches of banking secrecy.

Following a class action against the Islamic Republic of Iran ("Iran"), plaintiffs obtained a default judgement against Iran in September 2007 in the US courts. In June 2008, plaintiffs commenced enforcement proceedings to satisfy that judgement by restraining certain client positions held in Clearstream Banking S.A.'s ("Clearstream") securities omnibus account with its US depository bank. Clearstream defended against the restraints and filed a motion to vacate the restraints on various grounds. That motion remains pending before the Court. In October 2010, plaintiffs commenced a lawsuit which seeks to have the restrained positions turned over to plaintiffs. A plaintiff's amended complaint was received by Clearstream in Luxembourg on 7 January 2011. The amended complaint includes a cause of action directly against Clearstream alleging US$250 million in connection with purportedly fraudulent conveyances related to the restrained positions. Should the case proceed to turnover, Clearstream intends to defend itself vigorously to the fullest extent.

No material losses from operational risk were incurred in 2010.

Measures to reduce operational risk

Deutsche Börse Group devotes considerable attention to mitigating the different types of operational risk mentioned above with the aim to reduce the frequency and amount of potential financial losses arising from the corresponding risk events. To this end, various quality and control measures are taken to protect the Group's business from all kinds of fraud and operational business losses. In addition to compliance with international quality standards, these measures include careful analysis of operational risk events that have occurred so that steps can be defined to reduce the probability of them recurring. In addition, Deutsche Börse Group has defined a large number of business continuity measures to be taken when or after an emergency occurs. Furthermore, Deutsche Börse Group has entered into insurance contracts to reduce the financial consequences of the occurrence of loss.

Another risk prevention tool is the internal control system (ICS) that the Executive Board has set up for Deutsche Börse Group. The ICS is designed to ensure the effectiveness and efficiency of the Group's business operations, avert or uncover financial loss and thus protect all Deutsche Börse's business assets. It comprises both integrated and independent control and safety measures. The ICS is an integral part of the risk management system and is continuously being enhanced and adjusted to reflect changing conditions.

Moreover, the Group complies with international quality standards (such as certification according to ISO 9001/TickIT and ISO/IEC 20000) to reduce operational risk — in particular the Group's availability risk.

Deutsche Börse Group endeavours to deliver its products and services as reliably as possible. For this reason, it attaches the greatest importance to maintaining its business operations and protecting them from emergencies and disasters. Since the non-availability of its core processes and resources poses a substantial risk to Deutsche Börse Group and is a potential systematic risk for the financial markets in general, Deutsche Börse Group has established a Group-wide business continuity management (BCM) system.

The BCM system encompasses all the precautionary processes that ensure business continues as normal if a crisis occurs and therefore substantially reduces availability risk. It covers arrangements for all key resources (systems, rooms, staff, suppliers/service providers), including the redundant design of all critical IT systems and the technical infrastructure, as well as backup workspaces in each of the main operational centres for employees in critical functions. Examples of these provisions can be found in the "Business continuity measures" diagram.

An emergency and crisis management process has been implemented within the Group to ensure a prompt response and a coordinated approach to any emergencies. The process is designed to minimise the impact on business processes and the market and to facilitate a swift return to business as usual. Emergency managers have been appointed as central points of contact in all business areas to assume responsibility in cases of emergency or crisis. The emergency managers inform and/or alert the Executive Board (depending on the severity of the incident). In cases of crisis, the Executive Board member responsible for the area concerned acts as the crisis manager.

The business continuity measures are tested regularly by simulating emergency situations realistically. These tests are normally carried out unannounced. GRM reports all problems encountered as well as its test results and recommendations to the Executive Board. The test results are assessed according to the following criteria:

- Functional effectiveness — the measures must work from a technical point of view.

- Executability — employees must be familiar with the emergency procedures and be able to execute them.

- Recovery time — the emergency measures must ensure that operations are restored within the scheduled time.

Moreover, Deutsche Börse Group has established a Group Compliance function to protect the Group against any loss or damage resulting from failure to comply with applicable laws, regulations and good corporate governance standards, with a particular focus on the following topics:

- Prevention of money laundering and terrorist financing

- Compliance with professional and banking secrecy

- Prevention of insider dealing

- Prevention of market manipulation

- Prevention of fraud

- Prevention of conflicts of interest and corruption

- Data protection

Business continuity measures

Incident and crisis management process

Systems	**Workspace**	**Staff**	**Suppliers**
■ All trading, clearing and settlement systems as well as related networks are designed for continuous high-availability operations without loss of electronic data. ■ The data centres are duplicated locally to protect against a failure of the whole location.	■ Backup workplaces are configured for mission critical functions. ■ The backup locations are fully equipped and always ready for immediate use. ■ Remote access facilities to the Group's systems enable teleworking.	■ In case of significant staff unavailability in a specific location, critical operations can be shifted to other locations. ■ Additional pandemic mitigation measures are in place to maintain operations in case of a pandemic outbreak.	■ Service Level Agreements describe contingency procedures with critical suppliers. ■ Contingency procedures of suppliers are regularly reviewed through a due diligence process. ■ If the suppliers cannot meet the requirements, alternative suppliers are used where possible.

Any residual operational risk that Deutsche Börse Group does not wish to retain and that can be insured at a reasonable price is transferred by taking out insurance policies. All insurance policies are coordinated centrally, thereby ensuring that uniform insurance cover is available at all times for the entire Group at an attractive cost-benefit ratio. The insurance portfolio policies that are relevant from a risk perspective are individually reviewed and approved by the Chief Financial Officer of Deutsche Börse AG.

In addition, Deutsche Börse Group performs stress test calculations for operational risk in the Clearstream Holding Group and at Eurex Clearing AG. These stress tests simulate the occurrence of extreme operational losses or an accumulation of major operational losses in one year. Since the Group has not incurred any major operational losses to date, potential risk scenarios are defined for this purpose. These risk scenarios describe possible operational loss events and their probability as well as the potential amount of loss, which is estimated by internal experts from the respective business areas. The following extreme loss situations are simulated for the stress test on the basis of these risk scenarios and compared with the risk bearing capacity for operational risk:

- the risk scenario with the largest estimated maximum loss, irrespective of its expected probability

- the combination of the two largest maximum losses, each with a probability estimated at one event per hundred years or less

- the combination of the three largest maximum losses, each with a probability estimated at one event per twenty years or less

The stress tests for operational risk conducted in the financial year did not identify any need to increase the risk bearing capacity for the Clearstream Holding Group or Eurex Clearing AG.

Financial risk

The various categories of financial risk are mitigated using effective control measures.

Credit risk

Credit risk describes the risk that a counterparty will default and cannot meet its liabilities toward Deutsche Börse Group in full or at all.

Credit risk at Deutsche Börse Group mainly relates to the companies in the Clearstream Holding Group and to Eurex Clearing AG. In addition, Deutsche Börse Group's cash investments and receivables are subject to credit risk.

Clearstream Holding Group: Clearstream Banking S.A. and Clearstream Banking AG extend credit to their customers or arrange securities lending transactions. This type of credit business is, however, fundamentally different from the classic credit business. Firstly, credit is extended solely on a very short-term basis. Secondly, it is extended only for the purpose of increasing the efficiency of securities transaction settlement and is largely collateralised and granted to customers with good credit ratings. Furthermore, credit lines granted can be revoked at any time.

Clearstream Banking S.A. is also exposed to credit risk arising from its strategic securities lending transactions (ASLplus). Only selected banks operate as borrowers. All lending transactions are fully collateralised and only selected bonds are permitted as collateral. The minimum rating for these issues is an A+ from Standard & Poor's or a comparable rating from other agencies. A minimum rating of A-1 applies for issuers of short-term bonds without an issue rating.

The creditworthiness of potential customers is assessed before entering into a business relationship with them. Clearstream Banking S.A. and Clearstream Banking AG establish customer-specific credit lines on the basis of both regular reviews of the customer's credit and ad hoc analyses as required. Clearstream Banking S.A. and Clearstream Banking AG define safety margins for securities collateral to ensure that this is sufficient to cover risk exposure and test their adequacy on an ongoing basis. An additional haircut is applied to issuers from the PIIGS countries (Portugal, Italy, Ireland, Greece and Spain) that have been classified as too high-risk; alternatively, they are excluded from the permissible collateral.

Eurex Clearing AG: In accordance with its clearing conditions, Eurex Clearing AG conducts transactions with its clearing members only. Clearing relates to securities, rights, derivatives and emission allowances that are traded on Eurex Deutschland and Eurex Zürich ("Eurex exchanges"), Eurex Bonds, Eurex Repo, Frankfurter Wertpapierbörse (FWB, the Frankfurt Stock Exchange), the Irish Stock Exchange as well as the European Energy Exchange and for which Eurex Clearing AG as a central counterparty enters into initiated or executed transactions. In addition, Eurex Clearing AG may act as the central counterparty for OTC derivatives transactions if these transactions correspond in substance to the derivatives transactions in the aforementioned markets and if the clearing members decide to use the clearing system for their OTC transactions. In this context, Eurex Clearing AG also provides clearing services for its clearing members for transactions executed on the individual markets or OTC transactions. In some cases, this is done in cooperation with another clearing house (link clearing house) and on the basis of a special agreement (clearing link agreement).

Each clearing member must prove that it has liable capital equal to at least the amount stipulated by Eurex Clearing AG for its clearing activities in the various markets. The amount of capital depends on the risk involved.

In order to protect Eurex Clearing AG against the risk of default by a clearing member before it has settled its outstanding transactions, clearing members are required, under the terms of the applicable version of the clearing conditions, to provide daily collateral in the form of cash or securities (margins) — plus additional intra-day security margins if required — in an amount stipulated by Eurex Clearing AG. Margin calculations are performed separately for clearing members' own accounts and the accounts of their customers.

The intra-day profit or loss arising from the price movement of the financial instruments is either settled between the counterparties in cash (variation margin) or deposited by the seller with Eurex Clearing AG as collateral due to the change in value of the position (premium margin). In the case of bonds, repo, and equities transactions, the margin is collected either at the buyer or the seller (current liquidating margin), depending on the relationship between the purchase price and the current value of the financial instruments. In addition to offsetting profits and losses, these measures are intended to protect against the risk of the cost of closing out an account over the expected liquidation period, assuming the most unfavourable price movement possible for the positions held in the account (additional margin). The method of calculating the additional margin is known as risk-based margining and is essentially a VaR approach. First of all, the maximum cost of closure is calculated for each product individually. Opposite positions with the same risk profile are then offset against each other provided

that they have been highly correlated over a significant period of time. The target confidence level for the additional margin is at least 99.0 percent. Regular checks ensure that the margins correspond to the required confidence level.

The approach taken by Eurex Clearing AG to hedge against risks also guarantees that bilaterally negotiated transactions between two parties are fulfilled, particularly OTC derivatives transactions such as credit default swaps. For this so-called credit clearing, the collateral mechanisms take into consideration the specific risks of credit default swaps with specific margin components for buyers and sellers of collateral. A separate clearing license is required for participation in credit clearing.

Eurex Clearing AG only admits selected collateral with a high credit rating to cover margin requirements. Eurex Clearing AG continually monitors the permitted collateral and sets safety margins to cover the market risks of the collateral at a confidence level of at least 99.9 percent. Here, too, an additional haircut is applied to issuers from the PIIGS countries that have been classified as too high-risk; alternatively, they are excluded from the permissible collateral. The risk parameters used to set the safety margins are regularly reviewed and the safety margins recalculated on a daily basis for each security.

In addition to providing margins for current transactions, each clearing member must contribute to a clearing fund depending on its individual risk. The fund provides collective protection against the financial consequences of any default or loss of a clearing member that is not covered by the individual margins of the clearing member concerned. Eurex Clearing AG has established a separate clearing fund for credit clearing. Eurex Clearing AG performs stress tests to establish whether the clearing fund is sufficient to cover the risk exposure. This involves subjecting all current transactions by the clearing members and their collateral to market price fluctuations at a confidence level of at least 99.9 percent. To facilitate the calculation of potential losses that exceed the individual margins of a clearing member, the impact of a potential default on the clearing fund is simulated. If the limits defined by Eurex Clearing AG are exceeded, it can take immediate action to adjust the volume of the clearing fund.

If a clearing member does not meet its obligations to Eurex Clearing AG, the latter has the following lines of defence:

1. First, the outstanding positions and transactions of the clearing member concerned can be netted and/or closed from a risk perspective by entering into appropriate back-to-back transactions, or they can be settled in cash.

2. Any potential shortfall that might be incurred in connection with such a closing or cash settlement, as well as associated costs, would be covered in the first instance by the collateral provided by the clearing member concerned. As at 31 December 2010, collateral amounting to €32.1 billion had been provided for the benefit of Eurex Clearing AG.

3. Subsequently, the relevant clearing member's contribution to the clearing fund would be used to cover the shortfall.

4. Any remaining shortfall would initially be covered by the retained earnings of Eurex Clearing AG. These retained earnings amounted to €6.4 million prior to allocation as at 31 December 2010.

5. After this, a proportionate claim would be made on the contributions paid into the clearing fund by all other clearing members (including possible future contributions). As at 31 December 2010, the volume of Eurex Clearing AG's clearing fund stood at €1,480.7 million. Upon full utilisation, Eurex Clearing AG may call in additional collateral from clearing participants.

Cash investments: Further credit risks can arise in relation to cash investments made by Deutsche Börse AG and its subsidiaries. Deutsche Börse Group reduces this risk by spreading such investments across a number of counterparties with exclusively good credit ratings, defining investment limits for each counterparty, and making mostly short-term investments which are collateralised if possible. The Group establishes maximum investment limits on the basis of regular assessments of creditworthiness and ad hoc analyses as required.

Stress test calculation: The Group has implemented three different scenarios in its credit risk stress test calculation. These simulate a mild recession, a global economic depression and the default of the largest counterparty. They are quantified for each business day. The values determined in the stress tests are compared with the limits defined as part of the risk bearing capacity. Credit risk stress tests are calculated for Deutsche Börse Group, Clearstream Holding Group and Eurex Clearing AG. The credit risk stress test calculations did not identify any material risks in the years under review.

In addition, the Group determines credit risk concentrations by performing VaR analyses at the level of Deutsche Börse Group, the Clearstream Holding Group and Eurex Clearing AG, so as to detect any risk clusters relating to individual counterparties. To this end, credit risk VaRs are calculated at individual counterparty level and compared with the overall credit risk VaRs. Because of the Group's business model, the companies in the Group are almost exclusively focused on financial sector customers. However, no material credit risk concentrations were found for individual counterparties.

Market price risk

Market price risk can arise in the form of interest rate or currency risk in the operating business as a result of collecting net revenues denominated in foreign currency, in connection with cash investments or borrowing as a result of fluctuations in interest rates and foreign exchange rates.

The Group avoids outstanding currency positions wherever possible. Customer deposits in foreign currencies are covered by nostro items in the same currency. Revenue in foreign currencies is partly matched by costs in foreign currencies. Any residual currency risks in Deutsche Börse Group were largely hedged in 2010 using forward foreign exchange transactions. This entailed selling planned currency positions at a price fixed in advance for delivery on the date of the expected cash inflows. Regular reviews ensure the effectiveness of these hedges.

Deutsche Börse AG, the Clearstream Holding Group and Eurex Clearing AG are exposed to interest rate risk in connection with cash investments. Interest rate risk is mitigated using a limit system that only permits maturity transformation to a small extent. In addition, Deutsche Börse AG may be exposed to interest rate risk from refinancing outstanding debt. In 2010, Deutsche Börse AG used swap and option transactions to secure a fixed interest rate or the right to a fixed interest rate for some of the amounts that may need to be refinanced.

Further market price risks may arise in connection with contractual trust arrangements (insolvency-proof fund assets related to Deutsche Börse Group's existing pension plans).

Liquidity risk

Liquidity risk arises if there is insufficient liquidity to meet daily payment obligations or when increased refinancing costs are incurred in the event of liquidity bottlenecks.

Group Treasury monitors the daily and intra-day liquidity for the Group and its subsidiaries (with the exception of the Clearstream Holding Group, for which Clearstream Treasury is responsible) and manages it with the help of a limit system. Extensive credit lines are available to provide cover in extreme situations. The Group also performs operational and strategic liquidity management. Operational liquidity management ensures that payments to be made in the subsequent three months are covered while strategic liquidity management is geared towards longer-term planning and securing of liquidity as well as the financing of projects and investments.

Strict internal liquidity requirements apply to Eurex Clearing AG due to its role as central counterparty. Its investment policy is therefore conservative. Regular analyses ensure the appropriateness of these liquidity requirements.

Clearstream Treasury guarantees the liquidity of the companies in the Clearstream Holding Group. Its investment strategy is designed to ensure that customer deposits can be repaid at any time. The limits used to manage liquidity go beyond the regulatory requirements. Further extensive forms of finance are available to provide additional security.

Deutsche Börse Group, the Clearstream Holding Group and all subsidiaries had sufficient liquidity at all times in the years under review.

Stress test calculation: Stress test calculations are performed on liquidity risk in the Clearstream Holding Group and at Eurex Clearing AG. To this end, the Clearstream Holding Group and Eurex Clearing AG have each implemented three scenarios that are calculated quarterly. In these scenarios, both the sources and the uses of liquidity are subjected to a stress test, using historical as well as hypothetical scenarios. All in all, both the Clearstream Holding Group and Eurex Clearing AG have a comfortable liquidity situation.

Risk associated with regulatory parameters

Risk associated with regulatory parameters comprises losses that could arise if specified ratios are not met.

Clearstream Holding Group, Clearstream Banking S.A., Clearstream Banking AG and Eurex Clearing AG meet the Basel II regulatory capital requirements. Clearstream Banking S.A., Clearstream Banking AG and Eurex Clearing AG meet the regulatory liquidity requirements specified by the national supervisory authorities.

Business risk

Business risk reflects the sensitivity of the Group to macroeconomic developments and its vulnerability to event risk, such as regulatory adjustments or changes in the competitive environment. This risk is expressed in relation to EBIT. Business risk can impact sales revenue and cost trends, for example causing a decline in actual sales revenue compared to target figures, or a rise in costs. In addition, external factors such as the performance and volatility of the stock markets or a lack of investor confidence in the financial markets may impact financial performance.

Regulatory measures represent a material business risk. They can adversely affect Deutsche Börse Group's competitive position on the one hand; or impact the business models of Deutsche Börse Group's customers and reduce demand for the Group's products and services on the other.

With respect to the risk of a changed competitive environment, the possibility that Deutsche Börse Group's financial performance might deteriorate due to fierce competition for market share in individual business areas cannot be ruled out. This could lead to intangible assets being partially or fully written down following an impairment test.

Scenarios are established and quantitatively assessed for each of the Group's business areas based on the most significant risk events. Deutsche Börse Group closely monitors these developments in order to take mitigating actions at an early stage.

Project risk

Project risk can arise as a result of implementing projects (launching new products, processes, or systems), which may have a significant impact on one of the three other risk categories (operational, financial and business risk). Project risk is assessed by Group Risk Management and addressed in the early stages of major projects. None of the projects planned and implemented in 2010 caused a significant change in the overall risk profile of Deutsche Börse Group. Risks connected with project implementation, such as budget risk, quality/scope risk or deadline risk, are monitored locally and reported to the corresponding supervisory committee.

Summary

In the past financial year, Deutsche Börse Group identified all new risks that arose at an early stage and took appropriate measures to counter them. As a result of these measures, the risk profile of Deutsche Börse Group did not change significantly. In the years under review, the risks of Deutsche Börse Group were at all times matched by adequate risk bearing capacities. As at 31 December 2010, Deutsche Börse Group's economic capital amounted to €486 million and its risk bearing capacity to €2,540 million (see section "Risk strategy" for further information). The Executive Board of Deutsche Börse AG firmly believes in the effectiveness of its risk management system.

Outlook

The Group evaluates its risk situation on an ongoing basis. From today's perspective, the Executive Board sees no significant change in the risk situation and hence no threat to the continued existence of the Group. This section about expected developments was prepared for Deutsche Börse Group and does not take into account the proposed business combination of Deutsche Börse AG and NYSE Euronext announced on 15 February 2011. Further enhancements to the risk management systems are scheduled for 2011. These include the extension of Group-wide stress tests on economic capital and further improvements in the IT infrastructure for risk management.

Quantitative information

Financial risks arise at Deutsche Börse Group mainly in the form of credit risk. To a very small extent the Group is exposed to market price risk. Financial risks are quantified using the economic capital concept. Economic capital is assessed on a 99.98 percent confidence level for a one year holding period. The economic capital is compared with the Group's liable equity capital adjusted by intangible assets so as to test the Group's ability to absorb extreme and unexpected losses. The economic capital for financial risk is calculated at the end of each month and amounts to €136 million as at 31 December 2010. It is largely determined by credit risk. The economic capital for credit risk is calculated for each business day.

The Group evaluates its risk situation on an ongoing basis. In the view of the Executive Board, no significant change in the risk situation and, thus, no threat to the continued existence of the Group can be identified at this time.

Credit risk

Credit risks arise in Deutsche Börse Group from the following items:

Classification of financial instruments

	Segment	Note	Carrying amounts – maximum risk position			Collateral		
			Amount as at 31 Dec. 2010 €m	Amount as at 31 Dec. 2009 €m	Amount as at 31 Dec. 2008 €m	Amount as at 31 Dec. 2010 €m	Amount as at 31 Dec. 2009 €m	Amount as at 31 Dec. 2008 €m
Collateralised cash investments								
Overnight money invested under securities repurchase agreements	Eurex[1]		250.0	499.7	1,500.2	447.2	782.7	1,584.3
Interest-bearing receivables	Clearstream	16	175.0	200.0	200.0	166.7	190.0	194.1
Reverse repurchase agreements	Eurex[1]		4,926.6	3,797.3	8,381.4	4,985.3	3,816.6	8,456.4
	Clearstream	20	4,491.1	2,955.8	2,910.9	4,521.5[2]	2,945.5[2]	2,937.0[2]
	Group[1]		407.7	193.3	100.5	410.4	194.3	100.5
			10,250.4	**7,646.1**	**13,093.0**	**10,531.1**	**7,929.1**	**13,272.3**
Uncollateralised cash investments								
Money market lendings — central banks	Eurex[1]		984.7	492.9	428.5	0	0	0
	Clearstream	20	0	1,197.0	1,900.0	0	0	0
Money market lendings — other counterparties	Eurex[1]		51.5	40.3	76.5	0	0	0
	Clearstream	20	971.0	401.7	976.7	0	0	0
	Group[1]		110.0	157.5	141.0	0	0	0
Balances on nostro accounts	Clearstream	20	1,287.6	1,475.9	1,349.2	0	0	0
	Group[1]		125.0	120.2	75.6	0	0	0
Restricted balances with central banks	Clearstream	23	121.6	4.1	144.0	0	0	0
Fixed-income securities — money market instruments	Clearstream	20	149.9	272.0	147.2	0	0	0
Other fixed-income securities	Clearstream	16, 20	317.6	711.5	739.8	0	0	0
Floating rate notes	Clearstream	16, 20	1,483.4	1,004.8	148.4	0	0	0
	Group	16	4.0	4.0	0	0	0	0
Treasury bonds	Eurex[1]	16, 22	17.2	21.7	0	0	0	0
			5,623.5	**5,903.6**	**6,126.9**	**0**	**0**	**0**
Loans for settling securities transactions								
Technical overdraft facilities	Clearstream	20	248.6	405.7	722.3	n.a.[3]	n.a.[3]	n.a.[3]
Automated Securities Fails Financing[4]	Clearstream		642.3	750.7	538.4	1,126.0	1,136.1	738.0
ASLplus securities lending[4]	Clearstream		20,510.2	17,595.5	6,179.1	21,279.6	18,452.6	6,908.7
Committed credit facilities for customers without own TARGET2 accounts[4]	Clearstream		0	0	9.9	0	0	10.0
			21,401.1	**18,751.9**	**7,449.7**	**22,405.6**	**19,588.7**	**7,656.7**
Total			**37,275.0**	**32,301.6**	**26,669.6**	**32,936.7**	**27,517.8**	**20,929.0**

	Segment	Note	Carrying amounts – maximum risk position			Collateral		
			Amount as at 31 Dec. 2010 €m	Amount as at 31 Dec. 2009 €m	Amount as at 31 Dec. 2008 €m	Amount as at 31 Dec. 2010 €m	Amount as at 31 Dec. 2009 €m	Amount as at 31 Dec. 2008 €m
Balance brought forward			**37,275.0**	**32,301.6**	**26,669.6**	**32,936.7**	**27,517.8**	**20,929.0**
Other receivables								
Other loans	Group		1.0	0	0	0	0	
Other assets	Group		86.9	131.3	0	0	0	
Trade receivables	Group		212.1	207.4	210.7	0	0	0
Associate receivables	Group		5.6	8.6	5.7	0	0	0
Receivables from other investors	Group		4.4	1.5	1.0	0	0	0
Interest receivables	Clearstream	20	14.5	17.7	80.4	0	0	0
			324.5	**366.5**	**297.8**	**0**	**0**	**0**
Financial instruments of Eurex Clearing AG (central counterparty)			**33,013.0**[5]	**36,240.1**[5]	**54,054.5**[5]	**47,049.0**[6]	**53,439.8**[6]	**73,190.7**[6]
Derivatives		18	**13.3**	**18.8**	**11.6**	**0**	**0**	**0**
Total			**70,625.8**	**68,927.0**	**81,033.5**	**79,985.7**	**80,957.6**	**94,119.7**

1) Presented in the items "restricted bank balances" and "other cash and bank balances"
2) Total of fair value of cash (€41.1 million; 2009: €30.9 million; 2008: nil) and securities collateral (€4,480.4 million; 2009: €2,914.6 million; 2008: €2,937.0 million) received under reverse repurchase agreements
3) The portfolio of deposited collateral is not directly attributed to any utilisation, but is determined by the scope of the entire business relationship and the limits granted.
4) Off-balance-sheet items
5) Net value of all margin requirements resulting from executed trades as of the balance sheet date. This figure represents the risk-orientated view of Eurex Clearing AG while the carrying amount of the position "financial instruments of Eurex Clearing AG" in the balance sheet shows the gross amount of the open trades according to IAS 32.
6) Fair value of cash and securities collateral deposited for margins covering net value of all margin requirements.

Cash investments

Deutsche Börse Group is exposed to credit risk in connection with the investment of cash funds. The Group mitigates such risks by investing short-term funds to the extent possible on a collateralised basis, *e.g.* via reverse repurchase agreements.

According to the treasury policy, only bonds with a minimum rating of AA– issued by governments, supranational institutions and banks are eligible as collateral. In the course of the financial crisis, eligibility criteria have been tightened to allow only government-issued or government-backed securities.

The fair value of securities received under reverse repurchase agreements (Clearstream subgroup, Eurex Clearing AG and Deutsche Börse AG) was €7,180.4 million (2009: €7,708.2 million; 2008: €13,078.2 million). The Clearstream subgroup is allowed to repledge the securities received to central banks.

The fair value of securities received under reverse repurchase agreements repledged to central banks amounted to €1,337.6 million as at 31 December 2010 (2009: €2,914.6 million; 2008: €2,937.0 million). The contract terms are based on recognised bilateral master agreements.

Uncollateralised cash investments are permitted only for counterparties with sound creditworthiness within the framework of defined counterparty credit limits or in the form of investments in money market funds as well as US treasuries and municipal bonds with maturities of less than two years. The Clearstream subgroup assesses

counterparty credit risk on the basis of an internal rating system. The remaining Group companies use external ratings available to them. Within the framework of previously defined counterparty credit limits, Group companies that do not have bank status can also invest cash with counterparties that are not externally rated, but instead are members of a deposit protection scheme. The corresponding counterparty limits are always well below the liability limits of the relevant protection scheme.

Part of the available-for-sale fixed-income securities and floating rate notes held by Clearstream are pledged to central banks to collateralise the settlement facility obtained. The fair value of pledged securities was €2,879.6 million as at 31 December 2010 (2009: €1,748.7 million; 2008: €754.1 million).

Loans for settling securities transactions

Clearstream grants customers technical overdraft facilities to maximise settlement efficiency. These settlement facilities are subject to internal credit review procedures. They are revocable at the option of the Clearstream subgroup and are largely collateralised. Technical overdraft facilities amounted to €101.2 billion as at 31 December 2010 (2009: €93.7 billion; 2008: €83.6 billion). Of this amount, €3.0 billion (2009: €2.8 billion; 2008: €3.0 billion) is unsecured, whereby a large proportion relates to credit lines granted to central banks and other state-guaranteed institutions. Actual outstandings at the end of each business day generally represent a small fraction of the facilities and amounted to €248.6 million as at 31 December 2010 (2009: €405.7 million; 2008: €722.3 million); see note 20.

Clearstream also guarantees the risk resulting from the Automated Securities Fails Financing programme it offers to its customers. However, this only applies when the risk is collateralised. In the absence of collateral, this risk is covered by third parties. Guarantees given under this programme amounted to €642.3 million as at 31 December 2010 (2009: €750.7 million; 2008: €538.4 million).

Under the ASLplus securities lending programme, Clearstream Banking S.A. had securities borrowings from various counterparties totalling €20,510.2 million as at 31 December 2010 (2009: €17,595.5 million; 2008: €6,179.1 million). These securities were fully lent to other counterparties. Collateral received by Clearstream Banking S.A. in connection with these loans amounted to €21,279.6 million (2009: €18,452.6 million; 2008: €6,908.7 million).

During 2009, Clearstream Banking AG discontinued a service where, as part of the national securities settlement process, it provided credit facilities to customers without an own TARGET2 account against collateral security. During 2008, 2009 and 2010 no losses from the credit business occurred on any of the types of transaction described.

Other receivables

Trading, settlement and custody fees are generally collected without delay by direct debit. Fees for other services, such as the provision of data and information, are settled mainly by transfer. As a result of default by customers, receivables of €2.5 million (2009: €1.5 million; 2008: €7.6 million) relating to fees for trading and provision of data and IT services are not expected to be collectable.

Financial instruments of Eurex Clearing AG (central counterparty)

To safeguard Eurex Clearing AG against the risk of default by a clearing member, the clearing conditions require the clearing members to deposit margins in the form of cash or securities on a daily basis or an intraday basis in the amount stipulated by Eurex Clearing AG.

The aggregate margin calls (after haircuts) based on the executed transactions was €33,013.0 million at the reporting date (2009: €36,240.1 million; 2008: €54,054.5 million). In fact, collateral totalling €42,325.5 million (2009: €47,987.7 million; 2008: €64,794.4 million) was deposited.

Composition of Eurex Clearing AG's collateral

	Collateral value as at 31 Dec. 2010 €m	Collateral value as at 31 Dec. 2009 €m	Collateral value as at 31 Dec. 2008 €m	Fair value as at 31 Dec. 2010 €m	Fair value as at 31 Dec. 2009 €m	Fair value as at 31 Dec. 2008 €m
Cash collateral (cash deposits)	6,060.1	4,737.0	10,216.2	6,060.1	4,737.0	10,216.2
Securities and book-entry securities collateral	36,265.4	43,250.7	54,578.2	40,988.9	48,702.8	62,974.5
Total	**42,325.5**	**47,987.7**	**64,794.4**	**47,049.0**	**53,439.8**	**73,190.7**

There were also third-party bank guarantees for clearing members of Eurex Clearing AG amounting to €79.0 million and CHF15.3 million as at the year-end (2009: €122.5 million and CHF15.3 million; 2008: €182.4 million and CHF15.3 million).

In contrast to the risk-oriented net analysis of the transactions via the central counterparty, the gross amounts are reported in the balance sheet, as the offsetting rules defined in IAS 32 cannot be met. For a detailed explanation of this balance sheet item, see section "financial instruments of Eurex Clearing AG (central counterparty)" in note 3 or note 19 for an analysis of the carrying amount of €128,823.7 million as at 31 December 2010 (2009: €143,178.4 million; 2008: €121,684.3 million).

Credit risk concentrations

Deutsche Börse Group's business model and the resulting business relationships with a large part of the financial sector mean that, as a rule, credit risk is concentrated on the financial sector. Potential concentrations of credit risk on individual counterparties are avoided by application of counterparty credit limits.

The regulatory requirements, such as those arising under the Großkredit- und Millionenkreditverordnung (GroMiKV, ordinance governing large exposures and loans of €1.5 million or more) in Germany and the corresponding rules in Luxembourg arising under the revised CSSF circular 06/273, are complied with. The German and Luxembourgian rules are based on the EU directives 2006/48/EC and 2006/49/EC (commonly known as CRD). The large exposures rules as laid down by the CRD have been revised by three directives in 2009 (commonly known as CRD II) and have been effective since 31 December 2010. The new rules are more prudent and have taken away in principle the preferred treatment of banks compared to other corporations and have tightened the rules on collateral (*e.g.* introduced the same haircut rules as for solvency purposes). See note 24 for an explanation of regulatory capital requirements.

Deutsche Börse Group carries out VaR calculations in order to detect credit concentration risks. In 2010, no significant credit concentrations were assessed.

The economic capital for credit risk is calculated for each business day and amounts to €135 million as of 31 December 2010.

Market price risk

As part of the annual planning, the treasury policy of Deutsche Börse Group is implemented in such a way that any net earnings exposure from currencies must be hedged through foreign exchange transactions, if the unhedged exposure exceeds 10 percent of consolidated EBIT. Foreign exchange exposures below 10 percent of consolidated EBIT may also be hedged.

During the year, actual foreign exchange exposure is monitored against the latest EBIT forecast. In case of an overstepping of the 10 percent threshold, the exceeding amount must be hedged.

In addition, the policy stipulates that intraperiod open foreign exchange positions are closed when they exceed €15.0 million. This policy was complied with as in the previous year; as at 31 December 2010, there were no significant net foreign exchange positions.

Currency risks in the Group arise mainly from the operating results and balance sheet of ISE, which are denominated in US dollars, plus that part of Clearstream's sales revenue and interest income less expenses which is directly or indirectly generated in US dollars. As at 31 December 2010, ISE accounted for 19 percent of the Eurex segment's sales revenue (2009: 25 percent; 2008: 24 percent). In addition, the Clearstream segment generated sales revenue and interest income (2010: 9 percent; 2009: 9 percent; 2008: 12 percent) directly or indirectly in US dollars.

Eurex receives interest on intraday margin calls paid in US dollars. These exposures are partially offset by operating costs incurred in US dollars.

Acquisitions where payment of the purchase price results in currency risk are generally hedged.

The Group has partially hedged its investment in ISE against foreign currency risks by issuing fixed-income US dollar debt securities. The investment in ISE (hedged item) constitutes a net investment in a foreign operation. The US dollar securities designated as hedging instruments for the net investment hedge were issued in a nominal amount of US$460.0 million.

Interest rate risks arise further from debt financing of acquisitions. The acquisition of ISE was financed through senior and hybrid debt. Senior debt was issued in euros and US dollars with tenors of five to twelve years and fixed coupons for the life of the instruments. The hybrid debt issue has a fixed coupon for the first five years to be refixed in case the instrument is not called.

Equity price risks arise to a limited extent from contractual trust arrangements (CTAs). In addition, there are equity price risks arising from strategic equity investments in other exchange operators.

Economic capital is calculated at the end of each month for market price risks that can arise in connection with cash investments or borrowing as a result of fluctuations in interest rates and foreign exchange rates as well as through hedging corporate transactions. On 31 December 2010, the economic capital for market price risk was €1 million.

In financial year 2010, impairment losses amounting to €3.2 million (2009: €3.3 million; 2008: €10.0 million) were recognised in income for strategic investments that are not included in the VaR for market price risk.

Liquidity risk

Liquidity risk may arise from potential difficulties in renewing maturing financing, such as commercial paper and bilateral and syndicated credit facilities. In addition, required financing for unexpected events may cause liquidity risk. Most of the Group's cash investments are short-term to ensure availability of liquidity, should the need arise.

Liquidity risk arises from potential difficulties to meet current and future cash flows and collateral needs in support of the settlement activities of Clearstream's customers. Liquidity risk is managed by matching the duration of investments and liabilities, restricting investments in potentially illiquid or volatile asset classes, authorising the Clearstream subgroup to repledge securities received with central banks and maintaining sufficient financing facilities to overcome unexpected demands for liquidity. Most of the Group's cash investments are short-term.

Eurex Clearing AG remains almost perfectly matched with respect to the durations of received customer cash margins and investments while the Clearstream subgroup may invest customer balances up to a maximum of six months (see note 34 for an overview of the maturity structure). Eurex Clearing AG may place limited amounts with tenors of up to one month.

Contractually agreed credit lines

Company	Purpose of credit line		Currency	Amount as at 31 Dec. 2010 m	Amount as at 31 Dec. 2009 m	Amount as at 31 Dec. 2008 m
Deutsche Börse AG	working capital[1]	– interday	€	605.0	605.0	405.0
Eurex Clearing AG	settlement	– interday	€	670.0	370.0	370.0
	settlement	– intraday	€	700.0	700.0	700.0
	settlement	– interday	CHF	200.0	200.0	200.0
Clearstream Banking S.A.	working capital[1]	– interday	US$	1,000.0	1,000.0	1,000.0

1) €400.0 million of Deutsche Börse AG's working capital credit line is a sub-credit line of Clearstream Banking S.A.'s US$1.0 billion working capital credit line.

Clearstream Banking S.A. has a bank guarantee (letter of credit) in favour of Euroclear Bank S.A./N.V. issued by an international consortium to secure daily deliveries of securities between Euroclear and Clearstream. This guarantee amounted to US$3.0 billion as at 31 December 2010 (2009: US$3.0 billion; 2008: US$5.6 billion). Euroclear Bank S.A./N.V. has also issued a corresponding guarantee in favour of Clearstream Banking S.A.

Furthermore, Eurex Clearing AG holds a credit facility of US$2.1 billion granted by Euroclear Bank S.A./N.V. in order to increase the settlement efficiency.

A commercial paper programme offers Deutsche Börse AG an opportunity for flexible, short-term financing, involving a total facility of €2.5 billion in various currencies. As at year-end, there was no outstanding commercial paper (2009: €100.0 million; 2008: €202.0 million).

Clearstream Banking S.A. also has a commercial paper programme with a programme limit of €1.0 billion, which is used to provide additional short-term liquidity. As at 31 December 2010, commercial paper with a nominal value of €202.4 million had been issued (2009: €180.0 million; 2008: €35.0 million).

As in the previous year, Standard & Poor's assessed Deutsche Börse AG's long-term credit rating at AA as at 31 December 2010. Deutsche Börse AG's commercial paper programme was again awarded the best possible short-term rating of A-1+.

The long-term credit ratings by Fitch and Standard & Poor's for Clearstream Banking S.A. also remained unchanged over the previous year at AA. As in the previous year, Clearstream Banking S.A.'s commercial paper programme was rated F1+ by Fitch and A-1+ by Standard & Poor's.

43. Other financial obligations

For the coming years, Group expenses in connection with long-term contracts relating to maintenance contracts and other contracts amount to €138.0 million (2009: €127.2 million; 2008: €175.9 million).

Breakdown of future financial obligations

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Up to 1 year	79.5	80.9	112.2
1 to 5 years	49.8	37.4	53.6
More than 5 years	8.7	8.9	10.1
Total	**138.0**	**127.2**	**175.9**

Obligations resulting from insurance policies amount to €5.1 million in 2011 (2010: €5.0 million; 2009: €5.6 million).

Deutsche Börse AG completed an investment protection agreement with SIX Group AG. If SIX Group AG reduces its indirect share in the profit of Eurex companies, the agreement obligates Deutsche Börse AG to make a compensatory payment to SIX Group AG for the reduction of the indirect share in International Securities Exchange Holdings, Inc.

In connection with the cooperation agreement between SIX Swiss Exchange AG and Deutsche Börse AG with regard to both parties' participation in Scoach Holding S.A., Deutsche Börse AG has the right and the obligation, at the end of the cooperation after expiration of the term or termination of the agreement, to retain the holding company as sole shareholder. This obligation results in a contingent liability for Deutsche Börse AG to SIX Swiss Exchange AG to acquire the shares SIX Swiss Exchange AG holds in the holding company without fair value being measured. In addition, Deutsche Börse AG has to make a compensation payment if the net financial liabilities and assets surplus to business requirements of Scoach Schweiz AG, which is allocated to SIX Group, and of Scoach Europa AG, which is allocated to Deutsche Börse Group, are not of equal value.

Eurex Zürich AG and Landesbank Baden-Württemberg (LBBW) entered into an agreement on 23 December 2010 for the acquisition by Eurex Zürich AG of the shares held to date by LBBW in European Energy Exchange AG. The shares are to be transferred to Eurex Zürich AG at a price of €7.15 per share plus a premium of €0.60, if this results in a majority shareholding by Eurex Zürich AG. If Eurex were to acquire all the shares of LBBW, the maximum purchase price of the shares would be €71.3 million. However, according to the pre-emptive rights specified in the consortium agreement, LBBW is obliged to offer its shares to other shareholders of European Energy Exchange AG on a pro-rata basis. Eurex Zürich AG's current interest in EEX will rise from 35.23 percent to 56.14 percent (plus 20.91 percentage points). Eurex will pay a purchase price of around €65 million to LBBW. For further details see note 48.

44. Leases

Finance leases

Finance leases were related to IT hardware components that had been used operationally within Deutsche Börse Group and had not been subleased.

Minimum lease payments from finance leases

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Up to 1 year	0	0.6	0.2
1 to 5 years	0	0	0.6
Total	**0**	**0.6**	**0.8**
Discount	0	− 0.1	− 0.1
Present value of minimum lease payments	**0**	**0.5**	**0.7**

No contingent rent was provided for under the terms of the leases. The corresponding agreements did not contain any escalation clauses.

Operating leases (as lessee)

In addition to finance leases, the Group has also entered into leases that must be classified as operating leases on the basis of their economic substance; this means that the leased asset is allocated to the lessor. These leases relate mainly to buildings, IT hardware and software.

Minimum lease payments from operating leases

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Up to 1 year	75.4	72.1	73.3
1 to 5 years	194.1	190.7	146.6
More than 5 years	223.7	207.9	118.6
Total	**493.2**	**470.7**	**338.5**

In 2010, €71.1 million (2009: €79.3 million; 2008: €72.2 million) in minimum lease payments was recognised as an expense.

Operating leases for buildings, some of which are sublet, have terms of between one and 15 years. They usually terminate automatically when the lease expires. The Group has options to extend some leases.

Rental income expected from sublease contracts

	31 Dec. 2010 €m	31 Dec. 2009 €m	31 Dec. 2008 €m
Up to 1 year	2.1	2.9	4.9
1 to 5 years	0.6	0.9	2.8
Total	**2.7**	**3.8**	**7.7**

45. Phantom Stock Option Plan, Stock Bonus Plan and Group Share Plan

Phantom Stock Option Plan

Following its IPO on 5 February 2001, Deutsche Börse AG established a phantom stock option programme for Executive Board members and senior executives of Deutsche Börse AG and its subsidiaries, which was applied for the last time in 2006.

In accordance with IFRS 2, an adapted "exchange options" model (spread option model) was used to calculate the value of the stock options.

The same valuation model was applied to all options granted under the phantom stock option plan. The value calculated best reflects the value of the services received. The phantom stock options have a maximum term of five years and a vesting period of three years. The options can be exercised in each quarter of the subsequent two years in 14-day exercise windows. If options have not been exercised by the last day of the exercise period, the holder is treated as if he had exercised the options. The amount of the cash payout depends on the relative performance of Deutsche Börse AG shares (adjusted for dividend payments) against the STOXX Europe 600 Technology index as the benchmark index (€1.00 per 1 percent outperformance).

Valuation parameters for stock options

		as at 31 Dec. 2010	as at 31 Dec. 2009[1]	as at 31 Dec. 2008[2]
60-day average of Deutsche Börse AG shares	€	49.90	56.71	56.15
60-day average of STOXX 600 Europe Technology	Points	272.78	239.42	206.24
Volatility of Deutsche Börse AG shares[3]	%	15.42	17.81/47.27	52.6 – 66.2
Volatility of STOXX 600 Europe Technology[4]	%	9.13	11.49/28.89	33.5 – 48.4
Correlation[5]	%	58.48	46.37/59.54	60.1 – 64.9

1) Comparables for 2005 and 2006 tranches at 31 December 2009
2) Comparables for 2004 to 2006 tranches at 31 December 2008
3) The underlying volatility of the 2006 tranche was 15.42 percent (2009: 47.27 percent, 2008: 52.6 percent).
4) The volatility of the index was 9.13 percent (2009: 28.89 percent, 2008: 33.5 percent) for the 2006 tranche.
5) The correlation was 58.48 percent (2009: 59.54 percent, 2008: 61.3 percent) for the 2006 tranche.

The option pricing model does not include any exercise hurdles and assumes that options will be held for the maximum holding period. The volatilities applied correspond to the market volatilities of comparable options with matching maturities.

Valuation of stock options

	Balance as at 31 Dec. 2010	Opening share price	Opening index price	Intrinsic value/option	Option value/option	Payment obligation	Provision as at 31 Dec. 2010
	Number	€	Points	€	€	€m	€m
Tranche 2006[1]	12,829	41.55	365.27	45.42	45.42	0.6	0.6
Total	**12,829**					**0.6**	**0.6**

1) As at 31 December 2010, the 2006 tranche was exercisable.

At the reporting date of 31 December 2010, current provisions of €0.6 million (2009: €4.5 million; 2008: €33.6 million) were reported, of which none were attributable to members of the Executive Board (2009: nil; 2008: €6.3 million) and none to members of the Supervisory Board (2009: nil; 2008: €0.4 million). As a result of the reduced outperformance, income in the financial year was €0.5 million (2009: €2.6 million, 2008: €6.0 million).

Change in number of stock options allocated

	Balance as at 31 Dec. 2009	Options allocated	Options exercised	Options forfeited	Balance as at 31 Dec. 2010
To other senior executives	52,594	0	39,765	0	12,829
Total stock options allocated	**52,594**	**0**	**39,765**	**0**	**12,829**

The average exercise price of the 39,765 (2009: 353,758; 2008: 345,999) stock options paid out during 2010 amounted to €85.35 (2009: €75.47; 2008: €428.40).

Stock Bonus Plan (SBP)

The Company had introduced a Stock Bonus Plan for the members of the Executive Board and senior executives as a long-term incentive component in 2007, replacing the phantom stock option plan of previous years. In 2010, the Company established an additional tranche of the SBP.

In addition, the Stock Bonus Plan was also introduced for the US subsidiary International Securities Exchange Holdings, Inc. in the year 2007 in accordance with the resolution of ISE's Compensation Committee.

In order to participate in the SBP, a beneficiary must have earned a bonus. The number of stock options for senior executives is determined by the amount of the individual and performance-based SBP bonus for the financial year, divided by the average market price of the Company (closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange) in the fourth quarter of the financial year in question. Neither the converted SBP bonus nor the stock options will be paid at the time the bonus is determined. Rather, the entitlements are generally received two years after having been granted ("waiting period"). Within this period, beneficiaries cannot assert shareholder rights (in particular, the right to receive dividends and attend the Annual General Meeting). The beneficiaries' claims resulting from the SBP are calculated on the first trading day following the last day of the waiting period. The current market price at that date (closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange) is multiplied by the number of SBP shares.

For the 2008 and 2009 SBP tranches, the stock options for both senior executives and Executive Board members are calculated using the method described above; solely for the 2010 SBP tranche newly issued in the financial year 2010, a different method is applied to calculate the number of stock options for Executive Board members retrospectively since 1 January 2010. This is described in the following.

To calculate the number of stock options for Executive Board members under the 2010 SBP tranche, the Supervisory Board defines the 100 percent stock bonus target in euros for each Executive Board member at the beginning of each financial year. Based on the 100 percent stock bonus target defined by the Supervisory Board at the beginning of each financial year, the corresponding number of virtual shares for each Executive Board member is calculated by dividing the stock bonus target by the average price (Xetra closing price) of Deutsche Börse AG's shares in the two calendar months preceding the month in which the Supervisory Board adopts the resolution on the stock bonus target. Any right to payment of a stock bonus vests only after a performance period of three years. The year in which the 100 percent stock bonus target is defined is taken to be the first performance year.

The calculation of the subsequent payout amount of the stock bonus for the Executive Board depends on the development of the two performance factors during the performance period: firstly, on the the relative performance of the total shareholder return on Deutsche Börse AG's shares compared with the total shareholder

return of the STOXX Europe 600 Financials Index as the peer group, and secondly, on the performance of Deutsche Börse AG's share price. This is multiplied by the number of virtual shares at the end of the performance period to determine the stock bonus. The share price used to calculate the cash payment claims of Executive Board members from the stock bonus is calculated as the average price of Deutsche Börse AG's shares (Xetra closing price) in the two full calendar months preceding the end of the performance period.

For the stock bonus of senior executives under the 2008 to 2010 tranches and for the Executive Board's stock bonus under the 2008 and 2009 tranches, the Company has a general option whether to settle a beneficiary's claim in cash or shares. The Company decided in 2010 to settle the 2008 tranche claims due in 2011 in cash. The Company is obliged to settle the stock bonus of the Executive Board under the newly issued 2010 SBP tranche as well as all future stock bonuses issued for the Executive Board in cash.

In accordance with IFRS 2, the Company uses an adjusted Black-Scholes model (Merton model) to calculate the fair value of the stock options.

Valuation parameters for SBP shares

		Tranche 2010	Tranche 2009	Tranche 2008
Term until		31 Jan. 2013	31 Jan. 2012	31 Jan. 2011
Risk-free interest rate	%	0.87	0.56	0.45
Volatility of Deutsche Börse AG shares	%	37.36	25.96	15.42
Dividend yield	%	4.92	4.46	4.05
Exercise price	€	0	0	0

The valuation model does not take exercise hurdles into account. The volatilities applied correspond to the market volatilities of comparable options with matching maturities.

Valuation of SBP shares

	Balance as at 31 Dec. 2010[1]	Deutsche Börse AG share price as at 31 Dec. 2010	Intrinsic value/option[2]	Fair value/option[2]	Settlement obligation[2]	Provision as at 31 Dec. 2010
	Number	€	€	€	€m	€m
Tranche 2008	409,781	51.80	51.80	51.62	21.2	20.6
Tranche 2009	175,767	51.80	51.80	49.40	8.7	5.5
Tranche 2010	199,237[3]	51.80	51.80	46.86	9.3	2.9
Total	**784,785**				**39.2**	**29.0**

1) There was no portfolio of exercisable SBP shares as at 31 December 2010.
2) As at the balance sheet date
3) As the grant date for the 2010 tranche is not until the 2011 financial year, the number indicated for the balance sheet date may change subsequently.

Exercise of the stock options under the stock bonus plan was possible for the first time in 2010. The average exercise price for the 2007 tranche was €48.74. Shares of the SBP tranches 2008 to 2010 were paid to former employees as part of severance payments in the reporting year. The average exercise price amounted to €52.95 for the 2008 tranche, €51.96 for the 2009 tranche and €48.65 for the 2010 tranche.

The amount of provisions for the SBP results from the measurement of the number of SBP shares with the fair value of the closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange as at the balance sheet date and its proportionate recognition over the vesting period.

Provisions amounting to €29.0 million were recognised as at the balance sheet date of 31 December 2010 (31 December 2009: provisions in the amount of €24.9 million; 2008: reserves in the amount of €13.2 million). Thereof, €8.4 million are noncurrent; €5.8 million were attributable to members of the Executive Board (2009: provisions in the amount of €4.9 million; 2008: reserves amounting to €3.3 million). The total cost of the number

of SBP shares in 2010 was €10.6 million (2009: €16.1 million; 2008: €9.0 million). Of that amount, an expense of €2.7 million was attributable to active members of the Executive Board as at the balance sheet date (2009: expense of €3.1 million and an income of €1.4 million that was appropriated to retained earnings resulting from the decision made in 2009 to settle in cash; 2008: expense of €2.3 million).

Change in number of SBP shares allocated

	Balance as at 31 Dec. 2009	Disposals Tranche 2008	Additions Tranche 2009	Additions Tranche 2010	Options exercised	Options forfeited	Balance as at 31 Dec. 2010
To the Executive Board	138,113	0	4,133	66,264	−31,087	0	177,423
To other senior executives	581,550	−15,127	8,301	132,973	−100,335	0	607,362
Total	**719,663**	**−15,127**	**12,434**	**199,237**[1]	**−131,422**	**0**	**784,785**

1) As the grant date for the 2010 tranche is not until the 2011 financial year, the number indicated for the balance sheet date may change subsequently.

Group Share Plan (GSP)

In the past, employees of Deutsche Börse Group who are not members of the Executive Board or senior executives had the opportunity to subscribe for shares of Deutsche Börse AG at a discount of 30 or 40 percent to the issue price under the Group Share Plan (GSP). This discount is based on the employee's performance assessment and length of service. Under the 2009 GSP tranche, eligible employees were able to buy up to 200 shares of the Company. The purchased shares must be held for at least two years. In line with the resolution by the Annual General Meeting on 27 May 2010, the Company did not issue a further tranche of the GSP in the current financial year.

In 2004 to 2006, employees participating in the GSP received an additional stock option for each share acquired through the GSP, which they can exercise after two years at a fixed premium to the issue price. The exercise price of these additional options consists of the basic price, which corresponds to the volume-weighted average price of the shares in the closing auctions in Xetra trading on the ten trading days preceding the stock options' grant date, but at a minimum to the closing price on the grant date of the stock options, and a premium of 20 percent of the basic price. Options could not be exercised in the first two years, and expire without compensation if not exercised within six years. The options of the 2004 tranche expired in the current financial year. Following the capital increase from retained earnings in 2007, each individual option entitles the holder to subscribe for two Deutsche Börse shares unless Deutsche Börse AG exercises its right to settle in cash.

As a result of the decision made in 2010 to settle all GSP tranches in cash, a total of €1.8 million for the number of options from all tranches was reclassified to provisions in accordance with IFRS 2. As all tranches of the GSP have already vested, the amount of the provision results from the measurement of the number of options at the full fair value of the closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange at the balance sheet date which reflects the intrinsic value of the option. The fair value of the GSP tranche 2005 was €11.60 as at 31 December 2010; the GSP tranche 2006 was measured at a fair value of €0 as at 31 December 2010, because the exercise price of the option exceeded the closing auction price of Deutsche Börse shares. The difference between the fair value of the share price on the grant date and the fair value of the share price at the time the obligation to settle in cash arose was appropriated directly to retained earnings for those tranches for which there was a reversal and was recognised as staff costs for those tranches for which there was an addition.

In 2010, expense in the total amount of €1.0 million (2009: net income of €0.2 million, 2008: net income of €1.5 million) was recognised in staff costs for all GSP options.

Change in number of GSP options allocated

	Balance as at 31 Dec. 2009	Options exercised	Options forfeited	Balance as at 31 Dec. 2010
Tranche 2004	13,872	12,972	900	0
Tranche 2005	33,365	1,555	200	31,610
Tranche 2006	50,792	0	1,280	49,512
Total[1]	**98,029**	**14,527**	**2,380**	**81,122**

1) As at 31 December 2010 a total of 81,122 options from the 2005 and 2006 tranches was exercisable (2009: 98,029 from the 2004 to 2006 tranches).

The weighted average share price for the options exercised in 2010 amounted to €49.87 (2009: €53.58; 2008: €88.33).

ISE Group Share Plan

As a component of remuneration with a long-term incentive effect, the Company also issued an annual new tranche of the Group Share Plan for employees of the US ISE subgroup in the past. Under these newly issued tranches of the ISE Group Share Plan, eligible employees had the opportunity to acquire a number of shares in Deutsche Börse AG based on their earned bonus plus an additional personal contribution. The purchase price for the shares, which is reduced by 90 percent, was paid from the granted GSP bonus and an additional contribution by the employee. For the 2008 and 2009 tranches of the stock options, a three year vesting period has been agreed. Neither the GSP bonus nor the number of GSP shares are paid at the time the bonus is determined. Rather, the payments are made two years after the grant date for the 2008 and 2009 tranches. Within this period, beneficiaries cannot assert shareholder rights (in particular, the right to receive dividends and attend the Annual General Meeting).

The Company did not issue any further tranche for the ISE Group Share Plan in financial year 2010.

The shares under the Group Share Plan are delivered no later than 45 days after the vesting period has expired. The shares are all purchased in the market. The difference between the average purchase price and the reduced subscription price is charged to staff costs.

In accordance with IFRS 2, the Company uses an adjusted Black-Scholes model (Merton model) to calculate the fair value of the GSP shares.

Valuation parameters for ISE GSP shares

		Tranche 2008	Tranche 2009
Term until		31 Jan. 2011	31 Jan. 2012
Risk-free interest rate	%	1.37	0.93
Volatility of Deutsche Börse AG shares	%	56.83	56.15
Deutsche Börse AG share price as at 31 Dec. 2010	€	51.80	51.80
Dividend yield	%	5.48	4.99
Exercise price	€	0	0
Fair value	€	**34.62**	**42.12**

The valuation model does not take exercise hurdles into account. The volatilities applied correspond to the market volatilities of comparable options with matching maturities.

Valuation of ISE GSP shares

	Projected balance as at 31 Dec. 2010[1]	Deutsche Börse AG share price as at 31 Dec. 2010	Intrinsic value/option[2]	Fair value/option[2]	Settlement obligation[3]	Reserves as at 31 Dec. 2010
	Number	€	€	€	€m	€m
Tranche 2008	100,482	51.80	38.35	34.62	3.1	3.0
Tranche 2009	74,101	51.80	46.25	42.12	2.8	1.6
Total	**174,583**				**5.9**	**4.6**

1) No ISE GSP shares were exercisable as at 31 December 2010.
2) As at the grant date
3) As at the maturity date

In accordance with IFRS 2, the total amount for the number of ISE GSP shares is measured at the fair value on the grant date or the reporting date, and recognised in the income statement over the vesting periods of three years. Shareholders' equity is increased accordingly.

Reserves amounting to €4.6 million (2009: €4.1 million; 2008: €1.9 million) were recognised as at the balance sheet date of 31 December 2010. Of this amount, €1.6 million (2009: €2.9 million; 2008: €1.3 million) are noncurrent reserves. The total cost of the number of ISE GSP stock options in 2010 was €1.9 million (2009: €3.5 million, 2008: €1.9 million), all of which was attributable to equity-settled share-based payments.

Change in number of ISE GSP shares allocated

	Balance as at 31 Dec. 2009	Additions	Options exercised	Options forfeited	Balance as at 31 Dec. 2010
Tranche 2007	19,727	0	19,727	0	0
Tranche 2008	110,963	0	0	10,481	100,482
Tranche 2009	52,633	29,132	0	7,664	74,101
Total	**183,323**	**29,132**	**19,727**	**18,145**	**174,583**

The share price of the 19,727 options exercised in 2010 from the 2007 tranche was €48.95.

46. Related party disclosures

Related parties as defined by IAS 24 are the members of the executive bodies of Deutsche Börse AG, those companies classified as its associates and other investors, and companies that are controlled or significantly influenced by members of its executive bodies.

Executive Board

In 2010, the fixed and variable remuneration of the members of the Executive Board, including non-cash benefits, amounted to a total of €15.2 million (2009: €9.4 million; 2008: €13.0 million).

In 2010, no expenses for non-recurring termination benefits for Executive Board members (2009: €5.8 million; 2008: nil) were recognised in the consolidated income statement.

The actuarial present value of the pension obligations to Executive Board members was €26.2 million at 31 December 2010 (2009: €19.3 million; 2008: €15.6 million). Expenses of €2.5 million (2009: €1.4 million; 2008: €3.5 million) were recognised as additions to pension provisions.

Former members of the Executive Board or their surviving dependents

The remuneration paid to former members of the Executive Board or their surviving dependents amounted to €1.3 million in 2010 (2009: €1.3 million; 2008: €1.2 million). The actuarial present value of the pension obligations was €32.6 million at 31 December 2010 (2009: €28.7 million; 2008: €27.2 million).

Supervisory Board

The aggregate remuneration paid to members of the Supervisory Board in financial year 2010 was €1.8 million (2009: €1.9 million; 2008: €2.3 million).

Other material transactions with related companies

The two following tables shows the other material transactions with companies classified as related parties.

Other transactions with associates

	Amount of the transactions			Outstanding balances		
	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m
Loans from Scoach Holding S.A. to Deutsche Börse AG as part of cash pooling	0	n.a.[2]	n.a.[2]	− 3.4	0	0
Services of Deutsche Börse AG for Scoach Europa AG	6.1	n.a.[2]	n.a.[2]	2.8	0	n.a
Services of Deutsche Börse AG for Scoach Holding S.A.	n.a.[2]	n.a.[2]	n.a.[2]	0	− 5.5	n.a
Loans from Deutsche Börse AG to Indexium AG	0	0	0	1.0	0	0
Operation of trading and clearing software by Deutsche Börse Systems AG for European Energy Exchange AG and affiliates	10.3	11.6	7.0	1.7	2.1	2.6
Operation of the trading system for U.S. Futures Exchange LLC by Deutsche Börse Systems AG	0	0	5.7	0	0[4]	0[4]
IT services and infrastructure by International Securities Exchange, LLC for Direct Edge Holdings, LLC	2.7	5.1	0	0	0	0
Development and operation of the Link Up Converter system by Clearstream Services S.A. for Link-Up Capital Markets, S.L.	2.5	6.5	0	0.9	0.5	0
Money market placements of European Commodity Clearing AG with Clearstream Banking S.A. and the interest paid thereon[1]	− 0.4	− 1.0	− 3.5	− 0.1	− 197.9	− 278.0[5]
Licence fees paid by Eurex Frankfurt AG to STOXX Ltd.	n.a.[3]	− 20.5	− 26.5	n.a.[3]	0	− 7.4
Provision of price data by STOXX Ltd. To Deutsche Börse AG	n.a.[3]	− 3.9	− 4.1	n.a.[3]	0	0
Administrative services and index calculation services by Deutsche Börse AG for STOXX Ltd.	n.a.[3]	0.6	0.6	n.a.[3]	0	0
Other transactions with associates	—	—	—	− 0.4	1.5	0.9
Total				**2.5**	**− 199.3**	**− 281.9**

1) European Commodity Clearing AG is a subsidiary of European Energy Exchange AG, which is classified as an associate.
2) Scoach Holding AG and Scoach Europa AG were deconsolidated effective 31 December 2009 and accounted for as associate companies. Hence, no values are shown for 2008 and 2009 in the column "Amount of the transactions"
3) STOXX Ltd. was fully consolidated effective 29 December 2009. Hence, no values are shown for 2010 in the columns "Amount of the transactions" and "Outstanding balances" respectively.
(4) Deutsche Börse Group recognised allowances for receivables amounting €5.7 million (2008: €2.2 million) in the reporting year.
(5) Contained in "liabilities from banking business".

Transactions with other investors

	Amount of the transactions			Outstanding balances		
	2010 €m	2009 €m	2008 €m	2010 €m	2009 €m	2008 €m
Office and administrative services by Eurex Zürich AG for SIX Swiss Exchange AG	22.5	27.0	32.6	5.1	3.5	3.4
Loans from SIX Group AG provided to STOXX Ltd. as part of the acquisition and interest charges thereon[3]	−0.5	n.a.[1]	n.a.[1]	−11.2	−15.2	n.a.
Office and administrative services by SIX Group AG for STOXX Ltd.	−4.5	n.a.[1]	n.a.[1]	−1.4	0	n.a.
Office and administrative services by SIX Swiss Exchange AG for Eurex Zürich AG	−8.1	−7.4	−7.2	−1.2	−0.8	−0.8
Operation and development of Eurex software by Deutsche Börse Systems AG for SIX Swiss Exchange AG	17.5	15.4	6.1	2.8	1.5	0.9
Office and administrative services by SIX Swiss Exchange AG for Eurex Frankfurt AG	−5.8	−6.7	−7.4	−0.1	−0.8	−0.8
Transfer of revenue from Eurex fees by Eurex Zürich AG to SIX Swiss Exchange AG	n.a.	n.a.	n.a.	−15.2	−12.0	−8.7
Operation and development of Xontro by Deutsche Börse Systems AG for BrainTrade Gesellschaft für Börsensysteme mbH	15.7	16.6	20.7	1.6	1.6	1.9
Operation of the floor trading system by BrainTrade Gesellschaft für Börsensysteme mbH for Deutsche Börse AG	−8.8	−8.7	−8.8	−0.9	−0.9	−1.0
Office and administrative services by SIX Swiss Exchange AG for Scoach Schweiz AG	n.a.[2]	−9.0	−9.5	n.a.[2]	0	0
Operation of the floor trading system by BrainTrade Gesellschaft für Börsensysteme mbH for Scoach Europa AG	n.a.[2]	−1.7	−2.3	n.a.[2]	0	0
Other transactions with other investors	—	—	—	0.1	0.2	−2.4
Total				**−20.4**	**−22.9**	**−7.5**

1) STOXX Ltd. was fully consolidated effective 29 December 2009. Hence, no values are shown for 2009 and 2008 in the column "Amount of the transactions".
2) Scoach Schweiz AG and Scoach Europa AG were deconsolidated effective 31 December 2009 and accounted for as associated companies. Hence, no values are shown for 2010 in the columns "Amount of the transactions" and "Outstanding balances", respectively.
3) Since STOXX Ltd. has been fully consolidated since 29 December 2009, services to and from SIX Group AG are reported as of the balance sheet date.

47. Employees

Employees

	2010	2009	2008
Average number of employees during the year	3,539	3,549	3,339
Employed as at the balance sheet date	3,490	3,600	3,395

Of the average number of employees during the year, 9 (2009: 9; 2008: 10) were classified as Managing Directors (excluding Executive Board members), 422 (2009: 437; 2008: 411) as senior executives and 3,108 (2009: 3,103; 2008: 2,918) as employees.

There was an average of 3,300 full-time equivalent (FTE) employees during the year (2009: 3,333; 2008: 3,115).

48. Events after the balance sheet date

On 15 February 2011, Deutsche Börse AG and NYSE Euronext announced that they have entered into a business combination agreement following approval from both companies' Boards. The new company will be the world leader in derivatives trading and risk management as well as the largest venue for capital raising and equities trading. The group will have two main locations, one near Frankfurt and one in New York.

The transaction is structured as a combination of Deutsche Börse AG and NYSE Euronext under a newly created Dutch holding company, which is expected to be listed in Frankfurt, New York and Paris. On the NYSE Euronext side, this will be effected through a merger of NYSE Euronext and a US subsidiary of the new holding company in which each NYSE Euronext share will be converted into 0.47 of a share of the new holding company. On the Deutsche Börse AG side, the new holding company will launch a public exchange offer, in which shareholders of Deutsche Börse AG may tender their shares of Deutsche Börse AG for an equal number of shares of the new holding company.

Following full completion of the contemplated transactions, the former Deutsche Börse AG shareholders would own 60 percent of the combined group and the former NYSE Euronext shareholders would own 40 percent of the combined group on a fully diluted basis and assuming that all Deutsche Börse AG shares are tendered in the exchange offer.

The transaction is subject to approval by holders of a majority of the outstanding NYSE Euronext shares and to a 75 percent acceptance level of the exchange offer to Deutsche Börse AG shareholders as well as approval by the relevant competition and financial, securities and other regulatory authorities in the US and Europe, and other customary closing conditions. The transaction is expected to close at the end of 2011.

On 23 February 2011, Deutsche Börse Group announced that Eurex Zürich AG, Zurich, Switzerland, will become the new majority shareholder in European Energy Exchange AG (EEX), Leipzig, Germany. After the closing of an agreement in December 2010 between Eurex Zürich AG and Landesbank Baden-Württemberg (LBBW) about the acquisition of the full LBBW share amounting 22.96 percent, LBBW offered its share on a pro-rata basis first to the other EEX shareholders, subject to the pre-emption rights laid out in the consortium agreement. After conclusion of the tender process, 31 of the 40 eligible shareholders declared to forgo a proportional increase in their stake.

Eurex's current shareholding of 35.23 percent in EEX will therefore rise to 56.14 percent (an increase of 20.91 percentage points). Eurex will pay approximately €65 million to LBBW for the shares acquired.

The transaction has been approved by the relevant supervisory bodies, including the Exchange Supervisory Authority in Saxony, the Federal Financial Supervisory Authority (BaFin) and the German Federal Cartel Office. The necessary approval has also been granted by the bodies of the seller (LBBW) and the buyer (Eurex Zürich AG). Together with the approval of the EEX supervisory board, this means that all of the conditions for the immediate execution of the transaction have now been fulfilled.

49. Date of approval for publication

Deutsche Börse AG's Executive Board approved the consolidated financial statements.

Frankurt/Main, 12 April 2011
Deutsche Börse AG





Reto Francioni   Andreas Preuss   Frank Gerstenschläger



Michael Kuhn   Gregor Pottmeyer   Jeffrey Tessler

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF DEUTSCHE BÖRSE GROUP

The accompanying condensed consolidated financial statements have not been audited nor reviewed in accordance with standards established by the Public Company Accounting Oversight Board (United States).

Condensed consolidated income statement (unaudited)

for the period 1 January to 31 March 2011

	Quarter ended	
	31 March 2011 €m	31 March 2010 €m
Sales revenue	558.6	519.2
Net interest income from banking business	16.1	11.0
Other operating income	8.3	12.5
Total revenue	**583.0**	**542.7**
Volume-related costs	(56.7)	(54.0)
Total revenue less volume-related costs	**526.3**	**488.7**
Staff costs	(100.8)	(126.8)
Depreciation, amortisation and impairment losses	(20.5)	(31.0)
Other operating expenses	(93.3)	(87.0)
Operating costs	**(214.6)**	**(244.8)**
Result from equity investments	4.6	1.7
Earnings before interest and tax (EBIT)	**316.3**	**245.6**
Financial income	8.7	3.8
Financial expense	(28.5)	(26.7)
Earnings before tax (EBT)	**296.5**	**222.7**
Income tax expense	(77.1)	(60.1)
Net profit for the period	**219.4**	**162.6**
thereof shareholders of parent company (net income for the period)	212.8	156.9
thereof non-controlling interests	6.6	5.7
Earnings per share (basic and diluted) (€)	1.14	0.84

Condensed consolidated statement of comprehensive income (unaudited)

for the period 1 January to 31 March 2011

	Quarter ended	
	31 March 2011 €m	31 March 2010 €m
Net profit for the period reported in consolidated income statement	**219.4**	**162.6**
Exchange rate differences[1]	(66.0)	91.8
Remeasurement of cash flow hedges	3.1	(2.1)
Remeasurement of other financial instruments	(1.6)	3.8
Deferred taxes	27.0	(30.9)
Other comprehensive (expense)/income	**(37.5)**	**62.6**
Total comprehensive income	**181.9**	**225.2**
thereof shareholders of parent company	187.8	202.3
thereof non-controlling interests	(5.9)	22.9

1) Exchange rate differences include €–6.0 million (2010: €5.6 million) that was taken directly to accumulated profit as part of the result from equity investments.

Condensed consolidated balance sheet (unaudited)

as at 31 March 2011

	31 March 2011 €m	31 Dec. 2010 €m	31 March 2010 €m
ASSETS			
Noncurrent assets			
Intangible assets	3,010.1	3,089.9	3,551.7
Property, plant and equipment	134.0	138.2	114.8
Financial assets	1,577.7	1,806.0	1,925.1
Other noncurrent assets	36.6	35.4	7.7
	4,758.4	**5,069.5**	**5,599.3**
Current assets			
Financial instruments of Eurex Clearing AG	151,885.6	128,823.7	143,008.2
Current receivables and securities from banking business	8,131.5	7,585.3	8,699.6
Other receivables and other assets[1]	461.1	389.1	447.5
Restricted bank balances	5,930.1	6,185.8	3,895.0
Other cash and bank balances	881.4	797.1	669.4
	167,289.7	**143,781.0**	**156,719.7**
Total assets	**172,048.1**	**148,850.5**	**162,319.0**
EQUITY AND LIABILITIES			
Equity			
Shareholders' equity	3,142.0	2,951.4	3,071.8
Non-controlling interests	452.0	458.9	496.0
Total equity	**3,594.0**	**3,410.3**	**3,567.8**
Noncurrent liabilities			
Provisions for pensions and other employee benefits	29.0	21.3	35.4
Other noncurrent provisions	88.1	86.6	66.6
Deferred tax liabilities	262.1	297.7	498.9
Interest-bearing liabilities	1,431.8	1,455.2	1,538.9
Other noncurrent liabilities	8.2	9.6	27.2
	1,819.2	**1,870.4**	**2,167.0**
Current liabilities			
Tax provisions	229.6	345.0	350.1
Other current provisions	97.8	134.8	100.9
Financial instruments of Eurex Clearing AG	151,885.6	128,823.7	143,008.2
Liabilities from banking business	9,166.8	7,822.0	8,888.3
Cash deposits by market participants	4,855.3	6,064.2	3,882.5
Other current liabilities	399.8	380.1	354.2
	166,634.9	**143,569.8**	**156,584.2**
Total liabilities	**168,454.1**	**145,440.2**	**158,751.2**
Total equity and liabilities	**172,048.1**	**148,850.5**	**162,319.0**

1) Thereof €14.1 million (31 December 2010: €14.1 million and 31 March 2010: €14.8 million) with a remaining maturity of more than one year from corporation tax credits in accordance with section 37 (5) of the Körperschaftsteuergesetz (KStG, the German Corporation Tax Act)

Condensed consolidated cash flow statement (unaudited)

for the period 1 January to 31 March 2011

	Quarter ended	
	31 March 2011 €m	31 March 2010 €m
Net profit for the period	219.4	162.6
Depreciation, amortisation and impairment losses	20.5	31.0
Increase/(decrease) in noncurrent provisions	9.6	(9.0)
Deferred tax expense	2.3	3.2
Other non-cash expense	2.7	(4.8)
Changes in working capital, net of non-cash items:		
(Increase)/decrease in receivables and other assets	(75.4)	3.6
(Decrease)/increase in current liabilities	(104.9)	111.4
(Decrease)/increase in noncurrent liabilities	(5.9)	2.0
Net loss on disposal of noncurrent assets	0	0.7
Cash flows from operating activities	**68.3**	**300.7**
Payments to acquire intangible assets and property, plant and equipment	(19.9)	(38.0)
Payments to acquire noncurrent financial instruments	(23.9)	(576.2)
Payments to acquire subsidiaries, net of cash acquired	(2.8)	0.1[1]
Payments to acquire investments in associates	0	(2.5)
Net decrease in current receivables, securities and liabilities from banking business with an original term greater than three months	601.4	415.9
Proceeds from disposals of available-for-sale noncurrent financial instruments	463.4	282.4
Cash flows from investing activities	**1,018.2**	**81.7**
Repayment of short-term financing	0	(100.0)
Finance lease payments	0	(0.1)
Cash flows from financing activities	**0**	**(100.1)**
Net change in cash and cash equivalents	1,086.5	282.3
Effect of exchange rate differences[2]	(10.1)	1.1
Cash and cash equivalents as at beginning of period[3]	(445.5)	(285.4)
Cash and cash equivalents as at end of period[3]	**630.9**	**(2.0)**
Interest income and other similar income[4]	7.7	3.3
Dividends received from investments in associates and other equity investments[4]	0.2	0.2
Interest paid[4]	(3.7)	(1.6)
Income tax paid	(191.7)	(17.0)

1) Cash totalling €0.5 million was acquired in the course of the purchase of Tradegate Exchange GmbH for a purchase price of €0.4 million.
2) Primarily includes the exchange rate differences arising on translation of the ISE subgroup
3) Excluding cash deposits by market participants
4) Interest and dividend payments are allocated to cashflows from operating activities.

Condensed consolidated statement of changes in equity

for the period 1 January to 31 March 2011

			thereof included in total comprehensive income	
	Quarter ended		Quarter ended	
	31 March 2011 €m	31 March 2010 €m	31 March 2011 €m	31 March 2010 €m
Subscribed capital				
Balance as at 1 January	195.0	195.0		
Balance as at 31 March	**195.0**	**195.0**		
Share premium				
Balance as at 1 January	1,247.0	1,247.0		
Balance as at 31 March	**1,247.0**	**1,247.0**		
Treasury shares				
Balance as at 1 January	(586.5)	(587.8)		
Sales within the Group Share Plan	6.5	1.3		
Balance as at 31 March	**(580.0)**	**(586.5)**		
Revaluation surplus				
Balance as at 1 January	124.9	125.2		
Remeasurement of other financial instruments	(1.6)	3.8	(1.6)	3.8
Remeasurement of cash flow hedges	3.1	(2.1)	3.1	(2.1)
Increase in share-based payments	(2.7)	(2.5)	0	0
Deferred taxes on remeasurement of financial instruments	(0.3)	(0.2)	(0.3)	(0.2)
Balance as at 31 March	**123.4**	**124.2**		
Accumulated profit				
Balance as at 1 January	1,971.0	1,886.8		
Net income for the period	212.8	156.9	212.8	156.9
Exchange rate differences and other adjustments	(54.5)	79.1	(53.5)	74.6
Deferred taxes	27.3	(30.7)	27.3	(30.7)
Balance as at 31 March	**2,156.6**	**2,092.1**		
Shareholders' equity as at 31 March	**3,142.0**	**3,071.8**	**187.8**	**202.3**
Non-controlling interests				
Balance as at 1 January	458.9	472.6		
Changes due to capital increases/(decreases)	(0.5)	0.1		
Changes due to share in net income of subsidiaries for the period	6.6	5.7	6.6	5.7
Exchange rate differences and other adjustments	(13.0)	17.6	(12.5)	17.2
Total non-controlling interests as at 31 March	**452.0**	**496.0**	**(5.9)**	**22.9**
Total as at 31 March	**3,594.0**	**3,567.8**	**181.9**	**225.2**

Notes to the condensed consolidated interim financial statements (unaudited)

1. Accounting policies

The condensed consolidated interim financial statements have been prepared in compliance with the International Financial Reporting Standards (IFRSs) and the related interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union in accordance with Regulation No. 1606/2002 of the European Parliament and of the Council on the application of International Accounting Standards.

In the opinion of management, the accompanying condensed consolidated interim financial statements of Deutsche Börse Group (the "Group" or the "Company") have been prepared to reflect all adjustments necessary to present fairly the financial position and results of operations as of the dates and for the periods shown. All significant intercompany transactions and balances are eliminated in consolidation.

As at 31 March 2011, there were no effective standards or interpretations not yet adopted by the European Union impacting the interim financial statements. Accordingly, the financial statements also comply with the IFRSs as issued by the IASB. The significant accounting policies applied by the Company to the consolidated financial statements for the year ended 31 December 2010 were also applied to the condensed consolidated interim financial statements.

In addition to the standards and interpretations applied as of 31 December 2010, the following standards and interpretations were applied for the first time:

- Revised IAS 24 "Related Party Disclosures"
- Amendments to IAS 32 "Classification of Rights Issues"
- Amendments to IFRIC 14 "Repayments of a Minimum Funding Requirement"
- Changes resulting from the "Annual Improvements Project"

The application of these standards and interpretations did not have any material or any impact on Deutsche Börse Group's financial reporting.

The interim financial statements comply with IAS 34 ("Interim Financial Reporting").

In accordance with the provisions of Wertpapierhandelsgesetz (WpHG, German Securities Trading Act), these interim financial statements are supplemented by a Group interim management report.

2. Group structure

On 31 January 2011, Infobolsa S.A., Madrid, Spain, acquired an interest of 62 percent in Open Finance S.L., Valencia, Spain, for a purchase price of €3.5 million. The company has been fully included in the consolidated financial statements since 31 January 2011. Goodwill amounting to €3.1 million results from the transaction.

On 23 December 2010, Eurex Zürich AG and Landesbank Baden-Württemberg (LBBW) reached an agreement regarding the acquisition of the shares in European Energy Exchange AG (EEX) previously held by LBBW through Eurex Zürich AG. After the closing of the tender process set out in the consortium agreement, 31 out of 40 EEX shareholders had waived a pro rata acquisition. The purchase price paid by Eurex Zürich AG on 12 April 2011 amounted to €64.9 million. The interest of Eurex Zürich AG in EEX rose from 35.23 percent to 56.14 percent. As Deutsche Börse Group does not hold the majority in EEX's supervisory board, the Group has no control. Thus, the company will continue to be accounted for as associate in Deutsche Börse Group's consolidated financial statements.

3. Seasonal influences

The Group's revenues are influenced more by the volatility and the transaction volume on the capital markets than by seasonal factors. Owing to a concentration of costs for projects only coming to completion in the fourth quarter, costs in the fourth quarter tend to be higher than in the first three quarters of the business year.

4. Total assets

The increase in consolidated total assets by €23.1 billion to €172.0 billion as at 31 March 2011 (31 December 2010: €148.9 billion) depends to a significant extent on financial instruments of Eurex Clearing AG. Receivables and liabilities from banking business remained almost unchanged. This contrasts with the slight decline in cash deposits by market participants and restricted bank balances. The level of these items can vary widely on a daily basis according to customers' needs and actions.

5. Segment reporting

Composition of sales revenue by segment

	Quarter ended	
	31 March 2011 €m	31 March 2010 €m
External sales revenue		
Xetra	73.0	65.0
Eurex	230.0	213.8
Clearstream	198.1	187.9
Market Data & Analytics	57.5	52.5
Total external sales revenue	**558.6**	**519.2**
Internal sales revenue		
Clearstream	1.8	2.2
Market Data & Analytics	8.6	8.2
Total internal sales revenue	**10.4**	**10.4**

Net interest income from banking business

	Quarter ended	
	31 March 2011 €m	31 March 2010 €m
Gross interest income	33.9	27.8
Interest expense	(17.8)	(16.8)
Total	**16.1**	**11.0**

Earnings before interest and tax (EBIT)

	Quarter ended	
	31 March 2011 €m	31 March 2010 €m
Xetra	38.4	26.2
Eurex	139.7	118.8
Clearstream	100.6	70.6
Market Data & Analytics	37.6	30.0
Total	**316.3**	**245.6**

Investment in intangible assets and property, plant and equipment

	Quarter ended	
	31 March 2011 €m	31 March 2010 €m
Xetra	1.5	3.2
Eurex	9.1	25.8
Clearstream	8.5	6.8
Market Data & Analytics	0.8	2.2
Total	**19.9**	**38.0**

6.   Other financial obligations

On 15 February 2011, Deutsche Börse AG and NYSE Euronext signed an agreement on a business combination. The transaction is structured as a combination of NYSE Euronext and Deutsche Börse AG under the newly created Dutch Alpha Beta Netherlands Holding N.V. ("Holding"), which is expected to be listed in Frankfurt, New York and Paris. For NYSE Euronext, this will be implemented by merging NYSE Euronext with a US subsidiary of the new holding company. Each NYSE Euronext share will be exchanged for 0.47 shares of the new holding company. On the Deutsche Börse AG side, the new holding company will launch a public takeover offer under which shareholders of Deutsche Börse AG can tender their shares in exchange for an equal number of newly issued shares of the holding company. The transaction is still subject to the approval of a majority of the shareholders of NYSE Euronext and to a 75 percent acceptance ratio for the takeover bid on the part of Deutsche Börse AG's shareholders. In addition, the relevant antitrust authorities, financial and exchange supervisory authorities and other regulators in the USA and Europe must approve the deal, and additional customary market conditions must be met.

The agreement on the business combination provides that Deutsche Börse AG may have to pay NYSE Euronext the sum of €250.0 million under certain circumstances. This payment obligation presupposes that a takeover bid or an expression of interest in the acquisition of shares or assets of Deutsche Börse AG or one of its subsidiaries to a certain size is announced or otherwise made public by a third party ("alternative bid"), and

(1) the agreement on the business combination with NYSE Euronext is then terminated by NYSE Euro-next because the Executive Board or Supervisory Board of Deutsche Börse AG no longer recommend that their shareholders accept the exchange offer due to the alternative bid, or

(2) the Executive Board or Supervisory Board of Deutsche Börse AG no longer recommend that their shareholders accept the exchange offer due to the alternative bid, the 75 percent acceptance ratio for the exchange offer is not reached, and either party then terminates the agreement on the business combination with NYSE Euronext, or

(3) Deutsche Börse AG or NYSE Euronext terminates the agreement on the business combination with NYSE Euronext because the 75 percent acceptance ratio for the exchange offer was not reached even though the Executive Board or Supervisory Board did not change their recommendation that shareholders should accept the exchange offer, but Deutsche Börse enters into another transaction above a defined size within nine months of such termination.

Furthermore, Deutsche Börse AG has entered into additional contingent commitments in relation to the planned business combination with NYSE Euronext that could lead to payment obligations in the total amount of approximately €41 million when the transaction closes.

Litigation concerning the combination

Following the announcement of the combination on 15 February 2011, several complaints were filed in the Delaware Court of Chancery ("Delaware Court"); the Supreme Court of the State of New York, County of New York ("New York Court"); and the U.S. District Court for the Southern District of New York ("SDNY"), challenging the proposed combination. Four of the actions were filed in the Delaware Court and have been consolidated as "In re NYSE Euronext Shareholders Litigation," Consol. C.A. No. 6220-VCS. Five actions were filed in the New York Court and are being coordinated under a single master file, "NYSE Euronext Shareholder Litigation Master File," Index No. 773,000/11. One action, "Jones v. Niederauer, et al.," C.N. 11-CV-01502, is pending in the SDNY.

All of the complaints raise substantially the same claims. All are purported class actions filed on behalf of all NYSE Euronext public shareholders and variously name as defendants NYSE Euronext, its directors, Pomme Merger Corporation and Holding (certain defendants are not named in all of the actions). Deutsche Börse AG is

named as defendant in eight cases. The complaints generally allege that the individual defendants breached their fiduciary duties in connection with their consideration and approval of the proposed combination and that the entity defendants aided and abetted those breaches. The complaints seek, among other relief, injunctive relief against the consummation of the combination, unspecified monetary damages and plaintiffs' costs and attorney's fees.

Predicting the outcome of these lawsuits is difficult. An adverse judgement for monetary damages could have a material adverse effect on the operations of the Holding group following completion of the combination. A preliminary injunction could delay or jeopardise the completion of the combination, and an adverse judgement granting permanent injunctive relief could indefinitely enjoin completion of the combination. The defendants believe that the claims asserted against them in these lawsuits are without merit, and intend to defend themselves vigorously against the claims.

7. Earnings per share

Under IAS 33, earnings per share are calculated by dividing the net profit for the period attributable to shareholders of the parent company (net income for the period) by the weighted average number of shares outstanding.

Diluted earnings per share are determined by adding the number of potentially dilutive ordinary shares that may be acquired under the Stock Bonus Plan (SBP) or the ISE Group Share Plan to the average number of shares. In order to calculate the number of potentially dilutive ordinary shares, the exercise prices were adjusted to reflect the fair value of the services still to be provided.

The calculation of the number of potentially dilutive ordinary shares for 2010 was adjusted accordingly: in contrast to Q1/2010, the 2008 tranche of SBP shares as well as the 2008 tranche of SBP shares of ISE were no longer classified as potentially dilutive in the first quarter of 2011, because the Company resolved to settle the relevant entitlements in cash. The contractual agreement on the SBP shares for Executive Board members under the 2010 tranche and all subsequent tranches specifies cash settlement. Consequently, the SBP shares for Executive Board members are not included in the number of potentially dilutive shares. When determining diluted earnings per share, all SBP tranches for which cash settlement has not been resolved are assumed to be equity-settled – regardless of the actual accounting in accordance with IFRS 2. The calculation of the number of potentially dilutive ordinary shares for the first quarter of 2010 was adjusted accordingly.

There were the following potentially dilutive rights to purchase shares as at 31 March 2011:

Calculation of the number of potentially dilutive ordinary shares

Tranche	Exercise price €	Adjusted exercise price in accordance with IAS 33 €	Average number of outstanding options 31 March 2011	Average price for the period[1] €	Number of potentially dilutive ordinary shares 31 March 2010
2009[2]	0	14.05	73,731	56.43	55,373
2010[3]	0	32.34	127,954	56.43	54,623
2011[3]	0	44.32	66,944	56.43	14,366

1) Volume-weighted average price of Deutsche Börse AG shares on Xetra for the period 1 January to 31 March 2011
2) This relates to rights to GSP shares under the ISE Group Share Plan. The options on SBP shares of the 2009 tranche (175,276 options) are not dilutive as at 31 March 2011.
3) This relates to rights to shares under the Share Bones Plan for senior executives.

As the volume-weighted average share price was higher than the adjusted exercise prices for the 2009 to 2011 tranches, these options are considered dilutive under IAS 33.

Calculation of earnings per share (basic and diluted)

	Quarter ended	
	31 March 2011	31 March 2010[1]
Number of shares outstanding as at beginning of period	185,942,801	185,922,690
Number of shares outstanding as at 31 March	186,043,003	185,943,021
Weighted average number of shares outstanding	186,008,489	185,922,916
Number of potentially dilutive ordinary shares	124,362	229,528
Weighted average number of shares used to compute diluted earnings per share	186,132,851	186,152,444
Net income for the period (€m)	212.8	156.9
Earnings per share (basic and diluted) (€)	1.14	0.84

1) The number of dilutive ordinary shares was adjusted accordingly in order to enhance comparability with disclosures for the reporting period. In the first quarter of 2010, diluted earnings per share remained unaffected by this adjustment.

8. Material transactions with related parties

Material transactions with associates

	Amount of the transactions		Outstanding balances	
	Quarter ended		Quarter ended	
	31 March 2011 €m	31 March 2010 €m	31 March 2011 €m	31 March 2010 €m
Loans from Scoach Holding S.A. to Deutsche Börse AG as part of cash pooling	0	0	(3.4)	(9.4)
Services of Deutsche Börse AG for Scoach Europa AG	1.3	1.6	2.7	3.5
Loans from Deutsche Börse AG to Indexium AG	0	0	1.0	0
Operation of trading and clearing software by Deutsche Börse AG (as at 31 March 2010 Deutsche Börse Systems AG) for European Energy Exchange AG and affiliates	2.2	2.4	2.2	1.3
IT services and infrastructure by International Securities Exchange, LLC for Direct Edge Holdings, LLC	0	0.7	0.3	1.7
Development and operation of the Link Up Converter system by Clearstream Services S.A. for Link Up Capital Markets, S.L.	0.5	0.5	0.4	1.0
Money market placements of European Commodity Clearing AG with Clearstream Banking S.A. and the interest paid thereon[1]	0	(0.1)	0	(199.6)
Other balances with associates	—	—	(0.6)	0
Total			**2.6**	**(201.5)**

1) The European Commodity Clearing AG is a subsidiary of European Energy Exchange AG, which is classified as an associate.

Material transactions with other related parties

	Amount of the transactions		Outstanding balances	
	Quarter ended		Quarter ended	
	31 March 2011	31 March 2010	31 March 2011	31 March 2010
	€m		€m	
Office and administrative services by Eurex Zürich AG for SIX Swiss Exchange AG	7.0	7.0	4.7	4.4
Loans from SIX Group AG provided to STOXX Ltd. as part of the acquisition and interest charges thereon	(0.1)	(0.1)	(11.2)	(15.3)
Office and administrative services by SIX Group AG for STOXX Ltd.	(1.2)	(0.7)	(1.2)	(0.7)
Office and administrative services by SIX Swiss Exchange AG for Eurex Zürich AG	(2.0)	(1.8)	(1.0)	(0.8)
Operation and development of Eurex software by Deutsche Börse AG (as at 31 March 2010 Deutsche Börse Systems AG) for SIX Swiss Exchange AG	4.1	4.4	2.9	2.5
Office and administrative services by SIX Swiss Exchange AG for Eurex Frankfurt AG	(1.0)	(0.9)	(0.3)	0
Transfer of revenue from Eurex fees by Eurex Zürich AG to SIX Swiss Exchange AG	n.a.	n.a.	(16.8)	(14.9)
Operation and development of Xontro by Deutsche Börse AG (as at 31 March 2010 Deutsche Börse Systems AG) for BrainTrade Gesellschaft für Börsensysteme mbH	3.9	4.4	1.6	1.7
Operation of the floor trading system by BrainTrade Gesellschaft für Börsensysteme mbH for Deutsche Börse AG	1.6	(2.1)	(0.9)	(0.9)
Other balances with other investors	—	—	0.1	0.1
Total			**(22.1)**	**(23.9)**

Transactions with key management personnel

Key management personnel are persons who directly or indirectly have authority and responsibility for planning, directing and controlling the activities of Deutsche Börse Group. The Group defines the members of the Executive Board and the Supervisory Board as key management personnel for the purposes of IAS 24.

As part of the proposed transaction between Deutsche Börse Group and NYSE Euronext, Deutsche Börse AG has entered into contracts for the provision of advisory services with Deutsche Bank AG, Frankfurt/ Main, Mayer Brown LLP, Washington, and J.P. Morgan Securities Inc., New York. In the period under review, three members of the Supervisory Board of Deutsche Börse AG also held key management positions in these companies. In the first quarter of 2011, Deutsche Börse Group paid Deutsche Bank AG a total of €0.2 million for advisory services in connection with this transaction.

9.   Employees

Employees

	Quarter ended	
	31 March 2011	31 March 2010
Average number of employees during the period	3,481	3,589
Employed as at the balance sheet date	3,507	3,588

There was an average of 3,234.5 full-time equivalent (FTE) employees during the first quarter of 2011 (Q1/2010: 3,377).

Frankfurt/ Main, 28 April 2011
Deutsche Börse AG
The Executive Board



Reto Francioni



Andreas Preuss

Frank Gerstenschläger



Michael Kuhn

Gregor Pottmeyer

Jeffrey Tessler

Annex A — Business Combination Agreement and Amendment No. 1 to Business Combination Agreement

Annex A

EXECUTION COPY

BUSINESS COMBINATION AGREEMENT

by and among

NYSE EURONEXT

DEUTSCHE BÖRSE AG

ALPHA BETA NETHERLANDS HOLDING N.V.

and

POMME MERGER CORPORATION

Dated as of February 15, 2011

TABLE OF CONTENTS

ARTICLE I

THE OFFER

ARTICLE II

THE MERGER

ARTICLE III

POST-CLOSING REORGANIZATION

ARTICLE IV

GOVERNING DOCUMENTS AND FUTURE STRUCTURE AND BUSINESS MODEL OF HOLDCO GROUP

ARTICLE X

MISCELLANEOUS AND GENERAL

Notes:
1)   Not imprinted in this document.
2)   In this document included as Annex C.
3)   In this document included as Annex D.
4)   Not imprinted in this document.

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this "*Agreement*"), dated as of February 15, 2011, is by and among NYSE Euronext, a Delaware corporation ("*NYSE Euronext*"), Deutsche Börse AG, an *Aktiengesellschaft* organized under the laws of the Federal Republic of Germany ("*Deutsche Börse*"), Alpha Beta Netherlands Holding N.V., a *naamloze vennootschap* organized under the laws of the Netherlands ("*Holdco*"), and Pomme Merger Corporation, a Delaware corporation and a newly formed, wholly owned subsidiary of Holdco ("*Merger Sub*").

RECITALS

WHEREAS, NYSE Euronext and Deutsche Börse desire to effect a strategic combination of their businesses;

WHEREAS, in furtherance thereof, the parties hereto propose that, upon the terms and subject to the conditions set forth in this Agreement: (a) Holdco shall make a public tender offer following the legal provisions of the German Securities Acquisition and Takeover Act (*Wertpapiererwerbs- und Übernahmegesetz*) (as amended from time to time, the "*Takeover Act*") and the U.S. Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the "*Exchange Act*"), to acquire all of the issued and outstanding shares of Deutsche Börse (the "*Deutsche Börse Shares*"), pursuant to which each Deutsche Börse Share tendered and not withdrawn and accepted for exchange shall be exchanged for one (the "*Deutsche Börse Exchange Ratio*") ordinary share, nominal value €1.00 per share, of Holdco ("*Holdco Share*") (such offer, as it may be amended from time to time in accordance with this Agreement, the "*Offer*"); and (b) immediately following the acquisition of Deutsche Börse Shares pursuant to the Offer, Merger Sub shall merge with and into NYSE Euronext (the "*Merger*"), with NYSE Euronext surviving the Merger as a wholly owned subsidiary of Holdco, pursuant to which each share of NYSE Euronext common stock, par value $0.01 per share (the "*NYSE Euronext Shares*"), shall be converted into the right to receive 0.47 (the "*NYSE Euronext Exchange Ratio*") of a Holdco Share;

WHEREAS, the Board of Directors of NYSE Euronext has determined that the Merger and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of NYSE Euronext, and are in the best interests of the NYSE Euronext stockholders, as well as its employees and other stakeholders, and (a) has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and (b) has determined, subject to applicable Law, to recommend that the NYSE Euronext stockholders adopt this Agreement and the transactions contemplated by this Agreement (such recommendation, the "*NYSE Euronext Recommendation*");

WHEREAS, each of the Supervisory Board of Deutsche Börse and the Management Board of Deutsche Börse (together, the "*Deutsche Börse Boards*") has determined that the Offer and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Deutsche Börse, and are in the best interests of Deutsche Börse, its shareholders, employees and other stakeholders and (a) has approved the transactions contemplated by this Agreement, including the Offer, and (b) has determined that, subject to its duties under applicable Law, it will recommend, in its statement on the Offer under Section 27 of the Takeover Act, that the Deutsche Börse shareholders accept the Offer and tender their Deutsche Börse Shares in the Offer (such recommendations of each of the Deutsche Börse Boards collectively, the "*Deutsche Börse Recommendation*");

WHEREAS, the sole shareholder of Holdco and the Board of Directors of Holdco (the "*Holdco Board*") has determined that the Merger and the Offer and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Holdco, and are in the best interests of

Holdco and its shareholders and has approved this Agreement and the transactions contemplated by this Agreement, including the Offer, the Merger and the Holdco Capital Increase;

WHEREAS, each of Holdco, as the sole shareholder of Merger Sub, and the Board of Directors of Merger Sub has determined that the Merger and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Merger Sub, and are in the best interests of Merger Sub and its stockholder and has approved this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, it is intended that, for U.S. federal income tax purposes, (i) the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the "*Code*"), and the rules and regulations promulgated thereunder, and/or the Merger and the Offer, taken together, shall qualify as a transaction described in Section 351(a) of the Code, (ii) the Merger shall qualify for an exception to the general rule of Section 367(a)(1) of the Code, (iii) the Offer, and/or the Merger and the Offer, taken together, shall qualify as a transaction described in Section 351(a) of the Code, and (iv) this Agreement shall be, and is hereby, adopted as a "plan of reorganization";

WHEREAS, it is intended that, for German tax purposes, the Offer is intended not to result in the recognition of any taxable gain or loss by the shareholders of Deutsche Börse; and

WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE OFFER

Section 1.1. *The Offer*.

(a) *Announcement of the Offer*. On the date of this Agreement, Holdco will (i) notify the relevant stock exchanges and the German Federal Agency for Financial Services Supervision (*Bundesanstalt für Finanzdienstleistungsaufsicht*) ("*BaFin*") of its intention to make the Offer, and (ii) publish its decision to launch the Offer (the "*Offer Announcement*") in accordance with Section 10 para. 1 sentence 1, para. 3 of the Takeover Act, which Offer Announcement shall include a description of the Offer Consideration and such further information about the Offer as deemed to be necessary or beneficial by the parties for further communication with shareholders until the Offer has been cleared by BaFin. On the date hereof, Deutsche Börse and NYSE Euronext shall also issue an initial press release pursuant to Section 7.7, and Deutsche Börse shall issue an ad-hoc release in accordance with Section 15 of the German Securities Dealing Act (*Wertpapierhandelsgesetz*) to the effect that, in the opinion of each of the Deutsche Börse Boards, a strategic business combination between NYSE Euronext and Deutsche Börse is in the best interest of Deutsche Börse and its shareholders, and that therefore each of the Deutsche Börse Boards has determined that, subject to its duties under applicable Law, it will recommend, in its statement on the Offer under Section 27 of the Takeover Act, that the Deutsche Börse shareholders accept the Offer and tender their Deutsche Börse Shares in the Offer. The wording of the Offer Announcement required by this Section 1.1(a) shall be, to the extent reasonably practicable, agreed between NYSE Euronext and Deutsche Börse in advance.

(b) *Submission of Offer Documents to Regulators*. As promptly as practicable after the date of this Agreement, NYSE Euronext, Deutsche Börse and Holdco shall prepare, and Holdco shall file with the U.S.

Securities and Exchange Commission (the "*SEC*") one or more registration statements on Form F-4 (together with any supplements or amendments thereto, the "*Registration Statement*") to register the offer and sale of Holdco Shares to be issued pursuant to the Offer and the Merger. The Registration Statement will include (1) a proxy statement/prospectus (the "*Proxy Statement/Prospectus*") to be used for the NYSE Euronext Stockholders Meeting to adopt this Agreement and to approve certain aspects of the Holdco articles of association that will be in effect after the Merger and (2) a prospectus to be used as a prospectus sent to U.S. holders of Deutsche Börse Shares (and, if NYSE Euronext and Deutsche Börse mutually agree, the holders of American Depositary Shares representing the right to receive Deutsche Börse Shares) for the Offer (the "*U.S. Tender Offer Prospectus*" and together with the Proxy Statement/Prospectus, the "*F-4 Prospectuses*"). If Holdco shall file the Registration Statement with the SEC prior to the date on which BaFin approves the Tender Offer Prospectus (or, if earlier, the expiration of the review period required under the Takeover Act), then Holdco shall file such Registration Statement with the SEC on a confidential basis to the extent a confidential filing is permitted by the SEC. Timely prior to the Acceptance Time, NYSE Euronext, Deutsche Börse and Holdco shall prepare, and Holdco shall submit to the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) (the "*AFM*") for the purpose of admission of the Holdco Shares to trading on the regulated markets of the Frankfurt Stock Exchange and Euronext Paris, (i) a listing prospectus (the "*Admission Prospectus*"), in accordance with applicable Dutch Law (which shall be identical with the Offer Documents in terms of content relating to NYSE Euronext, Deutsche Börse, and Holdco and their respective businesses to the greatest extent practicable) and (ii) applications for notification of the admission prospectus to the relevant authorities in Germany and France. On the date that is eight weeks following the Offer Announcement or such earlier time as may be required by applicable Law, Holdco shall submit to BaFin a tender offer document (*Angebotsunterlage*) in accordance with the Takeover Act, including as an annex the listing and offering disclosure information as required by Section 7 German Securities Prospectus Act (*Wertpapierprospektgesetz*) in combination with Commission regulation (EC) No. 809/2004 of 29 April 2004 and any further disclosure information as deemed necessary or beneficial by the parties (the "*Tender Offer Prospectus*" and, together with the F-4 Prospectuses, the "*Offer Documents*") and the related letter of transmittal form and other ancillary documents with respect to the Offer; *provided* that, if the parties agree, Holdco may, in lieu of submitting the Tender Offer Prospectus to BaFin, (x) submit to BaFin a tender offer document containing the information pursuant to Section 11 of the Takeover Act and, in addition, (y) submit to the AFM a securities prospectus containing the listing and offering disclosure information required by applicable Dutch Law in combination with Commission regulation (EC) No. 809/2004 of 29 April 2004 and any further disclosure information as deemed necessary or beneficial by the parties (in which case, such tender offer document and securities prospectus together shall constitute the "Tender Offer Prospectus" for purposes of this Agreement), for the purpose of passporting such securities prospectus that is compliant with the relevant prospectus regulations for the offer of Holdco Shares as consideration in the Offer and the Merger. Subject to applicable Law, NYSE Euronext, Deutsche Börse and Holdco agree that the information relating to NYSE Euronext, Deutsche Börse and Holdco and their respective businesses included in the Offer Documents shall be identical in terms of content to the greatest extent practicable. The parties agree to correct promptly any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. The disclosure in the Proxy Statement/Prospectus of material U.S. federal income tax consequences of the Merger to holders of NYSE Euronext common stock shall include a description of material U.S. federal income tax consequences of the Merger to holders of NYSE Euronext common stock in the event of a waiver of the condition set forth in paragraph II.(b)(ii) of Annex II. Subject to Section 7.4(c), the parties further agree to take all steps necessary to cause the Offer Documents, as so corrected, to be filed with the SEC, BaFin and, if applicable, the AFM, and to be disseminated to holders of NYSE Euronext Shares and Deutsche Börse Shares, as applicable, in each case as and to the extent required by applicable Law. As soon as practicable prior to the consummation of the Offer and the Merger, Holdco shall apply for admission of its entire issued share capital to trading on the regulated markets of the Frankfurt Stock Exchange and Euronext Paris on the basis of the Admission Prospectus.

(c) *Commencement of the Offer*. Following approval by BaFin (or the expiration of the review period required under the Takeover Act) of the terms of the Offer and the Tender Offer Prospectus filed by

Holdco as set forth in Section 1.1(b), Holdco shall (i) publish the Tender Offer Prospectus without undue delay (*ohne schuldhaftes Zögern*) in accordance with Section 14 para. 2 of the Takeover Act and, thereby, commence the Offer, and (ii) on the date of such publication, file with the SEC the U.S. Tender Offer Prospectus, together with the related letter of transmittal form and other ancillary documents with respect to the Offer, pursuant to Rule 424 under the U.S. Securities Act of 1933, as amended (the "*Securities Act*") and disseminate the U.S. Tender Offer Prospectus and such documents to the Deutsche Börse shareholders in accordance with Rule 14d-4 promulgated under the Exchange Act. If permitted by applicable Law, NYSE Euronext and Deutsche Börse may mutually agree that Holdco shall split the Offer into two or more separate exchange offers, including a separate U.S. offer and a non-U.S. offer. If the Offer shall be split into multiple exchange offers, each reference to the "Offer" set forth in this Agreement and the Annexes hereto shall refer to each of these separate offers unless the context otherwise requires.

(d) *Offer Consideration*. Each Deutsche Börse Share accepted by Holdco pursuant to the Offer (including during the subsequent offering period (*weitere Annahmefrist*)) shall be exchanged for one Holdco Share (the "*Offer Consideration*"). Notwithstanding the foregoing, if between the date of this Agreement and the time that any particular Deutsche Börse Share is accepted for exchange pursuant to the Offer, the outstanding NYSE Euronext Shares or Deutsche Börse Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then the Offer Consideration will be appropriately and proportionately adjusted to provide to the holder of such Deutsche Börse Share the same economic effect as contemplated by this Agreement prior to such event.

(e) *Acceptance Period of the Offer*. The Offer shall have an acceptance period that ends at a time (such time, as it may be extended in accordance with this Agreement and applicable Laws, the "*Expiration Time*") on a date that is the earlier of (i) 10 weeks after the commencement of the Offer pursuant to Section 1.1(c) and (ii) the Termination Date; *provided* that (A) in no event shall the Expiration Time occur on a date that is earlier than 20 business days (as defined in Rule 14d-1(g)(3) under the Exchange Act) after (and including the day of) the date of commencement of the Offer; and (B) Holdco shall be permitted to extend the Expiration Time if such extension is permitted by applicable Law and NYSE Euronext and Deutsche Börse mutually agree to such extension.

(f) *Conditions to the Offer*. Holdco's obligation to accept for exchange, and to exchange, any Deutsche Börse Shares validly tendered and not withdrawn prior to the expiration of the Offer shall be solely (*ausschließlich*) subject to the satisfaction or waiver of the conditions (*aufschiebende Bedingungen*) set forth in *Annex II* (the "*Offer Conditions*"), including the condition that there shall be validly tendered in accordance with the terms of the Offer prior to the Expiration Time and not withdrawn, in each case in accordance with applicable Laws, a number of Deutsche Börse Shares that represents at least 75% of the Deutsche Börse Shares outstanding on a Fully Diluted Basis as of the Expiration Time (the "*Minimum Condition*"). As used in this Agreement, "*Fully Diluted Basis*" means, as of any particular time, the number of Deutsche Börse Shares issued and outstanding at such time after taking into account all Deutsche Börse Shares issuable upon the conversion of Deutsche Börse's convertible securities or upon the exercise of any options, warrants or rights to purchase or subscribe for shares of the capital stock of Deutsche Börse.

(g) *Other Terms of the Offer*. Prior to the date of commencement of the Offer, Deutsche Börse will reasonably determine the percentage of its share capital held by U.S. holders in accordance with Instruction 2 to subsections (c) and (d) of Exchange Act Rule 14d-1. If the conditions set forth for a "Tier II" offer, as set forth in Rule 14d-1(d) under the Exchange Act, are satisfied for the Offer, Holdco will conduct the Offer in reliance on the exemptions for "Tier II" offers pursuant to Rule 14d-1(d) under the Exchange Act. Subject to its duties under applicable Law, Deutsche Börse will provide such information as NYSE Euronext and Holdco reasonably request to allow NYSE Euronext and Holdco to make a determination that U.S. holders do not hold more than 40% of the outstanding Deutsche Börse Shares and will otherwise cooperate with their reasonable inquiries. The parties agree to comply with, and agree that the terms and conditions of the Offer shall be conducted so as to

comply with, Regulation 14E of the Exchange Act, as modified by any applicable exemptions pursuant to Rule 14d-1(d)(2) under the Exchange Act.

(h) *Amendments and Waivers to Offer Terms and Conditions*. If BaFin permits the publication of the Tender Offer Prospectus only in a form that is not in accordance with the provisions of this Agreement, the parties hereto shall in good faith cooperate to make changes to the Tender Offer Prospectus so as to be consistent with the changes required by BaFin and to be consistent with the original intent of the parties. Notwithstanding anything to the contrary in this Agreement, nothing shall require the parties to agree to amend or waive any of the terms or conditions of the Offer contemplated by this Agreement without the prior written consent of both Deutsche Börse and NYSE Euronext, including any changes as to the form or amount of the Offer Consideration, the number of Deutsche Börse Shares sought to be purchased in the Offer, any changes to the conditions to the Offer or reduce the time period during which the Offer shall remain open, or any changes to modify or amend any term of the Offer in any manner that is adverse to either the holders of NYSE Euronext Shares or the holders of Deutsche Börse Shares. The parties understand and agree that, pursuant to Section 21 of the Takeover Act, a waiver or amendment of any of the Offer Conditions generally is only permitted until the end of the working day prior to the expiration date as published in the Tender Offer Prospectus.

(i) *Closing of the Offer*. Provided that this Agreement shall not have been earlier terminated in accordance with Article IX, and subject to the prior satisfaction or waiver of the Offer Conditions, Holdco shall promptly consummate the Offer in accordance with its terms and applicable Law, and accept for exchange, and exchange, all Deutsche Börse Shares validly tendered and not withdrawn pursuant to the Offer (the time that Holdco accepts for exchange, and exchanges, all of the Deutsche Börse Shares validly tendered and not withdrawn, the "*Acceptance Time*").

(j) *Subsequent Offering Period*. Following the Expiration Time and the satisfaction or waiver by Holdco of the Offer Conditions, with the exception of the Offer Conditions set forth in paragraphs I.(b), I.(c), I.(e), I.(f), I.(g), II.(b) and/or III.(b) of Annex II, Holdco shall conduct a subsequent offering period (*weitere Annahmefrist*) for the Offer in accordance with the Takeover Law, during which Holdco shall offer to acquire all remaining outstanding Deutsche Börse Shares.

(k) *Withholding*. Holdco, Deutsche Börse and the Escrow Agent shall be entitled to deduct and withhold from the Offer Consideration otherwise required to be delivered to any tendering holder of Deutsche Börse Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or non-U.S. tax law. To the extent that amounts are so deducted and withheld by or on behalf of Holdco, Deutsche Börse or the Escrow Agent, as the case may be, and paid over to the applicable Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Deutsche Börse Shares in respect of which such deduction and withholding was made.

Section 1.2. *Effect of the Offer on Deutsche Börse Stock Options*. Unless NYSE Euronext and Deutsche Börse agree otherwise, and subject to applicable Law, the Offer shall not include any offer to acquire any outstanding option to purchase Deutsche Börse Shares, but, in accordance with the Takeover Act, shall include an offer to purchase any Deutsche Börse Share that is purchased or subscribed for as a result of the exercise of any such option prior to the Expiration Time.

Section 1.3. *Cooperation to Transmit the Offer*. In connection with the Offer, Deutsche Börse shall, to the extent consistent with applicable Law, promptly furnish Holdco with such information and assistance as Holdco or its agent(s) may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of Deutsche Börse Shares.

ARTICLE II

THE MERGER

Section 2.1. *Appointment of Escrow Agent*. As promptly as possible following the date hereof, Holdco shall appoint a United States bank or trust company or other independent financial institution in the United States reasonably satisfactory to Deutsche Börse and NYSE Euronext (the "*Escrow Agent*") to act, among other things, as escrow agent and exchange agent for the Merger and to deliver the Merger Consideration to former stockholders of NYSE Euronext. NYSE Euronext and Holdco shall enter into an Escrow Agency Agreement with the Escrow Agent (the "*Escrow Agency Agreement*"), which agreement shall set forth the duties, responsibilities and obligations of the Escrow Agent consistent with the terms of this Agreement.

Section 2.2. *Shares of Merger Sub*. Merger Sub is a corporation incorporated under the laws of Delaware and is a constituent company in the Merger. Except as provided in or contemplated by the immediately following sentence, Holdco owns 100% of the outstanding capital stock of Merger Sub. Solely to accommodate the transactions described in this Article II and subject to the terms and conditions of the Escrow Agency Agreement, at least one day prior to the Effective Time, Holdco shall cause the Escrow Agent to be registered as Holdco's fiduciary (for the period prior to the Effective Time) as the record holder of all of the issued and outstanding shares of common stock, par value $0.01 per share, of Merger Sub (the "*Merger Sub Shares*").

Section 2.3. *The Merger*. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the "*DGCL*"), at the Effective Time, the Merger shall occur pursuant to which Merger Sub shall merge with and into NYSE Euronext, with NYSE Euronext surviving the Merger (the "*Surviving Corporation*") and the separate corporate existence of Merger Sub shall thereupon cease. The Surviving Corporation shall continue to exist under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises, unaffected by the Merger except as set forth in this Article II. After the Merger, but subject to Section 2.6, the Surviving Corporation shall be a wholly owned subsidiary of Holdco. The Merger shall have the effects specified in the DGCL.

Section 2.4. *Closing*. The closing of the Merger (the "*Closing*") shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, on the date on which the Acceptance Time shall occur, unless a later date or place is agreed to by NYSE Euronext and Deutsche Börse (the "*Closing Date*").

Section 2.5. *Effective Time*.

(a) On the Closing Date, NYSE Euronext shall file a certificate of merger relating to the Merger (the "*Certificate of Merger*") with the Secretary of State of Delaware, in such form as is required by and executed and acknowledged in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL.

(b) The Merger shall become effective at (i) the date and time on which the Certificate of Merger is duly filed with the Secretary of State of Delaware as required to effect the Merger, or (ii) such subsequent date and time as NYSE Euronext and Deutsche Börse shall agree and as shall be specified in the Certificate of Merger (such time that the Merger shall become effective being the "*Effective Time*"). The parties agree to cause the Effective Time to occur immediately after the Acceptance Time.

Section 2.6. *Merger Exchange*. Upon the terms and subject to the conditions of this Agreement and the Escrow Agency Agreement, and in accordance with provisions of Section 2:94b of the Dutch Civil Code, as soon as possible after the Effective Time, on the Closing Date:

(a) The Escrow Agent, acting as exchange agent and solely for the account of the former stockholders of NYSE Euronext, shall contribute, for the account of the former stockholders of NYSE Euronext, all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Surviving Corporation

("*Surviving Corporation Shares*"), that were issued to the Escrow Agent solely for the account and benefit of the former stockholders of NYSE Euronext pursuant to Section 2.7(b) to Holdco as a contribution in kind (*inbreng op aandelen anders dan in geld*).

(b) In consideration of the contribution pursuant to Section 2.6(a), Holdco shall issue and deliver to the Escrow Agent solely for the account and benefit of the former stockholders of NYSE Euronext, the maximum number of Holdco Shares that has become issuable pursuant to Section 2.7(a)(i) for delivery to the Merger Consideration recipients entitled thereto (such Holdco Shares being the "*Exchange Fund*"). At the Effective Time, the obligations of Holdco and the Escrow Agent under Section 2.6 shall be unconditional.

Section 2.7. *Effect of the Merger on Shares*.

(a) As a result of the Merger and without any action on the part of the holder of any capital stock of NYSE Euronext, Holdco, Deutsche Börse or Merger Sub, at the Effective Time:

(i) each NYSE Euronext Share issued and outstanding immediately prior to the Effective Time (other than any NYSE Euronext Share owned directly by NYSE Euronext or Merger Sub and in each case not held on behalf of third parties (each, an "*Excluded Share*")) shall automatically be converted into the right to receive 0.47 of a fully paid and non-assessable Holdco Share (such number of a Holdco Share, the "*Merger Consideration*"). Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time, the outstanding NYSE Euronext Shares or Deutsche Börse Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration will be appropriately and proportionately adjusted to provide to the holder of such NYSE Euronext Share the same economic effect as contemplated by this Agreement prior to such event;

(ii) each Excluded Share shall cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist; and

(iii) each Merger Sub Share issued and outstanding immediately prior to the Effective Time shall no longer be outstanding, be canceled and retired.

(b) Immediately following the Effective Time, the Surviving Corporation shall issue to the Escrow Agent, solely for the account and benefit of the former stockholders of NYSE Euronext, a number of Surviving Corporation Shares equal to the total number of NYSE Euronext Shares outstanding immediately prior to the Merger.

(c) From and after the Effective Time, no NYSE Euronext Shares shall remain outstanding and all NYSE Euronext Shares shall be cancelled and retired and shall cease to exist. Each entry in the records of NYSE Euronext or its transfer agent formerly representing NYSE Euronext Shares (the "*Book-Entry Interests*") shall thereafter represent only the right to receive the Merger Consideration and any distribution or dividend pursuant to Section 2.9(c). From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of NYSE Euronext Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Book-Entry Interests formerly representing NYSE Euronext Shares are presented to the Surviving Corporation or the Escrow Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of NYSE Euronext Shares in connection with the Merger.

Section 2.8. *Effect of the Merger on NYSE Euronext Stock Options and Awards*.

(a) Each option to purchase NYSE Euronext Shares (a "*NYSE Euronext Stock Option*") granted under the employee and director stock plans of NYSE Euronext (the "*NYSE Euronext Stock Plans*"), whether

vested or unvested, that is outstanding immediately prior to the Effective Time shall cease to represent a right to acquire NYSE Euronext Shares and shall be converted, at the Effective Time, into a stock option to acquire Holdco Shares (a "*Holdco Stock Option*") on substantially the same terms and conditions as were applicable under such NYSE Euronext Stock Option. The number of Holdco Shares subject to each such Holdco Stock Option (rounded down to the nearest whole share) shall be equal to the number of NYSE Euronext Shares subject to each such NYSE Euronext Stock Option immediately prior to the Effective Time multiplied by the Merger Consideration (as adjusted pursuant to Section 2.7(a)(i)), and such Holdco Stock Option shall have an exercise price per share (rounded up to the nearest penny) equal to the per-share exercise price applicable to such NYSE Euronext Stock Option immediately prior to the Effective Time divided by the Merger Consideration (as adjusted pursuant to Section 2.7(a)(i)).

(b) At the Effective Time, subject to the last sentence of this Section 2.8(b), each restricted stock unit or deferred stock unit measured in NYSE Euronext Shares (each, an "*NYSE Euronext Stock-Based Award*"), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a restricted stock unit or deferred stock unit with respect to NYSE Euronext Shares and shall be converted, at the Effective Time, into a restricted stock unit or deferred stock unit denominated in Holdco Shares (a "*Holdco Stock-Based Award*") on substantially the same terms and conditions as were applicable under the NYSE Euronext Stock-Based Awards. The number of Holdco Shares subject to each such Holdco Stock-Based Award (rounded down to the nearest whole share) shall be equal to the number of NYSE Euronext Shares subject to the NYSE Euronext Stock-Based Award immediately prior to the Effective Time multiplied by the Merger Consideration (as adjusted pursuant to Section 2.7(a)(i)). All restricted stock units granted under NYSE Euronext's Omnibus Incentive Plan or under NYSE Euronext's 2006 Stock Incentive Plan that are outstanding immediately prior to the Effective Time shall (i) to the extent unvested, vest as of the Effective Time, and (ii) be distributed as of the Effective Time; *provided* that, with respect to any such units that constitute deferred compensation within the meaning of Section 409A of the Code, such distribution shall occur on the date that it would occur under the applicable award agreement absent the application of this Section 2.8(b)(ii).

(c) As soon as practicable after the Effective Time, Holdco shall deliver to the holders of NYSE Euronext Stock Options and NYSE Euronext Stock-Based Awards appropriate notices setting forth such holders' rights pursuant to the respective NYSE Euronext Stock Plans and agreements evidencing the grants of such NYSE Euronext Stock Options and NYSE Euronext Stock-Based Awards and stating that such NYSE Euronext Stock Options and NYSE Euronext Stock-Based Awards and agreements have been assumed by Holdco and shall continue in effect on substantially the same terms and conditions (but subject to the adjustments required by this Section 2.8 after giving effect to the Merger and the terms of the NYSE Euronext Stock Plans and the Escrow Agency Agreement).

(d) Prior to the Effective Time, NYSE Euronext shall take all necessary action for the adjustment of NYSE Euronext Stock Options and NYSE Euronext Stock-Based Awards under this Section 2.8. Holdco shall reserve for issuance a number of Holdco Shares at least equal to the number of Holdco Shares that will be subject to Holdco Stock Options and Holdco Stock-Based Awards as a result of the actions contemplated by this Section 2.8.

(e) As soon as practicable following the Effective Time, Holdco shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the Holdco Shares subject to such Holdco Stock Options and Holdco Stock-Based Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Holdco Stock Options and Holdco Stock-Based Awards remain outstanding.

Section 2.9. *Delivery of Merger Consideration*.

(a) *Merger Transmittal Letter*. NYSE Euronext and Holdco shall cause appropriate transmittal materials (the "*Merger Transmittal Letter*") to be provided by the Escrow Agent to holders of record of NYSE

Euronext Shares (other than holders of Excluded Shares) as soon as practicable after the Effective Time advising such holders of the effectiveness of the Merger and the procedure for providing instructions to the Escrow Agent to effect the transfer and cancellation of Book-Entry Interests in exchange for the Merger Consideration. The Merger Transmittal Letter shall contain such other terms and conditions as NYSE Euronext and Holdco may reasonably specify.

(b) *Merger Consideration*. After the Effective Time, and upon delivery to the Escrow Agent of instructions authorizing transfer and cancellation of Book-Entry Interests in accordance with the terms of the Merger Transmittal Letter and such other documents as may reasonably be required by the Escrow Agent, the holder of such Book-Entry Interests shall be entitled to receive in exchange therefor, and the Escrow Agent shall be required to deliver to each such holder (subject to Section 2.9(f)), (i) the number of Holdco Shares in respect of the aggregate Merger Consideration that such holder is entitled to receive pursuant to Section 2.7 (after taking into account all NYSE Euronext Shares then held by such holder), and (ii) any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.9(d) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.9(c). The Book-Entry Interests that are the subject of such authorization shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon such transfer and cancellation of any Book-Entry Interests. The Holdco Shares issued and paid in accordance with the terms of this Section 2.9(b) upon conversion of any NYSE Euronext Shares (including any cash paid in lieu of fractional shares pursuant to Section 2.09(d)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such NYSE Euronext Shares. In the event of a transfer of ownership of any NYSE Euronext Shares that is not registered in the transfer records of NYSE Euronext, the proper number of Holdco Shares may be transferred by the Escrow Agent to such a transferee if written instructions authorizing the transfer of the Book-Entry Interests are presented to the Escrow Agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any Holdco Shares are to be delivered to a Person other than the holder in whose name any Book-Entry Interests are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of Holdco Shares to a Person other than the registered holder of any Book-Entry Interests, or shall establish to the satisfaction of Holdco or the Escrow Agent that such Tax has been paid or is not applicable. For the purposes of this Agreement, the term "*Person*" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or Self-Regulatory Organization or other entity of any kind or nature. "*Self-Regulatory Organization*" means any U.S. or non-U.S. commission, board, agency or body that is not a Governmental Entity but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, electronic communication networks, insurance companies or agents, investment companies or investment advisers.

(c) *Distributions with Respect to Unexchanged Shares; Voting*. All Holdco Shares to be transferred to the Escrow Agent pursuant to Section 2.6(b) shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Holdco in respect of Holdco Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Holdco Shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Holdco Shares shall be paid to any holder of any Book-Entry Interests until the instructions for transfer and cancellation provided in this Article II and in accordance with the terms of the Merger Transmittal Letter, and such other documents as may reasonably be required by the Escrow Agent pursuant to Section 2.9(b), have been delivered to the Escrow Agent. Subject to the effect of applicable Laws, following delivery to the Escrow Agent of such instructions with respect to Book-Entry Interests, there shall be issued to the holder of Holdco Shares issued in exchange therefor, without interest, (A) at the time of such surrender or delivery of such instructions, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such Holdco Shares and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such Holdco Shares with a record date after the Effective Time but with a payment date subsequent to surrender.

(d) *Fractional Shares*. No fractional Holdco Shares will be issued in the Merger to any holder of NYSE Euronext Shares. Notwithstanding any other provision of this Agreement, each holder of NYSE Euronext Shares converted pursuant to Section 2.7(a) who would otherwise have been entitled to receive a fraction of a share of Holdco Shares shall receive from the Escrow Agent, in lieu thereof, cash (without interest) in an amount representing such holder's proportionate interest in the net proceeds from the sale by the Escrow Agent on behalf of all such holders of Holdco Shares which would otherwise be issued (the "*Excess Merger Shares*"). The sale of the Excess Merger Shares by the Escrow Agent shall be executed on the New York Stock Exchange and the Frankfurt Stock Exchange, through one or more member firms of the New York Stock Exchange and the Frankfurt Stock Exchange, as the case may be, and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to such holders of NYSE Euronext Shares, the Escrow Agent shall hold such proceeds in trust for such holders (the "*Fractional Interests Trust*"). Holdco shall pay all commissions, transfer taxes and other out-of-pocket transaction costs incurred in connection with such sale of the Excess Merger Shares. The Escrow Agent shall determine the portion of the Fractional Interests Trust to which each holder of NYSE Euronext Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Fractional Interests Trust by a fraction, the numerator of which is the amount of fractional interests to which such holder of NYSE Euronext Shares is entitled and the denominator of which is the aggregate amount of fractional interests to which all holders of NYSE Euronext Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of NYSE Euronext Shares in lieu of fractional interests, the Escrow Agent shall make available such amounts to such holders of NYSE Euronext Shares. Any such sale shall be made within ten business days or such shorter period as may be required by applicable Law after the Effective Time.

(e) *Withholding Rights*. Each of Holdco, the Surviving Corporation and the Escrow Agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Article II to any Person who was a holder of NYSE Euronext Shares, NYSE Euronext Stock Options or NYSE Euronext Stock-Based Awards immediately prior to the Effective Time, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. tax law. To the extent that amounts are so deducted and withheld by or on behalf of Holdco, the Surviving Corporation or the Escrow Agent, as the case may be, and paid over to the relevant Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the NYSE Euronext Shares, NYSE Euronext Stock Options or NYSE Euronext Stock-Based Awards, as the case may be, in respect of which such deduction and withholding was made.

(f) *Termination of Exchange Fund and Fractional Interests Trust*. Any portion of the Exchange Fund and Fractional Interests Trust that remains unclaimed by the former stockholders of NYSE Euronext for 180 days after the Effective Time shall be delivered to Holdco. Any former stockholders of NYSE Euronext who have not theretofore complied with this Article II shall thereafter look only to Holdco for delivery of any Holdco Shares or Fractional Interests Trust of such stockholders and payment of any dividends and other distributions in respect of Holdco Shares of such stockholders payable and/or issuable pursuant to this Article II upon delivery to the Escrow Agent of written instructions for the transfer and cancellation of any Book-Entry Interests, in each case, without any interest thereon. Notwithstanding the foregoing, none of Holdco, NYSE Euronext, Deutsche Börse, Merger Sub, the Escrow Agent or any other Person shall be liable to any former holder of NYSE Euronext Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

Section 2.10. *Restructuring of the Merger*. The parties hereby agree and acknowledge that, with the prior consent of Deutsche Börse, NYSE Euronext may restructure the Merger; *provided* that such restructuring shall not (i) reduce or change the form of the Merger Consideration, (ii) materially delay or prevent consummation of the transactions contemplated by this Agreement, (iii) prevent or materially impede the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code and/or the qualification of the Merger and the Offer, taken together, as a transaction described in Section 351(a) of the

Code, or (iv) prevent or materially impede the qualification of the Offer and/or the Merger and the Offer, taken together, as a transaction described in Section 351(a) of the Code.

ARTICLE III

POST-CLOSING REORGANIZATION

Section 3.1. *Post-Closing Reorganization*.

(a) Holdco intends, simultaneously with or as soon as practicable after the Closing, to effectuate one or more corporate reorganization transactions (the "*Post-Closing Reorganization*") intended to achieve legal and operational integration of Deutsche Börse with Holdco and its Subsidiaries to the greatest extent permitted by applicable Laws.

(b) The Post-Closing Reorganization may include any of the following, each of which has been or will be, to the extent required, approved in principle by the Deutsche Börse Boards:

(i) if 95% or more of the outstanding Deutsche Börse Shares shall have been acquired by Holdco, Holdco may (A) commence a mandatory buy-out of the Deutsche Börse Shares from any remaining holders thereof by way of a squeeze-out transaction pursuant to Section 327a *et seq.* of the German Stock Corporation Act (*Aktiengesetz*) (the "*Stock Corporation Act*") or by applying for a court order in accordance with Sections 39a *et seq.* of the Takeover Act and (B) enter into a domination agreement (*Beherrschungsvertrag*) and/or, at the election of Holdco, a combination of a domination agreement (*Beherrschungsvertrag*) and a profit transfer agreement (*Gewinnabführungsvertrag*), in each case pursuant to Sections 291 *et seq*. of the Stock Corporation Act with Deutsche Börse as the controlled company and with Holdco Shares offered to the outside Deutsche Börse shareholders as consideration (*Abfindung*) pursuant to Section 305 para. 2 of the Stock Corporation Act; and

(ii) if less than 95% of the outstanding Deutsche Börse Shares shall have been acquired by Holdco, Holdco may enter into a domination agreement (*Beherrschungsvertrag*) and/or, at the election of Holdco, a combination of a domination agreement (*Beherrschungsvertrag*) and a profit transfer agreement (*Gewinnabführungsvertrag*), in each case pursuant to Sections 291 *et seq*. of the Stock Corporation Act with Deutsche Börse as the controlled company and with Holdco Shares offered to the outside Deutsche Börse shareholders as consideration (*Abfindung*) pursuant to Section 305 para. 2 of the Stock Corporation Act;

provided that, in each case, the Post-Closing Reorganization shall be structured with the goal of providing holders of Deutsche Börse Shares who do not exchange their Deutsche Börse Shares in the Offer with the same number of Holdco Share(s) per Deutsche Börse Share or consideration having the same value (without taking into account the different tax treatment or withholding requirements that may apply) that such holders would have received in the Offer had such holder tendered its Deutsche Börse Shares in the Offer (it being understood that, in the Post-Closing Reorganization, holders of Deutsche Börse Shares may under certain circumstances receive a different amount or form of consideration than they would have received in the Offer). If Holdco shall determine to enter into a domination agreement and/or into a combination of a domination agreement and a profit transfer agreement pursuant to the foregoing sentence, Deutsche Börse agrees that it shall enter into such domination agreement and/or, subject to tax, legal, regulatory and operational consideration, enter into such combination of a domination agreement and a profit transfer agreement, in each case in accordance with Sections 291 *et seq*. of the Stock Corporation Act.

(c) Holdco shall have the right to change the structure of the Post-Closing Reorganization (including to determine whether the domination agreement and/or the profit transfer agreement shall be entered into with Deutsche Börse as the controlled company by a direct or indirect wholly owned subsidiary of Holdco in the legal form of a German stock corporation or a German *societas europaea* (SE) instead of by Holdco);

provided, *however*, that it shall be effectuated in accordance with applicable Law and, if the domination agreement is entered into with Deutsche Börse as the controlled company by a direct or indirect wholly owned subsidiary of Holdco in the legal form of a German stock corporation or a German *societas europaea* (SE) instead of by Holdco, an additional domination agreement shall be entered into with such German stock corporation or German *societas europaea* (SE) as controlled company by Holdco. Holdco, NYSE Euronext and Deutsche Börse shall cooperate with each other in identifying and obtaining any tax or other governmental clearances necessary or desirable in connection with the Post-Closing Reorganization.

Section 3.2. *Cooperation of NYSE Euronext and Deutsche Börse*. Except to the extent prohibited by applicable Law or contrary to the requirements of any Regulatory Authority or other Governmental Entity, NYSE Euronext and Deutsche Börse shall take, on or after the date of this Agreement, all actions reasonably necessary or desirable to accomplish the Post-Closing Reorganization, including if requested by Holdco such actions as may be required for Holdco and Deutsche Börse to enter into a domination agreement and/or a combination of a domination agreement and a profit transfer agreement; *provided* that the Post-Closing Reorganization shall not be required to be effective prior to the Effective Time.

ARTICLE IV

GOVERNING DOCUMENTS AND FUTURE STRUCTURE AND BUSINESS MODEL
OF HOLDCO GROUP

Section 4.1. *Articles of Association, Rules for the Board of Directors and Rules for the Global Executive Committee; Organizational Documents of Subsidiaries of Holdco.*

(a) *Articles of Association, Rules for the Board of Directors and Rules for the Global Executive Committee*. Subject to any required approval of the SEC and any Regulatory Authority, prior to the Effective Time, the sole stockholder(s) of Holdco shall (i) adopt the Articles of Association of Holdco by notarial deed, substantially in the form attached hereto as *Exhibit A* (the "*Holdco Articles of Association*"), and (ii) cause the Holdco Board to adopt the Rules for the Board of Directors of Holdco, substantially in the form attached hereto as *Exhibit B* (the "*Holdco Rules for the Board of Directors*") and the Rules for the Global Executive Committee of Holdco, substantially in the form attached hereto as *Exhibit C* (the "*Rules for the Global Executive Committee*"), in each case to be in effect as of the Effective Time, or prior to the Effective Time if mutually agreed by NYSE Euronext and Deutsche Börse. If, in connection with providing approval of the transactions contemplated by this Agreement, the SEC, any Regulatory Authority or other Governmental Entity with jurisdiction in connection with obtaining any required approval for the transactions contemplated by this Agreement or otherwise requires an amendment or modification to (1) the form of Holdco Articles of Association, (2) the form of Holdco Rules for the Board of Directors, (3) the form of Rules for the Global Executive Committee, (4) the form of Governance Resolutions or (5) the governance structure of the Holdco and its Subsidiaries (together, the "*Holdco Group*") contemplated by this Agreement to be in effect as of the Effective Time ((1) through (5), taken together, the "*Corporate Governance Structure*"), then NYSE Euronext, Deutsche Börse and Holdco agree to amend or modify such forms or governance structure in a way that comes as close as possible to the balance of the Corporate Governance Structure contemplated by this Agreement as of the date hereof, including the balance of powers and responsibilities between the Chairman of the Holdco Group and the Chief Executive Officer of the Holdco Group; *provided* that neither NYSE Euronext nor Deutsche Börse shall be obligated to agree to any such amendment or modification (and, in such case, Holdco shall not implement any amendment) if such amendment or modification would significantly change the balance of the Corporate Governance Structure contemplated by this Agreement as of the date hereof, including the balance of powers and responsibilities between the Chairman of the Holdco Group and the Chief Executive Officer of the Holdco Group. The parties acknowledge and agree that neither of the following (either alone or together) shall be considered to significantly change the balance of the Corporate Governance Structure (a) any requirement to adopt the restrictions, resolutions or provisions in the governing documents of Holdco or its Subsidiaries similar

to those described in the proposed rule change (Release No. 34-56733; File No. SR-ISE-2007-101) filed by the International Securities Exchange, LLC in connection with its acquisition by Eurex Frankfurt AG (including provisions relating to ownership and voting restrictions, jurisdiction, books and records, notification, cooperation, compliance with U.S. federal securities laws, confidentiality, preservation of independence of self-regulatory functions, directors' considerations of effect of actions on ability of exchange to carry out responsibilities under the Exchange Act and the implementation of a Delaware trust); and (b) any requirement to preserve the Delaware trust and the Dutch foundation that currently exists for NYSE Euronext. The parties are in agreement and have been advised by their respective Dutch legal advisors that the powers and responsibilities of the Chairman of the Holdco Group and the Chief Executive Officer of the Holdco Group contemplated by the Holdco Articles of Association and the Holdco Rules for the Board of Directors comply, as of the date hereof, with applicable Dutch Law in effect as of the date hereof (it being acknowledged that certain of such powers and responsibilities do not conform to the Dutch Corporate Governance Code and therefore the deviations must be disclosed and explained in Holdco's annual accounts) and the rules in the current draft legislation set forth in Bill 31 763 (*Bestuur en toezicht*), presently before the First Chamber of Dutch Parliament. "*Regulatory Authorities*" means any of the SEC, BaFin, the German Stock Exchange Supervisory Authorities, the Luxembourg Supervisory Authority for the Financial Sector (*Commission de Surveillance du Secteur Financier*) and the Luxembourg Supervisory Authority for the Insurance Sector (*Commissariat aux Assurances*), the Swiss Financial Market Supervisory Authority (*Eidgenössische Finanzmarktaufsicht, FINMA*), the Dutch Minister of Finance, the French Minister of the Economy, the French Prudential Supervisory Authority (*Autorité de Contrôle Prudentiel*), Belgian Banking, Finance and Insurance Commission (*De Commissie voor het Bank-, Financie- en Assurantiewezen*) (the "*CBFA*"), the AFM, the Portuguese Securities Market Commission (*Comissão do Mercado de Valores Mobiliários*), the U.K. Financial Services Authority, the Monetary Authority of Singapore, and the College of Regulators, and any other regulatory authority (as mutually determined by the parties), in each case only to the extent that it has authority and jurisdiction in the particular context. "*College of Regulators*" means the Committee of Chairmen of the AMF, the AFM, the CBFA, the Portuguese Securities Market Commission (*Comissão do Mercado de Valores Mobiliários*), and the U.K. Financial Services Authority, pursuant to the Memorandum of Understanding, dated June 24, 2010. "*German Stock Exchange Supervisory Authorities*" means the Exchange Supervisory authority of the State of Hesse (*Hesissche Börsenaufsichtsbehörde*), the Saxonian Exchange Supervisory Authority (*Sächsische Börsenaufsichtsbehörde*) and the Berlin Exchange Supervisory Authority (*Berliner Börsenaufsichtsbehörde*).

(b) *Listing Rule Amendment and Availability of FPI-Status for Holdco after the Effective Time*. In order to secure the implementation of the Corporate Governance structure as agreed between NYSE Euronext and Deutsche Börse, in particular the Chairmanship of the Group Chairman in the Nomination Committee of Holdco and his membership in the Compensation Committee of Holdco, the parties agree to proceed as follows: Simultaneously and in parallel and with equal priority, NYSE Euronext will use reasonable best efforts to amend Rules 303A.04 and 303A.05 of the New York Stock Exchange Rules, so that such rules would permit the Chairman of the Holdco Group to become Chairman of the Nomination Committee of Holdco and member of the Compensation Committee of Holdco for a period of five years after the Effective Time (the "*Listing Rule Amendment*") and, without any modification to the Corporate Governance Structure, including, in particular, that, after the Effective Time, the office of the Chief Executive Officer shall be in New York, NYSE Euronext will use reasonable best efforts to secure the availability and maintaining of FPI-Status after the Effective Time. If the parties are not able to confirm prior to the date that the Proxy Statement/Prospectus is mailed to the NYSE Euronext stockholders that the Listing Rule Amendment will be approved or that Holdco shall continue to have FPI-Status after the Effective Time, then NYSE Euronext and Deutsche Börse agree to amend the Corporate Governance Structure in accordance with applicable Law so that a director designated by Deutsche Börse prior to the Effective Time will be nominated by the Group Chairman to become the Chairman of the Nomination Committee and a member of the Compensation Committee after the Effective Time, it being understood that the Group Chairman shall have a permanent right of attendance at the meetings of the Nomination Committee and the Compensation Committee without having the right to vote. NYSE Euronext and Deutsche Börse will further secure, in accordance with applicable Law, that such director designated by Deutsche Börse will be re-appointed as a member of the Holdco Board and as Chairman of the Nomination Committee and as member of the

Compensation Committee of the Holdco Board after the Initial Board Term (as defined in the Articles of Association of Holdco) for a second term of three years, it being understood that the Group Chairman has a permanent attendance right without having the right to vote also during the second Board term of such director designated by Deutsche Börse until the end of his initial term.

(c) *Organizational Documents of Subsidiaries of Holdco.* Subject to any required approval of the SEC and any Regulatory Authority, the parties shall take all requisite action to cause the organizational documents of those entities that will be Subsidiaries of Holdco as of the Effective Time to be substantially in such form as agreed to by NYSE Euronext and Deutsche Börse.

Section 4.2. *Future Structure and Business Model of the Holdco Group.* Subject to the legal power of the Holdco Board, the Executive Committee of Holdco or the shareholders of Holdco to determine otherwise, Holdco and Holdco Group shall have the following characteristics as of and after the Effective Time:

(a) *Legal Structure of Holdco Group.* Holdco, having its legal seat in Amsterdam, the Netherlands, shall, following the consummation of the Offer and the Merger, serve as a holding company for the combined businesses of Deutsche Börse and NYSE Euronext. In order to comply with regulatory requirements and other applicable Laws and to ensure close proximity to customers, there shall continue to be a separate operational subsidiary legal entity in each of the different countries where Deutsche Börse and NYSE Euronext operate securities exchanges (*i.e.*, the United States, Germany, Belgium, France, the Netherlands, the United Kingdom and Portugal). NYSE Euronext and Deutsche Börse will review the organizational structure of the Holdco Group with a view to organizing it in such a way that, in the medium term, all European businesses and assets of the Holdco Group are held directly or indirectly by a European legal entity and all U.S. businesses and assets are held directly or indirectly by a U.S. legal entity, taking into account and subject to tax, regulatory and operational considerations. NYSE Euronext and Deutsche Börse intend to appoint two regional coordinators for the European and the U.S. businesses of Holdco Group, with a view to regional coordination in relation to regulatory matters. The divisional structure of Holdco Group and the responsibilities of the divisional heads for their respective divisions shall not be affected thereby.

(b) *Trading Platforms.* NYSE Euronext and Deutsche Börse shall decide, after the Effective Time and in accordance with any regulatory requirements, to harmonize the trading platforms of NYSE Euronext and Deutsche Börse. Subject to further review by the parties, the parties intend to migrate:

(i) to two platforms, one for the combined cash business and one for the combined derivatives business of the Holdco Group. In the case of a migration to two platforms, it is the intention of NYSE Euronext and Deutsche Börse that, subject to further review of the parties, one of those platforms will be a platform currently used by NYSE Euronext, and the other will be a platform currently used by Deutsche Börse; and/or

(ii) to one single platform for both cash and derivatives businesses of the Holdco Group in the medium term;

provided that any such migration shall be consistent with the primary goals of maximizing synergies and creating an efficient market place for customers.

(c) *Divisional Structure of Holdco Group.* The Holdco Group shall have five global divisions with the following locations:

(i) Global Cash Trading and Listings with a Global Hub in New York and key locations in the following locations (in alphabetical order): Amsterdam, Brussels, Frankfurt, Lisbon and Paris;

(ii) Global Derivatives with a Global Hub in Frankfurt and key locations in the following locations (in alphabetical order): Amsterdam, Chicago, London, New York and Zurich;

(iii) Global Settlement and Custody with a Global Hub in Frankfurt and key locations in the following locations (in alphabetical order): Luxembourg, New York, Porto, Prague and Singapore, and with the office of the divisional head for this division located in Luxembourg;

(iv) Technology Services/IT with a Global Hub in New York and a key location in the following locations (in alphabetical order): Belfast, Frankfurt, London, Luxembourg, Paris and Prague, and with the office of the divisional head for this division located in Paris; and

(v) Market Data and Analytics with a Global Hub in Frankfurt and key locations in the following locations (in alphabetical order): London, New York, Paris and Zurich.

The "*Global Hub*" of a global division of the Holdco Group shall mean the location from where such global division is managed. Prior to the Effective Time, the Holdco Board and the sole shareholder of Holdco shall approve and adopt resolutions substantially in the form attached hereto as *Schedule I*, which, among other things, contemplate the locations of the global divisions of the Holdco Group as set out in this Section 4.2(c). For the divisions, the best existing names and brands by product or market shall be used.

(d) *European Equities Businesses of Holdco Group*. The European equities businesses of Holdco Group expects to run its five markets (Amsterdam, Brussels, Frankfurt, Lisbon and Paris) on the same trading technology platform. This business will be led by the current Head of the European Cash Markets of NYSE Euronext, and the deputy of this business will be a person designated by Deutsche Börse. As has been the case, all five stock exchanges will remain independently operated as listing venues/market undertakings, but will share the same technology platform. Subsequent leaders of this business will run the European equities business from the domicile of the cash market which they operate.

(e) *Inclusion of Holdco Shares in Indices*. Prior to the Effective Time, NYSE Euronext and Deutsche Börse shall use their respective reasonable best efforts to seek the continued inclusion after the Effective Time of the Holdco Shares in the DAX30, EuroStoxx50 and S&P500 indices.

(f) *Rating for Holdco*. Prior to the Effective Time, NYSE Euronext and Deutsche Börse shall use their respective reasonable best efforts so that, after the Effective Time, Holdco shall receive an "AA" rating from the rating agencies of S&P or Fitch or an equivalent rating at one or several other rating agencies.

Section 4.3. *Availability of FPI-Status for Holdco*. It is the parties' understanding that the status of a foreign private issuer ("*FPI-Status*") as defined by Rule 3b-4 under the Exchange Act should be available to Holdco until the Effective Time and that the parties will make use of this availability until such time and shall use their reasonable best efforts to cooperate and agree on any necessary measures in order to ensure that the structure of Holdco allows it all times prior to the Effective Time to maintain FPI-Status.

ARTICLE V

BOARD AND MANAGEMENT COMMITTEE AT THE EFFECTIVE TIME

Section 5.1. *Board of Directors and Board Committees of Holdco; Management of the Holdco Group*.

(a) Unless otherwise agreed by NYSE Euronext and Deutsche Börse, the parties hereto shall cause the Holdco Board to consist, within one month after the Expiration Time, of seventeen members. Such Board of Directors shall be comprised of: (i) the Chief Executive Officer of Deutsche Börse as of immediately prior to the Effective Time; (ii) the Chief Executive Officer of NYSE Euronext as of immediately prior to the Effective Time; (iii) six individuals designated by NYSE Euronext; and (iv) nine individuals designated by Deutsche Börse. As of immediately prior to or concurrently with the Effective Time, each of the members of the Holdco Board, other than the Chief Executive Officer of the Holdco Group and the Chairman of the Holdco Group, shall

satisfy Holdco's director independence policy, as determined by the Holdco Board and subject to approval by the SEC and the Regulatory Authorities, and each member of the Holdco Board shall meet all applicable legal and regulatory qualification requirements.

(b) At the Effective Time, the Holdco Board shall constitute the following committees of the Holdco Board, each of which shall consist of three members of the Holdco Board designated by Deutsche Börse and two members of the Holdco Board designated by NYSE Euronext, in each case subject to applicable legal and regulatory requirements (including listing standards of applicable Self-Regulatory Organizations): (i) the Audit, Finance and Risk Committee, (ii) the Nomination, Governance and Corporate Responsibility Committee, (iii) the Human Resources and Compensation Committee, (iv) the Strategy Committee, (v) the Integration Committee and (vi) the Technology Committee.

Section 5.2. *Management of the Holdco Group*. Prior to the Effective Time, the parties shall cause the sole shareholder of Holdco and the Holdco Board to adopt a resolution substantially in the form of *Schedule I* attached hereto, which shall contain resolutions that contemplate (a) the appointments to the Holdco Board and the Holdco Board committees, and (b) the appointments of the management of the Holdco Group and of the member of the Global Executive Committee ((a) and (b) together, the "*Governance Resolutions*"), in each case, with such changes as may be agreed to in writing by NYSE Euronext and Deutsche Börse prior to the Effective Time and subject to any amendments that may be required in view of resignations, removals and other changes determined by NYSE Euronext, in the case of the individuals designated by or employees of NYSE Euronext or "A" directors, or by Deutsche Börse, in the case of the individuals designated by or employees of Deutsche Börse or "B" directors.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

Section 6.1. *Representations and Warranties of NYSE Euronext and Deutsche Börse*. Except as set forth (1) in the case of any representation and warranty made by NYSE Euronext, in the disclosure letter dated as of the date hereof, delivered to Deutsche Börse by NYSE Euronext on or prior to entering into this Agreement (the "*NYSE Euronext Disclosure Letter*") and except as disclosed in any report, schedule, form, statement or other document of NYSE Euronext filed with or furnished to the SEC prior to the date hereof and on or after December 31, 2007 and publicly available on the date hereof on the SEC's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) (collectively, the "*NYSE Euronext Reports*") (other than disclosures in the "Risk Factors" or "Forward Looking Statements" sections of any NYSE Euronext Reports or any other disclosure in any NYSE Euronext Report to the extent that such disclosure is predictive or forward-looking in nature), and (2) in the case of any representation and warranty made by Deutsche Börse, in the disclosure letter dated as of the date hereof, delivered to NYSE Euronext by Deutsche Börse on or prior to entering into this Agreement (the "*Deutsche Börse Disclosure Letter*") and except as disclosed in (x) any annual report of Deutsche Börse prior to the date hereof and on or after December 31, 2007, (y) ad hoc announcement of Deutsche Börse prior to the date hereof and on or after December 31, 2007 or (z) any report, schedule, form, statement or other document filed with BaFin or the German Company Register (*Unternehmensregister*) prior to the date hereof and on or after December 31, 2007 and, in each of cases (x), (y) and (z), only if such annual report, ad hoc announcement or other report, schedule, form, statement or document is publicly available on the website of Deutsche Börse on the date hereof ((x), (y) and (z), collectively, the "*Deutsche Börse Reports*") (other than, in the case of the annual report or other report, schedule, form, statement or document filed with BaFin or the Germany Company Register, disclosures in the "Risk Factors," "Forward Looking Statements" or "Risk Report" sections of any Deutsche Börse Report or any other disclosure in any Deutsche Börse Report to the extent that such disclosure is predictive or forward-looking in nature), each of NYSE Euronext and Deutsche Börse hereby represents and warrants to the other as set forth in this Section 6.1; *provided* that any representation or warranty in this Section 6.1 that relates (i) specifically to NYSE Euronext or its Subsidiaries shall be deemed to be a

representation or warranty made only by NYSE Euronext to Deutsche Börse or (ii) specifically to Deutsche Börse or its Subsidiaries shall be deemed to be a representation or warranty made only by Deutsche Börse to NYSE Euronext.

(a) *Organization, Good Standing and Qualification*. Such party is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of its jurisdiction of organization. Each of such party's Subsidiaries is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party. Each of such party and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party.

"*Material Adverse Effect*" on NYSE Euronext or Deutsche Börse, as applicable, means a material adverse effect on the business, results of operations or financial condition of the NYSE Euronext Group or the Deutsche Börse Group, respectively; *provided*, *however*, that the following shall not be considered in determining whether a Material Adverse Effect has occurred: (A) any change or development in economic, business or securities markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that such change or development does not affect NYSE Euronext Group or Deutsche Börse Group, respectively, in a materially disproportionate manner relative to other securities exchanges or trading markets; (B) any change or development to the extent resulting from the execution or announcement of this Agreement or the transactions contemplated hereby; or (C) any change or development to the extent resulting from any action or omission by any member of the NYSE Euronext Group or the Deutsche Börse Group, respectively, that is required by this Agreement.

"*NYSE Euronext Group*" means NYSE Euronext and its Subsidiaries, taken as a whole.

"*Deutsche Börse Group*" means Deutsche Börse and its Subsidiaries, taken as a whole.

"*Subsidiary*" means, with respect to any Person, any entity (including a subsidiary (*dochtermaatschappij*) within the meaning of Section 2:24a of the Dutch Civil Code), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries and, with respect to Deutsche Börse for purposes of Article VII, shall include the Swiss Subsidiaries; *provided* that any obligation of Deutsche Börse in this Agreement to cause the Swiss Subsidiaries to take an action or not to take an action shall be limited to the extent that Deutsche Börse does not have the right to cause such action or non-action by the Swiss Subsidiaries.

"*Swiss Subsidiaries*" means Eurex Zurich AG and STOXX Ltd and their respective Subsidiaries.

(b) *Capitalization*.

(i) The authorized capital stock of NYSE Euronext consists of 800,000,000 NYSE Euronext Shares, of which 261,292,924 NYSE Euronext Shares were outstanding at the close of business on February 10, 2011 (not including 1,645,415 NYSE Euronext Shares held by NYSE Arca, Inc., an indirect wholly owned Subsidiary of NYSE Euronext, and not including 13,363,661 NYSE Euronext Shares held directly by NYSE Euronext in treasury), and 400,000,000 shares of Preferred Stock, par value $0.01 per share (the "*NYSE Euronext Preferred Stock*"), of which none are outstanding as of the date hereof. All of the outstanding NYSE Euronext Shares have been duly authorized and are validly issued, fully paid and non-assessable. Except as set forth above, at the close of business on February 10, 2011, no shares of capital stock or other equity interests in NYSE Euronext were

issued or outstanding. NYSE Euronext has no NYSE Euronext Shares or NYSE Euronext Preferred Stock reserved for issuance, except that, at the close of business on February 10, 2011, there were 430,884 NYSE Euronext Shares underlying NYSE Euronext Stock Options, 4,348,614 NYSE Euronext Shares underlying NYSE Euronext Stock-Based Awards and 3,507,510 NYSE Euronext Shares reserved for issuance for NYSE Euronext employees and directors under NYSE Euronext's 2006 Stock Incentive Plan, Omnibus Incentive Plan, as amended and restated effective as of May 15, 2008, and non-U.S. stock incentive plans. Each of the outstanding shares of capital stock or other equity interests in each of NYSE Euronext's Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except as otherwise set forth in the NYSE Euronext Group structure chart set forth in the NYSE Euronext Disclosure Letter, owned by NYSE Euronext or by a direct or indirect wholly owned subsidiary of NYSE Euronext. All shares of capital stock or other equity interests in each of NYSE Euronext's Subsidiaries owned by NYSE Euronext or by a direct or indirect wholly owned subsidiary of NYSE Euronext are free and clear of any lien, pledge, security interest, claim or other encumbrance ("*Lien*"). Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate NYSE Euronext or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of NYSE Euronext or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of NYSE Euronext or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. NYSE Euronext does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of NYSE Euronext on any matter.

(ii) The authorized capital stock (*Grundkapital*) of Deutsche Börse amounts to EUR 195,000,000 and consists of 195,000,000 Deutsche Börse Shares, of which 195,000,000 Deutsche Börse Shares were outstanding at the close of business on February 10, 2011 (including 8,956,997 Deutsche Börse Shares held in treasury by Deutsche Börse ("*Deutsche Börse Treasury Shares*")). All of the outstanding Deutsche Börse Shares have been duly authorized and are validly issued, fully paid and non-assessable. Except as set forth above, at the close of business on February 10, 2011, no shares of capital stock or other equity interests in Deutsche Börse were issued or outstanding. Deutsche Börse has no Deutsche Börse Shares reserved for issuance, except that, at the close of business on February 10, 2011, there were 174,583 Deutsche Börse Shares reserved for issuance to Deutsche Börse employees and directors under Deutsche Börse's group share plan. Each of the outstanding shares of capital stock or other equity interests of each of Deutsche Börse's Subsidiaries and each Joint Venture is duly authorized, validly issued, fully paid and non-assessable and, except as otherwise set forth in the Deutsche Börse Group structure chart set forth in the Deutsche Börse Disclosure Letter, owned by Deutsche Börse or by a direct or indirect wholly owned Subsidiary of Deutsche Börse. All shares of capital stock or other equity interests in each of Deutsche Börse's Subsidiaries owned by Deutsche Börse or by a direct or indirect wholly owned subsidiary of Deutsche Börse are free and clear of any Lien. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Deutsche Börse or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Deutsche Börse or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of Deutsche Börse or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Deutsche Börse does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Deutsche Börse on any matter.

(c) *Corporate Authority*.

(i) NYSE Euronext has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to

consummate the Merger and the other transactions contemplated hereby, subject only (A) in the case of the Merger, to the approval and adoption of this Agreement and the Merger by a vote of the holders of a majority of the outstanding NYSE Euronext Shares entitled to vote thereon, (B) to the approval of certain aspects of the articles of association of Holdco that will be in effect after the Merger by a vote of the holders of a majority of the outstanding NYSE Euronext Shares present at the NYSE Euronext Stockholders Meeting ((A) and (B) collectively, the "*NYSE Euronext Requisite Vote*") and (C) to the extent required, approval of the SEC or a Regulatory Authority. This Agreement is a valid and binding agreement of NYSE Euronext enforceable against NYSE Euronext in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "*Bankruptcy and Equity Exception*"). The Board of Directors of NYSE Euronext: (A) has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger; (B) has determined, subject to applicable Law, to recommend that the NYSE Euronext stockholders adopt this Agreement and the transactions contemplated by this Agreement; and (C) has received the opinion of its financial advisor, Perella Weinberg Partners LP, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the NYSE Euronext Exchange Ratio is fair, from a financial point of view, to the holders of NYSE Euronext Shares (other than Deutsche Börse or any affiliate of Deutsche Börse), a copy of which opinion has been delivered to Deutsche Börse. It is agreed and understood that such opinion is for the benefit of NYSE Euronext's Board of Directors and may not be relied on by Deutsche Börse.

(ii) Deutsche Börse has all requisite company power and authority and has taken all company action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Offer and the other transactions contemplated hereby, subject only, to the extent required, to approval of the SEC or a Regulatory Authority. This Agreement is a valid and binding agreement of Deutsche Börse, enforceable against Deutsche Börse in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. Each Deutsche Börse Board: (A) has approved the transactions contemplated by this Agreement, including the Offer; (B) has determined that, subject to its duties under applicable Law, it will recommend, in its statement on the Offer under Section 27 of the Takeover Act, that the Deutsche Börse shareholders accept the Offer and tender their Deutsche Börse Shares in the Offer; and (C) has received the opinion of each of its financial advisors, Deutsche Bank AG and J.P. Morgan Securities LLC, in each case to the effect that, as of the date of such opinions and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Deutsche Börse Exchange Ratio is fair, from a financial point of view, to the holders of Deutsche Börse Shares (other than Deutsche Börse), a copy of which opinions have been delivered to NYSE Euronext. It is agreed and understood that such opinion is for the benefit of the Deutsche Börse Boards and may not be relied on by NYSE Euronext.

(d) *No Conflicts.*

(i) (A) Neither the execution and delivery by such party of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Offer, the Merger and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of such party or any of its Subsidiaries (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract, or result in any change in the rights or obligations of any party under any Contract, in each case to which such party or any of its Subsidiaries is a party or by which such party or any of its Subsidiaries or any of their respective assets is bound, (B) nor, subject, in the case of NYSE Euronext, to any required approval of the Holdco Articles of Association by the SEC or any Regulatory Authority, will such execution and delivery, compliance, performance or consummation result in any breach or violation of, or a default under, the provisions of the Organizational Documents of such party or any of its Subsidiaries, or any Law applicable to it, except (in each of clauses (A) and (B), as applicable) for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that, individually

or in the aggregate, have not had and are not reasonably expected to have, a Material Adverse Effect on such party.

(ii) Neither NYSE Euronext nor Deutsche Börse nor any of their Subsidiaries is a party to or bound by any non-competition Contracts or other Contract that purports to limit in any material respect either the type of business in which NYSE Euronext, Deutsche Börse or any of their Subsidiaries (or, after giving effect to the Merger and the Offer, Holdco or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business.

"*Contract*" means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation to which such Person or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.

"*Organizational Documents*" means, with respect to any Person, the certificate of incorporation, articles of association, limited liability company agreement, bylaws or similar organizational documents of such Person.

(e) *Governmental Approvals and Consents*. Other than (i) the filings and/or notices under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "*HSR Act*"), Council Regulation (EC) 139/2004 of the European Community (the "*EMCR*"), and (ii) other merger control or competition law filings and/or notices (as mutually determined necessary or advisable by the parties) (subsections (i) and (ii) collectively, the "*Competition Approvals*"), (iii) the approval from the Committee on Foreign Investment in the United States ("*CFIUS*") under the Exon-Florio Amendment, (iv) the approvals and consents to be obtained from the SEC or any Regulatory Authority, including with respect to the Offer Documents, (v) the filing of the Certificate of Merger, and (vi) as required in order to comply with state securities, takeover and "blue sky" laws, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by such party or any of its Subsidiaries with, or obtained by such party or any of its Subsidiaries from, any governmental or regulatory authority, agency, commission, body or other governmental or regulatory entity, U.S. or non-U.S., including the SEC and the Regulatory Authorities ("*Governmental Entity*") or any Self-Regulatory Organization, in connection with the execution and delivery by such party of this Agreement, the performance by such party of its obligations hereunder and the consummation of the transactions contemplated hereby.

(f) *Reports; Financial Statements*.

(i) Each of the NYSE Euronext Reports and Deutsche Börse Reports were filed in a timely manner and in material compliance with all applicable Laws and other requirements applicable thereto. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the NYSE Euronext Reports and the Deutsche Börse Reports complied in all material respects with requirements under applicable Law regarding the accuracy and completeness of the disclosures contained therein.

(ii) The consolidated balance sheet (including the related notes and schedules) included in the audited consolidated financial statements of NYSE Euronext for the fiscal year ended December 31, 2009 (the "*NYSE Euronext Financial Statements*") fairly presents the consolidated financial position of NYSE Euronext and its Subsidiaries as of its date, and the consolidated statements of income, equity, and cash flows and of changes in financial position included in the NYSE Euronext Financial Statements (including any related notes and schedules) fairly present the results of operations, equity, cash flows and changes in financial position, as the case may be, of NYSE Euronext and its Subsidiaries for the periods set forth therein, in each case in conformity with U.S. generally accepted accounting principles ("*GAAP*") consistently applied during the periods involved, except as may be noted therein.

(iii) The consolidated balance sheet (including the related notes and schedules) included in the audited consolidated financial statements of Deutsche Börse for the fiscal year ended December 31, 2009 (the

"*Deutsche Börse Financial Statements*") fairly presents the consolidated financial position of Deutsche Börse and its Subsidiaries as of its date, and the consolidated statements of income, equity and cash flows and of other changes in financial position included in the Deutsche Börse Financial Statements (including any related notes and schedules) fairly present the results of operations, retained earnings, stockholders' equity, cash flows and changes in financial position, as the case may be, of Deutsche Börse and its Subsidiaries for the periods set forth therein, in each case in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board ("*IFRS*") consistently applied during the periods involved, except as may be noted therein.

(g) *Absence of Certain Changes*. Except as disclosed in the NYSE Euronext Financial Statements (in the case of NYSE Euronext) or the Deutsche Börse Financial Statements (in the case of Deutsche Börse), since December 31, 2009, such party and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been any change or development that, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on such party.

(h) *Compliance*. Neither such party nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any federal, state, local law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, writ, franchise, variance, exemption, approval, license or permit in the United States, Germany or elsewhere (each, a "*Law*" and collectively "*Laws*") of any Governmental Entity or Self-Regulatory Organization or (ii) any Contract to which such party or any of its Subsidiaries is a party or by which such party or any of its Subsidiaries or its or any of their respective properties is bound or affected, except in each of clauses (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on such party. Each of such party and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals (together, "*Permits*") of all Governmental Entities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party.

(i) *Litigation and Liabilities*. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of such party, threatened against such party, any of its Subsidiaries or any of their respective directors or officers in their capacity as such or (ii) except as disclosed in the NYSE Euronext Financial Statements (in the case of NYSE Euronext) or the Deutsche Börse Financial Statements (in the case of Deutsche Börse), obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of such party, could result in any claims against, or obligations or liabilities of, such party or any of its affiliates, except, in case of either clause (i) or (ii), for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on such party.

(j) *Employee Benefits*.

(i) All material benefit and compensation plans, contracts, policies or arrangements covering current or former employees of such party and its Subsidiaries and current or former directors of such party and its Subsidiaries, including deferred compensation, Pension Commitments, equity option, equity purchase, equity appreciation rights, equity based incentive and bonus plans (the "*Benefit Plans*") are listed in Section 6.1(j) of the NYSE Euronext Disclosure Letter (in the case of NYSE Euronext) or Section 6.1(j) of the Deutsche Börse Disclosure Letter (in the case of Deutsche Börse). True and complete copies of all material Benefit Plans listed in Section 6.1(j) of the NYSE Euronext Disclosure Letter (in the case of NYSE Euronext) or Section 6.1(j) of the Deutsche Börse Disclosure Letter (in the case of Deutsche Börse), including any trust instruments, insurance contracts and all amendments thereto, have been made available to the other party.

"*Pension Commitments*" means any agreement or other commitment of individual or collective nature, including commitments based on works custom (*betriebliche Übung*), to the extent known to such party, or collective grant (*Gesamtzusage*) regarding pensions (*betriebliche Altersversorgung*) under which a company or its subsidiaries has any obligations.

(ii) All Benefit Plans are operated and established in substantial compliance with their terms and all applicable Laws. All Benefit Plans intended to qualify for special tax treatment meet all requirements for such treatment, and all Benefit Plans required to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(iii) Other than as required by applicable Law, neither NYSE Euronext nor any of its Subsidiaries has any material obligations for retiree health and life benefits to any current or former employees of such party or any of its Subsidiaries. Other than as prohibited by applicable Law, such party or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(iv) There has been no amendment to, announcement by such party or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any employees or other service providers of such party and its Subsidiaries to additional compensation or to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans or accelerate options or restricted stock units, (C) accelerate the time of payment or vesting of the NYSE Euronext Stock Options or the NYSE Euronext Stock-Based Awards (in the case of NYSE Euronext) or the Deutsche Börse Stock Options or the Deutsche Börse Stock-Based Awards (in the case of Deutsche Börse), or (D) limit or restrict the right of such or, after the consummation of the Merger or any other transactions contemplated hereby, Holdco to merge, amend or terminate any of the Benefit Plans.

(k) *Tax Matters*.

(i) Neither such party nor any of its Subsidiaries has taken or agreed to take any action, nor, to the knowledge of such party, does there exist any fact or circumstance, that would prevent or impede, or would be reasonably likely to prevent or impede, (i) the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code and/or the Merger and the Offer, taken together, from qualifying as an exchange within the meaning of Section 351(a) of the Code, (ii) the Offer and/or the Merger and the Offer, taken together, from qualifying as a transaction described in Section 351(a) of the Code, or (iii) the receipt by NYSE Euronext or Deutsche Börse of the IRS private letter ruling or rulings contemplated by paragraph II.(b) and paragraph III.(b) of *Annex II*.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such party: (A) all Tax Returns that are required to be filed by or with respect to such party or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B) such party and its Subsidiaries have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party, except with respect to matters for which adequate reserves have been established in accordance with GAAP in the most recent NYSE Euronext annual financial statement (in the case of NYSE Euronext and its Subsidiaries) or IFRS in the most recent Deutsche Börse annual financial statement (in the case of Deutsche Börse and its Subsidiaries), in each case, as adjusted for operations in the ordinary course of business since the last date which is covered by such statements; (C) there is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of such party or any of its Subsidiaries; (D) the Tax

Returns of such party and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including December 31, 2007, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the financial statements contained in the most recent NYSE Euronext Reports or Deutsche Börse Reports, as applicable; (E) neither such party nor any of its Subsidiaries have waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (F) neither NYSE Euronext nor any of its Subsidiaries has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. law) in the two years prior to the date of this Agreement; (G) none of NYSE Euronext, Deutsche Börse or any of their respective Subsidiaries has any liability for Taxes of any Person (other than such party or any of its Subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or non-U.S. law, including Section 73 *et seq.* of the German General Tax Code), as transferee or successor, by contract or otherwise; (H) there are no liens for Taxes upon any property or assets of NYSE Euronext, Deutsche Börse or any of their respective Subsidiaries, except for liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent NYSE Euronext annual financial statement (in the case of NYSE Euronext and its Subsidiaries) or IFRS in the most recent Deutsche Börse annual financial statement (in the case of Deutsche Börse and its subsidiaries), (I) no private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to NYSE Euronext, Deutsche Börse or any of their respective Subsidiaries for any taxable year for which the statute of limitations has not expired.

(iii) As used in this Agreement, (A) the term "*Tax*" (including the plural form "*Taxes*" and, with correlative meaning, the terms "*Taxable*" and "*Taxation*") includes all U.S. federal, state, local and non-U.S. income, gain, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) the term "*Tax Return*" includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with a Tax Authority relating to Taxes, and (C) the term "*Tax Authority*" includes any Governmental Entity responsible for the assessment, collection or enforcement of Laws relating to Taxes (including the IRS and any similar state, local or non-U.S. revenue agency).

(l) *Labor Matters*. Neither such party nor any of its Subsidiaries is a party to or otherwise bound by any material collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is such party or any of its Subsidiaries the subject of any material proceeding asserting that such party or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of such party, threatened, nor has there been for the past three years, any material labor strike, dispute, walk-out, work stoppage, slow-down or lockout ("*Strikes*") involving such party or any of its Subsidiaries, except for any general Strikes that are not directed exclusively at such party or any of its Subsidiaries.

(m) *Material Contracts*. Except as has not had or is not reasonably expected to have a Material Adverse Effect on NYSE Euronext or Deutsche Börse, as applicable, neither NYSE Euronext nor Deutsche Börse, as applicable, nor any of its Subsidiaries is in breach of or default under the terms of any Material Contract, and no event has occurred that (with or without notice or lapse of time or both) could reasonably be expected to result in a breach or default under any Material Contract. To the knowledge of NYSE Euronext or Deutsche Börse, as applicable, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NYSE Euronext or Deutsche Börse, as applicable.

Except as has not had and is not reasonably expected to have a Material Adverse Effect on NYSE Euronext or Deutsche Börse, as applicable, each Material Contract is a valid and binding obligation of NYSE Euronext or Deutsche Börse, as applicable, or any of its Subsidiaries which is party thereto and, to the knowledge of NYSE Euronext or Deutsche Börse, as applicable, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception. "*Material Contract*" shall mean any contract to which NYSE Euronext or Deutsche Börse, as applicable, or any of its respective Subsidiaries, is a party or bound as of the date hereof that:

(A) is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(B) (1) purports to limit in any material respect either the type of business or the manner or geographic area in which any of them may so engage in any business, (2) would require the disposition of any material assets or line of business of NYSE Euronext or Deutsche Börse, as applicable, or its Subsidiaries (or, after the Effective Time, Holdco or its Subsidiaries) or any of their respective affiliates as a result of the consummation of the transactions contemplated by this Agreement, (3) is a material Contract that grants "most favored nation" status that, following the Effective Time, would impose obligations upon Holdco or its Subsidiaries, or (4) prohibits or limits, in any material respect, the right of NYSE Euronext or Deutsche Börse, as applicable, or any of its Subsidiaries (or, after the Effective Time, Holdco or its Subsidiaries) to make, sell or distribute any products or services or use, transfer, license or enforce any of their respective intellectual property rights; or

(C) that (1) has an aggregate principal amount, or provides for an aggregate obligation, in excess of €170,000,000 evidencing indebtedness for borrowed money, guaranteeing any such indebtedness of a third party or containing a covenant restricting the payment of dividends, or (2) has the economic effect of any of the items set forth in the foregoing clause (1).

(n) *Intellectual Property*.

(i) For the purposes of this Agreement, "*Intellectual Property*" means all inventions, discoveries, patents, patent applications, registered and unregistered trademarks and service marks and all goodwill associated therewith and symbolized thereby, trademark applications and service mark applications, Internet domain names, registered and unregistered copyrights (including databases and other compilations of information), confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, computer software programs, and all other intellectual property and proprietary rights.

(ii) Except as has not had or is not reasonably expected to have a Material Adverse Effect on such party, (A) such party and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of such party and its Subsidiaries as currently conducted (the "*Material Intellectual Property*") and (B) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights.

(iii) Except as has not had or is not reasonably expected to have a Material Adverse Effect on such party, to the knowledge of such party, the conduct of the business of such party as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person. To the knowledge of such party, there is no unauthorized use, infringement or misappropriation and other violation of Material Intellectual Property by any Person, including any employee of such party or any of its Subsidiaries, except as would not reasonably be likely to have a Material Adverse Effect on such party.

(iv) To the knowledge of such party and except as has not had or is not reasonably expected to have a Material Adverse Effect on such party, the IT Assets of such party operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by such party and its Subsidiaries in connection with the business of such party and its Subsidiaries as currently conducted.

(v) "*IT Assets*" means, with respect to Deutsche Börse or NYSE Euronext, computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation, used in the business of Deutsche Börse or NYSE Euronext, as applicable, and its Subsidiaries as currently conducted.

Section 6.2. *Representations and Warranties of Holdco and Merger Sub*. Each of Holdco and Merger Sub hereby represents and warrants to NYSE Euronext and to Deutsche Börse as set forth in this Section 6.2.

(a) *Organization, Good Standing and Qualification*. Each of Holdco and Merger Sub is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of its jurisdiction of organization. Neither Holdco nor Merger Sub has conducted any business other than activities incidental to its organization and the consummation of the transactions contemplated by this Agreement.

(b) *Capitalization*. The authorized capital stock of Holdco consists of (i) 180,000 ordinary shares, nominal value €1 per share, and (ii) 45,000 D shares, nominal value €1 per share, of which 45,000 D shares are outstanding as of February 10, 2011 and no ordinary shares are outstanding as of the date hereof. All of the outstanding Holdco Shares have been duly authorized and are validly issued, fully paid and non-assessable. The authorized capital stock of Merger Sub consists of 500 shares of common stock, par value $0.01 per share, of which 100 are outstanding as of the date hereof. All of the outstanding shares of Merger Sub common stock have been duly authorized and are validly issued, fully paid and non-assessable.

(c) *Corporate Authority*. Each of Holdco and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger, the Offer and the other transactions contemplated hereby. This Agreement is a valid and binding agreement of each of Holdco and Merger Sub enforceable against it in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. Each of the sole shareholder of Holdco and the Holdco Board has approved and authorized this Agreement, the Offer and the Merger and the other transactions contemplated hereby. The board of directors of Merger Sub has approved and authorized this Agreement, the Merger and the other transactions contemplated hereby.

(d) *No Conflicts*. The execution and delivery, compliance, performance or consummation shall not result in any breach or violation of, or a default under, the provisions of the Holdco's articles of association, Merger Subs certificate of incorporation or bylaws, except for such breaches, violations or defaults that, individually or in the aggregate, have not had and are not reasonably expected to have, a Material Adverse Effect on NYSE Euronext or Deutsche Börse.

ARTICLE VII

COVENANTS

Section 7.1. *Interim Operations*. NYSE Euronext and Deutsche Börse each covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, unless NYSE Euronext (in the case of Deutsche Börse) or Deutsche Börse (in the case of NYSE Euronext) shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or, in the case of Deutsche Börse, except as otherwise set forth in Schedule 7.1 of the Deutsche Börse Disclosure Letter or, in the case of NYSE Euronext, except as otherwise set forth in Schedule 7.1 of the NYSE Euronext Disclosure Letter:

(a) the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice, and each of NYSE Euronext and Deutsche Börse shall take such actions as are

necessary so that (1) if the number of any restricted stock units issued after January 1, 2011 by NYSE Euronext or its Subsidiaries ("*NYSE Euronext RSUs*") or issued by Deutsche Börse or its Subsidiaries ("*Deutsche Börse RSUs*"), as the case may be, exceeds the number of any NYSE Euronext RSUs or Deutsche Börse RSUs, respectively, forfeited after January 1, 2011 (any such excess for such party, the "*Excess Number*"), then NYSE Euronext and Deutsche Börse, as the case may be, shall cause a number of NYSE Euronext RSUs and Deutsche Börse RSUs, respectively, equal to the Excess Number for such party to be settled in cash instead of NYSE Euronext Shares or Deutsche Börse Shares, respectively, and (2) any stock options issued after January 1, 2011 by NYSE Euronext or Deutsche Börse, as the case may be, shall be settled in cash instead of NYSE Euronext Shares or Deutsche Börse Shares, respectively;

(b) (i) it shall not issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its Subsidiaries; (ii) except as set forth in Article IV of this Agreement, it shall not amend its certificate of incorporation, articles of association or bylaws; (iii) it shall not split, combine or reclassify its outstanding shares of capital stock; (iv) it shall not declare, set aside or pay any type of dividend, whether payable in cash, stock or property, in respect of any capital stock other than the quarterly dividends payable by NYSE Euronext or the annual dividend payable by Deutsche Börse (in each case in an amount per share not to exceed its most recent quarterly or annual per share dividend, as the case may be, and with the timing of such dividend to be consistent with past practice) or dividends payable by its direct or indirect wholly owned Subsidiaries to it or another of its direct or indirectly wholly owned Subsidiaries; or (v) it shall not repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any interests or shares of its capital stock, as applicable, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

(c) neither it nor any of its Subsidiaries shall (i) issue, sell, pledge, dispose of or encumber (v) any shares of, or (w) securities convertible into or exchangeable or exercisable for, or (x) options, warrants, calls, commitments or rights of any kind to acquire, capital stock of any class, as appropriate, or (y) any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its shareholders on any matter or any other property or assets other than NYSE Euronext Shares or Deutsche Börse Shares issuable pursuant to stock-based awards outstanding on or awarded prior to the date hereof under the NYSE Euronext Stock Plans or Deutsche Börse Stock Plans; (ii) other than in the ordinary and usual course of business and consistent with past practice and other than any incurrence of indebtedness that is less than €170,000,000 in the aggregate, incur any long-term indebtedness for borrowed money (including any guarantee of such indebtedness); or (iii) make or authorize or commit for any capital expenditures, except for in accordance with the 2011 capital expenditure target for each of NYSE Euronext and Deutsche Börse, respectively, that has been provided to the other prior to the date of this Agreement or such other capital expenditures targets as may be mutually agreed by NYSE Euronext and Deutsche Börse (*provided* that (1) each of NYSE Euronext and Deutsche Börse shall be permitted to make or authorize or commit for any capital expenditures in an amount that is between 75% and 110% of such party's capital expenditure target and (2) if the Effective Time shall not have occurred on or prior to December 31, 2011, then, for purposes of this Section 7.1(c), each party's capital expenditure target will be adjusted upwards to take into account the number of days between December 31, 2011 and the Effective Time and assuming that the 2012 capital expenditure target shall be equal to the 2011 capital expenditure target);

(d) neither it nor any of its Subsidiaries shall (i) terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any Benefit Plan, as the case may be, or any other arrangement that would be a NYSE Euronext Benefit Plan or a Deutsche Börse Benefit Plan if in effect on the date hereof other than offer letters provided to newly hired or promoted employees (but excluding offer letters to executive officers of it and its Subsidiaries or to employees whose target compensation is in excess of the average compensation of executive officers of it or its Subsidiaries or of the employees, as the case may be), or (ii) except for increases occurring in the ordinary and usual course of business consistent with past practice, increase the salary, wage, bonus or other compensation of any employees or fringe benefits of any director, officer or employee or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

(e) neither it nor any of its Subsidiaries shall lease, license, transfer, exchange or swap, mortgage (including securitizations), or otherwise dispose (whether by way of merger, consolidation, sale of stock or assets, or otherwise) of any material portion of its assets, including the capital stock of Subsidiaries (it being understood that the foregoing shall not prohibit the sale of inventory in the ordinary course of business), except for (i) dispositions of assets that in total have an aggregate fair market value of less than €100,000,000, or (ii) transactions between it and any Subsidiary or transactions between Subsidiaries;

(f) neither it nor any of its Subsidiaries shall acquire or agree to acquire (whether by merger, consolidation, purchase or otherwise) any Person or assets, in which the expected gross expenditures and commitments (including the amount of any indebtedness assumed) (i) for all such acquisitions exceeds, in the aggregate, €200,000,000 (it being understood that if a party intends to make one or more acquisition that would exceed such amount, then the parties will discuss in good faith as to whether to permit such acquisitions based on the best interests of the Holdco Group after the Effective Time), or (ii) is reasonably likely, individually or in the aggregate, to materially delay the satisfaction of the conditions set forth in Article VIII or Annex II hereof or prevent the satisfaction of such conditions;

(g) except in the ordinary and usual course of business consistent with past practice, neither it nor any of its Subsidiaries shall (i) settle or compromise any material claims or litigation if such settlement or compromise would involve, individually or together with all such other settlements or compromises, the payment of money by such party or its Subsidiaries of €50,000,000 or more or would involve any admission of material wrongdoing or any material conduct requirement or restriction by such party or its Subsidiaries or (ii) modify, amend or terminate in any material respect any of its Material Contracts or waive, release or assign any material rights or claims thereunder in excess of €50,000,000 individually or in the aggregate;

(h) except to the extent otherwise required by Law, neither it nor any of its Subsidiaries shall make or change any Tax election, change any method of Tax accounting, file any amended Tax Return, or settle or compromise any audit or proceeding relating to Taxes, in each case, if such action would reasonably be expected to have an adverse effect on NYSE Euronext or Deutsche Börse, as applicable, that is material; or permit any material insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business;

(i) neither it nor any of its Subsidiaries shall permit any change in its financial accounting principles, policies or practice (including any of its practices with respect to accounts receivable or accounts payable), except to the extent that any such changes in financial accounting principles, policies or practices shall be required by changes in GAAP (in the case of NYSE Euronext) or IFRS (in the case of Deutsche Börse);

(j) neither it nor any of its Subsidiaries shall enter into any "non-compete" or similar Contract that would materially restrict the business of Holdco group following the Effective Time;

(k) except as permitted pursuant to Section 7.1(d), neither it nor any of its Major Subsidiaries shall enter into any Contract between itself, on the one hand, and any of its employees, officers or directors, on the other hand, if such Contract is not entered into on an arm's length basis; and

(l) neither it nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing set forth in Sections 7.1(a) through (k) if NYSE Euronext or Deutsche Börse, as applicable, would be prohibited by the terms of Sections 7.1(a) through (k) from doing the foregoing.

Section 7.2. *Acquisition Proposals*.

(a) Without limiting any of such party's other obligations under this Agreement, each of NYSE Euronext and Deutsche Börse agrees that, from and after the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries nor any of the

officers or directors of it or its Subsidiaries (including any member of the Board of Directors of NYSE Euronext or the Deutsche Börse Boards) shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate, or induce any inquiries or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) subject to Section 7.2(c), have any discussion with any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) subject to Section 7.2(c), provide any confidential information or data to any Person in relation to an Acquisition Proposal, (iv) subject to Section 7.2(c), approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (v) subject to Section 7.2(c), approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement (any of the preceding in this (v), an "*Alternative Acquisition Agreement*") or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

An "*Acquisition Proposal*" for NYSE Euronext or Deutsche Börse means any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition or purchase of NYSE Euronext or Deutsche Börse, as applicable, or any of its Subsidiaries that constitutes 15% or more of the consolidated gross revenue or consolidated gross assets of NYSE Euronext or Deutsche Börse, as applicable, and its Subsidiaries, taken as a whole (such Subsidiary, a "*Major Subsidiary*"); (ii) any direct or indirect acquisition or purchase of (A) 15% or more of any class of equity securities or voting power or 15% or more of the consolidated gross assets of NYSE Euronext or Deutsche Börse, as applicable, or (B) 15% or more of any class of equity securities or voting power of any of its Major Subsidiaries; (iii) any tender offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity securities or voting power of NYSE Euronext or Deutsche Börse, as applicable; or (iv) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving NYSE Euronext or Deutsche Börse, as applicable, or any Major Subsidiary of NYSE Euronext or Deutsche Börse, as applicable, but with the exception of intra-group reorganizations.

(b) Within two business days after receipt of an Acquisition Proposal or any request for nonpublic information or inquiry that NYSE Euronext reasonably believes could lead to an Acquisition Proposal for NYSE Euronext or that Deutsche Börse reasonably believes could lead to an Acquisition Proposal for Deutsche Börse, NYSE Euronext or Deutsche Börse, as applicable, shall provide the other party hereto with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person making any such Acquisition Proposal, request or inquiry. Thereafter, NYSE Euronext or Deutsche Börse, as applicable, shall provide the other party hereto, as promptly as practicable, with oral and written notice setting forth all such information as is reasonably necessary to keep such other party informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry.

(c) Notwithstanding anything in this Agreement to the contrary, each of NYSE Euronext and Deutsche Börse or their respective Boards shall be permitted to (A) in the case of NYSE Euronext, comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act and, in the case of Deutsche Börse, comply with the Takeover Act, (B) after complying with Section 7.2(d), effect a Change in NYSE Euronext Recommendation or Change in Deutsche Börse Recommendation, or (C) (x) in the case of NYSE Euronext, prior to the receipt by NYSE Euronext of the NYSE Euronext Requisite Vote and (y) in the case of Deutsche Börse, prior to the Expiration Time, engage in any discussions or negotiations with, or provide any information or data to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, (i) in the case of clause (B) above, (x) if such Change in NYSE Euronext Recommendation or

Change in Deutsche Börse Recommendation is made in response to an Acquisition Proposal for NYSE Euronext or Deutsche Börse, respectively, then such Acquisition Proposal shall have been an unsolicited bona fide written Acquisition Proposal from a third party that the Board of Directors of NYSE Euronext or the Deutsche Börse Boards, respectively, concludes in good faith (after consultation with its outside legal counsel and financial advisors) constitutes a Superior Proposal or (y) if such Change in NYSE Euronext Recommendation or Change in Deutsche Börse Recommendation is not made in response to an Acquisition Proposal for NYSE Euronext or Deutsche Börse, then the Board of Directors of NYSE Euronext or the Deutsche Börse Boards, as the case may be, after consultation with its outside legal counsel, determines in good faith that the failure to make such Change in NYSE Euronext Recommendation or Change in Deutsche Börse Recommendation, as the case may be, would be inconsistent with its fiduciary duties under applicable Law, (ii) in the case of clause (C) above, (1) its Board concludes in good faith (after consultation with its outside legal counsel and financial advisors) that there is a reasonable likelihood that such Acquisition Proposal could constitute a Superior Proposal, and that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (2) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, its Board receives from such Person an executed confidentiality agreement with confidentiality terms no less restrictive, in the aggregate, than those contained in the Confidentiality Agreement, and (3) such party is not then in material breach of its obligations under this Section 7.2 related to such Acquisition Proposal. For purposes of this Section 7.2(c), references to "*Board*" means, in relation to NYSE Euronext, the Board of Directors of NYSE Euronext and, in relation to Deutsche Börse, the Deutsche Börse Boards.

(d) Prior to any Change in NYSE Euronext Recommendation, NYSE Euronext shall provide Deutsche Börse with a written notice (the "*NYSE Euronext Change in Recommendation Notice*") of NYSE Euronext's intention to make a Change in NYSE Euronext Recommendation at least five business days prior to making a Change in NYSE Euronext Recommendation, and, in the case of any Change in NYSE Euronext Recommendation in connection with an Acquisition Proposal for NYSE Euronext, NYSE Euronext and Deutsche Börse shall negotiate in good faith during such five Business Day period with respect to any modifications to the terms of the transaction contemplated by this Agreement that are proposed by Deutsche Börse, and NYSE Euronext shall consider any such modifications agreed by Deutsche Börse in determining whether such Acquisition Proposal still constitutes a Superior Proposal for NYSE Euronext after such five-Business Day period. Prior to any Change in Deutsche Börse Recommendation, Deutsche Börse shall provide NYSE Euronext written notice (the "*Deutsche Börse Change in Recommendation Notice*") of Deutsche Börse's intention to make a Change in Deutsche Börse Recommendation at least five business days prior to making a Change in Deutsche Börse Recommendation, and, in the case of any Change in Deutsche Börse Recommendation in connection with an Acquisition Proposal for Deutsche Börse, NYSE Euronext and Deutsche Börse shall negotiate in good faith during such five Business Day period with respect to any modifications to the terms of the transaction contemplated by this Agreement that are proposed by NYSE Euronext, and Deutsche Börse shall consider any such modifications agreed by NYSE Euronext in determining whether such Acquisition Proposal still constitutes a Superior Proposal for Deutsche Börse after such five-Business Day period.

(e) In the event that a third party who has previously made an Acquisition Proposal that the Board of Directors of NYSE Euronext or either of the Deutsche Börse Boards, as the case may be, has or have determined in accordance with this Section 7.2 is a Superior Proposal subsequently modifies or amends in an adverse manner any material term of such Superior Proposal such that the Acquisition Proposal is no longer a Superior Proposal, then such Board's prior determination shall be null and void and such Board shall be subject to the provisions of Section 7.2(c) and (d) in all respects (including the obligation to deliver a new NYSE Euronext Change in Recommendation Notice or Deutsche Börse Change in Recommendation Notice, as applicable, and negotiate in good faith with Deutsche Börse or NYSE Euronext, as applicable; *provided* that references to "five business days" or "five-business day period" shall thereafter be references to "three business days" or "three-business day period").

(f) Except as ordered by a court of competent jurisdiction or by shareholder action, each of NYSE Euronext and Deutsche Börse agrees that it will, and will cause its senior officers, directors and representatives

and its Subsidiaries and such Subsidiaries' senior officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. Each of NYSE Euronext and Deutsche Börse agrees that it will use reasonable best efforts to promptly inform its directors, officers, agents and representatives of the obligations undertaken in this Section 7.2. Nothing in this Section 7.2 shall (x) permit Deutsche Börse or NYSE Euronext to terminate this Agreement (except as specifically provided in Article IX hereof) or (y) affect any other obligation of Deutsche Börse or NYSE Euronext under this Agreement, except as otherwise expressly set forth in this Agreement. Unless this Agreement shall have been earlier terminated and except as ordered by a court of competent jurisdiction or by shareholder action, neither Deutsche Börse nor NYSE Euronext shall submit to the vote of its stockholders any Acquisition Proposal (other than the Offer or the Merger).

"*Superior Proposal*" means, with respect to NYSE Euronext or Deutsche Börse, a bona fide written Acquisition Proposal obtained not in breach of this Section 7.2 for or in respect of 50% or more of the outstanding NYSE Euronext Shares or Deutsche Börse Shares (as applicable) or 50% or more of the assets of NYSE Euronext and its Subsidiaries, on a consolidated basis, or Deutsche Börse and its Subsidiaries, on a consolidated basis, as applicable, in each case on terms that the Board of Directors of NYSE Euronext or the Deutsche Börse Boards, as applicable, in good faith concludes (following receipt of the advice of its financial advisors and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal or offer and this Agreement, and taking into account any improved terms that Deutsche Börse (in the case of an Acquisition Proposal for NYSE Euronext) or NYSE Euronext (in the case of an Acquisition Proposal for Deutsche Börse) may have offered pursuant to this Section 7.2 deemed relevant by such Board or Boards (including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such Acquisition Proposal) are more favorable to the stockholders of NYSE Euronext or Deutsche Börse, as applicable, than the transactions contemplated by this Agreement (after taking into account any such improved terms).

Section 7.3. *Stockholders Meeting; Offer Recommendation*.

(a) NYSE Euronext will take, in accordance with applicable Law and the NYSE Euronext Organizational Documents, all action necessary to convene a meeting of its stockholders (the "*NYSE Euronext Stockholders Meeting*") the day prior to the date of the scheduled Expiration Time (the "*NYSE Euronext Meeting Date*"), which date shall be after the Registration Statement is declared effective; *provided* that NYSE Euronext may adjourn or postpone the NYSE Euronext Stockholders Meeting for up to two weeks in the event that the acceptance period for the Offer is extended by two weeks. The Board of Directors of NYSE Euronext shall make the NYSE Euronext Recommendation and include the NYSE Euronext Recommendation in the Proxy Statement/ Prospectus. In the event that on or subsequent to the date hereof and prior to the NYSE Euronext Stockholders Meeting (including any adjournment thereof), the Board of Directors of NYSE Euronext determines either to make no recommendation for the Merger, or to withdraw, modify or qualify its recommendation for the Merger in a manner that is adverse to Deutsche Börse or Holdco (such determination not to make a recommendation or any such withdrawal, modification or qualification, a "*Change in NYSE Euronext Recommendation*"), which Change in NYSE Euronext Recommendation shall be made only in accordance with Section 7.2(c), then Deutsche Börse shall have a right to terminate this Agreement in accordance with 9.4(a). Any Change in NYSE Euronext Recommendation shall not limit or modify the obligation of NYSE Euronext to present this Agreement for adoption at the NYSE Euronext Stockholders Meeting prior to the date of the scheduled Expiration Time, and, if this Agreement is not otherwise terminated by either NYSE Euronext or Deutsche Börse in accordance with the terms hereof, this Agreement shall be submitted to the stockholders of NYSE Euronext at the NYSE Euronext Stockholders Meeting for the purpose of voting on adopting this Agreement.

(b) Each of the Deutsche Börse Boards has determined that, subject to its duties under applicable Law, it will recommend, in its statement on the Offer under Section 27 of the Takeover Act, that the Deutsche Börse shareholders accept the Offer and tender their Deutsche Börse Shares in the Offer. In the event that on or

after the date hereof and prior to the Expiration Time, either of the Deutsche Börse Boards fails to recommend, in its statement on the Offer under Section 27 of the Takeover Act, that the Deutsche Börse shareholders accept the Offer and tender their Deutsche Börse Shares in the Offer, or, after such recommendation, withdraws, modifies or qualifies such recommendation in a manner that is adverse to NYSE Euronext or Holdco (such failure to make such recommendation or any such withdrawal, modification or qualification, a "*Change in Deutsche Börse Recommendation*"), which Change in Deutsche Börse Recommendation shall be made only in accordance with Section 7.2(c), then NYSE Euronext shall have a right to terminate this Agreement in accordance with 9.3(a). Any Change in Deutsche Börse Recommendation shall not limit or modify the obligation of Deutsche Börse's representative to Holdco Board to consent, to Holdco's commencement, continuation and completion of the Offer in accordance with the terms of this Agreement and, if this Agreement is not otherwise terminated by either NYSE Euronext or Deutsche Börse in accordance with the terms hereof, Holdco shall be obligated to commence, continue and complete the Offer in accordance with the terms of this Agreement (and Deutsche Börse agrees to consent to such actions by Holdco).

Section 7.4. *Reasonable Best Efforts; Regulatory Filings and Other Actions.*

(a) *Reasonable Best Efforts; Regulatory Filings.* Holdco, NYSE Euronext and Deutsche Börse shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement (including the Holdco Articles of Association or alternative changes to the market or regulatory structure as may be required to consummate and make effective the Offer and the Merger) as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, authorizations and other Permits (including all approvals and consents to be obtained under the Competition Approvals, CFIUS under the Exon-Florio Amendment, and from the SEC and the Regulatory Authorities) (collectively, "*Consents*") necessary or advisable to be obtained from any third party and/or any Governmental Entity or Self-Regulatory Organization (if any) in order to consummate the transactions contemplated by this Agreement; it being understood that, to the extent legally by applicable Law, neither of the Deutsche Börse Boards nor the NYSE Euronext Board shall take any action that could prevent the consummation of the Offer or the Merger, except as otherwise permitted under this Agreement. Nothing in this Section 7.4 shall require, or be construed to require, Holdco, NYSE Euronext or Deutsche Börse to (A) proffer to, or agree to, sell or hold separate and agree to sell, or take any other action with respect to, before or after the Effective Time, any assets, businesses, or interests in any assets or businesses of Holdco, NYSE Euronext, Deutsche Börse or any of their respective Subsidiaries or affiliates (or to consent to any sale, or agreement to sell, by Holdco, NYSE Euronext or Deutsche Börse or any of their respective Subsidiaries or affiliates, as the case may be, of any of its assets or businesses), if such action would, individually or in the aggregate, reasonably be expected to result in a Substantial Detriment to NYSE Euronext, Deutsche Börse or Holdco or (B) agree to any changes or restriction in the market or regulatory structure of Holdco, NYSE Euronext or Deutsche Börse or any of their respective Subsidiaries or affiliates or in any of their respective operations of any such assets or businesses, if such changes or restrictions would, individually or in the aggregate, reasonably be expected to result in a Substantial Detriment to NYSE Euronext, Deutsche Börse or Holdco. Subject to applicable Law and the instructions of any Governmental Entity, Holdco, NYSE Euronext and Deutsche Börse shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received or provided by Holdco, NYSE Euronext or Deutsche Börse, as the case may be, or any of their respective Subsidiaries, from or to any Governmental Entity with respect to such transactions.

"*Substantial Detriment*" means, with respect to any Person, a material adverse effect on (A) the business, continuing results of operations or financial condition of such Person and its Subsidiaries, taken as a whole or (B) the authority or ability of the regulated securities exchanges of Holdco, NYSE Euronext and Deutsche Börse (and their respective Subsidiaries), taken as a whole, to operate

consistently with past practice or as reasonably expected to be operated after the Effective Time, including with respect to operating the markets that they currently operate and the amounts and types of products listed, traded or otherwise made available in such markets. It is understood that a Substantial Detriment shall be deemed to exist with respect to any action requiring Holdco, NYSE Euronext or Deutsche Börse, before or after the Effective Time, (i) to sell, hold separate or otherwise dispose of, or to agree to sell, hold separate or otherwise dispose of, assets, businesses or subsidiaries, or (ii) to take or refrain from taking, or to agree to take or to refrain from taking, any actions that, in each of cases (i) and (ii), would reasonably be expected, individually or in the aggregate, to materially impair the value of the combined businesses of NYSE Euronext and Deutsche Börse after the Effective Time (taking into account the parties' contemplated plans for combining such businesses after the Effective Time and any value which is reasonably expected to be realized in connection with such combination or integration) such that either of the parties would not reasonably have decided to enter into the transaction in light of the anticipated economics of the transaction.

(b) *Market and Regulatory Structure Matters*. Unless otherwise required by fiduciary obligations under applicable Law, the Board of Directors of NYSE Euronext and the Deutsche Börse Boards shall each consider and make such determination with respect to the other party, its Related Persons (as defined in the Certificate of Incorporation of NYSE Euronext) and the Persons of which Deutsche Börse and NYSE Euronext are Related Persons, as required by any Governmental Entity and, in the case of NYSE Euronext, any Self-Regulatory Organization whose consent is required for the consummation of the Merger. NYSE Euronext and its Board of Directors and Deutsche Börse and the Deutsche Börse Boards shall use their respective reasonable best efforts to provide such information to the SEC, the Regulatory Authorities and any other Governmental Entity as is required with respect to the consideration by the SEC, the Regulatory Authorities and any other Governmental Entity of the amendments to the articles of incorporation of Holdco, NYSE Euronext and/or Deutsche Börse or alternative changes to market or regulatory structure as may be required to consummate and make effective the Merger and the completion of the Offer and the other transactions contemplated by this Agreement.

(c) *Prior Review of Certain Information*. Subject to applicable Laws relating to the sharing of information, NYSE Euronext and Deutsche Börse shall have the right to review in advance, and to the extent practicable, each will consult the other on any filing made with, or written materials submitted to, any third party and/or any Governmental Entity and Self-Regulatory Organization (if applicable), in connection with the Merger and the Offer and the other transactions contemplated by this Agreement (including the Offer Documents). NYSE Euronext and Deutsche Börse shall provide the other party with the opportunity to participate in any material meeting with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby. NYSE Euronext and Deutsche Börse shall keep each other apprised of all material discussions with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby.

(d) *Furnishing of Information*. NYSE Euronext and Deutsche Börse each shall, upon request by the other and subject to applicable Laws relating to the sharing of information, furnish the other with all information concerning itself, its Subsidiaries, affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Offer Documents or any other statement, filing, notice or application made by or on behalf of Holdco, NYSE Euronext, Deutsche Börse or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the completion of the Offer and the other transactions contemplated by this Agreement.

(e) *Status Updates and Notice*. Subject to applicable Law and the instructions of any Governmental Entity or any Self-Regulatory Organization (if applicable), NYSE Euronext and Deutsche Börse each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by NYSE Euronext or Deutsche Börse, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity and Self-Regulatory Organization (if applicable), with respect to such

transactions. NYSE Euronext and Deutsche Börse each shall give prompt notice to the other of any change that is reasonably expected to have a Material Adverse Effect on NYSE Euronext or a Material Adverse Effect on Deutsche Börse, respectively, or to result in a Substantial Detriment to NYSE Euronext or Deutsche Börse.

Section 7.5. *Access*. Subject to applicable Law relating to the sharing of information, upon reasonable notice, and except as may otherwise be required by applicable Law, NYSE Euronext and Deutsche Börse each shall (and shall cause its Subsidiaries to) afford the other's officers, employees, counsel, accountants, consultants and other authorized representatives ("*Representatives*") reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested; *provided* that no investigation pursuant to this Section 7.5 shall affect or be deemed to modify any representation or warranty made by NYSE Euronext or Deutsche Börse; *provided*, *further*, that the foregoing shall not require NYSE Euronext or Deutsche Börse (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of NYSE Euronext or Deutsche Börse, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if NYSE Euronext or Deutsche Börse, as the case may be, shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any privileged information of NYSE Euronext or Deutsche Börse, as the case may be, or any of its Subsidiaries, (iii) in the case of NYSE Euronext, (x) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by NYSE Euronext or any of its Subsidiaries or any other regulatory activities conducted by NYSE Euronext or any of its Subsidiaries that the Chief Executive Officer of NYSE Euronext Regulation, Inc. determines, in his or her sole discretion, is confidential and inappropriate to disclose to Deutsche Börse, or (y) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by NYSE Euronext Stock Exchange LLC or NYSE Euronext Arca, Inc. or any other regulatory activities that the Chief Executive Officer of NYSE Euronext Regulation, Inc. determines, in his or her sole discretion, is confidential and inappropriate to disclose to Deutsche Börse. (iv) in the case of Deutsche Börse, (x) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries or any other regulatory activities conducted by Frankfurt Stock Exchange or any entity which is a Self-Regulatory Organization and the direct or indirect shareholder of which is Deutsche Börse (together the "*Self-Regulated Deutsche Börse Entities*"), if the competent body of the relevant Self-Regulated Deutsche Börse Entity determines, in his or her sole discretion, that such information is confidential and inappropriate to disclose to NYSE Euronext, or (y) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by the BaFin or the Hessian Ministry for the Economy (*Hessisches Ministerium für Wirtschaft*) or any other competent public regulatory body relating to Frankfurt Stock Exchange or any entity the direct or indirect shareholder of which is Deutsche Börse, if the competent body of the relevant entity determines, in his or her sole discretion, that such information is confidential and inappropriate to disclose to NYSE Euronext. All requests for information made pursuant to this Section 7.5 shall be directed to an executive officer of NYSE Euronext or Deutsche Börse, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to the General Counsel of such party. All such information shall be governed by the terms of the Confidentiality Agreement.

Section 7.6. *Exchange Listing*. NYSE Euronext and Deutsche Börse shall use their respective reasonable best efforts to cause the Holdco Shares to be issued in the Offer and the Merger pursuant to this Agreement and the Holdco Shares to be reserved for issuance upon exercise of the Holdco Stock Options to be approved for listing on the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris, subject to official notice of issuance, prior to the Closing Date.

Section 7.7. *Publicity*. The initial press release regarding this Agreement and the Offer and the Merger shall be a joint press release, and NYSE Euronext and Deutsche Börse shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have

not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the transactions contemplated by this Agreement and shall not issue any such press release or public statement prior to such consultation. In addition to the foregoing, except to the extent disclosed in or consistent with the Offer Documents, neither NYSE Euronext nor Deutsche Börse shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party's business, financial condition or results of operations, to the extent not previously disclosed, without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

Section 7.8. *Certain Tax Matters*. Neither Holdco, Deutsche Börse, NYSE Euronext nor Merger Sub shall take any action or knowingly fail to take any action, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, (i) the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code and/or the Merger and the Offer, taken together, from qualifying as an exchange within the meaning of Section 351(a) of the Code, (ii) the Offer and/or the Merger and the Offer, taken together, from qualifying as a transaction described in Section 351(a) of the Code, or (iii) the receipt by NYSE Euronext or Deutsche Börse of the IRS private letter ruling or rulings contemplated by paragraph II.(b) and paragraph III.(b) of *Annex II*.

Section 7.9. *Expenses*. Subject to Sections 7.2 and 9.5, whether or not the Offer or the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses; *provided* that (i) the registration and filing fees and the printing and mailing costs of the F-4 Prospectuses, Registration Statement, the Offer Documents and the Admission Prospectuses and the tombstone advertisement for the Offer, (ii) any required filing fees with any Governmental Entity or Self-Regulatory Organization in connection with the transactions contemplated by this Agreement, in each of cases (i) and (ii), shall be shared equally by NYSE Euronext and Deutsche Börse unless prohibited by applicable Law. In case of a termination of this Agreement by either party, any Expenses incurred by Holdco and/or its affiliates, shall be borne equally by NYSE Euronext and Deutsche Börse as joint and several debtors and Holdco and/or its affiliates shall be indemnified by NYSE Euronext and Deutsche Börse; *provided* that NYSE Euronext and Deutsche Börse shall not be obligated to make such indemnification if any designee of Deutsche Börse or NYSE Euronext, respectively, to the board or management of Holdco and/or its affiliates shall have caused Holdco to have breached its obligations under this Agreement. As used in this Agreement, "*Expenses*" includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Offer Documents and the solicitation of stockholder approvals and tenders and all other matters related to the transactions contemplated hereby and thereby, including in the case of Holdco any Expenses incurred by it and/or its affiliates in connection with the incorporation and financing of Holdco prior to the signing hereof.

Section 7.10. *Indemnification; Directors' and Officers' Insurance*.

(a) From and after the Effective Time, Holdco shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of NYSE Euronext and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by NYSE Euronext pursuant to the NYSE Euronext Organizational Documents, NYSE Euronext Subsidiary Organizational Documents and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of NYSE Euronext and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in Holdco's (or any successor's) certificate of incorporation and

bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and constitution of NYSE Euronext and (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by NYSE Euronext (provided that Holdco (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; *provided*, *however*, that in no event shall Holdco be required to expend in any one year an amount in excess of 250% of the annual premiums (such 250% amount, the "*Maximum NYSE Euronext Insurance Amount*") currently paid by NYSE Euronext for such insurance; and, *provided*, *further*, that if the annual premiums of such insurance coverage exceed such amount, Holdco shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Holdco may, in lieu of maintaining the insurance described in clause (iii) of this Section 7.10(a), purchase a six-year "tail" prepaid policy on terms and conditions no less advantageous to the insured than the current directors' and officers' liability insurance and fiduciary liability insurance maintained by NYSE Euronext; *provided* that the amount paid by Holdco shall not exceed six times the Maximum NYSE Euronext Insurance Amount. The obligations of Holdco under this Section 7.10(a) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.10(a) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 7.10(a) applies shall be third-party beneficiaries of this Section 7.10(a)).

(b) From and after the Effective Time, Holdco shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Deutsche Börse and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Deutsche Börse pursuant to the Deutsche Börse Organizational Documents, Deutsche Börse Subsidiary Organizational Documents and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Deutsche Börse and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in Holdco's (or any successor's) certificate of incorporation and bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and bylaws of Deutsche Börse and (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by Deutsche Börse (provided that Holdco (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; *provided*, *however*, that in no event shall Holdco be required to expend in any one year an amount in excess of 250% of the annual premiums (such 250% amount, the "*Maximum Deutsche Börse Insurance Amount*") currently paid by Deutsche Börse for such insurance (which annual premiums are set forth in Section 7.10(b) of the Deutsche Börse Disclosure Letter); and, *provided*, *further*, that if the annual premiums of such insurance coverage exceed such amount, Holdco shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Holdco may, in lieu of maintaining the insurance described in clause (iii) of Section 7.10(b), purchase a six-year "tail" prepaid policy on terms and conditions no less advantageous to the insured than the current directors' and officers' liability insurance and fiduciary liability insurance maintained by Deutsche Börse; *provided* that the amount paid by Holdco shall not exceed six times the Maximum Deutsche Börse Insurance Amount. The obligations of Holdco under this Section 7.10(b) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.10(b)

applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 7.10(b) applies shall be third party beneficiaries of this Section 7.10(b)).

Section 7.11. *Other Actions by NYSE Euronext and Deutsche Börse*.

(a) *Section 16 Matters*. Prior to the Effective Time, NYSE Euronext and Deutsche Börse shall take all such steps as may be required to cause any dispositions of NYSE Euronext Shares (including derivative securities with respect to NYSE Euronext Shares) or acquisitions of Holdco Shares (including derivative securities with respect to Holdco Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to NYSE Euronext to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(b) *Advice of Changes*. Until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, (i) NYSE Euronext shall promptly advise Deutsche Börse of any change or event that it believes would or would reasonably be likely to cause or constitute a Material Adverse Effect on NYSE Euronext; and (ii) Deutsche Börse shall promptly advise NYSE Euronext of any change or event that it believes would or would reasonably be likely to cause or constitute a Material Adverse Effect on Deutsche Börse; *provided* that failure to so promptly advise shall itself not constitute a material breach or failure of a condition unless the underlying change or event shall also constitute a material breach or failure.

(c) *Agreement to Tender.* Deutsche Börse agrees that as promptly as practicable after the commencement of the Offer, and in any event no later than 10 business days following the recommendation of the Offer by either of the Deutsche Börse Boards, it shall tender into the Offer all of the Deutsche Börse Treasury Shares (and any Deutsche Börse Shares acquired after the date hereof) in accordance with the terms of the Tender Offer Prospectus, free and clear of all liens and encumbrances. Deutsche Börse agrees that once the Deutsche Börse Treasury Shares are tendered into the Offer, it shall not withdraw the tender of such Deutsche Börse Treasury Shares unless the Offer shall have been terminated or shall have expired, in each case, in accordance with the terms of the Tender Offer Prospectus or in the case of a Change in Recommendation.

Section 7.12. *Holdco Capital Increase*. Prior to the Effective Time, Holdco shall take or cause to be taken all such steps as may be required for Holdco to issue the Holdco Shares, Holdco Stock Options (and Holdco Shares underlying such options) and the Holdco Stock-Based Awards (and Holdco Shares underlying such awards) in respect of the Merger and the Offer (the "*Holdco Capital Increase*"), including the due preparation the of (i) shareholders resolutions, (ii) instruments of issuance and (iii) descriptions of contribution and receipt of accountants' statements pursuant to section 2:94b of the Dutch Civil Code confirming the valuation of the in-kind capital raise.

Section 7.13. *Employee Matters*

(a) For the one-year period beginning on the Effective Time (the "*Benefit Continuation Period*"), Holdco shall provide or cause to be provided to each individual who is employed as of the Effective Time by NYSE Euronext and its Subsidiaries or by Deutsche Börse and its Subsidiaries and who remains employed by NYSE Euronext and its Subsidiaries or by Deutsche Börse and its Subsidiaries (such employees collectively, the "*Affected Employees*") (i) base salary in an amount no less than the base salary provided to the Affected Employee immediately prior to the Effective Time, (ii) an annual bonus opportunity that is no less favorable than the annual bonus opportunity provided to the Affected Employee immediately prior to the Effective Time, and (iii) other compensation opportunities and employee benefits that are no less favorable in the aggregate than those provided to the Affected Employee immediately prior to the Effective Time. Without limiting the generality of the foregoing, during the Benefit Continuation Period, (x) Holdco shall provide to each Affected Employee who suffers a termination of employment by Holdco and its Subsidiaries severance benefits in amounts and on terms and conditions no less favorable in the aggregate to such Affected Employee than such Affected Employee would have received under the severance plans, programs, policies and arrangements applicable to such Affected Employee as of the date hereof, and (y) defined contribution retirement plan benefits provided to Affected Employees no less favorable to Affected Employees than such benefits on the date hereof.

Notwithstanding the foregoing, the provisions of this Section 7.13(a) shall not apply with respect to Affected Employees whose employment is governed by a collective bargaining or similar agreement.

(b) Prior to the end of the Benefit Continuation Period, Holdco shall review, evaluate and analyze NYSE Euronext Benefit Plans and Deutsche Börse Benefit Plans with a view towards developing appropriate new Benefit Plans for Affected Employees. It is the intention of Deutsche Börse and NYSE Euronext, to the extent permitted by applicable Laws, to develop new Benefit Plans, as soon as reasonably practicable after the Effective Time, which, among other things, (A) treat similarly situated Affected Employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications, and abilities, and (B) do not discriminate between Affected Employees who were covered by NYSE Euronext Benefit Plans, on the one hand, and those covered by Deutsche Börse Benefit Plans, on the other, at the Effective Time.

(c) With respect to any Benefit Plans in which any Affected Employees first become eligible to participate on or after the Effective Time, and in which such Affected Employees did not participate prior to the Effective Time (the "*New Plans*"), Holdco shall, or shall cause its Subsidiaries (subject to applicable Law and applicable tax qualification requirements) to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees and their eligible dependents under any New Plans in which such Affected Employees may be eligible to participate after the Effective Time, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous NYSE Euronext Benefit Plan or Deutsche Börse Benefit Plan, as the case may be; (ii) provide each Affected Employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time under an NYSE Euronext Benefit Plan or Deutsche Börse Benefit Plan (to the same extent that such credit was given under the analogous NYSE Euronext Benefit Plan or Deutsche Börse Benefit Plan, as applicable, prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans in which such Affected Employee may be eligible to participate after the Effective Time for the same plan year; and (iii) recognize all service of the Affected Employees with NYSE Euronext and Deutsche Börse and their respective affiliates for all purposes (including, purposes of eligibility to participate, vesting credit, entitlement to benefits) in any New Plan in which such employees may be eligible to participate after the Effective Time, including any severance plan, to the extent such service is taken into account under the applicable New Plan (to the extent recognized under the corresponding NYSE Euronext Benefit Plan or Deutsche Börse Benefit Plan); provided that the foregoing shall not apply for purposes of benefit accrual under final average pay defined benefit plans or to the extent it would result in duplication of benefits.

(d) Subject to Section 7.13(a), no provision of this Section 7.13 shall be construed as a limitation on the right of Holdco and its Subsidiaries to amend or terminate any specific NYSE Euronext Benefit Plan or Deutsche Börse Benefit Plan that NYSE Euronext or Deutsche Börse would otherwise have under the terms of such NYSE Euronext Benefit Plan or Deutsche Börse Benefit Plan, or shall any provision of this Section 7.13 be construed to require the continuation of the employment of any particular Affected Employee. The provisions of this Section 7.13 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee or independent contractor or any other person shall be a third-party beneficiary of this Section 7.13 of this Agreement, and nothing herein shall be construed as an amendment to any Deutsche Börse Benefit Plan, NYSE Euronext Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

(e) NYSE Euronext and Deutsche Börse shall consult with each other in a good faith and in a reasonably timely manner in advance of any material communications with Affected Employees regarding the impact of the transactions contemplated under this Agreement on the NYSE Euronext Benefit Plans, Deutsche Börse Benefit Plans or the New Plans, as the case may be.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1. *Condition to NYSE Euronext's Obligation to Effect the Merger*. The obligation of NYSE Euronext to consummate the Merger is subject to the prior occurrence of the Acceptance Time.

ARTICLE IX

TERMINATION

Section 9.1. *Termination by Mutual Consent*. This Agreement may be terminated by mutual written consent of NYSE Euronext and Deutsche Börse at any time prior to the Effective Time.

Section 9.2. *Termination by Either NYSE Euronext or Deutsche Börse*. This Agreement may be terminated by either NYSE Euronext or Deutsche Börse at any time prior to the Effective Time:

(a) if the Effective Time shall not have occurred by December 31, 2011 (such date, as it may be extended under the proviso below, the "*Termination Date*"), whether such date is before or after the date of the receipt of the NYSE Euronext Requisite Vote; *provided*, *however*, that each of NYSE Euronext and Deutsche Börse shall have the right, in its sole discretion, to extend the Termination Date to March 31, 2012, if the only conditions set forth in *Annex II* that have not been satisfied (other than those conditions that NYSE Euronext and Deutsche Börse have mutually agreed to waive, if and to the extent that such waiver is permitted by applicable Law) are the conditions set forth in paragraphs I.(b), I.(c), I.(e), I.(f) and/or I.(g) of *Annex II*; *provided*, *further*, that neither (x) the right to extend the Termination Date nor (y) the right to terminate this Agreement pursuant to this clause 9.2(a) may be exercised by any party whose failure or whose Subsidiary's failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of any such closing condition to be satisfied on or before the Termination Date;

(b) if the NYSE Euronext Requisite Vote shall not have been obtained after a vote of the NYSE Euronext stockholders has been taken and completed at the NYSE Euronext Stockholders Meeting or at any adjournment or postponement thereof;

(c) if the acceptance period for the Offer shall have expired in accordance with the terms of this Agreement, and the Minimum Condition shall have been neither satisfied nor waived; or

(d) if any Governmental Entity or Self-Regulatory Organization (if applicable), which must grant a regulatory approval required under paragraph I.(c) or I.(g) of Annex II, has denied such grant in writing and such denial has become final, binding and non-appealable, or any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Offer or the Merger shall become final and non-appealable; *provided* that the party seeking to terminate this Agreement pursuant to this Section 9.2(d) shall have used its reasonable best efforts to (x) prevent the denial of such grant and/or (y) prevent the entry of and to remove such Order, as applicable.

Section 9.3. *Termination by NYSE Euronext*. This Agreement may be terminated by NYSE Euronext at any time prior to the Effective Time:

(a) if either Deutsche Börse Board shall have effected a Change in Deutsche Börse Recommendation;

(b) if (i) any representation or warranty of Deutsche Börse set forth in Sections 6.2(b) (Capitalization) or 6.2(c) (Corporate Authority) of this Agreement shall fail to be accurate in all material respects as of the date of this Agreement or as of any subsequent date as if made as of such subsequent date (unless such

representation or warranty expressly speaks as of an earlier date, in which case as of such earlier date) or (ii) any of the other representations or warranties of Deutsche Börse set forth in the Agreement (reading such representations and warranties without regard to any materiality or Material Adverse Effect qualifications contained therein) shall fail to be accurate in all material respects as of the date of this Agreement or as of any subsequent date as if made as of such subsequent date (unless such representation or warranty expressly speaks as of an earlier date, in which case as of such earlier date), except, in the case of this clause (ii), where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Deutsche Börse; *provided* that, in each of the cases set forth in clauses (i) and (ii), NYSE Euronext shall have the right to terminate this Agreement pursuant thereto only if failure to be true (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the business day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by NYSE Euronext to Deutsche Börse; or

(c) if Deutsche Börse shall have failed to perform in any material respect any of its covenants or agreements contained in this Agreement required to be performed by Deutsche Börse, and such breach (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the business day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by NYSE Euronext to Deutsche Börse.

Section 9.4. *Termination by Deutsche Börse*. This Agreement may be terminated by Deutsche Börse at any time prior to the Effective Time:

(a) if the Board of Directors of NYSE Euronext shall have effected a Change in NYSE Euronext Recommendation;

(b) if (i) any representation or warranty of NYSE Euronext set forth in Sections 6.1(b) (Capitalization) or 6.1(c) (Corporate Authority) of this Agreement shall fail to be accurate in all material respects as of the date of this Agreement or as of any subsequent date as if made as of such subsequent date (unless such representation or warranty expressly speaks as of an earlier date, in which case as of such earlier date) or (ii) any of the other representations or warranties of NYSE Euronext set forth in the Agreement (reading such representations and warranties without regard to any materiality or Material Adverse Effect qualifications contained therein) shall fail to be accurate in all material respects as of the date of this Agreement or as of any subsequent date as if made as of such subsequent date (unless such representation or warranty expressly speaks as of an earlier date, in which case as of such earlier date), except, in the case of this clause (ii), where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on NYSE Euronext; *provided* that, in each of the cases set forth in clauses (i) and (ii), Deutsche Börse shall have the right to terminate this Agreement pursuant thereto only if failure to be true (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the business day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by Deutsche Börse to NYSE Euronext; or

(c) if NYSE Euronext shall have failed to perform in any material respect any of its covenants or agreements contained in this Agreement required to be performed by NYSE Euronext, and such breach (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the business day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by Deutsche Börse to NYSE Euronext.

Section 9.5. *Effect of Termination and Abandonment*.

(a) *Effect of Termination and Abandonment*. In the event of termination of this Agreement pursuant to this Article IX, this Agreement (other than as set forth in this Section 9.5 and Section 10.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers,

employees, agents, legal and financial advisors or other representatives); *provided*, *however*, that, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any fraud or willful and material breach of this Agreement; *provided*, *further*, that the parties shall cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Entity or Self-Regulatory Organization (if applicable) in connection with the transactions contemplated by this Agreement. For purposes of this Agreement, "*willful and material breach*" shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

(b) *Termination Fee Payable by NYSE Euronext*

(i) In the event that (A) an Acquisition Proposal for NYSE Euronext shall have been publicly announced or made publicly known or otherwise communicated or made known to management or the Board of Directors of NYSE Euronext (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) at any time after the date of this Agreement and prior to the date of the NYSE Euronext Stockholders Meeting and (B) this Agreement is terminated by Deutsche Börse pursuant to Section 9.4(a) or is terminated by either NYSE Euronext or Deutsche Börse pursuant to Section 9.2(b) (and, at the time of such termination pursuant to Section 9.2(b), Deutsche Börse had a right to terminate this Agreement pursuant to Section 9.4(a)), then NYSE Euronext shall, prior to such termination, pay or cause to be paid to Deutsche Börse an amount equal to €250,000,000 (the "*NYSE Euronext Termination Payment*") by wire transfer of same day funds.

(ii) In the event that (A) an Acquisition Proposal for NYSE Euronext shall have been publicly announced or made publicly known, (B) thereafter, this Agreement is terminated by NYSE Euronext or Deutsche Börse pursuant to Section 9.2(b), and (C) within 9 months of such termination pursuant to Section 9.2(b), NYSE Euronext or any of its Subsidiaries executes any Alternative Acquisition Agreement with respect to, or consummates, or approves or recommends to the NYSE Euronext stockholders to accept, any Acquisition Proposal for NYSE Euronext (it being understood that, for purposes of this clause (C), the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 7.2(a) except that each reference to "15% or more" in the definition of "Acquisition Proposal" and "Major Subsidiary" shall be deemed to be a reference to "40% or more"), then NYSE Euronext shall, prior to the completion of such acquisition or transaction (or, if earlier, the entry into such Contract), pay or cause to be paid to Deutsche Börse, by wire transfer of same day funds, the NYSE Euronext Termination Payment.

(c) *Termination Fee Payable by Deutsche Börse*

(i) In the event that (A) a proposal with respect to an Acquisition Proposal for Deutsche Börse shall have been publicly announced or made publicly known or otherwise communicated or made known to management or the Deutsche Börse Boards (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) at any time after the date of this Agreement and prior to the Expiration Time, and (B) this Agreement is terminated by NYSE Euronext pursuant to Section 9.3(a) or is terminated by either party pursuant to Section 9.2(c) (and, at the time of such termination pursuant to Section 9.2(c), NYSE Euronext had a right to terminate this Agreement pursuant to Section 9.3(a)), then Deutsche Börse shall, prior to such termination, pay or cause to be paid to NYSE Euronext an amount equal to €250,000,000 (the "*Deutsche Börse Termination Payment*") by wire transfer of same day funds.

(ii) In the event that (A) an Acquisition Proposal for Deutsche Börse shall have been publicly announced or made publicly known, (B) thereafter, this Agreement is terminated by NYSE Euronext or Deutsche Börse pursuant to Section 9.2(c), and (C) within 9 months of such termination pursuant to Section 9.2(c), Deutsche Börse or any of its Subsidiaries executes any Alternative Acquisition Agreement with respect to, or consummates, or approves or recommends to Deutsche Börse shareholders to accept, any

Acquisition Proposal for Deutsche Börse (it being understood that, for purposes of this clause (C), the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 7.2(a) except each that reference to "15% or more" in the definition of "Acquisition Proposal" and "Major Subsidiary" shall be deemed to be a reference to "40% or more"), then Deutsche Börse shall, prior to the completion of such acquisition or transaction (or, if earlier, the entry into such Contract), pay or cause to be paid to NYSE Euronext, by wire transfer of same day funds, the Deutsche Börse Termination Payment.

(d) *Interest*. Each of NYSE Euronext and Deutsche Börse acknowledges that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails to promptly pay or cause to be paid the amount due pursuant to this Section 9.5, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party for the payment set forth in this Section 9.5 or any portion of such payment, such party shall pay the other party its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the payment at the prime rate of Citibank, N.A., in effect on the date such payment was required to be paid, from the date on which such payment was required through the date of actual payment. In no event shall NYSE Euronext or Deutsche Börse be obligated pursuant to this Section 9.5 to pay more than one NYSE Euronext Termination Payment or Deutsche Börse Termination Payment, respectively.

ARTICLE X

MISCELLANEOUS AND GENERAL

Section 10.1. *Survival*. This Article X and the agreements of NYSE Euronext and Deutsche Börse contained in Section 7.6 (Exchange Listing) and Section 7.10 (Indemnification; Directors' and Officers' Insurance) shall survive the consummation of the Merger and the Offer. This Article X, the agreements of NYSE Euronext and Deutsche Börse contained in Section 7.9 (Expenses), Section 9.5 (Effect of Termination and Abandonment; Expense Reimbursement) and the Confidentiality Agreement shall survive the termination of this Agreement. No other representations, warranties, covenants and agreements in this Agreement shall survive the consummation of the Merger and the Offer or the termination of this Agreement.

Section 10.2. *Modification or Amendment*. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by a written instrument executed and delivered by all of the parties hereto, whether before or after approval of the matters presented in connection with the Offer and the Merger by NYSE Euronext stockholders; provided that, after any such approval, no amendment shall be made for which applicable Law or the rules of any relevant stock exchange requires further approval by such stockholders without such further approval.

Section 10.3. *Waiver of Conditions*.

(a) The conditions to each of the parties' obligations to consummate the Merger and the Offer are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

(b) NYSE Euronext shall waive the condition described in clause (i) of the first sentence of paragraph II.(b) of Annex II in the event NYSE Euronext shall have received an opinion of counsel, in form and substance reasonably satisfactory to NYSE Euronext, on the basis of representations and warranties set forth or referred to in such opinion, dated as of the date referred to in Section 10.3(d) hereof, to the effect that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and/or the Merger and the Offer, taken together, will qualify as an exchange within the meaning of Section 351(a) of the Code. NYSE Euronext shall waive the condition described in clause (ii) of the first sentence of paragraph II.(b) of Annex II in

the event NYSE Euronext shall have received an opinion of counsel, in form and substance reasonably satisfactory to NYSE Euronext, on the basis of representations and warranties set forth or referred to in such opinion, dated as of the date referred to in Section 10.3(d) hereof, to the effect that each transfer of NYSE Euronext stock to Holdco by a stockholder of NYSE Euronext (other than a stockholder that is a "five percent transferee shareholder" with respect to Holdco within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) pursuant to the Merger will not be subject to Section 367(a)(1) of the Code. In rendering such opinions, such counsel may require and shall be entitled to rely upon representations of NYSE Euronext, Deutsche Börse and Holdco.

(c) Deutsche Börse shall waive the condition described in paragraph III.(b) of Annex II in the event Deutsche Börse shall have received an opinion of counsel, in form and substance reasonably satisfactory to Deutsche Börse, on the basis of representations and warranties set forth or referred to in such opinion, dated as of the date referred to in Section 10.3(d) hereof, to the effect that the Offer will qualify as a transaction described in Section 351 of the Code and/or the Offer and the Merger, taken together, will qualify as transaction described in Section 351(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of NYSE Euronext, Deutsche Börse and Holdco.

(d) To the extent the conditions described in paragraph II.(b) and paragraph III.(b) of Annex II shall not have been satisfied or waived pursuant to Section 10.3(b) or Section 10.3(c), as applicable, on or prior to the fourth day prior to the date on which the Expiration Time is scheduled to occur (or such later date as permitted by the BaFin), the parties shall discuss in good faith whether such conditions shall be waived (it being agreed that there shall not be any obligation to waive any of such conditions pursuant to this paragraph (d)). Any waiver, in whole or in part, of the conditions described in paragraph II.(b) or paragraph III.(b) of Annex II shall be made no later than four days prior to the date on which the Expiration Time is scheduled to occur (or such later date as permitted by the BaFin).

(e) If either NYSE Euronext or Deutsche Börse requests a waiver of the condition described in paragraph I.(h) of Annex II, the timing of any such waiver shall be subject to mutual agreement of NYSE Euronext and Deutsche Börse; *provided* that, if no agreement is reached on the timing of any such waiver, and either NYSE Euronext or Deutsche Börse requests a waiver of such condition, then Holdco shall waive such condition at the latest time during the Offer permitted by applicable Law.

Section 10.4. *Counterparts*. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 10.5. *GOVERNING LAW AND VENUE*.

(a) EXCEPT FOR (i) PROVISIONS RELATING TO "MATERIAL ADVERSE EFFECT," AS DEFINED IN SECTION 6.1(a) OF THIS AGREEMENT, WHICH SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF, (ii) THE FIDUCIARY DUTIES OF THE NYSE EURONEXT BOARD OF DIRECTORS AND THE VALIDITY OF ANY CORPORATE ACTION ON THE PART OF NYSE EURONEXT AND MERGER SUB, WHICH SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF AND (iii) THE FIDUCIARY DUTIES OF THE DEUTSCHE BÖRSE BOARDS AND THE VALIDITY OF ANY CORPORATE ACTION ON THE PART OF DEUTSCHE BÖRSE, WHICH SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF GERMANY WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE NETHERLANDS WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

(b) The parties hereby irrevocably submit to the exclusive jurisdiction of the District Court (*Rechtbank*) of Amsterdam, the Netherlands in first instance, subject to appeal to the appropriate Court of Appeal and the Dutch Supreme Court, if applicable (the "*Dutch Courts*") in respect of any claim, dispute or controversy relating to or arising out of the negotiation, interpretation or enforcement of this Agreement or any of the documents referred to in this Agreement or the transactions contemplated hereby or thereby (any such claim being a "*Covered Claim*"). Notwithstanding the foregoing, nothing in this Agreement shall limit the right of NYSE Euronext, Deutsche Börse, Holdco or any of their respective Subsidiaries or affiliates to commence or prosecute any legal action against another party or any of its Subsidiaries or affiliates in any court of competent jurisdiction in the United States, France, Germany, or elsewhere to enforce the judgments and orders of the Dutch Courts.

(c) NYSE Euronext hereby irrevocably designates Euronext N.V. (in such capacity, the "*NYSE Euronext Process Agent*"), with an office at Beursplein 5, 1012 JW Amsterdam, the Netherlands, as its designee, appointee and agent to receive, for and on its behalf service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or any other agreement executed in connection with this Agreement, and such service shall be deemed complete upon delivery thereof to the NYSE Euronext Process Agent; *provided* that, in the case of any such service upon the NYSE Euronext Process Agent, the party effecting such service shall also deliver a copy thereof to NYSE Euronext. NYSE Euronext shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that NYSE Euronext will at all times have an agent for service of process for the above purposes in the Netherlands. In the event of the transfer of all or substantially all of the assets and business of the NYSE Euronext Process Agent to any other person or entity by consolidation, merger, sale of assets or otherwise, such other person or entity shall be substituted hereunder for the NYSE Euronext Process Agent with the same effect as if named herein in place of such NYSE Euronext Process Agent. NYSE Euronext further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered airmail, postage prepaid, to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail. Nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law. NYSE Euronext expressly acknowledges that the foregoing waiver is intended to be irrevocable under the laws of the Netherlands.

(d) Deutsche Börse hereby irrevocably designates Deutsche International Trust Company N.V. (in such capacity the "*Deutsche Börse Process Agent*"), with an office at Herengracht 450, 1017 CA Amsterdam, the Netherlands, as its designee, appointee and agent to receive, for and on its behalf service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or any other agreement executed in connection with this Agreement, and such service shall be deemed complete upon delivery thereof to the Deutsche Börse Process Agent; *provided* that, in the case of any such service upon the Deutsche Börse Process Agent, the party effecting such service shall also deliver a copy thereof to Deutsche Börse. Deutsche Börse shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that Deutsche Börse will at all times have an agent for service of process for the above purposes in the Netherlands. In the event of the transfer of all or substantially all of the assets and business of the Deutsche Börse Process Agent to any other person or entity by consolidation, merger, sale of assets or otherwise, such other person or entity shall be substituted hereunder for the Deutsche Börse Process Agent with the same effect as if named herein in place of such Deutsche Börse Process Agent. Deutsche Börse further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered airmail, postage prepaid, to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail. Nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law. Deutsche Börse expressly acknowledges that the foregoing waiver is intended to be irrevocable under the laws of the Netherlands.

Section 10.6. *Disclosure Letters*. Any disclosure contained in the NYSE Euronext Disclosure Letter or the Deutsche Börse Disclosure Letter shall apply to any other section or subsection of the NYSE Euronext Disclosure Letter or Deutsche Börse Disclosure Letter, respectively, where the applicability of such disclosure is reasonably apparent. The mere inclusion of any item in the NYSE Euronext Disclosure Letter as an exception to a representation or warranty of NYSE Euronext or the Deutsche Börse Disclosure Letter as an exception to a representation or warranty of Deutsche Börse in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on NYSE Euronext or Deutsche Börse, as applicable, or trigger any other materiality qualification.

Section 10.7. *Notices*. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by prepaid overnight courier (providing written proof of delivery), or by confirmed facsimile transmission or electronic mail, addressed as follows:

(a)   If to NYSE Euronext, to:

NYSE Euronext
11 Wall Street
New York, New York 10005
United States of America
Attention:John K. Halvey
           General Counsel and Group Executive Vice President
Tel: +1 (212) 656-3000
Fax: +1 (212) 656-5848
Email: *jhalvey@nyx.com*

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
United States of America
Tel: +1 (212) 403-1000
Fax: +1 (212) 403-2000
Attention: David C. Karp
           David K. Lam
Email: *dckarp@wlrk.com*
       dklam@wlrk.com

(b)   If to Deutsche Börse, to:

Deutsche Börse AG
Mergenthalerallee 61
65760 Eschborn
Germany
Attention: Roger Müller
         Managing Director and General Counsel
Tel: +49 (0) 69 2 11 0
Fax: +49 (0) 69 2 11 13 801
Email: *roger.mueller@deutsche-boerse.com*

with a copy (which shall not constitute notice) to:

Linklaters LLP
Königsallee 49-51
40212 Düsseldorf
Germany
Tel: +49-211 22 977 0
Fax: +49-211 22 977 435
Attention: Ralph Wollburg
         Nikolaos Paschos
Email: *ralph.wollburg@linklaters.com*
       nikolaos.paschos@linklaters.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 10.8. *Entire Agreement*. This Agreement (including any exhibits hereto), the NYSE Euronext Disclosure Letter, the Deutsche Börse Disclosure Letter and the Confidentiality Agreement, dated September 22, 2008, between NYSE Euronext and Deutsche Börse (the "*Confidentiality Agreement*") constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

Section 10.9. *No Third-Party Beneficiaries*. Except as provided in Section 7.10 (Indemnification; Directors' and Officers' Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder. The parties hereto further agree that the rights of third-party beneficiaries under Section 7.10 shall not arise unless and until the Effective Time occurs.

Section 10.10. *Obligations of Deutsche Börse and of NYSE Euronext*. Whenever this Agreement requires a Subsidiary of Holdco, NYSE Euronext or Deutsche Börse to take any action, such requirement shall be deemed to include an undertaking on the part of Holdco, NYSE Euronext or Deutsche Börse, as appropriate, to cause such Subsidiary to take such action.

Section 10.11. *Transfer Taxes*. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Offer or the Merger shall be paid by the party upon which such Taxes are imposed; *provided* that any transfer taxes with respect to interests in real property owned, directly or indirectly, by NYSE Euronext, Deutsche Börse or any of their respective subsidiaries shall be borne by Holdco and expressly shall not be a liability of the stockholders of NYSE Euronext or Deutsche Börse.

Section 10.12. *Definitions*. Each of the terms set forth in *Annex I* is defined on the page of this Agreement set forth opposite such term.

Section 10.13. *Severability*. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.14. *Interpretation; Construction*.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Schedule or Exhibit, such reference shall be to a Section of, Schedule to or Exhibit to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The term "knowledge of NYSE Euronext" shall be deemed to mean the actual knowledge of the individuals set forth on *Schedule II*. The term "knowledge of Deutsche Börse" shall be deemed to mean the actual knowledge of the individuals set forth on *Schedule III*.

(b) For purposes of the representations and warranties set forth in Article VI, the covenants set forth in Section 7.1 and any Offer Condition, all references to Euros (€) shall be deemed to include U.S. dollars ($) on the basis of an exchange rate of 1.35 Euros (€) to 1 U.S. dollar ($), and vice versa.

(c) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.15. *Assignment*. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any of the parties hereto without the prior written consent of the other party. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

NYSE EURONEXT

By: /s/ Duncan Niederauer
    Name: Duncan Niederauer
    Title: Chief Executive Officer

DEUTSCHE BÖRSE AG

By: /s/ Reto Francioni
    Name: Dr. Reto Francioni
    Title: Chief Executive Officer

By: /s/ Gregor Pottmeyer
    Name: Gregor Pottmeyer
    Title: Chief Financial Officer

ALPHA BETA NETHERLANDS HOLDING N.V.

By: /s/ Stephane Biehler
    Name: Stephane Biehler
    Title: Managing Director

By: /s/ Marcus Thompson
    Name: Marcus Thompson
    Title: Managing Director

POMME MERGER CORPORATION

By: /s/ Stephane Biehler
    Name: Stephane Biehler
    Title: Vice-President

By: /s/ Marcus Thompson
    Name: Marcus Thompson
    Title: Vice-President

[Signature Page to Business Combination Agreement]

ANNEX I:
Defined Terms

ANNEX II:
Conditions to the Completion of the Offer

Notwithstanding any other provisions of the Offer or this Agreement, and in addition to (and not in limitation of) Holdco's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Agreement and to applicable Laws, including for the avoidance of doubt Rule 14e-1(c) under the Exchange Act (relating to Holdco's obligation to pay for or return tendered Deutsche Börse Shares promptly after termination or withdrawal of the Offer)), Holdco shall not be required to accept for payment or pay for, and may delay the acceptance for payment of or the payment for, any validly tendered Deutsche Börse Shares unless each of the following conditions shall be satisfied (or waived as set forth below).

I. *Mutual Conditions*. Conditions which may be waived by both NYSE Euronext and Deutsche Börse, acting together (or, in the case of paragraph (h), may be waived by either NYSE Euronext and Deutsche Börse), in each case, if and to the extent that such waiver is permitted by the Takeover Act:

(a) *Minimum Condition*. Prior to the Expiration Time (or, if the parties agree, such later date as permitted by the BaFin), the Minimum Condition shall have been satisfied.

(b) *Competition Approvals.* Any waiting period (and any extension thereof) applicable to the Offer and the Merger under the Competition Approvals shall have expired or been terminated.

(c) *Registration Statement.* Prior to the Expiration Time, the Registration Statement shall have become effective under the Securities Act and, prior to the Acceptance Time, shall not be the subject of any stop order or proceeding seeking a stop order.

(d) *NYSE Euronext Requisite Vote*. Prior to the Expiration Time, the NYSE Euronext Requisite Vote shall have been obtained at the NYSE Euronext Stockholders Meeting.

(e) *Exchange Listing*. The Holdco Shares to be issued in the Offer and the Merger and such other Holdco Shares to be reserved for issuance in connection with the Offer and the Merger pursuant to this Agreement shall have been authorized for listing on the New York Stock Exchange, the Frankfurt Stock Exchange and Euronext Paris, upon official notice of issuance.

(f) *Governmental Proceeding.* There shall not be pending any suit, action or proceeding by any Governmental Entity (i) challenging the acquisition by Holdco of any of the Deutsche Börse Shares or the NYSE Euronext Shares, seeking to restrain or prohibit the consummation of the Offer or the Merger, or seeking to place limitations on the ownership of the Deutsche Börse Shares or shares of common stock of the Surviving Corporation by Holdco or seeking to obtain from Deutsche Börse, NYSE Euronext or Holdco any damages that are material in relation to Deutsche Börse or to NYSE Euronext, (ii) seeking to prohibit or materially limit the ownership or operation by Deutsche Börse or any of its Subsidiaries, or by NYSE Euronext or any of its Subsidiaries, of any material portion of any business or of any assets of Deutsche Börse, NYSE Euronext or any of their respective Subsidiaries, or to compel Deutsche Börse, NYSE Euronext or any of their respective Subsidiaries to divest or hold separate any material portion of any business or of any assets of Deutsche Börse, NYSE Euronext or any of their respective Subsidiaries, as a result of the Offer or the Merger or (iii) seeking to prohibit Holdco or any of its Subsidiaries from effectively controlling in any material respect the business or operations of Deutsche Börse or its Subsidiaries or NYSE Euronext or its Subsidiaries except to the extent that NYSE Euronext is currently limited in its control of its "Regulated Subsidiaries" (as defined in the NYSE Euronext Organizational Documents).

(g) *Other Approvals.* (i) The SEC shall have approved the applications under Rule 19b-4 of the Exchange Act submitted by NYSE Euronext and/or its applicable Subsidiaries and by Deutsche Börse and/or its applicable Subsidiaries in connection with the transactions contemplated by the Agreement; (ii) the Dutch Minister of Finance shall have issued a declaration of no objection to Holdco, (iii) the Dutch Minister of Finance or the AFM, as applicable, shall have confirmed, reissued, renewed or amended the existing

declarations of no objection issued to NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. pursuant to Sections 5:32d or 3:95(1)(c) of the Dutch Financial Supervision Act, in each case allowing the relevant entity to acquire or hold, indirectly or directly, as the case may be, the shares of Euronext Amsterdam N.V.; (iv) the Dutch Minister of Finance and the AFM shall have reviewed and approved the proposed transaction pursuant to, and confirmed, reissued, renewed or amended, the existing exchange license granted to Euronext Amsterdam N.V. as well as NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. pursuant to Sections 5:26 and 2:96 of the Dutch Financial Supervision Act; (v) the College of Regulators and, to the extent required, any other Regulatory Authority shall have granted the requisite non-objection to the Offer, the Merger and the other transactions contemplated by this Agreement; (vi) to the extent required, CFIUS shall have granted approval under the Exon-Florio Amendment; and (vii) there shall have been obtained or made all other consents, approvals and actions of, filings with and notices to any Governmental Entity required of NYSE Euronext, Deutsche Börse or any of their Subsidiaries to consummate the Offer and the Merger, the issuance of Holdco Shares in the Offer and the Merger and the other transactions contemplated by the Agreement (including any necessary amendments to existing exchange licenses and recognitions), the failure of which to be obtained, made or taken, individually or in the aggregate, would reasonably be expected to have a Substantial Detriment to Holdco, NYSE Euronext and Deutsche Börse, and such consents, approvals and actions shall have been obtained on terms that, individually or in the aggregate, would not reasonably be expected to have a Substantial Detriment to Holdco, NYSE Euronext and Deutsche Börse and their respective Subsidiaries.

(h) *Material Adverse Market Change.* Prior to the Expiration Time, there shall not have occurred a suspension of the currency trading or debt markets in (a) Frankfurt am Main, Federal Republic of Germany and London, England, or (b) New York, New York, U.S.A. for more than two trading days.

II. *Conditions Waivable by NYSE Euronext*. Conditions which may be waived solely by NYSE Euronext:

(a) *No Offer Material Adverse Effect on Deutsche Börse.* Prior to the Expiration Time, there shall not have been an Offer Material Adverse Effect on Deutsche Börse.

(b) *IRS Ruling or Rulings*. NYSE Euronext shall have received one or more private letter rulings from the IRS substantially to the effect that (i) the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and/or the Merger and the Offer, taken together, will qualify as an exchange within the meaning of Section 351(a) of the Code, and (ii) (A) the transfer of NYSE Euronext Shares by U.S. persons for shares of Holdco will qualify for an exception to Section 367(a)(1) of the Code under Treasury Regulation Sections 1.367(a)-3(c)(1) and 1.367(a)-3(c)(9), and (B) any U.S. person transferring NYSE Euronext Shares who is a "5% transferee shareholder" (within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) will qualify for the exception to Section 367(a)(1) of the Code only upon entering a five-year gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8.

III. *Conditions Waivable by Deutsche Börse*. Conditions which may be waived solely by Deutsche Börse:

(a) *No Offer Material Adverse Effect on NYSE Euronext.* Prior to the Expiration Time, there shall not have been an Offer Material Adverse Effect on NYSE Euronext.

(b) *IRS Ruling or Rulings*. Deutsche Börse shall have received a private letter ruling from the IRS substantially to the effect that the Offer will qualify as a transaction described in Section 351 of the Code and/or the Offer and the Merger, taken together, will qualify as transaction described in Section 351(a) of the Code.

For purposes of this *Annex II*, an "*Offer Material Adverse Effect*" on NYSE Euronext or Deutsche Börse, as applicable, means any circumstance or circumstances relating to NYSE Euronext or Deutsche Börse,

respectively, that, according to the assessment of the Independent Expert, has or have resulted in, or would reasonably be expected to result in, individually or in the aggregate, a decrease in the consolidated net revenues of NYSE Euronext or Deutsche Börse, respectively, of at least $300,000,000 in the 2011 financial year and/or 2012 financial year of NYSE Euronext or Deutsche Börse, respectively, to the extent the decrease is recurrent.

An Offer Material Adverse Effect will only be deemed to have occurred if, on or before the day before the publication of the results of the Exchange Offer pursuant to Section 23 para. 1 sentence 1 no. 2 of the Takeover Law, an independent expert from Deloitte or another expert mutually selected by NYSE Euronext and Deutsche Börse (the "*Independent Expert*"), using the due and careful consideration of a diligent professional has delivered an opinion that an Offer Material Adverse Effect has occurred. Either NYSE Euronext or Deutsche Börse may request that the Independent Expert undertake an evaluation of whether an Offer Material Adverse Effect has occurred with respect to the other party. The Independent Expert shall further render his opinion without undue delay and shall publish the result of his opinion without undue delay in the *Frankfurter Allgemeine Zeitung* and the *Wall Street Journal* with reference to the Offer. The opinion of the Independent Expert shall be binding upon and non-appealable and shall be promptly disclosed publicly by NYSE Euronext and Deutsche Börse.

AMENDMENT NO. 1

to

BUSINESS COMBINATION AGREEMENT

by and among

NYSE EURONEXT

DEUTSCHE BÖRSE AG

ALPHA BETA NETHERLANDS HOLDING N.V.

and

POMME MERGER CORPORATION

Amendment dated as of May 2, 2011

AMENDMENT NO. 1
TO
BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1, dated as of May 2, 2011 (this "*Amendment*"), to the Business Combination Agreement, dated as of February 15, 2011 (the "*Business Combination Agreement*"), is by and among NYSE Euronext, a Delaware corporation ("*NYSE Euronext*"), Deutsche Börse AG, an *Aktiengesellschaft* organized under the laws of the Federal Republic of Germany ("*Deutsche Börse*"), Alpha Beta Netherlands Holding N.V., a *naamloze vennootschap* organized under the laws of the Netherlands ("*Holdco*"), and Pomme Merger Corporation, a Delaware corporation and a newly formed, wholly owned subsidiary of Holdco ("*Merger Sub*").

RECITALS

WHEREAS, the parties to the Business Combination Agreement desire to amend and supplement certain terms of the Business Combination Agreement as described herein; and

WHEREAS, all capitalized terms not defined herein shall have the meaning ascribed to such terms in the Business Combination Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1. *Effect of the Merger on NYSE Euronext Stock-Based Awards Held by Certain Persons*. The last sentence of Section 2.8(b) of the Business Combination Agreement shall be amended and restated to read as follows:

"All restricted stock units granted under NYSE Euronext's Omnibus Incentive Plan or under NYSE Euronext's 2006 Stock Incentive Plan that are outstanding immediately prior to the Effective Time shall (i) to the extent unvested, vest as of the Effective Time, and (ii) be distributed as of the Effective Time; *provided* that (A) with respect to any such units that constitute deferred compensation within the meaning of Section 409A of the Code, such distribution shall occur on the date that it would occur under the applicable award agreement absent the application of this Section 2.8(b)(ii); and (B) with respect to any such units that are intended to constitute tax-qualified awards pursuant to Article 80 quaterdecies of the French tax code, NYSE Euronext shall have the right to determine whether such distribution shall occur as of the Effective Time or on the date that it would occur under the applicable award agreement absent the application of this Section 2.8(b)(ii)."

2. *Date of NYSE Euronext Stockholders Meeting*. The first sentence of Section 7.3(a) of the Business Combination Agreement shall be amended and restated to read as follows:

"NYSE Euronext will take, in accordance with applicable Law and the NYSE Euronext Organizational Documents, all action necessary to convene a meeting of its stockholders (the "*NYSE Euronext Stockholders Meeting*"), with such date selected by NYSE Euronext but in no event to be later than the day prior the scheduled Expiration Time (the "*NYSE Euronext Meeting Date*"), which date shall be after the Registration Statement is declared effective (it being agreed that, in the event that the scheduled Expiration Time shall be postponed as a result of an extension of the Offer, NYSE Euronext may adjourn or postpone the NYSE Euronext Stockholders Meeting so that the NYSE Euronext Meeting Date is no later than the day prior to such newly scheduled Expiration Time). The current intention is for the NYSE Euronext Meeting Date to be July 7, 2011."

3. *Conditions to Completion of the Offer*.

(a) Section 1.1(f) of the Business Combination Agreement is amended and restated to read as follows:

"*Conditions to the Offer*. Holdco's obligation to accept for exchange, and to exchange, any Deutsche Börse Shares validly tendered and not withdrawn prior to the expiration of the Offer shall be solely (*ausschließlich*) subject to the satisfaction or waiver of the conditions set forth in *Annex II* (the "*Offer Conditions*"), including the Minimum Condition."

(b) Annex II to the Business Combination Agreement is amended and restated to read in the form attached as Annex II to this Amendment.

4. *Post-Closing Reorganization*. The proviso in Section 3.1(b) of the Business Combination Agreement is amended and restated to read as follows:

"; *provided* that, in each case, and subject to the legal obligations of the boards of Holdco and Deutsche Börse, the Post-Closing Reorganization shall be structured with the goal of providing holders of Deutsche Börse Shares who do not exchange their Deutsche Börse Shares in the Offer with, at a maximum, the same number of Holdco Share(s) per Deutsche Börse Share or consideration having the same value (without taking into account the different tax treatment or withholding requirements that may apply) that such holders would have received in the Offer had such holder tendered its Deutsche Börse Shares in the Offer, unless otherwise required by applicable Law (it being understood that, in the Post-Closing Reorganization, holders of Deutsche Börse Shares may under certain circumstances receive a different and, to the extent permitted by applicable Law, a lower amount or different form of consideration than they would have received in the Offer)."

5. *Waiver of Conditions*. The last sentence of Section 10.3(d) of the Business Combination Agreement is amended and restated to read as follows:

"Any waiver, in whole or in part, of the conditions described in paragraph II.(b) or paragraph III.(b) of Annex II shall be made, in accordance with Section 21 para. (1) Takeover Law, no later than one business day prior to (or such later date as permitted by the BaFin) the date on which the Expiration Time is scheduled to occur (not taking into account any extension of the Expiration Date as a result of any waiver of an Offer Condition)."

6. *Form of Holdco Articles of Association*. Pursuant to Section 4.1(a) of the Business Combination Agreement, the parties acknowledge that, in connection with the regulatory approval process for the transactions contemplated by the Business Combination Agreement, a form of Holdco articles of association in the form attached as Exhibit A to this Amendment has been submitted with the SEC and is currently under review and may be subject to further modifications pursuant to Section 4.1(a) of the Business Combination Agreement.

7. *Definitions Set Forth in Annex I*. Annex I of the Business Combination Agreement shall be amended to (a) delete the defined terms "Fully Diluted Basis"; (b) change the reference to page reference for "Minimum Condition" to Annex II; and (c) add the following defined terms in alphabetical order: "Belgian Law of August 2, 2002", "CMVM," "EMCR," "Euronext Lisbon" and "Further Deutsche Börse Shares", each with a page reference to Annex II.

8. *Modification or Amendment*. Subject to the provisions of applicable Law, and except as otherwise provided in this Business Combination Agreement, this Amendment may be amended, modified or supplemented only by a written instrument executed and delivered by all of the parties hereto, whether before or after approval of the matters presented in connection with the Offer and the Merger by NYSE Euronext stockholders; *provided* that, after any such approval, no amendment shall be made for which applicable Law or the rules of any relevant stock exchange requires further approval by such stockholders without such further approval.

9. *Counterparts*. This Amendment may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10. *GOVERNING LAW AND VENUE*. For purposes of the governing law and venue applicable to this Amendment, Section 10.5 of the Business Combination Agreement is restated herein in full, except that reference to "this Agreement" shall be references to "this Amendment."

11. *No Third-Party Beneficiaries*. This Amendment is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder.

12. *Severability*. The provisions of this Amendment shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Amendment, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Amendment and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13. *Interpretation; Construction*.

(a) The headings herein are for convenience of reference only, do not constitute part of this Amendment and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) The parties have participated jointly in negotiating and drafting this Amendment. In the event that an ambiguity or a question of intent or interpretation arises, this Amendment shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Amendment.

(c) Neither this Amendment nor any of the rights, interests or obligations under this Amendment shall be assigned, in whole or in part, by any of the parties hereto without the prior written consent of the other party. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Amendment shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

14. *Remainder of Business Combination Agreement*. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Business Combination Agreement, all of which shall continue to be in full force and effect.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

NYSE EURONEXT

By: /s/ Duncan Niederauer

    Name: Duncan Niederauer
    Title: Chief Executive Officer

DEUTSCHE BÖRSE AG

By: /s/ Reto Francioni

    Name: Dr. Reto Francioni
    Title: Chief Executive Officer

By: /s/ Gregor Pottmeyer

    Name: Gregor Pottmeyer
    Title: Chief Financial Officer

ALPHA BETA NETHERLANDS HOLDING N.V.

By: /s/ Stephane Biehler

    Name: Stephane Biehler
    Title: Managing Director

By: /s/ Marcus Thompson

    Name: Marcus Thompson
    Title: Managing Director

POMME MERGER CORPORATION

By: /s/ Stephane Biehler

    Name: Stephane Biehler
    Title: Vice-President

By: /s/ Marcus Thompson

    Name: Marcus Thompson
    Title: Vice-President

ANNEX II:
Conditions to the Completion of the Offer

Notwithstanding any other provisions of the Offer or this Agreement, and in addition to (and not in limitation of) Holdco's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Agreement and to applicable Laws, including for the avoidance of doubt Rule 14e-1(c) under the Exchange Act (relating to Holdco's obligation to pay for or return tendered Deutsche Börse Shares promptly after termination or withdrawal of the Offer)), Holdco shall not be required to accept for payment or pay for, and may delay the acceptance for payment of or the payment for, any validly tendered Deutsche Börse Shares unless each of the following conditions shall be satisfied (or waived as set forth below).

I. *Mutual Conditions.* Conditions that shall be waived by Holdco only following approval by both NYSE Euronext and Deutsche Börse, acting together (except for the condition in paragraph (d) of this Section I, which may not be waived, and for the condition in paragraph (g) of this Section I, which shall be waived by Holdco following approval by either NYSE Euronext or Deutsche Börse), in each case, if and to the extent that such waiver is permitted by the Takeover Act:

(a) *Minimum Condition.* At the Expiration Time, the sum of (i) the number of Deutsche Börse Shares validly tendered in the Offer and not withdrawn prior to the Expiration Time and (ii) the number of Deutsche Börse Shares, if any, held by Holdco as of the Expiration Time shall be equal to or greater than 75% of the sum of (x) the number of Deutsche Börse Shares issued and outstanding as of the Expiration Time and (y) the number of Further Deutsche Börse Shares (such condition, the "*Minimum Condition*").

(b) *Competition Approvals.* On or prior to March 31, 2012, (i) any waiting period (and any extension thereof) applicable to the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, shall have expired or been terminated, and (ii) the EU Commission shall have, or shall be deemed to have, cleared the Offer and the Merger pursuant to the Council Regulation (EC) 139/2004 of the European Community (the "*EMCR*").

(c) *Registration Statement.* (i) The Registration Statement shall have become effective under the Securities Act prior to the Expiration Time; and (ii) as of the Expiration Time, the Registration Statement shall not be the subject of any stop order issued by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order.

(d) *NYSE Euronext Requisite Vote.* Prior to the Expiration Time, the NYSE Euronext Requisite Vote shall have been obtained at the NYSE Euronext Stockholders Meeting.

(e) *No Injunction or Illegality.* There shall not be any law, regulation, administrative act or injunction in effect as of the Expiration Time issued by any Governmental Entity in the United States, Germany, the Netherlands, France, the United Kingdom, Portugal, Belgium, Switzerland or Luxembourg that shall prohibit or make illegal the consummation of the Offer or the Merger or the acquisition or ownership of the Deutsche Börse Shares or the NYSE Euronext Shares by Holdco.

(f) *Other Approvals.* On or prior to March 31, 2012, the following approvals shall have been obtained:

(i) The SEC shall have approved the applications under Rule 19b-4 of the Exchange Act submitted by NYSE Euronext and/or its applicable Subsidiaries and by Deutsche Börse and/or its applicable Subsidiaries in connection with the transactions contemplated by the Offer and the Merger;

(ii) the Dutch Minister of Finance (with the advice of the AFM) shall have issued a declaration of non-objection to Holdco pursuant to Section 5:32d of the Dutch Financial Supervision Act (*Wet op het financieel toezicht*) allowing Holdco to indirectly acquire the shares in Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V;

(iii) the Dutch Minister of Finance (with the advice of the AFM) or the AFM on behalf of the Dutch Minister of Finance, as applicable, shall have confirmed, reissued, renewed or amended, if so

required by the Minister of Finance or the AFM, the existing declarations of non-objection issued to NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. pursuant to Sections 5:32d of the Dutch Financial Supervision Act (*Wet op het financieel toezicht*), in each case allowing the relevant entity to acquire or hold, indirectly or directly, as the case may be, the shares of Euronext Amsterdam N.V., or the Dutch Minister of Finance and the AFM shall not have indicated that any such confirmation, reissuance, renewal or amendment is required;

(iv) the Dutch Minister of Finance and the AFM shall have reviewed and approved the Offer and the Merger and confirmed, reissued, renewed or amended, if so required by the Minister of Finance or the AFM, the existing exchange license granted to Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V., pursuant to Sections 5:26 and 2:96 of the Dutch Financial Supervision Act (*Wet op het financieel toezicht*), or the Dutch Minister of Finance and the AFM shall not have indicated that any such confirmation, reissuance, renewal, or amendment is required;

(v) the Dutch Central Bank (*De Nederlandsche Bank*) shall have issued a declaration of non-objection to Holdco pursuant to Section 3:95(1)(c) of the Dutch Financial Supervision Act (*Wet op het financieel toezicht*) allowing Holdco to indirectly acquire the shares in Euronext Amsterdam N.V. as well as NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. in their capacity as licensed operators of a multilateral trading facility, or the Dutch Central Bank (*De Nederlandsche Bank*) shall have indicated that such declaration of non-objection is not required;

(vi) the College of Regulators shall have issued a declaration of non-objection to the Offer and the Merger as required pursuant to the Memorandum of Understanding dated June 24, 2010;

(vii) the Exchange Supervisory authority of the State of Hesse (*Hesissche Börsenaufsichtsbehörde*) shall not have prohibited the intended indirect acquisition of a significant participation in Deutsche Börse, Scoach Europa AG and Eurex Frankfurt AG within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act (*Börsengesetz*), or it shall have issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(viii) the Saxonian Exchange Supervisory Authority (*Börsenaufsichtsbehörde des Freistaates Sachsen*) shall not have prohibited the intended indirect acquisition of a significant participation in European Energy Exchange AG and EEX Power Derivatives GmbH within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act (*Börsengesetz*), or it shall have issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(ix) the Berlin Exchange Supervisory Authority (*Berliner Börsenaufsichtsbehörde*) shall not have prohibited the intended indirect acquisition of a significant participation in Tradegate Exchange GmbH within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act (*Börsengesetz*), or it shall have issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(x) the BaFin shall not have prohibited the intended indirect acquisition of a significant participation in European Commodity Clearing AG, Eurex Clearing AG, Eurex Repo GmbH, Eurex Bonds GmbH and Clearstream Banking AG within the period available to it pursuant to Section 2c of the German Banking Act (*Kreditwesengesetz*), or it shall have issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(xi) the French Banking Regulatory Authority (*ACP*) shall have granted the approval required pursuant to French Regulation 96-16 of the *Comité de la Réglementation Bancaire et Financière* (*CRBF*) relating to the change of ownership and control of Euronext Paris S.A. in its capacity as a credit institution;

(xii) the French Minister of the Economy shall have granted, upon the advice of the AMF, the approval required pursuant to Article L. 421-9 II of the French Monetary and Financial Code (*Code monétaire et financier*) relating to the change of ownership and control of Euronext Paris S.A. and BlueNext S.A. in their capacity as market operators;

(xiii) the U.K. Financial Services Authority (*FSA*) shall have granted its approval in respect of the change of ownership and control of LIFFE Administration and Management pursuant to Chapter 1A of Part XVIII of the U.K. Financial Services and Markets Act 2000;

(xiv) the U.K. Financial Services Authority (*FSA*) shall have granted its approval in respect of the change of ownership and control of LIFFE Services Limited, Secfinex Limited, Smartpool Trading Limited and Fix City Limited pursuant to Part XII of the Financial Services and Markets Act 2000 and Section SUP 11.3.4 R of the Regulatory Processes — Supervision Manual of the FSA Handbook;

(xv) the Belgian Financial Services and Markets Authority (*Autoriteit voor Financiële Diensten en Markten/Autorité des services et marchés financiers — FSMA*) shall not have prohibited the intended change of ownership and control of Euronext Brussels SA/NV within the 30-day period available to it pursuant to Article 19 of the Belgian Law of August 2, 2002 on the Supervision of the Financial Sector and on Financial Services ("*Belgian Law of August 2, 2002*"), or it shall have issued a corresponding declaration of non-objection in respect of such intended change of ownership and control of Euronext Brussels SA/NV within this period;

(xvi) Euronext Brussels SA/NV shall have received a confirmation by the Belgian Ministry of Finance regarding the preservation of its status as regulated market and as licensed market operator pursuant to Articles 3, 17 and 18 of the Belgian Law of August 2, 2002, or in the absence of such confirmation, Euronext Brussels SA/NV shall not have received any written notification from the Belgian Ministry of Finance to the contrary;

(xvii) the Portuguese Minister of Finance shall have explicitly approved of the change of ownership and control of Euronext Lisbon Sociedade Gestora de Mercados Regulamentados, S.A. ("Euronext Lisbon") upon a positive legal opinion of the Portuguese *Commisão do Mercado de Valores Mobiliários* ("*CMVM*") pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xviii) the CMVM shall be notified of the change of ownership and control of Euronext Lisbon and has either not prohibited such change of control within the period available to it or has issued a declaration of non-objection to such change of control each pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xix) the CMVM shall be notified of the change of ownership and control of Interbolsa SA and has either not prohibited such change of control within the period available to it or has issued a declaration of non-objection to such change of control each pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xx) CFIUS shall have granted written notice that the review under Section 721 of the U.S. Defense Protection Act of 1950 of the Offer and the Merger has been concluded and shall have determined that there are no unresolved national security concerns sufficient to warrant a recommendation that the U.S. President block the Offer and/or the Merger under such Section 721 of the U.S. Defense Protection Act of 1950 and advised that action under such Section 721 has been concluded with respect to the Offer and the Merger;

(xxi) the Luxembourg Supervisory Authority for the Financial Sector (*Commission de Surveillance du Secteur Financier*) (*CSSF*) shall not have prohibited the intended indirect acquisition of Clearstream Banking S.A., Clearstream International S.A. and Clearstream Services S.A. within the statutory period available to it pursuant to Articles 6 (5), 6 (16), 18 (5) and 18 (17) of the Luxembourg Financial Sector Act of April 5,1993, or it shall have issued corresponding declarations of non-objection with regard to the acquisition within this period; and

(xxii) the Luxembourg Supervisory Authority for the Insurance Sector (*Commissariat aux Assurances* (*CAA*)) shall not have prohibited the intended indirect acquisition of Risk Transfer Re S.A. within the statutory period available to it pursuant to Articles 94 1 (4) and 94 1 (15) of the Luxembourg Insurance Act of December 6, 1991, or it shall have issued a corresponding declaration of non-objection with regard to the acquisition within this period.

(g) *Material Adverse Market Change.* During the time between the publication of the Tender Offer Prospectus in accordance with Section 14 para. 2 of the Takeover Act and the Expiration Time, there shall not have occurred a suspension of the currency trading or debt markets in (a) Frankfurt am Main, Federal Republic of Germany and London, England, or (b) New York, New York, U.S.A. for more than three consecutive trading days.

II. *Conditions Waivable by NYSE Euronext.* Conditions that shall be waived by Holdco following approval by NYSE Euronext, in each case, if and to the extent that such waiver is permitted by the Takeover Act:

(a) *No Offer Material Adverse Effect on Deutsche Börse.* During the time between the publication of the Tender Offer Prospectus in accordance with Section 14 para. 2 of the Takeover Act and the Expiration Time, there shall not have been an Offer Material Adverse Effect on Deutsche Börse.

(b) *IRS Ruling or Rulings.* On or prior to Expiration Time, NYSE Euronext shall have received one or more private letter rulings from the IRS substantially to the effect that (i) the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and/or the Merger and the Offer, taken together, will qualify as an exchange within the meaning of Section 351(a) of the Code, and (ii) (A) the transfer of NYSE Euronext Shares by U.S. persons for shares of Holdco will qualify for an exception to Section 367(a)(1) of the Code under Treasury Regulation Sections 1.367(a)-3(c)(1) and 1.367(a)-3(c)(9), and (B) any U.S. person transferring NYSE Euronext Shares who is a "5% transferee shareholder" (within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) will qualify for the exception to Section 367(a)(1) of the Code only upon entering a five-year gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8.

III. *Conditions Waivable by Deutsche Börse.* Conditions that shall be waived by Holdco following approval by Deutsche Börse, if and to the extent that such waiver is permitted by the Takeover Act:

(a) *No Offer Material Adverse Effect on NYSE Euronext.* During the time between the publication of the Tender Offer Prospectus in accordance with Section 14 para. 2 of the Takeover Act and the Expiration Time, there shall not have been an Offer Material Adverse Effect on NYSE Euronext.

(b) *IRS Ruling or Rulings.* On or prior to the Expiration Time, Deutsche Börse shall have received a private letter ruling from the IRS substantially to the effect that the Offer will qualify as a transaction described in Section 351(a) of the Code and/or the Offer and the Merger, taken together, will qualify as transaction described in Section 351(a) of the Code.

For purposes of this *Annex II*:

1. "*Further Deutsche Börse Shares*" shall mean the number of Deutsche Börse Shares that Deutsche Börse may issue after the time of publication of the Tender Offer Prospectus in accordance with Section 14 para. 2 of the Takeover Act pursuant to obligations in effect as of the date of such publication, such as outstanding options.

2. "*Offer Material Adverse Effect*" on NYSE Euronext or Deutsche Börse, as applicable, means any circumstance or circumstances relating to NYSE Euronext or Deutsche Börse, respectively, that, according to the assessment of the Independent Expert, has or have resulted in, or would reasonably be expected to result in, individually or in the aggregate, a decrease in the consolidated net revenues of NYSE Euronext or Deutsche Börse, respectively, of at least $300,000,000 in the 2011 financial year and/or 2012 financial year of NYSE Euronext or Deutsche Börse, respectively, to the extent the decrease is recurrent. For purposes of Offer Material

Adverse Effect, the consolidated net revenues of NYSE Euronext shall mean the "total revenues, less transaction-based expenses" of NYSE Euronext and its consolidated subsidiaries, and the consolidated net revenues of Deutsche Börse shall mean the "total revenues, less volume-related costs" of Deutsche Börse and its consolidated subsidiaries. An Offer Material Adverse Effect will only be deemed to have occurred if, on or before the day before the publication of the results of the Exchange Offer pursuant to Section 23 para. 1 sentence 1 no. 2 of the Takeover Law, an independent expert from Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft (the "*Independent Expert*"), using the due and careful consideration of a diligent professional has delivered an opinion that an Offer Material Adverse Effect has occurred. Either NYSE Euronext or Deutsche Börse may request that the Independent Expert undertake an evaluation of whether an Offer Material Adverse Effect has occurred with respect to the other party. The Independent Expert shall further render his opinion without undue delay. Holdco shall publish the result of the opinion of the Independent Expert without undue delay in the electronic German Federal Gazette (*elektronischer Bundesanzeiger*), *Frankfurter Allgemeine Zeitung* and the *Wall Street Journal* with reference to the Offer. The opinion of the Independent Expert shall be binding upon and non-appealable.

Annex B — Form of Articles of Association of Holdco

[TopCo] N.V.

FORM OF ARTICLES OF ASSOCIATION

NOTE ABOUT TRANSLATION:

This document is an English translation of a document prepared in Dutch. In preparing this document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. The definitions in article 1.1 of this document are listed in the English alphabetical order which may differ from the Dutch alphabetical order.

In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

ARTICLES OF ASSOCIATION:

CHAPTER I

1   **Definitions and interpretation**

1.1   In these articles of association, the following terms shall have the following meanings:

"**Amex Member**" has the meaning attributed thereto in article 34.3(c).

"**beneficially owned**" has the meaning attributed thereto in article 34.9.

"**Board**" means the Board of Directors of the Company.

"**Board Committees**" has the meaning attributed thereto in article 17.7.

"**Board Rules**" has the meaning attributed thereto in article 17.6.

"**Business Day**" means a day (other than a Saturday or Sunday) on which banks are open for general business in Amsterdam, the Netherlands, Frankfurt am Main, Germany, New York, State of New York, United States of America and Paris, France.

"**Closing Date**" means [●].

"**Company**" means the company the internal organisation of which is governed by these articles of association.

"**Company Secretary**" has the meaning attributed thereto in article 14.6.

"**Concentration Limitation**" has the meaning attributed thereto in article 35.1.

"**DCC**" means the Dutch Civil Code.

"**demerger**" has the meaning attributed thereto in article 37.2.

"**Deutsche Börse**" means Deutsche Börse AG.

"**Direct Edge Holdings**" means Direct Edge Holdings, LLC.

"**Director**" means each member of the Board; unless the contrary is apparent, this shall include each Executive Director and each Non-Executive Director.

"**Distributable Equity**" means the part of the Company's equity which exceeds the aggregate of the issued capital and the reserves which must be maintained pursuant to the laws of the Netherlands.

"**EDGA**" means EDGA Exchange, Inc.

"**EDGA Member**" has the meaning attributed thereto in article 34.3(c).

"**EDGX**" means EDGX Exchange, Inc.

"**EDGX Member**" has the meaning attributed thereto in article 34.3(c).

"**Effective Time**" means [●].

"**ETP Holder**" has the meaning attributed thereto in article 34.3(c).

"**EURIBOR**" means the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period, displayed on the appropriate page of the Reuters screen on the date of the first issue of Preference Shares and at each anniversary of such date, or if that is not a Business Day, the next Business Day. If the agreed page is replaced or service ceases to be available at that date, the Board may specify another page or service displaying the appropriate rate or otherwise determine the appropriate rate.

"**Euronext**" means Euronext N.V.

"**Euronext College of Regulators**" means (1) the Committee of Chairmen of the French Financial Market Authority (*Autorité des Marchés Financiers*), the Netherlands Authority for the Financial Markets (*Autoriteit Financiele Markten*), the Belgian Banking, Finance, and Insurance Commission (*Commission Bancaire, Financière, et des Assurances*), the Portuguese Securities Market Commission (*Comissão do Mercado de Valores Mobiliários* – CMVM), and the U.K. Financial Services Authority (FSA), pursuant to the Memorandum of Understanding dated the twenty-fourth day of June two thousand ten, as it may be amended from time to time, and (2) a successor body thereto created to include a European Regulator that regulates a European Market Subsidiary.

"**Europe**" shall mean (1) any and all of the jurisdictions in which Euronext, Deutsche Börse or any of their subsidiaries operates a European Regulated Market, (2) any member state of the European Economic Area, and (3) Switzerland.

"**European Disqualified Person**" has the meaning attributed thereto in article 34.3(c).

"**European Exchange Regulations**" means (1) any laws providing for the regulation of securities exchanges in Germany, France, the Netherlands, Belgium, Portugal and the United Kingdom and (2) following the formation or acquisition by Euronext or Deutsche Börse of any European Regulated Market not owned and operated by Euronext or Deutsche Börse as of the Effective Time, any laws providing for the regulation of securities exchanges in the jurisdiction in which such European Regulated Market operates; provided that the jurisdiction in which such European Regulated Market operates is represented in the Euronext College of Regulators and the formation or acquisition of such European Regulated Market shall have been approved by the Board.

"**European Market Subsidiary**" means any "market operator" (as defined by the European Directive on Markets in Financial Instruments 2004/39 EC) that is (1) owned by Euronext or Deutsche Börse as of the Effective Time and continues to be owned directly or indirectly by the Company or (2) acquired by Euronext or Deutsche Börse after the Effective Time; provided that the jurisdiction in which such European Market Subsidiary operates is represented in the Euronext College of Regulators and, in the case of clause (2), the acquisition of such entity shall have been approved by the Board.

"**European Market Subsidiary's Confidential Information**" has the meaning attributed thereto in article 3.2(g).

"**European Regulated Market**" means each "regulated market" (as defined by the European Directive on Markets in Financial Instruments 2004/39 EC) in Europe that (1) is owned and operated by Euronext or Deutsche Börse and was owned and operated by Euronext or Deutsche Börse as of the Effective Time or (2) is formed or acquired by Euronext or Deutsche Börse after the Effective Time; provided that the jurisdiction in which such European Regulated Market operates is represented in the Euronext College of Regulators and, in the case of clause (2), the formation or acquisition of such European Regulated Market shall have been approved by the Board.

"**European Regulator**" means any of the Euronext College of Regulators, the Dutch Minister of Finance, the French Minister of the Economy, the French Financial Market Authority (*Autorité des Marchés Financiers*), the Netherlands Authority for the Financial Markets (*Autoriteit Financiele Markten*), the Belgian Banking, Finance, and Insurance Commission (*Commission Bancaire, Financière, et des Assurances*), the French Committee of Credit Establishments and Investment Undertakings (*Comité des Etablissements de Crédit et des Enterprises d'Investissement* – CECEI), the Portuguese Securities Market Commission (*Comissão do Mercado de Valores Mobiliários* – CMVM), the U.K. Financial Services Authority (FSA), or any other governmental securities regulator in any European country where the Company or any European Market Subsidiary operates a European Regulated Market, in each case only to the extent that it has authority and jurisdiction in the particular context.

"**Exchange Act**" means the U.S. Securities Exchange Act of nineteen hundred thirty-four, as amended.

"**Executive Director**" means a member of the Board, which member is particularly responsible for the daily affairs of the Company.

"**FPI-Status**" has the meaning attributed thereto in article 14.2.

"**General Meeting**" or "**General Meeting of Shareholders**" means the body of the Company consisting of the person or persons to whom, as a Shareholder or otherwise, voting rights attached to Shares accrue or (as the case may be) a meeting of such persons (or their representatives) and other persons entitled to attend such meetings.

"**Group Chairman**" has the meaning attributed thereto in article 15.1.

"**Group CEO**" has the meaning attributed thereto in article 16.1.

"**Group Vice-Chairman**" has the meaning attributed thereto in article 15.1.

"**in writing**" means transmitted by letter, telecopier or e-mail, or any other electronic means of communication, provided the relevant message is legible and reproducible.

"**Initial Board Term**" has the meaning attributed thereto in article 14.1.

"**Initial CEO Term**" has the meaning attributed thereto in article 16.1.

"**Initial Chairman Term**" has the meaning attributed thereto in article 15.1.

"**ISE**" means International Securities Exchange, LLC.

"**ISE Holdings**" means International Securities Exchange Holdings, Inc.

"**ISE Member**" has the meaning attributed thereto in article 34.3(c).

"**NYSE Arca**" means NYSE Arca, Inc.

"**NYSE Arca Equities**" means NYSE Arca Equities, Inc.

"**NYSE Group**" means NYSE Group, Inc.

"**NYSE Member**" has the meaning attributed thereto in article 34.3(c).

"**Non-Executive Director**" means a member of the Board, which member is particularly responsible for the supervision of the policy of the Executive Directors and the general affairs of the Company.

"**Ordinary Share**" means an ordinary share in the capital of the Company.

OTP Holder" has the meaning attributed thereto in article 34.3(c).

"**OTP Firm**" has the meaning attributed thereto in article 34.3(c).

"**Person**" means any individual, company, association, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity to agency or political subdivision thereof.

"**Preference Share**" means a cumulative preference share in the capital of the Company.

"**Preferred Dividend**" has the meaning attributed thereto in article 24.1.

"**Recalculated Voting Limitation**" has the meaning attributed thereto in article 34.1.

"**record date**" has the meaning attributed thereto in article 28.4.

"**Related Person**" has the meaning attributed thereto in article 34.8.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Share**" means a share in the capital of the Company. Unless the contrary is apparent, this shall include each Ordinary Share and each Preference Share.

"**Shareholder**" means a holder of one or more Shares. Unless the contrary is apparent, this shall include each holder of Ordinary Shares as well as each holder of Preference Shares. Shareholders shall in any event be deemed to include those Persons who are shareholders under any applicable law pursuant to the Dutch Law of Property Conflict of Laws Act (*Wet conflictenrecht goederenrecht*).

"**Shareholder Concentration Obligations**" has the meaning attributed thereto in article 35.2.

"**Shareholder Voting Obligations**" has the meaning attributed thereto in article 34.2.

"**Subsidiary**" means a subsidiary of the Company as referred to in Section 2:24a of the Dutch Civil Code.

"**[Topco] Group**" means the Company together with its Subsidiaries.

"**United States**" or "**U.S.**" means the United States of America.

"**U.S. Disqualified Person**" has the meaning attributed thereto in article 34.3(c).

"**U.S. Regulated Subsidiaries**" means New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, L.L.C., NYSE Arca, Inc., NYSE Arca Equities, Inc., NYSE AMEX LLC, International Securities Exchange, LLC, EDGA Exchange, Inc. and EDGX Exchange, Inc., and such other subsidiaries of the Company which are designated by the Board as a "U.S. Regulated Subsidiary" for purposes of these articles (each a "**U.S. Regulated Subsidiary"**).

"**U.S. Regulated Subsidiary's Confidential Information**" has the meaning attributed thereto in article 3.2(g).

"**Voting Limitation**" has the meaning attributed thereto in article 34.1.

1.2 References to "articles" refer to articles that are part of these articles of association, except where expressly indicated otherwise.

CHAPTER II

NAME, OFFICIAL SEAT AND OBJECTS

2 **Name, official seat and headquarters**

2.1 The Company's name is:

[TopCo] N.V.

2.2 The Company has its official seat in Amsterdam, the Netherlands.

2.3 The [Topco] Group shall have dual headquarters which shall be located in Frankfurt am Main, Germany, and New York, State of New York, United States of America.

3 **Objects**

3.1 The objects of the Company are:

    (a) to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies, including without limitation businesses and companies of which the objects are to set up, develop, hold and operate, directly or indirectly, one or more exchanges or markets or other facilities with regard to the listing of, the trade in, the clearing and settlement of transactions in, and the custody of, securities and derivatives;

    (b) to finance and/or acquire businesses and companies;

(c)   to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)   to render advice and services to businesses and companies with which the Company forms a group and to third parties;

(e)   to grant guarantees, to bind the Company and to pledge its assets for obligations of businesses and companies with which it forms a group and on behalf of third parties;

(f)   to perform any and all activities of an industrial, financial or commercial nature;

and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

3.2

(a)   The Company shall comply with the U.S. federal securities laws and the rules and regulations thereunder and cooperate with the SEC and the U.S. Regulated Subsidiaries pursuant to and to the extent of their respective regulatory authority, and take reasonable steps necessary to cause its agents to cooperate with the SEC and, where applicable, the U.S. Regulated Subsidiaries pursuant to their regulatory authority.

(b)   The Company shall comply with the European Exchange Regulations and the rules and regulations thereunder and cooperate with the European Regulators pursuant to and to the extent of their respective regulatory authority, and take reasonable steps necessary to cause its agents to cooperate with the European Regulators pursuant to their regulatory authority.

(c)   The Company and its Directors, and to the extent they are involved in the activities of the U.S. Regulated Subsidiaries, the Company's officers, and those of its employees whose principal place of business and residence is outside of the United States, shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts and the SEC for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the activities of the U.S. Regulated Subsidiaries (and be deemed to agree that NYSE Group may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding relating to NYSE Group or any of its subsidiaries and ISE Holdings may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding relating to ISE Holdings or any of its subsidiaries), and the Company and each such Director, officer or employee, in the case of any such Director, officer or employee by virtue of his or her acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the SEC, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

(d)   To Company and its Directors, and to the extent they are involved in the activities of any European Market Subsidiary, the Companys' officers and employees', shall be deemed to irrevocably submit to the jurisdiction of the European Regulators and to courts in the capital city of the country of each such regulator for the purposes of any suit, action or proceeding pursuant to the European Exchange Regulations and the rules and regulations thereunder, commenced or initiated by the European Regulators arising out of, or relating to, the activities of the European Market Subsidiaries, and the Company and each such Director, officer or employee, in the case of any such Director, officer or employee by virtue of his or her acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it

or they are not personally subject to the jurisdiction of the European Regulators, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or regulator.

(e)   The Company's books and records shall at all times be subject to inspection and copying by (i) the SEC; (ii) each of the European Regulators; (iii) any U.S. Regulated Subsidiary, to the extent that such books and records are related to the activities of such U.S. Regulated Subsidiary or any other U.S. Regulated Subsidiary over which such U.S. Regulated Subsidiary has regulatory authority or oversight; and (iv) any European Market Subsidiary, to the extent that such books and records are related to the activities of such European Market Subsidiary or any European Regulated Market over which such European Market Subsidiary has regulatory authority or oversight;

(f)   (i) For so long as the Company directly or indirectly controls any U.S. Regulated Subsidiary, the books, records, premises officers, Directors and employees of the Company shall be deemed to be the books, records, premises officers, Directors and employees of such U.S. Regulated Subsidiaries for purposes of and subject to oversight pursuant to the Exchange Act; and (ii) for so long as the Company directly or indirectly controls any European Market Subsidiary, the books, records, premises officers, Directors and employees of the Company shall be deemed to be the books, records, premises officers, Directors and employees of such European Market Subsidiaries for purposes of and subject to oversight pursuant to the European Exchange Regulations.

(g)   The Company's books and records related to U.S. Regulated Subsidiaries shall be maintained within the United States, and the Company's books and records related to European Market Subsidiaries shall be maintained within the home jurisdiction of one or more European Market Subsidiaries. If and to the extent that any of the Company's books and records may relate to both European Market Subsidiaries and U.S. Regulated Subsidiaries, the Company shall be entitled to maintain such books and records either in the home jurisdiction of one or more European Market Subsidiaries or in the United States.

(h)   All confidential information that shall come into the possession of the Company pertaining to:

(i)   the self-regulatory function of any U.S. Regulated Subsidiary, in each case to the extent that such entity continues to be controlled, directly or indirectly, by the Company (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of such U.S. Regulated Subsidiary (the "U.S. Regulated Subsidiary's Confidential Information"); or

(ii)   the self-regulatory function of any European Market Subsidiary under the European Exchange Regulations as operator of a European Regulated Market (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of such European Market Subsidiary (the "European Market Subsidiary's Confidential Information"),

in each case, shall (x) not be made available to any Person (other than as provided in this article 3.2(h)) other than to those officers, Directors, employees and agents of the Company that have a reasonable need to know the contents thereof, (y) be retained in confidence by the Company and the officers, Directors, employees and agents of the Company, and (z) not be used for any commercial purposes.

Notwithstanding the foregoing provisions of this article 3.2, nothing in these articles shall limit or impede (x) the rights of the SEC or any U.S. Regulated Subsidiary to have access to

and examine such U.S. Regulated Subsidiary's Confidential Information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, (y) the rights of the European Regulators or any European Market Subsidiary to have access to and examine such European Market Subsidiary's Confidential Information pursuant to the European Exchange Regulations, or (z) the ability of any officers, Directors, employees or agents of the Company to disclose (1) the U.S. Regulated Subsidiary's Confidential Information to the SEC or the U.S. Regulated Subsidiary or (2) the European Market Subsidiary's Confidential Information to the European Regulators or the European Market Subsidiary.

(i)   For so long as the Company directly or indirectly controls any U.S. Regulated Subsidiary, the Company, its Directors, officers and employees shall give due regard to the preservation of the independence of the self-regulatory function of such U.S. Regulated Subsidiary (to the extent of such U.S. Regulated Subsidiary's self-regulatory function) and to its obligations to investors and the general public, and shall not take any actions that would interfere with the effectuation of any decisions by the board of directors or managers of such U.S. Regulated Subsidiary relating to its regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of the U.S. Regulated Subsidiary to carry out its responsibilities under the Exchange Act.

(j)   For so long as the Company directly or indirectly controls any European Market Subsidiary, the Company, its Directors, officers and employees shall give due regard to the preservation of the independence of the self-regulatory function of such European Market Subsidiary (to the extent of such European Market Subsidiary's self-regulatory function) and to its obligations to investors and the general public, and shall not take any actions that would interfere with the effectuation of any decisions by the board of directors or managers of such European Market Subsidiary relating to its regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of the European Market Subsidiary to carry out its regulatory responsibilities under the European Exchange Regulations.

(k)   In discharging his or her responsibilities as a member of the Board of Directors, each Director must, to the fullest extent permitted by applicable law, take into consideration the effect that the Company's actions would have on the ability of: (i) any European Market Subsidiary to carry out its responsibilities under the European Exchange Regulations as operators of European Regulated Markets, (ii) the U.S. Regulated Subsidiaries to carry out their responsibilities under the Exchange Act, (iii) the U.S. Regulated Subsidiaries, NYSE Group (if and to the extent that NYSE Group continues to exist as a separate entity), ISE Holdings (if and to the extent that ISE Holdings continues to exist as a separate entity) and the Company (1) to engage in conduct that fosters and does not interfere with the ability of the U.S. Regulated Subsidiaries, NYSE Group (if and to the extent that NYSE Group continues to exist as a separate entity), ISE Holdings (if and to the extent that ISE Holdings continues to exist as a separate entity) and the Company to prevent fraudulent and manipulative acts and practices in the securities markets; (2) to promote just and equitable principles of trade in the securities markets; (3) to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities, (iv) to remove impediments to and perfect the mechanisms of a free and open market in securities and a U.S. national securities market system, and (v) in general, to protect investors and the public interest; provided that nothing in this article 3.2(k) shall create any duty owed by any Director, officer or employee of the Company to any Person to consider, or afford any particular weight to, any of the foregoing matters in this article 3.2(k) or to limit his or her consideration to such matters.

(l)   In discharging his or her responsibilities as a member of the Board or as an officer or employee of the Company, each such Director, officer or employee shall (i) comply with the

U.S. federal securities laws and the rules and regulations thereunder, (ii) comply with the European Exchange Regulations and the rules and regulations promulgated thereunder, (iii) cooperate with the SEC, (iv) cooperate with the European Regulators, (v) cooperate with the U.S. Regulated Subsidiaries pursuant to and to the extent of their regulatory authority and (vi) cooperate with the European Market Subsidiaries pursuant to, and to the extent of, their regulatory authority; provided that nothing in this article 3.2(l) shall create any duty owed by any Director, officer or employee of the Company to any Person to consider, or afford any particular weight to, any of the foregoing matters in this article 3.2(l) or to limit his or her consideration to such matters.

(m)   The Company shall take reasonable steps necessary to cause the Company's officers, Directors and employees, prior to accepting a position as an officer, Director or employee, as applicable, of the Company to agree and consent in writing to the applicability to him or her of the requirements in the preceding paragraphs of this article 3.2 with respect to their activities related to any U.S. Regulated Subsidiary or European Market Subsidiary, as applicable.

CHAPTER III

AUTHORISED CAPITAL; SHARES; REGISTER OF SHAREHOLDERS

4   Authorised capital

4.1   The authorised capital of the Company is one billion euro (EUR 1,000,000,000).

4.2   The authorised capital of the Company is divided into five hundred million (500,000,000) Ordinary Shares with a nominal value of one euro (EUR 1) each, numbered 1 through 500,000,000 and five hundred million (500,000,000) Preference Shares, with a nominal value of one euro (EUR 1) each, numbered P1 through P500,000,000.

5   Shares; register of Shareholders

5.1   All Shares shall be registered and shall be available in the form of an entry in the register of Shareholders. No share certificates shall be issued.

5.2   With due observance of the applicable provisions of the laws of the Netherlands in respect of Shares, a register of Shareholders shall be kept by or on behalf of the Company, which register shall be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one copy and at more than one address. Part of the register of Shareholders may be kept abroad in order to comply with applicable foreign statutory provisions or rules of the New York Stock Exchange, the Frankfurt Stock Exchange and any other stock exchange where Shares or depositary receipts of Shares are listed.

5.3   The form and contents of the register of Shareholders shall be determined by the Board with due observance of the provisions of articles 5.2 and 5.5.

5.4   All entries and notes in the register shall be signed by one or more persons authorised to represent the Company.

5.5   Each Shareholder's name, address and such further information as required by the laws of the Netherlands or considered appropriate by the Board, shall be recorded in the register of Shareholders.

5.6   Upon his request, a Shareholder shall be provided with written evidence of the contents of the register of Shareholders with regard to the Shares registered in his name free of charge, and the statement so issued may be validly signed on behalf of the Company by a person to be designated for that purpose by the Board. In order to comply with applicable foreign statutory provisions or rules of the New York Stock Exchange, the Frankfurt Stock Exchange and any other stock exchange where Shares or depositary receipts of Shares are listed, the Company may allow inspection of the register of

Shareholders by, or provide information included in the register of Shareholders to, any applicable supervisory authority.

5.7 The provisions of articles 5.5 and 5.6 shall equally apply to persons who hold a pledge on or usufruct in a Share.

CHAPTER IV

ISSUANCE OF SHARES

6   **Resolution to issue; conditions**

6.1 Shares may be issued pursuant to a resolution of the General Meeting, or of another body of the Company designated for that purpose by a resolution of the General Meeting for a fixed period that may not exceed five (5) years. On such designation, the number and class of Shares which may be issued must be specified. The designation may be extended, from time to time, for a period not exceeding five (5) years. Unless the designation provides otherwise, it may not be withdrawn. A resolution of the General Meeting to issue Shares or to designate another body of the Company as the competent body to issue Shares can only be adopted at the proposal of the Board.

6.2 Within eight (8) days after each resolution of the General Meeting to issue Shares or to designate another body of the Company as the competent body to issue Shares, the full wording of the resolution involved shall be deposited at the office of the Dutch Trade Register.

6.3 Within eight (8) days after the end of each calendar quarter, each issue of Shares in such calendar quarter shall be notified to the office of the Dutch Trade Register, stating the number of Shares issued.

6.4 A resolution to issue Shares shall stipulate the issue price and the other conditions of issue. The issue price shall not be less than par, without prejudice to the provisions laid down in Section 2:80, subsection 2, of the Dutch Civil Code.

6.5 If Preference Shares are issued a General Meeting will be convened to be held not later than twenty-four (24) months after the day on which Preference Shares were first issued. At that General Meeting, the repurchase or cancellation of the Preference Shares will be considered. If the General Meeting does not resolve to repurchase or to cancel the Preference Shares, then each twelve (12) months after the latter General Meeting, a General Meeting will be convened and held to consider the repurchase or cancellation of the Preference Shares, until no Preference Shares will be outstanding.

The provisions above in this article 6.5 will not apply to Preference Shares issued pursuant to a resolution of the General Meeting.

6.6 The provisions of articles 6.1 through 6.3 shall apply by analogy to the granting of rights to subscribe for Shares, but shall not be applicable to the issue of Shares to persons exercising a right to subscribe for Shares previously granted.

7   **Rights of pre-emption**

7.1 Upon issuance of Ordinary Shares, each holder of Ordinary Shares shall have a right of pre-emption in proportion to the aggregate nominal value of his Ordinary Shares, subject to the provisions of articles 7.2, 7.3 and 7.6. Holders of Ordinary Shares shall have a similar right of pre-emption if rights are granted to subscribe for Ordinary Shares.

7.2 Holders of Ordinary Shares shall have no right of pre-emption on Ordinary Shares which are issued against non-cash contributions nor on Ordinary Shares which are issued to employees of the Company or of a group company as defined in Section 2:24b of the Dutch Civil Code, nor on Preference Shares which are issued. Holders of Preference Shares shall have no right of pre-emption on Ordinary Shares or Preference Shares which are issued.

7.3 Prior to each single issuance of Ordinary Shares, the right of pre-emption may be limited or excluded by a resolution of the General Meeting. The right of pre-emption may also be limited or excluded by

the body of the Company designated pursuant to article 6.1 hereof, if, by a resolution of the General Meeting, it was designated and authorised for a fixed period, not exceeding five (5) years, to limit or exclude such right of pre-emption. The designation may be extended, from time to time, for a period not exceeding five years. Unless the designation provides otherwise, it may not be withdrawn. If less than one-half of the Company's issued capital is present or represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to limit or exclude such right of pre-emption or to make such designation. A resolution of the General Meeting to limit or exclude the right of pre-emption or to designate another body of the Company as the competent body to limit or exclude the right of pre-emption can only be adopted at the proposal of the Board.

7.4   Within eight (8) days after each resolution of the General Meeting to designate another body of the Company as the competent body to limit or exclude the right of pre-emption, the full wording of the resolution involved shall be deposited at the office of the Dutch Trade Register.

7.5   The Company shall announce any issuance of Ordinary Shares with rights of pre-emption and the period of time within which such rights of pre-emption may be exercised in the Dutch Government Gazette (*Staatscourant*) and in a nationally distributed newspaper, unless the announcement is made to all holders of Ordinary Shares in writing to the address provided by each of them, and furthermore in such other manner as may be required to comply with the rules of the New York Stock Exchange, the Frankfurt Stock Exchange and any other stock exchange where Ordinary Shares or depositary receipts of Ordinary Shares are listed. Such rights of pre-emption can be exercised during at least two weeks after the day of notice in the Dutch Government Gazette (*Staatscourant*) or after the dispatch of the announcement to the Shareholders.

7.6   Holders of Ordinary Shares shall have no right of pre-emption in respect of Ordinary Shares which are issued to a person exercising a right to subscribe for Ordinary Shares previously granted.

8   **Payment for Shares**

8.1   The full nominal value of each ordinary share must be paid upon subscription, and, in addition, if the ordinary share is issued at a higher amount, the difference between such amounts. Preference Shares may be issued against partial payment, provided that at least one-fourth of the nominal value must be paid upon the issuance.

8.2   Payment for a Share must be made in cash insofar as no non-cash contribution has been agreed upon. Payment in a currency other than euros may only be made with the consent of the Company and with due observance of the provisions of Section 2:93a of the Dutch Civil Code.

8.3   Non-cash contributions on Shares are subject to the provisions of Section 2:94b of the Dutch Civil Code.

8.4   The Board may at any desired time determine the day on which further payments on non-fully paid-up Preference Shares must be made, and in what amount. The Board shall give the holders of the Preference Shares immediate notice of such resolution; there must be at least thirty (30) days between that notification and the day on which the payment must have occurred.

8.5   The Board shall be authorised to perform legal acts relating to non-cash contributions on Shares and other legal acts as referred to in Section 2:94 of the Dutch Civil Code, without prior approval of the General Meeting.

CHAPTER V

OWN SHARES; REDUCTION OF THE ISSUED CAPITAL

9   **Own Shares**

9.1   When issuing Shares, the Company may not subscribe for its own Shares.

9.2   The Company may acquire fully paid-up Shares or depositary receipts thereof, provided either no valuable consideration is given, or:

(a)   the Distributable Equity is at least equal to the purchase price; and

(b)   the aggregate nominal value of the Shares or depositary receipts thereof to be acquired, and of the Shares or depositary receipts thereof already held, by the Company and its Subsidiaries, and of the Shares and depositary receipts thereof held in pledge by the Company, does not exceed one-half of the Company's issued capital; and

(c)   the Board has been authorised by the General Meeting thereto. Such authorisation shall be valid for not more than eighteen (18) months. The General Meeting must specify in the authorisation the number of Shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

9.3   The validity of the acquisition shall be decided on the basis of the amount of equity appearing from the last adopted balance sheet, less the aggregate of the acquisition price for Shares or depositary receipts thereof, the amount of loans as referred to in article 10.3 and any distributions of profits or at the expense of reserves to others which have become due by the Company and its Subsidiaries after the balance sheet date. An acquisition in accordance with article 9.2 shall not be permitted, if more than six (6) months have elapsed after the end of a financial year without the annual accounts having been adopted.

9.4   The authorisation referred to in article 9.2(c) is not required to the extent the Company acquires its own Shares which are quoted in the listing of any stock exchange in order to transfer them to employees of the Company or of a group company of the Company pursuant to a plan applicable to such employees.

9.5   The foregoing provisions of this article 9 shall not apply to Shares or depositary receipts thereof which the Company acquires by universal succession of title.

9.6   The acquisition of Shares or depositary receipts thereof by a Subsidiary shall be subject to the provisions of Section 2:98d of the Dutch Civil Code.

9.7   Shares or depositary receipts thereof held by the Company may be transferred pursuant to a resolution of the Board.

9.8   In the General Meeting, no voting rights may be exercised for any Share held by the Company or a Subsidiary, or for any Share for which the Company or a Subsidiary holds the depositary receipts. However, pledgees and usufructuaries of Shares owned by the Company or a Subsidiary are not excluded from exercising voting rights if the right of pledge or the usufruct was created before the Share was owned by the Company or such Subsidiary. The Company or a Subsidiary may not exercise voting rights for a Share in which it holds a right of pledge or a usufruct.

10   Financial assistance

10.1   The Company may not give security, guarantee the price, or in any other way answer to or bind itself, either severally or jointly, for or on behalf of third parties, with a view to a subscription for or an acquisition of Shares or depositary receipts thereof by others. This prohibition also applies to Subsidiaries.

10.2   The prohibition of article 10.1 shall not apply to Shares or depositary receipts thereof subscribed or acquired by or for employees of the Company or of a group company as defined in Section 2:24b of the Dutch Civil Code.

10.3   The Company and its Subsidiaries may provide loans with a view to the subscription or acquisition by others of Shares or depositary receipts thereof in the Company, but only to the extent permitted under and in compliance with Section 2:98c of the Dutch Civil Code.

11   **Reduction of the issued capital**

11.1   The General Meeting may resolve to reduce the Company's issued capital in accordance with the relevant provisions prescribed by the laws of the Netherlands, provided that such resolution can only be adopted at the proposal of the Board. Such resolution must designate the Shares to which the resolution pertains and must provide for the implementation of the resolution.

11.2   A reduction of the Company's issued capital may be effected:

    (a)   by cancellation of Shares held by the Company or for which the Company holds the depositary receipts; or

    (b)   by reducing the nominal value of Shares, to be effected by an amendment of these articles of association; or

    (c)   by cancellation of Preference Shares.

11.3   If all issued Preference Shares are cancelled, the following shall be paid on each Preference Share:

    (a)   as repayment: an amount equal to the nominal amount paid on that Preference Share; and

    (b)   as a distribution at the expense of the Distributable Equity, subject to the provisions of article 24.9:

        (i)   any missing Preferred Dividend in relation to financial years prior to the financial year in which cancellation occurs;

        (ii)   any Preferred Dividend accrued during the financial year in which cancellation occurs but unpaid, to be calculated for this purpose over the period ending on the day of cancellation of the Preference Share.

11.4   If less than one-half of the Company's issued capital is present or represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to reduce the Company's issued capital.

11.5   A reduction of the nominal value of Shares without repayment must be effected in proportion to all Shares. This principle may be deviated from with the consent of all Shareholders.

11.6   The notice convening a General Meeting of Shareholders, at which a proposal to reduce the Company's issued capital will be made, shall state the purpose of the capital reduction and the manner in which it is to be achieved.

11.7   A reduction of the Company's issued capital shall furthermore be subject to the provisions of Sections 2:99 and 2:100 of the Dutch Civil Code.

CHAPTER VI

TRANSFER OF SHARES

12   **Transfer of Shares**

12.1   For as long as Shares or depositary receipts thereof are admitted to the official listing on a regulated stock exchange as referred to in Section 2:86c of the Dutch Civil Code, the transfer of a Share and the creation or transfer of a limited right thereon shall require a private deed to that effect and, except in the event the Company is party to that legal act, an acknowledgement in writing by the Company of the transfer. The acknowledgement shall be given in the private deed, or by a dated statement embodying

such acknowledgement on the private deed or on a true copy or extract thereof duly authenticated by a civil law notary or by the transferor. Serving of such private deed, true copy or extract on the Company shall be deemed to be equal to acknowledgement.

12.2   If the Shares or the depositary receipts thereof are no longer admitted to an official listing of a regulated stock exchange as referred to in Section 2:86c of the Dutch Civil Code, Section 2:86 of the Dutch Civil Code will apply, as a result of which a transfer of a Share and the creation or transfer of a limited right shall, inter alia, require a notarial deed to that effect.

12.3   The acknowledgement of transfer by the Company shall be signed by one or more persons authorised to represent the Company.

12.4   The provisions of articles 12.1 and 12.2 shall apply correspondingly to the allotment of Shares by distribution of any community.

CHAPTER VII

PLEDGING OF SHARES AND USUFRUCT ON SHARES

13   **Pledging of Shares and usufruct on Shares**

13.1   The provisions of article 12 shall apply by analogy to the pledging of Shares and to the creation or transfer of a usufruct on Shares.

13.2   Upon the creation of a right of pledge or usufruct on a Share, the voting rights attached to such Share may be assigned to the pledgee or usufructuary, with due observance of the relevant provisions of the laws of the Netherlands. Both the Shareholder without voting rights and the pledgee or usufructuary with voting rights shall have the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company's cooperation for shares in its capital. The pledgee or usufructuary without voting rights shall not have the rights referred to in the preceding sentence.

CHAPTER VIII

THE BOARD

14   **Composition; remuneration; eligibility**

14.1   Until the end of the annual General Meeting of Shareholders occurring in 2015 (the "**Initial Board Term**"), the Board shall consist of seventeen (17) members, constituted as follows: one (1) Executive Director A, being the Group CEO; one (1) Director B, being the Group Chairman; and fifteen (15) Non-Executive Directors, consisting of six (6) Non-Executive Directors A and nine (9) Non-Executive Directors B. Immediately following the expiry of the Initial Board Term, the number of Directors will be decreased and the Board shall consist of twelve (12) members (without designations as either Directors A or Directors B), constituted as follows: one (1) Executive Director, being the Group CEO; one (1) Director, being the Group Chairman; and ten (10) Non-Executive Directors. Only natural persons can be Directors. To the extent permitted under the laws of the Netherlands and subject to the terms of the articles and the Board Rules, and to the extent a Director is not appointed prior to the Closing Date as either an Executive Director or a Non-Executive Director, the Board shall determine whether a Director shall be designated as an Executive Director or as a Non-Executive Director.

14.2   Each of the Directors shall be appointed by the General Meeting for a term that will expire at the end of the next annual General Meeting of Shareholders or until his or her successor is elected or, if earlier, upon such Director's resignation, removal or death. During the Initial Board Term, each of the Directors (or his or her replacement pursuant to article 14.5) shall be nominated by the Board for re-election to the Board pursuant to a binding nomination at each of the annual General Meetings of

Shareholders occurring in 2012, 2013 and 2014; provided, however, that the Group Chairman and the Group CEO shall each be nominated by the Board pursuant to a binding nomination for re-election to the Board at the annual General Meetings of Shareholders occurring in 2012, 2013, 2014 and 2015 in accordance with articles 15.1 and 16.1. Notwithstanding the foregoing provisions of this article 14.2, in the event that the Board determines prior to the Closing Date that (i) the Company will qualify as a "foreign private issuer" as defined in Rule 3b-4(c) promulgated under the U.S. Securities Exchange Act (such status, "**FPI Status**") and will maintain FPI Status on an ongoing basis following the Closing Date through the end of the Initial Chairman Term, and (ii) the Directors may be appointed by the General Meeting for a term that expires in 2015 (or in 2016 in the case of the Group Chairman and the Group CEO) and Directors are not otherwise required by applicable law, regulation or stock exchange listing standards to be elected at each annual General Meeting, then the Directors shall be appointed on or prior to the Closing Date by the General Meeting for a term ending at the end of the annual General Meeting of Shareholders occurring in 2015, except that the Group Chairman and the Group CEO shall each initially be appointed on or prior to the Closing Date for a term ending at the end of the annual General Meeting of Shareholders occurring in 2016.

14.3   Directors shall be appointed by the General Meeting by the vote in favour of at least two-thirds majority of the votes cast, representing more than one-half of the Company's issued share capital or, in the case of any person nominated by the Board for appointment as a Director, by the vote in favour of at least a majority of the votes cast. Notwithstanding the foregoing, the Board may submit a binding nomination in accordance with Section 2:133 of the Dutch Civil Code to nominate persons for appointment as Directors at the General Meeting of Shareholders and, in the event of any such binding nomination, the General Meeting shall appoint Directors solely from such binding nominations; provided, however, that the General Meeting may, by a resolution passed with at least a two-thirds majority of the votes cast, representing more than one-half of the Company's issued capital, resolve that the candidates proposed pursuant to any binding nomination shall not be appointed as Directors, in which case the Board shall have the right to submit a new binding nomination with respect to any Board seats which are to be filled for the appointment of Director(s) at a further General Meeting of Shareholders. A Director may be reappointed with due observance of the previous sentences.

14.4   A Director may be suspended or removed by the General Meeting at any time by a resolution passed with at least a two-thirds majority of the votes cast, representing more than one-half of the Company's issued capital. If permitted under the laws of the Netherlands, a Director may also be suspended by the Board. Any suspension may not last longer than three (3) months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension, the suspension shall end.

14.5   In the event of a Director's resignation, removal or death prior to the end of the Initial Board Term, the Directors A shall make a recommendation to the Nominations, Governance and Corporate Responsibility Committee of a replacement candidate if the vacancy occurs in a Board seat previously held by a Director A, and the Directors B shall make a recommendation to the Nominations, Governance and Corporate Responsibility Committee of a replacement candidate if the vacancy occurs in a Board seat previously held by a Director B. Any person who is elected to the Board to fill a Board seat during the Initial Board Term that was previously held by a Director A or a Director B shall be designated as a Director A or a Director B, respectively, for purposes of article 14.1, but such person shall not constitute a Director A or a Director B (and shall instead have undesignated status) for purposes of article 17.8 unless such person is the Group Chairman or the Group CEO or is recommended by the Directors A (in the case of a vacancy in a Director A seat) or by the Directors B (in the case of a vacancy in a Director B seat) to fill the vacancy on the relevant Board Committee.

In the event of the resignation, removal or death of the Group Chairman or the Group CEO prior to the end of their respective Initial Chairman Term or Initial CEO Term, the procedure under this article 14.5 shall apply mutatis mutandis, except that the recommendation of the Directors A or the Directors B, as applicable, shall be binding on the Nominations Governance and Corporate Responsibility Committee and on the Board, who shall nominate such nominee for appointment to the Board and shall appoint

such nominee as the Group Chairman or the Group CEO, as applicable, concurrently with his or her appointment by the General Meeting until the expiration of the Initial Chairman Term or the Initial CEO Term, as applicable. The particular rights, authorities and responsibilities of the Group Chairman and the Group CEO under these articles and the Board Rules will be granted to their respective successors during the Initial Chairman Term or the Initial CEO Term, as applicable.

14.6 The Board may appoint a company secretary (the "**Company Secretary**") who shall assist the Board. If a Company Secretary is appointed during the Initial Board Term, the individual with the position of General Corporate Counsel shall be appointed as the Company Secretary. The Company Secretary shall have such powers as are assigned to him, subject to the provisions of these articles of association, by the Board on or after his appointment.

14.7 The Company has a policy on the remuneration of the Board. The policy shall be adopted by the General Meeting, upon a proposal of the Human Resources and Compensation Committee of the Board. The policy on remuneration shall, in any case, include the subjects referred to in Sections 2:383c up to and including 2:383e of the Dutch Civil Code, insofar as these relate to the Board.

14.8 The Board shall determine, with due observance of the policy referred to in article 14.7, the remuneration and further conditions of employment for each member of the Board.

14.9 Proposals concerning plans or arrangements for share awards or share options to Directors shall be submitted by the Board to the General Meeting for its approval. Such proposals must, at a minimum, state the number of shares or share options that may be granted to the Board and the criteria that apply to the granting of such shares or share options or the alteration of such arrangements.

14.10 No person that is a U.S. Disqualified Person or a European Disqualified Person, may be a Director of the Company.

14.11 No person may be a Director of the Company unless he or she has agreed and consented in writing, in form and substance acceptable to the Company, to the applicability to him or her of the requirements set forth in article 3.2 with respect to his or her activities related to any U.S. Regulated Subsidiary or European Market Subsidiary, as applicable.

15   Chairman of the Board

15.1 The Board shall appoint one of the Directors to be the Chairman of the Board (the "**Group Chairman**") for such period as the Board may decide, except that the person who was the Group Chairman as of the Closing Date shall have a term expiring at the end of the next annual General Meeting of Shareholders and shall be re-appointed as Group Chairman by the Board at the annual General Meetings occurring in 2012, 2013, 2014 and 2015 (the total term ending at the end of the annual General Meeting of Shareholders occurring in 2016 to be referred to as the "**Initial Chairman Term**") concurrently with his re-election as a Director at such meetings, subject however to his earlier resignation, removal or death. Notwithstanding the foregoing provisions of this article 15.1, in the event that the Board determines prior to the Closing Date that (i) the Company will have and maintain FPI Status on an ongoing basis following the Closing Date through the end of the Initial Chairman Term, and (ii) the Directors may be appointed by the General Meeting for a term that expires in 2015 (or in 2016 in the case of the Group Chairman and the Group CEO) and Directors are not otherwise required by applicable law, regulation or stock exchange listing standards to be elected at each annual General Meeting, then the person who was the Group Chairman as of the Closing Date shall be appointed for a period ending at the end of the annual General Meeting of Shareholders occurring in 2016. During the Initial Chairman Term, the Board shall also appoint one of its Directors A as Vice Chairman of the Board (a "**Group Vice Chairman**"). The Group Vice Chairman shall only fulfil the duties of the Group Chairman under article 15.2.1 in case of his absence pursuant to article 15.4 and as specified in article 29.1, but shall have none of the other of the particular powers conferred upon the Group Chairman during the Initial Chairman Term.

15.2   During the Initial Chairman Term, the responsibilities and authorities of the Group Chairman shall include:

15.2.1   leading the meetings of the Board, calling Board meetings and setting the agenda;

15.2.2   initiating and developing overall [TopCo] Group strategy (i.e. strategic measures impacting the overall [TopCo] Group and measures requiring decisions on significant investment prioritizations);

15.2.3   global relationship management and representation and global political and regulatory representation of the [TopCo] Group; and

15.2.4   consultation rights in relation to appointments and removals of members of the Global Executive Committee selected by the Group CEO.

15.3   After the Initial Chairman Term, the Group Chairman shall be a Non-Executive Director and the responsibilities and authorities of the Group Chairman shall consist of the responsibilities and authorities provided for at such time in the Board Rules. The particular responsibilities and authorities granted to the Group Chairman in accordance with article 15.2 will terminate at the end of the Initial Chairman Term.

15.4   If no Group Chairman has been appointed or if the Group Chairman is absent or unable to take the chair, a meeting of the Board shall be presided over by the Group Vice-Chairman or, in the event of his absence or inability to take the chair, by a member of the Board designated for such purpose by the meeting to be entrusted with the duties of the Group Chairman at such meeting.

15.5   Until the first annual General Meeting of Shareholders occurring after the sixth anniversary of the Closing Date, the Group Chairman shall have his primary office in and perform his [TopCo] Group management tasks primarily out of Frankfurt, Germany, with his secondary office in New York, State of New York, United States of America, and the Group CEO shall have his primary office in and perform his [TopCo] Group management tasks primarily out of New York State of New York, United States of America, with his secondary office in Frankfurt, Germany, or vice-versa with the primary office locations of the Group Chairman and the Group CEO being located in New York, State of New York, United States of America and Frankfurt, Germany, respectively, and their secondary office locations in Frankfurt, Germany and New York, State of New York, United States of America, respectively.

16   **Group CEO**

16.1   The Board shall appoint the Executive Director to be the chief executive officer of the [TopCo] Group (the "**Group CEO**") for such period as the Board may decide, except that the person who was the Group CEO as of the Closing Date shall have a term expiring at the end of the next annual General Meeting of Shareholders and shall be reappointed as Group CEO by the Board at the annual General Meetings of Shareholders occurring in 2012, 2013, 2014 and 2015 (the total term ending at the end of the annual General Meeting of Shareholders occurring in 2016 to be referred to as the "**Initial CEO Term**"), concurrently with his re-election as a Director at such meetings, subject however to his earlier resignation, removal or death. Notwithstanding the foregoing provisions of this article 16.1, in the event that the Board determines prior to the Closing Date that (i) the Company will have and maintain FPI Status on an ongoing basis following the Closing Date through the end of the Initial CEO Term, and (ii) the Directors may be appointed by the General Meeting for a term that expires in 2015 (or in 2016 in the case of the Group Chairman and the Group CEO) and Directors are not otherwise required by applicable law, regulation or stock exchange listing standards to be elected at each annual General Meeting, then the person who was the Group CEO as of the Closing Date shall be appointed for a period ending at the end of the annual General Meeting of Shareholders occurring in 2016.

16.2   During the Initial CEO Term, the Group CEO shall assume the typical roles of a CEO, including the following responsibilities and authorities:

16.2.1   the management and performance of the [TopCo] Group (including annual budget and business plan);

16.2.2   initiating and developing business strategy of the [TopCo] Group for the global divisions and regions;

16.2.3   developing integration policy and parameters to shape the [TopCo] Group, including systems, staffings and locations, for consideration of the Integration Committee, and having responsibility for execution of integration;

16.2.4   serving as a member of the Strategy Committee; and

16.2.5   chairing the Global Executive Committee and having the right of selection, appointment and removal of Global Executive Committee members, provided that the Group CEO shall closely consult with the Group Chairman (during the Initial Chairman Term) and the entire Board on any proposed appointments or removals of Global Executive Committee members.

17   **Duties, decision-making process and allocation of duties; committees**

17.1   Subject to the restrictions imposed by these articles of association, the business and affairs of the Company and [TopCo] Group shall be managed by or under the direction of the Board.

17.2   The Non-Executive Directors shall supervise the policy and the fulfilment of duties of the Executive Director and the general affairs of the Company, and they shall be further entrusted with such duties as are and shall be determined by or pursuant to these articles of association or as set out in the Board Rules.

17.3   When making Board resolutions, each Director may cast one vote.

17.4   To the extent that the law, these articles of association or the Board Rules do not provide otherwise, all resolutions of the Board shall be adopted by a simple majority of the votes cast. The Board can only validly adopt resolutions in a meeting at which at least the majority of its members are present or represented. A member of the Board may authorise another member of the Board to represent him at the Board meeting and vote on his behalf.

17.5   Resolutions of the Board providing for:

17.5.1   appointment and removal of the Group Chairman and of the Group CEO in accordance with articles 14.5, 15.1 and 16.1, respectively;

17.5.2   proposals to change the articles of association;

17.5.3   transformational M&A deals, which for purposes of this article 17.5.3 shall mean transactions (i) which require approval by the General Meeting pursuant to Section 2:107a of the Dutch Civil Code or (ii) which in view of their size and significance very materially change the business of the [Topco] Group, either in size or direction or geographic presence; and

17.5.4   major structural changes, which for purposes of this article 17.5.4 shall mean (i) any amendments to articles 2.3, 14.1, 15.5 or 17.7, (ii) changes or enhancements to the responsibilities and authorities of the Group Chairman during the Initial Chairman Term as provided in article 15.2, or changes or enhancements to the responsibilities of the Group Chairman after the Initial Chairman Term as provided in article 15.3 or (iii) changes or enhancements to the responsibilities and authorities of the Group CEO during the Initial CEO Term as provided in article 16.2,

may only be adopted by a resolution passed with the vote in favour of more than sixty-six percent (66%) of the total number of Directors that would be in office if none of the Board seats would be vacant and all of the Directors would be able to perform their duties.

17.6 With due observance of these articles of association, the Board may establish further rules regarding its decision-making process and working methods, its internal organisation, the composition, duties and organisation of committees and any other matters, including matters concerning the Board, the Executive Director, the Non-Executive Directors, the committees established by the Board, the Group Chairman and the Group CEO (the "**Board Rules**"). During the Initial Chairman Term and the Initial CEO Term, the Board Rules may be amended and supplemented by the Board from time to time by a resolution adopted by more than sixty-six percent (66%) of the total number of Directors that would be in office if none of the Board seats would be vacant and all of the Directors would be able to perform their duties, and thereafter they may be amended and supplemented by the Board in accordance with the terms of the Board Rules. In case a change of the Board Rules at the same time would constitute a change to these articles of association, or would conflict with any provision of these articles of association, the change shall become effective only upon a change of these articles of association.

17.7 The Board may establish such committees as it may deem necessary, which committees may consist of one or more members of the Board. The Board appoints the members of each committee and determines the tasks of each committee. The Board may, at any time, change the duties and the composition of each committee, provided that during the Initial Board Term, any such changes shall require a resolution passed with the vote in favour of more than sixty-six percent (66%) of the total number of Directors that would be in office if none of the Board seats would be vacant and all of the Directors would be able to perform their duties.

During the Initial Chairman Term and the Initial CEO Term, the Board shall constitute the following committees (the "**Board Committees**"):

17.7.1 Audit, Finance and Risk Committee;

17.7.2 Nomination, Governance and Corporate Responsibility Committee;

17.7.3 Human Resources and Compensation Committee;

17.7.4 Strategy Committee;

17.7.5 Integration Committee; and

17.7.6 Technology Committee.

17.8 Each of the aforementioned Board Committees shall, during the Initial Board Term, consist of three Directors B and two Directors A. In the event of a vacancy on any Board Committee during the Initial Board Term, the Directors A shall make a recommendation to the Nominations, Governance and Corporate Responsibility Committee of a replacement candidate if the vacancy occurs in a Board seat previously held by a Director A, and the Directors B shall make a recommendation to the Nominations, Governance and Corporate Responsibility Committee of a replacement candidate if the vacancy occurs in a Board seat previously held by a Director B. A replacement member shall not constitute a Director A or a Director B (and shall instead have undesignated status) for purposes of this article 17.8 unless such person is the Group Chairman or the Group CEO or is recommended by the Directors A (in the case of a vacancy in a Director A seat) or by the Directors B (in the case of a vacancy in a Director B seat) to fill the vacancy on the relevant Board Committee.

17.9 During the Initial Chairman Term, the Group Chairman shall chair the Nomination, Governance and Corporate Responsibility Committee and the Strategy Committee and shall be a member of the Human Resources and Compensation Committee and the Integration Committee.

For the Initial CEO Term, the Group CEO shall chair the Integration Committee and shall be a member of the Strategy Committee.

For the Initial Board Term, the Human Resources and Compensation Committee and the Audit, Finance and Risk Committee shall each be chaired by a Non-Executive Director A, and the Technology Committee shall be chaired by a Non-Executive Director B.

17.10 Meetings of the Board or any Board committees may be held by means of an assembly of the Directors in person at a formal meeting or by conference call, video conference or by any other means of communication, provided that all Directors participating in such meeting are able to communicate with each other simultaneously. Participation in a meeting held in any of the above ways shall constitute presence at such meeting.

17.11 Board resolutions and Board committee resolutions may also be adopted outside a formal meeting, in writing, provided that the proposal concerned is submitted in writing to all Directors or members of such Board committee, as applicable, then in office and none of them objects to the proposed manner of adopting resolutions. Adoption of resolutions in writing shall be effected by written statements from all Directors or Board committee members, as applicable, which are then in office.

18   Representation; conflict of interest

18.1 The Company shall be represented by the Board. The Executive Director shall also be authorised to represent the Company.

18.2 The Board may appoint persons with general or limited power to represent the Company. Each such person shall be competent to represent the Company, subject to the restrictions imposed on him. The Board shall determine each such person's title.

18.3 In the event of a conflict of interest between the Company and one or more Directors, the provisions of article 18.1 shall continue to apply unimpaired, unless the General Meeting has designated one or more other persons to represent the Company in the case at hand in the event of such a conflict.

19   Approval of Board resolutions

19.1 Resolutions of the Board entailing a significant change in the identity or character of the Company or its business are subject to the approval of the General Meeting, including in any case:

(a)   the transfer of all or nearly all of the business of the Company to a third party;

(b)   entering into or termination of long-term co-operations of the Company or a Subsidiary with any other legal entity or company or as fully liable partner in a limited partnership or general partnership, if this co-operation or termination is of major significance for the Company; and

(c)   acquiring or disposing of participating interests in the capital of a company of at least one-third of the sum of the assets of the Company as shown on its balance sheet plus explanatory notes or, if the Company prepares a consolidated balance sheet, its consolidated balance sheet plus explanatory notes according to the last adopted annual accounts of the Company, by the Company or a Subsidiary.

19.2 The absence of approval by the General Meeting of a resolution as referred to in article 19.1 shall not affect the authority of the Board or an Executive Director to represent the Company.

20   Vacancy or inability to act

If a seat on the Board is vacant or a Director is unable to perform his duties, the remaining Directors' or Director's duties, rights and abilities shall be unchanged from that which existed prior to such vacancy or inability of a Director to perform duties, provided that if the seat for the Group CEO is vacant or the Group CEO is unable to perform his duties, the Group CEO's duties and responsibilities shall be temporarily fulfilled by the Non-Executive Directors or by a person to be designated for that

purpose by the Non-Executive Directors. If all seats on the Board are vacant or all Directors or the sole Director, as the case may be, are unable to perform their duties, the management of the business and affairs of the Company shall be temporarily entrusted to one or more persons designated for that purpose by the General Meeting.

21   Indemnity

21.1   Subject to the provisions of article 21.3, the Company shall indemnify each current and former Director who is conducting a defense against (threatening) claims or who is subject to (threatening) investigations based on acts or failures to act in the exercise of his or her duties or any other duties currently or previously performed by him or her at the Company's request, or who is appearing in other legal proceedings in which he or she is involved as a current or former Director or based on any other duties currently or previously performed by him or her at the Company's request, with the exception of proceedings primarily aimed at pursuing a claim on his or her own behalf (not including any claim for recourse in relation to claims or investigations referred to above in this article 21.1) against all costs and expenses reasonably incurred by him or her and shall pay any damages or fines payable by the (former) Director as a result of an act or failure to act as referred to above in this article 21.1. This indemnification shall also apply to any claims by the Company or by a shareholder of the Company.

21.2   Costs, damages and fines incurred by the (former) Director as referred to under article 21.1 shall be paid by the Company upon having received a specification of those costs, damages and fines subject to an undertaking in writing by the (former) Director that he or she shall repay any reimbursed amount to the Company if it shall ultimately be determined that he or she is not entitled to indemnification under the provisions of this article 21 or if and to the extent an insurer subsequently also pays out the costs, damages and/ or fines to the (former) Director.

21.3   There shall be no entitlement to indemnity under this article 21:

(a)   if and to the extent the laws of the Netherlands would not permit such indemnification;

(b)   if and to the extent a competent court has established in a final and conclusive decision that the act or failure to act of the (former) Director may be characterized as wilful (*opzettelijk*), intentionally reckless (*bewust roekeloos*) or seriously culpable (*ernstig verwijtbaar*), unless the laws of the Netherlands provide otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

(c)   if and to the extent the costs, damages or fines payable by the (former) Director are covered by any liability insurance and the insurer has paid out the costs, damages or fines.

21.4   An amendment of this article 21 shall not prejudice any rights of a (former) Director if acquired under this article 21 before such amendment, unless the (former) Director specifically agrees with such amendment. If there is no specific agreement, the obligations of the Company under this article 21 shall apply as if the amendment was not implemented but only insofar as such amendment is a deterioration of the rights of such (former) Director. The indemnity shall also be for the benefit of any heirs of the (former) Director.

21.5   The relevant (former) Director shall follow the Company's instructions relating to the manner of his or her defense and consult with the Company in advance about the manner of such defense. The person concerned shall not: (i) acknowledge any personal liability, (ii) waive any defense, or (iii) agree on a settlement, without the Company's prior written consent.

21.6   The Company may take out liability insurance for the benefit of the (former) Directors. In case the Company has taken out liability insurance for the benefit of the (former) Director, the (former) Director shall, to the extent reasonable, act in accordance with the provisions of the insurance policy.

21.7   Any rights and obligations under this article 21 shall be governed by the laws of the Netherlands. Disputes between the Company and a (former) Director arising in relation to this indemnity shall be

finally settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute. The arbitral tribunal shall be composed of three arbitrators. The place of arbitration shall be Amsterdam. The procedure shall be conducted in the English language. The arbitral tribunal shall decide in accordance with the rules of law (*naar de regelen des rechts*).

21.8   The Board may, by agreement or otherwise, give further implementation to the indemnity.

CHAPTER IX

FINANCIAL YEAR AND ANNUAL ACCOUNTS; PROFITS AND DISTRIBUTIONS

22   **Financial year and annual accounts**

22.1   The Company's financial year shall be the calendar year.

22.2   Annually, not later than four (4) months after the end of the financial year, the Board shall prepare annual accounts, and shall deposit the same for inspection by the Shareholders at the Company's office.

22.3   Within the same period, the Board shall also deposit the annual report for inspection by the Shareholders.

22.4   The annual accounts shall consist of a balance sheet, a profit and loss account and explanatory notes.

22.5   The annual accounts shall be signed by the Directors. If the signature of one or more of them is missing, this shall be stated and reasons for this omission shall be given.

22.6   The Company shall appoint an accountant to audit the annual accounts. Such appointment shall be made by the General Meeting. If it does not proceed thereto, then the Board shall be authorised to make such appointment. The appointment may be revoked by the General Meeting as well as, in case the appointment was made by the Board, by the Board. The appointment may be revoked for sound reasons only; such reasons shall not include a difference in opinion with regard to reporting methods or audit activities.

22.7   The Company shall ensure that the annual accounts and, insofar as required, the annual report and the information to be added by virtue of the laws of the Netherlands are kept at its office as from the day on which notice of the annual General Meeting of Shareholders is given in which the annual accounts and the annual report shall be discussed and in which the adoption of the annual accounts shall be resolved upon. Shareholders may inspect the documents at that place and obtain a copy free of charge.

22.8   The annual accounts, the annual report, the information to be added by virtue of the laws of the Netherlands and the audit by an accountant, as well as deposition of documents at the Dutch Trade Register, shall furthermore be subject to the provisions of Book 2, Title 9, of the Dutch Civil Code.

23   **Adoption of the annual accounts and release from liability**

23.1   The General Meeting shall adopt the annual accounts.

23.2   At the General Meeting of Shareholders at which it is resolved to adopt the annual accounts, any proposals concerning release of the Executive Directors from liability for the management of the Company or the [Topco] Group or concerning the release of the Non-Executive Directors for their supervision thereof, insofar as the exercise of their duties is reflected in the annual accounts or otherwise disclosed to the General Meeting prior to the adoption of the annual accounts, shall be brought up separately for discussion at such General Meeting of Shareholders or at a subsequent General Meeting of Shareholders.

24   **Profits and distributions**

24.1   Out of the profits earned in a financial year, primarily and insofar as possible, a preferred dividend (the "**Preferred Dividend**") is paid on each Preference Share in an amount equal to (i) twelve (12) months

EURIBOR, increased by (ii) a premium to be determined by the Board in line with market conditions per the date of the first issue of the Preference Shares with a maximum of five hundred basis points (500 bps), per annum, calculated over:

(c)   the nominal amount paid on a Preference Share; and

(d)   any missing Preferred Dividend, to be calculated for this purpose over the period ending on the day this amount is made payable.

If, in a financial year, no profit is made or the profits are insufficient to allow the distribution provided for in the preceding sentence, the deficit shall be paid at the expense of the profits earned in following financial years or, if possible, at the expense of any freely distributable reserve of the Company.

24.2   The Board shall, in its sole discretion, determine which part of the profits remaining after application of article 24.1 shall be reserved.

24.3   The allocation of profits remaining after application of articles 24.1 and 24.2 shall be determined by the General Meeting, provided that no further distributions shall be made on the Preference Shares.

24.4   Distribution of profits shall be made after adoption of the annual accounts if permissible under the laws of the Netherlands given the contents of the annual accounts.

24.5   The Board may resolve to make interim dividend distributions only to the extent that the requirements set forth in article 24.1 are satisfied as apparent from the interim statement of assets and liabilities referred to in article 24.9.

24.6   The General Meeting may resolve to make distributions at the expense of any reserve of the Company, provided that such resolution can only be adopted at the proposal of the Board.

24.7   Distributions on Shares payable in cash shall be paid in euro, unless the Board determines that payment shall be made in another currency.

24.8   Any distribution on Shares may be paid in kind in the form of Shares instead of in cash, provided that this will at all times require the approval of the Board and, if and to the extent the Board is not authorised to issue Shares and to limit or exclude the rights of pre-emption, a resolution of the body of the Company authorised to issue Shares and to limit or exclude the rights of pre-emption.

24.9   Distributions on Shares may be made only up to an amount which does not exceed the amount of the Distributable Equity and, if it concerns an interim dividend distribution or distribution at the expense of any reserve of the Company, compliance with this requirement will be evidenced by an interim statement of assets and liabilities as referred to in Section 2:105, subsection 4, of the Dutch Civil Code. The Company shall deposit the statement of assets and liabilities at the office of the Dutch Trade Register within eight (8) days after the day on which the resolution to make the distribution is published.

24.10   The date of payment of a distribution on Shares shall be determined by the body of the Company authorised to resolve on such distribution on Shares. A claim of a Shareholder for payment of a distribution on Shares shall be barred after five (5) years have elapsed from the date such payment became due.

24.11   No distributions shall be made on Shares held by the Company in its own capital, unless these Shares have been pledged or a usufruct has been created in these Shares and the authority to collect distributions or the right to receive distributions, respectively, accrues to the pledgee or the usufructuary, respectively. For the computation of distributions, the Shares, on which no distributions shall be made pursuant to this article 24.11, shall not be taken into account.

CHAPTER X

THE GENERAL MEETING

25   Annual General Meeting of Shareholders

25.1   The annual General Meeting of Shareholders shall be held within six (6) months after the end of the financial year.

25.2   The agenda for this annual General Meeting of Shareholders shall in any case contain the following business to be discussed:

(a)   discussion of the annual report;

(b)   discussion and adoption of the annual accounts;

(c)   release from liability of the Executive Director for his or her management during the financial year concerned and of the Non-Executive Directors for their supervision thereon;

(d)   appointments for any vacancies on the Board; and

(e)   allocation of profits.

The agenda shall furthermore contain other business presented for discussion by the Board or by Shareholders taking into account the provisions of these articles of association and announced with due observance of the provisions of article 27.

26   Other General Meetings of Shareholders

26.1   Other General Meetings of Shareholders shall be held as often as the Board or the Group CEO deems necessary, without prejudice to the provisions of this article 26.

26.2   Shareholders representing in the aggregate at least one-tenth of the Company's issued capital may request the Board to convene a General Meeting of Shareholders, stating specifically the business to be discussed.

26.3   Within three (3) months of it becoming apparent to the Board that the equity of the Company has decreased to an amount equal to or lower than one-half of the paid-up part of the capital, a General Meeting shall be held to discuss any requisite measures.

27   Notice, agenda and venue of meetings

27.1   Notice of General Meetings of Shareholders shall be given by the Board.

27.2   Notice of the meeting shall be given upon a term of at least forty-two (42) days prior to the day of the meeting.

27.3   The notice of the meeting shall always contain or be accompanied by the agenda for the meeting or shall mention where such agenda can be obtained, which shall, in any event, be at the offices of the Company in the Netherlands, without prejudice to the statutory provisions regarding reduction of the issued capital and amendment of the articles of association.

27.4   Items for which a written request has been filed to discuss at the General Meeting of Shareholders, by one or more holders of Shares, alone or jointly representing at least one-hundredth part of the Company's issued share capital or, according to the applicable official price list of the New York Stock Exchange, the Frankfurt Stock Exchange or any other stock exchange where Shares or depositary receipts of Shares are listed, a value of at least fifty million euro (EUR 50,000,000), or such other part of the Company's issued capital as may be required in this respect by the laws of the Netherlands from time to time, shall be included in the notice or announced in the same manner, provided that the

Company received the substantiated request or a proposal for a resolution no later than on the sixtieth (60th) day before the date of the meeting.

27.5 A General Meeting of Shareholders shall be convened by electronic means of communication which is directly and permanently accessible until the meeting and furthermore in such other manner as may be required to comply with any applicable rules of the New York Stock Exchange, the Frankfurt Stock Exchange and any other stock exchange where Shares or depositary receipts of Shares are listed.

27.6 In addition to the provisions of article 27.5, the notice convening the meeting shall be sent to the addresses of the Shareholders shown in the register of Shareholders. With the consent of a Shareholder or the pledgee or usufructuary with voting rights, the notice of the meeting may also be given by a legible and reproducible message sent through electronic means of communication to the address provided for the purposes hereof by that Shareholder, pledgee or usufructuary to the Company.

27.7 General Meetings of Shareholders shall be conducted in the English language and are held in the municipality in which, according to these articles of association, the Company has its official seat, at Schiphol airport (municipality of Haarlemmermeer, the Netherlands), in any of the other territories of the municipality of Haarlemmermeer, the Netherlands or in any other municipality in the Netherlands. General Meetings of Shareholders may also be held elsewhere, in which case valid resolutions of the General Meeting may only be adopted if all of the Company's issued capital is present or represented.

28   Admittance and rights at meetings

28.1 Each Shareholder shall be entitled to attend the General Meetings of Shareholders, to address the meeting and, if the voting rights accrue to him, to exercise his voting rights, provided that the Board has been notified in writing of the intention to attend the meeting. Such notice must be received by the Board not later than on the date specified in the notice of the meeting.

28.2 The right to participate in the meeting in accordance with the provisions of article 28.1 may be exercised by a proxy authorised in writing, provided that the power of attorney has been received by the Board not later than on the date specified in the notice of the meeting. The requirement that the proxy must be in writing is complied with if the proxy is recorded electronically. The power of attorney may be provided to the Board by electronic means of communication.

28.3 If the voting rights attributable to a Share accrue to the usufructuary or the holder of a right of pledge on Shares, instead of to the holder of Shares, the holder of Shares shall likewise be authorised to attend the General Meeting of Shareholders and to address such meeting, provided that the Board has been notified of the intention to attend the meeting in accordance with the provisions of article 28.1. The provisions of article 28.2 shall apply correspondingly.

28.4 The persons who, on the twenty-eighth (28th) day before the day of the relevant General Meeting of Shareholders (the **"record date"**), are entitled to participate in and exercise voting rights at a General Meeting of Shareholders and have their names recorded as such in a register designated by the Board for that purpose, will be considered entitled to participate in and exercise voting rights at the relevant General Meeting of Shareholders in respect of those Shares, irrespective of who is entitled to the underlying Shares or depositary receipts of Shares at the actual time of the relevant General Meeting of Shareholders.

28.5 The Board may determine that the rights in respect of attending meetings referred to in article 28.1 may be exercised by electronic means of communication, either in person or by a proxy authorised in writing. In order to do so, a person entitled to attend the meeting must, through the electronic means of communication, be identifiable, be able to directly observe the proceedings at the meeting, be able to participate in the discussions and, if the voting rights accrue to him, be able to exercise his voting rights. The Board may attach conditions to the use of the electronic means of communication, which conditions shall be announced with the notice of the meeting.

28.6 At a meeting, each person present with voting rights, or his proxy authorised in writing, must sign the attendance list. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting. The names of the persons who participate in the meeting pursuant to article 28.5 shall be added to the attendance list.

28.7 The Directors shall, as such, have the right to give advice in the General Meetings of Shareholders.

28.8 The chairman of the meeting shall decide on the admittance of other persons to the meeting.

29   Chairman and secretary of the meeting

29.1 General Meetings of Shareholders shall be presided over by the Group Chairman or, in the event of his absence, the Group Vice-Chairman or such other Director as may be appointed by the Group Chairman or, failing such appointment, by majority vote of the Directors present at the meeting.

29.2 If the chairman of the meeting has not been appointed in accordance with the provisions of article 29.1, the General Meeting itself shall appoint a chairman of the meeting. Until that moment, a member of the Board appointed for that purpose by the Board shall act as chairman of the meeting.

29.3 The chairman of the meeting shall appoint a secretary for the meeting.

30   Minutes; recording of Shareholders' resolutions

30.1 The secretary of a General Meeting of Shareholders shall keep minutes of the proceedings at the meeting. The minutes shall be adopted by the chairman and the secretary of the meeting and as evidence thereof shall be signed by them.

30.2 The chairman of the meeting or those who convened the meeting may determine that a notarial record must be prepared of the proceedings at the meeting. The notarial record shall be co-signed by the chairman of the meeting.

30.3 The Board shall keep record of all resolutions adopted by the General Meeting. If the Board is not present or represented at a meeting, the chairman of the meeting shall ensure that the Board is provided with a transcript of the resolutions adopted, as soon as possible after the meeting. The records shall be deposited at the Company's office for inspection by the Shareholders. On application, each of them shall be provided with a copy of or an extract from the records at not more than cost price.

31   Adoption of resolutions in a meeting

31.1 Each Share confers the right to cast one vote.

31.2 To the extent that the laws of the Netherlands or these articles of association do not provide otherwise, all resolutions of the General Meeting shall be adopted by a simple majority of the votes cast, without a quorum being required. In the event that a quorum is required pursuant to the laws of the Netherlands or these articles of association, Shares held in excess of the Voting Limitation shall not be counted as present at the General Meeting of Shareholders and shall not be counted as outstanding Shares of the Company for purposes of determining whether there is a quorum, unless and only to the extent that the Voting Limitation has ceased to apply pursuant to article 34.2.

31.3 If there is a tie in voting, the proposal shall be deemed to have been rejected, without prejudice to the provisions of article 32.3.

31.4 If the formalities for convening and holding of General Meetings of Shareholders, as prescribed by the laws of the Netherlands or these articles of association, have not been complied with, valid resolutions of the General Meeting may only be adopted in a meeting, if in such meeting all of the Company's issued capital is present or represented and such resolutions are carried by unanimous vote.

31.5 When determining how many votes are cast by Shareholders, how many Shareholders are present or represented, or what portion of the Company's issued capital is present or represented, no account shall

be taken of Shares for which no vote can be cast pursuant to the laws of the Netherlands or these articles of association.

32   Voting

32.1   All voting shall take place orally. The chairman is, however, entitled to decide that votes be cast by a secret ballot. Any vote on a person at a General Meeting of Shareholders can only be made if the name of that person has been placed on the agenda for that meeting at the time the notice for that meeting is given. If it concerns the holding of a vote on persons, anyone present at the meeting with voting rights may demand a vote by a secret ballot. Votes by secret ballot shall be cast by means of secret, unsigned ballot papers.

32.2   Blank and invalid votes shall not be counted as votes.

32.3   If a majority of the votes cast is not obtained in an election of persons, a second free vote shall be taken. If a majority is not obtained again, further votes shall be taken until either one person obtains a majority of the votes cast or the election is between two persons only, both of whom receive an equal number of votes. In the event of such further elections (not including the second free vote), each election shall be between the candidates in the preceding election, with the exclusion of the person who received the smallest number of votes in such preceding election. If in the preceding election more than one person has received the smallest number of votes, it shall be decided which candidate should not participate in the new election by randomly choosing a name. If votes are equal in an election between two persons, it shall be decided who is elected by randomly choosing a name.

32.4   Resolutions may be adopted by acclamation if none of the persons with voting rights present or represented at the meeting objects.

32.5   The Board may decide that each person entitled to vote is authorised to vote by electronic means of communication, either in person or by proxy. In such case, it shall be required that the person entitled to vote can be identified through the electronic means of communication and can take knowledge of the discussions at the meeting directly. The Board may attach conditions to the use of the electronic means of communication, which conditions will be announced when convening the meeting and will be published on the Company's website.

32.6   The chairman's decision at the meeting on the result of a vote shall be final and conclusive. However, if the correctness of such decision is challenged immediately after it is pronounced, a new vote shall be taken if either the majority of the persons with voting rights present or represented at the meeting or, where the original vote was not taken by roll call or in writing, any person with voting rights present or represented at the meeting, so demands. The legal consequences of the original vote shall be made null and void by the new vote.

33   Meetings of holders of Preference Shares

33.1   Meetings of holders of Preference Shares are held as frequently as a resolution is required by the meeting in question and as frequently as is deemed desirable by the Board, or by one or more holder(s) of Preference Shares.

33.2   The provisions of articles 25 through 32 apply mutatis mutandis, provided that (i) the convocation shall be made no later than on the eighth (8th) day preceding the meeting, (ii) in deviation from the provisions of article 29, the meeting of holders of Preference Shares shall appoint its own chairman and (iii) the convocation will be made by means of a notice of the meeting at the addresses of the holders of Preference Shares listed in the shareholders' register or to the extent the holder of Preference Shares consents thereto, he/she may be notified by a legible message sent electronically to the address that he/she has given to the Company for this purpose.

CHAPTER XI

LIMITATIONS ON VOTING AND OWNERSHIP

34   Voting limitation

34.1   Notwithstanding any other provision of these articles of association and unless and until such Person has complied in full with all Shareholder Voting Obligations, (1) no Person, either alone or together with its Related Persons, as of any record date for the determination of Shareholders entitled to vote on any matter, shall be entitled to vote or cause the voting of Shares beneficially owned by such Person or its Related Persons, in person or by proxy or through any voting agreement or other arrangement, to the extent such Shares entitle the holder(s) thereof to cast more than twenty percent (20%) of all votes that may be cast on such matter, without giving effect to this article 34 (such threshold being hereinafter referred to as the "**Voting Limitation**") and the Company shall disregard any such votes purported to be cast in excess of the Voting Limitation and (2) if any Person, either alone or together with its Related Persons, is a party to any agreement, plan or other arrangement relating to Shares entitling the holder thereof to vote on any matter with any other Person, either alone or together with its Related Persons, under circumstances that would result in Shares that would be subject to such agreement, plan or other arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, but for this article 34, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Shares entitling the holder(s) thereof to cast votes that would exceed twenty percent (20%) of all votes that may be cast on any matter (assuming that all Shares that are subject to such agreement, plan or other arrangement will not entitle the holder(s) thereof to cast votes on such matter) (the "Recalculated Voting Limitation"), then the Person, either alone or together with its Related Persons, shall not be entitled to vote or cause the voting of Shares beneficially owned by such Person, either alone or together with its Related Persons, in person or by proxy or through any voting agreement or other arrangement, to the extent that such Shares represent in the aggregate more than the Recalculated Voting Limitation, and the Company shall disregard any such votes purported to be cast in excess of the Recalculated Voting Limitation.

34.2   The Voting Limitation and the Recalculated Voting Limitation, as applicable, shall apply to each Person unless and until it has complied in full with each of the following obligations (jointly the "**Shareholder Voting Obligations**"):

(a)   such Person shall have delivered to the Board a notice in writing, not less than forty-five (45) days (or such shorter period as the Board shall expressly consent to) prior to any vote, of such Person's intention, either alone or together with its Related Persons, to vote or cause the voting of Shares beneficially owned by such Person or its Related Persons, in person or by proxy or through any voting agreement or other arrangement, in excess of the Voting Limitation or the Recalculated Voting Limitation, as applicable; and

(b)   such Person shall have obtained a written confirmation from the Board that (i) the Board has resolved to expressly permit such voting, (ii) such resolution has been filed with, and approved by, the SEC under Section 19(b) of the Exchange Act, and has become effective thereunder and (iii) such resolution has been filed with, and to the extent required, approved by, each European Regulator having appropriate jurisdiction and authority.

34.3   Subject to its fiduciary obligations under applicable law, the Board shall not adopt any resolution pursuant to article 34.2 unless the Board shall have determined that:

(a)   the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Person, either alone or together with its Related Persons, (i) will not impair the ability of any U.S. Regulated Subsidiary, the Company, NYSE Group (if and to the extent that NYSE Group continues to exist as a separate entity) or ISE Holdings (if and to the extent that ISE Holdings continues to exist as a separate entity) to discharge

their respective responsibilities under the Exchange Act and the rules and regulations thereunder, (ii) will not impair the ability of any European Market Subsidiary, the Company or Euronext (if and to the extent that Euronext continues to exist as a separate entity) to discharge their respective responsibilities under the European Exchange Regulations and (iii) is otherwise in the best interests of (w) the Company, (x) its Shareholders, (y) the U.S. Regulated Subsidiaries and (z) the European Market Subsidiaries;

(b)   the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Person, either alone or together with its Related Persons, will not impair (i) the SEC's ability to enforce the Exchange Act or (ii) the European Regulators' ability to enforce the European Exchange Regulations;

(c)   in the case of a resolution to approve the exercise of voting rights in excess of twenty percent (20%) of all votes that may be cast on such matter, (i) neither such Person nor any of its Related Persons (x) is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) (any such person subject to statutory disqualification being referred to in these articles of association as a "U.S. Disqualified Person") or (y) has been determined by a European Regulator to be in violation of laws or regulations adopted in accordance with the European Directive on Markets in Financial Instruments applicable to any European Market Subsidiary requiring such person to act fairly, honestly and professionally (any such person, failing to meet such standard being referred to in these articles of association as a "European Disqualified Person"), (ii) for so long as the Company directly or indirectly controls NYSE Arca or NYSE Arca Equities or any facility of NYSE Arca, neither such Person nor any of its Related Persons is an ETP Holder (as defined in the NYSE Arca Equities rules of NYSE Arca, as such rules may be in effect from time to time) of NYSE Arca Equities (any such Person that is a Related Person of an ETP Holder shall hereinafter also be deemed to be an "ETP Holder" for purposes of these articles of association, as the context may require) or an OTP Holder or OTP Firm (each as defined in the rules of NYSE Arca, as such rules may be in effect from time to time) of NYSE Arca (any such Person that is a Related Person of an OTP Holder or OTP Firm shall hereinafter also be deemed to be an "OTP Holder" or "OTP Firm", as appropriate, for purposes of these articles of association, as the context may require), (iii) for so long as the Company directly or indirectly controls New York Stock Exchange LLC or NYSE Market, Inc., neither such Person nor any of its Related Persons is a "member" or "member organization" (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) (any such Person that is a Related Person of such member or member organization shall hereinafter also be deemed to be a "NYSE Member" for purposes of these articles of association, as the context may require), (iv) for so long as the Company directly or indirectly controls NYSE Amex LLC (or its successor), neither such Person nor any of its Related Persons is a "member," as defined in Sections 3(a)(3)(A)(i), 3(a)(3)(A)(ii), 3(a)(3)(A)(iii) and 3(a)(3)(A)(iv) of the Exchange Act, of NYSE Amex LLC (or its successor) (an "Amex Member"), (v) for so long as the Company directly or indirectly controls ISE, neither such Person nor any of its Related Persons is a "Member" (as such term is defined in Section 3(a)(3)(A) of the Exchange Act) of ISE (an "ISE Member"), (vi) for so long as the Company directly or indirectly controls EDGA, neither such Person nor any of its Related Persons is an "Member" of EDGA (as such term is defined in the rules of EDGA) (an "EDGA Member"), and (vi) for so long as the Company directly or indirectly controls EDGX, neither such Person nor any of its Related Persons is a "Member" of EDGX (as such term is defined in the rules of EDGX) (an "EDGX Member") (any Person that is a Related Person of a NYSE Member, Amex Member, ISE Member, EDGA Member or EDGX Member shall hereinafter also be deemed to be a NYSE Member, Amex Member, ISE Member, EDGA Member or EDGX Member, as applicable, for purposes of these articles of association, as the context may require); and

(d)   in the case of a resolution to approve the entering into of an agreement, plan or other arrangement under circumstances that would result in Shares that would be subject to such agreement, plan or other arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, but for this article 34, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Shares entitling the holder(s) thereof to cast votes that would exceed twenty percent (20%) of all votes that may be cast on such matter (assuming that all Shares that are subject to such agreement, plan or other arrangement will not entitle the holder(s) thereof to cast votes on such matter), (i) neither such Person nor any of its Related Persons is (x) a U.S. Disqualified Person or (y) a European Disqualified Person, (ii) for so long as the Company directly or indirectly controls NYSE Arca or NYSE Arca Equities or any facility of NYSE Arca, neither such Person nor any of its Related Persons is an ETP Holder, OTP Holder or an OTP Firm, (iii) for so long as the Company directly or indirectly controls New York Stock Exchange LLC or NYSE Market, Inc., neither such Person nor any of its Related Persons is a NYSE Member, (iv) for so long as the Company directly or indirectly controls NYSE Amex LLC, neither such Person nor any of its Related Persons is, with respect to NYSE Amex LLC, an Amex Member, (v) for so long as the Company directly or indirectly controls ISE, neither such Person nor any of its Related Persons is an ISE Exchange Member, (vi) for so long as the Company directly or indirectly controls EDGA, neither such Person nor any of its Related Persons is an EDGA Member, and (vi) for so long as the Company directly or indirectly controls EDGX, neither such Person nor any of its Related Persons is an EDGX Member.

34.4   In making such determinations, the Board may impose such conditions and restrictions on such Person and its Related Persons owning any Shares entitling the holder(s) thereof to cast votes on any matter as the Board may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of (i) the Exchange Act, (ii) the European Exchange Regulations and (iii) the governance of the Company.

34.5   If and to the extent that Shares beneficially owned by any Person or its Related Persons are held of record by any other Person, this article 34 shall likewise be enforced against such record holder by limiting the votes entitled to be cast by such record holder in a manner that will accomplish the Voting Limitation and the Recalculated Voting Limitation applicable to such Person and its Related Persons.

34.6   This article 34 shall not apply to (i) any solicitation of any revocable proxy from any Shareholder by or on behalf of the Company or by any officer or Director of the Company acting on behalf of the Company or (ii) any solicitation of any revocable proxy from any Shareholder by any other Shareholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Exchange Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Exchange Act, with respect to which this article 34 shall apply).

34.7   For purposes of this article 34, no Person shall be deemed to have any agreement, arrangement or understanding to act together with respect to Shares solely because such Person or any of such Person's Related Persons has or shares the power to vote or direct the voting of such Shares as a result of (i) any solicitation of any revocable proxy from any Shareholder by or on behalf of the Company or by any officer or Director of the Company acting on behalf of the Company or (ii) any solicitation of any revocable proxy from any Shareholder by any other Shareholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Exchange Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Exchange Act, with respect to which this article 34 shall apply), except if such power (or the arrangements relating thereto) is then reportable under Item 6 of Schedule 13D under the Exchange Act (or any similar provision of a comparable or successor report).

34.8   In these articles of association, the term "Related Persons" shall mean with respect to any Person:

(a)   any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Exchange Act);

(b)   any other Person(s) with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of Shares;

(c)   in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or Director of such Person and, in the case of a Person that is a partnership or a limited liability company, any general partner, managing member or manager of such Person, as applicable;

(d)   in the case of a Person that is a "member organization" (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time), any NYSE Member that is associated with such Person (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

(e)   in the case of a Person that is an OTP Firm, any OTP Holder that is associated with such Person (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

(f)   in the case of a Person that is a natural person, any relative or spouse of such natural Person, or any relative of such spouse who has the same home as such natural Person or who is a Director or officer of the Company or any of its parents or subsidiaries;

(g)   in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), or a Director of a company, corporation or similar entity, such company, corporation or entity, as applicable;

(h)   in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable;

(i)   in the case of a Person that is a NYSE Member, the "member organization" (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) with which such Person is associated (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

(j)   in the case of a Person that is an OTP Holder, the OTP Firm with which such Person is associated (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

(k)   in the case of any Person that is an ISE Member, any broker or dealer with which such Person is associated;

(l)   in the case of any Person that is an EDGA Member, the "person associated with a Member" or "associated person of a Member" (as defined in the rules of EDGA Exchange, Inc.); and

(m)   in the case of any Person that is an EDGX Member, the "person associated with a Member" or "associated person of a Member" (as defined in the rules of EDGX Exchange, Inc).

34.9   In these articles of association, the term "beneficially owned", including all derivative or similar words, shall have the meaning set forth in Rules 13d-3 and 13d-5 under the Exchange Act.

35   Ownership Concentration Limitation

35.1   Except as otherwise provided in this article 35, any Person who, either alone or together with its Related Persons, shall at any time beneficially own Shares entitling the holder(s) thereof to cast votes representing in the aggregate more than forty percent (40%) of all votes that may be cast on any matter

(or, if such Person, either alone or together with its Related Persons, is a NYSE Member, an Amex Member, an ETP Holder of NYSE Arca Equities or an OTP Holder or OTP Firm of NYSE Arca, an ISE Member, an EDGA Member or an EDGX Member, twenty percent (20%) of all votes that may be cast on any matter) (the "**Concentration Limitation**"), shall be obligated to offer for sale and to transfer Shares in accordance with this article 35.

35.2   The Concentration Limitation shall apply to each Person unless and until it has complied in full with each of the following obligations (jointly the "**Shareholder Concentration Obligations**"):

(a)   such Person shall have delivered to the Board a notice in writing, not less than forty-five (45) days (or such shorter period as the Board shall expressly consent to) prior to the acquisition of any Shares that would cause such Person (either alone or together with its Related Persons) to exceed the Concentration Limitation, of such Person's intention to acquire such ownership; and

(b)   such Person shall have obtained a written confirmation from the Board that (i) the Board has resolved to expressly permit such ownership, (ii) such resolution has been filed with, and approved by, the SEC under Section 19(b) of the Exchange Act and has become effective thereunder and (iii) such resolution has been filed with, and to the extent required, approved by, each European Regulator having appropriate jurisdiction and authority.

35.3   Subject to its fiduciary obligations under applicable law, the Board shall not adopt any resolution pursuant to article 35.2(b) unless the Board shall have determined that:

(a)   such acquisition of beneficial ownership by such Person, either alone or together with its Related Persons, (i) will not impair the ability of any U.S. Regulated Subsidiary, the Company, NYSE Group (if and to the extent that NYSE Group continues to exist as a separate entity) or ISE Holdings (if and to the extent that ISE Holdings continues to exist as a separate entity) to discharge their respective responsibilities under the Exchange Act and the rules and regulations thereunder, (ii) will not impair the ability of any European Market Subsidiary, the Company or Euronext (if and to the extent that Euronext continues to exist as a separate entity) to discharge their respective responsibilities under the European Exchange Regulations and (iii) is otherwise in the best interests of (w) the Company, (x) its Shareholders, (y) the U.S. Regulated Subsidiaries and (z) the European Market Subsidiaries;

(b)   such acquisition of beneficial ownership by such Person, either alone or together with its Related Persons, will not impair (i) the SEC's ability to enforce the Exchange Act or (ii) the European Regulators' ability to enforce the European Exchange Regulations. In making such determinations, the Board may impose such conditions and restrictions on such Person and its Related Persons owning any Shares entitling the holder(s) thereof to vote on any matter as the Board may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of (x) the Exchange Act, (y) the European Exchange Regulations and (z) the governance of the Company;

(c)   neither such Person nor any of its Related Persons is (i) a U.S. Disqualified Person or (ii) a European Disqualified Person;

(d)   for so long as the Company directly or indirectly controls NYSE Arca or NYSE Arca Equities or any facility of NYSE Arca, neither such Person nor any of its Related Persons is an ETP Holder or an OTP Holder or OTP Firm;

(e)   for so long as the Company directly or indirectly controls New York Stock Exchange LLC or NYSE Market, Inc., neither such Person nor any of its Related Persons is a NYSE Member;

(f)   for so long as the Company directly or indirectly controls NYSE Amex LLC, neither such Person nor any of its Related Persons is an AMEX Member;

(g)   for so long as the Company directly or indirectly controls ISE, neither such Person nor any of its Related Persons is an ISE Member;

(h)   for so long as the Company directly or indirectly controls EDGA, neither such Person nor any of its Related Persons is an EDGA Member; and

(i)   for so long as the Company directly or indirectly controls EDGX, neither such Person nor any of its Related Persons is an EDGX Member.

35.4   Unless the conditions specified in article 35.2 are met, if any Person, either alone or together with its Related Persons, at any time beneficially owns Shares entitling the holder(s) thereof to cast votes on any matter in excess of the Concentration Limitation, such Person and its Related Persons who are Shareholders shall be obligated to offer for sale and to transfer that number of Shares necessary so that such Person, together with its Related Persons, shall beneficially own a number of Shares entitling the holder(s) thereof to cast votes on any matter which is in the aggregate no more than the Concentration Limitation. Such Person may sell and transfer the relevant Shares on any stock exchange where Shares are listed or in any other manner as such Person may elect.

35.5   If any Person who is obligated to offer for sale and to transfer Shares pursuant to article 35.4 requests within two weeks after having become so obligated, that the value of the relevant Shares be determined by an independent expert, (i) such Person will be obligated to sell the relevant Shares on any stock exchange where Shares are listed, and (ii) the value of such shares shall be determined by an independent expert to be appointed by such Person and the Company jointly. If such Person and the Company should fail to reach agreement within five (5) Business Days after the request of such Person to appoint an independent expert, either party may institute proceedings requesting the cantonal sector of the Court (sector kanton van de rechtbank) in Amsterdam to appoint an independent expert. For the purposes of this provision, it shall be sufficient if the independent expert determines that the value of the Shares offered for sale and (to be) transferred by such Person shall be equal to the price (to be) received for such Shares by such Person on any stock exchange where Shares are listed. The expenses incurred in connection with the appointment and/or remuneration of the independent expert shall be for the account of the Person obligated to offer for sale and to transfer Shares pursuant to article 35.4.

35.6   To the extent that a Person, either alone or together with its Related Persons, shall at any time beneficially own Shares entitling the holder(s) thereof to cast votes on any matter in excess of the Concentration Limitation, unless and until a Person has complied in full with all Shareholder Concentration Obligations, such Person shall not be entitled to exercise the rights to vote, to attend General Meetings of Shareholders and to receive dividends or other distributions attached to such Shares which are owned beneficially in excess of the Concentration Limitation and such rights shall be suspended for so long as the Concentration Limitation is so exceeded.

35.7   If and to the extent that any Person fails to comply within two weeks with its obligations pursuant to article 35.4 after having become so obligated, the Company shall be irrevocably authorized to comply on his behalf with such obligations.

35.8   Nothing in this article 35 shall preclude the settlement of transactions entered into through the facilities of New York Stock Exchange LLC or Deutsche Börse; provided, however, that, if any transfer or other transaction shall cause any Person, either alone or together with its Related Persons, at any time to beneficially own Shares entitling the holder(s) thereof to cast votes on any matter in a General Meeting of Shareholders in excess of the Concentration Limitation, such Person and its Related Persons who are Shareholders shall be obligated to offer for sale and to transfer Shares as specified in article 35.4.

35.9   The Board shall have the right to require any Person and its Related Persons that the Board reasonably believes (i) to be subject to the Voting Limitation or the Recalculated Voting Limitation, (ii) to beneficially own Shares entitling the holder(s) thereof to cast votes on any matter in excess of the Concentration Limitation, or (iii) to beneficially own an aggregate of five percent (5%) or more of the then issued and outstanding Shares of the Company entitling the holder(s) thereof to cast votes on any

matter, which ownership such Person, either alone or together with its Related Persons, has not reported to the Company, to provide to the Company, upon the Board's request, complete information as to all Shares of the Company beneficially owned by such Person and its Related Persons and any other factual matter relating to the applicability or effect of articles 34 and 35 as may reasonably be requested of such Person and its Related Persons. Any constructions, applications or determinations made by the Board pursuant to articles 34 and 35 in good faith and on the basis of such information and assistance as was then reasonably available for such purpose shall be conclusive and binding upon the Company and its Directors, officers and Shareholders.

CHAPTER XII

AMENDMENT OF THE ARTICLES OF ASSOCIATION; CHANGE OF CORPORATE FORM; STATUTORY MERGER AND STATUTORY DEMERGER; DISSOLUTION AND LIQUIDATION

36   Amendment of the articles of association; change of corporate form

36.1   The General Meeting may resolve to amend these articles of association by a resolution passed with at least a two-thirds majority of the votes cast, without a quorum being required, provided that such resolution can only be adopted at the proposal of the Board. When a proposal to amend these articles of association is to be made to the General Meeting, the notice convening the General Meeting of Shareholders must state so and a copy of the proposal, including the verbatim text thereof, shall be deposited and kept available at the Company's office for inspection by the Shareholders, until the conclusion of the meeting. From the day of deposit until the day of the meeting, a Shareholder shall, on application, be provided with a copy of the proposal free of charge. An amendment of these articles of association shall be laid down in a notarial deed.

36.2   For so long as the Company shall control, directly or indirectly, any U.S. Regulated Subsidiary, before any amendment of any provision of these articles of association – whether or not as part of a statutory merger or statutory demerger – shall be effectuated by execution of a notarial deed of amendment of the articles of association, such amendment shall be submitted to the board of directors of such U.S. Regulated Subsidiaries and if any or all of such boards of directors shall determine that such amendment must be filed with or filed with and approved by the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder before such amendment may be effectuated, then such amendment shall not be effectuated until filed with or filed with and approved by the SEC.

36.3   For so long as the Company shall control, directly or indirectly, any European Market Subsidiary, before any amendment of any provision of these articles of association – whether or not as part of a statutory merger or statutory demerger – shall be effectuated by execution of a notarial deed of amendment of the articles of association, such amendment shall be submitted to the board of directors of such European Market Subsidiaries and if any or all of such boards of directors shall determine that such amendment must be filed with or filed with and approved by a European Regulator under European Exchange Regulations before such amendment may be effectuated, then such amendment shall not be effectuated until filed with or filed with and approved by the relevant European Regulators.

36.4   The Company may change its corporate form into a different legal form. A change of the corporate form shall require a resolution to change the corporate form adopted by the General Meeting by a resolution passed with at least a nine-tenths majority of the votes cast, without a quorum being required, and a resolution to amend these articles of association, subject to the provisions of articles 36.1 and 36.2, provided that such resolutions can only be adopted at the proposal of the Board. A change of the corporate form shall furthermore be subject to the relevant provisions of Book 2 of the Dutch Civil Code. A change of the corporate form shall not terminate the existence of the legal entity.

37   Statutory merger and statutory demerger

37.1   The Company may enter into a statutory merger with one or more other legal entities. A resolution to effect a merger may only be adopted on the basis of a merger proposal prepared by the (management)

boards of the merging legal entities. Within the Company, the resolution to effect a merger shall be adopted by the General Meeting by a resolution passed with at least a two-thirds majority of the votes cast, without a quorum being required, provided that such resolution can only be adopted at the proposal of the Board. However, in the cases referred to in Section 2:331 of the Dutch Civil Code, the resolution to effect a merger may be adopted by the Board.

37.2 The Company may be a party to a statutory demerger. The term "demerger" shall include both split-up and spin-off. A resolution to effect a demerger may only be adopted on the basis of a demerger proposal to be prepared by the management boards of the parties to the demerger. Within the Company, the resolution to effect a demerger shall be adopted by the General Meeting by a resolution passed with at least a two-thirds majority of the votes cast, without a quorum being required, provided that such resolution can only be adopted at the proposal of the Board. However, in the cases referred to in Section 2:334ff of the Dutch Civil Code, the resolution to effect a demerger may be adopted by the Board.

37.3 Statutory mergers and statutory demergers shall furthermore be subject to the relevant provisions of Book 2, Title 7, of the Dutch Civil Code.

38   Dissolution and liquidation

38.1 The Company may be dissolved pursuant to a resolution to that effect by the General Meeting by a resolution passed with at least a two-thirds majority of the votes cast, without a quorum being required, provided that such resolution can only be adopted at the proposal of the Board. When a proposal to dissolve the Company is to be made to the General Meeting, this must be stated in the notice convening the General Meeting of Shareholders.

38.2 If the Company is dissolved pursuant to a resolution of the General Meeting, the Group CEO shall become the liquidator of the dissolved Company's assets, unless the General Meeting resolves to appoint one or more other persons as liquidator(s), and the Non-Executive Directors shall be charged with the supervision thereof.

38.3 During liquidation, the provisions of these articles of association shall remain in force to the extent possible.

38.4 From the balance remaining after payment of the debts of the dissolved Company shall first, insofar as possible, be paid on each Preference Share:

(a)   an amount equal to the nominal value of a Preference Share;
(b)   any missing Preferred Dividend in relation to financial years prior to the financial year in which such payment is made payable; and

(c)   any Preferred Dividend accrued during the financial year in which cancellation occurs but unpaid, to be calculated for this purpose over the period ending on the day on which such payment is made payable.

38.5 The balance remaining after application of article 38.4 shall be transferred to the holders of Ordinary Shares in proportion to the aggregate nominal value of the Ordinary Shares held by each.

38.6 After the end of the liquidation, the books, records and other data carriers of the dissolved Company shall remain in the custody of the person designated for that purpose by the General Meeting, and in the absence thereof the person designated for that purpose by the liquidators, for a period as prescribed by the laws of the Netherlands.

38.7 In addition, the liquidation shall be subject to the relevant provisions of Book 2, Title 1, of the Dutch Civil Code.

Annex C — Form of Rules for the Board of Directors of Holdco

Dated [●] 2011

[TopCo] N.V.

RULES FOR THE BOARD OF DIRECTORS

Linklaters

Linklaters LLP
World Trade Centre Amsterdam
Zuidplein 180
1077 XV Amsterdam

Telephone (+31) 20 799 6200
Facsimile (+31) 20 799 6300

Contents

1   Introduction

  1.1   These Board Rules are established pursuant to Article 17.6 of the Articles and are complementary to, and subject to, the provisions regarding the Board and each of its members contained in applicable law, regulation and the Articles. The Board and each of its members shall observe and comply, and shall procure observance and compliance, with the Board Rules.

  1.2   These Board Rules are posted on the Company's website.

  1.3   The meaning of certain capitalised terms used in these Board Rules are set forth in the List of Definitions attached as **Appendix 1**.

2   Composition of the Board, Appointment and Resignation

  2.1   Each of the Directors shall be appointed by the annual General Meeting for a term that will expire at the end of the next annual General Meeting or until his or her successor is elected or, if earlier, upon such Director's resignation, removal or death. During the Initial Board Term, each of the Directors (or his or her replacement pursuant to article 14.5 of the Articles) shall be nominated by the Board for re-election to the Board pursuant to a binding nomination at each of the annual General Meetings occurring in 2012, 2013 and 2014; provided, however, that the Group Chairman and the Group CEO shall each be nominated by the Board pursuant to a binding nomination for re-election to the Board at the annual General Meetings occurring in 2012, 2013, 2014 and 2015 in accordance with articles 15.1 and 16.1 of the Articles. Notwithstanding the foregoing provisions of this clause 2.1, in the event that the Board determines prior to the Closing Date that (i) the Company will qualify as a "foreign private issuer" as defined in Rule 3b-4(c) promulgated under the U.S. Securities Exchange Act (such status, "**FPI Status**") and will maintain FPI Status on an ongoing basis following the Closing Date through the end of the Initial Chairman Term, and (ii) the Directors may be appointed by the General Meeting for a term that expires at the end of the annual General Meeting of Shareholders occurring in 2015 (or in 2016 in the case of the Group Chairman and the Group CEO) and Directors are not otherwise required by applicable law, regulation or stock exchange listing standards to be elected at each annual General Meeting, then the Directors shall be appointed on or prior to the Closing Date by the General Meeting for a term ending at the end of the annual General Meeting of Shareholders occurring in 2015, except that the Group Chairman and the Group CEO shall each initially be appointed on or prior to the Closing Date for a term ending at the end of the annual General Meeting of Shareholders occurring in 2016.

  2.2   Until the end of the annual General Meeting occurring in 2015 (the "**Initial Board Term**"), the Board shall consist of 17 (seventeen) members, constituted as follows:

    2.2.1   1 (one) Executive Director A, who shall be the Group CEO;

    2.2.2   1 (one) Director B, who shall be the Group Chairman; and

    2.2.3   15 (fifteen) Non-Executive Directors, consisting of six (6) Non-Executive Directors A and nine (9) Non-Executive Directors B.

  2.3   Immediately following the expiry of the Initial Board Term, the number of Directors will be decreased and the Board shall consist of 12 (twelve) members (without designations as either Directors A or Directors B), constituted as follows:

    2.3.1   1 (one) Executive Director, being the Group CEO;

    2.3.2   1 (one) Director shall be the Group Chairman; and

    2.3.3   10 (ten) Non-Executive Directors.

2.4   Only natural persons can be Directors. To the extent permitted under the laws of the Netherlands and subject to the terms of the Articles and these Board Rules, and to the extent a Director is not appointed prior to the Closing Date as either an Executive Director or a Non-Executive Director, the Board shall determine which Directors shall be designated as Executive Director and which Directors shall be designated as Non-Executive Directors.

2.5   After expiry of the Initial Board Term, the Board shall be constituted with members without having regard to a specific ratio of members who were recommended by or initially appointed as Directors A or Directors B, and shall be constituted so as to provide for an international character of the Board. Any restrictions in relation to a specific ratio of nationality of Board members shall be avoided in the interest of having the Board be composed of the best candidates without regard to nationality.

2.6   Directors shall be appointed by the General Meeting by the vote in favour of at least two-thirds majority of the votes cast, representing more than one-half of the Company's issued share capital or, in the case of any person nominated by the Board for appointment as a Director, by the vote in favour of at least a majority of the votes cast. Notwithstanding the foregoing, the Board may submit a binding nomination in accordance with section 2:133 of the Dutch Civil Code to nominate persons for appointment as Directors at the General Meeting and, in the event of any such binding nomination, the General Meeting shall appoint Directors solely from such binding nominations; provided, however, that the General Meeting may, by a resolution passed with at least a two-thirds majority of the votes cast, representing more than one-half of the Company's issued capital, resolve that the candidates proposed pursuant to any binding nomination shall not be appointed as Directors, in which case the Board shall have the right to submit a new binding nomination with respect to any Board seats which are to be filled for the appointment of Director(s) at a further General Meeting. A Director may be reappointed with due observance of the previous sentences.

2.7   A Director may be suspended or removed by the General Meeting at any time by a resolution passed with at least a two-thirds majority of the votes cast, representing more than one-half of the Company's issued capital. If permitted under the laws of the Netherlands, a Director may also be suspended by the Board. Any suspension may not last longer than three (3) months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension, the suspension shall end.

2.8   In the event of a Director's resignation, removal or death prior to the end of the Initial Board Term, the Directors A shall make a recommendation to the Nominations, Governance and Corporate Responsibility Committee of a replacement candidate if the vacancy occurs in a Board seat previously held by a Director A, and the Directors B shall make a recommendation to the Nominations, Governance and Corporate Responsibility Committee of a replacement candidate if the vacancy occurs in a Board seat previously held by a Director B. Any person who is elected to the Board to fill a Board seat during the Initial Board Term that was previously held by a Director A or a Director B shall be designated as a Director A or a Director B, respectively, for purposes of clause 2.2, but such person shall not constitute a Director A or a Director B (and shall instead have undesignated status) for purposes of clause 12.5 unless such person is the Group Chairman or Group CEO or is recommended by the Directors A (in the case of a vacancy in a Director A seat) or by the Directors B (in the case of a vacancy in a Director B seat) to fill the vacancy on the relevant Board Committee.

2.9   In the event of the resignation, removal or death of the Group Chairman or the Group CEO prior to the end of their respective Initial Group Chairman or Group CEO Term, the procedure under this clause 2.9 shall apply mutatis mutandis, except that the recommendation of the Directors A or the Directors B, as applicable, shall be binding on the Nominations, Governance and Corporate Responsibility Committee and on the Board, who shall nominate

such nominee for appointment to the Board and shall appoint such nominee as the Group Chairman or the Group CEO, as applicable, concurrently with his or her appointment by the General Meeting until the expiration of the Initial Chairman Term or the Initial CEO Term, as applicable. The particular rights, authorities and responsibilities of the Group Chairman and the Group CEO under the Articles and these Board Rules will be granted to their respective successors during the Initial Chairman Term or the Initial CEO Term, as applicable.

3 Tasks and Responsibilities of the Board

3.1 The Board is responsible for the overall conduct of the Company and the [TopCo] Group and has the powers, authorities and duties vested in it by and pursuant to the relevant laws of the Netherlands and the Articles. In all its dealings, the Board shall be guided by the interests of the [TopCo] Group as a whole, including but not limited to the Shareholders. The Board has the final responsibility for the management, direction and performance of the Company and the [TopCo] Group.

3.2 The Board assumes the typical role of a Board of Directors and without limiting the scope of the Board's role, the ongoing items to be considered and decided upon by the Board, subject to any requirements and provisions set out in the Articles and in these Board Rules, include:

3.2.1 overall Group, business group and corporate center strategy of the [TopCo] Group, subject to the responsibilities and authorities of the Group Chairman during the Initial Chairman Term pursuant to clause 4.4.3 and 4.4.4, the responsibilities and authorities of the Group CEO during the Initial CEO Term pursuant to clause 5.3.3 and the role of the Strategy Committee pursuant to clause 12.3.4;

3.2.2 proposals to the general meeting for appointments and removals of Board members;

3.2.3 appointments, removals and title ratification of Board members and of the Group CEO (in his capacity as member of the Global Executive Committee);

3.2.4 appointment and removal of the Group CEO and the Group Chairman in accordance with articles 15.1 and 16.1 of the Articles, respectively;

3.2.5 final approval of the proposals of the Human Resources and Compensation Committee for the compensation of the Board members;

3.2.6 the business plan and the annual budget of the Company and financing measures;

3.2.7 major structural changes, consisting of the matters set out in article 17.5.4 of the Articles; and

3.2.8 transformational M&A deals, consisting of the matters set out in article 17.5.3 of the Articles.

3.3 At least once a year, the Board shall discuss:

3.3.1 the functioning of the Board, the Group Chairman and of the Group CEO and the other individual members of the Board, and the conclusions to be drawn on the basis thereof; and

3.3.2 the risks of the business and the evaluation by the Board of the structure and operation of the internal risk management and control systems and any significant changes thereto.

3.4 Without limiting the scope of the Board's role, the Board may delegate its powers, authorities and discretions (including the power to sub-delegate): (i) to the Group Chairman and/or the

Group CEO, as the case may be; and (ii) to the Board Committees, where applicable, provided that until the expiration of the Initial Board Term, the Initial Chairman Term and the Initial CEO Term, any such delegation shall require a resolution passed with the vote in favour of more than sixty-six percent (66%) of the total number of Directors with the exception of such delegations to the Group Chairman, the Group CEO and the Board Committees which are conferred upon them pursuant to the Articles and these Board Rules. The Board shall then supervise the execution of its responsibilities by the Group Chairman and/or Group CEO and the Board Committees and is ultimately responsible for the fulfilment of its duties by them. The delegation by the Board of any of its powers, authorities and discretions shall not include the authority to adopt resolutions on behalf of the Board in respect of matters relating to such powers, authorities and discretions, and the Board shall be required to adopt the relevant resolutions in respect of such matters.

4   The Group Chairman

4.1   The Board shall appoint one of the Directors to be the chairman of the Board (the "**Group Chairman**") for such period as the Board may decide; provided, however, that Reto Francioni, who was appointed by the Board prior to the Closing Date as the Group Chairman, shall have a term expiring at the end of the next annual General Meeting of Shareholders and shall be re-appointed as Group Chairman by the Board at the annual General Meetings occurring in 2012, 2013, 2014 and 2015 (the total term ending at the end of the annual General Meeting occurring in 2016 to be referred to as the "**Initial Chairman Term**") concurrently with his re-election as a Director at such meetings, subject however to his earlier resignation, removal or death. Notwithstanding the foregoing provisions of this clause 4.1, in the event that the Board determines prior to the Closing Date that (i) the Company will have and maintain FPI Status on an ongoing basis following the Closing Date through the end of the Initial Chairman Term, and (ii) the Directors may be appointed by the General Meeting for a term that expires at the end of the annual General Meeting of Shareholders occurring in 2015 (or in 2016 in the case of the Group Chairman and the Group CEO) and Directors are not otherwise required by applicable law, regulation or stock exchange listing standards to be elected at each annual General Meeting, then the person who was the Group Chairman as of the Closing Date shall be appointed for a period ending at the end of the annual General Meeting of Shareholders occurring in 2016. During the Initial Chairman Term, the Board shall also appoint one of its Directors A as Vice Chairman of the Board (a "**Group Vice Chairman**"). The Group Vice Chairman shall only fulfill the duties of the Group Chairman under clause 4.4.2 in case of his absence pursuant to clause 4.2 and as specified in article 29.1 of the Articles, but shall have none of the other particular powers conferred upon the Group Chairman during the Initial Chairman Term.

4.2   If no Group Chairman has been appointed, or if the Group Chairman is absent or unable to take the chair, a meeting of the Board shall be presided over by the Group Vice-Chairman, or in the event of his absence or inability to take the chair, by a member of the Board designated for such purpose by the Board to be entrusted with such duties of the Group Chairman at such meeting.

4.3   The Group Chairman shall seek to ensure that:

4.3.1   such information as necessary for the proper fulfilment of their duties is submitted to the members of the Board in a timely and adequate manner;

4.3.2   there is sufficient time for consultation, consideration and decision-making by the Board;

4.3.3   the Board Committees are functioning adequately;

4.3.4 the performance of the members of the Board is assessed;

4.3.5 reported potential conflicts of interests are received and decided on; and

4.3.6 reported alleged irregularities relating to the functioning of the Board are received and decided upon.

4.4 In addition to the functions set out in clause 4.3, during the Initial Chairman Term, the responsibilities and authorities of the Group Chairman shall also include:

4.4.1 working closely together with the Group CEO and regularly communicating and interacting with the Group CEO in the spirit of a permanent and constructive dialogue;

4.4.2 leading the meetings of the Board, calling Board meetings and setting the agenda;

4.4.3 initiating and developing the overall strategy of the [TopCo] Group (i.e., strategic measures impacting the overall [TopCo] Group and measures requiring decisions on significant investment prioritisations);

4.4.4 global relationship management and representation and global political and regulatory representation of the [TopCo] Group;

4.4.5 chairing the Nomination, Governance and Corporate Responsibility Committee and the Strategy Committee and in his capacity as chairman of such Committees, the Group Chairman has proposal rights for the nomination or appointment of:

(i) the members of the Board; and

(ii) the Group CEO;

4.4.6 consultation right in relation to appointments and removal of members of the Global Executive Committee selected by the Group CEO; and

4.4.7 being a member of the Integration Committee and the Human Resources and Compensation Committee.

4.5 The Group Chairman will be supported by an Office of the Group Chairman in fulfilling his responsibilities. Until the first annual General Meeting of Shareholders occurring after the sixth anniversary of the Closing Date, the Office of the Group Chairman will have its primary office location in Frankfurt and its secondary office location in New York, or vice versa depending on the primary and secondary locations of the Group CEO. Until the end of the annual General Meeting occurring in 2016, the Office of the Group Chairman shall comprise the following functions:

4.5.1 overall [Topco] Group Strategy;

4.5.2 global relationship management and representation of [TopCo] Group; and

4.5.3 General Corporate Counsel of [TopCo] Group.

The Group Chairman will spend adequate time in secondary offices and facilitate close interaction and coordination through overlapping presence.

4.6 During the Initial Chairman Term, the Office of the Chairman shall have reasonable resources (including approximately 20 (twenty) staff members with sufficient expertise), and a relevant budget (including budget for external advisers) as required for the fulfilment of the responsibilities allocated to the Group Chairman.

4.7 Until the end of the annual General Meeting occurring in 2016, the Office of the Group Chairman will be headed by the General Corporate Counsel. Roger Müller will be appointed as the General Corporate Counsel for such term, subject to his earlier resignation, removal or

death. The General Corporate Counsel shall advise the Board in all relevant matters. The General Corporate Counsel will be reporting to the Group Chairman and the Group CEO and shall closely cooperate with the Group General Counsel. He has a permanent attendance right at meetings of the Board and the Global Executive Committee.

In case the Board decides to appoint a Company Secretary in accordance with section 14.6 of the Articles, the individual with the position of General Corporate Counsel will become the Company Secretary.

5   **The Group CEO**

5.1   The Board shall appoint one of the Directors to be the chief executive officer of the [TopCo] Group (the "**Group CEO**") for such period as the Board may decide; provided, however, that Duncan Niederauer, the person who was appointed by the Board prior to the Closing Date as the Group CEO, shall have a term ending at the end of the next annual General Meeting of Shareholders and shall be re-appointed as Group CEO by the Board at the annual General Meetings occurring in 2012, 2013, 2014 and 2015 (the total term ending at the end of the annual meeting occurring in 2016 to be referred to as the "**Initial CEO Term**") concurrently with his re-election as a Director at such meetings, subject however to his earlier resignation, removal or death. Notwithstanding the foregoing provisions of this clause 5.1, in the event that the Board determines prior to the Closing Date that (i) the Company will have and maintain FPI Status on an ongoing basis following the Closing Date through the end of the Initial CEO Term, and (ii) the Directors may be appointed by the General Meeting for a term that expires at the end of the annual General Meeting of Shareholders occurring in 2015 (or in 2016 in the case of the Group CEO and the Group CEO) and Directors are not otherwise required by applicable law, regulation or stock exchange listing standards to be elected at each annual General Meeting, then the person who was the Group CEO as of the Closing Date shall be appointed for a period ending at the end of the annual General Meeting of Shareholders occurring in 2016.

5.2   The Group CEO shall be the sole Executive Director of the Company, subject to the control of the Board, and as such shall be responsible for the daily affairs of the Company and [TopCo] Group and shall sign or countersign or authorise another officer to sign all certificates, contracts and other instruments of the Company as authorised by the Board.

5.3   During the Initial CEO Term, the Group CEO assumes the typical roles of a CEO including the following responsibilities and authorities:

    5.3.1   during the Initial Chairman Term, working closely together with the Group Chairman and regularly communicating and interacting with the Group Chairman in the spirit of a permanent and constructive dialogue. In accordance therewith, the Group CEO shall keep the Group Chairman and the Board reasonably informed regarding the activities of the [Topco] Group and the Global Executive Committee;

    5.3.2   responsibility for the management and performance of the [TopCo] Group, including the annual budget and business plan;

    5.3.3   initiating and developing business strategy of [TopCo] Group for the global divisions and regions;

    5.3.4   developing integration policy and parameters to shape the new [TopCo] Group, including systems, staffings and locations for consideration of the Integration Committee, and responsibility for execution of integration;

    5.3.5   chairing the Integration Committee and being a member of the Strategy Committee; and

5.3.6 chairing the Global Executive Committee and having the right of selection, appointment and removal of Global Executive Committee members; provided that the Group CEO shall closely consult with the Group Chairman (during the Initial Chairman Term) and the entire Board on any proposed appointments or removals of members of the Global Executive Committee.

5.4 Until the first annual General Meeting of Shareholders occurring after the sixth anniversary of the Closing Date, the Group CEO will have his primary office in and perform his [TopCo] Group management task primarily out of New York with his secondary office in Frankfurt, or *vice versa*, depending on the primary and secondary locations of the Group Chairman. Until the end of the annual General Meeting occurring in 2016, the corporate and group functions allocated to the direct responsibility of the Group CEO are as follows:

5.4.1 corporate development/M&A;

5.4.2 human resources;

5.4.3 public relations; and

5.4.4 branding.

During the Initial CEO Term, corporate development/M&A, human resources, public relations and branding shall have their primary location in New York (it being understood that "**primary location**" for purposes of these Board Rules shall mean where a predominant majority of workforce of the department and heads of the department will be located) and their secondary location in Frankfurt (it being understood that "**secondary location**" for purposes of these Board Rules shall mean where a material presence of corporate functions will be located to provide for adequate overlap phases and global presence).

The Group CEO will spend adequate time in secondary offices and facilitate close interaction and coordination through overlapping presence.

5.5 The Group CEO will install the Global Executive Committee. The Global Executive Committee will be governed by the Rules for the Global Executive Committee which will be adopted by the Group CEO with the approval of the Board. Any amendment to the Rules for the Global Executive Committee will require the approval of the Board and the Group CEO.

6 The Deputy Group CEO

6.1 The Deputy Group CEO shall initially be Andreas Preuss, who shall not be a Director, and shall be appointed for an initial period of four (4) years following the Closing Date or until his earlier resignation, removal or death. He will also be appointed President for such period.

6.2 The Deputy Group CEO will spend adequate time in secondary offices and facilitate close interaction and coordination through overlapping presence.

7 The Group CFO and Group General Counsel

7.1 The Group CFO shall initially be Gregor Pottmeyer, who shall not be a Director, and shall be appointed for an initial period of four (4) years following the Closing Date or until his earlier resignation, removal or death.

7.2 The Group CFO will have his primary office location in Frankfurt and his secondary office location in New York, and the corporate and [TopCo] Group functions allocated to the direct responsibility of the Group CFO are as follows:

7.2.1 Finance/Treasury/Credit;

7.2.2 Financial Accounting and Reporting/MIS;

7.2.3 Tax;

7.2.4 Controlling/Budget;

7.2.5 Investments/Joint Ventures (consisting of administration and responsibility for financial matters regarding ongoing investments and joint ventures);

7.2.6 Risk Management;

7.2.7 Investor Relations; and

7.2.8 Group Purchasing (Administration, Organisation).

7.3 During the initial four (4) year term of the Group CFO, the Finance/Treasury/Credit, Financial Accounting and Reporting/MIS, Tax, Investments/Joint Ventures, Risk Management, Group Purchasing (Administration, Organisation) shall have their primary location in Frankfurt, their secondary location in New York and another key location in Luxembourg (it being understood that another "**key location**" shall mean for purposes of this clause 7.3 where a material presence of corporate functions will be located to provide for adequate overlap phases and global presence), and Investor Relations and Controlling/Budget shall have their primary location in New York and their secondary location in Frankfurt.

The Group CFO will spend adequate time in secondary offices and facilitate close interaction and coordination through overlapping presence.

7.4 The Group General Counsel shall initially be John Halvey, who shall not be a Director, and shall be appointed for an initial period of four (4) years following the Closing Date or until his earlier resignation, removal or death. The Group General Counsel will have his primary office location in New York.

8 **Meetings of the Board**

8.1 Subject to clause 8.2, the Board shall meet as often as it deems necessary or appropriate or at the request of the Group Chairman or the Group CEO.

8.2 Meetings of the Board shall be held at least four (4) times a year at alternating locations: twice a year in Frankfurt and once a year in New York (and vice versa for every other year) and once a year at the corporate seat of the Company or elsewhere in the Netherlands in connection with the annual General Meeting of Shareholders; and any additional meetings (as the case may be) shall be held either in Frankfurt or New York or at another place as the Board may decide from time to time at its free discretion. In addition, meetings of the Board may be held by means of an assembly of the Directors in person at a formal meeting or by conference call, video conference or by any other means of communication, provided that all Directors participating in such meeting are able to communicate with each other simultaneously. Participation in a meeting held in any of the above ways shall constitute presence at such meeting.

8.3 The meetings of the Board shall be led by the Group Chairman. The Group Chairman also calls the Board meetings and sets the agenda. To the extent practically possible, notices convening a meeting and the agenda of items to be discussed during the meeting shall be provided at least 5 (five) working days prior to the meeting to each member of the Board.

8.4 The minutes of the Board meetings shall generally be adopted at the next Board meeting. If all members of the Board agree on the contents of the minutes, they may be adopted earlier. The minutes may be signed for adoption by the Group Chairman or such other Director as may be designated to chair the meeting in the absence of the Group Chairman, and shall be made available to all members of the Board as soon as practically possible.

9   Resolutions of the Board

9.1   The Board can only validly adopt resolutions in a meeting at which at least the majority of its members are present or represented. A member of the Board may authorise another member of the Board to represent him/her at the Board meeting and vote on his/her behalf.

9.2   Save as set out in clause 9.3, resolutions of the Board shall be adopted by simple majority and each member shall have one vote (provided that, for the avoidance of doubt, a member representing one or more absent members of the Board by written power of attorney shall be entitled to cast the vote on its own behalf and on behalf of each such absent member).

9.3   Resolutions of the Board providing for:

9.3.1   appointment and removal of the Group Chairman and of the Group CEO;

9.3.2   changes to the Articles;

9.3.3   transformational M&A deals, consisting of the matters set out in article 17.5.3 of the Articles; and

9.3.4   major structural changes, consisting of the matters set out in article 17.5.4 of the Articles,

may only be adopted by a resolution passed with the vote in favour of more than sixty-six percent (66%) of the total Board seats.

9.4   The Board may also adopt resolutions outside a formal meeting, in writing, provided that the proposal concerned is submitted in writing to all Directors then in office and none of them objects to the proposed manner of adopting resolutions. Adoption of resolutions in writing shall be effected by written statements from all Directors then in office.

9.5   A resolution adopted by the Board may be evidenced outside the Company through a statement from the Group Chairman or the Group CEO or such other persons as he may designate.

10   Conflicts of interests

10.1   A member of the Board shall not participate in the discussions and the decision-making process on a subject or transaction in relation to which he has a conflict of interest with the Company within the meaning of clause 10.2 or in relation to which he has a direct or indirect personal interest that conflicts with the interests of the Company (a "**Conflict of Interest**"). A transaction as referred to above must be concluded on terms at least customary in the sector concerned. Resolutions to enter into such transactions must be approved by the Board.

10.2   A member of the Board shall in any event have a Conflict of Interest if:

10.2.1   he has a material personal financial interest in an entity that the Company or a [TopCo] Group company intends to enter into a transaction with;

10.2.2   he is a Family Member of a member of the management of an entity that the Company or a [TopCo] Group company intends to enter into a transaction with;

10.2.3   he holds a management or supervisory position in an entity that the Company or a [TopCo] Group company intends to enter into a transaction with; or

10.2.4   the Board has ruled at its sole discretion that a conflict of interest exists.

10.3   Each member of the Board (other than the Group Chairman) shall immediately report any potential Conflict of Interest concerning such Board member to the Group Chairman. The Board member with such (potential) Conflict of Interest must provide the Group Chairman with all information relevant to the Conflict of Interest. In all circumstances other than those listed in clause 10.2.4, the Group Chairman shall determine whether a reported (potential) conflict of interest qualifies as a Conflict of Interest to which clause 10.1 applies.

10.4 In the event that the Group Chairman has a (potential) Conflict of Interest, he shall immediately report such potential conflict to the Chairman of the Audit/Finance/Risk Committee. The Group Chairman must provide the Chairman of the Audit/Finance/Risk Committee with all information relevant to the Conflict of Interest. In all circumstances other than those listed in clause 10.2.4, the Board shall determine whether a reported (potential) conflict of interest qualifies as a Conflict of Interest to which clause 10.1 applies.

11   Information

11.1 The Group CEO and the Group Chairman shall timely provide all the members of the Board with all information on facts and developments concerning the Company and the [TopCo] Group which the Board may need to function as required and to properly carry out its duties as set out in the law, the Articles and these Board Rules. The information provided shall include information regarding the [TopCo] Group's long-term plans, the main features of the strategic policy, the general and financial risks, the management and control systems of the [TopCo] Group and material compliance with all relevant laws and regulations.

11.2 Notwithstanding clause 11.1, the Group CEO and the Group Chairman – as far as his responsibilities are concerned – shall at the end of each quarter (or at such more frequent intervals as may be determined by the Board) provide the other members of the Board with a report prepared in a format as agreed from time to time by the Board setting out detailed information on subjects including, but not limited to, strategy, finance, marketing, operations, investments and staff of the [TopCo] Group. The Group CEO and the Group Chairman shall provide an explanation of, and comments on, the above and the aforementioned as well as information concerning the [TopCo] Group's policies.

12   Board Committees

12.1 The Board, though remaining responsible, may assign certain tasks to one or more permanent and/or ad hoc Board Committees from among its members. The Board Committees, on a regular basis, report on their actions, reviews, proposals and findings to the Board.

12.2 The composition of any Board Committee shall be determined by the Board, subject to the requirements set out in the Articles and in these Board Rules. The Board shall appoint the members of each Board Committee and shall determine the tasks of each Board Committee. The Board may, at any time, change the duties and the composition of each Board Committee, provided that during the Initial Board Term, any such changes shall require a resolution passed with the vote in favour of more than sixty-six percent (66%) of the total number of Board seats.

12.3 During the Initial Chairman Term and the Initial CEO Term, the Board shall constitute the following Board Committees, which Committees shall be governed by the following Board Rules in clauses 12.3 to 12.10:

12.3.1 Audit, Finance and Risk Committee

12.3.2 Nomination, Governance and Corporate Responsibility Committee

12.3.3 Human Resources and Compensation Committee

The Human Resources and Compensation Committee shall, in particular, be responsible to submit proposals to the Board as regards the compensation of the members of the Board (with the exception of the Group CEO) for ultimate decision by the Board in line with the policy set by the General Meeting. As regards the compensation of the Group CEO, the Human Resources and Compensation Committee submits a proposal to the Board upon which the Board decides.

As regards the compensation of the members of the Global Executive Committee who are not members of the Board, the Group CEO following consultation with the Group Chairman, shall be responsible to make proposals to the Human Resources and Compensation Committee for its decisions on the relevant compensations.

12.3.4   Strategy Committee

The Strategy Committee is competent to submit proposals to the Board as regards principal Group/long-term strategy (including transformational M&A/M&A strategy) and the strategic business plan.

12.3.5   Integration Committee

The Integration Committee considers the integration policy and parameters developed by the Group CEO and – where necessary – is competent to submit proposals to the Board. Certain members of the Global Executive Committee have an attendance right at the meetings of the Integration Committee, without having the right to vote.

12.3.6   Technology Committee

12.4   The rules for the meetings and resolutions of the Board shall apply *mutatis mutandis* to the meetings and resolutions of the Board Committees.

12.5   Each of the aforementioned Board Committees shall, during the Initial Board Term, consist of three Directors B and two Directors A.

12.6   During the Initial Chairman Term, the Group Chairman shall chair the Nomination, Governance and Corporate Responsibility Committee and the Strategy Committee and shall be a member of the Human Resources and Compensation Committee and the Integration Committee.

12.7   During the Initial CEO Term, the Group CEO shall chair the Integration Committee and shall be a member of the Strategy Committee.

12.8   The Human Resources and Compensation Committee shall for the Initial Board Term be chaired by a Non-Executive Director A.

12.9   The Audit, Finance and Risk Committee shall for the Initial Board Term be chaired by a Non-Executive Director A.

12.10   The Technology Committee shall for the Initial Board Term be chaired by a Director B.

13   **Interest and Transactions in Securities**

Each Director must at all times comply with the [TopCo] Group policies and procedures and all applicable statutory provisions and regulations with respect to the ownership of and transactions in securities other than securities issued by the Company.

14   **Confidentiality**

14.1   Members of the Board shall at all times treat all information and documentation obtained in their capacity as members of the Board with due discretion and, in the case of confidential information or documentation, with utmost confidentiality.

14.2   Confidential information and documentation shall not be disclosed outside the circle of the Board, unless adequate confidentiality agreements have been entered into.

15   Status of the Board Rules

    15.1   In its unanimous resolution adopted on the date hereof and pursuant to Article 17.6 of the Articles, the Board has adopted these Board Rules, which are complementary to, and subject to, the rules and regulations (from time to time) applicable to the Board under the laws of the Netherlands and the Articles.

    15.2   If and to the extent that these Board Rules are at any time inconsistent with the laws of the Netherlands or the Articles, the latter shall prevail. If and to the extent that these Board Rules conform to the Articles but are at any time inconsistent with the laws of the Netherlands, the latter shall prevail. If one or more provisions of these Board Rules are or shall become invalid, this shall not affect the validity of the remaining provisions. The Board shall replace the invalid provisions by those which are valid and the effect of which, given the contents and purpose of these Board Rules, is, to the greatest extent possible, similar to that of the invalid provisions.

    15.3   In its unanimous resolution adopted on the date hereof, the Board has declared that it will comply with, and be bound by the obligations arising from, these Board Rules to the extent that they apply to it and its members currently in office and its future members.

    15.4   The Board shall use its best endeavours to ensure that each member of the Board currently in office and its future members shall be bound or undertake to be bound (as the case may be) by these Board Rules.

16   Amendments

During the Initial Chairman Term and the Initial CEO Term these Board Rules may be amended and supplemented by the Board from time to time by a resolution adopted with a majority of 66% (sixty-six percent) of the total Board seats. Thereafter, these Board Rules may be amended and supplemented by the Board from time to time by a resolution adopted with a simple majority of the total Board seats. In case a change of the Board Rules at the same time would constitute a change of the Articles, or would conflict with the Articles, the change shall become effective only upon a change of the Articles.

Appendix 1
List of Definitions

1   In these Board Rules, the following terms have the following meanings:

"**Articles**" means the articles of association of the Company, as amended and restated from time to time;

"**Board**" means the full Board of Directors of the Company;

"**Board Committees**" means each committee of the Board as referred to in clause 12 of these Board Rules which may consist of, among others, the Audit, Finance and Risk Committee, the Nomination, Governance and Corporate Responsibility Committee, the Human Resources and Compensation Committee, the Strategy Committee, the Integration Committee and the Technology Committee;

"**Board Rules**" means these rules, as they may be amended from time to time;

"**Closing Date**" means [*insert date*];

"**Company**" means [TopCo] N.V.;

"**Conflict of Interest**" has the meaning attributed thereto in clause 10.1;

"**Director**" means each member of the Board (unless the contrary is apparent, this shall include each Executive Director and each Non-Executive Director);" **Executive Director**" means a member of the Board who holds an executive office with the Company and who is particularly responsible for the daily affairs of the Company, as referred to in the Articles;

"**Family Member**" means a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home;

"**FPI Status**" has the meaning attributed thereto in clause 2.1;

"**General Meeting**" means the general meeting of shareholders of the Company;

"**Global Executive Committee**" means the global executive committee installed by the Group CEO;

"**Group CEO**" means the Executive Director appointed as group chief executive officer by the Board in accordance with Article 16.1 of the Articles and as further referred to in these Board Rules;

"**Group Chairman**" means the Director appointed as chairman by the Board in accordance with Article 15.1 of the Articles and as further referred to in these Board Rules;

"**Group Vice-Chairman**" means a Non-Executive Director appointed as vice-chairman by the Board in accordance with Article 15.1 of the Articles and as further referred to in these Board Rules;

"**Initial Board Term**" has the meaning attributed thereto in clause 2.2;

"**Initial CEO Term**" has the meaning attributed thereto in clause 5.1;

"**Initial Chairman Term**" has the meaning attributed thereto in clause 4.1;

"**key location**" has the meaning attributed thereto in clause 7.3;

"**Non-Executive Director**" means a member of the Board who does not hold executive office with the Company and who is particularly responsible for the supervision on the policy of the Executive Director and the general affairs of the Company and who provides general advice to the Executive Director, as referred to in the Articles;

"**primary location**" has the meaning attributed thereto in clause 5.4;

"**Rules for the Global Executive Committee**" means the rules for the Global Executive Committee as amended and restated from time to time;

"**secondary location**" has the meaning attributed thereto in clause 5.4;

"**Shareholders**" means any of the shareholders of the Company; and

"**[TopCo] Group**" means the Company and its direct and indirect subsidiaries.

2   Save where the context dictates otherwise, in these Board Rules:

    (a)   the words "hereof", "herein", "hereunder" and "hereby" and words of similar import, when used in these Board Rules, shall refer to these Board Rules as a whole and not to any particular provision of these Board Rules;

    (b)   words and expressions expressed in the singular form also include the plural form and *vice versa*;

    (c)   words and expressions expressed in the masculine form also include the feminine form;

    (d)   wherever the word "include," "includes" or "including" is used in these Board Rules, it shall be deemed to be followed by the words "without limitation"; and

    (e)   a reference to a statutory provision counts as a reference to this statutory provision, including all amendments, additions and replacing legislation that may apply from time to time.

3   Headings of clauses and other headings in these Board Rules are inserted for ease of reference and do not form part of these Board Rules concerned for the purpose of interpretation.

Annex D — Form of Rules for the Global Executive Commitee of the Holdco Group

Dated [●] 2011

[TopCo] N.V. Group

RULES FOR THE GLOBAL EXECUTIVE COMMITTEE

Linklaters

Linklaters LLP
World Trade Centre Amsterdam
Zuidplein 180
1077 XV Amsterdam

Telephone (+31) 20 799 6200
Facsimile (+31) 20 799 6300

Contents

1   Composition of the Global Executive Committee

    1.1   The Global Executive Committee of the [Topco] Group shall consist of eight (8) members. It shall include the Group CEO, and seven (7) other members. Each of the members of the Global Executive Committee shall be appointed for an initial term expiring on the fourth (4th) anniversary of the Closing Date (the "**Initial Term**") or, if earlier, such member's resignation, removal or death.

    1.2   The Global Executive Committee will be led by the Group CEO, who shall be the Chairman of the Global Executive Committee. The Group CEO will preside at the meetings of the Global Executive Committee.

    1.3   In addition to the Group CEO, the members of the Global Executive Committee who shall be appointed for their Initial Terms are as follows (but, for the avoidance of doubt, without prejudice to the possibility of any future appointments to positions at the Company and/or its subsidiaries):

- Andreas Preuss in his capacity as the Head of Global Derivatives, President and Deputy Group Chief Executive Officer;

- Gregor Pottmeyer in his capacity as the Group Chief Financial Officer;

- Lawrence Leibowitz in his capacity as the Head of Global Cash Tradings and Listings and Chief Operating Officer;

- Jeffrey Tessler in his capacity as the Head of Global Settlement and Custody;

- Dominique Cerutti in his capacity as the Head of Technology Services/ IT and President;

- Frank Gerstenschläger in his capacity as the Head of Market Data and Analytics; and

- John Halvey in his capacity as the Group General Counsel/ Head of Legal.

    The Group General Counsel will report to the Group CEO and the Board. He shall closely cooperate with the General Corporate Counsel.

    1.4   The Group CEO shall select, appoint and remove members of the Global Executive Committee, provided that he shall closely consult with the Group Chairman and the Board on any proposed appointments or removals of Global Executive Committee members.

2   Tasks and Responsibilities of the Global Executive Committee

To the extent it does not fall into the competencies of the Board, the Group Chairman and/or the Group CEO, the Global Executive Committee has, in particular, the following competencies and responsibilities:

- management of the day-to-day business of [TopCo] Group and preparation of proposals for approval by the Board;

- reporting to the Board on a regular basis and supporting the Board in the Board's decision-making process in particular with respect to:

    - business plan and annual budget of the [TopCo] Group;

    - changes in the legal structure and organisation;

    - business group and corporate center strategy; and

    - [Topco] Group compensation and benefits principles.

3   Responsibilities of Divisional Heads

Each Divisional Head is responsible for the specific day-to-day business of his/her division and, in particular, the relevant divisional budgets, profit-and-loss statements, resources and business plans.

4   Meetings of the Global Executive Committee

4.1   Meetings of the Global Executive Committee shall be held alternately in Frankfurt and New York. From time to time, meetings of the Global Executive Committee can be held in other locations of the [TopCo] Group.

4.2   Meetings of the Global Executive Committee are convened by the Group CEO.

4.3   Meetings of the Global Executive Committee may be held by means of an assembly of the members in person at a formal meeting or by conference call, video conference or by any other means of communication, provided that all members participating in such meeting are able to communicate with each other simultaneously. Participation in a meeting held in any of the above ways shall constitute presence at such meeting.

5   Deliberations and Decisions of the Global Executive Committee

The members of the Global Executive Committee will in the process of their deliberations and decisions strive to take their decisions unanimously. In case such unanimity cannot be reached among the members of the Global Executive Committee, the Group CEO shall decide the matter in which unanimity could not be reached among the members of the Global Executive Committee. Any member of the Global Executive Committee whose responsibility – *e.g.* in his function as a head of a global division or in his function as Chief Financial Officer or General Counsel – is affected by such decision of the Group CEO, has the right to bring the matter to the attention of the Board for further discussion or decision as the Board may deem necessary.

6   Expiration of Rules

These Rules for the Global Executive Committee shall expire on the date that is four (4) years after [*the Closing Date*] or, if earlier, on the date when all of the Initial Terms of the Global Executive Committee members have expired. Prior to or upon expiration of these Rules, the Board shall consider whether it is appropriate to adopt rules to be in effect from and after expiration of the Initial Term, and the contents thereof.

7   Definitions

The meaning of certain capitalised terms used in these Rules for the Global Executive Committee are set forth below:

7.1   "**Articles**" means the articles of association of the Company, as amended and restated from time to time;

7.2   "**Board**" means the Board of Directors of the Company;

7.3   "**Company**" means [Topco];

7.4   "**Closing Date**" means [●];

7.5   "**Divisional Head**" means the head of a division of the [Topco] Group;

7.6   "**Group CEO**" has the meaning given to it in the Articles;

7.7   "**Group Chairman**" has the meaning given to it in the Articles;

7.8   "**Initial Term**" has the meaning given to it in clause 1.1; and

7.9   "**[Topco] Group**" means the Company together with its subsidiaries.

Annex E — Opinion of Perella Weinberg Partners LP

Annex E

PERELLA WEINBERG PARTNERS

PERELLA WEINBERG PARTNERS
767 FIFTH AVENUE
NEW YORK, NY 10153
PHONE: 212-287-3200
FAX: 212-287-3201

February 15, 2011

The Board of Directors
NYSE Euronext
11 Wall Street
New York, NY 10005

Members of the Board of Directors:

We understand that NYSE Euronext, a Delaware corporation (the "Company"), is considering a transaction whereby the Company will enter into a business combination transaction with Deutsche Börse AG, an *Aktiengesellschaft* organized under the laws of Federal Republic of Germany ("Deutsche Börse"), as a result of which the Company and Deutsche Börse will become subsidiaries of Alpha Beta Netherlands Holding N.V., a *naamloze vennootschap* organized under the laws of the Netherlands formed solely for purposes of the transaction ("Holdco"). Pursuant to the terms of a Business Combination Agreement, dated February 15, 2011 (the "Combination Agreement"), by and among the Company, Deutsche Börse, Holdco and Pomme Merger Corporation, a Delaware corporation and a newly formed, wholly owned subsidiary of Holdco ("Merger Sub"), (i) Holdco will conduct an exchange offer (the "Offer") to acquire all of the issued and outstanding shares of Deutsche Börse (the "Deutsche Börse Shares"), each in exchange for one ordinary share, nominal value €1.00 per share, of Holdco (a "Holdco Share") and (ii) immediately following the purchase by Holdco of Deutsche Börse Shares pursuant to the Offer, Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Holdco (the "Merger" and, together with the Offer, the "Transactions"), and all the issued and outstanding shares of the common stock, par value $0.01 per share, of the Company (the "Company Common Stock"), other than any shares of Company Common Stock owned directly by the Company or Merger Sub and not held on behalf of third parties, will be converted into the right to receive 0.47 of a Holdco Share (the "Company Exchange Ratio"). The terms and conditions of the Transactions are more fully set forth in the Combination Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock, other than Deutsche Börse or any affiliate of Deutsche Börse (such holders, other than Deutsche Börse or any affiliate of Deutsche Börse, the "Holders"), of the Company Exchange Ratio provided for in the Transactions.

For purposes of the opinion set forth herein, we have, among other things:

1. reviewed certain publicly available financial statements and other business and financial information with respect to the Company and Deutsche Börse, including research analyst reports;

2. reviewed certain internal financial information, analyses, and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company;

3. reviewed certain internal financial information, analyses, and other financial and operating data relating to the business of Deutsche Börse, in each case, prepared by management of Deutsche Börse;

4. reviewed certain publicly available financial forecasts relating to the Company;

5. reviewed certain publicly available financial forecasts relating to Deutsche Börse;

6. reviewed estimates of synergies anticipated from the Transactions (collectively, the "Anticipated Synergies"), prepared by management of the Company;

7. discussed the past and current business, operations, financial condition and prospects of the Company, including the Anticipated Synergies, with senior executives of the Company and Deutsche Börse, and discussed the past and current business, operations, financial condition and prospects of Deutsche Börse with senior executives of the Company and Deutsche Börse;

8. reviewed the relative financial contributions of the Company and Deutsche Börse to the future financial performance of Holdco on a pro forma basis;

9. compared the financial performance of the Company and Deutsche Börse with that of certain publicly-traded companies which we believe to be generally relevant;

10. compared the financial terms of the Transactions with the publicly available financial terms of certain transactions which we believe to be generally relevant;

11. reviewed the historical trading prices and trading activity for the Company Common Stock and the Deutsche Börse Shares, and compared such price and trading activity of the shares of Company Common Stock and Deutsche Börse Shares with each other and with that of securities of certain publicly-traded companies which we believe to be generally relevant;

12. reviewed the Combination Agreement; and

13. conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the managements of the Company and of Deutsche Börse that, to their knowledge, the information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. We have assumed with your consent that there are no material undisclosed liabilities of the Company and Deutsche Börse for which adequate reserves or other provisions have not been made. We have assumed, with your consent, that the Anticipated Synergies and potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of the Company to result from the Transactions will be realized in the amounts and at the times projected by the management of the Company, and we express no view as to the assumptions on which they are based. We have relied without independent verification upon the assessment by the managements of the Company and of Deutsche Börse of the timing and risks associated with the integration of the Company and Deutsche Börse. At the direction of the Company, we have relied upon the published estimates of third party research analysts with respect to the Company and Deutsche Börse and have assumed that such estimates are a reasonable basis upon which to evaluate the future financial performance of the Company and Deutsche Börse and we express no view as to the assumptions on which they are based. In arriving at our opinion, we have not

made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Deutsche Börse, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Deutsche Börse. In addition, we have not evaluated the solvency of any party to the Combination Agreement under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. We have assumed that the Transactions will be consummated in accordance with the terms set forth in the Combination Agreement, without material modification, waiver or delay, including that each Deutsche Börse Share is exchanged for one Holdco Share in the Offer. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transactions, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on Holdco, the Company, Deutsche Börse or the contemplated benefits expected to be derived in the proposed Transactions. Our analysis further assumes that 100% of the outstanding Deutsche Börse Shares are acquired by Holdco in the Offer. We have relied as to all legal matters relevant to rendering our opinion upon the advice of our counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Company Exchange Ratio to the Holders pursuant to the Combination Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Combination Agreement (or any related document or agreement) or the form of the Transactions or the likely timeframe in which the Transactions will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Combination Agreement, or any class of such persons, relative to the Company Exchange Ratio. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Combination Agreement, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Transactions or the relative merits of the Transactions as compared with any other strategic alternative which may be available to the Company. We have not been authorized to solicit, and have not solicited, indications of interest in a transaction with the Company from any party. We note that on February 9, 2011, the Company and Deutsche Börse publicly confirmed that they were engaged in advanced discussions regarding a potential business combination.

We have acted as financial advisor to the Company in connection with the Transactions and will receive a fee for our services, a portion of which is payable upon the public announcement of the execution of a binding agreement for the Transactions and a significant portion of which is contingent upon consummation of the Transactions. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Perella Weinberg Partners LP and its affiliates and the Company or Deutsche Börse or any of their respective affiliates pursuant to which compensation was received by Perella Weinberg Partners LP or its affiliates; however, Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the Company, Deutsche Börse or Holdco and their respective affiliates for which Perella Weinberg Partners LP and its affiliates would expect to receive compensation. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company, Deutsche Börse or Holdco or any of their respective affiliates. The issuance of this opinion was approved by a fairness committee of Perella Weinberg Partners LP.

It is understood that this opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Transactions. This opinion is not intended to be and does not constitute a recommendation to any Holder or holder of Deutsche Börse Shares as to how such holders should vote or otherwise act with respect to the proposed Transactions or any other matter and does not in any manner address the prices at which shares of the Company Common Stock, Holdco Shares or the

Deutsche Börse Shares will trade at any time. In addition, we express no opinion as to the fairness of the Transactions to, or any consideration received in connection with the Transactions by, the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, on the date hereof, the Company Exchange Ratio provided for in the Combination Agreement is fair, from a financial point of view, to the Holders.

Very truly yours,

/s/ PERELLA WEINBERG PARTNERS LP

Annex F — Opinion of Deutsche Bank Securities Inc.

February 15, 2011

Supervisory Board and Management Board
Deutsche Börse AG
Mergenthalerallee 61
65760 Eschborn
Germany

Lady and Gentlemen:

Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Deutsche Börse AG ("DBAG") in connection with the Business Combination Agreement, dated as of February 15, 2011 (the "Business Combination Agreement"), by and among NYSE Euronext ("NYSE Euronext"), DBAG, Alpha Beta Netherlands Holding N.V. ("Holdco"), and Pomme Merger Corporation, a newly formed, wholly owned subsidiary of Holdco ("Merger Sub"), which provides, among other things, (i) for Holdco to make a public exchange offer (the "Offer") to acquire all of the issued and outstanding shares of DBAG (the "DBAG Shares"), including a condition that at least 75% of the DBAG Shares have been validly tendered in accordance with the terms of the Offer prior to the expiration time and not withdrawn, and (ii) upon closing of the Offer, for the merger of Merger Sub with and into NYSE Euronext (the "Merger"), as a result of which NYSE Euronext will become a wholly owned subsidiary of Holdco (collectively, the "Transactions"). As set forth more fully in the Business Combination Agreement, (i) pursuant to the terms and conditions of the Offer, tendering DBAG shareholders will receive, in exchange for each outstanding DBAG Share tendered, one (the "DBAG Exchange Ratio") ordinary share of Holdco (each such share, a "Holdco Share" and, collectively, the "Holdco Shares"), and (ii) pursuant to the terms and conditions of the Merger, each share of NYSE Euronext common stock, par value $0.01 per share (the "NYSE Euronext Shares"), other than any NYSE Euronext Shares owned by NYSE Euronext or Merger Sub, will be converted into the right to receive 0.47 of a Holdco Share.

You have requested our opinion as to the fairness of the DBAG Exchange Ratio, from a financial point of view, to the holders of the DBAG Shares.

In connection with our role as financial advisor to DBAG, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning NYSE Euronext and DBAG, projections based on certain publicly available research analysts' financial forecasts endorsed by the respective managements of DBAG and NYSE Euronext and extrapolations from such forecasts as directed by the respective managements of DBAG and NYSE Euronext (collectively, the "Broker Projections"), and certain internal analyses and other information relating to NYSE Euronext and DBAG prepared by management of NYSE Euronext and DBAG, respectively. We have not reviewed in preparing our opinion any financial forecasts or projections prepared by the management of NYSE Euronext or DBAG and, with your permission, have relied on the Broker Projections. We have also held discussions with certain senior officers and other representatives and advisors of NYSE Euronext and DBAG regarding the businesses and prospects of NYSE Euronext and DBAG, respectively, and of Holdco, NYSE Euronext and DBAG after giving effect to the Transactions, including certain cost savings, revenue effects and operating synergies jointly projected by the managements of NYSE Euronext and DBAG to result from the Transactions. In addition, Deutsche Bank has reviewed the reported prices and trading activity for the DBAG Shares and the NYSE Euronext Shares, and, (i) to the extent publicly available, compared certain financial and stock market information for NYSE Euronext and DBAG with similar information for certain other companies we considered relevant whose securities are publicly traded, (ii) to the extent publicly available, reviewed the terms and governance arrangements of certain recent business combinations which we deemed relevant, (iii) reviewed a draft dated February 13, 2011 of the Business Combination Agreement, and (iv) performed such other studies and analyses and considered such other factors as we deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Holdco, NYSE Euronext or DBAG, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has, with your permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of Holdco, NYSE Euronext, DBAG or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of Holdco, NYSE Euronext or DBAG under any applicable law relating to bankruptcy, insolvency or similar matters. With respect to the Broker Projections, and the analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, revenue effects, financial synergies and other strategic benefits projected by Holdco, NYSE Euronext or DBAG to be achieved as a result of the Transactions (collectively, the "Synergies") as well as potential incremental expenses arising out of the Transactions, and the pro forma combined Holdco financial and operating information, in each case made available to Deutsche Bank or used in its analyses, Deutsche Bank has assumed with your permission that they have been reasonably prepared and reflect the best currently available estimates and judgments of the management of NYSE Euronext and DBAG as to the matters covered thereby and with respect to the Broker Projections and other information relating to NYSE Euronext, Deutsche Bank has relied on such Broker Projections and other information at the direction of DBAG. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections, including, without limitation, the Synergies, or the assumptions on which they are based.

For purposes of rendering its opinion, Deutsche Bank has assumed with your permission that, in all respects material to its analysis, the representations and warranties of Holdco, NYSE Euronext and DBAG contained in the Business Combination Agreement are true and correct. Additionally, Deutsche Bank has assumed with your permission that, in all respects material to its analysis, the Transactions will be consummated in accordance with their terms, without any material waiver, modification or amendment of any term, condition or agreement and that Holdco, NYSE Euronext, DBAG and Merger Sub will each perform all of the covenants and agreements to be performed by it under the Business Combination Agreement and that the announcement and consummation of the Transactions will not result in the loss by either NYSE Euronext or DBAG of any of their material relationships with their respective clients, customers or suppliers. In addition, Deutsche Bank has assumed that all of the DBAG Shares will be acquired by Holdco pursuant to the Offer or otherwise on a timely basis at the DBAG Exchange Ratio without any adverse costs or other adverse impact on Holdco or the Holdco Shares, including any adverse impact on the timing or amount of the Synergies to be realized by Holdco, NYSE Euronext or DBAG as a result of the Transactions. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transactions will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Transactions will be tax free to Holdco, NYSE Euronext, DBAG, the holders of the DBAG Shares and the holders of NYSE Euronext Shares. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by DBAG and its advisors with respect to such issues. Representatives of DBAG have informed us, and we have further assumed, that the final terms of the Business Combination Agreement will not differ materially from the terms set forth in the draft we have reviewed.

This opinion has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the Supervisory Board and Management Board of DBAG and is not a recommendation to the holders of the DBAG Shares to tender any DBAG Shares in connection with the Offer. This opinion is limited to the fairness, from a financial point of view of the DBAG Exchange Ratio to the holders of the DBAG Shares, is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on the economic, market and other conditions, and information made available to us, as of the date hereof. You have not asked us to, and this opinion does not, address the fairness of the Transactions, or any consideration received in connection therewith, to the holders of any class of securities,

creditors or other constituencies of NYSE Euronext or DBAG (other than the fairness, from a financial point of view of the DBAG Exchange Ratio to the holders of the DBAG Shares), nor does it address the fairness of the contemplated benefits of the Transactions. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. Deutsche Bank expresses no opinion as to the merits of the underlying decision by DBAG to engage in the Transactions. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the Transactions, or any class of such persons, relative to the DBAG Exchange Ratio. This opinion does not in any manner address the prices at which the Holdco Shares or other Holdco securities or the DBAG Shares or other DBAG securities will trade following the announcement or consummation of the Transactions.

Deutsche Bank will be paid a fee for its services as financial advisor to DBAG in connection with the Transactions, a substantial portion of which is contingent upon consummation of the Transactions. DBAG has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank and its affiliates against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to NYSE Euronext and DBAG or their respective affiliates for which it has received compensation, including (i) a member of the DB Group served as the financial advisor to DBAG in connection with its agreement with SIX Group to increase its holding in STOXX Ltd to a controlling stake, (ii) a member of the DB Group served as a lead arranger and bookrunner in connection with the extension of the $1.0 billion credit facility of DBAG and Clearstream Banking S.A., an affiliate of DBAG, and (iii) a member of the DB Group served as a participant in connection with the $3.0 billion credit facility of Clearstream Banking S.A. DB Group may also provide investment and commercial banking services to Holdco, NYSE Euronext and DBAG in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Holdco, NYSE Euronext and DBAG for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that, as of the date hereof, the DBAG Exchange Ratio is fair, from a financial point of view, to the holders of the DBAG Shares.

This letter is provided to the Supervisory Board and the Management Board of DBAG in connection with and for the purposes of their evaluation of the Transactions. This opinion may not be disclosed, summarized, referred to, or communicated (in whole or in part) to any other person for any purpose whatsoever except with our prior written approval, provided that this opinion may be reproduced in full in any exchange offer prospectus mailed by Holdco and DBAG to the holders of the DBAG Shares in connection with the Transactions.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By: /s/ DEUTSCHE BANK SECURITIES INC.

    Name:
    Title:

Annex G — Opinion of J.P. Morgan Securities LLC



February 15, 2011

Deutsche Börse AG
Attention of the *Vorstand* (Management Board) and
the *Aufsichtsrat* (Supervisory Board)
Mergenthalerallee 61
65760 Frankfurt
Germany

Members of the *Vorstand* (Management Board), Members of the *Aufsichtsrat* (Supervisory Board):

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the Company (as defined below)) of the ordinary shares with a par value (*anteiliger Betrag des Grundkapitals*) of €1.00 per share (including any such shares underlying outstanding American depositary receipts, the "Company Shares") of Deutsche Börse AG, an *Aktiengesellschaft* organized under the laws of the Federal Republic of Germany (the "Company"), of the Exchange Ratio (as defined below) in the proposed Exchange Offer (as defined below) pursuant to the Business Combination Agreement, to be dated as of February 15, 2011 (the "Agreement"), among the Company, NYSE Euronext, a Delaware corporation ("NYSE Euronext"), Alpha Beta Netherlands Holding N.V., a *naamloze vennootschap* organized under the laws of the Netherlands ("Holdco"), and Pomme Merger Corporation, a Delaware corporation and a newly formed, wholly-owned subsidiary of Holdco ("Merger Sub"). You have advised us that, pursuant to the Agreement, among other things:

(i) Holdco will commence an exchange offer, conditioned on, among other things, a minimum tender condition of 75% of the Company Shares, pursuant to the German Securities Acquisition and Takeover Act (*Wertpapiererwerbs- und Übernahmegesetz*), as amended (the "Takeover Act") and the U.S. Securities Exchange Act of 1934, as amended, to acquire all of the Company Shares (the "Exchange Offer") at an exchange ratio entitling the exchanging holder to receive one (the "Exchange Ratio") ordinary share, nominal value €1.00 per share, of Holdco (the "Holdco Shares") for each Company Share so exchanged;

(ii) immediately following the acquisition by Holdco of the Company Shares pursuant to the Exchange Offer, Merger Sub will be merged with and into NYSE Euronext (the "Merger" and, together with the Exchange Offer and the transactions contemplated by the Agreement, the "Transaction"), NYSE Euronext will thereby become a wholly-owned subsidiary of Holdco, and each outstanding share of NYSE Euronext common stock, par value $0.01 per share (the "NYSE Euronext Shares"), other than NYSE Euronext Shares held directly by NYSE Euronext or Merger Sub, and in each such case not held on behalf of third parties, will be converted into the right to receive 0.4700 of a Holdco Share; and

(iii) simultaneously with, or as soon as practicable following, the completion of the Merger, Holdco intends to effectuate one or more corporate reorganization transactions (collectively, the "Post-Closing Reorganization") intended to achieve legal and operational integration of the Company with Holdco to the greatest extent permitted by applicable law, which reorganization transaction may include (A) under certain circumstances, a commencement by Holdco of a mandatory buy-out of the Company Shares from any remaining holders thereof by way of a squeeze-out transaction pursuant to the German Stock Corporation Act (*Aktiengesetz*) (the "Stock Corporation Act") or by applying for a court order in accordance with the Takeover Act and/or (B) entering into a domination agreement (*Beherrschungsvertrag*) and/or, at the

383 Madison Avenue, New York, New York 10179

J.P. Morgan Securities Inc.

election of Holdco, a combination of a domination agreement (*Beherrschungsvertrag*) and a profit transfer agreement (*Gewinnabführungsvertrag*), in each case, pursuant to the Stock Corporation Act, with the Company as the controlled company and with Holdco Shares offered to the outside Company shareholders as consideration (*Abfindung*) pursuant to the Stock Corporation Act; *provided*, that Holdco intends to structure the Post-Closing Reorganization with the goal of providing the holders of Company Shares who do not exchange such shares in the Exchange Offer with Holdco Shares based on the Exchange Ratio or consideration having equivalent value (*provided*, that some or all of such holders may under certain circumstances receive a different amount or form of consideration).

In connection with preparing our opinion, we have (i) reviewed a draft dated February 14, 2011 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and NYSE Euronext and the industries in which they operate; (iii) compared the financial and operating performance of the Company and NYSE Euronext with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Shares and the NYSE Euronext Shares and certain publicly traded securities of such other companies; (iv) at the direction of the management of the Company, reviewed certain financial analyses and forecasts relating to the Company's and NYSE Euronext's respective businesses provided to us by or on behalf of the management of the Company, which were prepared at the direction of the managements of the Company and NYSE Euronext and which were derived from certain publicly available research analyst estimates and guidance, and extrapolated therefrom, as directed and endorsed by such managements, as well as the estimated amount and timing of the cost savings and the related expense and revenue and other synergies expected to result from the Transaction (collectively, the "Synergies"); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and NYSE Euronext with respect to certain aspects of the Transaction, and the past and current business operations of the Company and NYSE Euronext, the financial condition and future prospects and operations of the Company and NYSE Euronext, the effects of the Transaction on the financial condition and future prospects of the Company and NYSE Euronext, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and NYSE Euronext or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or NYSE Euronext under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In connection with our analysis, we were directed by the management of the Company to utilize the financial analyses and forecasts relating to the Company's and NYSE Euronext's respective businesses derived and extrapolated from certain publicly available research analyst estimates and guidance as referred to above, and we did not receive any internal management forecasts from either the Company or NYSE Euronext other than with respect to the Synergies. Also in connection with our analysis, we were directed by the management of the Company to utilize the Synergies provided to us by the management of the Company. In relying on such financial analyses and forecasts, including the Synergies, we were advised by the management of the Company and we have assumed, at your direction, that they reflect the best currently available estimates as to the expected future results of operations and financial condition of the Company and NYSE Euronext to which such analyses or forecasts relate and are a reasonable basis on which to evaluate the expected future results of operations and financial condition of the Company and NYSE Euronext to which such forecasts and estimates relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based, and we have assumed, with your approval, that the Synergies will be achieved at the times and in the amounts projected in all respects material to our analysis.

We have also assumed in all respects material to our analysis that (i) all of the Company Shares will be acquired by Holdco pursuant to the Exchange Offer or otherwise on a timely basis at the Exchange Ratio and that the Post-Closing Reorganization will be successfully completed on a timely basis without any adverse cost or other adverse impact on Holdco or the holders of Holdco Shares, including any adverse impact on the timing or amount of the Synergies to be realized by Holdco and/or its subsidiaries as a result of the Transaction, (ii) the Transaction will be consummated as described in the Agreement and without any waiver of any of the conditions thereof, and (iii) the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the Transaction will qualify as a tax-free reorganization to the Company and the holders of Company Shares for United States federal and German tax purposes, in each case, as contemplated by the Agreement. We have also assumed that the representations and warranties made by the Company, NYSE Euronext, Holdco and Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by the Company and its advisors with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, NYSE Euronext or Holdco or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Shares (other than the Company) of the Exchange Ratio in the proposed Exchange Offer and we express no opinion as to the fairness of the Transaction (including the Exchange Offer or the Merger) to any person or entity, or of any consideration to be received by, the holders of any other class of securities, creditors or other constituencies of the Company or the holders of any class of securities, creditors or other constituencies of NYSE Euronext, or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Shares in the Exchange Offer or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Shares, the NYSE Euronext Shares or the Holdco Shares will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to any other merger, sale or other business combination involving all or any part of the Company.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Exchange Offer and Merger is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and NYSE Euronext, for which we and such affiliates have received customary compensation. Our commercial banking affiliate is a lender under outstanding credit facilities of the Company and an agent bank and a lender under outstanding credit facilities of NYSE Euronext and also provides certain treasury and cash management services to the Company and NYSE Euronext, in each case for which it receives customary compensation or other financial benefits. In addition, we and/or our affiliates are members of, and conduct securities trading through, the exchanges of certain of the Company's and NYSE Euronext's affiliates, and may also hold equity positions in certain of these exchanges in connection with their respective membership in such exchanges. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or NYSE Euronext for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Exchange Offer is fair, from a financial point of view, to the holders of Company Shares (other than the Company).

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the *Vorstand* (Management Board) and the *Aufsichtsrnt* (Supervisory Board) of the Company (in their respective capacities as such) in connection with and for the purposes of their evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Exchange Offer or how such shareholder should vote with respect to the Transaction or any other matter. In addition, this opinion and any such advice provided by J.P. Morgan Securities LLC is not and should not be considered a value opinion as is customarily rendered by qualified auditors based on the requirements of German corporate law *(e.g.*, in connection with a mandatory buy-out of Company Shares or entering into a domination agreement and/or a profit transfer agreement), nor are we expressing any opinion herein as to the compensation which may be payable to holders of Company Shares in connection with such a mandatory buy-out of their Company Shares or in connection with entering into a domination agreement and/or a profit transfer agreement. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy, information statement or Exchange Offer shareholder recommendation statement under applicable German or U.S. law, in each case, mailed to shareholders of the Company, but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,



J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC
U002857